Form 20-F
period 2002-12-31
AMERICAN ISRAELI PAPER MILLS LTD
filed 2003-06-24
CIK 5337

Commission File No. 1-4212
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                        ---------------------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.

                    (Exact name of Registrant as specified in
                  its charter and translation of Registrant's

                               name into English)

                        ---------------------------------

                                     Israel

                 (Jurisdiction of incorporation or organization)

                       P.O. Box 142, Hadera 38101, Israel

                    (Address of principal executive offices)

                         ------------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of each class               Name of each exchange on which registered

      Ordinary Shares,                           American Stock Exchange
 par value NIS .01 per share


                    Securities registered or to be registered
                      pursuant to Section 12(g) of the Act:

                                      None

      (Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

                                (Title of Class)

                        ---------------------------------

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             3,918,710 Ordinary Shares, par value NIS .01 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |X| No |_|.

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 |_| Item 18 |X|

                                     PART I

                                     ITEM 1

              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS


                        Not applicable to Annual Reports

                                     ITEM 2

                     OFFER STATISTICS AND EXPECTED TIMETABLE

                        Not applicable to Annual Reports

                                     ITEM 3

                                 KEY INFORMATION

A.       Selected Financial Data

         The following selected financial data is derived from the audited consolidated financial statements of American Israeli Paper Mills Ltd. ("AIPM" or the "Company"). The consolidated financial statements since 2000 were influenced significantly by the following transactions:

         (a) The finalization of the joint venture with Neusiedler AG (NAG), an Austrian corporation, under which Neusiedler Hadera Paper (NHP), a company engaged in the manufacture of printing and writing paper was formed, effective January 1, 2000, and in which NAG holds 50.1% and AIPM holds 49.9% of the shares. Consequently, as of that date, the results of NHP's operations are no longer consolidated with the results of the Company. Since January 1, 2000, AIPM's share in NHP's results is included in the Company's statement of income under the item Company's share in profits of associated companies. In the balance sheets, AIPM's share in the shareholders' equity of NHP, is included in Investments in associated companies.

          (b) On March 31, 2000, Kimberly-Clark Corporation (KC) exercised the option that was granted to it in January 2000 and acquired from AIPM 0.2% of the shares in Hogla-Kimberly Ltd. in return for $5 million, thereby increasing its holdings in Hogla-Kimberly to 50.1%. Consequently, as of the second quarter of 2000, the results of Hogla-Kimberly are no longer consolidated with AIPM's consolidated results and AIPM's share in the results of operations of Hogla-Kimberly (49.9%) is included in the item Company's share in the profits of associated companies. AIPM's share in the shareholders' equity of Hogla-Kimberly is included in the balance sheets under Investments in associated companies.

         The following table sets forth certain selected financial data with respect to the Company presented in New Israeli Shekel (NIS):


                      FIVE FISCAL YEAR FINANCIAL SUMMARY(1)
                      -------------------------------------

ACCORDING TO ISRAELI GAAP
-------------------------
(IN THOUSANDS OF ADJUSTED NIS)                                                          YEAR ENDED DECEMBER 31
-----------------------------                                                           ----------------------
INCOME STATEMENT DATA:
----------------------
                                                               2002           2001           *2000            *1999            *1998
                                                               ----           ----            ----             ----             ----
Net Sales                                                    493,036         508,109         806,930       1,801,867       1,699,899

Operating Income                                              39,434          22,204          68,380         169,662         133,804

Income Before Taxes on Income and
non-recurring gains                                           26,203        **27,724        **59,552       **167,546       **110,055

Taxes on Income (not including
non-recurring taxes)                                          14,211        **12,084        **18,006        **42,635        **31,307

Capital Gain on Issuance of Shares in
subsidiaries - net                                                                            21,728                          18,948

Share in profits of Associated Companies
- net                                                         18,095          16,238         *38,980          *2,989          *2,128

Net income before non recurring gains                         40,084          33,064          69,620          69,383          52,429

Net Income                                                    40,523          37,263          91,349          75,855          71,377


----------
1 The financial statements of the Company are presented in New Israeli Shekels adjusted to reflect the changes in the purchasing power of Israeli currency (i.e., adjusted shekels). These adjustments were determined on the basis of the changes in the U.S. Dollar/Israel Shekel exchange rate (see page 5 and see Note 1 to Consolidated Financial Statements).

* See above explanation of changes in the consolidated statements, resulting in the de-consolidation of NHP (as of January 1, 2000) and of Hogla-Kimberly (as of March 31, 2000).

**       Reclassified.



ACCORDING TO ISRAELI GAAP
-------------------------
(IN THOUSANDS OF ADJUSTED NIS EXCEPT PER SHARE AMOUNTS)
-------------------------------------------------------
SELECTED BALANCE SHEET DATA:                                          YEAR ENDED DECEMBER 31,
----------------------------                                          -----------------------


                                                     2002             2001        (2)2000          (2)1999          (2)1998
                                                     ----             ----           ----             ----             ----
Total Assets                                       1,138,138       1,138,158       1,145,470       1,176,364       1,738,086
Working Capital                                       94,039          84,337          80,518         287,260         482,999
Investments in Associated Companies                  396,091         408,033      (2)383,654      (2) 74,048       (2)70,482
Investment in Marketable Securities and
Fixed Term Bank Deposits                                                                              85,266         239,702
Property, Plant &  Equipment (net)                   352,475         336,607         337,369         583,748         521,508
Capital Expenditures                                  50,634          32,486          82,550          82,518          82,495
Long-term Debt                                        76,001          86,120         101,154         152,600          74,456
Share Capital & Capital Surplus                      232,919         232,919         232,919         233,507         233,539
Shareholders' Equity                                 704,168         686,343         652,514         619,768         833,717
Per Share Data:
Shares Outstanding at End of Year                  3,918,710       3,918,710       3,890,561       3,854,571       3,854,571
Net Income per NIS 1 Par value:
         Primary                                       1,024             944           2,312           1,940           1,852
         Fully Diluted                                 1,024             944           2,312           1,940           1,852
Dividend per share                                      5.73(3)          (3)           14.92           75.18           29.54

----------

2 See above explanation of changes in the consolidated statements, resulting in the de-consolidation of NHP (as of January 1, 2000) and of Hogla-Kimberly (as of March 31, 2000).

3 Dividend for 2001, in the sum of NIS 5.77 per share ($1.21 per share) was declared in March 2002 and paid in April 2002.

         Dividend for 2002, in the sum of NIS 6.61 per share ($1.44 per share) was declared in March 2003 and paid in April 2003.

ACCORDING TO U.S. GAAP
----------------------

(IN THOUSANDS OF RE-MEASURED NIS EXCEPT PER SHARE AMOUNTS)
----------------------------------------------------------


                                                                                YEAR ENDED DECEMBER 31
                                                                                ----------------------

INCOME STATEMENT AND BALANCE SHEET DATA:                    2002           2001     *    2000           *1999          *1998
----------------------------------------                    ----           ----          ----            ----           ----
Sales                                                     492,990        451,152        705,884      1,567,871      1,377,669
Operating Income                                           53,751         25,723         61,189        150,374        156,839
Net Income before non-recurring gains (losses)             54,639         49,876         61,353         56,050        116,488
Net Income                                                 54,624         49,876         79,853         61,750        133,888
Total Assets                                             1,026,83        966,747        926,362      1,419,187      1,383,269
Working Capital                                            85,803         78,111         65,272        232,546        402,175
Investment in Marketable Securities and Fixed Term
Bank Deposits                                              72,738        204,483
Property, Plant & Equipment (net)                         279,077        245,949        243,656        418,051        352,525
Long-term Debt                                             76,001         80,284         86,292        133,787         65,277
Shareholders' Equity                                      602,675        569,920        512,988        478,731        652,434

Per Share Data: (re-measured NIS)
-------------

Shares Outstanding at End of Year                       3,918,710      3,918,710      3,890,561      3,854,571      3,854,571
Net Income Per Share
         Basic                                              13.94          12.75          20.52          16.02          34.73
         Diluted                                            13.81          12.66          20.16          15.63          34.73
Dividend per share                                          45.77              4          12.84          64.82          25.94


For further information about the effect of application of U.S. GAAP, see Item
18.


----------

* See above explanation of changes in the consolidated statements, resulting in the de-consolidation of NHP (as of January 1, 2000) and of Hogla-Kimberly (as of March 31, 2000) and their becoming associated companies.

4 Dividend for 2001, in the sum of NIS 5.77 per share ($1.21 per share) was declared in March 2002 and paid in April 2002.

         Dividend for 2002, in the sum of NIS 6.61 per share ($1.44 per share) was declared in March 2003 and paid in April 2003.

EXCHANGE RATES
--------------

         The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.373 to the dollar on May 31, 2003. The exchange rate has fluctuated during the six months of December 2002 through May 2003 from a high of NIS 4.924 to the dollar to a low of NIS 4.373 to the dollar. The high and low exchange rates between the NIS and the: U.S. dollar during the six months of December 2002 through May 2003, as published by the Bank of Israel, were as follows:

MONTH                       HIGH                     LOW
------                      ----                     ---
                            1 U.S. dollar =          1 U.S. dollar =

December 2002               4.791 NIS                4.632 NIS
January 2003                4.898 NIS                4.769 NIS
February 2003               4.924 NIS                4.810 NIS
March 2003                  4.858 NIS                4.687 NIS
April 2003                  4.671 NIS                4.521 NIS
May 2003                    4.577 NIS                4.373 NIS

         The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

PERIOD                                                EXCHANGE RATE
------                                                -------------
January 1, 1998 - December 31, 1998                   3.810 NIS/$1
January 1, 1999 - December 31, 1999                   4.154 NIS/$1
January 1, 2000 - December 31, 2000                   4.067 NIS/$1
January 1, 2001 - December 31, 2001                   4.219 NIS/$1
January 1, 2002 - December 31, 2002                   4.736 NIS/$1


FORWARD LOOKING STATEMENTS
--------------------------

         This Annual Report on Form 20-F contains "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively, the "Safe Harbor Provisions"). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties and actual results may differ significantly. Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Such statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors" (we refer to these factors as "Cautionary Statements"). Any forward-looking statements contained in this Annual Report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

B.       CAPITALIZATION AND INDEBTEDNESS

         Not applicable.

C.       REASON FOR THE OFFER AND USE OF PROCEEDS

         Not applicable.

D.       RISK FACTORS

         RISKS RELATING TO THE COMPANY'S OPERATIONS IN ISRAEL
         ----------------------------------------------------

SECURITY, ECONOMIC AND POLITICAL CONDITIONS IN ISRAEL MAY AFFECT THE RESULTS OF
-------------------------------------------------------------------------------
THE COMPANY'S OPERATIONS
------------------------

         We are incorporated under Israeli law and our principal offices are located in Israel. Political, economic and security conditions in Israel directly affect our operations. Since the establishment of the State of Israel in 1948, various armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Israel signed a peace treaty with Egypt in 1979 and a peace treaty with Jordan in 1994. As of the date of this annual report, Israel has not entered into any peace agreement with Syria or Lebanon. Since 1993 several agreements have been signed between Israel and the Palestinians, but a final agreement has not been achieved. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, which have adversely affected the peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel's relationship with several Arab countries.

AN INCOME TAX REFORM IN ISRAEL MAY ADVERSELY AFFECT THE COMPANY'S SHAREHOLDERS
------------------------------------------------------------------------------
AND THE COMPANY
---------------

         Effective as of January 2003, the Israeli Parliament has enacted a wide ranging reform of the Israeli income tax system. These tax reforms have resulted in significant changes to the Israeli tax system. (See "Item 10 - Additional Information - Taxation - Reform of Taxes on Income in Israel".)

COMPETITION
-----------

         Most of the Group's products are exposed to competition with local and imported products. The said competition might have influence over the selling prices and the Group's market share in its different fields of operations, especially in times of recession.

DEPENDENCY ON ENERGY PRICES
---------------------------

         The Group's operations are highly dependent on energy usage and thereby are highly effected by fuel prices. The Group's profit may be adversely effected in case of high increase in fuel prices.

RISKS RELATING TO OUR OPERATIONS IN TURKEY
------------------------------------------

         We are subject to various risks related to our operations in Turkey, where Hogla-Kimberly operates through its subsidiary, Ovisan, resulting from the economic instability in Turkey, and the high inflation rates. This economic instability may effect the purchasing power in Turkey and together with the volatility of the Turkish currency that may continue, might have a material adverse effect on the operations of Ovisan.

         For further information, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risk".

                                     ITEM 4

                           INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         The Company was incorporated in Israel in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies (which together with the Company are referred to as the "Group") is Israel's major manufacturer of paper and paper products.

         The Company's principal executive offices are located at 1 Meizer St., Industrial Zone, P.O. Box 142, Hadera, Israel, Tel: (972-4) 634-9349, fax:
(972-4) 633-9740.

         The need to meet future challenges caused the Company to reorganize its operations into separate business units. Effective as of December 31, 1995, the Company's machines used in the manufacture of packaging and printing and writing paper were transferred to a wholly-owned subsidiary of the Company, and the Company's machines used in the manufacturing of printing and writing papers were sold in 2000 to NHP. The Company's machines used in the manufacture of household papers were sold to Hogla-Kimberly.

         The organizational structure of the Company and certain subsidiaries thereof was changed as of January 1, 1999. This change was intended to result in an operational separation between various activities, especially in the paper and board divisions, to allow for better business focus, greater operating efficiency and the formulation of business strategies that facilitate the establishment of additional international strategic alliances.

         Within the framework of the organizational changes, different fields of operations were defined and separated, including printing and writing paper and packaging paper. For each of them a separate management was assigned.

         Over the last few years, the Group has created several new joint ventures as follows:

         1. In July 1992, the Group purchased 25% of the shares of Carmel Container Systems Ltd. ("Carmel"), a leading Israeli designer, manufacturer and marketer of paper and paperboard based packaging products. As of May 31, 2003, the Group held 26.5% of the shares of Carmel. Other major shareholders in this company are Rand Whitney Inc. (35%) and Ampal Ltd. (21.75%).

         2. In 1996, KC acquired 49.9% of the shares of Hogla, a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd. The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer Hogla-Kimberly access to international markets. In March 1999, Hogla-Kimberly entered into an agreement to purchase Ovisan, a Turkish manufacturer and marketer of diapers and paper products.

         In January 2000, AIPM and KC entered into an agreement pursuant to which AIPM granted KC an option to acquire from AIPM an additional 0.2% of the Hogla-Kimberly equity. On March 31, 2000, KC exercised the option thereby increasing its holdings in Hogla-Kimberly to 50.1%.

         3. In February 2000, effective January 1, 2000, AIPM entered into a joint venture agreement with NAG, pursuant to which NAG acquired 50.1% of AIPM's printing and writing paper operations. The printing and writing paper operation was separated from AIPM upon the completion of this transaction and was sold to NHP, a subsidiary that was established for this purpose. In return for the acquisition of 50.1% of the shares of the new company, NAG paid to NHP $10 million in cash and lent to NHP $10 million.

         NAG is a member of Mondi Europe, a group of companies with many years of experience in the paper industry, wide global deployment and annual production capacity in excess of 3.5 million tons of various grades of paper and pulp. The establishment of the joint venture is expected to result in a doubling of the paper production capacity in Israel within the coming years, while relying on the NAG marketing network for the export of 50,000 to 80,000 tons of printing and writing paper annually.

         4. Amnir Recycling Industries Ltd. (a wholly owned subsidiary of AIPM) acquired in 1997 and 1998 20% and 10%, respectively, of Cycle-Tec Recycling Technologies Ltd. (Cycle-Tec), a research and development company which develops a process for manufacturing of a high strength / low cost composite material, based on recycled post consumer plastic and paper treated with special chemical additives, for a total of $150,000. In 1999, Amnir acquired additional shares of Cycle-Tec for $80,000. In March 2000 and in July 2001, Amnir acquired additional shares for $93,243 and $100,000, respectively. As of May 31, 2003, Amnir owned 30.18% of Cycle-Tec.

         5. In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d'Entreprises Automobiles (CGEA), for the sale of 51% of the operations of Amnir Recycling Industries Ltd., a subsidiary of the Company engaged in the field of solid waste management (waste disposal and management of transfer stations and landfills) for a purchase price of $7.8 million. Since the completion of this transaction, this business is known as Amnir Industries and Environmental Services Ltd. (Amnir Environment). CGEA is an international French company which is part of the Vivendi group and one of the world's leading companies in the field of environmental services. The agreement does not apply to Amnir's operations in collecting and recycling paper and plastic.

         6. In March 2000, AIPM and CGEA, on the one hand, and Tamam Integrated Recycling Industries Ltd. (T.M.M.) and its controlling shareholders, on the other hand, entered into an agreement pursuant to which AIPM and CGEA acquired through a joint company from T.M.M.'s controlling shareholders 62.5% of the share capital of T.M.M., a leading Israeli company in the solid waste management field, for $15.85 million. Simultaneously therewith, 100% of Amnir Environment's shares were transferred to T.M.M. in return for an allocation of 35.3% of the shares of T.M.M to the shareholders of Amnir Environment. Following such transaction, AIPM and CGEA own together, 75.74% of the shares of T.M.M. In August and September 2000, T.M.M. acquired approximately 3% of its own share capital. In December 2001, AIPM and CGEA acquired an additional 3% of T.M.M.'s share capital through a joint company (Barthelemi Holdings Ltd.), resulting in an increase in the ownership of shares of T.M.M. by AIPM and CGEA to 80.87%

CAPITAL EXPENDITURES AND DIVESTITURES
-------------------------------------

2002:    The investments in fixed assets totaled about NIS 50.6 million (about
----     $10.7 million).


         The investments in 2002 included:

         o The payment of approximately NIS 29 million ($6.1 million) in connection with the extension of the lease for the Shafir Compound, from the Tel Aviv Municipality, for an additional period ending during 2059.

         o The completion of the investment in the anaerobic installation in Hadera, Israel as part of the Group's environmental operations. The investment in 2002 totaled NIS 4.3 million ($0.8 million).

         o Investments in the renovation of manufacturing and transport equipment, totaling NIS 17.3 million ($3.8 million).

2001:
----
         The investments in fixed assets in 2001 totaled about NIS 32.5 million (about $6.9 million).

         The investments in 2001 included:

         o A beginning of an investment in an anaerobic plant in Hadera, Israel as part of the Group's environmental operations. The investment in 2001 totaled NIS 4.3 million ($0.9 million).

         o Investments in renovation of equipment and in transportation, totaling NIS 28.2 million ($6.0 million).

2000:
----

         The investments in fixed assets amounted to about NIS 82.6 million (about $17.4 million) in 2000.

         The investments in 2000 included:

         o Completion of the construction of the power plant at the Hadera plant and its initial start up process (NIS 41.6 million ($8.8 million) were invested in 2000, out of the total investment of about NIS 66 million ($14 million)). This project was intended to enable the Company to raise its self-generated amount of electricity to about 65% of consumption.

         o An investment in other equipment of about $4 NIS 19 million ($4 million).

         o Other investments in logistics, transport equipment and computerizing in an amount of about NIS 22 million ($4.6 million).

B.       BUSINESS OVERVIEW

         I. THE GROUP'S OPERATIONS AND PRINCIPAL ACTIVITIES
         --------------------------------------------------

         The Group, through its subsidiaries and main affiliated companies, produces and markets a wide variety of paper types such as coated and uncoated printing and writing paper, packaging and wrapping paper, paper for personal care and household use and various grades of board.

         The Group is also engaged in the conversion of household paper products into consumer products such as bathroom tissue and paper towels, napkins and facial tissue; the production and marketing of disposable baby diapers, adult incontinence, absorbent products and feminine hygiene products; the production and marketing of paperboard for the packaging industry; the production and marketing of corrugated boxes; and the marketing of office supplies.

         The collection and recycling of a variety of waste materials is also a major Group activity, with waste paper used in the production of paper, board and plastics and solid waste recycled for industrial and agricultural applications.

         In 1989, the Company was declared a monopoly in the field of paper production and marketing in reels and sheets by Israel's Authority for Restricted Trade Practices, but this declaration was partially revoked in 1998 with respect to printing and writing paper. Until January 2001, some of the Group's products, such as printing and writing paper (in reels and sheets) were under price control. In January 2001, these restrictions were cancelled.

         The principal products produced and/or marketed by the Company and its subsidiaries and associated companies are as follows:

         o        Grades of Paper and Board
                  -------------------------

         Printing and writing paper, publication papers in reels, coated paper, carbonless paper, recycled paper, photocopy paper for laser and inkjet, copy-book paper, paper for continuous forms, paper for envelopes and direct mailing and various grades of packaging paper and board.

         o        Packaging Products
                  ------------------

         Folding cartons

         Corrugated containers and pallets

         Solid board containers

         o        Household Products
                  ------------------

         Bathroom tissue, toilet crepe, towel rolls, facial tissue, pocket handkerchiefs, napkins, tablecloths, sanitary towels, panty shields, tampons, disposable baby diapers, training pants, baby wipes, disposable adult diapers, incontinence pads, cups and plates.

         o        Industrial, Hospital and Food Service Products
                  ----------------------------------------------

         Toilet paper, towel rolls, C-fold towels, napkins, place mats, coasters, bed sheets, wadding, paper toilet seat covers, disposable bed-pans and urinals, sterilizing paper, bathroom tissue and paper towel dispensers, dispensers for liquid hand soaps and room deodorizing dispensers for washrooms and cleaners, detergents and cleaning complimentary products.

         o        Other Products
                  --------------

         Aluminum food wraps, cling-film wraps, garbage bags, air purifiers for lavatories, oven baking and cooking trays, office supplies, recycled ground and palletized plastics used by the plastic products industry, compost for soil conditioning and fertilizers for agriculture and landscape planting.

SALES AND MARKETING
-------------------

         The Group's paper grades are sold to publishers, major printers, converters, and wholesalers partly owned by the Group, and independent and other direct customers.

         The Group's household products are marketed mainly through retail marketing chains, stores and the institutional market.

         The Group's marketing strategy has the following objectives:

         (a) Maintaining its existing dominant share in the Israeli market of paper grades and paper products produced by the Group and imported by it through short delivery time and prompt service, while constantly improving the quality of its products.

         (b) Increasing cutsize paper exports of NHP significantly, through the marketing network of NAG in Europe.

         (c) Meeting the growing and changing requirements of the market by adding new paper grades and improving the quality of existing grades to meet the technological changes required by new printing equipment.

         (d) Exploring new business opportunities and increasing the range of its products.

         The following table sets forth the consolidated sales in adjusted NIS millions(**) by categories of the consolidated segments of operations:


              PAPER
           MANUFACTURING                    MARKETING OFFICE                                   TOTAL AFTER
          AND RECYCLING 1                      SUPPLIES 2                ADJUSTMENTS           ADJUSTMENTS
          ---------------                   ----------------             -----------           -----------
    2002         2001       2000        2002        2001      2000         2000         2002       2001       2000
    ----         ----       ----        ----        ----      ----         ----         ----       ----       ----

   340.4        342.2       421.7      152.7       165.9      173.8       (18.8)        493.0     508.1      *806.9
   =====        =====       =====      =====       =====      =====       ======        =====     =====      ======


The above mentioned segments include the following activities:

1. Paper manufacturing and recycling - collecting and recycling of paper waste; manufacturing and marketing of paper, mainly packaging paper, which rely mainly on paper waste as raw materials.

2. Marketing office supplies - Marketing of office supplies and paper, mainly to institutions.

* The sales in 2000 included the results of Hogla-Kimberly for the period ended March 31, 2000 of NIS 230.2 million.

** The financial statements of the Company are presented in NIS adjusted to reflect the changes in the purchasing power of Israeli currency (i.e., adjusted NIS). These adjustments were determined on the basis of the changes in the U.S. Dollar/NIS exchange rate (see Item 3 - "Key Information - Selected Financial Data" and Note 1 to the Company's Consolidated Financial Statements)

RAW MATERIALS
-------------

         The raw materials required for paper and board production are different wood pulps, secondary fibers (i.e., waste paper) and various chemicals and fillers. Pulp is imported primarily from major suppliers in Scandinavia, the United States, Portugal, Austria, Germany, Brazil and South Africa on a regular basis. The bulk of the pulp tonnage purchased is secured by revolving long-term agreements renewed on a yearly basis. Most of the waste paper and the fillers are acquired from Israeli sources.

         Over 70% of the fibers required in paper production of the Group (including printing and writing paper and household products) come from waste paper, which in some paper grades, is used in lieu of relatively more expensive pulp.

         Since 1996, the Company has been using precipitated calcium carbonate
(PCC), a special pigment used for filling and coating paper in order to improve quality. The PCC is manufactured in a plant constructed and operated by the Company and Specialty Minerals Israel Ltd. (SMI), a wholly owned subsidiary of Minerals Technologies Inc., a U.S. company.

         The cost of paper production is affected by fluctuating raw material prices and the cost of water and energy. In the last few years, the Company's management invested considerable effort and money in modernizing its production systems and improving quality control. At the same time, steps were taken to reduce costs while improving product quality.

COMPETITION
-----------

         Most of the Group's products that are sold on the local market are exposed to competition with local and imported products. The imported products arrive in Israel exempt from import tariffs, especially from the EEC, EFTA and the USA. The tariffs on imports of paper from other countries are in the range of 0% -12%. The said competition has influence over the selling prices that the Group can charge.

         The main competitors of the Group in the different fields of operation are Israeli companies, except for sales of baby diapers, in which the Group's main competitor is Proctor & Gamble.

C.       ORGANIZATIONAL STRUCTURE

         Clal Industries and Investment Ltd. (Clal) owns 33.0% of the Company. Discount Investment Corporation Ltd. (DIC) owns 18.6% of the Company. Clal and DIC agreed to coordinate and pool their voting power in the Company. IDB Development Corporation Ltd. owns 71.5% of DIC and 63.6% of Clal.

                SIGNIFICANT SUBSIDIARIES AND ASSOCIATED COMPANIES
                -------------------------------------------------


                                                                                                     COUNTRY OF
         NAME OF THE COMPANY                                           OWNERSHIP AND VOTING        INCORPORATION
         -------------------                                           --------------------        -------------
SUBSIDIARIES
------------

Amnir Recycling Industries Ltd.                                               100.00%                  Israel

Graffiti Office Supplies & Paper Marketing Ltd.                               100.00%                  Israel

Attar Marketing Office Supplies Ltd.                                          100.00%                  Israel

American Israeli Paper Mills Paper Industry (1995) Ltd.                       100.00%                  Israel

American Israeli Paper Mills Marketing (1992) Ltd.                            100.00%                  Israel

ASSOCIATED COMPANIES
--------------------

Hogla-Kimberly Ltd.                                                            49.90%                  Israel

Hogla-Kimberly Marketing Ltd.                                                  49.90%                  Israel

Shikma Ltd.                                                                    49.90%                  Israel

Ovisan Sihhi Bez Sanai Ve Ticavet A.S.                                         49.90%                  Turkey

Hogla-Kimberly Holdings A.S.                                                   49.90%                  Turkey

Neusiedler Hadera Paper Ltd.                                                   49.90%                  Israel

Neusiedler Hadera Paper  Marketing (1999) Ltd.                                 49.90%                  Israel

Grafinir Paper Marketing Ltd.                                                  49.90%                  Israel

Mitrani Paper Marketing 2000 (1998) Ltd.                                       49.90%                  Israel

Yavnir (1999) Ltd.                                                             49.90%                  Israel




                                                                                                     COUNTRY OF
         NAME OF THE COMPANY                                           OWNERSHIP AND VOTING        INCORPORATION
         -------------------                                           --------------------        -------------

Barthelemi Holdings Ltd.                                                       33.91%                  Israel

T.M.M. Integrated Recycling Industries Ltd. (direct and indirect)              39.20%                  Israel

Carmel Containers Systems Ltd.                                                 26.25%                  Israel

C.D. Packaging Systems Limited (direct and indirect)                          63.20%*                  Israel

D.       PROPERTY, PLANTS AND EQUIPMENT

         The Group's principal executive offices and manufacturing and warehouse facilities are located on approximately 69 acres of land in Hadera, Israel, which is 31 miles south of Haifa, a major seaport, and 28 miles north of Tel Aviv. The Company owns 51 acres, and 18 acres are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate during future years until 2023.

         The Group's facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 1,200,000 square feet are utilized for manufacturing, storage and sales and administrative offices. An additional plant is located in renovated modern buildings on a 10 acre plot in Afula, a city in northern Israel. The Molett plant is located in Nahariya, in northern Israel, on approximately 6 acres. In September 2002, the Group signed an agreement with the Tel Aviv Municipality for the extension of the lease period of the real estate lease for a plant in Tel Aviv, that was shut down at the end of 2002, until the year 2059, in return for the payment of $6.2 million by the Group. The Group is investigating several options for using the land.

         The Group also owns a warehouse containing 50,000 square feet situated on three acres in the Tel Aviv area, and a two acre parcel in the industrial zone of Bnei Brak, near Tel-Aviv, which is used for waste paper collection. Hogla-Kimberly vacated during the year 2002 the warehouse in Tel Aviv it had occupied and the warehouse was rented to a major food retail chain. Hogla-Kimberly relocated its headquarters and logistic center to a new modern site in Zrifin, near Tel-Aviv, covering an area of 40,000 sq.m., with 17,500 sq.m. of buildings.

         The Group sold at the end of 2002 the land and buildings it owned in the city of Ashdod, in southern Israel, and at the beginning of 2003 the Group sold 8 of 10 apartments it owned in Hadera.

         The Group rents plant and office facilities in Migdal Haemek and Caesarea and additional warehouses and waste paper collection sites throughout Israel.

         The machinery, equipment and assets of the Company are free of any mortgage, lien, pledge or other charge or security interest.

----------

*        The holding in voting shares is 63.05%

         The Group owns six paper machines that are used in the manufacture of various grades of paper and board. Most of the paper production facilities of the Company and its subsidiaries are located in Hadera where it operates five machines with a combined production capacity of over 270,000 tons per year. Due to the rising demand for tissue paper products in the Israeli market, the old tissue machine located in Nahariya was replaced during 2002 with a new modern tissue machine with a total investment of $20 million. The new tissue machine started its operation at the end of 2002 and has a production capacity of 20,000 tons per year.

         The Group also operates converting lines for personal care and household paper products in Hadera and Nahariya.

         The Group maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel and a plant for the recycling of urban waste in Afula. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products, a plant in Migdal Haemek for the production of paperboard consumer packages and a plant in Hadera for recycling plastic waste. The Group also operates a second plant for handling and recycling urban waste in Petah Tikva, near Tel-Aviv.

         The Company established in 2000 a new co-generation power plant, based on high-pressure steam available from steam drying employed in paper production, for a total investment of $14 million. The operation of the power plant, situated in Hadera, concluded two years of work, and the Group now enjoys an independent power generation capacity of 18MW, with generation costs considerably lower than the cost of electricity purchased from the Israel Electricity Company. As part of this project, the infrastructure of the main electricity supply system was renovated and improved, utilizing modern technological innovations.

         Environmental Regulation Matters
         --------------------------------

         Certain of the Group's manufacturing operations are subject to environmental and pollution control laws in Israel. In order to comply with these laws, the Group planned and acquired, during 2001, a new modern system for the treatment of effluent using an anaerobic treatment process. This process was installed in the Group's site in Hadera as a pre-treatment phase in the existing system based on aerobic treatment, in order to improve the treated effluent quality in compliance with environmental regulations.

         The Company is investing money and efforts in environmental projects, while placing emphasis on separating industrial effluent streams by type and curtailing their volume. The effort includes educating the employees on environmental matters.

         The Group's achievements in the environmental protection during the last few years were acknowledged at the end of 2002, when the paper mills at the Hadera site won the Shield for Environmental Excellence in Industry Award granted by the Israeli Ministry of the Environment.

                                     ITEM 5

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES
------------------------------------------

         The Company's discussion and analysis of the financial condition and operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel (for information as to the reconciliation between U.S. and Israeli GAAP, see Item 18). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

         The Company identified the most critical accounting principles upon which its financial status depends. The Company determined the critical principles by considering accounting policies that involve subjective decisions or assessments.

         The Company states its accounting policies in the notes to the consolidated financial statements and at relevant sections in this discussion and analysis.

         This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

         The Company identified the following to be the most critical accounting policies:

Inventories
-----------

         The inventory is valued at the lower of cost or market, where cost is determined on the moving average basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory based on analysis of inventory aging, assumptions about future demand and market conditions. If actual demand and/or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Allowance for doubtful accounts
-------------------------------

         The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for doubtful accounts as a percentage of all specific debts doubtful of collection. The allowances are based on the likelihood of recoverability of accounts receivable considering the aging of the balances, our historical write-off experience, net of recoveries, change in credit worthiness of the customers, and taking into account current collection trends that are expected to continue. These estimated allowances are periodically reviewed, analyzing the customers' payment history. Actual customer collections could differ from the Company's estimates.

Contingencies and risks involving the business
----------------------------------------------

         The Company is subject, from time to time, to various claims arising in the ordinary course of operations. In determining whether liabilities should be recorded for pending litigation claims, the Company assesses, based on advice of its outside legal counsel, the allegations made and the likelihood that it will successfully defend itself.

         When the Company believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability. The evaluation of the probability of success of such claims and the determination of whether there is a necessity to include provisions in respect thereof require judgment by the Company's legal counsel and management.

Deferred income taxes
---------------------

         Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in the financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that on such assets will be realized. The Company has considered future taxable income and tax planning strategies in assessing the need for the valuation allowance. Management evaluates the realizability of the deferred tax assets on a current basis. If it were determined that the Company would be able to realize the deferred tax assets in excess of its net recorded amount, an adjustment to deferred tax assets would increase income.

Impairment in value of Long-Lived Assets (including fixed assets and investments in associated companies)
--------------------------------------------------------------------

         The Company has previously adopted standard 121 of the Financial Accounting Standards Board of the United States ("FASB") - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of - prior to its amendment in 2002. Through December 31, 2002, in accordance with the provisions of the aforementioned standard, the Company regularly reviewed, in situations where an event had occurred or circumstances had changed, which might indicate that an impairment had taken place of the long-lived assets used by the Company, whether the undiscounted cash flows anticipated from those assets, exceeded the amount at which those assets were included in the accounts. The Company is required to apply Accounting Standard No. 15 of the Israeli Accounting Standards Board (the "IASB"), as of January 1, 2003 (see Note 1p(1) to the financial statements).

A.       OPERATING RESULTS

         The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

                    AMOUNT AND PERCENTAGE INCREASE (DECREASE)
                    -----------------------------------------

                     New Israeli Shekels (in thousands)(5)
                     -------------------------------------


                                                          YEAR ENDED 12/31/02           YEAR ENDED 12/31/01
                                                          -------------------           -------------------
                                                                  V.                           V.
                                                          YEAR ENDED 12/31/01           YEAR ENDED 12/31/00
                                                          -------------------           -------------------
                                                        CHANGES             %           CHANGES            %
                                                        -------           -----         -------          ----
                                                          NIS                             NIS
                                                          ---                             ---
                                                                                                PRO-FORMA(6)
                                                                                                ------------
Net sales                                             (15,073)             (3.0)        (87,399)            (14.7)
Cost of sales                                         (21,692)             (5.2)        (64,252)            (13.4)
                                                      -------            ------         -------             -----
Gross profit                                            6,619               7.1         (23,147)            (19.9)
Selling, administrative and general expenses          (10,611)            (15.0)         (7,695)             (9.8)
                                                      -------            ------         -------             -----
Income from ordinary operations                        17,230              77.6         (15,451)            (41.0)

Financial income (expenses) - net                      (8,751)           (158.5)        *15,093            (157.7)
Other income (loss)                                    (4,367)           (368.8)        (44,799)
                                                      -------            ------         -------             -----
Income before taxes on income                           4,112              14.2         (45,157)            (61.0)
Taxes on income                                        (2,709)             34.4         *24,766             (75.9)
                                                      -------            ------         -------             -----
Income from operation of the Company and the
consolidated subsidiaries                               1,403               6.7         (20,391)            (49.2)
Share in profits of associated companies                1,857              11.4         (33,695)            (67.5)
                                                      -------            ------         -------             -----
Net income                                              3,260               8.0         (54,086)            (59.2)
                                                      =======            ======         =======             =====

----------
*   Reclassified

         As discussed above in Item 3, the consolidated financial statements since the year 2000 were changed significantly following transactions that were completed in 2000.

5 The financial statements of the Company are presented in New Israeli Shekels adjusted to reflect the changes in the purchasing power of Israeli currency (i.e., adjusted shekels). These adjustments were determined on the basis of the changes in the U.S. Dollar/Israel Shekel exchange rate (see page 5 and see Note 1 to Consolidated Financial Statements)

6 The changes in 2001 V. 2000 are based on a pro-forma report for the year 2000 - see explanation and report below. For information about the reported amounts - see the statement of income in the attached financial statements.

         Commencing in 2000, the results of operation of Hogla-Kimberly (as of March 31, 2000) are included as shares in profits of associated companies and not in income from operations of the Company and its subsidiaries.

         The following is a pro-forma report for 2000, excluding the operations of Hogla-Kimberly from the consolidation to the share in profits of associated companies.

                                                                  2000
                                                                  ----
                                                            NIS IN THOUSANDS
                                                            ----------------

                                                                595,507
       Net sales
       Cost of sales                                            479,455
                                                                -------
       Gross profit                                             116,052

       Selling, administrative and general expenses              78,398
                                                                -------
       Income from ordinary operations                           37,654

       Financial expenses - net                                 *(9,573)
       Other income                                              45,983
                                                                 ------

       Income before taxes on income                             74,064
       Taxes on income                                          *32,649
                                                                -------
       Income from operation of the Company and the
       consolidated subsidiaries                                 41,415

       Share in profits of associated companies                  49,934
                                                                 ------

       Net income                                                91,349
                                                                 ======

       *    Reclassified

         The statements of income for the years ended December 31, 2002, 2001 and 2000 are presented in adjusted New Israeli Shekels as explained in Note 1 to the Consolidated Financial Statements. The changes in purchasing power of New Israeli Shekels were determined on the basis of changes in the U.S. dollar/New Israeli Shekel exchange rate. All figures in the adjusted statements of income are expressed in terms of December 31, 2002 shekels (1 U.S. $= NIS 4.737).

         The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar increased (decreased) over the prior year by (2.7%), 9.3% and 7.3% in 2000, 2001 and 2002, respectively.

         The adjusted NIS figures have been translated into U.S. dollars using the representative exchange rate of the U.S. dollar on December 31, 2002 ($1 = NIS 4.737).

         The translated U.S. dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into U.S. dollars.

         See Note 2 to the financial statements and Item 18 for anticipated effect of adoption of accounting pronouncements that have been issued but are not yet required to be adopted.

2002 COMPARED TO 2001
---------------------

I.       RESULTS OF OPERATIONS

         The following are principal figures regarding the Company's operations. For a detailed analysis, see paragraph III - "Analysis of Operations and Profitability" below.

         1.       CONSOLIDATED DATA - THE COMPANY AND ITS SUBSIDIARIES
                  ----------------------------------------------------

         The consolidated sales amounted to NIS 493.0 million in 2002, as compared with NIS 508.1 million in 2001 ($104.1 million, as compared with $107.3 million).

         The operating income in 2002 amounted to NIS 39.4 million in 2002, as compared with NIS 22.2 million in 2001 ($8.3 million, as compared with $4.7 million).

         The earnings before taxes and before other income/expenses amounted to NIS 36.2 million in 2002, as compared with NIS 27.7 million in 2001 ($7.6 million, as compared with $5.9 million).

         2.       NET INCOME AND EARNINGS PER SHARE
                  ---------------------------------

         Net income (before non-recurring income) totaled NIS 40.1 million in 2002, as compared with NIS 33.1 million in 2001 ($8.5 million, as compared with $7.0 million).

         Net income in 2002 included non-recurring income of NIS 0.4 million ($0.1 million), net, generated by the discontinuation of operations at Shafir and Molett, from the sale of real estate in Ashdod, Israel (after deduction of the applicable taxes) and from non-recurring tax revenues (see III.9, below).

         Net income in 2002, including non-recurring income, totaled to NIS 40.5, as compared with NIS 37.3 million in 2001 ($8.6 million, as compared with $7.9 million).

         Earnings Per Share for 2002 totaled NIS 1,024 per NIS 1 par value ($2.16 per share), as compared with NIS 944 per NIS 1 par value ($1.99 per share) for 2001.

         The return on shareholders' equity, before non-recurring income, amounted to 5.8% in 2002, as compared with 5.1% in 2001.

II.      THE BUSINESS ENVIRONMENT AND THE INFLUENCE OF EXTERNAL FACTORS
         --------------------------------------------------------------

         The slowdown in Israel's economy grew more severe in 2002. The slowdown in operations, effected by the global economic situation and by the security-related events in Israel, was characterized by a decrease in domestic demand, negative GDP growth and increased unemployment.

         The accelerated devaluation of the NIS against the US dollar continued with fluctuation throughout the year. At its peak, the US dollar exchange rate reached a record of NIS 5 per dollar (13% devaluation since the end of 2001), and its ascent was only curbed by the raising of interest rates by the Governor of the Bank of Israel.

         The accelerated devaluation during 2002 resulted in an increase in the prices of imported inputs, but due to the economic situation in Israel, the reduced demand and the increased competition, it was impossible to adjust the selling prices as warranted by such devaluation. The sales turnover in dollar terms was consequently eroded, despite the quantitative growth in sales in most of the Group's operations, and the profitability was impaired.

         In response to the foregoing economic situation, the Group initiated efficiency measures that were intended to deal with the difficult economic environment, while preserving AIPM's market shares and profitability of its various operations, despite the said erosion and while focusing on its cost base. These efficiency measures, which encompass all of the Group's different operations, included personnel cutbacks, on both management and operational levels, increased productivity and the creation of a lower cost base, resulting in a greater ability to adjust to market conditions.

         2002 was a year marked by stability in global pulp prices, following a year with a sharp decline in prices. Pulp prices appeared to be rising in the first quarter of 2003 (by approximately 10%) and this trend is expected to continue in the second quarter of 2003 as well.

         The inflation rate in 2002 amounted to 6.5%, as compared with an inflation rate of 1.4% in 2001.

         The NIS declined by 7.3% against the dollar in 2002, compared with a decline of 9.3% in 2001.

III.     ANALYSIS OF OPERATIONS AND PROFITABILITY
         ---------------------------------------

         The analysis below is based on the consolidated data.

         1.       SALES
                  -----

         The consolidated sales amounted to NIS 493.0 million in 2002, as compared with NIS 508.1 million in 2001 (-3%); ($104.1 million, as compared with $107.3 million).

         The decrease in the sales turnover is primarily attributed to the termination of some operations in 2002 (See III.9, below). The termination of these operations resulted in a NIS 28.4 million (approximately $6 million) decrease in the consolidated sales turnover.

         An increase was recorded in 2002 in the volume sales of packaging paper (fluting) in the domestic market, as compared to 2001. The growth in sales as a result of such volume growth, was partially offset by the decrease in local selling prices, resulting from the severe crisis impacting the packaging sector (corrugators).

         With the intention of running at full capacity, while preserving manufacturing efficiency, lowering the cost base and keeping the inventory at operational levels, the Packaging Papers and Recycling Division expanded its export operations in 2002, thereby lowering the average per ton, while increasing the Division's turnover.

         The turnover of the office supplies sector declined due to lower demand stemming from the economic situation and the erosion of prices in dollar terms.

         2.       COST OF SALES
                  -------------

         The cost of sales amounted to NIS 393.5 million - or 79.8% of sales - in 2002, as compared with NIS 415.2 million - or 81.7% of sales - in 2001 ($83.1 million, as compared with $87.7 million).

         The gross profit amounted to NIS 99.5 million - or 20.2% of sales - in 2002, as compared with NIS 92.9 million - or 18.3% of sales - in 2001 ($21.0 million, as compared with $19.6 million).

         The increase in the gross margin was due to the Group's continuing efficiency measures and the acceleration of these measures due to the economic situation in Israel.

         The improved efficiency was achieved, among other things, by:

         - Lower wage costs, primarily as a result of personnel cutbacks and the impact of the devaluation (see below).

         - Increased output of the packaging paper machine, thereby lowering the cost per ton.

         -        Lower raw material utilization costs.

         -        Reduction of various operating expenses.

         - Increased proportion of self-generated electricity (as opposed to purchased electricity), following improvements in the operation of the new power plant at the Hadera plant.

         Some of the above savings were offset as a result of a 12.3% increase in fuel oil prices, originating from the increase in fuel oil prices in 2002, coupled with the transition to the use of low-sulfur fuel oil, in accordance with the demands of the Israeli Ministry of the Environment.

         The increase in fuel oil prices increased the cost of self-generated electricity by approximately $1 million, compared with 2001.

         LABOR WAGES

         The labor wages reflected in the cost of sales, the selling expenses and the general and administrative expenses, amounted to NIS 135.8 million in 2002, as compared with NIS 160.5 million in 2001, representing a decrease of 15.4% ($28.7 million as compared with $33.9 million).

         The lower labor expenses originated both from the reduction in the number of personnel as a result of the Group's efficiency measures (savings of 6.2%, excluding the shutting down of Shafir), as well as the erosion of the wages in dollar terms, due to the sharp devaluation of the NIS during 2002.

         3.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                  --------------------------------------------

         The selling, general and administrative expenses (including wages) amounted to NIS 60.1 million in 2002 (12.2% of sales), as compared with NIS 70.7 million (13.9% of sales), in 2001 ($12.7 million, as compared with $14.9 million).

         This decrease is primarily attributed to the lower labor expenses and to the efficiency measures implemented by AIPM, as detailed above.

         4.       OPERATING INCOME
                  ----------------

         The operating income amounted to NIS 39.4 million in 2002 (8.0% of sales), as compared with NIS 22.2 million in 2001 (4.4% of sales). ($8.3 million, as compared with $4.7 million).

         5.       FINANCIAL REVENUES (EXPENSES)
                  -----------------------------

         Financial expenses of NIS 3.2 million were recorded in 2002, as compared with financial revenues of NIS 5.5 million in 2001 ($0.7 million in expenses, as compared with revenues of $1.2 million).

         Most of AIPM's interest-bearing liabilities are denominated in NIS, while some are linked to the CPI (see linkage base report, below).

         Due to the increased devaluation in 2001 (which was considerably greater than the increase in the CPI), the CPI-linked and NIS liabilities eroded, thereby creating financial revenues for 2001. In 2002, the devaluation was lower and only slightly surpassed the increase in the CPI, resulting in financial expenses.

         Furthermore, despite the fact that the average balance of short-term credit in 2002 was similar to that in 2001, the average interest rate on the credit was higher this year, due to the interest rate increases by the Bank of Israel.

         6.       PROFITS BEFORE TAXES
                  --------------------

         The earnings before taxes and before other income/expenses amounted to NIS 36.2 million in 2002, as compared with NIS 27.7 million in 2001 ($7.6 million, as compared with $5.9 million).

         7.       TAXES ON INCOME
                  ---------------

         The taxes on income expenses, on account of the current operations, totaled NIS 14.2 million in 2002, as compared with NIS 12.1 million in 2001 ($3.0 million, as compared with $2.6 million).

         The tax expenses grew in 2002 compared to 2001, primarily due to the NIS 8.5 million increase in income before taxes ($1.8 million). The said increase was partially offset by the larger real-term devaluation last year, which resulted in the erosion of the hedging of shareholders' equity for tax purposes in 2001, calculated according to changes in the Consumer Price Index, resulting in increased tax expenses in the financial statements for 2001.

         8.       COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
                  ---------------------------------------------------
         The companies whose earnings are reported under this item (according to AIPM's share therein), include primarily: Hogla-Kimberly, NHP, Carmel and T.M.M. (including Amnir Environmental Services).

         AIPM's share in the earnings of associated companies amounted to NIS
18.1 million in 2002, as compared with NIS 16.2 million in 2001 and NIS 49.7 million in 2000 (pro-forma) ($3.8 million, as compared with $3.4 million and $10.5 million, respectively). The decrease in earnings in relation to the year 2000 is primarily attributed to the decrease in the earnings of Hogla-Kimberly, due to the economic recession and the fierce competition in its different operations - primarily in disposable baby diapers. The improvement in NHP's earnings, on the other hand, served to offset part of this influence.

         The following are the detailed changes in the earnings of associated companies in 2002 as compared to 2001:

         The Company's share in NHP's earnings grew by approximately NIS 12.8 million ($2.7 million) in 2002, as compared with 2001. This growth was rendered possible by the comprehensive efficiency program implemented by NHP, which included the restructuring of operations and marketing, including a significant growth in export sales. The manufacturing efficiency and machine output at NHP grew considerably in 2002 as a result of the said measures and assisted NHP in returning to profitability, despite the adverse market conditions.

         The decrease in the Company's share in Hogla-Kimberly's earnings amounted to NIS 9.5 million ($2.0 million). This decrease was attributed to an increase in competition in the non-food household sector (in which Hogla-Kimberly operates) during 2002, both from international brands - primarily Procter & Gamble in the baby diapers sector - as well as from private labels of the retail marketing chains. In response to the competition, Hogla-Kimberly is implementing various marketing measures that are intended to enable it to preserve its sales volumes, although while incurring a certain erosion in selling prices and operating profitability.

         The decrease in the Company's share in Carmel's earnings amounted to NIS 1.4 million ($0.3 million). This decrease was attributed to the continuing crisis , expressed by lower demand for packaging, due to the declining volumes of operation in industry and agriculture, which resulted in a volume decrease in demand for packaging and in lower prices. The decrease in sales adversely affected the profitability of Carmel, despite the efficiency efforts and the lower raw material costs. Carmel is continuing to implement additional efficiency measures, which are expected to result in an increased level of profitability.

         The T.M.M.-Amnir operations continued to expand in 2002, while recording a constant improvement in operational efficiency and in profitability.

IV.      LIQUIDITY AND INVESTMENTS
         -------------------------

         1.       CASH FLOWS
                  ----------

         Cash flows from operating activities amounted to NIS 59.8 million in 2002 (excluding dividend received from an associated company), as compared with cash flows of NIS 20.9 million in 2001 ($12.6 million, as compared with $4.4 million). The improved cash flows were attributed primarily to annual differences in operating working capital. The operating working capital grew by NIS 31.8 million ($6.7 million) in 2001, as compared with a NIS 5.9 million ($1.2 million) decrease in operating working capital in 2002, originating primarily from a decrease in inventories in 2002. The cash flows from operating activities, including the said dividend, amounted to $17.6 million in 2002.

         2.       INVESTMENTS IN FIXED ASSETS
                  ---------------------------

         The investments in fixed assets totaled NIS 50.6 million in 2002, as compared with NIS 32.5 million in 2001 ($10.7 million, as compared with $6.9 million).

         The investments in 2002 included the payment of approximately NIS 29 million ($6.1 million) on account of the extension of the lease on the Shafir Compound from the Tel Aviv Municipality, for an additional period, until 2059.

         The investments also included the completion of the investment in the anaerobic installation in Hadera, as part of the Group's environmental operations, coupled with ongoing investments in the renovation of manufacturing and transport equipment.

2001 COMPARED TO 2000

         I.       RESULTS OF OPERATIONS
                  ---------------------

         The following are principal figures regarding the Company's operations. For a detailed analysis, see paragraph III - "Analysis of Operations and Profitability" below.

         1.       CONSOLIDATED DATA - The Company and its subsidiaries.
                  -----------------

           (Comparison figures appear on a pro forma basis, i.e.- to include only the Company and its subsidiaries). The consolidated sales totaled NIS 508.1 million in 2001, compared with NIS 595.5 million in 2000 ($107.3 million, compared with $125.7 million).

         The operating profit totaled NIS 22.2 million in 2001, compared with NIS 37.7 million in 2000 ($4.7 million, compared with $8.0 million).

         The profit before taxes totaled NIS 27.7 million in 2001, compared with NIS 28.1 million in 2000 ($5.9 million, compared with $5.9 million).

         2.       NET INCOME AND EARNINGS PER SHARE
                  ---------------------------------

         Net income (before non-recurring earnings) totaled NIS 33.1 million in 2001, compared with NIS 69.6 million in 2000 ($7.0 million, compared with $14.7 million). The decrease in net income was mostly attributed to the decline in the Company's share in the earnings of associated companies (see III.8, below).

         Net income in 2000 included NIS 21.8 million in non-recurring earnings ($4.6 million), as a result of the sale of control over Hogla-Kimberly and NHP to the strategic partners.

         The return on shareholders' equity, net of non-recurring gains, amounted to 5.1% in 2001 compared with 11.2% in 2000.

         II.      THE BUSINESS ENVIRONMENT AND THE INFLUENCE OF EXTERNAL FACTORS
                  --------------------------------------------------------------

         The slowdown in economic activity that began in late 2000, deteriorated further in 2001 and impacted all the sectors of the Israeli economy. The slowdown was expressed by a negative GDP growth of -0.5% (compared with a GDP growth of 6.4% in 2000), as well as by considerable growth in unemployment and lower investments.

         The global economy was also characterized by a slowdown in economic activity in 2001, with low growth rates. The slowdown grew even more severe in the fourth quarter of 2001, following the September 11, 2001 events in the United States.

         The above factors all affected the Group's various operations in the following manner:

         o The slowdown in economic activity in Israel, coupled with rising unemployment, resulted in a significant decrease in demand for all of the Group's products. In addition, the security events resulted in a significant decrease in demand from the Palestinian market and in a considerable reduction in incoming tourism, leading to lower activity and lower demand in the hotel and restaurant sector. As stated above, this affected all of the Group's products, and was felt most prominently in the printing and writing paper and household products sectors.

         o The recession in the global economy, which came together with the slump in the business cycle of the paper sector, resulted in a supply of paper at dumping prices for the Israeli market (due to its distance from the European and US markets). This led to a sharp narrowing of the margins between the price of paper and the cost of pulp, and was expressed primarily in the printing and writing paper sector.

         o The crisis in the agricultural sector as a result of a shortage of water and the decrease in water prices, along with a shortage of workers for field crops and for picking - all led to a significant decline in the demand for cardboard packaging and consequently, in a decrease in selling prices. The impact of this crisis is also evident in the paper waste collection operations, in the manufacture of packaging paper and in the corrugating industry.

         o The sharp decline in operations in the hi-tech industry - at rates that exceed the decline in the business product and the GDP - has significantly lowered the local demands of this sector. Most of the influence was recorded in the special packaging sector and office supplies.

         o The economic crisis in Turkey, which resulted, among other things, in a sharp devaluation of the Turkish lira in relation to the US dollar (115% in the course of 2001), severely impaired the purchasing power of the local population and was also expressed in lower demand for disposable diapers and household paper products. Most of the impact was recorded in household products activity in Turkey, in which Ovisan operates.

         As a result of these conditions, the Group is sharply cutting its expenses, in order to adjust to the lower demand and to the erosion of selling prices. The cost cutting measures that were initiated in the last quarter of 2001 and continued into 2002 as well, include the scaling back of personnel - at both management and operational levels - along with the lowering of senior executive salaries and cost cuttings across all areas of operation.

         The inflation rate in 2001 amounted to 1.4%, compared with an inflation rate of 0% in 2000.

         The NIS exchange rate fell by 9.3% against the US dollar in 2001, compared with a revaluation of approximately 2.7% in 2000.

         In late December 2001, along with the announcement that interest rates in Israel were being cut by 2%, the shekel fell sharply against the dollar, by 4.4%.

         III.     ANALYSIS OF OPERATIONS AND PROFITABILITY
                  ----------------------------------------

         The analysis below is based on the consolidated data, while the comparison figures appear on a pro forma basis (see I.2, above).

         1.       SALES
                  -----

         Consolidated sales totaled NIS 508.1 million in 2001, compared with NIS
595.5 million in 2000 ($107.3 million, compared with $125.7 million).

         The decrease in sales originated primarily from the global economic crisis, coupled with the security situation in Israel, which resulted in lower local demand.

         The decrease in sales turnover reflects a quantitative decrease coupled with an erosion of selling prices.

         The quantitative decrease in sales in 2001, compared with 2000, originated primarily from the following:

         o Packaging papers- A 17% decrease in quantitative sales to the local market, due to the crisis in the packaging sector. The quantitative decrease was partially offset by the exporting of fluting paper and paper waste (primarily in the fourth quarter of 2001), albeit at prices that were lower than those in the local market.

         o Office supplies and stationery - A decrease of 5% originating from lower demand for office supplies, especially in the hi-tech sector.

         2.       COST OF SALES
                  -------------

         The cost of sales amounted to NIS 415.2 million in 2001, representing 81.7% of sales, compared with NIS 479.5 million, or 80.5% of sales in 2000 ($87.7 million, compared with $101.2 million).

         The erosion in selling prices and the quantitative decrease (especially in packaging paper), resulted in sales revenues that were approximately NIS 87.4 million lower in 2001 ($18.5 million, or 15%), compared with the preceding year. The gross profit fell from NIS 116.1 million in 2000, or 19.5% of sales, to NIS
92.9 million, or 18.3% of sales, in 2001(from $24.5 million to $19.6 million).

         Despite the said decrease in sales (and despite the fact that part of the cost of sales is fixed), the gross margin fell relatively little due to the continuing efficiency efforts of the Group's operations and the acceleration of such efforts as a result of the economic situation. The efficiency efforts resulted in a lowering of labor expenses by 6.2% - following personnel cutbacks
- coupled with the lowering of raw material costs and a decrease in various manufacturing expenses.

         Additional savings were realized as a result of the greater proportion of self-generated electricity (instead of the purchase of electricity), as a result of the operation of the new turbine at the Hadera plant commencing in late 2000.

         At the same time, a decrease was recorded in energy prices, originating from the lowering of fuel oil prices by an average of 17% in relation to 2000, which also contributed to reducing the erosion in gross profit in 2001.

         LABOR EXPENSES
         --------------

         Labor expenses in the cost of sales, in selling expenses and in general and administrative expenses, amounted to NIS 160.5 million in 2001, compared with NIS 168.2 million in 2000, (a decrease of 4.5%) ($33.9 million compared with $35.5 million).

         The decrease in labor expenses originated both from the said cutbacks in personnel as a result of the Group's efficiency measures, coupled with the erosion of labor expenses in dollar terms, as a result of the sharp devaluation in 2001, despite the fact that labor expenses in 2001 included payments on account of the personnel cutbacks.

         3.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                  --------------------------------------------

         Selling, general and administrative expenses (including wages) amounted to NIS 70.7 million, or 13.9% of sales, in 2001, compared with NIS 78.4 million, or 13.2% of sales, in 2000 ($14.9 million, compared with $16.6 million).

         This decrease was primarily attributed to lower labor expenses and to the efficiency measures implemented by the Company, as detailed above.

         4.       OPERATING PROFIT
                  ----------------

         Operating profit totaled NIS 22.2 million, or 4.4% of sales, in 2001, compared with NIS 37.7 million, or 6.3% of sales, in 2000 ($4.7 million, compared with $8.0 million).

         Despite the sharp drop in sales and in the consolidated operating profit, the Company managed to maintain the level of sales and operating income that was recorded in 1999, despite the difficult conditions in the business environment, as detailed above.

         5.       FINANCIAL REVENUES (EXPENSES)
                  -----------------------------

         Financial revenues of NIS 5.5 million were recorded in 2001, compared with financial expenses of NIS 9.6 million in 2000 ($1.9 million in revenues, compared with $2.2 million in expenses).

         The real term devaluation in 2001 served to erode the Company's index-linked liability on account of its notes and created real-term financial revenues thereon, compared with financial expenses following the real-term revaluation in 2000.

         The average balance of short-term credit grew from NIS 103.7 million ($21.9 million) in 2000, to NIS 138.8 million ($29.3 million) in 2001. Nevertheless, the real-term financial expenses were significantly lower in 2001 as a result of the lowering of interest rates in 2001 and of the devaluation, which resulted in the erosion of the short-term credit balances (which are denominated in NIS, for the most part).

         6.       INCOME BEFORE TAXES
                  -------------------

         The income before taxes totaled NIS 27.7 million in 2001, compared with NIS 28.1 million in 2000 ($5.9 million, compared with $5.9 million).

         7.       TAXES ON INCOME
                  ---------------

         Expenses for taxes on income totaled NIS 7.9 million in 2001, compared with NIS 8.4 million in 2000 ($1.7 million compared with $1.8 million).

         The change in tax expenses in 2001, compared with 2000, was due to the following factors:

         o The real-term devaluation in 2001, compared with the real-term revaluation in 2000, resulted in the erosion of the protection of capital for tax purposes, that is calculated according to changes in the Consumer Price Index, and resulted in a higher tax rate in the Statement of Income for 2001.

         o A tax benefit was recorded in 2001 on account of the exercise of options by employees (pursuant to the directives of Section 102 of the Israeli Income Tax Ordinance).

         8.       COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
                  ---------------------------------------------------

         The Company's share in earnings of associated companies amounted to NIS
17.4 million in 2001, compared with NIS 50.0 million in 2000 ($3.7 million, compared with $10.5 million).

         The companies whose earnings are reported under this item (in proportion to AIPM's share therein) include primarily: Hogla-Kimberly, NHP (printing and writing paper). Carmel and T.M.M. (including Amnir Environmental Services). In order to facilitate a comparison on a uniform basis, last year's data appear on a pro forma basis (see above).

         The NIS 32.6 million ($6.9 million) decrease in the Company's share in earnings of associated companies originated primarily from the results of operations of NHP, Hogla-Kimberly and Carmel.

         The decrease in the Company's share in NHP's earnings amounted to NIS
11.0 million ($2.3 million) and was caused by the loss that was recorded, primarily in the first quarter of 2001, compared with the earnings recorded 2000. Despite the difficult market conditions, NHP returned to operating profitability since the second quarter of 2001, while also recording a net income in the last quarter of 2001. This change was made possible by the implementation of efficiency and reorganization measures, in operations and in marketing.

         The decrease in the Company's share in Hogla-Kimberly's earnings amounted to NIS 20.3 million ($4.3 million) and was caused partially by Ovisan, the Turkish subsidiary, whose results were adversely affected by the economic crisis in the Turkish economy. The crisis in Turkey, which was characterized by a considerable currency devaluation (approximately 115% in 2001), resulted in higher financial expenses in Ovisan's dollar-denominated financial statements, reflecting the erosion of the net monetary balances.

         Moreover, in the non-food household sector (in which Hogla-Kimberly operates), the competition against international brands and against the private labels of the retail marketing chains escalated in 2001. In addition, the security events in Israel resulted in a decrease in demand from the Palestinian market and from the hotel and restaurant sector. In response to the competition, Hogla-Kimberly is implementing various marketing measures.

         The decrease in the Company's share in Carmel's earnings amounted to NIS 2.0 million ($0.4 million) in 2001, compared with 2000. The decrease resulted from lower demand for packaging, due to the crisis in the industrial and agricultural sectors, which was reflected in a quantitative sales decrease and eroded prices. The decrease in sales adversely affected the profitability of Carmel, despite efficiency efforts and lower raw material costs. The comprehensive efficiency measures, along with the marketing redeployment that was initiated by Carmel, were intended to enable the Carmel to return to a reasonable level of profitability.

         VI.      LIQUIDITY AND INVESTMENTS
                  -------------------------

         1.       CASH FLOW
                  ---------

         The cash flow from operating activities amounted to NIS 20.9 million in 2001, compared with NIS 87.6 million in 2000 (pro forma) ($4.4 million, compared with $18.5 million).

         The difference in the cash flow from operating activities originated from changes in the operating working capital. In 2000, the operating working capital included - at the beginning of the year - trade receivable balances
(debt) connected to the fine paper operations, which was not transferred to NHP in the course of its establishment together with the strategic partner NAG. This debt was collected by the Company in the course of the year 2000 and resulted in the lowering of operating working capital that year.

         2.       INVESTMENTS IN FIXED ASSETS
                  ---------------------------

         The investments in fixed assets amounted to NIS 32.5 million in 2001, compared with NIS 79.5 million in 2000 (pro forma) ($6.9 million, compared with $16.8 million). These investments included, among other things, an investment in the anaerobic plant in Hadera, as part of the Group's environmental program, as well as current investments in the renovation of plants and in transportation.

         3.       FINANCING
                  ---------

         The Company financed the investments in fixed assets (NIS 32.5 million) in 2001 and the repayment of long-term loans and redemption of notes (NIS 8.4 million) with net cash from operating activities (NIS 20.9 million) and the balance was financed by short term borrowing from banks amounting to NIS 19.4 million.

B.       LIQUIDITY AND CAPITAL RESOURCES
         -------------------------------

         The Company anticipates that its existing credit lines are sufficient for financing its working capital needs. The Company uses its cash flow from operating activities to finance its investments and for repayment of loans and dividend distributions to its shareholders.

         Based on the Company's balance sheet, the Company believes that it is unlikely that there will be any difficulties to obtain credit, whether short term debts or long-term debts, to finance anticipated investments.

         The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2002, these loans consisted of the following:

         1. Short-term credit from banks - see Note 10c to the financial statements.

         2. Long-term loans from banks and other liabilities - see Note 4a and 4c to the financial statements.

         3.       Notes - see Note 4b to the financial statements.

         For information regarding financial instruments used for hedging purposes and market risks - see Item 11, "Quantitative and Qualitative Disclosure about Market Risk".

         The Group may incur additional tax liabilities in the event of inter-company dividend distributions, derived from "approved enterprises" profits. The said dividend distribution from investee companies is in the amount of up to approximately NIS 80 million (of which the Company's share of the additional tax is NIS 14 million, if this dividend is distributed). No account was taken of the additional tax, since AIPM has the ability and the intention that such earnings are to be reinvested and that no dividend would be declared which would involve additional tax liability to the Group in the foreseeable future.

C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
         ----------------------------------------------------

         There are no significant investments in research and development activities.

D.       TREND INFORMATION
         -----------------

         For trend information, see "The Business Environment and the Influence of External Factors" above.

                                     ITEM 6

                   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth certain information with respect to the directors and executive officers of the Company:


NAME                                               YEAR OF
DIRECTORS:                      DIRECTOR SINCE      BIRTH                      POSITION
------------------------------------------------------------------------------------------------------------------
Michael Dorsman                      1999        1965          Director
Aviezer (Gezi) Kaplan                2001        1948          Director
Jacob Laskow                         1999        1954          Director until June 8, 2003.
Miri Lent-Sharir                     2000        1956          Director
Leon Recanati                        1988        1948          Director
Amos Mar-Haim                        1984        1938          Director
Shmuel Rotem                         1979        1926          Vice Chairman
Meir Shannie                         2001        1945          Director
Yaacov Yerushalmi                    1998        1942          Chairman of the Board since  January  1999,  CEO of
                                                               the Company from June 1990 until April 2003.
------------------------------------------------------------------------------------------------------------------

The business experience of each of the directors is as follows:

         Mr. Michael Dorsman is a businessman, Chairman of the Board and CEO of D.B.P.L. Public Investments Ltd. and Papaya Investments Ltd. and Chairman of the Board of Nutrition Plus Israel (1998) Ltd. Mr. Dorsman holds 11.6% of the Company's shares directly.

         Mr. Aviezer (Gezi) Kaplan is the CEO and a director of Tivall (1993) Ltd., Deputy Managing Director of Osem Group, Chairman of the Boards of Sabra Salad Food Industries (1985) Ltd., Ostiv Ltd. and Of Tov Products (2001) Ltd., and a director of Beit-Hashita Assis Food Industries Limited Partnership. He serves as an external director of the Company.

         Mr. Jacob Laskow was Vice President of Discount Investments Ltd. until June 5, 2003 and Chairman or Vice-Chairman of various companies in the Discount Investments Group.

         Ms. Miri Lent-Sharir is a businesswoman and an external director of the Company. Until November 2000, she was Assistant to the General Manager for Special Projects of Housing and Construction Holding Ltd. Until August 1998, she was the Deputy General Manager of Ampal American Israel Corporation and a director of companies in the Ampal Group.

         Mr. Amos Mar-Haim is Chairman of the Board of Atara Investments Company Ltd., Migdal Underwriting and Investment Banking Ltd., director of Al-Rov (Israel) Ltd., Polgat Ltd., Tango Ltd., Rogozin Industries Ltd., Keter Ltd., Israel (10) Ltd. and Yissum Research and Development Co. Ltd., and Chairman of the Association of Public Companies. Until May 1999 he was Vice Chairman of Israel Company, Chairman of Zim Israel Navigation Co., Vice Chairman of Israel Chemicals Ltd., and Vice Chairman of Oil Refineries Ltd.

         Mr. Leon Recanati was until May 2003 Chairman of the Board of Clal Industries and Investments Ltd., Chairman of the Board of Discount Investments Corporation Ltd., CEO (until February 2003) and Chairman of IDB Holding Corporation Ltd. and Chairman of IDB Development Ltd. He is Chairman of Development & Construction Ltd. and director of The Israeli Investment and Finance Corporation Ltd., Israel Financial Holdings Ltd., El-Yam Ships Ltd. and several family and private companies. Until the middle of 2000, he also acted as the Chairman of Clal (Israel) Ltd.

         Mr. Shmuel Rotem is Deputy Chairman of the Company's Board and a director of Rotem Industries Ltd., Haogen Plast and Rambam Hospital, and an external director of Electrochemical Industries Ltd.

         Mr. Meir Shannie was General Manager of Clal Industries and Investments until June 9, 2003, and a director of various companies in the Clal Group. He is a director of Elite Industries Ltd. and several other private companies and was formerly the Chairman of the Board of Directors of Direct Insurance Company.

         Mr. Yaacov Yerushalmi is Chairman of the Board and was the CEO of the Company until April 2003. In addition, he is the Chairman or Vice-Chairman of subsidiaries and associated companies of the Group.


                                      SENIOR MANAGEMENT (AS OF MAY 31, 2003)
-------------------------------------------------------------------------------------------------------------------------
            NAME             YEAR OF BIRTH              POSITION AND BUSINESS EXPERIENCE FOR PAST FIVE YEARS
            ----             -------------              ----------------------------------------------------
Yaacov Yerushalmi                 1942       Chief Executive Officer from June 1990 until April 2003, and the Chairman of the Board since January 1999.

Avi Patir                         1948       Chief  Executive  Officer  since April  2003,  Prior  thereto,  he was the
                                             Chief  Executive Officer of Barak Ltd.

Israel Eldar                      1945       Corporate Controller and responsible for risks and business interruption management.  A director of subsidiaries and affiliated companies of the
                                             Company.

Ofra Gorni                        1953       Business Development Manager and a director of subsidiaries and affiliated companies of the Company.




            NAME             YEAR OF BIRTH              POSITION AND BUSINESS EXPERIENCE FOR PAST FIVE YEARS
            ----             -------------              ----------------------------------------------------

Lea Katz                          1950       Legal counsel and Corporate Secretary since August 2000.

Gabi Kenan                        1944       Deputy  General  Manager.   A  director  of  subsidiaries  and  affiliated
                                             companies of the Company.

                                             Senior Officer of the Company since March 1998.  Prior thereto, he was the General Manager of Solar Systems Ltd. and S.D.C. Ltd.

Pinhas Rimon                      1940       General manager of Packaging Paper and Recycling Division.  A director of subsidiaries and affiliated companies of the Company.

Gideon Liberman                   1950       General Manager of Development and Infrastructure Division
-------------------------------------------------------------------------------------------------------------------------


 SENIOR MANAGEMENT IN SUBSIDIARIES AND AFFILIATED COMPANIES (AS OF MAY 31, 2003)
--------------------------------------------------------------------------------

    NAME              POSITION IN THE COMPANY
    ----              -----------------------

Avi Brener      General Manager, Hogla-Kimberly Ltd.

Avner Solel     General Manager, Neusiedler Hadera Paper Ltd.

Doron Katzir    General Manager, Graffiti Office Supplies & Paper Marketing Ltd.

Rafi Alon       General Manager, T.M.M. Integrated Recycling Industries Ltd.

Doron Kempler   General Manager, Carmel Container Systems Ltd.
--------------------------------------------------------------------------------

B.       COMPENSATION
         ------------

         The aggregate amount of remuneration paid to all directors and senior officers of the Company as a group for services provided by them to the Company during 2002 was approximately NIS 7,108,000 (approximately $1,500,000). The aggregate amount set aside for pension, retirement or similar benefits for directors and officers as a group for services provided by them to the Company during 2002 was approximately NIS 697,000 (approximately $147,000).

         The total
         ---------

         Remuneration paid by the Company in 2002 to Mr. Yerushalmi, the Company's CEO (until April 2003) and Chairman of the Board, for services provided by him to the Company during 2002, was NIS 2,163,000 (approximately $457,000). His retirement settlement was not yet approved by the Shareholders Meeting.

         On May 7, 2001, the Company's Board of Directors adopted an incentive plan, which was subsequently approved by the Company's shareholders, to remunerate the Company's Chairman of the Board of Directors. According to the plan, such remuneration will be equal to the increase in the value of 50,000 ordinary shares of the Company in the period from May 7, 2001 (share price - NIS 194.37) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the Board of Directors, until the seventh anniversary of such resolution.

         The remuneration of the directors (including the external directors) for 2002 was approved at the 2002 general meeting of shareholders. Pursuant to regulations under the Israeli Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 28,561 and NIS 46,407, plus an additional fee for each meeting attended which must be between NIS 1,005 and NIS 1,785. The Board approved in 2000 that the remuneration of each director, including the external directors, be fixed at NIS 39,000 plus an additional NIS 1,500 for each meeting attended. The same amounts were approved by the Board in 2001. In 2002, the Board of Directors resolved that the remuneration of each director will be NIS 35,000 plus NIS 1,350 for each meeting attended (a decrease of 10% compared to 2001), subject to the approval of the Company's shareholders. In 2003 the Board of Directors resolved that the remuneration of each director will be the same as in the years 2000 and 2001, namely, NIS 39,000 plus an additional NIS 1,500 for each meeting attended.

C.       BOARD PRACTICES
         ---------------

         The directors of the Company, except for the external directors, retire from office at the Annual General Meeting of Shareholders and are eligible for re-appointment at such Annual General Meeting.

         Notwithstanding the aforesaid, if no directors were appointed at any Annual General Meeting, the directors appointed at the previous Annual General Meeting shall continue in office. Directors, except for the external directors, may be removed from office earlier by a resolution at an Annual General Meeting of Shareholders.

         The current directors of the Company were appointed at the Company's latest Annual General Meeting in 2002.

         The Articles of Association of the Company provide that any director may, by written notice, appoint any person who is approved by the directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present. The alternate director is entitled to notice of Board meetings and he will be remunerated out of the remuneration of the director appointing him. The alternate director shall vacate his office if and when the director appointing him vacates his office as director, or removes him from office by written notice.

         There are no services contracts which give the current directors of the Company any benefits upon termination of appointment, except for Mr. Yaacov Yerushalmi, whose terms of employment are submitted for approval at the Annual General Meeting of Shareholders and according to Israeli law.

EXTERNAL DIRECTORS

         Under the Israeli Companies Law, which became effective on February 1, 2000, the Company (as a public company) is required to have at least two external directors as members of its Board of Directors. An external director may not have any financial or other substantial connection with the Company and must be appointed at the Annual General Meeting of Shareholders. The external directors are elected for a three-year term of office that may be extended for another three years. External directors who were elected before February 1, 2000 may serve five years.

AUDIT COMMITTEE

         Under the Israeli Companies Law, members of the Audit Committee are to be elected from members of the Board of the Company by the Board. The Audit Committee will be comprised of at least three directors, including all of the external directors, but excluding: (i) the chairman of the board of directors;
(ii) any director employed by the Company or who provides services to the Company on a regular basis; or (iii) a controlling shareholder of the Company or his relative.

         The role of the Audit Committee is: (i) to examine flaws in the business management of the Company in consultation with its auditors and to suggest appropriate courses of action and (ii) to decide whether to approve actions or transactions which under the Israeli Companies Law require the approval of the Audit Committee (transaction with a related party, etc.) The Company does not currently have a Nominating Committee nor a Compensation Committee.

         The Company's Audit Committee members are: Amos Mar-Haim, Chairman, Miri Lent-Sharir, Shmuel Rotem and Aviezer (Gezi) Kaplan.

D.       EMPLOYEES
         ---------

         As of April 30, 2003, the Company and its subsidiaries had 727 employees and the Group (including associated companies) had 3,027 employees, of whom 854 were engaged in the household paper activities, 291 were engaged in the printing and writing paper activities, 797 were engaged in the recycling activities, 568 were engaged in the corrugated board containers activities, 167 were engaged in the office supplies activities, 281 worked at the paper mills in Hadera and Tel Aviv and for other related subsidiaries and 69 were management and clerical personnel at the Company's headquarters in Hadera.

         Some of the employees are subject to the terms of employment of collective bargaining agreements. The parties to such collective bargaining agreement are the Company and the employees, through the union.

E.       SHARE OWNERSHIP
         ---------------

         In January 1998, the Company's Board of Directors approved a stock option plan, pursuant to which options for ordinary shares were allocated to senior officers of the Company and its subsidiaries, including 32,000 options to the CEO, in three annual installments. The plan was approved at the Company's Annual General Meeting of Shareholders in February 1998.

         In 1998, 52,833 options were granted to senior officers under this plan. In 1999, 51,335 options were granted under this plan and in 2000 51,335 options were granted. For further information regarding the 1998 plan, see Note 6 of the Notes to the Consolidated Financial Statements.

         A total of 35,990 shares were issued in March 2000, as a result of the exercise of 51,335 options from the first installment, which were allocated to employees within the framework of the 1998 stock option plan. In March 2001, 28,149 shares were issued as a result of the exercise of 46,002 stock options which were allocated to them within the framework of the 1998 stock option plan. Until June 11, 2003, an additional 20,006 shares were issued as a result of the exercise of 40,831 stock options which were allocated to employees within the framework of the 1998 stock option plan.

         In April 2001, the Board of Directors of the Company adopted a new stock option plan under which options to purchase a total of 194,300 shares may be granted to senior officers of the Company and certain other companies in the Group. All of the options were granted in July 2001. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options vest in four yearly installments. The vesting period of the first installment is two years, commencing on the date of grant, and the next three installments vest on the third, fourth and fifth anniversary of the grant date. Each installment is exercisable for two years from the vesting date of such installment. For further information regarding the 2001 plan, see Note 6 of the Notes to the Consolidated Financial Statements.

         In August 2001, the Company's Board of Directors approved a stock option plan for employees of the Company and its subsidiaries. Under this plan, up to 125,000 options may be granted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. In November 2001, 81,455 options were granted under the 2001 employee plan. For further information regarding the 2001 employee plan, see Note 6 of the Notes to the Consolidated Financial Statements.

                                     ITEM 7

                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS
         ------------------

         The following table sets forth, as of May 31, 2003, the number of Ordinary Shares of the Company owned beneficially by (i) all those persons who, to the Company's knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

------------------------------------------------------------------------------------------------------------------
NAME AND ADDRESS:                                                   AMOUNT BENEFICIALLY OWNED    PERCENT OF CLASS
PRINCIPAL SHAREHOLDERS:                                             DIRECTLY OR INDIRECTLY(7)      OUTSTANDING
----------------------                                              -------------------------    ---------------
Clal Industries Ltd. ("Clal"), 3 Azrieli Center, the Triangle
Building, Tel Aviv, Israel                                                   1,292,769(8)               32.82%
Discount Investment Corporation Ltd. ("DIC"), 3 Azrieli Center,
the Triangle Building, Tel Aviv, Israel                                        730,565(8)               18.55%
Michael Dorsman, 20 Shlonski St., Tel Aviv, Israel
All officers and directors as a group                                          455,150(9)               11.55%
------------------------------------------------------------------------------------------------------------------

----------

7 Beneficial ownership is based on shared voting and dispositive power over the securities listed in the table.

8 IDB Holding Corporation Ltd. ("IDBH") is the parent of IDB Development Corporation Ltd. ("IDBD"), which, in turn, is the parent of DIC and Clal. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange.

         On May 19, 2003, private companies controlled by Oudi Recanati, Leon Y. Recanati, Judith Yovel Recanati and Elaine Recanati completed a sale of all of the shares of IDBH held by them, constituting approximately 51.7% of the outstanding share capital of IDBH, to a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Dankner-Bergman, which, following this transaction, holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat, which, following this transaction, holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

         Nochi Dankner is Chairman of IDBH, IDBD, Clal and DIC. Shelly Dankner-Bergman, Isaac Manor (the husband of Ruth Manor), Dori Manor (the son of Isaac and Ruth Manor) and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD and DIC.

9 The officers d and directors of the Company other than Michael Dorsman own, in the aggregate, less than 1% of the Company's outstanding ordinary shares.

         On February 5, 1980, Clal entered into a Voting Agreement with DIC, pursuant to which Clal and DIC agreed to coordinate and pool their voting power in the Company in order to appoint an equal number of each party's nominees to the Board of Directors of the Company and in order to elect designees on their behalf to the central board committees of the Company. The parties have also agreed to vote en bloc in at general meetings of the Company on the subject of dividend distributions. Finally, in the event that any party to the agreement decides to dispose of its Ordinary Shares, the agreement grants the other parties thereto a first refusal option with respect to such shares. The term of the agreement is for ten years, subject to extensions for additional ten year periods. This agreement has been extended through the year 2010.

         Based on the foregoing and on the shareholdings and other relationships set forth in the preceding table and the footnotes thereto, Clal, DIC, Development, IDBH and Nochi Dankner, Shelly Dankner-Bergman, Isaac, Ruth and Dori Manor, and Avraham and Zvi Livnat may be deemed to constitute a group in control of the Company.

         The Company estimates that as of May 31, 2003, 8.97% of its outstanding ordinary shares were held in the United States by 2,396 record holders.

         All ordinary shares of the Company have equal voting rights.

B.       RELATED PARTY TRANSACTIONS
         --------------------------

         The information is included in the Company's attached Consolidated Financial Statements: For loans to associated companies, see Note 2 to the attached financial statements. For a capital note to an associated company, see
Note 4c to the attached financial statements. For transactions and balances with related parties, see Note 12 to the attached financial statements.

         For further information see also Note 9e to the financial statements.

C.       INTERESTS OF EXPERTS AND COUNSEL
         --------------------------------

         Not applicable to annual reports.


                                     ITEM 8

                             FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
         -------------------------------------------------------
         See the financial statements included in Item 18.

B.       SIGNIFICANT CHANGES
         -------------------

         None.

                                     ITEM 9

                              THE OFFER AND LISTING

A.       OFFER AND LISTING DETAILS
         -------------------------

         The Company's ordinary shares are listed on the American Stock Exchange. The trading symbol for the ordinary shares is AIP. The ordinary shares are also listed on the Tel Aviv Stock Exchange.

         The following table sets forth the high and low sale prices of the Company's ordinary shares on the American Stock Exchange and the Tel Aviv Stock Exchange for the periods indicated:

         Last full five fiscal years


                                 AMERICAN STOCK EXCHANGE                  TEL AVIV STOCK EXCHANGE
                                 -----------------------        --------------------------------------------
                                   HIGH           LOW           HIGH          LOW          HIGH         LOW
                                   ----           ---           ----          ---          ----         ---
                                            $                           NIS                       $ (10)
                                            -                           ---                       -
CALENDAR YEAR
-------------
         2002                    40.50          25.10         178.00        116.10      40.10        24.90


         2001                    64.25          30.00         267.50        130.30      64.80        29.82


         2000                    83.5           55.31         347.00        224.90      86.10        54.96


         1999                    65.5           31.13         282.00        139.70      66.71        34.37


         1998                    45.0           28.75         162.80        117.50      44.40        32.85

----------

(10) Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

         Quarters during last two full fiscal years and first quarter of 2003:


                                 AMERICAN STOCK EXCHANGE                   TEL AVIV STOCK EXCHANGE
 2003 QUARTER ENDED                HIGH            LOW           HIGH          LOW         HIGH         LOW
-------------------                ----            ---           ----          ---         ----         ---
                                            $                           NIS                        $(10)
                                            -                           ---                        ----
March 31                           35.50          29.22         165.20        153,00      35.25        31.49


2002 QUARTERS ENDED                 HIGH            LOW           HIGH           LOW        HIGH         LOW
-------------------                 ----            ---           ----           ---        ----         ---
                                            $                           NIS                        $(10)
                                            -                           ---                        ----
         March 31                  40.50           32.00         178.00         149.30      40.10       32.00

         June 30                   32.10           26.30         149.20         125.20      31.30       25.60

         September 30              28.60           25.10         133.60         116.10      28.60       24.90

         December 31               33.30           26.50         155.20         125.30      33.50       26.30


2001 QUARTERS ENDED            HIGH            LOW           HIGH           LOW         HIGH            LOW
-------------------            ----            ---           ----           ---         ----            ---
                                         $                           NIS                        $(10)
                                         -                           ---                        ----

         March 31              64.25         51.00           267.50         208.50      64.80       49.44

         June 30               54.30         45.50           230.00         185.20      55.48       44.44

         September 30          46.00         31.00           194.50         133.60      46.59       30.67

         December 31           40.50         30.00           180.80         130.30      41.23       29.82





         Last full six months prior to filing of this report:


                               AMERICAN STOCK EXCHANGE                   TEL AVIV STOCK EXCHANGE
 2003 QUARTER ENDED              HIGH          LOW           HIGH            LOW         HIGH        LOW
-------------------              ----          ---           ----            ---         ----        ---
                                            $                           NIS                        $(10)
                                            =                           ===                        ====

         May                   45.40         37.36           192.00         170.40      43.56       37.23

         April                 37.50         35.30           173.30         163.30      37.69       35.66

         March                 35.50         31.50           165.00         153.00      35.25       31.49

         February              31.40         30.80           153.70         148.60      31.62       30.48

         January               31.50         29.22           152.20         143.60      31.52       30.01

         December 2002         33.30         29.62           155.20         139.00      33.51       29.39



B.       PLAN OF DISTRIBUTION
         --------------------

         Not applicable to Annual Reports.

C.       MARKETS
         -------

         The Company's shares are traded on both the Tel-Aviv Stock Exchange and American Stock Exchange.

D.       SELLING SHAREHOLDERS
         --------------------

         Not applicable to Annual Reports.

E.       DILUTION
         --------

         Not applicable to Annual Reports.

F.       EXPENSES OF THE ISSUE
         ---------------------

         Not applicable to Annual Reports.

                                     ITEM 10

                             ADDITIONAL INFORMATION

A.       SHARE CAPITAL
         -------------

         Not applicable to Annual Reports.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION
         --------------------------------------

         The Company was registered under Israeli law on February 10, 1951 and its registration number with the Israeli registrar of companies is 52-001838-3.

         On June 20, 2001, the Company's shareholders approved a new version of the Articles of Association ("Articles").

Objects of the Company
----------------------

         As indicated in Article 5 of the Company's Articles, the Company may, at any time, engage in any branch or kind of business in which it is, expressly or by implication, authorized to engage in accordance with the Articles. The Company may also cease to engage in such businesses, whether or not it has commenced to engage in such branch or kind of business.

Director's Personal Interest
----------------------------

         The Israeli Companies Law requires that a director and an officer of a company disclose to the company any personal interest that he may have and all related material information, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the date of meeting of the board of directors in which the transaction is first discussed.

         If the transaction is an extraordinary transaction, the procedure of approval is as described below. Under Israeli law, an extraordinary transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company's profitability, assets or liabilities.

         Subject to the restrictions of the Israeli Companies Law, a director is entitled to participate in the deliberations and vote with regard to the approval of transactions in which he has a personal interest. A director is not entitled to participate and vote with regard to the approval of an extraordinary transaction in which he has a personal interest, the approval of indemnity, exemption or insurance of the directors or the approval of the directors' compensation. If a majority of the directors have a personal interest in a certain decision, they may participate and vote but the issue must be approved also by the audit committee and by the shareholders. If the controlling shareholder has a personal interest in an extraordinary transaction, the issue must be approved also by the audit committee and the shareholders.

         Any power of the Company which has not been conferred by law or by the Articles to any other body, may be exercised by the Board. The management of the Company is vested in the Board.

         The Board shall formulate the policies of the Company and shall supervise the performance of the office and actions of the General Manager, including inter alia examination of the financial position of the Company and determination of the credit framework which the Company may receive. Without derogating from any power vested in the Board in accordance with the Articles, the Board may, from time to time, at its discretion, decide upon the issuance of a series of debentures, including capital notes or undertakings, including debentures, capital notes or undertakings which can be converted into shares, and also the terms thereof, and mortgage of the property of the Company, in whole or in part, at present or in future, by floating or fixed charge. Debentures, capital notes, undertakings or other securities, as aforesaid, may be issued either at a discount or at a premium or in any other manner, whether with deferred rights or special rights and/or preferred rights and/or other rights, all the aforesaid as the Board may, at its discretion, determine.

         Except for special cases as detailed in the Articles and subject to the provisions of the Israeli Companies Law, the Board may delegate its powers to the General Manager, to an officer of the Company or to any other person or to the Board committees. Delegation of the powers of the Board may be with regard to a specific matter or for a particular period, at the discretion of the Board.

         There are no limitation requirements regarding age affecting directors' ability to serve as directors of the Company. The directors need not be shareholders of the Company in order to qualify as directors.

The Shares -Rights and Restrictions
-----------------------------------

         All of the Company's shares are ordinary shares. Every ordinary share in the capital of the Company is of equal rights, for all intents and purposes, to every other ordinary share, including the right to dividends, to bonus shares and to participation in the surplus assets of the Company upon liquidation, proportionately to the par value of each share, without taking into consideration any premium paid in respect thereof, all the aforesaid subject to the provisions of the Articles.

         Each of the ordinary shares entitles the holder thereof to participate at and to one vote at Annual General Meetings of the Company. As described in
Item 6.C, all directors, except external directors, stand for election each year at the Annual General Meeting.

         Subject to the provisions of the Israeli Companies Law, the Board may resolve upon the distribution of a dividend. When deciding on the distribution of a dividend, the Board may decide that the dividend shall be paid, in whole or in part, in cash or by way of the distribution of assets in specie, including securities or bonus shares, or in any other manner at the discretion of the Board.

         Dividends on the Company's ordinary shares may be paid only out of retained earnings, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or profits accrued over a period of two years, whichever is higher.

         The Company may, by resolution adopted at an Annual General Meeting by an ordinary majority, decrease the capital of the Company and of any reserve fund from redemption of capital. For the execution of any resolution as aforesaid, the Board may, at its discretion, resolve any issues, which may arise in connection therewith.

         In case of winding up of the Company, the liquidator may determine the proper value of the assets available for distribution and determine how the distribution among the shareholders will be carried out.

         The liability of the shareholders is limited to the payment of par value of their ordinary shares.

         Under the Israeli Companies Law, each and every shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the Company and other shareholders and to refrain from abusing his power in the Company, such as in voting at the General Meeting of shareholders on the following matters: any amendment to the Articles; an increase of authorized share capital; a merger; or an approval of certain actions and transactions which require shareholder approval.

         In addition, each and every shareholder has the general duty to refrain from depriving other shareholders of their rights.

         Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the Articles, has the power to appoint or to prevent the appointment of an officer in the Company or any other power toward he Company is under a duty to act in fairness toward the Company. The Israeli Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Modification of Rights of Shares
--------------------------------

         If the share capital is divided into different classes, the Company may by resolution adopted at a General Meeting by a special majority (except if the terms of the issuance of the shares of such class otherwise provide) annul, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent, in writing, of all the shareholders of such class thereto shall be received or that the resolution shall have been approved by a General Meeting of the shareholders of such class by special majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class, provided that the quorum at the class meeting shall be the presence, in person or by proxy, at the opening of the meeting of at least two shareholders who own at least twenty five percent (25%) of the number of the issued shares of such class.

         The rights conferred upon the shareholders or owners of a class of shares, whether issued with ordinary rights or with preference rights or with other special rights, shall not be deemed to have been converted, restricted, prejudiced or altered in any other manner by the creation or issuance of additional shares of any class, whether of the same degree or in a degree different or preferable to them, nor shall they be deemed to have been converted, restricted, prejudiced or altered in any other manner by a change of the rights linked to any other class of shares, all the aforesaid unless otherwise expressly provided in the terms of the issuance of such shares.

Shareholders Meeting
--------------------

         The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the Board. Any other General Meeting is referred to as a "Special Meeting".

         A notice of a General Meeting shall be published in at least two widely distributed daily newspapers published in Hebrew. The notice shall be published at least fourteen days prior to the convocation of the meeting. In addition the Company provides a notice of the meeting and related proxy statement in English to the holders of its Ordinary Shares listed on the records of the Company's registrar and stock transfer agent in the United States.

         Apart from the notices as to the General Meeting as above, according to its articles and the Israeli Companies Law the Company is not required to give any notice as to the General Meeting, either to the registered shareholders or to shareholders who are not registered, subject to provisions of the Companies Law and/or any other applicable law. The notice as to a General Meeting is required to detail the place, the day and the hour at which the meeting will be held and to include the agenda as well as a summary of the proposed resolutions and any other details required by law.

         The board of directors of the Company shall convene a Special Meeting as may be decided by the Board, and shall also convene a special meeting at the demand of any two directors or one quarter of the directors in office or one or more shareholders who hold at least five percent of the issued capital and one percent of the voting rights, or one or more shareholders who hold at least five percent of the voting rights.

         If the Board receives a demand for the convocation of a Special Meeting as aforesaid, the Board shall within twenty one days of receipt of the demand convene the meeting for a date fixed in the notice as to the Special Meeting, provided that the date for convocation shall not be later than thirty five days from the date of publication of the notice, all the aforesaid subject to the provisions of the Companies Law.

         In the resolution of the Board to convene a meeting, the Board may, at its discretion and subject to the provisions of the law, fix the manner in which the items on the agenda will be determined and notice given to the shareholders entitled to participate at the meeting.

         No business shall be transacted at any General Meeting unless a quorum is present at the time the meeting proceeds to business. A quorum shall be constituted when two shareholders, holding collectively at least twenty five percent of the voting rights, are present in person or by proxy within half an hour from the time appointed for commencement of the meeting, unless otherwise determined in the Articles.

         If a quorum is not present within half an hour, the meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without need for notification to the shareholders, or to such other day, time and place as the Board may by notice to the shareholders appoint.

         If a quorum is not present as aforesaid at the adjourned meeting, the meeting shall be postponed.

Voting and Adopting Resolutions at General Meetings
---------------------------------------------------

         A shareholder who wishes to vote at a General Meeting shall prove to the Company his ownership of his shares. The Board may issue directives and procedures relating to the proof of ownership of shares of the Company.

         A shareholder is entitled to vote at a General Meeting or class meeting, in person or by proxy. A voting proxy need not be a shareholder of the Company.

         The above shall also apply to any person entitled to shares, provided that at least forty eight hours before the time for the meeting or the adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his right to vote such shares unless the Company shall have previously recognized his right to vote the shares at such meeting.

         The instrument appointing a proxy (hereinafter "Proxy Appointment") shall be in writing signed by the principal, or if the principal is a corporation the proxy appointment shall be in writing and signed by authorized signatories of the corporation;. The Board is entitled to demand that prior to the holding of the meeting, there shall be produced to the Company a confirmation in writing of the authority of signatories to bind the corporation to the satisfaction of the Board. The Board may also issue provisions and procedures relating to such matters.

         The Proxy Appointment or an office copy to the satisfaction of the Board shall be deposited at the registered office or at such other place or places, in or outside of Israel, as may from time to time be determined by the Board, either generally or in respect of a specific meeting, at least forty eight hours prior to the commencement of the meeting or the adjourned meeting, as the case may be, at which the proxy proposes to vote on the strength of such Proxy Appointment.

         A voting proxy is entitled to participate in the proceedings at the General Meeting and to be elected as chairman of the meeting in the same manner as the appointing shareholder, unless the Proxy Appointment otherwise provides. The Proxy Appointment shall be in form usual in Israel or any other form which may be approved by the Board.

         Each ordinary share entitles the holder thereof to participate at a General Meeting of the Company and to one vote at a poll.

Right of Non-Israeli Shareholders to Vote
-----------------------------------------

         There is no limitation on the right of non-resident or foreign owners of any class of the Company's securities to hold or to vote according to the rights vested in such securities.

Change of Control
-----------------

         Under the Articles, the approval of merger as provided in the Israeli Companies Law, is subject to a simple majority at the General Meeting or class meeting, as the case may be, all the aforesaid subject to the applicable provisions of any law. It is also subject to the approval of the boards of the merging companies.

         For purposes of shareholders' approval, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by shareholders, other than the shareholders who are also shareholders in the other merging company whose shares are held by the other merging company, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors in the other merging company, vote against the merger. Upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

         The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or more shareholder in the company. If there is no existing 50% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company.

         If following any acquisition of shares, the acquirer will hold 90% or more of the company's shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be sold to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

         Under the Israeli Securities Act 5728-1968, any major shareholder who is the beneficial owner of more then 5% of the Company's equity capital or voting securities is required to report this fact to the Israeli Securities Authority.

C.       MATERIAL CONTRACTS
         ------------------

         During the two years preceding the date of this annual report, the Company did not enter into any material contract.

D.       EXCHANGE CONTROLS
         -----------------

         Foreign Exchange Regulations
         ----------------------------

         There are no Israeli governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group's operations, except as otherwise set forth in the paragraph below regarding taxation.

E.       TAXATION
         --------

         Investors are advised to consult their tax advisors with respect to the tax consequences of their purchases, ownership and sales of Ordinary Shares, including the consequences under applicable state and local law and federal estate and gift tax law, and the application of foreign laws or the effect of nonresident status on United States taxation. This tax summary does not address all of the tax consequences to the investors of purchasing, owning or disposing of the Ordinary Shares.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents
-----------------------------------------------------------------------------

         Subject to the provisions of applicable tax treaties, dividend distributions from regular profits by the Company to a non-resident shareholder are subject to withholding tax of 25%. The portion of dividends paid out of profits earned by an Approved Enterprise of the Company is subject to withholding tax at the rate of 15%.

         The same rates generally apply under the Israeli-U.S. Tax Treaty. However, when a U.S. tax resident corporation is the recipient of the dividend, the rate on a dividend out of regular (non-Approved Enterprise) profits may be reduced to 12.5% under the treaty, where the following conditions are met:

(a) the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company's current and prior taxable year; and

(b) generally not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income.

         Otherwise, the usual rates apply.

         United States individual citizens and residents and U.S. corporations generally will be required to include in their gross income the full amount of dividends received from the Company with respect to the Ordinary Shares owned by them, including the amount withheld as Israeli income tax. Subject to the limitations and conditions provided in the Internal Revenue Code of 1986, as amended (the "Code"), such persons may be eligible to claim a credit for such withheld amounts against their United States federal income tax liability. As an alternative, the persons enumerated above (provided such persons, in the case of individual taxpayers, itemize their deductions) may elect to deduct such withheld tax from their gross income in determining taxable income (subject to applicable limitations on the deductions claimed by individuals). However, such a credit or deduction may be limited for U.S. alternative minimum tax purposes, depending on the taxpayer's specific circumstances.

         Dividend payments on the Ordinary Shares will not be eligible for a dividends received deduction generally allowed to United States corporations under the Code.

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders
---------------------------------------------------------------------

         Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets. The basic tax rate applicable to corporations is currently 36%. The maximum tax rate for individuals is 50%. These rates are subject to the provisions of any applicable bilateral double taxation treaty.

         Effective January 1, 2003, the capital gains tax rate imposed upon sale of capital assets acquired after that date has been reduced to 25%; capital gains accrued from assets acquired before that date are subject to a blended tax rate based on the relative Periods of time before and after that date that the asset was held.

         In addition, if the ordinary shares are traded on the Tel Aviv Stock Exchange (or listed on a stock exchange recognized by the Israeli Ministry of Finance), gains on the sale of ordinary shares held by non-Israeli tax resident investors will generally be exempt from Israeli capital gains tax. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

         The U.S. Israeli Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

F.       DIVIDENDS AND PAYING AGENTS
         ---------------------------

         Not applicable to Annual Reports.

G.       STATEMENT BY EXPERT
         -------------------

         Not applicable to Annual Reports.

H.       DOCUMENTS ON DISPLAY
         --------------------

         A copy of each document (or a translation thereof to the extent not in English) concerning the Company that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at American Israeli Paper Mills Ltd., 1 Meizer Street Industrial Zone, Hadera 38100, Israel. Copies of this Annual Report and the exhibits hereto may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549 and at the SEC's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the SEC at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

                                     ITEM 11

            QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         Due to its operations, AIPM is exposed to market risks, consisting primarily of changes in interest rates - on both short and long-term loans, changes in exchange rates (primarily NIS/$) and changes in raw material prices, which are denominated primarily in foreign currency. These changes possess an influence on AIPM's results.

         AIPM's Board of Directors determines the policy according to which financial instruments are employed and defines the objectives to be attained, primarily on account of the exposure derived from the Group's linkage balance sheets on account of the surplus of financial assets denominated in NIS.

         Such exposure, to the extent that it exists, may create a loss in the dollar-denominated financial statements of the Group companies. Pursuant to the Board of Directors' decision, the maximum exposure of the surplus assets denominated in NIS as detailed above, on account of which no hedging will be made, is equal to NIS 57 million ($12 million). Due to the fact that as of December 31, 2002, AIPM possessed a surplus of shekel liabilities (as opposed to the aforesaid surplus assets), no hedging was necessary.

         AIPM conducts calculations of exposure every month and examines the compliance with the policy determined by the Board of Directors.

         Furthermore, limited use is made of derivative financial instruments, which AIPM employs for hedging the cash flows in dollars, originating from the existing assets and liabilities.

         Such transactions are conducted primarily through currency options and forward transactions opposite Israeli banking institutions. AIPM therefore believes that the inherent credit risk of these transactions is immaterial. As of December 31, 2002, AIPM was not involved in any forward transactions.

Credit Risks
------------

         Most of the Group's sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes - through credit committees that operate within the various companies - the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

         The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

         The cash, cash equivalents and fixed-term deposits are primarily deposited with large Israeli banking institutions or foreign banks controlled by the said institutions.

         AIPM possesses CPI-linked long-term loans (bonds and loans) in the total sum of NIS 48.3 million ($10.2 million), with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate should rise and be considerably higher than the rate of devaluation of the shekel against the dollar, this could lead to a loss being recorded in AIPM's financial statements as a result of a surplus of CPI-linked liabilities.

         See also Note 13 to the Consolidated Financial Statements for 2002, regarding financial instruments and risk management.

Derivative Financial Instruments
--------------------------------

         The Company has only limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts and currency options, to protect its dollar cash flows in respect of existing assets and liabilities or commitments that are to be affected by changes in exchange rates or in the Israeli CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote. As of December 31, 2002, there were no balances regarding transactions in derivative financial instruments.

Fair Value of Financial Instruments
-----------------------------------

         The fair value of financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates except for as follows:

          The fair value of long-term loans and capital notes, included under investments in associated companies, aggregating adjusted NIS 61,864,000 and of a capital note to an associated company in the amount of adjusted NIS 32,770,000. Their value cannot be reliably determined prior to determining their repayment dates.

Quantitative Information Regarding Market Risk
----------------------------------------------

         The following are the balance-sheet components by linkage bases at December 31, 2002:


------------------------------------------------------------------------------------------------------------------------------
                                                              LINKED TO      IN, OR LINKED TO,        NON-            TOTAL
                                                             THE ISRAELI     FOREIGN CURRENCY       MONETARY
              (IN NIS MILLIONS)                  UNLINKED        CPI          (MAINLY THE $)          ITEMS
              -----------------                  --------        ---          --------------          -----
     ASSETS

CASH AND CASH EQUIVALENTS                            2.8                          3.1                                   5.9

RECEIVABLES - NET OF CURRENT MATURITIES            207.3                         52.9                 15.4            275.6

INVENTORIES                                                                                           97.9             97.9

INVESTMENTS IN ASSOCIATED COMPANIES -

INCLUDING CURRENT MATURITIES                         5.0          9.5            47.4                343.7            405.6

FIXED ASSETS - NET                                                                                   352.5            352.5

DEFERRED CHARGES, NET OF
ACCUMULATED AMORTIZATION                                                                               0.6              0.6

TOTAL ASSETS                                       215.1          9.5           103.4                810.1          1,138.1

     LIABILITIES

LOANS FROM BANKS                                    85.6          1.2            26.9                                 113.7

ACCOUNTS PAYABLES AND ACCRUALS                     171.5                          3.4                                 174.9

DEFERRED INCOME TAXES                                                                                 63.0             63.0

NOTES                                                            47.1                                                  47.1

OTHER LIABILITIES                                   32.8                          2.4                                  35.2

SHAREHOLDERS' EQUITY                                                                                 704.2            704.2

TOTAL LIABILITIES AND EQUITY                       289.9         48.3            32.7                767.2          1,138.1

EXCESS OF MONETARY ASSETS (LIABILITIES)
AS OF DECEMBER 31, 2002                            (74.8)       (38.8)           70.7                 42.9               --
------------------------------------------------------------------------------------------------------------------------------

                                     ITEM 12

             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                        Not applicable to Annual Reports


                                     ITEM 13

                 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

                                      NONE


                                     ITEM 14

                     MATERIAL MODIFICATIONS TO THE RIGHTS OF
                      SECURITY HOLDERS AND USE OF PROCEEDS

                                      NONE


                                     ITEM 15

                             CONTROLS AND PROCEDURES

         The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer (CEO - the Company's senior executive officer) and Chief Financial Officer (CFO - the Company's senior financial officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. Within 90 days prior to the date of this report, the Company performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls after the date the Company completed the evaluation.

                                    PART III

                                     ITEM 18

                              FINANCIAL STATEMENTS

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2002 CONSOLIDATED FINANCIAL STATEMENTS



                                TABLE OF CONTENTS


                                                                     PAGE
AUDITORS' REPORT                                                      2
CONSOLIDATED FINANCIAL STATEMENTS -
    IN ADJUSTED NEW ISRAELI SHEKELS (NIS):
    Balance sheets                                                   3-4
    Statements of income                                              5
    Statements of changes in shareholders' equity                     6
    Statements of cash flows                                         7-9
    Notes to financial statements                                   10-41
SCHEDULE - DETAILS OF SUBSIDIARIES AND
    ASSOCIATED COMPANIES                                              42



                                 --------------
                         ------------------------------
                                 --------------

                                AUDITORS' REPORT

To the shareholders of

AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose turnover included in consolidation constitutes approximately 25% of total consolidated turnover for the year ended December 31, 2000. Also, we did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2002 and 2001 is adjusted NIS 308.5 million and adjusted NIS 321.5 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of adjusted NIS 11.0 million, adjusted NIS 20.5 million and adjusted NIS
30.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in values adjusted based on the changes in the exchange rate of the U.S. dollar, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel.

Kesselman & Kesselman

Tel-Aviv, Israel
March 12, 2003

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Ltd.

                      AUDITORS' REPORT TO THE SHAREHOLDERS

                                       OF

                    TMM INTEGRATED RECYCLING INDUSTRIES LTD.

We have  audited the  accompanying  balance  sheet of TMM  INTEGRATED  RECYCLING
INDUSTRIES LTD. ("the Company") and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2002, together with the related statements of operations, changes in shareholders' equity, and cash flows - Company and consolidated - for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

The financial statements as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors whose report dated March 4, 2002, expressed an unqualified opinion in those financial statements.

We did not audit the financial statements of subsidiaries whose assets constitute approximately 8.4% of consolidated total assets as of December 31, 2002 and whose revenues constitute approximately 11.0% of total consolidated revenues for the year then ended. Those financial statements were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, was based solely on the reports of such other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2002, and the results of operations, changes in shareholders' equity, and cash flows - of the Company and on a consolidated basis - for the year then ended, in conformity with generally accepted accounting principles in Israel.

As described in Note 2A, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

                                                 LUBOSHITZ KASIERER
                                         CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Tel-Aviv, February 26, 2003

                           Tel Aviv, February 26, 2003

TMM Integrated Recycling Industries Ltd.
Tel Aviv


Dear Sir/Madam

We have audited the attached "U.S. GAAP Adjustments Report" of TMM Integrated Recycling Industries Ltd. for the year ended December 31, 2002 ("the report"). The report is the responsibility of the Company's management. Our responsibility is to express an opinion on the report based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the report. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall report presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the report referred to above presents fairly, in all material respects, the data included therein, on the basis described therein.

Yours sincerely,

LUBOSHITZ KASIERER
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

                      AUDITORS' REPORT TO THE SHAREHOLDERS

                                       OF

                            BARTHELEMI HOLDINGS LTD.

We have audited the accompanying balance sheet of BARTHELEMI HOLDINGS LTD. ("the Company") as of December 31, 2002, and the related statements of operations and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2001 and for the year then ended were audited by other auditors whose report dated March 4, 2002 expressed a qualified opinion due to the non-inclusion of consolidated financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Consolidated financial statements of the Company and its subsidiaries have not been included in the accompanying financial statements.

In our opinion, except for the matter described above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and changes in shareholders' equity for the year then ended, in conformity with generally accepted accounting principles in Israel.

As described in Note 2A, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

                                                  LUBOSHITZ KASIERER
                                          CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

Tel-Aviv, March 10, 2003

                            Tel Aviv, March 10, 2003

Barthelemi Holdings Ltd.
10 Dovnov Street
Tel Aviv

Dear Sir/Madam

We have audited the attached "U.S. GAAP Adjustments Report" of Barthelemi Holdings Ltd. for the year ended December 31, 2002 ("the report"). The report is the responsibility of the Company's management. Our responsibility is to express an opinion on the report based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the report. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall report presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the report referred to above presents fairly, in all material respects, the data included therein, on the basis described therein.

Yours sincerely,

LUBOSHITZ KASIERER
CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                          CARMEL CONTAINER SYSTEMS LTD.

       We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We did not audit the financial statements of certain subsidiaries, whose assets included in the consolidation constitute approximately 20% and 10% of total consolidated assets as of December 31, 2001 and 2002, respectively, and whose revenues included in the consolidation constitute approximately 30%, 29% and 9% of total consolidated revenues for each of the three years ended December 31, 2000, 2001 and 2002, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies is based on the reports of the other auditors.

       We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States (see Note 21 to the consolidated financial statements).

       As explained in Note 2, the consolidated financial statements referred to above have been prepared on the basis of historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel                                    KOST FORER & GABBAY
March 4, 2003                                A Member of Ernst & Young Global

ERNST & YOUNG            KOST FORER & GABBAY            Phone:  972-3-6232525
                         3 Aminadav St.                 Fax:    972-3-5622555
                         Tel-Aviv 67067, Israel


Messrs. American Israel Paper Mills Ltd.
----------------------------------------

     Re:    Consolidated financial statements of Carmel Container
            Systems Ltd. ("the Company") translated into U.S. dollars
            ---------------------------------------------------------


     As you know, the Company publishes for the public in the United States consolidated financial statements in NIS adjusted to the changes in the Consumer Price Index, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel. These primary annual consolidated financial statements of the Company as of December 31, 2001 and 2002, which were audited by us, and on which we expressed our opinion, have been furnished to you. The primary annual consolidated financial statements differ in certain respects from these followed in the United States (see note 21 to the primary financial statements)

     We have audited the accompanying nominal NIS consolidated balance sheets of the Company and its subsidiaries as of December 31, 2001 and 2002, and the related nominal NIS consolidated statements of operations and changes in equity (which include comprehensive income) for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 19% and 9% of total consolidated assets as of December 31, 2001 and 2002, respectively, and whose revenues included in consolidation constitute approximately 30%, 29% and 9% of total consolidated revenues for each of the years ended December 31, 2000, 2001 and 2002, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

     We conducted our audits in accordance with generally accepted auditing standards, in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

     The nominal NIS consolidated financial statements, referred to above, have been prepared on the basis of nominal NIS historical cost. Disclosure of the effect of the changes in the general purchasing power of the Israeli currency on the consolidated financial statements, as stated in the pronouncements of the Institute of Certified Public Accountants in Israel, has not been included in the financial statements referred to above.

     Full financial statement disclosures and statements of cash flows that are required by generally accepted accounting principles in Israel have not been presented and therefore, the nominal NIS consolidated financial statements referred to above are to be read in conjunction with the primary annual audited consolidated financial statements of the Company, as of December 31, 2002, and their accompanying Notes.

     In our opinion, based on our audits and the reports of the other auditors, except for the effects of the matters discussed in the preceding paragraphs, the nominal NIS consolidated financial statements referred to above present fairly, in all material respects, the nominal NIS consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the related nominal NIS consolidated statements of operations, changes in equity (which include comprehensive income) for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Israel which differ in certain respect from those followed in the United states as described in Note 21 to the primary annual consolidated financial statements.

     Also, these nominal NIS consolidated financial statements have been translated into U.S. dollars, on the basis described in Note 3, and, in our opinion, the translation of the aforementioned nominal figures into U.S. dollars was made in accordance with the principles set forth in SFAS 52. At your request the cumulative translation adjustments are presented as other comprehensive loss.

Tel-Aviv, Israel                                    KOST FORER & GABBAY
March 4, 2003                                 A Member of Ernst & Young Global

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                                              DECEMBER 31
                                                                                              -----------
                                                                          NOTE          2002              2001
                                                                          ----          ----              ----
                                                                                             IN THOUSANDS
                                                                                             ------------
                                A S S E T S                                9
      CURRENT ASSETS:                                                      8
          Cash and cash equivalents                                        1n              5,906            3,846
          Accounts receivable:                                            10a
             Trade                                                                       142,506          126,210
             Other                                                                       142,673          135,046
          Inventories                                                     10b             97,893          127,732
                                                                                        --------         --------
                 T o t a l  current assets                                               388,978          392,834
                                                                                        --------         --------
      INVESTMENTS IN ASSOCIATED COMPANIES                                 2;8            396,091          408,033
                                                                                        --------         --------
      FIXED ASSETS:                                                        3
          Cost                                                                         1,006,640          981,369
          L e s s - accumulated depreciation                                             654,165          644,762
                                                                                        --------         --------
                                                                                         352,475          336,607
                                                                                        --------         --------
      DEFERRED CHARGES,
          net of accumulated amortization                                  1h                594              684
                                                                                        --------         --------
                 T o t a l  assets                                                     1,138,138        1,138,158
                                                                                        ========         ========


                               /S/ YAKI YERUSHALMI
     ----------------------------------------------------------------------
                                 YAKI YERUSHALMI
             CHAIRMAN OF THE BOARD OF DIRECTORS AND GENERAL MANAGER



                                /S/ SHMUEL ROTEM
    -----------------------------------------------------------------------
                                  SHMUEL ROTEM
                                    DIRECTOR

Date of approval of the financial statements: March 12, 2003.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                                                DECEMBER 31
                                                                                                -----------
                                                                              NOTE          2002           2001
                                                                              ----          ----           ----
                                                                                               IN THOUSANDS
                                                                                               ------------
                     LIABILITIES AND SHAREHOLDERS' EQUITY
      CURRENT LIABILITIES:                                                     8
          Credit from banks                                                   10c            113,272         121,465
          Current maturities of long-term notes                                4b              6,722           6,757
          Accounts payable and accruals:
             Trade                                                                           107,370          95,276
             Other                                                            10d             67,575          84,999
                                                                                            --------         -------
                 T o t a l  current liabilities                                              294,939         308,497
                                                                                            --------         -------
      LONG-TERM LIABILITIES:
          Deferred income taxes                                                7g             63,030          57,199
          Loans and other liabilities
             (net of current maturities):                                     4;8
             Loans from banks                                                                    384           1,141
             Notes                                                                            40,421          47,400
             Other liabilities                                                                35,196          37,578
                                                                                            --------         -------
                 T o t a l  long-term liabilities                                            139,031         143,318
                                                                                            --------        --------
      COMMITMENTS                                                              9
                                                                                            --------        --------
                 T o t a l  liabilities                                                      433,970         451,815
                                                                                            --------        --------
      SHAREHOLDERS' EQUITY:                                                    6
          Share capital (ordinary shares of NIS 0.01 par
             value: authorized - 20,000,000 shares; issued and
             paid: December 31, 2002 and 2001 - 3,918,710
             Shares)                                                                         135,496         135,496
          Capital surplus                                                                     97,423          97,423
          Currency adjustments in respect of financial statements
             of associated companies                                                          (3,767)         (3,435)
          Retained earnings                                                                  475,016         456,859
                                                                                            --------        --------
                                                                                             704,168         686,343
                                                                                            --------        --------
                 T o t a l  liabilities and shareholders' equity                           1,138,138       1,138,158
                                                                                            ========        ========




    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                           NOTE          2002           2001           *2000
                                                                           ----          ----           ----           -----
                                                                                                    IN THOUSANDS
                                                                                                    ------------
SALES - net                                                               10e;14         493,036       508,109         806,930
COST OF SALES                                                               10f          393,511       415,203         614,877
                                                                                        --------      --------        --------
GROSS PROFIT                                                                              99,525        92,906         192,053
                                                                                        --------      --------        --------
SELLING, MARKETING, ADMINISTRATIVE
    AND GENERAL EXPENSES:                                                   10g
    Selling and marketing                                                                 31,552        34,527          73,274
    Administrative and general                                                            28,539        36,175          50,400
                                                                                        --------      --------        --------
                                                                                          60,091        70,702         123,674
                                                                                        --------      --------        --------
INCOME FROM ORDINARY OPERATIONS                                                           39,434        22,204          68,379
FINANCIAL INCOME (EXPENSES) - net                                           10i           (3,231)      **5,520        **(8,822)
OTHER  INCOME (EXPENSES) :
    Loss on termination of activities and disposal of
       assets                                                               10h           (3,183)
    Gain on decrease in holding of an activity consolidated
       in the past, due to share issuance to a third party                  2d                                          23,142
    Gain on sale of part of the investment in companies
       consolidated in the past                                             2e                                          22,838
    Gain on issuance of shares of an associated company to a
       third party                                                                                       1,184
                                                                                        --------      --------        --------
INCOME BEFORE TAXES ON INCOME                                                             33,020        28,908         105,537
TAXES ON INCOME                                                              7            10,592       **7,883        **42,259
                                                                                        --------      --------        --------
INCOME FROM OPERATIONS OF THE
    COMPANY AND ITS SUBSIDIARIES                                                          22,428        21,025          63,278
SHARE IN PROFITS OF ASSOCIATED
    COMPANIES - net                                                          2            18,095        16,238          38,980
MINORITY INTEREST IN PROFITS OF
    SUBSIDIARIES                                                                                                       (10,909)
                                                                                        --------      --------        --------
NET INCOME FOR THE YEAR                                                                   40,523        37,263          91,349
                                                                                        ========      ========        ========


                                                                                                    ADJUSTED NIS
                                                                                                    ------------
NET INCOME PER NIS 1 OF PAR VALUE
    OF SHARES                                                              10; 11          1,024           944           2,312
                                                                                        ========      ========          ======


* In 2000, the results of operations of Hogla-Kimberly Ltd. are included until March 31, 2000 (see note 2e).
**   Reclassified.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                                             CURRENCY
                                                                                            ADJUSTMENTS
                                                                                             RESPECT TO
                                                                                             FINANCIAL
                                                                           CAPITAL        STATEMENTS OF         RETAINED
                                                        SHARE CAPITAL      SURPLUS       ASSOCIATED COMPANIES   EARNINGS       TOTAL
                                                        -------------   ------------     --------------------   --------       -----
                                                                                      IN THOUSANDS
                                                       -----------------------------------------------------------------------------
   BALANCE AT JANUARY 1, 2000                               135,496          98,012                             386,260      619,768
   CHANGES IN 2000:
       Net income                                                                                                91,349      91,349
       Dividend paid                                                                                            (58,013)    (58,013)
       Exercise of employee options into shares                   *                                                               *
       Increase in value of capital note issued to a
          subsidiary - in respect of minority share                            (589)                                           (589)
                                                            =======          ======          ======             =======     =======
   BALANCE AT DECEMBER 31, 2000                             135,496          97,423                             419,596     652,515
   CHANGES IN 2001:
       Net income                                                                                                37,263      37,263
       Exercise of employee options into shares                   *                                                               *
       Currency adjustments in respect of financial
          statements of associated companies                                                                     (3,435)     (3,435)
                                                            =======          ======          ======             =======     =======
   BALANCE AT DECEMBER 31, 2001                             135,496          97,423          (3,435)            456,859     686,343
   CHANGES IN 2002:
       Net income                                                                                                40,523      40,523
       Dividend paid                                                                                            (22,366)    (22,366)
       Currency adjustments in respect of financial
          statements of associated companies                                                                       (332)       (332)
                                                            =======          ======          ======             =======     =======
   BALANCE AT DECEMBER 31, 2002                             135,496          97,423          (3,767)            475,016     704,168
                                                            =======          ======          ======             =======     =======

              * Represents an amount less than adjusted NIS 1,000.

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Continued) - 1

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                                   2002          2001        2000(D)
                                                                                   ----          ----        -------
                                                                                             IN THOUSANDS
                                                                                  -------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                         40,523        37,263        91,349
    Adjustments to reconcile net income to
       net cash provided by operating activities (a)                                42,964       (16,370)       24,183
                                                                                  --------      --------      --------
    Net cash provided by operating activities                                       83,487        20,893       115,532
                                                                                  --------      --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                                       (50,634)      (32,486)      (82,550)
    Associated companies:
       Acquisition of shares and granting of loans                                  (3,572)       (4,399)      (30,928)
       Collection of long-term loans                                                               2,665         1,757
    Proceeds from sale of fixed assets                                              10,524         1,553         2,581
    Proceeds from sale of an activity to an associated company (b)                                             142,110
    Reduction in cash due to deconsolidation of subsidiaries (c)                                               (65,480)
                                                                                  --------      --------      --------
    Net cash used in investing activities                                          (43,682)      (32,667)      (32,510)
                                                                                  --------      --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of long-term loans from banks and others                              (1,123)       (1,156)       (1,374)
    Redemption of notes                                                             (6,447)       (7,243)       (7,139)
    Dividend paid                                                                  (22,366)                    (58,013)
    Short-term credit from banks - net                                              (7,809)       19,423      (131,562)
                                                                                  --------      --------      --------
    Net cash provided by (used in) financing activities                            (37,745)       11,024      (198,088)
                                                                                  --------      --------      --------
INCREASE (DECREASE)  IN CASH AND
    CASH EQUIVALENTS                                                                 2,060          (750)     (115,066)
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                                3,846         4,596       119,662
                                                                                  --------      --------      --------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                                      5,906         3,846         4,596
                                                                                  ========      ========      ========

(Continued) - 2

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                                        2002          2001        2000(D)
                                                                                        ----          ----        -------
                                                                                                  IN THOUSANDS
                                                                                   ----------------------------------------
(A)   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED
        BY OPERATING ACTIVITIES:
        Income and expenses not involving cash flows:
          Minority interest in profits of subsidiaries                                                              10,909
          Share in profits of associated companies                                     (18,095)      (16,238)      (38,980)
          Dividend received from associated company                                     23,638                      23,638
          Depreciation and amortization                                                 29,001        31,763        36,077
          Deferred income taxes - net                                                    4,006         7,883         5,500
          Capital losses (gains) on:
             Sale of fixed assets                                                         (148)           24          (223)
             Loss on termination of activities and disposal of assets - net              1,455
             Gain on issuance of shares in an associated company to a
                third party - net                                                                     (1,184)       (5,746)
             Gain on sale of part of the investment in company
                consolidated in the past - net                                                                     (15,982)
          Linkage and exchange differences on (erosion of)
             principal of long-term loans from banks and others - net                      (18)         (189)           96
          Linkage differences on (erosion of) principal of Notes                          (567)       (4,218)        1,883
          Erosion of (linkage differences on) principal of
             long-term loans to associated companies                                       165           817          (138)
          Linkage differences on a long-term capital note granted to
             an associated company                                                      (2,382)       (3,262)         (308)
                                                                                       -------       -------       -------
                                                                                        37,055        15,396        16,726
                                                                                       -------       -------       -------
        Changes in operating asset and liability items:
          Decrease (increase) in trade receivables                                     (16,296)       26,071       138,210
          Decrease (increase) in other receivables                                       3,672          (130)      (71,188)
          Decrease (increase) in inventories                                            23,863        (4,660)      (13,609)
          Increase (decrease) in trade payables                                         12,094       (34,223)      (19,812)
          Decrease in other payables and accruals                                      (17,424)      (18,824)      (26,144)
                                                                                       -------       -------       -------
                                                                                         5,909       (31,766)        7,457
                                                                                       -------       -------       -------
                                                                                        42,964       (16,370)       24,183
                                                                                       =======       =======       =======
(B)     PROCEEDS FROM SALE OF ACTIVITIES TO AN ASSOCIATED COMPANY, SEE ALSO
        NOTES 2D: Assets and liabilities of the activities sold at date of sale:
           Working capital (excluding cash and cash equivalents) - net                                             115,774
           Fixed assets - net                                                                                      113,944
           Deferred income taxes - net                                                                             (26,149)
        Capital gain on issuance of shares in an associated
           company to a third party - net                                                                            5,746
        Investment in associated companies:
           Investment in associated companies - net                                                                (22,483)
           Long-term loans - net                                                                                   (44,722)
                                                                                                                   -------
                                                                                                                   142,110
                                                                                                                   =======

(Concluded) - 3

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS



                                                                                        2002           2001        2000(D)
                                                                                        ----           ----        -------
                                                                                                  IN THOUSANDS
                                                                                   ---------------------------------------------
    (C)   REDUCTION IN CASH DUE TO DECONSOLIDATION OF SUBSIDIARIES,
             SEE ALSO NOTE 2E:
             Assets and liabilities of former subsidiaries at date of sale:
                 Working capital (excluding cash and cash equivalents)                                                99,071
                 Fixed-term deposits                                                                                  85,266
                 Fixed assets - net                                                                                  179,962
                 Goodwill, net of accumulated amortization                                                            42,813
                 Long-term liabilities                                                                               (85,266)
                 Minority interest                                                                                  (211,835)
                 Deferred income taxes - net                                                                         (22,971)
              Gain on sale of part of the investment in companies
                 consolidated in the past -net                                                                        15,982
              Investment in associated companies:
                 Investment in associated companies - net                                                           (207,060)
                 Capital note from an associated company                                                              38,558
                                                                                                                     -------
                                                                                                                     (65,480)
                                                                                                                     =======
    (D)   In 2000, includes the operations of Holga-Kimberly Ltd,
            until March 31, 2000 - see note 2e

    SUPPLEMENTARY CASH FLOW INFORMATION - cash paid during the year for:
        Income taxes                                                                    28,895          9,520        12,240
                                                                                        ======        =======       =======
        Interest                                                                        10,643         11,379         8,370
                                                                                        ======        =======       =======



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

         The significant accounting policies, applied on a consistent basis, are as follows:

             A.   GENERAL:

                  1)   Activities of the Group

                       American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries and associated companies (hereafter - the Group) are mainly engaged in the production and sale of paper and paper products, including paper recycling activities and handling solid waste. Certain companies are engaged in the marketing of office supplies and in the sale of products produced by others (some of which are not paper or paper products). Most of the Group's sales are made to the local market (Israel). As to information by operating segments, see note 14.

                  2) Use of estimates in the preparation of financial statements

                       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates.

                  3)   Definitions:

                       Subsidiaries - companies in which the Company has control and the financial statements of which are included in consolidation.

                       Associated companies - companies (which are not subsidiaries) in which the Company holds 20% or more of the voting rights and rights to profits. The investments in these companies are accounted for by the equity method.

                       Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

             B.   ADJUSTED FINANCIAL STATEMENTS:

                  1) The Company and its subsidiaries maintain their accounts in nominal new Israeli shekels ("NIS") and in U.S. dollars ("dollars"). All the figures in the financial statements are presented in values adjusted for the changes in the exchange rate of the dollar (rather than the changes in the Israeli consumer price index; hereafter - Israeli CPI), as permitted by Opinion 36 of Institute of Certifies Public Accountants in Israel (hereafter - the Israeli Institute), for companies whose securities are traded on a foreign stock exchange; the Company's shares are traded on the American Stock Exchange ("AMEX").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                       The adjusted NIS data are the product of the data in dollar terms multiplied by the representative exchange rate of the dollar at December 31, 2002 - $1 = NIS 4.737 (see also note 8b).

                  2) Non-monetary balance sheet items (mainly fixed assets, inventories and deferred charges, and shareholders' equity items derived from cash flow from shareholders) have been adjusted on the basis of the changes in the exchange rate of the dollar since the related transactions were carried out. The income statement components relating to these non-monetary balance sheet items have been adjusted on the same basis as the related balance sheet items.

                       Investments in some of the associated companies (the activities of which are an integral part of the Company's activities) and the Company's share in their operating results have been determined based on their financial statements, which are adjusted on the basis of changes in the exchange rate of the dollar. As to associated companies the financial statements of which are adjusted on the basis of the changes in the Israeli CPI, see (4) below.

                       The components of the statements of income (except financing) relating to transactions carried out in the reported year - sales, purchases, labor costs, etc. - have been adjusted on the basis of the exchange rates in effect on transaction dates.

                       Financial income and expenses represent such income and expenses in real terms and the erosion of balances of monetary items during the year.

                  3) The amounts of non-monetary items do not necessarily represent realizable value or any other economic value, but only their original historical values adjusted on basis of the changes in the exchange rate of the dollar. In these financial statements, the term "cost" signifies cost in adjusted NIS.

                  4) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI.

                       For purposes of inclusion on the equity basis, the amounts included in the financial statements of the above associated companies operating independently were treated as follows:

                       Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders' equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders' equity under a separate item ("currency adjustments in respect of financial statements of associated companies").

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):


             C.   PRINCIPLES OF CONSOLIDATION:

                  1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

                  2) Intercompany transactions and balances, as well as intercompany profits on sales which have not been realized outside the Group, have been eliminated.

             D.   INVENTORIES

                  Raw materials and supplies, finished goods, purchased products and maintenance and sundry stores are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate), cost is determined on the moving average basis.

             E.   INVESTMENTS IN ASSOCIATED COMPANIES:

                  1) The investments in these companies are accounted for by the equity method. Profits on intercompany sales, not yet realized outside the Group, have been eliminated.

                  2) The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition ("excess of cost of investment") or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition ("negative excess of cost of investment") represent the amount not attributed to specific assets and liabilities. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized in equal annual installments over a period of up to 10 years, commencing in the specific year of each individual acquisition.

             F.   FIXED ASSETS:

                  1) Fixed assets are stated at cost, net of related investment grants.

                  2) Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of related production costs.

                  3) Borrowing costs in respect of credit applied to finance the construction of the fixed assets - during the period until construction is completed - are charged to cost of such assets.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  4) The assets are depreciated by the straight-line method on basis of their estimated useful life.

                       Depreciation periods are as follows:


                                                                         YEARS
                                                                -----------------------
                          Buildings                                10-50 (mainly 33)
                          Machinery and equipment               7-20 (mainly 10 and 20)
                          Vehicles                                  5-7 (mainly 7)
                          Office equipment and furniture
                              (including computers)                 3-17 (mainly 4)

             G.   IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS

                  The company formerly adopted standard 121 of the Financial Accounting Standards Board of the United States ("FASB") - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which related - prior to its amendment in 2002 - to fixed assets and intangibles, including goodwill related to those assets (hereafter - long-lived assets). Through December 31, 2002, in accordance with the provisions of the aforementioned standard, the Company regularly reviewed, in situations where an event had occurred or circumstances had changed, which might indicate that an impairment had taken place of the long-lived assets used by the Company, whether the undiscounted cash flows anticipated from those assets, exceeded the amount at which those assets were included in the accounts. As to the transition to applying Accounting Standard No. 15 of the Israeli Accounting Standards Board ("the IASB"), as from January 1, 2003, and the effect thereof on the Company, see p(1) below.

             H.   DEFERRED CHARGES

                  The item represents note issuance costs, which are amortized over the period at the end of which the holders may demand redemption (see note 4b).

             I.   DEFERRED INCOME TAXES:

                  1) Deferred taxes are computed according to the liability method, on the basis of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 7g. The amount of deferred taxes presented in the income statements reflects changes in the deferred tax balances during the reported years.

                  2) Taxes which would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

                  3) The Group may incur additional tax liability in the event of intercompany dividend distribution derived from "approved enterprises" profits. No account was taken of this additional tax, since it is the Group's policy not to cause distribution of dividend which would involve additional tax liability to the Group in the foreseeable future.

             J.   REVENUE RECOGNITION

                  Revenue from sale of products to the local market is recognized upon shipment (which represents the point at which the title transfers). Revenue from sale of products for export is recognized as the products are delivered to the customer in the target country.

             K.   ADVERTISING EXPENSES

                  Advertising expenses are charged to income as incurred (as to the amount of the expenses, see note 10g).

             L.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The allowance is determined mainly in respect of specific debts doubtful of collection (see note 13b).

             M.   DERIVATIVE FINANCIAL INSTRUMENTS

                  Gains or losses on hedges of existing assets or liabilities are recognized in income commensurate with the results from those assets and liabilities.

             N.   CASH EQUIVALENTS

                  The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

             O.   NET INCOME PER NIS 1 OF PAR VALUE OF SHARES

                  Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation - see note 11.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             P.   RECENTLY ISSUED PRONOUNCEMENTS:

                  1)   In February 2003, Accounting Standard No. 15 of the IASB
                       - "Impairment of Assets", became effective. This standard which is based on International Accounting standard No.
                       36. requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. As promulgated by the standard, its provisions are to applied as of January 1, 2003.

                       Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

                       The recoverable amount of an asset is determined as being the higher of the asset's net selling price and its value in use to the company. The asset's value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

                       The Company is making the necessary preparations in order to apply this standard commencing with its first interim financial statements in 2003, and is currently reviewing the expected implications, if any, on its financial statements.

                       The Company formerly applied the provisions of the U.S. standard dealing with this issue - see g above - that required an impairment loss to be recognized, only in the event that the undiscounted cash flows from the asset were less than its carrying value. The Company does not expect the transition to the abovementioned standards to have a material effect on its consolidated financial statements.

                  2) In October 2001, the IASB issued Israel Accounting Standard No. 12 - "Discontinuance of Adjusting Financial Statements for inflation" - which provided for the discontinuance of adjusted financial statements, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting as of January 1, 2004.

                       The implementation of Standard No. 12 will mainly affect the financing expenses item.

                       Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Israeli Institute will be canceled and will be replaced, with effect from January 1, 2004, by Israel Accounting Standard No. 13, which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions that appeared in the abovementioned clarifications.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES:

             A. The Company has a number of investments in associated companies, which are held either directly or through its associated companies. The financial statements of significant associated companies (Neusiedler Hadera Paper Ltd. and Hogla-Kimberly Ltd.) are attached to these financial statements.

             B.   COMPOSED AS FOLLOWS:


                                                                                              DECEMBER 31
                                                                                          -----------------------
                                                                                            2002           2001
                                                                                            ----           ----
                                                                                                ADJUSTED NIS
                                                                                                IN THOUSANDS
                                                                                            --------------------
                Cost:
                    Shares                                                                   58,675       58,675
                    Excess of cost of investment - net                                        2,257        2,257
                    L e s s - accumulated amortization                                       (3,649)      (3,943)
                Share in gain on issuance of shares of an associated
                    company to a third party                                                 43,531       43,531
                Currency adjustments                                                         (3,767)      (3,435)
                Share in profits accumulated since acquisition - net                        246,654      252,490
                                                                                            -------      -------
                                                                                            343,701      349,575
                Long-term loans and capital notes
                    (net of current maturities)*                                             52,390       58,458
                                                                                            -------      -------
                                                                                            396,091      408,033
                                                                                            =======      =======

                  * Classified by linkage terms, the total amounts of the loans and capital notes are as follows:


                                                                                          DECEMBER 31
                                                                                          -----------
                                                                                       2002          2001
                                                                                       ----          ----
                                                                                           ADJUSTED NIS
                                                                                           IN THOUSANDS
                                                                                      -----------------------
                   Linked to the dollar                                                47,370         47,370
                   Linked to the Israeli CPI                                            9,507          7,874
                   Unlinked capital note                                                4,987          3,214
                                                                                       ------         ------
                                                                                       61,864         58,458
                   L e s s - current maturities                                         9,474
                                                                                       ------         ------
                                                                                       52,390         58,458
                                                                                       ======         ======

                  These loans and capital notes do not bear interest.

                  As of December 31, 2002, the repayment dates of the balance of the long-term loans and capital notes have not yet been determined, excluding adjusted NIS 9,474,000 to be repaid in 2003.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

           NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (CONTINUED):

             C.   THE CHANGES IN THE INVESTMENTS DURING 2002 ARE AS FOLLOWS:


                                                                                                   ADJUSTED NIS
                                                                                                   IN THOUSANDS
                       Balance at beginning of year                                                   408,033
                                                                                                      -------
                       Changes during the year:
                           Share in profits of associated companies - net                              18,095
                            Dividend received from an associated company                              (23,638)
                           Currency adjustments                                                          (332)
                           Increase in balance of long-term loans and capital notes - net               3,407
                                                                                                      -------
                       Balance at end of year                                                         405,565
                       L e s s - current maturities                                                     9,474
                                                                                                      -------
                                                                                                      396,091
                                                                                                      =======

             D.   NEUSIEDLER HADERA PAPER LTD. (hereafter - N.H.P):

                  N.H.P. is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter - Neusiedler), according to an agreement with Neusiedler, dated November 21, 1999. According to the aforementioned agreement, N.H.P. purchased the Group's activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option (commencing 3 years from the signing of the agreement) to sell to the Company its holdings in N.H.P., at a price which is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under continued extraordinary circumstances that preclude the operation of N.H.P. in Israel. The Company believes that the likelihood of such circumstances is very remote.

             E.   HOGLA-KIMBERLY LTD. (hereafter - Hogla-Kimberly):

                  1)   On March 31, 2000, Kimberly Clark Corporation (hereafter
                       - KC) exercised the option it was given, paying adjusted NIS 24 million and increasing its shareholding in Hogla-Kimberly to 50.1% thereby taking over Hogla-Kimberly. Consequently, as from March 31, 2000, Hogla Kimberly's accounts are no longer included in the Company's consolidated financial statements, and the Company's investment therein is accounted for by the equity method.

                  2) Following are data of Hogla-Kimberly included in the consolidated statements of income for the following period:

                                                               PERIOD FROM
                                                             JANUARY 1, 2000
                                                           TO MARCH 31, 2000
                                                           -----------------
                                                              ADJUSTED NIS
                                                              IN THOUSANDS
                                                              ------------
                               Sales - net                       230,214
                                                                ========
                               Net income                         10,952
                                                                ========

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

            NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):


             F. INVESTMENT IN CARMEL CONTAINER SYSTEMS LIMITED (HEREAFTER - CARMEL)

                  The investment in shares includes, as of December 31, 2002 and 2001, adjusted NIS 31,065,000 and adjusted NIS 33,230,000, respectively, investment in Carmel, which is held to the extent of 26.25%. Carmel's shares are traded in the United States on the "AMEX" Stock Exchange. The market value of the Company's holding in these shares as of December 31, 2002 and 2001 is adjusted NIS 10,445,000 and adjusted NIS 15,339,000, respectively.

                  The financial statements of Carmel are drawn up on the basis of historical cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in these financial statements, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

                  The Company's management has examined the possibility that impairment, which is not temporary in nature, had occurred in the value of its investment in Carmel, due to its low market value, and concluded, based on the fact that the trade in Carmel's shares is very weak, and on a valuation of Carmel that the Company received, and based on a signed transaction agreement dated after December 31, 2002 (see below), that the low market value of these shares as of December 31, 2002, does not reflect their economic value.

                  On January 1, 2003, agreements were signed for a merger transaction between Carmel and Best Carton Ltd. (a company engaged in the packaging sector, hereafter - "Best Carton"). The stages of the transaction is as follows:

                  1) Prior to the merger, Carmel shall acquire from a shareholder, Ampal Enterprises Ltd., via Tri-Wall Ltd. (a wholly-owned subsidiary of Carmel), 21.8% of its share capital, and in consideration shall make a cash payment of adjusted NIS 16.7 million.

                  2) Carmel shall acquire from best Carton's shareholders their holdings in Best Carton, and in consideration shall issue 27.9% of Carmel's share capital, representing Carmel's value at adjusted NIS 152,500,000.

                       The consummation of each stage of the transaction is pending the occurrence of the other stage.

                       The above transaction has been approved by the boards of directors of the companies that are parties in the agreements.

                       Furthermore, the agreements are subject to the approval of the Anti-Trust Commissioner, in Israel.

                       The Company's management believes, based on the aforementioned valuation and based on the value reflected in the aforementioned transaction, that the investment should not be written down.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

            NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

             G. INVESTMENT IN T.M.M INTEGRATED RECYCLING INDUSTRIES LTD. (hereafter - T.M.M.)

                  In 2000, the Company and Compagnie Generale D'Entreprises Automobiles (hereafter - CGEA), an international French group in the field of environmental services - through a jointly held company (Barthelemi Holdings Ltd., in which the Company holds 33.9% interest; hereafter - Barthelemi) - acquired shares of T.M.M. from its controlling shareholders.

                  In addition, T.M.M was merged with Amnir Industries and Environmental Services Ltd. (in which the Company and CGEA held 49% and 51%, respectively; hereafter - Amnir Environment) in such a manner that Amnir Environment became a wholly-owned subsidiary of T.M.M.

                  As of December 31, 2002, the Company's share in T.M.M. (directly and through Barthelemi) aggregates 39.2%.

                  The excess of equity in net assets of T.M.M. at time of acquisition of T.M.M. shares, over the cost of investment therein - adjusted NIS 1,710,000 - was not attributed to specific assets. This amount is amortized over a period of ten years.

                  The amount invested in shares includes adjusted NIS 16,840,000 (December 31, 2001 - adjusted NIS 16,584,000), which was directly invested in T.M.M. (17.8%), the shares of which are traded on the Tel Aviv Stock Exchange; the market value of these shares aggregates adjusted NIS 7,897 as of December 31, 2002 (December 31, 2001 - adjusted NIS 12,102,000).

                  The Company's management examined the value of its Investment in T.M.M for impairment which is not temporary in nature. Based on a valuation of T.M.M, which suggests that the economic value of the Company's share in T.M.M. exceeds the amount of the investment recorded in its accounts, the Company's management concluded that the investment should not be written down.

             H. After December 31, 2002, an associated company declared the distribution of a dividend. The Company's share in the dividend declared - adjusted NIS 17,728,000 - is not included yet in these financial statements, and will be reported in 2003.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FIXED ASSETS:

             A. COMPOSITION OF ASSETS, GROUPED BY MAJOR CLASSIFICATIONS, AND CHANGES THEREIN DURING 2002, ARE AS FOLLOWS:


                                           COST                                ACCUMULATED DEPRECIATION
                           -----------------------------------------   -----------------------------------------
                                                                                                                 DEPRECIATED BALANCE
                           BALANCE AT     CHANGES DURING                            CHANGES DURING               -------------------
                           BEGINNING        THE YEAR          BALANCE  BALANCE AT      THE YEAR       BALANCE AT     DECEMBER 31
                           ---------        --------          AT END   BEGINNING       --------         AT END       -----------
                            OF YEAR    ADDITIONS RETIREMENTS  OF YEAR   OF YEAR  ADDITIONS RETIREMENTS  OF YEAR     2002    2001
                            -------    ---------------------  -------   -------  --------- -----------  -------     ----    ----

                                                                         ADJUSTED NIS IN THOUSANDS

Land and buildings on it     *171,787   31,261     5,947     197,101    *107,525    3,860    2,388     108,997      88,104   *64,262
Machinery and equipment      *673,185   37,223    14,246     696,162    *461,587   18,612   12,686     467,513     228,649  *211,598
Vehicles                      *35,632    2,909     2,733      35,808     *24,168    2,886    2,170      24,884      10,924   *11,464
Office equipment and
 furniture (including
 computers)                   *69,658    2,211     2,437      69,432     *51,482    3,553    2,264      52,771      16,661   *18,176
Payments on account of
 acquisition of machinery
 and equipment                *31,107  (22,970)                8,137                                                 8,137   *31,107
                              -------  -------   -------    --------     -------  -------  -------     -------     -------   -------
                              981,369   50,634    25,363   1,006,640     644,762   28,911   19,508     654,165     352,475   336,607
                              =======  =======   =======    ========     =======  =======  =======     =======     =======   =======


                                                       * Reclassified.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 - FIXED ASSETS (CONTINUED):

             B.

                                                                             DECEMBER 31
                                                                             -----------
                                                                          2002        2001
                                                                          ----        ----
                                                                            ADJUSTED NIS
                                                                            IN THOUSANDS
                                                                            ------------
                  The item is net of investment grants in respect
                  of investments in "approved enterprises"
                  (see notes 7a and 9a):
                     Cost                                                    530        1,961
                                                                          ======      =======
                     Accumulated depreciation                                496        1,927
                                                                          ======      =======

             C. The Group's real estate is partly owned and partly leased - to the extent of adjusted NIS 48.1 million, in respect of which lease fees of approximately adjusted NIS 27.9 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

             D.   As to pledges on assets - see note 9a.

             E. The item includes adjusted NIS 1,090,000 borrowing costs capitalized in cost of machinery and equipment as of December 31, 2002.

NOTE 4 - LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES:

             A.   LOANS FROM BANKS:

                  As follows:

                                                                         DECEMBER 31
                                                                         -----------
                                                                      2002          2001
                                                                      ----          ----
                                                                         ADJUSTED NIS
                                                                         IN THOUSANDS
                                                                         ------------
                       Linked to the dollar                                            378
                       Linked to the Israeli CPI*                      1,142         1,905
                                                                     -------       -------
                                                                       1,142         2,283
                       L e s s - current maturities                      758         1,142
                                                                     -------       -------
                                                                       **384         1,141
                                                                     =======       =======

                  *    The weighted average annual interest rate as of December
                       31, 2002 is 4.9%.
                  **   The loan matures in 2004.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - LONG-TERM LOANS AND OTHER LONG-TERM LIABILITIES (continued):

             B.   NOTES

                  The item represents notes issued under a private placement to institutional investors in May 1992, as follows:



                                                             DECEMBER 31
                                                          2002          2001
                                                             ADJUSTED NIS
                                                             IN THOUSANDS
                       Balance                            47,143        54,157
                       L e s s - current maturities        6,722         6,757
                                                         -------       -------
                                                          40,421        47,400
                                                         =======       =======

                  The balance of the notes as of December 31, 2002 is redeemable in seven installments, due in June of each of the years 2003-2009, each installment amounting to 6.66% of the par original value of the notes. The unpaid balance of the notes bears annual interest of 3.8%, payable each June, in respect of the period ending on the day preceding the date of payment. The notes - principal and interest - are linked to the Israeli CPI of February 1992.


             C.   OTHER LIABILITIES:

                                                                                           DECEMBER 31
                                                                                           -----------
                                                                                      2002             2001
                                                                                      ----             ----
                                                                                    ADJUSTED NIS IN THOUSANDS
                                                                                    -------------------------
                       Capital note to an associated company (1)                        32,770          35,152
                       Other liability (2)                                               2,426           2,426
                                                                                      --------         -------
                                                                                        35,196          37,578
                                                                                      ========         =======


                  (1) The capital note is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2004.

                  (2) The loan was received from a supplier in 2000, to finance acquisition of machinery and equipment in the amount of adjusted NIS 2,606,000. The loan is linked to the dollar. The Company is currently negotiating the repayment date of this liability. The Company believes that the repayment is not probable before January 1, 2004.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 - EMPLOYEE RIGHTS UPON RETIREMENT:

             A. Israeli labor laws and agreements require the companies in the Group to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service and, generally, the latest pay rate (one month's pay for each year of service) or a pension upon retirement.

                  To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components which, in management's opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of employees.

                  The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

             B. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited, during the reported years, with provident funds, pension funds and various insurance policies, are adjusted NIS 6,259,000, adjusted NIS 6,831,000 and adjusted NIS 10,767,000 in 2002, 2001, and 2000, respectively.

NOTE 6 - SHAREHOLDERS' EQUITY:

             A.   SHARE CAPITAL

                  Composed of - as of December 31, 2002 and 2001 - ordinary registered shares of NIS 0.01 par value, as follows:

                                                 AUTHORIZED     ISSUED AND PAID
                    Number of shares             20,000,000        3,918,710
                                                  =========         ========
                    Amount in NIS                  200,000            39,187
                                                  =========         ========

                  The shares are traded on stock exchanges in Tel-Aviv and in the U.S. The quoted prices per share, as of December 31, 2002 are NIS 146.6 and $ 30.4 (NIS 144), respectively.

             B.   EMPLOYEE STOCK OPTION PLANS:

                  1)   The 1998 plan for senior officers in the Group

                       On January 11, 1998, the board of directors approved a stock option plan for senior officers in the Group ("the 1998 plan for senior officers"). Under this plan, 167,000 options were allotted without consideration (including 32,000 options to an employee who is an interested party). Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options were granted in three annual batches. The 1998 plan for senior officers in the Group was approved by the shareholders' meeting in February 1998.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - SHAREHOLDERS' EQUITY (CONTINUED):

             B.   EMPLOYEE STOCK OPTION PLANS (continued):

                  In 2000, 1999 and 1998, 51,330, 51,335 and 52,833 options, respectively, were granted under the 1998 plan for senior officers (including 10,667 options in 2000 and 1999 and 10,666 options in 1998, to an employee who is an interested party). All together, 155,498 options were granted.

                  The exercise price of the options granted as above, was fixed at adjusted NIS 134.38. This price represents the average price of the Company's shares quoted on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 1998 plan for senior officers, the exercise price has been adjusted, following a dividend distribution, and is adjusted NIS 99.67. This exercise price is linked to the dollar.

                  The quoted price of the Company's shares, close to the time of the board of directors' resolution to grant the options, was nominal NIS 138.5.

                  The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was adjusted NIS
                  78.47 on the date of the approval of the 1998 plan for senior officers.

                  Each batch can be exercised for three years commencing two years from the date of grant.

                  Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: When an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of shares expected to be issued upon exercise of the option (referred to hereafter as "the benefit"). The number of shares the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                  The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

                  In 2001 and 2000, 46,002 and 51,335 options, respectively, were exercised under the 1998 plan for senior officers in the Group. 28,149 and 35,990 shares of NIS 0.01 were issued following the exercise, respectively. The balance of options granted and not yet exercised, is 58,161.

                  The above plan is carried out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense to the Company and for determining the employees' capital gains tax liability in respect of the profits attributed thereto as benefits arising from the above plan.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (CONTINUED):

             B.   EMPLOYEE STOCK OPTION PLANS (continued):

                  2)   The 2001 plan for senior officers in the Group

                       On April 2, 2001, the Company's board of directors approved a stock option plan for senior officers in the Group (hereafter - the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options will be exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant. The blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable during two years from the end of the blocking period.

                       The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the CPI as of April 2, 2001. This price represents the average price of the Company's shares quoted on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price is to be adjusted, following dividend distributions. According to the abovementioned conditions, the exercise price as of December 31, 2002 is adjusted NIS 230.61 for the first batch, adjusted NIS
                       120.80 for the second batch and adjusted NIS 131.84 for the third and four batches.

                       The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS
                       204.00. Prior to the granting of the options, the price was NIS 185.8.

                       The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately adjusted NIS 61.33 on the date of grant.

                       Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be determined as follows: when an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of shares expected to be issued upon exercise of the option (referred to hereafter as "the benefit"). The number of shares the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                       The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

                       The above plan is carried out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense to the Company and for determining the employees' capital gains tax liability in respect of the profits attributed thereto as benefits arising from the above plan.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (CONTINUED):

             B.   EMPLOYEE STOCK OPTION PLANS (continued):

                  3)   The 2001 employee plan

                       On August 29, 2001, the Company's board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter - the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable during three years from the end of the blocking period.

                       On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

                       The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the CPI as of August 29, 2001. This price represents the average price of the Company's shares quoted on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, following a dividend distribution and is adjusted NIS 165.73.

                       The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS
                       171.20. Prior to the granting of the options, the price was NIS 138.80.

                       The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately adjusted NIS 69.35 on the date of grant.

                       Notwithstanding the above, the number of shares resulting from exercise of the options and the actual exercise price will be fixed as follows: when an exercise request is received from an option holder, a computation will be made of the difference between the quoted price of the Company's shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of shares expected to be issued on exercise of the option (referred to hereafter as "the benefit"). The number of shares the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

                       The ordinary shares issued upon exercise of the options will confer upon their holders the same rights as all other ordinary shares, upon issuance.

                       The above plan is carried out according to the principles set out in Section 102 of the Income Tax Ordinance, which stipulates, inter-alia, the terms for recognition of the expense to the Company and for determining the employees' capital gains tax liability in respect of the profits attributed thereto as benefits arising from the above plan.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME:

             A. TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (hereafter - the law)

                  Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries are entitled to various tax benefits (mainly reduced tax rates).

                  During the period of benefits - mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed - reduced tax rates or exemption from tax applies, as follows:

                  1) Corporate tax rate of 25%, instead of the regular tax rate (see d. hereafter).

                  2) Tax exemption on income from certain approved enterprises in respect of which the companies have elected the "alternative benefits" (involving waiver of government guaranteed loans); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

                       The part of the taxable income which is entitled to the tax benefits is determined on the basis of the ratio of the turnover attributed to the "approved enterprise" to the total turnover of these companies, taking into account the ratio of the "approved enterprise" assets to total assets of these companies. The turnover that is attributed to the "approved enterprise" is generally computed on the basis of the ratio of the increase in turnover to the "basic" turnover stipulated in the instrument of approval.

                       The periods of benefits in respect of the "approved enterprises" of the Group expire by the end of 2003.

                       The entitlement to the above benefits is conditional upon the companies' fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in "approved enterprises". In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences to the CPI and interest.

             B. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (hereafter - the inflationary adjustments law)

                  Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Israeli companies in the Group are taxed under this law.

                  As stated in note 1b, the financial statements are drawn up in NIS adjusted on the basis of the changes in the exchange rate of the dollar. The difference between the increase in the Israeli CPI and the change in the exchange rate of the dollar
                  - on an annual and cumulative basis - creates differences between the taxable income and the income reflected in the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):

             C.   THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

                  The Company and certain subsidiaries are "industrial companies" as defined by this law. As such they are entitled to claim, and have in fact claimed, depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

                  Under this law, the Company files consolidated tax returns with certain subsidiaries.

             D. TAX RATES APPLICABLE TO INCOME NOT DERIVED FROM "APPROVED ENTERPRISES"

                  Income not eligible for approved enterprise benefits mentioned in a. above is taxed at the regular rate - 36%.

             E.   REFORM OF THE ISRAELI TAX SYSTEM

                  In 2002, Amendment to the Income Tax Ordinance (No. 132), 2002 (hereafter - the tax reform law) was published. The tax reform law comprehensively reforms certain parts of the Israeli tax system. The tax reform law comes into effect on January 1, 2003, although certain provisions therein will only be applied from later dates.

                  In accordance with the provisions of the tax reform law, as from January 1, 2003, capital gains will be taxed at a reduced rate of 25%, instead of the regular rate of 36% at which they were taxed until the aforementioned date; with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of that law, which will be calculated as prescribed by the tax reform law. Furthermore, the tax reform law stipulates that carryforward capital losses may be utilized against capital gains without any time restriction (the time limitation for the utilization has been removed in respect of capital losses which arose in the tax year 1996 and thereafter).

                  The implementation of the tax reform law is not expected to have a material effect on the Company's tax liability.

             F.   CARRYFORWARD TAX LOSSES

                  Carryforward tax losses of the Company and certain subsidiaries are adjusted NIS 13,195,000 and adjusted NIS 19,207,000 as of December 31, 2002 and 2001, respectively. Under the inflationary adjustments law, the carryforward losses are linked to the Israeli CPI, and there is no time limit regarding utilization.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 - TAXES ON INCOME (continued):

             G.   DEFERRED INCOME TAXES

                  The composition of the deferred taxes, and the changes therein during 2002 and 2001, are as follows:


                                                                                AMONG            AS A
                                                                               CURRENT        NON-CURRENT
                                                                              ASSETS (1)     LIABILITY (2)      TOTAL
                                                                              ----------     -------------      -----
                                                                                      ADJUSTED NIS IN THOUSANDS
                                                                                      -------------------------
                  Balance at January 1, 2001                                     (9,351)           48,649        39,298
                  Changes in 2001 -
                      amounts carried to income                                    (667)            8,550         7,883
                                                                                 ------            ------        ------
                  Balance at December 31, 2001                                  (10,018)           57,199        47,181
                  Changes in 2002 -
                      amounts carried to income                                  (1,825)            5,831         4,006
                                                                                 ------            ------        ------
                  Balance at December 31, 2002                                  (11,843)           63,030        51,187
                                                                                 ======            ======        ======

                  (1) In respect of inventories and provisions for doubtful accounts, vacation and recreation pay and carryforward tax losses.

                  (2)  Mainly in respect of depreciable fixed assets.

                       The deferred taxes are computed at the rates of 35% or 36%.


             H.   TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

                  1)   As follows:

                                                                                    2002          2001          2000
                                                                                    ----          ----          ----
                                                                                       ADJUSTED NIS IN THOUSANDS
                                                                                       -------------------------
                          For the reported year:
                              Current:
                                 Israel                                              5,086                     *35,372
                                 Outside Israel                                                                  1,387
                                                                                    ------                     -------
                                                                                     5,086                      36,759
                                                                                    ------                     -------
                              Deferred, see g. above:
                                 Israel                                              4,006        *7,883         5,495
                                 Outside Israel                                                                      5
                                                                                    ------        ------       -------
                                                                                     4,006         7,883         5,500
                                                                                    ------        ------       -------
                                                                                     9,092        *7,883       *42,259
                          For prior years - current                                  1,500
                                                                                    ------        ------       -------
                                                                                    10,592        *7,883       *42,259
                                                                                    ======        ======       =======
                                 * Reclassified.


                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


                  2) Following is a reconciliation of the "theoretical" tax expense, assuming all income is taxed at the regular rate, as stated in d. above, and the actual tax expense:


                                                           2002                       2001                       2000
                                                 ----------------------     ----------------------       ---------------------
                                                              ADJUSTED                    ADJUSTED                   ADJUSTED
                                                               NIS IN                      NIS IN                     NIS IN
                                                     %        THOUSANDS        %         THOUSANDS         %        THOUSANDS
                                                     -        ---------        -         ---------         -        ---------
Income before taxes on income, as reported
   in the statements of income                      100.0        33,020       100.0          28,908      100.0         104,661
                                                  =======        =======     =======         =======      ======        =======
Theoretical tax on the above amount                  36.0        11,887        36.0          10,407       36.0          37,678
Tax benefits arising from reduced tax rate
   for approved enterprises                          (1.0)         (330)       (1.2)           (354)     (3.6)          (3,810)
                                                  -------        -------     -------         -------      ------        -------
                                                     35.0        11,557        34.8          10,053       32.4          33,868
Increase in taxes resulting from computation
   of deferred taxes at a rate which is
   different from the theoretical rate                                          0.9            249        3.8            3,963
Tax deduction in respect of options
   exercised by employees according to
   section 102 of the Israeli
   Income Tax Ordinance                              (6.2)       (2,037)      (14.5)         (4,202)
Other - net                                          (1.3)         (428)        6.1          *1,783       4.2           *4,428
                                                  -------        -------    -------          -------    -------         -------
Taxes on income for the reported year                27.5         9,092        27.3          *7,883       40.4         *42,259
                                                  =======        =======    =======          =======    =======         =======

                                 * Reclassified.

             I.   TAX ASSESSMENTS

                  The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES:


             A.   AS FOLLOWS:
                                                                        DECEMBER 31, 2002                   DECEMBER 31, 2001
                                                              --------------------------------     --------------------------------
                                                                IN, OR                                IN, OR
                                                               LINKED TO,                           LINKED TO,
                                                                FOREIGN                               FOREIGN
                                                               CURRENCY    LINKED                    CURRENCY    LINKED
                                                               (MAINLY     TO THE                    (MAINLY     TO THE
                                                                DOLLAR)  ISRAELI CPI  UNLINKED        DOLLAR)  ISRAELI CPI  UNLINKED
                                                                -------  -----------  --------        -------  -----------  --------
                                                                  ADJUSTED NIS IN THOUSANDS             ADJUSTED NIS IN THOUSANDS
                                                                  -------------------------             -------------------------
                  Assets:
                     Current assets:
                        Cash and cash equivalents                 3,064                   2,842       3,045                     801
                        Receivables                              52,860                 207,295      40,089                 206,466
                     Investments in associated companies -
                          long-term
                        loans (including current maturities)     47,370       9,507       4,987      47,370       7,874       3,214
                                                                -------     -------     -------     -------     -------     -------
                                                                103,294       9,507     215,124      90,504       7,874     210,481
                                                               ========    ========    ========    ========    ========    ========
                  Liabilities:
                     Current liabilities:
                        Short-term credit from banks             26,906                  85,608      23,685                  96,638
                        Accounts payables and accruals            3,443                 171,502       8,613                 171,662
                     Long-term liabilities (including
                          current maturities):
                        Loans from banks                                      1,142                     378       1,905
                        Notes                                                47,143                              54,157
                        Other liabilities                         2,426                  32,770       2,426                  35,152
                                                               --------    --------    --------    --------    --------    --------
                                                                 32,775      48,285     289,880      35,102      56,062     303,452
                                                               ========    ========    ========    ========    ========    ========

                  As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes
                  - see note 13a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES (CONTINUED):

             B.   DATA REGARDING THE EXCHANGE RATE AND THE ISRAELI CPI:


                                                                  EXCHANGE RATE OF
                                                                     ONE DOLLAR             CPI*
                                                                     ----------            -------
                                                                         NIS               POINTS
                    At end of year:
                        2002                                            4.737              182.0
                        2001                                            4.416              170.9
                        2000                                            4.041              168.5
                        1999                                            4.153              168.5
                    Change in the year:
                        2002                                            7.3%                6.5%
                        2001                                            9.3%                1.4%
                        2000                                           (2.7%)               -,-


* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 - COMMITMENTS AND LIABILITIES SECURED BY PLEDGES:

             A.   IN RESPECT OF INVESTMENT GRANTS

                  Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company, have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt.

                  The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2002, the guarantee amount to adjusted NIS 1,601,000.

             B.   IN RESPECT OF GRANT FROM "THE FUND FOR PREPARATION FOR
                  EXPOSURE"

                  In 1996, an associated company received a grant amounting to adjusted NIS 2,236,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee amounting to adjusted NIS 2,058,000 in favor of the State of Israel.

             C. The Company has provided guarantees amounting to adjusted NIS 2,368,000 in favor of an associated company, in connection with the latter's participation in the Drom Yehuda tender for recycling of waste. If the associated company does not win the tender, the guarantee will become null and void.

             D. A subsidiary has provided a guarantee amounting to adjusted NIS 1,298,000, on behalf of an associated company, in respect of a loan from a bank, received by the company.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 - COMMITMENTS AND LIABILITIES SECURED BY PLEDGES (CONTINUED):

             E. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors and general manager. According to the plan, a remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. As of December 31, 2002, no liability was created in respect of the above plan.

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

              BALANCE SHEETS:


                                                                                                    DECEMBER 31
                                                                                                --------------------
                                                                                                2002            2001
                                                                                                ----            ----
                                                                                                    ADJUSTED NIS
                                                                                                    IN THOUSANDS
                                                                                                    ------------
              A.  RECEIVABLES:
                   1) Trade:
                         Open accounts                                                            129,732        114,702
                         Checks collectible                                                        12,774         11,508
                                                                                                 --------        -------
                                                                                                  142,506        126,210
                                                                                                 ========        =======
                         The item is:
                             Net of allowance for doubtful accounts                                13,794         12,481
                                                                                                 ========        =======
                             Includes associated companies                                         21,487         20,745
                                                                                                 ========        =======
                   2) Other:
                         Employees and employee institutions                                        2,527          2,863
                         Associated companies ( 2002 - including current
                             maturities)                                                          103,899        107,756
                         Prepaid expenses                                                           3,707          4,683
                         Advances to suppliers                                                      7,804          4,904
                         Deferred income taxes, see note 7g                                        11,843         10,018
                         Tax authorities                                                            6,745
                         Interest receivable                                                           21             23
                         Sundry                                                                     6,127          4,799
                                                                                                 --------        -------
                                                                                                  142,673        135,046
                                                                                                 ========        =======
              B.  INVENTORIES:
                   For industrial activities:
                      Finished goods                                                               14,244         33,834
                      Raw materials and supplies                                                   11,236         21,266
                                                                                                 --------       -------
                                                                                                   25,480         55,100
                   For commercial activities - purchased products                                  22,511         24,404
                                                                                                 --------       -------
                                                                                                   47,991         79,504
                   Maintenance and sundry stores                                                   49,902         48,228
                                                                                                 --------       -------
                                                                                                   97,893        127,732
                                                                                                 ========        =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONTINUED):

             C.   CREDIT FROM BANKS:

                  1)   As follows:


                                                                                                   DECEMBER 31
                                                                                                   -----------
                                                                                                2002          2001
                                                                                                ----          ----
                                                                                                  ADJUSTED NIS
                                                                                                  IN THOUSANDS
                                                                                                  ------------
                       Short-term credit                                                       112,514       120,323
                       Current maturities of long-term loans, see note 4a                          758         1,142
                                                                                              --------       -------
                                                                                               113,272       121,465
                                                                                              ========       =======

                  2) Classified by currency of repayment, linkage terms and interest rates, the amounts of short-term credit from banks are as follows:

                                                                     WEIGHTED AVERAGE
                                                                      INTEREST RATE
                                                                      AT DECEMBER 31,              DECEMBER 31
                                                                      ---------------              -----------
                                                                            2002               2002           2001
                                                                            ----               ----           ----
                                                                                                  ADJUSTED NIS
                                                                             %                    IN THOUSANDS
                                                                             -                    ------------
                           Unlinked                                         9.63               85,608         96,638
                           In dollars                                       2.19               26,906         23,685
                                                                                             --------        -------
                                                                                              112,514        120,323
                                                                                             ========        =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONTINUED):

             D.   ACCOUNTS PAYABLE AND ACCRUALS - OTHER:



                                                                                            DECEMBER 31
                                                                                            -----------
                                                                                        2002           2001
                                                                                           ADJUSTED NIS
                                                                                           IN THOUSANDS
                                                                                           ------------
                         Payroll and related expenses                                    33,132        *34,757
                         Institutions                                                    12,245        *12,723
                         Income taxes payable                                                          *11,977
                         Customs and value added tax authorities                          1,365          7,743
                         Associated company                                                 507            559
                         Accrued interest                                                 1,031          1,102
                         Sundry                                                          19,295         16,138
                                                                                       --------        -------
                                                                                         67,575         84,999
                                                                                       ========        =======
             STATEMENTS OF INCOME:

                                                                             2002           2001           **2000
                                                                             ----           ----           ------
                                                                                  ADJUSTED NIS IN THOUSANDS
             E.  SALES - net (1):

                    Industrial activities(2)                                   336,023      338,320         539,768
                    Commercial activities                                      157,013      169,789         267,162
                                                                              --------     --------        --------
                                                                               493,036      508,109         806,930
                                                                              ========     ========        ========
                    (1) Including sales to associated companies                113,437      123,693         119,929
                                                                              ========     ========        ========
                    (2) Including export sales                                  43,968       28,173          23,812
                                                                              ========     ========        ========
             F.  COST OF SALES:
                    Industrial activities:
                        Materials consumed                                     66,689        74,930         134,922
                        Payroll and related expenses                           85,353       100,814         125,810
                        Depreciation                                           22,914        24,672          26,271
                        Other manufacturing costs                              84,123        96,633         142,864
                        Decrease (increase) in inventory of
                           finished goods                                      13,614        (7,593)         (2,070)
                                                                             --------      --------        --------
                                                                              272,693       289,456         427,797
                    Commercial activities - cost of products sold             120,818       125,747         187,080
                                                                             --------      --------        --------
                                                                              393,511       415,203         614,877
                                                                             ========      ========        ========
                    Including purchases from associated
                        Companies                                              31,828        34,655          40,573
                                                                             ========      ========        ========

             *    Reclassified.
             ** In 2000, includes the operations of Hogla-Kimberly Ltd., until March 31, 2000 - see note 2e.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONTINUED):

             G.   SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:


                                                                               2002            2001           *2000
                                                                               ----            ----           -----
                                                                                    ADJUSTED NIS IN THOUSANDS
                                                                                    -------------------------
                    Selling and marketing:
                        Payroll and related expenses                             15,894         18,374          29,358
                        Packaging and shipping                                    6,154          6,320          11,918
                        Advertising                                                                943          12,113
                        Commissions                                               1,736            976           4,392
                        Depreciation                                              1,795          1,525             943
                        Other                                                     5,973          6,389          14,550
                                                                               --------       --------        --------
                                                                                 31,552         34,527          73,274
                                                                               ========       ========        ========

                    Administrative and general:
                        Payroll and related expenses                             34,537         41,285          41,851
                        Office supplies, rent and maintenance                     1,893          2,733           3,779
                        Professional fees                                         1,093          1,270           1,991
                        Depreciation                                              4,202          5,263           6,292
                        Doubtful accounts and bad debts                           1,937            829           1,412
                        Other                                                    10,978          9,552          20,050
                                                                               --------       --------        --------
                                                                                 54,640         60,932          75,375
                        L e s s - rent and participation from
                           associated companies                                  26,101         24,757          24,975
                                                                               --------       --------        --------
                                                                                 28,539         36,175          50,400
                                                                               ========       ========        ========

             * In 2000, includes the operations of Hogla-Kimberly Ltd., until March 31, 2000 - see note 2e.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONTINUED):

             H.   LOSS FROM TERMINATION OF ACTIVITIES AND DISPOSAL OF ASSETS

                  In 2002, the Company terminated operations at some of its sites, as follows:

                  1) At the Molett site in Nahariya, the operation of the old household paper machine was terminated, following the introduction of a new tissue machine by Hogla-Kimberly Ltd., an associated company. Within the framework of this, the old paper machine was sold to a third party (overseas).

                  2) In order to comply with the Ministry of Environment requirements, operations of the old paper machines at the Shafir site in Tel-Aviv were terminated. The termination included dismissal of employees, sale of maintenance stores, sale of the machines to a third party (overseas) and other related costs (including closing inventories).
                       3) The Company sold real estate that it owned in Ashdod. The results of the restricting due to the termination of the operations are as follows:

                                                                      2002
                                                                  ADJUSTED NIS
                                                                  IN THOUSANDS
                  Severance payments                               (2,525)
                  Other expenses, net of sale proceeds             (4,841)
                  Gain on sale of real estate in Ashdod             4,183
                                                                   ------
                                                                   (3,183)
                                                                   ======


                                                                                  2002            2001           **2000
                                                                                  ----            ----           ------
                                                                                       ADJUSTED NIS IN THOUSANDS
                                                                                       -------------------------
             I.   FINANCIAL INCOME (EXPENSES) - NET*:
                    EXPENSES:
                        In respect of long-term loans                                                               445
                        In respect of notes - including amortization
                           Of deferred charges                                       1,397                        4,675
                        Erosion of operating monetary balances,
                           net of related hedges                                     2,474        ***1,625
                        In respect of short-term balances - net
                           (In 2002 -net of  borrowing costs capitalized
                            to cost of fixed assets)                                 1,629                        9,607
                                                                                  --------        --------     --------
                                                                                     5,500        ***1,625       14,727
                                                                                  --------        --------     --------
                  INCOME:
                    In respect of long-term loans - net                              2,269           2,478
                    In respect of notes - including amortization
                        of deferred charges                                                          2,047
                    In respect of increase in value of operating
                        monetary balances, net of related hedges                                               ***5,905
                    In respect of short-term balances - net                                          2,620
                                                                                  --------        --------     --------
                                                                                     2,269        ***7,145     ***5,905
                                                                                  --------        --------     --------
                                                                                    (3,231)       ***5,520    ***(8,822)
                                                                                  ========        ========     ========
             *     Including income in respect of loans to
                    associated companies                                             2,387           2,445          445
                                                                                  ========        ========     ========

             **    In 2000, includes the operations of Hogla-Kimberly, until March 31, 2000 - see note 2e.

             ***   Reclassified.


                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 11 - NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

             A. Par value of shares used in computation of per share data is as follows:

                                                                 NIS
                     Year ended December 31:
                        2002                                       39,557
                                                                  =======
                        2001                                       39,474
                                                                  =======
                        2000                                       39,514
                                                                  =======

             B. In the reported years, plans for granting stock options to employees in the Group were taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

NOTE 12 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES:

             A.   TRANSACTIONS:

                  1)   Income (expenses):

                                                   2002        2001       2000
                                                   ----        ----       ----
                                                     ADJUSTED NIS IN THOUSANDS
                                                     -------------------------
                         Sales                    38,976      38,369     81,567
                                                ========    ========   ========
                         Costs and expenses       (6,532)    (15,548)   (11,630)
                                                ========    ========   ========

The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company's principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.


                  2)   Benefits to interested parties:

                                                               2002           2001            2000
                                                               ----           ----            ----
                         Payroll to an interested
                            party employed by the
                            Company - adjusted NIS
                            in thousands                       *2,163           1,838        **3,876
                                                             ========        ========       ========
                         Remuneration of directors
                             who are not employed
                             by the Company - adjusted
                             NIS in thousands                     351             516            560
                                                             ========        ========       ========
                         Number of people to whom
                             the benefits relate                    9              11             10
                                                             ========        ========       ========


                  *    Subject to the general meeting's approval.
                  ** In 2000, the amount includes special bonus in respect of the establishment of strategic partnerships.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES (CONTINUED):

                  3) Under the 1998 plan for senior officers (see note 6b(1)), throughout 1998-2000, 32,000 options have been allotted to an interested party who is an employee. As stated in note 6b(1), the theoretical fair value of each option was adjusted NIS 78.47 as of the date of approval of the plan in 1998.

                  4) In 2001 and 2000, an interested party employed by the Company exercised 5,334 and 10,666 options, respectively, granted to him under the 1998 plan for senior officers, into 3,263 and 7,476 shares, respectively, of NIS 0.01 par value each, upon payment of their par value.

                  5) As to the remuneration plan of the Company's chairman of the board of directors and general manager - see note 9e.

              B.    BALANCES WITH INTERESTED PARTIES:


                                                                                              DECEMBER 31
                                                                                              -----------
                                                                                          2002           2001
                                                                                          ----           ----
                                                                                             ADJUSTED NIS
                                                                                             IN THOUSANDS
                                                                                             ------------
                     Accounts receivable - commercial activity*                             9,673          6,613
                                                                                          =======        =======
                     Accounts payables and accruals - commercial activity                      95            383
                                                                                          =======        =======

                  * There were no significant changes in the balance during the year.

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

             A.   DERIVATIVE FINANCIAL INSTRUMENTS

                  The Company has only limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts and currency options, to protect its dollar cash flows in respect of existing assets and liabilities. As the counterparties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote. As at December 31, 2002 and 2001, there are not any balances regarding transactions in derivative financial instruments.

             B.   CREDIT RISKS

                  The Group's cash and cash equivalents as of December 31, 2002 are deposited mainly with major Israeli banks or with foreign banks controlled by those Israeli banks. The Group's believes the credit risks in respect of these balances to be remote.

                  Most of the Group's sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED):

             C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of long-term bank loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

                  The Company does not disclose the fair value of long-term loans and capital notes, included under investments in associated companies, aggregating adjusted NIS 61,864,000 (see note 2a) and of a capital note to an associated company in the amount of adjusted NIS 32,770,000 (see note 4c(1)), since their value cannot be reliably determined so long as they have no repayment dates.

NOTE 14 - SEGMENT INFORMATION:

             A.   DATA ON SEGMENT ACTIVITY


                  In 2002, 2001 and 2000, the Company and its subsidiaries has been operating in the following main segments:

                  1) Manufacturing and marketing of paper and paper products (packaging and household paper) including collecting and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw materials.

                  2) Marketing of office supplies and paper, mainly to institutions.

                  Most of the Company's sales are to the local market (Israel).

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 15 - SEGMENT INFORMATION (CONTINUED):

     Data on segment activity:

                                                                                                         ADJUSTMENTS
                                                                                                             TO
                                         PAPER AND RECYCLING           MARKETING OF OFFICE SUPPLIES     CONSOLIDATED       T O T A L
                                         -------------------           ----------------------------     ------------       ---------
                                    2002      2001     2000       2002     2001       2000      2000      2002      2001     2000(1)
                                    ----      ----     ----       ----     ----       ----      ----      ----      ----     -------
                                                                         ADJUSTED NIS IN THOUSANDS
Sales - net(2)                     340,358   342,239  421,683   152,678    165,870  173,824   (18,791)  493,036    508,109   806,930
                                  ========   =======  =======  ========    =======  =======   ========  ========   ========  =======
Income (loss) from ordinary
  operations                        40,552    23,416   35,551    (1,118)    (1,212)   2,104             39,434     22,204    68,379
                                  ========   =======  =======  ========    =======  =======
Financial income (expenses), net                                                                        (3,231)    *5,520   *(8,822)


Other income (expenses)                                                                                 (3,183)     1,184    45,980
                                                                                                      --------   --------   -------
Income before taxes on income                                                                           33,020    *28,908   105,537
                                                                                                     =========  =========   =======
Segment assets (at end of year)    522,307   517,234  530,426    70,567     73,315   82,295            592,874    590,549
Unallocated assets (at end of
  year) (3)                                                                                            545,264    547,609
                                                                                                      --------   --------
Consolidated total assets
  (at end of year)                                                                                   1,138,138  1,138,158
                                                                                                     =========  =========
Segment liabilities
  (at end of year)                  71,748    62,779   93,290    35,622     32,497   36,210            107,370     95,276
Unallocated liabilities
  (at end of year)                                                                                     326,600    356,539
                                                                                                      --------    -------
Consolidated total liabilities
  (at end of year)                                                                                     433,970    451,815
                                                                                                     =========  =========
Depreciation and amortization       26,419    29,281   27,901     2,582      2,482    2,364             29,001     31,763    36,077
                                  ========   =======   ======= ========    =======  =======          =========  =========    ======

                  (1) The amounts presented for 2000 include the results of Hogla-Kimberly for the period ended March 31, 2000, as follows:

      Sales to external customers                              230,214
                                                               =======
      Income from ordinary operations                           30,724
                                                               =======
      Depreciation and amortization                              5,812
                                                               =======

                  (2)  Represents sales to external customers.

                  (3)  Including investments in associated companies.

                                 * Reclassified.

                                 ---------------
                         ------------------------------
                                 ---------------

SCHEDULE


                      AMERICAN ISRAELI PAPER MILLS LIMITED
                Details of Subsidiaries and Associated Companies
                              At December 31, 2002


                                                                                           PERCENTAGE OF DIRECT AND
                                                                                          INDIRECT HOLDING IN SHARES
                                                                                             CONFERRING EQUITY AND
                                                                                                 VOTING RIGHTS
                                                                                          --------------------------
                                                                                                       %
                                                                                                       -
MAIN SUBSIDIARIES:
    Amnir Recycling Industries Limited                                                               100.00
    Graffiti Office Supplies and Paper Marketing Ltd.                                                100.00
    Attar Marketing Office Supplies Ltd.                                                             100.00
    American Israeli Paper Mills Paper Industry (1995) Ltd.                                          100.00

MAIN ASSOCIATED COMPANIES:
    Hogla-Kimberly Ltd.                                                                               49.90
    Subsidiaries of Hogla-Kimberly Ltd.:
       Hogla-Kimberly Marketing Limited                                                               49.90
       Molett Marketing Limited                                                                       49.90
       Shikma Ltd.                                                                                    49.90
       Ovisan Sihhi Bez Sanai Ve Ticavet A.S.                                                         49.90
       Hogla-Kimberly Holdings A.S.                                                                   49.90
       H-K Overseas (Holland) B.V.                                                                    49.90
    Neusiedler Hadera Paper Ltd.                                                                      49.90
    Subsidiaries of Neusiedler Hadera Paper Ltd.:
       Grafinir Paper Marketing Ltd.                                                                  49.90
       Yavnir (1999) Ltd.                                                                             49.90
       Neusiedler Hadera Paper Marketing (1999) Ltd.                                                  49.90
       Mitrani Paper Marketing 2000 (1998) Ltd.                                                       49.90
    Carmel Container Systems Limited                                                                  26.25
    C.D. Packaging Systems Limited*                                                                   63.20
    Barthelemi Holdings Ltd.                                                                          33.91
    T.M.M. Integrated Recycling Industries Ltd.**                                                     39.20


             * C.D. Packaging Systems Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

             ** T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

                           NEUSIEDLER HADERA PAPER LTD
                            (An Israeli Corporation)
                               2002 ANNUAL REPORT


                                TABLE OF CONTENTS


                                                                    PAGE
AUDITORS' REPORT                                                     2
FINANCIAL STATEMENTS - OF THE COMPANY AND
    CONSOLIDATED - IN ADJUSTED NEW ISRAELI SHEKELS (NIS):
    Balance sheets                                                  3-4
    Statements of income (loss)                                      5
    Statements of changes in shareholders' equity                    6
    Statements of cash flows                                        7-10
    Notes to financial statements                                  11-37
APPENDIX - DETAILS OF INVESTEE COMPANIES                             38







                                 ---------------
                            -------------------------
                                 ---------------

                                AUDITORS' REPORT

To the shareholders of
NEUSIEDLER HADERA PAPER LTD


We have  audited  the  financial  statements  of  Neusiedler  Hadera  Paper Ltd.
(hereafter - the Company) and the consolidated financial statements of the Company and its subsidiaries: balance sheets as of December 31, 2002 and 2001 and the related statements of income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of the associated company for the year 2000 (see note 3). The 2000 financial statements of this company were audited by other independent auditors, whose report has been furnished to us, and our opinion on the 2000 financial statements, insofar as it relates to amounts included for that company, is based on the report of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2002 and 2001 and the results of operations, the changes in shareholders' equity and the cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the exchange rate of the U.S. dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Kesselman & Kesselman

Tel-Aviv, Israel
    March 12, 2003

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Ltd.

                           NEUSIEDLER HADERA PAPER LTD
                            (An Israeli Corporation)
                                 BALANCE SHEETS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                          CONSOLIDATED                  THE COMPANY
                                                                          ------------                  -----------
                                                                          DECEMBER 31                   DECEMBER 31
                                                                          -----------                   -----------
                                                          NOTE        2002           2001           2002           2001
                                                          ----        ----           ----           ----           ----
                                                                                        IN THOUSANDS
                                                                      ------------------------------------------------------
                      A S S E T S
CURRENT ASSETS:                                             9
    Cash and cash equivalents                              1l            53,102         30,582         49,359         27,882
    Accounts receivable:                                   11a
       Trade                                                            167,666        166,914          3,041            385
       American Israeli Paper Mills Limited
           and its subsidiaries - net                     1a(3)                                        76,327         31,724
       Subsidiaries                                                                                     9,536         45,746
       Other                                                             13,842        *15,151         14,853        *15,404
    Inventories                                            11b           86,213        100,287         69,875         76,089
                                                                       --------       --------       --------       --------
           T o t a l  current assets                                    320,823        312,934        222,991        197,230
                                                                       --------       --------       --------       --------
INVESTMENT IN INVESTEE
    COMPANIES                                               3                                           8,119          7,691
                                                                                                     --------       --------
FIXED ASSETS:                                               4
    Cost                                                                135,019        119,297        128,515        111,975
    L e s s - accumulated depreciation                                   19,464         12,364         16,887         10,305
                                                                       --------       --------       --------       --------
                                                                        115,555        106,933        111,628        101,670
                                                                       --------       --------       --------       --------
GOODWILL, net of accumulated amortization                3(b)             5,462          6,139
                                                                       --------       --------       --------       --------
           T o t a l  assets                                            441,840        426,006        342,738        306,591
                                                                       ========       ========       ========       ========


                                 * Reclassified.

Date of approval of the financial statements: March 12, 2003


                            /S/ GUNTHER HASSLER
                            -------------------
                              GUNTHER HASSLER
                    CHAIRMAN OF THE BOARD OF DIRECTORS



                            /S/ YAKI YERUSHALMI
                            -------------------
                              YAKI YERUSHALMI
                  VICE CHAIRMAN OF THE BOARD OF DIRECTORS

                           NEUSIEDLER HADERA PAPER LTD
                            (An Israeli Corporation)
                                 BALANCE SHEETS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                         CONSOLIDATED                    THE COMPANY
                                                                      -------------------            -------------------
                                                                          DECEMBER 31                    DECEMBER 31
                                                                          -----------                    -----------
                                                         NOTE         2002           2001            2002           2001
                                                         ----         ----           ----            ----           ----
                                                                                         IN THOUSANDS
                                                                      --------------------------------------------------
         LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:                                       9
    Credit from banks                                     11c         15,869          12,373          15,850           7,868
    Current maturities of long-term
       capital note                                        6          18,948                          18,948
    Accounts payable and accruals:                        11d
       Trade - open accounts                                          82,917          76,380          48,432          46,576
       American Israeli Paper Mills Limited
           and its subsidiaries - net                    1a(3)        59,156          79,492
       Other                                                          21,563          17,711          13,915           9,272
                                                                    --------         -------         -------         -------
           T o t a l  current liabilities                            198,453         185,956          97,145          63,716
                                                                    --------         -------         -------         -------
LONG-TERM LIABILITIES:
    Bank loans                                            5a          77,710          93,697          77,710          93,697
    Capital notes from shareholders (net of
        current maturities)                                6          75,792          94,740          75,792          94,740
    Deferred income taxes                                 8e          21,155            *279          21,174          *2,388
    Excess of losses of subsidiaries
       over the investments therein                        3                                           2,225             770
    Liability for employee rights upon
       Retirement                                          7             142             137             104              83
                                                                    --------         -------        --------         -------
           T o t a l  long-term liabilities                          174,799         188,853         177,005         191,678
                                                                    --------         -------         -------         -------
COMMITMENTS                                               10
                                                                    --------         -------         -------         -------
           T o t a l  liabilities                                    373,252         374,809         274,150         255,394
                                                                    --------         -------         -------         -------
SHAREHOLDERS' EQUITY:
    Share capital (ordinary shares of NIS 1 par
       value: authorized - 38,000 shares;
       issued and paid - 1,000 shares)                                     1               1               1               1
    Capital surplus                                                   46,895          46,895          46,895          46,895
    Retained earnings                                                 21,692           4,301          21,692           4,301
                                                                    --------         -------         -------         -------
                                                                      68,588          51,197          68,588          51,197
                                                                    --------         -------         -------         -------
           T o t a l  liabilities and
              shareholders' equity                                   441,840         426,006         342,738         306,591
                                                                    ========         =======         =======         =======

                                 * Reclassified.

     HE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                           STATEMENTS OF INCOME (LOSS)
               IN ADJUSTED NEW ISRAELI SHEKELS (except share data)


                                                              CONSOLIDATED                             THE COMPANY
                                                    --------------------------------         --------------------------------
                                         NOTE        2002          2001          2000         2002          2001          2000
                                         ----        ----          ----          ----         ----          ----          ----
                                                                      IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                    -------------------------------------------------------------------------
SALES - net                               11e        622,665      603,159       616,896       455,865       430,700       447,097
COST OF SALES                             11f        541,424      556,906       558,607       399,897       410,294       404,089
                                                    --------      -------       -------      --------      --------       -------
GROSS PROFIT                                          81,241       46,253        58,289        55,968        20,406        43,008
                                                    --------      -------       -------      --------      --------       -------
SELLING, MARKETING,
    ADMINISTRATIVE AND
    GENERAL EXPENSES:                     11g
    Selling and marketing                             34,547       33,618        24,656        17,527        17,144        11,204
    Administrative and general                        11,165       10,462         8,520         4,689         4,621         4,678
                                                    --------      -------       -------      --------      --------       -------
                                                      45,712       44,080        33,176        22,216        21,765        15,882
                                                    --------      -------       -------      --------      --------       -------
INCOME (LOSS) FROM ORDINARY
    OPERATIONS                                        35,529        2,173        25,113        33,752        (1,359)       27,126
FINANCIAL EXPENSES - net                  11h          5,661       14,185         4,037         4,748        12,564         4,732
                                                    --------      -------       -------      --------      --------       -------
INCOME (LOSS) BEFORE TAXES
    ON INCOME                                         29,868      (12,012)       21,076        29,004       (13,923)       22,394
TAXES ON INCOME (TAX
    BENEFIT)                               8          12,477       (3,539)        7,038        10,601        (3,569)        7,437
                                                    --------      -------       -------      --------      --------       -------
INCOME (LOSS) AFTER TAXES
    ON INCOME                                         17,391       (8,473)       14,038        18,403       (10,354)       14,957
SHARE IN PROFITS (LOSSES) OF
    INVESTEE COMPANIES, net                3                         (399)         (865)       (1,012)        1,482        (1,784)
                                                    --------      -------       -------      --------      --------       -------
NET INCOME (LOSS) FOR THE
    YEAR                                              17,391       (8,872)       13,173        17,391        (8,872)       13,173
                                                    ========      =======       =======      ========      ========       =======
                                                                                  ADJUSTED NIS
NET INCOME PER NIS 1     OF PAR VALUE
OF  SHARES                                1m          17,391       (8,872)       13,173        17,391        (8,872)       13,173
                                                    ========      =======       =======      ========      ========       =======


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                         SHARE CAPITAL
                                                    -----------------------        CAPITAL        RETAINED
                                                                     AMOUNT        SURPLUS        EARNINGS         TOTAL
                                                    NUMBER OF        ------        -------        --------         -----
                                                      SHARES                             IN THOUSANDS
                                                      ------         -------------------------------------------------------
CHANGES DURING 2000:
    Issuance of share capital                           1,000               1         *46,895                         46,896
    Net income                                                                                         13,173         13,173
                                                      -------         -------        --------        --------       --------
BALANCE AT DECEMBER 31, 2000                            1,000               1          46,895          13,173         60,069
CHANGES DURING 2001 -
    loss                                                                                               (8,872)        (8,872)
                                                      -------         -------        --------        --------       --------
BALANCE AT DECEMBER 31, 2001                            1,000               1          46,895           4,301         51,197
CHANGES DURING 2002 -
    net income                                                                                         17,391         17,391
                                                      -------         -------        --------        --------       --------
BALANCE AT DECEMBER 31, 2002                            1,000               1          46,895          21,692         68,588
                                                      =======         =======        ========        ========       ========


               * Net of adjusted NIS 473,700 - issuance expenses.


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Continued) - 1

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                         IN ADJUSTED NEW ISRAELI SHEKELS


                                                                CONSOLIDATED                             THE COMPANY
                                                       -------------------------------          ------------------------------
                                                       2002          2001         2000          2002         2001         2000
                                                       ----          ----         ----          ----         ----         ----
                                                                        IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                       -----------------------------------------------------------------------
CASH FLOWS FROM OPERATING
    ACTIVITIES:
    Net income (loss) for the year                      17,391      (8,872)         13,173      17,391       (8,872)      13,173
    Adjustments to reconcile net income
       (loss) to net cash provided
       by (used in) operating activities (a)            34,248      59,904         (48,480)     28,959       56,002      (51,244)
                                                       -------     -------        --------    --------      -------      -------
    Net cash provided by (used in) operating
       activities                                       51,639      51,032         (35,307)      46,350       47,130      (38,071)
                                                       -------     -------        --------    --------      -------      -------
CASH FLOWS FROM INVESTING
    ACTIVITIES:
    Acquisition of operations (b)                                                 (142,111)                             (142,111)
    Acquisition of a subsidiary consolidated
       for the first time (c)                                       (2,388)                                  (2,388)
    Purchase of fixed assets                           (17,638)    (13,788)        (23,612)    (17,399)     (12,672)     (22,685)
    Proceeds from sale of fixed assets                     865         109             181         386           21
    Subsidiaries' acquisition of shares                                                                                       (2)
                                                       -------     -------        --------    --------      -------      -------
    Net cash used in investing activities              (16,773)    (16,067)       (165,542)    (17,013)     (15,039)    (164,798)
                                                       -------     -------        --------    --------      -------      -------
CASH FLOWS FROM FINANCING
    ACTIVITIES:
    Issuance of share capital, net of issuance
       costs                                                                        46,896                                46,896
    Long-term bank loans received                                                  104,394                               104,394
    Long-term shareholders' loans received                                          47,370                                47,370
    Discharge of long-term loans                        (7,860)                                 (7,860)
    Short-term credit from banks - net                  (4,486)     (5,687)          3,493                   (5,026)       5,026
                                                       -------     -------        --------    --------      -------      -------
    Net cash provided by (used in) financing
       activities                                      (12,346)     (5,687)        202,153      (7,860)      (5,026)     203,686
                                                       -------     -------        --------    --------      -------      -------
INCREASE IN CASH AND CASH
    EQUIVALENTS                                         22,520      29,278           1,304      21,477       27,065          817
BALANCE OF CASH AND CASH
    EQUIVALENTS AT THE
    BEGINNING OF YEAR                                   30,582       1,304                      27,882          817
                                                       -------     -------        --------    --------      -------      -------
BALANCE OF CASH AND CASH
    EQUIVALENTS AT END OF YEAR                          53,102      30,582           1,304      49,359       27,882          817
                                                       =======     =======        ========    ========      =======      =======

(Continued) - 2

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                           IN ADJUSTED ISRAELI SHEKELS



                                                                CONSOLIDATED                              THE COMPANY
                                                       ------------------------------           -------------------------------
                                                       2002          2001         2000          2002         2001          2000
                                                       ----          ----         ----          ----         ----          ----
                                                                         IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                       ------------------------------------------------------------------------
(A)  ADJUSTMENTS TO RECONCILE NET INCOME
       (LOSS) TO NET CASH PROVIDED BY
        (USED IN) OPERATING ACTIVITIES:
        Income and expenses not
             involving cash flows:
        Share in losses (profits) of
               investee companies, net                                   399           865        1,012        (1,482)       1,784
             Depreciation and amortization               8,737         7,032         5,330        7,014         5,578        4,729
         Deferred income taxes - net                    12,422        (2,746)        6,032       10,701        (2,782)       6,649
             Liability for employee
                rights upon retirement                       5            (6)                        21            (5)
             Capital losses (gains) on
                sale of fixed assets - net                  91           204           (29)          41            (9)
        Erosion of long-term bank loans                   (145)       (2,313)         (516)        (145)       (2,313)        (516)
           Erosion of (linkage differences
                on) long-term loans to
                investee company                                         121           (76)          15           195          (76)
                                                       -------       -------       -------     --------       -------       ------
                                                        21,110         2,691        11,606       18,659          (818)      12,570
                                                       -------       -------       -------     --------       -------       ------
        Changes in operating assets and liabilities:
           Decrease (increase) in accounts receivable:
               Trade                                      (752)       24,528       (95,632)      (2,656)          179        8,631
        American Israeli Paper Mills
                  Limited and its
                  subsidiaries - net                                                            (44,603)      (31,724)
               Subsidiaries                                                                      36,210       112,788     (159,917)
               Other                                     9,763        (1,815)          711        8,636        (2,394)      (4,642)
           Decrease (increase) in   inventories         14,074        66,101       (54,892)       6,214        45,640      (46,282)
           Increase (decrease) in accounts
               payable and accruals:
               Trade                                     6,537        (4,276)       26,251        1,856         6,605       18,109
         American Israeli Paper Mills
         Limited and its
         subsidiaries - net                            (20,336)      (19,990)       79,647                    (70,734)      70,734
               Other                                     3,852        (7,335)      (16,171)       4,643        (3,540)      49,553
                                                       -------       -------       -------     --------       -------       ------
                                                        13,138        57,213       (60,086)      10,300        56,820      (63,814)
                                                       -------       -------       -------     --------       -------       ------
                                                        34,248        59,904       (48,480)      28,959        56,002      (51,244)
                                                       =======       =======       =======     ========       =======       ======

(Continued) - 3

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                           IN ADJUSTED ISRAELI SHEKELS


                                                       CONSOLIDATED  THE COMPANY
                                                       ------------  -----------
                                                                 2000
                                                       -------------------------
                                                             IN THOUSANDS
                                                       -------------------------
(B)      ACQUISITION OF OPERATIONS, SEE NOTE 2 -
         assets and liabilities acquired
         at acquisition date:
         Working capital (excluding cash and
             cash equivalents) - net                      (103,132)    (107,631)
         Investment in an associated company                (3,567)      (3,567)
         Fixed assets                                      (80,529)     (76,632)
         Liability for employee rights
             upon retirement                                    88           88
         Deferred income taxes - net                        (2,341)      (1,739)
                                                           -------     --------
                                                          (189,481)    (189,481)
         Less - amounts unpaid, see supplementary
             information (1) below                          47,370       47,370
                                                           -------     --------
                                                          (142,111)    (142,111)
                                                           =======     ========


                                                                                              CONSOLIDATED
                                                                                              AND THE COMPANY
                                                                                                   2001
                                                                                               IN THOUSANDS
                                                                                              ---------------
(C)   ACQUISITION OF A SUBSIDIARY CONSOLIDATED FOR THE FIRST TIME:
         Fair value of assets and liabilities acquired, at acquisition date:
            Working capital deficiency (excluding cash and cash equivalents) - net                    4,205
            Fixed assets                                                                             (1,328)
            Liability for employee rights upon retirement                                                55
            Deferred income taxes - net                                                              (2,318)
         Investment in the associated company at acquisition date*                                    2,258
         Goodwill arising on acquisition**                                                           (6,643)
                                                                                                    -------
                                                                                                     (3,771)
         Less - amount recorded against debit balance of the former shareholder,
            see supplementary information (3) below                                                   1,383
                                                                                                    -------
                                                                                                     (2,388)
                                                                                                    =======

*  See note 3a(3).

** Including goodwill balance at acquisition date.

(Concluded) - 4

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                            STATEMENTS OF CASH FLOWS
                           IN ADJUSTED ISRAELI SHEKELS


                                                        CONSOLIDATED                             THE COMPANY
                                              --------------------------------         ----------------------------------
                                              2002          2001          2000         2002         2001          2000
                                                                            IN THOUSANDS
SUPPLEMENTAL DISCLOSURES:
    Interest paid                                3,875         5,045        2,989        3,861         5,045        2,989
                                                ======       =======      =======      =======        ======      =======
    Income taxes paid - net                        177           720        4,206                        555        4,035
                                                ======       =======      =======                     ======      =======


SUPPLEMENTARY INFORMATION ON INVESTING AND FINANCING ACTIVITIES NOT INVOLVING CASH FLOWS:

1) The acquisition of operations described in (b) above, was partly (adjusted NIS 47,370) financed by a long-term shareholders' loan. This amount is not included among investing and financing activities in 2000.

2) In July 2001, the long-term shareholders' loans were converted into capital notes. This conversion is not reflected among financing activities.

 3) On April 1, 2001 the Company increased its holdings in the associated company, from 33.3% to 100%. Part of the consideration - adjusted NIS 1,383,000 - which was recorded against debit balance of the former shareholder (which is included among the current account of subsidiaries as of December 31, 2001), is not reflected among investing activities.



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

         The significant accounting policies, applied on a consistent basis, are as follows:

             A.   GENERAL:

                  1)   Incorporation and operations

                       Neusiedler Hadera Paper Ltd. (hereafter - the Company) was incorporated and commenced operations on January 1, 2000. As to acquisition of operations, see note 2. The Company and its subsidiaries (see (3) below), which are detailed in the appendix to the financial statements, are engaged in the production and sale of paper and paper products - mainly in Israel, see also note 14.

                       As to agreements with AIPM (see (3) below), see note 12a(2).

                  2)   Use  of  estimates  in  the   preparation   of  financial
                       statements

                       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at balance sheet date and the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.

                  3)   Definitions:

                       The ultimate parent company - Anglo American Plc.

                       Subsidiaries - companies in which the Company has control as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute), the financial statements of which are included in consolidation.

                       The Group - the Company and its subsidiaries.

                       The associated  company - Miterani  Paper  Marketing 2000
                       (1998) Ltd., see also note 3a(3).

                       Investee companies - subsidiaries and the associated company.

                       Shareholders - Neusiedler AG and American Israeli Paper Mills Limited (hereafter - AIPM) which hold 50.1% and 49.9% of the Company's share capital, respectively.

                       Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

                       Affiliated company - a company in which AIPM holds, directly or indirectly, 20% - 50% of the voting rights and rights to profits.

                       Goodwill - the difference between the cost of investment in an investee company and the Company's share in the fair value of its net underlying assets on date of acquisition.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             B.   ADJUSTED FINANCIAL STATEMENTS:

                  1) The Company and its subsidiaries maintain their accounts in nominal new Israeli shekels ("NIS") and in U.S. dollars ("dollars"). All figures in the financial statements are presented in NIS adjusted for the changes in the exchange rate of the dollar (rather than the changes in the Israeli consumer price index; hereafter - Israeli CPI), since the financial statements of AIPM are adjusted on the same basis.

                       The adjusted NIS data are the product of the data in dollar terms, multiplied by the representative exchange rate of the dollar at December 31, 2002 - $1 = NIS 4.737 (see also note 9b).

                       Condensed nominal Israeli currency data of the Company are presented in note 15.

                  2) Non-monetary balance sheet items have been adjusted on the basis of the changes in the exchange rate of the dollar since the related transactions were carried out. The income statement components relating to these non-monetary balance sheet items have been adjusted on the same basis as the related balance sheet items.

                       The investment in the associated company is accounted for by the equity method and the Company's share in its operating results has been determined based on its financial statements, adjusted on the basis of the changes in the exchange rate of the dollar. Income statement components (except financing) relating to transactions carried out in the reported year - sales, purchases, labour costs, etc. - have been adjusted on the basis of the exchange rates in effect on transaction dates.

                       Financial income and expenses represent such income and expenses in real terms and the erosion of balances of monetary items during the year.

                  3) The amounts of non-monetary items do not necessarily represent realization value or any other economic value, but only their original historical values adjusted on the basis of the changes in the exchange rate of the dollar. In these financial statements, the term "cost" signifies cost in adjusted Israeli currency.

                  4) As for discontinuance of adjusting financial statements commencing 2004, see also n hereafter.

             C.   PRINCIPLES OF CONSOLIDATION:

                  1) The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the subsidiaries is presented in the appendix to the financial statements.

                  2) Intercompany transactions and balances, as well as intercompany profits on sales which have not been realized outside the Group, have been eliminated.

                  3)   As to goodwill, see e(2) below.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             D.   INVENTORIES

                  Raw materials and supplies, finished goods and goods in process, and purchased products are valued at the lower of cost or market (net of processing costs, where appropriate), net deduction of a provision for obsolescence; cost is determined on the moving average basis.

             E.   INVESTMENTS IN INVESTEE COMPANIES:

                  1) The investments in these companies (in the financial statements of the Company) are accounted for by the equity method.

                  2) Goodwill is amortized in equal annual installments, over a period of 10 years, commencing in the year of acquisition.


             F.   FIXED ASSETS:

                  1)   Fixed assets are stated at cost, see also note 2.

                  2) The assets are depreciated by the straight-line method on basis of their estimated useful life.

                       Depreciation periods are as follows:

                                                                    YEARS
                                                                    -----
                        Machinery and equipment          7-20 (mainly 10 and 20)
                        Vehicles                            5-7   (mainly 7)
                        Office furniture and equipment
                            (including computers)          3-17   (mainly 4)


                       Leasehold improvements are amortized by the straight-line method over the expected term of the lease, which is shorter than the estimated useful life of the improvements.

             G.   DEFERRED INCOME TAXES:

                  1) Deferred taxes are computed on the basis of liability method in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 8e.

                       The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reported years, see also note 8e.

                  2) Taxes which would apply in the event of disposal of investments in the investee companies have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realize them.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

             H.   ALLOWANCE FOR DOUBTFUL ACCOUNTS

                  The allowance for doubtful accounts is determined mainly for specific debts doubtful of collection.

             I.   REVENUE RECOGNITION

                  Revenue from sale of products is recognized upon shipment (date of transfer of ownership).

             J.   DERIVATIVES

                  Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets and liabilities.

                  Gains and losses related to derivatives that are hedging firm commitments are deferred, and ultimately recognized in income as part of the measurement of the results of the underlying hedged transactions.

             K.   IMPAIRMENT IN VALUE OF LONG-LIVED ASSETS

                  The company formerly adopted SFAS 121 of the Financial Accounting Standards Board of the United States ("FASB") - "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which related - prior to its amendment in 2002 - to fixed assets and intangibles, including goodwill related to those assets (hereafter - "long-lived assets"). Through December 31, 2002, in accordance with the provisions of the aforementioned standard, the company regularly reviewed, in situations where an event had occurred or circumstances had changed, which might indicate that an impairment had taken place of the long-lived assets used by the company, whether the undiscounted cash flows anticipated from those assets, exceeded the amount at which those assets were included in the accounts; when the aforementioned cash flows did not cover the amount at which the asset was presented in the accounts, it was written down to its fair value, with the resulting impairment loss being reflected in the statement of income. As to the transition to applying Accounting Standard No. 15 of the Israeli Accounting Standards Board, as from January 1, 2003, and the affect thereof on the company, see n hereafter.

             L.   CASH EQUIVALENTS

                  The Group considers all highly liquid investments, which include short-term bank deposits (up to three months from date of deposit) that are not restricted as to withdrawal or use, to be cash equivalents.

             M.   NET INCOME PER NIS 1 OF PAR VALUE OF SHARES

                  Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute.

                  The par value of shares used in computation of per share data is NIS 1,000.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

N.       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

                  1) In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standards Board ("the IASB") - "Impairment of Assets", became effective. This standard which is based on International Accounting standard No.
                       36. requires a periodic assessment - at each balance sheet date - to evaluate the need for a provision for the impairment of the company's non-monetary assets - fixed assets and identifiable intangibles, including goodwill, as well as investments in associated companies. As promulgated by the standard, its provisions are to applied as of January 1, 2003. Pursuant to the provisions of the standard, if any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets, the company is required to evaluate whether the carrying value of the investment in the asset is recoverable from the cash flows anticipated from that asset, and, if necessary, to record an impairment provision up to the amount needed to adjust its carrying amount to its recoverable amount. The impairment loss is carried directly to income.

                       The recoverable amount of an asset is determined as being the greater of the asset's net selling price and its value in use to the company. The asset's value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

                       The company is making the necessary preparations in order to apply this standard commencing with its first interim financial statements in 2003, and is currently reviewing the expected implications, if any, on its financial statements.

                       The company formerly applied the provisions of the U.S. standard dealing with this issue - seek. above - that required an impairment loss to be recognized, only in the event that the undiscounted cash flows from the asset were less than its carrying value. As a result of the transition to the Israeli standard, as above.

                       The Company does not expect the adoption of Accounting Standard No. 15 to have a material effect on its consolidated financial statements.

                  2) In October 2001, the IASB issued Israel Accounting Standard No. 12 - "Discontinuance of Adjusting Financial Statements for inflation", which provided for the discontinuance of adjusted financial statements, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. The adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods.

                       The implementation of Standard No. 12 will mainly effect the financing expenses item.

                       Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13, which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions, which appeared in the above-mentioned clarifications.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 2 - ACQUISITION OF OPERATIONS IN 2000

             Pursuant to an agreement between AIPM and Neusiedler AG, in 2000 the Company and its subsidiaries purchased the activities (assets, liabilities, operations, employees, employee rights and commitments) relating to the field of printing and writing paper, previously performed by several subsidiaries of AIPM. The cost of assets and liabilities purchased as above, was determined based on the amounts presented in the above subsidiaries' financial statements at purchase date.

             In these financial statements, the cost of fixed assets purchased as above, represents the depreciated balance of the relevant fixed assets, as included in the above subsidiaries' financial statements at purchase date.

NOTE 3 - INVESTMENTS IN INVESTEE COMPANIES:
             A.   COMPOSED AS FOLLOWS:
                                                                THE COMPANY
                                                                DECEMBER 31
                                                         2002             2001
                                                       ADJUSTED NIS IN THOUSANDS
                  Shares*:
                       Cost (1)                           4,693           4,693
                       Share in accumulated losses,
                          see also b. below              (1,314)           (302)
                                                         ------         -------
                                                          3,379           4,391
                  Long-term loan granted  (2)             2,515           2,530
                                                         ------         -------
                                                          5,894           6,921
                                                         ======         =======

                  *  See also b. below.


                  The investment is presented in the
                    balance sheets as follows:

                    Among investments                      8,119          7,691
                    Among long-term liabilities           (2,225)          (770)
                                                         -------        -------
                                                           5,894          6,921
                                                         =======        =======

                  (1)  See also note 2.
                  (2) The loan is linked to the Israeli CPI and are interest free. Repayment date has not yet been fixed.
                  (3) On April 1, 2001, the Company increased its holdings in the associated company and reached control and ownership of 100%.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)
                                   ARTICLE I


NOTE 3 - INVESTMENTS IN INVESTEE COMPANIES (CONTINUED):


             B. The difference between the amount of the investments in shares of the investee companies and their equity at balance sheet dates is composed as follows:


                                                                          THE COMPANY
                                                       -------------------------------------------------
                                                          DECEMBER 31, 2002          DECEMBER 31, 2001
                                                       ------------------------   ----------------------
                                                       ORIGINAL     DEPRECIATED   ORIGINAL   DEPRECIATED
                                                        AMOUNT        BALANCE      AMOUNT      BALANCE
                                                        ------        -------      ------      -------
                                                                   ADJUSTED NIS IN THOUSANDS
                                                       -------------------------------------------------
                       Amount attributed to
                          deferred taxes:
                          In respect of
                       carryforward
                            tax losses                                                *1,281      1,195
                          Other                                                          234        225
                       Goodwill                            6,743        5,462          6,743      6,139
                                                         -------      -------        -------    -------
                                                           6,743        5,462          8,258      7,559
                                                         =======      =======        =======    =======


         * Excluding adjusted NIS 803,000 - taken into account in 2000.

             C.   The changes in the investments during 2002 are as follows:



                                                                 THE COMPANY
                                                                ADJUSTED NIS
                                                                IN THOUSANDS

                  Balance at beginning of year                         6,921

                  Changes during the year:

                     Share in undistributed losses, net               (1,012)
                     Erosion of long-term loans                          (15)
                                                                     -------
                  Balance at end of year                               5,894
                                                                     =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 4 - FIXED ASSETS

             Composition of assets, grouped by major classifications, and changes therein during 2002, are as follows:


                                         COST                                 ACCUMULATED DEPRECIATION
                           ----------------------------------------- ------------------------------------------
                                        CHANGES DURING                           CHANGES DURING
                                           THE YEAR                                 THE YEAR                    DEPRECIATED BALANCE
                                       ----------------                         -----------------               -------------------
                           BALANCE AT                    CONSOLI-    BALANCE AT                     BALANCE AT      DECEMBER 31
                           BEGINNING             RETIRE-  DATED END  BEGINNING              RETIRE-    END OF   -------------------
                            OF YEAR   ADDITIONS   MNETS    OF YEAR    OF YEAR   ADDITIONS    MENTS     YEAR      2002        2001
                            -------   ---------   -----    -------    -------   ---------    -----     ----      ----        ----
CONSOLIDATED:
Machinery and equipment      103,546  18,313       981    120,878        9,964      6,800        475    16,289   104,589    93,582
Vehicles                       3,287     267       935      2,619        1,211        587        485     1,313     1,306     2,076
Office furniture
    and equipment
   (including computers)       2,366     258                2,624          477        261                  738     1,886     1,889
Leasehold improvements         3,889      79                3,968          712        412                1,124     2,844     3,177
Payments on account of
   acquisition of
   machinery
   and equipment               6,209  (1,279)               4,930                                                  4,930     6,209
                            --------  ------  --------   --------     --------   --------   --------  --------  --------  --------

                             119,297  17,638     1,916    135,019       12,364      8,060        960    19,464   115,555   106,933
                            ========  ======  ========   ========     ========   ========   ========  ========  ========  ========

THE COMPANY:

Machinery and equipment      101,628   18,273       767    119,134      9,475       6,568       397     15,646   103,488    92,153
Vehicles                         180                 92         88         54          22        35         41        47       126
Office furniture
    and equipment
   (including computers)       1,349      232                1,581        217         143                  360      1221     1,132
Leasehold improvements         2,807                         2,807        559         281                  840     1,967     2,248
Payments on account of
   acquisition of
   machinery
   and equipment               6,011   (1,106)               4,905                                                 4,905     6,011
                            --------  -------  --------   --------   --------     -------  --------   --------  --------  --------

                             111,975   17,399       859    128,515     10,305       7,014       432     16,887   111,628   101,670
                            ========  =======  ========   ========   ========     =======  ========   ========  ========  ========

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 5 - LONG-TERM LOANS:


             A.  BANK LOANS:
                                                             WEIGHTED              CONSOLIDATED AND
                                                              AVERAGE                 THE COMPANY
                                                          INTEREST RATES              DECEMBER 31
                                                          --------------        -----------------------
                                                                                 2002            2001
                                                                                 ----            ----
                                                                                     ADJUSTED NIS
                                                                 %                   IN THOUSANDS
                                                                 -              -----------------------
                 1) Composed as follows:
                       Linked to the dollar                    3.53               68,340         74,915
                       Linked to the Israeli CPI               6.55               25,220         26,650
                                                                                 -------        -------
                                                                                  93,560        101,565
                       Less - current maturities                                  15,850          7,868
                                                                                 -------        -------
                                                                                  77,710         93,697
                                                                                 =======        =======
                 2) The non-current portion of
                        the loans matures as
                        follows:
                        Second year                                               16,028         15,862
                        Third year                                                16,220         16,042
                        Fourth year                                               16,424         16,236
                        Fifth year                                                11,906         16,442
                        Sixth year and thereafter                                 17,132         29,115
                                                                                 -------        -------
                                                                                  77,710         93,697
                                                                                 =======        =======

                  3) As to a "negative pledge agreement" signed by the Company, see note 10c.

             B.  SHAREHOLDERS' LOANS:

                  1) As of December 31, 2000, the loans were dollar-linked and beared 2.5% annual interest.

                  2) In July 2001, the loans were converted into capital notes, see note 6.

NOTE 6 - CAPITAL NOTES

             The capital notes - from shareholders, see also note 5b - are dollar-linked and bear no interest. Repayment date have not been fixed.

             The Company's board of directors decided to pay the shareholders, during 2003, an amount of NIS 18,948,000 in respect of capital notes.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 7 - EMPLOYEE RIGHTS UPON RETIREMENT:

             A. Israeli labor laws and agreements require the payment of severance pay to employees dismissed or retiring in certain other circumstances, computed on the basis of the number of years of service and, generally, the latest pay rate (one month's pay for each year of service) or of a pension upon retirement.

                  To cover the liability for employee rights upon retirement, pursuant to labor agreements currently in force and based on salary components which, in management's opinion, create entitlement to severance pay, deposits are made with various provident funds (including pension funds) or insurance policies in the name of the employees.

                  The severance pay and pension liabilities and the amounts funded as above are not reflected in the financial statements, as the significant pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

                  The liability presented in the balance sheets represents the severance pay liability in respect of temporary employees.

             B. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited with provident funds, pension funds and various insurance policies in respect of permanent employees, and severance payments made in respect of temporary employees, together amount to adjusted NIS 2,547,000, adjusted NIS 2,701,000 and adjusted NIS 2,561,000 in 2002, 2001 and 2000 respectively.

NOTE 8 - TAXES ON INCOME:

             A. MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (hereafter - the inflationary adjustments law)

                  Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The companies in the Group are taxed under this law.

             B.   THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969
                  The Company is an "industrial company" as defined by this law. As such, it is entitled to claim, and has in fact claimed, depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 8 - TAXES ON INCOME (continued):

             C.   REFORM OF THE ISRAELI TAX SYSTEM

                  In 2002, Amendment to the Income Tax Ordinance (No. 132), 2002 (hereafter - the tax reform law) was published. The tax reform law comprehensively reforms certain parts of the Israeli tax system. The tax reform law comes into effect on January 1, 2003, although certain provisions therein will only be applied from later dates. In accordance with the provisions of the tax reform law, as from January 1, 2003, capital gains will be taxed at a reduced rate of 25%, instead of the regular rate of 36% at which they were taxed until the aforementioned date; with regard to the sale of assets acquired prior to January 1, 2003, the reduced tax rate will be applicable only for the gain allocated to capital gains earned after the implementation of that law, which will be calculated, as prescribed by the tax reform law. Furthermore, the tax reform law stipulates, that carryforward capital losses, may be utilized against capital gains, without any time restriction (the time limitation for the utilization has been removed in respect of capital losses which arose in the tax year 1996 and thereafter). The tax reform law also includes an arrangement to allow the set off of capital losses from the sale of overseas assets against capital gains in Israel.

             D    CARRYFORWARD TAX LOSSES

                  As of December 31, 2002, carryforward tax losses of the Group and the Company are adjusted NIS 42,228,000. Under the inflationary adjustments law, the carryforward losses are linked to the Israeli CPI.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 8 - TAXES ON INCOME (continued):


             E.   DEFERRED INCOME TAXES:

                  1) Composition of the deferred taxes, and the changes therein during 2002 and 2001, are as follows:


                                                                              PROVISIONS FOR
                                                                              EMPLOYEE RIGHTS
                                                                          ------------------------
                                                                                                                 IN
                                                                                        VACATION    ALLOWANCE  RESPECT
                                                                                            &         FOR      OF CARRY
                                          DEPRECIABLEFIXED                SEVEREANCE    RECREATION  DOUBTFUL   FORWARD
                                               ASSETS       INVENTORIES      PAY           PAY      ACCOUNTS  TAX LOSSES    TOTAL
                                          ----------------  -----------   ----------    ----------  --------  ----------    -----
                                                                               ADJUSTED NIS IN THOUSANDS
                                          ---------------------------------------------------------------------------------------
     CONSOLIDATED:
     Balance at December 31, 2000             (7,281)             630           31       2,038         891                (3,691)
     Changes in 2001:
         Amounts carried to income           (13,141)          (2,122)          (2)       (336)        342    18,005       2,746
         Addition of deferred taxes in
            respect of a company
            consolidated for the
            first time                                                          19          62         153     2,084       2,318
                                             -------          -------      -------     -------     -------   -------     -------
     Balance at December 31, 2001            (20,422)          (1,492)          48       1,764       1,386    20,089       1,373
     Changes in 2002 -
         amounts carried to income            (8,885)           1,378            4        (245)        213    (4,887)    (12,422)
                                             -------          -------      -------     -------     -------   -------     -------
     Balance at December 31, 2002            (29,307)            (114)          52       1,519       1,599    15,202     (11,049)
                                             =======          =======      =======     =======     =======   =======     =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 8 - TAXES ON INCOME (continued):

             E.   DEFERRED INCOME TAXES (continued):


                                                                          PROVISIONS FOR EMPLOYEE RIGHTS
                                                                          ------------------------------
                                                                                                          IN RESPECT OF
                                           DEPRECIABLEFIXED                 SEVERANCE       VACATION &    CARRY-FORWARD
                                                ASSETS        INVENTORIES     PAY          RECREATION PAY   TAX LOSSES        TOTAL
                                           ----------------   -----------   ---------      --------------   ----------        -----
                                                                             ADJUSTED NIS IN THOUSANDS
                                           ----------------------------------------------------------------------------------------
     THE COMPANY:
        Balance at December 31, 2000           (7,281)             568             31         1,773                        (4,909)
        Changes in 2001 -
           amounts carried to income          (13,141)          (1,772)            (2)         (308)          18,005        2,782
                                              -------          -------        -------       -------          -------      -------
        Balance at December 31, 2001          (20,422)          (1,204)            29          1,465          18,005       (2,127)
        Changes in 2002 -
           amounts carried to income           (8,885)           1,162              8          (183)          (2,803)     (10,701)
                                              -------          -------        -------       -------          -------      -------
        Balance at December 31, 2002          (29,307)             (42)            37         1,282           15,202      (12,828)
                                              =======          =======        =======       =======          =======      =======


        The deferred taxes are computed at the rate of 36%.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)



NOTE 8 - TAXES ON INCOME (continued):


             E.   DEFERRED INCOME TAXES (continued):


                  2) Deferred taxes are presented in the balance sheets, as follows:


                                                            CONSOLIDATED                                  THE COMPANY
                                            --------------------------------------------  ------------------------------------------
                                                AMONG            AS A                         AMONG           AS A
                                               CURRENT       NON-CURRENT                     CURRENT      NON-CURRENT
                                              ASSETS (1)    LIABILITY (2)      TOTAL       ASSETS (1)    LIABILITY (2)       TOTAL
                                            --------------  --------------  ------------  -------------  --------------  -----------
                                                     ADJUSTED NIS IN THOUSANDS                     ADJUSTED NIS IN THOUSANDS
                                            --------------------------------------------  ------------------------------------------
   Balance at December 31, 2000                   3,558            (7,249)      (3,691)         2,341           (7,250)      (4,909)
   Changes in 2001                              *(1,906)           *6,970        5,064        *(2,080)          *4,862        2,782
                                                 ------            ------       ------         ------           ------       ------
   Balance at December 31, 2001                   1,652              (279)       1,373            261           (2,388)      (2,127)
   Changes in 2002                                8,454           (20,876)     (12,422)         8,085          (18,786)     (10,701)
                                                 ------            ------       ------         ------           ------       ------
   Balance at December 31, 2002                  10,106           (21,155)     (11,049)         8,346          (21,174)     (12,828)
                                                 ======            ======       ======         ======           ======       ======

                                 * Reclassified.

                  (1) In respect of inventories, allowance for doubtful accounts, carryforward tax losses, vacation and recreation pay.

                  (2) In respect of depreciable fixed assets, severance pay and carryforward tax losses.

                  (3)  The deferred taxes are computed at the rate of 36%.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)




NOTE 8 - TAXES ON INCOME (continued):

             F.   TAXES ON INCOME INCLUDED IN THE STATEMENTS OF INCOME (LOSS):

                  1)   As follows:


                                                            CONSOLIDATED                         THE COMPANY
                                                    ----------------------------        ----------------------------
                                                    2002        2001        2000        2002        2001        2000
                                                    ----        ----        ----        ----        ----        ----
                                                                        ADJUSTED NIS IN THOUSANDS
                                                    ----------------------------------------------------------------
                      For the reported  year:
                               Current           55                      1,006       (100)                    788
                      Deferred, see d.
                               above             11,056      (1,904)     6,032       10,701       (1,940)     6,649
                                                 -------     -------     -------     ------       -------     ------
                                                 11,111      (1,904)     7,038       10,601       (1,940)     7,437
                      For previous years:
                               Current                       (793)                                (787)
                               Deferred          1,366       (842)                                (842)
                                                 -------     -------     -------     ------       -------     ------
                                                 12,477      (3,539)     7,038       10,601       (3,569)     7,437
                                                 =======     =======     =======     ======       =======     ======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 8 - TAXES ON INCOME (continued):

             F. TAXES ON INCOME INCLUDED IN THE STATEMENTS OF INCOME (LOSS) (continued):

                  2) Following is a reconciliation of the theoretical tax amount, assuming all income (loss) is taxed at the regular rate, and the actual tax amount:


                                           CONSOLIDATED                                                 THE COMPANY
                             --------------------------------------------------     -----------------------------------------------
                                 2002              2001               2000             2002             2001              2000
                             --------------     --------------     -------------    -------------    ------------      ------------
                                  ADJUSTED            ADJUSTED          ADJUSTED        ADJUSTED         ADJUSTED          ADJUSTED
                                   NIS                  NIS               NIS             NIS              NIS               NIS
                                   IN                   IN                IN              IN               IN                IN
                             %    THOUSANDS     %     THOUSANDS    %    THOUSANDS   %   THOUSANDS    %   THOUSANDS     %  THOUSANDS
                             -    ---------     -     ---------    -    ---------   -   ---------    -   ---------     -   ---------
Income (loss) before
 taxes on income, as
 reported  in the
 statements of
 income (loss)                100.0    29,868  (100.0)  (12,012) 100.0   21,076   100.0   29,004  (100.0) (13,923)  100.0  22,394
                             ======   =======  ======   =======  =====   =====    ====   ======   ======  =======  =====   ======

Theoretical tax
 tax benefit)
 on the above amount           36.0    10,752  (36.0)    (4,324)  36.0    7,587    36.0   10,441   (36.0)  (5,013)  36.0    8,061
Changes in taxes
 resulting from:
  Differences between
   Israeli CPI adjusted
   tax returnsand
   dollar-adjusted
   financial statements -
   net (see a. above)          0.7       201    20.0     2,394   (4.5)    (949)    0.3       85    22.0    3,001   (3.8)     (852)
  Disallowable deductions                                        1.2      262                                       0.7       168
  Other - net                  0.5       158     0.1        26    0.7      138     0.2       75     0.1       72    0.3        60
                             ------   -------  ------   -------  -----   -----    ----   ------   ------  -------  -----    ------
Taxes on income
 (tax benefit) for
  the reported year           37.2    11,111   (15.9)   (1,904)  33.4    7,038    36.5   10,601   (13.9)  (1,940)  33.2     7,437
                             ======   =======  ======   =======  =====   =====    ====   ======   ======  =======  =====    ======


             G.   TAX ASSESSMENTS

                 The Company and its subsidiaries have not been
                   assessed for purposes since incorporation.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                   NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - LINKAGE TERMS OF MONETARY BALANCES:

             A.   AS FOLLOWS:


                                                          C O N S O L I D A T E D                       T H E  C O M P A N Y
                                                 ---------------------------------------       ------------------------------------
                                                      D E C E M B E R  3 1 , 2 0 0 2               D E C E M B E R  3 1 , 2 0 0 2
                                                 ---------------------------------------       ------------------------------------
                                                    IN, OR                                       IN, OR
                                                    LINKED                                       LINKED
                                                  TO, FOREIGN      LINKED                      TO, FOREIGN    LINKED
                                                   CURRENCY        TO THE                       CURRENCY      TO THE
                                                  MAINLY THE       ISRAELI                     MAINLY THE     ISRAELI
                                                    DOLLAR          CPI         UNLINKED         DOLLAR        CPI         UNLINKED
                                                  ----------       -------      --------      -----------     -------      --------
                                                        ADJUSTED NIS IN THOUSANDS                   ADJUSTED NIS IN THOUSANDS
 Assets:
     Current assets:
        Cash and cash equivalents                      34,329                     18,773        30,899                       18,460
        Accounts receivable:
            Trade                                      39,582                    128,084                                      3,041
 American Israeli Paper Mills Limited and its
               subsidiaries - net                                                                                            76,327
            Subsidiaries                                                                                                      9,536
            Other                                       1,549                      1,154         1,208                        4,541
        Long-term loan to subsidiary                                                                            2,515
                                                      -------                    -------       -------        -------       -------
                                                       75,460                    148,011        32,107          2,515       111,905
                                                      =======                    =======       =======        =======       =======
 Liabilities:
     Current liabilities:
        Credit from banks 19 Accounts payable
        and accruals:
            Trade                                      60,558                     22,359        34,230                       14,202
 American Israeli Paper Mills Limited and its
               subsidiaries - net                                                 59,156
            Other                                       1,421                     14,699         1,421                       12,494
     Long-term liabilities:
        Bank loans (including current maturities)      68,340        25,220                     68,340         25,220
        Capital notes from shareholders
        (including current maturities)                 94,740                                   94,740
                                                      -------       -------      -------       -------        -------       -------
                                                      225,059        25,220       96,233       198,731         25,220        26,696
                                                      =======       =======      =======       =======        =======       =======

 As to derivative financial instruments, see note 13.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 9 - LINKAGE TERMS OF MONETARY BALANCES (CONTINUED):

             B.   DATA REGARDING THE EXCHANGE RATE AND THE ISRAELI CPI:


                                                                  EXCHANGE RATE OF
                                                                     ONE DOLLAR           CPI*
                                                                     ----------           ----
                    At end of year:
                        2002                                          NIS 4.437        182.01 points
                        2001                                          NIS 4.416        170.91 points
                        2000                                          NIS 4.041        168.53 points
                        1999                                          NIS 4.153        168.53 points
                    Increase (decrease) during the year:
                        2002                                            7.3%                6.5%
                        2001                                            9.3%                1.4%
                        2000                                           (2.7 )%              -,-

* Based on the index for the month ending on each balance sheet date, on the basis of the 1993 average = 100.

NOTE 10 - COMMITMENTS:

             A. The subsidiaries entered into operating lease agreements for the buildings they use. The agreements are for periods ending through 2008. The projected annual rental payments for the next five years, based on rates in effect as of December 31, 2002, approximate adjusted NIS 7,820,000.

             B.   As to a lease agreement relating to the Company, see note
                  12a(2).

             C. To secure bank loans and credits (the balance of which at December 31, 2002 is adjusted NIS 93,560,000), the Company signed a "negative pledge agreement," under which it is committed not to pledge its assets (of all kinds), excluding fixed pledges relating to assets financed by others.

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

              BALANCE SHEETS:

             A.   ACCOUNTS RECEIVABLE:


                                                                             CONSOLIDATED               THE COMPANY
                                                                              DECEMBER 31               DECEMBER 31
                                                                              -----------               -----------
                                                                          2002          2001         2002         2001
                                                                          ----          ----         ----         ----
                                                                                   ADJUSTED NIS IN THOUSANDS
                                                                          --------------------------------------------
                  1)   Trade:

                                Composed as follows:
                                Open accounts                             128,815       133,428        3,041         385
                                Cheques receivable                         38,851        33,486
                                                                          -------      --------      -------     -------
                                                                          167,666       166,914        3,041         385
                                                                          =======      ========      =======     =======
                                The item includes (is net of):
                              Neusiedler AG, see note 1a(3)                36,996        40,430
                                                                          =======      ========
                              Affiliated company                            3,041           385        3,041         385
                                                                          =======      ========      =======     =======
                              Allowance for doubtful accounts              (4,442)       (3,850)
                                                                          =======      ========

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):



                                                                             CONSOLIDATED               THE COMPANY
                                                                              DECEMBER 31               DECEMBER 31
                                                                              -----------               -----------
                                                                           2002         2001         2002        2001
                                                                           ----         ----         ----        ----
                                                                                   ADJUSTED NIS IN THOUSANDS
                                                                           ------------------------------------------
                  2)   Other:
                                 Institutions                                  775        4,779           393       4,473
                                 Customs and value added tax
                                          (VAT) authorities*                                            3,997       4,177
                                 Prepaid expenses                              545        5,036           270       3,532
                                 Advances to suppliers                         488        1,620           488       1,615
                                 Amounts accrued in respect of
                                 forward transactions, see
                                 note 13c                                      546          408           546         408
                                 Deferred income taxes, see note 8e         10,106      **1,652         8,346       **261
                                 Sundry                                      1,382        1,656           813         938
                                                                           -------      -------       -------     -------
                                                                            13,842       15,151        14,853      15,404
                                                                           =======      =======       =======     =======

                  * Consolidated VAT returns are filed by the Group.

                  ** Reclassified.

             B.   INVENTORIES:

                         For industrial activities:
                            Finished goods and goods in process             41,449       59,260       39,549       52,215
                            Raw materials and supplies                      30,326       23,874       30,326       23,874
                                                                           -------      -------      -------      -------
                                                                            71,775       83,134       69,875       76,089
                         For commercial activities - purchased products     14,438       17,153
                                                                           -------      -------      -------      -------
                                                                            86,213      100,287       69,875       76,089
                                                                           =======      =======      =======      =======
                    The item is net of provision for obsolescence            1,487        2,894        1,018        1,729
                                                                           =======      =======      =======      =======

             C.   CREDIT FROM BANKS

                  Composed as follows:

                         Short-term credit                                      19        4,505
                    Current maturities of long-term loans, see note 5a      15,850        7,868       15,850        7,868
                                                                           -------      -------      -------      -------
                                                                            15,869       12,373       15,850        7,868
                                                                           =======      =======      =======      =======
                    Unutilized credit lines                                 94,940       94,840       94,740       94,740
                                                                           =======      =======      =======      =======


In 2002 and 2001, the Company and its subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 94,940,000. Under the terms of the agreement, the credit facility has no time limit.

* The credit is unlinked and bears 9.5% annual interest as of December 31, 2002.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

             D.   ACCOUNTS PAYABLE AND ACCRUALS:

                  1)   Trade:


                                                                              CONSOLIDATED                  THE COMPANY
                                                                              ------------                  -----------
                                                                              DECEMBER 31                  DECEMBER 31,
                                                                              -----------                  ------------
                                                                           2002         2001            2002          2001
                                                                           ----         ----            ----          ----
                                                                                     ADJUSTED NIS IN THOUSANDS
                                                                           --------------------------------------------------
                        The item includes:
                           Neusiedler AG, see
                           note 1a (3)                                         1,625       2,718              602       1,204
                                                                             =======    ========          =======     =======
                           Affiliated company                                  4,265       4,525
                                                                             =======    ========


                 2)  Other:

                        Payroll and related expenses                          1,724          920        1,667          694
                        Provision for vacation and recreation pay             4,216        4,896        3,563        4,067
                        Customs and value added tax (VAT)
                           authorities*                                       1,090          756
                        Interest payable                                      3,695        2,336        3,695        2,336
                        Advances from customers                               5,443        6,594
                        Neusiedler AG, see note 1a (3)                        2,056          218        2,056          218
                        Sundry                                                3,339        1,991        2,934        1,957
                                                                            -------     --------      -------      -------
                                                                             21,563       17,711       13,915        9,272
                                                                            =======     ========      =======      =======
                 * Consolidated VAT returns are filed by the Group.

              STATEMENTS OF INCOME (LOSS):

                                                                CONSOLIDATED                        THE COMPANY
                                                        ----------------------------        ----------------------------
                                                        2002        2001        2000        2002        2001        2000
                                                        ----        ----        ----        ----        ----        ----
                                                                           ADJUSTED NIS IN THOUSANDS
                                                        --------------------------------------------------------------------
             E.   SALES - net (1):
                    Industrial activities (2)            458,874     439,229     434,971     455,865     430,700    447,097
                    Commercial activities                163,791     163,930     181,925
                                                         -------     -------     -------     -------     -------    -------
                                                         622,665     603,159     616,896     455,865     430,700    447,097
                                                         =======     =======     =======     =======     =======    =======
                   (1) Including sales to:
                        Investee companies                            15,135      40,497     455,865     430,700    447,097
                                                                     =======     =======     =======     =======    =======
                        Shareholders and its
                           subsidiaries                  167,418     129,287      62,931
                                                         =======     =======     =======
                        Affiliated company                   900       1,383       1,671
                                                         =======     =======     =======
                   (2) Including export, see
                        note 14                          161,462     136,364      59,555
                                                         =======     =======     =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                 CONSOLIDATED                          THE COMPANY
                                                        -----------------------------         ------------------------------
                                                        2002        2001         2000         2002         2001         2000
                                                        ----        ----         ----         ----         ----         ----
                                                                             ADJUSTED NIS IN THOUSANDS
                                                        --------------------------------------------------------------------
             F.   COST OF SALES :
                      Industrial activities:
                        Materials consumed               271,596     274,044     311,140        271,596     274,044   311,140
                        Payroll and related
                           expenses                       34,845      38,407      41,103         34,845      38,407    41,103
                        Energy costs                      39,526      37,142      39,326         39,526      37,142    39,326
                        Depreciation                       6,992       5,551       4,699          6,992       5,551     4,699
                        Other manufacturing
                           costs and expenses
                           (including rent)               35,830      39,798      43,353         34,272      38,132    41,772
                        Decrease (increase) in
                        inventories of finished
                        goods and goods in process
                        (2000 - as from acquisition
                          of operations date, see
                           note 2)                        20,526     *33,230     (35,187)        12,666     *17,018   (33,951)
                                                         -------     -------     -------       --------     -------    ------
                                                         409,315     428,172     404,434        399,897     410,294   404,089
                      Commercial activities -
                          cost of products
                          sold                           132,109     128,734     154,173
                                                         -------     -------     -------       --------     -------    ------
                                                         541,424     556,906     558,607        399,897     410,294   404,089
                                                         =======     =======     =======       ========     =======    ======


* After deduction of adjusted NIS 9,330,000 - amounts refunded from insurance companies.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):


                                                                CONSOLIDATED                       THE COMPANY
                                                        ----------------------------        ---------------------------
                                                        2002        2001        2000        2002        2001       2000
                                                        ----        ----        ----        ----        ----       ----
                                                                          ADJUSTED NIS IN THOUSANDS
                                                        ---------------------------------------------------------------
             G.   SELLING, MARKETING,
                       ADMINISTRATIVE AND
                       GENERAL EXPENSES:
                       Selling and marketing:
                          Payroll and related
                             expenses                    12,534      13,837      13,709       5,874       5,418       6,631
                          Packaging and
                             shipping                    15,945      12,666       4,637      10,189      10,625       3,325
                          Office and warehouse
                             rent and
                             maintenance                  2,387       3,120       3,022
                          Equipment and vehicle
                             maintenance                  1,544       2,269       1,739         341         373         388
                          Advertising                       166         265         511         125         157         407
                          Commissions                       190         322         355         190         322         355
                          Subsistence,
                             entertainment and
                             and travel                     336         166                     336         166
                          Depreciation                      952         853         566          22          27          30
                          Other                             493         120         117         450          56          68
                                                        -------     -------     -------     -------      ------       -----
                                                         34,547      33,618      24,656      17,527      17,144      11,204
                                                        =======     =======     =======     =======      ======       =====
                       Administrative and
                          general:
                          Payroll and related
                             expenses                     3,581       4,155       3,624       2,260       2,297       2,577
                          Office supplies, rent
                             and maintenance              2,530       1,994       1,525         687         681         630
                          Professional fees and
                             management fee               2,409       2,368       1,856       1,676       1,633       1,406
                          Depreciation and
                             amortization                   793         628          65
                          Doubtful accounts and
                             bad debts                    1,596       1,033       1,351
                          Other                             256         284          99          66          10          65
                                                        -------     -------     -------     -------      ------       -----
                                                         11,165      10,462       8,520       4,689       4,621       4,678
                                                        =======     =======     =======     =======      ======       =====

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)


NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):



                                                                CONSOLIDATED                       THE COMPANY
                                                        ----------------------------        ---------------------------
                                                        2002        2001        2000        2002        2001       2000
                                                        ----        ----        ----        ----        ----       ----
                                                                          ADJUSTED NIS IN THOUSANDS
                                                        ---------------------------------------------------------------
            G.   FINANCIAL INCOME (EXPENSES)
                     - NET:
                     Expenses:
                        In respect of long-term
                           loans net of hedges            4,552       6,243       3,974       4,552       6,243       3,974
                        In respect of related
                           parties                                                2,245         621       7,688       3,401
                        Erosion of operating
                           monetary balances              5,258       9,332       1,828       1,464
                        In respect of interest and
                           exchange differences
                           on customers
                           balances' - net                1,241         947
                        In respect of short-term
                           balances - net                             1,355       2,795                     815       2,297
                        Other                                           292         182                     201         176
                                                        -------     -------     -------     -------     -------      ------
                                                        (11,051)    (18,169)    (11,024)     (6,637)    (14,947)     (9,848)
                                                        -------     -------     -------     -------     -------      ------
                     Income:
                        In respect of increase in
                           value of cash
                           balances relating to
                           operating activity                                                             2,383         606
                        In respect of interested
                           parties                        4,026       3,984
                        Hedges                              545                   4,510         545                   4,510
                        In respect of interest and
                           exchange differences
                           on customers
                           balances' - net                                        2,477
                        In respect of short-term
                           balances - net                   512                               1,028
                        Other                               307                                 316
                                                        -------     -------     -------     -------     -------      ------
                                                          5,390       3,984       6,987       1,889       2,383       5,116
                                                        -------     -------     -------     -------     -------      ------
                                                         (5,661)    (14,185)     (4,037)     (4,748)    (12,564)     (4,732)
                                                        =======     =======     =======     =======     =======      ======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 12 - "INTERESTED PARTIES" - TRANSACTIONS AND BALANCES:

             A.   TRANSACTIONS - EXPENSES (INCOME):


                  1)   As follows:

                                                     CONSOLIDATED                              THE COMPANY
                                          ----------------------------------         --------------------------------
                                          2002           2001           2000         2002          2001         2000
                                                                  ADJUSTED NIS IN THOUSANDS
                                          ---------------------------------------------------------------------------
           Sales                           (168,320)    (130,670)      (64,603)
                                            =======      =======       =======
           Costs and expenses                77,616       85,536        92,769         71,628         79,392      88,611
                                            =======      =======       =======         ======        =======      ======
           Financial - net                   (4,026)      (3,984)        2,245           (322)         3,425       3,600
                                            =======        =======        =======      ======        =======      ======

                  2) The Company leases its premises from AIPM and uses services (including electricity, water, maintenance and professional services) rendered under agreements which are renewed every year. The expenses in respect of the above agreements are presented in (1) above.

                  3)   As to acquisition of operations in 2000, see note 2.

                  4) The transactions as above represent transactions carried out in the ordinary course of business, at terms and prices as with non-affiliated customers and suppliers.

             B.   BALANCES WITH INTERESTED PARTIES:

                                                                         CONSOLIDATED                  THE COMPANY
                                                                          DECEMBER 31                  DECEMBER 31
                                                                          -----------                  -----------
                                                                      2002           2001          2002           2001
                                                                      ----           ----          ----           ----
                                                                                  ADJUSTED NIS IN THOUSANDS
                                                                      ------------------------------------------------
                     Current assets - accounts
                         receivable                                    40,037         40,815        79,368         32,109
                                                                      =======        =======       =======        =======
                     Current liabilities - accounts
                         payable and accruals                          67,694        *88,137         3,250         *2,606
                                                                      =======        =======       =======        =======
                     Capital notes and current maturities
                         of long-term capital notes                    94,740         94,740        94,740         94,740
                                                                      =======        =======       =======        =======


                                 * Reclassified.

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 13 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:


             A.   DERIVATIVE FINANCIAL INSTRUMENTS

                  The Company has only limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts to protect its dollar cash flows in respect of existing assets and liabilities.

             B.   CREDIT RISKS

                  The Group's cash and cash equivalents are deposited mainly with major Israeli banks. Most of the Group's sales are made in Israel and Europe, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its debtors and requires collaterals when appropriate. An appropriate allowance for doubtful accounts is included in the financial statements.

             C.   FAIR VALUE OF FINANCIAL INSTRUMENTS

                  The financial instruments of the Group consist mainly of non-derivative assets and liabilities (which include working capital items, long-term loans to investee companies, long-term loans received and capital notes) and of some derivatives (see a. above). In view of their nature, the fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of the long-term loans also approximates the carrying value, since they bear interest at rates close to the prevailing market rates. The Company does not disclose the fair value of capital notes from shareholders, included under current liabilities and long-term liabilities aggregating adjusted NIS 94,740 in thousands (see note 6), since their value cannot be reliably determined prior to determining their repayment dates.

                  The fair value and the carrying value of derivatives at December 31, 2002 and 2001 is approximately adjusted NIS 546,000 and adjusted NIS 408,000, respectively, and generally reflects the estimated amounts that the Group would receive or pay to terminate the contracts at the reporting dates.

NOTE 14 - BUSINESS AND GEOGRAPHICAL SEGMENTS

             Following are data regarding the distribution of the Group's consolidated sales by geographical market, regardless of where the goods were produced:

                                     2002           2001            2000
                                                ADJUSTED NIS
                                ---------------------------------------------
                                                IN THOUSANDS
                Europe              139,996         118,998         47,232
                Israel              461,203         466,795        557,341
                Other                21,466          17,366         12,323
                                   --------        --------       --------
                                    622,665         603,159        616,896
                                    =======         =======        =======

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15 - NOMINAL DATA OF THE COMPANY:

             A.   BALANCE SHEET DATA:


                                                                                                 NOMINAL NIS
                                                                                                IN THOUSANDS
                                                                                        -----------------------------
                                                                                                 DECEMBER 31
                                                                                        -----------------------------
                                                                                              2002            2001
                                                                                              ----            ----
                                               A S S E T S
                    Current assets:
                        Cash and cash equivalents                                             49,359         25,993
                        Accounts receivable:
                           Trade                                                               3,041            359
                           American Israeli Paper Mills Limited and its
                               subsidiaries - net                                             76,327         29,574
                           Subsidiaries                                                        9,536         42,646
                           Other                                                               6,454         14,113
                        Inventories                                                           69,751         68,185
                                                                                            --------       --------
                                                                                             214,468        180,870
                                                                                            --------       --------
                    Investments in investee companies                                          7,252          6,052
                                                                                            --------       --------
                    Fixed assets:
                        Cost                                                                 114,341         98,001
                        L e s s - accumulated depreciation                                    14,853          9,009
                                                                                            --------       --------
                                                                                              99,488         88,992
                                                                                            --------       --------
                                                                                             321,208        275,914
                                                                                            ========       ========
                                  LIABILITIES AND SHAREHOLDERS' EQUITY
                    Current liabilities:
                        Credit from banks                                                     15,850          7,335
                        Current maturities of long-term capital loans                         18,948
                        Accounts payable and accruals:
                           Trade                                                              48,432         43,420
                           Other                                                              13,915          8,644
                                                                                            --------       --------
                                                                                              97,145         59,399
                                                                                            --------       --------
                    Long-term liabilities:
                        Bank loans                                                            77,710         87,348
                        Capital notes from shareholders (net of
                           current maturities)                                                75,792         88,320
                        Excess of losses of subsidiaries over the
                           investments therein                                                 4,325          2,884
                        Liability for employee rights upon retirement                            104             77
                                                                                            --------       --------
                                                                                             157,931        178,629
                                                                                            --------       --------
                               T o t a l  liabilities                                        255,076        238,028
                                                                                            --------       --------
                    Shareholders' equity, see c. below:
                        Share capital                                                              1              1
                        Capital surplus                                                       41,125         41,125
                        Retained earnings (accumulated deficit)                               25,006         (3,240)
                                                                                            --------       --------
                                                                                              66,132         37,886
                                                                                            --------       --------
                                                                                             321,208        275,914
                                                                                            ========       ========

                          NEUSIEDLER HADERA PAPER LTD.
                            (An Israeli Corporation)
                    NOTES TO FINANCIAL STATEMENTS (continued)

NOTE 15 - NOMINAL DATA OF THE COMPANY (continued):

              B.   OPERATING RESULTS DATA:


                                                                                           NOMINAL NIS
                                                                                           IN THOUSANDS
                                                                          ----------------------------------------------
                                                                               2002            2001            2000
                                                                               ----            ----            ----
                    Sales - net                                                452,986         382,166          384,585
                    Cost of sales                                              390,336         360,306          348,519
                                                                               -------        --------         --------
                    Gross profit                                                62,650          21,860           36,066
                                                                               -------        --------         --------
                    Selling, marketing, administrative and general expenses:
                        Selling and marketing                                   17,423          15,216            9,647
                        Administrative and general                               4,639           4,120            4,028
                                                                               -------        --------         --------
                                                                                22,062          19,336           13,675
                                                                               -------        --------         --------
                    Income from ordinary operations                             40,588           2,524           22,391
                    Financial expenses - net                                    11,957          22,130            1,075
                                                                               -------        --------         --------
                    Income (loss) before taxes on income                        28,631         (19,606)          21,316
                    Taxes on income (tax benefit), see d. below                                   (669)           2,280
                                                                               -------        --------         --------
                    Income (loss) after taxes on income                         28,631         (18,937)          19,036
                    Share in losses of investee companies, net                     385             559            2,780
                                                                               -------        --------         --------
                    Net income (loss) for the year - nominal                    28,246         (19,496)          16,256
                                                                               =======        ========         ========

             C.   CHANGES IN SHAREHOLDERS' EQUITY:

                                                                                  NOMINAL NIS IN THOUSANDS
                                                                                  ------------------------
                                                                    SHARE         CAPITAL       ACCUMULTED
                                                                   CAPITAL        SURPLUS         DEFICIT         TOTAL
                                                                   -------        -------         -------         -----
                       Changes during 2000:
                           Issuance of share capital                      1       *41,125                        41,126
                           Net income                                                             16,256         16,256
                                                                   --------      --------       --------       --------
                       Balance at December 31, 2000                       1        41,125         16,256         57,382
                       Changes during 2001 -
                           loss                                                                  (19,496)       (19,496)
                                                                   --------      --------       --------       --------
                       Balance at December 31, 2001                       1        41,125         (3,240)        37,886
                       Changes during 2002 -
                           net income                                                             28,246         28,246
                                                                   --------      --------       --------       --------
                       Balance at December 31, 2002                       1        41,125         25,006         66,132
                                                                   ========      ========       ========       ========

                    * Net of NIS 405,000 - issuance expenses.

             D. For practical reasons, no deferred taxes are created in the nominal accounts. The taxes on income reflected in the 2000 nominal income statement (see b. above) include write-off of nominal deferred tax balances transferred in connection with the acquisition of operations described in note 2.

APPENDIX


                          NEUSIEDLER HADERA PAPER LTD.
                          DETAILS OF INVESTEE COMPANIES
                              AT DECEMBER 31, 2002


                                                                                                 PERCENTAGE OF
                                                                                                    HOLDING
                                                                                             IN SHARES CONFERRING
                                                                                                  PROFIT AND
                                                                                                 VOTING RIGHTS
                                                                                          ---------------------------
                                                                                                       %
                                                                                                       -
SUBSIDIARIES:
    Grafinir Paper Marketing Ltd.                                                                    100.00
    Yavnir (1999) Ltd.                                                                               100.00
    Neusiedler Hadera Paper Marketing (1999) Ltd.                                                    100.00
    Miterani Paper Marketing 2000 (1998) Ltd., see also note 3a(3)                                   100.00

                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2002


                                TABLE OF CONTENTS



                                                               Page


    INDEPENDENT AUDITORS' REPORT                                    1

    FINANCIAL STATEMENTS:

       Balance Sheets                                               2

       Statements of Operations                                     3

       Statements of Changes in Shareholders' Equity                4

       Statements of Cash Flows                                    5-6

       Notes to the Financial Statements                           7-27

Independent Auditors' Report to the
Shareholders of Hogla-Kimberly Ltd.

We have audited the accompanying balance sheet of HOGLA-KIMBERLY LTD. ("the Company") as of December 31, 2002, and the consolidated balance sheet as of that date, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company and on a consolidated basis as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors whose report, dated March 4, 2002, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2002, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for the year ended December 31, 2002, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements have been prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2A, the financial statements have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the financial position and results of operations as of the dates and for the years presented to the extent summarized in Note 25.


Brightman Almagor & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu

Tel Aviv, March 6, 2003

                               HOGLA-KIMBERLY LTD.
                                 BALANCE SHEETS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)

                                                                    CONSOLIDATED                  COMPANY
                                                                    DECEMBER 31,                  DECEMBER 31,
                                                         NOTE       2 0 0 2       2 0 0 1         2 0 0 2     2 0 0 1
                                                                    NIS in thousands              NIS in thousands
Current Assets
Cash and cash equivalents                                   3        23,074       29,142(*)      11,718           9,554
Short-term bank deposit                                                   -       61,735(*)           -               -
Current maturities of long-term bank deposits               7         9,947       27,001          9,947          27,001
Trade receivables                                           4       197,494      181,824         44,542         134,847(*)
Other receivables                                           5        11,439       17,581          7,268           5,324
Inventories                                                 6        93,493       75,793         45,749          34,492
                                                                    -------      -------        -------         -------
                                                                    335,447      393,076        119,224         211,218
                                                                    -------      -------        -------         -------
Long-Term Investments
Long-term deposits                                          7        84,319       76,739          8,527             947
Capital note from shareholder                               8        32,770       35,152         32,770          35,152
Investments in Subsidiaries                                 9             -            -        171,587         170,407(*)
                                                                    -------      -------        -------         -------
                                                                    117,089      111,891        212,884         206,506
                                                                    -------      -------        -------         -------
Fixed Assets                                               10
Cost                                                                502,090      418,298        398,097         315,347
Less - accumulated depreciation                                     209,242      199,000        164,036         152,112
                                                                    -------      -------        -------         -------
                                                                    292,848      219,298        234,061         163,235
                                                                    -------      -------        -------         -------

Other Assets - Goodwill                                     9B       34,444       37,437              -               -
                                                                    -------      -------        -------         -------

                                                                    779,828      761,702        566,169         580,959
                                                                    =======      =======        =======         =======
Current Liabilities
Current maturities of long-term bank loans                 13        27,001       27,001              -               -
Trade payables                                             11       138,063       97,525        103,384          87,466
Other payables and accrued expenses                        12        35,162       50,174         23,418          32,889
Dividend declared                                                         -       47,370              -          47,370
                                                                    -------      -------        -------         -------
                                                                    200,226      222,070        126,802         167,725
                                                                    -------      -------        -------         -------
Long-Term Liabilities
Long-term bank loans                                       13        89,056       76,739              -               -
Deferred taxes                                             22        21,250       20,975         17,948          16,381
                                                                    -------      -------        -------         -------
                                                                    110,306       97,714         17,948          16,381
                                                                    -------      -------        -------         -------
Commitments and Contingent Liabilities                     15

Minority Interest                                                    47,877       45,065              -               -
                                                                    -------      -------        -------         -------

Shareholders' Equity
Share capital                                              16        31,141       31,141         31,141          31,141
Capital reserves                                                    169,618      169,618        169,618         169,618
Retained earnings                                                   185,132      196,094        185,132         196,094
Dividend declared
after balance sheet date                                             35,528            -         35,528               -
                                                                    -------      -------        -------         -------
                                                                    421,419      396,853        421,419         396,853
                                                                    -------      -------        -------         -------
                                                                    779,828      761,702        566,169         580,959
                                                                    =======      =======        =======         =======
(*) Reclassified.


T. DAVIS                                   Y. YERUSHALMI                               A. BRENNER
Chairman of the Board of Directors         Vice-Chairman of the Board of Directors     Managing Director

Approval date of the financial statements: March 6, 2003.

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF OPERATIONS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                 CONSOLIDATED                          COMPANY
                                                 YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                         Note    2 0 0 2     2 0 0 1      2 0 0 0      2 0 0 2      2 0 0 1        2 0 0 0
                                                 NIS in thousands                      NIS in thousands
Net sales                                17      829,217     888,405      905,494      308,778      358,178(*)     405,844(*)

Cost of sales                            18      600,117     604,887      596,740      252,152      263,505(*)     284,496(*)
                                                 -------     -------      -------      -------      ----------     ----------

Gross profit                                     229,100     283,518      308,754       56,626       94,673        121,348

Selling expenses                         19      139,337     147,102      154,608        5,812        5,790(*)       9,146(*)

General and
administrative expenses                  20       27,140      30,859       29,013        5,807        6,677          7,485
                                                 -------     -------      -------      -------      ----------     ----------

Operating profit                                  62,623     105,557      125,133       45,007       82,206         104,717

Financing income (expenses), net         21      (14,525)    (18,844)       4,070       (5,003)         319           3,367

Other income (expenses), net                          84        (595)         535          772          439            894
                                                 -------     -------      -------      -------      ----------     ----------

Income before income taxes                        48,182      86,118      129,738       40,776       82,964         108,978

Income taxes                             22       20,804      39,459       42,488       17,390       30,698         34,261
                                                 -------     -------      -------      -------      ----------     ----------

Income after income taxes                         27,378      46,659       87,250       23,386       52,266         74,717

Equity in net earnings (losses)
of Subsidiaries                                        -           -            -        1,180       (7,263)         8,594

Minority interest in
earnings of Subsidiary                            (2,812)     (1,656)      (3,939)           -            -              -
                                                 -------     -------      -------      -------      ----------     ----------

Net income for the year                           24,566      45,003       83,311       24,566       45,003         83,311
                                                 =======      ======       ======       ======      ==========     ==========


EARNINGS PER SHARE (IN NIS)                         2.97        5.45        10.08         2.97         5.45          10.08
                                                 =======      ======       ======       ======      ==========     ==========

WEIGHTED AVERAGE NUMBER OF
SHARES USED IN COMPUTATION                     8,263,473   8,263,473     8,263,473    8,263,473    8,263,473      8,263,473
                                                 =======      ======       ======       ======      ==========     ==========


(*) Reclassified.

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                                                              DIVIDEND
                                                                                              DECLARED
                                                                                              AFTER
                                                 SHARE           CAPITAL         RETAINED     BALANCE SHEET
                                                 CAPITAL         RESERVES        EARNINGS     DATE              TOTAL
                                                 NIS in thousands
BALANCE - JANUARY 1, 2000                        31,141          168,438          162,520           -           362,099

CHANGES DURING 2000:

Erosion of capital note of
former parent company                                              1,180                                          1,180
Dividend paid                                                                    (47,370)                       (47,370)
Net income for the year                                                           83,311                         83,311
                                                 ------          -------          -------      ------           -------

BALANCE - DECEMBER 31, 2000                      31,141          169,618         198,461            -           399,220

CHANGES DURING 2001:

Dividend declared
after balance-sheet date                                                         (47,370)                       (47,370)
Net income for the year                                                           45,003                         45,003
                                                 ------          -------          -------      ------           -------

BALANCE - DECEMBER 31, 2001                      31,141          169,618         196,094            -           396,853

CHANGES DURING 2002:

Dividend declared
after balance-sheet date                                                         (35,528)      35,528            -
Net income for the year                                                           24,566                         24,566
                                                 ------          -------          -------      ------           -------

BALANCE - DECEMBER 31, 2002                      31,141          169,618          185,132      35,528           421,419
                                                 ======          =======          =======      ======           =======


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF CASH FLOWS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                   CONSOLIDATED                          COMPANY
                                                   YEAR ENDED DECEMBER 31,               YEAR ENDED DECEMBER 31,
                                                   2 0 0 2     2 0 0 1      2 0 0 0      2 0 0 2    2 0 0 1         2 0 0 0
                                                   NIS in thousands                      NIS in thousands
CASH FLOWS - OPERATING ACTIVITIES
Net income                                          24,566       45,003        83,311       24,566       45,003        83,311
Adjustments to reconcile net income
to net cash provided by operating
activities (Appendix A)                             15,496       20,184         1,557       87,120       17,403 (*)     3,638
                                                   --------      ---------    --------     --------     ------------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES           40,062       65,187        84,868      111,686       62,406        86,949
                                                   --------      ---------    --------     --------     ------------  ---------

CASH FLOWS - INVESTING ACTIVITIES
Investment in short-term bank deposit                    -      (61,735)(*)         -            -            -             -
Withdrawal of short-term bank deposit               61,735            -             -            -            -             -
Investment in long-term bank deposits                    -      (14,685)       (3,789)           -      (14,685)       (3,789)
Withdrawal of long-term bank deposits                9,474            -             -        9,474            -             -
Acquisition of fixed assets                        (82,779)     (51,631)      (25,837)     (71,801)     (44,914)      (16,753)
Proceeds from sale of fixed assets                     493        1,429         1,780          175        1,033         1,643
                                                   --------      ---------    --------     --------     ------------  ---------
NET CASH USED IN INVESTING ACTIVITIES              (11,077)    (126,622)      (27,846)     (62,152)     (58,566) (*)  (18,899)
                                                   --------      ---------    --------     --------     ------------  ---------

CASH FLOWS - FINANCING ACTIVITIES
Dividend paid                                      (47,370)           -       (71,004)     (47,370)           -       (71,004)
Long-term loans received                            12,317       14,685         3,789            -            -             -
Short-term bank credit, net                              -            -       (23,723)           -            -       (23,723)
                                                   --------      ---------    --------     --------     ------------  ---------
NET CASH PROVIDED BY
(USED IN) FINANCING ACTIVITIES                     (35,053)      14,685       (90,938)     (47,370)           -       (94,727)
                                                   --------      ---------    --------     --------     ------------  ---------


INCREASE (DECREASE) IN
CASH AND CASH EQUIVALENTS                           (6,068)     (46,750)      (33,916)       2,164        3,840       (26,677)
CASH AND CASH EQUIVALENTS -
BEGINNING OF YEAR                                   29,142       75,892       109,808        9,554        5,714        32,391
                                                   --------      ---------    --------     --------     ------------  ---------
CASH AND CASH EQUIVALENTS - END OF YEAR             23,074       29,142(*)     75,892       11,718        9,554         5,714
                                                   =======       =========    ========     ========      ============  ========


(*) Reclassified.

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                     APPENDICES TO STATEMENTS OF CASH FLOWS
           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                   CONSOLIDATED                         COMPANY
                                                   YEAR ENDED DECEMBER 31,              YEAR ENDED DECEMBER 31,
                                                   2 0 0 2     2 0 0 1      2 0 0 0     2 0 0 2      2 0 0 1     2 0 0 0
                                                   NIS in thousands                     NIS in thousands
A.       ADJUSTMENTS TO RECONCILE NET INCOME
TO NET CASH PROVIDED BY OPERATING
ACTIVITIES

INCOME AND EXPENSES
NOT INVOLVING CASH FLOWS:
Minority interest in
earnings of Subsidiary                               2,812       1,656         3,939           -            -             -
Equity in net losses
(earnings) of Subsidiaries                               -           -             -      (1,180)       7,263        (8,594)
Depreciation and amortization                       23,892      23,000        23,582      13,082       12,065        13,195
Deferred taxes, net                                  1,160       3,276         2,517       1,132        2,713         1,281
Loss (gain) from sale of fixed assets                   88        (403)         (561)        (31)        (416)         (896)
Exchange rate differences
derived from capital note                            2,382       3,262           143       2,382        3,262           143

CHANGES IN ASSETS AND LIABILITIES:
Decrease (increase) in trade receivables           (15,589)     (2,192)       (5,596)       (492)         482          (689)(*)
Decrease (increase) in other receivables             5,257      (7,632)        4,135      (1,509)      (2,269)        1,259
Decrease (increase) in inventories                 (17,700)     10,739       (11,142)    (11,257)      14,666        (7,722)
Increase (decrease) in trade payables               19,843      (1,143)      (38,306)     16,762       (8,692)       (9,577)(*)
Net change in balances with
related parties                                      8,363       3,690        6,188       77,702       14,715(*)     (3,305)(*)
Increase (decrease) in other
payables and accrued expenses                      (15,012)    (14,069)     16,658        (9,471)     (26,386)       18,543
                                                   -------     --------     --------     --------     --------      -----------
                                                    15,496      20,184       1,557        87,120        17,403        3,638
                                                   =======     =======      ========     ========     =========     ===========

B.       NON-CASH ACTIVITIES

Dividend declared                                               47,370                                  47,370
                                                               =======                                 ========
Acquisition of fixed assets on credit               14,828       2,577                    14,828         2,577
                                                   ========    ========                 =========      ========

(*) Reclassified.

The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1   -   GENERAL

A.   DESCRIPTION

Hogla Kimberly Ltd. ("the Company") and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company's results of operations are affected by transactions with shareholders and affiliated companies (see Note 23).

The Company is presently owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%). Prior to that, AIPM was the controlling shareholder (50.1%). In March 2000, KC exercised an option to purchase 0.2% of the Company's equity from AIPM.

B.   DEFINITIONS:

THE COMPANY - Hogla-Kimberly Ltd.

THE GROUP - the Company and its Subsidiaries, a list of which is provided in
Note 9D.

SUBSIDIARIES - companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

RELATED PARTIES - as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

INTERESTED PARTIES - as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

CONTROLLING SHAREHOLDER - as defined in the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS - New Israeli Shekel.

CPI - the Israeli consumer price index.

DOLLAR - the U.S. dollar.

C.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2   -  SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years:

A.   ADJUSTED FINANCIAL STATEMENTS

(1)      GENERAL

In accordance with pronouncements of the Institute of Certified Public Accountants in Israel, the financial statements, including comparative figures for previous years, are presented on the basis of nominal historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS.

The adjusted amounts of non-monetary items presented in the financial statements reflect their cost adjusted for changes in the exchange rate of the U.S. dollar vis-a-vis the NIS, and do not necessarily reflect realization or current economic value of these items.

The term "cost" in these financial statements refers to adjusted cost, unless otherwise indicated. The term "NIS" refers to adjusted NIS, unless otherwise stated.

The Company's condensed financial statements in nominal values, on the basis of which the adjusted financial statements were prepared, are presented in Note 26.

(2)      PRINCIPLES OF ADJUSTMENT

a.   BALANCE SHEET ITEMS

Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) have been adjusted in accordance with the changes in the exchange rate of the U.S. dollar from the date of acquisition/establishment through December 31, 2002.

Investments in Subsidiaries and minority interest were determined based on the dollar adjusted financial statements of those companies.

Monetary items (items whose balance sheet amounts represent current or realization value at the balance sheet date) are presented in the December 31, 2002 balance sheet at their nominal value as of that date.

b.   STATEMENT OF OPERATIONS ITEMS

Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction to the balance sheet date. Income and expenses arising from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were adjusted in a manner corresponding to the adjustment of the related balance sheet items.

Financing expenses, net reflect income and expenses in real terms and include exchange rate differences derived from monetary items.

The Company's share and the minority interest in the results of Subsidiaries were determined based on the dollar adjusted financial statements of those companies.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

ADJUSTED FINANCIAL STATEMENTS (cont.)

(2)  PRINCIPLES OF ADJUSTMENT (cont.)

c.       ADJUSTMENT AND TRANSLATION OF FOREIGN SUBSIDIARIES FINANCIAL STATEMENTS

The financial statements of Subsidiaries operating abroad, which act as an extension of the Group, are prepared in U.S. dollars and translated into NIS based on the exchange rate of the U.S. dollar on the balance sheet date.

B.       PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include full consolidation of Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated.

The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost reflects goodwill, which is presented in the balance sheet as "other assets" and amortized by the straight-line method over 15 years due to the unique economic conditions relating to that Subsidiary and the expected economic benefit period from its acquisition.

C.       CASH AND CASH EQUIVALENTS

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

D.       ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance for doubtful accounts is determined for specific accounts whose collectibility, in management estimation, is uncertain.

E.       INVENTORIES

Inventories are presented at the lower of cost or market, with cost determined as follows:

           Finished products         -   Based on actual production cost.
           Raw, auxiliary
           materials and other       -   Based on "First in, first out" method.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F.       INVESTMENTS IN SUBSIDIARIES

Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see B above.

G.       FIXED ASSETS

Fixed assets are presented at cost less accumulated depreciation. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the term of the lease, including any option period, where the Company intends to exercise such option.

          The annual depreciation and amortization rates are: %

          Buildings                                          2.5
          Machinery and equipment                            5-10
          Motor vehicles                                     15-20
          Office furniture and equipment                     10-33

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, based on estimated future cash flows. If an asset is considered to be impaired, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds its fair value based on discounted expected cash flows.

H.       OTHER ASSETS - GOODWILL

Goodwill derived from the acquisition of Subsidiary in Turkey is amortized based on the straight line method over 15 years (see also B above).

I.       DEFERRED INCOME TAXES

The Group records deferred taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of the noted temporary difference as well as carry-forward tax benefits so long as it may reasonably be assumed that those assets will be realized in the foreseeable future. The deferred taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

The computation of deferred taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the near future. Moreover, the computation also excludes deferred taxes in respect of dividends distribution within the Group for cases in which such dividend distributions by Subsidiaries are expected to be tax-exempt.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

J.       DIVIDENDS

Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate liability component of shareholders' equity.

K.       REVENUE RECOGNITION

Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

Revenues are net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized.

L.       EARNINGS PER SHARE

Basic earnings per share are computed based on the weighted average of paid up capital shares during the year.

M.       EXCHANGE RATES AND LINKAGE BASIS

(1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2) Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the Israeli Consumer Price Index ("CPI"):


                                                                REPRESENTATIVE        TURKISH LIRA EXCHANGE
                                                                EXCHANGE              RATE WITH THE U.S.      CPI
                                                                RATE OF THE DOLLAR    DOLLAR                  "IN RESPECT
                                                                (NIS PER $1)           (TL'000 PER $1)        OF"
                       AS OF:                                                                                 (IN POINTS)
                       December 31, 2002                        4.737                  1,640                   182.02
                       December 31, 2001                        4.416                  1,447                   170.91
                       December 31, 2000                        4.041                  672                     168.53

                       INCREASE (DECREASE)
                       DURING THE YEAR ENDED:                       %                     %                         %
                                                                    -                     -                         -
                       December 31, 2002                         7.3                   13.3                       6.5
                       December 31, 2001                         9.3                   115.3                      1.4
                       December 31, 2000                        (2.7)                  24.4                         -

(3)      Exchange-rate differences are charged to operations as incurred.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

N.       RECLASSIFICATION

Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2002 presentation.

NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.       NEW ACCOUNTING STANDARDS

(1)      CESSATION OF FINANCIAL STATEMENTS ADJUSTMENT
AND EFFECT OF CHANGES IN EXCHANGE RATES

In October 2001, the Israeli Accounting Standards Board issued Standard No. 12, "Cessation of Financial Statement Adjustment". According to this Standard, the adjustment of financial statements for inflation will cease commencing January 1, 2003. Through December 31, 2002 the Group will continue to prepare dollar-linked financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the December 31, 2002 balance sheet will serve as the opening, nominal balances as of January 1, 2003.

In October 2001, the Israeli Accounting Standards Board issued Standard No. 13, "Effect of Changes in Foreign Currency Exchange Rates". This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company. Standard No. 13 will become effective for reporting periods commencing December 31, 2002. While the Company is currently examining Standards No. 12 and 13, it cannot evaluate, at this stage, the impact they will have on its financial position and results of operations.

In December 2002, the Israeli Accounting Standards Board issued Standard No. 17 that deals with the deferral of the date for cessation of the adjustment of financial statements and with the deferral of the effective date of Accounting Standard No. 13, (Effect of Changes in Foreign Currency Exchange Rates). Under Standard No. 17, the date for transition to nominal financial reporting under Standard No. 12 and for implementation of Standard No. 13 was delayed for one year, for reporting periods beginning on January 1, 2004.

(2)      FINANCIAL REPORTING FOR INTERIM PERIODS

In August 2002, the Israeli Accounting Standards Board issued Standard No. 14 "Interim Financial Reporting". This Standard outlines the minimum content of interim financial statements, including the required disclosure in the notes, and details the accounting principles of recognition and measurement to be applied in interim financial reporting. This accounting Standard replaces Accounting Opinion No. 43 of the Institute of Certified Public Accountants in Israel that deals with interim financial statements. The provisions of this Standard will be effective for interim periods commencing on January 1, 2003 or thereafter.

While the Group is currently evaluating the impact of the adoption of this new Standard will have on its financial position and results of operations, it does not expect such impact to be material.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 2   -   SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.       NEW ACCOUNTING STANDARDS (cont.)

(3)      IMPAIRMENT OF ASSETS

In January 2003, the Israeli Accounting Standards Board issued Standard No. 15, "Impairment of Assets". This Standard addresses the accounting treatment and presentation of impairment of assets, which establishes procedures to be implemented in order to ensure that assets are not presented in amounts exceeding their recoverable value. An asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. Initial application of the Standard will generally be on a prospective basis. Standard No. 15 is effective for financial statements for reporting periods commencing January 1, 2003 and thereafter, with early application encouraged. While the Company is currently evaluating the impact of the adoption of Standard No. 15 on its financial position and results of operations, it does not expect such impact to be material.

NOTE 3   -        CASH AND CASH EQUIVALENTS


                                                            Consolidated                COMPANY
                                                            DECEMBER 31,
                                                            2 0 0 2       2 0 0 1       2 0 0 2        2 0 0 1
                                                            NIS in thousands            NIS in thousands
             In NIS                                          646          488            645           429
             In foreign currencies (primarily the
             U.S. dollar)                                    22,428       28,654(*)      11,073        9,125
                                                             23,074       29,142         11,718        9,554

(*)      Reclassified.

NOTE 4   -        TRADE RECEIVABLES


                                                            Consolidated                COMPANY
                                                            DECEMBER 31,
                                                            2 0 0 2       2 0 0 1       2 0 0 2       2 0 0 1
                                                            NIS in thousands            NIS in thousands
              COMPOSITION:
              Domestic
                Open accounts                                144,446      144,690             -             -
                Checks receivable                             32,266       24,906             -            81
                Related parties                                  388          276        36,122       126,939(*)
                                                             177,100      169,872        36,122       127,020
              Foreign
                Open accounts                                 24,897       18,255           842           300
                Related parties                                  776          807         7,634         7,614(*)
                                                             202,773      188,934        44,598       134,934
              Less - allowance for doubtful accounts           5,279        7,110            56            87
                                                             197,494      181,824        44,542       134,847

The Company's products are marketed principally by its Subsidiaries.

(*)      Reclassified.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5   -   OTHER RECEIVABLES


                                                            Consolidated               COMPANY
                                                            DECEMBER 31,
                                                            2 0 0 2      2 0 0 1       2 0 0 2       2 0 0 1
                                                            NIS in thousands           NIS in thousands
             Deferred taxes (Note 22D)                       4,311       5,196          2,207        1,772
             Prepaid expenses                                3,269       2,980          1,485          941
             Income receivable                                 312       2,037            312          763
             Advances to suppliers                             905       2,629            905          483
             Value added taxes                                   -           -          1,170            -
             Income tax advances, net                        1,326       2,933              -            -
             Loans to supplier and employees                 1,165       1,284            990          980
             Other                                             151         522            199          385
                                                            11,439      17,581          7,268        5,324

NOTE 6   -   INVENTORIES

                                                            Consolidated               COMPANY
                                                            December 31,
                                                            2 0 0 2      2 0 0 1       2 0 0 2       2 0 0 1
                                                            NIS in thousands           NIS in thousands


             Raw and auxiliary materials (*)                 39,709      22,911         24,262       15,798
             Finished goods                                  41,698      45,331         10,585       11,877
             Spare parts and other                           12,086       7,551         10,902        6,817
                                                             93,493      75,793         45,749       34,492

             (*)  Includes inventory in transit               7,120       5,495


NOTE 7   -   LONG-TERM DEPOSITS

                                                     Annual
                                                     interest       Consolidated                COMPANY
                                                     rate           December 31,
                                                     % (*)          2 0 0 2       2 0 0 1       2 0 0 2       2 0 0 1
                                                                    NIS in thousands            NIS in thousands
             A.       COMPOSITION

             Linked to the U.S. dollar               1.97-2.64       94,266       103,740        18,474       27,948

             Less - current maturities                                9,947        27,001         9,947       27,001
                                                                     84,319        76,739         8,527          947

(*)      As of December 31, 2002.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 7   -  LONG-TERM DEPOSITS (CONT.)

B. The balance of the long-term deposits as of December 31, 2002 is repayable as follows:

                                                              NIS IN
                                                              THOUSANDS
             2003 - current maturities                          9,947
             2004                                               8,527
             Thereafter - see D below                          75,792
                                                               94,266

C. The deposits are held as collateral for long-term loans received by Subsidiaries (see Note 15C).

D. The deposit is linked to the U.S. dollar and bears interest at a rate of 1.97% as of December 31, 2002. The deposit is subject to re-deposit every two years, and is held in a bank abroad, as collateral for a loan received by a Subsidiary.

NOTE 8   -   CAPITAL NOTE FROM SHAREHOLDER

The capital note from AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon. The erosion or increase in value of the capital note was charged to capital reserves until March 31, 2000 (the date on which AIPM ceased to be the controlling shareholder).

NOTE 9   -        INVESTMENTS IN SUBSIDIARIES

                                                       COMPANY
                                                       DECEMBER 31,
                                                       2 0 0 2      2 0 0 1
                                                       NIS in thousands

A.   COMPOSITION

               Cost of shares                             1,052       1,052 (*)
               Equity in post-acquisition earnings      165,986     164,806
               Capital notes (**)                         4,549       4,549
                                                        171,587     170,407

(*)      Reclassified.

(**) The non-interest bearing Capital notes, denominated in U.S. dollar, are considered part of the Company's investments in the Subsidiaries. Repayment dates have not yet been determined. For purpose of the adjusted financial statements (see Note 2A), the capital notes are treated as a non-monetary item.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 9   -  INVESTMENTS IN SUBSIDIARIES (CONT.)

                                                 CONSOLIDATED
                                                 DECEMBER 31,
                                                 2 0 0 2          2 0 0 1
                                                 NIS in thousands

B.   GOODWILL:
Cost                                              44,927          44,927
Less - accumulated amortization                   10,483           7,490
                                                  34,444          37,437

C.   INVESTMENT IN OVISAN

As of December 31, 2002, the Group's investment in the Turkish Subsidiary amounted to NIS 59,748 thousand (including goodwill in the net amount of NIS 34,444 thousand).

D.   CONSOLIDATED SUBSIDIARIES

The consolidated financial statements as of December 31, 2002, include the financial statements of the following Subsidiaries:


                                                                                                OWNERSHIP AND CONTROL
                                                                                                AS OF
                                                                                                DECEMBER 31, 2002
                                                                                                %
Rakefet Marketing and Trade Services Ltd. ("Rakefet")                                            79.7 (*)
Subsidiaries of Rakefet:
Hogla-Kimberly Marketing Ltd. ("Marketing")                                                      99.5 (**)
Shikma Ltd. ("Shikma")                                                                           99.0 (**)
Mollet Marketing Ltd. ("Mollet")                                                                100.0
H-K Overseas (Holland) B.V. ("H-K")                                                             100.0
Subsidiaries of H-K:
Ovisan Sihhi Bez Sanai ve Ticaret Anonim Sirketi ("Ovisan")                                     100.0
Hogla-Kimberly Holding Anonim Sirketi                                                           100.0

(*) The remaining ownership and control of Rakefet are held by AIPM group (10.1%) and by KC (10.2%).
(**) The remaining ownership and control of Marketing and Shikma are held by the Company.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 10   -  FIXED ASSETS



                                                                                                   OFFICE
                                                                       MACHINERY                   FURNITURE
                                                     LEASEHOLD         AND            MOTOR        AND
CONSOLIDATED                         BUILDINGS (**)  IMPROVEMENTS      EQUIPMENT      VEHICLES     EQUIPMENT      TOTAL
                                    NIS in thousands
COST:
Balance - January 1, 2002            57,685(*)       (*)14,457          312,249(*)     22,686(*)    11,221(*)     418,298
Changes during 2002:
Additions                             1,450                 19           88,407         2,013        3,141         95,030
Dispositions                              -             (4,855)          (2,930)       (1,800)      (1,653)       (11,238)
Balance - December 31, 2002          59,135              9,621          397,726        22,899       12,709        502,090

ACCUMULATED DEPRECIATION:
Balance - January 1, 2002            15,090(*)       (*) 8,830          151,274 (*)    13,974(*)     9,832(*)     199,000
Changes during 2002:
Additions                             1,036                770           14,854         3,467          772         20,899
Dispositions                              -             (4,495)          (3,030)       (1,592)      (1,540)       (10,657)
Balance - December 31, 2002          16,126              5,105          163,098        15,849        9,064        209,242

NET BOOK VALUE:
December 31, 2002                    43,009              4,516          234,628         7,050        3,645        292,848

December 31, 2001                    42,595(*)       (*) 5,627       (*)160,975     (*) 8,712    (*) 1,389        219,298

COMPANY

COST:
Balance - January 1, 2002            27,251 (*)      (*) 6,305          273,742 (*)     4,870(*)     3,179 (*)    315,347
Changes during 2002:
Additions                                19                 70           83,708            47          208         84,052
Dispositions                              -                  -             (237)         (928)        (137)        (1,302)
Balance - December 31, 2002          27,270              6,375          357,213         3,989        3,250        398,097

ACCUMULATED DEPRECIATION:
Balance - January 1, 2002            12,271(*)           3,614(*)       129,605(*)      4,396(*)     2,226(*)     152,112
Changes during 2002:
Additions                               507                192           11,639           313          431         13,082
Dispositions                              -                  -             (142)         (931)         (85)        (1,158)
Balance - December 31, 2002          12,778              3,806          141,102         3,778        2,572        164,036

NET BOOK VALUE:
December 31, 2002                    14,492              2,569          216,111           211          678        234,061

December 31, 2001                    14,980(*)           2,691(*)       144,137(*)        474(*)       953 (*)    163,235

(*)      Reclassified.

(**) Buildings include industrial buildings on land leased by the Company from AIPM (until 2003).

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 11  -   TRADE PAYABLES


                                                            CONSOLIDATED                  COMPANY
                                                            DECEMBER 31,
                                                            2 0 0 2        2 0 0 1        2 0 0 2         2 0 0 1
                                                            NIS in thousands              NIS in thousands
         In Israeli currency
            Open accounts                                    71,698        54,699          32,625         16,565
            Related parties                                  11,726        11,939          50,096         62,803
         In foreign currency
            Open accounts                                    28,676        13,581          17,258          4,305
            Related parties                                  25,963        17,306           3,405          3,793
                                                            138,063        97,525         103,384         87,466

NOTE 12  -   OTHER PAYABLES AND ACCRUED EXPENSES
                                                           CONSOLIDATED                  COMPANY
                                                           DECEMBER 31,
                                                           2 0 0 2        2 0 0 1        2 0 0 2        2 0 0 1
                                                           NIS in thousands              NIS in thousands
          Accrued income taxes,
          net of advances                                    9,781         20,739          10,620        21,345
          Accrued payroll and related expenses              21,555         20,382          12,671        11,285
          Value Added Tax                                      592          3,855               -             -
          Advances from customers                            1,743          1,920              32             -
          Other                                              1,491          3,278              95           259
                                                            35,162         50,174          23,418        32,889


NOTE 13  -   LONG-TERM BANK LOANS

                                                               ANNUAL AVERAGE       CONSOLIDATED
                                                               INTEREST RATE        DECEMBER 31,
                                                               % (*)                2 0 0 2          2 0 0 1
                                                                                    NIS in thousands
         A.       COMPOSITION
         In U.S. dollar (**)                                   2.48                  116,057         103,740
         Less - current maturities                                                    27,001          27,001
                                                                                      89,056          76,739

(*) As of December 31, 2002.

(**) As of December 31, 2002, NIS 21,790 thousand bear interest of Libor plus 1.55%.

         B.       MATURITIES                           NIS in thousands
         2003 - current maturities                      27,001
         2004                                           13,264
         Thereafter  - see C below                      75,792
                                                       116,057

C.       Subject to renewal every two years - see Note 7D.

D.       Liens - see Note 15C.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 14  -   SEVERANCE PAY

Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

NOTE 15  -   COMMITMENTS AND CONTINGENT LIABILITIES

A.   COMMITMENTS

(1) The Group is obligated to pay royalties to a shareholder - see Note 23B.

(2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2002 are as follows:

                                                 Consolidated       Company
                                                 NIS in thousands

                  2003                           13,744             5,569
                  2004                           6,554                  -
                  2005                           6,554                  -
                  2006                           6,554                  -
                  2007 and thereafter            36,046                 -
                                                 69,452             5,569

B.   CONTINGENT LIABILITIES

(1) The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2002 amounted to NIS 21,790 thousand.

(2) As part of their normal course of business, the Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2002 amounted to NIS 4,513 thousand.

C.   LIENS

As a collateral for long-term loans given to Subsidiaries, the Group recorded a lien on its bank deposits, in the amount of NIS 94,266 thousand as of December 31, 2002.

NOTE 16  -        SHARE CAPITAL

A. As of December 31, 2002 and 2001, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 11,000,000 shares; issued and paid up - 8,263,473 shares.

B. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 16  -   SHARE CAPITAL (CONT.)

C. Subsequent to the balance-sheet date, the Company's Board of Directors decided upon distribution of NIS 35,528 thousand as a dividend, which represents
4.3 NIS per share.

NOTE 17  -        NET SALES


                                                                        CONSOLIDATED
                                                                        YEAR ENDED DECEMBER 31,
                                                                        2 0 0 2          2 0 0 1        2 0 0 0
                                                                        %                %              %
A.       SALES TO MAJOR CUSTOMERS
Customer A                                                              11.1              11.9           11.9
Customer B                                                              11.8              12.0           11.9

                                                                        CONSOLIDATED
                                                                        YEAR ENDED DECEMBER 31,
                                                                        2 0 0 2          2 0 0 1         2 0 0 0
                                                                        NIS in thousands

B.       SALES FROM COMMERCIAL OPERATIONS                                336,815         345,379         330,202

C.       FOREIGN SALES (PRINCIPALLY TURKEY)                               86,739          91,296 (*)      81,012 (*)

(*)      The amounts for 2001 and 2000 were represented to conform to the 2002 presentation.


NOTE 18  -        COST OF SALES
                                         Consolidated                                 COMPANY
                                         Year ended December 31,                      Year ended December 31,
                                         2 0 0 2      2 0 0 1         2 0 0 0         2 0 0 2        2 0 0 1        2 0 0 0
                                         NIS in thousands                             NIS in thousands
Purchases (**)                           460,140     477,899         465,896          132,905      141,634 (*)     164,177(*)
Salaries and related expenses             60,577      62,038          65,701           50,181       53,675          57,516
Manufacturing expenses                    60,399      55,434          61,879           55,417       51,558          56,852
Depreciation                              15,368      13,807          14,020           12,357       11,617          11,921
                                         596,484     609,178         607,496          250,860      258,484         290,466
Change in finished goods
Inventory                                  3,633      (4,291)        (10,756)           1,292        5,021          (5,970)
                                         600,117     604,887         596,740          252,152      263,505         284,496

(*)      Reclassified.

(**) The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 19  -   SELLING EXPENSES


                                         CONSOLIDATED                                 COMPANY
                                         YEAR ENDED DECEMBER 31,                      YEAR ENDED DECEMBER 31,
                                         2 0 0 2    2 0 0 1            2 0 0 0        2 0 0 2     2 0 0 1       2 0 0 0
                                         NIS in thousands                             NIS in thousands
Salaries and related expenses             48,147      51,818          54,369           17         805            291
Maintenance and transportation
expenses                                  26,321      24,845          31,128        4,184       2,924          2,726
Advertising and sales promotion           41,746      44,716(*)       45,107(*)        50     (*) 182          3,464 (*)
Commissions to distributors                2,171       3,943           3,822          490         680            629
Royalties to a shareholder                13,219      13,153          10,643          728         607            581
Depreciation                               4,530       5,130           5,547          343         592          1,455
Other                                      3,203       3,497(*)        3,992(*)         -           -              -
                                         139,337     147,102         154,608        5,812       5,790          9,146

(*)      Reclassified.

NOTE 20  -        GENERAL AND ADMINISTRATIVE EXPENSES

                                      CONSOLIDATED                                    COMPANY
                                      YEAR ENDED DECEMBER 31,                         YEAR ENDED DECEMBER 31,
                                      2 0 0 2         2 0 0 1         2 0 0 0         2 0 0 2    2 0 0 1        2 0 0 0
                                      NIS in thousands                                NIS in thousands

Salaries and related expenses          9,335          11,965          9,697            2,621     2,601          2,279
Administrative and computer
services                               6,718          7,983           6,521            1,286     1,770          1,891
Services provided by
Shareholder                            1,256          1,277           1,893              796       885            946
Office maintenance                     3,234          3,203           3,273              247       275            295
Depreciation                             636            812             830                4         4              2
Amortization                           2,993          2,993 (*)       2,993 (*)            -         -              -
Other                                  2,968          2,626 (*)       3,806 (*)          853     1,142          2,072

                                      27,140         30,859          29,013            5,807     6,677          7,485

(*)      Reclassified.

NOTE 21  -        FINANCING INCOME (EXPENSES), NET

                                     CONSOLIDATED                                   COMPANY
                                     YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                     2 0 0 2          2 0 0 1         2 0 0 0       2 0 0 2      2 0 0 1        2 0 0 0
                                     NIS in thousands                               NIS in thousands

Long-term loans                      (3,022)          (5,215)         (6,068)            -            -         (663)

Exchange rate differences
derived from capital note            (2,382)          (3,262)           (143)       (2,382)      (3,262)        (143)

Long-term and short-term deposits     1,952            9,199          10,128            33        1,563        1,691

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 22  -   INCOME TAXES

The Company and its Israeli Subsidiaries are subject to the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1965. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates, and reduced tax rates.

During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959 under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program is substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. As of the approval date of the financial statements, the Company completed the investments relating to the new facility and is in its initial and pre-operating stage.


                                     CONSOLIDATED                              COMPANY
                                     Year ended December 31,                   Year ended December 31,
                                     2 0 0 2       2 0 0 1       2 0 0 0       2 0 0 2      2 0 0 1       2 0 0 0
                                     NIS in thousands                          NIS in thousands

B.   COMPOSITION

     Current taxes                    20,449       36,941        39,971         17,063      28,581        32,980
     Taxes in respect of
     prior years                        (805)        (758)            -           (805)       (596)            -
     Deferred taxes                    1,160        3,276         2,517          1,132       2,713         1,281
                                      20,804       39,459        42,488         17,390      30,698        34,261

C.       Reconciliation of the statutory tax rate to the effective tax rate:

                                       CONSOLIDATED                            COMPANY
                                       Year ended December 31,                 Year ended December 31,
                                       2 0 0 2     2 0 0 1 (*)   2 0 0 0 (*)   2 0 0 2      2 0 0 1 (*)   2 0 0 0 (*)
                                       NIS in thousands                        NIS in thousands

Income before income
     taxes                              48,182     86,118        129,738        40,776      82,964        108,978
Tax computed by
statutory tax rate (36%)                17,346     31,002         46,706        14,679      29,867         39,232
Tax increments (savings)
     due to:
Reduced rate for approved
enterprise                              (1,511)    (3,118)        (4,425)       (1,511)     (3,118)        (4,425)
Non-deductible expenses                    773      1,769          2,616           268         283              -
Differences arising from
     basis of measurement (**)           4,200      8,058         (2,431)        4,043       2,829            202
Income taxes for prior years              (805)      (758)             -          (805)       (596)             -
Other differences, net                     801      2,506             22           716       1,433           (748)
                                        20,804     39,459         42,488        17,390      30,698         34,261

(*)      Reclassified.

(**) U.S. dollar for financial reporting purposes and Consumer Price Index for tax purposes.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 22  -   INCOME TAXES (CONT.)

D.       DEFERRED INCOME TAXES


                                     CONSOLIDATED                              COMPANY
                                     Year ended December 31,                   Year ended December 31,
                                     2 0 0 2       2 0 0 1       2 0 0 0       2 0 0 2      2 0 0 1       2 0 0 0
                                     NIS in thousands                          NIS in thousands
Balance as of beginning
of year                               15,779       12,503        9,986          14,609      11,896        10,615
Changes during the year                1,160        3,276        2,517           1,132       2,713         1,281
Balance as of end of
year                                  16,939       15,779       12,503          15,741      14,609        11,896


                                                                 CONSOLIDATED               COMPANY
                                                                 DECEMBER 31,
                                                                 2 0 0 2       2 0 0 1      2 0 0 2       2 0 0 1
                                                                 NIS in thousands           NIS in thousands
DEFERRED TAXES ARE PRESENTED IN THE
BALANCE SHEETS AS FOLLOWS:

Long-term liabilities (in respect of                              21,250       20,975        17,948       16,381
depreciable assets
Other receivables and prepayments
(in respect of temporary
differences) - Note 5                                             (4,311)      (5,196)       (2,207)      (1,772)
                                                                  16,939       15,779        15,741       14,609

Deferred taxes are computed at rates between 32% and 36%.

E.       The Company and its Israeli Subsidiaries possess final tax assessments through 1997.

NOTE 23  -        RELATED PARTIES AND INTERESTED PARTIES

A.       BALANCES WITH RELATED PARTIES

                                                                 CONSOLIDATED               COMPANY
                                                                 DECEMBER 31,
                                                                 2 0 0 2       2 0 0 1      2 0 0 2       2 0 0 1
                                                                 NIS in thousands           NIS in thousands

Trade receivables (*)                                              1,164        1,083          262           343

Capital note - shareholder                                        32,770       35,152        32,770       35,152

Capital note - Subsidiaries                                            -            -         4,549        4,549

Trade payables (*)                                                37,689       29,245        17,270       18,860

(*)      Company - excludes Subsidiaries

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 23  -   RELATED PARTIES AND INTERESTED PARTIES (CONT.)

B.       Transactions with Related Parties and Subsidiaries


                                             CONSOLIDATED                          COMPANY
                                             Year ended December 31,               Year ended December 31,
                                             2 0 0 2     2 0 0 1      2 0 0 0      2 0 0 2      2 0 0 1     2 0 0 0
                                             NIS in thousands                      NIS in thousands
Sales to related parties                      19,089     24,909       26,038        16,493      23,488      19,786

Sales to Subsidiaries                              -          -            -       288,411     327,413     379,590

Cost of sales                                243,051    224,017      266,495        68,933      55,895     127,055

Royalties                                     13,219     13,153       10,643           728         607         581

Other selling expenses (*)                     2,610      3,870        3,245           488         682         634

General and administrative
Expenses (*)                                   7,983      9,125        7,531         2,344       2,655       2,832

Financing income, net (*)                      2,246      2,530          601         1,494       1,372       3,211

(*)      Company - excludes Subsidiaries

(**) The sales to and purchases from related parties are in the ordinary course of business at market prices and customary credit terms.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 24  -   DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.       Credit Risk

The revenues of the Company's principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

Cash and cash equivalents and long-term deposits (including amounts in foreign currency) are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

B.       FOREIGN CURRENCY EXPOSURE

As of December 31, 2002, the Company's assets exceeded its liabilities in or linked to non-dollar currencies (principally the NIS) by approximately NIS 84.5 million.

C.       FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of financial instruments (cash, receivables, trade and other payables) did not materially differ from their fair value, unless stated otherwise.

NOTE 25  -   RECONCILIATION TO US GAAP

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles applicable in Israel (Israeli GAAP). The following describes the effects on the Company's financial statements had the Company prepared its financial statements in accordance with accounting principles generally accepted in the United States of America (US
GAAP).

A.       BALANCE SHEETS

         AS OF DECEMBER 31, 2002:

         According to Israeli GAAP, goodwill is to be amortized over the expected estimated economic life of the asset acquired, while according to US GAAP (SFAS 142), commencing January 2002 goodwill is no longer amortized but rather is reviewed annually (or more frequently if impairment indicators arise) for impairment. Following are the corresponding balance-sheet items presented according to US GAAP with regard to the goodwill associated with the acquisition of Ovisan (see Note 9B):

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS


NOTE 25  -        RECONCILIATION TO US GAAP

A.       BALANCE SHEETS (CONT'D)


                                                                   As                                As per
                                                                   reported        Adjustment        US GAAP
                                                                   NIS in thousands
                 Other assets - Goodwill                            34,444         2,993              37,437
                 Shareholders' equity                              421,419         2,993             424,412


         AS OF DECEMBER 31, 2001:

         The balance sheet as of December 31, 2001, includes a dividend payable in the amount of NIS 47,370 thousand which was declared subsequent to December
31, 2001. In accordance with US GAAP, the dividend declaration should not have been recorded as a liability at December 31, 2001.

                                                                   As                                 As per
                                                                   reported        Adjustment         US GAAP
                                                                   NIS in thousands
                 CURRENT LIABILITIES                               222,070         (47,370)           174,700
                 SHAREHOLDERS' EQUITY                              396,853          47,370            444,223

         AS NOTED IN NOTE 2J, COMMENCING DECEMBER 31, 2002, THE ISRAELI GAAP
WERE CHANGED TO CONFORM WITH THE US GAAP.


B.       STATEMENTS OF OPERATIONS
                                                                        Consolidated and Company
                                                                        Year ended December 31,
                                                                    2 0 0 2      2 0 0 1       2 0 0 0
                                                                               NIS in thousands

                 Net income under Israeli GAAP                      24,566      45,003        83,311
                 Effect of material differences between
                          Israeli GAAP and US GAAP:
                               Change in basis of measurement
                               from adjusted NIS to nominal NIS     20,902      21,203         3,268
                               Amortization of goodwill              2,993           -             -
                               Deferred taxes                       (1,099)       (522)       (2,275)
                 Net income under US GAAP                           47,362      65,684        84,304

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 25  -        RECONCILIATION TO US GAAP (CONT.)


C.       CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP


                                                                                                NIS IN THOUSANDS
              Shareholders' equity under US GAAP as of January 1, 2002                          397,109
              Dividend                                                                          (46,697)
              Translation adjustments                                                             4,857
              Net income for the year under US GAAP                                              47,362
              Shareholders' equity under US GAAP as of December 31, 2002                        402,631

NOTE 26  -   COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES

A.       BALANCE SHEETS


                                                                                COMPANY
                                                                                DECEMBER 31,
                                                                                2 0 0 2        2 0 0 1
                                                                                NIS in thousands
             CURRENT ASSETS
             Cash and cash equivalents                                           11,718         8,907
             Current maturities of long term deposits                             9,947        25,171
             Trade receivables                                                   44,542       125,711(*)
             Other receivables                                                    5,085         3,283
             Inventories                                                         45,749        32,155
                                                                                117,041       195,227
             LONG-TERM INVESTMENTS
             Long-term deposit                                                    8,527           883
             Capital note from shareholder                                       32,770        32,770
             Investments in Subsidiaries                                        159,658       150,777 (*)
                                                                              ---------      --------
                                                                                200,955       184,430

             FIXED ASSETS, NET                                                  200,933       124,070

                                                                                518,929       503,727
             CURRENT LIABILITIES
             Trade payables                                                     103,384        81,540
             Other payables and accrued expenses                                 23,418        30,660
             Dividend declared                                                        -        44,160
                                                                                126,802       156,360

             SHAREHOLDERS' EQUITY                                               392,127       347,367

                                                                                518,929       503,727

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 26  -        COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (CONT.)

B.       STATEMENT OF OPERATIONS


                                                                                YEAR ENDED DECEMBER 31,
                                                                                2 0 0 2        2 0 0 1       2 0 0 0
                                                                                NIS in thousands
                  Net sales                                                     308,566        318,000 (*)   348,377 (*)

                  Cost of sales                                                 245,936       229,517(*)     243,451 (*)
                                                                                ---------      -------        -------


                  Gross profit                                                  62,630         88,483         104,926

                  Selling expenses                                               6,038          5,151 (*)       7,755 (*)

                  General and administrative expenses                            5,762          6,035           6,385

                  Operating profit                                              50,830         77,297          90,786

                  Financing income, net                                          3,676          8,283           3,774

                  Other income, net                                                254            515             919

                  Income before income taxes                                    54,760         86,095          95,479

                  Income taxes                                                  16,344         25,154          28,100

                  Income after income taxes                                     38,416         60,941          67,379

                  Equity in net earnings
                  of Subsidiaries                                                8,881          1,080           6,938

                  Net income for the year                                       47,297         62,021          74,317

(*) Reclassified.

                               HOGLA-KIMBERLY LTD.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 26  -   COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (CONT.)

C.       STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                                           DIVIDEND DECLARED
                                                 SHARE         CAPITAL      RETAINED       AFTER BALANCE
                                                 capital       reserves     earnings       SHEET DATE          TOTAL
                                NIS IN THOUSANDS
         BALANCE - JANUARY 1, 2000                8,263         132,127      155,704                            296,094
         CHANGES DURING 2000:
         Dividend paid                                                       (40,905)                           (40,905)
         Net income for the year                                              74,317                             74,317
                                                  -----         -------      -------        ------              -------
         BALANCE - DECEMBER 31, 2000              8,263         132,127      189,116             -              329,506
         CHANGES DURING 2001:
         Dividend declared                                                   (44,160)                           (44,160)
         Net income for the year                                              62,021                             62,021
                                                  -----         -------      -------        ------              -------
         BALANCE - DECEMBER 31, 2001              8,263         132,127      206,977             -              347,367
         CHANGES DURING 2002:
         Dividend declared after
         balance-sheet date                                                  (35,528)       35,528                    -
         Erosion of prior year
         declared dividend                                                    (2,537)                            (2,537)
         Net income for the year                                              47,297                             47,297
                                                  -----         -------      -------        ------              -------
         BALANCE - DECEMBER 31, 2002              8,263         132,127      216,209        35,528              392,127



                REPORT OF INDEPENDENT AUDITORS ON RECONCILIATION

                          OF ISRAELI GAAP TO U.S. GAAP

To the Shareholders of
American Israeli Paper Mills Ltd.

In connection with our audits of the consolidated balance sheets of American Israeli Paper Mills Ltd. ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002 (the "Financial Statements"), which are incorporated in this Form 20-F, we have also audited the information included in the Reconciliation of Israeli GAAP to U.S. GAAP listed under Item 18 herein. Those financial statements and the Reconciliation are the responsibility of the Company's Board of directors and management. Our responsibility is to express an opinion on the financial statements and the Reconciliation based on our audit.

We did not audit the U.S.GAAP financial data of certain associated companies in which the Company's share in excess of profits over losses of which is a net amount of remeasured NIS 28.9 million in 2002 and remeasured NIS 31.4 million in 2001. The financial data of those companies were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it related to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Israel and U.S. which include examining, on a test basis, evidence supporting the amounts and disclosures in the attached report, in order to obtain reasonable assurance that there is no material misstatement, whether due to error or to intentional misrepresentation, and to provide us with a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the information set forth under Item 18 present fairly, in all material respects, in relation to the Financial Statements taken as a whole the financial position and the operating results of the Company in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel                                    Kesselman & Kesselman
  March 12, 2003                             Certified Public Accountants (Isr.)

         The Company prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain significant respects, as described below:

A.       THE FUNCTIONAL CURRENCY OF THE COMPANY
         --------------------------------------

         Through December 31, 1993, the financial statements of the Company, presented in NIS values adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the dollar (see note 1b to the financial statements), were also used for the purposes of reporting in conformity with U.S. GAAP applicable to entities operating in hyper-inflationary economic environments, as prescribed by Statement No. 52 of the Financial Accounting Standards Board of the United States (FASB). Since the inflation rate in Israel has decreased considerably, the Company decided that, commencing in 1994, it would implement the rules relating to economies no longer considered hyper-inflationary, for reporting purposes, in accordance with U.S. GAAP.

         Under those rules:

         1) The functional currency of the Company (the currency in which most income is derived and most expenses are incurred) is the New Israeli Shekel (NIS);

         2) The opening balances for 1994 are the balances presented in the Company's balance sheet at December 31, 1993;

         3) Transactions performed from January 1, 1994 are presented on the basis of their original amounts in Israeli currency.

         The term "Re-measured NIS" signifies the currency used for FASB 52 purposes, as described above.

         As to the effect of application of these rules - see (h) below.

B.       DEFERRED INCOME TAXES
         ---------------------

         Under Israeli GAAP, no deferred taxes are provided for in respect of certain long-lived (more than 20 years) assets, such as buildings and land. Under U.S. GAAP, in accordance with the provisions of FAS 109, income taxes are to be provided for with respect to any assets that have a different basis for financial reporting and income tax purposes.

         In addition, for U.S. GAAP purposes deferred taxes are to be provided for with respect to unremitted earnings of investee companies. Under Israeli GAAP due to the Company's policy to hold its investments in investee companies, and not to realize them, these temporary differences are considered differences permanent in duration for which deferred taxes are not provided for.

         Through 1999, as long as the main investments of the Company were subsidiaries which were controlled by the Company, the Company did not provide for deferred taxes also for U.S. GAAP reporting purposes, since those differences were deemed to be not taxable due to the tax free inter-company dividend distribution law in Israel and tax planning on its behalf, accordingly.

         As from 2000, due to changes in certain of the Company's investments from subsidiaries to investee companies, deferred taxes were provided for any portion that arose from investee companies sources other than pre-1993 undistributed earnings (taking into account the Company's tax strategy).

         As to the effect of application of this treatment, see (h) below.

C.       EMPLOYEE STOCK OPTION PLANS
         ---------------------------

         Under Israeli GAAP, no compensation expenses are recorded in respect of employee stock options.

         Under U.S. GAAP, the Company accounts for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. In accordance with FAS 123 - "Accounting for Stock-Based Compensation" ("FAS 123"), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

         The difference between the price of the shares at each balance sheet date and the exercise price of such options should be charged to income over the vesting period and should be adjusted in subsequent periods up to the measurement date (exercise or expiration date). The amount of the difference should be correspondingly presented as capital surplus.

         The data for each employee stock option plan as of the measurement date, in accordance with APB 25, is as follows:

1)       The 1998 plan for senior officers in the group

         The fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 78.47 ($16.56). The assumptions used in this calculation are: dividend of $1.50 per share a year; expected volatility of 34.9%; risk-free U.S. dollar interest rate of 6% and expected average life of 5 years.

2)       The 2001 plan for senior officers in the group

         The fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 61.33 ($12.95). The assumptions used in this calculation are: dividend yield of 0%; expected volatility of 30.5%; risk-free interest rate (linked to the Israeli CPI) of 4.5% and expected average life of 5.5 years.

3)       The 2001 employee plan

         The fair value of each option at the date of grant, computed by the Black-Scholes formula, was adjusted NIS 69.35 ($14.64). The assumptions used in this calculation are: dividend yield of 0%; expected volatility of 30.5%; risk-free interest rate (linked to the Israeli CPI) of 4.5% and expected average life of 5 years.

PRO-FORMA DISCLOSURE
--------------------

         Had compensation cost for the employee stock options plans, been determined based on the fair value at the grant date, consistent with the method of FAS 123, the Company's net income and earnings per share would have been changed to the pro - forma amounts indicated below:


                                                                                  YEAR ENDED DECEMBER 31
                                                                                  ----------------------
                                                                          2002            2001              2000
                                                                          ----            ----              ----
                                                                          IN THOUSANDS, EXCEPT FOR PER SHARE DATA

Net income, as reported under U.S. GAAP                                   54,624         49,876            79,853
Add (deduct):

    stock based employee compensation
    expense (income), included in reported
    net income, net of related tax effect                                 (1,066)        (3,792)            4,371
Deduct:

    stock based employee compensation
    expense determined under fair value
    method for all awards, net of related tax
    effects                                                               (4,801)        (1,522)              (63)
                                                                          -------        -------              ----

Pro forma net income                                                      48,757         44,562            84,161
                                                                          ------         ------            ------

Earnings per share:

    Basic - as reported                                                    13.94          12.75             20.52
    Basic - pro forma                                                      12.44          11.39             21.63
    Diluted - as reported                                                  13.89          12.66             20.16
    Diluted - pro forma                                                    12.40          11.31             21.25



         The quoted price of the Company's ordinary shares on December 31, 2002 was NIS 146.6 ($30.4).

         A summary of the status of the Company's plans as of December 31, 2002, 2001 and 2000, and changes during the years ended on those dates, is presented below:


                                                 2002                         2001                       2000
                                    ---------------------------    -------------------------   ------------------------
                                                       WEIGHTED                    WEIGHTED                   WEIGHTED
                                                       AVERAGE                     AVERAGE                     AVERAGE
                                                       EXERCISE                    EXERCISE                   EXERCISE
                                                        PRICE                        PRICE                      PRICE
                                         NUMBER          NIS          NUMBER         NIS          NUMBER         NIS
                                         ------          ---          ------         ---          ------         ---
Options outstanding at
    beginning of year                    333,916        184.52        104,163        85.02        155,498        95.15

Changes during the year:
    Granted - below market value                                      275,755       200.46
    Exercised                                                         (46,002)       87.82        (51,335)       90.95
    Forfeited
                                          ------        ------         ------       ------          -----       ------
Options outstanding at end of year       333,916        147.27        333,916       184.52        104,163        85.02
                                         =======                      =======                     =======
Options exercisable at
    year-end                              58,161         99.67        *58,161        92.91          1,498        85.02
                                         =======                      =======                       =====

Weighted average fair value of
options granted during the year              NIS         59.38
                                                         =====

         * The amount includes certain fully vested options that their blocking period is until March 2002.

         The following table summarizes information about options outstanding at December 31, 2002.


                                OPTIONS OUTSTANDING
          ----------------------------------------------------------------          NUMBER OF
                                      NUMBER                                         OPTIONS
          RANGE OF                 OUTSTANDING AT              AVERAGE            EXERCISABLE AT
          EXERCISE                  DECEMBER 31,              REMAINING            DECEMBER 31,
           PRICES                       2002               CONTRACTUAL LIFE            2002
          --------              -------------------        ----------------     -----------------
            NIS                                                 YEARS
            ---                                                 -----
           99.67                      58,161                     2.1                  58,161
          230.61                      48,575                     2.5
          120.80                      48,575                     3.5
          131.84*                     97,150*                    5.0
          165.73                      81,455                     3.8
                                      ------                     ---                  ------
                                     333,916                     3.6                  58,161
                                     =======                                          ======


* Represents 2 batches of 48,575 options each. The exercise price of these batches will be ultimately determined in July 2003 and July 2004, respectively (see Note 6b(2) to the financial statements). If the exercise price of these batches was determined in December 31, 2002 ,it would have been NIS 131.84.

D.       STATEMENTS OF INCOME PRESENTATION
         ---------------------------------

         Under Israeli GAAP, the Company included, in the statements of income for the year ended December 31, 2002, under "other income (expenses)", loss from closure of facilities and disposal of assets and closing inventories.

         Under U.S. GAAP, the loss from inventories should be classified as part of cost of sales and loss from closure of facilities and disposal of assets should be classified as part of operating income.

         These adjustments were included in the reconciliation to the U.S. GAAP (see operating income under U.S. GAAP in Item 3 above).

E.       EARNINGS PER SHARE ("EPS")
         ---------------------------

         Israeli GAAP relating to computation of EPS is described in note 10 to the financial statements.

         The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128.

         As applicable to the company, the main difference between the two methods of EPS computation is that shares to be issued upon exercise of employee stock options (under SAR plans) are taken into account in the computation of basic EPS in Israel, whereas in the United States, in computing basic EPS, only the weighted average number of company shares actually outstanding in the reported period is taken into account, and shares to be issued upon exercise of options are included in the computation of diluted EPS. Another difference is the U.S. requirement for separate presentation - in the income statements - of basic and diluted EPS as long as they are not identical, while, in Israel, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.

         As to the effect of application of U.S. GAAP, see (h) below.

         Following are data relating to the weighted average number of shares for the purpose of computing basic and diluted earnings per share under U.S.
GAAP:


                                                                    2002            2001            2000
                                                                    ----            ----            ----
      Weighted average number of shares used in the              3,918,710       3,911,673        3,890,561
      computation of basic earnings per share

      Net additional shares from the assumed exercise of
      employee stock options                                        14,570          28,713           69,863
                                                                 =========       =========        =========

      Weighted average number of shares used in the
      computation of diluted earnings per share                  3,933,280       3,940,385        3,960,424
                                                                 =========       =========        =========

F.       IMPAIRMENT OF LONG-LIVED ASSETS
         -------------------------------

         For U.S. GAAP purposes, the Company adopted in 2002 FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"). FAS 144 requires that long-lived assets, in order to be held and used by an entity, must be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Under FAS 144, if the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets are written down to their estimated fair values.

         The adoption of FAS 144 did not have any impact on the financial position and results of operations of the Company.

G.       ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
         ------------------------------------------------------------

         Under Israeli GAAP, the Company accounts for its derivative instruments as hedging instruments.

         Under U.S. GAAP, as of January 1, 2001, the Company applied FAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and FAS 138. Under the provisions of FAS 133, the Company's derivative instruments do not qualify for hedge accounting.

         Under U.S. GAAP, FAS 133, as amended, establishes accounting and reporting standards for derivative, including certain derivatives embedded in other contracts, and for hedging activities. Under FAS 133, all derivatives are recognized on the balance sheet at their fair value.

         Since the Company has only limited involvement with derivative financial instruments, the implementation of FAS 133 has insignificant effect on the Company's financial statements.

H. THE EFFECT OF APPLYING U.S. GAAP ON THE CONSOLIDATED FINANCIAL STATEMENTS IS AS FOLLOWS:

         1) Consolidated balance sheet figures:


                                                                             DECEMBER 31
                                                                             -----------
                                                             2 0 02                                   2001
                                                             ------                                   ----
                                                Adjusted NIS      Re-measured NIS      Adjusted NIS       Re-measured NIS
                                                ------------      ---------------      ------------       ---------------
                                                                              IN THOUSANDS
                                              ---------------------------------------------------------------------------
                                              AS REPORTED UNDER                      AS REPORTED UNDER
                                                ISRAELI GAAP      UNDER U.S. GAAP      ISRAELI GAAP       UNDER U.S. GAAP

Inventories                                          97,893             76,817             127,732             97,870
                                                     ======             ======             =======             ======

Investment in associated companies                  396,091            373,878             408,033            361,452
                                                    =======            =======             =======            =======

Fixed assets - net                                  352,475            279,080             336,607            254,949
                                                    =======            =======             =======            =======

Deferred taxes - net                                (51,187)           (37,526)            (47,181)           (15,763)
                                                    ========           ========            ========          =========

Shareholders' equity (11)                          (704,168)          (602,675)           (686,343)          (569,920)
                                                   =========          =========           =========          =========

----------

11       In 2002 the Company distributed dividends in the amount of NIS
         22,626,000.

         2) Consolidated statement of income figures:


                                                                                               YEAR ENDED DECEMBER 31
                                                                                               ----------------------
                                                                                         2002             2001           2000
                                                                                         ----             ----           ----
                                                                                                    IN THOUSANDS
                                                                                    --------------------------------------------
                                                                                              (EXCEPT PER SHARE DATA)
Net income, as reported  according to Israeli GAAP                                       40,523          37,263         91,349
Effect of treatment of the following items in accordance with U.S. GAAP:
   Functional currency (12)                                                              30,191          2,035         (12,306)
   Deferred income taxes - net                                                          (17,156)         6,786           5,181
   Applying APB 25 in respect of employee stock options:
      Gross amount                                                                        1,667          5,925          (6,830)
      Deferred taxes                                                                       (601)        (2,133)          2,459
                                                                                         ------         ------          ------
Net income under U.S. GAAP                                                               54,624         49,876          79,853
                                                                                         ======         ======          ======

Earnings per share:

Under Israeli GAAP - net income per NIS 1 of par value of shares - Primary (13)           1,024            944           2,312
                                                                                          =====           ====           =====

   Under U.S. GAAP - per share:

      Basic                                                                               13.94          12.75           20.52
                                                                                          =====          =====           =====
      Diluted                                                                             13.89          12.66           20.16
                                                                                          =====          =====           =====

3) Shareholders' equity:


                                                                                                  DECEMBER 31
                                                                                                  -----------
                                                                                            2002             2001
                                                                                            ----             ----
                                                                                                 IN THOUSANDS
                                                                                                 ------------
Shareholders' equity according to Israeli GAAP                                            (704,168)        (686,343)
Effect of treatment of the following items in accordance with US GAAP:
    Functional currency                                                                    112,029          144,644
    Deferred income taxes                                                                  (10,464)         (28,221)
                                                                                           --------         --------
Shareholders' equity under US GAAP                                                        (602,675)        (569,920)
                                                                                          =========        =========

----------

12 In 2001 and 2000 including exchange rate differences from the end of each of those years, to December 31, 2002.

13 Each NIS 1 par value is composed of 100 ordinary shares of NIS 0.01 par value.

I.       STATEMENT OF CASH FLOWS
         -----------------------

         The Company presents its cash flow information, under Israeli GAAP net of the effects of inflation.

         The information to be included under US GAAP for the years ended December 31, 2000, 2001 and 2002 is presented below:


                                                                               2002           2001            2000
                                                                               ----           ----            ----
                                                                                          ADJUSTED NIS
                                                                                         (IN THOUSANDS)
                                                                             ---------------------------------------
          Net cash provided by (used in) operating activities                 81,587         16,279        117,171
          Net cash used in investing activities                              (43,682)       (32,667)       (32,510)
          Net cash provided by (used in) financing activities                (47,901)        (1,756)      (196,667)
          Effect of inflation on cash and cash equivalent                     12,056         17,394         (3,060)
                                                                             -------         ------        -------
          INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     2,060           (750)      (115,066)

          BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR            3,846          4,596        119,662
                                                                             -------         ------        -------
          BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                  5,906          3,846          4,596
                                                                             =======         ======        =======

J.       REPORTING COMPREHENSIVE INCOME
         ------------------------------

         In addition to net income, comprehensive income includes translation of foreign currency financial statements of an investee company, as follows:

                                                                                  YEAR ENDED DECEMBER 31
                                                                                  ----------------------
                                                                                 2002                 2001
                                                                                 ----                 ----
                                                                                      RE-MEASURED NIS
                                                                                       IN THOUSANDS
                                                                               -----------------------------
          Net income under U.S. GAAP                                            54,624               49,876
          Differences from translation of foreign currency
              financial statements of an investee company                        2,424                2,425
                                                                                ------               ------
          Comprehensive income                                                  57,048               52,301
                                                                                ======               ======

K.       RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT IN THE UNITED STATES:
         --------------------------------------------------------------

         1) FAS 143

         In July 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations" ("FAS 143") . FAS 143 prescribes the accounting for retirement obligations associated with tangible long-lived assets, including the timing of liability recognition and initial measurement of the liability. FAS 143 requires that an asset retirement cost should be capitalized as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. FAS 143 is effective for fiscal years beginning after June 15, 2002 (January 1, 2003 in the case of the Company).

         The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

         2) FAS 145

         In April 2002, the FASB issued FAS No. 145, "Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Connections" ("FAS 145"). Among other amendments and rescissions, FAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of APB No. 30, "Reporting the Results of Operation - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". FAS 145 is partially effective for transactions occurring after May 15, 2002 and partially effective for fiscal years beginning after May 15, 2002.

         The Company does not expect the adoption of this FAS to have any effect on its consolidated financial statements.

         3) FAS 146

         In June 2002, the FASB issued FAS No. 146 "Accounting for Costs Associated with Exit or Disposal activities" ("FAS 146"). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3 "Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity (including Certain Costs Incurred in a restructuring)". FAS 146 required that a liability for a cost associated with an exit or disposal activity to be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as generally defined in EITF 94-3 was recognized at the date of the commitment to an exit plan. FAS 146 states that a commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. Therefore, FAS 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3.

         It also establishes that fair value is the objective for initial measurement of the liability.

         FAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

         The Company does not expect the adoption of this standard to have a material effect on its consolidated financial statements.

         4) FIN 45

         In November 2002, the FASB issued FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. As to the Company, no additional disclosure required by this statement for the financial statements for 2002 was relevant. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

         The Company does not expect the adoption of FIN 45 to have a material effect on its consolidated financial statements.

         5) FIN 46

         In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" (FIN 46). Under this FIN entities are separated into two populations: (1) those for which voting interests are used to determine consolidation (this is the most common situation) and (2) those for which variable interests are used to determine consolidation. The FIN explains how to identify Variable Interest Entities (VIE) and how to determine when a business enterprise should include the assets, liabilities, no controlling interests, and results of activities of a VIE in its consolidated financial statements.

         The FIN is effective as follows: for variable interests in variable interest entities created after January 31, 2003 the FIN shall apply immediately, for variable interests in variable interest entities created before that date, the FIN shall apply - for public entities - as of the beginning of the first interim or annual reporting period beginning after June 15, 2003.

         The Company has no investment in VIE, thus it expects the adoption of this FIN to have no effect on its consolidated financial statements.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON

                          FINANCIAL STATEMENT SCHEDULE

To the Shareholders of
American Israeli Paper Mills Limited

Our audits of the consolidated financial statements of American Israeli Paper Mills Limited. referred to in our report dated March 12, 2003 also included an audit of Schedule - Valuation and Qualifying Accounts for each of the three years in the period ended December 31, 2002 (the "Schedule"). In our opinion, the Schedule presents fairly in all material respects, the information set forth therein when read in conjunction with related consolidated financial statements.

Tel-Aviv, Israel                                   Kesselman & Kesselman
     March 12, 2003                          Certified Public Accountants (Isr.)

                                            SCHEDULE - VALUATION AND QUALIFYING ACCOUNTS
                                            --------------------------------------------

                                                 THREE YEARS ENDED DECEMBER 31,2002
                                                 ----------------------------------

                                                     (Adjusted NIS In thousands)
                                                     ---------------------------

                COLUMN A                       COLUMN B          COLUMN C         COLUMN D           COLUMN E           COLUMN F
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                    Additions
                                                                Additions                           (reductions)
                                              Balance at        (reductions)                          due to           Balance at
                                               beginning         charged to                        consolidation/        end of
                                               of period         expenses         Deductions       deconsolidation       period

Allowance for doubtful accounts:
Year ended December 31, 2002                    12,481            1,331             (18)                                 13,794
                                                ======            =====             ====                                 ======

Year ended December 31, 2001                    14,022              99             (1,640)                               12,481
                                                ======            =====             ====                                 ======

Year ended December 31, 2000                    24,451            8,055             (393)            (18,091)            14,022
                                                ======            =====             ====             =======             ======


                                     ITEM 19

                                    EXHIBITS

         (a) The following financial statements and supporting documents are filed with this report:

         (i) Consolidated Audited Financial Statements of the Company for the year ended December 31, 2002 (including reports of Luboshitz Kasierer, an affiliate of Ernst & Young, for TMM Integrated Recycling Industries Ltd. and Barthelemi Holdings Ltd. and of Kost, Forer and Gabbay, an affiliate of Ernst & Young, for Carmel Container Systems Ltd.

         (ii) Financial statements of Neusiedler Hadera Paper Ltd. for the year ended December 31, 2002.

         (iii) Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2002.

         (iv) Report of Kesselman & Kesselman, an affiliate of
PricewaterhouseCoopers, re Schedule on Valuation and Qualifying Accounts and Schedule.

         (v) Report of Kesselman & Kesselman, an affiliate of
PricewaterhouseCoopers, on reconciliation to U.S. GAAP.

         (b)      Exhibits:

         1.1*     Memorandum of Association

         1.2**    Articles of Association

         3.1*** Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd.

         8.1      List of subsidiaries

         10.1 Certification of the Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         10.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 1987, file No. 1-4212, and incorporated by reference herein.

** Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, file No. 1-4212, filed with the SEC in June 2001 and incorporated by reference herein.

*** Incorporated by reference to the exhibit number 3.1 in the Company's form 20-F for the year ended December 31, 1987.

                                   SIGNATURES

         The Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN ISRAELI PAPER MILLS LIMITED


                                            By:    /s/ Lea Katz
                                                   -----------------------------
                                                   Name: Lea Katz
                                                   Title: Corporate Secretary


Dated:   June 23, 2003

                                  CERTIFICATION
                                  -------------

         I, Avi Patir, certify that:

         1. I have reviewed this annual report on Form 20-F of American Israeli Paper Mills Ltd.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:   June 23, 2003                               /s/  Avi Patir
                                                     ---------------------------
                                                     Avi Patir
                                                     Chief Executive Officer

                                  CERTIFICATION
                                  -------------

         I, Israel Eldar, certify that:

         1. I have reviewed this annual report on Form 20-F of American Israeli paper Mills Ltd.;

         2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

         3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

         4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

                  a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

                  b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

                  c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

         5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

                  a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

                  b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

         6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated:   June 23, 2003                               /s/  Israel Eldar
                                                     ---------------------------
                                                     Israel Eldar
                                                     Chief Financial Officer

                                  EXHIBIT INDEX
                                  -------------

         1.1*     Memorandum of Association

         1.2**    Articles of Association

         3.1*** Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd.

         8.1      List of subsidiaries

         10.1 Certification of the Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

         10.2 Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 1987, file No. 1-4212, and incorporated by reference herein.

** Previously filed as an exhibit to the Company's Annual Report on Form 20-F for the year ended December 31, 2000, file No. 1-4212, filed with the SEC in June 2001 and incorporated by reference herein.

*** Incorporated by reference to the exhibit number 3.1 in the Company's form 20-F for the year ended December 31, 1987.