Form 20-F
period 2004-12-31
AMERICAN ISRAELI PAPER MILLS LTD
filed 2005-06-28
CIK 5337

Commission File No. 1-4212

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

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

             3,996,674 Ordinary Shares, par value NIS .01 per share

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

                                     PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS


Not applicable to Annual Reports

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Annual Reports

ITEM 3 - KEY INFORMATION

A.       Selected Financial Data

         American Israeli Paper Mills Ltd. ("AIPM" or the "Company") prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects, as described in ITEM 18 below.


The following selected financial data is derived from the audited consolidated financial statements of the Company.

         The financial data is presented in New Israeli Shekel (NIS) as follows:
AIPM made a transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM's reports were in NIS, adjusted to changes in the exchange rate of the U.S. dollar against the NIS.

         The comparison figures for the years 2000 - 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the U.S. dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379). See also note 1b to the financial statements.

                       Five Fiscal Year Financial Summary

According to Israeli GAAP

(In Thousands of NIS Except Per Share Amounts)                            Year Ended December 31
                                                     -----------------------------------------------------------------
Income Statement data:                                 2004          2003          2002           2001      (1)   2000
                                                     ---------     ---------     ---------     ---------     ---------
Net Sales                                              482,854       465,092       455,775       469,708       745,946
Operating Income                                        53,930        46,584        36,455        20,526        63,212
Share in profits of associated companies, net           25,072        35,549        16,727        15,011        36,034
Net Income                                           (2)62,732        60,047        37,460        34,447     (2)84,445

Selected balance sheet data:
Total Assets                                         1,162,387     1,253,274     1,052,123     1,052,141     1,058,901
Property, Plant &  Equipment (net)                     324,406       325,641       325,837       311,168       311,872
Long-term Debt                                         261,269       268,052        70,257        79,611        93,510
Shareholders' Equity                                   575,313       614,230       650,950       634,472       603,200

Per Share Data:
Shares Outstanding at End of Year                    3,996,674     3,968,295     3,918,710     3,918,710     3,890,561
Net Income per NIS 1 Par value:
         Primary                                         1,544         1,494           947           873         2,137
         Fully Diluted                                   1,544         1,494           947           873         2,137
Dividend per share                                    (3)25.12      (3)25.12       (3)5.30             -         13.79

----------

         (1) The consolidated financial statements since 2000 were influenced significantly by the following transactions:

         (a) The finalization of the joint venture with Neusiedler AG (NAG), an Austrian corporation, under which a company named Neusiedler Hadera Paper (NHP), was formed, effective January 1, 2000 (by purchasing AIPM's operations in printing and writing paper), and in which NAG holds 50.1% and AIPM holds 49.9% of the shares. Consequently, as of that date, the results of NHP's operations are no longer consolidated with the results of the Company. Since January 1, 2000, AIPM's share in NHP's results is included in the Company's statement of income under the item "Company's share in profits of associated companies." In the balance sheets, AIPM's share in the shareholders' equity of NHP is included in "Investments in associated companies". NHP was renamed in November 2004 and it is now called Mondi Business Paper Hadera Ltd. ("Mondi Hadera").

         (b) On March 31, 2000, Kimberly-Clark Corporation (KC) exercised the option that was granted to it in January 2000 and acquired from AIPM 0.2% of the shares in Hogla-Kimberly Ltd. (hereinafter H-K) in return for $5 million, thereby increasing its holdings in H-K to 50.1%. Consequently, as of the second quarter of 2000, the results of H-K are no longer consolidated with AIPM's consolidated results and AIPM's share in the results of operations of H-K (49.9%) is included in the item "Company's share in the profits of associated companies." AIPM's share in the shareholders' equity of H-K is included in the balance sheets under "Investments in associated companies."

         (2) The net income includes a material non-reoccurring gain in the year 2000, (in the sum of NIS 20,086 thousands, originated from the changes in holdings described above) and in the year 2004 (in the sum of NIS 14,440 thousands, originated from certain tax benefits - see "net profit" on page 21)


         (3) Dividend for 2001, in the sum of NIS 5.30 per share ($1.21 per share) was declared in March 2002 and paid in April 2002.

         Dividend for 2002, in the sum of NIS 6.31 per share ($1.44 per share) was declared in March 2003 and paid in April 2003.

         Dividend paid in 2003 includes a special dividend for 2003 in the sum of NIS 18.81 per share ($4.29 per share). Dividend for 2003 in the sum of NIS
25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.

According to U.S. GAAP

(In Thousands of re-measured NIS except per share amounts)

                                                                         Year ended December 31
                                                  -----------------------------------------------------------------
Income Statement and balance sheet data:              2004          2003          2002          2001      *   2000
                                                  ---------     ---------     ---------       -------       -------
Sales                                               482,854       481,491       492,990       451,152       705,884
Operating Income                                     63,974        53,688        53,751        25,723        61,189
Share in profits of associated companies, net        29,213        20,972        27,464        22,993        37,967
Net Income                                        (1)58,720     (1)38,469        54,624        49,876     (1)79,853
Total Assets                                      1,107,725     1,189,215     1,026,083       966,747       926,362
Property, Plant & Equipment (net)                   285,851       283,831       279,077       245,949       243,656
Long-term Debt                                      261,269       268,052        76,001        80,284        86,292
Shareholders' Equity                                520,482       550,354       602,675       569,920       512,988
Per Share Data: (re-measured NIS)

Shares Outstanding at End of Year                 3,996,674     3,968,295     3,918,710     3,918,710     3,890,561
Net Income Per Share:
         Basic                                        14.76          9.77         13.94         12.75         20.52
         Diluted                                      14.52          9.69         13.81         12.66         20.16
Dividend per share                                 (2)25.12      (2)25.55       (2)5.77          (2)-         12.84


For further information about the effect of application of U.S. GAAP, see Item
18.


Exchange Rates

         The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.416 to the dollar on May 31, 2005. The high and low exchange rates between the NIS and the U.S.

----------

* See page 3 (footnote 1) explanation of changes in the consolidated statements, resulting in the de-consolidation of Mondi Hadera (as of January 1, 2000) and of H-K (as of March 31, 2000) and their becoming associated companies.

(1) The net income includes a material non-reoccurring loss in the year 2003, in the sum of NIS 16,986 thousands, [representing other than temporary impairment of an investment in an associated company (see
         Item 18-e)]. A material non-reoccurring gain was included in the year 2000, in the sum of NIS 18,500 thousands, originated from the changes in holdings described above.

         A material non-reoccurring gain was included in the year 2004, in the sum of NIS 14,440 thousands, originated from certain tax benefits (see "net profit" on page 21).

(2) Dividend for 2001, in the sum of NIS 5.77 per share ($1.21 per share) was declared in March 2002 and paid in April 2002.

         Dividend for 2002, in the sum of NIS 6.61 per share ($1.44 per share) was declared in March 2003 and paid in April 2003.

         Dividend paid in 2003 includes a special dividend for 2003 in the sum of NIS 19.04 per share ($4.29 per share).

         Dividend for 2003 in the sum of NIS 25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.

dollar during the six months of December 2004 through May 2005, as published by the Bank of Israel, were as follows:

 Month                      High                     Low
------                      ----                     ---
                            1 U.S. dollar =          1 U.S. dollar =

December 2004               4.374 NIS                4.308 NIS
January  2005               4.414 NIS                4.308 NIS
February 2005               4.392 NIS                4.357 NIS
March 2005                  4.379 NIS                4.299 NIS
April 2005                  4.395 NIS                4.360 NIS
May 2005                    4.416 NIS                4.348 NIS


         The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

Period                                                Exchange Rate
------                                                -------------

January 1, 2000 - December 31, 2000                   4.067 NIS/$1
January 1, 2001 - December 31, 2001                   4.219 NIS/$1
January 1, 2002 - December 31, 2002                   4.736 NIS/$1
January 1, 2003 - December 31, 2003                   4.512 NIS/$1
January 1, 2004 - December 31, 2004                   4.483 NIS/$1



Forward Looking Statements

         This Annual Report on Form 20-F contains "forward-looking" statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended (the "1934 Act") (collectively, the "Safe Harbor Provisions"). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties and actual results may differ significantly. Forward-looking statements are typically identified by the words "believe", "expect", "intend", "estimate" and similar expressions. Such statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption "Risk Factors" (the Company refers to these factors as "Cautionary Statements"). Any forward-looking statements contained in this Annual Report speak only as of the date hereof, and the Company cautions potential investors not to place undue reliance on such statements. The Company undertakes no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to the company or persons acting on the company's behalf are expressly qualified in their entirety by the Cautionary Statements.

B.       Capitalization and indebtedness

         Not applicable.

C.       Reason for the offer and use of proceeds

         Not applicable.

D.       Risk factors

Macro-economic risk factors

A slowdown in the market may result in a reduction of profitability

         A slowdown in the global markets as well as in the Israeli market may cause: a decrease in the demand for the Company's and its associated companies' products, an increase in the competition with imported products and a decrease in the profitability of export and that could result in a reduction in the Group's* sales and a decline in its profitability.

Future legal restriction may negatively affect the results of operations

         The Company's activities and its subsidiaries and associated companies' activities are imposed by legal restrictions (such as government policy on various subjects, different demands made by the authorities supervising environmental regulations and governmental decisions to raise minimum wages) . These restrictions may affect the results of operations of these companies.

Any future rise in the inflation rate may negatively affect business

         Since the Company possesses a significant amount of CPI-linked liabilities, a high inflation rate may cause significant financial expenses. Consequently, the Company makes hedges from time to time to cover the exposure due to the liabilities. A high inflation rate may also affect wage expenses, which, at the long run, tend to be adjusted to the changes in the CPI.

Changes in the foreign exchange rates may cause erosion in profitability

         The Company, its subsidiaries and associated companies are exposed to risks due to changes in the foreign exchange rates, either due to importing raw materials and finished products or due to exporting to international markets. Change in the foreign exchange rates of the different currencies compared to the New Israeli Shekel may cause erosion in profitability and cash flow, especially in the associated companies.

Risk Factors relating to the Company

The company faces significant competition in the markets the Company operates in

         The Company operates in the packaging paper and office supplies industries, both of which are highly competitive. In the packaging paper industry the Company faces competition from imported paper. In the office equipment sector the Company faces competition from many suppliers that operate in the Company's markets. The associated companies are also exposed to competition in all of their operations. This competition may negatively affect the future results.

For further information see pg. 12 - competition.

----------

* The Group - The Company and its subsidiaries and associated companies

The Company is exposed to increases in the cost of raw materials.

         The increase in the activity of the paper machines, which are based on paper waste as a recycled fiber, makes it necessary to increase collection of paper waste and to add more expensive resources. The lack of enforcement of the Israeli recycling laws, which require waste recycling, makes it difficult to find alternative resources at a competitive cost.

         There is an exposure in the associated companies resulting from fluctuation of prices of raw material and of the imported products, which arrive to Israel without customs or entry barriers. Exceptional price increase of raw materials and imported products may have an adversary effect on these Companies' profitability.

The Company is dependent on energy prices.

         AIPM's activities are highly dependent on the consumption of energy and therefore are influenced by fuel and electricity prices. AIPM's profitability may suffer if there is an exceptional increase in energy prices.

Credit Risks

         Most of the Company's and its subsidiaries' sales are made in Israel to a large number of customers. Part of the sales is made without full security of payment. The exposure to credit risks relating to trade receivables is usually limited, due to the relatively large number of our customers. The Company performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

The operations in Turkey may suffer as a result of the Turkish economy.

         The Company is exposed to various risks related to its activities in Turkey, where H-K operates through its subsidiary, Ovisan. These risks result from economic instability and high inflation rates, which have characterized the Turkish economy during the past years, and may be repeated and adversely affect Ovisan's activities.

         For further information, see "Item 11 - Quantitative and Qualitative Disclosure about Market Risk".

ITEM 4 - INFORMATION ON THE COMPANY

A.       History and Development of the Company

         The Company was incorporated in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies (which together with the Company are referred to as the "Group") is Israel's largest manufacturer of paper and paper products.

         The Company's principal executive offices are located at 1 Meizer St., Industrial Zone, P.O. Box 142, Hadera, Israel, Tel: (972-4) 634-9349, fax:
(972-4) 633-9740.

         The organizational structure of the Company and certain subsidiaries was changed as of January 1, 1999. This change was intended to result in an operational separation between various activities, especially in the paper and board divisions, to allow for better business focus, greater operating efficiency and the formulation of business strategies that facilitate the establishment of additional international strategic alliances.

         Within the framework of the organizational changes, different fields of operations were defined and separated, including printing and writing paper and packaging paper. For each of them a separate management team was assigned.

         Over the last few years, the Group has created several new joint ventures as follows:

         1. In July 1992, the Group purchased 25% of the shares of Carmel Container Systems Ltd. ("Carmel"), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products. As of May 31, 2005, the Group held 26.25% of the shares of Carmel. Other major shareholders in this company are Rand Whitney Inc. (35.46%) and Ampal Ltd. (21.75%). Carmel shares were traded in AMEX and are currently in a process of deregistration and delisting.

         2. In 1996, KC acquired 49.9% of the shares of Hogla, a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd (H-K). H-K is engaged in the production and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products. The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer H-K access to international markets. In 1999, H-K purchased Ovisan, a Turkish manufacturer and marketer of diapers and paper products. On March 31, 2000, KC increased its holdings in H-K to 50.1%.

         3. Effective January 1, 2000, AIPM entered into a joint venture agreement with NAG, pursuant to which NAG acquired 50.1% of AIPM's printing and writing paper operations. The printing and writing paper operation was separated from AIPM upon the completion of this transaction and was sold to NHP, a subsidiary that was established for this purpose. In return for the acquisition of 50.1% of the shares of the new company, NAG paid to NHP $10 million in cash and lent to NHP $10 million. NHP was renamed in 2004 and is now called Mondi Business Hadera Paper (Mondi Hadera).

         4. Amnir Recycling Industries Ltd. (Amnir) (a wholly owned subsidiary of AIPM), which is engaged in the collection and recycling of paper and plastic waste and in the confidential data destruction, acquired in 1997 and 1998 20% and 10%, respectively, of Cycle-Tec Recycling Technologies Ltd. (Cycle-Tec), a research and development company which develops a process for manufacturing of a high strength / low cost composite material, based on recycled post consumer plastic and paper, treated with special chemical additives,. As of May 31, 2005, Amnir owned 30.18% of Cycle-Tec.

         In 2004 Amnir established a new company in Switzerland for data destruction through the operation of mobile shredder trucks at customers sites, in which the Group holds 75% together with a partner that holds 25%. Amnir is exploring the feasibility of penetrating this sector of operation in Europe.

         5. In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d'Entreprises Automobiles (CGEA), for the sale of 51% of the operations of Amnir Industries and Environmental Services Ltd. (Amnir Environment) in the field of solid waste management (waste disposal and management of transfer stations and landfills) for a purchase price of $7.8 million. CGEA is an international French company, which is part of the Veolia group and one of the world's leading companies in the field of environmental services. The agreement did not apply to Amnir's operations in collecting and recycling paper and plastic.

         6. In March 2000, AIPM and CGEA, on the one hand, and Tamam Integrated Recycling Industries Ltd. (T.M.M) and its controlling shareholders, on the other hand, entered into an agreement pursuant to which AIPM and CGEA acquired through a joint company from T.M.M.'s controlling shareholders 62.5% of the share capital of T.M.M., a leading Israeli company in the solid waste management field, for $15.85 million. Simultaneously therewith, 100% of Amnir Environment's shares were transferred to T.M.M. in return for an allocation of 35.3% of the shares of T.M.M to the shareholders of Amnir Environment. Following such transaction, AIPM and CGEA owned, together, 75.74% of the shares of T.M.M. In August and September 2000, T.M.M. acquired approximately 3% of its own share capital. In December 2001, and in August 2003 AIPM and CGEA acquired additional shares of T.M.M.'s share capital through a joint company (Barthelemi Holdings Ltd.), resulting in an increase in the ownership of shares of T.M.M. by AIPM and CGEA to 88.02% as of May 31, 2005. AIPM holds directly and indirectly 41.6% of TMM's shares and CGEA holds 46.4% of TMM's shares.

Capital Expenditures and Divestitures

The following data is derived from the consolidated financial statements

2004:

The investments in fixed assets of the Company totaled about NIS 31.0 million in 2004 (about $6.9 million). These investments included:

- Investments of approximately NIS 2.2 million ($0.5 million) in environmental issues.

- An investment of approximately NIS 2.2 million ($0.5 million) in a machine for the manufacturing of cores based on Cycle-Tec technology.

- Investments totaling NIS 26.6 million ($5.9 million) in buildings, equipment, transportation and Information Technology.

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

- Investments totaling NIS 24 million ($5.5 million) in buildings, equipment, transportation and Information Technology.

2002:

The investments in fixed assets totaled about NIS 46.8 million (about $10.7 million). These investments included:

- The payment of approximately NIS 26.8 million ($6.1 million) in connection with the extension of the lease for property from the Tel Aviv Municipality, for an additional period ending during 2059.

- The completion of the investment in the anaerobic installation in Hadera, Israel as part of the Group's environmental operations. The additional investment in 2002 totaled NIS 3.5 million ($0.8 million).

- Investments totaling NIS 16.6 million ($3.8 million) in the renovation of manufacturing and transport equipment.


B.       Business Overview

         I. The Group's Operations and Principal Activities

         The Company is engaged through its subsidiaries in the manufacture and sale of packaging paper, in the collection and recycling of paper and plastic waste and in the marketing of office supplies, mainly to the institutional and business sector. The Company also holds interests in associated companies that deal in the manufacture and marketing of printing and writing paper, household paper products, hygiene products, disposable diapers, complementary kitchen products, corrugated board containers and packaging for consumer goods and the handling of solid waste.

         In order to serve the paper production activities, the Company, through a wholly owned subsidiary, is supplying engineering services, maintenance, steam and energy, water supply, sewage treatment etc. to the different paper machines located in the main site of the Company in Hadera in return for cost sharing.

         The Company operates in its main production site in Hadera according to the following standards:

         ISO 9001/2000 - quality management

         ISO 14001 - environmental regulations

         Israeli Standard 18001 - safety

         The principal products produced and/or marketed by the Company, its subsidiaries and associated companies are as follows:

         o        Grades of Paper and Board

         Printing and writing paper, publication papers in reels, coated paper, carbonless paper, cut-size paper for copy laser and inkjet, copy-book paper, paper for continuous forms, paper for envelopes and direct mailing and various grades of packaging paper and board.

         o        Packaging Products

         Folding cartons, corrugated containers, consumer packages, solid board containers and pallets.

         o        Household Products

         Bathroom tissue, kitchen towels, facial tissue, napkins, disposable tablecloths, sanitary towels, panty shields, tampons, disposable baby diapers, training pants, baby wipes, disposable adult diapers, incontinence pads, cups and plates.

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

Sales and Marketing

         The Group's packaging and wrapping paper products are sold mostly to four main customers in Israel, which operate in the corrugated board sector with whom the Group has a long business relations.

         The Group's office supplies products are sold to thousands of customers in the Business to Business sector and to institutions such as governmental offices and banks. About 25% of the sales are made through tenders.

         The Group's paper grades products are sold to publishers, big and medium size printers, converters, and wholesalers some of which are part of the Group, as well as other direct customers.

         The Group's household products are marketed mainly through retail marketing chains, stores and the institutional market.

         The Group's packaging products are sold to a wide range of customers in different sectors (e.g., industry, agriculture, food and beverage industry), including direct marketing to ultimate customers through subcontractors and agents.

         The  Group's   waste   disposal   services  are   provided   mostly  to
municipalities through tenders and directly to other customers. The Group also operates landfills and transfer stations for the handling of solid waste.

The Group's main marketing strategy has the following objectives:

         (a) Maintaining its existing dominant share in the Israeli market of paper grades and household products produced by the Group and imported by it, through short delivery time and prompt service, while constantly improving the quality of its products.

         (b) Meeting the growing and changing requirements of the market by adding new products and improving the quality of existing grades of paper in order to meet the technological changes required by new printing equipment and the needs of the customers.

         (c) Exploring new business opportunities in Israel and abroad and increasing the range of its products and the production capacity.

The following table sets forth the consolidated sales in NIS millions(**) by categories of the consolidated segments of operations:

**       AIPM made the transition to reporting in nominal New Israeli Shekels
         (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

         The comparison figures for the years 2003 - 2002 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

      Packaging Paper
       Manufacturing                Marketing Office
     and recycling (1)               Supplies (2)                     Total
-------------------------     -------------------------     -------------------------
2004      2003      2002      2004      2003      2002      2004      2003      2002
-----     -----     -----     -----     -----     -----     -----     -----     -----
367.4     332.1     314.6     115.5     133.0     141.1     482.9     465.1     455.8
=====     =====     =====     =====     =====     =====     =====     =====     =====

The above mentioned segments include the following activities:

1. Packaging paper manufacturing and recycling - manufacturing and marketing of packaging paper, including collecting and recycling of paper waste. The manufacturing of packaging paper relies mainly on paper waste as raw materials.

2. Marketing office supplies - Marketing of office supplies and paper, mainly to institutions.

Raw Materials

         The raw materials required for paper and board production are different wood pulps, secondary fibers (i.e., waste paper) and various chemicals and fillers. Pulp is imported primarily from major suppliers in Scandinavia, the United States, Portugal, Austria, Germany, Brazil and South Africa on a regular basis. The bulk of the pulp tonnage purchased is secured by revolving long-term agreements renewed on a yearly basis. Most of the pulp for the printing and writing paper manufactured by Mondi Hadera is purchased by Mondi Business Paper (the Austrian parent company), which purchases pulp for its subsidiaries around the world. This ensures fluent supply and better prices.

         The pulp for the household products is being imported by H-K with the assistance of K-C.

         About 65% of the fibers required in paper production of the Group (including printing and writing paper and household products) come from waste paper, which in some paper grades, is used in lieu of relatively more expensive pulp. The production of packaging and wrapping paper is based mostly on recycled fibers. Therefore, the main raw material used for the production of packaging and wrapping paper is paper waste most of which is collected from various sources by Amnir, a wholly owned subsidiary of the Company. Approximately 200,000 tons per year of waste paper are collected and handled by Amnir, most of which are used by the Group for the production of paper and some of which is sold to tissue paper manufacturers. Apart from the waste paper collected by Amnir there is a use of residue which is created during the production of packages and purchased from the manufacturers of corrugated board.

         The main raw material required for the manufacture of corrugated board is board paper. Carmel purchases paper from two main suppliers one of them is a company within the Group.

         Since 1996, the Company has been using precipitated calcium carbonate
(PCC), a special pigment used for filling and coating paper in order to improve quality. The PCC is manufactured in a plant constructed and operated by Specialty Minerals Israel Ltd. (SMI), which is a wholly owned subsidiary of Minerals Technologies Inc., a U.S. company. In 2004 an agreement was signed between Mondi Hadera and Omya International AG for the supply of PCC for a period of ten years commencing in April 2006. Omya will construct and operate a PCC plant in Israel. The PCC purchased from Omya will replace the PCC purchased from SMI and is expected to be cost saving.

         The cost of paper production is affected by fluctuating raw material prices and the cost of water, energy and fuel oil.

Competition

         Most of the Group's products that are sold on the local market are exposed to competition with local and imported products. The imported products arrive in Israel exempt from import tariffs, especially from the EEC, EFTA and the USA. The tariffs on imports of fine paper from other countries are in the range of 0% -12%.

         The main competitors of the Group in the different fields of operation are Israeli companies which sell mainly imported products, except for sales of baby diapers and hygienic products in which the Group's main competitor is Proctor & Gamble.

         In the market for office supplies that are sold directly to institutions and businesses there are numerous local suppliers, that compete with the Company.

         The Group collection and paper recycling operation is exposed to local competition by local companies which operate all over the country.

         The competition has influence over the selling prices that the Group can charge. The Group competes with the imported products by emphasizing the advantages of having a local supplier by ensuring the customers uninterrupted supply and service on short notice and excellent quality of products.

C.       Organizational Structure

         As of May 31, 2005, Clal Industries and Investment Ltd. (Clal) beneficially owned 32.90% of the ordinary shares of the Company and Discount Investment Corporation Ltd. (DIC) beneficially owned 18.59% of the ordinary shares of the Company. Clal and DIC agreed to coordinate and pool their voting power in the Company. To our knowledge, IDB Development Corporation Ltd. owns 67.26% of DIC and 61.93% of Clal. See "Item 7 - Major Shareholders and Related Party Transactions."

                Significant subsidiaries and associated companies

         Name of the Company                                               Ownership and Voting        Country of
                                                                                                      Incorporation
Subsidiaries

Amnir Recycling Industries Ltd.                                                   100.00%                 Israel

Graffiti Office Supplies & Paper Marketing Ltd.                                   100.00%                 Israel

Attar Marketing Office Supplies Ltd.                                              100.00%                 Israel

American Israeli Paper Mills Paper Industry (1995) Ltd.                           100.00%                 Israel

Datashred 2003 AG                                                                 75.00%               Switzerland


Associated Companies

Hogla-Kimberly Ltd.                                                               49.90%                  Israel

Ovisan Sihhi Bez Sanai Ve Ticaret A.S.                                            49.90%                  Turkey

Mondi Business Paper Hadera Ltd.                                                  49.90%                  Israel


Barthelemi Holdings Ltd.                                                          33.91%                  Israel

T.M.M. Integrated Recycling Industries Ltd. (direct and indirect)                 41.60%                  Israel

Carmel Containers Systems Ltd.                                                    26.25%                  Israel

C.D. Packaging Systems Limited (direct and indirect)                             63.20%*                  Israel

Cycle-Tec Recycling Technology Ltd.                                               30.18%                  Israel


D.       Property, Plants and Equipment

         The Group's principal executive offices and manufacturing and warehouse facilities are located on approximately 69 acres of land in Hadera, Israel, which is 31 miles south of Haifa, a major seaport, and 28 miles north of Tel Aviv. The Company owns 51 acres, and 18 acres are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate during future years from 2008 until 2053. Some of this land is rented to associated companies, which operate in Hadera.

         The Group's facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 1,200,000 square feet are utilized for manufacturing, storage and sales and administrative

----------

* The holding in voting shares is 63.05% offices. An additional plant owned by H-K is located in a 10-acre plot in Afula, a city in northern Israel. H-K is leasing from the Israel Land Administration in Nahariya, in northern Israel, approximately 6 acres, which are rented to an associated company. In September 2002, the Company signed an agreement with the Tel Aviv Municipality for the extension of the lease period of a real estate lease for a plant in Tel Aviv, that was shut down at the end of 2002, until the year 2059, in return for the payment of $6.2 million by the Company. The Company is investigating several options for using the land.

         The Group also owns a warehouse containing 50,000 square feet situated on three acres in the Tel Aviv area rented to third party, and a two-acre parcel in the industrial zone of Bnei Brak, near Tel-Aviv, which is used for waste paper collection.

         H-K's headquarters and logistic center, which are leased under a long term lease agreement, are located in a new modern site in Zrifin, near Tel-Aviv, covering an area of 430,550 square feet, with 188,370 square feet of buildings.

         Associated companies rent plant and office facilities in Migdal Haemek and Caesarea and additional warehouses and waste paper collection sites throughout Israel.

         The machinery, equipment and assets of the Company are free of any mortgage, lien, pledge or other charge or security interest.

         The Group owns six paper machines that are used in the manufacture of various grades of paper and board. Most of the paper production facilities of the Company and its subsidiaries are located in Hadera where it operates five machines with a combined production capacity of over 320,000 tons per year. The Group owns another machine in Nahariya which produces tissue paper with production capacity of 20,000 tons per year.

         The Group also operates converting lines for personal care and household paper products in Hadera and Nahariya.

         The Group maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel and a plant for the recycling of urban waste in Afula. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products, a plant in Migdal Haemek for the production of paperboard consumer packages and a plant in Hadera for recycling plastic waste. The Group also operatesa second plant for handling and recycling urban waste in Petah Tikva, near Tel-Aviv, and several landfills.

         The Company established in 2000 a new co-generation power plant, based on high-pressure steam available from steam drying employed in paper production, for a total investment of about $14 million. The operation of the power plant, situated in Hadera, and the Group now enjoys an independent power generation capacity of 18MW, with generation costs considerably lower than the cost of electricity purchased from the Israel Electricity Company. As part of this project, the infrastructure of the main electricity supply system was renovated and improved, utilizing modern technological innovations.

         The Company is promoting a project for establishing a combined cycle co-generation plant based on natural gas at Hadera. In addition, the Company is preparing for the conversion of its energy-generation systems to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. This conversation is expected to enable savings in production costs, while further improving environmental compliance. The capacity of the plant is expected to enable the Company to sell electricity to external users, including the Israel Electric Company.

         In October 2004 a wholly owned subsidiary of the Company, American Israeli Paper Mills Paper Industry (1995) Ltd., was granted by the Minister of National Infrastructure a basic permit to generate electricity by means of power and heat systems (co-generation). In addition, in December 2004 the project was announced as "a National Infrastructure Project".

         Environmental Regulation Matters

         The business license of the main production site of the Group in Hadera includes conditions regarding sewage treatment, effluent quality, air quality and the handling of waste and chemicals. In addition, the site has to operate according to the conditions of the Israeli water commission regarding effluent disposal.

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

         In 2003 the Group recorded a significant improvement in sewage waste quality, following the conclusion of the running-in and the optimization of its anaerobic process facility and a significant reduction in sewage quantity.

         During the years 2000-2004 the Group invested approximately $6 million in projects intended to enable it to comply with the strict environmental regulations applicable to it out of which $1 million was invested during 2004. In addition, at the beginning of 2005 the Group had installed and bagan operating a sand filter as tertiary treatment for its effluent in the site in Hadera. The investment in this project was approximately $400,000.

         The Company is promoting a project for establishing a combined cycle co-generation plant based on natural gas at Hadera. This project is expected to contribute and improve the environmental compliance since the Company will use natural gas instead of fuel oil.

         The Group's achievements in the environmental protection during the last few years were acknowledged at the end of 2002, when the paper mills at the Hadera site won the Shield for Environmental Excellence in Industry Award granted by the Israeli Ministry of the Environment. In 2004 all plants at the main Hadera site passed successfully various environmental inspections.

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

Allowance for doubtful accounts

         The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for doubtful accounts as a percentage of all specific debts doubtful of collection. The allowances are based on the likelihood of recoverability of accounts receivable considering the aging of the balances, the Company's historical write-off experience, net of recoveries, change in credit worthiness of the customers, and taking into account current collection trends that are expected to continue. These estimated allowances are periodically reviewed, analyzing the customers' payment history. Actual customer collections could differ from the Company's estimates.

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

Deferred income taxes

         Deferred taxes are determined utilizing the asset and liability method, based on the differences between the amounts presented in the financial statements and those taken into account for tax purposes, in accordance with the related tax laws. Valuation allowances are included in respect of deferred tax assets when it is more likely than not that such assets will not be realized. The Company has considered future taxable income and tax planning strategies in assessing the need for the valuation allowance. Management evaluates the realizability of the deferred tax assets on a current basis. If it were determined that the Company would be able to realize the deferred tax assets in excess of its net recorded amount, an adjustment to deferred tax assets would increase income.

Impairment in value of Long-Lived Assets (including fixed assets and investments in associated companies)

         In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter - IASB) - "Impairment of Assets", became effective. According to this standard the company performs a periodic review to evaluate the need for a provision for impairment regarding its non-monetary assets - mainly fixed assets as well as investments in associated companies.

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

Discontinuance of Adjusting Financial Statements for Inflation

         In October 2001, the IASB issued Israel Accounting Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation" (hereinafter - Standard 12), which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004.

         The Company's financial statements were drawn up in NIS adjusted for the changes in the dollar (as allowed by section 29(b) of Opinion 36 of the Israeli Institute) until December 31, 2003. Based on Standard 12 and the provisions in paragraph 4 to Israeli Accounting Standard No. 13, with effect from January 1, 2004, the Company is no longer able to measure its operations in dollars, and its operations are measured in NIS. The inflation-adjusted NIS amounts as of December 31, 2003, are the base for the nominal-historical financial reporting following January 1, 2004.

See also note 1b to the financial statements.

         As for information regarding the effects of new Israeli accounting standards - see note 1q to the financial statements.

A.       Operating Results

         The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

                   Amount and Percentage Increase (Decrease)



                                                                     New Israeli Shekels (in thousands)(1)
                                                           --------------------------------------------------
                                                              Year ended 12/31/04          Year ended 12/31/03
                                                                       v.                           v.
                                                              year ended 12/31/03          year ended 12/31/02
                                                           ------------------------        ------------------
                                                          Changes              %          Changes          %
                                                            NIS                             NIS
                                                           -----             ------        -----         ----
Net sales                                                 17,762               3.8         9,317          2.0
Cost of sales                                             13,719               3.8        (1,586)        (0.4)
                                                          ------               ---        ------         -----
Gross profit                                               4,043               3.9        10,903         11.9
Selling, administrative and general expenses              (3,303)             (5.9)          774          1.4
                                                          -------             ----           ---          ---
Income from ordinary operations                            7,346              15.8        10,129         27.8
Financial expenses - net                                   2,871             (18.0)      (13,001)       435.3
Other income                                              (1,609)           (100.0)        4,551
                                                          -------                          -----
Income before taxes on income                              8,608              26.7         1,679          5.5
Taxes on income                                            4,554             (59.1)        2,086         21.3
                                                           -----             -----         -----         ----
Income from operation of the Company and the
consolidated subsidiaries                                 13,167              53.7         3,765         18.2
Share in profits of associated companies                 (10,477)            (29.5)       18,822        112.5
                                                         -------             -----        ------        -----
Net income                                                 2,685               4.5        22,587         60.3
                                                         =======             =====        ======        =====


         The statements of income for the years ended December 31, 2004, 2003 and 2002 are presented in New Israeli Shekels as explained in Note 1 to the Consolidated Financial Statements (See footnote).

         The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar increased (decreased) over the prior year by 7.3% , (-7.6%) and (-1.6%) in 2002, 2003 and 2004, respectively.See Note 1 to the financial statements attached and Item 18 for anticipated effect of adoption of accounting pronouncements that have been issued but are not yet required to be adopted.

2004 Compared to 2003

I.       Overview of Results of Operations

1.       Consolidated Data

Sales amounted to NIS 482.9 million during 2004, as compared with NIS 465.1 million in 2003.

----------
(1)      AIPM made the transition to reporting in nominal New Israeli Shekels
         (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM's reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

         The comparison figures for the years 2003 and 2002 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Operating profit in 2004 amounted to NIS 53.9 million, as compared with NIS 46.6 million in 2003.

Profit after taxes and before AIPM's share in the earnings of associated companies for 2004, amounted to NIS 37.7 million, as compared with NIS 24.5 million in 2003.

2.       Net income

         Net income amounted to NIS 62.7 million during 2004, as compared with NIS 60.0 million in 2003.

         Net income during 2004 includes non-recurring earnings on account of a NIS 14.4 million tax benefit, originating from the influence of the decrease of the corporate tax rate on the reserve for deferred taxes at AIPM and at its associated companies (from 36% to 30% by 2007), along with a tax benefit on account of the exercise of options by employees.

         Net income in 2003 included NIS 2.7 million in non-recurring capital gains and in a tax benefit on account of the exercise of options by employees.

         Earnings per share in 2004 amounted to NIS 1,544 per NIS 1 par value ($3.58 per share), as compared with NIS 1,494 per NIS 1 par value ($3.41 per share) in 2003. The return on shareholders' equity amounted to 10.2% in 2004, as compared with 9.2% in 2003.

II.      The Business Environment

         A turnaround took place in the Israeli economy since the beginning of 2004, as the economy rebounded, following a severe recession that lasted several years. The recovery was expressed by positive growth rates (approx. 4% in 2004, up from 1.3% in 2003), higher demand and a more optimistic outlook in the markets.

         Israel has also experienced a certain calm in the security situation lately, which may positively affect the economy, although this calm is not yet reflected in the results in the financial statements presented herein.

         AIPM is exposed to competition in all its areas of operation, both from locally-produced goods and from imports. The level of competition is constantly escalating.

         Despite this competition, the Group is successfully preserving the profitability of its Israeli operations, while recording continued growth in the volume of operations.

         AIPM is preparing for the conversion of its energy-generation system to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. This conversion is expected to enable savings in production costs, while further improving environmental compliance.

         The exchange rate of the NIS compared to the USD was revaluated by 1.6% during 2004, as compared with a 7.6% in 2003.

         The inflation rate during 2004 amounted to 1.2%, as compared with a negative inflation rate of -1.9% in 2003.


III.     Analysis of Operations and Profitability

       The analysis set forth below is based on the consolidated financial data of the Company.

1.       Sales

Consolidated sales amounted to NIS 482.9 million during 2004, as compared with NIS 465.1 million in 2003. The growth in sales is attributed to a quantitative increase in packaging paper and in the sale of paper waste to external entities, coupled with an improvement in the prices of fluting and paper waste and a change in the sales mix. On the other hand, the decrease in Graffiti sales served to offset part of this growth.

2.       Cost of Sales

Cost of sales amounted to NIS 375.9 million during 2004, as compared with NIS
362.2 million in 2003.

The gross margin - as a percentage of sales - reached 22.1% during 2004 and is similar to 2003.

AIPM managed to maintain a gross margin similar to 2003, despite the rise in raw material prices (paper waste by 13%), energy prices (4%), and water (5%). This was accomplished through growth in sales, higher sales prices and the continued efficiency process in all sectors of operation.

Labor Wages

Wages and salaries included in the cost of sales and in the selling, general and administrative expenses, amounted to NIS 142.4 million in 2004, as compared with NIS 137.0 million in 2003.

However, since the figures in 2003 were reported in accordance with the U.S. dollar and due to the influence of changes in the exchange rate of the U.S. dollar on the reporting of 2003 with the transition to reporting according to Standard 12, the adjusted cost of wages in 2003, as presented above, was NIS 3.7 million lower than the nominal cost at the time that amounted to NIS 140.7 million.

Most of the growth compared to 2003 originated from an increase in wages by an average of 3% that was mostly offset by a reduction in personnel and by differences in other payments - primarily bonuses.

3.        Selling, General and Administrative Expenses

Selling, general and administrative expenses (including wages) amounted to NIS
53.0 million - or 11.0% of sales -in 2004, as compared with NIS 56.3 million - or 12.1% of sales - in 2003.

4.       Operating Profit

Operating profit amounted to NIS 53.9 million - or 11.2% of sales - in 2004, as compared with NIS 46.6 million - or 10.0% of sales - in 2003.

5.       Financial Expenses

Financial expenses amounted to NIS 13.1 million during 2004, as compared with NIS 16.0 million in 2003.

AIPM's linkage bases includes a surplus of dollar-linked monetary assets on the one hand, and a surplus of NIS-denominated monetary liabilities, on the other hand.

The financial expenses in 2003 were influenced by the sharp revaluation of the New Israeli Shekel against the dollar (7.6%), which caused a significant increase in the financial expenses during 2003 when financial reporting was adjusted to the dollar.

In 2004, with the transition to reporting in nominal shekels in accordance with Standard 12, AIPM's financial expenses grew slightly, as a result of the effects of the small revaluation this year (1.6%) on AIPM's surplus dollar assets.

The average increase of NIS 60 million in net financial liabilities - compared to 2003 - resulted in an increase in financial expenses during 2004. This growth was partially offset by the decrease in the average interest rate on short-term credit (5% in 2004 as compared with 7.9% in 2003).

6.       Taxes on Income

         Taxes on income amounted to NIS 3.2 million in 2004, as compared with NIS 7.7 million in 2003.

         Taxes on income from current operations amounted to NIS 13.2 million in 2004, as compared with NIS 8.8 million in 2003.

         The principal factors behind the growth in tax expenses in 2004 as compared with in 2003 include the growth in earnings before taxes in 2004, as opposed to the tax benefit that was recorded in 2003 on account of the sharp revaluation (erosion of the reserve), due to reporting adjusted to the changes in the exchange rate of the dollar.

         In June 2004 a law was passed in Israel, effective retroactively from January 1, 2004, that serves to lower the corporate tax rate (36% prior to the amendment) to 35% in 2004 and gradually down to 30% by 2007.

         The effect of this change on AIPM's deferred taxes during 2004 (in the consolidated report) amounted to NIS 5.8 million (primarily due to future tax liabilities which were deferred in respect of timing differences in depreciation, which were calculated at an accelerated pace in the tax reports).

         Moreover, a tax benefit of NIS 4.2 million was recorded in 2004, on account of the exercise of options by employees.

         In view of the above, the tax expenses during 2004, as reported in the financial statements, amounted to NIS 3.2 million.

7. Profit After Taxes and Prior to AIPM's Share in the Earnings of Associated Companies

Profit after taxes and before AIPM's share in the earnings of associated companies for 2004, amounted to NIS 37.7 million, as compared with NIS 24.5 million in 2003.

8.       AIPM's Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM's holdings therein) include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

         AIPM's share in the earnings of associated companies amounted to NIS
25.1 million in 2004 (including NIS 4.4 million as our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate on the deferred earnings of the companies), as compared with NIS 35.5 million in 2003.

         The following principal changes were recorded in AIPM's share in the earnings of associated companies (2004 - not including the aforementioned tax benefit), compared to 2003:

-        AIPM's share in the net income of Mondi Hadera (49.9%) decreased by NIS
         3.0 million. Most of the change in the earnings is associated with a decrease in operating profit between the years, that originated primarily from lower margins in exports to Europe, coupled with increased financial expenses in 2004 as a result of the repayment of shareholder loans over the past two years that led to an increase in Mondi Hadera's debt balance.

- AIPM's share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 1.2 million, primarily due to the ongoing improvement in operating profit at Hogla-Kimberly Israel, as compared with 2003. This improvement was achieved primarily as a result of better prices and quantitative growth, coupled with the continuing efficiency measures, both in logistics and in production, and particularly as a result of the expanded production of Huggies(R) diapers in Afula. The said increase was offset by lower financial revenues in 2004 as compared with 2003, due to the transition to reporting according to Standard 12 and the effects of revaluation differentials on the NIS compared to the USD, on Hogla's linkage balance sheet.

- AIPM's share in the net loss of Ovisan (Hogla's subsidiary in Turkey) (49.9%) amounted to NIS 15.4 million in 2004. Ovisan made considerable efforts to increase its volume of operations in the Turkish market during 2004, while tapping into Unilever's nationwide distribution network, which includes a wide logistic network that covers all of Turkey in a wide national spread, as a necessary condition for the preparations for the continued development of Ovisan and the creation of a platform for introducing the Kimberly-Clark Group's international brands. In this capacity, a significant quantitative increase was recorded in 2004 in the Ovisan sales - both to the domestic market and to exports (up about 40% quantitatively) - accompanied by a significant increase in selling and advertising expenses. The Ovisan loss during 2004 was caused as a result of the said change in the Ovisan distribution and sales network, coupled with escalating competition in the Turkish market due to the arrival of additional competitors into the sector, which resulted in lower prices and a need to adjust the value of inventories to the market prices on the balance sheet date. The difficulties that were created in the assimilation of the new reporting system, which accompanied the change in the distribution system, resulted in delays in receiving the data and in difficulties in providing an immediate response to changing market conditions in reducing the losses, as mentioned above.

- AIPM's share in the net profits of the Carmel Group (26.25%) increased by NIS 3.6 million, due to the continuing improvement in the operating profit. The improvement is attributed to the comprehensive efficiency measures being initiated by Carmel, coupled with the growth in the volume of operations.

-        AIPM's share in the TMM earnings (41.6%) increased by NIS 1.3 million.
         The improvement originates from a significant decrease in TMM's elevated financial expenses during 2004, compared to 2003. Among other factors, this is attributed to a decrease in the interest rate over the two years, coupled with financial revenues from local municipalities

         (with which an agreement was reached) due to considerable arrears in their payments. TMM managed to preserve its operating margin during 2004, despite the considerable increase in transportation costs, due to the significant increase in diesel prices (up by an average of 40% compared to 2003) which was not compensated by selling prices since most of the company's agreements are linked to the consumer price index which rose during 2004 by only 1.2% .

2003 compared to 2002

I.       Overview of Results of Operations

         1.       Consolidated Data

         Sales in 2003 totaled NIS 465.1 million, as compared with NIS 455.8 million in 2002.

         The operating profit in 2003 amounted to NIS 46.6 million, as compared with NIS 36.5 million in 2002.

         The financial expenses in 2003 amounted to NIS 16.0 million, as compared with NIS 3.0 million in 2002. The increased financial expenses are primarily attributed to the impact of the revaluation on the net monetary balances (see analysis below - Chapter III, Section 5).

         2.       Net Income and Earnings Per Share

         Net profit in 2003 amounted to NIS 60.0  million,  as compared with NIS
37.5 million in 2002.

         Net profit in 2003 includes NIS 1.0 million in net capital gains, resulting from the sale of apartments that were owned by the Company and that served Company employees in the past, coupled with a NIS 1.6 million tax benefit, on account of the exercise of employee option warrants. The net profit in 2002 included approximately NIS 0.4 million in non-recurring income, net, from the realization of assets and from taxes on account of preceding years.

         The Earnings Per Share in 2003 amounted to NIS 1,494 per NIS 1 par value ($3.41 per share), as compared with NIS 947 per NIS 1 par value ($2.16 per share) in 2002.

         The return on shareholders' equity amounted to 9.2% in 2003, as compared with 5.9% in 2002.

II.      The Business Environment

         The severe recession that plague the Israeli economy over several years, as part of the global economic crisis, has been accompanied by security events and terrorist attacks and has resulted in negative growth of the Israeli economy during the said period, along with a considerable rise in unemployment, lower domestic demand (due to the lower purchasing power of the public and due to the significant decrease in incoming tourism), coupled with a significant escalation in competition in all sectors.

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

         Pulp prices rose by an average of approximately 10% in 2003, as compared with 2002

         Despite the difficult business environment, the Group has managed to maintain its operations at full capacity throughout 2003, while expanding its operations in overseas markets.

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

         1.       Sales

         The consolidated sales totaled NIS 465.1 million in 2003, as compared with NIS 455.8 million in 2002.

         The 2002 consolidated sales included a sum of NIS 7.9 million of sales derived from the Shafir operation that was discontinued as of September 2002.

         The NIS 17.2 million increase in sales - net of Shafir's sales in 2002
- originated primarily from a quantitative increase of approximately 6% in packaging paper.

         2.       Cost of Sales

         The cost of sales amounted to NIS 362.2 million in 2003 -77.9% of sales
- as compared with NIS 363.8 million -79.8% of sales - in 2002.

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

         The improved gross margin was achieved despite a sharp increase in energy prices, following an average increase of approximately 21% in fuel oil prices compared to 2002 (energy expenses grew by NIS 4.8 million, also on account of the transition to low-sulfur fuel oil, due to the demands of the Ministry of the Environment). Furthermore a 23% increase was recorded in water prices.

         Labor Wages

         The labor wages recorded in the cost of sales, in the selling expenses and in the general and administrative expenses, totaled NIS 137.0 million in 2003, as compared with NIS 125.5 million in 2002.

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

         3.       Selling, General and Administrative Expenses

         The selling, general and administrative expenses (including wages) amounted to NIS 56.3 million in 2003 (12.1% of sales), as compared with NIS 55.5 million (12.2% of sales) in 2002.

         The increase in selling, general and administrative expenses originated primarily from an increase in NIS-denominated expenses (including wages), in dollar terms (due to the low dollar exchange rate, as compared with 2002).

         4.       Operating Profit

         The operating profit amounted to NIS 46.6 million - 10.0% of sales - in 2003, as compared with NIS 36.5 million - 8% of sales - in 2002.

         5.       Financial Expenses

         The financial expenses totaled NIS 16.0 million in 2003, as compared with NIS 3.0 million in 2002.

         The financial statements of 2003 were reported in NIS adjusted to the changes in the exchange rate of the dollar.

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

         It should nevertheless be stated that the cash-flow-related financial expenses in 2003 (interest expenses net of revenues) amounted to NIS 8.8 million, similar to the amount paid in 2002.

         6.       Taxes on Income

         The expenditure for taxes on income totaled NIS 7.7 million in 2003, as compared with NIS 9.8 million in 2002.

         The principal factor behind the decrease in tax expenses in 2003, as compared with 2002, is the difference between the real-term revaluation in 2003 and the real term devaluation in 2002. This devaluation served to decrease the protection on shareholders' equity (measured for tax purposes according to the changes in the Consumer Price Index) and increased the expenditure on taxes in 2002. A high real-term revaluation was recorded in 2003, that contributed to lowering the tax expenditure. (The report for 2003 was adjusted to the change in the exchange rate of the dollar).

         7. Profit After Taxes and Before the Company's Share in the Earnings of Associated Companies

         The profit after taxes and before the Company's share in the earnings of associated companies amounted to NIS 24.5 million in 2003, as compared with NIS 20.7 million in 2002.

         8.       Company's Share in Earnings of Associated Companies

         The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

         The Company's share in the earnings of associated companies amounted to NIS 35.5 million in 2003, as compared with NIS 16.7 million in 2002.

         The following principal changes were recorded in the Company's share in the earnings of associated companies, compared to the preceding year:

- The Company's share in the net profit of Mondi Hadera grew by NIS 1.2 million as a result of the continuing improvement in operating profitability, that was attained primarily due to efficiency measures and the reorganization of operations and marketing at Mondi Hadera. The improved profitability was impaired by a certain decrease in operating profit in the second half of 2003, as compared with the preceding quarters of 2003 (due to the lower margins and the competition against imports), coupled with the increase in financial expenses, primarily on account of the repayment of some of the loans that were received from the shareholders when Mondi Hadera was founded.

-        The Company's share in the net earnings of Hogla-Kimberly grew by NIS
         19.0 million, as a result of the improved operating profit at Hogla-Kimberly as compared with 2002. This is primarily attributed to the improved efficiency in logistics following the relocation to the central warehouse in Tzrifin and the gradual transition toward the manufacturing of HUGGIES(R) diapers in Afula. Efficiency measures were also initiated at Ovisan (Hogla's subsidiary in Turkey) and were expressed by a significant improvement in the operating profit. The net profit also grew compared with 2002 on account of financial revenues that were recorded at Hogla-Kimberly and at Ovisan in 2003, due to the effects of the revaluation (in the NIS and in the Turkish lira, as compared with the U.S. dollar).

-        The Company's share in the net profit of the Carmel Group grew by NIS
         2.5 million due to the transition from an operating loss in the preceding quarters, to an operating profit starting with the third quarter of 2003. This improvement is attributed to the comprehensive efficiency measures that are being initiated by Carmel.

- The Company's share in the net profit of TMM decreased by NIS 2.3 million, as a result of higher financial expenses in 2003, as compared with 2002. This is attributed to an increase in bank credit (as a result of an increase in customer debts primarily local municipalities coupled by strategic investments in the development of TMM that were financed using bank credit) and to the real-term interest in CPI terms, that was higher in 2003 than it was in 2002.

B.       Liquidity and capital resources

1.       Cash Flows

         The cash flows from operating activities amounted to NIS 47.1 million in 2004, as compared with NIS 52.7 million in 2003. (The NIS 52.7 million in cash flows in 2003 includes a NIS 16.4 million dividend received from an associated company. Without the said dividend, the cash flows from operating activities would have amounted to NIS 36.3 million in 2003). The improvement in the cash flows from operating activities during 2004 (excluding the said dividend) originated primarily from a smaller increase in the operating working capital during 2004 compared to 2003, despite the growth in operating volumes in 2004.

2.       Financial Liabilities

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

         At December 21, 2003, the Company issued notes - through tender by private placement - in the amount of NIS 200 million, to institutional investors. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity at the time). The principal will be repaid in seven equal annual installments between the years 2007-2013 (average maturity of 6 years), with both the principal and the interest being linked to the CPI. The notes are not convertible into the Company's ordinary shares and shall not be registered for trade on a public exchange.

         The long-term liabilities (including current maturities) amounted to NIS 267.9 million as at December 31, 2004 as compared with NIS 275.0 million as at December 31, 2003.

         The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2004, these loans consisted of the following:

         1. Short-term credit from banks - see Note 10d to the financial statements attached.

         2.       Notes - see Note 4a to the financial statements attached.

         3. Other liabilities - see Note 4b to the financial statements attached.

         For information regarding financial instruments used for hedging purposes and market risks - see Item 11, "Quantitative and Qualitative Disclosure about Market Risk".

         The Group may incur additional tax liabilities in the event of inter-company dividend distributions, derived from "approved enterprises" profits. The said dividend distribution from investee companies is in the amount of up to approximately NIS 85 million (of which the Company's share of the additional tax is NIS 15 million, if this dividend is distributed). No account was taken of the additional tax, since AIPM has the ability and the intention that such earnings are to be reinvested and that no dividend would be declared which would involve additional tax liability to the Group in the foreseeable future.

C.       Research and development, patents and licenses, etc.

         There are no significant investments in research and development activities.

D.       Trend information

         For trend information see "The Business Environment and the Influence of External Factors" above.

E.       Off Balance sheet Arrangements

         The Company does not have any material off balance sheet managements, as defined in Item 5E of the instructions to Form 20-F.

F.       Contractual Obligations

                                         Less Than                                More than
In NIS In Millions              Total     1 Year     1-3 Years     3-5 Years       5 Years
-------------------------------------------------------------------------------------------
Long Term Debt Obligations     306.6        19.2       112.1         112.8           62.5


         The company's material obligations are its notes and loans. See note 4 to the financial statements.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME                            DIRECTOR SINCE       AGE       POSITION
-----                           --------------       ---       --------
Directors:
---------
Ronit Blum                           2005        53            Director

Nochi Dankner                        2003        51            Director

Michael Dorsman                      1999        40            Director (until - March 6, 2005)

Avi Fischer                          2004        49            Director

Aviezer (Gezi) Kaplan                2001        57            Director (until December 20, 2004)

Miri Lent-Sharir                     2000        49            Director (until January 25, 2005)

Oren Lieder                          2003        57            Director

Zvi Livnat                           2003        52            Director

Amir Makov                           2005        71            Director

Isaac Manor                          2003        64            Director

Amos Mar-Haim                        1984        67            Director

Leon Recanati                        1988        57            Director (until  July 13, 2004)

Adi Rozenfeld                        2004        51            Director

Meir Shannie                         2001        60            Director (until February 23, 2004)

Avi Yehezkel                         2003        47            Director

Yaacov Yerushalmi                    1998        63            Chairman of the Board since  January  1999,  CEO of
                                                               the Company from June 1990 until April 2003.


The business experience of each of the directors is as follows:

         Ms. Ronit Blum is Director of Association of Friends, Tel Aviv Sourasky Medical Center, Formerly, a lieutenant colonel in the Israel Defense Forces.

         Mr. Nochi Dankner is Chairman and Chief Executive Officer of IDB Holdings Corporation Ltd., Chairman of IDB Development Ltd., Discount Investments Ltd. and of Clal Industries and Investments Ltd. He serves or served as Chairman and Director in public and private companies of Ganden Group, IDB Group and Bank Hapoalim.

         Mr. Michael Dorsman is a businessman, Chairman of the Board and CEO of D.B.P.L. Public Investments Ltd. and Papaya Investments Ltd.

         Mr. Avi Fischer is Director and Co-CEO of Clal Industries and Investments Ltd. and Deputy Chairman of IDB Development Ltd, Deputy CEO of IDB Holdings Corporation Ltd., director of Discount Investment Ltd. and several public and private companies of Ganden Group and IDB Group. Senior partner of Fischer, Behar, Chen & Co. Law Office.

         Mr. Oren Lieder is Executive Vice President and CFO of Discount Investments Ltd. He serves as a director of various companies, including publicly-traded companies. Formerly served as CFO of Bezeq, the Israeli Telecom Company Ltd.

         Mr. Zvi Livnat is Co-CEO of Clal Industries and Investments Ltd. , Deputy CEO of Commerce of Taavura Holding Group Ltd., Deputy CEO of IDB Holdings Corporation, Deputy Chairman of IDB Development Ltd., director in Discount Investments Ltd., and other public and private companies.

         Mr. Amir Makov is the Chairman of The Israel Institute of Petroleum & Energy and a director in the following companies: Bank Leumi Le-Israel, ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company, Dead Sea Periclase), Granite Hacarmel Investments Ltd. and an external director in Wolfman Industries and Ludan Engineering Co. Ltd. Mr. Makov served as an external director of the Company between 1996-2001.

         Mr. Isaac Manor is a director of various publicly-traded and privately-held companies within the IDB Group, IDB Holdings Ltd., IDB Development Ltd., Discount Investment Ltd. and Clal Industries and Investments Ltd ,Israel Union Bank Ltd. and others and Co-CEO and Chairman of companies in the David Lubinsky Group Ltd.

         Mr. Amos Mar-Haim is a member of the Israel Accounting Standards Board and a director of various companies and formerly Vice Chairman of the Israeli Corporation Ltd.

         Mr. Adi Rozenfeld is a businessman, consultant to companies and a representative of Activa Holdings BV in Israel. He is also the Honorary Consul of Slovenia in Israel and a director of various companies.

         Mr. Avi Yehezkel is an external director at Bank Yahav. He served as a Knesset member between 1992-2003, during these years, alternately, he served as Deputy Minister of transportation, Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.

         Mr. Yaacov Yerushalmi is Chairman of the Board of the Company since January 1999 and Chief Executive Officer of the Company from June 1990 until April 2003.

                     Senior Management (as of May 31, 2005)

Name                               Age       Position and Business Experience for past five years
----                               ---       ----------------------------------------------------
Avi Brener                         52        Chief Executive Officer since January 1, 2005

Israel Eldar                       60        Corporate Controller and responsible for risks and business interruption management.  A director of subsidiaries and affiliated companies of the
                                             Company.

Ofra Gorni                         52        Business Development Manager and a director of subsidiaries and affiliated companies of the Company.

Lea Katz                           55        Legal counsel and Corporate Secretary .

Gabi Kenan                         61        Senior Manager

Pinhas Rimon                       65        General manager of Packaging Paper and Recycling Division.  A director of subsidiaries and affiliated companies of the Company.

Gideon Liberman                    55        General Manager of Development and Infrastructure Division



 Senior Management in Subsidiaries and Affiliated Companies (as of May 31, 2005)

Name                               Age       Position in the Company
----                               ---       -----------------------

Arik Schor                         49        General Manager, Hogla-Kimberly Ltd.

Avner Solel                        51        General Manager, Mondi Business Paper Hadera Ltd.

Moshe Riani                        46        General Manager, Graffiti Office Supplies & Paper Marketing Ltd.

Rafi Alon                          58        General Manager, T.M.M. Integrated Recycling Industries Ltd.

Doron Kempler                      55        General Manager, Carmel Container Systems Ltd.

B.       Compensation

         The aggregate amount of remuneration paid to all directors and the above senior officers of the Company as a group for services provided by them to the Company during 2004 was approximately NIS 10,175,000 (approximately $2,362,000). The aggregate amount set aside for pension, retirement or similar benefits for directors and officers as a group for services provided by them to the Company during 2004 was approximately NIS 850,000 (approximately $197,000).

         Out of the above mentioned remuneration, the remuneration paid by the Company in 2004 to Mr. Yerushalmi, the Company's Chairman of the Board, for services provided by him to the Company during 2004, was NIS 2,727,686 (approximately $633,000).

         On May 7, 2001, the Company's Board of Directors adopted an incentive plan, which was subsequently approved by the Company's shareholders, to remunerate the Company's Chairman of the Board of Directors. According to the plan, such remuneration will be equal to the increase in the value of 50,000 ordinary shares of the Company in the period from May 7, 2001 (share price - NIS
194.37 adjusted according to the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the Board of Directors, until the seventh anniversary of such resolution. As of May 31, 2005 the Chairman of the Board of Directors exercised one quarter of the plan in the sum of NIS 930,000 (approximately $215,000). A liability was included in the financial statements in respect of the above plan, under current liabilities.

         Remuneration of Directors

         The remuneration of the directors (including the external directors) for 2004 was approved at the 2004 general meeting of shareholders. Pursuant to regulations under the Israeli Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 28,361 and NIS 46,081, plus an additional fee for each meeting attended which must be between NIS 998 and NIS 1,772. The Board approved in 2000 that the remuneration of each director, including the external directors, be fixed at NIS 39,000 plus an additional NIS 1,500 for each meeting attended. The same amounts were approved by the Board in 2001. In 2002, the Board of Directors resolved that the remuneration of each director will be NIS 35,000 plus NIS 1,350 for each meeting attended (a decrease of 10% compared to 2001), subject to the approval of the Company's shareholders. In 2003 and 2004 the Board of Directors resolved that the remuneration of each director will be the same as in the years 2000 and 2001, namely, NIS 39,000 plus an additional NIS 1,500 for each meeting attended. The remuneration was also approved by the General Meeting of Shareholders.

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

External Directors

         Under the Israeli Companies Law, which became effective on February 1, 2000, the Company (as a public company) is required to have at least two external directors as members of its Board of Directors. An external director may not have any financial or other substantial connection with the Company and must be appointed at the Annual General Meeting of Shareholders. The external directors are elected for a three-year term of office that may be extended for another three years. Currently the external directors are Ms. Blum and Mr. Makov.

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

         The role of the Audit Committee under the Israeli law is: (i) to examine flaws in the business management of the Company in consultation with its auditors and to suggest appropriate courses of action and (ii) to decide whether to approve actions or transactions which under the Israeli Companies Law require the approval of the Audit Committee (transaction with a related party, etc.) The Company does not have a Nominating Committee nor a Compensation Committee.

         The Company's Audit Committee members are: Amos Mar-Haim, Chairman, Ronit Blum, and Amir Makov.

D.       Employees

         As of April 30, 2005, the Group had 3,197 employees in Israel. The Company and its subsidiaries had 717 employees in Israel of whom 141 were engaged in the office supplies activities, 222 in recycling activities, 138 in packaging paper activities, 153 in infrastructure activities and 63 were management and clerical personnel at the Company's headquarters in Hadera. The associated companies had 2,480 employees in Israel of whom 938 were engaged in the household paper activities, 296 in the printing and writing paper activities, 662 in the recycling activities and 584 in the corrugated board containers activities.

         Some of the employees are subject to the terms of employment of collective bargaining agreements. The parties to such collective bargaining agreement are the Company and the employees, through the union.

E.       Share ownership

         In January 1998, the Company's Board of Directors approved a stock option plan, pursuant to which options for ordinary shares were allocated to senior officers of the Company and its subsidiaries, including 32,000 options to the CEO, in three annual installments. The plan was approved at the Company's Annual General Meeting of Shareholders in February 1998 and expired in 2003

         In April 2001, the Board of Directors of the Company adopted a new stock option plan under which options to purchase a total of 194,300 shares may be granted to senior officers of the Company and certain other companies in the Group. All of the options were granted in July 2001. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options vest in four yearly installments. The vesting period of the first installment is two years, commencing on the date of grant, and the next three installments vest on the third, fourth and fifth anniversary of the grant date. Each installment is exercisable for two years from the vesting date of such installment. For further information regarding the 2001 plan, see Note 6 of the Notes to the Consolidated Financial Statements.

         In 2004, 55,525 options were exercised under the 2001 plan and 24,295 shares were issued following the exercise of options.

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

         In 2004 8,615 options were exercised under the 2001 employee plan and 4,084 shares were issued following the exercise of options.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major shareholders

         The following table sets forth, as of May 23, 2005, the number of Ordinary Shares of the Company beneficially owned by (i) all those persons who, to the Company's knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address:                                                   Amount Beneficially Owned        Percent of Class
Principal Shareholders:                                             Directly or Indirectly*          Outstanding
-----------------------                                             -----------------------          -----------
Clal Industries Ltd. ("Clal")                                                1,315,709(1)                    32.90 (1)
3 Azrieli Center, the Triangle Tower,  Tel Aviv, Israel

Discount Investment Corporation Ltd. ("DIC")                                   743,525(1)                    18.59 (1)
 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel

Bank Leumi Le Israel Ltd.                                                      248,142                        6.20
P.O.B 2, Tel Aviv, Israel (through trust and provident funds)

Bank Hapoalim Ltd.                                                             206,967                        5.18
62 Yehuda Halevi St. Tel Aviv, Israel (through trust and
provident funds)
All officers and directors as a group                                            **                            **

----------

* Beneficial ownership is based on shared voting and dispositive power over the securities listed in the table.

** The officers and directors of the Company own, in the aggregate, less than 1% of the Company's outstanding ordinary shares, except for Nochi Dankner, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1) IDB Holding Corporation Ltd. ("IDBH") holds 64.3%of the equity of and voting power in IDB Development Corporation Ltd. ("IDBD"), which, in turn, holds 67.26% of the equity of and voting power in DIC and 61.93% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

         Since May 19, 2003 approximately 51.7% of the outstanding share capital of IDBH, is held by a group comprised of: (i) Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. ("Manor"), a private Israeli company controlled by Ruth Manor which holds 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company controlled by Avraham Livnat which holds 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

         In addition: (a) Ganden Holdings Ltd., the parent company of Ganden, holds approximately 6.44% of the equity and voting power in IDBH; (b) Manor Holdings B.A. Ltd., the parent company of Manor, holds approximately 0.03% of the equity and voting power in IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, holds approximately 0.04% of the equity and voting power in IDBH; and
(d) Shelly Bergman owns, through a private company wholly owned by her, approximately 7.23% of the equity and voting power of IDBH.

         Nochi Dankner is Chairman and CEO of IDBH and chairman of IDBD, Clal and DIC., Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, Clal and DIC.

         In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party's nominees to the Board of Directors of the Company, and in order to elect their designees to the Board's Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

         The Company estimates that as of April 30, 2005, 9.15% of its outstanding ordinary shares were held in the United States by 1,015 record holders.

         All ordinary shares of the Company have equal voting rights.

B.       Related Party Transactions

         The information is included in the Company's attached Consolidated Financial Statements: For loans to associated companies see Note 2 to the attached financial statements. For a capital note to an associated company, see
Note 4b to the attached financial statements. For transactions and balances with related parties see Note 13 to the attached financial statements.

         For further information see also Note 9f and 9g to the financial statements attached.

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

         The following table sets forth the high and low sale prices of the Company's ordinary shares on the American Stock Exchange and the Tel Aviv Stock Exchange for the periods indicated:

         Last full five fiscal years

                                American Stock Exchange                  Tel Aviv Stock Exchange
                                 --------------------         --------------------------------------------
                                  High           Low           High          Low         High         Low
                                 -----          -----         ------        ------      -----        -----
                                           $                           NIS                      $(1)
                                 --------------------         --------------------      ------------------
Calendar Year
  2004                           60.73          48.75         267.10        217.60      60.33        48.72
  ----                           -----          -----         ------        ------      -----        -----
  2003                           54.66          29.22         239.00        143.60      54.58        30.01
  ----                           -----          -----         ------        ------      -----        -----
  2002                           40.50          25.18         178.00        116.10      40.10        24.90
  ----                           -----          -----         ------        ------      -----        -----
  2001                           64.25          30.00         267.50        130.30      64.80        29.82
  ----                           -----          -----         ------        ------      -----        -----
  2000                           83.5           55.50         347.00        224.90      86.10        54.96
  ----                           -----          -----         ------        ------      -----        -----


Quarters during last two full fiscal years and first quarter of 2004:

                               American Stock Exchange                   Tel Aviv Stock Exchange
                               ---------------------         -----------------------------------------------
2005 Quarter Ended             High             Low           High            Low         High          Low
                               -----           -----         ------         ------        -----        -----
                                         $                             NIS                      $(1)
                               ---------------------         ---------------------        ------------------
March 31                       57.98           48.25         246.90         214.80        56.96        49.42
                               -----           -----         ------         ------        -----        -----

2004 Quarter Ended             High             Low           High           Low          High          Low
                               -----           -----         ------         ------        -----        -----
                                         $                             NIS                      $(1)
                               ---------------------         ---------------------        ------------------
March 31                       60.73           53.01         267.10         234.90        60.33        52.10
                               -----           -----         ------         ------        -----        -----
June 30                        57.25           51.30         257.30         235.70        56.65        51.26
                               -----           -----         ------         ------        -----        -----
September 30                   56.40           48.75         255.20         224.70        56.95        49.49
                               -----           -----         ------         ------        -----        -----
December 31                    59.00           49.20         256.90         217.60        59.21        48.72
                               -----           -----         ------         ------        -----        -----

----------

(1) Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

                               American Stock Exchange                  Tel Aviv Stock Exchange
                               ---------------------          -------------------------------------------
2003 Quarter Ended              High            Low            High          Low        High         Low
                               -----           -----          ------        ------      -----       -----
                                         $                             NIS                     $(1)
                               ---------------------          --------------------      -----------------
March 31                       35.50           29.22          165.20        143.60      35.25       30.01
                               -----           -----          ------        ------      -----       -----
June 30                        46.12           35.65         200.00         163.30      46.38       35.66
                               -----           -----          ------        ------      -----       -----
September 30                   47.20           41.10         205.70         178.60      46.19       40.31
                               -----           -----          ------        ------      -----       -----
December 31                    54.66           45.00         239.00         197.50      54.58       44.56
                               -----           -----          ------        ------      -----       -----

2002 Quarters Ended            High             Low            High          Low         High        Low
                               -----           -----          ------        ------      -----       -----
                                         $                            NIS                      $(1)
                               ---------------------          --------------------      -----------------
March 31                       40.50           32.00         178.00         149.30      40.10       32.00
                               -----           -----          ------        ------      -----       -----
June 30                        32.10           26.30         149.20         125.20      31.30       25.60
                               -----           -----          ------        ------      -----       -----
September 30                   28.60           25.18         133.60         116.10      28.60       24.90
                               -----           -----          ------        ------      -----       -----
December 31                    33.30           26.50         155.20         125.30      33.50       26.30
                               -----           -----          ------        ------      -----       -----


         Last full six months prior to filing of this report:


                              American Stock Exchange                    Tel Aviv Stock Exchange
                               -------------------           --------------------------------------------
                                High          Low             High           Low        High         Low
                               -----         -----           ------         ------      -----       -----
                                         $                             NIS                    $(1)
                               -------------------           ---------------------      -----------------
May 2005                       51.50         46.50           227.60         204.20      52.21       46.24
                               -----         -----           ------         ------      -----       -----
April 2005                     52.00         49.63           225.80         214.90      51.46       49.15
                               -----         -----           ------         ------      -----       -----
March 2005                     57.25         48.25           246.70         214.80      56.96       49.42
                               -----         -----           ------         ------      -----       -----
February 2005                  57.98         53.75           246.90         234.90      56.42       53.83
                               -----         -----           ------         ------      -----       -----
January 2005                   56.50         52.50           245.00         229.50      56.14       52.16
                               -----         -----           ------         ------      -----       -----
December 2004                  59.00         54.83           256.90         238.30      59.21       54.92

----------

(1) Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

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

         Each shareholder holding at least 1% of the voting rights is entitled to request the Board to include in the agenda any issue, provided that this issue is suitable to be discussed in a General Meeting.

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

         If a quorum is not present as aforesaid at the adjourned meeting, the meeting shall be canceled.

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

         The instrument appointing a proxy (hereinafter "Proxy Appointment") shall be in writing signed by the principal, or if the principal is a corporation the proxy appointment shall be in writing and signed by authorized signatories of the corporation. The Board is entitled to demand that prior to the holding of the meeting, there shall be produced to the Company a confirmation in writing of the authority of signatories to bind the corporation to the satisfaction of the Board. The Board may also issue provisions and procedures relating to such matters.

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

         The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company and there is no existing 25% or more shareholder in the company. If there is no existing 45% or greater shareholder in the company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company.

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

         Under the Israeli Securities Act 1968, any major shareholder who is the beneficial owner of more then 5% of the Company's equity capital or voting securities is required to report this fact and any change in his holding to the Israeli Securities Authority.

C.       Material Contracts

o On August 30, 2004, the Company signed a term sheet for the purchase of natural gas from the partners in the Thetis Sea Group. Pursuant to the term sheet, the Company will purchase natural gas from the Thetis Sea Partnership over a period that will end on the earliest of the following dates:

         1.       15 years.

         2. The date of completion of the delivery of an overall quantity of natural gas as determined in the agreement (minimum 0.4 BCM and maximum 3 BCM assuming that the Company will establish a new co-generation plant).

         Accordingly, the financial volume of the term sheet ranges from $35 million to $260 million over the term of the agreement. This period may be reduced, under certain conditions as set forth in the term sheet It was further stipulated that the purchase of the natural gas was contingent upon the completion of the laying of a natural gas pipeline to Hadera, by a date to be agreed upon between the parties.

         The term sheet is subject to the signing of a binding agreement, which the Company is currently negotiating.

o In October 2004 a wholly owned subsidiary of the Company, American Israeli Paper Mills Paper Industry (1995) Ltd., was granted by the Minister of National Infrastructure a basic permit to generate electricity by means of power and heat systems (co-generation). In addition, in December 2004 the project was announced as "a National Infrastructure Project".

         The basic permit enables the Company to establish a power station generating between 200 to 400 megawatt, in a combined cycle co-generation, based on natural gas at Hadera.

         The basic permit is subject to several conditions that have not yet been fulfilled, including compliance with the production license, compliance with the requirements of the electricity law and compliance with specific milestones which are detailed in the permit.

o In 2004 the Company granted an undertaking of indemnification to officers and directors of the Company, pursuant to which the Company is undertaking to indemnify them according to the conditions specified in a Letter of Indemnification provided, that the amount of indemnification will not exceed a cumulative amount that is the equivalent of 25% of the Company's equity according to the last (consolidated) financial statements that will be published before the date of the de facto grant of indemnification.

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

E.       Taxation

         The following information is regarding the Israeli laws only.

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

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

         Subject to the provisions of applicable tax treaties, dividend distributions from regular profits by the Company to a non-resident shareholder are subject to withholding tax of 25%. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the tax paid by the company when the dividend is paid of these profits - 25% tax).

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

Income Taxes and Capital Gains Applicable in Israel and to Non-Israeli Shareholders

         The basic tax rate in 2004 applicable to corporations was 35% . Through December 31, 2003, the corporate tax rate was 36%. Pursuant to an amendment to the Israeli Income Tax Ordinance that was enacted in July 2004, the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the tax rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%. The maximum tax rate for individuals is 49%. These rates are subject to the provisions of any applicable bilateral double taxation treaty. Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets.

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

         Tax Reform -subject to the approval of the Israeli Knesset

         In May 2005 the Israeli government approved a Reform in the Israeli taxation law, which among other decreases the corporate tax gradually from 35% in 2004 (see above) to 25% in 2010, this law has to be approved also by the Israeli Knesset in order to be valid.

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

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates - on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes affect the Company's results of operations.

         The Company's Board of Directors determines the policy according to which financial instruments are employed and defines the objectives to be attained, taking into account the Group's linkage balance sheet and the impact of various changes in currencies and in the Consumer Price Index on the Company's balance sheets and on its financial statements.

         AIPM conducts calculations of the its exposure every month and examines the compliance with the policy determined by the Board of Directors.

         Furthermore, limited use is made of derivative financial instruments, which the Company employs for hedging the cash flows, originating from the existing assets and liabilities.

         Such transactions are conducted primarily through currency options and forward transactions opposite Israeli banking institutions. The Company therefore believes that the inherent credit risk of these transactions is slight.

         As of December 31, 2004 AIPM owns CPI-linked long-term loans (notes) in the total sum of about NIS 235 million. The interest on such loans is not higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in AIPM's financial statements, due to the surplus of CPI-linked liabilities.

         In order to hedge this exposure, AIPM has entered into forward transactions, as at December 31, 2004 for hedging NIS 200 million against a rise in the CPI until December 2005. These transactions serve to replace hedging transactions in the same amount that terminated in January 2005.

Credit Risks

         The Company's and its subsidiaries' cash and cash equivalents and the short-term deposits as of December 31, 2004 are deposited mainly with major Israeli banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

         Most of these companies' sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. The Company believes that an appropriate allowance for doubtful debts is included in the financial statements.

Fair Value of Financial Instruments

         The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

         The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2004, aggregating NIS 69,123,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b), since their value cannot be reliably determined so long as they have no repayment dates.

Quantitative Information Regarding Market Risk

         The following are the balance-sheet components by linkage bases at December 31, 2004:

In NIS Millions                                         Unlinked      CPI-linked   In foreign       Non-          Total
                                                                                   currency, or     monetary
                                                                                   linked           items
                                                                                   thereto
                                                                                   (primarily
                                                                                   US$)
                                                           -----          ----       ----            -----      -------
Assets
------
Cash and cash equivalents                                    3.3                      4.5                           7.8
Short-term investments                                      16.9          45.6                                     62.5
Other Accounts Receivable                                  192.0           1.8       43.6              7.7        245.1
Inventories                                                                                           83.2         83.2
Investments in associated companies                         49.3          11.2        8.6            362.7        431.8
Deferred taxes on income                                                                               6.5          6.5
Fixed assets, net                                                                                    324.4        324.4
Deferred expenses, net of accrued   amortization                                                       1.1          1.1
                                                           -----          ----       ----            -----      -------
Total Assets                                               261.5          58.6       56.7            785.6      1,162.4
                                                           -----          ----       ----            -----      -------
Liabilities
-----------
Credit from Banks                                          110.5                      2.2                         112.7
Accounts Payable                                           142.8           1.0       10.1                         153.9
Deferred taxes on income                                                                              52.6         52.6
Notes                                                                    235.1                                    235.1
Other liabilities                                           32.8                                                   32.8
Shareholders' equity                                                                                 575.3        575.3
                                                           -----         -----       ----            -----      -------
Total liabilities and equity                               286.1         236.1       12.3            627.9      1,162.4
                                                           -----         -----       ----            -----      -------
Surplus financial assets (liabilities) as at
December 31, 2004                                          (24.6)        (177.5)     44.4            (157.7)          -

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

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

         Amos Mar-Haim a memberof the Registrant's Audit Committee, is Audit Committee Financial Experts under the applicable rules and regulations of the SEC. Amos Mar-Haim is "independent", as that term is defined in the American Stock Exchange listing standards.

ITEM 16B.    CODE OF ETHICS

         The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the "Code of Ethics"). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company's legitimate business interests. The Company encourages all of itsofficers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company's corporate headquarters in Hadera, Israel.

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

         All audit-related and non-audit-related services performed by Kesselman & Kesselman during 2004 were reported to, and the services proposed to be provided by them during 2005 pre-approved by the Audit Committee, in accordance with the procedures outlined above.

         The total fees paid by the Company to Kesselman & Kesselman for all services, described above, including audit services, for the years ended December 31, 2004 and 2003 were $120,000 and $125,000, respectively.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

         Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated
             Purchasers

         Neither the Company nor any affiliated purchaser purchased any of the Company's equity securities during 2004.

                                    PART III

ITEM 18 - FINANCIAL STATEMENTS

         The Company prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain significant respects, as described below:

         a.       The functional currency of the Company

         Through December 31, 1993, the financial statements of the Company, presented in NIS values adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the dollar were also used for the purposes of reporting in conformity with U.S. GAAP applicable to entities operating in hyper-inflationary economic environments, as prescribed by Statement No. 52 of the Financial Accounting Standards Board of the United States (FASB). Since the inflation rate in Israel has decreased considerably, the Company decided that, commencing in 1994, it would implement the rules relating to economies no longer considered hyper-inflationary, for reporting purposes, in accordance with U.S. GAAP.

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

         As to the discontinuance of the adjustment of the financial statements to the exchange rate of the dollar as from January 2004, see not 1b to the financial statements.

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

         As from 2000, due to changes in certain of the Company's investments from subsidiaries to associated companies, deferred taxes were provided for any portion that arose from investee companies sources other than pre-1993 undistributed earnings (taking into account the Company's tax strategy).

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

         As to new accounting pronouncement relating to share-based compensation see (l.) bellow.

Pro-forma disclosure

         Had compensation cost for the employee stock options plans, been determined based on the fair value at the grant date, consistent with the method of FAS 123, the Company's net income and earnings per share would have been changed to the pro - forma amounts indicated below:

                                                                                      Year ended December 31
                                                                           ---------------------------------------------
                                                                              2004              2003              2002
                                                                           ---------         ---------         ---------
                                                                            NIS in thousands, except for per share data
Net income, as reported under U.S. GAAP                                       58,720            38,469            54,624

Add (deduct):
    stock based employee compensation expense (income), included in
reported  net income, net of related tax effect                                8,458             8,132            (1,066)


Deduct:
    stock based employee compensation expense determined under fair
value  method for all awards, net of related tax effects                      (3,523)           (4,055)           (4,801)
                                                                           ---------         ---------         ---------

Pro forma net income -under U.S. GAAP                                         63,655            42,546            48,757
                                                                           ---------         ---------         ---------

Earnings per share - under U.S. GAAP:
    Basic - as reported                                                       14.76              9.77             13.94
    Basic - pro forma                                                         16.00             10.80             12.44
    Diluted - as reported                                                     14.52              9.69             13.89
    Diluted - pro forma                                                       15.74             10.72             12.40

The quoted price of the Company's  ordinary  shares on December 31, 2004 was NIS
238.3 ($55.0).

         A summary of the status of the Company's plans as of December 31, 2004, 2003 and 2002, and changes during the years ended on those dates, is presented below:

                                        2004                       2003                         2002
                              -------------------------   -------------------------    ------------------------
                                               Weighted                    Weighted                    Weighted
                                               average                     average                     average
                                               exercise                    exercise                    exercise
                                               Price                       Price                       Price
                                               -------                     -------                     ------
                               Number            NIS       Number            NIS       Number            NIS
                              --------         -------    --------         -------     -------         ------
Options outstanding at
    beginning of year          216,243          159.15     333,916          147.27     333,916         184.52

Changes during the year:

    Exercised                  (64,140)         153.82    (116,175)         116.37

    Expired                                                 (1,498)          98.62
                              --------         -------    --------         -------     -------         ------
Options outstanding at
end of year                    152,103          132.74     216,243          159.15     333,916         147.27
                              ========         =======    ========         =======     =======         ======

Options exercisable at
    year-end                   *54,953           99.98      70,518          179.53      58,161          99.67
                              ========         =======    ========         =======     =======         ======

*        Represents the number of options fully vested as of December 31, 2004.
         Based upon the Company's share market value as of December 31, 2004, this reflects potentially 31,897 shares regarding the options exercisable at year-end.

         The fair value of the options granted was computed by the Black-Scholes formula using the following assumptions: dividend yield of 0%; expected volatility of 30.5%; risk-free interest rate (linked to the Israeli CPI) of 4.5% and expected average life 5-5.5 years.

The following table summarizes information about options outstanding at December 31, 2004.

                               Options outstanding
           ------------------------------------------------------------------
                                       Number                                        Number of options
          Range of                 outstanding at                Average               exercisable at
          Exercise                  December 31,                remaining               December 31,
           Prices                       2004                 contractual life               2004
           ------                       ----                 ----------------               ----
            NIS                                                   Years
           68.77                        30,372                     1.5                     30,372
          113.23                        14,878                     1.8                     14,878
          125.18                        48,575                     2.5
          177.37                         9,703                     0.5                      9,703
          177.37                        48,575                     3.5

                                       152,103                     2.4                     54,953
                                       =======                     ===                     ======

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

         As to the effect of application of U.S. GAAP, see (i) below.


         Following are data relating to the weighted average number of shares for the purpose of computing basic and diluted earnings per share under U.S.
GAAP:

                                                                2004            2003            2002
                                                             ---------       ---------       ---------
      Weighted average number of shares used in the
      computation of basic earnings per share                3,978,339       3,938,035       3,918,710

      Net additional shares from the assumed exercise of
      employee stock options                                    65,375          31,673          14,570
                                                             ---------       ---------       ---------
      Weighted average number of shares used in the
      computation of diluted earnings per share              4,043,714       3,969,708       3,933,280
                                                             =========       =========       =========

         e. Investment in marketable equity securities accounted for by the equity method (associated company) - Carmel Container Systems (Carmel)

         Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board - "Impairment of Assets" (see note 1h to the financial statements). Based on the provisions of this Standard, and as explained in note 2e to the financial statements, the Company determined that the recoverable value of the investment in Carmel exceeds its carrying value (based, among other, on its Discounted Cash Flows), and accordingly, the investment was not written down.

         Under U.S. GAAP (APB 18 - "The Equity Method of Accounting for Investments in Common Stock") and SEC Staff Accounting Bulletin (SAB) No. 59 ("Accounting for Noncurrent Marketable Equity Securities"), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2003, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, among other, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2003.

         Therefore, although according to the Israeli GAAP the recoverable value of this investment exceeds its carrying value (see above) under U.S. GAAP and SEC rules described above, the decline in the market value of Carmel shares was the significant factor in determining other than temporary decline. Accordingly, for U.S.GAAP reporting, since the decline in the market value of Carmel was long and extensive, the Company reduced the carrying value of this investment to its market value as of December 31, 2003 and recorded an impairment loss amounting NIS 16,986,000 (see also share in profits of associated companies under U.S. GAAP in Item 3 above).

         Under US GAAP- Since there is no goodwill or non amortizable assets, the impairment is attributed only to Carmel's fixed assets; therefore the Company amortizes the impairment at the rates applicable to Carmel's fixed assets. The amortization of the impairment, as above, resulted in an increase in the share in profits of the associated company amounting to NIS 1,699 thousands in 2004.

         f.       Statements of income presentation

         Under Israeli GAAP, the Company included, in the statements of income for the years ended December 31, 2002 and 2003, under "other income (expenses)", in 2002 - loss from closure of facilities and disposal of assets and closing inventories and in 2003 - gain from sale of apartments.

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

FIN 45 applies to guarantees either granted or amended after December 31, 2002. Applying FIN 45 has not had a material effect on the Company.

h.       Supplemental disclosure on employee rights upon retirement

         The Company and its subsidiaries expects to contribute in 2005 NIS 8,400 thousands to the provident funds and to the insurance companies in respect of its severance pay obligations.

i. The effect of applying U.S. GAAP on the consolidated financial statements is as follows:

         1)       Consolidated statement of income figures:

                                                                                        Year ended December 31
                                                                                  -----------------------------------
                                                                                   2004           2003         2002
                                                                                  -------       -------       -------
                                                                                            NIS in thousands
                                                                                       (except per share data)

Net income, as reported  according to Israeli GAAP                                 62,732        60,047        37,460

Effect of treatment of the following items in accordance with U.S. GAAP:
   Functional currency*                                                             4,827         8,243        33,254
   Deferred income taxes - net                                                     (2,080)       (4,703)      (17,156)

                                                                                        Year ended December 31
                                                                                  -----------------------------------
                                                                                   2004           2003         2002
                                                                                  -------       -------       -------
                                                                                            NIS in thousands
                                                                                       (except per share data)


   Other then temporary impairment of an investment in an associated company                    (16,986)
   Amortization of other then temporary impairment of an investment in
      an associated company                                                         1,699
   Applying APB 25 in respect of employee stock options:
      Gross amount                                                                (12,660)      (12,705)        1,667
      Deferred taxes                                                                4,202         4,573          (601)
                                                                                  -------       -------       -------
Net income under U.S. GAAP                                                         58,720        38,469        54,624
                                                                                  =======       =======       =======

Earnings per share:

    Under Israeli GAAP - net income per NIS 1 of par value of shares
       Primary**                                                                    1,544         1,494           947
                                                                                  =======       =======       =======
   Under U.S. GAAP - per share:

      Basic                                                                         14.76          9.77         13.94
                                                                                  =======       =======       =======
      Diluted                                                                       14.52          9.69         13.89
                                                                                  =======       =======       =======

* In 2002 including exchange rate differences from the end of the year, to December 31, 2003.

** Each NIS 1 par value is composed of 100 ordinary shares of NIS 0.01 par value.

                  2)       Shareholders' equity:

                                                                                  December 31
                                                                            -----------------------
                                                                              2004          2003
                                                                            --------       --------
                                                                                 In thousands
Shareholders' equity according to Israeli GAAP                               575,313        614,230
Effect of treatment of the following items in accordance with US GAAP:
    Functional currency                                                      (47,798)       (57,224)
    Other then temporary impairment of an investment in an
       associated company, net of amortization                               (15,287)       (16,986)
    Deferred income taxes                                                      8,254         10,334
                                                                            --------       --------
Shareholders' equity under US GAAP                                           520,482        550,354
                                                                            ========       ========

                  3)       Consolidated balance sheet figures:

                                                                     D e c e m b e r 3 1
                                               -------------------------------------------------------------
                                                         2004                                2003
                                               -------------------------           -------------------------
                                                 NIS         Re-measured NIS         NIS         Re-measured NIS
                                               -------           -------           -------           -------
                                                                        In thousands
                                               -------------------------------------------------------------
                                          As Reported Under                   As Reported Under
                                            Israeli GAAP     Under U.S. GAAP    Israeli GAAP     Under U.S. GAAP
                                               -------           -------           -------           -------
  Assets

Inventories                                     83,220            71,344            90,654            75,308
                                               =======           =======           =======           =======

Investment in associated companies             431,752           418,787           383,879           366,376
                                               =======           =======           =======           =======

Fixed assets - net                             324,406           285,851           325,641           283,831
                                               =======           =======           =======           =======

Liabilities and shareholders' equity

Deferred taxes - net                            40,693            33,132            50,789            41,024
                                               =======           =======           =======           =======

Shareholders' equity                           575,313           520,482           614,230           550,354
                                               =======           =======           =======           =======

         j.       Statement of cash flows

         The Company presents its cash flow information, under Israeli GAAP net of the effects of inflation.

         The information to be included under US GAAP for the years ended December 31, 2002, 2003 and 2004 is presented below:

                                                                         2004                2003                2002
                                                                       --------            --------            --------
                                                                                             NIS
                                                                       ------------------------------------------------
                                                                                         In thousands
                                                                       ------------------------------------------------
         Net cash provided by operating activities                       29,593              53,895              81,587
         Net cash used in investing activities                          (42,043)            (32,261)            (43,682)
         Net cash provided by (used in) financing activities           (138,946)            125,517             (47,901)
         Effect of inflation and exchange difference  on
           cash and cash equivalent                                         503               5,649              12,056
                                                                       --------            --------            --------
          Increase (decrease) in cash and cash
             equivalents                                               (150,893)            152,800               2,060
          Balance of cash and cash equivalents
             at beginning of year                                       158,706               5,906               3,846
                                                                       --------            --------            --------
          Balance of cash and cash equivalents
             at end of year                                               7,813             158,706               5,906
                                                                       ========            ========            ========

         k.       Reporting comprehensive Income

         In addition to net income, comprehensive income includes translation of foreign currency financial statements of an investee company, as follows:

                                                                      Year Ended December 31
                                                                    --------------------------
                                                                      2004              2003
                                                                    -------            -------
                                                                          Re-measured NIS
                                                                           in thousands
                                                                    --------------------------
         Net income under U.S. GAAP                                  58,720             38,469
         Differences from translation of foreign currency
             financial statements of an investee company             (1,288)            (2,506)
                                                                    -------            -------
         Comprehensive income                                        57,432             35,963
                                                                    =======            =======

         As of December 31, 2004 the accumulated other comprehensive income aggregates to (1,370) re-measured NIS, in thousands.

Recently issued accounting pronouncements:

1) FAS 123 (revised 2004)Share-based Payment

         In December 2004, the Financial Accounting Standards Board ("FASB") issued the revised Statement of Financial Accounting Standards ("FAS") No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. Early adoption of FAS 123R is encouraged. The company decided to adopt this statement on January 1, 2006. This Statement applies to all awards granted or modified after the Statement's effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement's effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards' grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123 (see also c. above).

         The Company expects that upon the adoption of FAS 123R, the Company will apply the modified prospective application transition method, as permitted by the Statement. Under such transition method, upon the adoption of FAS 123R, the Company's financial statements for periods prior to the effective date of the Statement will not be restated.

         The company expects that this statement may have material effect on it's financial position and results of operations. The impact of this statement on the Company's financial statements or its results of operations in 2006 and beyond will depend upon various factors, among them the Company's future compensation strategy.

FAS 151 Inventory Costs - an amendment of ARB 43, Chapter 4


In November 2004, the FASB issued FAS No. 151, "Inventory Costs - an amendment of ARB 43, Chapter 4" (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company's financial statements or its results of operations.

FAS 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29

In December 2004, the FASB issued FAS No. 153, Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29 (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions (Opinion 29). The amendments made by FAS 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions in FAS 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 (July 1, 2005 for the Company). Early application of the FAS 153 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect the adoption of FAS 153 to have a material effect on the Company's financial statements or its results of operations.

EITF Issue 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"

         In March 2004, the FASB issued EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" which provides new guidance for assessing impairment losses on debt and equity investments. Additionally, EITF Issue No. 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB delayed the accounting provisions of EITF Issue No. 03-1; however, the disclosure requirements remain effective. The Company will evaluate the effect, if any, of EITF Issue No. 03-1 when final guidance is released

EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock

         In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock." EITF Issue No. 02-14 addresses whether the equity method of accounting applies when an investor does not have an investment in voting common stock of an investee but exercises significant influence through other means. EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or in-substance common stock of the investee, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. The provisions in EITF Issue No. 02-14 are effective for reporting periods beginning after September 15, 2004

(October 1, 2004 for the Company). The adoption of EITF 02-14 by the Company did not have any effect on the Company's financial statements or its results of operations.








                  Schedule - Valuation and Qualifying Accounts

                       Three Years Ended December 31, 2004

                               (NIS in thousands)

Column A                                  Column B                    Column C             Column D           Column E

                                          Balance at beginning        Additions                                   Balance at
                                          of period                   (reductions)         Deductions            end of period
                                                                      charged to
                                                                      expenses
                                          -----------------------     ----------------     ---------------    -------------------
Allowance for doubtful accounts:
Year ended December 31, 2004                     13,696                       3,102                 (650)            16,148
                                          =======================     ================     ===============    ===================
Year ended December 31, 2003                     12,752                         944                   --             13,696
                                          =======================     ================     ===============    ===================
Year ended December 31, 2002                     11,538                       1,230                  (16)            12,752
                                          =======================     ================     ===============    ===================

ITEM 19 - EXHIBITS

(a) The following financial statements and supporting documents are filed with this report:

         (i) Consolidated Audited Financial Statements of the Company for the year ended December 31, 2004 (including reports of other independent auditors).

         (ii) Financial statements of Mondi Business Paper Hadera Ltd. for the year ended December 31, 2004.

         (iii) Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2004.

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

31.1 Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss. 302 of the Sarbanes-Oxley Act.

31.2 Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss. 302 of the Sarbanes-Oxley Act.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act.


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

                                            AMERICAN ISRAELI PAPER MILLS LIMITED


                                            By: /s/ Lea Katz
                                                --------------------------------
                                                Name:  Lea Katz
                                                Title: Corporate Secretary


Dated:   June 28, 2005

                                  EXHIBIT INDEX

1.1*     Memorandum of Association

1.2**    Articles of Association

3.1*** Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd. 8.1 List of subsidiaries

31.1 Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss. 302 of the Sarbanes-Oxley Act.

31.2 Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to ss. 302 of the Sarbanes-Oxley Act.

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act.

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act.

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

*** Incorporated by reference to the exhibit number 3.1 in the Company's form 20-F for the year ended

                                                                EXHIBIT 19(a)(i)
                                                                ----------------

                    BAR-LEV, MERRARI, GEVA & CO. C.P.A (ISR.)
--------------------------------------------------------------------------------

                                ADUITORS' REPORT

                             To the Shareholders of

                               EFFEH LANDFILL LTD.

We have audited the balance sheets of EFFEH Landfill Ltd. (hereafter - the Company) as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of operations and the cash flows for each of the two years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulation (Preparation of Annual Financial Statements), 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have no significant affect the determination of the results of operations for the years ended December 31, 2004 and 2003.

The above opinion is a mere translation of the Hebrew version of the opinion as given in the aforementioned date.

/s/ BAR-LEV, MERRARI, GEVA & CO.
BAR-LEV, MERRARI, GEVA & CO.
Certified Public Accountants (Israel)

                                                     Tel Aviv, February 9,  2005

[GRAPHIC OMITTED]

         |X|    Kost Forer Gabbay & Kasierer         |X|    Phone: 972-4-8654000
                2 Pal-yam                                   Fax:   972-4-8654022
                Haifa 33095, Israel

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of

                          CARMEL CONTAINER SYSTEMS LTD.

       We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We did not audit the financial statements of a subsidiary whose assets constitute approximately 10% and 9% of total consolidated assets as of December 31, 2003 and 2004 respectively, and whose revenues constitute approximately 9%, 10% and 8% of total consolidated revenues for the years ended December 31, 2002, 2003 and 2004 respectively. The financial statements of this subsidiary were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary is based on the reports of the other auditors.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and standards generally accepted in the Israel, including those prescribed by the Israeli Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2004, and the consolidated results of their operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those generally accepted in the United States (see Note 21 to the consolidated financial statements).

       As described in Note 2b, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

                                                /s/ KOST FORER GABBAY & KASIERER
Haifa, Israel,                                  KOST FORER GABBAY & KASIERER
February 24, 2005                               A Member of Ernst & Young Global

[GRAPHIC OMITTED]

         |X|    Kost Forer Gabbay & Kasierer         |X|    Phone: 972-4-8654000
                2 Pal-yam                                   Fax:   972-4-8654022
                Haifa 33095, Israel

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                            BARTHELEMI HOLDINGS LTD.

       We have audited the accompanying balance sheets of Barthelemi Holdings Ltd. ("the Company") as of December 31, 2004 and 2003 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and consolidated
- for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 4% of total consolidated assets as of December 31, 2004 and 2003, and whose revenues included in consolidation constitute approximately 6%, 7% and 11% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Furthermore, we did not audit the financial statements of an affiliate, the investment in which, at equity, amounted to NIS 19,673 thousand and NIS 19,829 thousand as of December 31, 2004 and 2003, respectively, and the Company's equity in its losses amounted to NIS 156 thousand and NIS 14 thousand for the years ended December 31, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2004 and 2003, and the results of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel which differ in certain respects from those generally accepted in the United States, as described in
Note 23 to the consolidated financial statements.

                                               /s/ KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel                                  KOST FORER GABBAY & KASIERER
 March 8, 2005                                  A Member of Ernst & Young Global

                                 [LOGO OMITTED]

To the shareholders of
M.M.M United Landfill Industries (1998)  Ltd

We have audited the  financial  statements of M.M.M United  Landfill  Industries
(1998) Ltd. (hereafter - the Company): balance sheets as of December 31, 2004 and 2003 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of operations, the changes in shareholders' equity and the cash flows of the Company for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have no significant affected the determination of the results of operations for the three years in the period ended December 31, 2004.

We draw attention to the said in note 1D regarding the end of the program period (TMA 16A Dudaim Site) in December 31, 2005. The company is currently in procedures to extend the aforementioned program.

The above opinion is a mere translation of the Hebrew version of the opinion as given in the aforementioned date.

/s/ Mualem Glezer Inbar Junio & Co.
Mualem Glezer Inbar Junio & Co.
Certified Public Accountants (Israel)               Ramat-Gan, February 14, 2005


[OBJECT OMITTED]

[GRAPHIC OMITTED]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                    TMM INTEGRATED RECYCLING INDUSTRIES LTD.

       We have audited the balance sheets of TMM Integrated Recycling Industries Ltd. ("the Company") as of December 31, 2004 and 2003 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders' equity, and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We did not audit the financial statements of certain subsidiaries, whose assets included in consolidation constitute approximately 4% of total consolidated assets as of December 31, 2004 and 2003, and whose revenues included in consolidation constitute approximately 6%, 7% and 11% of total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Furthermore, we did not audit the financial statements of an affiliate, the investment in which, at equity, amounted to NIS 19,673 thousand and NIS 19,829 thousand as of December 31, 2004 and 2003, respectively, and the Company's equity in its losses amounted to NIS 156 thousand and NIS 14 thousand for the years ended December 31, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2004 and 2003, and the results of operations and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

                                              /s/ KOST FORER GABBAY & KASIERER
 Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
  March 8, 2005                                 A Member of Ernst & Young Global

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2004 CONSOLIDATED FINANCIAL STATEMENTS

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                     2004 CONSOLIDATED FINANCIAL STATEMENTS






                                TABLE OF CONTENTS


                                                                       Page
REPORT OF INDEPENDENT AUDITORS                                          2
CONSOLIDATED FINANCIAL STATEMENTS:
    Balance sheets                                                     3-4
    Statements of income                                                5
    Statements of changes in shareholders' equity                       6
    Statements of cash flows                                           7-8
    Notes to financial statements                                      9-40
SCHEDULE - DETAILS OF SUBSIDIARIES AND
    ASSOCIATED COMPANIES                                                41



                                ---------------
                        -------------------------------
                                ---------------

PricewaterhouseCoopers                           Kesselman & Kesselman
                                                 Certified Public Accountants
                                                 Trade Tower, 25 Hamered Street
                                                 Tel Aviv 68125 Israel
                                                 P.O Box 452 Tel Aviv 61003
                                                 Telephone +972-3-7954555
                                                 Facsimile +972-3-7954556

                                AUDITORS' REPORT

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2004 and 2003 is NIS 353.1 million and NIS 299.3 million, respectively, and the Company's share in excess of profits over losses of which is a net amount of NIS 25.0 million, NIS 28.2 million and NIS 10.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of those companies were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in the exchange rate of the U.S. dollar, through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.



Tel-Aviv,  Israel                        /s/ Kesselman & Kesselman
March 10, 2005

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                           CONSOLIDATED BALANCE SHEETS


                                                                                                December 31
                                                                                    -----------------------------------
                                                                     Note                  2004               2003
                                                                     ----           ----------------  -----------------
                                                                                    NIS in thousands     (see note 1b.)
                                                                                    -----------------------------------
                             A s s e t s
      CURRENT ASSETS:                                                  8
          Cash and cash equivalents                                   1o                   7,813            158,706
          Short-term investments                                    10a;1f                62,464             20,000
          Accounts receivable:                                        10b
             Trade                                                                       143,275            140,996
             Other                                                                       101,840            128,246
          Inventories                                                 10c                 83,220             90,654
                                                                                       ---------          ---------
                 T o t a l  current assets                                               398,612            538,602
                                                                                       ---------          ---------
      INVESTMENT AND LONG TERM
          RECEIVABLES:
          Investments in associated companies                         2;8                431,752            383,879
          Deferred income taxes                                       7f                   6,511              3,885
                                                                                       ---------          ---------
                                                                                         438,263            387,764
                                                                                       ---------          ---------
      FIXED ASSETS:                                                    3
          Cost                                                                           974,462            953,656
          L e s s - accumulated depreciation                                             650,056            628,015
                                                                                       ---------          ---------
                                                                                         324,406            325,641
                                                                                       ---------          ---------
      DEFERRED CHARGES,
          net of accumulated amortization                             1i                   1,106              1,267
                                                                                       ---------          ---------
                 T o t a l  assets                                                     1,162,387          1,253,274
                                                                                       =========          =========




                                            ) Chairman of the
-------------------------------------------
             Yaki Yerushalmi                ) Board of Directors


                                            )
-------------------------------------------
                Avi brener                  ) Chief Executive Officer

                                            )
-------------------------------------------
               Israel Eldar                 ) Controller



Date of approval of the financial statements: March 10, 2005.


    The accompanying notes are an integral part of the financial statements.

                                                                                               December 31
                                                                                     -------------------------------
                                                                             Note          2004            2003
                                                                             ----    --------------  ---------------
                                                                                     NIS in thousands (see note 1b.)
                                                                             ---------------------------------------
                     Liabilities and shareholders' equity
      CURRENT LIABILITIES:                                                    8
          Credit from banks                                                  10d             112,684        144,989
          Current maturities of long-term notes                               4a               6,648          6,590
          Accounts payable and accruals:
             Trade                                                                            87,556         84,602
             Other                                                           10e              66,355         73,010
                                                                                           ---------      ---------
                 T o t a l  current liabilities                                              273,243        309,191
                                                                                           ---------      ---------
      LONG-TERM LIABILITIES:
          Deferred income taxes                                               7f              52,562         61,801
          Loans and other liabilities
             (net of current maturities):                                    4;8
             Notes                                                                           228,499        233,039
             Other liabilities                                                                32,770         35,013
                                                                                           ---------      ---------
                 T o t a l  long-term liabilities                                            313,831        329,853
                                                                                           ---------      ---------
      COMMITMENTS AND CONTINGENT LIABILITIES                                  9
                 T o t a l  liabilities                                                      587,074        639,044
                                                                                           ---------      ---------
      SHAREHOLDERS' EQUITY:                                                   6
          Share capital (ordinary shares of NIS 0.01 par value:                              125,257        125,257
             authorized - 20,000,000 shares; issued and paid:
             December 31, 2004 and 2005 - 3,996,674 and
             3,968,295 shares, respectively)
          Capital surplus                                                                     90,060         90,060
          Currency adjustments in respect of financial statements
             of associated companies                                                          (2,807)        (1,122)
          Retained earnings                                                                  362,803        400,035
                                                                                             575,313        614,230
                                                                                           ---------      ---------
                 T o t a l  liabilities and shareholders' equity                           1,162,387      1,253,274
                                                                                           =========      =========


    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME

                                                                           Note           2004            2003            2002
                                                                          ------         -------         -------         ------
                                                                                           NIS in thousands (see note 1b.)


SALES - net                                                               10f;14         482,854         465,092        455,775
COST OF SALES                                                               10g          375,904         362,185        363,771
                                                                                         -------         -------         ------
GROSS PROFIT                                                                             106,950         102,907         92,004
                                                                                         -------         -------         ------
SELLING, MARKETING, ADMINISTRATIVE
    AND GENERAL EXPENSES:                                                   10h
    Selling and marketing                                                                 30,595          31,324         29,167
    Administrative and general                                                            22,425          24,999         26,382
                                                                                         -------         -------         ------
                                                                                          53,020          56,323         55,549
                                                                                         -------         -------         ------
INCOME FROM ORDINARY OPERATIONS                                                           53,930          46,584         36,455
FINANCIAL EXPENSES - net                                                    10i           13,118          15,989          2,988
OTHER  INCOME (EXPENSES)                                                    10j                            1,609         (2,942)
                                                                                         -------         -------         ------
INCOME BEFORE TAXES ON INCOME                                                             40,812          32,204         30,525
TAXES ON INCOME                                                              7             3,152           7,706          9,792
                                                                                         -------         -------         ------
INCOME FROM OPERATIONS OF THE
    COMPANY AND ITS SUBSIDIARIES                                                          37,660          24,498         20,733
SHARE IN PROFITS OF ASSOCIATED
    COMPANIES - net                                                         2             25,072          35,549         16,727
                                                                                         -------         -------         ------
NET INCOME FOR THE YEAR                                                                   62,732          60,047         37,460
                                                                                         =======         =======         ======


                                                                                                           NIS
                                                                                         --------------------------------------
NET INCOME PER NIS 1 OF PAR VALUE
    OF SHARES                                                               1p;11           1,544          1,494            947
                                                                                         =======         =======         ======



    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                           Currency
                                                                                          adjustments
                                                                                           in respect
                                                                                          of financial
                                                                                          statements of
                                                             Share            Capital      associated        Retained
                                                            Capital           surplus       companies        earnings      Total
                                                            -------           -------       ---------        --------      -----
                                                                                NIS in thousands (see note 1b.)

BALANCE AT JANUARY 1, 2002                                  125,256           90,060        (3,175)         422,332       634,473
CHANGES IN 2002:
    Net income                                                                                               37,460        37,460
    Dividend paid                                                                                           (20,676)      (20,676)
    Currency adjustments in respect of financial
       statements of associated companies                                                     (307)                          (307)
                                                            -------           ------        ------          -------       -------
BALANCE AT DECEMBER 31, 2002                                125,256           90,060        (3,482)         439,116       650,950
CHANGES IN 2003:
    Net income                                                                                               60,047        60,047
    Dividend paid                                                                                           (99,128)      (99,128)
    Exercise of employee options into shares                      1                                                             1
    Currency adjustments in respect of financial
       statements of associated companies                                                    2,360                          2,360
                                                            -------           ------        ------          -------       -------
BALANCE AT DECEMBER 31, 2003                                125,257           90,060        (1,122)         400,035       614,230
                                                            =======           ======        ======          =======       =======
CHANGES IN 2004:
    Net income                                                                                               62,732        62,732
    Dividend paid                                                                                           (99,964)      (99,964)
    Exercise of employee options into shares                       *                                                             *
    Currency adjustments in respect of financial
       statements of associated companies                                                   (1,685)                        (1,685)
                                                            -------           ------        ------          -------       -------
BALANCE AT DECEMBER 31, 2004                                 125,257          90,060        (2,807)         362,803       575,313
                                                            =======           ======        ======          =======       =======


                   *Represents an amount less than NIS 1,000.

    The accompanying notes are an integral part of the financial statements.

                                                                 (Continued) - 1

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                             2004          2003            2002
                                                                           -------        -------        -------
                                                                              NIS in thousands (see note 1b.)
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income for the year                                                 62,732         60,047         37,460
    Adjustments to reconcile net income to
       net cash provided by operating activities (*)                       (15,637)        (7,396)        39,718
                                                                           -------        -------        -------
    Net cash provided by operating activities                               47,095         52,651         77,178
                                                                           -------        -------        -------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of fixed assets                                               (30,952)       (29,247)       (46,807)
    Short-term investments                                                 (42,000)       (20,000)
    Associated companies:
       Granting of loans                                                      (779)        (8,241)        (3,302)
       Collection of loans                                                  13,688         21,895
    Proceeds from sale of fixed assets                                       1,001          3,332          9,729
                                                                           -------        -------        -------
    Net cash used in investing activities                                  (59,042)       (32,261)       (40,380)
                                                                           -------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Notes issuance, net of issuance expenses of NIS 800,000                               198,909
    Consideration in respect of the exercise of options by employees                            1
    Repayment of long-term loans from banks and others                        (383)          (762)        (1,038)
    Redemption of notes                                                     (6,666)        (6,770)        (5,960)
    Dividend paid                                                          (99,964)       (99,128)       (20,676)
    Short-term credit from banks - net                                     (31,933)        40,606         (7,219)
                                                                           -------        -------        -------
    Net cash provided by (used in) financing activities                   (138,946)       132,856        (34,893)
                                                                           -------        -------        -------
INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                      (150,893)       153,246          1,905
BALANCE OF CASH AND CASH EQUIVALENTS AT
    BEGINNING OF YEAR                                                      158,706          5,460          3,555
                                                                           -------        -------        -------
BALANCE OF CASH AND CASH EQUIVALENTS AT
    END OF YEAR                                                              7,813        158,706          5,460
                                                                           =======        =======        =======


    The accompanying notes are an integral part of the financial statements.

                                                                 (Concluded) - 2

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          2004          2003         2002
                                                                                        -------       -------       -------
                                                                                          NIS in thousands (see note 1b.)
(*)     Adjustments to reconcile net income to net cash provided by operating activities: Income and expenses not involving cash flows:
          Share in profits of associated companies - net                                (25,072)      (35,549)      (16,727)
          Dividend received from associated company                                                    16,391        21,852
          Depreciation and amortization                                                  28,633        28,247        26,809
          Deferred income taxes - net                                                   (10,096)        3,471         3,703
          Capital losses (gains) on:
             Sale of fixed assets                                                           508        (2,054)         (137)
             Termination of activities and disposal of assets - net                                                   1,345
          Gains on short-term deposits and investments not yet realized                    (464)
          Linkage and exchange differences on principal of
            long-term loans from banks - net                                                (26)           79           (17)
          Linkage differences on (erosion of) principal of Notes                          2,184         3,110          (524)
          Erosion of (linkage differences on) principal of
             long-term loans to associated companies                                       (721)       (1,101)          153
          Appreciation (erosion) of a long-term capital note granted to
             an associated company                                                                      2,477        (2,202)
                                                                                        -------       -------       -------
                                                                                          5,054        15,071        34,255
                                                                                        -------       -------       -------
        Changes in operating asset and liability items:
          Increase in trade receivables                                                  (2,279)       (9,260)      (15,064)
          Decrease (increase) in other receivables
               (not include deferred income taxes)                                      (12,037)       (8,935)        3,394
          Decrease (increase) in inventories                                              7,434          (159)       22,060
          Increase (decrease) in trade payables                                           2,954       (14,653)       11,180
          Increase (decrease) in other payables and accruals                             (6,655)       10,540       (16,107)
                                                                                        -------       -------       -------
                                                                                        (10,583)      (22,467)        5,463
                                                                                        -------       -------       -------
                                                                                        (15,637)       (7,396)       39,718
                                                                                        =======       =======       =======
Supplementary cash flow information - cash paid during the year for:
    Taxes on income                                                                       3,242        11,553        26,711
                                                                                        =======       =======       =======
    Interest                                                                             20,697        11,335         9,839
                                                                                        =======       =======       =======


Information on activities not involving cash flows:

In 2004, equipment, which the company did not find suitable for its use, was retired. The retirement was made against the cancellation of the loan made available by the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.


    The accompanying notes are an integral part of the financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies, which, except for the changes required by the transition to nominal financial reporting in 2004 - see b(1) and b(4) below, were applied on a consistent basis, are as follows:

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

               Interested parties - as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):


     b.   Basis of presentation of the financial statements

          The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS).

          Commencing in 2004, the adjustment of financial statements in Israel for the changes in the exchange rate of the US dollar was discontinued, and transitory provisions for financial reporting on a nominal basis began being applied, as explained below; notwithstanding the above, the comparative figures included in these financial statements are based on the amounts adjusted for the changes in the exchange rate of the US dollar, as previously reported; in the case of the Company, these figures represented adjustment to inflation by way of adjustment of the amounts for the changes in the exchange rate of the US dollar (hereafter - the dollar), see (2) below.

          1)   Transition to nominal financial reporting in 2004

               With effect from January 1, 2004, the company has adopted the provisions of Israel Accounting Standard No. 12 -"Discontinuance of Adjusting Financial Statements for Inflation" - of the Israel Accounting Standards Board (hereafter -the IASB) and, pursuant thereto, the company has discontinued, from the aforesaid date, the adjustment of its financial statements for the changes in the exchange rate of the dollar against the shekel.

               The amounts adjusted for the changes in the exchange rate of the dollar against the shekel (see (2) below), presented in the financial statements as of December 31, 2003 (hereafter - "the transition date"), were used as the opening balances for the nominal financial reporting in the following periods. Additions made after the transition date have been included in the financial statements at their nominal values.

               Accordingly, the amounts reported in 2004 are composed as follows: amounts originating from the period that preceded the transition date are composed of their adjusted to December 2003 shekel amount, with the addition of amounts in nominal values that were added after the transition date, and net of amounts that were deducted after the transition date (the retirement of such sums is effected at their adjusted values as of transition date, their nominal values, or a combination of the two, according to the circumstances). All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          2)   Comparative figures - amounts adjusted to end of 2003

               Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the exchange rate of the dollar, as permitted under Opinion 36 of the Institute of Certified Public Accountants in Israel (hereafter - the Israeli Institute) for companies whose shares are traded on the stock exchange of a foreign country. The Company's shares are traded in the United States on the AMEX.

               The comparative figures included in these financial statements are based on the amounts included for the prior reporting periods, as adjusted for the changes in the exchange rate of the dollar, stated at the exchange rate at December 31, 2003 (the exchange rate in effect at the transition date).

               The components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period - sales, purchases, labor costs, etc. - were adjusted on the basis of the date in which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly - changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

               The investment in some of the associated companies (whose operations constitute an integral part of the Company's operations) and the company's share in their operating results are recorded on the basis of the adjusted financial statements (in accordance with the provisions of Standard No. 12, as described above) of these companies. As to associated companies whose financial statements were adjusted until December 31, 2003 on the basis of the changes in the CPI, see (4) below.

          3) The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term "cost" signifies cost in reported amounts.

          4) Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

               For purposes of inclusion on the equity basis, until December 31, 2003, the amounts included in the financial statements of the above associated companies operating independently were treated as follows:

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

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

               As from January 1, 2004, no additional differences have been included in respect of said companies, in view of their transition to reporting under Standard 12, as also applied by the Company. The change in this equity item in 2004 is related to a subsidiary of an associated company, which has a currency other than NIS.

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

               3) With effect from the interim financial statements for the 3-month period ended March 31, 2003, the Company reviews whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies - see h. below.

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

          f.   Marketable securities

               These securities are stated at market prices.

               The changes in value of the above securities are carried to financial income or expense.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          g.   Fixed assets:

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

          h.   Impairment of Assets

               In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter - IASB) - "Impairment of Assets", became effective. This standard requires a periodic review to evaluate the need for a provision for the impairment of the company's and its subsidiary's non-monetary assets - mainly fixed assets as well as investments in associated companies.

               Accordingly, commencing with the interim financial statements for the 3-month period ended March 31, 2003, the Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset.

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

               The adoption of this Standard has not had any effect on the Company and its subsidiaries.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (continued):

          i.   Deferred charges

               The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

          j.   Deferred income taxes:

               1) Deferred taxes are computed in respect of differences between the amounts presented in these statements and those taken into account for tax purposes. As to the main factors in respect of which deferred taxes have been included - see note 7f. Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the reporting years.

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

          k.   Revenue recognition

               Revenue from sale of products to the local market, net of discounts granted, is recognized upon shipment to the customer (which represents the point at which the title transfers). Revenue from sale of products for export, net of discounts, is recognized as the products are delivered to the customer in the target country.

          l.   Shipping and handling fees costs

               Shipping and handling costs are classified as component of selling and marketing expenses.

          m.   Allowance for doubtful accounts

               The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

          n.   Derivative financial instruments

               Gains or losses from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements commensurate with the results from those assets or liabilities.

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

          q.   Recently issued pronouncement

               In July 2004, the IASB issued Israel Accounting Standard No. 19 - "Taxes on Income", which is based on International Accounting Standard No. 12, that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income. This accounting standard is to be applied to financial statements covering periods commencing on, or after, January 1, 2005.

               For the most part, the provisions of this standard are the same as the accounting principles that are customarily applied at present (see j. above). The adoption of the standard is not expected to have a material effect on the company's financial statements in the forthcoming periods.

NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES:

          a. The Company has a number of investments in associated companies, which are held either directly or through associated companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. - formerly Neusiedler Hadera Paper Ltd, NHP - and Hogla-Kimberly Ltd.) are attached to these financial statements.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          b.   Composed as follows:

                                                                                December 31
                                                                          ----------------------
                                                                           2004            2003
                                                                          -------        -------
                                                                             NIS in thousands
               Cost:
                   Shares                                                  54,241         54,241
                   Excess of cost of investment - net                       2,086          2,086
                   L e s s - accumulated amortization                      (2,624)        (3,068)
               Gain on issuance of shares of an associated
                   company to a third party                                40,241         40,241
               Currency adjustments                                        (2,807)        (1,122)
               Share in profits accumulated since acquisition - net       271,492        246,864
                                                                          -------        -------
                                                                          362,629        339,242
               Long-term loans and capital notes *                         69,123         44,637
                                                                          -------        -------
                                                                          431,752        383,879
                                                                          =======        =======


               * Classified by linkage terms, the total amounts of the loans and capital notes are as follows:

                                                   Weighted average          December 31
                                                    interest rate      ----------------------
                                                   at December 31,      2004            2003
                                                        2004           ------          ------
                                                         %                NIS in thousands

               Linked to the dollar                                     8,616          21,897
               Linked to the Israeli CPI                0%-6%          11,220          10,553
               Loan and unlinked capital note           0%-5%          49,287          12,187
                                                                       ------          ------
                                                                       69,123          44,637
                                                                       ======          ======

               As of December 31, 2004, the repayment dates of the balance of the loans and capital notes have not yet been determined.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

          c.   The changes in the investments during 2004 are as follows:

                                                                                            NIS in
                                                                                           thousands
                                                                                            -------
               Balance at beginning of year                                                 383,879
                                                                                            -------
               Changes during the year:
                   Share in profits of associated companies - net                            25,072
                   Currency adjustments                                                      (1,685)
                   Classifying long term balance                                             36,674
                   Decrease in balance of long-term loans and capital notes - net           (12,188)
                                                                                            -------
               Balance at end of year                                                       431,752
                                                                                            =======

          d. Mondy Business Paper Hadera Ltd. (hereafter - Mondy Hadera; formerly - Neusiedler Hadera Paper Ltd- NHP):

               Mondy Hadera is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter - Neusiedler), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group's activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price which is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under continued extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

          e.   Investment in Carmel Container Systems Limited (hereafter -
               Carmel)

               The investment in shares includes, as of December 31, 2004 and 2003, amounts to NIS 32,300,000 and NIS 29,475,000, respectively, which represents a holding of 26.25%. Carmel's shares are traded in the United States on the "AMEX" Stock Exchange. The market value of the Company's holding in these shares as of December 31, 2004 and 2003 is NIS 15,741,000 and NIS 9,656,000, respectively.

               In November 2004, Carmel's board of directors decided to take measures to withdraw Carmel's shares from trade on the "AMEX" Stock Exchange in the United States and also to deregister with the SEC. Accordingly, trade in Carmel's shares on the "AMEX" was suspended from November 30, 2004 and the process of deregistering with the SEC is currently being attended to.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 2 - INVESTMENTS IN ASSOCIATED COMPANIES (continued):

               The Company's management believes that the low market value of these shares is not representative of the economic value, as the trade in Carmel's shares is very weak as described above. At the beginning of 2003, the Company used the services of an outside appraiser in determining the value in use to the Company.

               The Company's management believes, based on the abovementioned and current developments in 2004, that the investment should not be written down.

               The financial statements of Carmel are drawn up in accordance with the provisions of Accounting Standard No. 12 of the IASB. Until December 31, 2003, the financial statements have been drawn up on the basis of cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in the consolidated financial statements up to said date, Carmel's financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

          f. Investment in T.M.M Integrated Recycling Industries Ltd. (hereafter - T.M.M.)

               As of December 31, 2004, the Company's share in T.M.M. (directly and through another associated company) is 41.6%.

               The excess of equity in net assets of T.M.M. shares, over the cost of investment therein - amounting to NIS 1,581,000 is amortized over a period of ten years.

               As of December 31, 2004 and 2003, the direct investment in the shares of T.M.M is NIS 15,726,000 and NIS 15,759,000, respectively. The market value of these shares as of December 31, 2004 and 2003 is NIS 11,338,000 and NIS 13,713,000, respectively.

               The Company's management examined the value of its investment in T.M.M. for impairment which is not temporary in nature. At the beginning of 2003, the Company used the services of an outside appraiser in determining the value in use to the Company.

               The Company's management believes, based on the abovementioned and current business developments within T.M.M during 2004, that the investment should not be written down.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

               NOTE 3 - FIXED ASSETS:

             a. Composition of assets, grouped by major classifications, and changes therein during 2004, are as follows:

                                                               Cost
                                      -----------------------------------------------------
                                     Balance at     Additions      Retirements     Balance at
                                     beginning         during         during         end of
                                      of year        the year        the year         year
                                      -------         ------          ------        -------
                                                          NIS in thousands
Land and buildings on the land        185,675          3,552                        189,227
Machinery and equipment               653,206         25,008           4,461        673,753
Vehicles                               31,860          3,772           5,678         29,954
Office furniture and equipment
   (including computers)               65,569          2,800               7         68,362
Payments on account of
   machinery and equipment             17,346         (4,180)                        13,166
                                      -------         ------          ------        -------
                                      953,656         30,952          10,146        974,462
                                      =======         ======          ======        =======

                                                       Accumulated depreciation                    Depreciated balance
                                      ----------------------------------------------------        ----------------------
                                     Balance at      Additions    Retirements    Balance at             December 31
                                     beginning        during         during        end of         ----------------------
                                      of year        the year       the year        year           2004           2003
                                      -------         ------          -----        -------        -------        -------
                                                           NIS in thousands                          NIS in thousands
Land and buildings on the land        104,237          3,348                       107,585         81,642         81,438
Machinery and equipment               449,526         19,469          1,168        467,827        205,926        203,680
Vehicles                               22,357          2,786          5,259         19,884         10,070          9,503
Office furniture and equipment
   (including computers)               51,895          2,869              4         54,760         13,602         13,674
Payments on account of
   machinery and equipment                                                                         13,166         17,346
                                      -------         ------          -----        -------        -------        -------
                                      628,015         28,472          6,431        650,056        324,406        325,641
                                      =======         ======          =====        =======        =======        =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 3 - FIXED ASSETS (continued):

          b. The item is net of investment grants in respect of investments in "approved enterprises" (see notes 7a and 9a).


          c. The Group's real estate is partly owned and partly leased - to the extent of NIS 44.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49-year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

          d. As of December 31, 2004 and 2003, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

          e. Depreciation expenses amounted to NIS 28,472,000, NIS 28,165,000 and NIS 26,726,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

          f.   As to pledges on assets - see note 9a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 - NOTES AND OTHER LONG-TERM LIABILITIES (continued):

          a.   Notes

               The item represents two series of notes issued to institutional investors as follows:

                                                                               December 31
                                                              ---------------------------------------------
                                                                      2004                      2003
                                                              -------------------       -------------------
                                                                             NIS in thousands
                                                              ---------------------------------------------
                                                             Series II    Series I     Series II    Series I
                                                              -------      ------       -------      ------
                Balance                                       201,807      33,340       200,000      39,629
                L e s s - current maturities                                6,648                     6,590
                                                              -------      ------       -------      ------
                                                              201,807      26,692       200,000      33,039
                                                              =======      ======       =======      ======


               (1)  Series I - May 1992

                    The balance of the notes as of December 31, 2004 is redeemable in five installments, due in June of each of the years 2005-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 99,819,000, in December 2004 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable each June. The notes - principal and interest - are linked to the Israeli CPI of February 1992.

               (2)  Series II - December 2003

                    As of December 31, 2004, the unpaid balance of the notes is payable in 7 annual installments at December of each of the years 2007-2013; The unpaid balance of the notes bears annual interest of 5.65%, payable in annual installments at December of each year. The notes - principal and interest - are linked to the Israeli CPI of November 2003.

          b.   Other liabilities:

                                                                   December 31
                                                              --------------------
                                                               2004          2003
                                                              ------        ------
                                                                NIS in thousands
               Capital note to an associated company *        32,770        32,770
               Other liability                                               2,243
                                                              ------        ------
                                                              32,770        35,013
                                                              ======        ======

          * The capital note is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2006.

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

          b. The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,368,000, NIS 8,515,000 and NIS 5,786,000 in
               2004, 2003, and 2002, respectively.


NOTE 6 - SHAREHOLDERS' EQUITY:

          a.   Share capital


               Composed of ordinary registered shares of NIS 0.01 par value, as follows:

                                                                  December 31
                                                          ---------------------------
                                                             2004               2003
                                                          ---------         ---------
                                       Authorized                Issued and paid
                                       ----------         ---------------------------

               Number of shares        20,000,000         3,996,674         3,968,295
                                       ==========         =========         =========
               Amount in NIS              200,000            39,967            39,683
                                       ==========         =========         =========

               The shares are traded on stock exchanges in Tel-Aviv and in the U.S. The quoted prices per share, as of December 31, 2004 are NIS
               238.30 and $ 55.00 (NIS 236.94), respectively.

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

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                    In 1998-2000, 155,498 options were granted under the 1998 plan for senior officers.

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

                    In 2000-2003, 154,000 options were exercised under the 1998 plan for senior officers. 92,832 shares of NIS 0.01 were issued following the exercise. The unexercised balance of 1,498 options granted expired in 2003.

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

                    The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the CPI as of April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price is to be adjusted, following dividend distributions. Accordingly, the exercise price as of December 31, 2004 is NIS 177.37 for the first batch, NIS 68.77 for the second batch, NIS 125.18 for the third batch and NIS 177.37 for the fourth batch.

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

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

          b.   Employee stock option plans (continued):


               The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 56.69 on the date of grant.

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

               In 2004 and 2003, 55,525 and 1,550 options, respectively, were exercised under the 2001 plan for senior officers, and 24,295 and 227 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The unexercised balance of the options granted is 137,225.


               This plan is designed to be governed by the terms stipulated by
               Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

               The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

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

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 - SHAREHOLDERS' EQUITY (continued):

                    The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the CPI as of August 29, 2001. This price represents the average price of the Company's shares as quoted on the Tel-Aviv Stock Exchange during thirty trading days prior to the date of the board of directors' approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, following a dividend distribution and it is NIS
                    113.57 as of December 31, 2004.

                    The quoted price of the Company's shares on the Tel Aviv Stock Exchange close to the time of the board of directors' resolution to grant the options, was NIS 171.20. Prior to the granting of the options, the price was NIS 138.80.

                    The fair value of each option - computed on the basis of the Black-Scholes option-pricing model - as prescribed by the regulations of the Tel-Aviv Stock Exchange - was approximately NIS 64.11 on the date of grant.

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

                    In 2004 and 2003, 8,615 and 57,962 options, respectively, were exercised under the 2001 employee plan. 4,084 and 20,665 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The unexercised balance of the options granted is 14,878.

                    This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the company will be allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

                    The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 7 - TAXES ON INCOME:

          a. Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the law)

               Under the law, by virtue of the "approved enterprise" status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

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

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


          c.   The Law for the Encouragement of Industry (Taxation), 1969

               The Company and certain subsidiaries are "industrial companies" as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

               The Company also files consolidated tax returns with certain subsidiaries as permitted under this law.

          d. Tax rates applicable to income not derived from "approved enterprises"

               The income of the Company and its Israeli subsidiaries (other than income from "approved enterprises", see a. below) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment to the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 - 34%, in 2006 - 32%, and in 2007 and thereafter - 30%.
               The effect of the change in the tax rates in the coming years on the deferred tax balances on the effective date of the amendment to the law, is included under "taxes on income" in the statements of income (loss) - see g (1) below.

          e.   Carryforward tax losses

               Carryforward tax losses are NIS 20,399,000 and NIS 14,002,000 as of December 31, 2004 and 2003, respectively. Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


          f.   Deferred income taxes

               The composition of the deferred taxes, and the changes therein during 2004 and 2003, are as follows:

                                                      Among          Among           Among           As a
                                                   non-current      current       non-current     non-current
                                                    assets (1)     assets (2)    liability (3)      Total
                                                     ------          ------          ------         -------
                                                                        NIS in thousands
               Balance at January 1, 2003           (10,948)                         58,266          47,318
               Changes in 2003:
                   Reclassification                   3,885          (3,885)
                   Amounts carried to income            (64)                          3,535           3,471
                                                     ------          ------          ------         -------
               Balance at December 31, 2003          (7,127)         (3,885)         61,801          50,789
               Changes in 2004:
                   Amounts carried to income          1,769          (2,626)         (9,239)        (10,096)
                                                     ------          ------          ------         -------
               Balance at December 31, 2004          (5,358)         (6,511)         52,562          40,693
                                                     ======          ======          ======         =======

                    (1) In respect of inventories, provisions for doubtful accounts, vacation and recreation pay, and carry-forward tax losses.

                    (2)  In respect of carryforward tax losses.

                    (3)  Mainly in respect of depreciable fixed assets.

                    The deferred taxes are computed at the rate of 30%-34%.

          g.   Taxes on income included in the income statements:

                    1)   As follows:

                                                                   2004             2003          2002
                                                                  ------           -----          -----
                                                                            NIS in thousands
               For the reported year:
                   Current                                        13,248           4,235          4,702
                   Deferred, see f. above:
                      In respect of changes to tax rates,
                          see d. above                            (5,824)
                      In respect of the reporting period          (4,272)          3,471          3,703
                                                                  ------           -----          -----
                                                                   3,152           7,706          8,405
               For previous years - Current                                                       1,387
                                                                  ------           -----          -----
                                                                   3,152           7,706          9,792
                                                                  ======           =====          =====

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 7 - TAXES ON INCOME (continued):


                    2) Following is a reconciliation of the "theoretical" tax expense, assuming all income is taxed at the regular rate, as stated in d. above, and the actual tax expense:

                                                          2004                      2003                       2002
                                                    -----------------         -----------------         -----------------
                                                               NIS in                    NIS in                    NIS in
                                                      %       thousands         %       thousands         %       thousands
                                                    -----      ------         -----      ------         -----      ------
Income before taxes on income, as reported
   in the statements of income                      100.0      40,812         100.0      32,204         100.0      30,525
                                                    =====      ======         =====      ======         =====      ======
Theoretical tax on the above amount                  35.0      14,284          36.0      11,593          36.0      10,989
Tax benefits arising from reduced tax rate
   for approved enterprises                                                    (1.5)       (487)         (1.0)       (305)
                                                    -----      ------         -----      ------         -----      ------
                                                     35.0      14,284          34.5      11,106          35.0      10,684
Decrease in taxes resulting from computation
   of deferred taxes at a rate which is
   different from the theoretical rate               (4.3)     (1,762)
Tax benefit resulting from
    changes in tax rates, see d. above              (14.3)     (5,824)

Tax deduction in respect of options
   exercised by employees according to
   section 102 of the Israeli
   Income Tax Ordinance                             (10.3)     (4,221)         (5.0)     (1,607)         (6.2)     (1,883)
Other - net                                           1.6         675          (5.6)     (1,793)         (1.3)       (396)
                                                    -----      ------         -----      ------         -----      ------
Taxes on income for the reported year                 7.7       3,152          23.9       7,706          27.5       8,405
                                                    =====      ======         =====      ======         =====      ======


          h.   Tax assessments

               The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES:

          a.   As follows:

                                                                              December 31, 2004
                                                                    ----------------------------------------
                                                                In, or linked
                                                                  to, foreign
                                                                   currency      Linked to the
                                                                (mainly dollar)   Israeli CPI       Unlinked
                                                                    ------           ------          -------
                                                                                NIS in thousands
Assets:
    Current assets:
       Cash and cash equivalents                                     4,531                             3,282
       Short-term investments                                                        45,539           16,925
       Receivables                                                  43,600            1,799          192,071
    Investments in associated companies - long-term
       loans and capital notes                                       8,616           11,220           49,287
                                                                    ------          -------          -------
                                                                    56,747           58,558          261,565
                                                                    ======          =======          =======

Liabilities:
    Current liabilities:
       Short-term credit from banks                                  2,238                           110,446
       Accounts payables and accruals                               10,100            1,013          142,798
    Long-term liabilities (including current maturities):
       Loans from banks
       Notes                                                                        235,147
       Other liabilities                                                                              32,770
                                                                    ------          -------          -------
                                                                    12,338          236,160          286,014
                                                                    ======          =======          =======

                                                                                  December 31, 2003
                                                                    ----------------------------------------
                                                               In, or linked
                                                                to, foreign
                                                                  currency       Linked to the
                                                               (mainly dollar)     Israeli CPI       Unlinked
                                                                    ------           ------          -------
                                                                              NIS in thousands
Assets:
    Current assets:
       Cash and cash equivalents                                     8,561                           150,145
       Short-term investments                                                                         20,000
       Receivables                                                  48,457              215          210,560
    Investments in associated companies - long-term
       loans and capital notes                                      21,897           10,553           12,187
                                                                    ------          -------          -------
                                                                    78,915           10,768          392,892
                                                                    ======          =======          =======

Liabilities:
    Current liabilities:
       Short-term credit from banks                                                                  144,617
       Accounts payables and accruals                               11,579                           146,033
    Long-term liabilities (including current maturities):
       Loans from banks                                                                 372
       Notes                                                                        239,629
       Other liabilities                                             2,243                            32,770
                                                                    ------          -------          -------
                                                                    13,822          240,001          323,420
                                                                    ======          =======          =======

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see note 12a.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 - LINKAGE TERMS OF MONETARY BALANCES (continued):

          b.   Data regarding the exchange rate and the Israeli CPI:

                                                                  Exchange rate of
                                                                     one dollar             CPI*
                                                                     ----------             ----
                                                                        NIS                Points
                    At end of year:
                        2004                                            4.308              180.7
                        2003                                            4.379              178.6
                        2002                                            4.737              182.0
                    Change in the year:
                        2004                                           (1.6%)               1.2%
                        2003                                           (7.6%)              (1.9%)
                        2002                                            7.3%                6.5%

                       * Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.


NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES:

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

               The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel as security for compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2004, the guarantee amounts to NIS 181,000.

          b. In 1996, an associated company received a grant amounting to NIS 2,067,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee of NIS 2,036,000 in favor of the State of Israel.

          c. The Company has provided guarantees of NIS 2,154,000 in favor of an associated company, in connection with the latter's participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

          d. A subsidiary has provided a guarantee of NIS 1,291,000 to a bank in respect of a loan extended to an associated company.

          e. A subsidiary provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 1,700,000.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)



NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

          f. On May 7, 2001, the Company's board of directors resolved to carry out a plan, which was approved by the shareholders' meeting, to remunerate the Company's chairman of the board of directors. According to the plan, a remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price - NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. In 2004, one quarter of the remuneration was exercised. As of December 31, 2004, another quarter is exercisable. A liability was included in the financial statements in respect of the above plan, under current liabilities.

          g. In accordance with the Companies Law, 1999, in 2004, the Company issued new letters of indemnity to its officers, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company's shareholders' equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL

STATEMENT INFORMATION:

              Balance sheets:


                                                                        Weighted average                December 31
                                                                        interest rate             -----------------------
                                                                        at December 31,             2004           2003
                                                                              2004                -------         -------
                                                                        ----------------              NIS in thousands
             a. Short-term investments:
                   Short term deposit - linked to the CPI                     4.0%                 45,539
                   Short-term deposit - unlinked                                                                   20,000
                   Marketable securities                                                           16,925
                                                                                                  -------         -------
                                                                                                   62,464          20,000
                                                                                                  =======         =======
             b.   Receivables:
                   1) Trade:
                         Open accounts                                                            128,699         128,021
                         Checks collectible                                                        14,576          12,975
                                                                                                  -------         -------
                                                                                                  143,275         140,996
                                                                                                  =======         =======
                         The item is:
                             Net of allowance for doubtful accounts                                16,148          13,696
                                                                                                  =======         =======
                             Includes associated companies                                         26,089          26,594
                                                                                                  =======         =======
                   2) Other:
                         Employees and employee institutions                                        4,072           3,060
                         Associated companies                                                      78,616          89,691
                         Prepaid expenses                                                           2,287           2,883
                         Advances to suppliers                                                      4,200           9,365
                         Deferred income taxes, see note 7f                                         5,358           7,127
                         Income tax authority                                                       1,733          12,005
                         Interest receivable                                                        1,579             257
                         Sundry                                                                     3,995           3,858
                                                                                                  -------         -------
                                                                                                  101,840         128,246
                                                                                                  =======         =======
             c.   Inventories:
                   For industrial activities:
                      Finished goods                                                               11,684          14,819
                      Raw materials and supplies                                                    8,725          10,426
                                                                                                  -------         -------
                                                                                                   20,409          25,245
                   For commercial activities - purchased products                                  16,972          18,817
                                                                                                  -------         -------
                                                                                                   37,381          44,062
                   Maintenance and sundry stores                                                   45,839          46,592
                                                                                                  -------         -------
                                                                                                   83,220          90,654
                                                                                                  =======         =======
             d.   Credit from banks:

                       Short-term credit - unlinked                           4.5%                110,446         144,617
                       Short-term credit - Swiss franc                        3.2%                                  2,238
                       Current maturities of long-term
                           Loans                                                                                      372
                                                                                                  -------         -------
                                                                                                  112,684         144,989
                                                                                                  =======         =======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):



          e.   Accounts payable and accruals - other:

                                                                December 31
                                                            ------------------
                                                             2004        2003
                                                            ------      ------
                                                             NIS in thousands

               Payroll and related expenses                 34,904      37,324
               Institutions in respect of employees         10,551      12,944
               Customs and value added tax authorities       3,850         728
               Associated company                              511         521
               Accrued interest                              1,544       2,127
               Accrued expenses                              7,903       7,825
               Sundry                                        7,092      11,541
                                                            ------      ------
                                                            66,355      73,010
                                                            ======      ======


             Statements of income:

                                                                  2004         2003        2002
                                                                -------      -------      -------
                                                                        NIS in thousands

          f.   Sales - net (1):


               Industrial activities (2)                        363,489      326,825      310,628
               Commercial activities                            119,365      138,267      145,147
                                                                -------      -------      -------
                                                                482,854      465,092      455,775
                                                                =======      =======      =======
               (1) Including sales to associated companies      121,987      115,505      104,864
                                                                =======      =======      =======
               (2) Including sales to export                     42,232       44,175       40,645
                                                                =======      =======      =======

          g.   Cost of sales:
               Industrial activities:

                   Materials consumed                            83,533       72,292       61,649
                   Payroll and related expenses                  91,468       85,419       78,903
                   Depreciation                                  24,537       22,739       21,182
                   Other manufacturing costs                     82,991       80,709       77,765
                   Decrease (increase) in inventory of
                      finished goods                              3,135       (1,651)      12,585
                                                                -------      -------      -------
                                                                285,664      259,508      252,084
               Commercial activities - cost of products sold     90,240      102,677      111,687
                                                                -------      -------      -------
                                                                375,904      362,185      363,771
                                                                =======      =======      =======
               Including purchases from associated
                   Companies                                     22,793       26,374       29,423

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                                               2004        2003        2002
                                                                              ------      ------      ------
                                                                                     NIS in thousands
          h.   Selling, marketing, administrative and
                 general expenses:
               Selling and marketing:
                   Payroll and related expenses                               14,311      15,225      14,692
                   Packaging, transport and shipping                           6,458       5,719       5,689
                   Commissions                                                 2,467       2,733       1,605
                   Depreciation                                                1,159       1,595       1,659
                   Other                                                       6,200       6,052       5,522
                                                                              ------      ------      ------
                                                                              30,595      31,324      29,167
                                                                              ======      ======      ======

               Administrative and general:
                   Payroll and related expenses                               36,649      36,360      31,927
                   Office supplies, rent and maintenance                       1,521       1,938       1,750
                   Professional fees                                           1,029      *1,663       1,010
                   Depreciation                                                2,776       2,814       3,884
                   Doubtful accounts and bad debts                             3,102         944       1,791
                   Other                                                       1,735      *4,681      10,148
                                                                              ------      ------      ------
                                                                              46,812      48,400      50,510
                   L e s s - rent and participation from
                      associated companies                                    24,387      23,401      24,128
                                                                              ------      ------      ------
                                                                              22,425      24,999      26,382
                                                                              ======      ======      ======

                                                         * Reclassified

          i.   Financial income (expenses) - net*: Expenses:

                   In respect of long-term loans - net                            26       1,607
                   In respect of notes - including amortization
                      of deferred charges                                     15,188       5,031       1,291
                   Erosion of operating monetary balances,
                      net of related hedges                                                            2,289
                   In respect of short-term balances - net
                      (2002 -net of borrowing costs capitalized to
                      the cost of fixed assets)                                6,547      16,917       1,506
                                                                              ------      ------      ------
                                                                              21,761      23,555       5,086
                                                                              ------      ------      ------
               Income:
                   In respect of long-term loans - net                                                 2,098
                   In respect of increase in value of operating
                      monetary balances, net of related hedges                 1,901     **7,429
                   In respect of short-term balances - net                     6,742     **  137
                                                                              ------      ------      ------
                                                                               8,643       7,566       2,098
                                                                              ------      ------      ------
                                                                             (13,118)    (15,989)     (2,988)
                                                                              ======      ======      ======
               *   Including financial income (expenses) in respect
                   of loans to associated companies                              721      (1,376)      2,207
                                                                              ======      ======      ======

                                                         ** Reclassified

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


NOTE 10 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

                                                             2003       2002
                                                            -----      ------
                                                             NIS in thousands

          j. Other income (expenses):

               From the sale of apartments (1)              1,609
               From termination of an activity and
                   disposal of assets(2)                               (2,942)
                                                            -----      ------
                                                            1,609      (2,942)
                                                            =====      ======

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

                    The effects of the restructuring resulting from the termination of the operations are as follows:

                                                                      2002
                                                                ----------------
                                                                NIS in thousands
                                                                ----------------

                          Severance pay expenses                     (2,334)
                          Other expenses, net of sale proceeds       (4,475)
                          Gain on sale of real estate in Ashdod       3,867
                                                                ----------------
                                                                     (2,942)
                                                                ================

NOTE 11 - NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

                    a. The weighted average par value of shares used in computation of per share data is as follows:

                                                                  NIS
                                                                  ---
                     Year ended December 31:
                        2004                                     40,640
                        ====                                     ======
                        2003                                     40,197
                        ====                                     ======
                        2002                                     39,557
                        ====                                     ======

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

                    b. In the reported years, plans for granting stock options to employees in the Group were taken into account in computing per share data, having regard to the quoted price of the Company's share at the end of each year.

NOTE 12 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

          a.   Derivative financial instruments

               The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts and currency options, to protect its cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

               In January 2004, the Company entered into a forward transaction for a period of one year, in order to hedge an amount of NIS 200 million against increases in the Israeli CPI.

               At the end of 2004, the Company entered into a forward transaction for a period of one year, in order to hedge an amount of NIS 200 million against increases in the CPI, following the termination of the aforementioned transaction in January 2005.

          b.   Credit risks

               The Company and its subsidiaries' cash and cash equivalents and the short-term deposit as of December 31, 2004 are deposited mainly with major Israeli banks. The Company and its subsidiaries considers the credit risks in respect of these balances to be remote.

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

               The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2004, aggregating NIS 69,123,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b.), since their value cannot be reliably determined so long as they have no repayment dates.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES:

          a.   Transactions:


          1)   Income (expenses):

                                         2004          2003          2002
                                        ------        ------        ------
                                                NIS in thousands

               Sales                    45,278        38,715        36,030
                                        ======        ======        ======
               Costs and expenses       (9,247)       (7,009)       (6,038)
                                        ======        ======        ======


               The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company's principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

          2)   Benefits to interested parties:

                                                           2004       2003       2002
                                                          ------     ------      -----
               Payroll to interested parties employed
                   By the Company - NIS  in thousands     *3,300     *3,364      2,000
                                                          ======     ======      =====
               Number of people to whom
                   the benefits relate                         2          2          1
                                                          ======     ======      =====
               Remuneration of directors who are not
                   employed by the Company -
                   NIS in thousands                          528        444        324
                                                          ======     ======      =====
               Number of people to whom
                   the benefits relate                        13         13          9
                                                          ======     ======      =====



                    * In 2004 and 2003, the amounts include the salary of the CEO who was appointed in April 2003 and ended his office in April 2004, in addition to the salary of the Chairman of the Board of Directors (who served earlier as the CEO). The amount for 2004 includes a quarter of the remuneration to the Chairman of the Board of Directors, see note 9f.

               3) In 2003, an interested party employed by the Company exercised 15,999 options granted to him under the 1998 plan for senior employees. 8,529 shares of NIS 0.01 par value have been issued at par against the exercise of said options.

               4) As to the plan for the remuneration of the Company's Chairman of the Board of Directors - see note 9f.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)


          b.   Balances with interested parties:

                                                                  December 31
                                                               ------------------
                                                                2004       2003
                                                               ------      ------
                                                                NIS in thousands
               Accounts receivable - commercial activity*      13,378      10,440
                                                               ======      ======
               Accounts payables and accruals                   3,563       2,430
                                                               ======      ======

* There were no significant changes in the balance during the year.


NOTE 14 - SEGMENT INFORMATION:

          a.   Activities of the Company and its subsidiaries:

               1) Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

               2) Marketing of office supplies and paper, mainly to institutions.

               Most of the Group's sales are to the local market (Israel) and most of its assets are located in Israel.

                      AMERICAN ISRAELI PAPER MILLS LIMITED
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 - SEGMENT INFORMATION (continued):

             b. Business segment data:

                                                             Paper and recycling            Marketing of office supplies
                                                       -------------------------------    --------------------------------
                                                        2004        2003        2002       2004          2003        2002
                                                       ------=    -------      -------    -------       -------    -------
                                                                                NIS in thousands
Sales - net(1)                                         367,391    332,124      314,636    115,463       132,968    141,139
           ==                                          =======    =======      =======    =======       =======    =======
Income (loss) from ordinary operations                  58,496     46,282       37,488     (4,566)          302     (1,033)
                                                       =======    =======      =======    =======       =======    =======
Financial expenses, net
Other income (expenses)

Income before taxes on income
Segment assets (at end of year)                        494,194    497,811      482,833     56,707        59,480     65,234
Unallocated assets (at end of year) (2)

Consolidated total assets (at end of year)

Segment liabilities (at end of year)                    66,564     58,906       66,325     20,992        25,696     32,930
Unallocated liabilities (at end of year)

Consolidated total liabilities (at end of year)

Depreciation and amortization                           26,671     25,523       24,422      1,962         2,724      2,387
                                                       =======    =======      =======    =======       =======    =======

                                                                    T o t a l
                                                       -----------------------------------
                                                          2004         2003        2002
                                                       ---------    ---------    ---------
                                                                 NIS in thousands
Sales - net(1)                                           482,854      465,092      455,775
                                                       =========    =========    =========
Income (loss) from ordinary operations                    53,930       46,584       36,455

Financial expenses, net                                   13,118       15,989        2,988
Other income (expenses)                                                 1,609       (2,942)
                                                       ---------    ---------    ---------
Income before taxes on income                             40,812       32,204       30,525
Segment assets (at end of year)                          550,901      557,291      548,067
Unallocated assets (at end of year) (2)                  611,486      695,983      504,056
                                                       ---------    ---------    ---------
Consolidated total assets (at end of year)             1,162,387    1,253,274    1,052,123
                                                       =========    =========    =========
Segment liabilities (at end of year)                      87,566       84,602       99,255
Unallocated liabilities (at end of year)                 499,518      554,442      301,918
                                                       ---------    ---------    ---------
Consolidated total liabilities (at end of year)          587,074      639,044      401,173
                                                       =========    =========    =========
Depreciation and amortization                             28,633       28,247       26,809
                                                       =========    =========    =========

(1)  Represents sales to external customers.

(2)  Including investments in associated companies.

                                ---------------
                        -------------------------------
                                ---------------

                                                                       Schedule


                      AMERICAN ISRAELI PAPER MILLS LIMITED
                Details of Subsidiaries and Associated Companies
                              At December 31, 2004


                                                                                           Percentage of direct and
                                                                                          indirect holding in shares
                                                                                             conferring equity and
                                                                                                 voting rights
                                                                                          --------------------------
                                                                                                       %
Main subsidiaries:
    Amnir Recycling Industries Limited                                                               100.00
    Graffiti Office Supplies and Paper Marketing Ltd.                                                100.00
    Attar Marketing Office Supplies Ltd.                                                             100.00
    American Israeli Paper Mills Paper Industry (1995) Ltd.                                          100.00

Main associated companies:
    Hogla-Kimberly Ltd.                                                                               49.90
    Subsidiaries of Hogla-Kimberly Ltd.:
       Hogla-Kimberly Marketing Limited                                                               49.90
       Molett Marketing Limited                                                                       49.90
       Shikma For Personal Comfort Ltd.                                                               49.90
       Ovisan Sihhi Bez Sanai Ve Ticavet A.S.                                                         49.90
       Hogla-Kimberly Holdings A.S.                                                                   49.90
       H-K Overseas (Holland) B.V.                                                                    49.90
    Mondy Business Paper Hadera Ltd.                                                                  49.90
    Subsidiaries of Mondy Business Paper Hadera Ltd.:
       Grafinir Paper Marketing Ltd.                                                                  49.90
       Yavnir (1999) Ltd.                                                                             49.90
       Mondy Business Paper Hadera Marketing Ltd.                                                     49.90
       Mitrani Paper Marketing 2000 (1998) Ltd.                                                       49.90
    Carmel Container Systems Limited                                                                  26.25
    C.D. Packaging Systems Limited*                                                                   63.20
    Barthelemi Holdings Ltd.                                                                          33.91
    T.M.M. Integrated Recycling Industries Ltd.**                                                     41.60

* C.D. Packaging Systems Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

** T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

[GRAPHIC OMITTED]








Enclosed please find the financial reports of the following associated companies:

     -    Mondi Business Paper Hadera Ltd.

     -    Hogla-Kimberly Ltd.





The financial report of the following associated companies are not included:

- Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

-    TMM Integrated Recycling Industries Ltd., a reporting corporation.

                                                               EXHIBIT 19(a)(ii)
                                                               -----------------



                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004






                                TABLE OF CONTENTS



                                                                        Page
                                                                        ----


    Independent Auditors' Report                                         1

    Financial Statements:

       Balance Sheets                                                    2

       Statements of Operations                                          3

       Statements of Changes in Shareholders' Equity                     4

       Statements of Cash Flows                                         5-6

       Notes to the Financial Statements                                7-32

                          Independent Auditors' Report
                             to the Shareholders of
                        Mondi Business Paper Hadera Ltd.
                    (formerly, Neusiedler Hadera Paper Ltd.)

We have audited the accompanying balance sheet of Mondi Business Paper Hadera Ltd. ("the Company") as of December 31, 2004, and the consolidated balance sheet as of that date, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis
- for the year then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company and on a consolidated basis as of December 31, 2003 and for each of the two years in the period then ended were audited by other auditors whose report, dated March 10, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2004 and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for the year then ended, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the financial position and results of operations as of the dates and for the years presented.

As explained in Note 2A, the financial statements as of dates and for reporting period commencing January 1, 2004, are presented at reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements as of dates prior to January 1, 2004 and for reporting periods ended through December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, February 23, 2005

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                                 BALANCE SHEETS
                               (NIS in thousands)

                                                                     Consolidated                         Company
                                                               -------------------------          ------------------------
                                                                      December 31,                       December 31,
                                                               -------------------------          ------------------------
                                                                2 0 0 4          2 0 0 3           2 0 0 4          2 0 0 3
                                                               -------           -------          -------          -------
                                                               Reported         Adjusted          Reported         Adjusted
                                                 Note         Amounts (1)      Amounts (2)       Amounts (1)      Amounts (2)
                                                 ---           -------           -------          -------          -------
Current Assets
   Cash and cash equivalents                       3            10,804            31,678            9,616           20,034
   Trade receivables                               4           157,815           147,748                -                -
   American Israeli Paper Mills
       Group, net                                                    -                -           178,289       (*)138,841
   Other receivables                               5             7,580            11,296            8,700           13,458
   Inventories                                     6            90,391            89,231           60,301           62,650
                                                               -------           -------          -------          -------
                                                               266,590           279,953          256,906          234,983
                                                               -------           -------          -------          -------
Long-Term Investments
   Investments in Subsidiaries                     7                 -                 -            1,933       (*)  4,340
                                                               -------           -------          -------          -------
Fixed Assets                                       8
   Cost                                                        149,083           132,692          144,312          127,617
   Less - accumulated depreciation                              33,345            25,381           30,308           22,701
                                                               -------           -------          -------          -------
                                                               115,738           107,311          114,004          104,916
                                                               -------           -------          -------          -------
Other Assets - Goodwill                           7B             3,800             4,423                -                -
                                                               -------           -------          -------          -------
                                                               386,128           391,687          372,843          344,239
                                                               =======           =======          =======          =======
Current Liabilities
   Current maturities of long-term
      bank loans                                  11            15,125            15,108           15,125           15,108
   Trade payables                                  9           104,661           104,097           63,902           53,397
   American Israeli Paper Mills
      Group, net                                                65,033       (*)  48,786               -                -
   Subsidiaries                                                      -                 -           99,159           52,671
   Other payables and accrued expenses            10            23,132       (*)  16,864           16,480           16,231
                                                               -------           -------          -------          -------
                                                               207,951           184,855          194,666          137,407
                                                               -------           -------          -------          -------
Long-Term Liabilities
   Long-term bank loans                           11            36,248            51,725           36,248           51,725
   Capital notes to shareholders                  12            17,233            43,790           17,233           43,790
   Deferred taxes                                 21            25,422            29,247           25,422           29,247
   Accrued severance pay, net                     13                87               145               87              145
                                                               -------           -------          -------          -------
                                                                78,990           124,907           78,990          124,907
                                                               -------           -------          -------          -------
Commitments and Contingent Liabilities            14
Shareholders' Equity
   Share capital                                  15                 1                 1                1                1
   Premium                                                      43,352            43,352           43,352           43,352
   Retained earnings                                            55,834            38,572           55,834           38,572
                                                               -------           -------          -------          -------
                                                                99,187            81,925           99,187           81,925
                                                               -------           -------          -------          -------
                                                               386,128           391,687          372,843          344,239
                                                               =======           =======          =======          =======

(*)      Reclassified.
(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

-----------------------          ---------------             ----------------
     E. Amar                        A. Solel                  Y. Yerushalmi
Chief Financial Officer          General Manager             Vice Chairman of
                                                          the Board of Directors

Approval date of the financial statements: February 23, 2005.
The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                            STATEMENTS OF OPERATIONS
                    (NIS in thousands, except per share data)

                                                          Consolidated                                      Company
                                             ----------------------------------------      ----------------------------------------
                                                     Year ended December 31,                        Year ended December 31,
                                             ----------------------------------------      ----------------------------------------
                                             2 0 0 4        2 0 0 3         2 0 0 2        2 0 0 4        2 0 0 3        2 0 0 2
                                             -------       -----------    -----------      -------     -----------       ----------
                                            Reported        Adjusted        Adjusted       Reported       Adjusted      Adjusted
                                    Note   Amounts (1)     Amounts (2)     Amounts (2)    Amounts (1)   Amounts (2)     Amounts (2)
                                    --       -------       -----------    -----------      -------     -----------       ----------
Net sales                           16       686,094       (*) 640,020    (*) 574,227      482,698         462,654        421,413


Cost of sales                       17       605,738           556,890    (*) 491,712      416,504         391,492       (*)360,879
                                             -------       -----------    -----------      -------     -----------       ----------
   Gross profit                               80,356            83,130         82,515       66,194          71,162           60,534


Selling expenses                    18        46,135            42,892    (*)  40,731       34,606          32,330       (*) 24,997
General and
  administrative expenses           19         7,803       (*)   8,425    (*)  10,212        6,442     (*)   5,945       (*)  4,274
                                             -------       -----------    -----------      -------     -----------       ----------
   Operating profit                           26,418            31,813         31,572       25,146          32,887           31,263

   Financing expenses, net          20        (8,438)      (*)  (2,561)   (*)  (3,852)      (7,643)         (2,713)          (4,387)


Other income (expenses), net                     100       (*)    (215)   (*)    (109)          47     (*)    (120)      (*)    (61)
                                             -------       -----------    -----------      -------     -----------       ----------
   Income before income taxes                 18,080            29,037         27,611       17,550          30,054           26,815

Income taxes                        21           818            10,518         11,534          359          10,275            9,800
                                             -------       -----------    -----------      -------     -----------       ----------
   Income after income taxes                  17,262            18,519         16,077       17,191          19,779           17,015

Equity in net earnings
          (losses) of Subsidiaries                 -                 -              -           71          (1,260)            (938)
                                             -------       -----------    -----------      -------     -----------       ----------
   Net income for the year                    17,262            18,519         16,077       17,262          18,519           16,077
                                             =======       ===========    ===========      =======     ===========       ==========


Earnings per share (in NIS)                   17,262            18,519         16,077       17,262          18,519           16,077
                                             =======       ===========    ===========      =======     ===========       ==========
Number of shares used
   In computation                              1,000            1,000           1,000        1,000             1,000        1,000
                                             =======       ===========    ===========      =======     ===========       ==========

(*)      Reclassified.
(1)      See Note 2A.
(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)



                                                          Share                            Retained
                                                         capital          Premium          earnings           Total
                                                         -------          -------          --------           -----
Balance - January 1, 2002
   (Adjusted Amounts (2))                                     1            43,352            3,976           47,329

Changes during 2002:

    Net income for the year                                   -                 -           16,077           16,077
                                                         -------          -------          --------          ------
Balance - December 31, 2002
   (Adjusted Amounts (2))                                     1            43,352           20,053           63,406

Changes during 2003:

    Net income for the year                                   -                 -           18,519           18,519
                                                         -------          -------          --------          ------
Balance - December 31, 2003
   (Adjusted Amounts (2))                                     1            43,352           38,572           81,925

Changes during 2004:

   Net income for the year                                    -                 -           17,262           17,262
                                                         -------          -------          --------          ------
Balance - December 31, 2004
   (Reported Amounts (1))                                     1            43,352           55,834           99,187
                                                         =======          =======          ========          ======


(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                            STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                        Consolidated                                      Company
                                          ---------------------------------------         ---------------------------------------
                                                  Year ended December 31,                         Year ended December 31,
                                          ---------------------------------------         ---------------------------------------
                                          2 0 0 4         2 0 0 3          2 0 0 2        2 0 0 4         2 0 0 3          2 0 0 2
                                          -------         -------          ------         -------         -------          ------
                                           Reported       Adjusted        Adjusted       Reported        Adjusted         Adjusted
                                         Amounts (1)     Amounts (2)    Amounts (2)     Amounts (1)     Amounts (2)      Amounts (2)
                                          -------         -------          ------         -------         -------          ------
Cash flows - operating activities
Net income for the year                    17,262          18,519          16,077          17,262          18,519          16,077
Adjustments to reconcile net
   income to net cash provided
   by operating activities
   (Appendix A)                            20,295          37,698          31,659          30,855          29,887          26,772
                                          -------         -------          ------         -------         -------          ------
Net cash provided by
   operating activities                    37,557          56,217          47,736          48,117          48,406          42,849
                                          -------         -------          ------         -------         -------          ------

Cash flows - investing activities
Acquisition of fixed assets               (16,235)         (9,339)        (16,305)        (16,235)         (9,339)        (16,086)
Proceeds from sale of fixed assets            197             635             800              93             244             357
                                          -------         -------          ------         -------         -------          ------
Net cash used in investing
   activities                             (16,038)         (8,704)        (15,505)        (16,142)         (9,095)        (15,729)
                                          -------         -------          ------         -------         -------          ------

Cash flows - financing activities
Short-term bank credit, net                     -             (18)         (4,147)              -               -               -
Repayment of long-term loans              (15,265)        (21,116)         (7,266)        (15,265)        (21,116)         (7,266)
Repayment of long-term capital
   notes to shareholders                  (27,128)        (43,790)              -         (27,128)        (43,790)              -
                                          -------         -------          ------         -------         -------          ------
Net cash used in
   financing activities                   (42,393)        (64,924)        (11,413)        (42,393)        (64,906)         (7,266)
                                          -------         -------          ------         -------         -------          ------

Increase (decrease) in
   cash and cash equivalents              (20,874)        (17,411)         20,818         (10,418)        (25,595)         19,854
Cash and cash equivalents -
   beginning of year                       31,678          49,089          28,271          20,034          45,629          25,775
                                          -------         -------          ------         -------         -------          ------
Cash and cash equivalents -
   end of year                             10,804          31,678          49,089           9,616          20,034          45,629
                                          =======         =======          ======         =======         =======          ======


(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                     APPENDICES TO STATEMENTS OF CASH FLOWS
                               (NIS in thousands)


                                                          Consolidated                                 Company
                                                 ---------------------------------        ----------------------------------
                                                    Year ended December 31,                  Year ended December 31,
                                                 ---------------------------------        ----------------------------------
                                                2 0 0 4      2 0 0 3       2 0 0 2      2 0 0 4       2 0 0 3        2 0 0 2
                                                 ------     ---------       ------        ------        ------        ------
                                                Reported    Adjusted      Adjusted      Reported       Adjusted      Adjusted
                                               Amounts (1) Amounts (2)   Amounts (2)   Amounts (1)    Amounts (2)   Amounts (2)
                                                 ------     ---------       ------        ------        ------        ------
A.   Adjustments  to  reconcile  net
     income to net cash  provided  by
     operating activities

     Income and expenses items
     not involving cash flows:
     Equity in net losses (earnings) of
        subsidiaries                                  -             -            -           (71)        1,260           938
     Depreciation and amortization                9,118         8,626        8,077         7,885         7,252         6,484
     Deferred taxes, net                            823        10,438       11,483           359        10,275         9,893
     Increase (decrease) in liability for
        severance pay, net                          (58)           14            5           (58)           49            19
     Capital loss (gain)
        from sale of fixed assets                  (100)          215           84           (47)          118            37
     Effect of exchange rate and linkage
        differences of long-term bank
        loans and long-term loan to
        subsidiary                                 (195)        1,460         (134)         (195)        1,307          (120)
     Effect of exchange rate
        differences of long-term
        capital notes to shareholders               571             -            -           571             -             -

     Changes in assets and liabilities:
     Decrease (increase)
        in trade receivables                    (10,067)        7,247         (696)            -         2,811        (2,455)
     Decrease (increase)
        in other receivables                       (932)          752        9,025           574          (328)        7,983
     Decrease (increase)
        in inventories                           (1,160)       (9,533)      13,010         2,349         1,945         5,744
     Increase (decrease) in trade
        payables                                   (220)       27,447        6,043         9,721         8,626         1,716
     Increase (decrease) in
        American Israeli Paper Mills
        Group, net                               16,247     (*)(1,612)  (*)(19,014)      (39,448)   (*)(63,995)   (*)(41,447)
     Increase in Subsidiaries                         -             -            -        48,966        61,486        33,473
     Increase (decrease) in other
        Payables and accrued expenses             6,268     (*)(7,356)  (*)  3,776           249    (*)   (919)   (*)  4,507
                                                 ------     ---------       ------        ------        ------        ------
                                                 20,295        37,698       31,659        30,855        29,887        26,772
                                                 ======     =========       ======        ======        ======        ======

B.   Non-cash activities Acquisition of fixed
        assets on credit                            784             -            -           784             -             -
                                                 ======     =========       ======        ======        ======        ======


(*)      Reclassified.

(1)      See Note 2A.

(2) Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

     A.   Description of Business

          Mondi Business Paper Hadera Ltd. ("the Company") was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

          Within the framework of a comprehensive decision of Neusiedler AG ("NAG" or the "Parent Company"), wholly-owned by the Mondi Group, the Company and one of its Subsidiaries changed their names in November 2004 to Mondi Business Paper Hadera Ltd. and Mondi Business Paper Hadera Marketing Ltd. in replacement of Neusiedler Hadera Paper Ltd. and Neusiedler Hadera Paper Marketing (1999) Ltd., respectively.

          In the framework of a change in the organizational structure of the Group, effective January 1, 2003, all marketing and selling activities of the Group, which until such date were performed by four Subsidiaries, were centralized to one Subsidiary with three logistic sites.

          The Company is presently owned by NAG (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

     B.   Definitions:


          The Company                 -    Mondi Business Paper Hadera Ltd.

          The Group                   -    the  Company and its  Subsidiaries,  a list of which is
                                           provided in Note 7C.

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

          NIS                         -    New Israeli Shekel.

          CPI                         -    the Israeli consumer price index.

          Dollar                      -    the U.S. dollar.

          Euro                        -    the United European currency.

          Adjusted Amount             -    see Note 2A(1) below.

          Reported Amount             -    see Note 2A(1) below.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

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


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

          The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the cessation of financial statement adjustment as described in paragraph A below.

          A.   Cessation  of  Financial  Statement   Adjustment  and  Change  to
               Reporting in Reported Amounts - Standard No. 12

               (1)  Definitions

                    Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                    Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

               (2)  General

                    In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts.

                    Comparative figures included in these financial statements relating to December 31, 2003 and for each of the two years then ended, are presented in Adjusted Amounts.

                    The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                    The Company's condensed financial statements in nominal values, on the basis of which the Company's financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     A. Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

          (3) Principles of Adjustment applicable for financial statements relating to reporting periods ended through December, 31 2003

               a.   Balance Sheet Items

                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) have been adjusted in accordance with the changes in the exchange rate of the U.S. dollar from the date of acquisition/establishment through December 31, 2003.

                    Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented in the December 31, 2003 balance sheet at their nominal value as of that date.

                    Investments in Subsidiaries were presented based on the dollar adjusted financial statements of these companies.

               b.   Statement of Operations Items

                    Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction through December 31, 2003.

                    Income and expenses deriving from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were presented in a manner corresponding to the adjustment of the related balance sheet items.

                    Financing income (expenses), net reflect income and expenses in real terms and include exchange rate differences derived from monetary items.

                    The Company's share in the results of Subsidiaries is determined based on the dollar adjusted financial statements of these companies.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     A. Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

          (4) Principles of Adjustment applicable for financial statements relating to reporting periods ended through December, 31 2004

          a.   Balance Sheet Items

               Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

               Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

               Investments in Subsidiaries are presented based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

          b.   Statement of Operations Items

               Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

               Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

               The Company's share in the results of Subsidiaries is determined based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     B.   Principles of Consolidation

          The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated.

          The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

          For amortization policy of an allocated goodwill associated with the acquisition of a Subsidiary, see H below.


     C.   Cash and Cash Equivalents

          Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.


     D.   Allowance for Doubtful Accounts

          The  allowance  for  doubtful  accounts is  computed  on the  specific
          identification   basis   for   accounts   whose   collectibility,   on
          management's estimation, is uncertain.


     E.   Inventories

          Inventories  are stated at the lower of cost or market value.  Cost is
          determined  for  raw  materials,   auxiliary  materials  and  finished
          products on the basis of weighted moving average cost per unit.

     F.   Investments in Subsidiaries

          Investments in Subsidiaries are presented using the equity method based on their audited financial statements. For amortization of an excess cost of an investment in a Subsidiary over its net book value at the acquisition date, see H below.


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

          The annual depreciation and amortization rates are: %

               Leasehold improvements                         10
               Machinery and equipment                       5-20 (mainly 5%)
               Motor vehicles                               15-20
               Office furniture and equipment                7-33

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     G.   Fixed Assets (cont.)

          Impairment of Long-Lived Assets

          Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board's Standard No. 15, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment loss is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.


     H.   Other Assets - Goodwill

          The unallocated excess cost of an investment in a Subsidiary over its net book value at the acquisition date reflects goodwill. The goodwill is amortized over the expected estimated economic life of the goodwill (10 years) by the straight-line method. Impairment examinations and recognition are performed and determined based on the accounting policy outlined in G above.

          In March 2004, the Israeli Accounting Standards Board issued Standard No. 20 "The amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.


     I.   Supplier Discounts

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

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     J.   Deferred Income Taxes

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


     K.   Revenue Recognition

          Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured. Revenues are presented net of discounts granted. The accrual for estimated discounts granted is computed according to the provisions stipulated in the agreements, and is recorded when revenues are recognized.


     L.   Forward Transactions

          The gain or loss of currency forward transactions designated to hedge long-term loans from banks against currency fluctuations, are included in operations as incurred.


     M.   Earnings Per Share

          Earnings per share are computed based on the weighted average number of paid up capital shares during the year.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

     N.   Exchange Rates and Linkage Basis

          (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

          (2) Following are the changes in the representative exchange rate of the U.S. dollar and the Euro vis-a-vis the NIS and in the Israeli
               CPI:

                                             Representative
                                              exchange rate           CPI
                                              of the Dollar      "in respect of"
                As of:                        (NIS per $1)         (in points)
                                              ------------         -----------
                December 31, 2004                  4.308            180.74
                December 31, 2003                  4.379            178.58
                December 31, 2002                  4.737            182.02

                Increase (decrease)
                during the year ended:               %                  %
                                                     -                  -
                December 31, 2004                  (1.6)               1.2
                December 31, 2003                  (7.6)              (1.9)
                December 31, 2002                   7.3                6.5

               (3) Exchange-rate differences are charged to operations as incurred.

     O.   Reclassification

          Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2004 presentation.

     P.   Recent Accounting Standards - Income Taxes

          In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing taxes on income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The Company estimates that the implementation of the new Standard is not expected to have an effect on the Group's financial position, results of operations and cash flows.

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                                        Consolidated                         Company
                                                                  ------------------------            ----------------------
                                                                                         December 31,
                                                                  ----------------------------------------------------------
                                                                 2 0 0 4           2 0 0 3           2 0 0 4          2 0 0 3
                                                                  ------            ------            -----           ------
                                                                Reported          Adjusted          Reported         Adjusted
                                                                 Amounts           Amounts           Amounts          Amounts
                                                                  ------            ------            -----           ------
                                                                      NIS in thousands                   NIS in thousands
              In NIS                                              10,215             7,186            9,616            7,138
              In foreign currencies (primarily the
                U.S. dollar)                                         589            24,492                -           12,896
                                                                  ------            ------            -----           ------
                                                                  10,804            31,678            9,616           20,034
                                                                  ======            ======            =====           ======

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 4 - TRADE RECEIVABLES

                                                                     Consolidated
                                                             ----------------------------
                                                                     December 31,
                                                             ----------------------------
                                                             2 0 0 4              2 0 0 3
                                                             -------              -------
                                                            Reported              Adjusted
                                                             Amounts              Amounts
                                                             -------              -------
             Composition:                                         NIS in thousands
              Domestic
                Open accounts                                107,693               96,469
                Checks receivable                             29,943               35,952
                                                             -------              -------
                                                             137,636              132,421
                                                             -------              -------
              Foreign
                Open accounts                                    749                    -
                Related parties                               21,872               18,957
                                                             -------              -------
                                                              22,621               18,957
                                                             -------              -------
             Less - allowance for doubtful  accounts           2,442                3,630
                                                             -------              -------
                                                             157,815              147,748
                                                             =======              =======

NOTE 5 - OTHER RECEIVABLES

                                                                        Consolidated                        Company
                                                                   -----------------------            ----------------------
                                                                                        December 31,
                                                                   ---------------------------------------------------------
                                                                  2 0 0 4          2 0 0 3           2 0 0 4          2 0 0 3
                                                                   -----            ------            -----           ------
                                                                 Reported         Adjusted          Reported         Adjusted
                                                                  Amounts          Amounts           Amounts          Amounts
                                                                   -----            ------            -----           ------
              Composition:                                            NIS in thousands                   NIS in thousands
              Deferred taxes (Note 21D)                            3,952             8,600            2,928            7,112
              Prepaid expenses                                       842               990              620              329
              Advances to suppliers                                1,133               736              737              569
              Value added taxe                                         -                 -            3,636            4,922
              Income tax advances, net                               240               201                -                -
              Others                                               1,413               769              779              526
                                                                   -----            ------            -----           ------
                                                                   7,580            11,296            8,700           13,458
                                                                   =====            ======            =====           ======

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INVENTORIES

                                                                        Consolidated                         Company
                                                                  ------------------------           -----------------------
                                                                                         December 31,
                                                                  ----------------------------------------------------------
                                                                  2 0 0 4          2 0 0 3           2 0 0 4          2 0 0 3
                                                                  ------            ------           ------           ------
                                                                 Reported          Adjusted         Reported         Adjusted
                                                                  Amounts          Amounts           Amounts          Amounts
                                                                  ------            ------           ------           ------
                                                                       NIS in thousands                 NIS in thousands
              Raw and auxiliary materials                         30,098            31,389           30,098           31,389
              Finished products (1)                               60,293            57,842           30,203           31,261
                                                                  ------            ------           ------           ------
                                                                  90,391            89,231           60,301           62,650
                                                                  ======            ======           ======           ======

              (1)  Includes products in transit                    1,723                 -                -                -
                                                                  ======            ======           ======           ======
              The inventories are net of provision
                   for obsolescence                                1,302             1,347            1,200              971
                                                                  ======            ======           ======           ======

NOTE 7 - INVESTMENTS IN SUBSIDIARIES

                                                                                                            Company
                                                                                                    -----------------------
                                                                                                          December 31,
                                                                                                    -----------------------
                                                                                                   2 0 0 4          2 0 0 3
                                                                                                    ------           ------
                                                                                                   Reported        Adjusted
                                                                                                   Amounts          Amounts
                                                                                                    ------           ------
             A. Composition NIS in thousands
                    Cost of shares                                                                   4,338            4,338
                    Accumulated losses since acquisition, net                                       (2,405)          (2,476)
                                                                                                    ------           ------
                                                                                                     1,933            1,862
                    Long-term loan (*)                                                                   -            2,478
                                                                                                    ------           ------
                                                                                                     1,933            4,340
                                                                                                    ======           ======

          (*) The non-interest bearing loan, denominated in NIS and linked to the Israeli Consumer Price Index, was considered part of the Company's investments in the Subsidiary. The loan was repaid at the end of 2004.

                                                                                                       Consolidated
                                                                                                  ----------------------
                                                                                                       December 31,
                                                                                                  ----------------------
                                                                                                2 0 0 4          2 0 0 3
                                                                                                  -----            -----
                                                                                                Reported         Adjusted
                                                                                                Amounts          Amounts
                                                                                                  -----            -----
             B. Goodwill: NIS in thousands
                    Cost                                                                          6,232            6,232
                    Less - accumulated amortization                                               2,432            1,809
                                                                                                  -----            -----
                                                                                                  3,800            4,423
                                                                                                  =====            =====

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 7 - INVESTMENTS IN SUBSIDIARIES (cont.)

     C.   Consolidated Subsidiaries

          The consolidated financial statements as of December 31, 2004, include the financial statements of the following Subsidiaries:

                                                                                                  Ownership and control
                                                                                                   As of December 31,
                                                                                                  ---------------------
                                                                                                        2 0 0 4
                                                                                                  ---------------------
                                                                                                           %
                                                                                                  ---------------------
                     Mondi Business Paper Hadera Marketing Ltd. (see Note 1A)                            100.00
                     Grafinir Paper Marketing Ltd.                                                       100.00
                     Yavnir (1999) Ltd.                                                                  100.00
                     Miterani Paper Marketing 2000 (1998) Ltd.                                           100.00


NOTE 8 - FIXED ASSETS

                                                                                              Office
                                                         Machinery                          furniture
                                           Leasehold        and                Motor            and
                                          improvements   equipment           vehicles        equipment         Total
                                              -----     -----------            -----           -----          -------
Consolidated                                                            NIS in thousands
Cost:
Balance - January 1, 2004
   (Adjusted Amounts)                         3,724     (*) 124,390            1,785            2,793         132,692
Changes during 2004:
   Additions                                      -          16,155              811               53          17,019
   Dispositions                                   -            (317)            (311)               -            (628)
                                              -----     -----------            -----            -----         -------
        Balance - December 31, 2004
             (Reported Amounts) (1)           3,724         140,228            2,285            2,846         149,083
                                              -----     -----------            -----            -----         -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                         1,427          21,703            1,215            1,036          25,381
Changes during 2004:
   Additions                                    389           7,329              367              410           8,495
   Dispositions                                   -            (277)            (254)               -            (531)
                                              -----     -----------            -----            -----         -------
Balance - December 31, 2004
   (Reported Amounts)                         1,816          28,755            1,328            1,446          33,345
                                              -----     -----------            -----            -----         -------


Net book value:
December 31, 2004
   (Reported Amounts)                         1,908         111,473              957            1,400         115,738
                                              =====     ===========            =====            =====         =======
December 31, 2003
   (Adjusted Amounts)                         2,297         102,687              570            1,757         107,311
                                              =====     ===========            =====            =====         =======

(*) Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 8 - FIXED ASSETS (cont.)

                                                                                      Office
                                                 Machinery                           furniture
                                   Leasehold        and                Motor            and
                                  improvements    equipment           vehicles       equipment         Total
                                  ------------    ---------           --------       ---------        ------
Company                                                          NIS in thousands
Cost:
Balance - January 1, 2004
   (Adjusted Amounts)                 2,651      (*)123,066               71            1,829         127,617
Changes during 2004:
   Additions                              -          16,155              811               53          17,019
   Dispositions                           -            (317)              (7)               -            (324)
                                  ------------    ---------           --------       ---------        -------
Balance - December 31, 2004
   (Reported Amounts) (1)             2,651         138,904              875            1,882         144,312
                                  ------------    ---------           --------       ---------        -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                 1,040          21,033               38              590          22,701
Changes during 2004:
   Additions                            265           7,172              121              327           7,885
   Dispositions                           -            (277)              (1)               -            (278)
                                  ------------    ---------           --------       ---------        -------
Balance - December 31, 2004
   (Reported Amounts)                 1,305          27,928              158              917          30,308
                                  ------------    ---------           --------       ---------        -------


Net book value:
December 31, 2004
   (Reported Amounts)                 1,346         110,976              717              965         114,004
                                  -===========    =========           ========       =========        =======
December 31, 2003
   (Adjusted Amounts)                 1,611         102,033               33            1,239         104,916
                                  -===========    =========           ========       =========        =======

(*)  Reclassified.

(1) Total cost as of December 31, 2004 includes payments on account of fixed asset in the amount of NIS 5,326 thousand.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 9 - TRADE PAYABLES

                                                                      Consolidated                          Company
                                                                ------------------------            -----------------------
                                                                                       December 31,
                                                                -----------------------------------------------------------
                                                                2 0 0 4          2 0 0 3            2 0 0 4          2 0 0 3
                                                                -------          -------            ------           ------
                                                                Reported         Adjusted          Reported         Adjusted
                                                                Amounts          Amounts            Amounts         Amounts
                                                                -------          -------            ------           ------
                                                                    NIS in thousands                    NIS in thousands

               In Israeli currency                               22,484           19,981            20,561           16,163
              In foreign currency or linked thereto              82,177           84,116            43,341           37,234
                                                                -------          -------            ------           ------
                                                                104,661          104,097            63,902           53,397
                                                                =======          =======            ======           ======


NOTE 10 -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                      Consolidated                         Company
                                                                 -----------------------            -----------------------
                                                                                        December 31,
                                                                 ----------------------------------------------------------
                                                                2 0 0 4         2 0 0 3             2 0 0 4       2 0 0 3
                                                                 ------        ---------            ------        ---------
                                                                Reported       Adjusted           Reported         Adjusted
                                                                Amounts         Amounts            Amounts         Amounts
                                                                 ------        ---------            ------        ---------
                                                                    NIS in thousands                    NIS in thousands
              Accrued payroll
                  and related expenses                           11,703        (*)11,900            11,703        (*)11,900
              Value Added Tax                                     3,366              368                 -                -
              Advances from customers                               862              258                 -                -
              NAG - Parent Company                                2,252              552                 -              552
              Interest payable                                    2,900            2,882             2,900            2,882
              Forward transaction                                 1,322                -             1,322                -
              Other                                                 727        (*)   904               555        (*)   897
                                                                 ------        ---------            ------        ---------
                                                                 23,132        (*)16,864            16,480        (*)16,231
                                                                 ======        =========            ======        =========

(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 11 - LONG-TERM BANK LOANS

                                                                                                          Consolidated
                                                                                                          and Company
                                                                                 Interest             ---------------------
                                                                                  rate                   December 31,
                                                                                 --------             ---------------------
                                                                                 % (*)              2 0 0 4        2 0 0 3
                                                                                                      ------         ------
                                                                                                     Reported       Adjusted
                                                                                                      Amounts        Amounts
                                                                                                      ------         ------
                A.Composition                                                                           NIS in thousands
                     In U.S. dollar (**)                                           3.06               31,946         44,755
                     In Israeli CPI                                                6.55               19,427         22,078
                                                                                                      ------         ------
                                                                                                      51,373         66,833
                     Less - current maturities                                                        15,125         15,108
                                                                                                      ------         ------
                                                                                                      36,248         51,725
                                                                                                      ======         ======

(*)  Annual average interest rate as of December 31, 2004.

(**) As of December 31, 2004, NIS 25,484 thousand bear interest based on Libor plus + 0.5%-0.6%.

                                                                                            Consolidated
                                                                                            and Company
                                                                                            -----------
                                                                                            December 31,
                                                                                            ------------
                                                                                              2 0 0 4
                                                                                              -------
                                                                                              Reported
                                                                                              Amounts
                                                                                              -------
              B. Maturities                                                              NIS in thousands
                    Second year - 2006                                                         15,327
                    Third year - 2007                                                          11,235
                    Fourth year - 2008                                                          3,688
                    Fifth year - 2009                                                           5,998
                    Sixth year - 2010 and thereafter                                                -
                                                                                              -------
                                                                                               36,248
                                                                                              =======

     C. According to the loan agreements with the banks, the Company is to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity including capital notes to shareholders to total assets to be no less than 30%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part. As of December 31, 2004, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 30.15%.

     D.   As to a "negative pledge  agreement"  signed by the Company,  see Note
          14B.

     E. In 2004 and 2003, the Company and its Subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 87,580 thousand. Under the

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

          terms of the agreement, the credit facility has no time limit. As of the balance sheet date, the Group has not utilized any of the credit facility.

NOTE 12 -  CAPITAL NOTES TO SHAREHOLDERS

          The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes. As of December 31, 2004, the Company has not yet determined the future repayment dates.

          During 2004, the Company repaid the shareholders an aggregate of NIS 27,128 thousand ($ 6,000 thousand) in respect of capital notes.

NOTE 13 - ACCRUED SEVERANCE PAY, NET

          Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2004 reflects the severance pay liability in respect of temporary employees.

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES

     A.   Commitments

          (1)  The Group is obligated to pay license fees to a shareholder - see
               Note 22B.

          (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2004 are as follows:

                                                 Consolidated        Company
                                                 ------------        -------
                                                        Reported amounts
                                                        ----------------
                                                        NIS in thousands
                                                        ----------------

                           2005                       4,599             3,446
                           2006                       4,599             3,446
                           2007                       4,599             3,446
                           2008                       4,453             3,446
                                                     ------            ------
                                                     18,250            13,784
                                                     ======            ======

     B.   Liens

          To secure long-term bank loans and short-term bank credit (the balance of which as of December, 31 2004 is NIS 51,373 thousand), the Company entered into a "negative pledge" agreement under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 14 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

     C.   Guarantees

          The Company from time to time and in the framework of its ongoing operations provides guarantees, the amount of which as of December, 31 2004 was NIS 4,058 thousand.

NOTE 15 - SHARE CAPITAL

     A. As of December 31, 2004 and 2003, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

     B. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. See also Note 1A.

NOTE 16 - NET SALES

                                                        Consolidated                                     Company
                                            --------------------------------------        -------------------------------------
                                                   Year ended December 31,                       Year ended December 31,
                                            -------     -----------    -----------        -------        -------        -------
                                            2 0 0 4       2 0 0 3        2 0 0 2          2 0 0 4        2 0 0 3        2 0 0 2
                                            -------     -----------    -----------        -------        -------        -------
                                            Reported     Adjusted        Adjusted        Reported        Adjusted       Adjusted
                                            Amounts       Amounts        Amounts          Amounts        Amounts        Amounts
                                            -------     -----------    -----------        -------        -------        -------
                                                     NIS in thousands                               NIS in thousands
Industrial operations                       471,190     (*) 453,807    (*) 422,885        482,698        462,654        421,413
Commercial operations                       214,904         186,213    (*) 151,342              -              -              -
                                            -------     -----------    -----------        -------        -------        -------
                                            686,094     (*) 640,020    (*) 574,227        482,698        462,654        421,413
                                            =======     ===========    ===========        =======        =======        =======

(*) Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 17 - COST OF SALES

                                                 Consolidated                                     Company
                                      ----------------------------------------       ------------------------------------
                                             Year ended December 31,                      Year ended December 31,
                                      ----------------------------------------       ------------------------------------
                                      2 0 0 4       2 0 0 3           2 0 0 2        2 0 0 4       2 0 0 3       2 0 0 2
                                      -------      ---------        ----------       -------      ---------    ----------
                                      Reported     Adjusted          Adjusted       Reported      Adjusted      Adjusted
                                      Amounts       Amounts           Amounts        Amounts       Amounts       Amounts
                                      -------      ---------        ----------       -------      ---------    ----------
                                               NIS in thousands                               NIS in thousands
Purchases (**)                        188,013        177,176           122,125             -              -             -
Materials consumed                    297,006        271,334           251,070       297,006        271,334       251,070
Salaries and related expenses          32,576         30,482        (*) 27,358        32,576         30,482    (*) 27,358
Subcontracting                          5,066      (*) 4,388        (*)  2,951          5,06      (*) 4,388    (*) 2,951
Energy costs                           45,991         43,166            36,539        45,991         43,166        36,539
Depreciation                            7,896          7,243             6,464         7,897          7,243         6,464
Other manufacturing costs
  and expenses (including rent)        31,124      (*)30,370        (*) 26,230        30,335      (*)29,584    (*) 24,788
                                      -------      ---------        ----------       -------      ---------    ----------
                                      607,672        564,159           472,737       418,871        386,197       349,170
Change in finished goods and
  goods in process                     (1,934)        (7,269)           18,975        (2,367)         5,295        11,709
                                      -------      ---------        ----------       -------      ---------    ----------
                                      605,738        556,890        (*)491,712       416,504        391,492    (*)360,879
                                      =======      =========        ==========       =======      =========    ==========

(*)  Reclassified.

(**) The  purchases  of  the  Group  are  related   principally   to  commercial
     operations.

NOTE 18 - SELLING EXPENSES

                                                 Consolidated                                     Company
                                      ----------------------------------------       ------------------------------------
                                             Year ended December 31,                      Year ended December 31,
                                      ----------------------------------------       ------------------------------------
                                      2 0 0 4       2 0 0 3           2 0 0 2        2 0 0 4       2 0 0 3       2 0 0 2
                                      -------      ---------        ----------       -------      ---------    ----------
                                      Reported     Adjusted          Adjusted       Reported      Adjusted      Adjusted
                                      Amounts       Amounts           Amounts        Amounts       Amounts       Amounts
                                      -------      ---------        ----------       -------      ---------    ----------
                                               NIS in thousands                               NIS in thousands

Salaries and related expenses          17,169        16,913          (*)16,440       17,169          16,913     (*) 10,284
Packaging and shipping to  customers   16,235     (*)14,368          (*)14,460       15,464       (*)13,756     (*) 13,058
Maintenance and rent                    7,973     (*) 7,641          (*) 7,195          313       (*)   429     (*)  1,204
Transportation expenses                 1,256         1,178              1,427        1,137             399            315
Advertising                                 -           180                153            -             180            116
Commissions and license fees
   to a shareholder                     2,912         1,865                176            -               -              -
Depreciation                              552           670                880          523       (*)   653             20
Other                                      38     (*)    77          (*)     -            -       (*)     -     (*)      -
                                      -------      ---------        ----------       ------       ---------    -----------
                                       46,135        42,892          (*)40,731       34,606          32,330     (*) 24,997
                                      =======      =========        ==========       ======       =========    ===========

(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 19 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                        Consolidated                                 Company
                                              ----------------------------------        ------------------------------------
                                                 Year ended December 31,                    Year ended December 31,
                                              ----------------------------------        ------------------------------------
                                             2 0 0 4     2 0 0 3        2 0 0 2        2 0 0 4       2 0 0 3        2 0 0 2
                                              -----     ---------      ---------        -----       ---------      ---------
                                            Reported     Adjusted      Adjusted      Reported      Adjusted       Adjusted
                                             Amounts     Amounts        Amounts       Amounts       Amounts        Amounts
                                              -----     ---------      ---------        -----       ---------      ---------
                                                     NIS in thousands                           NIS in thousands

Salaries and related expenses                 3,811         3,821          3,310        3,811            3,821         2,090
Office maintenance                              187     (*)   232      (*)   696            -       (*)     -      (*)     -
Professional and
   management fees                            2,217         1,594          2,227        1,555           1,152          1,549
Depreciation                                     47     (*)    28      (*)   110           40       (*)    31      (*)     -
Amortization of goodwill                        623     (*)   623      (*)   623            -               -              -
Bad and doubtful debts                         (311)          679          1,475            -               -              -
Other                                         1,229     (*) 1,448      (*) 1,771        1,036       (*)   941      (*)   635
                                              -----     ---------      ---------        -----       ---------      ---------
                                              7,803     (*) 8,425      (*)10,212        6,442       (*) 5,945      (*) 4,274
                                              =====     =========      =========        =====       =========      =========

(*) Reclassified.


NOTE 20 - FINANCING EXPENSES, NET

                                                    Consolidated                                 Company
                                         ----------------------------------          ----------------------------------
                                              Year ended December 31,                     Year ended December 31,
                                         ----------------------------------          ----------------------------------
                                           2 0 0 4  (*)2 0 0 3    (*)2 0 0 2        2 0 0 4    (*)2 0 0 3      (*)2 0 0 2
                                         -----         -----         ------          -----        ------          -----
                                        Reported      Adjusted      Adjusted       Reported      Adjusted       Adjusted
                                        Amounts       Amounts       Amounts         Amounts       Amounts        Amounts
                                         -----         -----         ------          -----        ------          -----
                                                 NIS in thousands                            NIS in thousands
Interest on long-term bank loans         2,573         3,254          4,208          2,573         3,254          4,208
                                         =====         =====         ======          =====        ======          =====
Erosion of monetary assets and
   liabilities, net                      2,070          (783)        (1,210)         1,293        (2,112)          (664)
                                         =====         =====         ======          =====        ======          =====

Forward transaction                      1,322             -              -          1,322             -              -
                                         =====         =====         ======          =====        ======          =====


(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES

     A. The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefits the Company is entitled to under this law is accelerated depreciation rates.

                                                     Consolidated                                 Company
                                         ------------------------------------        -------------------------------------
                                               Year ended December 31,                   Year ended December 31,
                                         ------------------------------------        -------------------------------------
                                         2 0 0 4       2 0 0 3        2 0 0 2        2 0 0 4        2 0 0 3        2 0 0 2
                                         -------       -------        -------        -------        -------        -------
                                        Reported      Adjusted       Adjusted       Reported       Adjusted       Adjusted
                                         Amounts       Amounts        Amounts        Amounts        Amounts        Amounts
                                         -------       -------        -------        -------        -------        -------
B. Composition                                   NIS in thousands                              NIS in thousands
Current taxes                               81              80             51              -              -              -
Taxes in respect of prior years            (86)              -              -              -              -            (93)
Deferred taxes (E. below)                  823          10,438         11,483            359         10,275          9,893
                                           ---          ------         ------            ---         ------          -----
                                           818          10,518         11,534            359         10,275          9,800
                                           ===          ======         ======            ===         ======          =====



 C. Reconciliation of the Statutory Tax Rate to the Effective Tax Rate

                                                        Consolidated                                       Company
                                           --------------------------------------          --------------------------------------
                                                   Year ended December 31,                        Year ended December 31,
                                           --------------------------------------          --------------------------------------
                                           2 0 0 4      (*)2 0 0 3      (*)2 0 0 2        2 0 0 4       (*)2 0 0 3      (*)2 0 0 2
                                           ------          ------          ------          ------          ------          ------
                                          Reported        Adjusted        Adjusted        Reported       Adjusted        Adjusted
                                           Amounts        Amounts         Amounts          Amounts        Amounts         Amounts
                                           ------          ------          ------          ------          ------          ------
                                                     NIS in thousands                                 NIS in thousands

Income before income taxes                 18,080          29,037          27,611          17,550          30,054          26,815
                                           ======          ======          ======          ======          ======          ======

Tax computed by
  statutory tax rate
  (35%-36% - see E. below)                  6,328          10,453           9,940           6,143          10,819           9,653

Tax increments (savings)
  due to:
Non-deductible expenses                       211             226             239               -              33               -
Non-taxable income                            (40)              -             (94)            (21)            (15)            (94)
Reduction in corporate tax rates -
  (E. below)                               (4,397)              -               -          (4,479)              -               -
Differences arising from
  basis of measurement (**)                (1,198)           (161)          1,449          (1,284)           (562)            334
Prior years income taxes                      (86)              -               -               -               -             (93)
                                           ------          ------          ------          ------          ------          ------
                                              818          10,518          11,534             359          10,275           9,800
                                           ======          ======          ======          ======          ======          ======


(*)  Reclassified.
(**) For 2004 - Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; For 2003 and 2002 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index for tax purposes.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (cont.)

 D.  Deferred Taxes

                                                     Consolidated                                      Company
                                       ---------------------------------------         ---------------------------------------
                                                Year ended December 31,                       Year ended December 31,
                                       ---------------------------------------         ---------------------------------------
                                       2 0 0 4         2 0 0 3         2 0 0 2         2 0 0 4         2 0 0 3         2 0 0 2
                                       -------         -------         -------         -------         -------         -------
                                      Reported        Adjusted         Adjusted       Reported        Adjusted        Adjusted
                                       Amounts         Amounts         Amounts         Amounts         Amounts         Amounts
                                       -------         -------         -------         -------         -------         -------
                                                  NIS in thousands                                NIS in thousands
Balance as of beginning of year        (20,647)        (10,209)          1,274         (22,135)        (11,860)         (1,967)
Changes during the year                 (5,220)        (10,438)        (11,483)         (4,838)        (10,275)         (9,893)
Adjustment due to
  change in income tax rates             4,397               -               -           4,479               -               -
                                       -------         -------         -------         -------         -------         -------
  Balance as of end of year            (21,470)        (20,647)        (10,209)        (22,494)        (22,135)        (11,860)
                                       =======         =======         =======         =======         =======         =======

                                                         Consolidated                      Company
                                                   -----------------------         -----------------------
                                                                         December 31,
                                                   -------------------------------------------------------
                                                   2 0 0 4         2 0 0 3         2 0 0 4         2 0 0 3
                                                   -------         -------         -------         -------
                                                   Reported       Adjusted        Reported         Adjusted
                                                   Amounts         Amounts         Amounts         Amounts
                                                   -------         -------         -------         -------
                                                       NIS in thousands                NIS in thousands
Deferred taxes are presented in the
balance sheets as follows:
Long-term liabilities:
   Depreciable fixed assets                        (25,448)        (29,299)        (25,448)        (29,299)
   Accrued severance pay, net                           26              52              26              52
                                                   -------         -------         -------         -------
                                                   (25,422)        (29,247)        (25,422)        (29,247)
                                                   -------         -------         -------         -------
Other receivables and prepayments (Note 5):
   Inventories                                           -             544               -             364
   Allowance for doubtful accounts                     831           1,308               -               -
   Vacation and recreation pay                       1,564           1,518           1,564           1,518
   Carry forward tax losses                          1,557           5,230           1,364           5,230
                                                   -------         -------         -------         -------
                                                     3,952           8,600           2,928           7,112
                                                   -------         -------         -------         -------
                                                   (21,470)        (20,647)        (22,494)        (22,135)
                                                   =======         =======         =======         =======


     For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily
     - 30%.

     For 2003 - Deferred taxes were computed at 36%.

E.   Reduction of Corporate Tax Rates

     In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would be gradually reduced from 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%,
     2007-30%).

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (cont.)

F. Carryforward tax losses of the Group and the Company are NIS 4,362 thousand and NIS 4,010 thousand as of December 31, 2004, respectively.

G. The Company and its Subsidiaries have tax assessments that are considered final through the 2000 tax year.


NOTE 22 - RELATED PARTIES AND INTERESTED PARTIES

A.    Balances with Related Parties and Subsidiaries

                                                                          Consolidated                    Company
                                                                       ---------------------        ----------------------
                                                                                          December 31,
                                                                       ---------------------------------------------------
                                                                       2 0 0 4      2 0 0 3         2 0 0 4      2 0 0 3
                                                                       ------      ---------        -------     ----------
                                                                      Reported     Adjusted        Reported       Adjusted
                                                                       Amounts      Amounts         Amounts       Amounts
                                                                       ------      ---------        -------     ----------
                                                                          NIS in thousands             NIS in thousands
      Trade receivables - AIPM                                              -              -        178,289     (*)138,841
                                                                       ======      =========        =======     ==========
      Trade receivables - related parties                              21,872         18,957              -              -
                                                                       ======      =========        =======     ==========
      Long-term loan to Subsidiary                                          -              -              -          2,478
                                                                       ======      =========        =======     ==========
      Trade payables - AIPM                                            65,033      (*)48,786              -              -
                                                                       ======      =========        =======     ==========
      Trade payables - related parties                                  9,009      (*) 9,536        103,671     (*) 54,094
                                                                       ======      =========        =======     ==========
      Other payables and accrued expenses - AIPM                        2,478      (*) 2,298          2,478     (*)  2,298
                                                                       ======      =========        =======     ==========
      Other payables and accrued expenses - related
           parties                                                      2,252      (*)   552              -     (*)    552
                                                                       ======      =========        =======     ==========
      Capital notes to shareholders                                    17,233         43,790         17,233         43,790
                                                                       ======      =========        =======     ==========


      (*) Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 22 - RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.   Transactions with Related Parties and Subsidiaries

                                                  Consolidated                               Company
                                        -----------------------------------      ---------------------------------
                                             Year ended December 31,                 Year ended December 31,
                                        -------    ----------    ----------      ------   ----------     ---------
                                        2 0 0 4       2 0 0 3      2 0 0 2      2 0 0 4     2 0 0 3       2 0 0 2
                                        -------    ----------    ----------      ------   ----------     ---------
                                       Reported      Adjusted     Adjusted      Reported   Adjusted      Adjusted
                                        Amounts      Amounts      Amounts        Amounts   Amounts        Amounts
                                        -------    ----------    ----------      ------   ----------     ---------
                                                  NIS in thousands                      NIS in thousands
Sales to related parties                165,596       171,131       155,599           -            -             -
                                        =======    ==========    ==========     =======   ==========     =========
Sales to Subsidiaries                         -             -             -     482,698      462,654       421,413
                                        =======    ==========    ==========     =======   ==========     =========
Cost of sales                           106,546    (*) 88,613    (*) 75,716      78,400   (*) 73,024     (*)66,035
                                        =======    ==========    ==========     =======   ==========     =========

Selling expenses, net
  (Participation in selling
  expenses, net)                          9,875    (*) 6,428     (*)      -       1,796   (*) (1,909)    (*)(3,643)
                                        =======    ==========    ==========     =======   ==========     =========
General and administrative expenses       1,837    (*) 1,410     (*)  1,756       1,480   (*)  1,086     (*) 1,432
                                        =======    ==========    ==========     =======   ==========     =========
Financing expenses (income), net          1,939       13,759         (3,722)      2,268          858          (298)
                                        =======    ==========    ==========     =======   ==========     =========


(*)  Reclassified.

(**) The transactions as above are in the ordinary course of business at market prices and customary credit terms.


C. (1) The Company leases its premises from AIPM and render services (including electricity, water, maintenance and professional services) under agreements, which are renewed every year.

     (2)  The Group is obligated to pay commissions and license fees to NAG.


NOTE 23 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

     A.   Credit Risk

          The revenues of the Group's are derive from a large number of customers mainly in Israel and in Europe. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

          Cash and cash equivalents (including amounts in foreign currency) are deposited with major commercial banks in Israel.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 23 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS (cont.)

     B.   Fair Value of Financial Instruments

          The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables, other current assets and long-term loans given. Non-derivative liabilities include trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

          The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

          The terms of the Capital Notes to shareholders do not include determined payment dates. Therefore, fair value based on present values cannot be established and accordingly is not disclosed in the financial statements.

          The Group maintains enters from time to time, into off-balance sheet financial instruments for hedging against currency and interest-rate risks.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES

               A.  Balance Sheets

                                                                                             Company
                                                                                     -----------------------
                                                                                           December 31,
                                                                                     -----------------------
                                                                                     2 0 0 4       2 0 0 3
                                                                                     -------     -----------
                                                                                         NIS in thousands
                   Current Assets
                     Cash and cash equivalents                                         9,616          20,034
                     American Israeli Paper Mills Group, net                         178,289     (*) 138,841
                     Other receivables                                                 5,772           6,328
                     Inventories                                                      60,301          63,651
                                                                                     -------     -----------
                                                                                     253,978         228,854
                                                                                     -------     -----------
                   Long-Term Investments
                   Investments in Subsidiaries
                                                                                         648     (*)   2,854
                                                                                     =======     ===========
                   Fixed Assets, net                                                 111,066         101,815
                                                                                     -------     -----------
                                                                                     365,692         333,523
                                                                                     =======     ===========

                   Current Liabilities
                     Current maturities of long-term bank loans                       15,125          15,108
                     Trade payables                                                   63,902          53,397
                     Subsidiaries                                                     99,159          52,671
                     Other payables and accrued expenses                              16,480     (*)  16,231
                                                                                     -------     -----------
                                                                                     194,666         137,407
                                                                                     -------     -----------

                   Long term liabilities
                   Long term-bank loans                                               36,248          51,725
                   Capital notes to shareholders                                      17,233          43,790
                   Accrued severance pay, net                                             87             145
                                                                                     -------     -----------
                                                                                      53,568          95,660
                                                                                     -------     -----------
                   Shareholders' Equity                                              117,458         100,456
                                                                                     -------     -----------
                                                                                     365,692         333,523
                                                                                     =======     ===========

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS


NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (cont.)

B.     Statement of Operations

                                                            Year ended December 31,
                                                      ------------------------------------
                                                      2 0 0 4       2 0 0 3       2 0 0 2
                                                      -------      ---------    ----------
                                                               NIS in thousands

Net sales                                             482,698        480,764       452,986

Cost of sales                                         417,831        406,930    (*)380,830
                                                      -------      ---------    ----------

    Gross profit                                       64,867         73,834        72,156

Selling expenses                                       34,598         33,455    (*) 26,929

General and administrative expenses                     6,444      (*) 9,080    (*)  4,629
                                                      -------      ---------    ----------

    Operating profit                                   23,825         31,299        40,598

Financing (expenses) income, net                       (7,143)         3,152       (11,957)

Other income (expenses), net                               48      (*)   (93)   (*)    (10)
                                                      -------      ---------    ----------

    Income before income taxes                         16,730         34,358        28,631

Income taxes                                                -              -             -
                                                      -------      ---------    ----------
    Income after income taxes                          16,730         34,358        28,631

Equity in net earnings (losses) of Subsidiaries           272            (34)         (385)
                                                      -------      ---------    ----------

    Net income for the year                            17,002         34,324        28,246



(*)  Reclassified.

                        MONDI BUSINESS PAPER HADERA LTD.
                    (FORMERLY, NEUSIEDLER HADERA PAPER LTD.)
                          NOTES TO FINANCIAL STATEMENTS

NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES (cont.)

C.     Statements of Changes in Shareholders' Equity


                                                        Share                        Retained
                                                      Capital         Premium         earnings         Total
                                                      -------          ------          ------         -------
                                                                         NIS in thousands
         Balance - January 1, 2002                          1          41,125          (3,240)         37,886
                                                      -------          ------          ------         -------
         Changes during 2002:
         Net income for the year                            -               -          28,246          28,246
                                                      -------          ------          ------         -------
         Balance - December 31, 2002                        1          41,125          25,006          66,132
                                                      -------          ------          ------         -------
         Changes during 2003:
         Net income for the year                            -               -          34,324          34,324
                                                      -------          ------          ------         -------
         Balance - December 31, 2003                        1          41,125          59,330         100,456
                                                      -------          ------          ------         -------
         Changes during 2004:
         Net income for the year                            -               -          17,002          17,002
                                                      -------          ------          ------         -------
         Balance - December 31, 2004                        1          41,125          76,332         117,458
                                                      =======          ======          ======         =======

                                                              EXHIBIT 19(a)(iii)
                                                              ------------------



                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004

                               HOGLA-KIMBERLY LTD.
                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 2004



                                TABLE OF CONTENTS

                                                                   Page
                                                                   ----

    Report of Independent Registered Public Accounting Firm           1

    Financial Statements:

       Balance Sheets                                                 2

       Statements of Operations                                       3

       Statements of Changes in Shareholders' Equity                  4

       Statements of Cash Flows                                     5-6

       Notes to the Financial Statements                           7-31

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying balance sheets of Hogla-Kimberly Ltd. ("the Company") as of December 31, 2004 and 2003, and the consolidated balance sheets as of those dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis
- for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2004 and 2003, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2004, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2A, the financial statements as of dates and for reporting period commencing January 1, 2004, are presented at reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements as of dates prior to January 1, 2004 and for reporting periods ended through December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, March 7, 2005

                               HOGLA-KIMBERLY LTD.
                                 BALANCE SHEETS
                               (NIS in thousands)

                                                                           Consolidated                        Company
                                                                       ----------------------           -----------------------
                                                                            December 31,                      December 31,
                                                                       ----------------------           -----------------------
                                                        Note           2 0 0 4        2 0 0 3           2 0 0 4         2 0 0 3
                                                        ----           -------        -------           -------         -------
                                                                      Reported      Adjusted           Reported        Adjusted
                                                                     Amounts (1)   Amounts (3)        Amounts (1)     Amounts (3)
                                                                       -------        -------           -------         -------
Current Assets
   Cash and cash equivalents                              3            117,364         37,340           109,717          31,645
   Current maturities of long-term bank deposits          7                 -           7,882                 -           7,882
   Trade receivables                                      4            214,389        229,979           113,448          74,668
   Other receivables                                      5             35,725         14,222            13,855           7,879
   Inventories                                            6            142,551         92,664            71,185          58,539
                                                                       -------        -------           -------         -------
                                                                       510,029        382,087           308,205         180,613
                                                                       -------        -------           -------         -------
Long-Term Investments
   Long-term bank deposits                                7             68,928         70,064                 -               -
   Capital note of shareholder                            8             32,770         32,770            32,770          32,770
   Investments in Subsidiaries                            9                 -               -           176,400         196,037
                                                                       -------        -------           -------         -------
                                                                       101,698        102,834           209,170         228,807
                                                                       -------        -------           -------         -------
Fixed Assets                                             10
   Cost                                                                507,175        479,744           406,271         380,774
   Less - accumulated depreciation                                     222,256        210,176           174,306         164,163
                                                                       -------        -------           -------         -------
                                                                       284,919        269,568           231,965         216,611
                                                                       -------        -------           -------         -------
Other Assets
   Goodwill                                              9B             25,878         29,073                 -               -
   Deferred taxes                                        22             15,108              -                 -               -
                                                                       -------        -------           -------         -------
                                                                        40,986          29,073                -                -
                                                                       -------        -------           -------         -------
                                                                       937,632        783,562           749,340         626,031
                                                                       =======        =======           =======         =======
Current Liabilities
   Short-term bank credit                                                   -           1,087                 -           1,087
   Current maturities of
      long-term bank loans                               13             68,747         15,147                 -               -
   Trade payables                                        11            219,902        139,555           265,546         174,580
   Other payables and accrued expenses                   12             38,720         37,632            12,249          10,645
                                                                       -------        -------           -------         -------
                                                                       327,369        193,421           277,795         186,312
                                                                       -------        -------           -------         -------
Long-Term Liabilities
   Long-term bank loans                                  13             81,851         96,338                 -               -
   Deferred taxes                                        22             37,388         29,428            35,013          26,738
                                                                       -------        -------           -------         -------
                                                                       119,239        125,766            35,013          26,738
                                                                       -------        -------           -------         -------
Commitments and Contingent Liabilities                   15
Minority Interest                                                       54,492         51,394                 -               -
                                                                       -------        -------           -------         -------
Shareholders' Equity
   Share capital                                         16             29,038         28,788            29,038          28,788
   Capital reserves                                                    180,414        156,799           180,414         156,799
    Translation adjustments relating to
       foreign held autonomous Subsidiary (2)                          (3,377)              -           (3,377)               -
   Retained earnings                                                   230,457        227,394           230,457         227,394
                                                                       -------        -------           -------         -------
                                                                       436,532        412,981           436,532         412,981
                                                                       -------        -------           -------         -------
                                                                       937,632        783,562           749,340         626,031
                                                                       =======        =======           =======         =======

(1)  See Note 2A(1).
(2)  See Note 2B.
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

  --------                -------------            --------         ----------
  T. Davis                Y. Yerushalmi            O. Argov         A. Brenner
Chairman of the        Vice-Chairman of the     Chief Financial  Chief Executive
Board of Directors      Board of Directors         Officer             Officer
Approval date of the financial statements: March 7, 2005.
The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF OPERATIONS
                               (NIS in thousands)

                                                              Consolidated                                   Company
                                               ----------------------------------------     ----------------------------------------
                                                        Year ended December 31,                     Year ended December 31,
                                               ----------------------------------------     ----------------------------------------
                                    Note        2 0 0 4         2 0 0 3        2 0 0 2       2 0 0 4          2 0 0 3       2 0 0 2
                                    ----       ---------       ---------      ---------     ---------        ---------     ---------
                                               Reported        Adjusted        Adjusted      Reported        Adjusted      Adjusted
                                              Amounts (1)     Amounts (2)     Amounts (2)   Amounts (1)     Amounts (2)  Amounts (2)
                                               ---------       ---------      ---------     ---------        ---------     ---------
Net sales                            17          995,569        868,671        766,549        479,320         377,117       285,442

Cost of sales                        18          719,982        621,014        554,763        393,903         322,558       233,096
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Gross profit                                 275,587        247,657        211,786         85,417          54,559        52,346

Selling expenses                     19          193,701        130,670        123,955         15,286           7,538         5,373

General and
   administrative expenses           20           41,029         39,046         29,941          4,985           4,381         5,368
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Operating profit                              40,857         77,941         57,890         65,146          42,640        41,605

Financing income
   (expenses), net                   21          (1,490)          5,517        (13,425)       (4,536)         (12,268)       (4,622)

Other income, net                                    903            496             78            205             238           714
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Income before income taxes                    40,270         83,954         44,543         60,815          30,610        37,697

Income taxes                         22           10,244         20,566         19,232         17,627          11,775        16,076
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Income after income

      taxes                                       30,026         63,388         25,311         43,188          18,835        21,621

Equity in net earnings (losses)
   of Subsidiaries                                    -               -              -       (16,260)          37,418         1,091

Minority interest in
   earnings of Subsidiary                        (3,098)         (7,135)        (2,599)             -                -            -
                                               ---------       ---------      ---------     ---------        ---------     ---------
    Net income for the year                       26,928         56,253         22,712         26,928          56,253        22,712
                                               =========       =========      =========     =========        =========     =========


Earnings per share (in NIS) (*)                     3.16           6.61           2.67           3.16            6.61          2.67
                                               =========       =========      =========     =========        =========     =========
Number of shares used in
   computation (*)                             8,513,473       8,513,473      8,513,473     8,513,473        8,513,473     8,513,473
                                               =========       =========      =========     =========        =========     =========


(1)  See Note 2A(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

(*)  Retroactively adjusted for the effect of bonus share distribution.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (NIS in thousands)

                                                                        Translation                      Dividend
                                                                        adjustments                      declared
                                                                        relating to                        after
                                                                        foreign held                      balance
                                            Share         Capital        autonomous       Retained         sheet
                                           capital       reserves        Subsidiary       earnings         date         Total
                                            ------        -------          ------         -------        --------      -------
   Balance - January 1, 2002
     (Adjusted Amounts (3))                 28,788        156,799                 -       181,272              -      366,859

Changes during 2002:

   Dividend declared
        after balance-sheet date                                                          (32,843)        32,843             -
   Net income for the year                                                                 22,712                       22,712
                                            ------        -------          --------       -------        --------      -------
   Balance - December 31, 2002              28,788        156,799                                         32,843       389,571

     (Adjusted Amounts (3))                                                       -       171,141

Changes during 2003:

   Dividend paid                                                                                         (32,843)     (32,843)
   Net income for the year                                                                 56,253                       56,253
                                            ------        -------          --------       -------        --------      -------
   Balance - December 31, 2003

     (Adjusted Amounts (3))                 28,788        156,799                 -       227,394               -      412,981

Changes during 2004:

    Distribution of bonus shares               250         23,615                        (23,865)                            -
     Translation adjustments
         relating to foreign held
      autonomous Subsidiary (2)                                            (3,377)                                      (3,377)
   Net income for the year                                                                 26,928                       26,928
                                            ------        -------          --------       -------        --------      -------
   Balance - December 31, 2004
    (Reported Amounts (1))                  29,038        180,414          (3,377)        230,457               -      436,532
                                            ------        -------          --------       -------        --------      -------

(1)  See Note 2A(1).
(2)  See Note 2B.
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                            STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                                Consolidated                               Company
                                                      ---------------------------------      ----------------------------------
                                                           Year ended December 31,                Year ended December 31,
                                                      ---------------------------------      ----------------------------------
                                                      2 0 0 4       2 0 0 3      2 0 0 2      2 0 0 4      2 0 0 3       2 0 0 2
                                                      -------      -------      -------      -------       -------      -------
                                                      Reported     Adjusted     Adjusted     Reported      Adjusted      Adjusted
                                                     Amounts (1)  Amounts (3)  Amounts (3)  Amounts (1)   Amounts (3)  Amounts (3)
                                                      -------      -------      -------      -------       -------      -------
Cash flows - operating activities
Net income                                              26,928      56,253       22,712        26,928       56,253       22,712
Adjustments to reconcile net
  income to net cash provided by
  operating activities
  (Appendix A)                                          30,683       4,190       14,324        60,934        7,188       80,535
                                                      --------     -------      -------      --------      -------      -------
   Net cash provided by
     operating activities                               57,611      60,443       37,036        87,862       63,441      103,247
                                                      --------     -------      -------      --------      -------      -------

Cash flows - investing activities

Withdrawal of short-term bank deposit                        -           -       57,069             -            -            -
Withdrawal of long-term bank deposits                    8,138       9,195        8,759        8,138        9,195         8,759
Acquisition of fixed assets                           (25,191)     (26,953)     (76,523)     (17,490)      (20,351)     (66,375)
Proceeds from sale of fixed assets                       1,827       1,092          456           649          284          161
                                                      --------     -------      -------      --------      -------      -------
   Net cash used in investing activities              (15,226)     (16,666)     (10,239)      (8,703)      (10,872)     (57,455)
                                                      --------     -------      -------      --------      -------      -------

Cash flows - financing activities
Dividend paid                                                -     (32,843)     (43,790)            -      (32,843)     (43,790)
Long-term loans received                                57,672      28,949       11,386             -            -            -
Repayment of long-term loans                          (15,162)     (24,960)           -             -            -            -
Short-term bank credit                                 (1,087)       1,087            -       (1,087)        1,087            -
                                                      --------     -------      -------      --------      -------      -------
   Net cash provided by
     (used in) financing activities                     41,423     (27,767)     (32,404)      (1,087)      (31,756)     (43,790)
                                                      --------     -------      -------      --------      -------      -------

Translation adjustments of cash
  and cash equivalents of foreign
  held autonomous Subsidiary (2)                       (3,784)          -            -              -            -            -
                                                      --------     -------      -------      --------      -------      -------
Increase (decrease) in cash and

   cash equivalents                                     80,024      16,010       (5,607)       78,072       20,813        2,002
Cash and cash equivalents -
   beginning of year                                    37,340      21,330       26,937        31,645       10,832        8,830
                                                      --------     -------      -------      --------      -------      -------
Cash and cash equivalents -
   end of year                                         117,364      37,340       21,330       109,717       31,645       10,832
                                                      ========     =======      =======      ========      =======      =======


(1)  See Note 2A(1).
(2)  See Note 2B.
(3) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


The accompanying notes are an integral part of the financial statements.

                               HOGLA-KIMBERLY LTD.
                     APPENDICES TO STATEMENTS OF CASH FLOWS
                               (NIS in thousands)

                                                         Consolidated                                Company
                                             ----------------------------------        ----------------------------------
                                                   Year ended December 31,                  Year ended December 31,
                                             ----------------------------------        ----------------------------------
                                             2 0 0 4      2 0 0 3      2 0 0 2       2 0 0 4       2 0 0 3        2 0 0 2
                                             ------         -----        ------        ------         -----        ------
                                            Reported      Adjusted     Adjusted      Reported      Adjusted      Adjusted
                                           Amounts (1)   Amounts (2)  Amounts (2)   Amounts (1)   Amounts (2)    Amounts (2)
                                             ------         -----        ------        ------         -----        ------
A.   Adjustments to reconcile
     net income to net cash provided
     by operating activities

     Income and expenses items
       not involving cash flows:

            Minority interest in
              earnings of
          Subsidiary                          3,098         7,135         2,599             -             -             -
        Equity in net losses
          (earnings) of
          Subsidiaries                            -             -             -        16,260       (37,418)       (1,091)
        Depreciation and
        amortization                         23,468        25,213        22,086        14,702        14,789        12,093
        Deferred taxes, net                  (5,011)        8,251         1,072         8,512        10,417         1,046
        Loss (gain) from sale of fixed
          assets                             (1,162)         (482)           81          (205)         (208)          (29)
        Effect of exchange rate
          differences, net                   (1,901)       (2,266)        2,202          (258)       (2,476)        2,202

Changes in assets and liabilities:

    Decrease (increase) in trade
     receivables                             15,763       (47,933)      (14,411)        1,799        (4,930)         (455)
   Decrease (increase) in other
     receivables                            (20,938)       (2,115)        4,860        (6,211)       (1,431        (1,395)
   Increase in inventories                  (46,919)       (6,237)      (16,362)      (12,646)      (16,247)      (10,406)
   Increase in trade payables                49,624        27,544        18,343         8,392        13,628        15,495
   Net change in balances with
      related parties                        13,591       (10,050)        7,731        28,985        42,067        71,830
   Increase (decrease) in other
      payables and accrued expenses           1,070         5,130       (13,877)        1,604       (11,003)       (8,755)
                                             ------        ------        ------         -----        ------        ------
                                             30,683         4,190        14,324        60,934         7,188        80,535
                                             ------        ------        ------         -----        ------        ------

B. Non-cash activities

   Acquisition of fixed assets on credit     18,470         8,661        13,707        11,619         8,460        13,707



(1)  See Note 2A(1).
(2) Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.


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



     Related Parties -     as defined by Opinion No. 29 of the Institute of
                           Certified Public Accountants in Israel.

     Interested Parties -  as defined by the Israeli Securities Regulations
                           (Presentation of Financial Statements), 1993.

     Controlling Shareholder as defined by the Israeli Securities Regulations
                             (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

                  NIS      - New Israeli Shekel.

                  CPI      - the Israeli consumer price index.

                  Dollar   - the U.S. dollar.

                  Adjusted Amount - see Note 2A(1) below.

                  Reported Amount - see Note 2A(1) below.

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

D. The financial statements of the Company are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES

         The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the cessation of financial statement adjustment as described in paragraph A below and Translation of Foreign Operations as described in paragraph B below.

         A. Cessation of Financial Statements Adjustment and Change to Reporting in Reported Amounts - Standard No. 12

                  (1)      Definitions

                           Adjusted Amount - historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

                           Reported Amount - Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

                  (2)      General

                           In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts.

                           Comparative figures included in these financial statements relating to December 31, 2003 and for each of the two years then ended, are presented in Adjusted Amounts.

                           The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

                           The Company's condensed financial information in nominal values, on the basis of which the Company's financial statements in Reported Amounts and Adjusted Amounts were prepared, are presented in Note 25.

                  (3)      Basis of presentation

                           a.       Balance Sheet Items

                                    Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts plus additions and dispositions occurring during the reporting period. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         A. Cessation of Financial Statements Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

                  (3)      Basis of presentation (cont.)

                           a.       Balance Sheet Items (cont.)

                                    Monetary items (items whose balance sheet amount reflects their current value or realization value at the balance sheet date) are presented at their nominal value as of the balance sheet date.

                                    Investments in Subsidiaries and minority interest are presented based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                           b.       Statement of Operations Items

                                    Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

                                    Income and expenses deriving from
                                    non-monetary items (mainly depreciation and amortization) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

                                    The Company's share and minority interest in the results of Subsidiaries are determined based on the financial statements of these companies prepared according to the guidance of Standard No. 12.

                  (4)      Principles of Adjustment through December 31, 2003

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

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

                  (4)      Principles of Adjustment through December 31, 2003
                           (cont.)

                           b.       Statement of Operations Items (cont.)

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

                           c. Adjustment and Translation of Foreign Subsidiaries Financial Statements

                                    The financial statements of Subsidiaries operating abroad, which act as an integral operation of the Group, were prepared in U.S. dollars and translated into NIS based on the exchange rate of the U.S. dollar on the balance sheet date.

         B. Translation of Foreign Operations' Financial Statements - Standard No. 13

                           (a) In January 2004, Israeli Accounting Standard No. 13 "Effect of Changes in Foreign Exchange Rates" came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in A above.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

                           (b) A Foreign Entity Classified as a Foreign Held Autonomous Subsidiary

                                    o        Following the implementation of
                                             Standard No. 13, commencing January
                                             2004 goodwill derived from an
                                             investment made in another entity
                                             is to be treated as one of that
                                             entity's assets. Accordingly, the
                                             goodwill associated with the
                                             Group's investment in Ovisan (a
                                             Subsidiary located in Turkey) is
                                             translated to NIS at the closing
                                             rate, rather than at the exchange
                                             rate at the date in which said
                                             investment was made, as was
                                             previously required under the
                                             applicable accounting literature in
                                             effect through December 31, 2003.

                                    o        Monetary and non-monetary assets
                                             and liabilities of the foreign
                                             entity are translated at the
                                             closing rate.

                                    o        Statement of operations items and
                                             cash flow items of the foreign
                                             entity are translated, in general,
                                             by the average exchange rate for
                                             the reporting period, rather than
                                             by the closing rate as was
                                             previously required under the
                                             applicable accounting literature
                                             prior to the date in which Standard
                                             No. 13 came into effect (January 1,
                                             2004).

                                    o        All differences resulting from the
                                             translation of the foreign entity's
                                             financial statements by the method
                                             described above, are included in a
                                             separate component of shareholders'
                                             equity as "Translation adjustments
                                             relating to foreign held autonomous
                                             Subsidiary".

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         C.       Principles of Consolidation

                  The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

                  The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

                  The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost reflects goodwill, which is presented in the consolidated balance sheet as "other assets" and amortized by the straight-line method over 15 years due to the unique economic conditions relating to that Subsidiary and the expected economic benefit period from its acquisition. See also I below.

         D.       Cash and Cash Equivalents

                  Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

         E.       Allowance for Doubtful Accounts

                  The allowance for doubtful accounts is generally computed as percentage from the relevant balances, on the basis of historical experience, with the addition of a specific provision in respect of accounts, which on management estimate are doubtful of collection.

         F.       Inventories

                  Inventories are presented at the lower of cost or market value, with cost determined as follows:

                  Finished products  -    Based on actual production cost.
                  Raw, auxiliary
                  materials and      -    Based on moving-average basis.
                      other

         G.       Investments in Subsidiaries

                  Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

         H.       Fixed Assets

                  Fixed assets are presented at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period,

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

                  where the Company intends to exercise such option, or their useful life.

                  The annual depreciation and amortization rates are:   %

                        Buildings                                       2-4
                        Leasehold improvements                        10-25
                        Machinery and equipment                        5-20
                        Motor vehicles                                15-20
                        Office furniture and equipment                10-33

                  Impairment of Long-Lived Assets

                  Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to Standard No.15 of the Israeli Accounting Standards Board, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment loss is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

         I.       Other Assets - Goodwill

                  Goodwill derived from the acquisition of Subsidiary in Turkey is amortized based on the straight line method over 15 years (see also C above). Impairment examinations and recognition are performed and determined based on the accounting policy outlined in H above. In March 2004, the Israeli Accounting Standard Board issued Standard No. 20 "The Amortization Period of Goodwill". Standard No. 20 calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. The amortization period shall not exceed 20 years from the date on which the goodwill was initially recognized. Standard No. 20 is in effect for reporting periods commencing January 1, 2004, and its provisions are to be applied on a prospective basis. The implementation of Standard No. 20 did not, and is not expected to, affect the Group's financial position and results of operations.

         J.       Supplier Discounts

                  Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to the Group's purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         K.       Deferred Income Taxes

                  The Group records deferred taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred taxes are computed by the tax rates expected to be in effect at realization, as they are known at the approval date of the financial statements.

                  The computation of deferred taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividend distributions within the Group for cases in which such dividend distributions are expected to be tax-exempt.

         L.       Dividends

                  Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders' equity.

         M.       Revenue Recognition

                  Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured.

                  Revenues are presented net of sales incentives, primarily: bonuses granted to chains as a percentage of their purchases (target bonus); volume discounts; and coupons distributed to customers entitling price discounts.

                  An accrual for estimated returns and sales incentives, computed primarily on the basis of historical experience, is recorded at the time revenues are recognized and deducted from revenues.

         N.       Earnings Per Share

                  Earnings per share are computed based on the number of paid up capital shares during the year.

         O.       Exchange Rates and Linkage Basis

                  (1) Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 2   - SIGNIFICANT ACCOUNTING POLICIES (cont.)

         O.       Exchange Rates and Linkage Basis (cont.)

                  (2) Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

                                                                   Representative
                                                                      exchange        Turkish Lira exchange         CPI
                                                                    rate of the         rate with the U.S.     "in respect
                                                                       Dollar                 dollar                of"
                         As of:                                     (NIS per $1)          (TL'000 per $1)      (in points)
                                                                    ------------          ---------------      -----------
                         December 31, 2004                             4.308                   1,352              180.74
                         December 31, 2003                             4.379                   1,393              178.58
                         December 31, 2002                             4.737                   1,640              182.02
                         Increase (decrease)
                         during the year ended:                          %                      %                   %
                                                                    ------------          ---------------      -----------
                         December 31, 2004                             (1.6)                  (2.9)                1.2
                         December 31, 2003                              (7.6)                 (15.0)              (1.9)
                         December 31, 2002                               7.3                   13.3                6.5

                  (3) Exchange-rate differences are charged to operations as incurred.

         P.       Reclassification

                  Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2004 presentation.

         Q.       Recent Accounting Standards - Income Taxes

                  In July 2004, the Israeli Accounting Standard Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guidelines for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of a change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 is not expected to affect the Group's financial position and results of operations.

NOTE 3   - CASH AND CASH EQUIVALENTS

                                                             Consolidated                  Company
                                                         --------------------        -------------------
                                                                           December 31,
                                                         -----------------------------------------------
                                                         2 0 0 4       2 0 0 3       2 0 0 4       2 0 0 3
                                                         -------       ------        -------      ------
                                                        Reported       Adjusted      Reported     Adjusted
                                                         Amounts       Amounts       Amounts      Amounts
                                                         -------       ------        -------      ------
                                                           NIS in thousands            NIS in thousands
               In NIS                                        875          527            589         520
               In foreign currencies
                 (primarily the U.S. dollar)             116,489       36,813        109,128      31,125
                                                         -------       ------        -------      ------
                                                         117,364       37,340        109,717      31,645
                                                         =======       ======        =======      ======

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 4   - TRADE RECEIVABLES

                                                                         Consolidated                  Company
                                                                     --------------------        -------------------
                                                                                      December 31,
                                                                     -----------------------------------------------
                                                                     2 0 0 4      2 0 0 3        2 0 0 4      2 0 0 3
                                                                     -------      -------        -------      ------
                                                                    Reported     Adjusted      Reported       Adjusted
                                                                    Amounts       Amounts       Amounts       Amounts
                                                                     -------      -------        -------      ------
                                                                       NIS in thousands           NIS in thousands
               Domestic   -  Open accounts                           159,693      154,617           -            -
                             Checks receivable                        33,013       34,421           -            -
                             Related parties                             598          348         91,023      60,820
                                                                     -------      -------        -------      ------
                                                                     193,304      189,386         91,023      60,820

               Foreign    -  Open accounts                            25,971       47,697          3,900       5,699
                             Related parties                             775          206         18,567       8,191
                                                                     -------      -------        -------      ------
                                                                     220,050      237,289        113,490      74,710
               Less - allowance for doubtful accounts                  5,661        7,310             42          42
                                                                     -------      -------        -------      ------
                                                                     214,389      229,979        113,448      74,668
                                                                     =======      =======        =======      ======

The Company's products are marketed principally by its Subsidiaries.

NOTE 5    - OTHER RECEIVABLES

                                                                          Consolidated                  Company
                                                                      -------------------         ------------------
                                                                                        December 31,
                                                                      ----------------------------------------------
                                                                      2 0 0 4      2 0 0 3        2 0 0 4    2 0 0 3
                                                                      ------       ------         ------     -------
                                                                     Reported      Adjusted      Reported    Adjusted
                                                                      Amount       Amounts        Amounts     Amounts
                                                                      ------       ------         ------     -------
                                                                        NIS in thousands           NIS in thousands
               Deferred taxes (Note 22D)                               4,611        5,518          1,532       1,769
               Prepaid expenses                                        2,175        2,908          1,429       1,570
               Advances to suppliers                                     615        3,074            411       2,128

               Value added taxes                                      15,970          236             -      (*) 924
               Income tax advances, net                               10,973        1,467         10,134         878
               Loans to employees                                        600          477            232         262
               Other                                                     781          542            117     (*) 348
                                                                      ------       ------         ------     -------
                                                                      35,725       14,222         13,855       7,879
                                                                      ======       ======         ======     =======
               (*)   Reclassified.

NOTE 6      -  INVENTORIES

                                                                          Consolidated                  Company
                                                                      -------------------         ------------------
                                                                                        December 31,
                                                                      ----------------------------------------------
                                                                      2 0 0 4      2 0 0 3        2 0 0 4    2 0 0 3
                                                                      ------       ------         ------     -------
                                                                     Reported      Adjusted      Reported    Adjusted
                                                                      Amount       Amounts        Amounts     Amounts
                                                                      ------       ------         ------     -------
                                                                        NIS in thousands           NIS in thousands
              Raw and auxiliary materials                              67,765      48,482         37,710       34,293
              Finished goods                                           56,872      29,087         18,729       10,969
              Spare parts and other                                    17,914      15,095         14,746       13,277
                                                                      -------      ------         ------     --------
                                                                      142,551      92,664         71,185       58,539
                                                                      =======      ======         ======     ========

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 7     -  LONG-TERM BANK DEPOSITS

                                                                            Consolidated                 Company
                                                        Interest        -------------------       -----------------------
                                                          rate                            December 31,
                                                        --------         ------------------------------------------------
                                                         % (*)           2 0 0 4      2 0 0 3       2 0 0 4       2 0 0 3
                                                                        Reported      Adjusted      Reported      Adjusted
                                                                         Amounts      Amounts       Amounts       Amounts
                                                                         ------       ------       -------         -----
                                                                           NIS in thousands           NIS in thousands
              A.     Composition

                     Linked   to   the   U.S.
                     dollar                               1.75           68,928       77,946             -         7,882
                     Less      -      current
                     maturities                                              -         7,882             -         7,882
                                                                         ------       ------       -------         -----
                                                                         68,928       70,064             -             -

         (*)      Annual interest rate as of December 31, 2004.

B. The deposit is held as collateral for long-term loan received by Subsidiary (see Note 15C).

C.       The deposit is subject to re-deposit every two years.

NOTE 8   - CAPITAL NOTE OF SHAREHOLDER

         The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon. The erosion or increase in value of the capital note was charged to capital reserves until March 31, 2000 (the date on which AIPM ceased to be the controlling shareholder).

NOTE 9   - INVESTMENTS IN SUBSIDIARIES

                                                                                                           Company
                                                                                                    --------------------
                                                                                                         December 31,
                                                                                                    --------------------
                                                                                                    2 0 0 4       2 0 0 3
                                                                                                    -------      -------
                                                                                                    Reported      Adjusted
                                                                                                    Amounts       Amounts
                                                                                                    -------      -------
              A. Composition                                                                          NIS in thousands
                     Cost of shares                                                                     972          972
                     Equity in post-acquisition earnings, net                                       174,600      190,860
                     Translation adjustments relating to
                       foreign held autonomous Subsidiary                                           (3,377)            -
                     Capital notes (*)                                                                4,205        4,205
                                                                                                    -------      -------
                                                                                                    176,400      196,037
                                                                                                    =======      =======

                     (*) The non-interest bearing capital notes, denominated in U.S. dollar, are considered part of the Company's investments in the Subsidiaries. Repayment dates have not yet been determined.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 9     -  INVESTMENTS IN SUBSIDIARIES (cont.)

                                                                                                         Consolidated
                                                                                                     -------------------
                                                                                                         December 31,
                                                                                                     -------------------
                                                                                                     2 0 0 4     2 0 0 3
                                                                                                     ------       ------
                                                                                                    Reported      Adjusted
                                                                                                     Amounts       Amounts
                                                                                                     ------       ------
              B. Goodwill (see Note 2C above) NIS in thousands
                     Cost                                                                            40,859       41,532
                     Less - accumulated amortization                                                 14,981       12,459
                                                                                                     ------       ------
                                                                                                     25,878       29,073
                                                                                                     ======       ======
              C.     Investment in Ovisan

                     As of December 31, 2004, the Group's investment in the Turkish Subsidiary amounted to NIS 28,001 thousand
                     (including goodwill in the net amount of NIS 25,878 thousand).

              D.     Consolidated Subsidiaries

                     The consolidated financial statements as of December 31, 2004, include the financial statements of the following
                     Subsidiaries:

                                                                                                     Ownership and
                                                                                                     control as of
                                                                                                      December 31,
                                                                                                          2004
                                                                                                     -------------
                                                                                                            %
                                                                                                     -------------

                    Rakefet Marketing and Trade Services Ltd. ("Rakefet")                              (*)  79.7
                        Subsidiaries of Rakefet:
                            Hogla-Kimberly Marketing Ltd.                                             (**)  99.5
                            ("Marketing")
                            Shikma Ltd. ("Shikma")                                                    (**)  99.0

                    Mollet Marketing Ltd. ("Mollet")                                                       100.0

                    H-K Overseas (Holland) B.V.                                                            100.0
                        Subsidiaries of H-K Overseas (Holland) B.V.:

                            Ovisan Sihhi Bez Sanai ve Ticaret Anonim                                       100.0
                            Sirketi ("Ovisan")
                            Hogla-Kimberly Holding Anonim Sirketi                                          100.0

                    (*) The remaining ownership and control of Rakefet are held by AIPM group (10.1%) and by KC (10.2%).

                    (**) The remaining ownership and control of Marketing and Shikma are held by the Company.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 10      - FIXED ASSETS

                                                                                                        Office
                                                                    Machinery                          furniture
                                                     Leasehold         and              Motor             and
CONSOLIDATED                        Buildings (1)   improvements    equipment         vehicles         equipment       Total (2)
                                      ------           -----         -------           ------            -----          -------
Cost:                                                                     NIS in thousands
Balance - January 1, 2004
   (Adjusted Amounts)                 54,869           9,268         384,618           19,048           11,941          479,744
Changes during 2004:
   Additions                           1,184             111          33,679              334              840           36,148
   Dispositions                            -               -          (4,477)          (5,111)            (395)          (9,983)
   Foreign currency
     translation adjustments             305               -             829               71               61            1,266
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 56,358           9,379         414,649           14,342           12,447          507,175
                                      ------           -----         -------           ------            -----          -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                 15,385           5,097         166,491           14,983            8,220          210,176
Changes during 2004:
   Additions                             614             841          15,911            1,968            1,302           20,636
   Dispositions                            -               -          (3,946)          (4,985)            (387)          (9,318)
   Foreign currency
     translation adjustments             112               -             519               63               68              762
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 16,111           5,938         178,975           12,029            9,203          222,256
                                      ------           -----         -------           ------            -----          -------

Net book value:
December 31, 2004
   (Reported Amounts)                 40,247           3,441         235,674            2,313            3,244          284,919
                                      ======           =====         =======           ======            =====          =======
December 31, 2003
   (Adjusted Amounts)                 39,484           4,171         218,127            4,065            3,721          269,568
                                      ======           =====         =======           ======            =====          =======
COMPANY
Cost:
Balance - January 1, 2004
   (Adjusted Amounts)                 25,209           6,112         343,089            3,159            3,205          380,774
Changes during 2004:
   Additions                             116             111          29,816              334              123           30,500
   Dispositions                            -               -          (4,125)            (878)               -           (5,003)
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 25,325           6,223         368,780            2,615            3,328          406,271
                                      ------           -----         -------           ------            -----          -------

Accumulated depreciation:
Balance - January 1, 2004
   (Adjusted Amounts)                 11,812           3,733         142,932            3,076            2,610          164,163
Changes during 2004:
   Additions                               -             589          13,876               18              219           14,702
   Dispositions                            -               -          (3,681)            (878)               -           (4,559)
                                      ------           -----         -------           ------            -----          -------
Balance - December 31, 2004
   (Reported Amounts)                 11,812           4,322         153,127            2,216            2,829          174,306
                                      ------           -----         -------           ------            -----          -------

Net book value:
December 31, 2004
   (Reported Amounts)                 13,513           1,901         215,653              399              499          231,965
                                      ======           =====         =======           ======            =====          =======
December 31, 2003
   (Adjusted Amounts)                 13,397           2,379         200,157               83              595          216,611
                                      ======           =====         =======           ======            =====          =======

(1) Buildings include industrial buildings on lands leased by the Company from AIPM (until 2005).
(2)      The majority of the Group's fixed assets are located in Israel.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 11     -  TRADE PAYABLES

                                                                       Consolidated                     Company
                                                                  ---------------------          ---------------------
                                                                                      December 31,
                                                                  ----------------------------------------------------
                                                                  2 0 0 4       2 0 0 3          2 0 0 4       2 0 0 3
                                                                  -------       -------          -------       -------
                                                                 Reported       Adjusted        Reported       Adjusted
                                                                  Amounts        Amounts        Amounts         Amounts
                                                                  -------       -------          -------       -------
                                                                     NIS in thousands              NIS in thousands
              In Israeli currency
                  Open accounts                                   112,932        78,509           57,371        34,206
                  Related parties                                  23,124        13,682          184,476       114,455
              In foreign currency
                  Open accounts                                    67,915        37,294           19,041        20,804
                  Related parties                                  15,931        10,070            4,658         5,115
                                                                  -------       -------          -------       -------
                                                                  219,902       139,555          265,546       174,580
                                                                  =======       =======          =======       =======

NOTE 12     -  OTHER PAYABLES AND ACCRUED EXPENSES

                                                                       Consolidated                     Company
                                                                  ---------------------          ---------------------
                                                                                      December 31,
                                                                  ----------------------------------------------------
                                                                  2 0 0 4       2 0 0 3          2 0 0 4       2 0 0 3
                                                                  -------       -------          -------       -------
                                                                 Reported       Adjusted        Reported       Adjusted
                                                                  Amounts        Amounts        Amounts         Amounts
                                                                  -------       -------          -------       -------
                                                                     NIS in thousands              NIS in thousands
               Accrued income taxes,
                   net of advances                                10,464         8,663              -              -
               Accrued payroll and related expenses               22,195        20,531          10,796        10,474
               Value Added Tax                                     2,695         4,779           1,269             -
               Advances from customers                               726         1,085              -             32
               Other                                               2,640         2,574             184           139
                                                                  ------        ------          ------        ------
                                                                  38,720        37,632          12,249        10,645
                                                                  ======        ======          ======        ======

NOTE 13     -  LONG-TERM BANK LOANS

                                                                         Interest                 Consolidated
                                                                           rate                    December 31,
                                                                         --------              ------        ------
                                                                         % (*)               2 0 0 4        2 0 0 3
                                                                                               ------        ------
                                                                                             Reported       Adjusted
                                                                                              Amounts       Amounts
                                                                                               ------        ------
              A.    Composition                                                                  NIS in thousands
                    In U.S. dollar                                   Libor +1.22-1.63         150,598       108,858
                    In Euro                                                                        -          2,627
                    Less - current maturities                                                  68,747        15,147
                                                                                               ------        ------
                                                                                               81,851        96,338
                                                                                               ======        ======
                    (*) Annual interest rate as of December 31, 2004.

              B.    Maturities (NIS in thousands)

                    2005 - current maturities                                                  68,747
                    2006                                                                       12,923
                    Thereafter - see C below                                                   68,928
                                                                                              -------
                                                                                              150,598
                                                                                              =======

               C.   Subject to renewal every two years - see Note 7C.

               D.   Liens - see Note 15C.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

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

                  (2) The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2004 are as follows:

                                                    Consolidated         Company
                                                    ------------         -------
                                                            NIS in thousands

                         2005                           13,966            5,763
                         2006                            7,178               -
                         2007                            7,178               -
                         2008                            7,178               -
                         2009 and thereafter            25,122               -
                                                        60,622            5,763


         B.       Guarantees

                  (1) The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2004 amounted to NIS 81,670 thousand.

                  (2) As part of their normal course of business, the Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2004 amounted to NIS 295 thousand.

         C.       Liens

                  As a collateral for long-term loans given to Subsidiary, the Group recorded a lien on its bank deposits, in the amount of NIS 68,928 thousand as of December 31, 2004.

         D.       Legal proceedings

                  (1) The Company received on December 7, 2003 a claim and a petition that was filed in Tel-Aviv district court for the approval of a class action against the Company. According to the petition the Company has reduced the number of units of diapers in a package and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and intends to defend itself against the action. Based on the opinion of the Company's legal counsel for this matter, management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit and reasonable basis for denying it from being recognized as a class action. Therefore, no provision was recorded in the financial statements relating to this matter.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 15  -  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

         D.       Legal proceedings (cont.)

                  (2) In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part of multi-suppliers lawsuit, filed by the customer and asking for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company's legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit. Therefore, no provision was recorded in the financial statements relating to this matter.

NOTE 16   -  SHARE CAPITAL

         A.       Composition of Share Capital in Nominal NIS

                                                        As of December 31,                As of December 31,
                                                   --------------------------        --------------------------
                                                               2004                              2003
                                                   --------------------------        --------------------------
                                                                    Issued and                        Issued and
                                                   Authorized     fully paid up      Authorized     fully paid up
                                                   ----------       ---------        ----------       ---------
                  Ordinary Shares of
                     Nis 1.00 par value            11,000,000       8,513,473        11,000,000       8,263,473
                                                   ----------       ---------        ----------       ---------

         B. In connection with the Company's approved enterprise program, in September 2004, the Company's Board of Directors decided to issue to the Company's shareholders 250,000 bonus shares with a premium of NIS 94.46 for each share.

         C. Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

NOTE 17   -  NET SALES

                                                                                            Consolidated
                                                                              --------------------------------------
                                                                                      Year ended December 31,
                                                                              --------------------------------------
                                                                              2 0 0 4         2 0 0 3        2 0 0 2
                                                                              -------         -------        -------
                                                                                 %               %              %
                                                                              -------         -------        -------
               A.    Sales to major customers (as percentage from total net
                     sales)
                     Customer A                                                 9.9             8.9          11.1
                     Customer B                                                11.0            10.1          11.8

                                                                                         NIS in thousands
                                                                              --------------------------------------
                                                                             Reported        Adjusted       Adjusted
                                                                              Amounts         Amounts        Amounts
                                                                              -------         -------        -------
               B. Sales from commercial operations                            238,989         376,974        311,360
               C. Foreign sales (principally Turkey)                          108,102         106,935         80,184
                                                                              =======         =======         ======

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 18     -  COST OF SALES

                                                         Consolidated                                 Company
                                              -----------------------------------         --------------------------------
                                                    Year ended December 31,                   Year ended December 31,
                                              -------       -------       -------         -------     -------      -------
                                              2 0 0 4       2 0 0 3       2 0 0 2         2 0 0 4    2 0 0 3       2 0 0 2
                                              -------       -------       -------         -------     -------      -------
                                             Reported      Adjusted       Adjusted       Reported    Adjusted      Adjusted
                                              Amounts       Amounts       Amounts         Amounts     Amounts      Amounts
                                              -------       -------       -------         -------     -------      -------
                                                       NIS in thousands                         NIS in thousands
Purchases (*)                                 558,155       446,008       425,365         239,402     178,339      122,861
Salaries and related expenses                  85,167        67,516        55,999          62,870      56,812       46,389
Manufacturing expenses                         87,201        79,810        55,834          84,717      73,281       51,229
Depreciation                                   17,244        18,221        14,207          14,674      15,309       11,423
                                              -------       -------       -------         -------     -------      -------
                                              747,767       611,555       551,405         401,663     323,741      231,902
Change in finished
   goods inventory                           (27,785)          9,459        3,358         (7,760)      (1,183)       1,194
                                              -------       -------       -------         -------     -------      -------
                                              719,982       621,014       554,763         393,903     322,558      233,096
                                              =======       =======       =======         =======     =======      =======

(*) The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

NOTE 19     -  SELLING EXPENSES

                                                         Consolidated                                 Company
                                             -------------------------------------      ----------------------------------
                                                    Year ended December 31,                   Year ended December 31,
                                             -------------------------------------      ----------------------------------
                                             2 0 0 4      2 0 0 3          2 0 0 2      2 0 0 4     2 0 0 3        2 0 0 2
                                             -------      -------          -------      -------     -------        -------
                                             Reported     Adjusted        Adjusted     Reported    Adjusted       Adjusted
                                             Amounts      Amounts          Amounts      Amounts     Amounts        Amounts
                                             -------      -------          -------      -------     -------        -------
                                                       NIS in thousands                         NIS in thousands
Salaries and related expenses                 57,003        46,887          39,656           -            -             16
Maintenance and
  transportation expenses                     42,283       26,596           24,332        7,206       5,810          3,868
Advertising and sales     promotion           60,114       30,371           38,591        6,373          86             46
Commissions to distributors                    5,130        4,571            2,007           -            -            453
Royalties to a shareholder                    20,468       15,642           12,220        1,679       1,500            673
Depreciation                                   3,687        3,778            4,188           28         142            317
Other                                          5,016        2,825            2,961           -            -              -
                                             -------      -------          -------      -------     -------        -------
                                             193,701      130,670          123,955       15,286       7,538          5,373
                                             =======      =======          =======      =======     =======        =======

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 20     -  GENERAL AND ADMINISTRATIVE EXPENSES

                                                         Consolidated                                Company
                                               ----------------------------------         -------------------------------
                                                    Year ended December 31,                  Year ended December 31,
                                               ----------------------------------         -------------------------------
                                              2 0 0 4       2 0 0 3        2 0 0 2       2 0 0 4     2 0 0 3       2 0 0 2
                                               ------       ------         ------         -----       -----         -----
                                              Reported      Adjusted     Adjusted       Reported   Adjusted       Adjusted
                                              Amounts       Amounts       Amounts        Amounts    Amounts        Amounts
                                               ------       ------         ------         -----       -----         -----
                                                       NIS in thousands                         NIS in thousands
Salaries and related expenses                  15,837       18,283         13,481         2,387       2,567         2,423
Administrative and computer
   services                                    10,150        6,287         6,210          1,640       1,190         1,188
Services provided by
   Shareholder                                  1,188        1,161         1,161            238         215           736
Office maintenance                              4,632        5,376         2,990            230         207           228
Depreciation                                      522          718           588             -            2             4
Goodwill amortization                           2,832        2,768         2,768             -            -              -
Provision for doubtful accounts                 2,144         1,562          215             -            -             -
Other                                           3,724         2,891        2,528            490         200           789
                                               ------       ------         ------         -----       -----         -----
                                               41,029       39,046         29,941         4,985       4,381         5,368
                                               ======       ======         ======         =====       =====         =====

NOTE 21     -  FINANCING INCOME (EXPENSES), NET

                                                       Consolidated                                Company
                                           ------------------------------------      -----------------------------------
                                                 Year ended December 31,                   Year ended December 31,
                                           ------------------------------------      -----------------------------------
                                           2 0 0 4       2 0 0 3       2 0 0 2       2 0 0 4       2 0 0 3      2 0 0 2
                                           --------      --------      --------      --------     --------      --------
                                           Reported      Adjusted      Adjusted      Reported     Adjusted      Adjusted
                                           Amounts       Amounts       Amounts       Amounts       Amounts      Amounts
                                           --------      --------      --------      --------     --------      --------
                                                     NIS in thousands                         NIS in thousands

Interest on long-term bank loans           (2,673)       (2,111)       (2,794)              -            -             -
                                           ======        ======        ======        ========     ========       =======

Exchange rate differences
   derived from capital note                    -         2,476        (2,202)              -        2,476        (2,202)
                                           ======        ======        ======        ========     ========       =======
Interest from long-term and
  short-term bank deposits                  1,464         1,357         1,804             463          486            31
                                           ======        ======        ======        ========     ========       =======

The majority of the remaining balances of the consolidated financial income (expenses) for each of the periods presented are comprised of exchange rate differences.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 22     -  INCOME TAXES


                                               Consolidated                                     Company
                                 --------------------------------------         --------------------------------------
                                          Year ended December 31,                       Year ended December 31,
                                 --------------------------------------         --------------------------------------
                                 2 0 0 4         2 0 0 3        2 0 0 2         2 0 0 4         2 0 0 3        2 0 0 2
                                 -------         -------        -------         -------         -------        -------
                                 Reported       Adjusted       Adjusted        Reported        Adjusted       Adjusted
                                 Amounts         Amounts        Amounts         Amounts         Amounts        Amounts
                                 -------         -------        -------         -------         -------        -------
 A. Composition                                 NIS in thousands                          NIS in thousands
Current taxes                     18,045          10,878         18,904           9,952               -         15,774
Taxes in
  respect of prior
  years                           (1,003)          1,437           (744)           (837)          1,358           (744)
Deferred taxes - D. below         (6,798)          8,251          1,072           8,512          10,417          1,046
                                 -------         -------        -------         -------         -------        -------
                                  10,244          20,566         19,232          17,627          11,775         16,076
                                 =======         =======        =======         =======         =======        =======

B. The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

         During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 22     -  INCOME TAXES (cont.)

C. Reconciliation of the statutory tax rate to the effective tax rate:

                                              Consolidated                                Company
                                   ----------------------------------        ----------------------------------
                                         Year ended December 31,                  Year ended December 31,
                                   ----------------------------------        ----------------------------------
                                   2 0 0 4       2 0 0 3       2 0 0 2      2 0 0 4       2 0 0 3        2 0 0 2
                                   ------        ------        ------        ------        ------        ------
                                  Reported      Adjusted      Adjusted      Reported      Adjusted      Adjusted
                                   Amounts       Amounts       Amounts       Amounts       Amounts       Amounts
                                   ------        ------        ------        ------        ------        ------
                                            NIS in thousands                           NIS in thousands
Income before
  income taxes                     40,270        83,954        44,543        60,815        30,610        37,697
                                   ------        ------        ------        ------        ------        ------
Tax computed by
  statutory tax rate
  (35%-36% - see E. below)         14,095        30,223        16,035        21,285        11,020        13,570

Tax increments
  (savings) due to:
Reduced tax rate                     (161)       (1,185)       (1,397)       (2,433)         (918)       (1,397)
Non-deductible expenses             1,454         1,874         1,840             6           434           248
Non-taxable income                   (455)          (65)       (2,198)          (87)            -             -
Unrecorded deferred
  taxes in connection
  with tax loss carry
  forward                               -             -         1,074             -             -             -
Utilization of prior
  years unrecorded
  deferred taxes in
  connection with tax loss
  carry forward                         -        (3,471)            -             -             -             -
Unrecorded deferred
   taxes in connection
   with submitting
   consolidated tax
   returns                              -             -             -             -         2,053             -
Reduction in corporate tax
   rates (E. below)                (1,594)            -             -        (1,573)            -             -
Differences arising from

  basis of measurement (*)         (2,821)       (7,629)        3,883           537        (1,753)        3,737
Income taxes for prior years       (1,003)        1,437          (744)         (837)        1,358          (744)
Other differences, net                729          (618)          739           729          (419)          662
                                   ------        ------        ------        ------        ------        ------
                                   10,244        20,566        19,232        17,627        11,775        16,076
                                   ======        ======        ======        ======        ======        ======


(*) For 2004 - In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey
         - U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

         For 2003 and 2002 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index in Israel and the Turkish Lira for tax purposes.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 22     -  INCOME TAXES (cont.)

D.  Deferred Taxes

                                            Consolidated                              Company
                                 ---------------------------------       ---------------------------------
                                      Year ended December 31,                Year ended December 31,
                                 ---------------------------------       ---------------------------------
                                 2 0 0 4       2 0 0 3      2 0 0 2      2 0 0 4      2 0 0 3       2 0 0 2
                                 ------        ------       ------       ------        ------       ------
                                Reported      Adjusted     Adjusted     Reported      Adjusted     Adjusted
                                Amounts       Amounts      Amounts      Amounts       Amounts      Amounts
                                 ------        ------       ------       ------        ------       ------
                                          NIS in thousands                       NIS in thousands
Balance as of
  beginning of year              23,910        15,659       14,587       24,969        14,552       13,506
Changes during the year          (3,417)        8,251        1,072       10,085        10,417        1,046
Adjustment due to
   change in income
   tax
   rates                         (1,594)            -            -       (1,573)            -            -
Foreign currency
   translation adjustments       (1,230)            -            -            -             -            -
                                 ------        ------       ------       ------        ------       ------
Balance as of end
  of year                        17,669        23,910       15,659       33,481        24,969       14,552

                                                   Consolidated                  Company
                                               --------------------        --------------------
                                                                 December 31,
                                               ------------------------------------------------
                                               2 0 0 4       2 0 0 3       2 0 0 4       2 0 0 3
                                               ------        ------        ------        ------
                                               Reported      Adjusted      Reported      Adjusted
                                               Amounts       Amounts       Amounts       Amounts
                                               ------        ------        ------        ------
                                                 NIS in thousands            NIS in thousands
Deferred taxes are presented in the
  balance sheets as follows:

    Long-term liabilities (in respect of
      depreciable assets)                      37,388        29,428        35,013        26,738
    Other receivables (in respect of
      temporary differences) - Note 5          (4,611)       (5,518)       (1,532)       (1,769)
    Other Assets                              (15,108)            -             -             -
                                               ------        ------        ------        ------
                                               17,669        23,910        33,481        24,969
                                               ======        ======        ======        ======

         For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily - 30%. For 2003 - Deferred taxes were computed at rates between 32%-36%, primarily - 30%.

E.       Reduction of Corporate Tax Rates

         In June 2004, the Israeli Knesset passed Amendment No. 140 to the Income Tax Ordinance, according to which the corporate income-tax rate would be gradually reduced from 36% to 30% by 2007 (2004-35%, 2005-34%, 2006-32%, 2007-30%).

F. The Company and one of its subsidiaries are "Industrial Companies" as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

G. The Company and its Israeli Subsidiaries possess final tax assessments through 2001.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 23     -  RELATED PARTIES AND INTERESTED PARTIES

A.       Balances with Related Parties

                                     Consolidated               Company
                                  ------------------      ------------------
                                                 December 31,
                                  ------------------------------------------
                                  2 0 0 4     2 0 0 3     2 0 0 4     2 0 0 3
                                  ------      ------      ------      ------
                                  Reported    Adjusted    Reported    Adjusted
                                  Amounts     Amounts     Amounts     Amounts
                                  ------      ------      ------      ------
                                   NIS in thousands        NIS in thousands

Trade receivables (*)              1,373         554      18,731       8,354
                                  ======      ======      ======      ======
Capital note - shareholder        32,770      32,770      32,770      32,770
                                  ======      ======      ======      ======
Capital notes - Subsidiaries           -           -       4,205       4,205
                                  ======      ======      ======      ======
Trade payables (*)                39,055      23,752      31,251      24,097
                                  ======      ======      ======      ======

(*)      Company - excludes Subsidiaries in Israel. See also Notes 4 and 11.

B.       Transactions with Related Parties and Subsidiaries

                                         Consolidated                              Company
                               ---------------------------------       --------------------------------
                                     Year ended December 31,              Year ended December 31,
                               ---------------------------------       --------------------------------
                               2 0 0 4      2 0 0 3      2 0 0 2       2 0 0 4      2 0 0 3      2 0 0 2
                               -------      -------      -------       ------       ------       ------
                               Reported     Adjusted     Adjusted      Reported     Adjusted     Adjusted
                               Amounts      Amounts      Amounts       Amounts      Amounts      Amounts
                               -------      -------      -------       ------       ------       ------
                                       NIS in thousands                        NIS in thousands
Sales to related parties        12,565        6,103       17,646        9,903        4,169       15,247
                               =======      =======      =======      =======      =======      =======
Sales to Subsidiaries                -            -            -      454,289      358,767      266,614
                               =======      =======      =======      =======      =======      =======
Cost of sales                  162,096      169,469      224,682       58,254       61,703       63,723
                               =======      =======      =======      =======      =======      =======
Royalties                       20,468       15,642       12,220        1,679        1,500          673
                               =======      =======      =======      =======      =======      =======
Other selling expenses (*)           -            -        2,413            -            -          451
                               =======      =======      =======      =======      =======      =======
General and
  administrative
     expenses (*)                8,969        8,201        7,380        1,878        1,428        2,167
                               =======      =======      =======      =======      =======      =======
Financing income, net (*)            -        3,314        2,076        2,784        2,526        1,381
                               =======      =======      =======      =======      =======      =======

(*)      Company - excludes Subsidiaries in Israel.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

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

         B.       Fair Value of Financial Instruments

                  The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, deposits, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

                  Due to the fact that as of December 31, 2004, the terms of the capital note of shareholder do not include determined payment dates, fair value based on present values cannot be established. Accordingly, the fair value of the capital note is not disclosed in the financial statements.

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 25  -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

         A.       Balance Sheets

                                                                                              Company
                                                                                       ----------------------
                                                                                             December 31,
                                                                                       ----------------------
                                                                                       2 0 0 4        2 0 0 3
                                                                                       -------        -------
                                                                                          NIS in thousands
                   Current Assets
                     Cash and cash equivalents                                         109,717         31,645
                     Current maturities of long-term bank deposits                          -           7,882
                     Trade receivables                                                 113,448         74,668
                     Other receivables                                                  12,360          6,139
                     Inventories                                                        71,185         58,539
                                                                                       -------        -------
                                                                                       306,710        178,873
                   Long-Term Investments
                     Capital note of shareholder                                        32,770         32,770
                     Investments in Subsidiaries                                       169,303        189,340
                                                                                       -------        -------
                                                                                       202,073        222,110

                   Fixed Assets, net                                                   220,520        203,572
                                                                                       -------        -------
                                                                                       729,303        604,555
                   Current Liabilities
                     Short-term bank credit                                                 -           1,087
                     Trade payables                                                    265,546        174,580
                     Other payables and accrued expenses                                12,249         10,645
                                                                                       -------        -------
                                                                                       277,795        186,312
                                                                                       -------        -------

                   Shareholders' Equity                                                451,508        418,243
                                                                                       -------        -------
                                                                                       729,303        604,555
                                                                                       =======        =======

NOTE 25  -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX
            PURPOSES (cont.)

B.       Statement of Operations

                                                  Year ended December 31,
                                          -------------------------------------
                                          2 0 0 4         2 0 0 3       2 0 0 2
                                          -------        -------        -------
                                                     NIS in thousands

Net sales                                 479,320        387,019        308,566

Cost of sales                             392,376        334,764        245,936
                                          -------        -------        -------

    Gross profit                           86,944         52,255         62,630

Selling expenses                           15,283          7,827          6,038

General and administrative expenses         4,985          4,327          5,762
                                          -------        -------        -------
    Operating profit                       66,676         40,101         50,830

Financing income (expenses), net           (4,541)        (5,995)         3,676

Other income, net                             282            255            254
                                          -------        -------        -------
    Income before income taxes             62,417         34,361         54,760

Income taxes                                9,115          1,428         16,344
                                          -------        -------        -------
    Income after income taxes              53,302         32,933         38,416

Equity in net earnings
   of Subsidiaries                         16,660         29,682          8,881
                                          -------        -------        -------
    Net income for the year                36,642         62,615         47,297
                                          =======        =======        =======

                               HOGLA-KIMBERLY LTD.
                      NOTES TO FINANCIAL STATEMENTS (CONT.)

NOTE 25  -  COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX
            PURPOSES (cont.)

C.       Statements of Changes in Shareholders' Equity

                                                                          Translation
                                                                          adjustments                     Dividend
                                                                           relating to                    declared
                                                                          foreign held                     after
                                                  Share      Capital       autonomous      Retained        balance
                                                 capital     reserves       Subsidiary     earnings       sheet date    Total
                                                  -----      -------         ------         -------      -----------   -------
                                                                             NIS in thousands

       Balance - January 1, 2002                  8,263      132,127              -        206,977             -       347,367

       Changes during 2002:

       Dividend declared after
            balance-sheet date                                                             (35,528)       35,528
       Exchange rate differences of
          prior year declared dividend                                                      (2,537)                     (2,537)
       Net income for the year                                                              47,297                      47,297
                                                  -----      -------         ------        -------       -------       -------
       Balance - December 31, 2002                8,263      132,127              -        216,209        35,528       392,127

       Changes during 2003:
       Dividend paid                                                                                     (35,528)      (35,528)
       Exchange rate differences of
          prior year declared dividend                                                        (971)                       (971)
       Net income for the year                                                              62,615                      62,615
                                                  -----      -------         ------        -------       -------       -------
       Balance - December 31, 2003                8,263      132,127              -        277,853             -       418,243

       Changes during 2004:
       Dividend paid
           Distribution of bonus                    250       23,615                       (23,865)                         -
          shares
       Translation adjustments
          relating to foreign held
          autonomous Subsidiary                                              (3,377)                                    (3,377)
       Net income for the year                                                              36,642                      36,642
                                                  -----      -------         ------        -------       -------       -------
       Balance - December 31, 2004                8,513      155,742         (3,377)       290,630             -       451,508
                                                  =====      =======         ======        =======                     =======

                                                               EXHIBIT 19(a)(iv)
                                                               -----------------

[GRAPHIC OMITTED]


                                                 Kesselman & Kesselman
                                                 Certified Public Accountants
                                                 Trade Tower, 25 Hamered Street
                                                 Tel Aviv 68125 Israel
                                                 P.O Box 452 Tel Aviv 61003
                                                 Telephone +972-3-7954555
                                                 Facsimile +972-3-7954556



                      Report of Independent Accountants on
                          Financial Statement Schedule


To the Board of Directors of
American Israeli Paper Mills Limited.

Our audits of the consolidated financial statements referred to in our report dated March 10, 2005, appearing in the 2004 annual report to the shareholders of American Israeli Paper Mills Limited also included an audit of Financial Statement Schedule - Valuation and Qualifying Accounts - listed in Item 18 on this Form 20-F. In our opinion, the Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with related consolidated financial statements.

                                         /s/ Kesselman & Kesselman
Tel-Aviv,  Israel                            Kesselman & Kesselman
March 10, 2005                               Certified Public Accountants (Isr.)

                                                               EXHIBIT 19(a)(v)
                                                               -----------------


[GRAPHIC OMITTED]

         |X|    Kost Forer Gabbay & Kasierer         |X|    Phone: 972-3-6232525
                3 Aminadav St.                              Fax:   972-3-5622555
                Tel-Aviv 67067, Israel


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                          OF ISRAELI GAAP TO U.S. GAAP

T.M.M. Integrated Recycling Industries Ltd.
Tel Aviv
--------

In connection with our audits of the balance sheets of T.M.M. Integrated Recycling Industries Ltd. ("the Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein), we have also audited the information in the Reconciliation of Israeli GAAP to U.S. GAAP ("the Reconciliation"). The
Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion on the Reconciliation based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Reconciliation is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Reconciliation. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall Reconciliation presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the information set forth in the Reconciliation presents fairly, in all material respects, in relation to the financial statements of the Company taken as a whole, the financial position and the operating results of the Company in conformity with accounting principles generally accepted in the United States.

                                              /s/ KOST FORER GABBAY & KASIERER
 Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
 March 8, 2005                                  A Member of Ernst & Young Global

                   T.M.M. INTEGRATED RECYCLING INDUSTRIES LTD.

                   RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP
                              (In thousands of NIS)



A.     Shareholders'  equity as of  December  31,  2004 as  reported  in the financial  statements  of the  Company  prepared in  accordance  with
           accounting principles generally accepted in Israel                                           84,061
       Adjustments to conform with accounting principles generally accepted in the United States:
           Inflation adjustments                                                            (1,250)
           Capitalized start-up costs, net of tax effect                                    (1,168)
           Amortization of goodwill                                                          6,239
                                                                                            ------
                                                                                                         3,821
                                                                                                        ------
       Adjusted Shareholders' Equity in accordance with accounting
           principles generally accepted in the United States                                           87,882
                                                                                                        ======

B.     Net income for the year ended December 31, 2004 as reported in the financial statements of the Company prepared in
           accordance with accounting principles generally accepted
           in Israel                                                                                       603

       Adjustments to conform with accounting principles generally accepted in the United States:
           Inflation adjustments                                                               791
           Reversal of capitalized start-up costs, net of tax effect                          (323)
           Amortization of goodwill                                                          2,080
                                                                                            ------
                                                                                                         2,548
                                                                                                        ------
       Adjusted net income for the year ended December 31, 2004
           in accordance with accounting principles generally
           accepted in the United States                                                                 3,151
                                                                                                        ======

C. Changes in shareholders' equity for the year ended
           December 31, 2004 in accordance with accounting
           principles generally accepted in the United States
             Balance as of January 1, 2004                                                              84,731
             Net income                                                                                  3,151
             Balance as of December 31, 2004                                                            87,882
                                                                                                        ======


                   T.M.M. INTEGRATED RECYCLING INDUSTRIES LTD.

                   RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP
                              (In thousands of NIS)

A.     Shareholders'  equity as of  December  31,  2003 as  reported  in the financial statements of the Company prepared in accordance with accounting principles generally accepted

           in Israel                                                                                    83,458
       Adjustments to conform with accounting principles generally accepted in the United States:
           Inflation adjustments                                                            (2,041)
           Capitalized start-up costs, net of tax effect                                      (845)
           Amortization of goodwill                                                          4,159
                                                                                            ------
                                                                                                         1,273
                                                                                                        ------

       Adjusted Shareholders' Equity in accordance with accounting
           principles generally accepted in the United States                                           84,731
                                                                                                        ======

B.     Net loss for the year ended December 31, 2003 as reported
           in the financial statements of the Company prepared in
           accordance with accounting principles generally accepted
           in Israel                                                                                    (3,098)

       Adjustments to conform with accounting principles generally accepted in the United States:
           Inflation adjustments                                                             2,629
           Reversal of capitalized start-up costs, net of tax effect                          (116)
           Amortization of goodwill                                                          2,080
                                                                                            ------
                                                                                                         4,593
                                                                                                        ------

       Adjusted net income for the year ended December 31, 2003
           in accordance with accounting principles generally
           accepted in the United States                                                                 1,495
                                                                                                        ======

C.     Changes in shareholders' equity for the year ended
           December 31, 2003 in accordance with accounting
           principles generally accepted in the United States
             Balance as of January 1, 2003                                                              83,236
             Net income                                                                                  1,495
                                                                                                        ------
             Balance as of December 31, 2003                                                            84,731
                                                                                                        ======




                   T.M.M. INTEGRATED RECYCLING INDUSTRIES LTD.

                   RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP
                              (In thousands of NIS)


A.     Shareholders'  equity as of  December  31,  2002 as  Reported  in the financial  statements  of the  Company  prepared in  accordance  with accounting principles generally accepted
           in Israel                                                                                    88,211
       Adjustments to conform with accounting principles generally accepted in the United States:
           Inflation adjustments                                                            (6,325)
           Capitalized start-up costs, net of tax effect                                      (729)
           Amortization of goodwill                                                          2,079
                                                                                            ------
                                                                                                        (4,975)
                                                                                                        ------

       Adjusted Shareholders' Equity in accordance with accounting
           principles generally accepted in the United States                                           83,236
                                                                                                        ======

B.     Net income for the year ended December 31, 2002
           as Reported in the financial statements of the Company
           prepared in accordance with accounting principles
           generally accepted in Israel                                                                  2,916

       Adjustments to conform with accounting principles generally accepted in the United States:

           Inflation adjustments                                                             3,532
           Reversal of capitalized start-up costs, net of tax effect                          (143)
           Amortization of goodwill                                                          2,079
                                                                                            ------
                                                                                                         5,468
                                                                                                        ------

       Adjusted net income for the year ended December 31, 2002
           in accordance with accounting principles generally accepted
           in the United States                                                                          8,384
                                                                                                        ======

C. Changes in shareholders' equity for the year ended
           December 31, 2002 in accordance with accounting principles generally accepted in the United States
             Balance as of January 1, 2002                                                              74,852
             Net income                                                                                  8,384
                                                                                                        ------
             Balance as of December 31, 2002                                                            83,236
                                                                                                        ======



[GRAPHIC OMITTED]


                                                 Kesselman & Kesselman
                                                 Certified Public Accountants
                                                 Trade Tower, 25 Hamered Street
                                                 Tel Aviv 68125 Israel
                                                 P.O Box 452 Tel Aviv 61003
                                                 Telephone +972-3-7954555
                                                 Facsimile +972-3-7954556



    Report of Independent Registered Public Accounting Firm on Reconciliation

                          of Israeli GAAP to U.S. GAAP

To the Shareholders of
American Israeli Paper Mills Ltd.

In connection with our audits of the consolidated balance sheets of American Israeli Paper Mills Ltd. ("the Company") as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (the "Financial Statements"), which are incorporated in this Form 20-F, we have also audited the information included in the Reconciliation of Israeli GAAP to U.S. GAAP listed under Item 18 herein. Those financial statements and the Reconciliation are the responsibility of the Company's Board of directors and management. Our responsibility is to express an opinion on the financial statements and the Reconciliation based on our audit.

We did not audit the U.S.GAAP financial data of certain associated companies in which the Company's share in excess of profits over losses of which is a net amount of remeasured NIS 30.8 million in 2004 and re-measured NIS 24.7 million in 2003. The financial data of those companies were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

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

                                         /s/ Kesselman & Kesselman
Tel-Aviv,  Israel                            Kesselman & Kesselman
 March 10, 2005                              Certified Public Accountants (Isr.)

Date:      March 7, 2005
Our ref:   783910

To:    Rakefet Marketing and Trade Services Ltd.
       Ramla

Gentlemen,

Re:     US GAAP Adjustments Report as of December 31, 2004

Pursuant to your request and as the independent accountants of Rakefet Marketing and Trade Services Ltd. ("the Company"), we have audited the Company's US GAAP Adjustments Report as of December 31, 2004 and for the year then ended ("the Report"). The Report, which is enclosed herewith, marked by our Firm's identification seal, is your responsibility.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Report is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Report, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall Report presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Report referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of operations and changes in shareholders' equity for the year then ended., in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

                    Rakefet Marketing and Trade Services Ltd.

                           US GAAP Adjustments Report

                             As of December 31, 2004

         As of the date of this letter, the audit of the Company's books has been completed, and the financial statements of the Company are to be prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Israel. The following describes the effects on the Company's financial statements had the Company would have prepared its financial statements in accordance with GAAP applicable in the United States of America.

         A.   Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS

              According to Israeli GAAP, the financial statements of the Company through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A(4) to the Mother-Company's (Hogla-Kimberly Ltd.) financial statements as of December 31, 2004, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Company's financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Mother-Company's financial statements as of December 31, 2004, commencing January 1, 2004, the Company ceased the presentation of its financial statements based on adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Company's financial statements are prepared and presented in Reported Amounts, as defined in Note 2A(1) to the Mother-Company's financial statements as of December 31, 2004.

         B.   Selected Balance Sheet Items


                                                       As of December 31, 2004
                                              ------------------------------------------
                                                 As                             As per
                                              reported       Adjustment         US GAAP
                                              --------       ----------         -------
                                                           NIS in thousands
                                              ------------------------------------------
                    Shareholders' equity         267,695          1,797          269,492
                                                 =======          =====          =======

                    Rakefet Marketing and Trade Services Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         C.   Selected Statements of Operation Items


                                                                                  Company
                                                                          -----------------------
                                                                          Year ended December 31,
                                                                          -----------------------
                                                                                  2 0 0 4
                                                                          -----------------------
                                                                             NIS in thousands
                                                                          -----------------------
              Net income under Israeli GAAP                                      15,259
              Effect of material differences between
                Israeli GAAP and US GAAP:
                  Change in basis of measurement
                    from adjusted NIS to nominal NIS                                 27
                  Deferred taxes                                                    (61)
                                                                                -------
              Net income under US GAAP                                           15,225
                                                                                =======



         D.   Changes in Shareholders' Equity in Accordance with US GAAP

                                                                             NIS in thousands
                                                                          -----------------------

              Shareholders' equity under US GAAP as of January 1, 2004          254,267
              Net income for the year under US GAAP                              15,225
                                                                                -------
              Shareholders' equity under US GAAP as of December 31, 2004        269,492
                                                                                =======

March 7, 2005

                                  ______________
                                    signature

February 23, 2005
Our ref:   783921

To:      Mondi Business Paper Hadera Ltd.
         Hadera
         ------

Gentlemen,

Re:      US GAAP Adjustments Report as of December 31, 2004
         --------------------------------------------------

Pursuant to your request and as the independent accountants of Mondi Business Paper Hadera Ltd. ("the Company"), we have audited the Company's US GAAP Adjustments Report as of December 31, 2004 and for the year then ended ("the Report"). The Report, which is enclosed herewith, marked by our Firm's identification seal, is your responsibility.

The balance presented in the Report under the "Shareholders' equity under US GAAP as of January 1, 2004" line item was audited by other auditors, who issued their unqualified accountants report in relation thereto in March 18, 2004.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Report is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Report, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall Report presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the Report referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of operations and changes in shareholders' equity for the year then ended, in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

                        Mondi Business Paper Hadera Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Israel. The following describes the effects on the Company's consolidated financial statements had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

         A.   Recent accounting pronouncements by the FASB

         (1)  SFAS No.  151 -  Inventory  Costs,  an  Amendment  of ARB No.  43,
              Chapter 4 - In November 2004 the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is currently assessing the impact of the adoption of this Standard on the Company's financial position and results of operations under U.S. GAAP.

         (2) SFAS 153, Exchange of Non-Monetary Assets - In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company's financial position and results of operations.

         B.   Goodwill

              According to Israeli GAAP, goodwill is to be amortized over the expected estimated economic life of the asset acquired, while according to US GAAP (SFAS 142), commencing January 2002 goodwill is no longer amortized but rather is reviewed annually (or more frequently if impairment indicators arise) for impairment. Following are the corresponding balance-sheet items presented according to US GAAP with regard to the goodwill associated with the acquisition of Miterani (see Note 7B to the Company's financial statements as of December 31, 2004) and the other GAAP differences outlined in D. Below.

                        Mondi Business Paper Hadera Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         C.   Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS

              According to Israeli GAAP, the financial statements of the Group through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A(4) to the Company's financial statements as of December 31, 2004, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Group's financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Company's financial statements as of December 31, 2004, commencing January 1, 2004, the Group ceased the presentation of its financial statements based adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts, as defined in Note 2A(1) to the Company's financial statements as of December 31, 2004.

         D.   Selected Balance Sheet Items

                                                     As of December 31, 2004
                                            -----------------------------------------
                                               As                             As per
                                            reported       Adjustment         US GAAP
                                            --------       ----------         -------
                                                       NIS in thousands
                                            -----------------------------------------
              Other assets - Goodwill         3,800          1,678             5,478
                                             ======         ======            ======
              Shareholders' equity           99,187         (2,313)           96,874
                                             ======         ======            ======

                        Mondi Business Paper Hadera Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         E.   Selected Statements of Operation Items

                                                                        Consolidated and Company
                                                                        ------------------------
                                                                         Year ended December 31,
                                                                         -----------------------
                                                                                2 0 0 4
                                                                         -----------------------
                                                                            NIS in thousands
                                                                         -----------------------

              Net income under Israeli GAAP                                     17,262
              Effect of material differences between
                Israeli GAAP and US GAAP:
                     Change in basis of measurement
                        from adjusted NIS to nominal NIS                        (1,104)
                     Amortization of goodwill                                      623
                     Deferred taxes                                                440
                                                                                ------
              Net income under US GAAP                                          17,221
                                                                                ======


         F.   Changes in Shareholders' Equity in Accordance with US GAAP

                                                                            NIS in thousands
                                                                         -----------------------

              Shareholders' equity under US GAAP as of January 1, 2004          79,653
              Net income for the year under US GAAP                             17,221
                                                                                ------
              Shareholders' equity under US GAAP as of December 31, 2004        96,874
                                                                                ======


                                 /s/ Avi Magid
                                ----------------
                                    Avi Magid
                             Chief Financial Officer

March 7, 2005
Our ref:   783908

To:      Hogla-Kimberly Ltd.
         Ramla
         -----

Gentlemen,

 Re:     US GAAP Adjustments Report as of December 31, 2004

Pursuant to your request and as the independent accountants of Hogla-Kimberly Ltd. ("the Company"), we have audited the Company's US GAAP Adjustments Report as of December 31, 2004 and for the year then ended ("the Report"). The Report, which is enclosed herewith, marked by our Firm's identification seal, is your responsibility.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Report is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Report, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall Report presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Report referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of operations and changes in shareholders' equity for the year then ended, in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

                               Hogla-Kimberly Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Israel. The following describes the effects on the Company's consolidated financial statements had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

         A.   Recent accounting pronouncements by the FASB

         (1)  SFAS No.  151 -  Inventory  Costs,  an  Amendment  of ARB No.  43,
              Chapter 4 - In November 2004 the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, "Inventory Pricing", which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is currently assessing the impact of the adoption of this Standard on the Company's financial position and results of operations under U.S. GAAP.

         (2) SFAS 153, Exchange of Non-Monetary Assets - In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption in not expected to have a material effect on the Company's financial position and results of operations.

         B.   Goodwill

              According to Israeli GAAP, goodwill is to be amortized over the expected estimated economic life of the asset acquired, while according to US GAAP (SFAS 142), commencing January 2002 goodwill is no longer amortized but rather is reviewed annually (or more frequently if impairment indicators arise) for impairment. Following are the corresponding balance-sheet items presented according to US GAAP with regard to the goodwill associated with the acquisition of Ovisan (see Note 9B to the Company's financial statements as of December 31, 2004) and the other GAAP differences outlined in D. Below.

                               Hogla-Kimberly Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         C.   Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS

              According to Israeli GAAP, the financial statements of the Group through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A(4) to the Company's financial statements as of December 31, 2004, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Group's financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Company's financial statements as of December 31, 2004, commencing January 1, 2004, the Group ceased the presentation of its financial statements based adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts, as defined in Note 2A(1) to the Company's financial statements as of December 31, 2004.

         D.   Selected Balance Sheet Items

                                                      As of December 31, 2004
                                             -----------------------------------------
                                                As                             As per
                                             reported       Adjustment         US GAAP
                                             --------       ----------         -------
                                                          NIS in thousands
                                             -----------------------------------------

              Other assets - Goodwill          25,878          8,731           34,609
                                              =======          =====          =======

              Shareholders' equity            436,532           (419)         436,113
                                              =======          =====          =======

                               Hogla-Kimberly Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

         E.   Selected Statements of Operation Items

                                                                                 Consolidated and Company
                                                                                 ------------------------
                                                                                  Year ended December 31,
                                                                                 ------------------------
                                                                                          2 0 0 4
                                                                                 ------------------------
                                                                                     NIS in thousands
                                                                                 ------------------------
              Net income under Israeli GAAP                                                26,928
              Effect of material differences between
                Israeli GAAP and US GAAP:
                  Change in basis of measurement
                    from adjusted NIS to nominal NIS                                        1,254
                  Amortization of goodwill                                                  2,832
                  Deferred taxes                                                           (2,298)
                                                                                          -------
              Net income under US GAAP                                                     28,716
                                                                                          =======


         F.   Changes in Shareholders' Equity in Accordance with US GAAP

                                                                                     NIS in thousands
                                                                                 ------------------------

              Shareholders' equity under US GAAP as of January 1, 2004                    409,978
              Translation adjustments                                                      (2,581)
              Net income for the year under US GAAP                                        28,716
                                                                                          -------
              Shareholders' equity under US GAAP as of December 31, 2004                  436,113
                                                                                          =======


                                  _____________
                                    signature