Form 20-F/A
period 2004-12-31
AMERICAN ISRAELI PAPER MILLS LTD
filed 2005-09-29
CIK 5337

Commission File No. 1-4212
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 20-F/A
                               (Amendment No. 1)


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

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 |_| Item 18 |X|

                                EXPLANATORY NOTE

American Israeli Paper Mills Ltd. ("AIPM" or the "Company") is filing this Amendment No. 1 on Form 20-F to amend its Annual Report for the period ending December 31, 2004, as filed with the Securities and Exchange Commission (the "Commission") on June 28, 2005 (the "Original Filing"). The purpose of this Amendment is to: (1) amend Item 4C entitled "Organizational Structure" and Item 15 entitled "Controls and Procedures", (2) include Kesselman & Kesselman's audit reports for Mondi Business Paper Hadera Ltd. and Brightman Almagor & Co.'s audit reports for Rakefet Marketing and Trade Services Ltd. and (3) include comparative figures for the US GAAP adjustments reports of Rakefet Marketing and Trade Services Ltd., for Mondi Business Paper Hadera Ltd. and of Hogla-Kimberly Ltd. This Amendment No. 1 does not otherwise update information in the Original Filing to reflect facts or events occurring subsequent to the date of the Original Filing.

                                     PART I


ITEM 4 - INFORMATION ON THE COMPANY

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


         In the exhibits we enclosed the auditors' reports of other companies, because they have other auditors depending on their audit reports, although these companies are immaterial to the Company's operations.

ITEM 15 - CONTROLS AND PROCEDURES


         The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer (CEO - the Company's senior executive officer) and Chief Financial Officer (CFO - the Company's senior financial officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of the end of the period covered by this report, the Company performed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, the Company's management, including the CEO and CFO, concluded that the Company's disclosure controls and procedures were effective. There have been no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls after the date the Company completed the evaluation.


ITEM 19 - EXHIBITS

(a) The following financial statements and supporting documents are filed with this report:

         (i) Reports of Independent Registered Public Accounting Firms to the Shareholders of 1) Rakefet Marketing and Trade Services Ltd. and 2) Mondi Business Paper Hadera Ltd. (formerly:
                  Neuisiedler Hadera Paper Ltd.)

         (ii) Reconciliation to US GAAP report of Rakefet Marketing and Trade Services Ltd. for the year ended December 31, 2004.

         (iii) Reconciliation to US GAAP report of of Mondi Business Paper Hadera Ltd. for the year ended December 31, 2004.

         (iv) Reconciliation to US GAAP report of of Hogla-Kimberly Ltd. for the year ended December 31, 2004.


(b)      Exhibits:

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

                                            AMERICAN ISRAELI PAPER MILLS LIMITED


                                            By: /s/ Lea Katz
                                                --------------------------------
                                                Name:  Lea Katz
                                                Title: Corporate Secretary


Dated:   September 29, 2005

                                  EXHIBIT INDEX

19(a)(i) Reports of Independent Registered Public Accounting Firms to the Shareholders of 1) Rakefet Marketing and Trade Services Ltd. and
               2) Mondi Business Paper Hadera Ltd. (formerly: Neuisiedler Hadera Paper Ltd.)

19(a)(ii)      Reconciliation  to US GAAP report of Rakefet Marketing  and Trade
               Services Ltd. for the year ended December 31, 2004.

19(a)(iii)     Reconciliation  to US GAAP  report of Mondi Business Paper Hadera
               Ltd. for the year ended December 31, 2004.

19(a)(iv)      Reconciliation to US GAAP report of  Hogla-Kimberly  Ltd. for the year ended December 31, 2004.

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

                                                                EXHIBIT 19(a)(i)
                                                                ----------------

                          Independent Auditors' Report

                             to the Shareholders of

                    Rakefet Marketing and Trade Services Ltd.

We have audited the accompanying balance sheets of Rakefet Marketing and Trade Services Ltd. (the "Company") as of December 31, 2004 and 2003 and the related statements of operations and changes in shareholders' equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003 and the results of operations and changes in shareholders' equity for each of the three years then ended, in accordance with generally accepted accounting principles in Israel.

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


/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, March 7, 2005

                         REPORT OF INDEPENDENT AUDITORS

To the shareholders of
MONDI BUSINESS PAPER HADERA LTD (formerly: Neusiedler Hadera Paper Ltd.)

We have audited the  financial  statements of Mondi  business  paper Hadera Ltd.
(formerly: Neusiedler Hadera Paper Ltd, hereafter - the Company) and the consolidated financial statements of the Company and its subsidiaries: balance sheets as of December 31, 2003 and the related statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973, Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2003 results of operations, the changes in shareholders' equity and the cash flows - of the Company and consolidated - for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the exchange rate of the U.S. dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
    March 10, 2004
                                                /s/ Kesselman & Kesselman

                                                               EXHIBIT 19(a)(ii)
                                                               -----------------



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

               A.    Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS

                     According to Israeli GAAP, the financial statements of the Company through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A(4) to the Parent-Company's (Hogla-Kimberly Ltd.) financial statements as of December 31, 2004, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Company's financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Parent-Company's financial statements as of December 31, 2004, commencing January 1, 2004, the Company ceased the presentation of its financial statements based on adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Company's financial statements are prepared and presented in Reported Amounts, as defined in Note 2A(1) to the Mother-Company's financial statements as of December 31, 2004.

               B.    Selected Balance Sheet Items

                                                                            As of December 31, 2004
                                                                            -----------------------
                                                                      As                             As per
                                                                   reported       Adjustment         US GAAP
                                                                   --------       ----------         -------
                                                                                NIS in thousands
                                                                                ----------------

                     Shareholders' equity                           268,433          1,059           269,492
                                                                    =======          =====           =======


                                                                            As of December 31, 2003
                                                                            -----------------------
                                                                      As                             As per
                                                                   reported       Adjustment         US GAAP
                                                                   --------       ----------         -------
                                                                                NIS in thousands
                                                                                ----------------

                     Shareholders' equity                           253,175          1,092           254,267
                                                                    =======          =====           =======

                    Rakefet Marketing and Trade Services Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

               C.    Selected Statements of Operation Items

                                                                             Company
                                                                             -------
                                                                     Year ended December 31,
                                                                     -----------------------
                                                    2004                   2003                  2002
                                                    ----                   ----                  ----
                                                                         NIS in thousands
                                                                         ----------------

  Net income under Israeli GAAP                    15,258                  35,149               12,808
  Effect of material differences between
    Israeli GAAP and US GAAP:
    Change in basis of measurement
      from adjusted NIS to nominal NIS
                                                       28                 (16,057)              15,669
      Deferred taxes

                                                      (61)                   (569)                  40
                                                   ------                  ------               ------
  Net income under US GAAP
                                                   15,225                  18,523               28,517
                                                   ======                  ======               ======

               D.    Changes in Shareholders' Equity in Accordance with US GAAP

                                                                                       NIS in thousands
                                                                                       ----------------
       Shareholders' equity under US GAAP as of January 1, 2002                            207,227
       Net income for the year under US GAAP                                                28,517
                                                                                           -------
       Shareholders' equity under US GAAP as of December 31, 2002                          235,744
                                                                                           =======

                                                                                       NIS in thousands
                                                                                       ----------------

       Shareholders' equity under US GAAP as of January 1, 2003                            235,744
       Net income for the year under US GAAP                                                18,523
                                                                                           -------
       Shareholders' equity under US GAAP as of December 31, 2003                          254,267
                                                                                           =======

                                                                                       NIS in thousands
                                                                                       ----------------

       Shareholders' equity under US GAAP as of January 1, 2004                            254,267
       Net income for the year under US GAAP                                                15,225
                                                                                           -------
       Shareholders' equity under US GAAP as of December 31, 2004                          269,492
                                                                                           =======

                                       /s/
                                  -------------
                                    signature

                                                              EXHIBIT 19(a)(iii)
                                                              ------------------



Date:      February 23, 2005
Our ref:   793776


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

The Company's US GAAP adjustments financial data as of December 31, 2003 and for each of the two years in the period then ended were audited by other auditors whose report, dated March 10, 2004, expressed an unqualified opinion on those US GAAP adjustments financial data.

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

               D.    Selected Balance Sheet Items

                                          As of December 31, 2004                           As of December 31, 2003
                                          -----------------------                           -----------------------
                                     As                             As per            As                              As per
                                  reported        Adjustment       US GAAP         reported         Adjustment        US GAAP
                                  --------        ----------       -------         --------         ----------        -------
                                              NIS in thousands                                 NIS in thousands
                                              ----------------                                 ----------------
Other assets-Goodwill               3,800           1,678           5,478            4,423            1,055            5,478
                                   ------          ------          ------           ------           ------           ------
Shareholders' equity               99,187          (2,313)         96,874           81,925           (2,272)          79,653
                                   ======          ======          ======           ======           ======           ======

                        Mondi Business Paper Hadera Ltd.

                           US GAAP Adjustments Report
                             As of December 31, 2004
                             -----------------------

               E.    Selected Statements of Operation Items

                                                                                  Consolidated and Company
                                                                  ---------------------------------------------------------
                                                                                   Year ended December 31,
                                                                  ---------------------------------------------------------
                                                                        2 0 0 4              2 0 0 3            2 0 0 2
                                                                        -------              -------            -------
                                                                                      NIS in thousands
                                                                  ---------------------------------------------------------
                                                                       17,262               18,519             16,077
         Net income under Israeli GAAP
         Effect of material differences between
           Israeli GAAP and US GAAP:
                Change in basis of measurement
                   from adjusted NIS to nominal NIS                    (1,104)               5,367               (253)
                Amortization of goodwill                                  623                  602                602
                Deferred taxes                                            440               (2,938)               402
                                                                       ------               ------             ------
         Net income under US GAAP                                      17,221               21,550             16,828


               F.    Changes in Shareholders' Equity in Accordance with US GAAP

                                                                                        NIS in thousands
                                                                  ---------------------------------------------------------

                                                                        2 0 0 4              2 0 0 3            2 0 0 2
                                                                        -------              -------            -------

              Shareholders'  equity  under  US  GAAP  as of  the         79,653               58,103            41,275
              beginning of the year
              Net income for the year under US GAAP                      17,221               21,550            16,828
                                                                         ------               ------            ------
              Shareholders'  equity  under US GAAP as of the end         96,874               79,653            58,103
              of the year

                                  /s/ Avi Magid
                                  -------------
                                    Avi Magid
                             Chief Financial Officer

                                                               EXHIBIT 19(a)(iv)
                                                               -----------------


Date:      March 7, 2005
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

[OBJECT OMITTED]

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

               B.    Goodwill

                     According to Israeli GAAP, goodwill is to be amortized over the expected estimated economic life of the asset acquired, while according to US GAAP (SFAS 142), commencing January 2002 goodwill is no longer

[OBJECT OMITTED]

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

               D.    Selected Balance Sheet Items

                                                                    As of December 31, 2004
                                                                    -----------------------
                                                              As                             As per
                                                           reported       Adjustment        US GAAP
                                                           --------       ----------        -------
                                                                        NIS in thousands
                                                                        ----------------

                     Other assets - Goodwill                 25,878          8,731          34,609
                                                            =======          =====         =======
                     Shareholders' equity                   436,532           (419)        436,113
                                                            =======          =====         =======


                                                                    As of December 31, 2003
                                                                    -----------------------
                                                              As                             As per
                                                           reported       Adjustment        US GAAP
                                                           --------       ----------        -------
                                                                        NIS in thousands
                                                                        ----------------

                     Other assets - Goodwill                 29,073          5,536          34,609
                                                            =======          =====         =======
                     Shareholders' equity                   412,981         (3,003)        409,978
                                                            =======          =====         =======

               E.    Selected Statements of Operation Items

                                                             Consolidated and Company
                                                             ------------------------
                                                             Year ended December 31,
                                                             -----------------------

                                                    2004                 2003                 2 0 0 2
                                                    ----                 ----                 -------
                                                                    NIS in thousands
                                                                    ----------------

  Net income under Israeli GAAP                    26,928               56,253               22,712
  Effect of material differences between
    Israeli GAAP and US GAAP:
    Change in basis of measurement
      from adjusted NIS to nominal NIS                                  (5,694)              19,321
                                                    1,254
      Amortization of goodwill                                           2,768
                                                    2,832                                     2,768
      Deferred taxes
                                                   (2,298)              (4,458)              (1,016)
                                                   ------               ------               ------
  Net income under US GAAP
                                                   28,716               48,869               43,785
                                                   ======               ======               ======

               F.    Changes in Shareholders' Equity in Accordance with US GAAP

                                                                                       NIS in thousands
                                                                                       ----------------
       Shareholders' equity under US GAAP as of January 1, 2002                            397,109
           Dividend                                                                        (46,697)
       Translation adjustments                                                               4,857
       Net income for the year under US GAAP                                                47,362
                                                                                           -------
       Shareholders' equity under US GAAP as of December 31, 2002                          402,631
                                                                                           =======

                                                                                       NIS in thousands
                                                                                       ----------------

       Shareholders' equity under US GAAP as of January 1, 2003                            402,631
           Dividend                                                                        (36,499)
       Translation adjustments                                                              (5,023)
       Net income for the year under US GAAP                                                48,869
                                                                                           -------
       Shareholders' equity under US GAAP as of December 31, 2003                          409,978
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

                                  -------------
                                    signature
