Form 20-F
AMERICAN ISRAELI PAPER MILLS LTD
filed 2006-06-30
CIK 5337

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

_________________

AMERICAN ISRAELI PAPER MILLS LTD.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

_________________

Israel

(Jurisdiction of incorporation or organization)

P.O. Box 142, Hadera 38101, Israel

(Address of principal executive offices)

_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares par value NIS .01 per share	Name of each exchange on which registered American Stock Exchange

Securities registered or to be registered

pursuant to Section 12(g) of the Act:

None

(Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

_________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

4,002,205 Ordinary Shares, par value NIS .01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes No .

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Cheek one)

Large accelerated filer	Accelerated filer	Non- accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 Item 18

PART I

ITEM 1 — IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to Annual Reports

ITEM 2 — OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Annual Reports

ITEM 3 — KEY INFORMATION

A.    Selected Financial Data

        American Israeli Paper Mills Ltd. (“AIPM” or the “Company”) prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects, as described in ITEM 17 below.

The following selected financial data is derived from the audited consolidated financial statements of the Company.

The financial data is presented in New Israeli Shekel (NIS) as follows: AIPM made a transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the U.S. dollar against the NIS.

        The comparison figures for the years 2000 — 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the U.S. dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379). See also note 1b to the financial statements.

Five Fiscal Year Financial Summary

According to Israeli GAAP (In Thousands of NIS Except Per Share Amounts)	Year Ended December 31
Income Statement data:	2005	2004		2003	2002	2001
Sales	482,461	482,854		465,092	455,775	469,708
Income from ordinary operations	47,782	53,930		46,584	36,455	20,526
Share in profits of associated companies, net	16,414	25,072		35,549	16,727	15,011
Net income	45,715	62,732	(1)	60,047	37,460	34,447
Selected balance sheet data:
Total assets	1,155,758	1,162,387		1,253,274	1,052,123	1,052,141
Fixed assets	379,934	*345,239		*340,543	*339,579	*321,966
Long-term debt	260,581	261,269		268,052	70,257	79,611
Shareholders' equity	525,384	575,313		614,230	650,950	634,472
Per Share Data:
Shares outstanding at end of year	4,002,205	3,996,674		3,968,295	3,918,710	3,918,710
Amount in NIS	40,022	39,967		39,683	39,187	39,187
Net income per NIS 1 par value:
Primary	1,127	1,544		1,494	947	873
Fully diluted	1,127	1,544		1,494	947	873
Dividend per share	(2)**24.99	(2)25.12		(2)25.12	(2)5.30	(2)-

*	Reclassified

**	Consists of two dividends that were declared in 2005 (see comment 2 below)

(1)	The net income includes a material non-recurring gain in the years 2005, 2004 and 2003 (in the sum of NIS 8,000 thousands, NIS 14,440 thousands and NIS 2,700 thousands respectively, originated from certain tax benefits - see "net income" on page 20)

(2)	Dividend for 2001, in the sum of NIS 5.30 per share ($1.21 per share) was declared in March 2002 and paid in April 2002.
Dividend for 2002, in the sum of NIS 6.31 per share ($1.44 per share) was declared in March 2003 and paid in April 2003.
Dividend paid in 2003 includes a special dividend for 2003 in the sum of NIS 18.81 per share ($4.29 per share).
Dividend for 2003 in the sum of NIS 25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.
Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005.
Additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006.

According to U.S. GAAP

(In Thousands of re-measured NIS except per share amounts)

	Year ended December 31
Income statement and balance sheet data:	2005	2004	2003	2002	2001
Sales	482,461	482,854	481,491	492,990	451,152
Income from ordinary operations	63,258	63,974	53,688	53,751	25,723
Share in profits of associated companies, net	8,193	29,213	20,972	27,464	22,993
Net income	41,861	(1)58,720	(1)38,469	54,624	49,876
Total assets	1,097,543	1,107,725	1,189,215	1,026,083	966,747
Fixed assets	340,914	*300,746	*291,060	282,281	*247,082
Long-term debt	260,581	261,269	268,052	76,001	80,284
Shareholders' equity	461,406	520,482	550,354	602,675	569,920
Per Share Data: (re-measured NIS)
Shares outstanding at end of year	4,002,205	3,996,674	3,968,295	3,918,710	3,918,710
Amount in NIS	40,022	39,967	39,683	39,187	39,187
Net income per share:
Basic	10.47	14.76	9.77	13.94	12.75
Diluted	10.33	14.52	9.69	13.81	12.66
Dividend per share	(2)**24.99	(2)25.12	(2)25.55	(2)5.77	(2)-

For further information about the effect of application of U.S. GAAP, see Item 17.

*	Reclassified

**	Consists of two dividends that were declared in 2005 (see comment 2 below)

(1)	The net income includes a material non-recurring loss in the years 2005 and 2003, in the sum of NIS 10,000 thousands and NIS 16,986 thousands respectively, [representing other than temporary impairment of investment in associated companies (see Item 17-e)].
A material non-recurring gain was included in the years 2005, 2004 and 2003, in the sum of NIS 8,000 thousands, NIS 14,440 thousands and NIS 2,700 thousands respectively, originated from certain tax benefits (see "net income" on page 20).

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
Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005.
Additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006.

Exchange Rates

        The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.518 to the dollar on May 31, 2006. The high and low exchange rates between the NIS and the U.S. dollar during the six months of December 2005 through May 2006, as published by the Bank of Israel, were as follows:

Month	High 1 U.S. dollar =	Low 1 U.S. dollar =
December 2005	4.662 NIS	4.579 NIS
January 2006	4.658 NIS	4.577 NIS
February 2006	4.725 NIS	4.664 NIS
March 2006	4.717 NIS	4.658 NIS
April 2006	4.671 NIS	4.503 NIS
May 2006	4.522 NIS	4.428 NIS

        The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

Period	Exchange Rate
January 1, 2001 - December 31, 2001	4.219NIS/$1
January 1, 2002 - December 31, 2002	4.736NIS/$1
January 1, 2003 - December 31, 2003	4.512NIS/$1
January 1, 2004 - December 31, 2004	4.483NIS/$1
January 1, 2005 - December 31, 2005	4.878NIS/$1

Forward Looking Statements

        This Annual Report on Form 20-F contains “forward-looking” statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively, the “Safe Harbor Provisions”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe”, “expect”, “intend”, “estimate” and similar expressions. Such statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption “Risk Factors” (the Company refers to these factors as “Cautionary Statements”). Any forward-looking statements contained in this Annual Report speak only as of the date hereof, and the Company cautions potential investors not to place undue reliance on such statements. The Company undertakes no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to the company or persons acting on the company’s behalf are expressly qualified in their entirety by the Cautionary Statements.

B.	Capitalization and indebtedness

Not applicable.

C.	Reason for the offer and use of proceeds

Not applicable.

D.	Risk factors

Macro-economic risk factors

A slowdown in the market may result in a reduction of profitability

        A slowdown in the global markets as well as in the Israeli market may cause: a decrease in the demand for the Company’s and its associated companies’ products, an increase in the competition with imported products and a decrease in the profitability of export and that could result in a reduction in the Group’s* sales and a decline in its profitability.

Future legal restriction may negatively affect the results of operations

        The Company’s activities and its subsidiaries and associated companies’ activities are imposed by legal restrictions (such as government policy on various subjects, different demands made by the authorities supervising environmental regulations and governmental decisions to raise minimum wages) . These restrictions may affect the results of operations of these companies.

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

Risk Factors relating to the Company

The company faces significant competition in the markets the Company operates in

        The Company operates in the packaging paper and office supplies industries, both of which are highly competitive. In the packaging paper industry the Company faces competition from imported paper. In the office equipment sector the Company faces competition from many suppliers that operate in the Company’s markets. The associated companies are also exposed to competition in all of their operations. This competition may negatively affect the future results.

_________________

* The Group – The Company and its subsidiaries and associated companies

For further information see the section titled – “Competition”.

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

        There is an exposure in the associated companies resulting from fluctuation of prices of raw material and of the imported products, which arrive to Israel without customs or entry barriers. Exceptional price increase of raw materials and imported products may have an adversary effect on these Companies’ profitability.

The Company is dependent on energy prices.

        AIPM’s activities are highly dependent on the consumption of energy and therefore are influenced by fuel and electricity prices. AIPM’s profitability may suffer if there is an exceptional increase in energy prices.

Credit Risks

        Most of the Company’s and its subsidiaries’ sales are made in Israel to a large number of customers. Part of the sales is made without full security of payment. The exposure to credit risks relating to trade receivables is usually limited, due to the relatively large number of our customers. The Company performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

The operations in Turkey may suffer as a result of the Turkish economy.

        The Company is exposed to various risks related to its activities in Turkey, where Hogla-Kimberly Ltd (“H-K”) operates through its subsidiary, Kimberly –Clark Turkey (“KCTR”). These risks result from economic instability and high inflation rates, which have characterized the Turkish economy during the past years, and may be repeated and adversely affect KCTR’s activities.

        For further information, see “Item 11 – Quantitative and Qualitative Disclosure about Market Risk”.

ITEM 4 — INFORMATION ON THE COMPANY

A.	History and Development of the Company

        The Company was incorporated in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies (which together with the Company are referred to as the “Group”) is Israel’s largest manufacturer of paper and paper products.

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

        Over the last few years, the Group has created several new joint ventures as follows:

    1.        In July 1992, the Group purchased 25% of the shares of Carmel Container Systems Ltd. (“Carmel”), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products. As of May 31, 2006, the Group held 26.25% of the shares of Carmel. Other major shareholders in this company are Kraft Group LLC (an American shareholder) (35.46%) and Ampal Ltd. (21.75%). Carmel shares were traded in AMEX and were deregistrated and delisted in 2005.

    2.        In 1996, Kimberly –Clark Ltd. (“KC”) acquired 49.9% of the shares of Hogla, a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd (H-K). H-K is engaged in the production and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products. The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer H-K access to international markets. In 1999, H-K purchased “Ovisan”, which was renamed to Kimberly –Clark Turkey (“KCTR”), a Turkish manufacturer and marketer of diapers and paper products.. On March 31, 2000, KC increased its holdings in H-K to 50.1%.

    3.        Effective January 1, 2000, AIPM entered into a joint venture agreement with Neusiedler AG (NAG), pursuant to which NAG acquired 50.1% of AIPM’s printing and writing paper operations. The printing and writing paper operation was separated from AIPM upon the completion of this transaction and was sold to Neusiedler Hadera Paper (NHP), a subsidiary that was established for this purpose. In return for the acquisition of 50.1% of the shares of the new company, NAG paid NHP $10 million in cash and loaned to NHP $10 million. NHP was renamed in 2004 and is now called Mondi Business Hadera Paper (“Mondi Hadera”).

    4.        Amnir Recycling Industries Ltd. (Amnir) (a wholly owned subsidiary of AIPM), which is engaged in the collection and recycling of paper and plastic waste and in the confidential data destruction, acquired in 1997 and 1998 20% and 10%, respectively, of Cycle-Tec Recycling Technologies Ltd. (Cycle-Tec), a research and development company which develops a process for manufacturing of a high strength / low cost composite material, based on recycled post consumer plastic and paper, treated with special chemical additives. As of May 31, 2006, Amnir owned 30.18% of Cycle-Tec.

        In 2004 Amnir established a new company in Switzerland for data destruction through the operation of mobile shredder trucks at customers sites, in which the Amnir held 75% together with a partner that held 25%. In the end of 2005, the Group signed an agreement, for the sale of all its 75% shares in the company, to the other partner.

    5.        In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d’Entreprises Automobiles (CGEA), for the sale of 51% of the operations of Amnir Industries and Environmental Services Ltd. (Amnir Environment) in the field of solid waste management (waste disposal and management of transfer stations and landfills) for a purchase price of $7.8 million. CGEA is an international French company, which is part of the Veolia group and one of the world’s leading companies in the field of environmental services. The agreement did not apply to Amnir’s operations in collecting and recycling paper and plastic.

    6.        In March 2000, AIPM and CGEA, on the one hand, and Tamam Integrated Recycling Industries Ltd. (T.M.M) and its controlling shareholders, on the other hand, entered into an agreement pursuant to which AIPM and CGEA acquired through a joint company from T.M.M.‘s controlling shareholders 62.5% of the share capital of T.M.M., a leading Israeli company in the solid waste management field, for $15.85 million. Simultaneously therewith, 100% of Amnir Environment’s shares were transferred to T.M.M. in return for an allocation of 35.3% of the shares of T.M.M to the shareholders of Amnir Environment. Following such transaction, AIPM and CGEA owned, together, 75.74% of the shares of T.M.M. In August and September 2000, T.M.M. acquired approximately

3% of its own share capital. In December 2001 and in August 2003 AIPM and CGEA acquired additional shares of T.M.M.‘s share capital through a joint company (Barthelemi Holdings Ltd.), resulting in an increase in the ownership of shares of T.M.M. by AIPM and CGEA to 88% as of May 31, 2006. AIPM holds directly and indirectly 43.08% of TMM’s shares and CGEA holds 44.92% of TMM’s shares.

    7.        In June 2005, C.D. Packaging Systems Limited (“C.D.”, an associated company of AIPM, held jointly with Carmel), which is engaged, in the designing, manufacturing and marketing of consumers packages, acquired the business activity of Frenkel and sons Ltd., in exchange for allocation of shares in C.D., and was renamed to Frenkel- CD Ltd.. Both companies are engaged in the field of folding boxes. The goal of the new entity is to join the activities in the field and create a significant entity in the competitive market, while combining the advantages of the two companies and fulfilling the potential of saving costs, as a result of the synergy between the activities. The merger is effective as of January 01 2006.

Capital Expenditures and Divestitures

2005

The investments in fixed assets totaled about NIS 71.1 million (about $15.4 million). These investments included:

—        Investments of approximately NIS 4.6 million ($1.0 million) in environmental issues.
—        An investment of approximately NIS 1.8 million ($0.4 million) in a gas turbine.
—        Investments of approximately NIS 36.8 million ($8 million) in real estate in Hadera an Naharia.
—        Investments totaling NIS 27.9 million ($6 million) in buildings, equipment, transportation and information technology.

2004:

The investments in fixed assets of the Company totaled about NIS 31.0 million in 2004 (about $6.9 million). These investments included:

—        Investments of approximately NIS 2.2 million ($0.5 million) in environmental issues.
—        An investment of approximately NIS 2.2 million ($0.5 million) in a machine for the manufacturing of cores based on Cycle-Tec technology.
—        Investments totaling NIS 26.6 million ($5.9 million) in buildings, equipment, transportation and information technology.

2003:

        The investments in fixed assets of the Company totaled about NIS 29.2 million in 2003 (about $6.7 million). These investments included:

—        Investments of approximately NIS 2.6 million ($0.6 million) in environmental issues, mainly in the process of purification of waste from water.
—        An investment of approximately NIS 2.6 million ($0.6 million) in the expansion of the output of the packaging paper machine.
—        Investments totaling NIS 24 million ($5.5 million) in buildings, equipment, transportation and information technology.

B.	Business Overview

I.	The Group’s Operations and Principal Activities

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

        The Company operates in its main production site in Hadera according to the following standards:

        ISO 9001/2000 – quality management

        ISO 14001 – environmental regulations

        Israeli Standard 18001 - safety

        The principal products produced and/or marketed by the Company, its subsidiaries and associated companies are as follows:

•	Grades of Paper and Board

        Printing and writing paper, publication papers in reels, coated paper, carbonless paper, cut-size paper for copy laser and inkjet, copy-book paper, paper for continuous forms, paper for envelopes and direct mailing and various grades of packaging paper and board.

•	Packaging Products

        Folding  cartons, corrugated containers, consumer packages solid board containers and pallets.

•	Household Products

        Bathroom tissue, kitchen towels, facial tissue, napkins, disposable tablecloths, sanitary towels, panty shields, tampons, disposable baby diapers, training pants, baby wipes, disposable adult diapers, incontinence pads.

•	Industrial, Hospital and Food Service Products

        Toilet paper, towel rolls, C-fold towels, napkins, place mats, coasters, bed sheets, wadding, paper toilet seat covers, disposable bed-pans and urinals, sterilizing paper, bathroom tissue and paper towel dispensers, dispensers for liquid hand soaps and room deodorizing dispensers for washrooms and cleaners, detergents and cleaning complimentary products, cups and plates.

•	Other Products

        Aluminum food wraps, cling-film wraps, garbage bags, oven baking and cooking trays, office supplies and computer products, recycled ground and palletized plastics used by the plastic products industry, compost for soil conditioning and fertilizers for agriculture and landscape planting.

Sales and Marketing

        The Group’s packaging products are sold mostly to four main customers in Israel, which operate in the corrugated board sector with whom the Group has a long business relations.

        The Group’s office supplies products are sold to thousands of customers in the Business to Business sector and to institutions such as governmental offices and banks. About 25% of the sales are made through tenders.

        The Group’s paper grades products are sold to publishers, big and medium size printers, converters, and wholesalers some of which are part of the Group, as well as other direct customers.

        The Group’s household products are marketed mainly through retail marketing chains, stores and the institutional market.

        The Group’s packaging products are sold to a wide range of customers in different sectors (e.g., industry, agriculture, food and beverage industry), including direct marketing to ultimate customers through subcontractors and agents.

        The Group’s waste disposal services are provided mostly to municipalities through tenders and directly to other customers. The Group also operates landfills and transfer stations for the handling of solid waste.

The Group’s main marketing strategy has the following objectives:

(a)	Maintaining its existing dominant share in the Israeli market of paper grades and household products produced by the Group and imported by it, through short delivery time and prompt service, while constantly improving the quality of its products.

(b)	Meeting the growing and changing requirements of the market by adding new products and improving the quality of existing grades of paper in order to meet the technological changes required by new printing equipment and the needs of the customers.

(c)	Exploring new business opportunities in Israel and abroad and increasing the range of its products and the production capacity.

The following table sets forth the consolidated sales in NIS millions(**) by categories of the consolidated segments of operations:

**	AIPM made the transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past, AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

The comparison figures for the years 2003 — 2002 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Packaging Paper Manufacturing and Recycling (1)			Marketing Office Supplies (2)			Total
2005	2004	2003	2005	2004	2003	2005	2004	2003
368.9	367.4	332.1	113.6	115.5	133.0	482.5	482.9	465.1

The above mentioned segments include the following activities:

1.	Packaging paper manufacturing and recycling – manufacturing and marketing of packaging paper, including collecting and recycling of paper waste. The manufacturing of packaging paper relies mainly on paper waste as raw materials.

2.	Marketing office supplies — Marketing of office supplies and paper, mainly to institutions.

Raw Materials

        The raw materials required for paper and board production are different wood pulps, secondary fibers (i.e., waste paper) and various chemicals and fillers. Pulp is imported primarily from major suppliers in Scandinavia, the United States, Portugal, Austria, Germany, Brazil and Spain on a regular basis. The bulk of the pulp tonnage purchased is secured by revolving long-term agreements renewed on a yearly basis. All of the pulp for the printing and writing paper manufactured by Mondi Hadera is purchased by Mondi Business Paper (the Austrian parent company), which purchases pulp for its subsidiaries around the world. This ensures fluent supply and better prices.

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

        The main raw material required for the manufacture of corrugated board is board paper. Carmel purchases paper from two main suppliers which are also shareholders of Carmel.

        Since 1996, the Company has been using precipitated calcium carbonate (PCC), a special pigment used for filling and coating paper in order to improve quality. The PCC is manufactured in a plant constructed and operated by Specialty Minerals Israel Ltd. (SMI), which is a wholly owned subsidiary of Minerals Technologies Inc., a U.S. company. In 2004 an agreement was signed between Mondi Hadera and Omya International AG for the supply of PCC for a period of fourteen years commencing in April 2006. Omya constructed and operates a PCC plant in Israel. The PCC purchased from Omya replaced the PCC purchased from SMI and is expected to be cost saving.

        The cost of paper production is affected by fluctuating raw material prices and the cost of water, energy and fuel oil.

Competition

        Most of the Group’s products that are sold on the local market are exposed to competition with local and imported products. The imported products arrive in Israel exempt from import tariffs, especially from the EEC, EFTA and the USA. The tariffs on imports of fine paper from other countries are in the range of 0% -12%.

        The main competitors of the Group in the different fields of operation are Israeli companies which sell mainly imported products, except for sales of baby diapers and hygienic products in which the Group’s main competitor is Proctor & Gamble.

        In the market for office supplies that are sold directly to institutions and businesses there are numerous local suppliers that compete with the company.

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

        As of May 29, 2006, Clal Industries and Investment Ltd. (Clal) beneficially owned 38.04% of the ordinary shares of the Company and Discount Investment Corporation Ltd. (DIC) beneficially owned 21.49% of the ordinary shares of the Company. Clal and DIC agreed to coordinate and pool their voting power in the Company. To our knowledge, IDB Development Corporation Ltd. owns 74.19% of DIC and 61.98% of Clal. See "Item 7 - Major Shareholders and Related Party Transactions."

Significant subsidiaries and associated companies

Name of the Company	Ownership and Voting	Country of Incorporation
Subsidiaries

Amnir Recycling Industries Ltd.	100.00%	Israel
Graffiti Office Supplies & Paper Marketing Ltd.	100.00%	Israel
Attar Marketing Office Supplies Ltd.	100.00%	Israel
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00%	Israel
Associated Companies
Hogla-Kimberly Ltd.	49.90%	Israel
Kimberly -Clark Tuketim Mallari Sanayi Ve Ticaret A.S. ("KCTR") (held	49.90%	Turkey
through H-K)
Mondi Business Paper Hadera Ltd.	49.90%	Israel
Barthelemi Holdings Ltd.	35.98%	Israel
T.M.M. Integrated Recycling Industries Ltd. (direct and indirect)	43.08%	Israel
Carmel Containers Systems Ltd.	26.25%	Israel
Frenkel- CD Ltd. (formerly "C.D. Packaging Systems Limited")	35.16*	Israel
(direct and indirect through Carmel)
Cycle-Tec Recycling Technology Ltd.	30.18%	Israel

D.     Property, Plants and Equipment

        The Group’s principal executive offices and manufacturing and warehouse facilities are located on approximately 87.5 acres of land in Hadera, Israel, which is 31 miles south of Haifa, a major seaport, 28 miles north of Tel Aviv. The Company owns 69.5 acres, out of which 18.5 acres were purchased in 2005, for the amount of $4.4 million, and 18 acres are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate during future years from 2007 until 2053. Some of this land is rented to associated companies, which operate in Hadera.

        The Group’s facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 1,200,000 square feet are utilized for manufacturing, storage and sales and administrative offices. An additional plant owned by H-K is located in a 10-acre plot in Afula, a city in northern Israel. H-K is leasing from the Israel Land Administration in Nahariya, in northern Israel, approximately 6 acres, which are rented to an associated company. In September 2002, the Company signed an agreement with

_________________

* The holding in voting shares is 35.11%

the Tel Aviv Municipality for the extension of the lease period of a real estate lease for a plant in Tel Aviv, that was shut down at the end of 2002, until the year 2059, in return for the payment of $6.2 million by the Company. The Company is investigating several options for using the land. According to the lease Agreement, the Company is obliged to utilize its building permits until September 2009.

        The Group also owns a warehouse containing 50,000 square feet situated on three acres in the Tel Aviv area rented to third party, and a two-acre parcel in the industrial zone of Bnei Brak, near Tel-Aviv, which is used for waste paper collection.

        H-K’s headquarters and logistic center, which are leased under a long term lease agreement, are located in a new modern site in Zrifin, near Tel-Aviv, covering an area of 430,550 square feet, with 188,370 square feet of buildings.

        Associated companies rent plants and office facilities in Migdal Haemek and Caesarea and additional warehouses and waste paper collection sites throughout Israel.

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

        The Group maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel and a plant for the recycling of urban waste in Afula. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products, a plant in Migdal Haemek for the production of paperboard consumer packages and a plant in Hadera for recycling plastic waste. The Group also operates two other plants for handling and recycling urban waste in Petah Tikva and Rishon Le Zion, near Tel-Aviv, and several landfills.

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

        The Company is promoting a project for establishing a combined cycle co-generation plant based on natural gas at Hadera. In addition, the Company is preparing for the conversion of its energy-generation systems to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. The conversion is planned for the end of 2006.This conversation is expected to enable savings in production costs, while further improving environmental compliance. The capacity of the new plant is expected to enable the Company to sell electricity to external users, including the Israel Electric Company.

        In October 2004 a wholly owned subsidiary of the Company, American Israeli Paper Mills Paper Industry (1995) Ltd., was granted by the Minister of National Infrastructure a basic permit to generate electricity by means of power and heat systems (co-generation). In addition, in December 2004 the project was announced as “a National Infrastructure Project”.

Environmental Regulation Matters

        The business license of the main production site of the Group in Hadera includes conditions regarding sewage treatment, effluent quality, air quality and the handling of waste and chemicals. In addition, the site has to operate according to the conditions of the Israeli water commission regarding effluent disposal. To the best knowledge of the Company, the site operates according to the requirements of the authorities, and in the events of deviations, the Company acts for the repairment of the deviations, jointly with the authorities.

        Certain of the Group’s manufacturing operations are subject to environmental and pollution control laws in Israel. In order to comply with these laws, the Group planned and acquired, during 2001, a new modern facility for the treatment of effluent using an anaerobic treatment process. This process was installed in the Group’s site in Hadera as a pre-treatment phase in the existing system based on aerobic treatment, in order to improve the treated effluent quality in compliance with environmental regulations.

        During the years 2000-2005 the Group invested approximately $7 million in projects intended to enable it to comply with the strict environmental regulations applicable to it out of which $1 million was invested during 2005. In addition, during 2005 the Group had installed and began operating a sand filter as tertiary treatment for its effluent in the site in Hadera. The investment in this project was approximately $400,000.

        In 2006 the Group intends an investment of approximately $800,000, in a unit for the removal of phosphor and softening the effluent after the paper mill’s wastewater treatment plant.

        The Company is preparing for the conversion of its energy-generation systems to natural gas, in an investment of approximately $5 million, once the transportation infrastructure of natural gas to Hadera is completed. The conversion is planned for the end of 2006, subject to the completion of the transportation infrastructure of natural gas to Hadera. This project is expected to contribute and improve the environmental compliance since the Company will use natural gas instead of fuel oil.

        In 2005 all plants at the main Hadera site successfully passed various environmental inspections.

ITEM 4A – UNRESOLVED STAFF COMMENTS

None.

ITEM 5 — OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies and Estimates

        The Company’s discussion and analysis of the financial condition and operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel (for information as to the reconciliation between U.S. and Israeli GAAP, see Item 17). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

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

        This discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and related notes included elsewhere in this report.

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

        Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

Allowance for doubtful accounts

        The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for doubtful accounts as a percentage of all specific debts doubtful of collection. The allowances are based on the likelihood of recoverability of accounts receivable considering the aging of the balances, the Company’s historical write-off experience, net of recoveries, change in credit worthiness of the customers, and taking into account current collection trends that are expected to continue. These estimated allowances are periodically reviewed, analyzing the customers’ payment history. Actual customer collections could differ from the Company’s estimates.

Contingencies and risks involving the business

        The Company is subject, from time to time, to various claims arising in the ordinary course of operations. In determining whether liabilities should be recorded for pending litigation claims, the Company assesses, based on advice of its outside legal counsel, the allegations made and the likelihood that it will successfully defend itself.

        When the Company believes that it is probable that it will not prevail in a particular matter, it then estimates the amount of the liability. The evaluation of the probability of success of such claims and the determination of whether there is a necessity to include provisions in respect thereof require judgment by the Company’s legal counsel and management.

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

Impairment in value of Long-Lived Assets (including fixed assets and investments in associated companies)

        In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter — IASB) — “Impairment of Assets”, became effective. According to this standard the company performs a periodic review to evaluate the need for a provision for impairment regarding its non-monetary assets - mainly fixed assets as well as investments in associated companies.

        Accordingly, at each balance sheet date, the company assesses whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of one or more of the above assets. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset in the Company’s accounts can be recovered from the cash flows anticipated from that asset.

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

Discontinuance of Adjusting Financial Statements for Inflation

        In October 2001, the IASB issued Israel Accounting Standard No. 12 — “Discontinuance of Adjusting Financial Statements for Inflation” (hereinafter – Standard 12), which provided for the discontinuance of adjusting financial statements for the effects of inflation, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004.

        The Company’s financial statements were drawn up in NIS adjusted for the changes in the dollar (as allowed by section 29(b) of Opinion 36 of the Israeli Institute) until December 31, 2003. Based on Standard 12 and the provisions in paragraph 4 to Israeli Accounting Standard No. 13, with effect from January 1, 2004, the Company is no longer able to measure its operations in dollars, and its operations are measured in NIS. The inflation-adjusted NIS amounts as of December 31, 2003, are the base for the nominal-historical financial reporting following January 1, 2004.

See also note 1b to the financial statements.

        As for information regarding the effects of new Israeli accounting standards – see note 1q to the financial statements.

General

On March 7, 2006, T.M.M (an associated company) announced that the Israeli Securities Authority had addressed T.M.M with regard to an investigation the authority is conducting. At this stage, T.M.M is unable to estimate the impact of the investigation on the Company.

A.     Operating Results

        The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

Amount and Percentage Increase (Decrease)

New Israeli Shekels (in thousands)1

	Year ended 12/31/05		Year ended 12/31/04
	v.		v.
	year ended 12/31/04		year ended 12/31/03
	Changes	%	Changes	%
	NIS		NIS
Net sales	(393)	(0.1)	17,762	3.8
Cost of sales	7,275	1.9	13,719	3.8

Gross profit	(7,668)	(7.2)	4,043	3.9
Selling, administrative and general expenses	(1,520)	(2.9)	(3,303)	(5.9)

Income from ordinary operations	(6,148)	(11.4)	7,346	15.8
Financial expenses - net	628	(4.8)	2,871	(18.0)
Other income			(1,609)	(100.0)

Income before taxes on income	(5,520)	(13.5)	8,608	26.7
Taxes on income	(2,839)	90.1	4,554	(59.1)

Income from operation of the Company and the
consolidated subsidiaries	(8,359)	(22.2)	13,167	53.7
Share in profits of associated companies	(8,658)	(34.5)	(10,477)	(29.5)

Net income	(17,017)	(27.1)	2,685	4.5

        The statements of income for the years ended December 31, 2005, 2004 and 2003 are presented in New Israeli Shekels as explained in Note 1 to the Consolidated Financial Statements (See footnote).

        The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar increased (decreased) over the prior year by (-7.6%), (-1.6%) and 6.8% in 2003 ,2004 and 2005 respectively. See Note 1 to the financial statements attached and Item 17 for anticipated effect of adoption of accounting pronouncements that have been issued but are not yet required to be adopted.

2005 Compared to 2004

I.        Overview of Results of Operations

1.        Consolidated Data

Sales amounted to NIS 482.5 million during 2005, as compared with NIS 482.9 million in 2004.

Operating profit in 2005 amounted to NIS 47.8 million, as compared with NIS 53.9 million in 2004.

_________________

1     AIPM made the transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

The comparison figures for the year 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the US dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379).

Profit after taxes and before AIPM’s share in the earnings of associated companies for 2005, amounted to NIS 29.3 million, as compared with NIS 37.7 million in 2004.

2.     Net income

        Net income amounted to NIS 45.7 million during 2005, as compared with NIS 62.7 million in 2004.

        Net income during 2005 included a tax benefit of NIS 8 million (including the Company’s share in the benefit of associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25th 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

        The net income before non-recurring items mentioned above amounted to NIS 37.7 million in 2005, as compared with NIS 48.3 million in 2004.

        Earnings per share in 2005 amounted to NIS 1,127 per NIS 1 par value ($2.45 per share), as compared with NIS 1,544 per NIS 1 par value ($3.58per share) in 2004. The return on shareholders’ equity amounted to 7.9% in 2005, as compared with10.2% in 2004.

II.    The Business Environment

        The year 2005 was characterized by economic growth in Israel (approximately 5%), increased demand on the part of the public sector and more moderate growth in private consumption.

        The Group’s results in 2005 were significantly affected by the unusual rise in energy prices, that began in 2004 and accelerated in 2005.

        This price increase included fuel oil and diesel prices that rose by an extraordinary average of 38% in relation to 2004. Water and electricity prices also rose in 2005 as compared with 2004 (by an average of 10% and 13%, respectively).

        The impact of these price increases on the Group’s aggregate operating profit results amounts to approximately NIS 40 million.

        In parallel, the prices of the principal raw materials used by the Group companies in their various activities also continued to rise. The impact is an additional NIS 60 million to the Group’s costs in the aggregated operations profit, compared with 2004.

        The downturn in the European paper industry, originating from surplus supply due to the recession, has resulted in competing imports into Israel, at low prices, that rendered it impossible to raise prices, as warranted from the said rise in input prices.

        In view of the said market conditions and the fierce competition which the Group is facing, and with the intention of dealing with the said rise in input prices, the Group accelerated its efficiency programs at all the companies, operating intensively to cut costs across all expense areas – in parallel to maintaining the quality of products and the market share figures.

        As part of the said operations, the Company is initiating measures to achieve synergy between the Group companies, thereby allowing the Group to enjoy economies of scale, while bringing about greater efficiency and savings in various costs, including energy and raw material costs. The said plans include among others the anticipated savings from the expected transition to the use of natural gas at the Hadera plant, as described below.

        Concurrently, the Group is implementing some cross-organization plans: The Talent Management plan for the development of the Group’s managers and the creation of managerial reserve, the WOW Program for enhancing the perceived added value of the companies with the customers and improving loyalty premium and price based on differentiation of products and service, Kimberly Clark’s global Centerlining program aimed at improving production lines (operating a methodology that creates a joint agenda for all elements impacting operations, including: engineering, maintenance, technology and operations, while constantly measuring the variation of selected parameters, thereby creating a process of constant improvement in quality and efficiency).

        In addition, the Group raised the selling prices of its products, albeit only partially and not to the extent warranted by the increase in input prices – due to the economic conditions outlined above, the more moderate demand and the escalating competition against both imports and local manufacturers.

        The said efficiency measures, together with the partial rise in prices, rendered it possible to significantly reduce the heavy impact of the rising input prices on the results.

        The Group is currently continuing its efforts to improve selling prices, on the one hand, while extending the efficiency measures on the other hand, in order to compensate for the said increased input prices.

It is impossible to estimate the impact of the above steps on the Group’s profitability, at this stage.

        A trend has been identified in early 2006 whereby the gap between supply and demand in the European paper market seems to be narrowing, given the economic growth in the EU. This trend is leading to announcements regarding increases paper prices in Europe and in the USA.

        As part of the Company’s endeavors to cut manufacturing costs and to achieve additional environmental improvements, the Company is continuing to promote the energy-generation plant project in Hadera, using natural gas.

        The Company is initially preparing for the conversion of its energy-generation systems from the use of fuel oil to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. The transition is planned for the second half of 2006, subject to the arrival of the gas to Hadera.

        In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

        The transition from fuel oil to natural gas will allow for significant savings, due to the significant differences between the current price of fuel oil versus the gas price and will serve to improve the Group’s competitiveness and profitability.

        The exchange rate of the NIS compared to the USD was devaluated by 6.8% during 2005, as compared with a revaluation of 1.6% in 2004.

        The inflation rate during 2005 amounted to 2.4%, as compared with an inflation rate of 1.2% in 2004.

III.    Analysis of Operations and Profitability

        The analysis set forth below is based on the consolidated data.

1. Sales

The consolidated sales amounted to NIS 482.5 million in 2005, as compared with NIS 482.9 million in 2004.

The change in the turnover in 2005 originated from a certain growth in sales of packaging paper and paper waste, along with an insignificant decrease in the sales of office equipment sector due to the implementation of a reorganization process in this sector.

2. Cost of Sales

The cost of sales amounted to NIS 383.2 million in 2005, representing 79.4% of sales, as compared with NIS 375.9 million, or 77.9% of sales in 2004.

The gross margin amounted to 20.6% in 2005, as compared with 22.1% in 2004.

The decrease in the gross margin originated primarily from the erosion of the gross profit due to the increase in raw material prices (approximately 9% for paper waste), the unusual rise in energy prices (approximately 38% for fuel oil and approximately 13% for electricity) and water (approximately 10%). This was partially offset by a certain quantitative growth in sales of packaging and paper waste, a certain rise in selling prices (that failed to compensate for the said rise) and the continuing efficiency measures across all areas of operation.

3. Labor Wages

The labor wages in the cost of sales, in selling expenses and in General and Administrative expenses, amounted to NIS 149.7 million in 2005, as compared with NIS 143.5 million in 2004.

The increase in wages is attributed to a certain rise in manpower due to the quantitative growth, coupled with the preservation of a real level of wages, in CPI terms.

4. Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 51.5 million in 2005, 10.7% of sales, as compared with NIS 53.0 million, 11.0% of sales, in 2004.

The decrease in selling and General and administrative expenses originated from continuing efficiency and cost-cutting measures.

5. Operating Profit

The operating profit amounted to NIS 47.8 million in 2005, representing 9.9% of sales, as compared with NIS 53.9 million, or 11.2% of sales in 2004.

The decrease in the operating profit in the paper and recycling sector in 2005 as compared with 2004 originated primarily from the said erosion of margins, due to the sharp rise in input prices (primarily energy, electricity and water) on the one hand, along with the difficulty in raising prices – as warranted by the said rise in input prices –due to competing imports.

The substantial decrease in the office supplies sector loss in 2005 as compared with 2004 resulted from the reorganization process implemented in this sector, along with extensive efficiency measures and operations in order to increase sales.

6. Financial Expenses

The financial expenses amounted to NIS 12.5 million in 2005, as compared with NIS 13.1 million in 2004.

The total average of the company’s net, interest-bearing liabilities grew by approximately NIS 58 million, as a comparison between 2005 and 2004. The growth originated primarily from the payment of NIS 100 million in dividends in September 2004 and NIS 50 million in September 2005, coupled with investments in fixed assets, net of dividend received from a consolidated subsidiary (NIS 21.8 million) and net of the positive cash flows from operating activities.

Moreover, the cost of the transaction for hedging the Series 2 notes against a rise in the CPI has risen to 1.3% per annum in 2005, as compared with 0.92% per annum in 2004 and resulted in an increase in costs related to the notes.

Nevertheless, since the Consumer Price Index (CPI) rose by an actual 2.4% in 2005, the hedging transaction of 1.3% resulted in savings of NIS 2.7 million on additional financing costs on account of the CPI-linked notes.

Despite the aforesaid, the devaluation in 2005, that served to increase the financial revenues from the Company’s dollar-denominated assets, as compared with the revaluation that took place in 2004, resulted in net financial expenses that were lower in 2005 than in 2004.

7. Taxes on Income

Expenses for taxes on income from current operations totaled NIS 10.2 million in 2005, as compared with NIS 13.2 million in 2004.

The principal factors responsible for the decrease in tax expenses in 2005 as compared with 2004 include the decrease in pre-tax earnings this year and the lower tax rate this year, in relation to last year.

A tax benefit of NIS 4.2 million was recorded in 2005 on account of the impact of the tax reforms that were passed by the Knesset in July this year (gradually lowering the corporate tax rate to 25% by 2010) on the company’s deferred taxes. The financial statements in 2004 included a tax benefit of NIS 5.8 million on account of the impact of the change in the corporate tax rate that was passed in 2004 on the company’s deferred taxes, coupled with an additional tax benefit of NIS 4.2 million on account of the exercise of options by employees.

The tax expenses, including the said benefits, amounted to NIS 6.0 million in 2005, as compared with NIS 3.2 million in 2004.

8. Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

The Company’s share in the earnings of associated companies (before non-recurring items) amounted to NIS 12.6 million in 2005, as compared with NIS 20.7 million in 2004.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, (before non-recurring items):

—	The Company’s share in the net earnings of Mondi Hadera (49.9%) decreased by NIS 10.1 million in 2005, as compared with 2004 (2004 – gain, 2005 – loss). Most of the change in profit in 2005 as compared with 2004 originates from the decrease in operating income between the years, as a result of the rebuild that was carried out on the paper machine this year. The massive rebuild, that was intended to improve the output of the machine and the quality of the paper, necessitated discontinuing the manufacturing process during the rebuild and was accompanied by a subsequent learning curve, as is normal during such a significant project. The unusual increase in raw material, energy and water prices also adversely affected the profitability of Mondi Hadera. The economic slowdown in Europe and the surplus of paper led to an erosion of imported paper prices and rendered it difficult for Mondi Hadera to raise prices, as warranted from the said price hikes –both in local markets and especially in export markets. Mondi Hadera is nevertheless continuing with its efforts to raise prices (in parallel to announcing higher prices in Europe in late 2005) and is intensifying its efficiency and cost-cutting measures.

—	The Company’s share in the net earnings of Hogla-Kimberly (49.9%) increased by NIS 2.9 million in 2005, as compared with 2004. The stronger marketing operations and the fortification of brands, in combination with the increase in prices and effective efficiency measures, served to compensate in 2005 for the sharp rise in input prices (raw materials and energy) and improved the operating income. Hogla-Kimberly continues to improve the quality of its products, while strengthening its brands, including Mollett Hearts toilet paper, Kotex hygiene products and Nikol (complementary kitchen products).

A net loss of NIS 3.5 million was recorded in the second quarter of 2005 on account of AIPM’s share in a supplemental provision for doubtful debts, that was recorded by Hogla-Kimberly on account of the debts of Club Market, that is in a stay of proceedings and is currently – subsequent to its acquisition by Supersol – undergoing a settlement of debts. The settlement was approved by the court, but has yet to be finalized. The sum of the settlement is yet unknown.

—	The Company’s share in the losses of Kimberly Clark Turkey, a wholly-owned Hogla-Kimberly subsidiary that is consolidated in its financial statements (hereinafter: “KCTR”, formerly “Ovisan”) (49.9%) has decreased by NIS 6.6 million in 2005, as compared with 2004. In 2005, KCTR has continued its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark’s international premium products into the Turkish market, as part of the multi-annual program (that is being formulated in conjunction with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of the said plan. KCTR has started the introduction of the Kotex® line of feminine hygiene products in late 2005 and is expected to introduce Huggies® diapers in 2006. KCTR recorded a significant loss in 2004, since the deployment of its distribution network on the one hand, and fierce competition in the Turkish market, on the other hand, resulted in the need to adjust the value of inventories to the prevailing market prices at the end of that year.

—	The Company’s share in the net earnings of the Carmel Group (26.25%) decreased by NIS 2.8 million in 2005 as compared with 2004. The change in 2005 originated from a decrease in operating profit and a rise in financial expenses (due to devaluation differentials). The decrease in operating profit, despite the quantitative increase in sales, originated primarily from the sharp rise in raw material prices, that was only partially offset by the rise in selling prices (in view of the escalating competition in the corrugator market), leading to a consequent erosion in the gross margin. In 2005, Carmel began making investments as part of the strategic move to improve the corrugation base with the intention of rendering the manufacturing process more efficient. At the end of this process, the output capacity will reach 100 thousand tons. The investment will be completed in 2006.

—	The Company's share in the net earnings of TMM (43.08%) decreased by NIS 4.6 million in 2005 as compared with 2004 (2004 – gain, 2005 – loss). TMM recorded a sharp decrease in operating profit in 2005 as compared with 2004, due to the significant rise in transportation costs (originating from a significant average rise of 32% in diesel prices as compared with 2004 – an impact of NIS 8 million). This unusual increase in diesel prices was not sufficiently compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), that rose by only 2.4% this year. TMM is intensively carrying out efficiency measures and is attempting to modify some of the agreements, so as to reflect the extraordinary increase in diesel prices.
We note that some of the customers began responding to the price changes in late 2005.

—	The Company’s share in the earnings of associated companies in 2005 includes its share in the tax benefits recorded by these companies, following the change in tax rates (in the amount of NIS 3.9 million) amounts to NIS 16.4 million, as compared with NIS 25.1 million in 2004 (including a tax benefit of NIS 4.4 million).

2004 Compared to 2003

I.     Overview of Results of Operations

1.     Consolidated Data

Sales amounted to NIS 482.9 million during 2004, as compared with NIS 465.1 million in 2003.

Operating profit in 2004 amounted to NIS 53.9 million, as compared with NIS 46.6 million in 2003.

Profit after taxes and before AIPM’s share in the earnings of associated companies for 2004, amounted to NIS 37.7 million, as compared with NIS 24.5 million in 2003.

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

        Earnings per share in 2004 amounted to NIS 1,544 per NIS 1 par value ($3.58 per share), as compared with NIS 1,494 per NIS 1 par value ($3.41 per share) in 2003. The return on shareholders’ equity amounted to 10.2% in 2004, as compared with 9.2% in 2003.

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

        The gross margin – as a percentage of sales – reached 22.1% during 2004 and is similar to 2003.

        AIPM managed to maintain a gross margin similar to 2003, despite the rise in raw material prices (paper waste by 13%), energy prices (4%), and water (5%). This was accomplished through growth in sales, higher sales prices and the continued efficiency process in all sectors of operation.

3.      Labor Wages

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

        Most of the growth compared to 2003 originated from an increase in wages by an average of 3% that was mostly offset by a reduction in personnel and by differences in other payments – primarily bonuses.

4.      Selling, General and Administrative Expenses

        Selling, general and administrative expenses (including wages) amounted to NIS 53.0 million – or 11.0% of sales –in 2004, as compared with NIS 56.3 million – or 12.1% of sales – in 2003.

5.      Operating Profit

        Operating profit amounted to NIS 53.9 million – or 11.2% of sales – in 2004, as compared with NIS 46.6 million – or 10.0% of sales – in 2003.

6.      Financial Expenses

        Financial expenses amounted to NIS 13.1 million during 2004, as compared with NIS 16.0 million in 2003.

        AIPM’s linkage bases includes a surplus of dollar-linked monetary assets on the one hand, and a surplus of NIS-denominated monetary liabilities, on the other hand.

        The financial expenses in 2003 were influenced by the sharp revaluation of the New Israeli Shekel against the dollar (7.6%), which caused a significant increase in the financial expenses during 2003 when financial reporting was adjusted to the dollar.

        In 2004, with the transition to reporting in nominal shekels in accordance with Standard 12, AIPM’s financial expenses grew slightly, as a result of the effects of the small revaluation this year (1.6%) on AIPM’s surplus dollar assets.

        The average increase of NIS 60 million in net financial liabilities – compared to 2003 – resulted in an increase in financial expenses during 2004. This growth was partially offset by the decrease in the average interest rate on short-term credit (5% in 2004 as compared with 7.9% in 2003).

7.      Taxes on Income

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

        The effect of this change on AIPM’s deferred taxes during 2004 (in the consolidated report) amounted to NIS 5.8 million (primarily due to future tax liabilities which were deferred in respect of timing differences in depreciation, which were calculated at an accelerated pace in the tax reports).

        Moreover, a tax benefit of NIS 4.2 million was recorded in 2004, on account of the exercise of options by employees.

        In view of the above, the tax expenses during 2004, as reported in the financial statements, amounted to NIS 3.2 million.

8.     Profit After Taxes and Prior to AIPM’s Share in the Earnings of Associated Companies

        Profit after taxes and before AIPM’s share in the earnings of associated companies for 2004, amounted to NIS 37.7 million, as compared with NIS 24.5 million in 2003.

9.     AIPM’s Share in Earnings of Associated Companies

        The companies whose earnings are reported under this item (according to AIPM’s holdings therein) include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

        AIPM’s share in the earnings of associated companies amounted to NIS 25.1 million in 2004 (including NIS 4.4 million as our share in a non-recurring benefit recorded in respect of the change in the corporate tax rate on the deferred earnings of the companies), as compared with NIS 35.5 million in 2003.

        The following principal changes were recorded in AIPM’s share in the earnings of associated companies (2004 – not including the aforementioned tax benefit), compared to 2003:

—	AIPM’s share in the net income of Mondi Hadera (49.9%) decreased by NIS 3.0 million. Most of the change in the earnings is associated with a decrease in operating profit between the years, that originated primarily from lower margins in exports to Europe, coupled with increased financial expenses in 2004 as a result of the repayment of shareholder loans over the past two years that led to an increase in Mondi Hadera’s debt balance.

—	AIPM’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 1.2 million, primarily due to the ongoing improvement in operating profit at Hogla-Kimberly Israel, as compared with 2003. This improvement was achieved primarily as a result of better prices and quantitative growth, coupled with the continuing efficiency measures, both in logistics and in production, and particularly as a result of the expanded production of Huggies® diapers in Afula. The said increase was offset by lower financial revenues in 2004 as compared with 2003, due to the transition to reporting according to Standard 12 and the effects of revaluation differentials on the NIS compared to the USD, on Hogla’s linkage balance sheet.

—	AIPM’s share in the net loss of Ovisan (Hogla’s subsidiary in Turkey) (49.9%) amounted to NIS 15.4 million in 2004. Ovisan made considerable efforts to increase its volume of operations in the Turkish market during 2004, while tapping into Unilever’s nationwide distribution network, which includes a wide logistic network that covers all of Turkey in a wide national spread, as a necessary condition for the preparations for the continued development of Ovisan and the creation of a platform for introducing the Kimberly-Clark Group’s international brands. In this capacity, a significant quantitative increase was recorded in 2004 in the Ovisan sales – both to the domestic market and to exports (up about 40% quantitatively) – accompanied by a significant increase in selling and advertising expenses. The Ovisan loss during 2004 was caused as a result of the said change in the Ovisan distribution and sales network, coupled with escalating competition in the Turkish market due to the arrival of additional competitors into the sector, which resulted in lower prices and a need to adjust the value of inventories to the market prices on the balance sheet date. The difficulties that were created in the assimilation of the new reporting system, which accompanied the change in the distribution system, resulted in delays in receiving the data and in difficulties in providing an immediate response to changing market conditions in reducing the losses, as mentioned above.

—	AIPM’s share in the net profits of the Carmel Group (26.25%) increased by NIS 3.6 million, due to the continuing improvement in the operating profit. The improvement is attributed to the comprehensive efficiency measures being initiated by Carmel, coupled with the growth in the volume of operations.

—	AIPM’s share in the TMM earnings (41.6%) increased by NIS 1.3 million. The improvement originates from a significant decrease in TMM’s elevated financial expenses during 2004, compared to 2003. Among other factors, this is attributed to a decrease in the interest rate over the two years, coupled with financial revenues from local municipalities (with which an agreement was reached) due to considerable arrears in their payments. TMM managed to preserve its operating margin during 2004, despite the considerable increase in transportation costs, due to the significant increase in diesel prices (up by an average of 40% compared to 2003) which was not compensated by selling prices since most of the company’s agreements are linked to the consumer price index which rose during 2004 by only 1.2% .

B.     Liquidity and capital resources

1.      Cash Flows

        The cash flows from operating activities in 2005 (excluding dividends from an associated companies) amounted to NIS 66.8 million, as compared with NIS 47.1 million in 2004 (including the dividends received from an associated companies, the cash flows in 2005 amounted to NIS 88.6 million). The improvement in the cash flows from operating activities in 2005 originated primarily from a decrease in working capital.

        The dividend that was declared in December 2005, in the amount of NIS 50 million, was paid in January 2006.

2.      Financial Liabilities

        The Company believes that its existing credit lines and cash flow from operations are sufficient for financing its working capital needs. The Company uses its cash flow from operating activities to finance its investments and for repayment of loans and dividend distributions to its shareholders.

        Based on the Company’s balance sheet, the Company believes that it is unlikely that there will be any difficulties to obtain credit, whether short term debt or long-term debt, to finance anticipated investments.

        On December 21, 2003, the Company issued notes – through tender by private placement – in the amount of NIS 200 million, to institutional investors. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity at the time). The principal will be repaid in seven equal annual installments between the years 2007-2013 (average maturity of 6 years), with both the principal and the interest being linked to the CPI. The notes are not convertible into the Company’s ordinary shares and shall not be registered for trade on a public exchange.

        The long-term liabilities (including current maturities) of the Companies amounted to NIS 267.4 million as at December 31, 2005 as compared with NIS 267.9 million as at December 31, 2004.

        The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2005, these loans consisted of the following:

        1.        Short-term credit from banks – see Note 10d to the financial statements attached.

        2.        Notes – see Note 4a to the financial statements attached.

        3.        Other liabilities – see Note 4b to the financial statements attached.

        For information regarding financial instruments used for hedging purposes and market risks – see Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

        The Group may incur additional tax liabilities in the event of inter-company dividend distributions, derived from “approved enterprises” profits. The said dividend distribution from investee companies is in the amount of up to approximately NIS 90 million (of which the Company’s share of the additional tax is NIS 15 million, if this dividend is distributed). No account was taken of the additional tax, since AIPM has the ability and the intention that such earnings are to be reinvested and that no dividend would be declared which would involve additional tax liability to the Group in the foreseeable future.

C.    Research and development, patents and licenses, etc.

        There are no significant investments in research and development activities.

D.     Trend information

        For trend information see “The Business Environment and the Influence of External Factors” above.

E.     Off Balance sheet Arrangements

        The Company does not have any material off balance sheet arrangements, as defined in Item 5E of the instructions to Form 20-F.

F.     Contractual Obligations**

In NIS in million	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long term debt obligations*	295.2	19.4	140.6	70.9	64.3

* Including interest

** Not including contractual obligations from the natural gas agreement with Thetis Sea Group (See page 45)

ITEM 6 — DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME Directors:	DIRECTOR SINCE	AGE	POSITION
Ronit Blum	2005	54	Director
Nochi Dankner	2003	52	Director
Avi Fischer	2004	50	Director
Oren Lieder	2003	58	Director (until May 11, 2006)
Ari Bronshtein	2006	37	Director (from May 11, 2006)
Zvi Livnat	2003	53	Chairman of the Board since April 02, 2006
Amir Makov	2005	72	Director
Isaac Manor	2003	65	Director
Amos Mar-Haim	1984	68	Director
Adi Rozenfeld	2004	52	Director
Avi Yehezkel	2003	48	Director
Yaacov Yerushalmi	1998	64	Chairman of the Board since January 1999 (until April 02, 2006), CEO of the Company from June 1990 until April 2003.

The business experience of each of the directors is as follows:

           Ms.  Ronit Blum is Director of Association of Friends, Tel Aviv Sourasky Medical Center.

           Mr.  Ari Bronshtein is Vice President of Discount Investments Corporation Ltd. Serves as director at various companies. Formerly served as Deputy CEO of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd.

           Mr.  Nochi Dankner is Chairman and Chief Executive Officer of IDB Holdings Corporation Ltd., Chairman of IDB Development Ltd., Discount Investments Ltd. and of Clal Industries and Investments Ltd. He serves or served as Chairman and Director in public and private companies of Ganden Group, Mr. Avi Fischer is Director and Co-CEO of Clal Industries and Investments Ltd. and Deputy Chairman of IDB Development Ltd, Deputy CEO of IDB Holdings Corporation Ltd., director of Discount Investment Ltd. and several public and private companies of Ganden Group and IDB Group. Senior partner of Fischer, Behar, Chen & Co. Law Office.

           Mr.  Zvi Livnat is Chairman of the Board of the Company since April 2006, Co-CEO of Clal Industries and Investments Ltd. , Deputy CEO of Commerce of Taavura Holding Group Ltd.,director and Deputy CEO of IDB Holdings Corporation, Deputy Chairman of IDB Development Ltd., director in Discount Investments Ltd., and other public and private companies.

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

           Mr. Yaacov Yerushalmi was Chairman of the Board of the Company since January 1999 until April 02, 2006, and Chief Executive Officer of the Company from June 1990 until April 2003. Mr. Yerushalmi, announced on 6 March 2006 his intention to retire after 37 years of work at AIPM

Senior Management (as of May 31, 2006)

Name	Age	Position
Avi Brener	53	Chief Executive Officer since January 1, 2005
Israel Eldar	61	Corporate Controller and responsible for risks and business interruption management. A director of subsidiaries and affiliated companies of the Company.
Ofra Gorni	53	Business Development Manager and a director of subsidiaries and affiliated companies of the Company.
Lea Katz	56	Legal counsel and Corporate Secretary .
Gabi Kenan	62	Senior Manager
Pinhas Rimon	66	General manager of Packaging Paper and Recycling Division. A director of subsidiaries and affiliated companies of the Company.
Gideon Liberman	56	General Manager of Development and Infrastructure Division

Senior Management in Subsidiaries and Affiliated Companies (as of May 31, 2006)

Name	Age	Position in the Company
Arik Schor	50	General Manager, Hogla-Kimberly Ltd.
Avner Solel	52	General Manager, Mondi Business Paper Hadera Ltd.
Moshe Riani	47	General Manager, Graffiti Office Supplies & Paper Marketing Ltd.
Rafi Alon	59	President, T.M.M. Integrated Recycling Industries Ltd.
Shalom Elkayam	57	General Manager, T.M.M. Integrated Recycling Industries Ltd.
Uzi Carmi	50	General Manager, Amnir Recycling Industries Ltd.
Doron Kempler	56	General Manager, Carmel Container Systems Ltd.

B.     Compensation

        The aggregate amount of remuneration paid to all directors and the above senior officers of the Company as a group for services provided by them to the Company during 2005 was approximately NIS 11,124,000 (approximately $2,416,740). The aggregate amount set aside for pension, retirement or similar benefits for directors and officers as a group for services provided by them to the Company during 2005 was approximately NIS 1,226,600 (approximately $266,480).

        Out of the above mentioned remuneration, the remuneration paid by the Company in 2005 to Mr. Yerushalmi, the Company’s Chairman of the Board, for services provided by him to the Company during 2005, was NIS 2,919,590 (approximately $634,270).

        On May 7, 2001, the Company’s Board of Directors adopted an incentive plan, which was subsequently approved by the Company’s shareholders, to remunerate the Company’s Chairman of the Board of Directors. According to the plan, such remuneration will be equal to the increase in the value of 50,000 ordinary shares of the Company in the period from May 7, 2001 (share price – NIS 194.37 adjusted according to the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the Board of Directors, until the seventh anniversary of such resolution.

         Remuneration of Directors

        The remuneration of the directors (including the external directors) for 2005 was approved at the 2005 general meeting of shareholders. Pursuant to regulations under the Israeli Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 29,038 and NIS 47,181, plus an additional fee for each meeting attended which must be between NIS 1,022 and NIS 1,815. The Board approved that the remuneration of each director for the year 2005, including the external directors, be fixed at NIS 40,000 plus an additional NIS 1,550 for each meeting attended.

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

        The role of the Audit Committee under the American law is: (i) to oversee on behalf of the Board- (a) the integrity of the financial statements; (b) the appointment, compensation, qualification and work of the Independent Auditors; (c) compliance with legal and regulatory requirements applicable to the internal controls and reporting of publicly traded companies; (d) performance of Internal Auditor and internal controls functions; and (ii) to evaluate potential or existing deficiencies in the administration, by consulting with the management, and make proposal to the Board; and (iii) to review matters referred to them under the “Whistleblower” process of the Company’s Code of Conduct and Ethics.

        The Company’s Audit Committee members are: Amos Mar-Haim, Chairman, Ronit Blum, and Amir Makov. All members are “independent” directors, as that term is defined in the American Stock Exchange listing standards.

D.	Employees

        As of April 30, 2006, the Group had 3,453 employees in Israel. The Company and its subsidiaries had 753 employees in Israel of whom 151 were engaged in the office supplies activities, 584 in packaging paper and recycling division, and 18 were management and clerical personnel at the Company’s headquarters in Hadera. The associated companies had 2,700 employees in Israel of whom 970 were engaged in the household paper activities, 301 in the printing and writing paper activities, 632 in the waste management and 797 in the corrugated board containers activities.

        Some of the employees are subject to the terms of employment of collective bargaining agreements. The parties to such collective bargaining agreement are the Company and the employees, through the union.

E.	Share ownership

        In January 1998, the Company’s Board of Directors approved a stock option plan, pursuant to which options for ordinary shares were allocated to senior officers of the Company and its subsidiaries, including 32,000 options to the CEO, in three annual installments. The plan was approved at the Company’s Annual General Meeting of Shareholders in February 1998 and expired in 2003.

        In April 2001, the Board of Directors of the Company adopted a new stock option plan under which options to purchase a total of 194,300 shares may be granted to senior officers of the Company and certain other companies in the Group. All of the options were granted by July 2001. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options vest in four yearly installments. The vesting period of the first installment is two years, commencing on the date of grant, and the next three installments vest on the third, fourth and fifth anniversary of the grant date. Each installment is exercisable for two years from the vesting date of such installment. For further information regarding the 2001 plan, see Note 6 of the Notes to the Consolidated Financial Statements.

        In 2005, 13,877 options were exercised under the 2001 plan and 4,307 shares were issued following the exercise of options.

        In August 2001, the Company’s Board of Directors approved a stock option plan for employees of the Company and its subsidiaries. Under this plan, up to 125,000 options may be granted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. In November 2001, 81,455 options were granted under the 2001 employee plan. The blocking period of the options is two years from the data of grant. Each option is exercisable within three years from the end of the blocking period. For further information regarding the 2001 employee plan, see Note 6 of the Notes to the Consolidated Financial Statements.

        In 2005 2,405 options were exercised under the 2001 employee plan and 1,224 shares were issued following the exercise of options.

ITEM 7 — MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      Major shareholders

        The following table sets forth, as of May 29, 2006, the number of Ordinary Shares of the Company beneficially owned by (i) all those persons who, to the Company’s knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address: Principal Shareholders:	Amount Beneficially Owned Directly or Indirectly*	Percent of Class Outstanding
Clal Industries Ltd. ("Clal")	1,531,128(1)	38.04(1)
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel
Discount Investments Corporation Ltd. ("DIC")	865,014(1)	21.49(1)
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel
Bank Leumi Le Israel Ltd.	222,419	5.53
P.O.B 2, Tel Aviv, Israel (through trust and provident funds)
All officers and directors as a group	**	**

* Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

**  The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for Nochi Dankner, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

1  IDB Holding Corporation Ltd. (“IDBH”) holds 71.81% of the equity of and 72.01% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 74.19% of the equity of and voting power in DIC and 61.98% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

Since May 19, 2003 approximately 51.7% of the outstanding share capital of IDBH, is held by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds 31.02% of the equity of and voting power in IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Isaac and Ruth Manor which holds approximately 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat and Zvi Livnat which holds approximately 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition: (a) Ganden Holdings Ltd., the parent company of Ganden, directly holds approximately 11.38% of the equity and voting power in IDBH and Ganden directly holds approximately 6.71% of the equity and voting power in IDBH ; (b) Manor Holdings B.A. Ltd., the parent company of Manor, directly holds approximately 0.03% of the equity and voting power in IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, directly holds approximately 0.04% of the equity and voting power in IDBH; and (d) Shelly Bergman owns, through a private company wholly owned by her, approximately 7.23% of the equity and voting power in IDBH (hereinafter jointly: “additional holdings”).It should be noted, that the additional holdings, are not included in the shareholders agreement between Ganden, Manor and Livnat, relating, among other things, to their joint control of IDBH. Nochi Dankner is Chairman and CEO of IDBH and chairman of IDBD, Clal and DIC., Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC. Isaac Manor is also director of Clal.

        In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote en bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

        The Company estimates that as of April 30, 2006, 9.84% of its outstanding ordinary shares were held in the United States by 932 record holders.

        All ordinary shares of the Company have equal voting rights.

B.     Related Party Transactions

        The information is included in the Company’s attached Consolidated Financial Statements: For loans to associated companies see Note 2 to the attached financial statements. For a capital note to an associated company, see Note 4b to the attached financial statements. For transactions and balances with related parties see Note 13 to the attached financial statements.

        For further information see also Note 9f and 9g to the financial statements attached.

C.      Interests of Experts and Counsel

        Not applicable to annual reports.

ITEM 8 — FINANCIAL INFORMATION

A.      Consolidated Statements and Other Financial Information

        See the financial statements included in Item 17.

B.      Significant Changes

        None.

ITEM 9 — THE OFFER AND LISTING

A.      Offer and Listing Details

        The Company’s ordinary shares are listed on the American Stock Exchange. The trading symbol for the ordinary shares is AIP. The ordinary shares are also listed on the Tel Aviv Stock Exchange.

        The following table sets forth the high and low sale prices of the Company’s ordinary shares on the American Stock Exchange and the Tel Aviv Stock Exchange for the periods indicated:

        Last full five fiscal years

	American Stock Exchange		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$[1]
Calendar Year 2005	57.98	37.50	246.90	176.90	56.42	38.24

2004	60.73	48.75	267.10	217.60	60.33	48.72

2003	54.66	29.22	239.00	143.60	54.58	30.01

2002	40.50	25.18	178.00	116.10	40.10	24.90

2001	64.25	30.00	267.50	130.30	64.80	29.82

Quarters during last two full fiscal years and first quarter of 2006:

	American Stock Exchange		Tel Aviv Stock Exchange
2006 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]
June 30 (through June- 18)	52.12	41.52	237.00	194.00	53.01	43.17

March 31	49.23	42.00	227.00	197.50	49.60	42.34

2005 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]
March 31	57.98	48.25	246.90	214.80	56.42	49.42

June 30	52.00	42.13	227.60	187.50	52.21	41.30

September 30	45.73	40.50	207.90	183.80	45.60	40.56

December 31	44.00	37.50	200.20	176.90	43.61	38.24

_________________

[1]	Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

	American Stock Exchange		Tel Aviv Stock Exchange
2004 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]
March 31	60.73	53.01	267.10	234.90	60.33	52.10

June 30	57.25	51.30	257.30	235.70	56.65	51.26

September 30	56.40	48.75	255.20	224.70	56.95	49.49

December 31	59.00	49.20	256.90	217.60	59.21	48.72

	American Stock Exchange		Tel Aviv Stock Exchange
2003 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]
March 31	35.50	29.22	165.20	143.60	35.25	30.01

June 30	46.12	35.65	200.00	163.30	46.38	35.66

September 30	47.20	41.10	205.70	178.60	46.19	40.31

December 31	54.66	45.00	239.00	197.50	54.58	44.56

Last full six months prior to filing of this report:

	American Stock Exchange		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$[1]
May 2006	52.12	46.41	237.00	208.00	53.01	46.09

April 2006	47.99	41.52	219.90	195.70	48.83	42.43

March 2006	45.15	42.00	209.50	197.50	44.55	42.34

February 2006	48.44	44.75	222.80	209.40	47.49	44.50

January 2006	49.23	47.30	227.00	200.20	49.60	43.49

December 2005	44.00	38.75	200.20	184.10	43.61	39.49

_________________

[1]	Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

ITEM 10 — ADDITIONAL INFORMATION

A.      Share Capital

        Not applicable to Annual Reports.

B.      Memorandum and Articles of Association

        The Company was registered under Israeli law on February 10, 1951 and its registration number with the Israeli registrar of companies is 52-001838-3.

The Memorandum of Association and Articles of Association are attached as exhibits 1.1, 1.2 to this Annual Report.Objects of the Company

        As indicated in Article 5 of the Company’s Articles, the Company may, at any time, engage in any branch or kind of business in which it is, expressly or by implication, authorized to engage in accordance with the Articles. The Company may also cease to engage in such businesses, whether or not it has commenced to engage in such branch or kind of business.

Director’s Personal Interest

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

        If the transaction is an extraordinary transaction, the procedure of approval is as described below. Under Israeli law, an extraordinary transaction is a transaction other than in the ordinary course of business, otherwise than on market terms or that is likely to have a material impact on the company’s profitability, assets or liabilities.

        Subject to the restrictions of the Israeli Companies Law, a director is entitled to participate in the deliberations and vote with regard to the approval of transactions in which he has a personal interest. A director is not entitled to participate and vote with regard to the approval of an extraordinary transaction in which he has a personal interest, the approval of indemnity, exemption or insurance of the directors or the approval of the directors’ compensation. If a majority of the directors have a personal interest in a certain decision, they may participate and vote but the issue must be approved also by the audit committee and by the shareholders. If the controlling shareholder has a personal interest in an extraordinary transaction, the issue must be approved also by the audit committee and the shareholders.

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

The Shares –Rights and Restrictions

        All of the Company’s shares are ordinary shares. Every ordinary share in the capital of the Company is of equal rights, for all intents and purposes, to every other ordinary share, including the right to dividends, to bonus shares and to participation in the surplus assets of the Company upon liquidation, proportionately to the par value of each share, without taking into consideration any premium paid in respect thereof, all the aforesaid subject to the provisions of the Articles.

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

        Dividends on the Company’s ordinary shares may be paid only out of retained earnings, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or profits accrued over a period of two years, whichever is higher.

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

        Furthermore, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the Articles, has the power to appoint or to prevent the appointment of an officer in the Company or any other power toward the Company is under a duty to act in fairness toward the Company. The Israeli

Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

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

Shareholders Meeting

        The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the Board. Any other General Meeting is referred to as a “Special Meeting”.

        A notice of a General Meeting shall be published in at least two widely distributed daily newspapers published in Hebrew. The notice shall be published at least twenty-one days prior to the convocation of the meeting. In addition the Company provides a notice of the meeting and related proxy statement in English to the holders of its Ordinary Shares listed on the records of the Company’s registrar and stock transfer agent in the United States.

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

        Each shareholder holding at least one percent (1%) of the voting rights is entitled to request the Board to include in the agenda any issue, provided that this issue is suitable to be discussed in a General Meeting.

        No business shall be transacted at any General Meeting unless a quorum is present at the time the meeting proceeds to business. A quorum shall be constituted when two shareholders, holding collectively at least twenty five percent (25%) of the voting rights, are present in person or by proxy within half an hour from the time appointed for commencement of the meeting, unless otherwise determined in the Articles.

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

        A shareholder is entitled to vote at a General Meeting or class meeting, in person, or by proxy or by proxy card. A voting proxy need not be a shareholder of the Company.

        The above shall also apply to any person entitled to shares, provided that at least forty eight hours before the time for the meeting or the adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of his right to vote such shares unless the Company shall have previously recognized his right to vote the shares at such meeting.

        The instrument appointing a proxy (hereinafter “Proxy Appointment”) shall be in writing signed by the principal, or if the principal is a corporation the proxy appointment shall be in writing and signed by authorized signatories of the corporation. The Board is entitled to demand that prior to the holding of the meeting, there shall be produced to the Company a confirmation in writing of the authority of signatories to bind the corporation to the satisfaction of the Board. The Board may also issue provisions and procedures relating to such matters.

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

        According to an amendment in the Israeli Companies Law , a shareholder is also entitled, in certain issues, to vote by a proxy card.

        Each ordinary share entitles the holder thereof to participate at a General Meeting of the Company and to one vote at a poll.

Right of Non-Israeli Shareholders to Vote

        There is no limitation on the right of non-resident or foreign owners of any class of the Company’s securities to hold or to vote according to the rights vested in such securities.

Change of Control

        Under the Articles, the approval of merger as provided in the Israeli Companies Law is subject to a simple majority at the General Meeting or class meeting, as the case may be, all the aforesaid subject to the applicable provisions of any law. It is also subject to the approval of the boards of the merging companies.

        For purposes of shareholders’ approval, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by shareholders voting at the general meeting, other than the shareholders who are also shareholders in the other merging company whose shares are held by the other merging company, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors in the other merging company, vote against the merger. Upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 30 days have passed from the data that the merger was approved at the general meeting of all the merging companies and at least 50 days have passed from the time that a proposal of the merger has been filed with the Israeli Registrar of Companies.

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

        If following any acquisition of shares, the acquirer will hold 90% or more of the company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be sold to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

        Under the Israeli Securities Act 1968, any major shareholder who is the beneficial owner of more then 5% of the Company’s equity capital or voting securities is required to report this fact and any change in his holding to the Israeli Securities Authority.

C.     Material Contracts

•	In the beginning of 2006, companies in the Group signed a three year agreement with “Delek”, for the purchase of fuel and oil for current use, in an aggregated amount of NIS 60 million per year for all the companies in the Group. This agreement will replace former agreements in similar amounts.

•	On July 29, 2005 the Company signed an agreement in London, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

•	In 2004 the Company granted an undertaking of indemnification to officers and directors of the Company, pursuant to which the Company is undertaking to indemnify them according to the conditions specified in a Letter of Indemnification provided, that the amount of indemnification will not exceed a cumulative amount that is the equivalent of 25% of the Company’s equity according to the last (consolidated) financial statements that will be published before the date of the de facto grant of indemnification.

D.      Exchange Controls

        Foreign Exchange Regulations

        There are no Israeli governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group’s operations, except as otherwise set forth in the paragraph below regarding taxation.

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

        On July 24, 2002, the Israeli Knesset enacted income tax reform legislation, commonly referred to as the “2003 Tax Reform”. The 2003 Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The Tax 2003 Reform has also resulted in significant amendment of the international taxation provisions, and new provisions concerning the taxation of capital markets including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by Israeli individuals from the sale of securities traded on the Tel-Aviv Stock Exchange).

        Relatively short time after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes in Israeli tax law. Inter alia, The 2006 Tax Reform includes a gradual reduction of income tax rates for both individuals and corporations over the years through 2010, and outlined a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. Most of the amendments to the tax law are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

        Various issues related to the 2003 Tax Reform and the 2006 Tax Reform remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

        Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Approved Enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 20%. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the tax paid by the company when the dividend is paid of these profits – 25% tax).

        Generally, under the Tax Treaty Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (“US Treaty”) the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the US Treaty) will be 25%. Due to the fact that a tax rate of 25% is higher than the maximum Israeli tax rate on dividends pursuant to the 2006 Tax Reform, the maximum tax rate should be 20%. . However, when a U.S. tax resident corporation is the recipient of the dividend, the rate on a dividend out of regular (non-Approved Enterprise) profits may be reduced to 12.5% under the treaty, where the following conditions are met:

(a)	the recipient corporation owns at least 10% of the outstanding voting rights of the Company for all of the period preceding the dividend during the Company’s current and prior taxable year; and

(b)	generally not more than 25% of the gross income of the paying corporation for its prior tax year consists of certain interest and dividend income.

        Otherwise, the usual rates apply.

        United States individual citizens and residents and U.S. corporations generally will be required to include in their gross income the full amount of dividends received from the Company with respect to the Ordinary Shares owned by them, including the amount withheld as Israeli income tax. Subject to the limitations and conditions provided in the Internal Revenue Code of 1986, as amended (the “Code”), such persons may be eligible to claim a credit for such withheld amounts against their United States federal income tax liability. As an alternative, the persons enumerated above (provided such persons, in the case of individual taxpayers, itemize their deductions) may elect to deduct such withheld tax from their gross income in determining taxable income (subject to applicable limitations on the deductions claimed by individuals). However, such a credit or deduction may be limited for U.S. alternative minimum tax purposes, depending on the taxpayer’s specific circumstances.

        Dividend payments on the Ordinary Shares will not be eligible for a dividends received deduction generally allowed to United States corporations under the Code.

Income Taxes on Dividends Distributed by the Company to Israeli Residents

        The distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 20% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company, to both individuals and corporations, is subject to withholding tax at the rate of 15% (in excess of the tax paid by the company when the dividend is paid of these profits – 25% tax).

In addition, If an Individual Israeli shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not source from Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20%.

Tax on Capital Gains of Shareholders — General

        Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain accrued at the sale of an asset purchased on or after January 1, 2003 is generally taxed at a 20% rate for individuals and 25% for corporations. Inflationary Surplus, that accrued after December 31, 1993, is exempt from tax.

        In July 2005 the Israeli Parliament approved a Reform in the Israeli taxation law, which among other decreases the corporate tax gradually from 31% in 2006 to 25% in 2010.

        Pursuant to this amendment the Israeli Income Tax Ordinance that was enacted in July 2005, the corporate tax rate is to be gradually reduced from 31% to 25%, in the following manner: the tax rate for 2006 will be – 31%, , in 2007 — 29% in 2008 – 27%, in 2009 – 26%, in 2010 and onwards – 25%. The maximum tax rate for individuals is 49% and shall also be gradually reduced to 44% in 2010 and onwards. These rates are subject to the provisions of any applicable bilateral double taxation treaty. Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets.

Capital gains – Israeli Individuals

        The shareholder will generally be subject to tax at 20% rate on realized real capital gain accrued from January 1, 2003 and thereafter. To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25% (until otherwise stipulated in bylaws that may be published in the future).

        If such shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate will be 25%.

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

        It should be noted hat different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

Capital gains – Israeli Corporations

        It should be noted that different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

Corporations which are subject to the Inflationary Adjustments Law

The shareholder will be subject to tax at the corporate tax rate on realized real capital gain (currently 31% in 2006).

Corporations which are not subject to the Inflationary Adjustments Law

Generally, the shareholder will be subject to tax at the corporate tax rate of 25% on realized real capital gains.

Capital gains – non-Israeli residents (Individuals and Corporations)

        Non-Israeli residents are generally exempt from capital gains tax on any gains derived from the sale of shares publicly traded on the Tel Aviv Stock Exchange provided, however, that such capital gains are not derived from a permanent establishment in Israel, that such shareholders are not subject to the Inflationary Adjustment Law and that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli companies will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli company, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

        It should be noted hat different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

        Notwithstanding the foregoing with respect to both Israeli and non-Israeli residents, dealers (both individuals and corporation) in securities in Israel are generally taxed at regular tax rates applicable to business income.

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

        A copy of each document (or a translation thereof to the extent not in English) concerning the Company that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at American Israeli Paper Mills Ltd., 1 Meizer Street Industrial Zone, Hadera 38100, Israel. Copies of this Annual Report and the exhibits hereto may be inspected and copied at the SEC’s Public Reference Room at NW, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

ITEM 11 — QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates – on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes possess an influence on the Company’s results.

        The Company’s Board of Directors determines the policy according to which financial instruments are employed and defines the objectives to be attained, taking into account the Group’s linkage balance sheet and the impact of changes in various currencies and in the Consumer Price Index on the Company’s cash flows and on its financial statements.

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

        As of December 31, 2005 AIPM owns CPI-linked long-term loans (notes) in the total sum of about NIS 235 million. The interest on such loans is not higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in AIPM’s financial statements, due to the surplus of CPI-linked liabilities.

        In order to hedge this exposure, AIPM has entered into forward transactions, as at December 31, 2005 for hedging NIS 230 million against a rise in the CPI until December 2006. These transactions serve to replace hedging transactions of NIS 200 million that terminated in late 2005.

Credit Risks

        The Company’s and its subsidiaries’ cash and cash equivalents and the short-term deposits as of December 31, 2005 are deposited mainly with major Israeli banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

        Most of these companies’ sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. The Company believes that an appropriate allowance for doubtful debts is included in the financial statements.

Fair Value of Financial Instruments

        The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

        The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2005, aggregating NIS 72,331,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b), since their value cannot be reliably determined so long as they have no repayment dates.

Quantitative Information Regarding Market Risk

        The following are the balance-sheet components by linkage bases at December 31, 2005:

	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-monetary items	Total
Assets
Cash and cash equivalents	2.6		5.7		8.3
Short-term deposits and invest	11.4				11.4
Other accounts receivable	189.9	0.2	55.3	11.1	256.5
Inventories				64.0	64.0
Investments in associated companies	63.1		9.2	356.7	429.0
Deferred taxes on income				5.7	5.7
Fixed assets, net				379.9	379.9
Deferred expenses, net of accrued amortization				1.0	1.0

Total assets	267.0	0.2	70.2	818.4	1,155.8

Liabilities
Short-term credit from banks and from others	93.2				93.2
Accounts payable	214.1	0.9	11.0		226.0
Deferred taxes on income				45.8	45.8
Notes (bonds) - including current maturities		234.6			234.6
Other liabilities - including current maturities	32.8				32.8
Shareholders' equity, funds and retained
earnings				523.4	523.4

Total liabilities and equity	340.1	235.5	11.0	569.2	1,155.8

Surplus financial assets (liabilities) as at
December 31, 2005	(73.1)	(235.3)	59.2	249.2	-

ITEM 12 — DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable to Annual Reports

ITEM 13 — DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 — MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15 — CONTROLS AND PROCEDURES

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer (CEO — the Company’s senior executive officer) and Chief Financial Officer (CFO – the Company’s senior financial officer), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Furthermore, management necessarily was required to use its judgment in evaluating the cost to benefit relationship of possible disclosure controls and procedures. As of the end of the period covered by of this report, the Company performed an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. The evaluation was performed with the participation of senior management of each business segment and key corporate functions, and under the supervision of the CEO and CFO. Based on the evaluation, the Company’s management, including the CEO and CFO, concluded that the Company’s disclosure controls and procedures were effective. There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect internal controls after the date the Company completed the evaluation.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Amos Mar-Haim a member of the Registrant’s Audit Committee, is Audit Committee Financial Experts under the applicable rules and regulations of the SEC. Amos Mar-Haim is “independent”, as that term is defined in the American Stock Exchange listing standards.

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company’s legitimate business interests. The Company encourages all of itsofficers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Hadera, Israel.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Kesselman & Kesselman, an affiliate of PricewaterhouseCoopers. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Additional services from Kesselman & Kesselman and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

        All audit-related and non-audit-related services performed by Kesselman & Kesselman during 2005 were reported to, and the services proposed to be provided by them during 2006 pre-approved by the Audit Committee, in accordance with the procedures outlined above.

        The total fees paid by the Company to Kesselman & Kesselman for all services, described above, including audit services, amounted to $120 thousand in 2005, similar to 2004.

        The Company’s independent auditor provided additional services in 2005, related to consulting and guidance regarding the establishment of processes pursuant to Section 404 of the Sarbanes Oxley Act in the USA, in return for which a fee of $30 thousand was paid.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2005.

PART III

ITEM 17 – FINANCIAL STATEMENTS

        The Company prepares its financial statements in accordance with Israeli GAAP. The differences between Israeli GAAP and U.S. GAAP, as it relates to the Company, are described below:

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

2) The opening balances for 1994 are the balances presented in the Company’s balance sheet at December 31, 1993;

3) Transactions performed from January 1, 1994 are presented on the basis of their original amounts in Israeli currency.

        The term “Re-measured NIS” signifies the currency used for FASB 52 purposes, as described above.

        As to the effect of application of these rules – see (i) below.

        As to the discontinuance of the adjustment of the financial statements under Israeli GAAP, to the exchange rate of the dollar as from January 2004, see not 1b to the financial statements.

b.	Deferred income taxes

        Under Israeli GAAP, no deferred taxes have been provided through December 31, 2004 in respect of certain long-lived (more than 20 years) assets, such as buildings and land. Under U.S. GAAP, in accordance with the provisions of FAS 109, income taxes are to be provided for any assets that have a different basis for financial reporting and income tax purposes. Following the adoption of Israeli Standard No. 19 in 2005, except for land that originated from business combinations consummated prior to January 1, 2005, these differences no longer exist.

        In addition, for U.S. GAAP purposes deferred taxes are to be provided for with respect to un-remitted earnings of investee companies. Under Israeli GAAP due to the Company’s policy to hold its investments in investee companies, and not to realize them, these temporary differences are considered differences permanent in duration for which deferred taxes are not provided for.

        Through 1999, as long as the main investments of the Company were subsidiaries which were controlled by the Company, the Company did not provide for deferred taxes also for U.S. GAAP reporting purposes, since those differences were deemed to be not taxable due to the tax free inter-company dividend distribution law in Israel and tax planning on its behalf, accordingly.

        As from 2000, due to changes in certain of the Company’s investments from subsidiaries to associated companies, deferred taxes were provided for any portion that arose from investee companies sources other than pre-1993 undistributed earnings (taking into account the Company’s tax strategy).

        As to the effect of application of this treatment, see (i) below.

c.	Employee stock option plans

        Under Israeli GAAP, no compensation expenses are recorded in respect of employee stock options.

        Under U.S. GAAP, the Company accounts for employee stock based compensation using the intrinsic value-based model of accounting prescribed by Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company discloses pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

        All of the Company’s awards are considered to be variable awards; thus the difference between the price of the shares at each balance sheet date and the exercise price of such options is charged to income over the vesting period and is adjusted in subsequent periods up to the measurement date (exercise or expiration date). The amount of the difference is correspondingly presented as capital surplus.

As to new accounting pronouncement relating to share-based compensation see (L) bellow.

Pro-forma disclosure

        Had compensation cost for the employee stock options plans, been determined based on the fair value at the grant date, consistent with the method of FAS 123, the Company’s net income and earnings per share would have been changed to the pro – forma amounts indicated below:

	Year ended December 31
	2005	2004	2003
	NIS in thousands, except for per share data
Net income, as reported under U.S. GAAP	41,861	58,720	38,469
Add (deduct):
stock based employee compensation expense (reversal), included
in reported net income, net of related tax effect	(1,838)	8,458	8,132

Deduct:
stock based employee compensation expense determined under fair
value method for all awards, net of related tax effects	(939)	(3,523)	(4,055)
Pro forma net income -under U.S. GAAP	39,084	63,655	42,546
Earnings per share - under U.S. GAAP:
Basic - as reported	10.47	14.76	9.77
Basic - pro forma	9.77	16.00	10.80
Diluted - as reported	10.33	14.52	9.69
Diluted - pro forma	9.65	15.74	10.72

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. ("AMEX"). The quoted prices per share, as of December 31, 2005, are NIS 195.4 and $ 42.51 (NIS 195.67), respectively.

        A summary of the status of the Company’s plans as of December 31, 2005, 2004 and 2003, and changes during the years ended on those dates, is presented below:

	2005		2004		2003
		Weighted average exercise Price		Weighted average exercise Price		Weighted average exercise Price
Options outstanding at	Number	NIS	Number	NIS	Number	NIS
beginning of year	152,103	132.74	216,243	159.15	333,916	147.27
Changes during the year:
Exercised	(16,282)	143.38	(64,140)	153.82	(116,175)	116.37
Expired	(8,250)	178.25			(1,498)	98.62

Options outstanding at end of year	127,571	114.03	152,103	132.74	216,243	159.15

Options exercisable at year-end	*78,996	87.61	54,953	99.98	70,518	179.53

*	Represents the number of options fully vested as of December 31, 2005. Based upon the Company’s share market value as of December 31, 2005, this reflects potentially 43,583 shares regarding the options exercisable at year-end.

        The fair value of the options granted was computed by the Black-Scholes formula using the following assumptions: dividend yield of 0%; expected volatility of 30.5%; risk-free interest rate (linked to the Israeli CPI) of 4.5% and expected average life 5-5.5 years.

The following table summarizes information about options outstanding at December 31, 2005.

Options outstanding
Exercise Prices	Number outstanding at December 31, 2005	Average remaining contractual life Years	Number of options exercisable at December 31, 2005
NIS		Years
45.57	18,948	0.5	18,948
91.16	12,473	0.8	12,473
103.43	47,575	1.5	47,575
180.37	48,575	2.5

	127,571	1.7	78,996

d.	Earnings per share (“EPS”)

        Israeli GAAP relating to computation of EPS is described in note 1P to the financial statements attached.

        The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128.

        As applicable to the Company, the main difference between the two methods of EPS computation is that shares to be issued upon exercise of employee stock options (under SAR plans) are taken into account in the computation of basic EPS in Israel, whereas in the United States, in computing basic EPS, only the weighted average number of company shares actually outstanding in the reported period is taken into account, and shares to be issued upon exercise of options are included in the computation of diluted EPS. Another difference is the U.S. requirement for separate presentation — in the income statements — of basic and diluted EPS as long as they are not identical, while, in Israel, such separate presentation is only required if the difference between basic and diluted EPS is in excess of 5%.

        As to the effect of application of U.S. GAAP, see (i) below.

        Following are data relating to the weighted average number of shares for the purpose of computing basic and diluted earnings per share under U.S. GAAP:

	2005	2004	2003
Weighted average number of shares used in the
computation of basic earnings per share	3,999,910	3,978,339	3,938,035
Net additional shares from the assumed exercise of
employee stock options	51,700	65,375	31,673
Weighted average number of shares used in the
computation of diluted earnings per share	4,051,610	4,043,714	3,969,708

e.	Investment in marketable equity securities accounted for by the equity method (associated company) – Carmel Container Systems (Carmel) and T.M.M. Integrated Recycling Industries Ltd (TMM)

        Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board — “Impairment of Assets” (see note 1h to the financial statements). Based on the provisions of this Standard, and as explained in note 2f to the financial statements, the Company determined that the recoverable value of the investment in Carmel exceeds its carrying value (based, among other, on its Discounted Cash Flows), and accordingly, the investment was not written down.

        Under U.S. GAAP (APB 18 — “The Equity Method of Accounting for Investments in Common Stock”) and SEC Staff Accounting Bulletin (SAB) No. 59 (“Accounting for Noncurrent Marketable Equity Securities”), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2003, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, among other, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2003.

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

        Under US GAAP- Since there is no goodwill or non amortizable assets, the impairment is attributed only to Carmel’s fixed assets; therefore the Company amortizes the impairment at the rates applicable to Carmel’s fixed assets. The amortization of the impairment, as above, resulted in an increase in the share in profits of the associated company amounting to NIS 1,699 thousands in 2005.

        Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board — “Impairment of Assets” (see note 1h to the financial statements). Based on the provisions of this Standard, and as explained in note 2g to the financial statements, the Company determined that the recoverable value of the investment in TMM based on an outside appraiser exceeds its carrying value (based, among other, on its Discounted Cash Flows), and accordingly, the investment was not written down.

        Under U.S. GAAP (APB 18 — “The Equity Method of Accounting for Investments in Common Stock”) and SEC Staff Accounting Bulletin (SAB) No. 59 (“Accounting for Noncurrent Marketable Equity Securities”), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2005, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, mainly, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2005.

        Therefore, although according to the Israeli GAAP the recoverable value of this investment exceeds its carrying value (see above) under U.S. GAAP and SEC rules described above, the decline in the market value of TMM shares was the significant factor in determining other than temporary decline. Accordingly, for U.S.GAAP reporting, since the decline in the market value of TMM was long and extensive, the Company reduced the carrying value of this investment to its market value as of December 31, 2005 and recorded an impairment loss amounting NIS 10,000,000 (see also share in profits of associated companies under U.S. GAAP in Item 3 above).

f.	Statements of income presentation

        Under Israeli GAAP, the Company included, in the statements of income for the year ended December 31, 2003, under “other income” – gain from sale of apartments.

        Under U.S. GAAP, income from sale of apartments should be classified as part of operating income.

        These adjustments were included in the reconciliation to the U.S. GAAP (see operating income under U.S. GAAP in Item 3 above).

g.	Accounting for guarantees

        The Group’s applies for U.S. GAAP purposes the provisions of FASB interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ” (“FIN 45”).

FIN 45 applies to guarantees either granted or amended after December 31, 2002. Applying FIN 45 has not had material effect on the Company.

h.	Other Information

1.	Supplemental disclosure on employee rights upon retirement

        The Company and its subsidiaries expects to contribute in 2006 NIS 8,813 thousands to the provident funds and to the insurance companies in respect of its severance pay obligations.

2.	Reclassification

        During 2005, the Company reclassified inventory of NIS 23,262 thousands (2004-NIS 20,833 thousands) to fixed assets on the basis that the spare parts for the machinery and equipment were not for current use and should be classified as non-current assets. The company has not changed the accounting for such inventory, other than to reclassify for all periods presented.

i.	The effect of applying U.S. GAAP on the consolidated financial statements is as follows:

1)	Consolidated statement of income figures:

	Year ended December 31
	2005	2004	2003
	NIS in thousands (except per share data)
Net income, as reported according to Israeli GAAP	45,715	62,732	60,047
Effect of treatment of the following items in accordance with U.S. GAAP:
Functional currency	6,490	2,385	5,834
Deferred income taxes - net	(3,961)	(2,080)	(4,703)
Reconciliation resulting from our share in the adjustments of the associated companies	80	2,442	2,409
Other then temporary impairment of an investment in associated companies	(10,000)		(16,986)
Amortization of other then temporary impairment of an investment in
an associated company	1,699	1,699
Applying APB 25 in respect of employee stock options:
Gross amount	3,093	(12,660)	(12,705)
Deferred taxes	(1,255)	4,202	4,573
Net income under U.S. GAAP	41,861	58,720	38,469
Earnings per share:

Under Israeli GAAP - net income per NIS 1 of par value of shares - Primary*	1,127	1,544	1,494
Under U.S. GAAP - per share:
Basic	10.47	14.76	9.77
Diluted	10.33	14.52	9.69
*	Each NIS 1 par value is composed of 100 ordinary shares of NIS 0.01 par value.

2)	Shareholders’ equity:

	December 31
	2005	2004
	In thousands
Shareholders' equity according to Israeli GAAP	523,384	575,313
Effect of treatment of the following items in accordance with US GAAP:
Functional currency	(45,840)	*(52,611)
Other then temporary impairment of an investment in an associated companies,
net of amortization	(23,588)	(15,287)
Deferred income taxes	7,450	*13,067

Shareholders' equity under US GAAP	461,406	520,482

* Reclassified

3)	Consolidated balance sheet figures:

	D e c e m b e r 3 1
	2005		2004
	NIS	Re-measured NIS	NIS	Re-measured NIS
	In thousands
Assets	As Reported Under Israeli GAAP	Under U.S. GAAP	As Reported Under Israeli GAAP	Under U.S. GAAP
Inventories	63,999	59,885	*62,387	*56,449

Investment in associated companies	428,957	407,971	*431,241	*418,276

Fixed assets - net	379,934	340,914	*345,239	*300,746
Liabilities and shareholders' equity
Deferred taxes - net	33,022	31,077	40,693	33,132
Shareholders' equity	523,384	461,406	575,313	520,482
*	Reclassified

j.	Statement of cash flows

        The Company presents its cash flow information, under Israeli GAAP net of the effects of inflation.

        The information to be included under US GAAP for the years ended December 31, 2003, 2004 and 2005 is presented below:

	2005	2004	2003
	NIS
	In thousands
Net cash provided by operating activities	94,143	*30,096	53,895
Net cash used in investing activities	(19,868)	(42,043)	(32,261)
Net cash provided by (used in) financing activities	(73,770)	(138,946)	125,517
Effect of inflation and exchange difference on
cash and cash equivalent		*	5,649

Increase (decrease) in cash and cash
Equivalents	505	(150,893)	152,800
Balance of cash and cash equivalents
at beginning of year	7,813	158,706	5,906

Balance of cash and cash equivalents
at end of year	8,318	7,813	158,706

*	Reclassified

        Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of, marketable securities classified as a “current investment” are presented as investing activities in the statements of cash flows, while under U.S. GAAP, these securities should be classified as operating activities.

k.	Reporting comprehensive Income

In addition to net income, comprehensive income includes translation of foreign currency financial statements of an investee company, as follows:

	Year Ended December 31
	2005	2004
	Re-measured NIS in thousands
Net income under U.S. GAAP	41,861	58,720
Differences from translation of foreign currency
financial statements of an investee company	2,195	(1,288)
Comprehensive income	44,056	57,432

As of December 31, 2005 the accumulated other comprehensive income aggregates to 825 re-measured NIS, in thousands.

Under Israeli GAAP, translation differences are carried as a separate component in the balance sheet among “shareholders’ equity”, while under U.S. GAAP such differences are included in “other comprehensive income” under the provisions of FAS 130.

L.	Recently issued accounting pronouncements in the United States:

1)	FAS 123 (revised 2004)Share-based Payment

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (FAS 123R), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. In March 2005, the SEC issued staff Accounting Bulletin No. 107. (SAB 107) regarding the SEC’s interpretation of FAS 123R.

This Statement eliminates the ability to account for employee share-based payment transactions using APB 25, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement will be effective as of the beginning of the first annual reporting period that begins after June 15, 2005. Early adoption of FAS 123R is encouraged. The company decided to adopt this statement on January 1, 2006. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123 (see also c. above).

        The Company expects that upon the adoption of FAS 123R, it will apply the modified prospective application transition method, as permitted by the statement. Under such transition method, upon the adoption of FAS 123R, the new standard will be implemented as from the first quarter of 2006, with no restatement of prior periods. Taking into account the transition method adopted by the Company, the Company expects that the effect of applying this statement on the Company’s results of operations in 2006 as it relates to existing option plans would not be materially different from the FAS 123 pro forma effect previously reported. The balance of unamortized compensation before taxation and any adjustment for forfeitures of options at December 31, 2005 amounted to approximately 300 thousands NIS. The cumulative effect upon adoption is not expected to be material to the Company’s financial statements and results from operations.

2)	FAS 151 Inventory Costs — an amendment of ARB 43, Chapter 4

In November 2004, the FASB issued FAS No. 151, “Inventory Costs — an amendment of ARB 43, Chapter 4” (FAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This Statement requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (January 1, 2006 for the Company). Earlier application of FAS 151 is permitted. The provisions of this Statement shall be applied prospectively. The Company does not expect this Statement to have a material effect on the Company’s financial statements or its results of operations.

3)	FAS 154 — Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3

In June 2005, the Financial Accounting Standards Board issued FAS No. 154,“Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3". This Statement generally requires retrospective application to prior periods’ financial statements of changes in accounting principle. Previously, Opinion No. 20 required that most voluntary changes in accounting principle were recognized by including the cumulative effect of changing to the new accounting principle in net income of the period of the change. FAS 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005 (January 1, 2006 for the company). The Company does not expect the adoption of this statement will have a material impact on the Company’s financial statements or its results of operations.

4)	FAS 155 — Accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140

In February 2006, the FASB issued FAS 155, accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140. This statement permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted as of the beginning of an entity’s fiscal year, provided that no interim period financial statements have been issued for the financial year. The Company is currently evaluating the impact of this statement if any, on the Company’s financial statements or its results of operations.

5)	FAS 156 – Accounting for servicing of Financial Assets – an amendment of FASB Statement No. 140

In March 2006 the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Reporting No. 156 (“SFAS 156”). This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities, and is effective for financial periods beginning after September 15, 2006. The Company does not currently engage in transfers of financial fixed assets and accordingly does not anticipate that the adoption of this statement will have a material impact on its financial statements.

6)	EITF 04-13 “Accounting for Purchases and Sales of Inventory with the Same Counterparty”

In September 2005, the EITF issued EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.”  EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction.  EITF 04-13 also provides guidance as to when a non monetary exchange of inventory should be accounted for at fair value.  EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring as of the beginning of the first interim or annual reporting period after March 15, 2006.  The application of EITF 04-13 is not expected to have a significant impact on the Company’s financial statements.

Schedule – Valuation and Qualifying Accounts

Three Years Ended December 31, 2005

(NIS in thousands)

Column A	Column B	Column C	Column D	Column E
	Balance at beginning of period	Additions (reductions) charged to expenses	Deductions	Balance at end of period
Allowance for doubtful accounts:
Year ended December 31, 2005	16,148	840	(74)	16,914

Year ended December 31, 2004	13,696	3,102	(650)	16,148

Year ended December 31, 2003	12,752	944	--	13,696

ITEM 19 — EXHIBITS

(a)	The following financial statements and supporting documents are filed with this report:

(i)	Consolidated Audited Financial Statements of the Company for the year ended December 31, 2005 (including Reports of Independent Registered Public Accounting Firms).

(ii)	Financial statements of Mondi Business Paper Hadera Ltd. for the year ended December 31, 2005.

(iii)	Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2005.

(iv)	Report of Independent Registered Public Accounting Firms on Schedule on Valuation and Qualifying Accounts and Schedule.

(v)	Report of Independent Registered Public Accounting Firms on reconciliation to U.S. GAAP.

(b)	Exhibits:

1.1*	Memorandum of Association

1.2**	Articles of Association

3.1***	Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd.

31.1	Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.

31.2	Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 1987, file No. 1-4212, and incorporated by reference herein.

**	Filed herewith.

***	Incorporated by reference to the exhibit number 3.1 in the Company’s form 20-F for the year ended December 31, 1987.

SIGNATURES

        Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LIMITED
By: /s/ Lea Katz Name: Lea Katz Title: Corporate Secretary

Dated: June 28, 2006

EXHIBIT INDEX

1.1*	Memorandum of Association
1.2**	Articles of Association
3.1***	Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd.
31.1	Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 1987, file No. 1-4212, and incorporated by reference herein.

**	Filed herewith.

**	Incorporated by reference to the exhibit number 3.1 in the Company's form 20-F for the year ended

Exhibit 19(a)(i)

AMERICAN ISRAELI PAPER MILLS LIMITED

2005 CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN ISRAELI PAPER MILLS LIMITED

2005 CONSOLIDATED FINANCIAL STATEMENTS

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2
CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	3-4
Statements of income	5
Statements of changes in shareholders' equity	6
Statements of cash flows	7-9
Notes to financial statements	10-44
SCHEDULE - DETAILS OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	45

Report of Independent Registered Public Accounting Firm

To the shareholders of
AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter — the Company) and its subsidiaries as of December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2005 and 2004 is NIS 352.7 million and NIS 353.1 million, respectively, and the Company’s share in excess of profits over losses of which is a net amount of NIS 19.2 million, NIS 25 million and NIS 28.2 million for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those companies were audited by other Independent registered Public Accounting Firm whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted (“GAAP”) in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993 (see also note 1).

As explained in note 1b, the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on, the above date are presented in values that have been adjusted for the changes in the exchange rate of the U.S. dollar through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel
March 16, 2006

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED BALANCE SHEETS

		DECEMBER 31
	NOTE	2005	2004
	NIS IN THOUSANDS (SEE NOTE 1B.)
ASSETS
CURRENT ASSETS:	8
Cash and cash equivalents	1o	8,318	7,813
Short-term investments	10a;1f	11,416	62,464
Accounts receivable:	10b
Trade		150,409	143,275
Other		106,124	101,840
Inventories	10c	63,999	*62,387

Total current assets		340,266	377,779

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Investments in associated companies	2;8	428,957	*431,241
Deferred income taxes	7f	5,655	6,511

		434,612	437,752

FIXED ASSETS:	3
Cost		1,057,911	*995,295
Less - accumulated depreciation		677,977	650,056

		379,934	345,239

DEFERRED CHARGES,
net of accumulated amortization	1i	946	1,106

Total assets		1,155,758	1,161,876

*Reclassified

/s/ Yaki Yerushalmi	)
YAKI YERUSHALMI	)	CHAIRMAN OF THE BOARD OF DIRECTORS
/s/ Avi Brener	)
AVI BRENER	)	CHIEF EXECUTIVE OFFICER
/s/ Israel Eldar	)
ISRAEL ELDAR	)	CONTROLLER

Date of approval of the financial statements: March 16, 2006

		DECEMBER 31
	NOTE	2005	2004
	NIS IN THOUSANDS (SEE NOTE 1B.)
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:	8
Credit from banks	10d	93,171	112,684
Current maturities of long-term notes	4a	6,827	6,648
Accounts payable and accruals:	10e
Trade		90,512	87,556
Dividend payable		50,093
Other		85,407	*65,844

Total current liabilities		326,010	272,732

LONG-TERM LIABILITIES:
Deferred income taxes	7f	45,783	52,562
Loans and other liability
(net of current maturities):	4;8
Notes		227,811	228,499
Other liability		32,770	32,770

Total long-term liability		306,364	313,831

COMMITMENTS AND CONTINGENT LIABILITIES	9
Total liabilities		632,374	586,563

SHAREHOLDERS' EQUITY:	6
Share capital (ordinary shares of NIS 0.01 par value:		125,257	125,257
authorized - 20,000,000 shares; issued and paid:
December 31, 2005 and 2004 - 4,002,205 and
3,996,674 shares, respectively)
Capital surplus		90,060	90,060
Capital surplus resulting from tax benefit on exercise
of employee options		401
Differences from translation of foreign currency
financial statements of associated companies		(813)	(2,807)
Retained earnings		308,479	362,803

		523,384	575,313

Total liabilities and shareholders' equity		1,155,758	1,161,876

*Reclassified

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	NOTE	2005	2004	2003
		NIS IN THOUSANDS (SEE NOTE 1B.)
SALES - net	10f;14	482,461	482,854	465,092
COST OF SALES	10g	383,179	375,904	362,185

GROSS PROFIT		99,282	106,950	102,907

SELLING, MARKETING, ADMINISTRATIVE
AND GENERAL EXPENSES:	10h
Selling and marketing		30,482	30,595	31,324
Administrative and general		21,018	22,425	24,999

		51,500	53,020	56,323

INCOME FROM ORDINARY OPERATIONS		47,782	53,930	46,584
FINANCIAL EXPENSES - net	10i	12,490	13,118	15,989
OTHER INCOME	10j			1,609

INCOME BEFORE TAXES ON INCOME		35,292	40,812	32,204
TAXES ON INCOME	7	5,991	3,152	7,706

INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIARIES		29,301	37,660	24,498
SHARE IN PROFITS OF ASSOCIATED
COMPANIES - net	2	16,414	25,072	35,549

NET INCOME FOR THE YEAR		45,715	62,732	60,047

NIS
NET INCOME PER NIS 1 OF PAR VALUE
OF SHARES	1p;11	1,127	1,544	1,494

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

AMERICAN ISRAELI PAPER MILLS LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	SHARE CAPITAL	CAPITAL SURPLUSES	CAPITAL SURPLUS RESULTING FROM TAX BENEFIT ON EXERCISE OF EMPLOYEE OPTIONS	DIFFERENCES FROM TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL
	NIS IN THOUSANDS (SEE NOTE 1B.)
BALANCE AT JANUARY 1, 2003	125,256	90,060		(3,482)	439,116	650,950
CHANGES IN 2003:
Net income					60,047	60,047
Dividend paid					(99,128)	(99,128)
Exercise of employee options
into shares	1					1
Differences from currency
translation resulting from
translation of financial
statements of associated companies				2,360		2,360

BALANCE AT DECEMBER 31, 2003	125,257	90,060		(1,122)	400,035	614,230
CHANGES IN 2004:
Net income					62,732	62,732
Dividend paid					(99,964)	(99,964)
Exercise of employee options
into shares	*					*
Differences from currency translation
resulting from translation of
financial statements of associated
companies				(1,685)		(1,685)

BALANCE AT DECEMBER 31, 2004	125,257	90,060		(2,807)	362,803	575,313
CHANGES IN 2005:
Net income					45,715	45,715
Dividend **					(100,039)	(100,039)
Exercise of employee options
into shares	*		401			401
Differences from currency translation
resulting from translation of
financial statements of
associated companies				1,994		1,994

BALANCE AT DECEMBER 31, 2005	125,257	90,060	401	(813)	308,479	523,384

*	Represents an amount less than NIS 1,000.

**	Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

(Continued) — 1

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
	NIS IN THOUSANDS (SEE NOTE 1B.)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	45,715	62,732	60,047
Adjustments to reconcile net income to
net cash provided by operating activities (A)	42,845	(15,637)	(7,396)

Net cash provided by operating activities	88,560	47,095	52,651

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(71,080)	(30,952)	(29,247)
Short-term investments	51,003	(42,000)	(20,000)
Associated companies:
Granting of loans	(2,744)	(779)	(8,241)
Collection of loans		13,688	21,895
Proceeds from sale of subsidiary consolidated in the past (B)	2,004
Proceeds from sale of fixed assets	6,532	1,001	3,332

Net cash used in investing activities	(14,285)	(59,042)	(32,261)

CASH FLOWS FROM FINANCING ACTIVITIES:
Notes issuance, net of issuance expenses of NIS 800,000			198,909
Consideration in respect of the exercise of options by employees			1
Receipt of long-term loans from others	1,746
Repayment of long-term loans from banks and others	(277)	(383)	(762)
Redemption of notes	(6,680)	(6,666)	(6,770)
Dividend paid	(49,946)	(99,964)	(99,128)
Short-term credit from banks - net	(18,613)	(31,933)	40,606

Net cash provided by (used in) financing activities	(73,770)	(138,946)	132,856

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	505	(150,893)	153,246
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	7,813	158,706	5,460

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	8,318	7,813	158,706

(Continued) — 2

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
	NIS IN THOUSANDS (SEE NOTE 1B.)
(A) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY
OPERATING ACTIVITIES:
Income and expenses not involving cash flows:
Share in profits of associated companies - net	(16,414)	(25,072)	(35,549)
Dividend received from associated company	21,761		16,391
Depreciation and amortization	31,604	28,633	28,247
Deferred income taxes - net	(7,671)	(10,096)	3,471
Capital losses (gains) on:
Sale of fixed assets	(3,570)	508	(2,054)
Sale of subsidiary consolidated in the past (B)	(874)
Losses (gains) on short-term deposits and investments	45	(464)
Linkage and exchange differences (erosion) on principal of
long-term loans from banks and others - net	(111)	(26)	79
Linkage differences on principal of notes	6,171	2,184	3,110
Linkage differences on principal of long-term loans granted
to associated companies	(975)	(721)	(1,101)
Appreciation of a long-term capital note granted to
an associated company			2,477

	29,966	(5,054)	15,071

Changes in operating asset and liability items:
Increase in trade receivables	(7,162)	(2,279)	(9,260)
Increase in other receivables
(excluding deferred income taxes)	(1,587)	(12,037)	(8,935)
Decrease (increase) in inventories	(1,612)	7,434	(159)
Increase (decrease) in trade payables	3,018	2,954	(14,653)
Increase (decrease) in other payables and accruals	20,222	(6,655)	10,540

	12,879	(10,583)	(22,467)

	42,845	(15,637)	(7,396)

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	1,559	3,242	11,553

Interest paid	15,828	20,697	11,335

(Concluded) — 3

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

2005
NIS IN THOUSANDS (SEE NOTE 1B.)
(B) PROCEEDS FROM SALE OF SUBSIDIARY CONSOLIDATED IN THE PAST - see also note 10h:
Assets and liabilities of the subsidiary consolidated in the past at the date of its sale:
Working capital (excluding cash and cash equivalents)	509
Fixed assets	1,979
Long-term liabilities	(1,358)
Capital gain from the sale	874

2,004

(C)	INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:

1)	Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.

2)	Dividend declared by an associated company in December 2005 was not paid yet. The Company’s share in this dividend amounts to NIS 2,650,000.

3)	In 2004, equipment, which the Company had found to be unsuitable for its use, was retired. The retirement was made against the cancellation of the loan made available by the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

AMERICAN ISRAELI PAPER MILLS LIMITEDNOTES
TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company’s financial statements are presented separately from these consolidated financial statements.

The significant accounting policies, which, except for the changes required by the transition to nominal financial reporting in 2004 (see b below), and the implementation for the first time of Clarification No. 7 in 2005 (see j(7) below), were applied on a consistent basis, are as follows:

A.	GENERAL:

1)	Activities of the Group

American Israeli Paper Mills Limited and its subsidiaries (hereafter — the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies — hereafter —the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 14.

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

Subsidiaries — companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

Associated companies — investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

Interested parties — as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

B.	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

The Company draws up and presents its financial statements in Israeli currency (hereafter — shekels or NIS).

1)	Transition to nominal financial reporting in 2004

With effect from January 1, 2004, the Company has adopted the provisions of Israel Accounting Standard No. 12 -“Discontinuance of Adjusting Financial Statements for Inflation” — of the Israel Accounting Standards Board (hereafter -the IASB) and, pursuant thereto, the Company has discontinued, from the aforesaid date, the adjustment of its financial statements for the changes in the exchange rate of the U.S. dollar (hereafter — the dollar) against the shekel.

The amounts adjusted for the changes in the exchange rate of the dollar against the shekel (see (2) below), presented in the financial statements as of December 31, 2003 (hereafter — “the transition date”), were used as the opening balances for the nominal financial reporting as of January 1, 2004. Additions made after the transition date have been included in the financial statements at their nominal values.

Accordingly, the amounts reported for 2003, as well as reported amounts for subsequent periods, that relate to non-monetary assets (including the depreciation and amortization thereon), investments in associated companies and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar, on the basis of the exchange rate at December 31, 2003, as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Through December 31, 2003, the Company prepared its financial statements on the basis of historical cost adjusted for the changes in the exchange rate of the dollar, (see also note 8b) as permitted under Opinion 36 of the Institute of Certified Public Accountants in Israel (hereafter — the Israeli Institute).

Through 2003, the components of the income statements were, for the most part, adjusted as follows: the components relating to transactions carried out during the reported period — sales, purchases, labor costs, etc. — were adjusted on the basis of the date on which the transaction was carried out, while those relating to non-monetary balance sheet items (mainly — changes in inventories and depreciation) were adjusted on the same basis as the related balance sheet item. The financing component represents financial income and expenses in real terms and the erosion of balances of monetary items during the year.

The investment in some of the associated companies (whose operations constitute an integral part of the Company’s operations) and the Company’s share in their operating results are recorded on the basis of the adjusted financial statements (in accordance with the provisions of Standard No. 12, as described above) of these companies. As to associated companies whose financial statements were adjusted until December 31, 2003 on the basis of the changes in the Israeli CPI, see (3) below.

2)	The amounts of non-monetary assets do not necessarily represent realization value or current economic value, but only the reported amounts of such assets, as described in (1) above. In these financial statements, the term “cost” signifies cost in reported amounts.

3)	Associated companies whose financial statements are adjusted on the basis of the changes in the Israeli CPI

For purposes of inclusion on the equity basis, until December 31, 2003, the amounts included in the financial statements of the above associated companies operating independently, were treated as follows:

Balance sheet items at the end of the year and the results of operations for the year reflect the amounts presented in the financial statements of such companies. Balance sheet items at the beginning of the year and changes in shareholders’ equity items during the year were adjusted on the basis of the changes in the exchange rate of the dollar at the beginning of the year or at the date of each change, respectively, through the end of the year. Any differences resulting from the treatment described above were carried to the adjusted shareholders’ equity under a separate item (“differences from translation of foreign currency financial statements of associated companies”).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

As from January 1, 2004, no additional differences have been included in respect of said companies, in view of their transition to reporting under Standard 12, as also applied by the Company.

C.	PRINCIPLES OF CONSOLIDATION:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

2)	Intercompany transactions and balances, as well as profits on intercompany sales that have not yet been realized outside the Group, have been eliminated.

D.	INVENTORIES

Raw materials and supplies, finished goods, purchased products and maintenance and sundry materials (including spare parts) are valued at the lower of cost or market (net of processing costs and after deduction of a provision for obsolescence, where appropriate); cost is determined on the moving average basis.

Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

E.	INVESTMENTS IN ASSOCIATED COMPANIES:

1)	The investments in these companies are accounted for by the equity method.

According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders’ equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

2)	Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company’s holding in such companies.

3)	The Company reviews — at each balance sheet date — whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies — see h. below.

4)	The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition (“excess of cost of investment”) or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition (“negative excess of cost of investment”) represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

F.	MARKETABLE SECURITIES

These securities are stated at market prices.

The changes in value of the above securities are carried to financial income or expense.

G.	FIXED ASSETS:

1)	Fixed assets are stated at cost, net of related investment grants.

2)	Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of indirect production costs.

3)	Borrowing costs in respect of credit applied to finance the construction of fixed assets — during the period until construction is completed — are charged to the cost of such assets.

4)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

YEARS
Buildings	10-50 (mainly 33)
Machinery and equipment	7-20 (mainly 10 and 20)
Vehicles	5-7 (mainly 7)
Office furniture and
equipment (including
computers)	3-17 (mainly 4)

H.	IMPAIRMENT OF ASSETS

The Company assesses — at each balance sheet date — whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset. See note 2g.

The recoverable value of an asset is determined according to the higher of the net selling price of the asset or its value in use to the Company. The value in use is determined according to the present value of anticipated cash flows from the continued use of the asset, including those expected at the time of its future retirement and disposal.

When it is not possible to assess whether an impairment provision is required for a particular asset on its own, the need for such a provision is assessed in relation to the recoverable value of the cash-generating unit to which that asset belongs.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

I.	DEFERRED CHARGES

The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

As to the change from January 1, 2006 in the method of presenting and amortizing these charges — see q(1) below.

J.	DEFERRED INCOME TAXES:

1)	Commencing January 1, 2005, the Company applies the IASB’s Accounting Standard No. 19 — “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

For the most part, the provisions of this standard are the same as the accounting principles that the Company applied prior to implementing the new standard.

2)	In accordance with the standard and with prior years’ policy, the Company recognizes deferred taxes in respect of temporary differences between the amounts of assets and liabilities as reported in the consolidated financial statements and those taken into account for tax purposes; the standard requires that full recognition be given to deferred taxes in respect of all taxable temporary differences, except for the temporary difference resulting from the initial recognition of goodwill and the temporary difference resulting from the initial recognition of an asset or a liability that has no effect on the profit or loss, whether for accounting or tax purposes, at that time (unless the temporary difference results from the initial recognition of a business combination).

Deferred tax assets are recognized for all temporary differences that are tax deductible, up to the amount of the differences that are expected to be utilized in the future, against taxable income. As to the main types of differences, in respect of which deferred taxes have been included — see note 7f.

3)	Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

4)	The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period, except for taxes derived from the initial recognition of business combinations and except for the tax in respect of transactions that are recognized directly in shareholders’ equity (in such instances, the applicable tax is taken directly to shareholders’ equity).

5)	Taxes that would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

6)	The Group may incur an additional tax liability in the event of an intercompany dividend distribution derived from “approved enterprises” profits — see note 7a. No account was taken of this additional tax, since it is the Group’s policy not to cause distribution of dividends, which would involve an additional tax liability to the Group in the foreseeable future.

7)	In April 2005, the IASB issued Clarification No. 7 — “Accounting Treatment of the Tax Benefits, in Respect of Capital Instruments Granted to Employees, For Which No Compensation was Recognized”. The provisions of this clarification apply to such tax benefits, which have not been allowed as a deduction through December 31, 2004. The clarification stipulates that, commencing on January 1, 2005, the tax benefit derived by the Company from the exercise of options granted to employees is to be carried to shareholders’ equity, in the period in which the benefit to the employees is allowed as a deduction for tax purposes. Formerly, the aforesaid tax saving was credited to the statement of income, as part of the taxes on income item.

K.	REVENUE RECOGNITION

Revenue from sale of products on the local market and for export, net of discounts granted, is recognized upon the transfer of ownership to the buyer (in accordance with the sale conditions).

L.	SHIPPING AND HANDLING COSTS

Shipping and handling costs are classified as a component of selling and marketing expenses.

M.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

N.	DERIVATIVE FINANCIAL INSTRUMENTS

Gains or losses from derivatives that are hedging existing assets or liabilities are recognized in income and cash flows statements commensurate with the results from those assets or liabilities.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

O.	CASH EQUIVALENTS

The Group considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

P.	NET INCOME PER NIS 1 OF PAR VALUE OF SHARES

Net income per NIS 1 of par value of shares is computed in accordance with Opinion 55 of the Israeli Institute; as to the data used in the per share computation — see note 11.

Q.	RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS IN ISRAEL

1)	In August 2005, the IASB issued Israel Accounting Standard No. 22 — “Financial Instruments: Disclosure and Presentation”, which is based on International Accounting Standard No. 32. This standard prescribes the rules for the presentation of financial instruments and the proper disclosure required therefor. The standard prescribes the rules pursuant to which financial instruments are to be classified and are to be presented as a liability (while broadening the definition of a financial liability) or as an equity instrument (presented within shareholders’ equity). The standard also prescribes rules for bifurcating and classifying compound financial instruments (that include both an equity component and a liability component), the circumstances under which the offsetting of financial assets and financial liabilities is permitted, and the treatment of the costs of issuing financial instruments. The standard also prescribes that interest, dividends, losses and gains relating to financial instruments shall be recorded as income or expense in the income statements when the instrument is classified as a financial liability, or an as an equity movement when the instrument is classified as an equity instrument, respectively.

This accounting standard is to be applied to financial statements for periods commencing on or after January 1, 2006, and is to be applied prospectively. Upon initial implementation of the standard, all the financial instruments existing at the transition date will be classified and presented in accordance with the classification and presentation rules prescribed by the standard; compound financial instruments will be bifurcated into their components, prior to said classification, in accordance with the transitional provisions prescribed by the standard. Comparative data will not be restated.

When the standard takes effect, the Israeli Institute’s Opinion 48 — “Accounting Treatment of Option Warrants”, and Opinion 53 — “Accounting Treatment of Convertible Liabilities” will be revoked.

The balance of deferred issuance costs relating to the notes, which at December 31, 2005 amounted to NIS 946,000 will be reclassified at the time of the standard taking effect and will be presented as a deduction from the amount of the liability to which such expenses relate.

These costs will be amortized, in future reporting periods, according to the interest method. The change in the amortization method will not have a material effect on operating results in future reporting periods.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

2)	In September 2005, the IASB issued Accounting Standard Israel No. 24 — “Share-based Payment”. This standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions. Prior to the issuance of said standard, no mandatory directives were in place in Israel for the measurement and recognition of share-based payment transactions, with the exception of certain disclosure requirements. Accordingly, in the past, equity instrument grants to Company employees did not have recognition or measurement implications on the Company’s financial statements.

The new standard is applicable to transactions whereunder a company acquires goods or receives services in consideration for equity instruments of the company (hereafter — equity grant), or cash (or other assets) consideration, where the amount of the consideration is based on the price or value of equity instruments of the company (hereafter —liability grant). The standard requires the recognition of such transactions at fair value. The standard is applicable to share-based payment transactions with employees and non-employees.

With respect to equity grants to employees, the standard stipulates that the value of the labor services received from them in return is to be measured on the day of the grant, based on the fair value of the equity instruments that were granted to the employees. The value of the transactions, measured in the above manner, is to be expensed over the period that the employee’s right to exercise or receive the underlying equity instruments vests; commensurate with the recognition of the expense, a corresponding increase is to be recorded as a capital surplus under the company’s shareholders’ equity.

According to the provisions of the standard, the initial measurement of the fair value of liability grants is to be made on the date of the grant and recognized as a liability in the company’s balance sheet; thereafter, the liability is to be remeasured at each balance sheet date until said liability is settled. The changes in the amount of the liability are carried to the income statement on a current basis. The standard also sets out guidelines for the allocation of income taxes in respect of share-based payments.

Accounting Standard No. 24 is to be applied to financial statements covering periods commencing on, or after, January 1, 2006.

The transitional provisions of the standard make a distinction between equity grants and liability grants:

a)	For equity grants, the standard prescribes that its provisions are to be applied to all grants that are made subsequent to March 15, 2005, which had not yet vested at the effective date of the standard. As a result, upon the standard taking effect, the financial statements for 2005 will need to be restated in order to reflect such grants.

b)	The provisions of the standard shall be retroactively applicable to liabilities relating to liability grants existing at the effective date. As a result, upon the standard taking effect, the financial statements for all prior periods will need to be restated in order to reflect these grants.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

The transitional provisions of the standard further stipulate that any modifications to the terms of existing grants executed subsequent to March 15, 2005 shall be subject to the provisions of the standard, even if the grants themselves are not. As a result, upon the standard taking effect, the financial statements for 2005 will need to be restated in order to reflect such modifications.

The Company intends to implement the provisions of the standard starting from 2006. The Company has a liability in respect of a liability grant, regarding which the effect of the retroactive implementation of the provisions of the standard, for each of the relevant years and cumulatively, is immaterial.

In addition, new grants of options or shares to employees or service providers of the Company, would result, in the following reporting periods, in the recording of payroll expenses or expenses relating to the cost of the services, at their fair value.

3)	In February 2006, the IASB issued Israel Accounting Standard No. 21 — “Earnings per Share”, which is based on International Accounting Standard No. 33. Accounting Standard No. 21 provides rules for the computation of earnings per share data and their presentation in the financial statements, and is to supersede, starting from its effective date, the existing rules relating to the computation and presentation of such data, which are based on Opinion 55 of the Israeli Institute; the standard is to be applied in financial statements for periods commencing on or after January 1, 2006.

According to the standard, the computation of basic earnings per share is generally based on the earnings available for distribution to holders of ordinary shares, which is divided by the weighted average number of ordinary shares outstanding during the period. This computation no longer takes into account the effect relating to potential shares that may derive from the expected conversion of convertible financial instruments, or the performance of contracts that confer rights to shares upon their holders.

In computing the diluted earnings or loss per share, the weighted average number of shares to be issued is to be added to the average number of ordinary shares used in the computation of the basic earnings per share data, assuming that all dilutive potential shares will be converted into shares. The potential shares are taken into account, as above, only when their effect is dilutive (reducing the earnings or increasing the loss per share from continuing activities); for the purpose of the computation of the weighted average, dilutive potential ordinary shares shall be deemed to have been converted into ordinary shares at the beginning of the period or, if later, the date of the issue of the potential ordinary shares. The standard also revises the treatment of the effect on the earnings resulting from the expected conversion of potential shares, and makes certain adjustments to the Company’s share in the operating results of associated companies and consolidated subsidiaries for the purpose of their inclusion in earnings used for the computation.

Upon the initial adoption of the standard, and in accordance with the transitional provisions stipulated therein, the comparative earnings per share data are to be restated in the financial statements, in order to reflect, with retroactive effect, the computation of the earnings per share under the new directives.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

In the opinion of the Company, the implementation of this standard is not expected to have a material effect on the earnings per share data included in these financial statements.

4)	In February 2006, the IASB issued Israel Accounting Standard No. 25 — “Revenue”, which is based on International Accounting Standard No. 18. This standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company, the provision of services, as well as revenues deriving from the use of the company’s assets by others (interest income, royalties or dividends).

The principal issue in accounting for revenue is determining the timing of revenue recognition. Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from the provision of services shall be recognized by reference to the stage of completion of the transaction at the balance sheet date, subject to the satisfaction of conditions (c) through (e) above, and only when the stage of completion of the transaction at the balance sheet date can be measured reliably.

A clarification of said standard was issued by the IASB in February 2006: Clarification No. 8 — “Reporting of Revenue on a Gross or Net Basis”. According to the clarification, a company acting as an agent or an intermediary, without bearing the risks and rewards resulting from the transaction, will present its revenue on a net basis (as profit or commission). However, a company that acts as a principal supplier and bears the risks and rewards resulting from the transaction will present its revenue on a gross basis, distinguishing the turnover from the related expenses.

Standard 25 shall be applicable to financial statements for periods commencing on or after January 1, 2006. The standard is to be applied prospectively; nevertheless, in accordance with the transitional provisions of the standard, the classification and presentation of revenue on a gross or net basis, as above, shall be applied with retroactive effect, including the restatement of revenues and expenses appearing in the comparative figures in the financial statements for periods commencing on the effective date of the standard.

Until the publication of said standard and the related clarification, there were no accounting pronouncements, and the accounting treatment of this issue was mostly based on generally accepted accounting practices and foreign accounting pronouncements. The company is currently examining the effect of the implementation of this standard on its financial statements in future periods.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES:

A.	The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. — formerly Neusiedler Hadera Paper Ltd, NHP — and Hogla-Kimberly Ltd.) are attached to these financial statements.

B.	COMPOSED AS FOLLOWS:

	DECEMBER 31
	2005	2004
	NIS IN THOUSANDS
Shares:
Cost	54,241	54,241
Excess of cost of investment - net	2,086	2,086
Less - accumulated amortization	(2,180)	(2,624)
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Adjustments resulting from translation of foreign currency
financial statements	(813)	(2,807)
Share in profits (after deduction of losses) accumulated since
acquisition	263,051	271,492

	356,626	362,629
Long-term loans and capital notes *	72,331	**68,612

	428,957	431,241

*	Classified by linkage terms, the total amounts of the loans and capital notes are as follows:

	WEIGHTED AVERAGE INTEREST RATE	DECEMBER 31
	AT DECEMBER 31, 2005	2005	2004
	%	NIS IN THOUSANDS

In dollars		9,206	8,616
Linked to the Israeli CPI***			**10,709
Unlinked loans and capital notes	2.2%	63,125	49,287

		72,331	68,612

**	Reclassified.

***	In 2005, the terms of the loans linked to the Israeli CPI were changed and these loans became unlinked loans.

As of December 31, 2005, the repayment dates of the balance of the loans and capital notes have not yet been determined.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES (continued):

C.	THE CHANGES IN THE INVESTMENTS DURING 2005 ARE AS FOLLOWS:

NIS IN THOUSANDS
Balance at beginning of year	431,241

Changes during the year:
Share in profits of associated companies - net	16,414
Dividend from associated companies	(24,411)
Adjustments resulting from translation of foreign currency
financial statements	1,994
Increase in balance of long-term loans and capital notes - net	3,719

Balance at end of year	428,957

D.	MONDY BUSINESS PAPER HADERA LTD. (hereafter — Mondy Hadera; formerly — Neusiedler Hadera Paper Ltd. — NHP):

Mondy Hadera is held to the extent of 49.9% by the Company and also by Neusiedler AG (hereafter — Neusiedler), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group’s activities in the field of printing and writing paper, and issued to Neusiedler 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price that is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under prolonged, extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

E.	HOGLA-KIMBERLY LTD. (hereafter — Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

F.	INVESTMENT IN CARMEL CONTAINER SYSTEMS LIMITED (HEREAFTER — CARMEL)

The investment in Carmel’s shares, as of December 31, 2005 and 2004, amounts to NIS 32,897,000 and NIS 32,300,000, respectively, which represents a holding of 26.25%. Carmel’s shares are traded in the United States on the “AMEX” Stock Exchange.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES (continued):

In November 2004, Carmel’s board of directors decided to take measures to withdraw Carmel’s shares from trade on the “AMEX” Stock Exchange in the United States and also to deregister with the SEC. Accordingly, trade in Carmel’s shares on the “AMEX” was suspended from November 30, 2004 and in July 2005 the process of deregistering the shares from being traded and with the SEC was finalized.

The financial statements of Carmel are drawn up in accordance with the provisions of Accounting Standard No. 12 of the IASB. Until December 31, 2003, the financial statements were drawn up on the basis of cost, adjusted for the changes in the general purchasing power of Israeli currency measured on the basis of the Israeli CPI. For purposes of inclusion in the consolidated financial statements up to said date, Carmel’s financial statements were adjusted on the basis of the changes in the exchange rate of the dollar.

G.	INVESTMENT IN T.M.M INTEGRATED RECYCLING INDUSTRIES LTD. (HEREAFTER — T.M.M.)

As of December 31, 2005, the Company’s share in T.M.M. (directly and through another associated company) is 43.08%

The excess of equity in net assets of T.M.M. shares, over the cost of the investment therein, which amounts to NIS 1,581,000, is amortized over a period of ten years.

As of December 31, 2005 and 2004, the direct investment in the shares of T.M.M is NIS 13,703,000 and NIS 15,726,000, respectively. The market value of these shares as of December 31, 2005 and 2004 is NIS 10,436,000 and NIS 11,338,000, respectively.

The Company’s management examined the value of its investment in T.M.M. for impairment, which is not temporary in nature. The Company used the services of an outside appraiser in determining the value in use to the Company. Based on this, the Company’s management believes that the investment does not need to be written down.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS:

A.	COMPOSITION OF ASSETS AND THE ACCUMULATED DEPRECIATION THEREON, GROUPED BY MAJOR CLASSIFICATIONS, AND CHANGES THEREIN DURING 2005, ARE AS FOLLOWS:

	COST
	BALANCE AT BEGINNING OF YEAR		ADDITIONS DURING THE YEAR	RETIREMENTS DURING THE YEAR	BALANCE AT END OF YEAR
	NIS IN THOUSANDS
Land and buildings thereon	189,227		40,369	774	228,822
Machinery and equipment	673,753		16,681	1,036	689,398
Vehicles	29,954		5,362	4,220	31,096
Office furniture and equipment
(including computers)	68,362		2,073	269	70,166
Payments on account of
machinery and equipment	13,166		4,166	2,165	15,167
Spare parts - not current	20,833	*	2,429		23,262

	995,295		71,080	8,464	1,057,911

	ACCUMULATED DEPRECIATION				DEPRECIATED BALANCE
	BALANCE AT BEGINNING	ADDITIONS DURING	RETIREMENTS DURING	BALANCE AT END OF	DECEMBER 31
	OF YEAR	THE YEAR	THE YEAR	YEAR	2005	2004
	NIS IN THOUSANDS				NIS IN THOUSANDS
Land and buildings thereon	107,585	3,496	277	110,804	118,018	81,642
Machinery and equipment	467,827	22,031	902	488,956	200,442	205,926
Vehicles	19,884	3,307	2,276	20,915	10,181	10,070
Office furniture and equipment
(including computers)	54,760	2,610	68	57,302	12,864	13,602
Payments on account of
machinery and equipment					15,167	13,166
Spare parts - not current					23,262	20,833	*

	650,056	31,444	3,523	677,977	379,934	345,239

*Reclassified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS (continued):

B.	The item is net of investment grants in respect of investments in “approved enterprises” (see notes 7a and 9a).

C.	The Company’s real estate is partly owned and partly leased — to the extent of NIS 44.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

D.	As of December 31, 2005 and 2004, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

E.	Depreciation expenses amounted to NIS 31,444,000 NIS 28,472,000 and NIS 28,165,000, for the years ended December 31, 2005, 2004 and 2003, respectively.

F.	As to pledges on assets — see note 9a.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 — NOTES AND OTHER LONG-TERM LIABILITIES:

A.	NOTES

The item represents two series of notes issued to institutional investors as follows:

	DECEMBER 31
	2005		2004
	NIS IN THOUSANDS
	SERIES II	SERIES I	SERIES II	SERIES I
Balance	207,229	27,409	201,807	33,340
Less - current maturities		6,827		6,648

	207,229	20,582	201,807	26,692

1)	Series I — May 1992

The balance of the notes as of December 31, 2005 is redeemable in four installments, due in June of each of the years 2006-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 102,501,000, in December 2005 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes — principal and interest — are linked to the Israeli CPI of February 1992.

2)	Series II — December 2003

The balance of the notes as of December 31, 2005 is redeemable in 7 equal, annual installments due in December of each of the years 2007-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes — principal and interest — are linked to the Israeli CPI of November 2003.

As to the change from January 2006 in the presentation of deferred issuance costs — see note 1q (1) above.

B.	OTHER LIABILITY:

The capital note to an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2007.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 — EMPLOYEE RIGHTS UPON RETIREMENT:

A.	Israeli labor laws and agreements require the Company and its subsidiaries to pay severance pay to employees dismissed or leaving their employ under certain circumstances, computed on the basis of the number of years of service, or a pension upon retirement.

To cover the liability for employee rights upon retirement, pursuant to labor agreements in force and based on salary components that, in management’s opinion, create entitlement to severance pay, deposits are made by the Company and its subsidiaries with various provident funds (including pension funds) or insurance policies for the benefit of the employees.

The severance pay and pension liability and the amounts funded as above are not reflected in the financial statements, as the pension and severance pay risks have been irrevocably transferred to the pension funds and the insurance companies, as allowed by the Severance Pay Law.

B.	The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,710,000 NIS 8,368,000,and NIS 8,515,000 in 2005, 2004, and 2003, respectively.

NOTE 6 — SHAREHOLDERS’EQUITY:

A.	SHARE CAPITAL

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		DECEMBER 31
		2005	2004
	AUTHORIZED	ISSUED AND PAID
Number of shares	20,000,000	4,002,205	3,996,674

Amount in NIS	200,000	40,022	39,967

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2005 are NIS 195.4 and $ 42.51 (NIS 195.67), respectively.

B.	EMPLOYEE STOCK OPTION PLANS:

1)	The 1998 plan for senior officers in the Group

On January 11, 1998, the board of directors approved a stock option plan for senior officers in the Group (“the 1998 plan for senior officers”).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

In 1998-2000, 155,498 options were granted under the 1998 plan for senior officers.

The number of shares resulting from the exercise of the options and the actual exercise price were determined as follows: Upon receipt of an exercise request from an option holder, a computation was made of the difference between the quoted price of the Company’s shares at the beginning of that trading day and the exercise price; that difference was then multiplied by the number of exercisable options (hereafter — the benefit). The number of shares that the Company actually issued to the option holder was the number of shares the market value of which was equal to the amount of the benefit computed as above. In consideration for the shares, the option holder paid their par value only.

In 2000-2003, 154,000 options were exercised under the 1998 plan for senior officers. 92,832 shares of NIS 0.01 were issued following the exercise. The unexercised balance of 1,498 options granted expired in 2003.

Immediately upon issuance, the ordinary shares issued upon exercise of the options have all the same rights as other ordinary shares of the Company.

2)	The 2001 plan for senior officers in the Group

On April 2, 2001, the Company’s board of directors approved a stock option plan for senior officers in the Group (hereafter — the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter — the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price of unexercised options is to be adjusted, in the event of cash dividend distributions. Accordingly, the exercise price as of December 31, 2005 is NIS 45.5 for the second batch, NIS 103.43 for the third batch and NIS 157.02 for the fourth batch. In May 2005, the remaining options from the first batch expired.

The quoted price of the Company’s shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors’ resolution to grant the options, was NIS 204.00. Immediately prior to the granting of the options, the price was NIS 185.8.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

The fair value of each option — computed on the basis of the Black-Scholes option-pricing model — as prescribed by the regulations of the Tel-Aviv Stock Exchange — was approximately NIS 56.69 on the date of grant.

Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows: Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company’s shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options (hereafter —the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

In 2005, 2004 and 2003, 13,877, 55,525 and 1,550 options, respectively, were exercised under the 2001 plan for senior officers, and 4,307, 24,295 and 227 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch). As of December 31, 2005, the unexercised balance of the options granted is 115,098.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts with respect to the salary benefit embodied in these grants, then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

3)	The 2001 employee plan

On August 29, 2001, the Company’s board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter — the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

On November 4, 2001, 81,455 options were granted under the 2001 employee plan.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the known CPI on August 29, 2001. This price represents the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange during the thirty trading days prior to the date of the board of directors’ approval, less 10%. As stipulated by the 2001 employee plan, the exercise price has been adjusted, as a result of dividend distributions, and it is NIS 91.16 as of December 31, 2005.

The quoted price of the Company’s shares on the Tel Aviv Stock Exchange, immediately prior to the date of the board of directors’ resolution to grant the options, was NIS 171.20. Immediately prior to the granting of the options, the price was NIS 138.80.

The fair value of each option — computed on the basis of the Black-Scholes option-pricing model — as prescribed by the regulations of the Tel-Aviv Stock Exchange — was approximately NIS 64.11 on the date of grant.

Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows: Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company’s shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of options to be exercised (hereafter — the benefit). The number of shares the that Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

In 2005, 2004 and 2003, 2,405, 8,615 and 57,962 options, respectively, were exercised under the 2001 employee plan, and 1,224, 4,084 and 20,665 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. As of December 31, 2005, the unexercised balance of the options granted is 12,473.

This plan is designed to be governed by the terms stipulated by Section 102 of the Israeli Income Tax Ordinance. Inter alia, these terms provide that the Company is allowed to claim, as an expense for tax purposes, the amounts credited to the employees as a benefit in respect of shares or options granted under the plan.

The amount allowed as an expense for tax purposes, at the time the employee utilizes such benefit, is limited to the amount of the benefit that is liable to tax as labor income, in the hands of the employee; all being subject to the restrictions specified in Section 102 of the Income Tax Ordinance.

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in 2005 to capital surplus.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME:

A.	TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959 (hereafter — the law)

Under the law, by virtue of the “approved enterprise” status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

During the period of benefits — mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed — reduced tax rates or exemption from tax apply, as follows:

1)	Corporate tax rate of 25%, instead of the regular tax rate (see d. below).

2)	Tax exemption on income from certain approved enterprises in respect of which the companies have elected the “alternative benefits” (involving waiver of government guaranteed loans instead of the tax exemption); the length of the exemption period is 4 years, after which the income from these enterprises is taxable at the rate of 25% for 3 years.

The part of the taxable income, which is entitled to the tax benefits, is determined on the basis of the ratio of the turnover attributed to the “approved enterprise” to the total turnover of these companies, taking into account the ratio of the “approved enterprise” assets to total assets of these companies. The turnover that is attributed to the “approved enterprise” is generally computed on the basis of the ratio of the increase in turnover to the “basic” turnover stipulated in the instrument of approval.

The period of benefits in respect of the “approved enterprises” of these companies expired at the end of 2003.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage differences and interest.

B.	MEASUREMENT OF RESULTS FOR TAX PURPOSES UNDER THE INCOME TAX (INFLATIONARY ADJUSTMENTS) LAW, 1985 (hereafter — the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

C.	THE LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

The Company and certain consolidated subsidiaries are “industrial companies” as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

D.	TAX RATES APPLICABLE TO INCOME NOT DERIVED FROM “APPROVED ENTERPRISES”

The income of the Company and its Israeli subsidiaries (other than income from “approved enterprises”, see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 — 35%, 2005 — 34%, 2006 — 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and 2010 and thereafter — 25%.

As a result of the said changes in the tax rates, the Company adjusted — in each of the years 2004 and 2005 — at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

Capital gains (except for the real capital gain from the sale of marketable securities — to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

E.	CARRYFORWARD TAX LOSSES

Carryforward tax losses in subsidiary companies are NIS 22,470,000 and NIS 20,239,000 as of December 31, 2005 and 2004, respectively.

The Company examines on each balance sheet date the possibility of recording deferred taxes in respect of carryforward tax losses based on an assessment of all evidence, both positive and negative, regarding the likelihood of their being taxable income in the foreseeable future.

Under the inflationary adjustments law, carryforward losses are linked to the Israeli CPI, and may be utilized indefinitely.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

F.	DEFERRED INCOME TAXES

The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2005 and 2004 , are as follows:

	In respect of balance sheet items Provisions for employee rights
	Depreciable fixed assets	Inventories	Severance pay	Vacation and recreation pay	Doubtful Accounts	In respect of carryforward tax losses (see above)	Total
	NIS in thousands
Balance at January 1, 2004	61,802	3,386	688	(4,297)	(5,749)	(5,041)	50,789
Changes in 2004:
Amounts carried to income	(9,240)	652	(87)	210	(161)	(1,470)	(10,096)

Balance at December 31, 2004	52,562	4,038	601	(4,087)	(5,910)	(6,511)	40,693
Changes in 2005:
Amounts carried to income	(6,779)	(1,487)	(75)	8	(52)	714	(7,671)

Balance at December 31, 2005	45,783	2,551	526	(4,079)	(5,962)	(5,797)	33,022

The deferred taxes are computed at the rate of 25%-31%.

Deferred taxes are presented in the balance sheets as follows:

	DECEMBER 31
	2005	2004
	NIS IN THOUSANDS
Among current assets	(7,106)	(5,358)
Among long-term asset balances	(5,655)	(6,511)
Among long-term liabilities	45,783	52,562

Balance - liability (asset) - net	33,022	40,693

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

G.	TAXES ON INCOME INCLUDED IN THE INCOME STATEMENTS:

1)	As follows: <PRE>

	2005	2004	2003
	NIS IN THOUSANDS
For the reported year:
Current	13,662	13,248	4,235
Deferred, see f. above:
In respect of changes to tax rates,
see d. above	(4,166)	(5,824)
In respect of the reporting period	(3,505)	(4,272)	3,471

	5,991	3,152	7,706

Current taxes in 2005 were computed at an average tax rate of 34%, 2004 — 35% and 2003 —34.5%, see (2) below.

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2005		2004		2003
	%	NIS IN THOUSANDS	%	NIS IN THOUSANDS	%	NIS IN THOUSANDS
Income before taxes on income, as reported
in the statements of income	100.0	35,292	100.0	40,812	100.0	32,204

Theoretical tax on the above amount	34.0	11,999	35.0	14,284	36.0	11,593
Tax benefits arising from reduced tax rate
for approved enterprises					(1.5)	(487)

	34.0	11,999	35.0	14,284	34.5	11,106
Decrease in taxes resulting from computation
of deferred taxes at a rate which is
different from the theoretical rate	(0.9)	(324)	(4.3)	(1,762)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above	(11.8)	(4,166)	(14.3)	(5,824)
Tax deduction in respect of options
exercised by employees according to
Section 102 of the Israeli Income
Tax Ordinance (2005 - see note 1j(7))			(10.3)	(4,221)	(5.0)	(1,607)
Other - net	(4.3)	(1,518)	1.6	675	(5.6)	(1,793)

Taxes on income for the reported year	17.0	5,991	7.7	3,152	23.9	7,706

H.	TAX ASSESSMENTS

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — LINKAGE TERMS OF MONETARY BALANCES:

A.	AS FOLLOWS:

	DECEMBER 31, 2005			DECEMBER 31, 2004
	IN, OR LINKED TO, FOREIGN CURRENCY (MAINLY DOLLAR)	LINKED TO THE ISRAELI CPI	UNLINKED	IN, OR LINKED TO, FOREIGN CURRENCY (MAINLY DOLLAR)	LINKED TO THE ISRAELI CPI	UNLINKED
	NIS IN THOUSANDS			NIS IN THOUSANDS
Assets:
Current assets:
Cash and cash equivalents	5,740		2,578	4,531		3,282
Short-term investments			11,416		45,539	16,925
Receivables	55,307	167	189,912	43,600	1,799	192,071
Investments in associated companies -
long-term loans and capital notes	9,206		63,125	8,616	10,709	49,287

	70,253	167	267,031	56,747	58,047	261,565

Liabilities:
Current liabilities:
Short-term credit from banks			93,171	2,238		110,446
Accounts payables and accruals	11,062	868	214,082	10,100	1,013	142,287
Long-term liabilities (including
current maturities):
Notes		234,638			235,147
Other liability			32,770			32,770

	11,062	235,506	340,023	12,338	236,160	285,503

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes — see note 12a.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — LINKAGE TERMS OF MONETARY BALANCES (continued):

B.	DATA REGARDING THE EXCHANGE RATE AND THE ISRAELI CPI:

	CHANGE RATE OF ONE DOLLAR	CPI*
	NIS	POINTS
AT END OF YEAR:
2005	4.603	185.0
2004	4.308	180.7
2003	4.379	178.6

CHANGE IN THE YEAR:
2005	6.8%	2.4%
2004	(1.6%)	1.2%
2003	(7.6%)	(1.9%)

* Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 - COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES:

A.	IN RESPECT OF INVESTMENT GRANTS

Under the Law for the Encouragement of Capital Investments, 1959, certain subsidiaries and an associated company have received investment grants from the State of Israel. In the event of failure to comply with the terms attached to the receipt of the grants, the companies may be required to refund the amount of the grants, in whole or in part, with linkage differences and interest from the date of receipt thereof.

The abovementioned subsidiaries have registered floating charges on all their assets in favor of the State of Israel in order to secure compliance with the terms of the investment grants received. In respect of the grant received by the associated company, the Company has provided a guarantee, with another associated company, for the repayment of the grant. As of December 31, 2005, the grant was repaid in full, as agreed with the Investment Center.

B.	In 1996, an associated company received a grant amounting to NIS 2,067,000 from the Fund for Preparation for Exposure of the Ministry of Industry and Trade. With respect to this grant, the Company has provided a bank guarantee of NIS 2,091,000 in favor of the State of Israel.

C.	The Company has provided guarantees of NIS 2,301,000 in favor of an associated company, in connection with the latter’s participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

D.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 2,232,000.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

E.	On May 7, 2001, the Company’s board of directors resolved to carry out a plan, which was approved by the shareholders’ meeting, to remunerate the Company’s chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price — NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution. Up to December 31 2005, one quarter of the remuneration was exercised. An additional quarter was exercised in January 2006, after the balance sheet date. A liability was included in the financial statements in respect of the above plan, under current liabilities.

F.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

G.	The Company is preparing for the conversion of its energy-generation plant to using natural gas, instead of fuel oil. The transition is planned for the second half of 2006, subject to the arrival of the gas in Hadera.

In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately (euro) 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

BALANCE SHEETS:

	WEIGHTED AVERAGE	DECEMBER 31
	INTEREST RATE	2005	2004
	AT DECEMBER 31, 2005	NIS IN THOUSANDS
A. SHORT-TERM INVESTMENTS:
Short term deposit - linked to the CPI			45,539
Marketable securities		11,416	16,925

		11,416	62,464

B. RECEIVABLES:
1) Trade:
Open accounts		136,792	128,699
Checks collectible		13,617	14,576

		150,409	143,275

The item is:
Net of allowance for doubtful accounts		16,914	16,148

Includes associated companies		31,504	26,089

2) Other:
Employees and employee institutions		3,155	4,072
Associated companies - current debt		84,096	78,616
Prepaid expenses		4,041	2,287
Advances to suppliers		3,235	4,200
Deferred income taxes, see note 7f		7,106	5,358
Income tax authority			1,733
Interest receivable			1,579
Sundry		4,491	3,995

		106,124	101,840

C. INVENTORIES:
For industrial activities:
Finished goods		16,578	11,684
Raw materials and supplies		9,356	8,725

		25,934	20,409
For commercial activities - purchased products		15,683	16,972

		41,617	37,381
Maintenance and spare parts **		22,382	*25,006

		63,999	62,387

D. CREDIT FROM BANKS:
Unlinked	5.3%	93,171	110,446
Swiss francs			2,238

		93,171	112,684

*	Reclassified.

**	Including inventories for the use of associated companies.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

E.	ACCOUNTS PAYABLE AND ACCRUALS — OTHER:

	DECEMBER 31
	2005	2004
	NIS IN THOUSANDS
1) Trade:
Open accounts	84,727	76,311
Checks payable	5,785	11,245

	90,512	87,556

2) Other:
Payroll and related expenses	44,587	34,904
Institutions in respect of employees	11,855	10,551
Income tax authority	15,655
Customs and value added tax authorities	142	3,850
Accrued interest	1,209	1,544
Accrued expenses	9,201	7,903
Sundry	2,758	7,092

	85,407	*65,844

STATEMENTS OF INCOME:

	2005	2004	2003
	NIS IN THOUSANDS
F. SALES - net (1):
Industrial operations (2)	364,539	363,489	326,825
Commercial operations	117,922	119,365	138,267

	482,461	482,854	465,092

(1) Including sales to associated companies	115,262	121,987	115,505

(2) Including sales to export	43,356	42,232	44,175

G. COST OF SALES:
Industrial operations:
Materials consumed	80,740	83,533	72,292
Payroll and related expenses	96,370	*92,566	85,419
Depreciation	27,396	24,537	22,739
Other manufacturing costs	94,517	*81,893	80,709
Decrease (increase) in inventory of
finished goods	(4,894)	3,135	(1,651)

	294,129	285,664	259,508
Commercial operations - cost of products sold	89,050	90,240	102,677

	383,179	375,904	362,185

Including purchases from associated
companies	37,747	26,646	30,654

*	Reclassified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

	2005	2004	2003
	NIS IN THOUSANDS
H. SELLING, MARKETING, ADMINISTRATIVE AND GENERAL EXPENSES:
Selling and marketing:
Payroll and related expenses	13,641	14,311	15,225
Packaging, transport and shipping	7,866	6,458	5,719
Commissions	2,699	2,467	2,733
Depreciation	1,145	1,159	1,595
Other	5,131	6,200	6,052

	30,482	30,595	31,324

Administrative and general:
Payroll and related expenses	39,727	36,649	36,360
Office supplies, rent and maintenance	1,241	1,521	1,938
Professional fees	991	1,029	1,663
Depreciation	2,903	2,776	2,814
Doubtful accounts and bad debts	840	3,102	944
Capital loss (gain) from sale of fixed assets	(3,570)	*508	*(445)
Other**	3,327	*1,227	*5,126

	45,459	46,812	48,400
Less - rent and participation from
associated companies	24,441	24,387	23,401

	21,018	22,425	24,999

*	Reclassified.

**	2005 - includes gain from sale of subsidiary consolidated in the past, in the amount of NIS 874,000.

I.FINANCIAL INCOME (EXPENSES) - NET*:
EXPENSES:
In respect of long-term loans - net		26	1,607
In respect of notes - including amortization
of deferred charges and net of related hedges	16,516	15,188	5,031
In respect of short-term balances - net	3,559	6,547	16,917

	20,075	21,761	23,555

INCOME:
In respect of increase in value of operating
monetary balances	3,294	1,901	7,429
In respect of short-term balances - net	4,291	6,742	137

	7,585	8,643	7,566

	(12,490)	(13,118)	(15,989)

*Including financial income (expenses) in respect
of loans to associated companies	975	721	(1,376)

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

J.	OTHER INCOME

In 2003, the Company sold apartments that it previously held for the use of its employees.

NOTE 11 — NET INCOME PER NIS 1 OF PAR VALUE OF SHARES:

A.	The weighted average par value of shares used in computation of per share data is as follows:

Year ended December 31:

2005	NIS 40,553

2004	40,640

2003	40,197

B.	In the reported years, shares that will be allocated upon exercise of unexercised stock options granted to employees were taken into account in computing per share data, having regard to the quoted price of the Company’s share at the end of each year.

NOTE 12 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

A.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company has limited involvement with derivative financial instruments. The Company uses these instruments as hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

In November-December 2004, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 200 million against increases in the Israeli CPI.

In December 2005, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 230 million against increases in the CPI, following the termination of the aforementioned transaction.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 — FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

B.	CREDIT RISKS

The Company and its subsidiaries’ cash and cash equivalents and the short-term deposit as of December 31, 2005 and 2004 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

Most of these companies’ sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

C.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the financial instruments included in the working capital of the Company is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

The Company does not disclose the fair value of long-term loans and capital notes included under investments in associated companies as of December 31, 2005, aggregating NIS 72,331,000 (see note 2b) and of a capital note to an associated company in the amount of NIS 32,770,000 (see note 4b), since their value cannot be reliably determined so long as they have no repayment dates.

NOTE 13 — INTERESTED PARTIES — TRANSACTIONS AND BALANCES:

A.	TRANSACTIONS:

1)	Income (expenses):

	2005	2004	2003
	NIS IN THOUSANDS
Sales	46,396	45,278	38,715

Costs and expenses	(13,997)	(9,247)	(7,009)

Financial expenses	(1,731)	(1,688)

The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company’s principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - INTERESTED PARTIES - TRANSACTIONS AND BALANCES (continued)

2)	Benefits to interested parties:

	2005	2004	2003
Payroll to interested parties employed
by the Company - NIS in thousands	*5,181	*3,300	*3,364

Number of people to whom
the benefits relate	2	2	2

Remuneration of directors who are not
employed by the Company -
NIS in thousands	485	528	444

Number of people to whom
the benefits relate	12	13	13

*In 2005 including the CEO and the Chairman of the Board of Directors. In 2004 and 2003 a CEO was in a position only part of the year. In 2005 includes a special bonus to the Chairman of the Board of Directors, at a sum of NIS 800,000, subject to the general meeting’s approval.

3)	In 2003, an interested party employed by the Company (the chairman of the board of directors) exercised 15,999 options granted to him under the 1998 plan for senior employees. 8,529 shares of NIS 0.01 par value have been issued at par value against the exercise of said options.

4)	At December 31, 2005, an interested party employed by the Company (the CEO) held 3,950 options under the 2001 plan for senior employees in the group (see note 6b(2)). In January 2006, after the balance sheet date, the interested party exercised 1,975 of said options.

5)	As to the plan for the remuneration of the Company’s chairman of the board of directors — see note 9e.

B.	BALANCES WITH INTERESTED PARTIES:

	DECEMBER 31
	2005	2004
	NIS IN THOUSANDS
Accounts receivable - commercial operations*	12,225	13,378

Accounts payables and accruals	4,401	3,563

Notes	30,697	29,963

* There were no significant changes in the balance during the year.

NOTE 14 — SEGMENT INFORMATION:

A.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions.

Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 — SEGMENT INFORMATION (continued):

B.	BUSINESS SEGMENT DATA:

	PAPER AND RECYCLING				MARKETING OF OFFICE SUPPLIES				T O T A L
	2005	2004		2003	2005	2004		2003	2005	2004		2003
	NIS IN THOUSANDS
Sales - net(1)	368,884	367,391		332,124	113,577	115,463		132,968	482,461	482,854		465,092

Income (loss) from ordinary
operations	48,662	58,496		46,282	(880)	(4,566)		302	47,782	53,930		46,584

Financial expenses, net									12,490	13,118		15,989
Other income												1,609

Income before taxes on income									35,292	40,812		32,204
Taxes on income									5,991	3,152		7,706

Income from operations of the
Company and its subsidiaries									29,301	37,660		24,498
Share in profits of associated
companies - net									16,414	25,072		35,549

Net income									45,715	62,732		60,047

Segment assets (at end of year)	536,965	494,194		497,811	57,377	56,707		59,480	594,342	550,901		557,291
Unallocated corporate assets
(at end of year) (2)									561,416	610,975	*	695,983

Consolidated total assets
(at end of year)									1,155,758	1,161,876		1,253,274

Segment liabilities (at end of year)	57,754	58,782	*	58,906	32,758	28,774	*	25,696	90,512	87,566		84,602
Unallocated corporate liabilities
(at end of year)									541,862	*499,007		554,442

Consolidated total liabilities
(at end of year)									632,374	586,563		639,044

Depreciation and amortization	29,795	26,671		25,523	1,809	1,962		2,724	31,604	28,633		28,247

*	Reclassified.

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

SCHEDULE

DETAILS OF SUBSIDIARIES AND ASSOCIATED COMPANIES

AT DECEMBER 31, 2005

PERCENTAGE OF DIRECT AND INDIRECT HOLDING IN SHARES CONFERRING EQUITY AND VOTING RIGHTS
%
MAIN SUBSIDIARIES:
Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00
MAIN ASSOCIATED COMPANIES:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Ovisan Sihhi Bez Sanai Ve Ticavet A.S	49.90
Mondy Business Paper Hadera Ltd.	49.90
Subsidiariy of Mondy Business Paper Hadera Ltd.:
Mondy Business Paper Hadera Marketing Ltd.	49.90
Carmel Container Systems Limited	26.25
C.D. Packaging Systems Limited**	63.20
Barthelemi Holdings Ltd.	35.98
T.M.M. Integrated Recycling Industries Ltd.***	43.08

*	Not including dormant companies.

**	C.D. Packaging Systems Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 63.05%.

***	T.M.M Integrated Recycling Industries Ltd. is partly held directly and partly through Barthelemi Holdings Ltd.

Exhibit 19(a)(ii)

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5-6

Notes to the Financial Statements	7-28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders Of
Mondi Business Paper Hadera Ltd.

We have audited the accompanying balance sheet of Mondi Business Paper Hadera Ltd. ("the Company") as of December 31, 2005 and 2004, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company and on a consolidated basis as of December 31, 2003 and for the year then ended were audited by other auditors whose report, dated March 10, 2004, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2004 and 2005 and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the two years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2A, the financial statements as of dates and for reporting periods commencing January 1, 2004, are presented at reported amounts, in accordance with accounting standards of the Israeli Accounting Standards Board. The financial statements for the year ended December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the exchange rate of the U.S. dollar in relation to the NIS, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Brightman Almagor & Co.
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 5, 2006

Report of Independent Registered Public Accounting Firm

To the shareholders of

MONDI BUSINESS PAPER HADERA LTD (formerly: Neusiedler Hadera Paper Ltd.)

We have audited the statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2003 of Mondi business paper Hadera Ltd. (formerly: Neusiedler Hadera Paper Ltd, hereafter - the Company) and its subsidiaries. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973, and in the standards of the Public Company Accounting Oversight Board (United States), Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations, the changes in shareholders’ equity and the cash flows — of the Company and consolidated — for the year ended December 31, 2003, in conformity with accounting principles generally accepted (“GAAP”) in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in values adjusted for the changes in the exchange rate of the U.S. dollar, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Kesselman & Kesselman

Tel-Aviv, Israel
     March 10, 2004

MONDI BUSINESS PAPER HADERA LTD.
BALANCE SHEETS
(NIS in thousands; Reported Amounts)

		Consolidated		Company
		December 31,		December 31,
	Note	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
Current Assets
Cash and cash equivalents	3	-	10,804	-	9,616
Trade receivables	4	160,875	157,815	-	-
American Israeli Paper Mills
Group, net		-	-	231,715	178,289
Other receivables	5	10,872	7,580	14,813	8,700
Inventories	6	116,859	90,391	90,454	60,301

		288,606	266,590	336,982	256,906

Long-term Investments
Investments in Subsidiaries	7	-	-	2,595	1,933
Fixed Assets	8
Cost		202,469	149,083	197,880	144,312
Less - accumulated depreciation		43,132	33,345	39,796	30,308

		159,337	115,738	158,084	114,004
Long -Term Assets
Goodwill	7B	3,177	3,800	-	-

		3,177	3,800	-	-

		451,120	386,128	497,661	372,843

Current Liabilities
Short term bank credit		85,887	-	85,871	-
Current maturities of long-term
bank loans	11	16,242	15,125	16,242	15,125
Capital notes to shareholders	12	18,412	-	18,412	-
Trade payables	9	102,984	104,661	75,367	63,902
American Israeli Paper Mills
Group, net		69,854	65,033	-	-
Subsidiaries		-	-	148,844	99,159
Other payables and accrued expenses	10	20,202	23,132	15,386	16,480

		313,581	207,951	360,122	194,666

Long-term Liabilities
Long-term bank loans	11	21,807	36,248	21,807	36,248
Capital notes to shareholders	12	-	17,233	-	17,233
Deferred taxes	21	19,900	25,422	19,900	25,422
Accrued severance pay, net	13	51	87	51	87

		41,758	78,990	41,758	78,990

Commitments and Contingent Liabilities	14

Shareholders' Equity
Share capital	15	1	1	1	1
Premium		43,352	43,352	43,352	43,352
Retained earnings		52,428	55,834	52,428	55,834

		95,781	99,187	95,781	99,187

		451,120	386,128	497,661	372,843

/s/ A. Magid A. Magid Financial Director	/s/ A. Solel A. Solel General Manager	/s/ Y. Yerushalmi Y. Yerushalmi Vice Chairman of the Board of Directors

Approval date of the financial statements: March 5, 2006.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF OPERATIONS
(NIS in thousands; except per share data)

		Consolidated			Company
		Year Ended December 31,			Year Ended December 31,
		2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Note	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts(2)

Net sales	16	663,338	686,094	640,020	462,177	482,698	462,654

Cost of sales	17	609,752	605,738	556,890	420,558	416,504	391,492

Gross profit		53,586	80,356	83,130	41,619	66,194	71,162

Selling expenses	18	45,268	46,135	42,892	35,924	34,606	32,330
General and
administrative expenses	19	7,301	7,803	8,425	6,702	6,442	5,945

Operating profit (loss)		1,017	26,418	31,813	(1,007)	25,146	32,887

Financing expenses, net	20	(12,868)	(8,438)	(2,561)	(11,533)	(7,643)	(2,713)

Other income
(expenses), net		65	100	(215)	-	47	(120)

Income (loss) before income
taxes		(11,786)	18,080	29,037	(12,540)	17,550	30,054

Income taxes (tax
benefits)	21	(8,380)	818	10,518	(8,470)	359	10,275

Income (loss) after
Income taxes (tax
benefits)		(3,406)	17,262	18,519	(4,070)	17,191	19,779

Equity in net earnings
(losses) of
Subsidiaries		-	-	-	664	71	(1,260)

Net income (loss) for
the year		(3,406)	17,262	18,519	(3,406)	17,262	18,519

Earnings (loss)
per share (in NIS)		(3,406)	17,262	18,519	(3,406)	17,262	18,519

Number of shares
used in computation		1,000	1,000	1,000	1,000	1,000	1,000

(1)	See Note 2A.
(2)	Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share Capital	Premium	Retained Earnings	Total
Balance - January 1, 2003
(Adjusted Amounts (2))	1	43,352	20,053	63,406

Changes During 2003:
Net income for the year	-	-	18,519	18,519

Balance - December 31, 2003
(Adjusted Amounts (2))	1	43,352	38,572	81,925

Changes During 2004:
Net income for the year	-	-	17,262	17,262

Balance - December 31, 2004
(Reported Amounts (2))	1	43,352	55,834	99,187

Changes During 2005:
Loss for the year	-	-	(3,406)	(3,406)

Balance - December 31, 2005
(Reported Amounts (1))	1	43,352	52,428	95,781

(1)	See Note 2A.
(2)	Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)

Cash flows - operating activities

Net income (loss) for the year	(3,406)	17,262	18,519	(3,406)	17,262	18,519
Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities
(Appendix A)	(29,625)	20,295	37,698	(28,359)	30,855	29,887

Net cash provided by (used in)
operating activities	(33,031)	37,557	56,217	(31,765)	48,117	48,406

Cash flows - investing activities

Acquisition of fixed assets	(51,323)	(16,235)	(9,339)	(51,323)	(16,235)	(9,339)
Proceeds from sale of fixed assets	248	197	635	184	93	244

Net Cash Used in Investing
activities	(51,075)	(16,038)	(8,704)	(51,139)	(16,142)	(9,095)

Cash flows - financing activities
Short-term bank credit, net	87,004	-	(18)	86,990	-	-
Repayment of long-term bank loans	(13,702)	(15,265)	(21,116)	(13,702)	(15,265)	(21,116)
Repayment of long-term capital
notes to shareholders	-	(27,128)	(43,790)	-	(27,128)	(43,790)

Net cash provided by (used in)
financing activities	73,302	(42,393)	(64,924)	73,288	(42,393)	(64,906)

Increase (decrease) in
cash and cash equivalents	(10,804)	(20,874)	(17,411)	(9,616)	(10,418)	(25,595)

Cash and cash equivalents -
beginning of year	10,804	31,678	49,089	9,616	20,034	45,629

Cash and cash equivalents -
end of year	-	10,804	31,678	-	9,616	20,034

(1)	See Note 2A.
(2)	Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)

A. Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities

Income and expenses items
not involving cash flows:
Equity in net losses (earnings) of
Subsidiaries	-	-	-	(664)	(71)	1,260
Depreciation and amortization	10,722	9,118	8,626	9,617	7,885	7,252
Deferred taxes, net	(8,470)	823	10,438	(8,470)	359	10,275
Increase (decrease) in liability for
severance pay, net	(36)	(58)	14	(36)	(58)	49
Capital loss (gain)
from sale of fixed assets	(65)	(100)	215	-	(47)	118
Effect of exchange rate and linkage
differences of long-term bank
loans and long-term loan to
Subsidiary	(738)	(195)	1,460	(739)	(195)	1,307
Effect of exchange rate
differences of long-term
capital notes to shareholders	1,179	571	-	1,179	571	-

Changes in assets and liabilities:
Decrease (increase)
in trade receivables	(3,060)	(10,067)	7,247	-	-	2,811
Decrease (increase)
in other receivables	(345)	(932)	752	(3,165)	574	(328)
Decrease (increase)
in inventories	(26,468)	(1,160)	(9,533)	(30,153)	2,349	1,945
Increase (decrease) in trade
payables	(4,235)	(220)	27,447	8,907	9,721	8,626
Increase (decrease) in
American Israeli Paper Mills
Group, net	4,821	16,247	(1,612)	49,685	(39,448)	(63,995)
Increase (decrease) in Subsidiaries	-	-	-	(53,426)	48,966	61,486
Increase (decrease) in other
payables and accrued expenses	(2,930)	6,268	(7,356)	(1,094)	249	(919)

	(29,625)	20,295	37,698	(28,359)	30,855	29,887

B. Non-cash activities
Acquisition of fixed
assets on credit	3,342	784	-	3,342	784	-

(1)	See Note 2A.
(2)	Adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003.

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

The Company is presently owned by Neusiedler AG ("NAG" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

In the framework of a change in the organizational structure of the Group, effective January 1, 2003, all marketing and selling activities of the Group, which until such date were performed by four Subsidiaries, were centralized to one Subsidiary with three logistic sites.

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	-	Mondi Business Paper Hadera Ltd.

The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 7C.

Subsidiaries	-	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

Adjusted Amount	-	see Note 2A(1) below.

Reported Amount	-	see Note 2A(1) below.

MONDI BUSINESS PAPER HADERA LTD
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL (cont.)

C.	Use of Estimates

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

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 19 "Income Taxex".

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

(2) General

In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group's financial statements are prepared and presented in Reported Amounts.

Comparative figures included in these financial statements relating to the year ended December 31, 2003, are presented in Adjusted Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company's condensed financial statements in nominal values, on the basis of which the Company's financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

(3)	Principles of Adjustment Applicable for Financial Statements Relating to Reporting Periods Ended in December 31, 2005 and 2004

a.	Balance sheet items

Non-monetary items (items whose balances reflect historical value at acquisition or upon establishment) are presented at their Adjusted Amounts as of December 31, 2003 plus additions and dispositions occurring subsequent to such date. Additions made subsequent to December 31, 2003 and dispositions of items added subsequent to such date, are presented at their historical nominal value. Dispositions of items added on or prior to December 31, 2003 are presented at their Adjusted Amount.

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

(4)	Principles of Adjustment Applicable for Financial Statements Relating to Reporting Period Ended Through December 31, 2003

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

The Company's share in the results of Subsidiaries is determined based on the adjusted financial statements of these companies.

MONDI BUSINESS PAPER HADERA LTD.
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

For amortization policy of an unallocated goodwill associated with the acquisition of a Subsidiary, see H below.

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

Investments in Subsidiaries are presented using the equity method based on their audited financial statements. For amortization the goodwill included in an investment in a Subsidiary, see H below.

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

Impairment of Long-lived Assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board's Standard No. 15, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

H.	Other Assets - Goodwill

The unallocated excess cost of an investment in a Subsidiary over its net book value at the acquisition date reflects goodwill. The goodwill is amortized over the expected estimated economic life of the goodwill (10 years) using a straight-line method. The amortization period and method were determined following the provisions of Standard No. 20 "The amortization Period of Goodwill" which calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. Impairment examinations and recognition are performed and determined based on the accounting policy outlined in G above.

I.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized. The deferred income taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future.

J.	Revenue Recognition

Revenues are recognized upon shipment, when title has been transferred and collectibility is reasonably assured. Revenues are presented net of discounts granted. The accrual for estimated discounts granted is computed according to the provisions stipulated in the agreements, and is recorded when revenues are recognized.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group's fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group's purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. Management's estimate of meeting the targets is based, inter-alia, on historical experience, Group's relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

L.	Forward Transactions

The gain or loss of currency forward transactions designated to hedge long-term loans from banks against currency fluctuations, are included in operations as incurred.

M.	Earnings (Loss) Per Share

Earnings (loss) per share is computed based on the weighted average number of paid up capital shares during the year.

N.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

As of:	Representative Exchange Rate of the Dollar (Nis Per $1)	CPI "in respect of" (in points)
December 31, 2005	4.603	185.80
December 31, 2004	4.308	180.74
December 31, 2003	4.379	178.58

Increase (decrease) During the year ended:	%	%
December 31, 2005	6.8	2.8
December 31, 2004	(1.6)	1.2
December 31, 2003	(7.6)	(1.9)

(3)	Exchange-rate differences are charged to operations as incurred.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Recent Accounting Standards

(1)	Accounting Standard No. 21 "Earnings Per Share"

In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, "Earnings Per Share" (the "Standard"). With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel - Earnings per share will be cancelled. The Standard prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the entity and, if presented, profit or loss from continuing operations attributable to those equity holders. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period.

For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for retrospectively and comparative Earnings per share data for prior periods shall be adjusted. The application of the Standard is not expected to materially affect the Company's Earnings per share data.

(2)	Accounting Standard No. 22 "Financial Instruments: Disclosure and Presentation"

In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". Financial instrument under this Standard is, in general, any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity.

This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and liabilities derived from financial instruments are to be offset. The Standard requires disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Recent Accounting Standards (cont.)

(2)	Accounting Standard No. 22 "Financial Instruments: Disclosure and Presentation" (cont.)

Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for prospectively. Comparative financial statements for prior periods shall not be adjusted. The Standard's effect on the Group's financial statements is not expected to be significant.

(3)	Accounting Standard No. 24 "Share-Based Payment"

In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "Share-Based Payment" (the "Standard"), which calls for the recognition in the financial statements of share-based payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to share-based payment.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company's financial position and results of operations.

(4)	Accounting Standard No. 25 "Revenues"

In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 25, "Revenues" (the "Standard").

This Standard establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. This Standard prescribes that revenue shall be measured at the fair value of the consideration received or receivable. The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. Assets and liabilities included in the financial statements as of December 31, 2005 in different amounts from those that would have been presented if the standard's requirements were applied will be adjusted on January 1, 2006 to the amounts to be recognized in accordance with the Standard's guidelines. The results of the initial adoption of the Standard as at January 1, 2006 shall be accounted for by the cumulative effect of a change in accounting method.

The company is currently evaluating the impact, if any, of the adoption of the Standard on its financial position and results of operations.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 3 - CASH AND CASH EQUIVALENTS

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in Thousands		NIS in Thousands
In NIS	-	10,215	-	9,616
In foreign currencies
(primarily in U.S. dollar)	-	589	-	-

	-	10,804	-	9,616

NOTE 4 - TRADE RECEIVABLES

	Consolidated
	December 31,
	2 0 0 5	2 0 0 4
	Reported Amounts
Composition:	NIS in Thousands

Domestic
Open accounts	117,150	107,693
Checks receivable	29,538	29,943

	146,688	137,636

Foreign
Open accounts (primarily in u.s. dollar)	4,311	749
Related parties	12,135	21,872

	16,446	22,621

	163,134	160,257
Less - allowance for doubtful accounts	2,259	2,442

	160,875	157,815

NOTE 5 - OTHER RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
Composition	NIS in Thousands		NIS in Thousands

Deferred taxes (Note 21D)	6,899	3,952	5,876	2,928
Prepaid expenses	527	842	2,161	620
Advances to suppliers	2,642	1,133	2,640	737
Value Added Tax	-	-	4,065	3,636
Income tax advances, net	207	240	-	-
Others	597	1,413	71	779

	10,872	7,580	14,813	8,700

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INVENTORIES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in Thousands		NIS in Thousands
Raw and auxiliary materials	38,134	30,098	38,134	30,098
Finished products and goods in process (1)
	78,725	60,293	52,320	30,203

	116,859	90,391	90,454	60,301

(1) Includes products in transit	857	(*) 3,812	-	-

The inventories are presented net of
provision for obsolescence	715	1,302	418	1,200

(*)	Reclassified

NOTE 7 - INVESTMENTS IN SUBSIDIARIES

	Company
	December 31,
	2 0 0 5	2 0 0 4
	Reported Amounts
A. Composition	NIS in Thousands
Cost of shares	4,338	4,338
Accumulated losses since acquisition, net	(1,743)	(2,405)

	2,595	1,933

	Consolidated
	December 31,
	2 0 0 5	2 0 0 4
	Reported Amounts
B. Goodwill:	NIS in Thousands
Cost	6,232	6,232
Less - accumulated amortization	3,055	3,800

	2,595	1,933

C.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2005, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 5
%
Mondi Business Paper Hadera Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 8 - FIXED ASSETS

	Leasehold Improvements	Machinery and Equipment	Motor Vehicles	Office Furniture, Computers And Equipment	Total
	Reported Amounts
	NIS in Thousands

Consolidated

Cost:
Balance - January 1, 2005	3,724	140,228	2,285	2,846	149,083
Changes during 2005:
Additions	-	53,275	348	284	53,907
Dispositions	-	(370)	(151)	-	(521)

Balance - December 31, 2005	3,724	193,133	2,482	3,130	202,469

Accumulated depreciation:
Balance - January 1, 2005	1,816	28,755	1,328	1,446	33,345
Changes during 2005:
Additions	388	8,904	380	453	10,125
Dispositions	-	(187)	(151)	-	(338)

Balance - December 31, 2005	2,204	37,472	1,557	1,899	43,132

Net book value:
December 31, 2005	1,520	155,661	925	1,231	159,337

December 31, 2004	1,908	111,473	957	1,400	115,738

Company

Cost:
Balance - January 1, 2005	2,651	138,904	875	1,882	144,312
Changes during 2005:
Additions	-	53,275	348	284	53,907
Dispositions	-	(339)	-	-	(339)

Balance - December 31, 2005	2,651	191,840	1,223	2,166	197,880

Accumulated depreciation:
Balance - January 1, 2005	1,305	27,928	158	917	30,308
Changes during 2005:
Additions	265	8,787	215	378	9,645
Dispositions	-	(157)	-	-	(157)

Balance - December 31, 2005	1,570	36,558	373	1,295	39,796

Net book value:
December 31, 2005	1,081	155,282	850	871	158,084

December 31, 2004	1,346	110,976	717	965	114,004

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - TRADE PAYABLES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in Thousands		NIS in Thousands
In Israeli currency	27,539	22,484	21,690	20,561
In foreign currency or linked thereto
(primarily in u.s. dollar)	75,445	82,177	53,677	43,341

	102,984	104,661	75,367	63,902

NOTE 10 - OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in thousands		NIS in thousands
Accrued payroll and
related expenses	13,772	11,703	13,772	11,703
Value Added Tax	1,030	3,366	-	-
Advances from customers	448	862	-	-
NAG - Parent Company
(in u.s. dollar)	3,241	2,252	-	-
Interest payable	1,049	2,900	1,049	2,900
Forward transaction	-	1,322	-	1,322
Other	662	727	565	555

	20,202	23,132	15,386	16,480

NOTE 11 - LONG-TERM BANK LOANS

		Consolidated and Company
	Interest Rate	December 31,
	% (*)	2 0 0 5	2 0 0 4
		Reported Amounts
A. Composition		NIS in Thousands
In U.S. dollar (**)	5.67	21,221	31,946
In NIS indexed to the CPI	6.55	16,828	19,427

		38,049	51,373
Less - current maturities		16,242	15,125

		21,807	36,248

(*)	Annual average interest rate as of December 31, 2005.

(**)	As of December 31, 2005, NIS 17,078 thousand bear interest based on Libor plus + 0.5%-0.6%.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 -LONG-TERM BANK LOANS (cont.)

Consolidated and Company
December 31, 2 0 0 5
Reported Amounts
B. Maturities NIS in Thousands	NIS in thousands

Second year - 2007	11,860
Third year - 2008	3,912
Fourth year - 2009	4,040
Fifth year (2010) and thereafter	1,995

+	21,807

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company is to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 23% (prior to the amendment, the required ratio under the covenant was 30%). In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part. As of December 31, 2005, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 25.11%.

D.	As to a "negative pledge agreement" signed by the Company, see Note 14B.

E.	In 2004 and 2003, the Company and its Subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 122,000 thousand. Under the terms of the agreement, the credit facility has no time limit. As of the balance sheet date, the Group utilized NIS 85,887 thousand of the credit facility.

NOTE 12 - CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes. As of December 31, 2005, management intends to repay the capital note at their entirety by the end of 2006.

NOTE 13 -ACCRUED SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2005 reflects the severance pay liability in respect of temporary employees.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 14 -COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Group is obligated to pay license fees to a shareholder - see Note 22B.

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2005 are as follows:

	Consolidated	Company
	Reported Amounts
	NIS in Thousands
2006	4,914	3,682
2007	4,914	3,682
2008	4,757	3,682
2009	3,682	3,682

	18,267	14,728

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2005 is NIS 38,049 thousand), the Company entered into a "negative pledge" agreement under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the framework of its ongoing operations provides guarantees, the amount of which as of December, 31 2005 was NIS 8,268 thousand.

NOTE 15 - SHARE CAPITAL

A.	As of December 31, 2005 and 2004, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. See also Note 1A.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16 - NET SALES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Industrial operations	460,383	471,190	453,807	462,177	482,698	462,654
Commercial operations	202,955	214,904	186,213	-	-	-

	663,338	686,094	640,020	462,177	482,698	462,654

NOTE 17 - COST OF SALES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Purchases (*)	187,618	188,013	177,176	-	-	-
Materials consumed	306,803	297,006	271,334	306,803	297,006	271,334
Salaries and related expenses	36,391	32,576	30,482	36,391	32,576	30,482
Subcontracting	5,898	5,066	4,388	5,898	5,066	4,388
Energy costs	54,883	45,991	43,166	54,883	45,991	43,166
Depreciation	9,607	7,896	7,243	9,607	7,896	7,243
Other manufacturing costs
and expenses (including rent)	29,939	31,124	30,370	29,093	30,336	29,584

	631,139	607,672	564,159	442,675	418,871	386,197
Change in finished goods ,
goods in process, and products in
transit.(**)	(21,387)	(1,934)	(7,269)	(22,117)	(2,367)	5,295

	609,752	605,738	556,890	420,558	416,504	391,492

(*)	The purchases of the Group are related principally to commercial operations.

(**)	Change in raw and auxiliary materials are included in materials consumed.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 18 - SELLING EXPENSES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Salaries and related expenses	17,205	17,169	16,913	17,146	17,169	16,913
Packaging and shipping to customers	16,719	16,235	14,368	16,096	15,464	13,756
Maintenance and rent	8,237	7,973	7,641	750	313	429
Transportation expenses	1,360	1,256	1,178	1,349	1,137	399
Advertising	166	-	180	166	-	180
Commissions and license fees
to a shareholder	1,164	2,912	1,865	-	-	-
Depreciation	417	552	670	417	523	653
Other	-	38	77	-	-	-

	45,268	46,135	42,892	35,924	34,606	32,330

NOTE 19 - GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Salaries and related expenses	3,863	3,811	3,821	3,863	3,811	3,821
Office maintenance	169	187	232	-	-	-
Professional and
management fees	2,060	2,217	1,594	1,537	1,555	1,152
Depreciation	74	47	28	74	40	31
Amortization of goodwill	623	623	623	-	-	-
Bad and doubtful debts	(840)	(311)	679	-	-	-
Other	1,352	1,229	1,448	1,228	1,036	941

	7,301	7,803	8,425	6,702	6,442	5,945

NOTE 20 - FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Interest on long-term bank loans	2,486	2,573	3,254	4,935	2,573	3,254

Erosion of monetary assets and
liabilities, net	5,630	2,070	(783)	4,883	1,293	(2,112)

Forward transaction	(1,497)	1,322	-	(1,497)	1,322	-

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (TAXES BENEFITS)

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefits the Company is entitled to under this law is accelerated depreciation rates.

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
B. Composition	NIS in Thousands			NIS in Thousands

Current taxes	54	81	80	-	-	-
Taxes in respect of prior years	36	(86)	-	-	-	-
Deferred taxes (E. below)	(8,470)	823	10,438	(8,470)	359	10,275

	(8,380)	818	10,518	(8,470)	359	10,275

C.	Reconciliation of the Statutory Tax Rate to the Effective Tax Rate

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Income (loss) before income taxes	(11,786)	18,080	29,037	(12,540)	17,550	30,054

Statutory tax rate	34%	35%	36%	34%	35%	36%
Tax computed by statutory tax
rate	(4,007)	6,328	10,453	(4,264)	6,143	10,819

Tax increments (savings)
due to:
Non-deductible expenses	212	211	226	-	-	33
Non-taxable income	(22)	(40)	-	-	(21)	(15)
Reduction in corporate tax rates -
(E. below)	(3,888)	(4,397)	-	(3,962)	(4,479)	-
Differences arising from
basis of measurement (*)	(711)	(1,198)	(161)	(244)	(1,284)	(562)
Prior years income taxes	36	(86)	-	-	-	-

	(8,380)	818	10,518	(8,470)	359	10,275

(*)	For 2004 and 2005 - Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes;

For 2003 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index for tax purposes.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (TAXES BENEFITS) (cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Balance as of beginning of year	(21,470)	(20,647)	(10,209)	(22,494)	(22,135)	(11,860)
Changes during the year	4,582	(5,220)	(10,438)	4,508	(4,838)	(10,275)
Adjustment due to
change in income tax rates	3,888	4,397	-	3,962	4,479	-

Balance as of end of year	(13,001)	(21,470)	(20,647)	(14,024)	(22,494)	(22,135)

	Consolidated			Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands			NIS in Thousands
Deferred taxes are presented in the
balance sheets as follows:

Other receivables and prepayments (Note 5):

Allowance for doubtful accounts	700	831	-	-
Vacation and recreation pay	1,589	1,564	1,589	1,564
Carry forward tax losses	4,609	1,557	4,287	1,364

	6,899	3,952	5,876	2,928

Long-term liabilities:
Depreciable fixed assets	(23,596)	(25,448)	(23,596)	(25,448)
Accrued severance pay, net	13	26	13	26
Less- Carry forward tax losses	3,683	-	3,683	-

	(19,900)	(25,422)	(19,900)	(25,422)

	(13,001)	(21,470)	(14,024)	(22,494)

For 2005 - Deferred taxes were computed at rates between 31%-25%, primarily - 25%.
For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily - 30%.
For 2003 - Deferred taxes were computed at 36%. Deferred taxes are recognized in respect of all carry forward losses of the Group, see F.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 - INCOME TAXES (TAXES BENEFITS) (cont.)

E.	Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group's deferred income tax provisions is reflected by an increase of NIS 3,888 thousand in income tax benefit for the year ended December 31, 2005.

F.	Carryforward tax losses of the Group and the Company are NIS 26,814 thousand and NIS 27,250 thousand as of December 31, 2005, respectively.

G.	The Company and its Subsidiaries have tax assessments that are considered final through the 2000 tax year.

NOTE 22 - RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties and Subsidiaries

	Consolidated			Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands			NIS in Thousands

Trade receivables - AIPM	-	-	227,368	178,289

Trade receivables - related parties	12,135	21,872	-	-

Trade payables - AIPM	69,854	65,033	-	-

Trade payables - related parties	4,032	9,009	150,862	103,671

Other payables and accrued expenses - AIPM	2,406	2,478	2,406	2,478

Other payables and accrued expenses -
related parties	3,241	2,252	-	-

Capital notes to shareholders	18,412	17,233	18,412	17,233

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22 - RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.	Transactions With Related Parties and Subsidiaries

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands

Sales to related parties	103,196	165,596	171,131	-	-	-

Sales to Subsidiaries	-	-	-	462,177	482,698	462,654

Cost of sales	106,076	106,546	88,613	77,930	78,400	73,024

Selling expenses, net
(Participation in selling
expenses, net)	5,969	9,875	6,428	(450)	1,796	(1,909)

General and administrative expenses	1,750	1,837	1,410	1,447	1,480	1,086

Financing expenses (income), net	2,406	1,939	13,759	1,845	2,268	858

C.	(1)	The Company leases its premises from AIPM and render services (including electricity, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group is obligated to pay commissions and license fees to NAG.

NOTE 23 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

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

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables, other current assets and long-term loans given. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

The Group enters from time to time into off-balance sheet financial instruments for hedging against currency and interest-rate risks.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company
	December 31,
	2 0 0 5	2 0 0 4
	NIS in Thousands

Current Assets
Cash and cash equivalents	-	9,616
American Israeli Paper Mills Group, net	231,715	178,289
Other receivables	14,869	5,772
Inventories	90,454	60,301

	337,038	253,978

Long-Term Investments
Investments in Subsidiaries	1,312	648

Fixed Assets, net	155,315	111,066

Long -Term Assets
Deferred Taxes	2,555	-

	496,220	365,692

Current Liabilities
Short term bank credit	85,871	-
Current maturities of long-term bank loans	16,242	15,125
Capital notes to shareholders	18,412	-
Trade payables	75,367	63,902
Subsidiaries	148,844	99,159
Other payables and accrued expenses	15,386	16,480

	360,122	194,666

Long term liabilities
Long-term bank loans	21,807	36,248
Capital notes to shareholders	-	17,233
Accrued severance pay, net	51	87

	21,858	53,568

Shareholders' Equity	114,240	117,458

	496,220	365,692

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24 - COMPANY'S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

B.	Statement of Operations

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	NIS in Thousands
Net sales	462,177	482,698	480,764

Cost of sales	420,394	417,831	406,930

Gross profit	41,783	64,867	73,834

Selling expenses	35,904	34,598	33,455

General and administrative expenses	6,698	6,444	9,080

Operating profit (loss)	(819)	23,825	31,299

Financing (expenses) income, net	(11,533)	(7,143)	3,152

Other income (expenses), net	-	48	(93)

Income (loss) before income tax benefits	(12,352)	16,730	34,358

Income tax benefits	8,470	-	-

Income (loss) after income tax benefits	(3,882)	16,730	34,358

Equity in net earnings (losses) of Subsidiaries	664	272	(34)

Net income (loss) for the year	(3,218)	17,002	34,324

C.	STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Premium	Retained Earnings	Total
	NIS in Thousands
BALANCE - JANUARY 1, 2003	1	41,125	25,006	66,132

CHANGES DURING 2003:
Net income for the year	-	-	34,324	34,324

BALANCE - DECEMBER 31, 2003	1	41,125	59,330	100,456

CHANGES DURING 2004:
Net income for the year	-	-	17,002	17,002

BALANCE - DECEMBER 31, 2004	1	41,125	76,332	117,458

CHANGES DURING 2005:
Loss for the year	-	-	(3,218)	(3,218)

BALANCE - DECEMBER 31, 2005	1	41,125	73,114	114,240

Exhibit 19(a)(iii)

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5-6

Notes to the Financial Statements	7-36

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel
Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders Of
Hogla-kimberly Ltd.

We have audited the accompanying balance sheets of HOGLA-KIMBERLY LTD. ("the Company") as of December 31, 2005 and 2004, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2005 and 2004, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position — of the Company and on a consolidated basis — as of December 31, 2005 and 2004, and the results of operations, changes in shareholders’ equity and cash flows — of the Company and on a consolidated basis — for each of the three years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel:
March 2, 2006

HOGLA-KIMBERLY LTD.
BALANCE SHEETS
(NIS in thousands)

		Consolidated			Company
		December 31,			December 31,
	Note	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
		Reported Amounts (1)	Reported Amounts (1)	Reported Amounts (1)	Reported Amounts (1)

Current Assets
Cash and cash equivalents	3	35,551	117,364	25,831	109,717
Trade receivables	4	257,899	214,389	120,427	113,448
Other receivables	5	59,805	35,725	14,196	13,855
Inventories	6	148,077	142,551	76,840	71,185

		501,332	510,029	237,294	308,205

Long-Term Investments
Long-term bank deposit	7	-	68,928	-	-
Capital note of shareholder	8	32,770	32,770	32,770	32,770
Investments in Subsidiaries	9	-	-	286,133	176,400

		32,770	101,698	318,903	209,170

Fixed Assets	10
Cost		542,377	507,175	419,215	406,271
Less - accumulated depreciation		235,144	222,256	179,400	174,306

		307,233	284,919	239,815	231,965

Other Assets
Goodwill	9B	24,737	25,878	-	-
Deferred taxes	22	26,559	15,108	-	-

		51,296	40,986	-	-

		892,631	937,632	796,012	749,340

Current Liabilities
Short-term bank credit		66,559	42,649	-	-
Current maturities of long-term bank loans	13	20,714	26,098	-	-
Trade payables	11	215,772	219,902	303,710	265,546
Other payables and accrued expenses	12	51,920	38,720	16,115	12,249

		354,965	327,369	319,825	277,795

Long-term Liabilities
Long-term bank loans	13	-	81,851	-	-
Deferred taxes	22	38,566	37,388	36,003	35,013

		38,566	119,239	36,003	35,013
Commitments and Contingent Liabilities	15

Minority Interest		58,916	54,492	-	-

Shareholders' Equity
Share capital	16	29,038	29,038	29,038	29,038
Capital reserves		180,414	180,414	180,414	180,414
Translation adjustments relating to
foreign held autonomous Subsidiary (2)		618	(3,377)	618	(3,377)
Retained earnings		230,114	230,457	230,114	230,457

		440,184	436,532	440,184	436,532

		892,631	937,632	796,012	749,340

(1)         See Note 2A(1).

(2)         See Note 2B.

/s/ T. Davis T. DAVIS Chairman of the Board of Directors	/s/ Y. Yerushalmi Y. YERUSHALMI Vice-Chairman of the Board of Directors	/s/ O. Argov O. ARGOV Chief Financial Officer	/s/ A. Schor A. SCHOR Chief Executive Officer

Approval date of the financial statements: March 2, 2006.

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF OPERATIONS
 (NIS in thousands; except per share data)

		Consolidated Year Ended December 31,			Company Year Ended December 31,
	Note	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
		Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)
Net sales	17	1,145,981	995,569	868,671	540,002	479,320	377,117

Cost of sales	18	820,715	719,982	621,014	452,694	393,903	322,558

Gross profit		325,266	275,587	247,657	87,308	85,417	54,559

Selling and marketing
expenses	19	202,683	193,701	130,670	13,708	15,286	7,538

General and
administrative expenses	20	56,283	41,029	39,046	5,040	4,985	4,381

Operating profit		66,300	40,857	77,941	68,560	65,146	42,640

Financing income
(expenses), net	21	752	(1,490)	5,517	34	(4,536)	(12,268)

Other income, net		176	903	496	153	205	238

Income before income
taxes		67,228	40,270	83,954	68,747	60,815	30,610

Income taxes	22	19,527	10,244	20,566	18,895	17,627	11,775

Income after income
taxes		47,701	30,026	63,388	49,852	43,188	18,835

Equity in net earnings (losses)
of Subsidiaries		-	-	-	(6,576)	(16,260)	37,418

Minority interest in
earnings of Subsidiary		(4,425)	(3,098)	(7,135)	-	-	-

Net income for the year		43,276	26,928	56,253	43,276	26,928	56,253

Earnings per share (in NIS)		5.08	3.16	6.61	5.08	3.16	6.61

Number of shares used in
computation		8,513,473	8,513,473	8,513,473	8,513,473	8,513,473	8,513,473

(1)	See Note 2A(1).
(2)	Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous subsidiary	Retained earnings	Dividend declared after balance sheet date	Total
Balance - January 1, 2003
(Adjusted Amounts (3))	28,788	156,799	-	171,141	32,843	389,571

Changes During 2003:

Dividend paid					(32,843)	(32,843)
Net income for the year				56,253		56,253

Balance - December 31, 2003
(Adjusted Amounts (3))	28,788	156,799	-	227,394	-	412,981

Changes During 2004:

Distribution of bonus shares	250	23,615		(23,865)		-
Translation adjustments
relating to foreign held
autonomous Subsidiary(2)			(3,377)			(3,377)
Net income for the year				26,928		26,928

Balance - December 31, 2004
(Reported Amounts (1))	29,038	180,414	(3,377)	230,457	-	436,532

Changes during 2005:
Translation adjustments
relating to foreign held
autonomous Subsidiary (2)			3,995			3,995
Dividend paid				(43,619)		(43,619)
Net income for the year				43,276		43,276

Balance - December 31, 2005
(Reported Amounts (1))	29,038	180,414	618	230,114	-	440,184

(1)	See Note 2A(1).
(2)	See Note 2B.
(3)	Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (3)	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (3)
Cash flows - operating activities
Net income	43,276	26,928	56,253	43,276	26,928	56,253
Adjustments to reconcile net income to
net cash provided by operating
activities (Appendix A)	(37,622)	30,683	4,190	44,953	60,934	7,188

Net cash provided by
operating activities	5,654	57,611	60,443	88,229	87,862	63,441

Cash flows - investing activities
Withdrawal of long-term bank deposit	73,648	8,138	9,195	-	8,138	9,195
Capital notes and loans to Subsidiary	-	-	-	(112,314)	-	-
Acquisition of fixed assets	(44,634)	(25,191)	(26,953)	(16,335)	(17,490)	(20,351)
Proceeds from sale of fixed assets	293	1,827	1,092	153	649	284

Net cash provided by (used in)
investing activities	29,307	(15,226)	(16,666)	(128,496)	(8,703)	(10,872)

Cash flows - financing activities
Dividend paid	(43,619)	-	(32,843)	(43,619)	-	(32,843)
Long-term loans received	-	57,672	28,949	-	-	-
Repayment of long-term loans	(94,437)	(15,162)	(24,960)	-	-	-
Short-term bank credit	21,475	(1,087)	1,087	-	(1,087)	1,087

Net cash provided by
(used in) financing activities	(116,581)	41,423	(27,767)	(43,619)	(1,087)	(31,756)

Translation adjustments of cash
and cash equivalents of foreign
held autonomous subsidiary (2)	(193)	(3,784)	-	-	-	-

Increase (decrease) in cash and
cash equivalents	(81,813)	80,024	16,010	(83,886)	78,072	20,813
Cash and cash equivalents -
beginning of year	117,364	37,340	21,330	109,717	31,645	10,832

Cash and cash equivalents -
end of year	35,551	117,364	37,340	25,831	109,717	31,645

(1)	See Note 2A(1).
(2)	See Note 2B.
(3)	Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)	Reported Amounts (1)	Reported Amounts (1)	Adjusted Amounts (2)
A. Adjustments to reconcile net income
to net cash provided by
operating activities
Income and expenses items
not involving cash flows:
Minority interest in earnings of
Subsidiary	4,424	3,098	7,135	-	-	-
Equity in net losses (earnings) of
Subsidiaries	-	-	6,576	16,260	(37,418)
Depreciation and amortization	25,162	23,468	25,213	15,606	14,702	14,789
Deferred taxes, net	(12,740)	(5,011)	8,251	1,029	8,512	10,417
Gain from sale of fixed assets	(293)	(1,162)	(482)	(153)	(205)	(208)
Effect of exchange rate
differences, net	20	(1,901)	(2,266)	-	(258)	(2,476)

Changes in assets and liabilities:
Decrease (increase) in trade
receivables	(41,401)	15,763	(47,933)	1,733	1,799	(4,930)
Increase in other receivables	(18,974)	(20,938)	(2,115)	(380)	(6,211)	(1,431)
Increase in inventories	(2,357)	(46,919)	(6,237)	(5,655)	(12,646)	(16,247)
Increase in trade payables	6,167	49,624	27,544	9,936	8,392	13,628
Net change in balances with
related parties	(10,515)	13,591	(10,050)	12,395	28,985	42,067
Increase (decrease) in other
payables and accrued expenses	12,885	1,070	5,130	3,866	1,604	(11,003)

	(37,622)	30,683	4,190	44,953	60,934	7,188

B. Non-cash activities

Acquisition of fixed assets on credit	37,617	18,470	8,661	7,121	11,619	8,460

(1)	See Note 2A(1).
(2)	Adjusted for changes in the exchange rate of the U.S dollar as of December 31, 2003.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.	Description

Hogla Kimberly Ltd. ("the Company") and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company's results of operations are affected by transactions with shareholders and affiliated companies (see Note 23).

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.
The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 9D.
-
Subsidiaries	-	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.
Related Parties	-	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.
Interested Parties	-	as defined by the Israeli Securities Regulations (Preparation of Financial Statements), 1993.
Controlling Shareholder	-	as defined by the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.
NIS	-	New Israeli Shekel
CPI	-	the Israeli consumer price index
Dollar	-	the U.S. dollar
Adjusted Amount	-	see Note 2A(1) below.
Reported Amount		see Note 2A(1) below.

C.	Use of Estimates

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 19 "Income Taxes".

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

In January 2004, Israeli Accounting Standard No. 12 "Cessation of Financial Statements Adjustment" came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including each of the years ended December 31, 2004, and 2005 the Group's financial statements are prepared and presented in Reported Amounts.

Comparative figures included in these financial statements relating to the year ended December 31, 2003 are presented in Adjusted Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company's condensed financial information in nominal values, on the basis of which the Company's financial statements in Reported Amounts and Adjusted Amounts were prepared, are presented in Note 25.

(3)	Principles of Adjustment Applicable for Financial Statements Relating to Reporting Periods Ended in December 31, 2005 and 2004

a.	Balance Sheet Items

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Cessation of Financial Statements Adjustment and Change to Reporting in Reported Amounts - Standard No. 12 (cont.)

(3)	Principles of Adjustment Applicable for Financial Statements Relating to Reporting Periods Ended in December 31, 2005 and 2004 (Cont.)

a.	Balance Sheet Items (cont.)

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

(4)	Principles of Adjustment Applicable for Financial Statements Relating to Reporting Periods Ended Through December 31, 2003

Statement of Operations Items

Income and expenses reflecting transactions, other than financial income and expenses, were adjusted for changes in the exchange rate of the U.S. dollar from the date of the transaction to the December 31,2003.

Income and expenses arising from non-monetary items (mainly depreciation, amortization, deferred taxes and changes in inventory) were adjusted in a manner corresponding to the adjustment of the related balance sheet items.

Financing income (expenses), net reflect income and expenses in real terms and include exchange rate differences derived from monetary item.

The Company's share and the minority interest in the results of Subsidiaries were determined based on the dollar adjusted financial statements of these companies.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Translation of Foreign Operations' Financial Statements - Standard No. 13

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

(1)	Principles of Translation of Financial Statements of Foreign Held Autonomous Subsidiary Applicable for Financial Statements Relating to Reporting Periods Ended in December 31, 2005 and 2004

•	Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

•	Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

•	All differences resulting from the translation of the foreign entity's financial statements by the method described above, are included in a separate component of shareholders' equity as "Translation adjustments relating to foreign held autonomous Subsidiary".

•	Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity's assets. Accordingly, the goodwill associated with the Group's investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

(2)	Principles of Translation of Financial Statements of Foreign Held Autonomous Subsidiary Applicable for Financial Statements Relating to Reporting Periods Ended in December 31, 2003

The financial statements of Subsidiaries operating abroad were prepared in U.S. dollars and translated into NIS based on the exchange rate of the U.S. dollar as of the balance sheet date.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of the Company and all its Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

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

The annual depreciation and amortization rates are:	%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

Impairment of Long-lived Assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to Standard No. 15 of the Israeli Accounting Standards Board, "Impairment of Assets", an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

I.	Other Assets - Goodwill

Goodwill derived from the acquisition of Subsidiary in Turkey is amortized based on the straight line method over 15 years (see also C above). The amortization period and method were determined following the provisions of Standard No. 20 "The amortization Period of Goodwill" which calls for the amortization of goodwill over its useful life, based on a systematic method that should reflect the estimated expected period in which the goodwill is to contribute economic benefits. Impairment examinations and recognition are performed and determined based on the accounting policy outlined in H above.

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

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including those that result from depreciation differences on leased property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred income taxes are computed using the tax rates expected to be in effect at realization according to tax laws that have been substantively enacted by the balance sheet date.

The computation of deferred income taxes has not taken into account taxes that would have been applicable in case of future realization of investments in Subsidiaries, since the Group does not contemplate such realization in the foreseeable future. Moreover, the computation also excludes deferred taxes in respect of dividend distributions within the Group for cases in which such dividend distributions are expected to be tax-exempt.

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

N.	Earnings Per Share

Earnings per share are computed based on the weighted average number of shares outstanding during the year.

O.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Exchange-rate differences are charged to operations as incurred.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Exchange Rates and Linkage Basis (Cont.)

(3)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

As of	Representative Exchange Rate of the Dollar (Nis Per $1)	Turkish Lira Exchange Rate Vis-a-vis the U.s. Dollar (Tl'000 Per $1)	CPI "In Respect Of" (In Points)
December 31, 2005	4.603	1,351	185.05
December 31, 2004	4.308	1,352	180.74
December 31, 2003	4.379	1,393	178.58

Increase (Decrease)
during the year ended:	%	%	%

December 31, 2005	6.8	-	2.4
December 31, 2004	(1.6)	(2.9)	1.2
December 31, 2003
	(7.6)	(15.0)	(1.9)
P.	Recent Accounting Standards

(1)	Accounting Standard No.22 "Financial Instruments: Disclosure and Presentation"

In July 2005, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation". Financial instrument under this Standard is, in general, any contract that establishes a financial asset of an entity, or a financial liability or equity instrument of another entity.

This Standard establishes the requirements for presentation of financial instruments in the financial statements and indicates the information that should be disclosed in relation thereto. The presentation requirements relate to the classification of financial instruments as financial assets, financial liabilities or equity instruments. It also deals with the classification of related interest, dividends, losses and gains and to the circumstances under which financial assets and liabilities derived from financial instruments are to be offset. The Standard requires disclosure of information relating to factors affecting the amount, timing and certainty of the entity's future cash flows relating to financial instruments and accounting policy implemented in respect of these instruments. The Standard also establishes requirements for disclosure of information about the nature and the extent of an entity's use of financial instruments, the business purposes they serve, the risks associated with them and management's policies for the oversight of those risks.

Standard No. 22 is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for prospectively. Comparative financial statements for prior periods shall not be adjusted. The Standard's effect on the Group's financial position and results of operations is not expected to be significant.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

(2)	Accounting Standard No.24 "Stock-based Compensation"

In September 2005, the Israeli Accounting Standards Board published Accounting Standard No. 24 "Share-Based Payment" (the "Standard"), which calls for the recognition in the financial statements of share-based payment transactions. Such transactions include transactions with employees and related parties to be settled by cash, by other assets, or by equity instruments. Consequently, amongst other matters, costs associated with grants of shares and options to employees will be expensed over the vesting period of each grant. These costs will be determined based on the fair value of the awards at each grant date. The Standard establishes guidelines for measuring each award based on the settlement terms (either by cash or equity instrument). The Standard also establishes certain disclosure requirements relating to share-based payment.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter (initial adoption is recommended). The application of the Standard is not expected to affect the Company's financial position and results of operations.

(3)	Accounting Standard No. 21 "Earnings Per Share"

In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 21, "Earnings Per Share" (the "Standard"). With the initial adoption of the Standard, Opinion No. 55 of the Institute of Certified Public Accountants in Israel - Earnings per share will be cancelled. The Standard prescribes that an entity shall calculate basic earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. The basic earnings per share shall be calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the reported period.

For the purpose of calculating diluted earnings per share, an entity shall adjust profit or loss attributable to ordinary equity holders of the parent entity, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. The initial adoption of the Standard will be accounted for retrospectively and comparative Earnings per share data for prior periods shall be adjusted. The application of the Standard is not expected to materially affect the Company's Earnings per share data.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

(4)	Accounting Standard No. 25 "Revenues"

In February 2006, the Israeli Accounting Standards Board approved for publication Accounting Standard No. 25, "Revenues" (the "Standard").

This Standard establishes the requirements for recognition criteria, measurement, disclosure and presentation of revenues arising from sale of goods, rendering of services and from the use by others of entity assets yielding interest, royalties and dividends. This Standard prescribes that revenue shall be measured at the fair value of the consideration received or receivable.

The Standard is effective for financial statements for periods commencing January 1, 2006 or thereafter. Assets and liabilities included in the financial statements as of December 31, 2005 in different amounts from those that would have been presented if the standard's requirements were applied will be adjusted on January 1, 2006 to the amounts to be recognized in accordance with the Standard's guidelines. The results of the initial adoption of the Standard as at January 1, 2006 shall be accounted for by the cumulative effect of a change in accounting method.

The company is currently evaluating the impact, if any, of the adoption of the Standard on its financial position and results of operations.

NOTE 3 - CASH AND CASH EQUIVALENTS

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands		NIS in Thousands
In NIS	1,086	875	20	589
In foreign currencies
(Primarily the U.S. dollar)	34,465	116,489	25,811	109,128

	35,551	117,364	25,831	109,717

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 4 - TRADE RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands		NIS in Thousands
Domestic - Open accounts	184,952	159,693	34	-
- Checks receivable	36,077	33,013	35	-
- Related parties (*)	782	598	118,302	91,023

	221,811	193,304	118,371	91,023

Foreign - Open accounts	54,364	25,971	2,056	3,900
- Related parties	668	775	-	18,567

	55,032	26,746	2,056	22,467

Less - allowance for doubtful accounts	276,843	220,050	120,427	113,490
	18,944	5,661	-	42

	257,899	214,389	120,427	113,448

(*)	Balances with Israeli related parties are linked to the CPI and bear 4% annual interest

The Company's products are marketed principally by its Subsidiaries.

NOTE 5 - OTHER RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands		NIS in Thousands
Deferred taxes (Note 22D)	8,207	4,611	1,493	1,532
Prepaid expenses	1,775	2,175	1,446	1,429
Advances to suppliers	7,549	615	-	411
Value Added Taxes	24,345	15,970	-	-
Income tax advances, net	16,230	10,973	10,906	10,134
Loans to employees	509	600	245	232
Other	1,190	781	106	117

	59,805	35,725	14,196	13,855

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 6 - INVENTORIES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands		NIS in Thousands

Raw and auxiliary materials	71,426	67,765	39,453	37,710
Finished goods	57,741	56,872	19,499	18,729
Spare parts and other	18,910	17,914	17,888	14,746

	148,077	142,551	76,840	71,185

NOTE 7 - LONG-TERM BANK DEPOSIT

The US dollar linked deposit was held as collateral for long-term loan received by Subsidiary (see Note 15C) that was fully repaid on December 30, 2005. Consequently, the Group withdrew the deposit at the same time.

NOTE 8 - CAPITAL NOTE OF SHAREHOLDER

The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon.

NOTE 9 - INVESTMENTS IN SUBSIDIARIES

	Company
	December 31,
	2 0 0 5	2 0 0 4
	NIS in Thousands
A. Composition

Cost of shares	972	972
Equity in post-acquisition earnings, net	168,024	174,600
Translation adjustments relating to
foreign held autonomous Subsidiary	(2,179)	(3,377)

	166,817	172,195

Long-term loans (1)	46,114	-
Capital notes (2)	70,405	4,205
Translation adjustments on loans and capital notes	2,797	-

	119,316	4,205

	286,133	176,400

(1)	Non-interest bearing loans, denominated in Turkish Lira, with all principle to be repaid in 2025. See also C below.

(2)	Non-interest bearing capital notes, denominated in U.S. dollar. Repayment dates have not yet been determined. See also C below.

	Consolidated
	December 31,
	2 0 0 5	2 0 0 4
B. Goodwill (see Note 2C above)	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(1,272)	(4,068)

	43,655	40,859
Less - accumulated amortization	18,918	14,981

	24,737	25,878

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.(S). ("KCTR") (Formerly: Ovisan)

As of December 31, 2005, the Group's investment in KCTR (a Turkish Subsidiary) amounted to NIS 4,358 thousand (including goodwill - see above). In the recent years KCTR incurred significant losses from operations.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 9 - INVESTMENTS IN SUBSIDIARIES (cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.(S). ("KCTR") (Formerly: Ovisan) (cont.)

In addition to the NIS 116.5 million the Company provided KCTR in 2005 for the continuation of its on going operations, the Company has committed to financially support KCTR in 2006. Such finance support may be granted to KCTR either by cash injection, long-term loans, or guaranteed if required so by banks according to the financing needs of KCTR. The ability of KCTR to continue as a stand-alone business unit depends significantly on the occurrence of its multiple-year working plan and on said financial support by the Company.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2005, include the financial statements of the following Subsidiaries:

Ownership And Control as Of December 31, 2005
%
Rakefet Marketing and Trade Services Ltd. ("Rakefet")	(*) 79.7
Subsidiaries of Rakefet:
Hogla-Kimberly Marketing Ltd. ("Marketing")	(**) 99.5
Shikma Ltd. ("Shikma")	(**) 99.0
Subsidiary of Shikma
Kimberli Clark Tuketim Mallari Sanayi	100.0
Ve Ticaret A.(S). ("KCTR")
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V	100.0
Subsidiary of H-K Overseas (Holland) B.V.:
Hogla-Kimberly Holding Anonim Sirketi (***)	100.0

(*)	The remaining ownership and control of Rakefet are held by AIPM Group (10.1%) and by KC (10.2%).

(**)	The remaining ownership and control of Marketing and Shikma are held by the Company.

(***)	During the year ended December 31, 2005 the company was dormant.

E.	Supplemental Data

On December 30, 2005, H-K Overseas (Holland) B.V sold the entirety of its holdings in KCTR to Shikma Ltd. in consideration for NIS 70,826. The consideration amount was determined based on an independent appraisal, and reflects a fair value of the transaction.

In December 2005, the Company filed a request with the Israeli Tax Authority for the merger of Rakefet and Shikma into the Company. According to the merger request, the assets and liabilities of Shikma and Rakefet will be merged into those of the Company, and the Company will issue shares to its shareholders, KC and AIPM, in respect of their holdings in Rakefet. As of the approval date of the financial statements, the Company's request has not yet been approved by the Israeli Tax Authority.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 10 - FIXED ASSETS

CONSOLIDATED	Buildings (1)	Leasehold Improvements	Machinery and Equipment	Motor Vehicles	Office Furniture And Equipment	Total (2)
Cost:	NIS in Thousands; Reported Amounts
Balance - January 1, 2005	56,884	9,713	412,663	14,029	13,886	507,175
Changes during 2005:
Additions	815	1,189	37,090	921	1,527	41,541
Dispositions	-	-	(10,066)	(768)	-	(10,834)
Foreign currency
translation adjustments	2,139	22	2,002	130	202	4,495

Balance - December 31, 2005	59,838	10,924	441,711	14,312	15,592	542,377

Accumulated Depreciation:
Balance - January 1, 2005	17,821	4,809	178,265	11,726	9,635	222,256
Changes during 2005:
Additions	1,074	573	17,792	1,405	1,495	22,317
Dispositions	-	-	(10,066)	(768)	-	(10,834)
Foreign currency
translation adjustments	299	-	879	119	86	1,383

Balance - December 31, 2005	19,194	5,383	186,848	12,482	11,237	235,144

Net Book Value:
December 31, 2005	40,644	5,541	254,863	1,830	4,355	307,233

December 31, 2004	40,247	3,441	235,674	2,313	3,244	284,919

COMPANY
Cost:
Balance - January 1, 2005	25,291	7,611	367,247	2,325	3,797	406,271
Changes during 2005:
Additions	-	59	22,672	421	304	23,456
Dispositions	-	-	(10,066)	(446)	-	(10,512)

Balance - December 31, 2005	25,291	7,670	379,853	2,300	4,101	419,215

Accumulated Depreciation:
Balance - January 1, 2005	12,763	4,074	152,372	2,221	2,876	174,306
Changes during 2005:
Additions	473	274	14,569	35	255	15,606
Dispositions	-	-	(10,066)	(446)	-	(10,512)

Balance - December 31, 2005	13,236	4,348	156,875	1,810	3,131	179,400

Net Book Value:
December 31, 2005	12,055	3,322	222,978	490	970	239,815

December 31, 2004	12,528	3,537	214,875	104	921	231,965

(1)	Company - leasehold improvements of industrial buildings on lands leased by the Company from AIPM (until 2005). The lease agreements are renewed annually.

(2)	The majority of the Group's fixed assets are located in Israel with the remaining located in Turkey.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 11 - TRADE PAYABLES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in Thousands		NIS in Thousands
In Israeli currency:
Open accounts	114,140	94,218	51,292	38,567
Related parties	19,690	23,124	205,037	184,476
In foreign currency:
Open accounts	71,935	86,719	42,177	37,845
Related parties	10,007	15,931	5,204	4,658

	215,772	219,902	303,710	265,546

NOTE 12 - OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in Thousands		NIS in Thousands
Accrued income taxes,
net of advances	12,621	10,464	-	-
Accrued payroll and related
expenses	24,101	22,195	11,316	10,796
Value Added Tax	5,462	2,695	2,329	1,269
Advances from customers	1,099	726	-	-
Other	8,367	2,640	2,288	184

	51,920	38,720	15,933	12,249

NOTE 13 - LONG-TERM BANK LOANS

		Consolidated
	Interest Rate	December 31,
	% (*)	2 0 0 5	2 0 0 4
		Reported Amounts
		NIS in Thousands
In U.S. dollar	Libor + 1.22-1.63	20,714	107,679
Less - current maturities		20,714	26,098

		-	81,851

NOTE 14 - SEVERANCE PAY

Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder - see also Note 23B.

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2005 are as follows:

	Consolidated	Company
	Nis in Thousands
2006	14,695	6,585
2007	8,399	766
2008	7,548	669
2009	7,548	669
2010 and thereafter	87,074	1,342

	125,263	10,031

B.	Guarantees

(1)	The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2005 amounted to NIS 87,273 thousand.

(2)	As part of their normal course of business, the Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2005 amounted to NIS 2,636 thousand.

C.	Legal Proceedings

(1)	The Company received on December 7, 2003 a claim and a petition that was filed in the Tel-Aviv district court for the approval of a class action against the Company. According to the petition the Company has reduced the number of units of diapers in a package and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and intends to defend itself against the action. Based on the opinion of the Company's legal counsel for this matter, the Company's management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels' opinion, the Company's management estimates that the Company has valid arguments to oppose the lawsuit and reasonable basis for denying it from being recognized as a class action. Therefore, no provision was recorded in the financial statements in respect of this claim.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 15 - COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

C.	Legal Proceedings (cont.)

(2)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company's legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

(3)	In July 2005, Clubmarket Marketing Chains Ltd. ("Clubmarket"), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv ("Court") for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which is included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel's biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive 51% of Clubmarket's debt to the Company. The settlement is subject to various conditions, including reaching an understanding between the trustees and the Company about the exact amount Clubmarket is to pay the Company, and crystallizing certain material issues between the trustees and the Israeli Tax Authorities. Due to said uncertainties relating to the exact amounts to be paid, and based on the opinions of the Company's legal advisors for this matter, management cannot estimate, at this stage, the exact payout of Clubmarket's debt to the Company as a result of said settlement. The remaining net balance of Clubmarket as of December 31, 2005, that is in excess of the doubtful accounts provision recorded in the financial statements, is approximately NIS 5.3 million (excluding VAT), which represents approximately 25% of the balance as of such date.

NOTE 16 - SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2005 And 2004:

	Number of Shares
	Authorized	Issued and Fully Paid Up
Ordinary Shares of NIS 1.00 par value	11,000,000	8,263,473

B.	In connection with the Company's approved enterprise program, following the Company's Board of Directors decision in September 2004, the Company's issued its shareholders in 2004, 250,000 bonus shares with a premium of NIS 94.46 for each share.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 16 - SHARE CAPITAL (cont)

C.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 17 - NET SALES

		Consolidated
		Year Ended December 31,
		2 0 05	2 0 0 4	2 0 0 3
		Reported Amounts	Reported Amounts	Adjusted Amounts
		NIS in Thousands
A.	Sales From Commercial Operations	227,960	238,989	251,433

B.	Foreign Sales (Principally in Turkey)	173,966	96,128	106,935

C.	Sales to Major Customers	%	%	%

	(as percentage from total net sales)
	Customer A	9.8	9.9	9.9
	Customer B	10.7	11.0	11.3

NOTE 18 - COST OF SALES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Purchases (*)	614,281	558,155	446,008	276,319	239,402	178,339
Salaries and related expenses	88,175	85,167	67,516	67,792	62,870	56,812
Manufacturing expenses	100,371	87,201	79,810	93,487	84,717	73,281
Depreciation	18,757	17,244	18,221	15,568	14,674	15,309

	821,298	747,767	611,555	453,166	401,663	323,741
Change in finished
goods inventory	(583)	(27,785)	9,459	(472)	(7,760)	(1,183)

	820,715	719,982	621,014	452,694	393,903	322,558

(*)	The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 19 - SELLING EXPENSES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Salaries and related expenses	61,574	57,003	46,887	-	-	-
Maintenance and
transportation expenses	40,153	42,283	26,596	8,925	7,206	5,810
Advertising and sales promotion	49,375	59,264	30,482	2,577	6,373	86
Commissions to distributors	19,067	5,130	4,571	-	-	-
Royalties to a shareholder	22,703	21,318	15,891	2,157	1,679	1,500
Depreciation	3,022	3,687	3,778	38	28	142
Other	5,789	5,016	2,825	11	-	-

	202,683	193,701	130,670	13,708	15,286	7,538

NOTE 20 - GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Salaries and related expenses	19,927	15,837	18,283	2,699	2,387	2,567
Administrative and computer
services	9,189	10,150	6,287	1,417	1,640	1,190
Services provided by
Shareholder	1,194	1,188	1,161	199	238	215
Office maintenance	4,804	4,632	5,376	198	230	207
Depreciation	560	522	718	-	-	2
Goodwill amortization	3,030	2,832	2,768	-	-	-
Provision for doubtful accounts
(see Note 15C(3))	10,327	2,144	1,562	-	-	-
Other	7,252	3,724	2,891	527	490	200

	56,283	41,029	39,046	5,040	4,985	4,381

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 21 - FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Interest on long-term bank loans	(6,330)	(2,673)	(2,111)	-	-	-

Exchange rate differences	3,092	-	2,476	2,308	-	2,476

Interest from long-term and
short-term bank deposits	3,929	1,464	1,357	1,300	463	486

The majority of the remaining balances of the consolidated financial income (expenses) for each of the periods presented are comprised of exchange rate differences.

NOTE 22 - INCOME TAXES

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
A. Composition	NIS in Thousands			NIS in Thousands
Current taxes	32,267	16,258	10,878	17,866	9,952	-
Taxes in respect of
prior years	-	(1,003)	1,437	-	(837)	1,358
Deferred taxes - D
below	(12,740)	(5,011)	8,251	1,029	8,512	10,417

	19,527	10,244	20,566	18,895	17,627	11,775

B.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22 - INCOME TAXES (cont.)

C.	Reconciliation of the Statutory Tax Rate to the Effective Tax Rate:

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Income before income taxes	67,228	40,270	83,954	68,747	60,815	30,610

Statutory tax rate (see
E below)	34%	35%	36%	34%	35%	36%
Tax computed by statutory tax
rate-	22,858	14,095	30,223	23,374	21,285	11,020
Tax increments (savings) due to:
Income in reduced tax rate	1,112	(161)	(1,185)	-	(2,433)	(918)
Non-deductible expenses	4,352	1,454	1,874	40	6	434
Non-taxable income	(1,144)	(455)	(65)	-	(87)	-
Unrecorded deferred taxes in
connection with tax loss carry
forward	450	-	-	-	-	-
Utilization of prior years
unrecorded deferred taxes in
connection with tax loss carry
forward	-	-	(3,471)	-	-	-
Unrecorded deferred taxes in
connection with submitting
consolidated tax returns	-	-	-	-	-	2,053
Reduction in corporate tax rates
(E. below)	(5,361)	(1,594)	-	(5,476)	(1,573)	-
Differences arising from
basis of measurement (*)	(1,664)	(2,821)	(7,629)	813	537	(1,753)
Income taxes for prior years	-	(1,003)	1,437	-	(837)	1,358
Other differences, net	(1,076)	729	(618)	144	729	(419)

	19,527	10,244	20,566	18,895	17,627	11,775

(*)	For 2005 and 2004 - In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey - U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

For 2003 - U.S. dollar for financial reporting purposes vis-a-vis the Consumer Price Index in Israel and the Turkish Lira in Turkey for tax purposes.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 22 - INCOME TAXES (cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Balance as of
beginning of year	17,669	23,910	15,659	33,481	24,969	14,552
Changes during the year	(7,473)	(3,417)	8,251	6,505	10,085	10,417
Adjustment due to
change in income
tax rates	(5,361)	(1,594)	-	(5,476)	(1,573)	-
Foreign currency
translation adjustments	(1,035)	(1,230)	-	-	-	-

Balance as of end of year	3,800	17,669	23,910	34,510	33,481	24,969

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts	Reported Amounts	Reported Amounts	Reported Amounts
	NIS in Thousands		NIS in Thousands
Deferred taxes are presented in the
balance sheets as follows:
Long-term liabilities (in respect of
depreciable assets)	38,566	37,388	36,003	35,013
Other receivables (in respect of
temporary differences) - Note 5	(8,207)	(4,611)	(1,493)	(1,532)
Other assets	(26,559)	(15,108)	-	-

	3,800	17,669	34,510	33,481

For 2005 - Deferred taxes were computed at rates between 26.5%-33%, primarily - 26.5%. For 2004 - Deferred taxes were computed at rates between 30%-34%, primarily - 30%.

E.	Reduction of Corporate Tax Rates
In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. For the effect of the reduction in tax rates, see D. above.

F.	The Company and one of its subsidiaries are "Industrial Companies" as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

G.	The Company and its Israeli Subsidiaries possess final tax assessments through 2001.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 23 - RELATED PARTIES AND INTERESTED PARTIES

A.	Balances With Related Parties

	Consolidated		Company
	December 31,
	2 0 0 5	2 0 0 4	2 0 0 5	2 0 0 4
	Reported Amounts		Reported Amounts
	NIS in Thousands		NIS in Thousands
Trade receivables (*)	1,450	1,373	-	18,731

Capital note - shareholder	32,770	32,770	32,770	32,770

Loans - Subsidiaries	-	-	46,114	-

Capital notes - Subsidiaries	-	-	70,405	4,205

Trade payables (*)	29,536	39,055	22,090	31,251

(*)	Company - excludes Subsidiaries in Israel. See also Notes 4 and 11.

B.	Transactions With Related Parties and Subsidiaries

	Consolidated			Company
	Year Ended December 31,			Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3	2 0 0 5	2 0 0 4	2 0 0 3
	Reported Amounts	Reported Amounts	Adjusted Amounts	Reported Amounts	Reported Amounts	Adjusted Amounts
	NIS in Thousands			NIS in Thousands
Sales to related parties	13,793	12,565	6,103	8,289	9,903	4,169

Sales to Subsidiaries	-	-	-	508,355	454,289	358,767

Cost of sales	157,073	162,096	169,469	73,951	58,254	61,703

Royalties	23,703	21,318	15,891	2,157	1,679	1,500

General and administrative
expenses (*)	9,381	8,969	8,201	1,615	1,878	1,428

Financing income, net (*)	-	-	2,548	-	-	-

(*)	Company - excludes Subsidiaries in Israel.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 24 - DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	CREDIT RISK

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

Cash and cash equivalents and long-term deposits are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

B.	Fair Value of Financial Instruments

The financial instruments of the Group consist primarily of non-derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include trade payables and other current liabilities. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

Due to the fact that as of December 31, 2005, the terms of the capital note of shareholder do not include determined payment dates, fair value based on present values cannot be established. Accordingly, the fair value of the capital note is not disclosed in the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25 - COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company
	December 31,
	2 0 0 5	2 0 0 4
	NIS in Thousands
Current Assets
Cash and cash equivalents	25,831	109,717
Trade receivables	120,427	113,448
Other receivables	12,739	12,360
Inventories	76,840	71,185

	235,837	306,710

Long-term Investments
Capital note of shareholder	32,770	32,770
Investments in Subsidiaries	276,289	169,303

	309,059	202,073

Fixed Assets, Net	229,378	220,520

	774,274	729,303

Current Liabilities
Short-term bank credit	-	-
Trade payables	303,710	265,546
Other payables and accrued expenses	16,115	12,249

	319,825	277,795

Shareholders' Equity	454,449	451,508

	774,274	729,303

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25 - COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

B.	Statement of Operations

	Year Ended December 31,
	2 0 0 5	2 0 0 4	2 0 0 3
	NIS in Thousands
Net sales	540,002	479,320	387,019
Cost of sales	451,703	392,376	334,764

Gross profit	88,299	86,944	52,255
Selling expenses	13,861	15,283	7,827
General and administrative expenses	5,040	4,985	4,327

Operating Profit	69,398	66,676	40,101
Financing income (expenses), net	(189)	(4,541)	(5,995)
Other income, net	(153)	282	255

Income before income taxes	69,740	62,417	34,361
Income taxes	17,866	9,115	1,428

Income After Income Taxes	51,874	53,302	32,933
Equity in net earnings
of Subsidiaries	(9,466)	16,660	29,682

Net income for the year	42,408	36,642	62,615

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25 - COMPANY'S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

C.	Statements of Changes in Shareholders' Equity

	Share Capital	Capital Reserves	Translation Adjustments Relating to Foreign Held Autonomous Subsidiary	Retained Earnings	Dividend Declared After Balance Sheet Date	Total
	NIS in Thousands
Balance - December 31, 2002	8,263	132,127	-	216,209	35,528	392,127
Changes during 2003:
Dividend paid					(35,528)	(35,528)
Exchange rate differences of
prior year declared dividend
				(971)		(971)

Net income for the year				62,615		62,615

Balance - December 31, 2003	8,263	132,127	-	277,853	-	418,243
Changes during 2004:
Dividend paid
Distribution of bonus shares	250	23,615		(23,865)		-
Translation adjustments
relating to foreign held
autonomous Subsidiary			(3,377)			(3,377)
Net income for the year				36,642		36,642

Balance - December 31, 2004	8,513	155,742	(3,377)	290,630		451,508
Changes during 2005:
Dividend paid				(43,619)		(43,619)
Translation adjustments
relating to foreign held
autonomous Subsidiary			3,995			3,995
Net income for the year				42,409		42,409

Balance - December 31, 2005	8,513	155,742	618	289,575	-	454,449

AUDITORS’ REPORT

To the Shareholders of
TMM INTEGRATED RECYCLING INDUSTRIES LTD.

        We have audited the accompanying balance sheets of TMM Integrated Recycling Industries Ltd. (“the Company”) as of December 31, 2005 and 2004 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders’ equity and cash flows — of the Company and consolidated — for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position — of the Company and consolidated — as of December 31, 2005 and 2004, and the results of operations, changes in shareholders’ equity and cash flows — of the Company and consolidated — for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

        As described in Note 2a, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements for the year ended December 31, 2003, are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

AUDITORS’ REPORT

To the Shareholders of
BARTHELEMI HOLDINGS LTD.

        We have audited the accompanying balance sheets of Barthelemi Holdings Ltd. (“the Company”) as of December 31, 2005 and 2004 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders’ equity and cash flows — of the Company and consolidated — for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position — of the Company and consolidated — as of December 31, 2005 and 2004, and the results of operations, changes in shareholders’ equity and cash flows — of the Company and consolidated — for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

        As described in Note 2a, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements for the year ended December 31, 2003, are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders of

CARMEL CONTAINER SYSTEMS LTD.

        We have audited the accompanying balance sheets of Carmel Container Systems Ltd. (“the Company”) as of December 31, 2005 and 2004, and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders’ equity and cash flows — Company and consolidated — for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 10% and 8% of total consolidated assets as of December 31, 2005 and 2004, respectively, and whose revenues constitute approximately 10%, 9% and 8% of total consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance)-1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position — of the Company and consolidated — as of December 31, 2005 and 2004, and the results of operations, changes in shareholders’ equity and cash flows — of the Company and consolidated — for each of the three years in the period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

        As described in Note 2a, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements for the year ended December 31, 2003, are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

        In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended of December 31, 2005, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 22 to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the shareholders of

C.D. PACKGING SYSTEMS LTD.

We have audited the balance sheets of C.D. Packaging Systems ltd. (hereafter - the Company) and the consolidated financial statements of the Company and its consolidated subsidiary: balance sheets as of December 31, 2005 and 2004 and statements of income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the provide a fair basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position — of the Company and consolidated — as of December 31, 2005 and 2004 and the results of operations, changes in shareholders’ equity and cash flows — of the Company and consolidated — for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

As applicable to these financial statements Israeli GAAP and U.S. GAAP are practically identical in all material respects, except for differences which are explained in note 12.

As explained in note 1b the financial statements, as of dates and for reporting periods subsequent to December 31, 2003, are presented in New Israeli Shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board. The financial statements as of dates and for reporting periods ended prior to, or on the above date, are presented in values that have been adjusted for the changes in general purchasing power of the Israeli currency, through that date, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

/s/ Kesselman & Kesselman

Haifa
    March 6 , 2006

Exhibit 19(a)(iv)

Report of Independent Accountants on
Financial Statement Schedule

To the Board of Directors of American
Israeli Paper Mills Limited.

Our audits of the consolidated financial statements referred to in our report dated March 16, 2006, appearing in the 2005 annual report to the shareholders of American Israeli Paper Mills Limited also included an audit of Financial Statement Schedule — Valuation and Qualifying Accounts — listed in Item 17 on this Form 20-F. In our opinion, the Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with related consolidated financial statements.

Tel-Aviv, Israel	/s/ Kesselman & Kesselman Kesselman & Kesselman
March 16, 2006	Certified Public Accountants (Isr.)

Report of Independent Registered Public Accounting Firm on
the U.S. GAAP Reconciliation (Information)

To the Board of Directorsof
American Israeli Paper Mills Ltd.

Our audits of the consolidated financial statements referred to in our report dated March 16, 2006 appearing in the Annual Report to Shareholders of American Israeli Paper Mills Ltd. included on page 69 of this Form 20-F also included an audit of the U.S. GAAP reconciliation (information) presented on pages 53-62 of this Form 20-F. In our opinion, based on our audits and the reports of other auditors referred to in our opinion on the financial statements above, this U.S. GAAP reconciliation (information) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers

/s/ Kesselman & Kesselman

Tel Aviv, Israel
June 28, 2006

Exhibit 19(a)(v)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

T.M.M. Integrated Recycling Industries Ltd.
Tel Aviv

        In connection with our audits of the balance sheets of T.M.M. Integrated Recycling Industries Ltd. (“the Company”) as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein), we have also audited the information in the Reconciliation of Israeli GAAP to U.S. GAAP (“the Reconciliation”). The Reconciliation is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reconciliation based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Reconciliation is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Reconciliation. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall Reconciliation presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the information set forth in the Reconciliation presents fairly, in all material respects, in relation to the financial statements of the Company taken as a whole, the material differences between Israeli GAAP and U.S GAAP.

T.M.M. INTEGRATED RECYCLING INDUSTRIES LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

A. Shareholders' equity as of December 31, 2005 as reported in the financial statements of the Company prepared in accordance with
accounting principles generally accepted in Israel		73,450
Adjustments to conform with accounting principles generally accepted in the United States:
Inflation adjustments	(713)
Capitalized start-up costs, net	(1,120)
Amortization of goodwill	8,135

		6,302

Adjusted Shareholders' Equity in accordance with accounting principles		79,752
generally accepted in the United States

B. Loss for the year ended December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting
principles generally accepted in Israel		(10,611)
Adjustments to conform with accounting principles generally accepted in the United States:
Inflation adjustments	537
Reversal of capitalized start-up costs, net	48
Amortization of goodwill	1,896
		2,481

Adjusted Loss for the year ended December 31, 2005 in accordance with
accounting principles generally accepted in the United States		(8,130)

C. Changes in shareholders' equity for the year ended December 31, 2005 in accordance with accounting principles generally accepted in the
United States
Balance as of January 1, 2005		87,882
Net loss		(8,130)

Balance as of December 31, 2005		79,752

D. Subsequent events (Unaudited)

On March 7, 2006, the Company announced that the Securities Authority (Israel) is conducting an investigation, the matter of which was not divulged to the Company. To the best of the Company's knowledge, the president of the Company had been arrested and released under restricting conditions. The details related to the investigation are unknown to the Company. The Company's management is unable to assess the effect to the aforesaid, if any, on the Company.

June 22, 2006	/s/ Henry Starkman	/s/ Shalom Elkayam	/s/ Meir Sabag

Date of approval	Henry Starkman	Shalom Elkayam	Meir Sabag
	Chairman of the Board	General Manager	Chief Financial Officer

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

		3,821

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

		2,548

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
		1,273

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
		4,593

Adjusted net income for the year ended December 31, 2003
in accordance with accounting principles generally
accepted in the United States		1,495

C. Changes in shareholders' equity for the year ended
December 31, 2003 in accordance with accounting
principles generally accepted in the United States
Balance as of January 1, 2003		83,236
Net income		1,495

Balance as of December 31, 2003		84,731

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

Barthelemi Holdings Ltd.
Tel Aviv

In connection with our audits of the balance sheets of Barthelemi Holdings Ltd. (“the Company”) as of December 31, 2005 and 2004, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein), we have also audited the information in the Reconciliation of Israeli GAAP to U.S. GAAP (“the Reconciliation”). The Reconciliation is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Reconciliation based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Reconciliation is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Reconciliation. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall Reconciliation presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the information set forth in the Reconciliation presents fairly, in all material respects, in relation to the financial statements of the Company taken as a whole, the material differences between Israeli GAAP and U.S GAAP.

BARTHELEMI HOLDINGS LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles applicable in Israel (Israeli GAAP). The Company presents the following information which describes the material effects on the Company’s results of operations and shareholder’s equity had the Company prepared its financial statements in accordance with accounting principles generally accepted in the U.S. (U.S. GAAP).

A.(1) Shareholders' equity as of December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting
principles generally accepted in Israel		50,698
Adjustments to conform with accounting principles generally accepted in the
United States:
Inflation adjustments	(995)
Amortization of goodwill	20,230
Impairment of goodwill	(12,300)
Contingent consideration	1,378
Adjustment in respect of additional acquisition of T.M.M	(166)
Capitalized start-up costs, net (T.M.M.)	(786)
Amortization of goodwill (T.M.M.)	5,708

		13,069

Adjusted shareholders' equity in accordance with accounting principles generally accepted in the United States		63,767

(2) Loss for the year ended December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting principles
generally accepted in Israel		(12,647)
Adjustments to conform with accounting principles generally accepted in the
United States:
Inflation adjustments	(56)
Amortization of goodwill	5,261
Impairment of goodwill	(7,300)
Reversal of capitalized start-up costs, net (T.M.M.)	34
Amortization of goodwill (T.M.M.)	1,330

		(731)

Adjusted loss for the year ended December 31, 2005 in accordance with
accounting principles generally accepted in the United States		(13,378)

BARTHELEMI HOLDINGS LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

(3) Changes in shareholders' equity for the year ended December 31, accordance with accounting principles generally accepted in the United States:
Balance as of January 1, 2005	77,145
Net loss	(13,378)

Balance as of December 31, 2005	63,767

         (4)      Subsequent event (Unaudited)

On March 7, 2006, Tamam announced that the Securities Authority is conducting an investigation, the matter of which was not divulged to Tamam. To the best of Tamam’s knowledge, the president of Tamam had been arrested and released under restricting conditions. The details related to the investigation are unknown to Tamam. Tamam’s management is unable to assess the effect to the aforesaid, if any.

June 22 , 2006	/s/ Shaul Maoz	/s/ Israel Eldar

Date of approval	Shaul Maoz	Israel Eldar
	Director	Director

BARTHELEMI HOLDINGS LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

B.(1) Shareholders' equity as of December 31, 2004 as reported in the financial statements of the Company prepared in accordance with accounting
principles generally accepted in Israel		63,344
Adjustments to conform with accounting principles generally accepted in the
United States:
Inflation adjustments	(938)
Amortization of goodwill	14,970

Impairment of goodwill	(5,000)
Contingent consideration	1,378
Adjustment in respect of additional acquisition of T.M.M	(166)
Capitalized start-up costs, net of tax effect (T.M.M.)	(820)
Amortization of goodwill (T.M.M.)	4,377

		13,801

Adjusted shareholders' equity in accordance with accounting principles generally accepted in the United States		77,145

(2) Loss for the year ended December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting principles
generally accepted in Israel		(4,713)
Adjustments to conform with accounting principles generally accepted in the
United States:
Inflation adjustments	457
Amortization of goodwill	5,239

Impairment of goodwill	(5,000)
Reversal of capitalized start-up costs, net of tax effect (T.M.M.)	(227)
Amortization of goodwill (T.M.M.)	1,459

		1,928

Adjusted loss for the year ended December 31, 2004 in accordance with accounting principles generally accepted in the United States		(2,785)

(3) Changes in shareholders' equity for the year ended December 31, 2004 in accordance with accounting principles generally accepted in the United States:
Balance as of January 1, 2004		79,930
Net loss		(2,785)

Balance as of December 31, 2004		77,145

BARTHELEMI HOLDINGS LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

C.(1) Shareholders' equity as of December 31, 2003 as reported in the financial		68,057
statements of the Company prepared in accordance with accounting principles generally accepted in Israel
Adjustments to conform with accounting principles generally accepted in the United States:
Inflation adjustments	(1,395)
Amortization of goodwill	9,731

Contingent consideration	1,378
Adjustment in respect of additional acquisition of T.M.M	(166)
Capitalized start-up costs, net of tax effect (T.M.M.)	(593)
Amortization of goodwill (T.M.M.)	2,918

		11,873

Adjusted shareholders' equity in accordance with accounting principles		79,930

generally accepted in the United States
(2) Loss for the year ended December 31, 2003 as reported in the financial statements of the Company prepared in accordance with accounting
principles generally accepted in Israel		(7,012)
Adjustments to conform with accounting principles generally accepted in the
United States:
Inflation adjustments	1,994
Amortization of goodwill	4,902

Reversal of capitalized start-up costs, net of tax effect (T.M.M.)	(76)
Amortization of goodwill (T.M.M.)	1,385

		8,205

Adjusted net income for the year ended December 31, 2003 in accordance with accounting principles generally accepted in the United States		1,193

(3) Changes in shareholders' equity for the year ended December 31, 2003 accordance with accounting principles generally accepted in the United
States:
Balance as of January 1, 2003		78,737
Net income		1,193

Balance as of December 31, 2003		79,930

Date:	March 5, 2006
Our ref:	802921

To:	Mondi Business Paper Hadera Ltd. Hadera

Gentlemen,

Re:	US GAAP Adjustments Report as of December 31, 2005 and for the year then ended

Pursuant to your request and as the independent accountants of Mondi Business Paper Hadera Ltd. (“the Company”), we have audited the Company’s US GAAP Adjustments Report as of December 31, 2005 and 2004 and for each of the two years then ended (“the Report”). The Report, which is enclosed herewith, marked by our Firm’s identification seal, is the responsibility of the Company’s board of directors and management.

The Company’s US GAAP adjustments Report as of December 31, 2003 and for the year then ended was audited by other auditors whose report, dated March 10, 2004, expressed an unqualified opinion on the US GAAP adjustments contained in the Report .

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors’ Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Report is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Report, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall Report presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Report referred to above present fairly, in all material respects, the adjustments required to present the financial position of the Company as of December 31, 2005 and 2004, and the results of operations and changes in shareholders’ equity for each of the two years then ended, in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants

Report of Independent Registered Public Accounting Firm on Reconciliation
of Israeli GAAP to U.S. GAAP

To the Shareholders of
Mondi Business Paper Hadera Ltd. (formerly: Neusiedler Hadera Paper Ltd.)

In connection with our audits of the consolidated statements of income, changes in shareholders’ equity and cash flows for the year ended December 31, 2003 of Mondi Business Paper Hadera Ltd. (“the Company”), included in the 2005 financial statements of the Company which are incorporated in this Form 20-F and regarding which, we have expressed an unqualified opinion, dated March 10, 2004, we have also audited the information included in the Reconciliation of Israeli GAAP to U.S. GAAP listed under U.S. GAAP Adjustment Report (hereafter — Reconciliation). The Reconciliation is the responsibility of the Company’s Board of directors and management. Our responsibility is to express an opinion on the Reconciliation based on our audits.

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

In our opinion, the reconciliation present fairly, in all material respects, the adjustments required to present the Company’s net income for the year December 31, 2003, in order for them to be presented in accordance with accounting principles generally accepted in the United States.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
March 10, 2004	Certified Public Accountants (Isr.)

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2005

The consolidated financial statements of Mondi Business Paper Hadera Ltd. (“the Company”) as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Israel. The following describes major effects on the Company’s consolidated financial statements, had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

1.	Significant accounting policies

A.	Goodwill

According to Israeli GAAP, goodwill is to be amortized over its useful life that reflects the period in which the goodwill is to contribute economic benefits. According to US GAAP (SFAS 142), commencing January 2002 goodwill is no longer amortized but rather is reviewed annually (or more frequently if impairment indicators arise) for impairment.

In February 2006, the Israeli Accounting Standards Board published standard No. 20, “Goodwill and Intangible Assets Arising from Investments in Investee Company (Revised)” that calls for ceasation of the goodwill amortization, commencing January 1, 2006.

B.	Basis of Measurement — Adjusted NIS vis-a-vis Nominal NIS

According to Israeli GAAP, the financial statements of the Group through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A(4) to the Company’s financial statements as of December 31, 2005, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Group’s financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Company’s financial statements as of December 31, 2005, commencing January 1, 2004, the Group ceased the presentation of its financial statements based adjusted NIS, and effective with the financial statements as of December 31, 2004 and 2005, the Group’s financial statements are prepared and presented in Reported Amounts, as defined in Note 2A(1) to the Company’s financial statements as of December 31, 2005.

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2005

1.	Significant accounting policies (cont.)

C.	Relevant recent accounting pronouncements by the FASB

(1)	SFAS No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4 – In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. This application of this Standard did not have a material effect on the Company’s financial position or results of operations.

(2)	SFAS 153, Exchange of Non-Monetary Assets —In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The adoption of this Standard did not affected the Company’s financial position or results of operations.

(3)	SFAS No. 154, Accounting Changes and Error Corrections — This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods.

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2005

1.	Significant accounting policies (cont.)

C.	Relevant recent accounting pronouncements by the FASB (Cont.)

(3)	SFAS No. 154, Accounting Changes and Error Corrections – (cont.)

This Statement defines retrospective application as (i) the application of a different accounting principle to prior accounting periods as if that principle had always been used, or (ii) as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error.

This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate effected by a change in accounting principles. This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principles on the basis of preferability.

The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company’s financial position or results of operations.

2.	Following are the selected balance-sheet items and selected statement of operations items as presented in accordance with GAAP applicable in Israel and the corresponding adjustments required in order for them to be presented according to US GAAP.

A.	Selected Balance-Sheet Items

	As of December 31, 2005			As of December 31, 2004
	As reported	Adjustment	As per US GAAP	As reported	Adjustment	As per US GAAP
	NIS in thousands
	Reported Amounts			Reported Amounts
Other assets - Goodwill	3,177	2,301	5,478	3,800	1,678	5,478

Shareholders' equity	95,781	(1,718)	94,063	99,187	(2,313)	96,874

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2005

2.	Cont.

B.	Selected Statement of Operations Items

	Year ended December 31,
	2005	2004	2003
	NIS in thousands
Net income (loss) under Israeli GAAP (*)	(3,406)	17,262	18,519
Effect of material differences between
Israeli GAAP and US GAAP:
Change in basis of measurement
from reported / adjusted NIS to nominal NIS	188	(1,104)	5,367
Amortization of goodwill	623	623	602
Deferred taxes	(216)	440	(2,938)

Net income (loss) under US GAAP	(2,811)	17,221	21,550

(*)	For each of the two years ended in December 31, 2005 — reported amounts. For the year ended in December 31, 2003 — adjusted amounts.

3.	Changes in Shareholders’ Equity in Accordance with US GAAP

	NIS in thousands
	2005	2004	2003
Shareholders' equity under US GAAP as of January 1,	96,874	79,653	58,103
Net income (loss) for the year under US GAAP	(2,811)	17,221	21,550

Shareholders' equity under US GAAP as of December 31,	94,063	96,874	79,653

/s/ Avi Magid	/s/ A. Solel	/s/ Y. Yerushalmi

Avi Magid Financial Director	A. Solel General Manager	Y. Yerushalmi Vice Chairman of the Board of Directors

Date: March 5, 2006

Date:	June 27, 2006
Our ref:	802811

To:     Hogla-Kimberly Ltd.
           Ramla

Gentlemen,

Re:       US GAAP Adjustments Report as of December 31, 2005

Pursuant to your request and as the independent accountants of Hogla-Kimberly Ltd. (“the Company”), we have audited the Company’s US GAAP Adjustments Report as of December 31, 2005 and 2004 and for each of the three years ended December 31, 2005 (“the Report”). The Report, which is enclosed herewith, marked by our Firm’s identification seal, is Company’s management responsibility.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) and with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors’ Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Report is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the Report, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall Report presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Report referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and changes in shareholders’ equity for each of the three years ended December 31, 2005, in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2005

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Israel. The following describes the effects on the Company’s consolidated financial statements had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

A.	Recent accounting pronouncements by the FASB

(1)	SFAS No. 151 – Inventory Costs, an Amendment of ARB No. 43, Chapter 4– In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Standard’s application is not expected to have a material effect on the Company’s financial position or results of operations under U.S. GAAP.

(2)	SFAS 153, Exchange of Non-Monetary Assets — In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29". This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted. The adoption of this Standard does not affect the Company’s financial position or results of operations.

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2005

A.	Recent accounting pronouncements by the FASB (Cont.)

(3)	SFAS No. 154, Accounting Changes and Error Corrections — This Statement, published in May 2005, replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principles. This Statement applies to all voluntary changes in accounting principles, and to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principles in the net income of the period of the change. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine the specific effects or the cumulative effect of the change. The Statement also provides guidance for cases in which it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, and/or for cases in which it is impracticable to determine the cumulative effect of applying a change in accounting principles to all prior periods.
This Statement defines retrospective application as (i) the application of a different accounting principle to prior accounting periods as if that principle had always been used, or (ii) as the adjustment of previously issued financial statements to reflect a change in the reporting entity. This Statement also redefines restatement as the revisiting of previously issued financial statements to reflect the correction of an error. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets, be accounted for as a change in accounting estimate affected by a change in accounting principles.
This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principles on the basis of preferability.
The provisions of this Statement are effective for accounting changes and corrections of errors made during fiscal years beginning after December 15, 2005. The adoption of this Standard is not expected to have a material effect on the Company’s financial position or results of operations.

B.	Goodwill

According to Israeli GAAP, until December 31, 2005, goodwill is amortized over the expected estimated economic life of the asset acquired. Commencing January 1, 2006 goodwill shall not be amortized but rather will be examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.
According to US GAAP (SFAS 142), commencing January 2002 goodwill is not amortized but rather is reviewed annually (or more frequently if impairment indicators arise) for impairment.

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2005

C.	Basis of Measurement — Adjusted NIS vis-a-vis Nominal NIS

According to Israeli GAAP, the financial statements of the Group through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS.
Commencing January 1, 2004, the Group ceased the presentation of its financial statements based adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group’s financial statements are prepared and presented in Reported Amounts, as defined in Note 2A to the Company’s financial statements as of December 31, 2005. See also Note 2A to the Company’s financial statements as of December 31, 2005.
According to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Group’s financial position and results of operations is excluded for the U.S. GAAP presentation.

D.	Selected Balance Sheet Items

	As of December 31, 2005
	As reported	Adjustment	As per US GAAP
	NIS in thousands
Other assets - Goodwill	24,737	11,645	36,382

Shareholders' equity	440,184	73	440,111

	As of December 31, 2004
	As reported	Adjustment	As per US GAAP
	NIS in thousands
Other assets - Goodwill	25,878	8,172	34,050

Shareholders' equity	436,532	(419)	436,113

E.	Selected Statements of Operation Items

	Consolidated and Company
	Year ended December 31,
	2005	2004	2003
	NIS in thousands
Net income under Israeli GAAP	43,276	26,928	56,253
Effect of material differences between
Israeli GAAP and US GAAP:
Change in basis of measurement from
adjusted NIS to nominal NIS	1,080	1,254	(5,694)
Amortization of goodwill	2,850	2,832	2,768
Deferred taxes	(3,987)	(2,298)	(4,458)

Net income under US GAAP	43,219	28,716	48,869

F.	Changes in Shareholders’ Equity in Accordance with US GAAP

NIS in thousands
Shareholders' equity under US GAAP as of January 1, 2005	436,113
Dividend paid	(43,619)
Translation adjustments	4,398
Net income for the year under US GAAP	43,219
Shareholders' equity under US GAAP as of December 31, 2005	440,111

/s/ A. Schor	/s/ O. Argov

A. Schor Chief Executive Officer	O. Argov Acting Chief Financial Officer