Form 20-F
period 2006-12-31
AMERICAN ISRAELI PAPER MILLS LTD
filed 2007-06-29
CIK 5337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-04212

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

4,032,723 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer	Accelerated filer	Non- accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

PART I

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable to Annual Reports

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable to Annual Reports

ITEM 3 - KEY INFORMATION

A.    Selected Financial Data

        American Israeli Paper Mills Ltd. (“AIPM” or the “Company”) prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects,as it relates to the Company, as described in Item 17.

        The following selected financial data is derived from the audited consolidated financial statements of the Company.

        The financial data is presented in New Israeli Shekel (NIS) as follows:AIPM made a transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. Prior to 2004 AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the U.S. dollar against the NIS.

        The comparison figures for the years 2002 - 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the U.S. dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379). See also note 1b to the Financial Statements.

Five Fiscal Year Financial Summary

According to Israeli GAAP (In Thousands of NIS Except Per Share Amounts)	Year Ended December 31
Income Statement data:	2006	2005	2004	2003	2002
Sales	530,109	482,461	482,854	465,092	455,775
Income from ordinary operations	50,501	*43,338	*54,438	46,584	36,455
Share in profits (losses) of associated companies, net	****(26,202)	16,414	25,072	35,549	16,727
Net income	[1]13,330	[1]45,715	[1]62,732	[1]60,047	37,460

Selected balance sheet data:
Total assets	1,173,287	1,155,758	1,162,387	1,253,274	1,052,123
Fixed assets	400,823	379,934	345,239	340,543	339,579
Long-term debt	256,290	260,581	261,269	268,052	70,257
Shareholders' equity	430,842	523,384	575,313	614,230	650,950

Per Share Data:
Shares outstanding at end of year	4,032,723	4,002,205	3,996,674	3,968,295	3,918,710
Amount in NIS	40,327	40,022	39,967	39,683	39,187
Net income per NIS 1 par value:
Primary	3.31	***11.43	***15.77	***15.26	***9.56
Fully diluted	3.28	***11.35	***15.44	***14.99	***9.49
Dividend declared per share	[2]24.85	[2]**24.99	[2]25.12	[2]25.12	[2] 5.30

*	Reclassified

**	Consists of two dividends that were declared in 2005 (see comment 2 below).

***	As a result of implementing retroactively the change of accounting policy.

****	Amount does not include the cumulative affect of a change in accounting policy of associated company of NIS (461).

(1)	The net income includes gains in the years 2005, 2004 and 2003 (in the sum of 8,000 thousands, NIS 14,440 thousands and NIS 2,700 thousands respectively, which relate to certain tax benefits – for a further discussion of these items, see Item 5 – Operating Financial Review and Prospects.

(2)	Dividend for 2002, in the sum of NIS 6.31 per share ($1.44 per share) was declared in March 2003 and paid in April 2003.

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

Dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

According to U.S. GAAP (In Thousands of re-measured NIS except per share amounts)	Year Ended December 31
Income statement and balance sheet data:	2006	2005	2004	2003	2002
Sales	530,109	482,461	482,854	481,491	492,990
Income from ordinary operations	76,917	63,258	63,974	53,688	53,751

Share in profits (losses) of associated companies, net	(19,686)	8,193	29,213	20,972	27,464
Net income	[1]23,909	[1]41,861	(1)58,720	[1]38,469	54,624
Total assets	1,123,964	1,097,543	1,107,725	1,189,215	1,026,083
Fixed assets	362,539	340,914	300,746	291,060	282,281
Long-term debt	257,075	260,581	261,269	268,052	76,001
Shareholders' equity	374,768	461,406	520,482	550,354	602,675

Per Share Data:
Shares outstanding at end of year	4,032,723	4,002,205	3,996,674	3,968,295	3,918,710
Share outstanding to compute:
Basic net income per share	4,025,181	3,999,910	3,978,339	3,938,035	3,918,710
Diluted net income per share	4,055,628	4,051,610	4,043,714	3,969,708	3,933,280
Amount in NIS	40,327	40,022	39,967	39,683	39,187
Net income per share (re-measured NIS)
Basic	5.94	10.47	14.76	9.77	13.94
Diluted	5.89	10.33	14.52	9.69	13.81
Dividend declared per share	[2]24.85	[2]**24.99	[2]25.12	[2]25.55	(2)5.77

For further information about the effect of application of U.S. GAAP, see Item 17.

** Consist of two dividends were declared in 2005 (see comment 2 below)

(1)

The net income includes losses in the years 2005 and 2003, in the sum of NIS 10,000 thousands and NIS 16,986 thousands respectively, [representing other than temporary impairment of investment in associated companies (see Item 17-e)]. Net income in the years 2005, 2004 and 2003, includes gains of NIS 8,000 thousands, NIS 14,440 thousands and NIS 2,700 thousands respectively, originated from certain tax benefits. For a further discussion of these items, see discussion in Item 5 – Operating Financial Review and Prospects.

(2)

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

Dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

Exchange Rates

        The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 4.033 to the dollar on May 31, 2007. The high and low exchange rates between the NIS and the U.S. dollar during the six months of December 2006 through May 2007, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =

December 2006	4.234 NIS	4.176 NIS
January 2007	4.260 NIS	4.187 NIS
February 2007	4.254 NIS	4.183 NIS
March 2007	4.222 NIS	4.155 NIS
April 2007	4.135 NIS	4.014 NIS
May 2007	4.065 NIS	3.932 NIS

        The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

Period	Exchange Rate
January 1, 2001 - December 31, 2001	4.219 NIS/$1
January 1, 2002 - December 31, 2002	4.736 NIS/$1
January 1, 2003 - December 31, 2003	4.512 NIS/$1
January 1, 2004 - December 31, 2004	4.483 NIS/$1
January 1, 2005 - December 31, 2005	4.878 NIS/$1
January 1, 2006 - December 31, 2006	4.456 NIS/$1

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

Future legal restriction may negatively affect the results of operations

        The Company’s activities and its subsidiaries and associated companies’ activities are confined by legal constraints (such as government policy on various subjects, different requirements made by the authorities supervising environmental regulations and governmental decisions to raise minimum wages) . These restrictions may affect the results of operations of the Group.

Any future rise in the inflation rate may negatively affect business

        Since the Company possesses a significant amount of CPI-linked liabilities, a high inflation rate may cause significant financial expenses. Consequently, the Company occasionally enter into hedging transactions to cover the exposure due to the liabilities. A high inflation rate may also affect payroll expenses, which, at the long run, tends to be adjusted to the changes in the CPI.

Exposure to Exchange Rate Fluctuation

        The Company, its consolidated subsidiaries and associated companies are exposed to risks due to changes in the foreign exchange rates, either due to importing raw materials and finished products or due to exporting to international markets. Changes in the foreign exchange rates of the different currencies compared to the New Israeli Shekel may cause erosion in profitability and cash flow.

Risk Factors relating to the Company

The Company faces significant competition in the markets the Company operates in

        The Company operates in the packaging paper and office supplies industries, both of which are highly competitive. In the packaging paper industry the Company faces competition from imported paper. In the office equipment sector the Company faces competition from many suppliers that operate in the Company’s markets. The associated companies are also exposed to competition in all of their operations. This competition may negatively affect the future results. For further information see the section titled – “Competition” in Item 4B below.

The Company is exposed to increases in the cost of raw materials.

        The increase in the activity of the paper machines, which are based on paper waste as a recycled fiber, makes it necessary to increase the collection of paper waste and seek wider range of collection sources. The lack of enforcement of the Israeli recycling laws, which require waste recycling, makes it difficult to find alternative resources at a competitive cost, but the enactment of the Clean Environment Act in January 2007, which charges a landfill levy on waste may, if effectively enforced, significantly improve the ability to collect paper waste.

        There is an exposure in the associated companies resulting from fluctuation of prices of raw material and of the imported products, which arrive to Israel without tariffs or entrance barriers. Exceptional price increase of raw materials and imported products may have an adversary effect on these Companies’ profitability.

The Company is dependent on energy prices.

        AIPM’s activities are highly dependent on the consumption of energy and therefore are influenced by fuel and electricity prices. AIPM’s profitability may suffer if there is an exceptional increase in energy prices.

Account Receivable Risks

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

        The Company is exposed to various risks related to its activities in Turkey, where Hogla-Kimberly Ltd (“H-K”) operates through its subsidiary, Kimberly –Clark Turkey (“KCTR”). These risks result from economic instability and high inflation rates and exchange rate fluctuations, which have characterized the Turkish economy during the past years, and may be repeated and adversely affect KCTR’s activities.

Risks Associated with credit from banks

        The Company forms part of the I.D.B. Group and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which includes amongst other things, limits to the volume of loans an Israeli bank can issue to a single borrower; a single “borrowing group”(as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. I.D.B. Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the AIPM Group’s ability to borrow additional sums from Israeli banks and to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

        For further information, see “Item 11 – Quantitative and Qualitative Disclosure about Market Risk.”

ITEM 4 - INFORMATION ON THE COMPANY

A.    History and Development of the Company

        American Israeli Paper Mills Ltd. was incorporated in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies (which together with the Company are referred to as the “Group”) is Israel’s largest manufacturer of paper and paper products.

        The Company’s principal executive offices, and also the Company’s registered offices, are located at 1 Meizer St., Industrial Zone, P.O. Box 142, Hadera, Israel, Tel: (972-4) 634-9349, fax: (972-4) 633-9740.

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

        Over the last few years, the Group has participated in several joint ventures as follows:

    1.        In July 1992, the Group purchased 25% of the shares of Carmel Container Systems Ltd. (“Carmel”), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products. As of December 31, 2006, the Group held 26.25% of the shares of Carmel shares. As a result of a self acquisition by Carmel, the Group’s holding in Carmel increased as of June 01, 2007, to 36.2% of the shares of Carmel shares. Another major shareholder in this company is Kraft Group LLC (an American shareholder) (49.6%). Carmel shares were traded on the AMEX and were deregistrated and delisted in 2005.

    2.        In 1996, Kimberly –Clark Ltd. (“KC”) acquired 49.9% of the shares of Hogla, a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd (H-K). H-K is engaged in the production and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products. The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer H-K access to international markets. In 1999, H-K purchased “Ovisan”, which was renamed to Kimberly –Clark Turkey (“KCTR”), a Turkish manufacturer and marketer of diapers and paper products. On March 31, 2000, KC increased its holdings in H-K to 50.1%.

    3.        Effective January 1, 2000, AIPM entered into a joint venture agreement with Neusiedler AG (NAG), pursuant to which NAG acquired 50.1% of AIPM’s printing and writing paper operations. The printing and writing paper operation was separated from AIPM upon the completion of this transaction and was sold to Neusiedler Hadera Paper (NHP), a subsidiary that was established for this purpose, of which NAG acquired 50.1%. NHP was renamed in 2004 and is now called Mondi Business Hadera Paper (“Mondi Hadera”).

    4.        Amnir Recycling Industries Ltd. (Amnir) (a wholly owned subsidiary of AIPM), which is engaged in the collection and recycling of paper and plastic waste and in the confidential data destruction, acquired in 1997 and 1998 20% and 10%, respectively, of Cycle-Tec Recycling Technologies Ltd. (Cycle-Tec), a research and development company which develops a process for manufacturing of a high strength / low cost composite material, based on recycled post consumer plastic and paper, treated with special chemical additives. As of May 31, 2007, Amnir owned 30.18% of Cycle-Tec.

    5.        In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d’Entreprises Automobiles (CGEA), for the sale of 51% of the operations of Amnir Industries and Environmental Services Ltd. (Amnir Environment) in the field of solid waste management (waste disposal and management of transfer stations and landfills). CGEA is an international French company, which is part of the Veolia group and one of the world’s leading companies in the field of environmental services. The agreement did not apply to Amnir’s operations in collecting and recycling paper and plastic. As of February 13, 2007, the Company is no longer a shareholder in Amnir Environment, see clause 6 below.

    6.        In March 2000, AIPM and CGEA, on the one hand, and Tamam Integrated Recycling Industries Ltd. (T.M.M.) and its controlling shareholders, on the other hand, entered into an agreement pursuant to which AIPM and CGEA acquired through a jointly held company, Barthelemi Holdings Ltd (“Barthelemi”) from T.M.M.’s controlling shareholders 62.5% of the share capital of T.M.M., an Israeli company in the solid waste management field. Simultaneously therewith, 100% of Amnir Environment’s shares were transferred to T.M.M. in return for an allocation of 35.3% of the shares of T.M.M. to the shareholders of Amnir Environment. Following such transaction, AIPM and CGEA owned, together, 75.74% of the shares of T.M.M. In August and September 2000, T.M.M. acquired approximately 3% of its own share capital. In December 2001 and in August 2003 AIPM and CGEA acquired additional shares of T.M.M.’s share capital through the jointly held company Barthelemi, resulting in an increase in the ownership of shares of T.M.M. by AIPM and CGEA to 88%, and as of December 31, 2006, AIPM held directly and indirectly 43.08% of T.M.M.’s shares and CGEA held 44.92% of T.M.M.’s shares. On January 4, 2007, an Agreement was signed between the Company and CGEA, according to which, the Company sold to CGEA its holdings in Barthelemi, and the rest of its holdings in T.M.M. The aforesaid transaction, for the total amount of $ 27 million, was accomplished in February 13, 2007, and since then, the Company is no longer a shareholder in T.M.M.

    7.        In June 2005, C.D. Packaging Systems Limited (“C.D.,” an associated company of AIPM, held jointly with Carmel), which is engaged, in the designing, manufacturing and marketing of consumers packages, acquired the business activity of Frenkel and sons Ltd., in exchange for allocation of shares in C.D., and was renamed to Frenkel- CD Ltd. Both companies are engaged in the field of folding boxes. The goal of the new entity is to join the activities in the field and create a significant entity in the competitive market, while combining the advantages of the two companies and fulfilling the potential of cost savings, as a result of the synergy between the activities. The merger is effective as of January 01 2006. As of May 31, 2007, the Group holds 35.16% of C.D.’s shares (directly and indirectly through Carmel that holds 27.85% of C.D.’s shares) and Frenkel and sons Ltd. holds 44.3% of C.D.’s shares.

Capital Expenditures and Divestitures

2006

The investments in fixed assets totaled about NIS 53.1 million (about $ 12.5 million). These investments included:

•	Investments of approximately NIS 3.0 million ($ 0.7 million) in environmental expenditures.

•	An investment of approximately NIS 2.5 million ($ 0.6 million) in a conversion to a conversion to gas system.

•	Investments of approximately NIS 13.9 million ($ 3.3 million) in conversion and improvement of steam tanks.

•	Investments of approximately NIS 1.7 million ($ 0.4 million) in real estate in Hadera as a reserve for the Company’s future development.

•	Investments totaling NIS 32.0 million ($ 7.5 million) in buildings, equipment, transportation and information technology.

2005

The investments in fixed assets totaled about NIS 71.1 million (about $15.4 million). These investments included:

•	Investments of approximately NIS 4.6 million ($1.0 million) in environmental expenditures.

•	An investment of approximately NIS 1.8 million ($0.4 million) in a conversion to a gas system.

•	Investments of approximately NIS 36.8 million ($8 million) in real estate in Hadera an Naharia.

•	Investments totaling NIS 27.9 million ($6 million) in buildings, equipment, transportation and information technology.

2004:

The  investments in fixed assets of the Company totaled about NIS 31.0 million in 2004 (about $6.9 million). These investments included:

•	Investments of approximately NIS 2.2 million ($0.5 million) in environmental expenditures.

•	An investment of approximately NIS 2.2 million ($0.5 million) in a machine for the manufacturing of cores based on Cycle-Tec technology.

•	Investments totaling NIS 26.6 million ($5.9 million) in buildings, equipment, transportation and information technology.

B.     Business Overview

I. The Group’s Operations and Principal Activities

        The Company is engaged through its subsidiaries in the manufacture and sale of packaging paper, in the collection and recycling of paper and plastic waste and in the marketing of office supplies, mainly to the institutional and business sector. The Company also holds interests in associated companies that deal in the manufacture and marketing of printing and writing paper, household paper products, hygiene products, disposable diapers, complementary kitchen products, corrugated board containers and packaging for consumer goods.

        In order to serve the paper production activities, the Company, through a wholly owned subsidiary, supplies engineering services, maintenance, steam and energy, water supply, sewage treatment etc. to different paper machines located at the Company’s main site in Hadera in return for cost sharing.

        The Company operates in its main production site in Hadera according to the following standards:

        ISO 9001/2000 – quality management

        ISO 14001 – environmental regulations

        Israeli Standard 18001 - safety

        The principal products produced and/or marketed by the Group (indicating its subsidiaries and associated companies) are as follows:

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

        •     Household Products

        Bathroom tissue, toilet paper, kitchen towels, facial tissue, napkins, disposable tablecloths, sanitary towels, panty shields, tampons, disposable baby diapers, training pants, baby wipes, disposable adult diapers, incontinence pads.

        •     Industrial, Hospital and Food Service Products

        Toilet paper, towel rolls, C-fold towels, napkins, place mats, coasters, bed sheets, wadding, paper toilet seat covers, disposable bed-pans and urinals, sterilizing paper, bathroom tissue and paper towel dispensers, dispensers for liquid hand soaps and room deodorizing dispensers for washrooms and cleaners, detergents and cleaning complimentary products, cups and plates, examination gloves.

        •     Other Products

        Aluminum food wraps, cling-film wraps, garbage bags, oven baking and cooking trays, office supplies, recycled ground and palletized plastics used by the plastic products industry.

Sales and Marketing

        The Group’s packaging products are sold mostly to four main customers in Israel (one of them is an associated company) which operate in the corrugated board sector with whom the Group has long standing business relationships.

        The Group’s office supplies products are sold to thousands of customers in the Business to Business sector and to institutions such as governmental offices and banks. About 30% of the sales are made through tenders.

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

        The Group’s main marketing strategy has the following objectives:

(a)

Maintaining its existing dominant share in the Israeli market of paper grades and household products produced by the Group and imported by it, through short delivery times and prompt service, while constantly improving the quality of its products.

(b)

Meeting the growing and changing requirements of the market by adding new products and improving the quality of existing grades of paper in order to meet the technological changes required by new printing equipment and the needs of the customers.

(c)	Exploring new business opportunities in Israel and abroad and increasing the range of its products and the production capacity.

        In March 2007, KCTR signed a principles agreement with Unilever, according to which Unilever shall distribute and sell KCTR’s products in Turkey, excluding distribution and sales to the food chains which will be done directly by KCTR. The agreement was signed to enable KCTR to increase its market cover and volume of sales, following the approval of a strategic plan by KCTR, for the expansion of its activities in Turkey for the coming decade. The complete strategic plan is designated to expand the activities of KCTR, from the current yearly sales turnover of $50 million to a turnover of $300 million in the year 2015, and improve its profitability through constructing it as a significant factor in the Turkish market in the field of disposable diapers, women hygienic products and various tissue products, based on international brands of Kimberly- Clark worldwide.

        The following table sets forth the consolidated sales in NIS millions(**) by categories of the consolidated segments of operations:

**	AIPM made the transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. Prior to January 1, 2004, AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

Packaging Paper Manufacturing and Recycling (1)			Marketing Office Supplies (2)			Total
2006	2005	2004	2006	2005	2004	2006	2005	2004
408.0	368.9	367.4	122.1	113.6	115.5	530.1	482.5	482.9

The above mentioned segments include the following activities:

1.

Packaging paper manufacturing and recycling – manufacturing and marketing of packaging paper, including collecting and recycling of paper waste. The manufacturing of packaging paper relies mainly on paper waste as raw materials.

2.	Marketing office supplies - Marketing of office supplies and paper, mainly to institutions.

Raw Materials

        The raw materials required for paper and board production are different wood pulps, secondary fibers (i.e., waste paper) and various chemicals and fillers. Pulp is imported primarily from major suppliers in Scandinavia, the United States, Portugal, Austria, Brazil and Spain on a regular basis. The bulk of the pulp tonnage purchased is secured by revolving long-term agreements renewed on a yearly basis. All of the pulp for the printing and writing paper manufactured by Mondi Hadera is purchased by Mondi Business Paper (the Austrian parent company), which purchases pulp for its subsidiaries around the world. This ensures fluent supply and better prices.

        The pulp for the household products is being imported by H-K with the assistance of K-C.

        About 65% of the fibers required in paper production by the Group (including printing and writing paper and household products for the operation of its associated companies) come from waste paper, which in some paper grades, is used in lieu of relatively more expensive pulp. The production of packaging and brown wrapping paper is based mostly on recycled fibers. Therefore, the main raw material used for the production of packaging and brown wrapping paper is paper waste most of which is collected from various sources by Amnir, a wholly owned subsidiary of the Company. Approximately 210,000 tons per year of waste paper are collected and handled by Amnir, most of which are used by the Group for the production of fluting and tissue paper and some of which is sold to other tissue paper manufacturers. Apart from the waste paper collected by Amnir there is a use of residue which is created during the production of packages and purchased from the manufacturers of corrugated board.

        The absence of supporting enforcement of the Recycling Act, which mandates waste recycling, detracts from the company’s ability to expand waste collection, due to financial considerations. On January 16, 2007, however, the Clean Environment Act (9th amendment) - 2007 (“Clean Environment Act”) was enacted, imposing a landfill levy on waste. Pursuant to the provisions of this act, a landfill charge will be levied against waste, at the rate of NIS 10 per ton in 2007, rising up to NIS 50 per ton from 2011 and thereafter. The enforcement of this act may lead to improved capacity in paper waste collection.

        Also, Amnir is preparing to increase paper waste collection over the coming years, due to a board approval for an investment in a new machine for packaging paper, at a cost of approximately $140 million (see also section D below). The construction of the new packaging machine, will require twice the volume of paper waste collection to serve as raw material in the production of packaging paper over the coming years. Amnir is gearing up to increase collection volumes, in anticipation of the installation of the new packaging paper machine. For further details please refer to the Item 4.D. Property, Plants and Equipment below.

        The main raw material required for the manufacture of corrugated board is board paper. Carmel purchases paper from two main suppliers which are also shareholders of Carmel.

        Since 1996, NHP, an associated company, has been using precipitated calcium carbonate (PCC), a special pigment used for filling and coating paper in order to improve quality. In 2005, an agreement was signed between Mondi Hadera and the Swedish company Omya International AG (“Omya”) for the supply of PCC for a period of ten years commencing in April 2006.The parties are currently negotiating for the extension of the Agreement to fourteen years in return for the reduction of the PCC cost. Omya constructed and operates a PCC plant in Israel. In September 2005, the Agreement was converted to an Israeli fully owned subsidiary of Omya. The PCC purchased from Omya replaced a former PCC purchase from another PCC supplier, and led to a significant PCC cost saving.

        The cost of paper production is affected by fluctuating raw material prices and the cost of water, energy and fuel oil. At the associated companies, there exists exposure to the fluctuations in raw material prices and the prices of products purchased for imports that arrive in Israel with no tariffs and no entrance barriers. Unusual rises in the cost of raw materials and imported finished products could impair profitability.

Competition

        Most of the Group’s products that are sold on the local market are exposed to competition with local and imported products. The imported products arrive in Israel exempt from import tariffs, especially from the EEC, EFTA and the USA. The tariffs on imports of fine paper from other countries are in the range of 0% - though 12%.

        The main competitors of the Group in the different fields of operation are Israeli companies which sell mainly imported products, except for sales of baby diapers and hygienic products in which the Group’s main competitor is Proctor & Gamble Co.

        In the market for office supplies that are sold directly to institutions and businesses there are numerous local suppliers that compete with the Company.

        The sector of office supplies with direct delivery to organizations and businesses includes two dominant competitors (Office Depot and Kravitz), which together with Grafiti primarily dominate the tender and strategic business customer segment; and number of competitors which have a combined together on approximately 20% market share. In addition, in the business big/ medium/ small a large number of competitors exists, , and which mostly operate within a limited geographical area. In late 2006 and early 2007, several General Accountant tenders were issued for office supplies and consumables office supplies; the tenders were secured by Office Depot, whose market share is therefore expected to grow to about 11%. Graffiti and Kravitz each possess an estimated 10% market share after implementation of the General Accountant tenders. Below is a listing of major competitors: Kravitz, Office Depot, Ofek, Alpha Beta, Yavne Pitango, Pythagoras, Lautman and Pan. Graffiti competes and maintains its position by adhering to elevated standards of quality and service.

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

        Competition in packaging paper is against imports, made directly by customers with no barriers. Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery. To the best of the Company’s knowledge, the primary overseas suppliers include: Varel – Germany, Emin Leidlier– France, Saica – Spain, Hamburger – Austria, SCA – Italy, Otor – France. The sector competes by ensuring continuous supply and service with short lead times, which provide it with the advantage of a local supplier.

        The Company operates in a competitive market, with competition in the paper and recycling sector against imported paper on the one hand, and with many collectors operating in raw material collection in Israel.

        Company’s operations depend – to a great degree – on energy consumption, and are therefore strongly impacted by fuel prices. Profit margins may be eroded if fuel and electricity prices surge.

        In December 1989, the Company was declared a monopoly in the manufacture and marketing of packaging paper by the Israel Antitrust Authority- there are no special provisions for the packaging paper.

        Regarding seasonality of the Company’s business, H-K products are generally sold on a regular scale all year round, and during the Jewish holiday season (Rosh Hashanah, Passover), there is some increase in the scope of sales beyond the ordinary monthly average.

C.    Organizational Structure

        As of May 28, 2007, Clal Industries and Investment Ltd. (Clal) beneficially owned 37.83% of the ordinary shares of the Company and Discount Investment Corporation Ltd. (DIC) beneficially owned 21.37% of the ordinary shares of the Company. Clal and DIC agreed to coordinate and pool their voting power in the Company. To our knowledge, IDB Development Corporation Ltd. owns 74.76% of DIC and 60.52% of Clal. See “Item 7 - Major Shareholders and Related Party Transactions.”

Significant subsidiaries and associated companies
Name of the Company	Ownership and Voting	Country of Incorporation
Subsidiaries

Amnir Recycling Industries Ltd.	100.00%	Israel
Graffiti Office Supplies & Paper Marketing Ltd.	100.00%	Israel
Attar Marketing Office Supplies Ltd.	100.00%	Israel
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00%	Israel

Associated Companies

Hogla-Kimberly Ltd.	49.90%	Israel
Kimberly -Clark Tuketim Mallari Sanayi Ve Ticaret A.S. ("KCTR") (held through H-K)	49.90%	Turkey
Mondi Business Paper Hadera Ltd.	49.90%	Israel
Barthelemi Holdings Ltd.**	35.98%	Israel
T.M.M. Integrated Recycling Industries Ltd. (direct and indirect)**	43.08%	Israel
Carmel Containers Systems Ltd.	36.02%	Israel
Frenkel- CD Ltd. (direct and indirect through Carmel)	35.16%*	Israel
Cycle-Tec Recycling Technology Ltd.	30.18%	Israel

*	The holding in voting shares is 35.11%.
**	Until February 2007.

D.    Property, Plants and Equipment

        The Group’s principal executive offices and manufacturing and warehouse facilities (including associated companies) are located on approximately 87.5 acres of land in Hadera, Israel, which is 31 miles south of Haifa, a major seaport, 28 miles north of Tel Aviv. The Company owns 69.5 acres, out of which 18.5 acres were purchased in 2005, for the amount of $4.4 million, and 18 acres are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate during the period from 2007 until 2053. Some of this land is rented to associated companies, which operate in Hadera.

        The Group’s facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 1,200,000 square feet are utilized for manufacturing, storage and sales and administrative offices. An additional plant owned by H-K is located in a 10-acre plot in Afula, a city in northern Israel. AIPM is leasing from the Israel Land Administration in Nahariya, in northern Israel, approximately 6 acres, which are rented to an associated company. In September 2002, the Company signed an agreement with the Tel Aviv Municipality for the extension of the lease period of a real estate lease for a plant in Tel Aviv, that was shut down at the end of 2002, until the year 2059, in return for the payment of $6.2 million by the Company. The Company is investigating several options for using the land. According to the lease Agreement, the Company is obliged to utilize its building permits until September 2009.

        The Group also owns a two-acre parcel in the industrial zone of Bnei Brak, near Tel-Aviv, which is used for waste paper collection.

        The Group owned a warehouse containing 50,000 square feet situated on approximately 3.1 acres in the Tel Aviv area, leased from the Israel Land Authority and rented to third party under a long term agreement. On December 31, 2006, the Company sold its lease rights to this land to Erledan Investments Ltd. in consideration of NIS 57 million, including betterment taxes that apply to the buyer, so that the net worth to the Company before betterment taxes is about NIS 43 million. As a result of this sale, the Company recorded capital gains of some NIS 28.5 million in the fourth quarter of 2006.

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

        In November 2006, the Company’s Board of Directors approved a total investment of approximately $140 million in the construction project of a new machine for the manufacture of packaging paper from cardboard and paper waste, with an output capacity of 230,000 tons per annum, at the Company’s site in Hadera. Subsequent to the construction of the new machine, planned for 2009, and along with the parallel decommissioning of one of two machines currently operating, the Company’s annual production capacity for packaging paper will increase from 155,000 tons at the present time, to approximately 330,000 tons per annum. The new machine is meant to answer the need for ever-increasing demand volumes by the local market, at competitive pricing vis-à-vis the competing importer. The Company has yet to decide how it will finance the project and is currently analyzing various alternatives.

        The new machine is intended to meet the Company’s need for ever-increasing demand volumes by the local market, at competitive pricing vis-à-vis the competing importer. The Company anticipates that the significant growth that is planned in the total volume of its paper production, on the basis of the existing infrastructure, will serve to improve its long-term profitability. The Company has yet to decide how it will finance the project and is currently analyzing various alternatives.

        The Group also operates converting lines for personal care and household paper products in Hadera and Nahariya.

        The Group maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products, a plant in Migdal Haemek for the production of paperboard consumer packages and a plant in Hadera for recycling plastic waste.

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

        The Company is examining and promoting a project for establishing a combined cycle co-generation plant based on natural gas at Hadera. In addition, the Company is preparing for the conversion of its energy-generation systems, currently based on heavy fuel oil, to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. The conversion is planned for the third quarter of 2007. This conversion is expected to enable savings in production costs, while further improving environmental compliance. The capacity of the new plant is expected to enable the Company to sell electricity to external users, including the Israel Electric Company.

        In October 2004, a wholly owned subsidiary of the Company, American Israeli Paper Mills Paper Industry (1995) Ltd., was granted by the Minister of National Infrastructure a basic permit to generate electricity by means of power and heat systems (co-generation). In addition, in December 2004 the project was announced as “a National Infrastructure Project”.

        The permit in principle enables the Company to build a power station with a total output of 200 megawatts, with integrated cycle cogeneration, operating on natural gas, at the AIPM site in the Hadera Industrial Zone. The said authorization is contingent upon several conditions that have yet to be met, including meeting the production license requirements, the demands of the Electricity Economy Law, certain milestones outlined in the authorization and more.

        In October 2006, the National Infrastructure Committee approved the change in designation of 40,000 m(2) of land, to be used as a power station and for other uses. The approval was empowered by the Israeli government on February 6, 2007.

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

        In November 2006, the Environmental Protection Ministry announced that, even though the Company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. The Company anticipates that the investigation will not materially impact its operations.

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

        During the years 2000-2006 the Group invested in Hadera approximately $11.6 million in projects intended to enable it to comply with the strict environmental regulations applicable to it out of which: about $5 million in 2006, including a $3.5 million investment in the conversion of the energy system to consume natural gas instead of fuel oil as described below, and $800,000 in a project for a waste water softening facility in the treatment facility, to serve as a basis for recycling treated waste water, as well as investments in sewage, chemicals and waste, including systems for collection and separation of waste and sewage incorporating tertiary treatment of treated waste water.

        The Company is preparing for the conversion of its energy-generation systems, currently based on heavy fuel oil, to natural gas, in an investment of approximately $7million (out of which about $3.5 million in 2006). This process will be completed with the completion of the installation of the natural gas pipeline to Hadera , postpones due to delays that lie outside the control of the Company, and planned for the third quarter of 2007. This project is expected to contribute saving expense and improve the environmental compliance since the Company will use natural gas instead of fuel oil.

        In 2006 all plants at the main Hadera site successfully passed various environmental inspections.

ITEM 4A – UNRESOLVED STAFF COMMENTS

        None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

The Company identified the following critical accounting policies:

Inventories

        Inventory is valued at the lower of cost or market, where cost is determined on the moving average basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory based on an analysis of the inventory aging and assumptions about future demand and market conditions. If actual demand and/or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

        Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

Allowance for doubtful accounts

        The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for doubtful accounts as a percentage of all specific debts doubtful of collection. The allowances are based on the likelihood of recoverability of accounts receivable considering the aging of the balances, the Company’s historical write-off experience, (net of recoveries), change in credit worthiness of the customers, and taking current collection trends that are expected to continue. These estimated allowances are periodically reviewed, and customers’ payment histories analyzed. Actual customer collections could differ from the Company’s estimates.

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

Impairment in value of Long-Lived Assets (including fixed assets and investments in associated companies)

        In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter - IASB) - “Impairment of Assets”, became effective. According to this standard the Company assesses - at each balance sheet date - whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset. See Note 2g to the Financial Statements.

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

Discontinuance of Adjusting Financial Statements for Inflation

        The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS), in accordance with the provisions of Israel Accounting Standard No. 12 - “Discontinuance of Adjusting Financial Statements for Inflation” - of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies (see also below) “permanent” investments, and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar (based on the exchange rate of the dollar at December 31, 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

        The financial statements of group companies which are drawn up in foreign currency, are translated into shekels or are remeasured in shekels for the purpose of inclusion in these financial statements, as explained in e. below.

        The sums of non-monetary assets do not necessarily reflect the realization value or an updated economic value, but rather only the reported sums of the said assets, as stated in (1), above. The term ‘cost’ in these financial statements shall mean the cost in reported sums.

Financial Instruments

        In August 2005, the IASB issued Israeli Accounting Standard No. 22 “Financial Instruments Disclosure and Presentation” (herein after – Standard 22). Commencing January 1, 2006, the Company applied Standard No. 22, which prescribes the rules for presentation of financial instruments and the proper disclosure required therefore, as follows:

1)	Offset of financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of an intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

2)	In accordance with the transitional provisions of Standard 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946,000, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

The change in the amortization method of deferred issuance costs, as above, does not have a material effect on the operating results in the reported years.

Revenue Recognition

        In January 2006, Accounting Standard No. 25 of the IASB - “Revenue”, became effective. The standard prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the Company.

        Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the Company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

        Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

        Upon the application of the standard, an associated company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (mainly 90 days), that does not bear interest at the appropriate rate; the financing component is determined according to the amount by which the nominal amount of consideration for the transaction exceeds the present value of future cash payments in respect thereof, based on the customary market interest rate applicable to credit extended under similar terms. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the Company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue. In accordance with the transitional provisions of the standard, on January 1, 2006 the Company recognized an expense of NIS 1.1 million as a result of presentation in present value, resulting from the adjustment of trade receivables in respect of such credit transactions to their present value on the effective date of the standard, the share of the Company at the adjustment effect as above was approximately NIS 0.5 million which is presented in these financial statements under “Cumulative effect, at beginning of year, of an accounting change.”

Share – Based Payment

        In January, 2006, Accounting Standard No. 24 of the IASB, “Share-Based Payment” became effective. The standard prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

        Since the Company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the measurement criteria of the standard do not apply to past grants made by the Company, and its application has not had any effect on the comparative figures included in these financial statements.

Net Income per Share

        In January 2006, Accounting Standard No. 21 of the IASB, “Earnings per Share” became effective. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

        In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

        Comparative net income per share figures included in these financial statements reflect a retrospective application of the new standard’s computation directives.

        As to the data used in the computation of net income per share, as above - see Note 11 to the Financial Statements.

        As for information regarding the effects of new Israeli accounting standards – see Note 1s to the Financial Statements.

Effects of Prior Year Misstatements

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We initially applied the provisions of SAB 108 using the cumulative effect transition method in our annual financial statements for the year ending December 31, 2006 in connection with our accounting treatment for various misstatements the cumulative effect of which on our retained earnings as at December 31, 2005 totaled NIS 2,665 thousand net of tax.

General

        On March 7, 2006, T.M.M (an associated company) announced that the Israeli Securities Authority had addressed T.M.M. with regard to an investigation the authority is conducting. At this stage, T.M.M. is unable to estimate the impact of the investigation on the Company. On January 4, 2007, the Company sold all its holdings in T.M.M. (See Item 4A – History and Development of the Company above).

        On April 15, 2007, at a General Meeting the shareholders approved the appointment of Brightman Almagor & Co as the Company’s external auditors for the year 2007. Brightman Almagor & Co will replace Kesselman & Kesselman & Co who served as the Company’s external auditors since 1954.

A.    Operating Results

        The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

Amount and Percentage Increase (Decrease)

New Israeli Shekels (in thousands)(1)

	Year ended 12/31/06 v. year ended 12/31/05		Year ended 12/31/05 v. year ended 12/31/04
	Changes NIS	%	Changes NIS	%
Net sales	47,648	9.9	(393)	(0.1)
Cost of sales	35,546	9.3	7,275	1.9

Gross profit	12,102	12.2	(7,668)	(7.2)
Selling, administrative and general expenses	4,939	8.8	*3,432	6.5

Income from ordinary operations	7,163	16.5	(11,100)	(20.4)
Financial expenses (income) - net	18,621	149.1	(628)	(4.8)
Other income	32,861	739.4	4,952	974.8
Income before taxes on income	21,403	60.6	(5,520)	(13.5)
Taxes on income	10,711	178.8	2,839	90.1

Income from operation of the Company and the consolidated subsidiaries	10,692	36.5	(8,359)	(22.2)

Share in profits (losses) of associated companies	(42,616)	(259.6)	(8,658)	(34.5)

Cumulative effect, at beginning of year of an accounting change in an
associated company	(461)

Net income	(32,385)	(70.8)	(17,017)	(27.1)

        The statements of income for the years ended December 31, 2006, 2005 and 2004 are presented in New Israeli Shekels as explained in note 1 to the Financial Statements.

        The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar increased (decreased) over the prior year by (-1.6%), 6.8% and (-8.2%) in 2004, 2005 and 2006, respectively. See Note 1 to the Financial Statements attached and Item 17 Financial Statements for the anticipated effect of adopting of accounting pronouncements that have been issued but are not yet adopted.

*	The change in selling administrative and general expenses of NIS 3,432 was reclassified in the years 2005 and 2004.

[1]

AIPM made the transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the US dollar against the NIS.

2006 Compared to 2005

I.   Overview of Results of Operations

1.   Consolidated Data

        Consolidated sales in 2006 amounted to NIS 530.1 million, as compared with NIS 482.5 million in 2005, representing growth of approximately 10%.

        The consolidated operating profit amounted to NIS 50.5 million in 2006, as compared with NIS 43.3 million in 2005, representing growth of approximately 17%.

        Profit after taxes and before AIPM’s share in earnings of associated companies for 2006, amounted to NIS 40.0 million, as compared with NIS 29.3 million in 2005.

2.     Net Profit and Earnings Per Share

        Net profit in 2006 amounted to NIS 13.3 million, as compared with NIS 45.7 million in 2005.

        Net profit this year was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 41.9 million (see Section C7 in this Item 5, below).

        Net profit in 2006 included a net capital gain from the sale of real estate at Atidim in the sum of NIS 28.5 million, and non-recurring expenses (net of taxes) of NIS 18 million, primarily on account of a provision for impairment at an associated company (in the third quarter of the year) and the impact of the devaluation and modified tax rates in Turkey (in the second quarter of the year- approximately NIS 8 million included in the loss of the operations in Turkey).

        Basic earnings per share amounted to NIS 3.31 per share in 2006 ($0.81 per share), as compared with NIS 11.43 per share in 2005 ($2.48 per share).

        The diluted earnings per share amounted to NIS 3.28 per share in 2006 ($0.77 per share), as compared with NIS 11.35 per share in 2005 ($2.46 per share).

II.    The Business Environment

        In 2006, the accelerated growth in the Israeli economy continued (5%), along with growing demand in the public sector and growth in private consumption.

        Although the Second Lebanon War in the summer of 2006 led to a slowdown in economic activity during the war. The economy, however, rapidly recovered and returned to the accelerated growth rate that existed before the war.

        The Company’s results continued to be effected by high energy prices – primarily fuel oil, whose prices rose by an aggregate 70% in 2005 and 2006 as compared to 2004 (38% in 2005 and 22% in 2006), while diesel prices rose by an average of 29% during the same period.

        The impact of rising energy prices on the aggregate operating profit of the Company amounted to approximately NIS 22 million.

        At the same time, the prices of the main raw materials utilized by the Group in their various activities also continued to rise.

        The impact of rising raw material prices on the aggregate operating profit of the Company amounted to approximately NIS 46 million.

        The recovery that began in Europe’s paper industry, which closed the gap between paper supply and demand, was slow and has not yet fully translated into a decrease in competing imports into Israel. As a result it has been difficult to raise selling prices –primarily those of fine paper, as warranted by the said rise in input prices.

General

        The Group dealt with the increased input prices by implementing a range of activities. These activities included raising prices vis-à-vis the competition to the extent possible and intensifying the efficiency measures implemented with respect to all its expense components. The efficiency measures implemented by the Group in 2006 led to cost savings in the amount of approximately NIS 27 million.

        As part of the said operations, the Company is initiating measures to achieve synergies between the Group’s companies, so as to allow for efficiency and cost-cutting, including energy and raw material costs. Among other measures, this was reflected in a fuel purchase agreement that allowed for significant savings, while capitalizing on the Group’s economies of scale. The said measures also include the anticipated savings from the completion of the anticipated conversion to the use of natural gas at the Hadera plant, as described below.

        At the same time, the Group continues to implement a number of cross organization plans including the following: the talent management program for the development of the Group’s managers and the creation of a managerial reserve; the WOW Program, for enhancing the customers’ perceived added value of the Company’s products and improving the loyalty premium and the price based on a differentiation of products and service; and Kimberly Clark’s global center lining program, aimed at improving production-line efficiency (applying a methodology that creates a common basis for all factors influencing operation of the machines, such as engineering, maintenance, technology and operations, while continuously measuring the variance of the selected parameters, creating a process of constant improvement in both quality and costs). These programs have already borne the first fruits in 2006 and the Company is continues to implement the plans at all the Group’s companies in order to exploit their full potential in the coming years.

        The Group is also currently continuing its efforts to improve selling prices, on the one hand, while extending the efficiency measures on the other hand, in order to compensate for the said rise in input prices.

        It is impossible to estimate the influence of the above operations on the Group’s profitability, at this stage.

        As part of the Company’s efforts to cut production costs and achieve further improvements in environmental quality, the Company is continuing to promote the project for the establishment of a co-generation plant in Hadera, using natural gas.

        The Company has taken the initial steps to convert its energy generation facilities from the use of fuel oil to natural gas. This process will be completed with the completion of the natural gas pipeline to Hadera , planned for the third quarter of 2007.

        In connection therewith, the Company signed an agreement in London on July 29, 2005, with the Tethis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to supply the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at the Hadera plant, that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals about $35 million over the term of the agreement (5 years from the commencement of the gas flow, but no later than July 1, 2011).

        The conversion from fuel oil to gas will enable significant savings in fuel costs, estimated at approximately $8.5 million per annum, due to the significant differences between the current prices of fuel oil and gas, and will enhance the Group’s competitiveness and profitability.

        The exchange rate between the NIS and the US dollar was revalued by a further 8.2% in 2006, as compared to a 6.8% devaluation in 2005.

        The inflation rate in 2006 amounted to 0%, as compared with an inflation rate of 2.4% in 2005.

III.   Analysis of Operations and Profitability

        The analysis set forth below is based on the consolidated data.

1.    Sales

        Consolidated sales amounted to NIS 530.1 million in 2006, as compared with NIS 482.5 million in 2005 and NIS 482.9 million in 2004.

        The growth in sales in 2006 included increases in sales in both the packaging paper and recycling sector, as well as the office supplies sector.

        The change in sales in 2005 in comparison to 2004, originated primarily from a certain growth in the sales of packaging paper and recycling, along with an immaterial decrease in the office supplies sector, following the implementation of a reorganization in this sector.

2.    Cost of Sales

        Cost of sales amounted to NIS 418.7 million in 2006, representing 79.0% of sales, as compared with NIS 383.2 million, or 79.4% of sales in 2005 and as compared with NIS 375.9 million, or 77.9% of sales in 2004.

        The gross margin grew to 21.0% of sales in 2006, as compared with 20.6% in 2005 and 22.1% in 2004.

        The principal factors that affected the material changes in gross profitability in 2006, as compared with 2005 consisted of a certain increase in raw material prices and an unusual rise in energy prices (fuel oil by 22%).

        The rising prices in packaging paper and recycling and the quantitative increase in sales – primarily in office supplies sector – together with the continuing efficiency, resulted in an improvement in the consolidated gross margin in 2006.

        The gross margin eroded in 2005 as compared to 2004 as a result of the unusual increase in energy prices (approximately 38%), raw material prices and other inputs. These price hikes were not fully compensated for by an increase in selling prices, due to prevailing market conditions.

        Labor Wages

        The labor wages in the cost of sales, in selling, general and administrative expenses , amounted to approximately NIS 162.2 million in 2006, as compared with NIS 149.7 million in 2005 and NIS 137.0 million in 2004.

        The increase in wages in 2006 originated mostly from an increase in personnel – primarily at Amnir as part of the preparations for an expansion in collection volumes, in anticipation of the establishment of the new paper manufacturing array.

3.    Selling, General and Administrative Expenses

        The selling, general and administrative expenses (including wages) amounted to NIS 60.9 million in 2006 (11.5% of sales), as compared with NIS 55.9 million (11.6% of sales) in 2005 and NIS 52.5 million in 2004 (10.8% of sales).

        The increase in selling, general and administrative expenses originated partially from a certain increase in labor expenses, coupled with non-recurring expenses (approximately NIS 2 million), included in the expenses this year.

4.    Operating Profit

        The operating profit amounted to NIS 50.5 million in 2006, representing growth of 17% as compared with 2005, and comprised 9.5% , 9.0% and 11.3% of sales in 2006, 2005 and 2004 respectively.

        The increase in operating profit in 2006, in a rate of 17% as compared with 2005 originated from the increase in sales of packaging paper and recycling, primarily on account of the improvement in selling prices and the efficiency measures, that were partially offset by rising energy prices, coupled with the improvement in the operating profit of the office supplies sector as a result of efficiency measures and the reorganization that the Company initiated in the past several years.

        In the office supplies sector, the transition to operating profit in 2006, as compared with an operating loss in 2005, was attributed to the reorganization in the sector, accompanied by far-reaching efficiency measures and steps to increase sales, following the decrease of the operating loss in 2005 as compared with 2004 (NIS -0.9 million in 2005, as compared with NIS -4.6 million in 2004).

5.    Financial Expenses

        Financial expenses amounted to NIS 31.1 million in 2006, as compared with NIS 12.5 million in 2005 and NIS 13.1 million in 2004.

        The total average of the Company’s net, interest-bearing liabilities grew by an average of approximately NIS 160 million in 2006, compared to 2006 and 2005. The increase resulted primarily from investments in fixed assets and dividends distributed in 2006, net of dividends received from associated companies and the positive cash flows from operating activities.

        Moreover, the costs of hedging the Series 2 notes against a rise in the CPI has risen to 1.8% per annum in 2006, as compared with 1.3% per annum in 2005 and resulted in an increase in costs related to the notes.

        During 2006 hedging transaction was made at a cost equal to 1.8%, and a 0.1% decrease in the CPI led during 2006 to additional financing costs of NIS 4 million being incurred on account of the CPI-linked notes.

        In addition to the above, the sharp revaluation in 2006 of the New Israeli Shekel against the U.S. dollar served to increase the financial expenses on account of the surplus of dollar-denominated assets over dollar-denominated liabilities held by the Company, as compared with the devaluation recorded in 2005 (revaluation of 8.2% in 2006, as compared with a devaluation of 6.8% in 2005), also resulted in an increase in financial expenses in 2006.

6.    Taxes on Income

        Expenses for taxes on income from current operations totaled approximately NIS 5.5 million in 2006, as compared with NIS 10.2 million in 2005 and NIS 13.2 million in 2004.

        The principal factors responsible for the decrease in tax expenses from current operations in 2006 as compared with 2005, are both the decrease in the profit from current operations before taxes this year, and the impact of the lower tax rate on current and deferred taxes this year, in relation to last year.

        Moreover, the tax expenses in 2006 included an additional tax expense of NIS 11.2 million, primarily on account of the betterment tax realized on the sale of real estate. A tax benefit of NIS 4.2 million was recorded in 2005 on account of the impact of the tax reforms that were passed by the Knesset in July 2005 (gradually lowering the corporate tax rate to 25% by 2010) on the Company’s deferred taxes.

        In 2004, the financial statements included a tax benefit of NIS 10 million, on account of the impact of the change in the corporate tax rate and a benefit on account of the exercise of options by employees.

        Total tax expenses amounted to NIS 16.7 million in 2006, as compared with NIS 6.0 million in 2005 and NIS 3.2 million in 2004.

7.    Company’s Share in Earnings (Losses) of Associated Companies

        The companies whose earnings are reported under this item (according to AIPM’s holdings therein), primarily include: Mondi Hadera, Hogla-Kimberly, Carmel and T.M.M.

        The Company’s share in the earnings (losses) of associated companies amounted to NIS (26.7) million in 2006, as compared with NIS 16.4 million in 2005 and NIS 25.1 million in 2004.

        The following principal changes were recorded as the Company’s share in the earnings of the associated companies:

•	The Company’s share in the losses of Mondi Hadera (49.9%) in 2006, grew by NIS 2 million in relation to last year. Last year, Mondi recorded a tax benefit of NIS 4 million (our share consists of NIS 2 million on account of the change in the corporate tax rate; without this benefit, no change would have been recorded in the Company’s share as compared with last year). Mondi’s quantitative sales increased in 2006 as a result of greater output capacity due to the improvements to the paper machine in 2005. The sharp rise in pulp prices in the course of the year (16%), rising energy prices (22%) and the continuing imports from Europe at low prices, served to erode the gross margin and harmed the operating profitability. The revaluation of the dollar and the lowering of interest rates served to lower the financial expenses and offset the erosion in the operating profit.

•	The Company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 9.8 million in 2006, as compared with 2005. The operating profit of Hogla-Kimberly Israel grew from NIS 94 million to NIS 128 million. This increase is primarily attributed to the improvement in selling prices. In the course of the year, Hogla-Kimberly continued to improve selling prices and to expand the market share of premium products, where the profit margins are higher. In 2006, Hogla-Kimberly also continued its far-reaching efficiency measures, that further contributed to its profitability. This profitability was partially offset by the continuing increase in input prices in 2006 (primarily raw materials and energy).

•	The Company’s share in the losses of KCTR, a wholly-owned consolidated subsidiary of Hogla-Kimberly (49.9%) grew by NIS 41.9 million in 2006, as compared with 2005. Over the past two years KCTR has been establishing the organizational infrastructure in Turkey, developing its sales and distribution network, and is continuing to upgrade the diaper production plant producing Huggies® premium disposable diapers. In 2006, KCTR began launching Kimberly Clark’s international brands – Huggies® and Kotex® – on the Turkish market. The launch of the brands involves significant investments in advertising, sales promotion and listing fees for the organized retail chains. These investments led to continued growth and an increase of 30% in quantitative sales to the local market. However, the rising prices of raw materials on account of the sharp devaluation in local currency in 2006, the escalating competition against local manufacturers and the investments in launching the international brands – all led to a significant increase in the operating loss. Furthermore, KCTR recorded an extraordinary expenditure of approximately NIS 16 million (the Company’s 49.9% share - approximately NIS 8 million) on account of the effect of the reduction in the corporate tax rate from 30% to 20% on the tax asset created in the past several years at KCTR and due to the sharp 20% devaluation of the exchange rate of the Turkish lira relative to the US dollar.

•	The Company’s share in the net earnings of the Carmel Group (26.25%) increased by NIS 2.0 million in 2006, as compared with 2005. The change in profit is attributed to the higher operating profit that increased from NIS 8.1 million to NIS 11.7 million. The improvement in the operating profit originated primarily from an increase in quantities, the rise in selling prices and the continuing efficiency measures. This improvement was partially eroded in the course of the year as a result of the continuing rise in energy and raw material prices. At the same time, financial expenses have decreased as a result of the revaluation of the dollar in 2006.

•	The Company’s share in the losses of T.M.M. (43.08%) increased by NIS 10.1 million in 2006, as compared with 2005. The factors that led to this increase in losses included primarily non-recurring expenses that were incurred during the year. These expenses included a loss on account of the cumulative impact at the beginning of the year, on account of the implementation of Standard 25, in the sum of NIS 1.1 million, a provision for impairment on account of a long-term loan granted to a third party in the amount of NIS 1.6 million, the cancellation of a tax asset created on account of carryover losses in the amount of NIS 2.2 million and the impairment of two transfer stations by NIS 12.5 million. The Company’s total share in these expenses amounted to approximately NIS 7.5 million (incorporated above).

As mentioned above, the Company sold its direct and indirect holdings in T.M.M. in early 2007.

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

        Net income during 2005 included a tax benefit of NIS 8 million (including the Company’s share in the benefit of associated companies) on account of the impact of the tax law reforms that were passed by the Knesset (Israeli parliament) on July 25, 2005, that serve to gradually lower the corporate tax rate to a level of 25% by 2010.

        The net income before non-recurring items mentioned above amounted to NIS 37.7 million in 2005, as compared with NIS 48.3 million in 2004.

        Earnings per share in 2005 amounted to NIS 1,127 per NIS 1 par value ($2.45per share), as compared with NIS 1,544 per NIS 1 par value ($3.58per share) in 2004. The return on shareholders’ equity amounted to 7.9% in 2005, as compared with10.2% in 2004.

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

        The impact of these price increases on the Group’s aggregate operating profit results amounted to approximately NIS 40 million.

        Simultaneously, the prices of the principal raw materials used by the Group companies in their various activities also continued to rise. The impact was an additional NIS 60 million to the Group’s costs in the aggregated operations profit, compared with 2004.

        The downturn in the European paper industry, originating from surplus supply due to the recession, has resulted in competing imports into Israel, at low prices, which rendered it impossible for the Group to raise prices, as warranted from the said rise in input prices.

        In view of the said market conditions and the fierce competition which the Group is facing, and with the intention of dealing with the said rise in input prices, the Group accelerated its efficiency programs at all its companies, intensively cutting costs across all expense areas – at the same time maintaining the quality of products and the market share figures.

        To cut costs, the Company is initiating measures to achieve synergy between the Group companies, thereby allowing the Group to enjoy economies of scale, while bringing about greater efficiency and savings in various costs, including energy and raw material costs. These plans include among others the anticipated savings from the expected transition to the use of natural gas at the Hadera plant, as described below.

        Concurrently, the Group is implementing the following cross-organization plans the Talent Management plan for the development of the Group’s managers and the creation of managerial reserve, the WOW Program for enhancing the customers’ perceived added value of the Company’s products and improving loyalty premium and price based on differentiation of products and service, Kimberly Clark’s global Centerlining program aimed at improving production lines (operating a methodology that creates a joint agenda for all elements impacting operations, including: engineering, maintenance, technology and operations, while constantly measuring the variation of selected parameters, thereby creating a process of constant improvement in quality and efficiency).

        In addition, the Group raised the selling prices of its products, albeit only partially and not to the extent warranted by the increase in input prices – due to the economic conditions outlined above, the more moderate slow down in demand and the escalating competition against both imports and local manufacturers.

        These efficiency measures, together with the partial rise in prices, rendered it possible to significantly reduce the impact of the rising input prices on the results.

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

        As part of the Company’s endeavors to cut manufacturing costs and to achieve additional environmental improvements, the Company continues to promote the energy-generation plant project in Hadera, using natural gas.

        The Company is initially preparing for the commencement of work on the conversion of its energy-generation systems from the use of fuel oil to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. The transition is planned for the third quarter of 2007, subject to the arrival of the gas to Hadera.

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

8.    Company’s Share in Earnings (losses) of Associated Companies

        The companies whose earnings are reported under this item (according to AIPM’s holdings therein), primarily include: Mondi Hadera, Hogla-Kimberly, Carmel and T.M.M.

        The Company’s share in the earnings of associated companies (before non-recurring items) amounted to NIS 12.6 million in 2005, as compared with NIS 20.7 million in 2004.

        The following principal changes were recorded in the Company’s share in the (losses) earnings of associated companies, (before non-recurring items):

•	The Company’s share in the net earnings of Mondi Hadera (49.9%) decreased by NIS 10.1 million in 2005, as compared with 2004 (2004 – gain, 2005 – loss). Most of the change in profit in 2005 as compared with 2004 originates from the decrease in operating income between the years, as a result of the rebuild that was carried put on the paper machine this year. The massive rebuild that was intended to improve the output of the machine and the quality of the paper, necessitated discontinuing the manufacturing process during the rebuild and was accompanied by a subsequent learning curve, as is normal during such a significant project. The unusual increase in raw material, energy and water prices also adversely affected the profitability of Mondi Hadera. The economic slowdown in Europe and the surplus of paper led to an erosion of imported paper prices and rendered it difficult for Mondi Hadera to raise prices, as warranted from the said price hikes – both in local markets and especially in export markets. Mondi Hadera is nevertheless continuing with its efforts to raise prices (in parallel to announcing higher prices in Europe in late 2005) and is intensifying its efficiency and cost-cutting measures.

•	The Company’s share in the net earnings of Hogla-Kimberly (49.9%) increased by NIS 2.9 million in 2005, as compared with 2004. The stronger marketing operations and the fortification of brands, in combination with the increase in prices and effective efficiency measures, served to compensate in 2005 for the sharp rise in input prices (raw materials and energy) and improved the operating income. Hogla-Kimberly continues to improve the quality of its products, while strengthening its brands, including Mollett Hearts toilet paper, Kotex hygiene products and Nikol (complementary kitchen products).

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

•	The Company’s share in the losses of Kimberly Clark Turkey, a wholly-owned Hogla-Kimberly subsidiary that is consolidated in its financial statements (hereinafter: “KCTR”, formerly “Ovisan”) (49.9%) has decreased by NIS 6.6 million in 2005, as compared with 2004. In 2005, KCTR has continued its preparation for the expansion of operations in the Turkish market and for the introduction of Kimberly Clark’s international premium products into the Turkish market, as part of the multi-annual program (that is being formulated in conjunction with Kimberly Clark). In this capacity, the local management team was reinforced, to enable the realization of the said plan. KCTR has started the introduction of the Kotex® line of feminine hygiene products in late 2005 and is expected to introduce Huggies® diapers in 2006. KCTR recorded a significant loss in 2004, since the deployment of its distribution network on the one hand, and fierce competition in the Turkish market, on the other hand, resulted in the need to adjust the value of inventories to the prevailing market prices at the end of that year.

•	The Company’s share in the net earnings of the Carmel Group (26.25%) decreased by NIS 2.8 million in 2005 as compared with 2004. The change in 2005 originated from a decrease in operating profit and a rise in financial expenses (due to devaluation differentials). The decrease in operating profit, despite the quantitative increase in sales, originated primarily from the sharp rise in raw material prices, that was only partially offset by the rise in selling prices (in view of the escalating competition in the corrugator market), leading to a consequent erosion in the gross margin. In 2005, Carmel began making investments as part of the strategic move to improve the corrugation base with the intention of rendering the manufacturing process more efficient. At the end of this process, the output capacity will reach 100 thousand tons. The investment will be completed in 2006.

•	The Company’s share in the net earnings of T.M.M. (43.08%) decreased by NIS 4.6 million in 2005 as compared with 2004 (2004 – gain, 2005 – loss). T.M.M. recorded a sharp decrease in operating profit in 2005 as compared with 2004, due to the significant rise in transportation costs (originating from a significant average rise of 32% in diesel prices as compared with 2004 – an impact of NIS 8 million). This unusual increase in diesel prices was not sufficiently compensated for in the selling prices, due to the fact that most of the agreements are linked to the Consumer Price Index (CPI), that rose by only 2.4% this year. T.M.M. is intensively carrying out efficiency measures and is attempting to modify some of the agreements, so as to reflect the extraordinary increase in diesel prices.

We note that some of the customers began responding to the price changes in late 2005.

•	The Company’s share in the earnings of associated companies in 2005 includes its share in the tax benefits recorded by these companies, following the change in tax rates (in the amount of NIS 3.9 million) amounts to NIS 16.4 million, as compared with NIS 25.1 million in 2004 (including a tax benefit of NIS 4.4 million).

B.   Liquidity and capital resources

1.    Cash Flows

        The cash flows from operating activities in 2006 amounted to NIS 53.1 million, as compared with NIS 88.6 million in 2005. The change in the cash flows from operating activities in 2006 is primarily attributed to the increase in working capital, originating mostly from the growth in the volume of operations.

        The cash flows from operating activities in 2004 amounted to NIS 47.1 million.

        The dividend that was declared in December 2005, in the amount of NIS 50 million, was paid in January 2006.in addition, a dividend of NIS 100 million was paid in July 2006.

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

        The long-term liabilities (including current maturities) of the Companies amounted to NIS 297.9 million as at December 31, 2006 as compared with NIS 267.4 million as at December 31, 2005.

        The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2006, these loans consisted of the following:

1.

Short-term credit from banks – AIPM has a bank credit facility of some NIS 360 Million. Of this, as of December 31, 2006, some NIS 242 Million were utilized. The Company does not have any credit limitations (i.e. – financial covenants) other than this. see Note 10c to the Financial Statements attached.

2.	Notes – see Note 4a to the Financial Statements attached.

3.	Long Term Loans – See Note 4b to the Financial Statements attached.

4.

Other liabilities – see Note 4c to the Financial Statements attached. For information regarding financial instruments used for hedging purposes and market risks – see Item 11, “Quantitative and Qualitative Disclosure about Market Risk.”

        The Group may incur additional tax liabilities in the event of inter-company dividend distributions, derived from “approved enterprises” profits. The said dividend distributions from investee companies is in the amount of up to approximately NIS 94 million (of which the Company’s share of the additional tax is NIS 16 million, if this dividend is distributed). No account was taken of the additional tax, since AIPM has the ability and the intention that such earnings are to be reinvested and that no dividend would be declared which would involve additional tax liability to the Group in the foreseeable future.

3.    Material commitments for Capital Expenditures

        The Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2006 the remainder of the agreement was worth approximately € 0.6 million.

C.    Research and development, patents and licenses, etc.

        There were no significant investments in research and development activities during the last three years.

D.    Trend information

        For trend information see The Business Environment section included in Item 5 above.

E.   Off Balance sheet Arrangements

        The Company does not have any material off balance sheet arrangements, as defined in Item 5E of Form 20-F.

F.    Contractual Obligations

In NIS in million	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long term debt obligations*	275.1	48.7	127.8	67.4	31.2

Purchase obligations**	158.6	13.7	123.5	21.4	—

* Including interest

** From natural gas agreement

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

NAME	DIRECTOR SINCE	AGE	POSITION

Directors:
Ronit Blum	2005	55	Director
Nochi Dankner	2003	53	Director
Avi Fischer	2004	51	Director
Oren Lieder	2003	59	Director (until May 11, 2006)
Ari Bronshtein	2006	38	Director (from May 11, 2006)
Zvi Livnat	2003	54	Chairman of the Board since April 02, 2006
Amir Makov	2005	73	Director
Isaac Manor	2003	66	Director
Amos Mar-Haim	1984	69	Director
Adi Rozenfeld	2004	53	Director
Avi Yehezkel	2003	49	Director

The business experience of each of the directors is as follows:

        Ms. Ronit Blum is Director of Association of Friends, Tel Aviv Sourasky Medical Center, ingaged in the fild of managing donations to the Medical Center.

        Mr. Ari Bronshtein is Vice President of Discount Investments Corporation Ltd. Serves as director at various companies. Formerly served as Deputy CEO of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd.

        Mr. Nochi Dankner isChairman and Chief Executive Officer of IDB Holdings Corporation Ltd., Chairman of IDB Development Ltd., Discount Investments Corporation Ltd. and of Clal Industries and Investments Ltd. He serves or served as Chairman and Director in public and private companies of Ganden Group, IDB Group and Bank Hapoalim.

        Mr. Avi Fischer is Director and Co-CEO of Clal Industries and Investments Ltd. and Deputy Chairman of IDB Development Ltd, Deputy CEO of IDB Holdings Corporation Ltd., director of Discount Investment Corporation Ltd. and Chairman and director of several public and private companies of Ganden Group and IDB Group. Senior partner of Fischer, Behar, Chen & Co. Law Office.

        Mr. Zvi Livnat is Chairman of the Board of the Company since April 2006, Co-CEO of Clal Industries and Investments Ltd., Executive Vice President of IDB Holding Corporation Ltd., Deputy Chairman of IDB Development Corporation Ltd., director in Discount Investments Corporation Ltd., and other public and private companies.

        Mr. Amir Makov is the Chairman of The Israel Institute of Petroleum & Energy and the Israel Export & International Cooperation Institute, Chairman of Polyon Plastic Industries Ltd, a member of the presidency of the Manufacturers Association of Israel, and a director in the following companies: ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company, Dead Sea Periclase),and an external director in Wolfman Industries. Mr. Makov served as an external director of the Company between 1996-2001.

        Mr. Isaac Manor is a Deputy Chairman of IDB Holdings Corporation Ltd., IDB Development Ltd., Discount Investments Corporation Ltd. and of Clal Industries and Investments Ltd and a director of various publicly-traded and privately-held companies within the IDB Group, IDB Holdings Ltd., IDB Development Ltd., Discount Investment Corporation Ltd. and Clal Industries and Investments Ltd ,Israel Union Bank Ltd. and others and Co-CEO and Chairman of companies in the David Lubinsky Group Ltd.

         Mr. Amos Mar-Haim is a member of the Israel Accounting Standards Board and a director of various companies; Deputy Chairman of Phoenix Investments & Finances Ltd, Chairman of Migdal underwriting & Promotion of Investments Ltd.

        Mr. Adi Rozenfeld is a businessman, consultant to companies and a representative of Activa Holdings BV in Israel. He is also the Honorary Consul of Slovenia in Israel and a director of various companies. Chairman of Association of Friends, Haifa University.

        Mr. Avi Yehezkel is an external director at Bank Yahav. He served as a Knesset member between 1992-2003, during these years, alternately, he served as Deputy Minister of transportation, Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and member of the Finance Committee.

Senior Management in the Company and in Subsidiaries (as of May 28, 2007)

Name	Age	Position

Avi Brener	54	Chief Executive Officer

Israel Eldar	62	Corporate Controller and responsible for risks and business interruption management.

Ofra Gorni	54	Business Development Manager.

Lea Katz	56	Legal counsel and Corporate Secretary .

Gabi Kenan	63	Senior Manager

Gur Ben David	55	General manager of Packaging Paper and Recycling Division (as of January 01, 2007).

Pinhas Rimon	67	General manager of Packaging Paper and Recycling Division (until December 31, 2006). A director of subsidiaries and affiliated companies of the Company.

Gideon Liberman	57	General Manager of Development and Infrastructure Division

Amir Moshe	41	General Manager, Graffiti Office Supplies & Paper Marketing Ltd. (as of January 01, 2007).

Moshe Riani	48	General Manager, Graffiti Office Supplies & Paper Marketing Ltd. (until December 31, 2006).

Uzi Carmi	51	General Manager, Amnir Recycling Industries Ltd.

Simcha Kenigsbuch	49	Chief Information Officer

Senior Management in Affiliated Companies (as of May 28, 2007)

Name	Age	Position in the Company
Arik Schor	51	General Manager, Hogla-Kimberly Ltd.
Avner Solel	53	General Manager, Mondi Business Paper Hadera Ltd.
Doron Kempler	57	General Manager, Carmel Container Systems Ltd.

B.    Compensation

        The aggregate amount of remuneration paid to all directors and the above senior officers of the Company (23 officers and directors) as a group for services provided by them to the Company during 2006 was approximately NIS 19,380,980 (approximately $4,587,214). The aggregate amount set aside for pension, retirement or similar benefits for directors and officers as a group for services provided by them to the Company during 2006 was approximately NIS 1,561,006 (approximately $369,469).

        The aggregate amount of remuneration paid to all directors and senior officers of the Company mentioned above, include payments paid by the Corporation and liabilities to pay taken by it, to the 5 senior officers, as follows(1):

	Position	Thousands NIS

No' 1	Chairman of the Board of Directors (until 04/06)(2)	5,692

No' 2	CEO(3)	2,402

No' 3	Division Manger	1,448

No' 4	Vice President	1,348

No' 5	Division Manger	1,112

        In addition, the senior officers of the Company and of certain other companies in the Group, were granted a stock option plan. For stock option plan granted to senior officers, see Item 6.E. Share ownership below, and Note 6b of the Notes to the Consolidated Financial Statements.

        Remuneration of Directors

        The remuneration of the directors (including the external directors) for 2006 was approved at the 2006 general meeting of shareholders. Pursuant to regulations under the Israeli Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 29,010 and NIS 47,135, plus an additional fee for each meeting attended which must be between NIS 1,021 and NIS 1,813. The Board approved that the remuneration of each director for the year 2006, including the external directors, be fixed at NIS 40,000 plus an additional NIS 1,550 for each meeting attended.

(1)	The following, details remuneration payments paid by the Company and liabilities to pay taken by it, to the 5 senior officers of the Company, as reported by the Company at the Periodical Report published, in March 2007, following the Company’s obligation to present that information, according to the Israeli Law.

(2)	The Chairman of the Board of Directors retired on April 2, 2006, from his position as Chairman of the Board of Directors after 37 years of employment in senior positions in the Group. The above mentioned sum of money includes its payment fees for 3 months and remuneration for execution of the remnant of remuneration according to the incentive plan approved at the General meeting on May 2001.

In addition, the Company paid on April 2007 the retired Chairman, according to the agreement with him that was approved by the Board of Directors in March 2003 and at the General meeting in July 2003, an amount of NIS 4.992 million, and an additional amount paid in April 2007 to providence fund to cover gaps in deposits for previous years to the retired Chairman.

(3)	On May 13, 2007, the Board of Directors approved the Employment Agreement and remuneration of Mr. Avi Brener, the CEO of the Company. The main principals of the Agreement are: monthly salary of NIS 95,000 (approximately $22,864) linked to the Israeli Consumer Price Index and a yearly bonus in the amount of between 6-9 salaries, subject to the discretion of the Board. In addition, upon the termination of employment of the CEO he will receive, in addition to the provisions for severance payments, a retirement grant payment in an aggregate amount equal to one-month’s salary for each year in which he was employed by the Group (from August 1988).

C.    Board practices

        The directors of the Company, except for the external directors (see below), retire from office at the Annual General Meeting of Shareholders and are eligible for re-appointment at such Annual General Meeting.

        Notwithstanding the foregoing, if no directors were appointed at any Annual General Meeting, the directors appointed at the previous Annual General Meeting will continue in office. Directors, except for the external directors, may be removed from office earlier by a resolution at an Annual General Meeting of Shareholders.

        The Articles of Association of the Company provide that any director may, by written notice, appoint any person who is approved by the Board of Directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present. The alternate director is entitled to notice of Board meetings and he will be remunerated out of the remuneration of the director appointing him. The alternate director shall vacate his office if and when the director appointing him vacates his office as director, or removes him from office by written notice.

        There are no services contracts which give the current directors of the Company any benefits upon termination of office.

External Directors

        Under the Israeli Companies Law, the Company (as a public company) is required to have at least two external directors as members of its Board of Directors. An external director may not have any financial or other substantial connection with the Company and must be appointed at the Annual General Meeting of Shareholders. The external directors are elected for a three-year term of office that may be extended for another three years. Currently the external directors are Ms. Blum and Mr. Makov.

        For the periods each director served in his or her respective position, see Item 6.A.Directors and Senior Management above.

        For a description of the Termination and Employment Agreement of the Company’s former Chairman of the Board, see Item 6.B. Compensation above. Aside from Mr. Yerushalmi, none of the Group’s directors are entitled to benefits upon termination of their employment.

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

        The role of the Audit Committee under the American law is: (i) to oversee on behalf of the Board: (a) the integrity of the financial statements; (b) the appointment, compensation, qualification and work of the Independent Auditors; (c) compliance with legal and regulatory requirements applicable to the internal controls and reporting of publicly traded companies; (d) performance of Internal Auditor and internal controls functions; and (ii) to evaluate potential or existing deficiencies in the administration, by consulting with the management, and make proposal to the Board; and (iii) to review matters referred to them under the “Whistleblower” process of the Company’s Code of Conduct and Ethics.

        The Company’s Audit Committee members are: Amos Mar-Haim, Chairman, Ronit Blum, and Amir Makov. All members are “independent” directors, as that term is defined in the American Stock Exchange listing standards.

D.    Employees

        As of April 30, 2007, the Group had 2,950 employees in Israel, of which the Company and its subsidiaries had 798 employees in Israel of whom 158 were engaged in the office supplies activities, 622 in packaging paper and recycling division, and 18 were management and clerical personnel at the Company’s headquarters in Hadera. The associated companies had 2,152 employees in Israel of whom 1,037 were engaged in the household paper activities (in addition, KCTR had 240 employees), 321 in the printing and writing paper activities and 794 in the corrugated board containers activities.

        Some of the employees are subject to the terms of employment of collective bargaining agreements. The parties to such collective bargaining agreements are the Company and the employees, through the union. The relationship between the Company and the union is good and based on continuous dialogue.

E.    Share ownership

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

        In 2006, 44,998 options were exercised under the 2001 plan and 24,303 shares were issued following the exercise of options.

        In August 2001, the Company’s Board of Directors approved a stock option plan for employees of the Company and its subsidiaries, that expired on November 3, 2006. Under this plan, up to 125,000 options may be granted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. In November 2001, 81,455 options were granted under the 2001 employee plan. The vesting period of the options is two years from the data of grant. Each option is exercisable within three years from the end of the blocking period. For further information regarding the 2001 employee plan, see Note 6 of the Notes to the Consolidated Financial Statements.

        In 2006, 10,091 options were exercised under the 2001 employee plan and 6,215 shares were issued following the exercise of options. The employees’ option plan expired on November 3, 2006.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major shareholders

        The following table sets forth, as of May 28, 2007, the number of Ordinary Shares of the Company beneficially owned by (i) all those persons who, to the Company’s knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address: Principal Shareholders:	Amount Beneficially Owned Directly or Indirectly*	Percent of Class Outstanding
Clal Industries Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	1,531,128(1)	37.83(1)

Discount Investments Corporation Ltd. ("DIC")	865,014(1)	21.37(1)
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel

All officers and directors as a group	**	**

        In 1980 DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote as bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended to the year 2010.

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for Nochi Dankner, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)	IDB Holding Corporation Ltd. (“IDBH”) holds 72.4% of the equity of and 72.69% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 74.76% of the equity of and voting power in DIC and 60.52% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

Since May 19, 2003 approximately 51.7% of the outstanding share capital of IDBH, is held by a group comprised of: (i) Ganden Investments I.D.B. Ltd. (“Ganden”), a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, which holds approximately 31.02% of the outstanding shares of IDBH; (ii) Manor Investments-IDB Ltd. (“Manor”), a private Israeli company controlled by Isaac and Ruth Manor which holds approximately 10.34% of the outstanding shares of IDBH; and (iii) Avraham Livnat Investments (2002) Ltd. (“Livnat”), a private Israeli company controlled by Avraham Livnat and Zvi Livnat which holds approximately 10.34% of the outstanding shares of IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the outstanding shares of IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023.

In addition: (a) Ganden Holdings Ltd., the parent company of Ganden, directly holds approximately 7.15% of the outstanding shares of IDBH and Ganden directly holds approximately 6.71% of the outstanding shares of IDBH ; (b) Manor Holdings B.A. Ltd., the parent company of Manor, directly holds approximately 0.03% of the outstanding shares of IDBH; (c) Avraham Livnat Ltd., the parent company of Livnat, directly holds approximately 0.04% of the outstanding shares of IDBH; and (d) Shelly Bergman owns, through a private company wholly owned by her, approximately 7.23% of the outstanding shares of IDBH (hereinafter jointly: “additional holdings”). It should be noted, that the additional holdings, are not included in the shareholders agreement between Ganden, Manor and Livnat, relating, among other things, to their joint control of IDBH.

Nochi Dankner is Chairman and CEO of IDBH and chairman of IDBD, Clal and DIC., Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC . Isaac Manor is also director of Clal.

        Since May 23, 2005, beneficial ownership percentages for Clal and DIC increased by 5.14% and 2.9%, respectively, as compared to the percentages as indicated in the chart above.

        The Company estimates that as of May 30, 2007, 10.56 % of its outstanding ordinary shares were held in the United States by 851 record holders.

        All ordinary shares of the Company have equal voting rights. The Company’s major shareholders who beneficially own 5% or more of the Company’s ordinary shares outstanding do not have a voting rights different from other holders of ordinary shares.

B.    Related Party Transactions

        The information is included in the Company’s attached Consolidated Financial Statements. For loans to associated companies see Note 2 to the attached financial statements. For a capital note to an associated company, see Note 4c to the attached financial statements. For transactions and balances with related parties see Note 13 to the attached Financial Statements.

        For further information see also Note 9e and 9d to the Financial Statements attached.

C.    Interests of Experts and Counsel

        Not applicable to annual reports.

ITEM 8 - FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See the financial statements included in Item 17.

B.    Export Sales

        The amount of export sales represents approximately 9% out of the total sales volume of the Company.

C.    Legal Proceedings

        In September 2006, a petition was filed against H-K, an affiliated company (49.9%), for approval of a class action. According to the petition H-K has reduced the number of units of diapers in a package of its “Titulim®” brand and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimated the scope of the class action to be NIS 47 million. On June 18, 2007, court approved plaintiff’s abandonment from the petition for the approval of a class action, and also ordered the dismissal of the plaintiff’s personal action, with no expenses order.

        In December 2006, a petition was filed against H-K, an affiliated company (49.9%), for the approval of a class action. According to the petition, 3.5 years ago, H-K has reduced the quantity of paper in the toilet packages of its “Kleenex® Premium” brand and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be approximately NIS 43 million. On June 26, 2007, the court approved plaintiff’s abandonment from the petition for the approval of a class action, a payment of expenses to the plaintiff in the amount of NIS 10,000 and also ordered the dismissal of the plaintiff’s personal action, with no expenses order.

        In January 2007, a petition was filed against H-K, an affiliated company (49.9%), for the approval of a class action. According to the petition, 3.5 years ago H-K reduced the quantity of wipes in the baby wipes packages of its “Titulim® Premium” brand and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimated the scope of the class action to be approximately NIS 28 million. H-K rejects the claims and intends to defend itself against the action. At this early stage H-K is not able to assess the chances of the class action and its influences.

        In November 2006, the Environmental Protection Ministry announced that even though the Company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation against the Company is required in connection with its plant at Hadera to review deviations from certain emission standards concerning air. The company anticipates that the investigation will not materially impact its operations.

        On March 7, 2006, T.M.M., an associated company announced that the Israeli Securities Authority had addressed T.M.M. with regard to an investigation the authority is conducting. At this stage, T.M.M. is unable to estimate the impact of this investigation on the company. On February 04, 2007, the Company sold all its holdings in T.M.M.

D.    Dividend Policy

        During 2006, the Company did not have a defined policy for distributing dividends.

E.    Significant Changes

        On January 4, 2007, the Company entered into an Agreement with CGEA, according to which, the Company sold to CGEA its holdings in Barthelemi, and the rest of its holdings in T.M.M. for the total amount of $ 27 million. This transaction was consummated on February 13, 2007, from which date the Company is no longer a shareholder in T.M.M.

ITEM 9 – THE OFFER AND LISTING

A.    Offer and Listing Details

        The following table sets forth the high and low market prices of the Company’s ordinary shares on the American Stock Exchange and the Tel Aviv Stock Exchange for the five most recent full fiscal years:

	American Stock Exchange		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$(1)
Calendar Year
2006	52.12	38.50	237.00	168.50	53.01	38.42
2005	57.98	37.50	246.90	176.90	56.42	38.24
2004	60.73	48.75	267.10	217.60	60.33	48.72
2003	54.66	29.22	239.00	143.60	54.58	30.01
2002	40.50	25.18	178.00	116.10	40.10	24.90

        The following table sets forth the high and low market prices of the Company’s ordinary shares on the American Stock Exchange and the Tel Aviv Stock Exchange for each fiscal quarter for the two most recent fiscal years and the first quarter of 2007:

	American Stock Exchange		Tel Aviv Stock Exchange
2007 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$(1)
June 30 (through June 25)	61.46	56.30	258.40	236.50	62.71	55.63
March 31	49.84	41.90	207.50	185.00	49.61	43.65

2006 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$(1)
March 31	49.23	42.00	227.00	197.50	49.60	42.26
June 30	52.12	41.52	237.00	194.00	53.01	43.17
September 30	46.67	38.50	228.80	168.50	51.78	38.42
December 31	48.55	41.00	206.00	177.10	47.63	41.24

(1)	Share prices have been converted from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

2005 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$(1)
March 31	57.98	48.25	246.90	214.80	56.42	49.42
June 30	52.00	42.13	227.60	187.50	52.21	41.30
September 30	45.73	40.50	207.90	183.80	45.60	40.56
December 31	44.00	37.50	200.20	176.90	43.61	38.24

        The following table sets forth the high and low market prices of the Company’s ordinary shares on the American Stock Exchange and the Tel Aviv Stock Exchange for each month of the most recent six months:

	American Stock Exchange		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$(1)
May 2007	67.50	55.81	259.40	230.00	65.60	57.51
April 2007	56.75	47.21	230.80	198.70	56.62	47.82
March 2007	48.00	45.04	199.00	187.40	47.72	44.52
February 2007	49.84	43.82	207.50	188.10	49.61	44.38
January 2007	45.76	41.90	191.10	185.00	45.64	43.65

(1)	Share prices have been converted from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

B.    Markets

        The Company’s ordinary shares are listed on the American Stock Exchange. The trading symbol for the ordinary shares is AIP. The ordinary shares are also listed on the Tel Aviv Stock Exchange.

ITEM 10 – ADDITIONAL INFORMATION

A.    Share Capital

        Not applicable to Annual Reports.

B.    Memorandum and Articles of Association

        The Company was registered under Israeli law on February 10, 1951 and its registration number with the Israeli registrar of companies is 52-001838-3.

        The Memorandum of Association and Articles of Association are attached as Exhibits 1.1and 1.2 to this Annual Report.

Objects of the Company

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

Powers and Function of Directors

        The Board shall formulate the policies of the Company and shall supervise the performance of the office and actions of the General Manager, including inter alia examination of the financial position of the Company and determination of the credit framework which the Company may receive. Without derogating from any power vested in the Board in accordance with the Articles, the Board may, from time to time, at its discretion, decide upon the issuance of a series of debentures, including capital notes or undertakings, including debentures, capital notes or undertakings which can be converted into shares, and also the terms thereof, and mortgage of the property of the Company, in whole or in part, at present or in future, by floating or fixed charge. Debentures, capital notes, undertakings or other securities, as aforesaid, may be issued either at a discount or at a premium or in any other manner, whether with deferred rights or special rights and/or preferred rights and/or other rights, all the aforesaid as the Board may, at its discretion, determine. Compensation to directors is subordinate to an approval of the Audit committee, the Board of Directors and the General meeting of the Shareholders. There are no provisions in the Company’s Articles for the retirement of directors under an age limit.

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

        Each of the ordinary shares entitles the holder thereof to participate at and to one vote at Annual General Meetings of the Company. As described in Item 6C, all directors, except external directors, stand for election each year at the Annual General Meeting.

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

        Under the Israeli Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the Company and other shareholders and to refrain from abusing his power in the Company.

        In addition, each shareholder has the general duty to refrain from depriving other shareholders of their rights.

        Furthermore, any controlling shareholder, who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder that, pursuant to the provisions of the Articles, has the power to appoint or to prevent the appointment of an officer in the Company or any other power toward the Company is under a duty to act in fairness toward the Company. The Israeli Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Modification of Rights of Shares

        If the share capital is divided into different classes, the Company may by resolution adopted at a General Meeting by a special majority of 60% of the votes of shareholders (in person or by proxy) voting at the General Meeting (except if the terms of the issuance of the shares of such class otherwise provide) annul, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent, in writing, of all the shareholders of such class thereto shall be received or that the resolution shall have been approved by a General Meeting of the shareholders of such class by special majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class, provided that the quorum at the class meeting shall be the presence, in person or by proxy, at the opening of the meeting of at least two shareholders who own at least twenty five percent (25%) of the number of the issued shares of such class.

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

Shareholders Meeting

        The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the Board. Any other General Meeting is referred to as a “Special Meeting.”

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

        Each shareholder holding at least ten percent (10%) of the issued capital and one percent (1%) of the voting rights, or each shareholder holding at least ten percent (10%) of the voting rights is entitled to request the Board to include in the agenda any issue, provided that this issue is suitable to be discussed in a General Meeting.

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

C.    Material Contracts

•	In May 2007, the Company entered into an agreement with East Mediterranean Gas Company (EMG) for the purchase of natural gas from Egypt. The Agreement describes the principles for the negotiations toward the conclusion of a Detailed Agreement for the purchase of natural gas, that will be purchased in order to fulfill the Company’s requirements after the conversion of its energy generation facilities from the use of fuel oil to natural gas, that will enable significant savings in fuel costs and further improvement in air quality. In July 2005, AIPM signed an agreement for the purchase of natural gas with Thetis Sea Group to provide its requirements in natural gas until mid 2011 for the currently operating facility in its Hadera site. The new agreement with EMG provides for the continued availability of gas, for the following 15 years. In addition, the agreement allows AIPM, within a limited timetable, to increase the contracted quantities to serve the needs of the new power plant which is being planned by AIPM. The estimated annual purchase from EMG will range from $10 million up to $50 million, according to the quantities acquired and the prevailing prices. Bank and corporate guarantees, of an order of one year purchase, will be provided by AIPM, when signing the Detailed Agreement.

•	In February 2007, AIPM finalized the sale of all its direct and indirect holdings in T.M.M. to CGEA in an Agreement signed on January 04, 2007 (through a complete tender offer) (by agreement with CGEA for the sale of its holdings in Barthelemi) for a total amount of approximately $27 million, so that AIPM has absolutely ceased to be a shareholder in T.M.M. For further details, please see the chapter on History and Development of the Company.

•	In the beginning of 2006, companies in the Group signed a three year agreement with “Delek”, for the purchase of fuel and oil for current use, in an aggregated amount of NIS 60 million per year for all the companies in the Group. This agreement will replace former agreements in similar amounts.

•	On July 29, 2005 the Company signed an agreement in London, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals $40 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

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

        Shortly after the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 an additional income tax reform legislation (the “2006 Tax Reform”) pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes in Israeli tax law. Inter alia, The 2006 Tax Reform includes a gradual reduction of income tax rates for both individuals and corporations over the years through 2010, and outlined a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. Most of the amendments to the tax law are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

        Various issues related to the effective date of 2003 Tax Reform and the 2006 Tax Reform remain unclear in view of the legislative language utilized and the lack of authoritative interpretations at this stage. The analysis below is therefore based on our current understanding of the new legislation.

Income Taxes on Dividends Distributed by the Company to Non-Israeli Residents

        Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-approved enterprise) by the Company to a non-resident shareholder are generally subject to withholding tax of 20%. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the Company when the dividend is paid of these profits – 25% tax).

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

        Otherwise, the usual rates apply.

        In addition, If an Individual shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the dividend (not source from Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20%.

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

Income Taxes on Dividends Distributed by the Company to Israeli Residents

        The distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 20% for individuals and will be exempt from income tax for corporations. The portion of dividends paid out of profits earned under an Approved Enterprise tax status of the Company, to both individuals and corporations, is subject to withholding tax at the rate of 15% (in excess of the corporate tax paid by the Company when the dividend is paid of these profits – 25% tax).

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

Tax on Capital Gains of Shareholders - General

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

        Pursuant to the 2006 Tax Reform the current applicable corporate tax rate in 2007 is to be gradually reduced from 29% to 25%, in the following manner: the tax rate for 2007 will be – 29%, , in 2008 – 27%, in 2009 – 26%, in 2010 and onwards – 25%. The maximum tax rate for individuals is 48% and shall also be gradually reduced to 44% in 2010 and onwards. These rates are subject to the provisions of any applicable bilateral double taxation treaty. Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets.

Capital gains –Israeli Individuals

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

Capital gains –Israeli Corporations

        It should be noted that different taxation rules may apply to shareholders who purchased their shares prior to the listing on the Tel Aviv Stock Exchange. They should consult with their tax advisors for the precise treatment upon sale.

        Corporations which are subject to the Inflationary Adjustments Law

        The shareholder will be subject to tax at the corporate tax rate on realized real capital gain (currently 29% in 2007).

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

F.    Dividends and Paying Agents

        Not applicable to Annual Reports.

G.    Statement by Expert

        Not applicable to Annual Reports.

H.    Documents on display

        A copy of each document (or a translation thereof to the extent not in English) concerning the Company that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at American Israeli Paper Mills Ltd., 1 Meizer Street Industrial Zone, Hadera 38100, Israel. We are subject to the information requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “SEC”).

        Copies of this Annual Report and the exhibits hereto may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 at proposed rates. The public may obtain information on the operation of the SECs Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

        Our reports and other information can also be inspected on EDGAR available on the SEC’s website at www.sec.gov.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates – on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes in interest rates effect the Company’s financial results.

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

        As of December 31, 2006 AIPM owns CPI-linked long-term loans (notes) in the total sum of about NIS 226 million. The interest on such loans is not higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in AIPM’s financial statements, due to the surplus of CPI-linked liabilities.

        In order to hedge this exposure, AIPM has entered into forward transactions, in December 2006 and January 2007 for hedging NIS 220 million against a rise in the CPI until December 2007. These transactions serve to replace hedging transactions of NIS 230 million that terminated in late 2005.

        Through our normal operations, we are exposed to market risks mainly to the changes in the Consumer Price Index, which our notes are linked to. We manage our exposure to these market risks through our regular financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility movements on certain liabilities. The gains or losses on derivative instruments are expected to offset the losses or gains on these liabilities. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results exposed to these risks and appropriately hedging them with forward contracts.

	Maturity
	2007	2008-9	2010-11	More than 5 years	Total book value	Total fair value

Series 1 Debentures	6,841	13,681			20,522	20,183

Series 2 Debentures	29,518	59,036	59,036	59,037	206,627	211,284

Credit Risks

        The Company’s and its subsidiaries’ cash and cash equivalents and the short-term deposits as of December 31, 2006 are deposited mainly with major Israeli banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be immaterial.

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

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

        All other Company’s market risk sensitive instruments are instruments entered into for purposes other than trading proposes.

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes			Profit (loss) from changes
	Interest rise 10%	Interest rise 5%	Fair value as at Dec-31-06	Interest decrease 10%	Interest decrease 5%
In NIS thousands
Series 1 Debentures	140	70	20,183	-141	-70
Series 2 Debentures	3,597	1,810	211,284	-3,696	-1,835
Other liability	148	74	31,210	-149	-74
Long-term loans and capital notes - granted	-294	-147	-62,005	297	148

        The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (5% in 2006).

        Regarding the terms of the debentures and other liability – See Note 4 to the Financial Statements.

        Regarding the terms of the long-term loans and capital notes granted - See Note 2 to the Financial Statements.

Sensitivity to Consumer Price Index
Sensitive Instruments	Profit (loss) from changes			Profit (loss) from changes
	Interest rise 0.2%	Interest rise 0.1%	Fair value as at Dec-31-06	Interest decrease 0.2%	Interest decrease 0.1
In NIS thousands
NIS-CPI forward transaction	202	101	-1,274	-202	-101

See Note 12a to the Financial Statements.

Sensitivity to US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes			Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%	Fair value as at Dec-31-06	Devaluation of 10%	Devaluation 5%
In NIS thousands
Other accounts receivable	5,985	2,992	59,849	-5,985	-2,992
Capital note	634	317	6,337	-634	-317
Accounts payable	-842	-421	8,422-	842	421

        Other accounts receivable reflect primarily short-term customer debts.

        Capital note – See Note 2b to the Financial Statements.

        Accounts payable reflect primarily short-term liabilities to suppliers.

Quantitative Information Regarding Market Risk

        The following are the balance-sheet components by linkage bases at December 31, 2006:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	Non-monetary items	Total
Assets
Cash and cash equivalents	5.0		8.6		13.6
Other accounts receivable	243.1	0.2	59.8	11.7	314.8
Inventories				62.1	62.1
Investments in associated companies	63.7		6.3	305.5	375.5
Deferred taxes on income				6.5	6.5
Fixed assets, net				400.8	400.8

Total assets	311.8	0.2	74.7	786.6	1,173.3

Liabilities
credit from banks	203.0				203.0
Accounts payable	191.5		8.4		199.9
Deferred taxes on income				41.7	41.7
Notes (bonds) - including current maturities		226.4			226.4
Long term loans	38.7				38.7
Other liabilities - including current maturities	32.8				32.8
Shareholders' equity, funds and retained earnings				430.8	430.8

Total liabilities and equity	466.0	226.4	8.4	472.5	1,173.3

Surplus financial assets (liabilities) as at December 31, 2006	(154.2)	(226.2)	66.3	314.1	-

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable to Annual Reports.

ITEM 13 – DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15T– CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

        Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure, controls and procedures (as defined in the U.S. Securities Exchange Rule 13a – 15(e) and 15d – 15(e)) have concluded that as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act as recorded, processed and summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and regulations.

(b) Management’s Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance, with the policies and procedures may deteriorate.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        As permitted, we have excluded from our evaluation the affiliated companies: T.M.M. Integrated Recycling Industries Ltd, Barthelemi Holdings Ltd, Frenkel C.D. Limited, Carmel Container Systems Limited, Cycle-Tec Recycling Technology Ltd, and Hogla- Kimberly Lt d. (H-K) (which together, not including H-K, are referred to as the “excluded companies”), which are included in our 2006 Consolidated Financial Statements. The aggregate Company’s investments in the excluded companies represented 5% of consolidated total assets and the aggregate Company’s share in net income of the excluded companies represented 11% of consolidated net income (loss) for the year ended December 31, 2006. Hogla- Kimberly Ltd. has a significant influence on 2006 Consolidated Financial Statements; however, H-K had her evaluation separately, as part of Kimberly –Clark Ltd. (parent company) 2006 evaluation.

        Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

        (c) This annual report on Form 20-f does not include an attestation report of our independent registered public accounting firm regarding management’s assessment of the Company’s internal control over financial reporting. Management’s report was not subject to audit by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission, which permit us to defer obtaining such report until our fiscal year ending December 31, 2007.

(d) Changes in Internal Control Over Financial Reporting.

        There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

        All audit-related and non-audit-related services performed by Kesselman & Kesselman during 2006 were reported to, and the services proposed to be provided by them during 2006 were pre-approved by the Audit Committee, in accordance with the procedures outlined above.

        The following table provides information regarding fees we paid to Kesselman & Kesselman for all services, including audit services, for the years ended December 31, 2006 and 2005, respectively.

	U.S. $ in thousands
	2006	2005
Audit Fees	150	120
Audit Related Fees	-	30	*

Total	150	150

*	Consulting fees regarding the establishment of processes pursuant of Section 404 of the Sarbanes Oxley Act.

        “Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

        “Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

        “Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Item 16D.   Exemptions from the Listing Standards for Audit Committees

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2006.

PART III

ITEM 17 – FINANCIAL STATEMENTS

        See Item 19 below for Consolidated Financial Statements filed as a part of this Annual Report.

        The Company prepares its financial statements in accordance with Israeli GAAP. The effect of the material differences between Israeli GAAP and U.S. GAAP, as it relates to the Company, are described below:

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

        As to the effect of application of these rules – see (h) below.

        As to the discontinuance of the adjustment of the financial statements under Israeli GAAP, to the exchange rate of the dollar as from January 2004, see Note 1b to the Financial Statements.

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

c.    Stock based compensation

        Under Israeli GAAP, and up until December 31, 2005 no compensation expenses were recorded in respect of employee stock options. Commencing January 1, 2006, the company applies Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment” (hereafter - Standard 24), which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

        However, since the company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the transition date for as prescribed in the Israeli standard, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the measurements of the stock based compensation expenses.

        Under Israeli GAAP, prior to the adoption of Standard 24, there were no compensation expenses recorded in respect of share based payments. However, upon exercise, the tax benefit is credited to shareholders equity. The U.S. GAAP adjustment of NIS (2,414) in 2006 and NIS (401) in 2005 to shareholders' equity is required to reverse the credit to equity upon exercise.

        For U.S. GAAP purposes, prior to January 1, 2006 the Company accounted for employee stock based compensation under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations. In accordance with FAS 123 – “Accounting for Stock-Based Compensation” (“FAS 123”), the Company disclosed pro forma data assuming the Company had accounted for employee stock option grants using the fair value-based method defined in FAS 123.

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued the revised Statement of Financial Accounting Standards (“FAS”) No. 123, Share-Based Payment (“FAS 123R”), which addresses the accounting for share-based payment transactions in which the Company obtains employee services in exchange for (a) equity instruments of the Company or (b) liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (SAB 107) regarding the SEC’s interpretation of FAS 123R.

        FAS 123R eliminates the ability to account for employee share-based payment transactions using APB 25 -, and requires instead that such transactions be accounted for using the grant-date fair value based method. This Statement applies to all awards granted or modified after the Statement’s effective date. In addition, compensation cost for the unvested portion of previously granted awards that remain outstanding on the Statement’s effective date shall be recognized on or after the effective date, as the related services are rendered, based on the awards’ grant-date fair value as previously calculated for the pro-forma disclosure under FAS 123.

        Compensation expense for outstanding awards for which the requisite service had not been rendered as of the effective date will be recognized over the remaining service period using the compensation cost calculated for pro-forma disclosure purposes under FAS 123, taking into account the forecasted forfeiture rate.

        The Company adopted FAS 123R, as of January 1, 2006, using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2006) have not been restated. The adoption of FAS 123R resulted in a net gain representing the cumulative effect of a change in accounting principle in an amount of approximately NIS 0.2 million net of tax, which reflects the net cumulative impact of estimating future forfeiture in the determination of period expense, rather that recording forfeitures when they occur as previously required.

        The fair value of stock options granted with service conditions, was determined using the Black-Scholes option pricing model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under FAS 123 and FAS 148. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the accelerated method of amortization under FAS 123R.

        The estimation of stock awards that will ultimately vest requires significant judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts will be recorded as a cumulative adjustment in the period those estimates are revised. The Company considers many factors when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results, and future changes in estimates, may differ substantially from the Company’s current estimates.

        As of December 31, 2006 all options are fully vested.

        The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation for the years presented prior to the adoption of FAS 123R:

	Year ended December 31
	2005	2004
	NIS in thousands, except for per share data
Net income, as reported under U.S. GAAP	41,861	58,720
Add (deduct):
stock based employee compensation expense (reversal), included in reported net
income, net of related tax effect	(1,838)	8,458
Deduct:
stock based employee compensation expense -determined under fair value method for
all awards, net of related tax effect	(939)	(3,523)

Pro forma net income -under U.S. GAAP	39,084	63,655

Earnings per share - under U.S. GAAP:
Basic - as reported	10.47	14.76
Basic - pro forma	9.77	16.00
Diluted - as reported	10.33	14.52
Diluted - pro forma	9.65	15.74

        A summary of the status of the Company’s plans as of December 31, 2006, 2005 and 2004 , and changes during the years ended on those dates, is presented below:

	2006		2005		2004
		Weighted average exercise Price		Weighted average exercise Price		Weighted average exercise Price
Options outstanding at	Number	NIS	Number	NIS	Number	NIS
beginning of year	127,571	114.03	152,103	132.74	216,243	159.15

Changes during the year:
Exercised	(55,090)	94.01	(16,282)	143.38	(64,140)	153.82
Forfeited	(37,056)	102.06	(8,250)	178.25

Options outstanding at end of year	35,425	122.21	127,571	114.03	152,103	132.74

Options exercisable at
year-end	*35,425	127.35	78,996	87.61	54,953	99.98

*	Represents the number of options fully vested as of December 31, 2006. Based upon the Company’s share market value as of December 31, 2006, this reflects potentially 11,113 shares regarding the options exercisable at year-end.

        The following table summarizes information about options outstanding at December 31, 2006.

Options outstanding and exercisable
Exercise Prices	Number of options at December 31, 2006	Average remaining contractual life
NIS		Years
106.44	6,550	0.5
132.09	28,875	1.5

	35,425	1.3

d.    Earnings per share (“EPS”)

        Israeli GAAP relating to computation of EPS was changed as of January 1, 2006 with retroactive effect. As to the provisions of the new standard see note 1r to the financial statements attached.

        The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128.

        As applicable to the Company, after the implementation of the new Israeli standard No. 21 there are no material GAAP differences with regard to the computation of the basic EPS however there is a difference in the computation of the diluted EPS as follows:.

        The computation of the diluted EPS under US GAAP requires that the unamortized compensation expenses related to employee stock options will be included in the total amount of the assumed proceeds used in applying the treasury stock method, while under Israeli GAAP this amounts is not taken into account.

        As to the effect of application of U.S. GAAP, see (h) below.

        Following are data relating to the weighted average number of shares for the purpose of computing basic and diluted earnings per share under U.S. GAAP:

	2006	2005	2004
Weighted average number of shares used in the computation of basic
earnings per share	4,025,181	3,999,910	3,978,339
Net additional shares from the assumed exercise of employee stock
options	30,447	51,700	65,375

Weighted average number of shares used in the computation of diluted
earnings per share	4,055,628	4,051,610	4,043,714

e.	Investment in marketable equity securities accounted for by the equity method (associated companies) – Carmel Container Systems (Carmel) and T.M.M. Integrated Recycling Industries Ltd (T.M.M.)

Carmel

        Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board - “Impairment of Assets” (see note 1h to the financial statements). Based on the provisions of this Standard, and as explained in note 2f to the financial statements, the Company determined that the recoverable value of the investment in Carmel exceeds its carrying value (based, among other, on its Discounted Cash Flows), and accordingly, the investment was not written down.

        Under U.S. GAAP (APB 18 - “The Equity Method of Accounting for Investments in Common Stock”), SEC Staff Accounting Bulletin (SAB) No. 59 (“Accounting for Non current Marketable Equity Securities”) and EITF 03-1 (The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2003, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, among other, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2003.

        Therefore, although according to the Israeli GAAP the recoverable value of this investment exceeds its carrying value (see above) under U.S. GAAP and SEC rules described above, the decline in the market value of Carmel shares was the significant factor in determining other than temporary decline. Accordingly, for U.S.GAAP reporting, since the decline in the market value of Carmel was long and extensive, the Company reduced the carrying value of this investment to its market value as of December 31, 2003 and recorded an impairment loss amounting NIS 16,986,000.

        Under US GAAP- Since there is no goodwill or non amortizable assets, the impairment was attributed only to Carmel’s fixed assets; therefore the Company amortizes the impairment at the rates applicable to Carmel’s fixed assets. The amortization of the impairment, as above, resulted in an increase in the share in profits of the associated company amounting to NIS 1,699 thousands in the years 2006, 2005 and 2004.

T.M.M.

        Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board - “Impairment of Assets” (see note 1h to the financial statements). Until December 31, 2005 based on the provisions of this Standard, a the Company determined that the recoverable value of the investment in T.M.M. based on an outside appraiser exceeds its carrying value (based, among other, on its Discounted Cash Flows), and accordingly, the investment was not written down.

        As a result of the implementation of Accounting Standard No. 15, T.M.M recorded a loss of NIS 12.5 million from the impairment of fixed assets in the third quarter of 2006, based on the estimate of an external assessor. The Company’s share in this loss (43.08%) amounts to NIS 5.4 million. This sum appears as part of the Company’s share in the earnings (losses) of associated companies for that year.

        At the beginning of 2007 the Company sold its holdings in T.M.M. in consideration of a sum approximately similar to the book value, after taking into account the impairment, which was done during 2006.

        Under U.S. GAAP (APB 18 - “The Equity Method of Accounting for Investments in Common Stock”), SEC Staff Accounting Bulletin (SAB) No. 59 (“Accounting for Non-current Marketable Equity Securities”), and EITF 03-1 (The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2005, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, mainly, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2005.

        Therefore, although according to the Israeli GAAP the recoverable value of this investment exceeded its carrying value (see above) under U.S. GAAP and SEC rules described above, the decline in the market value of T.M.M. shares was the significant factor in determining other than temporary decline. Accordingly, for U.S.GAAP reporting, since the decline in the market value of T.M.M. was long and extensive, the Company reduced the carrying value of this investment to its market value as of December 31, 2005 and recorded an impairment loss amounting NIS 10,000,000.

        The losses of T.M.M. and Barthelemi for the year 2006 under U.S. GAAP including impairment in value of fixed assets and goodwill, amount to NIS 21.6 million. The Company’s share in this impairment charged approximately NIS 8.7 million. Due to the impairment recorded in the Company’s books in 2005 the Company’s share in the operating results of those investment for 2006 was determined, based on their actual results, net of the impairment, already reflected in 2005. As a result under U.S. GAAP the book value of T.M.M. is similar to the value under Israeli GAAP, as mentioned above.

f.	Reclassification of deferred charges

        Under Israeli GAAP, in accordance with a new Israeli Standard No. 22, commencing January 1, 2006 see also note 1o to the financial statements:

        The balance of deferred debt issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, is reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Under U.S. GAAP deferred charges should be classified as other assets, see h.3. below. The reclassifications have no impact on net income as both costs are accreted/amortized to the income statement over the term of the debt.

g.	Leasehold rights from the Israel Land Administration Authority (ILAA)

        Under Israeli GAAP, land lease rights from the ILAA are accounted for as fixed assets, and not depreciated.

        Under US GAAP, in accordance with SFAS 13 “Accounting for Leases”, leases involving real estate can be accounted for as capital lease only when (a) the lease transfers ownership of the property to the lessee by the end of the lease term or (b) the lease contains a bargain purchase option. Since none of the above-mentioned terms is met, leasehold rights are accounted for as an operating lease. The leasehold rights are amortized over the period of the initial option and if applccable the renewal option period (See j below).

h.	The effect of applying U.S. GAAP on the consolidated financial statements is as follows:

          1)          Consolidated statement of income figures:

	Year ended December 31
	2006	2005	2004
	NIS in thousands (except per share data)
Net income, as reported according to Israeli GAAP	13,330	45,715	62,732
Effect of treatment of the following items in accordance with U.S. GAAP:
Functional currency, see a above	6,970	6,490	2,385
Deferred income taxes - net, see b above	(2,757)	(3,961)	(2,080)
Reconciliation resulting from the Company’s share in the adjustments of the associated companies.	5,278	80	2,442
Other than temporary impairment of an investment in associated companies, see e above		(10,000)
Amortization of other than temporary impairment of an investment in an associated company, see e above	1,699	1,699	1,699
Amortization of leasehold rights from the ILAA, see g above	(596)	-	-
Applying FAS 123R in respect of employee stock options, see c above:
Gross amount	(373)	-	-
Deferred taxes	116	-	-
Applying APB 25 in respect of employee stock options, see c above:
Gross amount		3,093	(12,660)
Deferred taxes		(1,255)	4,202
Cumulative effect at beginning of period, net of tax of NIS 127*, see c above	242	-	-

Net income under U.S. GAAP	23,909	41,861	58,720

Earnings per share, see d above:
Basic	5.94	10.47	14.76

Diluted	5.89	10.33	14.52

*As a result of the adoption of FAS 123R, see (c) above.

          2)        Shareholders’ equity:

	December 31
	2006	2005
	In thousands
Shareholders' equity according to Israeli GAAP	430,842	523,384
Effect of treatment of the following items in accordance with US GAAP:
Functional currency	(41,472)	(48,442)
Amortization of leasehold rights	(596)
Investments in associated companies	7,880	2,602
Other then temporary impairment of an investment in an associated companies, net of amortization	(21,890)	(23,588)
Elimination of exercise options into shares	(2,414)	(401)
Cumulative effect, at beginning of year of SAB 108, net of tax	(2,665)	-
Deferred income taxes	5,083	7,851

Shareholders' equity under US GAAP	374,768	461,406

          3)        Consolidated balance sheet figures:

	D e c e m b e r 3 1
	2006		2005
	NIS	Re-measured NIS	NIS	Re-measured NIS
	In thousands
	As Reported Under
Assets	Israeli GAAP	U.S. GAAP	Israeli GAAP	U.S. GAAP

Inventories	62,109	60,131	63,999	59,885

Investment in associated companies	375,510	362,199	428,957	407,971

Fixed assets - net	400,823	362,539	379,934	340,914

Deferred charges	-	785	946	946

Liabilities and shareholders' equity

Deferred taxes - net	27,267	29,786	33,022	31,077

Notes	226,364	227,149	234,638	234,638

Shareholders' equity**	430,842	374,768	523,384	461,406

**	2006 retained earnings are net of an adjustment of NIS (2,665) thousands, net of tax, related to the adoption of SAB 108 (See j below).

i.	Statement of cash flows

        The Company presents its cash flow information, under Israeli GAAP net of the effects of inflation.

        The information to be included under US GAAP for the years ended December 31, 2004, 2005 and 2006 is presented below:

	2006	2005	2004
	NIS
	In thousands
Net cash provided by operating activities	64,521	94,143	30,096
Net cash used in investing activities	(50,410)	(19,868)	(42,043)
Net cash used in financing activities	(8,808)	(73,770)	(138,946)

Increase (decrease) in cash and cash
Equivalents	5,303	505	(150,893)
Balance of cash and cash equivalents
at beginning of year	8,318	7,813	158,706

Balance of cash and cash equivalents
at end of year	13,621	8,318	7,813

        Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of, marketable securities classified as a “current investment” are presented as investing activities in the statements of cash flows, while under U.S. GAAP, these securities should be classified as operating activities.

j.	Adoption of SAB 108 –Accounting for the Effects of Prior year Misstatements when Quantifying Misstatements in current year financial statements

        In September 2006, the U.S. Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses the diversity in practice of quantifying financial statement misstatements resulting in the potential build up of improper amounts on the balance sheet. SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and SAB 108 allows a one-time transitional cumulative effect adjustment to beginning retained earnings, in the first year of adoption, for errors that were not previously deemed material, but are material under the guidance in SAB 108.

        Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 had an effect of NIS 2,665 thousand, net of tax, on the consolidated retained earnings due to the GAAP differences related to the leases from the Israeli administration, see note g above.

k.     Recently issued accounting pronouncements in the Untied States:

1.     SFAS 155 - Accounting for certain Hybrid Financial Instruments, an amendment of FASB statements No.133 and 140

        In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140” (“SFAS No. 155”). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holders’ election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006 (January 1, 2007 for the Company). The adoption of SFAS No. 155 is not expected to have a material impact on the Company’s consolidated financial condition or results of operations.

2.     FIN 48 – Accounting for uncertainty in Income Taxes, an interpretation of SFAS No. 109

        In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”, by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the financial statement effects of a tax position should initially be recognized when it is more likely than not, based on the technical merits, that the position would be sustained upon examination. A tax position that meets the more-likely-than-not recognition threshold should initially and subsequently be measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with a taxing authority. The cumulative effect, if any, of applying the provisions of FIN 48 will be reported as an adjustment to the opening balance of retained earnings in the period adopted. FIN 48 also requires additional disclosures about unrecognized tax benefits associated with uncertain income tax positions and a reconciliation of the change in the unrecognized benefit. In addition, FIN 48 requires interest to be recognized on the full amount of deferred benefits for uncertain tax positions. An income tax penalty is recognized as expense when the tax position does not meet the minimum statutory threshold to avoid the imposition of a penalty. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its consolidated financial position and results of operations.

3.     SFAS 157 –Accounting for fair value Measurement

        In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies in conjunction with other accounting pronouncements that require or permit fair value measurements. This Statement shall be effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that the adoption of SFAS No. 157 will have on its consolidated financial position and results of operations.

4.     SFAS 159 – Accounting for the Fair Value Option For Financial Assets and Financial Liabilities

        In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), “The Fair Value Option for Financial Assets and Financial Liabilities”, to permit all entities to choose, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007 (January 1, 2008 for the Company), with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157, Fair Value Measurements. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. SFAS No. 159 also applies to eligible items existing at November 15, 2007 (or early adoption date). The Company is currently evaluating the impact that the adoption of SFAS No. 159 will have on its consolidated financial position and results of operations.

5.    EITF 06-03 “Accounting for Presentation of Taxes Collected from Customers and remitted to Governmental Authorities

        In June 2006, the Emerging Issues Task Force, reached a consensus on Issue No. 06-03, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)". EITF 06-03 relates to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction. EITF 06-03 states that the presentation of the taxes, either on a gross or net basis, is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board Opinion No. 22, “Disclosure of Accounting Policies,” if those amounts are significant. EITF 06-03 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company’s policy is to recognize revenue net of VAT, accordingly. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its financial position and results of operations.

Schedule – Valuation and Qualifying Accounts

Three Years Ended December 31, 2006

(NIS in thousands)

Column A	Column B	Column C	Column D	Column E

	Balance at beginning of period	(reductions) Additions charged to expenses	Deductions	Balance at end of period
Allowance for doubtful accounts:

Year ended December 31, 2006	16,914	(123)	-	16,791

Year ended December 31, 2005	16,148	840	(74)	16,914

Year ended December 31, 2004	13,696	3,102	(650)	16,148

ITEM 19 - EXHIBITS

(a)     The following financial statements and supporting documents are filed with this report:

(i)	Consolidated Audited Financial Statements of the Company for the year ended December 31, 2006 (including Reports of Independent Registered Public Accounting Firms).

(ii)	Financial Statements of Mondi Business Paper Hadera Ltd. for the year ended December 31, 2006.

(iii)	Financial Statements of Hogla-Kimberly Ltd. for the year ended December 31, 2006.

(iv)	Report of Independent Registered Public Accounting Firms on Schedule on Valuation and Qualifying Accounts.

(v)	Report of Independent Registered Public Accounting Firms on reconciliation to U.S. GAAP.

(vi)	Report of Independent Registered Public Accounting Firms for affiliated companies.

(b)     Exhibits:

1.1*	Memorandum of Association
1.2**	Articles of Association Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd.
3.1***	Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd.
31.1	Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act.
31.2	Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley.

*	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 1987, file No. 1-4212, and incorporated by reference herein.

**	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC in June 2006 and incorporated by reference herein.

***	Incorporated by reference to the exhibit number 3.1 in the Company’s form 20-F for the year ended December 31, 1987.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN ISRAELI PAPER MILLS LIMITED

By:	/s/ Lea Katz

Name: Lea Katz
Title: Corporate Secretary

Dated: June 28, 2007

Item 19(a)(i)

AMERICAN ISRAELI PAPER MILLS LIMITED

2006 CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM	2

CONSOLIDATED FINANCIAL STATEMENTS:
Balance sheets	3-4
Statements of income	5
Statements of changes in shareholders' equity	6
Statements of cash flows	7-9
Notes to financial statements	10-46

SCHEDULE - DETAILS OF SUBSIDIARIES AND
ASSOCIATED COMPANIES	47

_________________

__________________________________

_________________

12.MAR.2007 18:15 AIPM 972 4 6339740 .00855 P.2
12-MAR-2007 17:47 From:KESSELMAN&KESSELMAN +97237954682 To:972 6 6339740 P.2/2
12-MAR-2007 14:39 FROM PHOENICIA AMERICA-ISRAEL TO 037954682 P.02

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

Report of Independent Registered Public Accounting Firm

To the shareholders of

AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company's interest in which as reflected in the balance sheets as of December 31, 2006 and 2005 is NIS 310.0 million and NIS 352.7 million, respectively, and the Company's share in excess of profits over losses (losses over profits) of which is a net amount of NIS (25.8) million, NIS 19.2 million and NIS 25 million for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those companies were audited by other independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

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

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted ("GAAP") in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

Without qualifying our opinion, we draw attention to the fact that on January 1, 2006, a number of new accounting standards of the Israel Accounting Standards Board became effective and were implemented by the Company in the preparation of these financial statements; as detailed in note 1r, the standards were applied retroactively and comparative figures were restated in these financial statements regarding the computation of earnings per share, as prescribed by the relevant standard. In addition, as detailed in note 1k, the adjustment of trade receivables to their present value in an associated company was presented under "Cumulative effect, at beginning of year, of an accounting change", as prescribed by the relevant standard.

Tel-Aviv, Israel
March 7, 2007

3

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31
	Note	2006	2005
		NIS in thousands (see note 1b.)
A s s e t s
CURRENT ASSETS:	8
Cash and cash equivalents	1q	13,621	8,318
Marketable securities	1f	--	11,416

Accounts receivable:	10a
Trade		168,050	150,409
Other		146,684	106,124
Inventories	10b	62,109	63,999

T o t a l current assets		390,464	340,266

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Investments in associated companies	2;8	375,510	428,957
Deferred income taxes	7f	6,490	5,655

		382,000	434,612

FIXED ASSETS:	3
Cost		1,109,239	1,057,911
L e s s - accumulated depreciation		708,416	677,977

		400,823	379,934

DEFERRED CHARGES,
net of accumulated amortization	1i		946

Total assets		1,173,287	1,155,758

/s/ Zvi Livnat
_____________________________________ Zvi Livnat	)Chairman of the )Board of Directors

/s/ Avi Brener
_____________________________________ Avi Brener	) )Chief Executive Officer

/s/ Israel Eldar
_____________________________________ Israel Eldar	) )Controller

Date of approval of the financial statements: 7 March 2007

The accompanying notes are an integral part of the financial statements

	December 31
	Note	2006	2005
	NIS in thousands (see note 1b.)
Liabilities and shareholders' equity
CURRENT LIABILITIES:	8
Credit from banks and others	10c	203,003	93,171
Current maturities of long-term notes and long-term loans	4a;b	41,567	6,827
Accounts payable and accruals:	10d
Trade		96,273	90,512
Dividend payable			50,093
Other		103,699	85,407

T o t a l current liabilities		444,542	326,010

LONG-TERM LIABILITIES:
Deferred income taxes	7f	41,613	45,783
Loans and other liabilities
(net of current maturities):	4;8
Loans from banks	4b	33,515
Notes	4a	190,005	227,811
Other liabilities	4c	32,770	32,770

T o t a l long-term liabilities		297,903	306,364

COMMITMENTS AND CONTINGENT LIABILITIES	9
T o t a l liabilities		742,445	632,374

SHAREHOLDERS' EQUITY:	6
Share capital (ordinary shares of NIS 0.01 par value:
authorized - 20,000,000 shares; issued and paid:
December 31, 2006 and 2005 - 4,032,723 and
4,002,205 shares, respectively)		125,257	125,257
Capital surplus		90,060	90,060
Capital surplus resulting from tax benefit on exercise
of employee options		2,414	401
Differences from translation of foreign currency
financial statements of associated companies		(8,341)	(813)
Retained earnings		221,452	308,479

		430,842	523,384

T o t a l liabilities and shareholders' equity		1,173,287	1,155,758

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Note	2006	2005		2004
		NIS in thousands (see note 1b.)
SALES	10e; 14	530,109	482,461		482,854
COST OF SALES	10f	418,725	383,179		375,904

GROSS PROFIT		111,384	99,282		106,950

SELLING, MARKETING, ADMINISTRATIVE
AND GENERAL EXPENSES:	10g
Selling and marketing		31,366	30,482		30,595
Administrative and general		29,517	*25,462		*21,917

		60,883	55,944		52,512

INCOME FROM ORDINARY OPERATIONS		50,501	43,338		54,438
FINANCIAL EXPENSES - net	10h	31,111	12,490		13,118
OTHER INCOME (EXPENSES) - net	10i	37,305	*4,444		*(508)

INCOME BEFORE TAXES ON INCOME		56,695	35,292		40,812
TAXES ON INCOME (EXPENSES) - net	7	16,720	5,991		3,152

INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIARIES		39,993	29,301		37,660
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
COMPANIES - net	2	(26,202)	16,414		25,072

INCOME BEFORE CUMULATIVE EFFECT,
AT BEGINNING OF YEAR, OF AN ACCOUNTING
CHANGE IN ASSOCIATED COMPANIES		13,791	45,715		62,732
CUMULATIVE EFFECT, AT BEGINNING OF
YEAR, OF AN ACCOUNTING CHANGE IN AN ASSOCIATED COMPANY	1k	(461)

NET INCOME FOR THE YEAR		13,330	45,715		62,732

		(See Note 1b) NIS

EARNINGS PER SHARE:	1r;11
Primary:
Before cumulative effect of a change in accounting policy		3.42	11.43	*	15.77	**
Cumulative effect, at beginning of year, of a change in
accounting policy at loss of an associated company		(0.11)

Net income per share		3.31	11.43	*	15.77	**

Fully diluted:
Before cumulative effect of a change in accounting policy		3.39	11.35	*	15.44	**
Cumulative effect, at beginning of year, of a change in
accounting policy at loss of an associated company		(0.11)

Net income per share		3.28	11.35	*	15.44	**

Number of shares used to compute the primary earnings per share		4,025,181	3,999,867		3,978,936

Number of shares used to compute the fully diluted earnings per share		4,058,610	4,028,107		4,061,671

* Reclassified

** As a result of implementing retroactively the change of accounting policy

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surpluses	Capital surplus resulting from tax benefit on exercise of employee options	Differences from currency translation resulting from financial statements of associated companies	Retained earnings	Total
	NIS in thousands (see note 1b.)
BALANCE AT JANUARY 1, 2004	125,257	90,060		(1,122)	400,035	614,230
CHANGES IN 2004:
Net income					62,732	62,732
Dividend paid					(99,964)	(99,964)
Exercise of employee options into shares	*					*
Differences from currency translation resulting from
financial statements of associated companies				(1,685)		(1,685)

BALANCE AT DECEMBER 31, 2004	125,257	90,060		(2,807)	362,803	575,313
CHANGES IN 2005:
Net income					45,715	45,715
Dividend paid ***					(100,039)	(100,039)
Exercise of employee options into shares	*		401			401
Differences from currency translation resulting from
financial statements of associated companies				1,994		1,994

BALANCE AT DECEMBER 31, 2005	125,257	90,060	401	(813)	**308,479	523,384

CHANGES IN 2006:
Net income					13,330	13,330
Dividend paid					(100,357)	(100,357)
Exercise of employee options into shares	*		2,013			2,013
Differences from currency translation resulting from
financial statements of associated companies				(7,528)		(7,528)

BALANCE AT DECEMBER 31, 2006	125,257	90,060	2,414	(8,341)	221,452	430,842

* Represents an amount less than NIS 1,000.

** See note 2c.

*** Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

The accompanying notes are an integral part of the financial statements.

(Continued) — 1

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	NIS in thousands (see note 1b)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	13,330	45,715	62,732
Adjustments to reconcile net income to
net cash provided by operating activities (A)	39,775	42,845	(15,637)

Net cash provided by operating activities	53,105	88,560	47,095

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(53,107)	(71,080)	(30,952)
Deposit and Marketable securities	11,582	51,003	(42,000)

Associated companies:
Granting of loans		(2,744)	(779)
Collection of loans	2,112		13,688
Proceeds from sale of subsidiary consolidated in the past (B)		2,004

Proceeds from sale of fixed assets	419	6,532	1,001

Net cash used in investing activities	(38,994)	(14,285)	(59,042)

CASH FLOWS FROM FINANCING ACTIVITIES:

Receipt of long-term loans from others	40,000	1,746
Repayment of long-term loans from banks	(1,277)	(277)	(383)
Redemption of notes	(6,913)	(6,680)	(6,666)
Dividend paid	(150,450)	(49,946)	(99,964)
Short-term credit from banks - net	109,832	(18,613)	(31,933)

Net cash used in financing activities	(8,808)	(73,770)	(138,946)

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	5,303	505	(150,893)

BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	8,318	7,813	158,706

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	13,621	8,318	7,813

The accompanying notes are an integral part of the financial statements.

(Continued) — 2

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2006	2005	2004
	NIS in thousands (see note 1b.)
(A) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Share in losses (profits) of associated companies - net	26,663	(16,414)	(25,072)
Dividend received from associated company	19,616	21,761
Depreciation and amortization	31,957	31,604	28,633
Deferred income taxes - net	(5,755)	(7,671)	(10,096)
Capital losses (gains) on:
Sale of fixed assets - net	(28,823)	(3,570)	508
Sale of subsidiary consolidated in the past (B)		(874)
Losses (gains) on short-term deposits and investments	(166)	45	(464)
Linkage and exchange differences (erosion) on principal of
long-term loans from banks - net		(111)	(26)
Linkage differences (erosion) on principal of notes	(415)	6,171	2,184
Linkage differences (erosion) on principal of long-term loans
granted to associated companies	178	(975)	(721)

	43,255	29,966	(5,054)

Changes in operating asset and liability items:
Increase in trade receivables	(17,641)	(7,162)	(2,279)
Increase in other receivables
(excluding deferred income taxes)	(1,661)	(1,587)	(12,037)
Decrease (increase) in inventories	1,890	(1,612)	7,434
Increase in trade payables	5,761	3,018	2,954
Increase (decrease) in other payables and accruals	8,171	20,222	(6,655)

	(3,480)	12,879	(10,583)

	39,775	42,845	(15,637)

Supplementary disclosure of cash flow information
Payments in cash during the year:
Income taxes paid	23,877	1,559	3,242

Interest paid	23,714	15,828	20,697

The accompanying notes are an integral part of the financial statements.

(Concluded) — 3

AMERICAN ISRAELI PAPER MILLS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

2005
NIS in thousands (see note 1b)
(B) Proceeds from sale of subsidiary consolidated in the past -
see also note 10h:
Assets and liabilities of the subsidiary consolidated in the
past at the date of its sale:	509
Working capital (excluding cash and cash equivalents)	1,979
Fixed assets	(1,358)
Long-term liabilities	874

Capital gain from the sale	2,004

(C)	Information on activities not involving cash flows:

1)	Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.
2)	Dividend declared by an associated company in December 2005 that the Company’s share in this dividend amounts to NIS 2,650,000 was paid during 2006.
3)

In 2004, equipment, which the Company had found to be unsuitable for its use, was retired. The retirement was made against the cancellation of the loan made available by the supplier in respect of said equipment. The retirement amounted to NIS 1,079,000.

4)

In December 2006 a land was sold in consideration of approximately NIS 40 million, net of tax, betterment levy and other accompanying selling cost. This amount was transferred to a trustee at the date of the transaction execution and received during January 2007 see note 10i.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

The financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company’s financial statements are presented separately from these consolidated financial statements. The significant accounting policies, which, except for the changes in the accounting policy concerning revenue recognition, in an associated company, and after taking into consideration, by way of retrospective application, the change in accounting policy concerning the computation of net income per share, resulting from the first-time application, in 2006, of new accounting standards of the Israel Accounting Standards Board (hereafter - the IASB) and first-time application of clarification no. 7 in 2005, were applied on a consistent basis, as follows:

As to the adoption of International Financial Reporting Standards (IFRS), which is to be carried out in reporting periods commencing on January 1, 2008 and thereafter, see s. below.

a.	General:

1)	Activities of the Group

American Israeli Paper Mills Limited and its subsidiaries (hereafter — the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter –the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 14.

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

b.	Basis of presentation of the financial statements

The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS). in accordance with the provisions of Israel Accounting Standard No. 12 — “Discontinuance of Adjusting Financial Statements for Inflation” — of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies (see also below) “permanent” investments, and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar (based on the exchange rate of the dollar at December 31, 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.
The financial statements of group companies which are drawn up in foreign currency, are translated into shekels or are remeasured in shekels for the purpose of inclusion in these financial statements, as explained in e. below.

The sums of non-monetary assets do not necessarily reflect the realization value or an updated economic value, but rather only the reported sums of the said assets, as stated in (1), above. The term ‘cost’ in these financial statements shall mean the cost in reported sums.

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
Spare parts of the machinery and equipment that are not for current use, are presented under fixed assets.

e.	Investments in associated companies:

1)	The investments in these companies are accounted for by the equity method. According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders’ equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

2)	Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company’s holding in such companies.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	The Company reviews – at each balance sheet date — whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies — see h. below.

4)	The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition (“excess of cost of investment”) or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition (“negative excess of cost of investment”) represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

5)	In accordance with the provisions of Standard No. 20 (As Amended), which is applied by the group companies since January 1, 2006, as of that date, amortization of goodwill at associated company, which until then was included under “share in profits (losses) of associated companies”, was discontinued. The amounts of amortization of goodwill, included under “share in profits (losses) of associated companies”, as above, for the years ended December 31, 2005 and 2004 are NIS 4 million and NIS 4 million, respectively.

f.	Marketable securities

These securities are stated at market prices.

The changes in value of the above securities are carried to financial income or expense.

g.	Fixed assets:

1)	Fixed assets are stated at cost, net of related investment grants.

2)	Fixed assets of own manufacture are stated at cost, based on the direct costs with the addition of an appropriate portion of indirect production costs.

3)	Borrowing costs in respect of credit applied to finance the construction of fixed assets - during the period until construction is completed - are charged to the cost of such assets.

4)	The assets are depreciated by the straight-line method on the basis of their estimated useful life, as follows:

Years
Buildings	10-50 (mainly 33)
Machinery and equipment	7-20 (mainly 10 and 20)
Vehicles	5-7 (mainly 7)
Office furniture and equipment	3-17 (mainly 4)

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

5)	As to the change in the accounting treatment of property, plant and equipment, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 27 of the IASB, “Property, Plant and Equipment” - see s(3) below.

6)	As to the change in the accounting treatment of investment property, commencing January 1, 2007, resulting from the application of Israel Accounting Standard No. 16 of the IASB, “Investment Property” - see s(5) below.

h.	Impairment of assets

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

i.	Deferred charges

The item represents notes issuance costs, which are amortized over the period of the notes (see note 4a).

As to the change from January 1, 2006 in the method of presenting and amortizing these charges – see o(2) below.

j.	Deferred income taxes:

1)	Commencing January 1, 2005, the Company applies the IASB’s Accounting Standard No. 19 – “Taxes on Income” that prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

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

        NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

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

3)	Deferred tax balances are computed at the tax rates expected to be in effect at the time the deferred tax asset is utilized or the deferred tax liability is settled, based on the tax rates and the tax laws enacted, or substantively enacted, by the balance sheet date.

4)	The current taxes, as well as the changes in the deferred tax balances, are included in the tax expenses or income in the reporting period.

5)	Taxes that would apply in the event of disposal of investments in subsidiaries and associated companies have not been taken into account in computing the deferred taxes, as it is the Company’s policy to hold these investments, not to realize them.

6)	The Group may incur an additional tax liability in the event of an intercompany dividend distribution derived from “approved enterprises” profits – see note 7a. No account was taken of this additional tax, since it is the Group’s policy not to cause distribution of dividends, which would involve an additional tax liability to the Group in the foreseeable future.

7)	In April 2005, the IASB issued Clarification No. 7 – “Accounting Treatment of the Tax Benefits, in Respect of Capital Instruments Granted to Employees, For Which No Compensation was Recognized”. The provisions of this clarification apply to such tax benefits, which have not been allowed as a deduction through December 31, 2004. The clarification stipulates that, commencing on January 1, 2005, the tax benefit derived by the Company from the exercise of options granted to employees is to be carried to shareholders’ equity, in the period in which the benefit to the employees is allowed as a deduction for tax purposes. Formerly, the aforesaid tax saving was credited to the statement of income, as part of the taxes on income item.

k.	Revenue recognition

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 25 of the IASB — “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company.

Revenue is measured, as detailed below, at the fair value of the consideration received or the consideration that the company is entitled to receive, taking into account trade discounts and/or bulk discounts granted by the entity:

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES (continued):

Revenue from sale of goods is recognized when all the following conditions have been satisfied: (a) the significant risks and rewards of ownership of the goods have been transferred to the buyer; (b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the company; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Upon the application of the standard, an associated company separates the financing component embedded in revenue from sales made on credit for periods exceeding the customary credit period in its industry (mainly 90 days), that does not bear interest at the appropriate rate; the financing component is determined according to the amount by which the nominal amount of consideration for the transaction exceeds the present value of future cash payments in respect thereof, based on the customary market interest rate applicable to credit extended under similar terms. Revenue from the financing component is recognized over the credit period. Through December 31, 2005, the company did not separate the financing component in respect of sales made on credit, as above, and included within revenue from the sale on the date of recognition of such revenue. In accordance with the transitional provisions of the standard, on January 1, 2006 the company recognized an expense of NIS 1.1 million as a result of presentation in present value, resulting from the adjustment of trade receivables in respect of such credit transactions to their present value on the effective date of the standard, the share of the company at the adjustment effect as above was approximately NIS 0.5 million which is presented in these financial statements under “Cumulative effect, at beginning of year, of an accounting change”.

l.	Shipping and handling costs

Shipping and handling costs are classified as a component of selling and marketing expenses.

m.	Allowance for doubtful accounts

The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

n.	Derivate financial instruments

Gains and losses on derivatives that are hedging existing assets or liabilities are recognized in income commensurate with the results from those assets or liabilities.

o.	Financial instruments

Commencing January 1, 2006, the Company applies Israel Accounting Standard No. 22 of the IASB — “Financial Instruments: Disclosure and Presentation” (hereafter - Standard 22), which prescribes the rules for presentation of financial instruments and the proper disclosure required therefore, as follows:

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

1)	Offset of financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

2)	In accordance with the transitional provisions of Standard 22, commencing January 1, 2006, in addition to the aforesaid, the financial statements include the following changes:

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

The change in the amortization method of deferred issuance costs, as above, do not have a material effect on the operating results in the reported years.

p.	Share-based payment

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment” (hereafter - Standard 24), which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

Since the company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the comparative figures included in these financial statements.

q.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

r.	Net income per share

Commencing January 1, 2006, the company applies the provisions of Israel Accounting Standard No. 21 of the IASB, “Earnings per Share”. The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Comparative net income per share figures included in these financial statements reflect a retrospective application of the new standard’s computation directives.

As to the data used in the computation of net income per share, as above - see note 11

s.	Recently issued accounting pronouncements inIsrael

1)	Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)"

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 — “Adoption of International Reporting Financial Standards (IFRS)” (hereafter - Standard 29). Standard 29 stipulates that companies, which are subject to the Securities Law, 1968 and are required to report pursuant to regulations issued thereunder, shall draw up their financial statements under International Financial Reporting Standards (IFRS) with effect from reporting periods commencing on January 1, 2008 (i.e. commencing the financial statements for the first quarter of 2008). Pursuant to the provisions of Standard 29, such companies and other companies may elect early adoption of the Standard, and prepare their financial statements under IFRS, commencing with the financial statements that are published subsequent to July 31, 2006.

The standard prescribes that companies, which currently do not draw up their financial statements under IFRS, and are required or elect, as stated above, to prepare their financial statements for the first time under IFRS, shall apply the provisions specified in International Financial Reporting Standard No. 1 (“IFRS 1”) - “First-Time Adoption of International Financial Reporting Standards” in making the transition. IFRS 1, which deals with first-time transition to reporting under IFRS, provides that, in the first annual financial statements that are drawn up under IFRS (including the interim financial statements for that year), all the latest IFRS standards in effect at the end of the reporting year in which the company reports under IFRS for the first time, shall be applied retrospectively (with the exception of certain exemptions and prohibitions, as referred to below). IFRS 1 specifies two groups of exceptions to the principle of retrospective application: (1) exemptions from mandatory retrospective application with regard to certain topics, while providing the option to utilize all or part of those exemptions, and (2) prohibitions concerning mandatory retrospective application with regard to defined topics. Pursuant to the provisions of IFRS 1, the first financial statements drawn up under IFRS shall include at least one year’s comparative data. Accordingly, a company that draws up its financial statements under IFRS for the first time for periods commencing after January 1, 2008, and elects to present comparative data for one year only, shall be required, pursuant to IFRS 1, to prepare an opening balance sheet as of January 1, 2007, which shall be drawn up under IFRS. In preparing this opening balance sheet, all the latest IFRS standards, as referred to above, with regard to recognition, non-recognition, classification and measurement of all the company’s assets, liabilities and shareholders’ equity items, shall be applied. IFRS 1 also establishes certain disclosure requirements that apply to the annual financial statements that are drawn up for the first time under IFRS. Pursuant to these disclosure requirements, companies applying IFRS for the first time are required to explain what effect the transition from the previous generally accepted accounting principles to IFRS has had on the reported financial position, operating results and cash flows. Also, companies are required to include notes providing reconciliations of the data reported under the previous accounting principles, to the data reported under IFRS, in respect of their shareholders’ equity and statements of income (loss) as of certain dates and for certain prior periods.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In addition, Standard 29 requires companies, which draw up their financial statements under IFRS for the first time for periods commencing after January 1, 2008, to disclose, in a note to their financial statements for 2007, the balance sheet data as of December 31, 2007 and income statement data for the year ended December 31, 2007, as they would appear after applying IFRS recognition, measurement and presentation rules.

IFRS differ from general accounting principles accepted in Israel and, accordingly, financial statements drawn up under IFRS might reflect a financial position, operating results and cash flows that are significantly different from those presented in these financial statements. Application of IFRS requires a proper arrangement from the company, including making certain decisions relating to the manner of determining assets and liabilities at the transition date and with regard to setting an accounting policy for various topics. The company is currently assessing the implications of the transition to reporting under IFRS, including the date for first-time adoption of IFRS by the company. At this stage, the company is unable to estimate the effect that the adoption of IFRS will have on its financial statements.

2)	Israel Accounting Standard No. 26 — “Inventory”

In August 2006, the IASB issued Israel Accounting Standard No. 26 - “Inventory”, which is based on International Accounting Standard No. 2. This standard prescribes the accounting treatment of inventory and provides guidelines for determining the cost of inventory and its subsequent recognition as an expense, including recognition and treatment of any write-down to net realizable value.

The standard specifies the costs that are to be taken into account in determining the cost of inventory and the costs that may not be included in the cost of inventory, and requires that fixed production overheads be allocated based on the normal capacity of the production facilities.

In determining the cost of inventory, the standard requires specific identification of the cost of certain items that are not ordinarily interchangeable and of goods and services that have been produced and segregated for specific projects. In other instances, the standard prescribes the exclusive use of the “first-in, first-out” (FIFO) method or the “weighted average” method.

The standard also stipulates that the financing element in purchases of inventory on credit must be accounted for separately, whenever the actual arrangement includes a financing element. For instance, the difference between the purchase price on normal credit terms and the actual amount paid is to be recognized as interest expense over the financing period.

This standard shall be applicable to financial statements for periods commencing on or after January 1, 2007. The standard is to be applied retrospectively, unless it is impracticable to determine the specific effects in a given period.
At this stage the Company is examining the possible effect of the standard on its financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

3)	Israel Accounting Standard No. 27 — “Property, Plant and Equipment”

In September 2006, the IASB issued Israel Accounting Standard No. 27 - “Property, Plant and Equipment”, which is based on International Accounting Standard No. 16. This standard prescribes the accounting treatment for property, plant and equipment. The standard stipulates provisions for the recognition of an item of property, plant and equipment as an asset, the initial measurement of its cost, the measurement subsequent to initial recognition, as well as provisions regarding depreciation and derecognition of an item of property, plant and equipment.

According to the standard, an item of property, plant and equipment that qualifies for recognition as an asset is to be measured at cost upon its initial recognition. The standard determines that the cost of an item of property, plant and equipment includes its purchase price (including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates), costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, as well as the initial estimate of the present value of the costs of dismantling and removing the item and restoring the site on which it is located (if the entity is obligated to do so). According to the standard, the cost of an item of property, plant and equipment is the cash price equivalent at the recognition date. Accordingly, if payment is deferred beyond normal credit terms, the difference between the cash price equivalent and the total payment is recognized as interest over the period of credit.

Subsequent to the date of initial recognition, the standard allows for a choice between the cost method and the revaluation method as an accounting policy, which must be applied to all the items within a given class of property, plant and equipment. Under the cost method, an item of property, plant and equipment shall be carried at its cost, less any accumulated depreciation and any accumulated impairment losses. Under the revaluation method, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses.

An increase in the carrying amount of an item of property, plant and equipment, resulting from a revaluation, is to be credited directly to equity under the heading of “Revaluation surplus”. However, such increase shall be recognized in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss.

On the other hand, a decrease in the carrying amount of an item of property, plant and equipment, resulting from a revaluation, is to be recognized in profit or loss. However, the decrease shall be debited directly to equity under the heading of “Revaluation surplus”, to the extent of any credit balance existing in the revaluation surplus in respect of that asset.

The standard discusses the definition of a depreciable amount of an item of property, plant and equipment, its residual value and the period and method of depreciation. The standard stipulates that, for the purpose of depreciating property, plant and equipment, the amount initially recognized in respect of an item of property, plant and equipment should be allocated to its significant parts, and each such part should be depreciated separately. Nevertheless, different parts of an item of property, plant and equipment, with the same useful life and depreciation method, may be grouped for the purpose of depreciation.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

According to the provisions of the standard, the residual value, the useful life and the depreciation method of an asset should be reviewed at least at each fiscal year-end; if there has been a change in the expected pattern of consumption of the future economic benefits embodied in the asset, the depreciation method shall be changed to reflect the changed pattern. Such a change shall be accounted for as a change in an accounting estimate.

The standard is to be applied to financial statements for periods commencing on or after January 1, 2007, by way of retrospective application, with two exceptions. First, for a company that, upon the adoption of the standard, chooses the revaluation method as its accounting policy, the difference between the revalued amount of the asset and its carrying amount as of January 1, 2007 shall represent the revaluation surplus as of the said date. Second, if the initial cost of the asset does not include any removal and disposal costs, specific transitional provisions stipulated in the standard should be applied.

The Company is currently examining the effect of the application of the standard on the financial statements.

Recently, the IASB issued standard proposal No. 28 – correction of transitional provisions stipulated in standard No. 27 and adjusting them to the IFRS1.

4)	Israeli Accounting Standard No. 23 – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”.

In December 2006, the IASB issued Accounting Standard No. 23 – “Accounting Treatment Applied to Transactions between an Entity and its Controlling Shareholder”.
The standard, which does not obligate entities that are not subject to the Securities Law, 1968, provides that assets and liabilities, in respect of which a transaction was carried out between an entity and its controlling shareholder, shall be measured at the date of transaction at their fair value, and the difference between fair value and the consideration set in the transaction shall be carried to shareholders’ equity. Those provisions replace the requirements of the Securities Regulations (Presentation of Transactions between an Entity and its Controlling Shareholder in Financial Statements), 1996, whereunder, assets transferred as above would be measured at their carrying amount in the transferor’s accounts, while the difference between this value and the consideration set in those transactions is carried to shareholders’ equity.

Under the provisions of the standard, in case the difference between fair value and the consideration arises from a benefit granted by the controlling shareholder to the entity controlled thereby, the said difference shall be credited to capital surplus within the entity’s shareholders’ equity; while in case the said difference arises from a benefit granted by the entity to its controlling shareholder, such difference shall be carried to the entity’s retained earnings.

In addition, the difference between the fair value of the asset and its carrying amount in the transferor’s accounts shall be recognized as a gain or loss in the transferor’s accounts. Under the standard, differences as above, arising in the financial statements of an entity as a result of a transaction with its controlling shareholder, and carried to retained earnings or capital surplus, shall constitute, from the controlling shareholder’s point of view , an owners’ withdrawal or an owners’ investment, respectively, and shall be presented accordingly in the financial statements of the controlling shareholder.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

        NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The standard includes specific provisions pertaining to assets transfers, assuming liabilities, indemnification and waiver and the grant or receipt of loans. The standard also sets a hierarchy for the measurement of fair value and includes disclosure requirements as to the nature and scope of transactions between an entity and its controlling shareholder, occurring during the reported period, as well as to the effect of these transactions on the entity’s income or loss for the reported period and its financial position.

The standard shall apply to all transactions taking place between an entity and its controlling shareholder, except for a business combination under common control, that would be carried out subsequent to January 1, 2007. In addition, the standard would apply to a loan granted to a controlling shareholder or received therefrom, prior to the abovementioned effective date of the standard; the standard would apply to such a loan commencing the standard’s effective date.

At this stage the Company is examining the possible effect of the standard on its financial statements.

5)	Israel Accounting Standard No. 16 — “Investment Property”

In February 2007, the IASB issued Israel Accounting Standard No. 16 - “Investment Property”, which is based on International Accounting Standard No. 40. This standard prescribes the accounting treatment applicable to investment property. The standard sets provisions for the recognition, measurement and disclosure required for investment property in the financial statements.

According to the standard, investment property is property held to earn rentals or for capital appreciation or both, rather than for: (a) use in the production or supply of goods or services or for administrative purposes; or (b) sale in the ordinary course of business.

The standard stipulates that investment property, which qualifies as an asset, is to be measured at cost upon its initial recognition. According to the standard, the cost of an investment property comprises its purchase price and other directly attributable expenditures (such as fees for legal services, transfer taxes and other transaction costs).

Subsequent to the date of initial recognition, the standard allows a choice between the cost model and the fair value model as an accounting policy, which must be applied to all investment property items of the entity. According to the standard, transition from one model to the other is only allowed if such transition results in a more appropriate presentation in the financial statements. The standard states that this is not highly likely to be the case when transition is from the fair value model to the cost model.

Under the cost model, the entity shall account for investment property in accordance with the cost model specified in Standard 27 - “Property, Plant and Equipment”, pursuant to which the investment property is to be carried at depreciated cost (net of accumulated impairment losses).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

According to the fair value model, subsequent to initial recognition, the entity shall measure all of its investment property at fair value as of the balance sheet date. Gains or losses resulting from changes in fair value are carried to the statement of income (loss) in the period in which they arise. In exceptional cases, when fair value cannot be reliably determinable for certain investment property items, and the entity has elected the fair value model as an accounting policy for its investment property, such specific items shall be accounted for using the cost model, despite the application of the fair value model to the other investment property items.

The standard includes extensive disclosure requirements, including, inter alia, disclosure as to the fair value of the investment property, if the company has opted for the cost model.

This standard shall be applicable to financial statements for periods commencing on January 1, 2007 or thereafter. Election of the fair value model would require the adjustment of the opening balance of retained earnings for the period in which the standard is first adopted.

At this stage, the Company is examining the effect of the application of the standard on the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES:

a.	The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondy Business Paper Hadera Ltd. — formerly Neusiedler Hadera Paper Ltd, NHP — and Hogla-Kimberly Ltd.) are attached to these financial statements.

b.	Composed as follows:

	December 31
	2006	2005
	NIS in thousands
Shares:
Cost	54,241	54,241
Excess of cost of investment - net	2,086	2,086
L e s s - accumulated amortization	(2,086)	(2,180)
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Differences from translation of foreign currency
financial statements	(8,341)	(813)
Share in profits (after deduction of losses) accumulated since
acquisition	219,328	263,051

	305,469	356,626
Long-term loans and capital notes *	70,041	72,331

	375,510	428,957

*	Classified by linkage terms and rate of interest, the total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31,	December 31
	2006	2006	2005
	%	NIS in thousands
In dollars		6,337	9,206
Unlinked loans and capital notes	4.8%	63,704	63,125

		70,041	72,331

As of December 31, 2006, the repayment dates of the balance of the loans and capital notes have not yet been determined.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 — INVESTMENTS IN ASSOCIATED COMPANIES (continued):

c.	The changes in the investments during 2006 are as follows:

NIS in thousands
Balance at the beginning of the year	*428,957

Changes during the year:
Share in losses of associated companies - net	(26,663)
Dividend from associated companies	(16,966)
Adjustments resulting from translation of foreign currency
financial statements	(7,528)
Increase in balance of long-term loans and capital notes - net	(2,290)

Balance at end of year	375,510

*	In the first quarter of the year, the balance of negative goodwill as of January 1, 2006 amounted NIS 1,062 thousands, was written off against retained earnings. In these financial statements this reporting entry was cancelled since the amount represented a negative excess of cost of investment.

d.	Mondy Business Paper Hadera Ltd. (hereafter - Mondy Hadera; formerly — Neusiedler Hadera Paper Ltd. — NHP):

Mondy Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter — MBP), under an agreement dated November 21, 1999. According to said agreement, Mondy Hadera purchased the Group’s activities in the field of printing and writing paper, and issued to MBP 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondy Hadera, at a price that is 20% lower than the value (as defined in the agreement). The understanding between the parties is that the option would only be exercised under prolonged, extraordinary circumstances that preclude the operation of Mondy Hadera in Israel. The Company believes that the likelihood of such circumstances is very remote.

e.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

f.	Investment in Carmel Container Systems Limited (hereafter — Carmel)

Carmel Container Systems is held to the extent of 26.25% by the Company.
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

As of December 31, 2006, the Company’s share in T.M.M. (directly and through another associated company) is 43.08%

T.M.M. announced in March 2006 that the Securities Authority was conducting an unspecified investigation in its matter. T.M.M. possesses no information regarding the investigation. To date, the Company’s management cannot estimate the impact of the above matter, if any, on the Company and on its financial statements. As a result of the implementation of Accounting Standard No. 15, T.M.M. recorded a loss of NIS 12.5 million from the impairment of fixed assets in the third quarter of 2006, based on the estimate of an external assessor. The Company’s share in this loss (43.08%) amounts to NIS 5.4 million. This sum appears as part of the Company’s share in the earnings (losses) of associated companies this year.

On January 4, 2007, the Company entered into an agreement with Veolia Israel CGEA Ltd. (hereinafter: “CGEA”), whereby it will sell to CGEA its holdings in Barthelemi, along with its remaining holdings in T.M.M. Pursuant to the agreement, CGEA has acquired all of the Company’s holdings in Barthelemi. CGEA also acquired all of the Company’s holdings in T.M.M., as part of a complete tender offer and starting February 2007, the Company is no longer a shareholder in T.M.M.

The sale of the holdings in T.M.M. was made in consideration of a sum approximately similar to the book value, after taking into account, the impairment as mention above.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2006, are as follows:

	Cost				Accumulated depreciation				Depreciated balance December 31
	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	2006	2005
	NIS in thousands				NIS in thousands				NIS in thousands
Land and buildings thereon	228,822	414	489	228,747	110,804	3,471	331	113,944	114,803	118,018

Machinery and equipment	689,398	12,838	30	702,206	488,956	23,099	11	512,044	190,162	200,442

Vehicles	31,096	5,205	962	35,339	20,915	3,055	921	23,049	12,290	10,181

Office furniture and equipment
(including computers)	70,166	1,045	298	70,913	57,302	2,332	255	59,379	11,534	12,864

Payments on account of
machinery and equipment, net	15,167	34,162		49,329					49,329	15,167

Spare parts - not current, net	23,262	(557)		22,705					22,705	23,262

	1,057,911	53,107	1,779	1,109,239	677,977	31,957	1,518	708,416	400,823	379,934

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 — FIXED ASSETS (continued):

b.	The item is net of investment grants in respect of investments in “approved enterprises” (see notes 7a and 9a).

c.	The Company’s real estate is partly owned and partly leased — to the extent of NIS 43.8 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

d.	As of December 31, 2006 and 2005, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

e.	Depreciation expenses amounted to NIS 31,957,000 NIS 31,444,000 and NIS 28,472,000, for the years ended December 31, 2006, 2005 and 2004, respectively.

f.	As to pledges on assets — see note 9a.

g.	As to the change in accounting treatment of property, plant and equipment, which will take effect commencing January 1, 2007, as a result of applying Accounting Standard No. 27, “Property, Plant and Equipment” of the IASB – see note 1s (3).

h.	As to the change in accounting treatment of investment property, commencing January 1, 2007, as a result of applying Accounting Standard No. 16 “Investment Property” of the IASB – see note 1s (5).

NOTE 4 — NOTES AND OTHER LONG-TERM LIABILITIES:

a.	Notes

The item represents two series of notes issued to institutional investors as follows:

	December 31
	2006		2005
	NIS in Thousands
	Series II	Series I	Series II	Series I
Balance	206,627	20,522	207,229	27,409
Less - current maturities	29,518	6,841		6,827

	177,109	13,681	207,229	20,582

1)	Series I — May 1992

The balance of the notes as of December 31, 2005 is redeemable in four installments, due in June of each of the years 2006-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 102,202,000, in December 2006 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes — principal and interest — are linked to the Israeli CPI of February 1992.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 — NOTES AND OTHER LONG-TERM LIABILITIES:

2)	Series II — December 2003

The balance of the notes as of December 31, 2005 is redeemable in 7 equal, annual installments due in December of each of the years 2007-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes —principal and interest — are linked to the Israeli CPI of November 2003.

3)	As to the change from January 2006 in the presentation of deferred issuance costs — see note 1i above.

b.	Long-Term Loans

The section refers to two long-term loans that were received from banks, as detailed below:

December 31, 2006 NIS Thousands
Loan 1	14,319
Loan 2	24,404
Less - current maturities	5,208

33,515

1)	Loan 1

In July 2006, the Company assumed a loan of NIS 15 million.The outstanding balance as at December 31, 2006, is scheduled for repayment in 21 quarterly installments through to January 2012, each in the sum of NIS 0.7 million.The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

2)	Loan 2

In July 2006, the Company assumed a loan of NIS 25 million. The outstanding balance as at December 31, 2006, is scheduled for repayment in 31 quarterly installments through to July 2014, each in the sum of NIS 1.0 million including principal and interest component on the outstanding balance of principal. The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

c.	Other liability:

The capital note from an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2008.

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

b.	The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 8,849,000 NIS 8,710,000,and NIS 8,368,000 in 2006, 2005, and 2004, respectively.

NOTE 6 — SHAREHOLDERS’ EQUITY:

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		December 31
		2006	2005
	Authorized	Issued and paid
Number of shares	20,000,000	4,032,723	4,002,205

Amount in NIS	200,000	40,327	40,022

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2006 are NIS 182.9and $ 45.70 (NIS 193.08), respectively.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

b.	Employee stock option plans:

1)	The 2001 plan for senior officers in the Group

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

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. As stipulated by the 2001 plan for senior officers, the exercise price of unexercised options is to be adjusted, in the event of cash dividend distributions. Accordingly, the exercise price as of December 31, 2006 is batch, NIS 78.66 for the third batch and NIS 132.09 for the fourth batch. In July2005, the remaining options from the first batch expired and in July 2006, the remaining options from the second batch expired.

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

Notwithstanding the above, the number of shares resulting from the exercise of the options and the actual exercise price will be determined as follows: Upon receipt of an exercise request from an option holder, a computation will be made of the difference between the quoted price of the Company’s shares at the beginning of that trading day and the exercise price; that difference is to be multiplied by the number of exercisable options (hereafter - the benefit). The number of shares that the Company will actually issue to the option holder will be the number of shares the market value of which is equal to the amount of the benefit computed as above. In consideration for the shares, the option holder will pay their par value only.

Immediately upon issuance, the ordinary shares issued upon exercise of the options will have all the same rights as other ordinary shares of the Company.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’EQUITY (continued):

In 2006, 2005 and 2004, 44,998, 13,877 and 55,525options, respectively, were exercised under the 2001 plan for senior officers, and 24,303 4,307 and 24,295 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch) and 10,225 options expired in 2006 (from the second batch). In 2006 12,225 option were cancelled from the third batch and 12,225 were cancelled from the forth batch. As of December 31, 2006, the unexercised balance of the options granted is 35,425. During 2007, after the balance sheet date, 10,321 options were exercised under the 2001 plan for senior officers, and 3,696 shares were issued.

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

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j(7)), the Company credited the tax saving derived from the exercise of benefits by employees in the years 2005-2006 to capital surplus.

2)	The 2001 employee plan

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

The exercise price of all the options granted as above was set at NIS 160.99, linked to the CPI, on the basis of the known CPI on August 29, 2001. This price represents the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange during the thirty trading days prior to the date of the board of directors’ approval, less 10%. The 2001 employee Plan was expired during November 2006.

In 2006, 2005 and 2004, 10,091, 2,405 and 8,615 options, respectively, were exercised under the 2001 employee plan, and 6,215, 1,224 and 4,084 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The last of the options that were granted and were not exercised, expired during 2006.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 — SHAREHOLDERS’ EQUITY (continued):

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

The income of the Company and its Israeli subsidiaries (other than income from”approved enterprises”, see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 — 35%, 2005 — 34%, 2006 – 31%, 2007 — 29%, 2008 — 27%, 2009 — 26% and 2010 and thereafter — 25%.

As a result of the said changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 — at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

Capital gains (except for the real capital gain from the sale of marketable securities – to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

e.	Carryforward tax losses

Carryforward tax losses in subsidiary companies are NIS 24,036,000 and NIS 22,470,000 as of December 31, 2006 and 2005, respectively.

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

f.	Deferred income taxes

The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2006 and 2005, are as follows:

	In respect of balance sheet items
			Provisions for employee rights
	Depreciable fixed assets	Inventories	Severance pay	Vacation and recreation pay	Doubtful accounts	In respect of carryforward tax losses (see above)	Total
	NIS in thousands
Balance at January 1, 2005	52,562	4,038	601	(4,087)	(5,910)	(6,511)	40,693
Changes in 2005 -
amounts carried to income	(6,779)	(1,487)	(75)	8	(52)	714	(7,671)

Balance at December 31, 2005	45,783	2,551	526	(4,079)	(5,962)	(5,797)	33,022
Changes in 2006 -
amounts carried to income	(4,170)	(1,404)	26	36	450	(693)	(5,755)

Balance at December 31, 2006	41,613	1,147	552	(4,043)	(5,512)	(6,490)	27,267

The deferred taxes are computed at the rate of 25%-29%.

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2006	2005
	NIS in thousands
Among current assets	(7,856)	(7,106)
Among long-term asset balances	(6,490)	(5,655)
Among long-term liabilities	41,613	45,783

B a l a n c e - liability - net	27,267	33,022

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 — TAXES ON INCOME (continued):

g.	Taxes on income included in the income statements:

1)	As follows:

	2006	2005	2004
	NIS in thousands
For the reported year:
Current	22,457	13,662	13,248
Deferred, see f. above:
In respect of changes to tax rates,
see d. above		(4,166)	(5,824)
In respect of the reporting period	(5,755)	(3,505)	(4,272)

	16,702	5,991	3,152

Current taxes in 2006 were computed at an average tax rate of 31%, 2005 - 34% and 2004- 35%, see (2) below.

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2006		2005		2004
	%	NIS in thousands	%	NIS in thousands	%	NIS in thousands
Income before taxes on income, as reported
in the statements of income	100.0	56,695	100.0	35,292	100.0	40,812

Theoretical tax on the above amount	31.0	17,575	34.0	11,999	35.0	14,284

Decrease in taxes resulting from computation
of deferred taxes at a rate which is
different from the theoretical rate	(2.1)	(1,196)	(0.9)	(324)	(4.3)	(1,762)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above			(11.8)	(4,166)	(14.3)	(5,824)
Tax deduction in respect of options
exercised by employees according to
Section 102 of the Israeli Income
Tax Ordinance (2006 and 2005 - see note 1j(7))					(10.3)	(4,221)
Other - net	0.6	323	(4.3)	(1,518)	1.6	675

Taxes on income for the reported year	29.5	16,702	17.0	5,991	7.7	3,152

h.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2000.

At the end of 2006 assessments discussions for the years 2002- 2004 for the Company and most of its subsidiaries have begun with the tax authority. It is the managements opinion, at this stage based, on the course of the discussion, which were held so far, it does not seem that the assessments will have material effect on the financial reports.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — LINKAGE TERMS OF MONETARY BALANCES:

a.	As follows:

	December 31, 2006			December 31, 2005
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI NIS in thousands	Unlinked	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI NIS in thousands	Unlinked
	NIS in thousands			NIS in thousands
Assets:
Current assets:	8,573		5,048
Cash and cash equivalents				5,740		2,578
Marketable securities						11,416
Receivables	59,849	244	243,049	55,307	167	189,912
Investments in associated companies - long-term
loans and capital notes	6,337		63,704	9,206		63,125

	74,759	244	311,801	70,253	167	267,031

Liabilities:
Current liabilities:
Short-term credit from banks			203,003			93,171
Accounts payables and accruals	8,422		191,551	11,062	868	214,082
Long-term liabilities (including current maturities):
Long -term loans			38,723
Notes		226,364			234,638
Other liability			32,770			32,770

	8,422	226,364	466,047	11,062	235,506	340,023

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes — see note 12a.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 — LINKAGE TERMS OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the Israeli CPI:

	Exchange rate of one dollar	CPI*
	NIS	Points
At end of year:
2006	4.225	184.9
2005	4.603	185.0
2004	4.308	180.7

Change in the year:
2006	(8.2)	-
2005	6.8	2.4
2004	(1.6)	1.2

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES:

a.	In respect of investment grants

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

b.	The Company has provided guarantees of NIS 2,113,000 in favor of an associated company, in connection with the latter’s participation in a tender. If the associated company does not win the tender, the guarantee will become null and void.

c.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 1,917,000.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE  9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

d.	On May 7, 2001, the Company’s board of directors resolved to carry out a plan, which was approved by the shareholders’ meeting, to remunerate the Company’s former chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price — NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution or until the time of termination of duty in certain conditions, the earlier. Up to December 31 2006, all of the remuneration was exercised.

e.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

f.	The Company is preparing for the conversion of its energy-generation plant to using natural gas, instead of fuel oil. The transition is planned for the second half of 2007, subject to the arrival of the gas in Hadera.

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

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, the remainder of the agreement was worth approximately € 0.6 million.

g.	In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its results of operations.

h.	In November 2003 an associated company Hogla Kimberly received a claim and a petition for the approval of a class action against the Company. According to the petition the Company has reduced the number of units of diapers in a package of its “Huggies Freedom” brand .The plaintiffs estimate the scope of the class action to be NIS 18 million. A court hearing took place in this petition, but a decision was not given.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 — COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES SECURED BY PLEDGES (continued):

In August, 2006 a request for a class action claim was filed against an associated company Hogla-Kimberly Ltd. in the amount of NIS 47 million for reducing the number of diapers in the “Titulim Premium” brand Packages.

In December, 2006 a request for a class action claim was filed against an associated company Hogla-Kimberly Ltd in the amount of NIS 43 million for reducing the quantity of papers in the toilet paper “Kleeneks premium” Packages.

In January, 2007 a request for a class action claim was filed against the Company in the amount of NIS 28 million for reducing the number of Wet Wipes in the ” Titulim premium wet wipes” Packages.

In regards to the class action claims mentioned above, based on the associated company’s legal counsels’ opinion, at this stage, the company is unable to estimate the result of these class action claims but, Hogla-Kimberly has good defense prospects and therefore Hogla Kimberly did not include in its financial statements any provisions for these claims.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

		Weighted average interest rate	December 31
		at December 31, 2006	2006	2005
			NIS in thousands
a.	Receivables:
	1) Trade:
	Open accounts		152,944	136,792
	Checks collectible		15,106	13,617

			168,050	150,409

	The item is:
	Net of allowance for doubtful		16,791	16,914

	Includes associated companies		36,967	31,504

	2) Other:
	Employees and employee institutions		2,451	3,155
	Associated companies - current debt		72,467	84,096
	Prepaid expenses		3,732	4,041
	Advances to suppliers		2,617	3,235
	Deferred income taxes, see note 7f		7,856	7,106
	Proceeds from sale of land in (see note 10i)		51,936
	Sundry		5,625	4,491

			146,684	106,124

b.	Inventories:

	For industrial activities:
	Finished goods		16,998	16,578
	Raw materials and supplies		7,884	9,356

			24,882	25,934
	For commercial activities - purchased products		14,348	15,683

			39,230	41,617
	Maintenance and spare parts *		22,879	22,382

			62,109	63,999

	*Including inventories for the use of associated companies.
c.	Credit from banks:

	Unlinked	5.7%	203,003	93,171

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Accounts payable and accruals — other:

		December 31
		2006	2005
		NIS in thousands
1)	Trade:
	Open accounts	91,932	84,727
	Checks payable	4,341	5,785

		96,273	90,512

2)	Other:
	Payroll and related expenses	42,553	44,587
	Institutions in respect of employees	15,775	11,855
	Income tax authority	19,824	15,655
	Customs and value added tax authorities	8,814	142
	Accrued interest	2,104	1,209
	Accrued expenses	14,100	9,201
	Sundry	529	2,758

		103,699	85,407

Statements of income:

		2006	2005	2004
		NIS in thousands
e.	Sales - net (1):

	Industrial operations (2)	404,030	364,539	363,489
	Commercial operations	126,079	117,922	119,365

		530,109	482,461	482,854

	(1) Including sales to associated companies	149,173	115,262	121,987

	(2) Including sales to export	47,886	43,356	42,232

f.	Cost of sales:
	Industrial operations:
	Materials consumed	85,617	80,740	83,533
	Payroll and related expenses	104,880	96,370	92,566
	Depreciation	27,886	27,396	24,537
	Other manufacturing costs	106,387	94,517	81,893
	Decrease (increase) in inventory of
	finished goods	(420)	(4,894)	3,135

		324,350	294,129	285,664
	Commercial operations - cost of products sold	94,375	89,050	90,240

		418,725	383,179	375,904

	Including purchases from associated
	companies	39,900	37,747	26,646

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		2006	2005	2004
		NIS in thousands
g.	Selling, marketing, administrative and
	general expenses:
	Selling and marketing:
	Payroll and related expenses	13,954	13,641	14,311
	Packaging, transport and shipping	9,243	7,866	6,458
	Commissions	2,121	2,699	2,467
	Depreciation	1,331	1,145	1,159
	Other	4,717	5,131	6,200

		31,366	30,482	30,595

	Administrative and general:
	Payroll and related expenses	43,407	39,727	36,649
	Office supplies, rent and maintenance	1,593	1,241	1,521
	Professional fees	1,167	991	1,029
	Depreciation	3,128	2,903	2,776
	Doubtful accounts and bad debts	(122)	840	3,102
	Other	7,022	*4,201	*1,227

		56,195	49,903	46,304

	Less - rent and participation from
	associated companies	26,678	24,441	24,387

		29,517	25,462	21,917

h.	Financial expenses - net*:

	Expenses:
	In respect of long-term loans	1,196		26
	In respect of notes - including amortization of deferred
	charges and net of related hedges	17,013	16,516	15,188
	In respect of increase in value of operating monetary balance-net	4,771
	In respect of short-term balances	11,590	3,559	6,547

		34,570	20,075	21,761

	Income:
	In respect of long-term loans	579	*385	*314
	In respect of increase in value of operating monetary balances		3,294	1,901
	In respect of short-term balances	2,880	*3,906	*6,428

		3,459	7,585	8,643

		(31,111)	(12,490)	(13,118)

**	Including financial income (expenses) in respect of loans to associated companies	2,280	*3,401	721

*	Reclassified

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 — SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

i.	Other income

	2006	2005	2004
	NIS in thousands
Proceeds from sale of land	*40,641	874
Capital gain from sale of fixed assets	317		(508)
Gains (losses) from sale of the operation in Switzerland	(3,653)	3,570

	37,305	4,444	(508)

*On December 31, 2006, the Company sold a land estate. As a result of this sale, the Company recorded a capital gain in the amount of approximately NIS 28.5 million, net of tax, betterment levy, and expenses related to the sale. The proceeds of the sale, in the amount of NIS 43 million, were deposited on December 31, 2006 with a trustee in order to secure the liabilities of the Company. At the beginning of January 2007, the balance in the amount of approximately NIS 30 million was received, and in during the course of February this balance was transferred from the trustee to the Company.

NOTE 11 — NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (The data for the years 2005 and 2004 are after retroactive application of the provisions of Accounting Standard No. 21 of the IASB, see note 1r):

	Net income Year ended December 31
	2006	2005	2004
	NIS in thousands
Net income for the period, as reported in the
income statements, used in computation of
basic net income per share	13,330	45,715	62,732

Total net income for the purpose of computing
diluted income per share	13,330	45,715	62,732

	Number of shares Year ended December 31
	2006	2005	2004
Weighted average number of shares used for
computing the basic income per share
Adjustment in respect of incremental shares arising	4,025,181	3,999,867	3,978,936
from exercise of warrants	33,429	28,240	82,735

Weighted average number of shares used for
computing the diluted income per share	4,058,610	4,028,107	4,061,671

The number of shares used in the computation of net income per share reflects the weighted average number of shares issued during the year.

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

In December 2005, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 230 million against increases in the CPI, following the termination of the 2004 transaction that was finalized.

In December 2006, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2007, the Company entered into forward transactions for a period of one year , in order to hedge an amount of NIS 120 million against increases in the CPI, following the termination of the aforementioned transaction.

b.	Credit risks

The Company and its subsidiaries’ cash and cash equivalents as of December 31, 2006 and 2005 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

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

c.	Exchange rate risks

Approximately half of the Company’s sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency on linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

The Company has trade receivables balances linked to the US dollar – see note 8(a).

d.	Fair value of financial instruments

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value:

	Carrying Amount	Fair Value
Financial assets	December 31, 2006 NIS in thousands
Long term loans and capital note	63,704	62,005

Financial Liabilities
Notes - series 1*	20,522	20,183
Notes - series 2*	206,627	211,284
Other liability*	32,770	31,210

	259,919	262,677

* The above carrying amounts are based on the computation of the present value of cash flows at interest rates applicable to similar characterized loans (in 2006 – 5%).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 — INTERESTED PARTIES — TRANSACTIONS AND BALANCES:

a.	Transactions:

1)	Income (expenses):

	2006	2005	2004
	NIS in thousands
Sales	47,803	46,396	45,278

Costs and expenses	(20,175)	(13,997)	(9,247)

Financial expenses	(2,191)	(1,731)	(1,688)

The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company’s principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

2)	Benefits to interested parties:

	2006	2005	2004
Payroll to interested parties employed
by the Company - NIS in thousands	*8,094	*5,181	*3,300

Number of people to whom the benefits relate	2	2	2

Remuneration of directors who are not
employed by the Company -
NIS in thousands	504	485	528

Number of people to whom
the benefits relate	11	12	13

*	In 2006 includes the payroll of CEO and of the former Chairman of the Board of Directors and, in addition a payment to the former chairman of the Board of directors as a result of exercise of a bonus according to a remuneration plan. In 2005 including the CEO and the former Chairman of the Board of Directors. 2005 includes a special bonus to the Chairman of the Board of Directors, in a sum of NIS 800,000, subject to the general meeting’s approval. In 2004 a CEO was in position only part of the year.

3)	At December 31, 2006, an interested party employed by the Company (the CEO) held 1,975 options under the 2001 plan for senior employees in the group (see note 6b(1)).

4)	As to the plan for the remuneration of the Company’s former chairman of the Board of Directors — see note 9e.

b.	Balances with interested parties:

	December 31
	2006	2005

Accounts receivable - commercial operations*	18,825	12,225

Accounts payables and accruals	4,930	4,401

Notes	38,871	30,697

*There were no significant changes in the balance during the year.

NOTE 14 — SEGMENT INFORMTION:

a.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions. Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 — SEGMENT INFORMATION (continued):

b.	Business segment data:

	Paper and recycling			Marketing of office supplies			T o t a l
	2006	2005	2004	2006	2005	2004	2006	2005	2004
	NIS in thousands
Sales - net(1)	408,045	368,884	367,391	122,064	113,577	115,463	530,109	482,461	482,854

Income (loss) from ordinary operations	50,359	44,218	59,004	142	(880)	(4,566)	50,501	43,338	54,438
Financial expenses, net							31,111	12,490	13,118
Other income							37,305	4,444	(508)

Income before taxes on income							56,695	35,292	40,812
Taxes on income							16,702	5,991	3,152

Income from operations of the Company and its subsidiaries							39,993	29,301	37,660
Share in profits of associated companies - net							(26,663)	16,414	25,072

Net income							13,330	45,715	62,732

Segment assets (at end of year)	574,319	536,965	494,194	56,663	57,377	56,707	630,982	594,342	550,901
Unallocated corporate assets (at end of year) (2)							542,305	561,416	610,975

Consolidated total assets (at end of year)							1,173,287	1,155,758	1,161,876

Segment liabilities (at end of year)	69,923	57,754	58,782	26,350	32,758	28,774	96,273	90,512	87,556
Unallocated corporate liabilities (at end of year)							646,172	541,862	499,007

Consolidated total liabilities (at end of year)							742,445	632,374	586,563

Depreciation and amortization	30,137	29,795	26,671	1,820	1,809	1,962	31,957	31,604	28,633

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

_________________

__________________________________

_________________

Schedule

Details of Subsidiaries and Associated CompaniesAt
December 31, 2006

Percentage of direct and indirect holding in shares conferring equity and voting rights
%
Main subsidiaries:
Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondy Business Paper Hadera Ltd.	49.90
Subsidiary of Mondy Business Paper Hadera Ltd.:
Mondy Business Paper Hadera Marketing Ltd.	49.90
Carmel Container Systems Limited	26.25
Frenkel C.D. Limited**	35.16
Barthelemi Holdings Ltd.	35.98
T.M.M. Integrated Recycling Industries Ltd.***	43.08

*	Not including dormant companies.

**	Frenkel C.D. Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 27.85%.

***	At the beginning of 2007 all the holding at T.M.M and Barthelmi were sold, from this date were desisted this companies as mentioned above to be an associated companies.

Item 19(a)(ii)

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Shareholders' Equity	4

Statements of Cash Flows	5-6

Notes to the Financial Statements	7-31

Deloitte.

Brightman Almagor
5 Ma'aleh Hashichrur St.
Haifa 33284
P.O.B. 5648
Haifa 31055
Israel

Tel: +972 (4) 860 7373
Fax: +972 (4) 867 2528
info-haifa@deloitte.co.il
www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Business Paper Hadera Ltd.

We have audited the accompanying balance sheets of **Mondi Business Paper Hadera Ltd.** ("the Company") as of December 31, 2006 and 2005, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2006 and 2005, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on consolidated basis - for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Brightman Almagor & Co
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 6, 2007

Audit . Tax . Consulting . Financial Advisory.

Member of
Deloitte Touche Tohmatsu

MONDI BUSINESS PAPER HADERA LTD.
BALANCE SHEETS
(Reported Amounts)
(NIS in thousands)

		Consolidated		Company
		As of December 31,		As of December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Current Assets
Cash and cash equivalents		15	-	-	-
Trade receivables	3	173,174	160,875	-	-
American Israeli Paper Mills
Group, net		-	-	243,559	231,715
Other receivables	4	6,610	10,872	7,850	14,813
Inventories	5	112,043	116,859	74,854	90,454

		291,842	288,606	326,263	336,982

Long-Term Investments
Investments in Subsidiaries	6	-	-	1,429	2,595

Fixed Assets	7
Cost		211,243	202,469	206,805	197,880
Less - accumulated depreciation		53,882	43,132	50,303	39,796

		157,361	159,337	156,502	158,084

Long -Term Assets
Goodwill	6B	3,177	3,177	-	-

		3,177	3,177	-	-

		452,380	451,120	484,194	497,661

Current Liabilities
Short term bank credit		96,740	85,887	96,740	85,871
Current maturities of long-term
bank loans	10	15,243	16,242	15,243	16,242
Capital notes to shareholders	11	6,337	18,412	6,337	18,412
Trade payables	8	108,007	102,984	72,458	75,367
American Israeli Paper Mills
Group, net		62,807	69,854	-	-
Subsidiaries		-	-	133,834	148,844
Other payables and accrued expenses	9	20,884	20,202	17,220	15,386

		310,018	313,581	341,832	360,122

Long-Term Liabilities
Long-term bank loans	10	33,869	21,807	33,869	21,807
Capital notes to shareholders	11	6,338	-	6,338	-
Deferred taxes	20	14,047	19,900	14,047	19,900
Accrued severance pay, net	12	46	51	46	51

		54,300	41,758	54,300	41,758

Commitments and Contingent Liabilities	13
Shareholders' Equity
Share capital	14	1	1	1	1
Premium		43,352	43,352	43,352	43,352
Retained earnings		44,709	52,428	44,709	52,428

		88,062	95,781	88,062	95,781

		452,380	451,120	484,194	497,661

/s/ D. Muhlgay	/s/ A. Solel	/s/ A. Brener

D. Muhlgay	A. Solel	A. Brener
Financial Director	Managing Director	Vice-Chairman of the Board of Directors

Approval date of the financial statements: February 6, 2007.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF OPERATIONS
(Reported amounts)
(NIS in thousands)

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Net sales	15	711,545	663,338	686,094	534,214	462,177	482,698

Cost of sales	16	659,845	609,752	605,738	501,080	420,558	416,504

Gross profit		51,700	53,586	80,356	33,134	41,619	66,194

Selling expenses	17	44,506	45,268	46,135	27,852	35,924	34,606

General and administrative expenses	18	9,245	7,301	7,803	6,788	6,702	6,442

Operating profit (loss)		(2,051)	1,017	26,418	(1,506)	(1,007)	25,146

Financing expenses, net	19	(6,854)	(12,868)	(8,438)	(6,540)	(11,533)	(7,643)

Other income, net		37	65	100	-	-	47

Income (loss) before income taxes		(8,868)	(11,786)	18,080	(8,046)	(12,540)	17,550

tax benefits (Income taxes)	20	1,149	8,380	(818)	1,493	8,470	(359)

Income (loss) after income taxes (tax benefits)		(7,719)	(3,406)	17,262	(6,553)	(4,070)	17,191

Equity in net earnings (losses) of Subsidiaries		-	-	-	(1,166)	664	71

Net income (loss) for the year		(7,719)	(3,406)	17,262	(7,719)	(3,406)	17,262

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Reported amounts)
(NIS in thousands)

	Share capital	Premium	Retained earnings	Total
Balance - January 1, 2004	1	43,352	38,572	81,925

Changes during 2004:

Net income for the year	-	-	17,262	17,262

Balance - December 31, 2004	1	43,352	55,834	99,187

Changes during 2005:

Loss for the year	-	-	(3,406)	(3,406)

Balance - December 31, 2005	1	43,352	52,428	95,781

Changes during 2006:

Loss for the year	-	-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352	44,709	88,062

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CASH FLOWS
(Reported amounts)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Cash flows - operating activities
Net income (loss) for the year	(7,719)	(3,406)	17,262	(7,719)	(3,406)	17,262
Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities
(Appendix A)	(2,667)	(29,625)	20,295	(2,698)	(28,359)	30,855

Net cash provided by (used in)
operating activities	(10,386)	(33,031)	37,557	(10,417)	(31,765)	48,117

Cash flows - investing activities
Acquisition of fixed assets	(8,414)	(51,323)	(16,235)	(8,414)	(51,323)	(16,235)
Proceeds from sale of fixed assets	189	248	197	189	184	93

Net cash used in investing
activities	(8,225)	(51,075)	(16,038)	(8,225)	(51,139)	(16,142)

Cash flows - financing activities
Short-term bank credit, net	10,853	87,004	-	10,869	86,990	-
Repayment of long-term bank loans	(16,002)	(13,702)	(15,265)	(16,002)	(13,702)	(15,265)
Proceeds of long-term bank loans	28,000	-	-	28,000	-	-
Repayment of long-term capital
notes to shareholders	(4,225)	-	(27,128)	(4,225)	-	(27,128)

Net cash provided by (used in)
financing activities	18,626	73,302	(42,393)	18,642	73,288	(42,393)

Increase (decrease) in cash and cash equivalents	15	(10,804)	(20,874)	-	(9,616)	(10,418)

Cash and cash equivalents - beginning of year	-	10,804	31,678	-	9,616	20,034

Cash and cash equivalents - end of year	15	-	10,804	-	-	9,616

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(Reported amounts)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
A. Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities

Income and expenses items
not involving cash flows:

Equity in net losses (earnings) of
Subsidiaries	-	-	-	1,166	(664)	(71)
Depreciation and amortization	10,907	10,722	9,118	10,513	9,617	7,885
Deferred taxes, net	(1,330)	(8,470)	823	(1,501)	(8,470)	359
Decrease in liability for severance
pay, net	(5)	(36)	(58)	(5)	(36)	(58)
Capital gain
from sale of fixed assets	(37)	(65)	(100)	(37)	-	(47)
Effect of exchange rate and linkage
differences of long-term bank
loans and long-term loan to
Subsidiary	(935)	(738)	(195)	(935)	(739)	(195)
Effect of exchange rate
differences of long-term
capital notes to shareholders	(1,512)	1,179	571	(1,512)	1,179	571

Changes in assets and liabilities:

Increase in trade receivables	(12,299)	(3,060)	(10,067)	-	-	-
Decrease (increase)
in other receivables	(261)	(345)	(932)	2,611	(3,165)	574
Decrease (increase)
in inventories	4,816	(26,468)	(1,160)	15,600	(30,153)	2,349
Increase (decrease) in trade
payables	4,354	(4,235)	(220)	(3,578)	8,907	9,721
Increase (decrease) in
American Israeli Paper Mills
Group, net	(7,047)	4,821	16,247	(11,844)	49,685	(39,448)
Increase (decrease) in Subsidiaries	-	-	-	(15,010)	(53,426)	48,966
Increase (decrease) in other
payables and accrued expenses	682	(2,930)	6,268	(1,834)	(1,094)	249

	(2,667)	(29,625)	20,295	(2,698)	(28,359)	30,855

B. Non-cash activities
Acquisition of fixed
assets on credit	669	3,342	784	669	3,342	784

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 –	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Business Paper Hadera Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holdings BV. (“NHBV” or the “Parent Company”) (50.1%) and American-Israeli Paper Mills Ltd. (“AIPM”) (49.9%).

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	—	Mondi Business Paper Hadera Ltd.

The Group	—	the Company and its Subsidiaries, a list of which is presented in Note 6C.

Subsidiaries	—	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	—	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	—	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	—	as defined in the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	—	New Israeli Shekel.

CPI	—	the Israeli consumer price index.

Dollar	—	the U.S. dollar.

Euro	—	the United European currency.

Reported Amount	—	see Note 2A(1) below.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 –	DESCRIPTION OF BUSINESS AND GENERAL (cont.)

C.	Use of Estimates

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

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee

A.	Cessation of Financial Statement Adjustment and Change toReporting in Reported Amounts — Standard No. 12

(1)	Definitions

Adjusted Amount —historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount — Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

(2)	General

In January 2004, Israeli Accounting Standard No. 12 “Cessation of Financial Statements Adjustment” came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group’s financial statements are prepared and presented in Reported Amounts.

Comparative figures included in these financial statements relating to the year ended December 31, 2003, are presented in Adjusted Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Cessation of Financial Statement Adjustment and Change toReporting in Reported Amounts —Standard No. 12 (cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amaunts

a.	Balance Sheet Items

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

Investments in Subsidiaries are presented based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

b.	Statement of Operations Items

Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

The Company’s share in the results of Subsidiaries is determined based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of all Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries have been fully eliminated. The unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date is goodwill, which has been depreciated by December 31, 2005 over about 4 years.

See note H below for the accounting for goodwill as of January 1, 2006.

C.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

D.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, on management’s estimation, is uncertain.

E.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit.

F.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method. For amortization of goodwill included in an investment in a Subsidiary, see H below.

G.	Fixed Assets

Fixed assets are presented at cost, including interest and other capitalizable costs (capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation), less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Leasehold improvements	10
Machinery and equipment	5-20 (mainly 5%)
Motor vehicles	15-20
Office furniture and equipment	7-33

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

G.	Fixed Assets (cont.)

Impairment of Long-Lived Assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to the Israeli Accounting Standards Board’s Standard No. 15, “Impairment of Assets”, an asset’s recoverable value is the higher of the asset’s net selling price and the asset’s value in use, the latter being equal to the asset’s discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

H.	Other Assets-Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”). By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over periods of 10 years.

As of January 1, 2006 the Company applies the Standard.

In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

In case of a realization of an investment in a subsidiary the goodwill will be taken into consideration in determining the profit or loss from the realization.

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

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

K.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group’s fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to Group’s purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. Management’s estimate of meeting the targets is based, inter-alia, on historical experience, Group’s relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

L.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	CPI "in respect of" (in points)
December 31, 2006	4.225	184.87
December 31, 2005	4.603	185.05
December 31, 2004	4.308	180.74

Increase (decrease)
during the year ended:	%	%

December 31, 2006	(8.2)	-
December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2

(3)	Exchange-rate differences are charged to operations as incurred.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

The Company is currently examining this new standard, including the election between the cost and the revaluation methods; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place. This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

Management believes that the standard will not affect the Company’s financial position, results of operations and cash flows.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Fixed Asset”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (“Fixed Assets”), which establishes the accounting treatment of fixed assets, including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

The standard states that a fixed-asset item will be measured at the initial recognition date based cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses incurred in reconstructing the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

The standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial essence or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal book value.

Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that Company.

Cost method – an item will be presented at net book value, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire Company and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Fixed Asset” (cont.)

Any fixed asset with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset’s estimated book value and its cost as a revaluation reserve at that time.
An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:
1.	Measure the liability on January 1, 2007 in conformity with generally accepted accounting principles;
2.	Compute the amount that would have been included in the cost of the relevant asset, when the liability was initially created, by capitalizing the amount of the liability, as noted in item 1 above at the time when that liability was initially created (“the Capitalized Amount”);
3.	Compute the Capitalized Amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time;
4.	The difference between the amount to be allocated to the asset, in accordance with items 2 and 3 above and the amount of the liability, based on item 1 above, will be allocated to retained earnings.

The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations. In January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard no.27 to allow, at transition, the alternatives allowed under IFRS 1 regarding fixed assets.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Recent Accounting Standards (cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 3 –	TRADE RECEIVABLES

	Consolidated
	As of December 31,
	2 0 0 6	2 0 0 5
Domestic
Open accounts	137,585	117,150
Checks receivable	26,575	29,538

	164,160	146,688

Foreign
Open accounts	4,680	4,311
Related parties	7,188	12,135

	11,868	16,446

	176,028	163,134
Less - allowance for doubtful accounts	(2,854)	(2,259)

	173,174	160,875

NOTE 4 –	OTHER RECEIVABLES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Deferred taxes (Note 20D)	2,376	6,899	1,524	5,876
Prepaid expenses	952	527	739	2,161
Advances to suppliers	1,861	2,642	1,300	2,640
Value Added Tax	-	-	3,913	4,065
Income tax advances, net	138	207	10	-
Others	1,283	597	364	71

	6,610	10,872	7,850	14,813

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 5 –	INVENTORIES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Raw and auxiliary materials	33,630	38,134	33,630	38,134
Finished products and goods in process (*)	78,413	78,725	41,224	52,320

	112,043	116,859	74,854	90,454

(*) Includes products in transit	4,440	857	-	-

The inventories are presented net of
impairment provision	540	715	518	418

NOTE 6 –	INVESTMENTS IN SUBSIDIARIES

Company
As of December 31,
2 0 0 6	2 0 0 5

A.	Composition

Cost of shares	4,338	4,338
Accumulated losses since acquisition, net	(2,909)	(1,743)

	1,429	2,595

Consolidated
As of December 31,
2 0 0 6	2 0 0 5

B.	Goodwill

Cost	6,232	6,232
Less - accumulated amortization	3,055	3,055

	3,177	3,177

C.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2006, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 6
%
Mondi Business Paper Hadera Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 7 –	FIXED ASSETS

	Leasehold improvements	Machinery and equipment	Motor vehicles	Office Furniture, Computers and equipment	Total
Consolidated

Cost:
Balance - January 1, 2006	3,724	193,133	2,482	3,130	202,469
Changes during 2006:
Additions	-	8,062	776	245	9,083
Dispositions	-	(158)	(151)	-	(309)

Balance - December 31, 2006	3,724	201,037	3,107	3,375	211,243

Accumulated depreciation:
Balance - January 1, 2006	2,204	37,472	1,557	1,899	43,132
Changes during 2006:
Additions	389	9,819	306	393	10,907
Dispositions	-	(6)	(151)	-	(157)

Balance - December 31, 2006	2,593	47,285	1,712	2,292	53,882

Net book value:
December 31, 2006	1,131	153,752	1,395	1,083	157,361

December 31, 2005	1,520	155,661	925	1,231	159,337

Company

Cost:
Balance - January 1, 2006	2,651	191,840	1,223	2,166	197,880
Changes during 2006:
Additions	-	8,062	776	245	9,083
Dispositions	-	(158)	-	-	(158)

Balance - December 31, 2006	2,651	199,744	1,999	2,411	206,805

Accumulated depreciation:
Balance - January 1, 2006	1,570	36,558	373	1,295	39,796
Changes during 2006:
Additions	265	9,716	211	321	10,513
Dispositions	-	(6)	-	-	(6)

Balance - December 31, 2006	1,835	46,268	584	1,616	50,303

Net book value:
December 31, 2006	816	153,476	1,415	795	156,502

December 31, 2005	1,081	155,282	850	871	158,084

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 8 –	TRADE PAYABLES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
In Israeli currency	29,006	27,539	24,351	21,690
In foreign currency or linked thereto	79,001	75,445	48,107	53,677

	108,007	102,984	72,458	75,367

NOTE 9 –	OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Accrued payroll and
related expenses	12,719	13,772	12,719	13,772
Value Added Tax	1,559	1,030	-	-
Advances from customers	1,165	448	-	-
NHBV - Accrual for license fee	910	3,241	-	-
Interest payable	2,803	1,049	2,803	1,049
Other	1,728	662	1,698	565

	20,884	20,202	17,220	15,386

NOTE 10 –	LONG-TERM BANK LOANS

		Consolidated
	Interest	and Company
	rate	As of December 31,
	% (*)	2 0 0 6	2 0 0 5
A. Composition
In U.S. dollar (**)	6.67	7,627	21,221
In NIS indexed to the CPI	6.55	41,485	16,828

		49,112	38,049
Less - current maturities		15,243	16,242

		33,869	21,807

(*) Average interest rate as of December 31, 2006.

(**) As of December 31, 2006, NIS 6,360 thousand bear interest based on Libor plus + 0.5%-0.6%.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 10 –	LONG-TERM BANK LOANS (cont.)

Consolidated and Company
As of December 31,
2 0 0 6

B.	Maturities

First year - 2007	15,243
Second year - 2008	12,052
Third year - 2009	12,790
Fourth year - 2010	7,824
Fifth year - 2011	1,202

49,111

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2006, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 22.31%.

D.	As to a “negative pledge agreement” signed by the Company, see Note 13B.

E.	In 2004 and 2003, the Company and its Subsidiaries entered into an agreement for a bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 122,000 thousand. Under the terms of the agreement, the credit facility has no time limit. As of the balance sheet date, the Group utilized NIS 96,740 thousand of the credit facility.

NOTE 11 –	CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes.
As of December 31, 2006 the total capital notes amount is NIS 12,675 thousand. Management intends to repay NIS 6,337 thousand of the capital note balance during 2007.

NOTE 12 –	ACCRUED SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2006 reflects the severance pay liability in respect of temporary employees.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 13 –	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Group is obligated to pay license fees to a shareholder (see Note 21).

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2006 are as follows:

	Consolidated	Company
2007	4,510	3,380
2008	4,367	3,380
2009	3,380	3,380

	12,257	10,140

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2006 is NIS 161,094 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the course of its ongoing operations provides guarantees, the amount of which as of December, 31 2006 was NIS 23,603 thousand.

NOTE 14 –	SHARE CAPITAL

A.	As of December 31, 2006 and 2005, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized — 38,000 shares; issued and paid up — 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 15 –	NET SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Industrial operations	534,214	460,383	471,190	534,214	462,177	482,698
Commercial operations	177,331	202,955	214,904	-	-	-

	711,545	663,338	686,094	534,214	462,177	482,698

NOTE 16 –	COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Purchases (*)	165,168	187,618	188,013	-	-	-
Materials consumed	343,801	306,803	297,006	343,801	306,803	297,006
Salaries and related expenses	38,082	36,391	32,576	38,082	36,391	32,576
Subcontracting	6,464	5,898	5,066	6,464	5,898	5,066
Energy costs	63,013	54,883	45,991	63,013	54,883	45,991
Depreciation	10,510	9,607	7,896	10,116	9,607	7,896
Other manufacturing costs
and expenses (including rent)	28,884	29,939	31,124	28,660	29,093	30,336

	655,922	631,139	607,672	490,136	442,675	418,871
Change in finished goods ,
goods in process, and
products in transit (**)	3,923	(21,387)	(1,934)	10,944	(22,117)	(2,367)

	659,845	609,752	605,738	501,080	420,558	416,504

(*) The purchases of the Group are related principally to commercial operations.

(**) Change in raw and auxiliary materials are included in materials consumed.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 17 –	SELLING EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6		2 0 0 5		2 0 0 4
Salaries and related expenses	19,190	17,205	17,169	10,793	(*)	13,554	(*)	13,520
Packaging and shipping to customers	13,469	16,719	16,235	12,296		16,096		15,464
Maintenance and rent	8,494	8,237	7,973	3,421	(*)	4,747	(*)	4,315
Transportation expenses	1,995	1,360	1,256	1,119	(*)	1,066	(*)	895
Advertising	70	166	-	39	(*)	131		-
Commissions and license fees to a shareholder	961	1,164	2,912	-		-		-
Depreciation	327	417	552	184	(*)	330	(*)	412
Other	-	-	38	-		-		-

	44,506	45,268	46,135	27,852		35,924		34,606

(*)     Reclassified.

NOTE 18 –	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Salaries and related expenses	3,829	3,863	3,811	3,829	3,863	3,811
Office maintenance	209	169	187	-	-	-
Professional and management fees	1,792	2,060	2,217	1,353	1,537	1,555
Depreciation	70	74	47	70	74	40
Amortization of goodwill	-	623	623	-	-	-
Bad and doubtful debts	1,627	(840)	(311)	-	-	-
Other	1,718	1,352	1,229	1,536	1,228	1,036

	9,245	7,301	7,803	6,788	6,702	6,442

NOTE 19 –	FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Interest on long-term bank loans	5,803	2,486	2,573	5,803	4,935	2,573

Erosion of monetary assets and liabilities, net	(3,036)	5,630	2,070	(3,702)	4,883	1,293

Forward transaction	515	(1,497)	1,322	515	(1,497)	1,322

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20 –	INCOME TAXES (TAXES BENEFITS)

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
		2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
B.	Composition

	Current taxes	79	54	81	-	-	-
	Taxes in respect of prior years	102	36	(86)	8	-	-
	Deferred taxes (D. below)	(1,330)	(8,470)	823	(1,501)	(8,470)	359

		(1,149)	(8,380)	818	(1,493)	(8,470)	359

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Income (loss) before income taxes	(8,868)	(11,786)	18,080	(8,045)	(12,540)	17,550

Statutory tax rate	31%	34%	35%	31%	34%	35%
Tax computed by statutory tax rate	(2,727)	(4,007)	6,328	(2,494)	(4,264)	6,143

Tax increments (savings) due to:
Non-deductible expenses	16	212	211	4	-	-
Non-taxable income	(78)	(22)	(40)	-	-	(21)
Reduction in corporate tax rates - (E. below)	-	(3,888)	(4,397)	-	(3,962)	(4,479)
Differences arising from basis of measurement	1,538	(711)	(1,198)	989	(244)	(1,284)
Prior years income taxes	102	36	(86)	8	-	-

	(1,149)	(8,380)	818	(1,493)	(8,470)	359

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20 –	INCOME TAXES (TAXES BENEFITS) (cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4

Balance as of beginning year	(13,001)	(21,471)	(20,648)	(14,024)	(22,494)	(22,135)
Changes during the year	1,330	4,582	(5,220)	1,501	4,508	(4,838)
Adjustment due to change in income tax rates	-	3,888	4,397	-	3,962	4,479

Balance as of end of year	(11,671)	(13,001)	(21,471)	(12,523)	(14,024)	(22,494)

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Deferred taxes are presented in the
balance sheets as follows:

Other receivables and prepayments (Note 4):

Allowance for doubtful accounts	852	700	-	-
Vacation and recreation pay	1,524	1,589	1,524	1,589
Carry forward tax losses	-	4,609	-	4,287

	2,376	6,899	1,524	5,876

Long-term liabilities:
Depreciable fixed assets	(25,401)	(23,596)	(25,401)	(23,596)
Accrued severance pay, net	11	13	11	13
Less- Carry forward tax losses	11,343	3,683	11,343	3,683

	(14,047)	(19,900)	(14,047)	(19,900)

	(11,671)	(13,001)	(12,523)	(14,024)

For 2005-2006 - Deferred taxes were computed at rates between 31%-25%, primarily - 25%.

Deferred taxes are recognized in respect of all carry forward losses of the Group, see F.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20 –	INCOME TAXES (TAXES BENEFITS) (cont.)

E.	Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. The effect of this amendment on the Group’s deferred income tax provisions is reflected by an increase of NIS 3,888 thousand in income tax benefit for the year ended December 31, 2005.

F.	Carryforward tax losses of the Group and the Company are NIS 51,044 thousand and NIS 50,271 thousand as of December 31, 2006, respectively.

G.	The Company and its Subsidiaries have tax assessments that are final through the 2002 tax year.

NOTE 21 –	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties and Subsidiaries

	Consolidated		Company
	As of December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Trade receivables - AIPM	-	-	102,609	227,368

Trade receivables - related parties	7,188	12,135	-	-

Trade payables - AIPM	62,807	69,854	-	-

Trade payables - related parties	4,714	4,032	133,834	150,862

Other payables and accrued expenses - AIPM	2,402	2,406	2,208	2,406

Other payables and accrued expenses -
related parties	910	3,241	-	-

Capital notes to shareholders	12,675	18,412	12,675	18,412

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 21 –	RELATED PARTIES AND INTERESTED PARTIES (cont.)

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Sales to related parties	96,520	103,196	165,596	-	-	-

Sales to Subsidiaries	-	-	-	534,214	462,177	482,698

Cost of sales	106,679	106,076	106,546	9,148	77,930	78,400

Selling expenses, net
(Participation in selling expenses, net)	4,413	5,969	9,875	(8,564)	(450)	1,796

General and administrative expenses	1,234	1,750	1,837	935	1,447	1,480

Financing expenses (income), net	2,361	2,406	1,939	2,361	1,845	2,268

C.	(1)	The Company leases its premises from AIPM and receives services (including electricity, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group is obligated to pay commissions and license fees to NAG.

NOTE 22 –	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

The Group’s revenue derives from a large number of customers mainly in Israel and in Europe. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

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

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23 –	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company
	As of December 31,
	2 0 0 6	2 0 0 5
Current Assets
American Israeli Paper Mills Group, net	243,559	231,715
Other receivables	16,334	14,869
Inventories	74,854	90,454

	334,747	337,038

Long-Term Investments
Investments in Subsidiaries	146	1,312

Fixed Assets, net	153,900	155,315

Long -Term Assets
Deferred Taxes	-	2,555

	488,793	496,220

Current Liabilities
Short term bank credit	96,740	85,871
Current maturities of long-term bank loans	15,243	16,242
Capital notes to shareholders	6,337	18,412
Trade payables	72,458	75,367
Subsidiaries	133,834	148,844
Other payables and accrued expenses	17,220	15,386

	341,832	360,122

Long term liabilities
Long-term bank loans	33,869	21,807
Capital notes to shareholders	6,338	-
Accrued severance pay, net	46	51

	40,253	21,858

Shareholders' Equity	106,708	114,240

	488,793	496,220

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23 –	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

B.	Statement of Operations

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
Net sales	534,214	462,177	482,698
Cost of sales	500,916	420,394	417,831

Gross profit	33,298	41,783	64,867

Selling expenses	27,766	35,904	34,598
General and administrative expenses	6,851	6,698	6,444

Operating profit (loss)	(1,319)	(819)	23,825

Financing (expenses) income, net	(6,539)	(11,533)	(7,143)
Other income, net	-	-	48

Income (loss) before income tax benefits	(7,858)	(12,352)	16,730

Income tax benefits	1,492	8,470	-

Income (loss) after income tax benefits	(6,366)	(3,882)	16,730

Equity in net earnings (losses) of Subsidiaries	(1,166)	664	272

Net income (loss) for the year	(7,532)	(3,218)	17,002

C.	Statements of Changes in Shareholders' Equity

	Share Capital	Premium	Retained earnings	Total
Balance - January 1, 2004	1	41,125	59,330	100,456
Changes during 2004:
Net income for the year	-	-	17,002	17,002

Balance - December 31, 2004	1	41,125	76,332	117,458
Changes during 2005:
Loss for the year	-	-	(3,218)	(3,218)

Balance - December 31, 2005	1	41,125	73,114	114,240
Changes during 2006:
Loss for the year	-	-	(7,532)	(7,532)

Balance - December 31, 2006	1	41,125	65,582	106,708

Item 19(a)(iii)

HOGLA-KIMBERLY LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006

HOGLA-KIMBERLY LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Balance Sheets	2
Statements of Operations	3
Statements of Changes in Shareholders' Equity	4
Statements of Cash Flows	5-6
Notes to the Financial Statements	7-36

06/28/2007 00:57 97246339740 AIPM PAGE 02
2007 15:21 FAX 972+8+8772891

Deloitte.

Brightman Almagor
5 Ma'aleh Hashichrur St.
Haifa 33284
P.O.B. 5648
Haifa 31055
Israel

Tel: +972 (4) 860 7373
Fax: +972 (4) 867 2528
info-haifa@deloitte.co.il
www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla – Kimberly Ltd.

We have audited the accompanying balance sheets of Hogla - Kimberly Ltd. ("the Company") as of December 31, 2006 and 2005, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2006 and 2005, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on consolidated basis - for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
March 1, 2007

Audit. Tax. Consulting. Financial Advisory.

Member of
Deloitte Touche Tohmatsu

- 1 -

HOGLA-KIMBERLY LTD.
BALANCE SHEETS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated		Company
		December 31,		December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
Current Assets
Cash and cash equivalents	3	7,190	35,551	1,358	25,831
Trade receivables	4	263,126	257,899	108,281	120,427
Other receivables	5	53,746	59,805	23,783	14,196
Inventories	6	177,862	148,077	93,867	76,840

		501,924	501,332	227,289	237,294

Long-Term Investments
Capital note of shareholder	7	32,770	32,770	32,770	32,770
Investments in Subsidiaries	8	-	-	166,276	286,133

		32,770	32,770	199,046	318,903

Fixed Assets	9
Cost		547,386	542,377	443,923	419,215
Less - accumulated depreciation		253,245	235,144	208,071	179,400

		294,141	307,233	235,852	239,815

Other Assets
Goodwill	8B	22,338	24,737	-	-
Deferred taxes	21	30,788	26,559	-	-

		53,126	51,296	-	-

		881,961	892,631	662,187	796,012

Current Liabilities
Short-term bank credit		152,856	66,559	43,800	-
Current maturities of long-term bank loans	12	-	20,714	-	-
Trade payables	10	204,936	215,772	121,121	303,710
Other payables and accrued expenses	11	58,040	51,920	32,780	16,115

		415,832	354,965	197,701	319,825

Long-Term Liabilities
Deferred taxes	21	35,364	38,566	33,721	36,003

Commitments and Contingent Liabilities	14

Minority Interest		-	58,916	-	-

Shareholders' Equity
Share capital	15	29,638	29,038	29,638	29,038
Capital reserves		230,153	180,414	230,153	180,414
Translation adjustments relating to
foreign held autonomous Subsidiary		(14,393)	618	(14,393)	618
Accumulated other comprehensive income		(76)	-	(76)	-
Retained earnings		185,443	230,114	185,443	230,114

		430,765	440,184	430,765	440,184

		881,961	892,631	662,187	796,012

/s/ T. Davis	/s/ O. Argov	/s/ A. Shor

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the financial statements: March 1, 2007.

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF OPERATIONS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
	Note	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Net sales	16	1,254,908	1,145,981	995,569	617,544	540,002	479,320
Cost of sales	17	883,908	820,715	719,982	496,986	452,694	393,903

Gross profit		371,000	325,266	275,587	120,558	87,308	85,417
Selling and marketing expenses	18	269,223	202,683	193,701	15,531	13,708	15,286
General and
administrative expenses	19	57,906	56,283	41,029	6,110	5,040	4,985

Operating profit		43,871	66,300	40,857	98,917	68,560	65,146
Financing income
(expenses), net	20	(25,627)	752	(1,490)	2,811	34	(4,536)
Other income, net		774	176	903	632	153	205

Income before income taxes		19,018	67,228	40,270	102,360	68,747	60,815

Income taxes	21	(35,903)	(19,527)	(10,244)	(33,733)	(18,895)	(17,627)

Income after income taxes		(16,885)	47,701	30,026	68,627	49,852	43,188
Equity in losses of Subsidiaries		-	-	-	(79,298)	(6,576)	(16,260)
Minority interest in losses
(earnings) of Subsidiary		6,214	(4,425)	(3,098)	-	-	-

Net income (loss) for
the year		(10,671)	43,276	26,928	(10,671)	43,276	26,928

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(REPORTED AMOUNTS)
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulate other comprehensive income	Retained earnings	Total
Balance - January 1, 2004	28,788	156,799	-	-	227,394	412,981
Changes during 2004:
Distribution of bonus shares	250	23,615	-	-	(23,865)	-
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(3,377)	-	-	(3,377)
Net income for the year	-	-	-	-	26,928	26,928

Balance - December 31, 2004	29,038	180,414	(3,377)	-	230,457	436,532
Changes during 2005:
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Dividend paid	-	-	-	-	(43,619)	(43,619)
Net income for the year	-	-	-	-	43,276	43,276

Balance - December 31, 2005	29,038	180,414	618	-	230,114	440,184

Changes during 2006:
Shares issued	600	49,739	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(15,011)	-	-	(15,011)
Movement in capital reserve
of hedging transactions, net	-	-	-	(76)	-	(76)
Dividend paid	-	-	-	-	(34,000)	(34,000)
Loss for the year	-	-	-	-	(10,671)	(10,671)

Balance - December 31, 2006	29,638	230,153	(14,393)	(76)	185,443	430,765

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
Cash flows - operating activities
Net income	(10,671)	43,276	26,928	(10,671)	43,276	26,928
Adjustments to reconcile net income to
net cash provided by operating
activities (Appendix A)	(29,096)	(37,622)	30,683	94,802	44,953	60,934

Net cash provided by (used in)
operating activities	(39,767)	5,654	57,611	84,131	88,229	87,862

Cash flows - investing activities
Withdrawal of long-term bank deposit	-	73,648	8,138	-	-	8,138
Capital notes and loans to Subsidiary	-	-	-	(117,128)	(112,314)	-
Merger of subsidiaries	-	-	-	58	-	-
Acquisition of fixed assets	(26,822)	(44,634)	(25,191)	(1,409)	(16,335)	(17,490)
Proceeds from sale of fixed assets	150	293	1,827	75	153	649

Net cash provided by (used in)
investing activities	(26,672)	29,307	(15,226)	(118,404)	(128,496)	(8,703)

Cash flows - financing activities
Dividend paid	(34,000)	(43,619)	-	(34,000)	(43,619)	-
Long-term loans received	-	-	57,672	-	-	-
Repayment of long-term loans	(23,432)	(94,437)	(15,162)	-	-	-
Short-term bank credit	96,156	21,475	(1,087)	43,800	-	(1,087)

Net cash provided by
(used in) financing activities	38,724	(116,581)	41,423	9,800	(43,619)	(1,087)

Translation adjustments of cash
and cash equivalents of foreign
held autonomous Subsidiary	(646)	(193)	(3,784)	-	-	-

Increase (decrease) in cash and
cash equivalents	(28,361)	(81,813)	80,024	(24,473)	(83,886)	78,072
Cash and cash equivalents - beginning of year	35,551	117,364	37,340	25,831	109,717	31,645

Cash and cash equivalents - end of year	7,190	35,551	117,364	1,358	25,831	109,717

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
A. Adjustments to reconcile net income
to net cash provided by
operating activities
Income and expenses items
not involving cash flows:
Minority interest in earnings of
Subsidiary	(6,215)	4,424	3,098	-	-	-
Equity in losses of Subsidiaries	-	-	-	79,390	6,576	16,260
Depreciation and amortization	24,820	25,162	23,468	17,526	15,606	14,702
Deferred taxes, net	(12,408)	(12,740)	(5,011)	(1,560)	1,029	8,512
Gain from sale of fixed assets	37	(293)	(1,162)	16	(153)	(205)
Effect of exchange rate
differences, net	5,332	20	(1,901)	-	-	(258)
Changes in assets and liabilities:
Decrease (increase) in trade
receivables	(12,229)	(41,401)	15,763	478	1,733	1,799
Increase in other receivables	664	(18,974)	(20,938)	(11,079)	(380)	(6,211)
Increase in inventories	(37,114)	(2,357)	(46,919)	(12,211)	(5,655)	(12,646)
(Decrease) increase in trade payables	(8,468)	6,167	49,624	14,137	9,936	8,392
Net change in balances with
related parties	9,179	(10,515)	13,591	2,038	12,395	28,985
Increase in other payables and
accrued expenses	7,306	12,885	1,070	6,067	3,866	1,604

	(29,096)	(37,622)	30,683	94,802	44,953	60,934

B. Assets and liabilities of
mergered subsidiaries:
Working capital (other than cash
and cash equivalents)	-	-	-	200,174	-	-
Fixed assets	-	-	-	3,990	-	-
Investments	-	-	-	(192,929)	-	-
Other assets	-	-	-	-	-	-
Long-term liabilities	-	-	-	(771)	-	-
Short-term liabilities	-	-	-	(10,522)	-	-
C. Non-cash activities
Acquisition of fixed assets on credit	11,091	37,617	18,470	11,091	7,121	11,619

Shares issue to share holders
considering there share in the
merged subsidiaries	50,339	-	-	50,339	-	-

The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 1   —  GENERAL

A.	Description

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies (see Note 22).

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and American-Israeli Paper Mills Ltd. ("AIPM") (49.9%).

The financial statements of the Company are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	—	Hogla-Kimberly Ltd.

The Group	—	the Company and its Subsidiaries, a list of which is presented in Note 8D.

Subsidiaries	—	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	—	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	—	as defined by the Israeli Securities Regulations (Preparation of Financial Statements), 1993.

Controlling Shareholder	—	as defined by the Israeli Securities Regulations Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	—	New Israeli Shekel.

CPI	—	the Israeli consumer price index.

Dollar	—	the U.S. dollar.

Reported Amound	—	see Note 2A(1) below.

C.	Use of Estimates

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 20 (Revised) – “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee”.

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts — Standard No. 12

(1)	Definitions

Adjusted Amount —historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount — Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

(2)	General

In January 2004, Israeli Accounting Standard No. 12 “Cessation of Financial Statements Adjustment” came into effect. Following the initial implementation of Standard No. 12, commencing January 1, 2004, the Group ceased the presentation of its financial statements based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. dollar in relation to the NIS. Effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the years ended December 31, 2004 and 2005, the Group’s financial statements are prepared and presented in Reported Amounts.

Comparative figures included in these financial statements relating to the year ended December 31, 2003, are presented in Adjusted Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 24.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts — Standard No. 12 (cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amounts

a.	Balance Sheet Items

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

Investments in Subsidiaries are presented based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

b.	Statement of Operations Items

Income and expenses reflecting transactions, and financial income and expenses, are presented at their nominal value.

Income and expenses deriving from non-monetary items (mainly depreciation, amortization and changes in inventory) were presented in a manner corresponding to the presentation of the related non-monetary balance sheet item, as illustrated above.

The Company’s share in the results of Subsidiaries is determined based on the financial statements of these companies prepared in accordance with the guidance of Standard No. 12.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

B.	Translation of Foreign Operations’ Financial Statements — Standard No. 13

In January 2004, Israeli Accounting Standard No. 13 “Effect of Changes in Foreign Exchange Rates” came into effect. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign entity, for inclusion in the financial statements of the reporting company. Standard No. 13 supersedes Clarifications No. 8 and 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which were nullified on the date on which Accounting Standard No. 12 came into effect, as described in A above.

Principles of Translation of financial Statements of Foreign Held Autonomous Subsidiary applicable for financial statements relating to reporting periods ended in December 31, 2006, 2005 and 2004

•	Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

•	Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

•	All differences resulting from the translation of the foreign entity’s financial statements by the method described above, are included in a separate component of shareholders’ equity as “Translation adjustments relating to foreign held autonomous Subsidiary”.

•	Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity’s assets. Accordingly, the goodwill associated with the Group’s investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

C.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of the Company and all its Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to fixed assets and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost deriving from the difference between the fair value of the subsidiary identifiable assets (including intangible assets) over the fair value of the subsidiary identifiable liabilities (after deferred taxes) at the acquisition date reflects goodwill, which is presented in the consolidated balance sheet as “other assets” and has been amortized by December 31, 2005 over about 6.5 years.
See note I below for the accounting for goodwill as of January 1, 2006.

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

See also Note 2P below with regards to standard No 26 “Inventory”.

G.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

H.	Fixed Assets

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

Impairment of Long-Lived Assets

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. According to Standard No. 15 of the Israeli Accounting Standards Board, “Impairment of Assets”, an asset’s recoverable value is the higher of the asset’s net selling price and the asset’s value in use, the latter being equal to the asset’s discounted expected cash flows. If applicable, an impairment charge is recorded at the amount in which the carrying amount of the asset exceeds its recoverable value.

See Note 2P below with regards to standard No. 27 “Fixed Asset”.

I.	Other Assets —Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”).

By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over periods of 15 years.

As of January 1, 2006 the Company applies the Standard.
In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

In case of a realization of an investment in a subsidiary the goodwill will be taken into consideration in determining the profit or loss from the realization.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

J.	Supplier Discounts

Ongoing discounts granted by suppliers, as well as year end discounts, in respect of which no commitments to meet given targets are required by the Group, are included in the financial statements upon the execution of purchases that grant the Group said discounts. Supplier discounts contingent upon the Group’s fulfillment of certain targets, such as meeting a minimal annual volume (in quantities or amount), or an increase in purchases over previous periods, are included in the financial statements in proportion to the Group’s purchases from suppliers during the reported period, which advance the Group towards the stated targets, only if it is expected that those targets will be reached and the discounts can reasonably be estimated. The estimate of meeting the targets is based, inter-alia, on historical experience, Group’s relationships established with the suppliers and the estimated volume of purchases during the remaining reported period.

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

Dividends proposed or declared subsequent to the balance-sheet date, but prior to the financial statements approval date, are presented as a separate component of shareholders’equity.

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Freestanding derivative financial instruments

The Company recognizes freestanding derivative financial instruments as either assets or liabilities in its balance sheets and measures those instruments at fair value. Accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. For a foreign exchange derivative instrument designated as a cash flow hedge, the effective portion of the derivative is initially reported as a component of shareholders’ equity as accumulated other comprehensive income subsequently recognized into earnings as the hedged item affects earnings. The ineffective portion of the derivative is recognized in earnings immediately. For derivative instruments that are not designated as cash flow hedges, changes in fair value are recognized in earnings according to changes in their fair value.

The Company formally documents all relationships between hedging instruments and hedged items and the risk management objective and strategy for each hedge transaction. At inception of the hedge and quarterly thereafter, the Company performs a correlation assessment to determine whether changes in the fair values or cash flows of the derivatives are deemed highly effective in offsetting changes in the fair values or cash flows of the hedged items. If at any time subsequent to the inception of the hedge, the correlation assessment indicates that the derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting and recognizes all subsequent derivative gains and losses in the results of operations.

O.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel that were prevailing at the balance sheet date.

(2)	Exchange-rate differences are charged to operations as incurred.

(3)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	CPI "in respect of" (in points)
December 31, 2006	4.225	1,412	184.87
December 31, 2005	4.603	1,351	185.05
December 31, 2004	4.308	1,352	180.74

Increase (decrease) during the year ended:	%	%	%
December 31, 2006	(8.21)	4.54	(0.097)
December 31, 2005	6.85	-	2.38
December 31, 2004	(1.62)	(2.9)	1.20

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

Management is currently examining this new standard, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

Application of Standard No. 26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

Management believes that the standard will not affect the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Fixed Asset”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (“Fixed Assets”), which establishes the accounting treatment of fixed assets, including recognition of assets, determination of their book value, related depreciation, losses from impairment as well as the disclosure required in the financial statements.

The standard states that a fixed-asset item will be measured at the initial recognition date based cost which includes, in addition to the purchase price, all the related costs incurred for bringing the item to the position enabling it to operate in the manner contemplated by management. The cost also includes the initial estimate of costs required to dismantle and remove the item, along with the expenses incurred in reconstructing the site on which the item had been placed and in respect of which the entity incurred that obligation when the item had been acquired or following its use over a given period of time not in the production of inventory during that period.

The standard also states that when acquiring assets in exchange for a non-monetary asset or a combination of monetary as well as non-monetary assets, the cost will be determined at fair value unless (a) the barter transaction has no commercial essence or (b) it is impossible to reliably measure the fair value of the asset received and the asset provided. Should the provided asset not be measured at fair value, its cost would equal book value.

Following the initial recognition, the standard permits the entity to implement in its accounting policy the measurement of the fixed assets by the cost method or by revaluation so long as this policy is implemented in regard to all the items in that Company.

Cost method – an item will be presented at net book value, less accumulated impairment losses.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2  —  SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Fixed Asset” (cont.)

Revaluation method – an item whose fair value can be measured reliably will be presented at its estimated amount, which equals its fair value at the revaluation date, net of depreciation accumulated subsequently and less accumulated impairment losses. Revaluations should take place on a current basis in order to ensure that book value does not materially differ from the fair value that would have been determined on the balance-sheet date. The revaluation of a single item calls for the revaluation of the entire Company and if the asset’s book value rises following this revaluation, this increase should be allocated directly to shareholders’ equity (“revaluation reserve”). Nevertheless, this increase will be recognized as an operating item up to the amount offsetting the decrease from that asset’s revaluation recognized previously as income or loss. Should book value decline following revaluation, this decline will be recognized as an operating item yet allocated directly to shareholders’ equity (“revaluation reserve”) up to the amount leaving any credit balance in that reserve in respect of that asset.

Any fixed asset with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

This new standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and implemented retroactively, except for the following:

An entity which chooses on January 1, 2007 the revaluation method will treat the difference between the asset’s estimated book value and its cost as a revaluation reserve at that time.

An entity which did not include in the cost of an item, upon initial recognition, the initial estimate of dismantling and removing costs along with site reconstruction costs will be required to:

1.	Measure the liability on January 1, 2007 in conformity with generally accepted accounting principles;
2.	Compute the amount that would have been included in the cost of the relevant asset, when the liability was initially created, by capitalizing the amount of the liability, as noted in item 1 above at the time when that liability was initially created (“the Capitalized Amount”);
3.	Compute the Capitalized Amount’s accumulated depreciation on January 1, 2007 on the basis of the asset’s useful life at that time;
4.	The difference between the amount to be allocated to the asset, in accordance with items 2 and 3 above and the amount of the liability, based on item 1 above, will be allocated to retained earnings.

The Company is currently examining this new standard; however, at this stage, it is unable to estimate the standard’s effect, if any, on its financial position, results of operations and cash flows.

In January 2007 the Israeli Accounting Standard Board published a proposal for accounting standard no. 28 that amends standard no.27 to allow, at transition, the alternatives allowed under IFRS 1 regarding fixed assets.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2   —   SIGNIFICANT ACCOUNTING POLICIES (cont.)

P.	Recent Accounting Standards (cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

Management intends to examine the effect of the transition to IFRS, yet at this stage, is unable to estimate the extent of such conversion on the Company’s financial position and results of operations.

Standard No. 29 allows for earlier application in a manner by which applicable entities may convert their financial statements published subsequent to July 31, 2006 to the IFRS. Management has not yet decided whether to early-adopt the IFRS.

NOTE 3  —  CASH AND CASH EQUIVALENTS

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
In NIS	464	1,086	335	20
In foreign currencies	6,726	34,465	1,023	25,811

	7,190	35,551	1,358	25,831

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 4  —  TRADE RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Domestic - Open accounts	174,509	184,952	1,286	34
- Checks receivable	34,312	36,077	4	35
- Related parties (*)	428	782	104,028	118,302

	209,249	221,811	105,318	118,371

Foreign - Open accounts	70,917	54,364	2,963	2,056
- Related parties	-	668	-	-

	70,917	55,032	2,963	2,056

	280,166	276,843	108,281	120,427
Less - allowance for doubtful accounts	17,040	18,944	-	-

	263,126	257,899	108,281	120,427

(*) Balances with Israeli related parties are linked to the CPI and bear 4% annual interest

The Company’s products are marketed principally by its Subsidiaries.

NOTE 5  —  OTHER RECEIVABLES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Deferred taxes (Note 21D)	6,641	8,207	1,343	1,493
Prepaid expenses	1,753	1,775	1,419	1,446
Advances to suppliers	5,583	7,549	-	-
Value Added Taxes	26,170	24,345	-	-
Income tax advances, net	10,471	16,230	-	10,906
Loans to employees	689	509	289	245
Related party	-	-	19,851	-
Other	2,439	1,190	881	106

	53,746	59,805	23,783	14,196

NOTE 6  —  INVENTORIES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Raw and auxiliary materials	84,798	71,426	53,824	39,453
Finished goods	70,043	57,741	18,622	19,499
Spare parts and other	23,021	18,910	21,421	17,888

	177,862	148,077	93,867	76,840

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 7  —  CAPITAL NOTE OF SHAREHOLDER

The capital note of AIPM, denominated in NIS, is not linked and does not bear interest. Repayment date will be mutually agreed upon.

NOTE 8  —  INVESTMENTS IN SUBSIDIARIES

	Company

	December 31,

	2 0 0 6	2 0 0 5

A. Composition	NIS in thousands

Cost of shares	972	972
Capital Injection	182,301	66,270
Equity in post-acquisition earnings, net	90,082	168,024
Merger of subsidiaries (see also E below)	(141,028)	-

Translation adjustments relating to
foreign held autonomous Subsidiary	(8,978)	665

	123,349	235,931

Capital notes (1)	48,689	50,248
Translation adjustments on loans and capital notes	(5,762)	(46)

	42,927	50,202

	166,276	286,133

(1) Non-interest capital notes, denominated in Turkish Lira, with all principle to be repaid in 2025. See also C below.

	Consolidated

	December 31,

	2 0 0 6	2 0 0 5

B. Goodwill (see Note 2C above)	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(3,671)	(1,272)

	41,256	43,655
Less - accumulated amortization	18,918	18,918

	22,338	24,737

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (“KCTR”) (formerly: Ovisan)

As of December 31, 2006 and 2005, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 122,379 and 4,358 thousand respectively (including goodwill – see above). In the recent years KCTR incurred significant losses from operations.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 8  —  INVESTMENTS IN SUBSIDIARIES (cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (“KCTR”) (formerly: Ovisan) (cont.)

In 2005 and 2006, the Company provided KCTR NIS 213.5 million for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2007. Such finance support may be granted to KCTR either by cash injection, long-term loans, or guaranteed if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2006, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2006
%

Hogla-Kimberly Marketing Ltd. ("Marketing")	100.0

Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret
A.S. ("KCTR")	100.0
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V	100.0
Subsidiary of H-K Overseas (Holland) B.V.:
Hogla-Kimberly Holding Anonim Sirketi (*)	100.0

*	The company is inactive.

E.	Supplemental Data

In July 2006, the Israeli Tax Authority approved the merger of Rakefet Marketing and trade services Ltd. (Rakefet) and Shikma Ltd. (Shikam) into the Company. According to the merger, the assets and liabilities of Shikma and Rakefet were merged into those of the Company on July 1. 2006, and the Company is in the process of issuing shares to its shareholders, KC and AIPM, in respect of their holdings in Rakefet.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 9  —  FIXED ASSETS

CONSOLIDATED	Buildings (1)	Leasehold improvements	Machinery And equipment	Motor vehicles	furniture and equipment	Total (2)
	NIS in thousands
Cost:
Balance - January 1, 2006	59,838	10,924	441,711	14,312	15,592	542,377
Changes during 2006:
Additions	496	694	15,450	409	1,367	18,416
Dispositions	-	-	(3,327)	(439)	-	(3,766)
Foreign currency
translation adjustments	(3,059)	(131)	(5,745)	(219)	(487)	(9,641)

Balance - December 31, 2006	57,275	11,487	448,089	14,063	16,472	547,386

Accumulated depreciation:
Balance - January 1, 2006	19,194	5,383	186,848	12,482	11,237	235,144
Changes during 2006:
Additions	1,178	769	20,846	1,025	1,056	24,874
Dispositions	-	-	(2,602)	(437)	(611)	(3,650)
Foreign currency
translation adjustments	(620)	(28)	(1,990)	(211)	(274)	(3,123)

Balance - December 31, 2006	19,752	6,124	203,102	12,859	11,408	253,245

Net book value:
December 31, 2006	37,523	5,363	244,987	1,204	5,064	294,141

December 31, 2005	40,644	5,541	254,863	1,830	4,355	307,233

COMPANY
Cost:
Balance - January 1, 2006	25,291	7,670	379,853	2,300	4,101	419,215
Changes during 2006:
Assets of subsidiaries at
merger:	1,058	-	16,051	-	311	17,420
Additions	33	486	8,690	356	25	9,590
Dispositions	-	-	(2,302)	-	-	(2,302)

Balance - December 31, 2006	26,382	8,156	402,292	2,656	4,437	443,923

Accumulated depreciation:
Balance - January 1, 2006	13,236	4,348	156,875	1,810	3,131	179,400
Changes during 2006:
Assets of subsidiaries at
merger:	957	-	12,248	-	226	13,431
Additions	549	153	16,123	394	307	17,526
Dispositions	-	-	(2,286)	-	-	(2,286)

Balance - December 31, 2006	14,742	4,501	182,960	2,204	3,664	208,071

Net book value:
December 31, 2006	11,640	3,655	219,332	452	773	235,852

December 31, 2005	12,055	3,322	222,978	490	970	239,815

(1)	Company – leasehold improvements of industrial buildings on lands leased by the Company from AIPM (until 2006). The lease agreements are renewed annually.

(2)	The majority of the Group’s fixed assets are located in Israel with the remaining located in Turkey.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 10  —  TRADE PAYABLES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
In Israeli currency:
Open accounts	95,810	114,140	38,755	51,292
Related parties	22,199	19,690	36,221	205,037
In foreign currency:
Open accounts	70,251	71,935	38,774	42,177
Related parties	16,676	10,007	7,381	5,204

	204,936	215,772	121,121	303,710

NOTE 11  —  OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands

Accrued income taxes,
net of advances	11,303	12,621	10,711	-
Accrued payroll and related
expenses	26,239	24,101	12,763	11,498
Value Added Tax	7,051	5,462	6,565	2,329
Advances from customers	318	1,099	-	-
Other	13,129	8,637	2,741	2,288

	58,040	51,920	32,780	16,115

NOTE 12  —  LONG-TERM BANK LOANS

	Interest rate	Consolidated December 31,
	%	2 0 0 6	2 0 0 5
Composition		NIS in thousands
In U.S. dollar	Libor +1.22-1.63	-	20,714
Less - current maturities		-	20,714

		-	-

NOTE 13  —  SEVERANCE PAY

Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14  —  COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder — see also Note 23B.

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2006 are as follows:

	Consolidated	Company
	NIS in thousands
2007	14,170	6,643
2008	7,535	669
2009	7,535	669
2010	7,535	669
2011 and thereafter	79,373	673

	116,148	10,031

B.	Guarantees

(1)	The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2006 amounted to NIS 109,056 thousand.

(2)	As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2006 amounted to NIS 1,091 thousand.

C.	Legal proceedings

(1)	The Company received in November, 2003 a claim and a petition that was filed in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of units of diapers in a package of its “Huggies Freedom” brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and defended itself against the action. In addition, a court hearing took place in which plaintiff’s and defendant’s witnesses were cross- examined, and plaintiff submitted its closing statement. Based on the opinion of the Company’s legal counsel for this matter, the Company’s management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognizing the petition as a class action, and it is probable that its defense will be accepted. Therefore, no provision was recorded in the financial statements in respect of this claim.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14  —  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

C.	Legal proceedings (cont.)

(2)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. The customer appealed and was denied again. Customer faild to pay legal fee, and therefore court erased his lawsuit. The customer appealed again. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

(3)	On August 23, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of diapers in the “Titulim Premium” brand Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 47 million. The Company rejects the claim and defended itself against the action. Based on the opinion of the Company’s legal counsel for this matter, the Company’s management is unable, at this stage, to estimate the possible outcome of the lawsuit. However, based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognized the petition as a class action, and it is probable that its defense will be accepted.

The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

(4)	On December 10, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Tissue paper in the “Kleenex Premium” Packages brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 43 million The Company rejects the request and acting to dismiss it. Based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognized the petition as a class action, and it is probable that its defense will be accepted. The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

(5)	On January 02, 2007 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Wet Wipes in the “Titulim premium wet wipes” Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 28 million. The Company rejects the request and acting to dismiss it. Based on the legal counsels’ opinion, the Company’s management estimates that the Company has good defense claims against recognized the petition as a class action, and it is probable that its defense will be accepted. The Company can not evaluate, at this early stage the exposure of the claim if any, and did not record a reserve.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14  —  COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

C.	Legal proceedings (cont.)

(6)	In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which is included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel’s biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company. The settlement is subject to various conditions, including reaching an understanding between the trustees and the Company about the exact amount Clubmarket is to pay the Company, and crystallizing certain material issues between the trustees and the Israeli Tax Authorities. Due to said uncertainties relating to the exact amounts to be paid, and based on the opinions of the Company’s legal advisors for this matter, management cannot estimate, at this stage, the exact payout of Clubmarket’s debt to the Company as a result of said settlement. The remaining net balance of Clubmarket as of December 31, 2006, that is in excess of the doubtful accounts provision recorded in the financial statements, is approximately NIS 1 million (excluding VAT).

NOTE 15  —  SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2006 and 2005:

	Number of Shares (*)
	Authorized	Issued and fully paid up
Ordinary Shares of NIS 1.00 par value	11,000,000	8,263,473

(*)	As of December 31, 2006 the Company has commenced a process of registering 600 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process (see also note 8E).

B.	In connection with the Company’s approved enterprise program, following the Company’s Board of Directors decision in September 2004, the Company’s issued its shareholders in 2004, 250,000 bonus shares with a premium of NIS 94.46 for each share.

C.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 16 —  NET SALES

		Consolidated
		Year ended December 31,
		2 0 06	2 0 0 5	2 0 0 4
		NIS in thousands
A.	Foreign sales (principally in Turkey)	211,637	173,966	96,128

B.	Sales to major customers	%	%	%
	(as percentage from total net sales)
	Customer A	13.6	10.7	11.0
	Customer B	11.0	9.8	9.9

NOTE 17  —  COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Purchases (*)	663,804	614,281	558,155	299,670	276,319	239,402
Salaries and related expenses	95,158	88,175	85,167	73,843	67,792	62,870
Manufacturing expenses	114,212	100,371	87,201	103,223	93,487	84,717
Depreciation	21,717	18,757	17,244	17,402	15,568	14,674

	894,891	821,584	747,767	494,138	453,166	401,663

Change in finished
goods inventory	(10,983)	(869)	(27,785)	2,848	(472)	(7,760)

	883,908	820,715	719,982	496,986	452,694	393,903

(*)	The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

NOTE 18  —  SELLING EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Salaries and related expenses	66,024	61,574	57,003	664	-	-
Maintenance and
transportation expenses	45,687	40,153	42,283	10,321	8,925	7,206
Advertising and sales promotion	80,189	49,375	59,264	68	2,577	6,373
Commissions to distributors	31,917	19,067	5,130	-	-	-
Royalties	25,864	23,703	21,318	4,053	2,157	1,679
Depreciation	2,534	3,022	3,687	106	38	28
Other	17,008	5,789	5,016	319	11	-

	269,223	202,683	193,701	15,531	13,708	15,286

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 19  —  GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Salaries and related expenses	28,457	19,927	15,837	2,458	2,699	2,387
Administrative and computer
services	10,234	9,189	10,150	2,354	1,417	1,640
Services provided by
Shareholder	1,177	1,194	1,188	284	199	238
Office maintenance	5,120	4,804	4,632	384	198	230
Depreciation	611	560	522	10	-	-
Goodwill amortization	-	3,030	2,832	-	-	-
Provision for doubtful accounts	1,865	10,327	2,144	173	-	-
Other	10,442	7,252	3,724	447	527	490

	57,906	56,283	41,029	6,110	5,040	4,985

NOTE 20  —  FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Interest on long-term bank loans	-	(6,330)	(2,673)	-	-	-

Interest on Short-term bank loans	(28,323)	-	-	(1,681)	-	-

Exchange rate differences	5,646	3,092	-	3,722	2,308	-

Finance Expenses from
derivative	(676)	-	-	(676)	-	-

Interest from long-term and
short-term bank deposits	465	3,929	1,464	426	1,300	463

Interest expenses to tax authorities	1,006	653	-	1,027	-	-

The majority of the remaining balances of the consolidated financial income (expenses) for each of the periods presented are comprised of exchange rate differences.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES

A.	Composition

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Current taxes	35,607	32,267	16,258	29,469	17,866	9,952
Taxes in respect of
prior years	9,685	-	(1,003)	7,131	-	(837)
Deferred taxes - D. below	(9,389)	(12,740)	(5,011)	(2,867)	1,029	8,512

	35,903	19,527	10,244	33,733	18,895	17,627

B.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program is for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during 2003.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES (cont.)

C.	Reconciliation of the statutory tax rate to the effective tax rate:

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Income before income taxes	19,018	67,228	40,270	102,360	68,747	60,815

Statutory tax rate (see E. below)	31%	34%	35%	31%	34%	35%
Tax computed by statutory tax rate-	5,896	22,858	14,095	31,732	23,374	21,285

Tax increments (savings) due to:
Income in reduced tax rate	11,163	1,112	(161)	(893)	-	(2,433)
Non-deductible expenses	1,550	4,352	1,454	1,781	40	6
Non-taxable income	-	(1,144)	(455)	-	-	(87)
Unrecorded deferred taxes in
connection with tax loss carry forward	-	450	-	-	-	-
Change in deferred taxes due
decrease in tax rate in Turkey	13,449	-	-	-	-	-
Reduction in corporate tax rates
(E. below)	(938)	(5,361)	(1,594)	(1,639)	(5,476)	(1,573)
Differences arising from
basis of measurement (*)	(232)	(1,664)	(2,821)	666	813	537
Income taxes for prior years	4,863	-	(1,003)	2,306	-	(837)
Other differences, net	152	(1,076)	729	(220)	144	729

	35,903	19,527	10,244	33,733	18,895	17,627

(*)	For 2006, 2005 and 2004 — In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey — U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES (cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Balance as of
beginning of year	3,800	17,669	23,910	34,510	33,481	24,969
Changes during the year	(7,108)	(7,473)	(3,417)	(493)	6,505	10,085
Adjustment due to change
in income tax rates	(938)	(5,361)	(1,594)	(1,639)	(5,476)	(1,573)
Foreign currency
translation adjustments	2,181	(1,035)	(1,230)	-	-	-

Balance as of end of year	(2,065)	3,800	17,669	32,378	34,510	33,481

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Deferred taxes are presented in the
balance sheets as follows:

Long-term liabilities (in respect of depreciable assets)	35,364	38,566	33,721	36,003
Other receivables (in respect of temporary differences)
- Note 5	(6,641)	(8,207)	(1,343)	(1,493)
Other assets	(30,788)	(26,559)	-	-

	(2,065)	3,800	32,378	34,510

For 2006 — Deferred taxes were computed at rates between 20%-29%, primarily – 20%. For 2005 — Deferred taxes were computed at rates between 26.5%-33%, primarily –26.5%.

As of December 31, 2006 carryforward tax losses deriving from the Turkish subsidiary sam up to NIS 185 millions.
Deferred tax assets due to the said carryforward tax losses were recorded under management assumption that they will be utilized by the five years limitation in accordance to the Turkish tax laws and based on the new business structure in Turkey.

E.	Reduction of Corporate Tax Rates

1.	In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. For the effect of the reduction in tax rates, see D. above.

2.	During the second quarter of 2006 the corporate tax in Turkey was reduced from 30% to 20%. The change in the corporate tax resulted in additional tax expenses in the amount of NIS 10.6 millions which reflected the impact on the deferred tax assets.

F.	The Company and one of its subsidiaries are “Industrial Companies” as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21  —  INCOME TAXES (cont.)

G.	Following a tax assessment of the company’s tax return, performed by the tax authorities in Israel with respect of tax-years 2003 and 2002 the company recorded additional provision for tax expenses, in the amount of NIS 4.2 millions for the year ended December 31, 2006.

I.	The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2003. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posseses final tax assessments through 2004.

Mollet Marketing Ltd., a subsidiary of the Company, posseses final tax assessments through 2002.

NOTE 22 — RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Consolidated		Company
	December 31,
	2 0 0 6	2 0 0 5	2 0 0 6	2 0 0 5
	NIS in thousands		NIS in thousands
Trade receivables (*)	2,991	1,450	2,564	-

Capital note - shareholder	32,770	32,770	32,770	32,770

Other receivables	-	-	20,853	-

Loans - Subsidiaries	-	-	46,043	46,043

Capital injection - Subsidiaries	-	-	186,438	70,405

Trade payables (*)	70,806	29,536	38,422	22,090

    (*)        Company — excludes Subsidiaries. See also Notes 4 and 11.

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands			NIS in thousands
Sales to related
parties	27,552	28,355	3,326	1,743	-	-

Sales to Subsidiaries	-	-	-	598,384	516,625	463,329

Cost of sales	150,350	157,073	162,096	86,879	73,951	58,254

Royalties to the
shareholders	24,632	22,922	20,408	4,053	2,157	1,619

General and
administrative
expenses (*)	9,966	9,381	8,969	1,863	1,615	1,878

    (*)        Company — excludes Subsidiaries.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 23  —  DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

The revenues of the Group’s principal Subsidiaries are derived from two major customers and a large number of smaller customers. Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation. Taking the aforementioned into consideration, the exposure to credit risk from trade receivables is immaterial.

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

Due to the fact that as of December 31, 2006, the terms of the capital note of shareholder do not include determined payment dates, fair value based on present values cannot be established. Accordingly, the fair value of the capital note is not disclosed in the financial statements.

As of December 31, 2005 the Company had entered into 30 hedge transaction in respect of anticipated purchases amounting to NIS 35.8 million, (in U.S. dollar and Euro currency).

The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted the balance sheet date.

As of December 31, 2006 the fair value of the cash flow hedging transaction is a net liability of NIS 0.228 million.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 24  —  COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company

	December 31,

	2 0 0 6	2 0 0 5

	NIS in thousands

Current Assets
Cash and cash equivalents	1,358	25,831
Trade receivables	108,281	120,427
Other receivables	22,511	12,739
Inventories	93,867	76,840

	226,017	235,837

Long-Term Investments
Capital note of shareholder	32,770	32,770
Investments in Subsidiaries	161,183	276,288

	193,953	309,058

Fixed Assets, net	226,330	229,378

	646,300	774,273

Current Liabilities
Short-term bank credit	43,800	-
Trade payables	121,121	303,710
Other payables and accrued expenses	32,780	16,115

	197,701	319,825

Shareholders' Equity	448,599	454,448

	646,300	774,273

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 24  —  COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

B.	Statement of Operations

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4
	NIS in thousands
Net sales	617,544	540,002	479,320

Cost of sales	495,856	451,703	392,376

Gross profit	121,688	88,299	86,944

Selling expenses	15,532	13,861	15,283

General and administrative expenses	6,107	5,040	4,985

Operating profit	100,049	69,398	66,676

Financing income (expenses), net	2,811	189	(4,541)

Other income	632	153	282

Income before income taxes	103,492	69,740	62,417

Income taxes	36,601	17,866	9,115

Income after income taxes	66,891	51,874	53,302

Equity in net earnings (losses) of
Subsidiaries	(77,898)	(9,466)	16,505

Net income (loss) for the year	(11,007)	42,409	36,797

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 24  —  COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (cont.)

C.	Statements of Changes in Shareholders’ Equity

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Retained earnings	Accumulate other comprehensive income	Total
	NIS in thousands
Balance - December 31, 2003	8,263	132,127	-	277,853	-	418,243

Changes during 2004:
Dividend paid
Distribution of bonus shares	250	23,615	-	(23,865)	-	-
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(3,377)	-	-	(3,377)
Net income for the year	-	-	-	36,797	-	36,797

Balance - December 31, 2004	8,513	155,742	(3,377)	290,785	-	451,663

Changes during 2005:
Dividend paid				(43,619)	-	(43,619)
Translation adjustments	-	-	-
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Net income for the year	-	-	-	42,409	-	42,409

Balance - December 31, 2005	8,513	155,742	618	289,575	-	454,448

Changes during 2006:
Shares issued	600	49,097		-		49,697
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(10,463)	-	-	(10,463)
Changes in fair value of
financial instruments	-	-	-	-	(76)	(76)
Dividend paid	-	-	-	(34,000)	-	(34,000)
Loss for the year	-	-	-	(11,007)	-	(11,007)

Balance - December 31, 2006	9,113	204,839	(10,463)	244,568	(76)	448,599

Item 19(a)(iv)

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

Report of Independent Accountants on
Financial Statement Schedule

To the Board of Directors of
American Israeli Paper Mills Limited.

Our audits of the consolidated financial statements referred to in our report dated March 7, 2007, appearing in the 2006 annual report to the shareholders of American Israeli Paper Mills Limited also included an audit of Financial Statement Schedule - Valuation and Qualifying Accounts - listed in Item 17 on this Form 20-F. In our opinion, the Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with related consolidated financial statements.

Tel-Aviv, Israel
March 7, 2007

Kesselman & Kesselman
Certified Public Accountants (Isr.)

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

29-JUN-2007 21:01 From:KESSELMAN&KESSELMAN -97237954111 To:97246339740 P.1/5
06/29/2007 02:27 97246339740 AIPM PAGE 02

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O Box 452 Tel Aviv 61003
Telephone +972-3-7954555
Facsimile +972-3-7954556

Report of Independent Registered Public Accounting Firm on the U.S. GAAP Reconciliation (Information)

To the Board of Directors
of American Israeli Paper Mills Ltd.

Our audits of the consolidated financial statements referred to in our report dated March 7, 2007 appearing in the Annual Report to Shareholders of American Israeli Paper Mills Ltd. included on page 76 of this Form 20-F also included an audit of the U.S. GAAP reconciliation (information) presented in Item 17 of this Form 20-F. In our opinion, based on our audits and the reports of other auditors referred to in our opinion on the financial statements presented in Item 19(a) of this Form 20-F, this U.S. GAAP reconciliation (information) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

Kesselman & Kesselman

Tel Aviv, Israel
June 28, 2007

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales.

29-JUN-2007 02:21 From:KESSELMAN&KESSELMAN +97237954171 To:97246339740 P.2/2
06/29/2007 02:27 97246339740 AIPM PAGE 03

Deloitte.

Brightman Almagor
5 Ma'aleh Hashichrur St.
Haifa 33284
P.O.B. 5648
Haifa 31055
Israel

Tel: +972 (4) 860 7373
Fax: +972 (4) 867 2528
info-haifa@deloitte.co.il
www.deloitte.co.il

Date: June 20, 2007
Our ref: 430303

To: Mondi Business Paper Hadera Ltd.
Hadera

Gentlemen,

Re: **US GAAP Adjustments Report as of December 31, 2006**

Pursuant to your request and as the independent accountants of Mondi Business Paper Hadera Ltd. ("the Company"), we have audited the Company's US GAAP Adjustments Report as of December 31, 2006 and 2005 and for the three years ended December 31, 2006 ("the Report"). The Report, which is enclosed herewith, marked by our Firm's identification seal, is Company's management responsibility.

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

In our opinion, the Report referred to above present fairly, in all material respects, the adjustments required to present the financial position of the Company as of December 31, 2006 and 2005 and the results of operations and changes in shareholders' equity for the three years ended December 31, 2006, in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

Brightman Almagor & Co.
Brightman Almagor & Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Audit . Tax . Consulting . Financial Advisory.

Member of
Deloitte Touche Tohmatsu

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430303
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2006

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles ("GAAP") applicable in Israel. The following describes the effects on the Company's consolidated financial statements had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

A. **Recent accounting pronouncements by the FASB**

1) In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155"), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 140"). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS No. 155 on the Company's results of operations and financial condition.

2) In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("FAS 156"). This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently evaluating the impact of SFAS No. 156 on the Company's results of operations and financial condition.

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430303
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

mondi business paper

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2006

A. Recent accounting pronouncements by the FASB (cont.)

3) In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) ("Issue No. 06-03"). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company).

The Company's current policy is to recognize revenue net of VAT, accordingly the Company does not expecting this new accounting pronouncement to materially effect the Company's results of operations and financial condition and disclosure.

4) In July 2006, the FASB issued Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company is currently evaluating the impact of FIN No. 48 on the Company's results of operations and financial condition.

5) In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).
The Company is currently evaluating the impact of SFAS No. 157 on the Company's results of operations and financial condition.

2

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. Y30303
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

mondi business paper

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2006

A. Recent accounting pronouncements by the FASB (cont.)

6) In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

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

C. Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS

According to Israeli GAAP, the financial statements of the Group through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A to the Company's financial statements as of December 31, 2006, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Group's financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Company's financial statements as of December 31, 2006, commencing January 1, 2004, the Group ceased the presentation of its financial statements based adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts, as defined in Note 2A to the Company's financial statements as of December 31, 2006.

3

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430303
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

mondi business paper

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2006

D. Selected Balance Sheet Items

	As of December 31, 2006			As of December 31, 2005		
	As reported	Adjustment	As per US GAAP	As reported	Adjustment	As per US GAAP
	NIS in thousands					
	Reported Amounts			Reported Amounts		
Other assets - Goodwill	3,177	2,301	5,478	3,177	2,301	5,478
Shareholders' equity	88,062	(1,785)	86,277	95,781	(1,718)	94,063

E. Selected Statements of Operation Items

	Year ended December 31,		
	2006	2005	2004
	NIS in thousands		
Net income (loss) under Israeli GAAP (*)	(7,719)	(3,406)	17,262
Effect of material differences between Israeli GAAP and US GAAP:			
Change in basis of measurement from reported / adjusted NIS to nominal NIS	140	188	(1,104)
Amortization of goodwill	-	623	623
Deferred taxes	(207)	(216)	440
Net income (loss) under US GAAP	(7,786)	(2,811)	17,221

4

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430303
DATED 2016072
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

	NIS in thousands		
	2006	2005	2004
Shareholders' equity under US GAAP as of January 1,	94,063	96,874	79,653
Net income (loss) for the year under US GAAP	(7,786)	(2,811)	17,221
Shareholders' equity under US GAAP as of December 31,	86,277	94,063	96,874

[illegible]
Financial Director

A. [illegible]
General Manager

Z. Livnat
Vice Chairman
of the Board of Directors

Deloitte.

Brightman Almagor
5 Ma'aleh Hashichrur St.
Haifa 33284
P.O.B. 5648
Haifa 31055
Israel

Tel: +972 (4) 860 7373
Fax: +972 (4) 867 2528
info-haifa@deloitte.co.il
www.deloitte.co.il

Date: June 20, 2007
Our ref: 430850

To: Hogla-Kimberly Ltd.
Ramla

Gentlemen,

Re: US GAAP Adjustments Report as of December 31, 2006

Pursuant to your request and as the independent accountants of Hogla-Kimberly Ltd. ("the Company"), we have audited the Company's US GAAP Adjustments Report as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006 ("the Report"). The Report, which is enclosed herewith, marked by our Firm's identification seal, is Company's management responsibility.

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

In our opinion, the Report referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of operations and changes in shareholders' equity for each of the three years ended December 31, 2006, in accordance with generally accepted accounting principles in the United States of America.

Sincerely,

Brightman Almagor & Co.
Brightman Almagor & Co.

Certified Public Accountants

A Member Firm of Deloitte Touche Tohmatsu

Audit . Tax . Consulting . Financial Advisory.

Member of
Deloitte Touche Tohmatsu

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430850
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2006

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

A. Recent accounting pronouncements by the FASB

1) In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments ("SFAS No. 155"), which amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133") and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS No. 140"). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted, provided the Company has not yet issued financial statements, including for interim periods, for that fiscal year. The Company is currently evaluating the impact of SFAS No. 155 on the Company's results of operations and financial condition.

2) In March 2006 the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140" ("FAS 156"). This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", with respect to the accounting for separately recognized servicing assets and servicing liabilities. In accordance with the provisions of FAS 156, separately recognized servicing assets and servicing liabilities must be initially measured at fair value, if practicable. Subsequent to initial recognition, company may use either the amortization method or the fair value measurement method to account for servicing assets and servicing liabilities within the scope of this Statement. FAS 156 is effective for fiscal years beginning after September 15, 2006 (January 1, 2007, for the company). Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements, for any period of that fiscal year. The Company is currently evaluating the impact of SFAS No. 156 on the Company's results of operations and financial condition.

3) In June 2006, the FASB ratified EITF Issue No. 06-03 How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) ("Issue No. 06-03"). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006 (as of January 1, 2007 for the Company).

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430850
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2006

A. **Recent accounting pronouncements by the FASB (Cont.)**

The Company's current policy is to recognize revenue net of VAT, accordingly the Company does not expecting this new accounting pronouncement to materially effect the Company's results of operations and financial condition and disclosure.

4) In July 2006, the FASB issued Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN No. 48 also provides guidance on various related matters such as derecognition, interest and penalties and disclosure. FIN No. 48 is effective for fiscal years beginning after December 15, 2006 (as of January 1, 2007 for the Company). The Company is currently evaluating the impact of FIN No. 48 on the Company's results of operations and financial condition.

5) In September 2006 the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair-value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (as of January 1, 2008 for the Company).
The Company is currently evaluating the impact of SFAS No. 157 on the Company's results of operations and financial condition.

6) In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings.

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 43085C
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2006

B. **Goodwill**

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

C. **Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS**

According to Israeli GAAP, the financial statements of the Group through December 31, 2003 were presented based on nominal historical cost adjusted for the changes in the exchange rate of the U.S. Dollar in relation to the NIS based on the principles presented in Note 2A to the Company's financial statements as of December 31, 2006, while according to US GAAP, the financial statements are to be presented in nominal historical terms. Accordingly, the effect of the difference in the basis of measurement on the Group's financial position and results of operations is excluded for the U.S. GAAP presentation. As presented in Note 2A to the Company's financial statements as of December 31, 2006, commencing January 1, 2004, the Group ceased the presentation of its financial statements based adjusted NIS, and effective with the interim financial statements as of March 31, 2004 and for the reporting periods thereafter, including the year ended December 31, 2004, the Group's financial statements are prepared and presented in Reported Amounts, as defined in Note 2A to the Company's financial statements as of December 31, 2006.

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430150
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2006

E. **Selected Balance Sheet Items**

	As of December 31, 2006		
	As reported	Adjustment	As per US GAAP
	NIS in thousands		
Assets - Land	4,485	(3,161)	1,324
Other assets - Goodwill	22,338	11,441	33,779
Shareholders' equity	430,765	3,698	434,463

	As of December 31, 2005		
	As reported	Adjustment	As per US GAAP
	NIS in thousands		
Other assets - Goodwill	24,737	11,645	36,382
Shareholders' equity	440,184	(73)	440,111

F. **Selected Statements of Operation Items**

	Consolidated and Company		
	Year ended December 31,		
	2006	2005	2004
	NIS in thousands		
Net income (loss) under Israeli GAAP	(10,671)	43,276	26,928
Effect of material differences between Israeli GAAP and US GAAP:			
Change in basis of measurement from adjusted NIS to nominal NIS	755	1,080	1,254
Leasehold rights	(1,502)	-	-
Amortization of goodwill	-	2,850	2,832
Deferred taxes	4,265	(3,987)	(2,298)
Net income (loss) under US GAAP	(7,153)	43,219	28,716

25/06 2007 09:20 FAX 972+8+9772831

FOR IDENTIFICATION PURPOSES ONLY
SEE REFERENCE NO. 430850
DATED 20/6/07
BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2006

G. Changes in Shareholders' Equity in Accordance with US GAAP

	NIS in thousands
Shareholders' equity under US GAAP as of January 1, 2004	409,978
Changes during 2004:	
Translation adjustments	(2,581)
Net income for the year under US GAAP	28,716
Shareholders' equity under US GAAP as of December 31, 2004	436,113
Changes during 2005:	
Dividend paid	(43,619)
Translation adjustments	4,398
Net income for the year under US GAAP	43,219
Shareholders' equity under US GAAP as of December 31, 2005	440,111
Changes during 2006:	
Dividend paid	(34,000)
Translation adjustments	(15,011)
Shares issued	50,592
Changes in fair value of financial instruments	(76)
Loss for the year under US GAAP	(7,153)
Shareholders' equity under US GAAP as of December 31, 2006	434,463

A. Schor
Chief Executive Officer

O. Argov
Chief Financial Officer

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

Barthelemi Holdings Ltd.
Tel Aviv

In connection with our audits of the balance sheets of Barthelemi Holdings Ltd. ("the Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 (not presented separately herein), we have also audited the information in the Reconciliation of Israeli GAAP to U.S. GAAP ("the Reconciliation"). The Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion on the Reconciliation based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Reconciliation is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Accordingly, we express no such opinion.Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Reconciliation. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall Reconciliation presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the information set forth in the Reconciliation presents fairly, in all material respects, in relation to the financial statements of the Company taken as a whole, the shareholder's equity as of December 31, 2006 and the operating results for the year then ended of the Company in conformity with accounting principles generally accepted in the United States.

Kost Forer Gabbay and Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel
June 11, 2007

- 1 -

BARTHELEMI HOLDINGS LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

A. (1) Shareholders' equity as of December 31, 2006 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		17,921
Adjustments to conform with accounting principles generally accepted in the United States:		
Amortization of goodwill	5,708	
Accounting standard No. 25 of the Israel Accounting Standard Board	264	
Capitalized start-up costs, net	(592)	
		5,380
Adjusted shareholders' equity in accordance with accounting principles generally accepted in the United States		23,301
(2) Loss for the year ended December 31, 2006 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		(32,777)
Adjustments to conform with accounting principles generally accepted in the United States:		
Inflation adjustments	995	
Impairment of goodwill	(9,142)	
Accounting standard No.25 of the Israel Accounting Standard Board	264	
Reversal of capitalized start-up costs, net	193	
		(7,690)
Adjusted loss for the year ended December 31, 2006 in accordance with accounting principles generally accepted in the United States		(40,467)
(3) Changes in shareholders' equity for the year ended December 31, 2006 in accordance with accounting principles generally accepted in the United States.		
Balance as of January 1, 2006		63,768
Net loss		(40,467)
Balance as of December 31, 2006		23,301

June 11, 2007
Date of approval

Jean Pierre Combe
Chairman of the Board

- 2 -

22-JUN-2007 08:33 From: 972 3 6955789 To:Fax Ernst Young P.2-17

B	(1)	Shareholders' equity as of December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		50,698
		Adjustments to conform with accounting principles generally accepted in the United States:		
		Inflation adjustments	(995)	
		Amortization of goodwill	20,230	
		Impairment of goodwill	(12,300)	
		Contingent consideration	1,378	
		Adjustment in respect of additional acquisition of T.M.M.	(166)	
		Capitalized start-up costs, net of tax effect	(785)	
		Amortization of goodwill	5,708	
				13,070
		Adjusted shareholders' equity in accordance with accounting principles generally accepted in the United States		63,768
	(2)	Loss for the year ended December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		(12,647)
		Adjustments to conform with accounting principles generally accepted in the United States:		
		Inflation adjustments	(56)	
		Amortization of goodwill	5,261	
		Impairment of goodwill	(7,300)	
		Reversal of capitalized start-up costs, net	35	
		Amortization of goodwill	1,330	
				(730)
		Adjusted loss for the year ended December 31, 2005 in accordance with accounting principles generally accepted in the United States		(13,377)
	(3)	Changes in shareholders' equity for the year ended December 31, 2005 in accordance with accounting principles generally accepted in the United States.		
		Balance as of January 1, 2005		77,145
		Net loss		(13,377)
		Balance as of December 31, 2005		63,768

- 3 -

C (1)	Shareholders' equity as of December 31, 2004 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		63,344
	Adjustments to conform with accounting principles generally accepted in the United States:		
	Inflation adjustments	(938)	
	Amortization of goodwill	14,970	
	Impairment of goodwill	(5,000)	
	Contingent consideration	1,378	
	Adjustment in respect of additional acquisition of T.M.M.	(166)	
	Capitalized start-up costs, net of tax effect	(820)	
	Amortization of goodwill	4,377	
			13,801
	Adjusted shareholders equity in accordance with accounting principles generally accepted in the United States		77,145

(2)	Loss for the year ended December 31, 2004 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		(4,713)
	Adjustments to conform with accounting principles generally accepted in the United States:		
	Inflation adjustments	457	
	Amortization of goodwill	5,239	
	Impairment of goodwill	(5,000)	
	Reversal of capitalized start-up costs, net of tax effect	(227)	
	Amortization of goodwill	1,459	
			1,928
	Adjusted net income for the year ended December 31, 2004 in accordance with accounting principles generally accepted in the United States		(2,785)

(3) Changes in shareholders' equity for the year ended December 31, 2004 in accordance with accounting principles generally accepted in the United States:

Balance as of January 1, 2004	79,930
Net Income	(2,785)
Balance as of December 31, 2004	77,145

- 4 -

ERNST & YOUNG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

T.M.M. Integrated Recycling Industries Ltd.
Tel Aviv

In connection with our audits of the balance sheets of T.M.M. Integrated Recycling Industries Ltd. ("the Company") as of December 31, 2006 and 2005, and the related statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006 (not presented separately herein), we have also audited the information in the Reconciliation of Israeli GAAP to U.S. GAAP ("the Reconciliation"). The Reconciliation is the responsibility of the Company's management. Our responsibility is to express an opinion on the Reconciliation based on our audits.

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

In our opinion, the information set forth in the Reconciliation presents fairly, in all material respects, in relation to the financial statements of the Company taken as a whole, the shareholder's equity as of December 31, 2006 and the operating results for the year then ended of the Company in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel
June 1 , 2007

Kost Forer Gabbay and Kasierer
KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

C:\Documents and Settings\meir\Local Settings\Temporary Internet Files\OLK\reconciliation-tmm-12.06.doc - 1 -

T.M.M. INTEGRATED RECYCLING INDUSTRIES LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

A.	Shareholders' equity as of December 31, 2006 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		36,664
	Adjustments to conform with accounting principles generally accepted in the United States:		
	Inflation adjustments	(330)	
	Capitalized start-up costs, net	(842)	
	Accounting standard No.25 of the Israel Accounting Standards Board	376	
	Amortization of goodwill	8,135	
			7,339
	Adjusted Shareholders' Equity in accordance with accounting principles generally accepted in the United States		44,003
B.	Loss for the year ended December 31, 2006 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		(36,786)
	Adjustments to conform with accounting principles generally accepted in the United States:		
	Inflation adjustments	383	
	Reversal of capitalized start-up costs, net	278	
	Accounting standard No. 25 of the Israel Accounting Standards Board	376	
			1,037
	Adjusted Loss for the year ended December 31, 2006 in accordance with accounting principles generally accepted in the United States		(35,749)
C.	Changes in shareholders' equity for the year ended December 31, 2006 in accordance with accounting principles generally accepted in the United States		
	Balance as of January 1, 2006		79,752
	Net loss		(35,749)
	Balance as of December 31, 2006		44,003

June 11, 2007
Date of approval

Henry Stackman
Chairman of the Board

Yaki Yanushami
Vice Chairman of the Board

Mair Sisrag
Chief Financial Officer

- 2 -

T.M.M. INTEGRATED RECYCLING INDUSTRIES LTD.

RECONCILIATION OF ISRAELI GAAP TO U.S. GAAP

(In thousands of NIS)

A.	Shareholders' equity as of December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		73,450
	Adjustments to conform with accounting principles generally accepted in the United States:		
	Inflation adjustments	(713)	
	Capitalized start-up costs, net of tax effect	(1,120)	
	Amortization of goodwill	8,135	
			6,302
	Adjusted Shareholders' Equity in accordance with accounting principles generally accepted in the United States		79,752
B.	Loss for the year ended December 31, 2005 as reported in the financial statements of the Company prepared in accordance with accounting principles generally accepted in Israel		(10,611)
	Adjustments to conform with accounting principles generally accepted in the United States:		
	Inflation adjustments	537	
	Reversal of capitalized start-up costs, net of tax effect	48	
	Amortization of goodwill	1,896	
			2,481
	Adjusted net income for the year ended December 31, 2005 in accordance with accounting principles generally accepted in the United States		(8,130)
C.	Changes in shareholders' equity for the year ended December 31, 2005 in accordance with accounting principles generally accepted in the United States		
	Balance as of January 1, 2005		87,882
	Net loss		(8,130)
	Balance as of December 31, 2005		79,752

- 3 -

Haifa, June 25, 2007

To: Frenekel CD Ltd.
P.O.Box 5034
Caesarea

Re: **Reconcilliation report from Israeli GAAP to US GAAP for the year ended December 31, 2006**

We have audited the information in the reconciliation report ("the report") of Frenkel CD Ltd.("the Company") which indicate the differences for the year ended December 31, 2006 from accounting principles generally accepted in Israel (Israeli GAAP) to accounting principles generally accepted in the United states (US GAAP), which is attached and stamped with our firm's stamp for purpose of identification. The report is the responsibility of the Company's management. Our responsibility is to express an opinion on the report based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Israel and with the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Auditors' Regulations (Auditor's Mode of Perrformance) - 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the report is free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the report. An audit also includes assessing the accounting, principles used and significant estimates made by management, as well as evaluating the overall report presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the information set forth in the report presents fairly, in all material respects, the material differences between Israeli GAAP and U.S. GAAP.

Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Haifa, Israel
June 25, 2007

E:\data\michael\5718\letter\10202.doc

26/06 2007 10:02 FAX 046179133 FRENKEL CAD 001

FRENKEL CD

June 26, 2007

Kost, Forer, Gabbay & Kasierer, CPA
Ernst & Young
Haifa

Dear Sirs,

Re: Frenkel-CD Ltd. - differences between Israeli GAAP and U.S. GAAP

The Company prepares its financial statements in accordance with generally accepted accounting principles in Israel. In reference to the financial statements as of December 31, 2006, Israeli GAAP and U.S. GAAP are identical, in all material aspects, except for what is stated below:

a. The liability in respect to severance pay as of December 31, 2006 is presented net of the funded amount, while pursuant to U.S. GAAP, it is necessary to present the liability in respect to severance pay in the full amount on the side of the liabilities, and the funded portion in the full amount on the side of the assets.

b. In the past, the Company issued capital notes to its shareholders that were settled in 1994. The capital notes were unlinked and did not bear interest, and their respective erosion was carried to the statement of operations under the financial item, and not under additional paid-in capital, as required. Had the erosion been carried to additional paid-in capital, the undesignated income balance would have been reduced by an amount of NIS 6,576 thousand and the corresponding additional paid-in capital balance would have been increased by an identical amount. The aforesaid would have occurred without any effect on the shareholders' equity balance.

Yours truly,

Moti Antebi,
Chief Financial Officer

קוסט פורר גבאי את קסירר
רואי חשבון
(נחתם למטרת זיהוי בלבד)

Frenkel CD Ltd
4 Granit St. Industrial Park Caesarea 38900 Israel
Tl +972-4-6179179, Fax +972-4-6231231
Email: Info@frenkel-cd.co.il

Item 19(a)(vi)

ERNST & YOUNG

AUDITORS' REPORT

To the Shareholders of
BARTHELEMI HOLDINGS LTD.

We have audited the accompanying balance sheets of Barthelemi Holdings Ltd. ("the Company") as of December 31, 2006 and 2005 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2006 and 2005, and the results of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel.

As described in Note 2a, the financial statements as of the dates and for the reported periods are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel
February 28, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

ERNST & YOUNG

AUDITORS' REPORT

To the Shareholders of
TMM INTEGRATED RECYCLING INDUSTRIES LTD.

We have audited the accompanying balance sheets of TMM Integrated Recycling Industries Ltd. ("the Company") as of December 31, 2006 and 2005 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2006 and 2005, and the results of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2006, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2a, the financial statements as of the dates and for the reported periods, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Kost Forer Gabbay & Kasierer

Tel-Aviv, Israel
February 28, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

ERNST & YOUNG

- Kost Forer Gabbay & Kasierer
  2 pal-yam St.
  Haifa 33095, Israel

- Phone: 972-4-8654000
  Fax: 972-4-8654022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

FRENKEL- CD LTD.

We have audited the accompanying balance sheet of Frenkel- CD Ltd. ("the Company") as of December 31, 2006, and the related statement of operations, change in shareholders' equity and cash flows. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company as of December 31, 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended were audited by other auditors whose report dated March 6, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards in Israel and with the standards of the Public Company Accounting Oversight Board (United States), including those prescribed by the Auditors' Regulations (Auditor's Mode of Perrformance) - 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations, changes in shareholder's equity and cash flows for the period ended December 31, 2006, in conformity with Israel generally accepted accounting principles.

As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Kost Forer Gabbay & Kasierer

Haifa, Israel,
March 5, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

06/29/2007 03:15 97248339740 AIPM PAGE 07

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
Trade Tower, 25 Hamered Street
Tel Aviv 68125 Israel
P.O. Box 452 Tel Aviv 61003 Israel
Telephone +972-3-7954555
Facsimile +972-3-7954556

Report of Independent Registered Public Accouating Firm

To the shareholders of

C.D. PACKGING SYSTEMS LTD.

We have audited the balance sheets of C.D. Packaging Systems ltd. (hereafter - the Company) and the consolidated financial statements of the Company and its consolidated subsidiary: balance sheet as of December 31, 2005 and statements of income (loss), changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2005 and the results of operations, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the two years in the period ended December 31, 2005, in conformity with accounting principles generally accepted ("GAAP") in Israel.

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

Haifa
March 6 , 2006

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales

ERNST & YOUNG

Kost Forer Gabbay & Kasierer
2 pal-yam St.
Haifa 33095, Israel

Phone: 972-4-8654000
Fax: 972-4-8654022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CARMEL CONTAINER SYSTEMS LTD.

We have audited the accompanying consolidated balance sheets of Carmel Container Systems Ltd. ("the Company") and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows - for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain subsidiary, whose assets constitute approximately 10% of total consolidated assets as of December 31, 2005 and whose revenues constitute approximately 10% and 9% of total consolidated revenues for the years ended December 31, 2005 and 2004, respectively. The financial statements of this subsidiary were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this subsidiary, is based on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the consolidated results of their operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2006, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 22 to the consolidated financial statements.

As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Kost Forer Gabbay & Kasierer

Haifa, Israel,
March 5, 2007

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

2