Form 20-F
period 2007-12-31
AMERICAN ISRAELI PAPER MILLS LTD
filed 2008-06-23
CIK 5337

As filed with the Securities and Exchange Commission on June 23, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended on December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-04212

AMERICAN ISRAELI PAPER MILLS LTD.
(Exact name of registrant as specified in its charter)

N/A	Israel
(Translation of registrant's	(Jurisdiction of incorporation
name into English)	or organization)

P.O. Box 142, Hadera 38101, Israel
(Address of principal executive offices)

Lea Katz. Adv., Corporate Secretary, TL: 972-4-6349408, FAX: 972-4-6339740. Industrial Zone, Hadera, Israel

(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of each class	Name of each exchange on which registered

Ordinary Shares par value NIS .01 per share	American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,060,774 Ordinary Shares, par value NIS .01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Cheek one)

Large accelerated filer ☐     Accelerated filer ☒    Non- accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financing Reporting Standards as issued by the International Accounting Standards Board ☐
Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

TABLE OF CONTENTS

CERTAIN DEFINED TERMS
FORWARD-LOOKING STATEMENTS

PART I

CERTAIN DEFINED TERMS

        In this annual report, unless otherwise provided, references to “American Israeli Paper Mills,” “AIPM,” “Company,” “we,” “us.” and “our” refer to American Israel Paper Mills Ltd. and its subsidiaries and references to the “Group” refers to American Israel Paper Mills Ltd., its subsidiaries and associated companies. The terms “Euro,” “EUR” or “€” refer to the common currency of twelve member states of the European Union, “NIS” refers to New Israeli Shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

FORWARD-LOOKING STATEMENTS

        This Annual Report on Form 20-F contains “forward-looking” statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Safe Harbor Provisions”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe”, “expect”, “intend”, “estimate” and similar expressions. Such statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption “Risk Factors” (the Company refers to these factors as “Cautionary Statements”). Any forward-looking statements contained in this Annual Report speak only as of the date hereof, and the Company cautions potential investors not to place undue reliance on such statements. The Company undertakes no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the Cautionary Statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data

        American Israeli Paper Mills Ltd. (“AIPM” or the “Company”) prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects as it relates to the Company, as described in Item 17.

        The following selected financial data is derived from the audited consolidated financial statements of the Company, which have been audited by Brightman Almagor & Co., an independent public accounting firm and a member firm of Deloitte Touche Tohmastu. Brightman Almagor & Co replaced Kesselman & Kesselman & Co. who served as the Company’s external auditors since 1954 until 2006. Our audited consolidated balance sheets as of December 31, 2006 and 2007, and the related audited consolidated statements of income and of cash flows for each of the three years ended December 31, 2005, 2006 and 2007, together with the notes thereto, appear elsewhere in this annual report.

        You should read the following selected consolidated financial data in conjunction with the section of this annual report entitled “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the notes thereto included elsewhere in this annual report.

        The financial data is presented in New Israeli Shekel (NIS) as follows: AIPM made a transition to reporting in nominal NIS in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. Prior to 2004, AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the U.S. dollar against the NIS.

        The comparison figures for the year 2003 are the dollar figures, as reported in the past, multiplied by the exchange rate of the U.S. dollar as at December 31, 2003, the day of the transition to NIS-based reporting pursuant to Standard 12 ($1 = NIS 4.379). See also note 1b to the Financial Statements.

Five Fiscal Year Financial Summary

According to Israeli GAAP

	Year Ended December 31
Income Statement Data:	2007	2006	2005	2004	2003
	(In Thousands of NIS Except Per Share Amounts)

Sales	583,650	530,109	482,461	482,854	465,092
Income from ordinary operations	75,369	50,501	43,338	54,438	46,584
Share in profits (losses) of associated
companies, net	(2,884)	**(26,202)	16,414	25,072	35,549
Net income	31,442	[1]13,330	[1]45,715	[1]62,732	[1]60,047
Selected Balance Sheet Data:
Total assets	1,319,067	1,173,287	1,155,758	1,162,387	1,253,274
Fixed assets	445,566	400,823	379,934	345,239	340,543
Long-term debt	219,031	256,290	260,581	261,269	268,052
Shareholders' equity	678,087	430,842	523,384	575,313	614,230
Per Share Data:
Shares outstanding at end of year	5,060,774	4,032,723	4,002,205	3,996,674	3,968,295
Amount in NIS	50,608	40,327	40,022	39,967	39,683
Net income per NIS 1 par value:
Primary	7.61	3.31	11.43	15.77	15.26
Fully diluted	7.60	3.28	11.35	15.44	14.99
Dividend declared per share	-	[2]24.85	[2]*24.99	[2]25.12	[2]25.12

*	Consists of two dividends that were declared in 2005 (see footnote 2 below)
**	Amount does not include the cumulative affect of a change in accounting policy of associated company of NIS (461).

[1]	The net income includes gains for the years 2005, 2004 and 2003 (in the sum of 8,000 thousands, NIS 14,440 thousands and NIS 2,700 thousands respectively, which relate to certain tax benefits – for a further discussion of these items, see discussion in Item 5 – Operating Financial Review and Prospects, in this annual report on Form 20-F.

[2]	Dividend paid in 2003 includes a special dividend for 2003 in the sum of NIS 19.04 per share ($4.29 per share).
Dividend for 2003 in the sum of NIS 25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.
Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005.
Additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006.
Dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

According to U.S. GAAP

	Year ended December 31
Income Statement And Balance Sheet Data:	2007	2006	2005	2004	2003
	(In Thousands of re-measured NIS Except Per Share Amounts)

Sales	583,650	530,109	482,461	482,854	481,491
Income from ordinary operations	75,484	76,917	63,258	63,974	53,688
Share in profits (losses) of associated
companies, net	(1,739)	(19,686)	8,193	29,213	20,972
Net income	32,750	23,909	[1]41,861	[1]58,720	[1]38,469
Total assets	1,274,855	1,123,964	1,097,543	1,107,725	1,189,215
Fixed assets	411,551	362,539	340,914	300,746	291,060
Long-term debt	219,656	257,075	260,581	261,269	268,052
Shareholders' equity	622,425	374,768	461,406	520,482	550,354
Per Share Data:
Shares outstanding at end of year	5,060,774	4,032,723	4,002,205	3,996,674	3,968,295
Share outstanding to compute:
Basic net income per share	4,132,728	4,025,181	3,999,910	3,978,339	3,938,035
Diluted net income per share	4,139,533	4,055,628	4,051,610	4,043,714	3,969,708
Amount in NIS	50,608	40,327	40,022	39,967	39,683
Net income per share. (re-measured NIS)
Basic	7.93	5.94	10.47	14.76	9.77
Diluted	7.91	5.89	10.33	14.52	9.69
Dividend declared per share	-	[2]24.85	[2]**24.99	[2]25.12	[2]25.55

For further information about the effect of the application of U.S. GAAP, see Item 17.

**	Consists of two dividends declared in 2005 (see footnote 2 below)

[1]	The net income includes losses in the years 2005 and 2003, in the sum of NIS 10,000 thousands and NIS 16,986 thousands respectively, (representing other than temporary impairment of investment in associated companies (see Item 17-e)).

Net income in the years 2005, 2004 and 2003, includes gains of NIS 8,000 thousands, NIS 14,440 thousands and NIS 2,700 thousands respectively, originated from certain tax benefits for a further discussion of these items, see Item 5 – Operating and Financial Review and Prospects.

[2]	Dividend paid in 2003 includes a special dividend for 2003 in the sum of NIS 19.04 per share ($4.29 per share).
Dividend for 2003 in the sum of NIS 25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.
Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005.
An additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006.
Dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

Exchange Rates

        The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.233 to the dollar on May 31, 2008. The high and low exchange rates between the NIS and the U.S. dollar during the six months from December 2007 through May 2008, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =

December 2007	4.008 NIS	3.841 NIS
January 2008	3.861 NIS	3.625 NIS
February 2008	3.655 NIS	3.578 NIS
March 2008	3.656 NIS	3.377 NIS
April 2008	3.640 NIS	3.425 NIS
May 2008	3.461 NIS	3.233 NIS

        The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2003 - December 31, 2003	4.512 NIS/$1
January 1, 2004 - December 31, 2004	4.483 NIS/$1
January 1, 2005 - December 31, 2005	4.878 NIS/$1
January 1, 2006 - December 31, 2006	4.456 NIS/$1
January 1, 2007 - December 31, 2007	4.085 NIS/$1

B.	Capitalization and Indebtedness

        Not applicable.

C.	Reason for the Offer and Use of Proceeds

        Not applicable.

D.	Risk Factors

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

Future legal restriction may negatively affect the results of operations

        The Company’s activities and its subsidiaries and associated companies’ activities are confined by legal constraints (such as government policy on various subjects, different requirements made by the authorities supervising environmental regulations and governmental decisions to raise minimum wages). These restrictions may affect the results of operations of the Group.

* The Group – The Company and its subsidiaries and associated companies

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

        In September 2007 the company entered into dollar/Euro hedging transactions for periods of up to four months, in the amount of NIS 13.4 million, terminated at the end of 2007. In December 2007, the company entered into buy and sale transactions of Euro – NIS options for up to one year period for 20 million Euro.

Interest Risks

        The company is exposed to changes in interest rates, primarily in respect of bonds it has issued in the amount of NIS 196 million, as of December 31, 2007.

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

Risks Associated with credit from banks

The Company forms part of the I.D.B. Group and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which includes amongst other things, limits to the volume of loans an Israeli bank can issue to a single borrower; a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. I.D.B. Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the AIPM Group’s ability to borrow additional sums from Israeli banks and to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.
For further information, see “Item 11 – Quantitative and Qualitative Disclosure about Market Risk”.

Risk related to our paper and recycling business

We are dependent on the transporter of natural gas to our plant in Hadera.

        In October 2007, we converted our energy-generation systems, currently based on heavy fuel oil, to natural gas (see Item 4 Section D below). The termination by the natural gas transporter of its agreement with us to transport the natural gas that we use at our facility in Hadera could have a material adverse effect on our operations.

We are dependent on a single source supplier of natural gas.

        In our paper and recycling operations, we are dependent on our current supplier of natural gas Yam Tethys, which as of the date of this annual report is the sole supplier of natural gas in Israel, for the supply of natural gas to our facility in Hadera. If our agreement with Yam Tethys is terminated, we would be required to contract with natural gas suppliers outside of Israel, or to convert back to fuel oil, which, as of the date of this annual report, is significantly more expensive than natural gas. If we are required to contract with alternative natural gas suppliers outside of Israel, such a transition would involve a substantial expense.

Unforeseen or recurring operational problems and maintenance outages at any of our paper and recycling facilities may cause significant lost production.

        Our paper and recycling operations are concentrated in a small number of facilities in a limited number of locations. Our manufacturing process could be affected by operational problems that could impair our production capability. Each of our facilities contains complex and sophisticated machines that are used in our manufacturing process. Disruptions or shutdowns at any of our facilities could be caused by many factors, many of which are outside our control. If our facilities are shut down, they may experience prolonged startup periods, regardless of the reason for the shutdown. Any prolonged disruption in operations of any of our facilities could cause significant lost production, which would have a material adverse effect on our business, financial condition and operating results.

Our profitability may be affected by new environmental and safety laws and regulations and compliance expenditures.

        Certain aspects of our manufacturing operations are subject to a wide range of general and industry-specific environmental, and safety laws and regulations, which impose a substantial financial burden on our resources. Such financial expense is likely to increase as the public’s environmental awareness increases and laws and regulations impose additional obligations on us.

        In addition, as our operations involve the use of hazardous and poisonous materials, we may be exposed to litigation in connection with third-party damages, including tort liability and natural resource damages, relating to past or present releases of hazardous substances on or from our properties. We may be involved in administrative or judicial proceedings and inquiries in the future relating to such environmental matters which could have a material adverse effect on our business, financial condition and operating results.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

        We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 1988, in the market for the manufacture and marketing of packaging paper. Under Israeli law, a monopoly is prohibited from taking certain actions, and the Commissioner of the Israeli Antitrust Authority has the right to intervene in matters that may adversely affect the public, including imposing business restrictions on a company declared a monopoly, including supervision of prices charged. The Israeli antitrust authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as set maximum prices, in order to protect against unfair competition. Despite all the above-mentioned, the Israeli antitrust authority had not intervened and/or imposed any restrictions upon us with regard to our declaration as a monopoly. Restraints on our operations as a result of being considered a “monopoly” in Israel could adversely affect our financial outcomes in the manufacture and marketing of packaging paper activity.

Risk related to our office supplies business

We are dependent on continued success in securing large tenders.

        The office supplies activity is conducted through securing large-scale tenders for defined and fixed periods of time. We cannot assure that in the future we and/or our subsidiaries will continue to be successful at securing these tenders. If we and/or our subsidiaries are unsuccessful in continually securing certain large-scale tenders, this may negatively impact our sales volume which, in turn, may adversely affect our profitability in the office supplies sector of our business.

We are dependent on the ability of a wholly-owned subsidiary to maintain its current status as an exclusive distributor of certain international brands of office supplies.

        Graffiti Office Supplies & Paper Marketing Ltd., or Graffiti, our wholly owned subsidiary, through Atar Marketing Office Supplies Ltd., or Atar, also our wholly owned subsidiary, is the exclusive distributor of a number of international brands in the office supplies industry. If we were to lose exclusivity regarding one or more of these brands, this could adversely affect our profitability in this field. However, due to the fact that Graffiti is an exclusive agent for a number of providers, according to the assessment of Graffiti the effect of the aforementioned cancelation of exclusivity would not be material.

Risks relating to our location in Israel

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services

        We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing facilities. Specifically, we could be materially and adversely affected by:

—	any major hostilities involving Israel;

—	a full or partial mobilization of the reserve forces of the Israeli army;

—	the interruption or curtailment of trade between Israel and its present trading partners; or

—	a significant downturn in the economic or financial condition of Israel.

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Most recently, in the summer of 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units. Further, the establishment of a Hamas government in Gaza has created additional unrest and uncertainty in the region. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

        Generally, all nonexempt male adult citizens and permanent residents of Israel, including some of our officers and employees, are obligated to perform military reserve duty annually, and are subject to being called to active duty at any time under emergency circumstances. While we have operated effectively under these requirements since our incorporation, we cannot predict the full impact of such conditions on U.S. in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our business may be adversely affected.

        Furthermore, an economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the Company and the Group’s companies. In addition, these circumstances could reduce the demand for the Company’s products, and as a result hurt sales, financial results and profitability.

Risks relating to our ordinary shares

Our shares are listed for trade on more than one stock exchange, and this may result in price variations.

        Our ordinary shares are listed for trading AMEX and on TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on AMEX and New Israeli Shekels on TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

Any shareholder with a cause of action against us as a result of buying, selling or holding our ordinary shares may have difficulty asserting a claim under U.S. securities laws or enforcing a U.S. judgment against us or our officers, directors or Israeli auditors.

        We are organized under the laws of the State of Israel, and we maintain most of our operations in Israel. Most of our officers and directors as well as our Israeli auditors reside outside of the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, if you wish to enforce a judgment obtained in the United States against us, or our officers, directors and auditors, you will probably have to file a claim in an Israeli court. Additionally, you might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that Israeli courts generally enforce a final executory judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. However, payment in the local currency of the country where the foreign judgment was given shall be acceptable, subject to applicable foreign currency restrictions.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

        American Israeli Paper Mills Ltd. was incorporated in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies (which together with the Company are referred to as the “Group”) is Israel’s largest manufacturer of paper and paper products.

        The Company’s principal executive offices, and also the Company’s registered offices, are located at 1 Meizer St., Industrial Zone, P.O. Box 142, Hadera, Israel. The Company’s telephone number is (972-4) 634-9349, and its facsimile number is (972-4) 633-9740.

        Over the last few years, the Group has participated in several joint ventures as follows:

    1.        In July 1992, the Group purchased 25% of the shares of Carmel Container Systems Ltd. (“Carmel”), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products. On June 1, 2007 Carmel preformed a self-acquisition of its own shares, and as a result, the Group’s holding in Carmel increased. As of December 31, 2007, the Group held 36.2% of the shares of Carmel. Another major shareholder in Carmel is the Kraft Group LLC, an American shareholder holding49.6% of Carmel’s shares. Carmel shares were traded on the AMEX before it was delisted and deregistrated in 2005.

    2.        In 1996, Kimberly-Clark Ltd. (“KC”) acquired 49.9% of the shares of Hogla, a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd (“H-K”). H-K is engaged in the production and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products. The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer H-K access to international markets. In 1999, H-K purchased “Ovisan”, which was renamed to Kimberly-Clark Turkey (“KCTR”), a Turkish manufacturer and marketer of diapers and paper products. On March 31, 2000, KC increased its holdings in H-K to 50.1%.

    3.        Effective January 1, 2000, AIPM entered into a joint venture agreement (the “Agreement”) with Neusiedler AG, which later changed its name to Mondi Business Paper (“MBP”), pursuant to which MBP acquired 50.1% of AIPM’s printing and writing paper operations. The printing and writing paper operation was separated from AIPM upon the completion of this transaction and was sold to Neusiedler Hadera Paper (NHP), a subsidiary that was established for this purpose, of which MBP acquired 50.1%. NHP was renamed in 2004 to Mondi Business Hadera Paper, and was again renamed in February 2008 and is now called Mondi Hadera Paper (“Mondi Hadera”).

        In accordance with the Agreement, MBP was granted the option, unlimited by time and realizable at any time, by which MBP is allowed to sell its holdings in Mondi Hadera to the Company at a price 20% lower than Mondi Hadera’s value. According to the Agreement, Mondi Hadera’s value will be set according to a valuation that will not be less than the sum stated in the Agreement. According to oral understandings between senior officers of the Company and MBP that was resulted in proximity to the agreement between the parties, MBP agreed to actualize the option only in exceptional circumstances, such as those that paralyze production in Israel for long periods of time. Since the long period that passed from the date of those oral understandings, and due to changes in MBP’s management, recently accrued, the Company has taken a conservative accounting approach to the Agreement by reflecting the financial value of the option in the note regarding the transition to IFRS, which will occur in fiscal year 2008. See also Note 16(E)(7) to the financial statements of the Company for December 31, 2007.

    4.        Amnir Recycling Industries Ltd. (“Amnir”) (a wholly owned subsidiary of AIPM), which is engaged in the collection and recycling of paper and plastic waste and in the confidential data destruction business, acquired 20% of Cycle-Tec Recycling Technologies Ltd. (“Cycle-Tec”) in 1997 and an additional 10% in 1998. Cycle-Tec is a research and development company developing a process for manufacturing high-strength, low-cost composite materials based on recycled post-consumer plastic and paper treated with special chemical additives. As of May 31, 2008, Amnir owned 30.18% of Cycle-Tec.

    5.        In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d’Entreprises Automobiles (“CGEA”), for the sale of 51% of the operations of Amnir Industries and Environmental Services Ltd. (“Amnir Environment”) in the field of solid waste management. The agreement did not apply to Amnir’s operations in collecting and recycling paper and plastic. (As of February 13, 2007, the Company is no longer a shareholder in Amnir Environment – see Item 6 below.)

    6.        In March 2000, AIPM and CGEA entered into an agreement with Tamam Integrated Recycling Industries Ltd. (“TMM”) and its controlling shareholders. Through a jointly held company, called Barthelemi Holdings Ltd (“Barthelemi”), AIPM and CGEA acquired from TMM’s controlling shareholders 62.5% of the share capital of TMM, an Israeli company in the solid waste management field. Simultaneously, 100% of Amnir Environment’s shares were transferred to TMM in return for an allocation of 35.3% of the shares of TMM to the shareholders of Amnir Environment. Following the transaction, AIPM and CGEA together owned 75.74% of the shares of TMM. In August and September 2000, TMM acquired approximately 3% of its own share capital. In December 2001 and in August 2003 AIPM and CGEA acquired additional shares of TMM’s through the jointly held company Barthelemi, resulting in an increase in the ownership of shares of TMM by AIPM and CGEA to 88%. As of December 31, 2006, AIPM held directly and indirectly 43.08% of TMM’s shares and CGEA held 44.92%. On January 4, 2007, an agreement was signed between the Company and CGEA, according to which the Company sold to CGEA its holdings in Barthelemi and the remainder of its holdings in TMM. The $27 million transaction was completed on February 13, 2007. Since then, the Company has no longer been a shareholder in TMM.

    7.        In June 2005, C.D. Packaging Systems Ld. (“C.D.”, a company held jointly by AIPM and Carmel) acquired the business activity of Frenkel and Sons Ltd., in exchange for an allocation of shares in C.D. Both companies were engaged in the field of folding boxes. C.D. was renamed to Frenkel-CD Ltd. in the merger, which was effective as of January 1, 2006. As of May 31, 2008, the Group held 37.93% of C.D.‘s shares (directly and indirectly through Carmel, which holds 27.85% of C.D.‘s shares). In addition, Frenkel and Sons Ltd. held 44.3% of C.D.‘s shares.

        Other important events in the development of the Company include:

        During the first half of 2008, critical agreements were signed for acquiring the equipment required for a new production system for packaging paper produced from paper and board waste. The new production system at the Company’s Hadera site, which will have an output capacity of approximately 230 thousand tons per annum, will cost an estimated NIS 690 million (approximately $170 million). The principal equipment for the production system was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO. For further details, see Item 10.C Material Contracts.

On January 1, 2007, an agreement was signed with Arledan Investments Ltd., according to which the Company sold its leasing rights over a plot of land of approximately three acres in “Ramat Hahayal”, for a sale price of approximately NIS 57 million. The property is rented until January 2013. For further details, see Item 10.C Material Contracts.

        In November 2007, the Company allocated via private placement 1,012,585 ordinary shares NIS 0.01 par value each which on the allocation date comprised 20% of the Company’s issued share capital in exchange for a total investment of NIS 213 million. About 60% of these shares (607,551 shares) were allotted to shareholders in the Company, Clal Industries Ltd. and Discount Investments Corporation Ltd. (hereinafter in this paragraph: the “Special Offerees”), in accordance with their pro-rata holdings in the Company, and 40% of these shares (405,034 shares) were offered by way of a tender to institutional and/or private investors (whose number did not exceed 35) (hereinafter in this paragarph: the “Ordinary Offerees”). The share price for Ordinary Offerees, determined by auction, was NIS 210. Accordingly, the share price for Special Offerees, considering the number of shares offered to Special Offerees, was set at NIS 211.05 (the auction share price plus 0.5%). The Company paid the distributors a rate of 1.2% of the total consideration received from institutional and/or private investors, that is, a sum of NIS 1,020,686. The consideration received in respect of the allotment of these shares, shall be used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in Item 4.D Property, Plants and Equipment.

        On May 11, 2008, the Board of Directors approved the change of the name of the Company from American Israeli Paper Mills Ltd. to Hadera Paper Ltd. or to a similar name approved by the Israeli Registrar of Companies and to amend the Company’s articles of association accordingly. The change shall be effective subordinate to the approval by shareholders at the Annual General Meeting that will be held in June 2008, and after approval of the Israeli Registrar of Companies.

        On May 26, 2008, the Company publicly filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange (“TASE”) a shelf prospectus pursuant to which the Company may issue from time to time: (1) Up to 1,000,000 ordinary shares of the Company, par value NIS 0.01 each; (2) Up to five series of debentures (series 3 to 7) each of a total principal amount of up to NIS 1,000,000,000, payable in a number of payments, as described in the shelf prospectus; (3) Up to five series of convertible debentures (series 8 to 12) each of a total principal amount of up to NIS 1,000,000,000, payable in a number of payments, as described in the shelf prospectus; (4) Up to four series of warrants (series A to D), each series including no more than 10,000,000 warrants, each warrant is exercisable into one ordinary share of the Company, par value NIS 0.01 each, subject to adjustments, in return for cash payment, as described in the shelf prospectus; and (5) Up to four series of warrants (series E to H), each series including no more than 1,000,000 warrants, each warrant is exercisable to debentures with principal amount of NIS 100 from Series 2, 3 to 7 and 8 to 12 of the Company, subject to adjustments, in return for cash payment, as described in the shelf prospectus. The offering of the ordinary shares, debentures and warrants in accordance with the shelf prospectus shall be made in accordance with Article 23A(F) to the Israeli Securities Law of 1968, pursuant to shelf offering reports, in which all the details specific to that offering shall be disclosed. The securities covered by the shelf prospectus have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Capital Expenditures and Divestitures

2007

The Company’s investments in fixed assets totaled about NIS 82.0 million (about $ 21.3 million) in 2007. These investments included:

–	Investments of approximately NIS 1.8 million ($ 0.5 million) in environmental expenditures.
–	An investment of approximately NIS 12.5 million ($ 3.3 million) in a conversion to gas system.
–	Investments of approximately NIS 19.4 million ($ 5.0 million) in conversion and improvement of steam tanks.
–	Investments of approximately NIS 2.8 million ($ 0.7 million) in real estate in Naharia as a reserve for the Company's future development.
Investments of approximately NIS 5.6 million (about $1.4 million) in new packaging paper production system (“Machine 8”).
–	Investments totaling NIS 39.9 million ($ 10.4 million) in buildings, equipment, transportation and information technology.

2006

The Company’s investments in fixed assets totaled about NIS 53.1 million (about $ 12.5 million) in 2006. These investments included:

–	Investments of approximately NIS 3.0 million ($ 0.7 million) in environmental expenditures.
–	An investment of approximately NIS 2.5 million ($ 0.6 million) in a conversion to gas system.
–	Investments of approximately NIS 13.9 million ($ 3.3 million) in conversion and improvement of steam tanks.
–	Investments of approximately NIS 1.7 million ($ 0.4 million) in real estate in Hadera as a reserve for the Company's future development.
–	Investments totaling NIS 32.0 million ($ 7.5 million) in buildings, equipment, transportation and information technology.

2005

The Company’s investments in fixed assets totaled about NIS 71.1 million (about $15.4 million) in 2005. These investments included:

–	Investments of approximately NIS 4.6 million ($1.0 million) in environmental expenditures.
–	An investment of approximately NIS 1.8 million ($0.4 million) in a conversion to gas system
–	Investments of approximately NIS 36.8 million ($8 million) in real estate in Hadera an Naharia.
–	Investments totaling NIS 27.9 million ($6 million) in buildings, equipment, transportation and information technology.

B.	Business Overview

        I. The Group’s Operations and Principal Activities

        The Company is engaged through its subsidiaries in the manufacture and sale of packaging paper, in the collection and recycling of paper and plastic waste and in the marketing of office supplies, mainly to the institutional and business sector. The Company also holds interests in associated companies that deal in the manufacture and marketing of printing and writing paper, household paper products, hygiene products, disposable diapers, kitchen products, corrugated board containers and packaging for consumer goods.

        In 1995, the Company formed a wholly-owned subsidiary, AIPM Paper Industry Ltd. to engage in production and sale of packaging paper.

        In order to serve its paper production activities, the Company, through a wholly-owned subsidiary, supplies various services, including engineering services, maintenance, steam and energy, water supply, and sewage treatment, to a variety of paper machines located at the Company’s main production site in Hadera in return for cost sharing (the cost of the above-mentioned services are divided among the Group companies, according to the actual use and consumption of their paper machines located in Hadera). In December 2007, the Company applied to the Israeli Income Tax Authority requesting approval to spin-off operations of this subsidiary to a new company named Hadera Paper – Development and Infrastructure Ltd. The objectives of this spin-off are to improve efficiency and to allow the Company in the future to consider forming strategic partnerships with AIPM Paper Industry operations. To date, Income Tax Authority approval of the spin-off has not yet been received, and the spin-off has not yet been completed.

        The Company operates in its main production site in Hadera according to the following standards:

        ISO 9001/2000 – quality management

        ISO 14001 – environmental regulations

        Israeli Standard 18001 - safety

        The principal products manufactured and/or marketed by the Group are as follows:

—	Grades of Paper and Board

        Printing and writing paper, publication papers in reels, coated paper, recycled paper, cut-size paper for copy laser and inkjet, copy-book paper, paper for continuous forms, paper for envelopes and direct mailing and various grades of packaging paper and board.

—	Packaging Products

        Folding cartons, corrugated containers, consumer packages solid board containers and pallets.

—	Household Products

        Bathroom tissue, toilet paper, kitchen towels, facial tissue, napkins, disposable tablecloths, sanitary towels, panty shields, tampons, disposable baby diapers, training pants, baby wipes, disposable adult diapers, and incontinence pads.

—	Industrial, Hospital and Food Service Products

        Toilet paper, towel rolls, C-fold towels, napkins, place mats, coasters, bed sheets, wadding, paper, toilet seat covers, disposable bed-pans and urinals, sterilizing paper, bathroom tissue and paper towel dispensers, dispensers for liquid hand soaps and room deodorizing dispensers for washrooms and cleaners, detergents and cleaning complementary products, cups and plates, and examination gloves.

—	Other Products

        Aluminum food wraps, cling-film wraps, garbage bags, oven baking and cooking trays, office supplies, recycled ground and palletized plastics used by the plastic products industry.

Sales and Marketing

        The Group’s packaging products are sold mostly to five main customers in Israel (one of them is an associated company) which operate in the corrugated board sector with whom the Group has long-standing business relationships.

        The Group’s office supplies products are sold to thousands of customers in the business to business sector and to institutions such as governmental offices, health maintenance organizations and banks. About 21% of the sales are made through tenders.

        The Group’s paper grade products are sold to publishers, big and medium size printers, converters, and wholesalers, some of which are part of the Group, as well as other customers.

        The Group’s household products are marketed mainly through retail marketing chains, stores and the institutional market.

        The Group’s packaging products are sold to a wide range of customers in different sectors (e.g., to the agriculture, and food and beverage industries), including direct marketing to ultimate customers through subcontractors and agents.

        The Group’s main marketing strategy has the following objectives:

(a)	Maintaining its existing dominant share in the Israeli market for paper grade and household products produced by the Group and imported by it, through short delivery times and prompt service, while constantly improving the quality of its products.

(b)	Meeting the growing and changing requirements of the market by adding new products and improving the quality of existing grades of paper in order to meet the technological changes required by new printing equipment and the needs of the customers.

(c)	Exploring new business opportunities in Israel and abroad, and increasing the range of its products and its production capacity.

        In March 2007, KCTR signed an agreement in principle with Unilever, according to which Unilever shall distribute and sell KCTR’s products in Turkey, excluding distribution and sales to food chains, which will be done directly by KCTR. The agreement was signed to help KCTR increase its market penetration and volume of sales following the approval of a strategic plan by KCTR to expand its activities in Turkey in the coming decade. The complete strategic plan is designed to expand the activities of KCTR from the current yearly sales volume of $50 million to a volume of $300 million in the year 2015.

        The following table sets forth the consolidated sales in NIS millions by categories of the consolidated segments of operations:

Packaging Paper Manufacturing and Recycling [1]			Marketing Office Supplies [2]			Total
2007	2006	2005	2007	2006	2005	2007	2006	2005

464.7	408.0	368.9	119.0	122.1	113.6	583.7	530.1	482.5

1.	Packaging paper manufacturing and recycling – Manufacturing and marketing of packaging paper, including collecting and recycling of paper waste. The manufacturing of packaging paper relies mainly on paper waste as raw materials.

2.	Marketing office supplies – Marketing of office supplies and paper, mainly to institutions.

Raw Materials

        The raw materials required for paper and board production are different wood pulps, secondary fibers (i.e., waste paper) and various chemicals and fillers. Pulp is imported primarily from major suppliers in Scandinavia, the United States, Portugal, Austria, Chile and Spain. The bulk of the pulp tonnage purchased by the Company is secured by revolving long-term agreements renewed on a yearly basis. All of the pulp for the printing and writing paper manufactured by Mondi Hadera is purchased by Mondi Paper (the Austrian parent company), which purchases pulp for its subsidiaries around the world. This ensures fluent supply and better prices.

        The pulp for household products is imported by H-K with the assistance of K-C.

        About 65% of the fibers required in paper production by the Group (including printing and writing paper and household products for the operation of its associated companies) come from waste paper, which in some paper grades is used in lieu of relatively more expensive pulp. The production of packaging and brown wrapping paper is based mostly on recycled fibers. Therefore, the main raw material used for the production of packaging and brown wrapping paper is paper waste, most of which is collected from various sources by Amnir, a wholly owned subsidiary of the Company. Approximately 210,000 tons per year of waste paper are collected and handled by Amnir, most of which are used by the Group for the production of fluting and tissue paper, and some of which is sold to other tissue paper manufacturers. Apart from the waste paper collected by Amnir, American Israeli Paper Mills Industries (1995) Ltd, Company’s subsidiary, purchase residue which is created during the production of packages and purchased from the manufacturers of corrugated board.

        The relative absence of supporting enforcement of Israel’s Recycling Act, which mandates waste recycling, detracts from the Company’s ability to expand waste collection. On January 16, 2007, however, the Clean Environment Act (9th amendment) – 2007 was enacted, imposing a landfill levy on waste. Pursuant to the provisions of this act, a landfill charge will be levied against waste, at the rate of NIS 10 per ton in 2007, rising up to NIS 50 per ton from 2011 and thereafter. The enforcement of this act may lead to improved capacity in paper waste collection.

        Also, Amnir is preparing to increase paper waste collection over the coming years following approval by the Company’s Board of Directors of an investment in a new machine for packaging paper, at a cost of approximately $170 million (see also Item 4.D. Property, Plants and Equipment). The construction of the new packaging machine will require twice the volume of paper waste collection to serve as raw material in the production of packaging paper over the coming years. Amnir is gearing up to increase collection volumes in anticipation of the installation of the new packaging paper machine.

        The main raw material required for the manufacture of corrugated board is board paper. Carmel purchases paper from two main suppliers which are also shareholders of Carmel.

        Since 1996, Mondi Hadera, an associated company, has been using precipitated calcium carbonate (“PCC”), a special pigment used for filling and coating paper, in order to improve paper quality. In 2005, an agreement was signed between Mondi Hadera and the Swedish company Omya International AG (“Omya”) for the supply of PCC. The original agreement was signed for a period of 10 years and, in 2007, the parties signed an agreement extending it for another four years. The supplier is contesting the aforesaid extension period. Omya constructed and operates a PCC plant in Israel. In September 2005, the Agreement was converted to an Israeli fully-owned subsidiary of Omya. The PCC purchased from Omya replaced a former PCC purchase from another PCC supplier, and led to a significant PCC cost saving.

        The cost of paper production is affected by fluctuating raw material prices and the cost of water and energy (during 2007, the cost of paper production was affected also by prices of fuel oil. However, since October 2007, the Company converted its energy-generation systems, which had been based on fuel oil, to natural gas). The associated companies are exposed to fluctuations in raw material prices, as well as the prices of products purchased for import that arrive in Israel with no tariffs and no entrance barriers. Unusual increases in the cost of raw materials or in the quantity of imported finished products could impair profitability.

Competition

        Most of the Group’s products that are sold in the Israeli market are exposed to competition with local and imported products. The imported products arrive in Israel exempt from import tariffs, especially from the European Economic Community (“EEC”), the European Free Trade Association (“EFTA”) and the U.S. Tariffs on imports of fine paper from other countries range up to 12%.

        The main competitors of the Group in the different fields of operation are Israeli companies which sell mainly imported products, except for sales of baby diapers and hygienic products (in which the main competitor of H-K is Proctor & Gamble Co.)

        In the market for office supplies that are sold directly to institutions and businesses, there are numerous local suppliers that compete with the Company.

        The sector of office supplies with direct delivery to organizations and businesses includes two dominant competitors, Office Depot and Kravitz, which together with Grafiti primarily dominate the tender and strategic business customer segment. In addition, there a large number of small competitors, which mostly operate within a limited geographical area. In late 2006 and early 2007, several tenders of the Accountant General of the Ministry of Finance were issued for office supplies and consumables office supplies. The tenders were secured by Office Depot, whose market share in this sector is therefore expected to grow to about 11%. Graffiti and Kravitz will each possess an estimated 10% market share after implementation of the new General Accountant tenders.

        The Group’s collection and paper recycling operation competes with local companies which operate in every region of Israel.

        The competition has influence over the selling prices that the Group can charge. The Group competes with the imported products by emphasizing the advantages of having a local supplier by ensuring the customers uninterrupted supply and service on short notice and excellent quality of products.

        Competition in packaging paper is against imports. Imports into Israel include all paper types produced in Israel at different paper qualities. To the best of the Company’s knowledge, the primary overseas competitors include Varel – Germany, Emin Leidlier– France, Saica – Spain, Hamburger – Austria, SCA – Italy, Otor – France and Nine Dragons – China.

        Regarding Mondi Hadera, entry barriers to manufacturing writing and print papers are high due to heavy investments required in paper machinery. On the other hand, Mondi Hadera is exposed to competition from paper importers who do not face entrance barriers to the Israeli market. As there are no restrictions, obstacles or customs duties imposed on paper imported into Israel, Mondi Hadera must constantly maintain other advantages it has as a local manufacturer, such as availability, flexibility, service and quality, in order to deal with paper importers. Mondi Hadera’s main competitors are the following paper importers: Niris Ltd., Ronaimer Ltd., Allenper Trade Ltd., Mei Hanahal Ltd. and BVR Ahvat Havered Ltd.

        Hogla-Kimberly operates in a very competitive environment with the local market as well as against imported products. Nevertheless, the operations of Hogla-Kimberly in the manufacture of paper products and diapers is characterized by few competitors, especially in view of the elevated entrance barriers that exist therein, include inter alia, significant investments in production facilities, investments in distribution infrastructure and frequent investments in technological improvements. It should further be noted that although there exists no limit on the import of paper products and diapers, other than tariffs on imports from the Far East, due to the bulky nature of some of the products, local production enjoys a significant economic advantage.

        Regarding feminine hygiene products and disposable diapers, Hogla-Kimberly’s main competitor is Procter and Gamble (P&G). Regarding household paper products, Hogla-Kimberly’s main competitors include Sano – Bruno’s Plants Ltd. (hereinafter: “Sano”), Shaniv Paper Industries Ltd. (hereinafter: “Shaniv”) and Kalir Chemicals – Production and Marketing Ltd. (hereinafter: “Kalir”). It should be noted that as part of the competition in the household paper products market to the Ultra-Orthodox activity, one of the company’s competitors (Shaniv), shuts down its production on Saturdays (the “sabbath”). This fact may constitute a certain advantage for this competitor in that particular market. In the activity of paper products to the institutional market, Hogla-Kimberly’s main competitors include Kalir and Sano. In the home cleaning aids activity there are many competitors and a large market share is held by private labels.

        The Company’s operations depend – to a great degree – on energy consumption, and are therefore strongly impacted by fuel prices. Profit margins may be eroded if fuel and electricity prices surge.

        In December 1989, the Company was declared a monopoly in the manufacture and marketing of packaging paper by the Israel Antitrust Authority- there are no special provisions for the packaging paper.

        Regarding seasonality, H-K’s products are generally sold year-round, with some increase in sales during the Jewish holiday seasons (Rosh Hashanah and Passover).

C.	Organizational Structure

        As of May 20, 2008, Clal Industries and Investment Ltd. beneficially owned 37.98% of the ordinary shares of the Company and Discount Investment Corporation Ltd. beneficially owned 21.45% of the ordinary shares of the Company. Clal and DIC agreed in 1980 to coordinate and pool their voting power in the Company. To the best of our knowledge, IDB Development Corporation Ltd. owns 73.88% of DIC and 60.52% of Clal. See “Item 7. Major Shareholders and Related Party Transactions”.

Significant subsidiaries and associated companies

Name of the Company	Ownership and Voting	Country of Incorporation

Subsidiaries
Amnir Recycling Industries Ltd.	100.00%	Israel

Graffiti Office Supplies & Paper Marketing Ltd.	100.00%	Israel

Attar Marketing Office Supplies Ltd.	100.00%	Israel

American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00%	Israel

Associated Companies
Hogla-Kimberly Ltd.	49.90%	Israel

Kimberly -Clark Tuketim Mallari Sanayi Ve Ticaret A.S.
("KCTR") (held through H-K)	49.90%	Turkey

Mondi Paper Hadera Ltd.	49.90%	Israel

Barthelemi Holdings Ltd.**	35.98%	Israel

T.M.M. Integrated Recycling Industries Ltd. (direct and indirect)**	43.08%	Israel

Carmel Containers Systems Ltd.	36.21%	Israel

Frenkel- CD Ltd. (direct and indirect through Carmel)	37.93*	Israel

Cycle-Tec Recycling Technology Ltd.	30.18%	Israel

* The holding in voting shares is 35.11%

** As of February 2007, the Company no longer has any holding in these entities.

D.	Property, Plants and Equipment

        The Group’s principal executive offices and manufacturing and warehouse facilities are located on approximately 87.5 acres of land in Hadera, Israel, which is 31 miles south of Haifa. Hadera is a major seaport located 28 miles north of Tel Aviv. The Company owns 68.5 acres of the land on which it operates, of which 19.27 acres were purchased in 2005 for the amount of $4.4 million. An additional 17 acres are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate from 2012 until 2056. Some of this land is rented to associated companies, which operate in Hadera.

        The Group’s facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 1,200,000 square feet are utilized for manufacturing, storage and sales and administrative offices. In addition, AIPM leases from the Israel Land Administration approximately 6.25 acres in Nahariya, in northern Israel, under a lease agreement until 2018, which are rented to an associated company. Recently, the Company acquired the contractual rights via a development agreement in another area of approximately 0.9 acres in Nahariya, which will also be rented to the associated company. In September 2002, the Company signed an agreement with the Tel Aviv Municipality for the extension of the lease period until 2059 of a real estate lease for a plant in Tel Aviv that had been shut down at the end of 2002, in return for the payment of $6.2 million by the Company. The Company is investigating several options for using the land. According to the lease agreement, the Company is obliged to utilize its building permits until September 2009.

        The Group also owns a two-acre parcel in the industrial zone of Bnei Brak, which is near Tel-Aviv and used for waste paper collection.

        The Group owned a warehouse containing 50,000 square feet of space situated on approximately 3.1 acres of land in the Tel Aviv area, leased from the Israel Land Authority and rented to third party under a long term lease agreement. On December 31, 2006, the Company sold its lease rights to this land to Erledan Investments Accountant Ltd. in consideration of NIS 57 million. For further information, see Note 10 (i) to the financial statements of the Company.

        H-K’s headquarters and logistics center, which are leased under a long-term lease agreement, are located in a new, modern site in Zrifin, near Tel-Aviv. The headquarters and logistics center, covers an area of 430,550 square feet, with 188,370 square feet of buildings. An additional production plant owned by H-K is located in a 10-acre plot in Afula, a city in northern Israel.

        Associated companies rent plants and office facilities in Caesarea and additional warehouses and waste paper collection sites throughout Israel.

        The machinery, equipment and assets of the Company are free of any mortgage, lien, pledge or other charge or security interest.

        The Group owns five paper machines that are used in the manufacture of various grades of paper and board. Most of the paper production facilities of the Company and its subsidiaries are located in Hadera, where the Company operates four of the five machines with a combined production capacity of over 320,000 tons per year. The fifth machine is located in Nahariya, which produces tissue paper with a production capacity of 20,000 tons per year.

        In November 2006 and October 2007, the Company’s Board of Directors approved an investment of approximately $170 million to construct a new packaging paper machine in Hadera for the manufacture of packaging paper from cardboard and paper waste. The machine will have an output capacity of 230,000 tons per annum. Subsequent to the construction of the new machine, planned for 2009, and along with the parallel decommissioning of one of two packaging paper machines currently operating, the Company’s annual production capacity for packaging paper will increase from 160,000 tons at the present time, to approximately 330,000 tons per year. The new packing paper machine is intended to address growing demand in the local market for packaging paper at prices and of a quality that are competitive with prices and quality of imported packaging paper. As at the date of this annual report, the Company has signed the principal agreements necessary for the purchase of the main equipment for the new paper machine, and the Company is in the process of negotiating agreements with additional suppliers and contractors required for the new paper machine. The Company intends to finance the construction of the new machine partially with proceeds received from the private placement in November 2007, as described in Item 4 Section A. In addition, the company is analyzing various other alternatives for raising the additional funds required to complete the acquisition of the new machine, including by way of a public offering of the Company’s securities. The Company has yet to decide how it will finance the project, and is currently analyzing various alternatives.

        The Group also operates converting lines for the production for personal care and household paper products in Hadera and Nahariya.

        The Group maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products, a plant in Migdal Haemek for the production of paperboard consumer packages and a plant in Hadera for recycling plastic waste.

        In 2000, the Company established a new co-generation power plant in Hadera, based on high-pressure steam available from steam drying employed in paper production, for a total investment of about $14 million. With the operation of the power plant, the Group now enjoys an independent power generation capacity of 18 megawatt, with generation costs considerably lower than the cost of electricity previously purchased from the Israel Electricity Company. As part of this project, the infrastructure of the main electricity supply system was renovated and improved, utilizing modern technological innovations. In October 2007, a malfunction was discovered during routine maintenance testing of the steam turbine in the new power plant,. Due to this malfunction, from October 2007 up to the beginning of June 2008 , only up to 7 megawatt was generated by an alternative turbine, that was temporarily being used by the Company, due to this malfunction. The malfunction had been repaired at the beginning of June 2008. The Company estimates this malfunction will not have a material impact on the Company, since the Company estimates, based on a letter received by the Company from its insurance company in March 2008, that the insurance company will cover the major portion of the loss associated with the malfunction.

        During October 2007 the Company converted its energy-generation system that had been using heavy fuel oil to natural gas, and completed the transition of the energy system at its Hadera facility from fuel oil to natural gas. The use of natural gas is expected to significantly lower the cost of energy to the Company, while concurrently significantly reducing the amount of emissions released into the atmosphere. The Company has invested a total of NIS 30 million in infrastructure installation and conversion of existing equipment for the use of natural gas instead of fuel oil. The Company estimates that the transition to the use of natural gas, based on the current natural gas and fuel oil prices, will yield annual savings which would, in turn, improve net profit by NIS 25 million per full year of operation. In 2007, the Group reduced its energy costs by NIS 12 million, primarily due to the transition from the use of fuel oil to the use of natural gas during the fourth quarter of 2007. Pursuant to the Company’s agreement with Yam Tethys, as described in Item 10 Material Contracts Section 10.C below, natural gas will be supplied by the Yam Tethys partnership through mid-2011. As part of the process of the Company’s transition to the use of natural gas instead of fuel oil, the Company has had to adapt its work environment accordingly, including by implementing changes according to its hazardous materials permit as well as its policies regarding work procedures.

        In addition, the Company is examining and promoting a project for establishing a combined cycle co-generation plant based on natural gas in Hadera, to be supplied by East Mediterranean Gas Company (“EMG”) pursuant to the principles agreement signed by the parties on May 2007, as described in Item 10 Material Contracts. The new plant is expected to enable the Company to sell electricity to external users, including the Israel Electric Company (IEC) and/or private customers. The project for the new power plant is in the final stages of configuration and feasibility studies.

        As part of the progress of examining and promoting the project, the Israeli Minister of National Infrastructure granted the Company a basic permit to generate electricity by means of power and heat systems (co-generation). In addition, in December 2004 the project was announced as a “National Infrastructure Project” by the Israeli Minister of National Infrastructure.

        The permit authorizes the Company to build a power station with a total output of 230 megawatts, with integrated cycle co-generation, operating on natural gas, at the AIPM site in the Hadera Industrial Zone. This authorization is contingent upon several conditions that have yet to be met, including, among other things, meeting the production license requirements, meeting the requirements of the Electricity Economy Law, and achieving certain milestones outlined in the authorization.

        In October 2006, the National Infrastructure Committee approved the change in designation of 40,000 m(2) of land, adjacent to the Company’s premises in Hadera, to be used as a power station and for other uses. The approval was empowered by the Israeli government on February 6, 2007.

        Environmental Regulation Matters

        The business license for the main production site of the Group in Hadera includes conditions regarding sewage treatment, effluent quality, air quality and the handling of waste and chemicals. In addition, the Company is required to operate the site in accordance with the conditions specified by the Israeli water commission regarding effluent disposal. To the best knowledge of the Company, the Company operates the site in compliance with such requirements, and in the event of non-compliance, the Company acts in conjunction with such governmental authorities to rectify any violations.

        In November 2006, the Environmental Protection Ministry announced that, even though the Company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards. The Company expects that the investigation will not have a material impact on its operations.

        Certain of the Group’s manufacturing operations are subject to environmental and pollution control laws in Israel. In order to comply with these laws, during 2001, the Group planned and acquired a new, modern facility for the treatment of effluents using an anaerobic treatment process. This process was installed on the Group’s site in Hadera as a pre-treatment phase in the existing system which is based on aerobic treatment, in order to improve the quality of the treated effluents so that they are in compliance with environmental regulations.

        During the years 2000-2007 the Group invested approximately $15.9 million in Hadera site on projects intended to enable the Company to comply with the strict environmental regulations applicable to it, approximately $4.4 million of which was invested in 2007, including a $3.6 million investment in the conversion of the energy system to consume natural gas instead of fuel oil as described below, $250 thousand for noise reduction projects at the Hadera facility, as well as an investment in reuse of treated waste water at the facility and improved reliability of the water and sewage treatment system.

        In October 2007, the Company converted its energy-generation system that had been using heavy fuel oil to natural gas, and completed the transition of the energy system at its Hadera facility from fuel oil to natural gas. The Company invested approximately $8 million in converting its energy-generation systems, currently based on heavy fuel oil, to natural gas. This process was completed with the completion of the installation of the natural gas pipeline to Hadera. This project is expected to significantly reduce the cost of energy to the Company, which, in turn, would improve net profits by approximately $6.5 million per full year of operation, as well as improve the Company’s compliance with environmental requirements by using natural gas instead of fuel oil. In 2007 the Group reduced its cost of energy by approximately NIS 12 million, or $3 million, primarily due to the transition from the use of fuel oil to the use of natural gas for steam generation during the fourth quarter of 2007.

        Furthermore, over the past two years the Company has been implementing a gradual plan to further reduce noise at the Company’s facility in Hadera. In 2007, the Company invested a total of NIS 1 million in implementation of this plan.

        The Company estimates that its total environmental expenses in 2008, arising in the normal course of business, will amount to NIS 3.6 million. This amount includes investments in environmental compliance that have been approved by the Company’s Board of Directors, as well as on-going Company activities related to environmental protection. According to Company estimates, these expenses are not expected to decline in coming years.

        In 2007 all plants at the main Hadera site successfully passed various environmental inspections.

ITEM 4A. UNRESOLVED STAFF COMMENTS

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

The Company identified the following critical accounting policies:

Inventories

        Commencing January 1, 2007, the Company has been implementing the provisions of Accounting Standard No. 26, "Inventories".

        Inventories are measured at the lower of cost or net realizable value. The cost of inventories includes acquisition costs, fixed and varied overhead costs, as well as others costs incurred in bringing the inventory to the current location and condition.

        The net realization value represents the selling price estimate during the ordinary course of business, net of the estimate of completion costs and the estimate of costs required to perform the sale.

        Until December 31, 2006, inventory was presented at the lower of cost or market value.

        In accordance with the Standard, when inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories should be presented at cost reflecting the purchase price under ordinary credit terms. The difference between the actual purchase amount and the cost reflecting the purchase price under ordinary credit terms, is recognized as an interest expense during the credit period.

        The cost of inventory is determined on a moving average basis.

        The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group’s affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

        The first-time application of the standard did not have any effect on the Company’s financial statements.

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

Deferred income taxes

        The Company and the companies in the Group allocate taxes in respect of temporary differences between the value of assets and liabilities in the financial statements and their tax base and in respect of losses for tax purposes, whose realization is predictable. Deferred taxes are computed at the tax rates expected to be in effect at the time of realization thereof, as they are known at the balance sheet date.

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

Impairment in value of Long-Lived Assets (including fixed assets and investments in associated companies)

        In February 2003, Accounting Standard No. 15 of the Israeli Accounting Standard Board (hereafter – IASB) – “Impairment of Assets”, became effective. According to this standard the Company assesses – at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset. See Note 2g to the Financial Statements.

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

Discontinuance of Adjusting Financial Statements for Inflation

        The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS), in accordance with the provisions of Israel Accounting Standard No. 12 – “Discontinuance of Adjusting Financial Statements for Inflation” – of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies (see also below) “permanent” investments, and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar (based on the exchange rate of the dollar at December 31, 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

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

Deferred charges

        Until December 31, 2005, the deferred charges in respect of issue of debentures were displayed in Other Assets at their cost, deduction of accumulated amortization. The above expenses that were attributed to the debenture issuance were amortized at the straight line method on the basis of the weighted average of the debentures in turnover, till their redemption date.

        The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

Revenue Recognition

        Commencing January 1, 2006, the company applies Israel Accounting Standard No. 25 of the IASB – “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company.

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

        The Company implements Clarification No. 8 of the Israeli Institute of Accounting Standard regarding the reporting of revenues on a gross basis or a net basis. Accordingly, the Company’s revenues as an agency or intermediary, without bearing the risks and returns that derive from the transaction, are presented on a net basis.

        Interest income is accrued on a cumulative basis, taking into consideration the principal to be repaid and by using the effective interest rate.

        Dividend income in respect of investments is recognized on the date in which the entitlement for said income was created for the shareholders.

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

        In accordance with the transitional provisions of the standard, on January 1, 2006 the affiliated company recognized an expense of NIS 1.1 million as a result of presentation in present value, resulting from the adjustment of trade receivables in respect of such credit transactions to their present value on the effective date of the standard, the share of the company at the adjustment effect as above was approximately NIS 0.5 million which is presented in these financial statements under “Cumulative effect, at beginning of year, of an accounting change in an associated company”.

Share – Based Payment

        Commencing January 1, 2006, the company applies Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment”, which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

        Since the company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the financial statements of the Company.

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

As to the data used in the computation of net income per share, as above – see Note 11 to the Financial Statements.

Effects of Prior Year Misstatements

        In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Financial Statements – Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, or SAB 108. SAB 108 requires companies to quantify the impact of all correcting misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006. We initially applied the provisions of SAB 108 using the cumulative effect transition method in our annual financial statements for the year ending December 31, 2006 in connection with our accounting treatment for various misstatements the cumulative effect of which on our retained earnings as at December 31, 2005 totaled NIS 2,665 thousand net of tax.

General

1.     On March 7, 2006, T.M.M (an associated company) announced that the Israeli Securities Authority had addressed T.M.M with regard to an investigation the authority is conducting. At this stage, T.M.M is unable to estimate the impact of the investigation on the Company. On January 4, 2007, the Company sold all its holdings in T.M.M. (See Item 4A – History and Development of the Company above). Regarding T.M.M., true to publishing date of this report, the Company does not have any new information.

2.     On April 15, 2007, at a General Meeting the shareholders approved the appointment of Brightman Almagor & Co as the Company’s external auditors for the year 2007. Brightman Almagor & Co replaced Kesselman & Kesselman & Co who served as the Company’s external auditors since 1954.

3.     In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 287,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

        On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options as a pool for the future grant to officers and employees of investees, subject to the approval of the board of directors.

        The date of grant of the options was set for the months of January- March 2008, subject to restrictions of Section 102 (capital route) of the Income Tax Ordinance. As of the date of approval of the financial statements, 250,500 options had been allotted. Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965 (subject to adjustments). The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

        The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

        The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	217.10-245.20
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*) The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

A.	Operating Results

        The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

Amount and Percentage Increase (Decrease)

New Israeli Shekels (in thousands)1

	Year ended 12/31/07 v. year ended 12/31/06		Year ended 12/31/06 v. year ended 12/31/05
	Changes	%	Changes	%
	NIS		NIS

Net sales	53,541	10.1	47,648	9.9
Cost of sales	22,129	5.3	35,546	9.3

Gross profit	31,412	28.2	12,102	12.2
Selling, administrative and general expenses	6,544	10.7	4,939	8.8

Income from ordinary operations	24,868	49.2	7,163	16.5
Financial expenses (income) - net	11,553	(37.1)	(18,621)	149.1
Other income	(39,483)	(105.8)	32,861	739.4

Income before taxes on income	(3,062)	(5.4)	21,403	60.6
Taxes on income	(2,605)	15.6	(10,711)	178.8

Income from operation of the Company and the
consolidated subsidiaries	(5,667)	(14.2)	10,692	36.5
Share in profits (losses) of associated companies	23,779	(89.2)	(42,616)	(259.6)
Cumulative effect, at beginning of year of an
accounting change in an associated company	-	-	(461)	-

Net income	18,112	135.9	(32,385)	(70.8)

*	The statements of income for the years ended December 31, 2007, 2006 and 2005 are presented in New Israeli Shekels as explained in note 1 to the Financial Statements.

        The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar increased (decreased) over the prior year by 6.8%, (-8.2%) and (-9.0%) in 2005, 2006 and 2007, respectively. See Note 1 to the Financial Statements attached and Item 17 Financial Statements for the anticipated effect of adopting of accounting pronouncements that have been issued but are not yet adopted.

2007 Compared to 2006

I.	Overview of Results of Operations

1.	Consolidated Data

        Consolidated sales in 2007 amounted to NIS 583.6 million, as compared with NIS 530.1 million in 2006, representing growth of approximately 10%.

        The consolidated operating profit amounted to NIS 75.4 million in 2007, as compared with NIS 50.5 million in 2006, representing growth of approximately 49.3%.

        Profit after taxes and before AIPM’s share in earnings of associated companies for 2007, amounted to NIS 34.3 million, as compared with NIS 40.0 million in 2006.

2.	Net Profit and Earnings Per Share

        Net profit in 2007 amounted to NIS 31.4 million, as compared with NIS 13.3 million in 2006.

1     AIPM made the transition to reporting in nominal New Israeli Shekels (NIS) in 2004, pursuant to the directives of Standard 12 of the Financial Accounting Standards Board in Israel. In the past AIPM’s reports were in NIS, adjusted to changes in the exchange rate of the U.S. dollar against the NIS.

        Net profit this year was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to NIS 11.8 million (see Section C7 in this Item 5, below).

        In 2007, the net profit included earnings from the realization of surplus cost at an associated company in the amount of NIS 2.5 million, a loss from the amortization of a tax asset at an associated company in the sum of NIS 13.4 million and a capital loss from the sale of cardboard machines (machine 6) and hub machines in the sum of NIS 2.4 million.

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

        Basic earnings per share amounted to NIS 7.61 per share in 2007 ($ 1.98 per share), as compared with NIS 3.31 per share in 2006 ($0.81 per share) .

        The diluted earnings per share amounted to NIS 7.60 per share in 2007 ($ 1.98 per share), as compared with NIS 3.28 per share in 2006 ($0.77 per share).

II.	The Business Environment

        2007 was characterized by continued growth in the Israeli economy of 4.7% , while the high demand in consumer spending persisted. Moreover, 2007 was characterized by the continued revaluation of the NIS against the U.S. dollar, which amounted to 9%, in addition to a revaluation of 8.2% in 2006.

        The positive global trends in the paper industry, primarily in Europe, due to the decline in the gap between paper supply and demand, have affected the group companies active in Israel. Moreover, the growth trend in developing markets, primarily in Asia, as reflected by relatively high growth rates, is creating high demand for pulp and paper waste, as well as for paper products.

        These demands are causing a continuing rise in input prices – primarily fibers and chemicals – in parallel to a rise in global paper prices since the end of the previous year – both in fine paper and in packaging paper.

        These trends enable the Group companies to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

        The above information pertaining to trends in the paper market constitutes forward-looking information as defined in the securities law, based on the company’s estimates at the date of this report. These estimates may not materialize – in whole or in part – or may materialize in a different manner, inter alia on account of factors that lie outside the control of the company, such as changes in global raw material prices, changes in supply and demand of global paper products.

        Energy prices (primarily fuel oil) that were at their lowest point in two years during the first quarter this year, have reversed their trend in the second quarter of 2007 and have started climbing back toward the high prices that prevailed in 2006. The trend of rising fuel prices that began in the second quarter of the year, accelerated in the second half of the year and amounted to 40%, as compared with the level of prices at the beginning of the year. Due to the gradual transition to the use of natural gas in the course of the fourth quarter of the year, the Group saved NIS 12 million in energy operation costs. These savings are mostly attributed to the transition to natural gas and to the fuel oil price level during 2007.

Electricity prices rose by an average of 13% at the end of 2007.

The inflation rate in 2007 amounted to 3.4%, as compared with an inflation rate of 0% in 2006.

III.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

        The consolidated sales amounted to NIS 583.6 million in 2007, as compared with NIS 530.1 million in 2006 and NIS 482.5 million in 2005.

        The increase in the turnover in 2007 originated primarily from the growth in sales of packaging paper and recycling as a result of the possibility of realizing price hikes in accordance with prevailing global conditions in the paper market.

        Sales of the packaging paper and recycling activity amounted to NIS 464.7 million in 2007, as compared with NIS 408.0 million in the corresponding period last year.

        The growth in the sales turnover of the packaging paper and recycling activity originated primarily from the raising of the selling prices.

        Sales of the marketing of office supplies marketing activity amounted to NIS 119.0 million in the reported period, as compared with NIS 122.1 million last year. Most of the decrease in sales is attributed to the impact of not winning the Accountant General tender in early 2007, a fact that was somewhat compensated for by an increase in sales to other customers, at better margins.

        The change in the turnover in 2006 in relation to 2005 originated primarily from a certain increase in sales of packaging paper and recycling and a marginal decrease in sales of the office supplies sector in light of a change in the customer mix toward a more profitable one.

2.	Cost of Sales

        The cost of sales amounted to NIS 440.9 million in 2007, representing 75.5% of sales, as compared with NIS 418.7 million, or 79.0% of sales in 2006 and as compared with NIS 383.2 million, or 79.4% of sales in 2005.

        The gross profit as a percentage of sales grew in 2007 to reach 24.5%, as compared with 21.0% in 2006 and 20.6% in 2005.

        The increase in the gross profit originated primarily from the improved selling prices and the quantitative growth in the local market, coupled with the savings in energy costs, primarily on account of the transition to natural gas in the last quarter. On the other hand, an increase was recorded in other manufacturing costs as a result of the increase of the volume of operations, including growth in collection by Amnir and the rise in diesel prices.

        Labor Wages

        The labor wages in the cost of sales, in selling expenses and in General and Administrative expenses, amounted to approximately NIS 174.8 million in 2007, as compared with NIS 160.6 million in 2006 and NIS 149.7 million in 2005.

        The change in payroll costs in relation to the corresponding period last year reflects a 5% increase in personnel – especially at Amnir, as part of preparations for increasing paper waste collection in anticipation of the future operation of the new packaging paper machine – along with a nominal increase of 3.5% in the wages. The wage expenses (in General and Administrative) also included non-recurring expenditures, primarily on account of the employment agreement with the Company’s CEO. See Note 9D to the financial statements.

3.	Selling, General and Administrative Expenses

        The selling, general and administrative expenses (including wages) amounted to NIS 67.4 million in 2007 (11.6% of sales), as compared with NIS 60.9 million (11.5% of sales), in 2006 and NIS 55.9 million in 2005 (11.6% of sales).

        The increase in selling, general and administrative expenses originated primarily from growth in labor expenses, including non-recurring influences, as stated above in the Labor Wages section.

4.	Operating Profit

        The operating profit amounted to NIS 75.4 million in 2007, representing 49% growth in relation to 2006, 13.0% of sales, as compared with NIS 50.5 million, or 9.5% of sales in 2006 and as compared with NIS 43.3 million, or 9.0% of sales in 2005.

        The increase in operating profit in 2007, by 49% in relation to 2006, originated from the increase in sales of packaging paper and recycling, primarily on account of the improvement in selling prices and the efficiency measures, that were partially offset by rising energy prices, coupled with the improvement in the operating profit of the marketing of office supplies activity as a result of efficiency measures and the reorganization that the company initiated in the past several years.

        In the marketing of office supplies activity, the trend of maintaining the operating profit of NIS 0.4 million in 2007, was attributed to the reorganization in the sector, accompanied by far-reaching efficiency measures and steps to increase sales, following the transition to an operating profit in 2006 as compared with a loss in 2005 (NIS 0.2 million in 2006, as compared with NIS -0.9 million in 2005).

5.	Financial Expenses

        Financial expenses amounted to NIS 19.6 million in 2007, as compared with NIS 31.1 million in 2006.

        The total average of the Company’s net, interest-bearing liabilities grew by an average of approximately NIS 10 million between the years 2007 and 2006. The increase is primarily attributed to investments in fixed assets, net of positive cash flows from operating activities.

        Despite the said increase in the obligo, the financial expenses in 2007 were cut back in relation to the preceding year by NIS 11.5 million.

        The said decrease in financial expenses originated from the decrease in the average interest rate on short-term credit (by approximately 1.2%), the lower expenses on account of CPI-linked notes, despite the sharp rise in the inflation rate in relation to 2006, on account of the lowering of the cost of hedging the CPI-linked notes against a rise in the CPI that fell from 1.8% in 2006, to 1.3% in 2007 and resulted in a approximately NIS 1.1 million decrease in note-related costs.

        As a result of currency hedging transactions made by the company on the dollar/euro ratio, the company recorded financial revenues of NIS 4.6 million in the last quarter of the year. (These revenues, on account of hedging the expected cash flows for the new packaging paper Machine were allocated to the statement of income pursuant to accounting principles since the agreement with the machine’s supplier VOITH was only signed in late December 2007).

        Due to the decrease in the dollar exposure this year in relation to the preceding year, the financial expenses decreased this year by NIS 4.7 million in relation to last year on account of currency rate differential revenues on account of the assets in foreign currency.

6.	Taxes on Income

        Expenses for taxes on income from current operations totaled NIS 18.4 million in 2007, as compared with NIS 5.5 million in 2006 and NIS 10.2 million in 2005.

        The principal factors responsible for the increase in tax expenses from operating activities in 2007 as compared with 2006, included the increase in operating profit before taxes this year, despite the impact of the lower tax rate on current and deferred taxes this year, in relation to last year. In addition, the tax expenses this year grew by NIS 2 million as a result of the sharp rise in the CPI this year by 3.4% in relation to last year.

        Moreover, the tax expenses in 2007 included an additional tax expense of NIS 0.9 million in 2007 from taxes on previous years as a result of the completion of tax assessments for the years 2002-2005. An additional tax expense of NIS 11.2 million was recorded in 2006, primarily on account of betterment tax on the sale of real estate. A tax benefit of NIS 4.2 million was recorded in 2005 on account of the impact of the tax reforms that were passed by the Knesset in July 2005 (gradually lowering the corporate tax rate to 25% by 2010) on the company’s deferred taxes.

        Total tax expenses amounted to NIS 19.3 million in 2007, as compared with NIS 5.5 million in 2006 and NIS 6.0 million in 2005.

7.	Company’s Share in Earnings of Associated Companies

        The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

        The Company’s share in the earnings (losses) of associated companies amounted to NIS (2.9) million in 2007, as compared with losses of NIS (26.7) million in 2006 and earnings of NIS 16.4 million in 2005.

        The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2006:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 12.9 million this year. Most of the change in profit originated from the company’s highly improved profitability, the transition from an operating loss of NIS 2.1 million last year to an operating profit of NIS 33.6 million this year – primarily as a result of the improved trading conditions that allowed for higher selling prices that led to an improved gross margin, coupled with a decrease in certain raw material costs as a result of the lower dollar exchange rate, primarily in the course of the second half of the year, coupled with a significant improvement in the efficiency of the company’s operational array. This said improvement was rendered possible as a result of the said recovery in the European paper industry, coupled with the quantitative increase in sales to the local market. This improvement began in the second quarter of the year, accelerated in the second quarter and preserved the same trend in the second half of the year. The sharp improvement in profit was somewhat offset as a result of the rise in the net financial expenses, which originated primarily from working capital requirements due to the rise in the volumes of operation and the impact of changes in the exchange rate.

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 5.4 million in 2007, as compared with 2006. The operating profit of Hogla grew from NIS 127.0 million to NIS 135.4 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products out of the products basket. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the increase in financial expenses of NIS -1.7 million, as compared with financial revenues of NIS 1 million last year, as a result of the financing needs of the operations in Turkey. The net profit of Hogla-Kimberly Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

Company’s share in the losses of KCTR (formerly: “Ovisan”) (49.9%) grew by approximately NIS 11.8 million in 2007, as compared with 2006. The operating loss decreased by approximately NIS 9.4 million in 2007 in relation to last year, due to the continuing growth in the penetration rate of brands and their strengthened position in the market. The launch process of premium KC products in the Turkish market (Kotex® and Huggies®), that began in the second quarter last year and was accompanied by fierce competition over shelf space, primarily against P&G coupled with the erosion of selling prices – to the lowest levels in the world – for same-quality disposable diapers. In the course of 2007, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the termination of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately approximately NIS 26 million ($6.4 million) was reduced, of which our share is NIS approximately 13.3 million. Last year, the loss included a non-recurring expenditure of approximately NIS 16 million, of which our share was approximately NIS 8 million, primarily as a result of the devaluation of the Turkish lira and the amortization of a tax asset in the sum of approximately NIS 6.7 million, of which our share was approximately NIS 3.3 million.

–	The Company’s share in the net profit of Carmel (36.21%) increased by NIS 2.1 million in 2007 as compared with 2006. The factors that affected the growth in the company’s share in the net profit of Carmel, originated inter alia from the improvement in the operating profitability at Carmel – primarily in the second half of the year. This improvement originated primarily from higher prices and was partially offset by the sharp rise in raw material prices. In the course of the second quarter, the company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s self purchase of some of the minority shareholders’ holdings. As a result of the acquisition, a negative surplus cost of NIS 4.9 million was created at the company, of which a sum of NIS 2.4 million was allocated to the statement of income this year and served to increase the company’s share in the Carmel profits in 2007. In 2006, Carmel’s net profit included capital gains from the sale of a real-estate asset in Netanya in the amount of NIS 3.9 million, of which the Company’s share was approximately NIS 1 million.

        In 2006, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the amount of NIS 14.8 million. As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

        The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey and TMM) grew by NIS 20.7 million this year and amounted to NIS 60.9 million.

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

        Basic earnings per share amounted to NIS 3.31 per share in 2006 ($0.81 per share), as compared with NIS 11.43 per share in 2005 ($2.48 per share) .

        The diluted earnings per share amounted to NIS 3.28 per share in 2006 ($0.77 per share), as compared with NIS 11.35 per share in 2005 ($2.46 per share).

II.	The Business Environment

        In 2006, the accelerated growth in the Israeli economy continued (5%), along with growing demand in the public sector and growth in private consumption.

        Although the Second Lebanon War in the summer of 2006 led to a slowdown in economic activity during the war. The economy, however, rapidly recovered and for the rest of 2006 returned to the accelerated growth rate that existed before the war.

        The Company’s results continued to be effected by high energy prices – primarily fuel oil, whose prices rose by an aggregate 70% in 2005 and 2006 as compared to 2004 (38% in 2005 and 22% in 2006), while diesel prices rose by an average of 29% during the same period.

        The impact of rising energy prices on the aggregate operating profit of the Company amounted to approximately NIS 22 million in 2006.

        At the same time, the prices of the main raw materials utilized by the Group in their various activities also continued to rise during 2006.

        The impact of rising raw material prices on the aggregate operating profit of the Company amounted to approximately NIS 46 million in 2006.

        The recovery that began in Europe’s paper industry, which closed the gap between paper supply and demand, was slow during 2006 and did not yet fully translate into a decrease in competing imports into Israel. As a result it was difficult to raise selling prices –primarily those of fine paper, as warranted by the said rise in input prices.

General

        During 2006 the Group dealt with the increased input prices by implementing a range of activities. These activities included raising prices vis-à-vis the competition to the extent possible and intensifying the efficiency measures implemented with respect to all its expense components. The efficiency measures implemented by the Group in 2006 led to cost savings in the amount of approximately NIS 27 million.

        As part of the said operations, the Company initiated measures to achieve synergies between the Group’s companies, so as to allow for efficiency and cost-cutting, including energy and raw material costs. Among other measures, this was reflected in a fuel purchase agreement that allowed for significant savings, while capitalizing on the Group’s economies of scale. The said measures also included the anticipated savings from the completion of the conversion to the use of natural gas at the Hadera plant, as described below.

        At the same time, the Group continues to implement a number of cross organization plans including the following: the talent management program for the development of the Group’s managers and the creation of a managerial reserve; the WOW Program, for enhancing the customers’ perceived added value of the Company’s products and improving the loyalty premium and the price based on a differentiation of products and service; and Kimberly Clark’s global center lining program, aimed at improving production-line efficiency (applying a methodology that creates a common basis for all factors influencing operation of the machines, such as engineering, maintenance, technology and operations, while continuously measuring the variance of the selected parameters, creating a process of constant improvement in both quality and costs). These programs began to show results in 2006 .

        The Group also continued its efforts to improve selling prices, on the one hand, while extending the efficiency measures on the other hand, in order to compensate for the said rise in input prices.

        It is impossible to estimate the influence of the above operations on the Group’s profitability, at this stage.

        As part of the Company’s efforts to cut production costs and achieve further improvements in environmental quality, the Company is continuing to promote the project for the establishment of a co-generation plant in Hadera, using natural gas.

        The Company took the initial steps to convert its energy generation facilities from the use of fuel oil to natural gas. This process was completed with the completion of the natural gas pipeline to Hadera , pduring the third quarter of 2007.

        In connection therewith, the Company signed an agreement in London on July 29, 2005, with the Tethys Sea Group, for the purchase of natural gas to supply the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at the Hadera plant that has been converted for the use of natural gas, instead of the current use of fuel oil. The overall financial volume of the transaction totals about $35 million over the term of the agreement from the initial supply of gas and until the earlier of (1) the point at which the Company will have purchased an aggregate of 0.43 BCM of natural gas, or (2) , July 1, 2011.

        The conversion from fuel oil to gas was to enable significant savings in fuel costs, estimated at approximately $8.5 million per annum, due to the significant differences between the current prices of fuel oil and gas, and will enhance the Group’s competitiveness and profitability.

        The exchange rate between the NIS and the U.S. dollar was revalued by a further 8.2% in 2006, as compared to a 6.8% devaluation in 2005.

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

7.	Company’s Share in Earnings (Losses) of Associated Companies

        The companies whose earnings are reported under this item (according to AIPM’s holdings therein), primarily include: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

        The Company’s share in the earnings (losses) of associated companies amounted to NIS (26.7) million in 2006, as compared with NIS 16.4 million in 2005 and NIS 25.1 million in 2004.

        The following principal changes were recorded as the Company’s share in the earnings of the associated companies:

–	The Company’s share in the losses of Mondi Hadera (49.9%) in 2006, grew by NIS 2 million in relation to last year. Last year, Mondi recorded a tax benefit of NIS 4 million (our share consists of NIS 2 million on account of the change in the corporate tax rate; without this benefit, no change would have been recorded in the Company’s share as compared with last year). Mondi’s quantitative sales increased in 2006 as a result of greater output capacity due to the improvements to the paper machine in 2005. The sharp rise in pulp prices in the course of the year (16%), rising energy prices (22%) and the continuing imports from Europe at low prices, served to erode the gross margin and harmed the operating profitability. The revaluation of the dollar and the lowering of interest rates served to lower the financial expenses and offset the erosion in the operating profit.

–	The Company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by NIS 9.8 million in 2006, as compared with 2005. The operating profit of Hogla-Kimberly Israel grew from NIS 94 million to NIS 128 million. This increase is primarily attributed to the improvement in selling prices. In the course of the year, Hogla-Kimberly continued to improve selling prices and to expand the market share of premium products, where the profit margins are higher. In 2006, Hogla-Kimberly also continued its far-reaching efficiency measures, that further contributed to its profitability. This profitability was partially offset by the continuing increase in input prices in 2006 (primarily raw materials and energy).

–	The Company’s share in the losses of KCTR, a wholly-owned consolidated subsidiary of Hogla-Kimberly (49.9%) grew by NIS 41.9 million in 2006, as compared with 2005. Over the past two years KCTR has been establishing the organizational infrastructure in Turkey, developing its sales and distribution network, and is continuing to upgrade the diaper production plant producing Huggies® premium disposable diapers. In 2006, KCTR began launching Kimberly Clark’s international brands – Huggies® and Kotex®– on the Turkish market. The launch of the brands involves significant investments in advertising, sales promotion and listing fees for the organized retail chains. These investments led to continued growth and an increase of 30% in quantitative sales to the local market. However, the rising prices of raw materials on account of the sharp devaluation in local currency in 2006, the escalating competition against local manufacturers and the investments in launching the international brands – all led to a significant increase in the operating loss. Furthermore, KCTR recorded an extraordinary expenditure of approximately NIS 16 million (the Company’s 49.9% share –approximately NIS 8 million) on account of the effect of the reduction in the corporate tax rate from 30% to 20% on the tax asset created in the past several years at KCTR and due to the sharp 20% devaluation of the exchange rate of the Turkish lira relative to the U.S. dollar.

–	The Company’s share in the net earnings of the Carmel Group (26.25%) increased by NIS 2.0 million in 2006, as compared with 2005. The change in profit is attributed to the higher operating profit that increased from NIS 8.1 million to NIS 11.7 million. The improvement in the operating profit originated primarily from an increase in quantities, the rise in selling prices and the continuing efficiency measures. This improvement was partially eroded in the course of the year as a result of the continuing rise in energy and raw material prices. At the same time, financial expenses have decreased as a result of the revaluation of the dollar in 2006.

–	The Company’s share in the losses of TMM (43.08%) increased by NIS 10.1 million in 2006, as compared with 2005. The factors that led to this increase in losses included primarily non-recurring expenses that were incurred during the year. These expenses included a loss on account of the cumulative impact at the beginning of the year, on account of the implementation of Standard 25, in the sum of NIS 1.1 million, a provision for impairment on account of a long-term loan granted to a third party in the amount of NIS 1.6 million, the cancellation of a tax asset created on account of carryover losses in the amount of NIS 2.2 million and the impairment of two transfer stations by NIS 12.5 million. The Company’s total share in these expenses amounted to approximately NIS 7.5 million (incorporated above).

As mentioned above, the Company sold its direct and indirect holdings in TMM in early 2007.

B.	Liquidity and capital resources

1.	Cash Flows

        The cash flows from operating activities in 2007 amounted to NIS 69.5 million, as compared with NIS 53.1 million in 2006. The change in the cash flows from operating activities in 2007 is primarily attributed to the increase in current operations and in profit.

        The cash flows from operating activities in 2005 amounted to NIS 88.6 million.

        The dividend that was declared in December 2005, in the amount of NIS 50 million, was paid in January 2006. Additional dividend of NIS 100 million was paid in July 2006.

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

        The long-term liabilities (including current maturities) of the Companies amounted to NIS 261.7 million as at December 31, 2007 as compared with NIS 297.9 million as at December 31, 2006.

        The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2007, these loans consisted of the following:

1.	Short-term credit from banks – AIPM has a bank credit facility of some NIS 360 Million. Of this, as of December 31, 2007, some NIS 143 Million were utilized. The Company does not have any credit limitations (i.e. – financial covenants) other than this. see Note 10c to the Financial Statements attached.

2.	Notes – see Note 4a to the Financial Statements attached.

3.	Long Term Loans – See Note 4b to the Financial Statements

4.	Other liabilities – see Note 4c to the Financial Statements attached.

        For information regarding financial instruments used for hedging purposes and market risks – see Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

        The Group may incur additional tax liabilities in the event of inter-company dividend distributions, derived from “approved enterprises” profits. The said dividend distributions from investee companies is in the amount of up to approximately NIS 97 million (of which the Company’s share of the additional tax is NIS 16 million, if this dividend is distributed). No account was taken of the additional tax, since AIPM has the ability and the intention that such earnings are to be reinvested and that no dividend would be declared which would involve additional tax liability to the Group in the foreseeable future.

3.	Material commitments for Capital Expenditures

–	The Company converted during October 2007 its energy-generation plant in Hadera to using natural gas, instead of fuel oil.

–	In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 35 million over the term of the agreement from the initial supply of gas and until the earlier of (1) the point at which the Company will have purchased an aggregate of 0.43 BCM of natural gas, or (2) , July 1, 2011.

–	In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2007 the remainder of the agreement was worth approximately € 0.6 million.

–	In the beginning of 2008, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers, for the total sum of €48.4 million. Some of the equipment will be supplied during 2008 and the rest will be supplied in the beginning of 2009.

–	In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

C.	Research and development, patents and licenses, etc.

        There were no significant investments in research and development activities during the last three years.

D.	Trend information

        For trend information see The Business Environment section included in Item 5 above.

E.	Off Balance sheet Arrangements

        The Company does not have any material off balance sheet arrangements, as defined in Item 5E of Form 20-F.

F.	Contractual Obligations

In NIS in million	Total	Less than 1 year	1-3 years	4-5 years

Long term debt obligations*	232.3	47.9	118.6	65.8
Purchase obligations**	132.0	37.5	94.5	-

* Including interest
** From natural gas agreement

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

Name	Age	Position/Principal Occupation

Senior Management in Company and in
Subsidiaries (as of June 10, 2008)
Avi Brener	55	Chief Executive Officer
Israel Eldar	63	Controller and responsible for risks and business interruption management.
Shaul Gliksberg	46	Chief Financial Officer and Business Development Manager
Lea Katz	57	Legal counsel and Corporate Secretary.
Gabi Kenan	64	Senior Manager for projects
Gur Ben David	56	General manager of Packaging Paper and Recycling Division.
Pinhas Rimon	68	Senior manager
Gideon Liberman	58	General Manager of Development and Infrastructure Division, Chief Operating Officer
Amir Moshe	42	General Manager, Graffiti Office Supplies & Paper Marketing Ltd.
Uzi Carmi	52	General Manager, Amnir Recycling Industries Ltd.
Simcha Kenigsbuch	50	Chief Information Officer

Senior Management in Affiliated Companies
(as of June 10, 2008)
Arik Schor	52	General Manager, Hogla-Kimberly Ltd.
Avner Solel	54	General Manager, Mondi Business Paper Hadera Ltd.
Doron Kempler	58	General Manager, Carmel Container Systems Ltd.

Directors of the Company
Zvi Livnat(1)	55	Chairman of the Board
Ari Bronshtein(2)	39	Director
Nochi Dankner(3)	53	Director (Until August 8, 2007)
Roni Milo(4)	58	Director
Avi Fischer(5)	52	Director
Isaac Manor(6)	67	Director
Amos Mar-Haim(7)	70	Director
Adi Rozenfeld(8)	53	Director
Avi Yehezkel(9)	49	Director
Amir Makov(10)	74	External Director
Ronit Blum(11)	56	External Director (Until May 22, 2008)

(1) Mr. Livnat has been a member of our Board of Directors since 2003 and was appointed Chairman of our Board since April 2, 2006.
(2) Mr. Bronsthein has been a member of our Board of Directors since 2006.
(3) Mr. Dankner has been a member of our Board of Directors since 2003 and resigned on August 8, 2007.
(4) Mr. Milo has been a member of our Board of Directors since August 8, 2007.
(5) Mr. Fischer has been a member of our Board of Directors since 2004.
(6) Mr. Manor has been a member of our Board of Directors since 2003.
(7) Mr. Mar-Haim has been a member of our Board of Directors since 1984.
(8) Mr. Rozenfeld has been a member of our Board of Directors since 2004.
(9) Mr. Yehezkel has been a member of our Board of Directors since 2003.
(10) Mr. Makov has been a member of our Board of Directors since 2005.
(11) Ms. Blum has been a member of our Board of Directors since 2005. On May 22, 2008 the Company received a resignation letter from Ms. Blum, an external director. Ms. Blum pointed out that due to other offices she holds, there is a potential for an affiliation between her and the controlling shareholder of the Company (the IDB Group). The Israeli Companies Law of 1999 prohibits certain affiliations between an external director and the controlling shareholder of the company in which the said external director serves. Because of the possible affiliation, Ms. Blum decided to resign. On June 3, 2008, the Company’s Board of Directors resolved to call for a Special General Meeting to elect Mrs. Atalya Arad as an external director of the Company.

        The business experience of each of the directors is as follows:

        Mr. Zvi Livnat. Mr. Livnat has been Chairman of the Board of Directors of the Company since April 2006. In addition he serves as Co-CEO of Clal Industries and Investments Ltd., Executive Vice President and director of IDB Holding Corporation Ltd., Deputy Chairman of IDB Development Corporation Ltd., and a director of Discount Investments Corporation Ltd. Mr. Livnat also serves in prominent positions in other public and private companies. Mr. Livnat is a graduate of HND Business Studies &Transport (CIT) – Dorset Institute of Higher Education, Bournemouth, United Kingdom.

        Mr. Ari Bronshtein. Mr. Bronshtein is Vice President of Discount Investments Corporation Ltd. He also serves as director at various companies. He formerly served as Deputy CEO of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd. Mr. Bronshtein is a graduate of Tel Aviv University where he studied Management and Economics. He also received a master’s degree in Management Science of Accounting and Finance from Tel-Aviv University.

        Mr. Roni Milo. Mr. Milo served as Chairman of Azorim from 2003-2006, as well as Chairman of the Israeli Cinema Council during the same period. He also serves as a director of Bank Yahav. Mr. Milo is a lecturer of social science at Bar Ilan University. Mr. Milo is a graduate of Tel-Aviv University, where he received L.L.B..

        Mr. Avi Fischer. Mr. Fischer is Director and Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Ltd., Deputy CEO of IDB Holdings Corporation Ltd., and Chairman and director of several public and private companies in the Ganden Group and the IDB Group. He is a senior partner in Fischer, Behar, Chen & Co. Law Office. Mr. Fischer is a graduate of Tel-Aviv University, where he received L.L.B..

        Mr. Isaac Manor. Mr. Manor is a director of IDB Holdings Corporation Ltd., IDB Development Ltd., Discount Investments Corporation Ltd., Clal Industries and Investments Ltd. and is a director of various publicly-traded and privately-held companies within the IDB Group, the Israel Union Bank Ltd. and others. . He also serves as Chairman and as a director of companies in the David Lubinsky Group Ltd. Mr. Manor is a master in Business Management from the Hebrew University of Jerusalem.

        Mr. Amos Mar-Haim. Mr. Mar-Haim is a member of the Israel Accounting Standards Board and a director of various companies. He is the Deputy Chairman of Phoenix Investments & Finances Ltd., Chairman of Migdal Underwriting & Promotion of Investments Ltd. and is a member of the Active Committee of the Public Companies Union. Mr. Mar-Haim received a B.A. in Economics and M.A. in Business Management with specialization in Finance from the Hebrew University of Jerusalem.

        Mr. Adi Rozenfeld. Mr. Rozenfeld is a businessman, an Honorary Consul of Slovenia in Israel and a director of Clal Industries and Investments Ltd., Discount Investments Corporation Ltd. and Property & Building Corp. He is also Chairman of the Association of Friends, Haifa University. Mr. Rozenfeld is a graduate of Haifa University,where he studied General History.

        Mr. Avi Yehezkel. Mr. Yehezkel is an external director at Bank Yahav. He served as a Knesset member from 1992-2003, during which he also served as Deputy Minister of Transportation, Chairman of the Economics Committee, Chairman of the Defense Budget Committee, Chairman of the Capital Market Sub-Committee, Chairman of the Banking Sub-Committee and as a member of the Finance Committee. Mr. Yehezkel is a graduate of Tel-Aviv University where he studied Economics, and has an M.A. in Law from Bar- Ilan University.

        Mr. Amir Makov. Mr. Makov is Chairman of The Israel Institute of Petroleum & Energy, and a director in the following companies: ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company), and Pigmentan Ltd.. He is also an external director in Wolfman Industries and in Leumi Card Ltd. Mr. Makov served as an external director of the Company from 1996-2001. Mr. Makov is a graduate of the Technion where he received a B.Sc in Chemical Engineering and has M.A. in Law from the Hebrew University of Jerusalem.

6.B	Compensation

        The aggregate amount of remuneration paid to all directors and senior officers of the Company, and its subsidiaries (24 officers and directors) as a group for services provided by them during 2007 was approximately NIS 15,732,701 (approximately $4,090,666). The aggregate amount set aside for pension, retirement or similar benefits for all directors and senior officers of the Company and its subsidiaries as a group for services provided by them during 2007 was approximately NIS 1,882,204 (approximately $489,393).

        The aggregate remuneration above includes payments to the Company’s five most-highly compensated officers, as follows1:

Name	Position	NIS (in thousands)

No. 1	CEO(a)	2,643

No. 2	Senior Manger	1,612

No. 3	Deputy CEO	1,406

No. 4	Senior Manger	1,268

No. 5	Senior Manger	1,195

(a) On May 13, 2007, the Board of Directors approved the Employment Agreement and remuneration of Mr. Avi Brener, the CEO of the Company. The main elements of the Agreement are: monthly salary linked to the Israeli Consumer Price Index and a yearly bonus in the amount of between 6-9 salaries, subject to the discretion of the Board. In addition, upon termination of employment, Mr. Brener will receive, in addition to provisions for severance payments, a retirement grant payment in an aggregate amount equal to one-month's salary for each year in which he was employed by the Group (from August 1988).

        In addition, the senior officers of the Company and of certain other companies in the Group were granted options pursuant to a stock option plan adopted in January 2008. For details regarding the stock option plan granted to senior officers, see Item 6.E. Share ownership, below, and Note 6b of the Notes to the Consolidated Financial Statements.

Remuneration of Directors

        The remuneration of the directors (including the external directors) for 2007 was approved at the 2007 general meeting of shareholders. Pursuant to regulations under the Israeli Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 29,010 and NIS 47,135, plus an additional fee for each meeting attended which must be between NIS 1,021 and NIS 1,813. The Board determined that for 2007 the remuneration of each director, including the external directors, would be fixed at NIS 40,000 plus an additional NIS 1,550 for each meeting attended.

        On June 3, 2008, the Board of Directors resolved to adjust the annual compensation and the compensation for participation in Board of Directors and committee meetings granted to all the directors in the Company, including external directors and directors who are, or their family members are, controlling shareholders of the Company, for the year 2008 up to a sum equal to the "Fixed Amount", according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000, as amended in March 2008, effective commencing from, and is subject to, the election of Mrs. Atalya Arad as an external director in the Company at the forthcoming Special General Meeting.

6.C	Board Practices

        The directors of the Company, except for the external directors (see below), retire from office at the Annual General Meeting of Shareholders and are eligible for re-appointment at such Annual General Meeting.

        Notwithstanding the foregoing, if no directors were appointed at any Annual General Meeting, the directors appointed at the previous Annual General Meeting would continue in office. Directors, except for the external directors, may be removed from office earlier by a resolution at an Annual General Meeting of Shareholders.

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

        There are no contracts which give the current directors of the Company any benefits upon termination of office.

1 The chart details remuneration paid by the Company to five most-highly compensated officers of the Company, as reported by the Company in accordance with Israeli law in its Annual Report for 2007 filed with the Israel Securities Agency in March 2008.

In reliance upon Section 110 of the AMEX Company Guide, as a foreign private issuer, the Company has elected not to follow the requirement that a majority of the members of our Board of Directors be independent, pursuant to Sections 121 and 802 of the AMEX Company Guide. In addition, the Company is considered a "controlled company" under the AMEX Company Guide as over 50% of the voting power in the Company is held by Clal and DIC as a group. According to Section 801(a) of the AMEX Company Guide, a controlled company is not required to comply with board independence requirements under Section 802. Accordingly, the Company's Board of Directors is currently composed of nine members, of whom four are independent directors, namely, Amir Markov, Avi Yehezkel, Roni Milo and Amos Mar-Haim, and five are non-independent directors, namely Zvi Livnat, Ari Bronshtein, Avi Fischer, Isaac Manor and Adi Rozenfeld. Due to the resignation of Ms. Ronit Blum, an external director and an independent member of the Company's Board of Directors, the Company's Board of Directors has resolved to convene a special general meeting of the Company's shareholders, to be held on July 10, 2008, to elect Ms. Atalya Arad as an external director of the Company in place of Ms. Blum. If elected, the Company will have ten members on the Board of Directors, of which five would be independent, including Ms. Arad, and five non-independent directors. For further information regarding the resignation of Ronit Blum 6.A. Directors and Senior Management.

External Directors

        Under the Israeli Companies Law, the Company (as a public company) is required to have at least two external directors as members of its Board of Directors. An external director may not have any financial or other substantial connection with the Company and must be appointed at the Annual General Meeting of Shareholders. The external directors are elected for a three-year term of office that may be extended for another three years. Due to the resignation of Ms. Ronit Blum, Mr. Makov is currently the only external director of the Company. For details of Ms. Blum's resignation, and for the period of time each director served in his or her respective position, see Item 6.A. Directors and Senior Management. The Company's Board of Directors has resolved to convene a special general meeting of the Company's shareholders, to be held on July 10, 2008, to elect Ms. Atalya Arad as an external director of the Company in place of Ms. Blum.

        None of the Group's directors are entitled to benefits upon termination of their employment.

Audit Committee

        Under the Israeli Companies Law, members of the Audit Committee are elected from members of the Board of Directors of the Company by the Board of Directors. The Audit Committee must be comprised of at least three directors, including all of the external directors, but excluding: (i) the Chairman of the Board of Directors; (ii) any director employed by the Company or who provides services to the Company on a regular basis; or (iii) a controlling shareholder of the Company or his relative. In addition, according to the rules of the AMEX the audit committee must have at least three members, each of whom satisfies the independence standards of Section 803A of the AMEX Company Guide and Rule 10A-3 under the Securities Exchange Act of 1933, must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years and is able to read and understand fundamental financial statements. Additionally, the Audit Committee must have at least one member who is financially sophisticated. The Audit Committee operates under a charter adopted by the board of directors.

        The role of the Audit Committee under the Israeli law is: (i) to examine flaws in the business management of the Company in consultation with its auditors and to suggest appropriate courses of action to rectify such flaws and (ii) to decide whether to approve actions or transactions which under the Israeli Companies Law require the approval of the Audit Committee (such as transactions with a related party).

        The Company's Audit Committee members are currently: Amos Mar-Haim, Chairman, and Amir Makov. Both of whom are "independent" directors, as that term is defined in the American Stock Exchange listing standards. If elected to the Board of Directors, Ms. Atalya Arad will replace Ms. Blum as the third member of the Company's Audit Committee.

        The Company's Audit Committee also serves as a Balance Sheet Committee to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval.

Nominating Committee

        In reliance upon Section 801(a) of the AMEX Company Guide, as a controlled company in which over 50% of the voting power is held by Clal and DIC as a group, the Company has elected not to follow the requirement that a listed company have a nominating committee of the board of directors that is responsible for recommending nominations to the company's board of directors, pursuant to Section 804 of the AMEX Company Guide.

Compensation Committee

        Section 805 of the AMEX Company Guide requires that compensation of the chief executive officer and other officers of a listed company be determined, or recommended to the board for determination, either by a compensation committee comprised of independent directors or by a majority of the independent directors on its board. According to Section 801(a) of the AMEX Company Guide, a controlled company is not required to comply with Section 805. In reliance upon Section 801(a), as a controlled company, the Company has elected not to follow the requirements of Section 805. The Company has a Compensation Committee, but it is comprised of two independent directors, namely, Amos Mar-Haim and Amir Makov, and one non-independent director, namely, Zvi Livnat.

6.D	Employees

        As of April 30, 2008, the Group had 3,050 employees in Israel, of which the Company and its subsidiaries had 816 employees in Israel. Of the Company employees in Israel, 142 were engaged in the office supplies activities, 654 in the packaging paper and recycling division, and 20 were management and clerical personnel at the Company's headquarters in Hadera. The associated companies had 2,234 employees in Israel, of whom 1,080 were engaged in the household paper activities (in addition, KCTR had 287 employees in Turkey engaged in household paper activities, 317 in the printing and writing paper activities and 837 in the corrugated board containers activities.

        Some of the employees are subject to the terms of employment of collective bargaining agreements. The parties to such collective bargaining agreements are the Company and the employees, through the union. The Company believes that the relationship between the Company and the union are good.

6.E	Share Ownership

        In 2001 the Board of Directors of the Company approved two option plans.

        In April 2001, the Board of Directors adopted a stock option plan under which options to purchase a total of 194,300 shares may be granted to senior officers of the Company and certain other companies in the Group. All of the options were granted by July 2001. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. The options vest in four yearly installments. The vesting period of the first installment is two years, commencing on the date of grant, and the next three installments vest on the third, fourth and fifth anniversary of the grant date. Each installment is exercisable for two years from the vesting date of such installment. For further information regarding the 2001 plan, see Note 6 of the Notes to the Consolidated Financial Statements.

        In 2007, 35,425 options were exercised under the 2001 plan and 14,466 shares were issued following the exercise of options. As of the reporting date of this 20-F, the full amount of options allotted under said plan were exercised or have expired.

        In August 2001, the Board of Directors approved a stock option plan for employees of the Company and its subsidiaries that expired on November 3, 2006. Under this plan, up to 125,000 options may be granted without consideration. Each option is exercisable to purchase one ordinary share of NIS 0.01 par value of the Company. In November 2001, 81,455 options were granted under the 2001 employee plan. The vesting period of the options is two years from the data of grant. Each option is exercisable within three years from the end of the vesting period. For further information regarding the 2001 employee plan, see Note 6 of the Notes to the Consolidated Financial Statements. As of the reporting date, the full amount of options allotted under said plan were exercised or have expired.

        On January 14, 2008, following the approval of the Audit Committee, the Board of Directors approved a bonus plan for senior employees in the Company and/or in subsidiaries and/or in associated companies, under which up to 285,750 options (, each exercisable into one ordinary share of the Company, will be allotted to senior employees and officers in the Group, including the CEO of the Company. On the date of approval of the bonus plan, the number of shares to be allotted accounted for 5.65% of the issued share capital of the Company. The offerees in the said bonus plan are not interested parties in the Company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said options, the offerees who will exercise the option will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option at the exercise date only. The options vest in four yearly installments. The vesting period of the first installment is one year, commencing on the date of grant, and the next three installments vest on the fourth, fifth and sixth anniversary of the grant date. The first installment is exercisable for four years from the vesting date. Each installment of the next three installments is exercisable for two years from the vesting date of such installment. For further information regarding the 2008 plan, see Note 6 of the Notes to the Consolidated Financial Statements.

        Of the 287,750 options under the bonus plan, 40,250 options were allotted to the CEO of the Company, 135,500 were to management of the subsidiaries and 74,750 were to management of the affiliates. The date of grant of the options was set for the months of January-March 2008, subject to the restrictions of Section 102 (Capital Route) of the Israeli Income Tax Ordinance. As of December 31, 2007, 250,500 options had been allotted. On May 11, 2008, the Board of Directors approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 32,250 options, as a pool for a future grant to officers and employees, subject to the approval of the Board.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major shareholders

        The following table sets forth, as of June 10, 2008, the number of ordinary shares of the Company beneficially owned by (i) all those persons who, to the Company's knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address:	Amount Beneficially Owned Directly or Indirectly*		Percent of Class Outstanding

Clal Industries Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv,
Israel	1,921,861	(1)	37.98	(1)

Discount Investments Corporation Ltd. ("DIC") 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	1,085,761	(1)	21.45	(1)

All officers and directors as a group	**		**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)	IDB Holding Corporation Ltd. (“IDBH”) holds 75.78% of the equity of and 76.04% of the voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 73.88% of the equity of and voting power in DIC and 60.52% of the equity of and voting power in Clal. IDBH, IDBD, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange.

IDBH is controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), which is a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, holds approximately 54.72% of the outstanding shares of IDBH (of which, approximately 17% of the outstanding shares of IDBH are held directly and approximately 37.73% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH and approximately 0.68% of the equity and 0.69% of the voting power in IDBD,; (iii) Avraham Livnat Ltd. (“Livnat”), which is a private company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary (Avraham Livnat Investments (2002) Ltd.), approximately 13.26% of the outstanding shares of IDBH); (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Isaac and Ruth Manor holds, directly and through a majority-owned subsidiary (Manor Investments-IDB Ltd.), approximately 13.24% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC. Isaac Manor is also a director of Clal.

Avi Fischer holds, directly and through a private company controlled by Avi Fischer and his wife, directly and indirectly, 9.02% of the equity and the voting power of Ganden.

        In 1980, DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the Board of Directors of the Company, and in order to elect their designees to the Board’s Committees. They also agreed to vote as a bloc in General Meetings of the Company on the subject of dividend distributions. This agreement has been extended up to the year 2010.

        Since May 23, 2005, beneficial ownership percentages for Clal and DIC increased by 5.14% and 2.9%, respectively, as compared to the percentages as indicated in the chart above.

        The Company estimates that as of May 30, 2008, 8.46 % of its outstanding ordinary shares were held in the United States by 827 record holders.

        All ordinary shares of the Company have equal voting rights. The Company’s major shareholders who beneficially own 5% or more of the Company’s ordinary shares outstanding do not have voting rights different from other holders of ordinary shares.

7.B	Related Party Transactions

        The information is included in the Company’s attached Consolidated Financial Statements. For loans to associated companies, see Note 2 to the attached financial statements. For a capital note to an associated company, see Note 4c to the attached financial statements. For transactions and balances with related parties, see Note 13 to the attached financial statements.

        For further information see also Note 9b, 9c and 9d to the financial statements attached.

7.C	Interests of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

        See the financial statements included in Item 17.

Export Sales

        In 2007, the Company had NIS 48.7 million of export sales, which represents approximately 8.3% of the NIS 583.6 million total sales volume of the Company.

        Legal Proceedings

        From time to time, we and our subsidiaries and affiliated companies may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property.

        In December 2003, a petition was filed against H-K, an affiliated company (of which the Company owns 49.9% of the outstanding shares), for approval of a class action lawsuit. According to the petition, H-K had reduced the number of units of diapers in a package of its “Huggies® Freedom” brand and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimated the damages in the class action lawsuit to be NIS 18 million. On October 9, 2007, the court dismissed the action and the petition for the approval of a class action, and ordered the plaintiffs to pay legal fees and expenses to H-K in the amount of NIS 30,000.

        In September 2006, a petition was filed against H-K, an affiliated company (of which the Company owns 49.9% of the outstanding shares), for approval of a class action lawsuit. According to the petition, H-K had reduced the number of units of diapers in a package of its “Titulim®” brand and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimated the damages inthe class action lawsuit to be NIS 47 million. On June 18, 2007, the court approved the plaintiff’s abandonment of the petition for approval of a class action lawsuitwith no order that legal expenses be paid.

        In December 2006, a petition was filed against H-K for the approval of a class action lawsuit. According to the petition, H-K has reduced the quantity of paper in its “Kleenex® Premium” brand toilet paper several years earlier, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimated the damages in the class action lawsuit to be approximately NIS 43 million. On June 26, 2007, the court approved plaintiff’s abandonment of the petition for the approval of a class action lawsuit, and ordered payment of the legal expenses of H-K in the amount of NIS 10,000.

        In January 2007, a petition was filed against H-K for the approval of a class action lawsuit. According to the petition, H-K reduced the quantity of wipes in its “Titulim® Premium” brand baby wipes several years earlier, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimated the scope of the damages in the class action lawsuit to be approximately NIS 28 million. H-K rejects these claims in their entirety and intends to defend itself vigorously against the lawsuit. On July 4, 2007, the court approved the plaintiff’s abandonment of the petition for approval of a class action lawsuitwith no order that legal expenses be paid.

        In November 2006, the Environmental Protection Ministry announced an investigation of the Company in connection with alleged deviations from certain air emission standards at its production plant in Hadera. The Company anticipates that the investigation will not materially impact its operations.

        On March 7, 2006, TMM, an affiliated company, announced that the Israeli Securities Authority contacted TMM with regard to an investigation the authority is conducting. At this stage, TMM is unable to predict the outcome of this investigation or estimate the impact it may have on the company. On February 04, 2007, the Company sold all its holdings in TMM. See “Item 4. Information on the Company – A. History and Development of the Company” for information on the sale by the Company of its holdings in TMM.

Dividend Policy

        During 2007, the Company did not have a defined policy for distributing dividends.

8.B	Significant Changes

        The following significant changes occurred since December 31, 2007, the date of the most recent annual financial statements included in this document:

        In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. For further details, see Item 5 (General) above.

ITEM 9. THE OFFER AND LISTING

9.A	Listing Details

        The following table sets forth the high and low market prices of the Company’s ordinary shares on the American Stock Exchange (“AMEX”) and TASE for the five most recent full fiscal years:

	American Stock Exchange		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$*

Calendar Year
2007	67.50	41.00	259.40	185.00	65.60	43.65
2006	52.12	38.50	237.00	168.50	53.01	38.42
2005	57.98	37.50	246.90	176.90	56.42	38.24
2004	60.73	48.75	267.10	217.60	60.33	48.72
2003	54.66	29.22	239.00	143.60	54.58	30.01

* Share prices have been converted from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

        The following table sets forth the high and low market prices of the Company’s ordinary shares on AMEX and TASE for each fiscal quarter for the two most recent fiscal years and the first quarter of 2008:

	American Stock Exchange		Tel Aviv Stock Exchange
2008 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$*

March 31	69.05	56.5	261.30	192.10	67.67	56.83
June 30 (through June- 15)	80.53	74.5	270.20	245.60	83.58	71.69

2007 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$*

March 31	49.84	41.90	207.50	185.00	49.61	43.65
June 30	67.50	47.21	259.40	198.70	65.60	47.82
September 30	60.88	47.00	250.60	203.10	60.87	47.28
December 31	66.00	50.00	259.30	200.30	66.92	51.01

2006 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$*

March 31	49.23	42.00	227.00	197.50	49.60	42.26
June 30	52.12	41.52	237.00	194.00	53.01	43.17
September 30	46.67	38.50	228.80	168.50	51.78	38.42
December 31	48.55	41.00	206.00	177.10	47.63	41.24

        The following table sets forth the high and low market prices of the Company’s ordinary shares on AMEX and TASE for each month of the most recent six months:

	American Stock Exchange		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$*

May 2008	80.80	61.00	266.60	212.10	81.55	62.09
April 2008	67.50	60.00	235.10	216.00	67.79	60.95
March 2008	65.00	56.50	234.70	192.10	64.57	56.83
February 2008	68.00	64.00	244.00	223.50	67.19	62.24
January 2008	69.05	61.25	261.30	227.90	67.67	61.50
December 2007	66.00	59.10	259.30	240.00	66.92	62.66

* Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

9.B	Plan of Distribution

        Not applicable.

9.C	Markets

        The Company’s ordinary shares have been listed on AMEX since 1959. The ordinary shares have also been listed on TASE since 1961. The trading symbol for the ordinary shares on AMEX is “AIP”.

9.D	Selling Shareholders

Not applicable.

9.E	Dilution

Not applicable.

9.F	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A	Share Capital

        Not applicable.

10.B	Memorandum and Articles of Association

        The Company was registered under Israeli law on February 10, 1951, and its registration number with the Israeli Registrar of Companies is 52-001838-3.

        The Company’s Memorandum of Association (the “Memorandum of Association”) and Articles of Association (the “Articles”) are attached as Exhibits 1.1 and 1.2, respectively, of this annual report.

Objects and purposes of the company

        As indicated in Article 5 of the Articles, the Company may, at any time, engage in any kind of business in which it is, expressly or by implication, authorized to engage in accordance with the objects of the Company as specified in the Memorandum of Association. According to the Company’s Memorandum of Association, the Company’s objectives are paper manufacturing and any other legal objective.

Director’s personal interest

        The Israeli Companies Law requires that a director and an officer in a company disclose to the Company any personal interest that he may have, and all related material information, in connection with any existing or proposed transaction by the Company. The disclosure is required to be made promptly and in any event no later than the date of the meeting of the board of directors in which the transaction is first discussed. The Companies Law defines a “personal interest” as a personal interest of a person in an action or transaction by the company, including a personal interest of a relative and of a corporation in which he or his relative are interested parties, excluding a personal interest stemming solely from ownership of shares in the company.

        If the transaction is an extraordinary transaction, the approval procedures are as described below. Under the Israeli Companies Law, an extraordinary transaction is a transaction that is not in the ordinary course of business, a transaction not on market terms or a transaction that is likely to have a material impact on the Company’s profitability, assets or liabilities.

        Subject to the restrictions of the Israeli Companies Law, a director is entitled to participate in the deliberations and vote with regard to the approval of transactions in which he has a personal interest. A director is not entitled to participate and vote with regard to the approval of an extraordinary transaction in which he has a personal interest, the approval of indemnity, exemption or insurance of the directors or the approval of the directors’ compensation. If a majority of the directors have a personal interest in a certain decision, they may participate and vote but the issue must be approved also by the audit committee and by the shareholders. If the controlling shareholder has a personal interest in an extraordinary transaction, the transaction must be approved by the audit committee, board of directors and by shareholders at a general shareholders meeting byt the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, provided that either (i) such a majority includes at least one third of the total votes of shareholders who are not controlling shareholders or on their behalf, present at the meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against does not exceed one percent (1%) of the total voting rights in the Company.

        Any power of the Company which has not been conferred by law or by the Articles to any other body, may be exercised by the Board of Directors. The management of the Company is guided by the Board of Directors.

Powers and function of directors

        According to the Companies Law, the Board of Directors shall formulate the policies of the Company and shall supervise the performance of the office and actions of the General Manager (CEO), including, inter alia, examination of the financial position of the Company and determination of the credit framework of the Company. According to the Company’s Articles, as authorized by the Companies Law, and without derogating from any power vested in the Board of Directors in accordance with the Articles, the Board of Directors may, from time to time, at its discretion, decide upon the issuance of a series of debentures, including capital notes or undertakings, including debentures, capital notes or undertakings which can be converted into shares, and also the terms thereof, and mortgage of the property of the Company, in whole or in part, at present or in future, by floating or fixed charge. Debentures, capital notes, undertakings or other securities, as aforesaid, may be issued either at a discount or at a premium or in any other manner, whether with deferred rights or special rights and/or preferred rights and/or other rights, all at the Board of Directors’ discretion.

        According to the Companies Law, compensation to directors is subject to approval of the audit committee, the Board of Directors and the General Meeting of Shareholders. There are no provisions in the Company’s Articles regarding an age limit for the retirement of directors.

Pursuant to regulation promulgated under the Companies Law, the remuneration of directors does not require the approval of the general meeting according to the Companies law if it does not exceed the maximum amount permissible by applicable law. Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company with the Israeli Authority then, a resolution of the audit committee and the Board of Directors regarding the remuneration of the directors would require approval of the General Meeting by a simple majority and the resolution regarding the remuneration of the directors who are deemed to be controlling shareholders of the Company would require the approval of the General Meeting by a simple majority provided that the majority of the votes cast approving such resolution includes (a) at least 1/3 of the votes of shareholders (or any one on their behalf) voting at the General Meeting who do not have a personal interest in the approval of the transaction (the votes of abstaining shareholders will not be taken into account as part of the majority votes); or (b) the votes of the shareholders mentioned in section (a) above, who object to such resolution constituted no more than 1% of all voting rights in the Company.

        Except for special cases as detailed in the Articles and subject to the provisions of the Israeli Companies Law, the Board of Directors may delegate its powers to the CEO, to an officer of the Company or to any other person or to committees of the Board. Delegation of the powers of the Board of Directors may be with regard to a specific matter or for a particular period, at the discretion of the Board of Directors.

        As described in Item 6.C “Board Practices”, all directors, except external directors, stand for election annually at the General Meeting. The directors need not be shareholders of the Company in order to qualify as directors.

The shares – rights and restrictions

        All of the Company’s shares are ordinary shares. Every ordinary share in the capital of the Company has equal rights to that of every other ordinary share, including the right to dividends, to bonus shares and to participation in the surplus assets of the Company upon liquidation proportionately to the par value of each share, without taking into consideration any premium paid in respect thereof. All the aforesaid is subject to the provisions of the Articles.

        Each of the ordinary shares entitles the holder thereof to participate at and to one vote at Annual General Meetings of the Company.

        Subject to the provisions of the Israeli Companies Law, the Board of Directors may decide whether or not to distribute a dividend. When deciding on the distribution of a dividend, the Board of Directors may decide that the dividend shall be paid, in whole or in part, in cash or by way of the distribution of assets in specie, including securities or bonus shares, or in any other manner at the discretion of the Board of Directors.

        Dividends on the Company’s ordinary shares may only be paid out of retained earnings, as defined in the Israeli Companies Law, as of the end of the most recent fiscal year or profits accrued over a period of two years, whichever is higher.

        The Company may, by resolution adopted at an Annual General Meeting by an ordinary majority, decrease the capital of the Company or any reserve fund from redemption of capital.

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

        Furthermore, any controlling shareholder who knows that he possesses the power to determine the outcome of a shareholder vote, and any shareholder that, pursuant to the provisions of the Articles, has the power to appoint or to prevent the appointment of an officer in the Company or any other power regarding the Company, is under a duty to act in fairness toward the Company. The Israeli Companies Law does not describe the substance of this duty of fairness. These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

Modification of rights of shares

        If the share capital is divided into different classes, the Company may by resolution adopted at a General Meeting by a special majority of 60% of the votes of shareholders (in present or by proxies) voting at the General Meeting (except if the terms of the issuance of the shares of such class otherwise provide) annul, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent, in writing, of all the shareholders of such class thereto shall be received or that the resolution shall have been approved by a General meeting of the shareholders of such class by special majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class, provided that the quorum at the class meeting shall be the presence, in person or by proxy, at the opening of the meeting of at least two shareholders who own at least twenty five percent (25%) of the number of the issued shares of such class.

        The rights conferred upon the shareholders or owners of a class of shares, whether issued with ordinary rights or with preference rights or with other special rights, shall not be deemed to have been converted, restricted, prejudiced or altered in any other manner by the creation or issuance of additional shares of any class, whether of the same degree or in a degree different or preferable to them, nor shall they be deemed to have been converted, restricted, prejudiced or altered in any other manner by a change of the rights linked to any other class of shares, all unless otherwise expressly provided in the terms of the issuance of such shares.

Shareholders meeting

        The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the Board. Any other General Meeting is referred to as a “Special Meeting”.

        A notice of a General Meeting shall be published in at least two widely distributed daily newspapers published in Israel in Hebrew. The notice shall be published at least twenty-one days prior to the meeting date. In addition, the Company provides a notice of the meeting and related proxy statement in English to the holders of its ordinary shares listed on the records of the Company’s registrar and stock transfer agent in the United States.

        Apart from the notices as to the General Meeting described above, the Company is not required by the Articles and the Israeli Companies Law to give any additional notice as to the General Meeting, either to the registered shareholders or to shareholders who are not registered. The notice as to a General Meeting is required to detail the place, the day and the hour at which the meeting will be held, to include the agenda as well as a summary of the proposed resolutions, and to include any other details required by law.

        The Board of Directors of the Company may determine to convene a Special Meeting, and shall also convene a Special Meeting at the demand of any two directors, or one quarter of the directors in office, or one or more shareholders who hold at least five percent of the issued capital and one percent of the voting rights, or one or more shareholders who hold at least five percent of the voting rights.

        If the Board of Directors receives a demand for the convocation of a Special Meeting as aforesaid, the Board of Directors shall within twenty one days of receipt of the demand convene the meeting for a date fixed in the notice as to the Special Meeting, provided that the date for convocation shall not be later than thirty five days from the date of publication of the notice, all the aforesaid subject to the provisions of the Companies Law.

        In the resolution of the Board to convene a meeting, the Board of Directors may, at its discretion and subject to the provisions of the law, fix the manner in which the items on the agenda will be determined and the manner in which notice will be given to the shareholders entitled to participate at the meeting.

        Each shareholder holding at least ten percent (10%) of the issued capital and one percent (1%) of the voting rights, or each shareholder holding at least ten percent (10%) of the voting rights, is entitled to request that the Board include in the agenda any issue, provided that this issue is suitable to be discussed in a General Meeting.

        No business shall be transacted at any General Meeting unless a quorum is present at the time the meeting begins consideration of business. A quorum shall be constituted when two shareholders, holding collectively at least twenty five percent (25%) of the voting rights, are present in person or by proxy within half an hour from the time provided in the meeting notice, unless otherwise determined in the Articles.

        If a quorum is not present within half an hour, the meeting shall be adjourned for seven days, to the same day of the week at the same time and place, without need for notification to the shareholders, or to such other day, time and place as the Board may by notice to the shareholders determine.

        If a quorum is not present at the adjourned meeting, the meeting shall be canceled.

Voting and adopting resolutions at General Meetings

        A shareholder who wishes to vote at a General Meeting shall prove to the Company his ownership of his shares in the manner required by the Companies Law. The Board of Directors may issue directives and procedures relating to the proof of ownership of shares of the Company.

        A shareholder is entitled to vote at a General Meeting or class meeting, in person, or by proxy or by proxy card. A voting proxy need not be a shareholder of the Company.

        Any person entitled to shares of the Company may vote at a General Meeting in the same manner as if he were the registered holder of such shares, provided that at least forty eight hours before the time of the meeting or of the adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Board of Directors of his right to vote such shares (unless the Company shall have previously recognized his right to vote the shares at such meeting).

        The instrument appointing a proxy shall be in writing signed by the principal, or if the principal is a corporation, the proxy appointment shall be in writing and signed by authorized signatories of the corporation. The Board of Directors is entitled to demand that prior to the holding of the meeting, there shall be produced to the Company a confirmation in writing of the authority of signatories to bind the corporation to the satisfaction of the Board of Directors. The Board of Directors may also establish procedures relating to such matters.

        The proxy appointment or an office copy to the satisfaction of the Board shall be deposited at the registered office or at such other place or places, in or outside of Israel, as may from time to time be determined by the Board of Directors, either generally or in respect to a specific meeting, at least forty eight hours prior to the commencement of the meeting or the adjourned meeting, as the case may be, at which the proxy proposes to vote on the basis of such proxy appointment.

        A voting proxy is entitled to participate in the proceedings at the General Meeting and to be elected as chairman of the meeting in the same manner as the appointing shareholder, unless the proxy appointment otherwise provides. The proxy appointment shall be in a form customary in Israel or any other form which may be approved by the Board.

        According to an amendment to the Israeli Companies Law, a shareholder is also entitled, in certain issues, to vote by a proxy card.

        Each ordinary share entitles the holder thereof to participate at a General Meeting of the Company and to one vote on each item that comes before the General Meeting.

Right of non-Israeli shareholders to vote

        There is no limitation on the right of non-resident or foreign owners of any class of the Company’s securities to hold or to vote according to the rights vested in such securities.

Change of control

        Under the Articles, the approval of a merger as provided in the Israeli Companies Law is subject to a simple majority at a General Meeting or class meeting, as the case may be, all subject to the applicable provisions of law. Such a merger is also subject to the approval of the boards of the merging companies.

        For purposes of shareholders’ approval, unless a court rules otherwise, in the vote by the shareholder meeting of a merging company whose shares are held by the other merging company, the merger will not be deemed approved if a majority of the shares held by shareholders voting at the general meeting, other than the shareholders who are also shareholders in the other merging company or any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors in the other merging company, vote against the merger. Upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the merger obligations. . In addition, a merger may not be completed unless at least 30 days have passed from the date that the merger was approved at the general meetings of any of the merging companies and at least 50 days have passed from the date that a proposal of merger was filed with the Israeli Registrar of Companies.

        The Israeli Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the Company, and there is no existing 25% or more shareholder in the Company at the time. If there is no existing shareholder of the Company who holds more than 45% of the voting rights in the Company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a shareholder of more than 45% of the voting rights in the Company.

        If, following any acquisition of shares, the acquirer will hold 90% or more of the Company’s shares, the acquisition may not be made other than through a tender offer to acquire all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be sold to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

        Under the Israeli Securities Act 1968, any major shareholder who is the beneficial owner of more than 5% of the Company’s equity capital or voting securities is required to report this fact, and any change in his holdings, to the Israeli Securities Authority.

Transfer Agent and Registrar

        We have appointed American Stock Transfer & Trust Co. as the transfer agent and registrar for our ordinary shares.

Listing

        Our ordinary shares are listed on both the AMEX and on the TASE under the symbol “AIP”.

10.C	Material Contracts

        For a description of material contracts other than those described below, see “Item 7 Major Shareholders and Related Party Transactions–Related Party Transactions.”

        On January 1, 2007, an agreement was signed with Arledan Investments Ltd., according to which the Company sold its leasing rights over a plot of land stretching over approximately three acres in “Ramat Hahayal”, for a sale price of approximately NIS 57 million. The property is rented until January 2013. As a result of the sale, it recognized, capital profits of approximately NIS 21 million in the fourth quarter of 2006.

        In February 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM, as well as its holdings in Barthelemi, to CGEA (in an agreement signed January 4, 2007). The sale price was approximately $27 million. Following the sale, AIPM ceased to be a shareholder in TMM. For further details, see Item 4.A History and Development of the Company.

        In March 2007, KCTR signed an agreement in principle with Unilever, according to which Unilever shall distribute and sell KCTR’s products in Turkey, excluding distribution and sales to food chains, which will be done directly by KCTR. The agreement was signed to help KCTR increase its market penetration and volume of sales following the approval of a strategic plan by KCTR to expand its activities in Turkey in the coming decade. The complete strategic plan is designed to expand the activities of KCTR from the current yearly sales volume of $50 million to a volume of $300 million in the year 2015.

        In May 2007, the Company entered into an agreement with East Mediterranean Gas Company (“EMG”) for the purchase of natural gas from Egypt. The agreement describes principles for use in concluding a detailed agreement for the purchase of natural gas. It is expected that this will generate significant fuel cost savings and lead to further improvement in air quality. In July 2005, AIPM signed an agreement for the purchase of natural gas with Thetys Sea Group to meet the Company’s requirements for natural gas at the Hadera production facility until the middle of 2011. The agreement with EMG provides for the continued availability of natural gas for an additional 15 years. In addition, the agreement allows AIPM, within a limited period of time, to increase the quantities of natural gas purchased to serve the needs of the new power plant which is being planned. The estimated annual purchase of natural gas from EMG will range from $10 million to $50 million, depending on the quantities purchased and the prevailing prices. Bank and corporate guarantees, of an order of one year purchase, will be provided by AIPM, when signing the detailed agreement. According to the May 2007 agreement, the parties must sign a detailed agreement by the end of 2007. As of the report date of this annual report, the parties are in negotiations to formulate the final version of the said detailed agreement.

        On July 29, 2005 the Company signed an agreement in London, with the Thetys Sea Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.), for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that was converted for the use of natural gas, instead of fuel oil. The overall financial volume of the transaction totals $35 million over the term of the agreement from the initial supply of gas and until the earlier of (1) the point at which the Company will have purchased an aggregate of 0.43 BCM of natural gas, or (2) , July 1, 2011.

        On July 11, 2007, the Company entered into an agreement with Israel Natural Gas Routes Ltd. (“Gas Routes”) for transportation of natural gas to its facility in Hadera for a six-year term, with an optional extension for another two-years. Consideration, pursuant to the agreement includes payment of a non-recurring connection fee upon connection based on the actual cost of connection to the Company’s facility, as well as monthly payments based on two components: (a) a fixed amount for the gas volume ordered by the Company; and (b) an additional amount based on the actual gas volume delivered to the facility. As of the report date of this annual report, the Company is dependent on Gas Routes, since in the agreement the Company undertook to pay a set annual payment of NIS 2 million even if it does not actually make use of Gas Routes’ transportation services.

        During the first half of 2008, critical agreements were signed for acquiring the equipment required for a new production system for packaging paper produced from paper and board waste. –The new production system at the Company’s Hadera site, which will have an output capacity of approximately 230 thousand tons per annum, will cost an estimated NIS 690 million (approximately $170 million). The principal equipment for the production system was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO. According to the signed agreements, the Company will pay a total sum of € 48.4 million for the equipment detailed above. Some of the equipment will be supplied in the coming months, whereas the rest of the equipment will be supplied by the beginning of 2009. Pursuant to the signed agreements, the Company is expected to sign agreements with additional suppliers and contractors for the acquisition of additional equipment necessary for the production system.

10.D	Exchange Controls

Foreign exchange regulations

        There are no Israeli governmental laws, decrees or regulations that restrict or that affect the export or import of capital, including but not limited to, foreign exchange controls on remittance of dividends on ordinary shares or on the conduct of the Group’s operations, except as otherwise set forth in the paragraph below regarding taxation.

10.E	Taxation

The following information is regarding Israeli law only.

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

        On July 24, 2002, the Israeli Knesset enacted income tax reform legislation, commonly referred to as the “2003 Tax Reform”. The 2003 Tax Reform has introduced fundamental and comprehensive changes into Israeli tax laws. Most of the legislative changes took effect on January 1, 2003. The 2003 Tax Reform has introduced a transition from a primarily territorial-based tax system to a personal-based system of taxation with respect to Israeli residents. The Tax 2003 Reform has also resulted in significant amendment of the international taxation provisions, and new provisions concerning the taxation of capital markets, including the abolishment of currently “exempt investment routes” (e.g., capital gains generated by Israeli individuals from the sale of securities traded on the TASE).

        After the 2003 Tax Reform, the Israeli Parliament approved on July 25, 2005 additional income tax reform legislation (the “2006 Tax Reform”), pursuant to the recommendations of a committee appointed by the Israeli Minister of Finance, which incorporated additional fundamental changes in Israeli tax law. The 2006 Tax Reform includes, inter alia, a gradual reduction of income tax rates for both individuals and corporations over the years through 2010, and outlines a path towards uniformity in the taxation of interest, dividend and capital gains derived from securities. Most of the amendments to the tax law are effective as of January 1, 2006, subject to certain exceptions. Transition rules apply in certain circumstances.

        Various issues related to the effective date of the 2003 Tax Reform and the 2006 Tax Reform remain unclear in view of ambiguous legislative language and the lack of authoritative interpretations at this time. The analysis below is therefore based on our current understanding of the new legislation.

Income taxes on dividends distributed by the Company to non-Israeli residents

        Subject to the provisions of applicable tax treaties, dividend distributions from regular profits (non-Approved Enterprise) by the Company to a non-resident shareholder are generally subject to a withholding tax of 20%. If the shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such distribution, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate on the shareholder (non-Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20% In the event that tax exempt Approved Enterprise profits are distributed as a dividend, the Company is subject to the corporate tax from which it was exempt (25%) and to withholding tax at source in respect of the distributed dividend (usually 15%).

        Generally, under the Tax Treaty Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (“U.S. Treaty”), the maximum rate of withholding tax on dividends paid to a shareholder who is a resident of the United States (as defined in the U.S. Treaty) will be 25%. However, when a U.S. tax resident corporation is the recipient of the dividend, the rate on a dividend out of regular (non-Approved Enterprise) profits may be reduced to 12.5% under the treaty, where the following conditions are met:

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

Income taxes on dividends distributed by the Company to Israeli residents

        The distribution of dividend income to Israeli residents will generally be subject to income tax at a rate of 20% for individuals and will be exempt from income tax for corporations. In the event that tax exempt Approved Enterprise profits are distributed as a dividend, the Company is subject to the corporate tax from which it was exempt (25%) and to withholding tax at source in respect of the distributed dividend (usually 15%). In addition, if an Individual Israeli shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the Company, the tax rate on the dividend (not source from Approved Enterprise income) will be 25%. The withholding tax by the Company on such dividend would remain 20%.

Tax on capital gains of shareholders – General

        Israeli law imposes a capital gains tax on the sale of capital assets by an Israeli resident and on the sale of capital assets located in Israel or the sale of direct or indirect rights to assets located in Israel. The Israeli Tax Ordinance distinguishes between “Real Gain” and “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed on the basis of the increase in the Israeli CPI between the date of purchase and the date of sale. The Real Gain, accrued at the sale of an asset purchased on or after January 1, 2003, is generally taxed at a 20% rate for individuals (except for “principal shareholder” which then the tax rate is 25%) and 25% for corporations. Inflationary Surplus, that accrued after December 31, 1993, is exempt from tax.

        In July 2005, the Israeli Parliament approved tax reform which, among other things, decreases the corporate tax gradually from 31% in 2006 to 25% in 2010.

        Pursuant to the 2006 Tax Reform, the current applicable corporate tax rate in 2007 is to be gradually reduced from 29% to 25%, in the following manner: the tax rate for 2007 was – 29% , in 2008 – 27%, in 2009 – 26%, in 2010 and afterwards – 25%. The maximum tax rate for individuals is 48% in 2007 and shall also be gradually reduced to 44% in 2010 and afterwards. These rates are subject to the provisions of any applicable bilateral double taxation treaty. Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets.

        An individual shareholder will generally be subject to tax at a 20% rate on realized real capital gain accrued from January 1, 2003 and thereafter. To the extent that the shareholder claims a deduction of financing expenses, the gain will be subject to tax at a rate of 25% (until otherwise stipulated in bylaws that may be published in the future).

        If such shareholder is considered a “principal shareholder” at any time during the 12-month period preceding such sale, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the Company, the tax rate will be 25%.

Israeli corporation’s shareholders will generally be subject to tax at a 25% rate on realized real capital gain accrued from January 1, 2003 and thereafter.

        The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a taxpayer may elect the actual adjusted cost of the shares as the tax basis provided he can provide sufficient proof of such adjusted cost.

        It should be noted that different taxation rules may apply to shareholders who purchased their shares prior to the listing on the TASE. They should consult with their tax advisors for the precise treatment upon sale.

Corporations which are subject to the Inflationary Adjustments Law

        The shareholder will be subject to tax at the corporate tax rate on realized real capital gain.

Capital gains – non-Israeli residents (Individuals and Corporations)

        Non-Israeli residents are generally exempt from capital gains tax on any gains derived from the sale of shares publicly traded on the TASE provided, however, that such capital gains are not derived from his permanent establishment in Israel and that such shareholders did not acquire their shares prior to an initial public offering. In addition, non-Israeli companies will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli company, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli company, whether directly or indirectly.

        It should be noted that different taxation rules may apply to shareholders who purchased their shares prior to the listing on the TASE. They should consult with their tax advisors for the precise treatment upon sale.

        Notwithstanding the foregoing with respect to both Israeli and non-Israeli residents, dealers (both individuals and corporation) in securities in Israel are generally taxed at regular tax rates applicable to business income.

        The U.S. Israeli Tax Treaty exempts U.S. residents who hold directly or indirectly an interest of less than 10% of the Israeli company, and who held an interest of less than 10% during all the 12 months prior to a sale of their shares, from Israeli capital gains tax in connection with such sale. Certain other tax treaties to which Israel is a party also grant exemptions from Israeli capital gains taxes.

Uncertainty in income taxes

As of January 1, 2007, the Company adopted FASB Interpretation No. 48, ‘Accounting for Uncertainty in Income Taxes–an Interpretation of FASB Statement No. 109’ (“FIN 48”). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. As a result of the implementation of the standard there isn’t any influence on the financial statements of the Group.

10.F	Dividends and Paying Agents

        Not applicable.

10.G	Statement by Expert

        Not applicable.

10.H	Documents on Display

        A copy of each document (or a translation thereof to the extent not in English) concerning the Company that is referred to in this Annual Report on Form 20-F is available for public view at our principal executive offices at American Israeli Paper Mills Ltd., 1 Meizer Street, Industrial Zone, Hadera 38100, Israel. We are subject to the information requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “SEC”).

        Copies of this annual report and the exhibits hereto may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Due to its operations, the Company is exposed to market risks, consisting primarily of changes in interest rates – on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes in interest rates affect the Company’s financial results.

        The Company’s Board of Directors determines the policy to address these risks, according to which financial instruments are employed and defines the objectives to be attained, taking into account the Group’s linkage balance sheet and the impact of changes in various currencies and in the Consumer Price Index on the Company’s cash flows and on its financial statements.

        AIPM conducts calculations of its exposure every month and examines the compliance with the policy determined by the Board of Directors.

        Furthermore, limited use is made of derivative financial instruments, which the Company employs for hedging the cash flows, originating from the existing assets and liabilities.

        Such hedging transactions are conducted primarily through currency options and forward transactions with Israeli banking institutions. The Company believes that the inherent credit risk of these transactions is slight.

        As of December 31, 2007 AIPM owned CPI-linked long-term loans (notes) in the total amount of approximately NIS 195.5 million. The interest on such loans is not higher than the market interest rate. In the event that the inflation rate rises significantly, a loss may be recorded in AIPM’s financial statements, due to the surplus of CPI-linked liabilities.

        In order to hedge this exposure, AIPM entered into forward transactions, in early 2008 for hedging NIS 190 million against a rise in the CPI until December 2008. These transactions replaced hedging transactions of NIS 220 million that terminated in December 2006 and January 2007.

        Through our normal operations, we are exposed principally to the market risks associated with changes in the Consumer Price Index, which our notes are linked to. We manage our exposure to these market risks through our regular financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility movements on certain liabilities. The gains or losses on derivative instruments are expected to offset the losses or gains on these liabilities. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results exposed to these risks and appropriately hedging them with forward contracts.

	Maturity
	In NIS thousands
	2008	2009-10	2011-12	More than 5 years	Total book value	Total fair value

Series 1debentures	7,049	7,049	-	-	14,098	14,336
Series 2 debentures	30,342	60,684	60,684	30,342	182,052	191,537

Credit Risks

        The Company’s and its subsidiaries’ cash and cash equivalents and the short-term deposits as of December 31, 2007 are deposited mainly with major Israeli banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be immaterial.

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

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements

        All other Company’s market risk sensitive instruments are instruments entered into for purposes other than trading proposes.

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 10%	Interest decrease 5%
In NIS thousands

Series 1 Debentures	54	27	14,336	(54)	(27)
Series 2 Debentures	2,370	1,191	191,537	(2,417)	(1,203)
Other liabilities	121	60	31,510	(122)	(61)
Long-term loans and capital
notes - granted	(186)	(93)	(48,644)	188	94

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2007).

Regarding the terms of the debentures and other liability – See Note 4 to the Financial Statements

Regarding the terms of the long-term loans and capital notes granted – See Note 2 to the Financial Statements

Sensitivity of € linked instruments to changes in the(euro)exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Revaluation of € 10%	Revaluation of € 5%		Devaluation of € 10%	Devaluation of € 5%
In NIS thousands

NIS-€ forward transaction	6,038	4,028	994	(8,439)	(3,741)

        See Note 12a to the financial statements.

Sensitivity to the U.S. Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value As at Dec-31-07	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of of $ 10%	Devaluation of $ 5%
In NIS thousands

Other Accounts Receivable	1,272	636	12,720	(1,272)	(636)
Capital note	242	121	2,421	(242)	(121)
Accounts Payable	(1,036)	(518)	(10,363)	1,036	518

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 2b to the financial statements.

Accounts payable reflect primarily short-term liabilities to suppliers.

Quantitative Information Regarding Market Risk

        The following are the balance-sheet components by linkage bases at December 31, 2007:

In NIS Millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily U.S.$)	Non-Monetary Items	Total

Assets
Cash and cash equivalents	2.5		165.2		167.7
Other Accounts Receivable	259.0	0.4	12.7	11.8	283.9
Inventories				69.6	69.6
Investments in Associated Companies	52.2		2.4	291.6	346.2
Deferred taxes on income				6.1	6.1
Fixed assets, net				445.6	445.6
Deferred expenses, net of accrued amortization

Total Assets	313.7	0.4	180.3	824.7	1,319.1

Liabilities
Credit from Banks	143.0				143.0
Other Accounts Payable	185.3		10.4		195.7
Deferred taxes on income				40.5	40.5
Long-Term Loans	33.5				33.5
Notes (bonds)		195.5			195.5
Other liabilities - including current maturities	32.8				32.8
Equity, funds and reserves				678.1	678.1

Total liabilities and equity	394.6	195.5	10.4	718.6	1,319.1

Surplus financial assets
(liabilities) as at December 31, 2007	(80.9)	(195.1)	169.9	106.1

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

        Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (f)) have concluded that, as of the end of the period covered by this Form 20-F, our disclosure controls and procedures were effective to ensure that material information required to be disclosed in the reports that we file and furnish under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

(b) Management’s Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

–	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;

–	provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

–	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        As permitted, we have excluded from our evaluation the affiliated companies: Mondi Hadera Paper Ltd., Frenkel C.D. Ltd., Carmel Container Systems Ltd., Cycle-Tec Recycling Technology Ltd., and Hogla-Kimberly Ltd. (“H-K”) (which together, not including H-K, are referred to as the “excluded companies”), which are included in our 2007 Consolidated Financial Statements. In the aggregate, the Company’s investments in the excluded companies represented 10.8% of consolidated total assets and, in the aggregate, the Company’s share in net income of the excluded companies represented 42% of consolidated net income (loss) for the year ended December 31, 2007. H-K has a significant influence on the 2007 Consolidated Financial Statements; however, H-K had its evaluation performed separately, as part of the 2007 evaluation by Kimberly-Clark Ltd., H-K’s parent company.

        Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective. Our independent registered public accounting firm, Brightman Almagor, an affiliate of Deloitte Touche Tohmastu, has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2007.

(c) There were no changes in our internal controls over financial reporting that occurred during the year end December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        Amos Mar-Haim, a member of the Company’s Audit Committee, meets the criteria of an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and his designation as the Audit Committee’s Financial Expert has been ratified by the Board of Directors. Amos Mar-Haim is “independent”, as that term is defined in the AMEX’s listing standards.

ITEM 16B. CODE OF ETHICS

        The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive officer, principal financial officer, and principal accounting officer or controller and persons performing similar functions (the Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of actual or apparent conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company’s legitimate business interests. The Company encourages all of its officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Hadera, Israel.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmastu (on April 15, 2007, at a General Meeting the shareholders approved the appointment of Brightman Almagor & Co. as the Company’s external auditors for the year 2007. Brightman Almagor & Co replaced Kesselman & Kesselman & Co. who served as the Company’s external auditors since 1954 until 2006.). After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee approves prior to the accountant being engaged such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Additional services from Brightman Almagor and any increase in budgeted amounts will similarly be approved during the year by the Audit Committee prior to the accountant being engaged on a case-by-case basis.

        All audit-related and non-audit-related services performed by Brightman Almagor during 2007 were proposed to and approved by the Audit Committee prior to the accountant being engaged, in accordance with the procedures outlined above.

        The following table provides information regarding fees we paid to Brightman Almagor for all services, including audit services, for the years ended December 31, 2007 and 2006, respectively.

	U.S. $ in thousands
	2007	2006

Audit fees
Audit of financial statements	150	150
Auditing IFRS reconciliation	22	-
Audit-related Fees
ICFR audit	120	-
Tax Fees	-	-
All Other Fees	-	-
Differentials	20	-

Total	312	150

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

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

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit of the financial statements. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

“All Other Fees” are the aggregate fees billed for products and services provided other than those included in “Audit Fees,” Audit-Related Fees,” or “Tax Fees.”

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2007.

PART III

ITEM 17. FINANCIAL STATEMENTS

        See Item 19 below for Consolidated Financial Statements filed as a part of this Annual Report.

        The Company prepares its financial statements in accordance with Israeli GAAP. The effect of the material differences between Israeli GAAP and U.S. GAAP, as it relates to the Company, are described below:

a.	The functional currency of the Company

        Through December 31, 1993, the financial statements of the Company, presented in NIS values adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the dollar were also used for the purposes of reporting in conformity with U.S. GAAP applicable to entities operating in hyper-inflationary economic environments, as prescribed by Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”). Since the inflation rate in Israel has decreased considerably, the Company decided that for reporting purposes, commencing in 1994, it would implement the rules relating to economies no longer considered hyper-inflationary in accordance with U.S. GAAP.

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

        As to the effect of application of these rules – see i below.

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

As to the effect of application of this treatment, see (i) below.

c.	Stock based compensation

        Under Israeli GAAP, until December 31, 2005 no compensation expenses were recorded in respect of employee stock options. Commencing January 1, 2006, the Company applied Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment” (hereafter - Standard 24), which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

        However, since the Company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the transition date as prescribed in the Israeli standard, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the measurements of the stock based compensation expenses.

        Under Israeli GAAP, prior to the adoption of Standard 24, there were no compensation expenses recorded in respect of share based payments. However, upon exercise, the tax benefit is credited to shareholders equity. The U.S. GAAP adjustment of NIS (3,397) in 2007, NIS (2,414) in 2006 and NIS (401) in 2005 to shareholders’ equity is required to reverse the credit to equity upon exercise.

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

        The Company adopted FAS 123R, as of January 1, 2006, using the modified prospective application transition method, as permitted by FAS 123R. Under such transition method, the Company’s financial statements for periods prior to the effective date of FAS 123R (January 1, 2006) have not been restated. The adoption of FAS 123R resulted in a net gain representing the cumulative effect of a change in accounting principle in an amount of approximately NIS 0.2 million net of tax, which reflects the net cumulative impact of estimating future forfeiture in the determination of period expense, rather that recording forfeitures when they occur as was previously required.

        The fair value of stock options granted with service conditions, was determined using the Black Scholes option pricing model, which is consistent with the Company’s valuation techniques previously utilized for options in footnote disclosures required under FAS 123 and FAS 148. Such value is recognized as an expense over the service period, net of estimated forfeitures, using the accelerated method of amortization under FAS 123R.

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

        At December 31, 2006 all options are fully vested.

        The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation for the years presented prior to the adoption of FAS 123R:

Year ended December 31
2005
NIS in thousands, except for per share data

Net income, as reported under U.S. GAAP	41,861
Add (deduct):
stock based employee compensation expense (reversal), included in reported
net income, net of related tax effect	(1,838)
Deduct:
stock based employee compensation expense -determined under fair value method
for all awards, net of related tax effect	(939)

Pro forma net income -under U.S. GAAP	39,084

Earnings per share - under U.S. GAAP:
Basic - as reported	10.47
Basic - pro forma	9.77
Diluted - as reported	10.33
Diluted - pro forma	9.65

        A summary of the status of the Company’s option plans as of December 31, 2007, 2006 and 2005 ,respectively, and changes during the years ended on those dates, is presented below:

	2007		2006		2005
		Weighted average exercise Price		Weighted average exercise Price		Weighted average exercise Price
	Number	NIS	Number	NIS	Number	NIS

Options outstanding at
beginning of year	35,425	122.21	127,571	114.03	152,103	132.74
Changes during the year:

Exercised	(35,425)	119.76	(55,090)	94.01	(16,282)	143.38
Forfeited	-	-	(37,056)	102.06	(8,250)	178.25

Options outstanding at
end of year	*-	-	35,425	122.21	127,571	114.03

Options exercisable at
year-end	-	-	35,425	127.35	78,996	87.61

* The options plan expired during July 2007.

d.	Earnings per share (“EPS”)

        Israeli GAAP relating to computation of EPS was changed as of January 1, 2006 with retroactive effect. As to the provisions of the new standard see note 1v to the financial statements attached.

The EPS computation according to U.S. GAAP presented below is in accordance with FAS 128.

        As applicable to the Company, after the implementation of the new Israeli standard No. 21, there are no material GAAP differences with regard to the computation of the basic EPS, however there is a difference in the computation of the diluted EPS as follows:

The computation of the diluted EPS under U.S. GAAP requires that the unamortized compensation expenses related to employee stock options will be included in the total amount of the assumed proceeds used in applying the treasury stock method, while under Israeli GAAP this amounts is not taken into account.

        As to the effect of application of U.S. GAAP, see (i) below.

        Following are data relating to the weighted average number of shares for the purpose of computing basic and diluted earnings per share under U.S. GAAP:

	2007	2006	2005

Weighted average number of shares used in the
computation of basic earnings per share	4,132,728	4,025,181	3,999,910
Net additional shares from the assumed exercise of
employee stock options	6,805	30,447	51,700

Weighted average number of shares used in the
computation of diluted earnings per share	4,139,533	4,055,628	4,051,610

e.	Investment in marketable equity securities accounted for by the equity method (associated companies) –Carmel Container Systems (Carmel) and T.M.M. Integrated Recycling Industries Ltd (TMM)

Carmel

        Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board – “Impairment of Assets” (see note 1i to the financial statements). Based on the provisions of this Standard, and as explained in note 2f to the financial statements, the Company determined that the recoverable value of the investment in Carmel exceeds its carrying value (based, among other things, on its Discounted Cash Flows), and accordingly, the investment was not written down.

Under U.S. GAAP (APB 18 – “The Equity Method of Accounting for Investments in Common Stock”), SEC Staff Accounting Bulletin (SAB) No. 59 (“Accounting for Non current Marketable Equity Securities”) and EITF 03-1 (The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2003, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, among other things, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2003.

        Therefore, although according to the Israeli GAAP the recoverable value of this investment exceeds its carrying value (see above) under U.S. GAAP and SEC rules described above, the decline in the market value of Carmel shares was the significant factor in determining that the decline was other than a temporary decline. Accordingly, for U.S.GAAP reporting, since the decline in the market value of Carmel was long and extensive, the Company reduced the carrying value of this investment to its market value as of December 31, 2003, and recorded an impairment loss amounting to NIS 16,986,000.

        Under U.S. GAAP, since there was no goodwill and non amortizable assets, the impairment was attributed only to Carmel’s fixed assets; therefore the Company amortizes the impairment at the rates applicable to Carmel’s fixed assets. The amortization of the impairment, as above, resulted in an increase in the share in profits of the associated company amounting to NIS 1,699 thousands in the years 2007, 2006 and 2005.

        Carmel was held to the extent of 26.25% by the Company. During the second quarter of 2007 Carmel acquired its own shares which were held by part of its minority shareholders. As a result of this acquisition the share of holding in Carmel increased from 26.25% to 36.21%. The increase in the share of holding yielded to the Company negative excess of cost in the amount of NIS 4,923 thousands which according to standard 20 (adjusted) was related to non financial assets, which will be realized according to the rate of realization of these assets.

        Under Israeli GAAP during the period the Company included in the profits from affiliated companies, a profit amount of NIS 2,439 thousands from the realization of these assets.

        Under U.S. GAAP (FAS 141 – “Business Combination”) since there is no realization attributed to inventory the Company included in the profit from affiliated companies, a profit amount of NIS 733 thousands from the realization of fixed assets.

TMM –

        Under Israeli GAAP, an investment in an associated company is tested for impairment under the provisions of Israeli Standard No. 15 of the Israeli Accountant Standard Board – “Impairment of Assets” (see note 1h to the financial statements). Until December 31, 2005 based on the provisions of this Standard, a the Company determined that the recoverable value of the investment in TMM based on an outside appraiser exceeded its carrying value (based, among other things, on its Discounted Cash Flows), and accordingly, the investment was not written down.

        As a result of the implementation of Accounting Standard No. 15, T.M.M recorded a loss of NIS 12.5 million from the impairment of fixed assets in the third quarter of 2006, based on the estimate of an external assessor. The Company’s share of this loss (43.08%) amounted to NIS 5.4 million. This sum appeared as part of the Company’s share in the earnings (losses) of associated companies for that year.

        At the beginning of 2007 the Company sold its holdings in TMM for a sum approximately equal to its book value, after taking into account the impairment, which was done during 2006.

        Under U.S. GAAP (APB 18 – “The Equity Method of Accounting for Investments in Common Stock”), SEC Staff Accounting Bulletin (SAB) No. 59 (“Accounting for Non-current Marketable Equity Securities”) and EITF 03-1 (The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments), a decline in value of investment in an associated company which is other than temporary was recognized as a realized loss in 2005, establishing a new carrying value for the investment. Factors considered in determining that a decline is other than temporary included, mainly, the length of time and the extent to which the market value has been less than the carrying value of the investment. The relevant market value for determining the impairment loss is the market value at December 31, 2005.

        Therefore, although according to the Israeli GAAP the recoverable value of this investment exceeded its carrying value (see above) under U.S. GAAP and SEC rules described above, the decline in the market value of TMM shares was the significant factor in determining that the decline was other than a temporary decline. Accordingly, for U.S.GAAP reporting, since the decline in the market value of TMM was long and extensive, the Company reduced the carrying value of this investment to its market value as of December 31, 2005 and recorded an impairment loss amounting NIS 10,000,000.

        The losses of TMM and Barthelemi for the year 2006 under U.S. GAAP including impairment in value of fixed assets and goodwill, amounted to NIS 21.6 million. The Company’s share in this impairment was approximately NIS 8.7 million. Due to the impairment recorded in the Company’s books in 2005 the Company’s share in the operating results of those investment for 2006 was determined, based on their actual results, net of the impairment, to have been already reflected in 2005. As a result under U.S. GAAP the book value of TMM was as of 31, December 2006 similar to the value under Israeli GAAP, as mentioned above.

        On January 4, 2007, the Company entered into an agreement with Veolia Israel CGEA Ltd. (“CGEA”), whereby it agreed to sell to CGEA its holdings in Barthelemi, along with its remaining holdings in T.M.M. Pursuant to the agreement, CGEA has acquired all of the Company’s holdings in Barthelemi. CGEA also acquired all of the Company’s holdings in T.M.M, as part of a complete tender offer, and, beginning in February 2007, the Company was no longer a shareholder in T.M.M.

        The sale of the Company’s holdings in T.M.M was made for consideration approximately equal to its book value, after taking into account, the impairment as mention above.

f.	Reclassification of deferred charges

        Under Israeli GAAP, in accordance with a new Israeli Standard No 22, commencing January 1, 2006 see also note 1j to the financial statements:
        The balance of deferred debt issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, is reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Under U.S. GAAP deferred charges should be classified as other assets, see h.3. below. The reclassifications have not impacted net income as both costs are amortized to the income statement over the term of the debt.

g.	Leasehold rights from the Israel Land Administration Authority (“ILAA”)

        Under Israeli GAAP, land lease rights from the ILAA are accounted for as fixed assets, and not depreciated.

         Under U.S. GAAP, in accordance with SFAS 13 “Accounting for Leases”, leases involving real estate can be accounted for as capital lease only when (a) the lease transfers ownership of the property to the lessee by the end of the lease term or (b) the lease contains a bargain purchase option. Since none of the above-mentioned terms is met, leasehold rights are accounted for as an operating lease. The leasehold rights are amortized over the period of the initial option and if applicable the renewal option period (see j below).

h.	Put option for investee

        As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

        As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

        In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards.

        Under Israeli GAAP, it was not required to give a value to the PUT option.

        Under U.S. GAAP, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with U.S. GAAP.

        As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

i.	The effect of applying U.S. GAAP on the consolidated financial statements is as follows:

1)	Consolidated statement of income figures:

	Year ended December 31
	2007	2006	2005
	NIS in thousands (except per share data)

Net income, as reported according to Israeli GAAP	31,442	13,330	45,715
Effect of treatment of the following items in accordance with U.S. GAAP:
Functional currency , see a above	5,826	6,970	6,490
Deferred income taxes - net, see a above	(1,032)	(2,757)	(3,961)
Reconciliation resulting from the Company's share in the adjustments of the
associated companies.	(554)	5,278	80
Other then temporary impairment of an investment in associated companies, see
e above			(10,000)
Amortization of other then temporary impairment of an investment in
an associated company, see e above	1,699	1,699	1,699
Amortization of leasehold rights from the ILAA, see g above	(730)	(596)
Reconciliation resulting from Put option for investee	(3,901)
Applying FAS 123R in respect of employee stock options, see c above:
Gross amount		(373)
Deferred taxes		116
Applying APB 25 in respect of employee stock options, see c above:
Gross amount			3,093
Deferred taxes			(1,255)
Cumulative effect at beginning of period, net of tax of NIS 127 *, see c above		242

Net income under U.S. GAAP	32,750	23,909	41,861

Earnings per share, see d above:
Basic	7.93	5.94	10.47

Diluted	7.91	5.89	10.33

*As a result of the adoption of FAS 123R, see c above.

2)	Shareholders’ equity:

	December 31
	2007	2006
	In thousands

Shareholders' equity according to Israeli GAAP	678,087	430,842
Effect of treatment of the following items in accordance with U.S. GAAP:
Functional currency	(35,646)	(41,472)
Amortization of leasehold rights	(1,326)	(596)
Investments in associated companies	7,326	7,880
Other then temporary impairment of an investment in -
associated companies, net of amortization	(20,191)	(21,890)
Elimination of exercise of employee options into shares	(3,397)	(2,414)
Cumulative effect, at beginning of 2006 of SAB 108, net of tax	(2,665)	(2,665)
Put Option	(3,901)	-
Deferred income taxes	4,138	5,083

Shareholders' equity under U.S. GAAP	622,425	374,768

3)	Consolidated balance sheet figures:

	D e c e m b e r 3 1
	2007		2006
	NIS	Re-measured NIS	NIS	Re-measured NIS
	In thousands
	As Reported Under Israeli GAAP	Under U.S. GAAP	As Reported Under Israeli GAAP	Under U.S. GAAP

Assets

Inventories	69,607	69,103	62,109	60,131

Investment in associated companies	346,186	334,261	375,510	362,199

Fixed assets - net	445,566	411,551	400,823	362,539

Deferred charges	-	625	-	785

Liabilities and shareholders' equity

Accounts payable and accruals - Other	87,235	91,136	-	-

Deferred taxes - net	25,316	30,748	27,267	29,786

Notes	195,525	196,150	226,364	227,149

Shareholders' equity**	678,087	622,425	430,842	374,768

**	2006 retained earnings are net of an adjustment of NIS (2,665) thousands, net of tax related to the adoption of SAB 108 (see k below).

j.	Statement of cash flows

        The Company presents its cash flow information, under Israeli GAAP net of the effects of inflation.

The information to be included under U.S. GAAP for the years ended December 31, 2005, 2006 and 2007, respectively, is presented below:

	2007	2006	2005
	N I S
	I n t h o u s a n d s

Net cash provided by operating activities	69,538	64,521	94,143
Net cash used in investing activities	(24,692)	(50,410)	(19,868)
Net cash used in financing activities	109,278	(8,808)	(73,770)

Increase (decrease) in cash and cash
Equivalents	154,124	5,303	505
Balance of cash and cash equivalents
at beginning of year	13,621	8,318	7,813

Balance of cash and cash equivalents
at end of year	167,745	13,621	8,318

        Under Israeli GAAP, cash flows relating to investments in, and proceeds from the sale of, marketable securities classified as a “current investment” are presented as investing activities in the statements of cash flows, while under U.S. GAAP, these securities are classified as operating activities.

k.	Adoption of SAB 108 –Accounting for the Effects of Prior year Misstatements when Quantifying Misstatements in current year financial statements

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

        Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 had an effect of NIS 2,665 thousand , net of tax, on the consolidated retained earnings due to the GAAP differences related to the leases from the Israeli Land Administration Authority, see note g above.

l.	Recently issued accounting pronouncements in the Untied States:

1.	SFAS No. 157 –Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company does not expect the adoption will have material impact on its consolidated financial statements.

2.	SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008. The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

3.	SFAS No. 141 (revised 2007) – Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated results of operations and financial condition.

4.	SFAS No. 160 – Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement

Schedule – Valuation and Qualifying Accounts

Three Years Ended December 31, 2007

(NIS in thousands)

Column A	Column B	Column C	Column D	Column E

	Balance at beginning of period	(reductions) Additions charged to expenses	Deductions	Balance at end of period

Allowance for doubtful accounts:
Year ended December 31, 2007	16,791	738	(358)	17,171

Year ended December 31, 2006	16,914	(123)	-	16,791

Year ended December 31, 2005	16,148	840	(74)	16,914

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

(a) The following financial statements and supporting documents are filed with this report:

(i)	Consolidated Audited Financial Statements of the Company for the year ended December 31, 2007 (including Reports of Independent Registered Public Accounting Firms).

(ii)	Financial statements of Mondi Paper Hadera Ltd. for the year ended December 31, 2007.

(iii)	Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2007.

(iv)	Report of independent Registered Public Accounting Firms on Schedule on Valuation and Qualifying Accounts and Schedule.

(v)	Report of Independent Registered Public Accounting Firms on reconciliation to U.S. GAAP.

(b) For additional documents filed with this report see Exhibit Index.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMERICAN ISRAELI PAPER MILLS LIMITED By: /s/ Shaul Gliksberg —————————————— Shaul Gliksberg Chief Financial Office

Dated: June 22, 2008

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of AIPM (incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 1987).

1.2	Articles of Association of AIPM (incorporated by reference to exhibit 1 to the Company's Annual Report on Form 20-F for the year ended December 31, 2005, filed with the SEC on June 30, 2006).

3.1	Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd. (incorporated by reference to exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 1987).

8.1	Table of subsidiaries of AIPM.*

12.1	Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.*

12.2	Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.*

* Field herein.

AMERICAN ISRAELI PAPER MILLS LIMITED
2007 CONSOLIDATED FINANCIAL STATEMENTS

AMERICAN ISRAELI PAPER MILLS LIMITED
2007 CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
American Israeli Paper Mills Ltd.

We have audited the accompanying consolidated balance sheets of American Israeli Paper Mills Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and the related statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

The financial statements of the company for the years ended December 31,2006 and 2005 have been audited by other independent auditors who expressed their unqualified opinion as of March 7, 2007.

We did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2007 is NIS 66.5 million, and the Company’s share in excess of profits over losses of which is a net amount of NIS 2.9 million, for the year ended December 31, 2007. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and the consolidated results of their operations and their consolidated cash flows for year ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements,) 1993.

In addition we have audited the Company’s US GAAP reconciliation report presented at item 17 of this form 20-F as of December 31, 2007 and for the year then ended (“the Report”). The Report is the responsibility of the Company’s management.

In our opinion, the Report present fairly, in all material respects, the information set forth there in, in accordance with generally accepted accounting principles in the United States of America

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
June 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
American Israeli Paper Mills Ltd.

We have audited the internal control over financial reporting of American Israeli Paper Mills Ltd. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2007 and the related statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows for year ended December 31, 2007 and our report dated June 22, 2008 expressed an unqualified opinion thereon.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
June 22, 2008

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2007	2006
		NIS in thousands (see note 1b.)

Assets
CURRENT ASSETS:	8
Cash and cash equivalents	1u	167,745	13,621

Accounts receivable:	10a
Trade		178,771	168,050
Other		105,109	146,684
Inventories	10b	69,607	62,109

Total current assets		521,232	390,464

INVESTMENTS AND LONG-TERM
RECEIVABLES:
Investments in associated companies	2;8	346,186	375,510
Deferred income taxes	7f	6,083	6,490

		352,269	382,000

FIXED ASSETS:	3
Cost		1,164,847	1,109,239
Less - accumulated depreciation		719,281	708,416

		445,566	400,823

DEFERRED CHARGES,
net of accumulated amortization	1i

Total assets		1,319,067	1,173,287

) Chairman of the
/s/ Zvi Livnat
Zvi Livnat	) Board of Directors

)
/s/ Avi Brener
Avi Brener	) Chief Executive Officer

)
/s/ Shaul Gliksberg
Shaul Gliksberg	) Chief Financial and Business
Development Officer

Date of approval of the financial statements: 22 June 2008

The accompanying notes are an integral part of the financial statements

		December 31
	Note	2007	2006
	NIS in thousands (see note 1b.)

Liabilities and shareholders' equity
CURRENT LIABILITIES:	8
Credit from banks and others	10c	143,015	203,003
Current maturities of long-term notes and long term loans	4a;b	42,775	41,567
Accounts payable and accruals:	10d
Trade		108,409	96,273
Other		87,235	103,699

Total current liabilities		381,434	444,542

LONG-TERM LIABILITIES:
Deferred income taxes	7f	40,515	41,613
Loans and other liabilities
(net of current maturities):	4;8
Loans from banks	4b	28,127	33,515
Notes	4a	158,134	190,005
Other liabilities	4c	32,770	32,770

Total long-term liabilities		259,546	297,903

COMMITMENTS AND CONTINGENT LIABILITIES	9

Total liabilities		640,980	742,445

SHAREHOLDERS' EQUITY:	6
Share capital (ordinary shares of NIS 0.01 par value:
authorized - 20,000,000 shares; issued and paid:
December 31, 2007 and 2006 - 5,060,774 and
4,032,723 shares, respectively)		125,267	125,257
Capital surplus		301,695	90,060
Capital surplus resulting from tax benefit on exercise
of employee options		3,397	2,414
Differences from translation of foreign currency
financial statements of associated companies		(5,166)	(8,341)
Retained earnings		252,894	221,452

Total shareholders equity		678,087	430,842

Total liabilities and shareholders' equity		1,319,067	1,173,287

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
CONSOLIDATED STATEMENTS OF INCOME

	Note	2007	2006	2005
		NIS in thousands (see note 1b.)

SALES	10e;14	583,650	530,109	482,461
COST OF SALES	10f	440,854	418,725	383,179

GROSS PROFIT		142,796	111,384	99,282

SELLING, MARKETING, ADMINISTRATIVE
AND GENERAL EXPENSES:	10g
Selling and marketing		31,367	31,366	30,482
Administrative and general		36,060	29,517	25,462

		67,427	60,883	55,944

INCOME FROM ORDINARY OPERATIONS		75,369	50,501	43,338
FINANCIAL EXPENSES - net	10h	19,558	31,111	12,490
OTHER INCOME (EXPENSES) - net	10i	(2,178)	37,305	4,444

INCOME BEFORE TAXES ON INCOME		53,633	56,695	35,292
TAXES ON INCOME	7	19,307	16,702	5,991

INCOME FROM OPERATIONS OF THE
COMPANY AND ITS SUBSIDIARIES		34,326	39,993	29,301
SHARE IN PROFITS (LOSSES) OF ASSOCIATED
COMPANIES - net	2	(2,884)	(26,202)	16,414

INCOME BEFORE CUMULATIVE EFFECT,
AT BEGINNING OF YEAR, OF AN ACCOUNTING

CHANGE IN ASSOCIATED COMPANIES		31,442	13,791	45,715

CUMULATIVE EFFECT, AT BEGINNING OF
YEAR, OF AN ACCOUNTING CHANGE IN AN ASSOCIATED COMPANY	1m	-	(461)	-

NET INCOME FOR THE YEAR		31,442	13,330	45,715

		(See note 1b)NIS

EARNINGS PER SHARE:	1v;11
Primary:
Before cumulative effect of a change in accounting policy		7.61	3.42	11.43
Cumulative effect, at beginning of year, of a change in accounting
policy of an associated company		-	(0.11)	-

Net income per share		7.61	3.31	11.43

Fully diluted:
Before cumulative effect of a change in accounting policy		7.60	3.39	11.35
Cumulative effect, at beginning of year, of a change in accounting
policy of an associated company		-	(0.11)	-

Net income per share		7.60	3.28	11.35

Number of shares used to compute the primary earnings per share		4,132,728	4,025,181	3,999,867

Number of shares used to compute the fully diluted earnings per share		4,139,533	4,058,610	4,028,107

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Capital surpluses	Capital surplus resulting from tax benefit on exercise of employee options	Differences from currency translation resulting from financial statements of associated companies	Retained earnings	Total
	N I S i n t h o u s a n d s (see note 1b.)

BALANCE AT JANUARY 1, 2005	125,257	90,060	-	(2,807)	362,803	575,313
CHANGES IN 2005:
Net income	-	-	-	-	45,715	45,715
Dividend paid***	-	-	-	-	(100,039)	(100,039)
Exercise of employee options into shares	*	-	401	-	-	401
Differences from currency translation resulting from
financial statements of associated companies	-	-	-	1,994	-	1,994

BALANCE AT DECEMBER 31, 2005	125,257	90,060	401	(813)	308,479	523,384
CHANGES IN 2006:
Net income	-	-	-	-	13,330	13,330
Dividend paid	-	-	-	-	(100,357)	(100,357)
Exercise of employee options into shares	*	-	2,013	-	-	2,013
Differences from currency translation resulting from
financial statements of associated companies	-	-	-	(7,528)	-	(7,528)

BALANCE AT DECEMBER 31, 2006	125,257	90,060	2,414	(8,341)	221,452	430,842
CHANGES IN 2007:
Net income	-	-	-	-	31,442	31,442
Costs Shares issuance (deduction of costs issuance in the amount of NIS 1,581 thousands)**	10	211,635	-	-	-	211,645
Exercise of employee options into shares	*	-	983	-	-	983
Differences from currency translation resulting from
financial statements of associated companies	-	-	-	3,175	-	3,175

BALANCE AT DECEMBER 31, 2007	125,267	301,695	3,397	(5,166)	252,894	678,087

The accompanying notes are an integral part of the financial statements.

*	Represents an amount less than NIS 1,000.
**	See note 6a.
***	Includes a dividend, declared in December 2005 and paid in January 2006, amounting to approximately NIS 50 million.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2007	2006	2005
	NIS in thousands (see note 1b)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	31,142	13,330	45,715
Adjustments to reconcile net income to
net cash provided by operating activities (A)	38,096	39,775	42,845

Net cash provided by operating activities	69,538	53,105	88,560

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(85,959)	(53,107)	(71,080)
Deposit and Marketable securities	-	11,582	51,003
Associated companies:
Granting of loans	(318)	-	(2,744)
Collection of loans	2,893	2,112
Proceeds from sale of investment of associated company	27,277	-	-
Proceeds from sale of subsidiary consolidated in the past (B)	-	-	2,004
Proceeds from sale of fixed assets	31,415	419	6,532

Net cash used in investing activities	(24,692)	(38,994)	(14,285)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds gain from private shares allocating	211,645	-	-
Receipt of long-term loans from banks	-	40,000	1,746
Repayment of long-term loans from banks	(5,212)	(1,277)	(277)
Redemption of notes	(37,167)	(6,913)	(6,680)
Dividend paid	-	(150,450)	(49,946)
Short-term credit from banks - net	(59,988)	109,832	(18,613)

Net cash used in financing activities	109,278	(8,808)	(73,770)

INCREASE IN CASH AND
CASH EQUIVALENTS	154,124	5,303	505
BALANCE OF CASH AND CASH EQUIVALENTS AT
BEGINNING OF YEAR	13,621	8,318	7,813

BALANCE OF CASH AND CASH EQUIVALENTS AT
END OF YEAR	167,745	13,621	8,318

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	2007	2006	2005
	NIS in thousands (see note 1b.)

(A) Adjustments to reconcile net income to net cash provided by operating activities:
Income and expenses not involving cash flows:
Share in losses (profits) of associated companies - net	2,884	26,663	(16,414)
Capital loss from sale of investment of an associated company	28	-	-
Dividend received from associated company	-	19,616	21,761
Depreciation and amortization	34,865	31,957	31,604
Deferred income taxes - net	(1,951)	(5,755)	(7,671)
Capital losses (gains) on:
Sale of fixed assets - net	1,403	(28,823)	(3,570)
Sale of subsidiary consolidated in the past (B)	-	-	(874)
Losses (gains) on short-term deposits and securities	-	(166)	45
Linkage and exchange differences (erosion) on principal of
long-term loans from banks - net	-	-	(111)
Linkage differences (erosion) on principal of notes	6,326	(415)	6,171
Linkage differences (erosion) on principal of long-term loans
granted to associated companies	(265)	178	(975)

	43,290	43,255	29,966

Changes in operating asset and liability items:
Increase in trade receivables	(10,721)	(17,641)	(7,162)
Decrease (increase) in other receivables
(excluding deferred income taxes)	1,168	(1,661)	(1,587)
Decrease (increase) in inventories	(7,498)	1,890	(1,612)
Increase in trade payables	16,101	5,761	3,018
Increase (decrease) in other payables and accruals	(4,244)	8,171	20,222

	(5,194)	(3,480)	12,879

	38,096	39,775	42,845

Supplementary disclosure of cash flow information -
Payments in cash during the year:
Income taxes paid	23,415	23,877	1,559

Interest paid	26,428	23,714	15,828

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

2005 NIS in thousands (see note 1b)

(B) Proceeds from sale of subsidiary consolidated in the past -

Assets and liabilities of the subsidiary consolidated in the
past at the date of its sale:	509
Working capital (excluding cash and cash equivalents)	1,979
Fixed assets	(1,358)
Long-term liabilities	874
Capital gain from the sale	2,004

(C)  Information on activities not involving cash flows:

1)	Dividend declared by the Company in December 2005, in the amount of approximately NIS 50 million, was paid in January 2006.

2)	Dividend declared by an associated company in December 2005 that the Company’s share in this dividend amounts to NIS 2,650,000 was paid during 2006.

3)	In December 2006 a land was sold in consideration of approximately NIS 40 million, net of tax, betterment levy and other accompanying selling cost. This amount was transferred to a trustee at the date of the transaction execution and received during January 2007 see note 10i.

4)	For December 31, 2007 the acquisition of fixed assets on credit amounts to NIS 6,634 thousands and for December 31, 2006 amounts to NIS 10,599 thousands.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are drawn up in conformity with accounting principles generally accepted in Israel and in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993. The Company’s financial statements are presented separately from these consolidated financial statements.

The significant accounting policies, which, except for the changes in the accounting policy resulting from the first-time application, in 2007, of new accounting standards of the Israel Accounting Standards Board (hereafter - the IASB) were applied on a consistent basis, as follows:

As to the adoption of International Financial Reporting Standards (IFRS), which is to be carried out in reporting periods commencing on January 1, 2008 and thereafter, see note 16 below.

a.	General:

1)	Activities of the Group

American Israeli Paper Mills Limited and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter –the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 14.

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

Subsidiaries – companies over which the Company has control and over 50% of the ownership, the financial statements of which have been consolidated with the financial statements of the Company.

Associated companies – investee companies, which are not subsidiaries, over whose financial and operational policy the Company exerts material influence, the investment in which is presented by the equity method. Material influence is deemed to exist when the percentage of holding in said company is 20% or more, unless there are circumstances that contradict this assumption.

Interested parties – as defined in the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

Related parties – as defined by opinion No. 29 of the Institute of Certified Public Accountants in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

Controlling shareholders – Until December 31, 2006, transactions between the Company and a controlling shareholder therein were treated in accordance with the provisions of Securities Regulations (Presentation of Transactions between a Company and a Controlling Shareholder Therein in the Financial Statements), 1996 (hereinafter – “the Regulations”).

As of January 1, 2007, the Company has been implementing Accounting Standard No. 23: “The Accounting Treatment of Transactions between an Entity and the Controlling Shareholder Therein”.

b.	Basis of presentation of the financial statements

1)	The Company draws up and presents its financial statements in Israeli currency (hereafter - shekels or NIS). in accordance with the provisions of Israel Accounting Standard No. 12 – “Discontinuance of Adjusting Financial Statements for Inflation” – of the IASB, which establishes principles for transition to nominal reporting, commencing January 1, 2004 (hereafter - the transition date). Accordingly, amounts that relate to non-monetary assets (including depreciation and amortization thereon), investments in associated companies (see also e below) “permanent” investments, and equity items, which originate from the period that preceded the transition date, are based on the data adjusted for the changes in the exchange rate of the dollar (based on the exchange rate of the dollar at December 31, 2003), as previously reported. All the amounts originating from the period after the transition date are included in the financial statements at their nominal values.

The financial statements of group companies which are drawn up in foreign currency, are translated into shekels or are remeasured in shekels for the purpose of inclusion in these financial statements, as explained in e. below.

2)	The sums of non-monetary assets do not necessarily reflect the realization value or an updated economic value, but rather only the reported sums of the said assets, as stated in (1), above. The term ‘cost’ in these financial statements shall mean the cost in reported sums.

c.	Principles of consolidation:

1)	The consolidated financial statements include the accounts of the Company and its subsidiaries. A list of the main subsidiaries is presented in a schedule to the financial statements.

2)	Intercompany transactions and balances, as well as profits on intercompany sales that have not yet been realized outside the Group, have been eliminated.

d.	Inventories

Commencing January 1, 2007, the Company has been implementing the provisions of Accounting Standard No. 26, “Inventories”.

Inventories are measured at the lower of cost or net realizable value. The cost of inventories includes acquisition costs, fixed and varied overhead costs, as well as others costs incurred in bringing the inventory to the current location and condition.

The net realization value represents the selling price estimate during the ordinary course of business, net of the estimate of completion costs and the estimate of costs required to perform the sale.

Until December 31, 2006, inventory was presented at the lower of cost or market value.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In accordance with the Standard, when inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories should be presented at cost reflecting the purchase price under ordinary credit terms. The difference between the actual purchase amount and the cost reflecting the purchase price under ordinary credit terms, is recognized as an interest expense during the credit period.

The cost of inventory is determined on a moving average basis.

The spare parts of machinery and equipment, which are not intended for current use, are presented under “fixed assets”.

The first-time application of the standard did not have any effect on the Company’s financial statements.

e.	Investments in associated companies:

1)	The investments in these companies are accounted for by the equity method. According to this method, the Company records, in its statement of income, its share in the profits and losses of these companies that were created after acquisition, and, in its statement of changes in shareholders’ equity, its share in changes in capital surpluses (mostly translation differences relating to their investments in subsidiaries that present their financial statements in foreign currency) that were created after acquisition.

2)	Profits on intercompany sales, not yet realized outside the Group, have been eliminated according to the percentage of the Company’s holding in such companies.

3)	The Company reviews –at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of its investments in associated companies – see i. below.

4)	The excess of cost of the investment in associated companies over the equity in net assets at time of acquisition (“excess of cost of investment”) or the excess of equity in net assets of associated companies at time of acquisition over the cost of their acquisition (“negative excess of cost of investment”) represent the amounts attributed to specific assets upon acquisition, at fair value. The excess of cost of investment and the negative excess of cost of investment are presented at their net amount and are amortized over the remaining useful life of the assets. The average rate of amortization is 10%.

5)	In accordance with the provisions of Standard No. 20 (As Amended), which is applied by the group companies since January 1, 2006, as of that date, amortization of goodwill at associated company, which until then was included under “share in profits (losses) of associated companies”, was discontinued. The amounts of amortization of goodwill, included under “share in profits (losses) of associated companies”, as above, for the year ended December 31, 2005 are NIS 4 million.

f.	Marketable securities

These securities are stated at market prices.

The changes in value of the above securities are carried to financial income or expense.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

g.	Real estate for investment

Commencing January 1, 2007, when the standard became effective, the Company has been implementing Accounting Standard No. 16, “Real Estate For Investment”.

Real estate for investment is defined as real estate (land or a building or part of a building or both), which is held (by the owners or under a financing lease), for the purpose of producing rental income or realizing a capital appreciation or both, and not for the purpose of:

—	The use of manufacture or supply of goods or services or for administrative purposes, or

—	Sale during the ordinary course of business

The Company does not own any buildings that fall under the definition of Real Estate for Investment. The Company has several leasing rights in real estate which, in accordance with IFRS, are classified as operating leases. Upon initial adoption of IFRS, the Company does not intend to classify these leasehold rights as real estate held for investment. The Company has consequently decided not to classify these leasehold rights as real estate held for investment according to Standard 16, but rather to continue to present them at cost, as part of fixed assets, pursuant to generally accepted accounting principles in Israel. The initial adoption of the provisions of the Standard did not consequently have a material impact on the Company’s financial statements.

h.	Fixed assets:

Commencing January 1, 2007, The Company has been implementing Accounting Standard No. 27 –“Fixed Assets” and Accounting Standard No. 28 “Amendment of Transition Provisions in Accounting Standard No. 27, Fixed Assets”.

A fixed asset is a tangible item, which is held for use in the manufacture or supply of goods or services, or leased to others, which is predicted to be used for more than one period. The Company presents its fixed assets items according to the cost model.

Under the cost method – a fixed asset item is presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of qualifying assets also includes credit costs which have to be discounted as stated in note k. below.

The depreciation is carried out systematically by the straight line method over the expected useful life of the item’s components from the date in which the asset is prepared for its intended use.

The useful life that was used in the calculation of the asset’s depreciation is as follows:

Years

Buildings	10 to 50	(primarily 33)
Machinery and equipment	7 to 20	(Primarily 10 and 20)
Vehicles	5 to 7	(primarily 7)
Office furniture & equipment (including computers)	3 to 17	(primarily 4)

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

In accordance with the implementation of the transitional provisions of Accounting Standard No. 28 “Amendment of Transition Provisions in Accounting Standard No. 27, Fixed Assets”, as of January 1, 2007, the Company has been adopting the cost model.

i.	Impairment of assets

The Company assesses – at each balance sheet date – whether any events have occurred or changes in circumstances have taken place, which might indicate that there has been an impairment of non-monetary assets, mainly fixed assets and investments in associated companies. When such indicators of impairment are present, the Company evaluates whether the carrying value of the asset is recoverable from the cash flows expected from that asset.

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

j.	Deferred charges

Until December 31, 2005, the deferred charges in respect of issue of debentures were displayed in Other Assets at their cost, deduction of accumulated amortization. The above expenses that were attributed to the debenture issuance were amortized at the straight line method on the basis of the weighted average of the debentures in turnover, till their redemption date.

The balance of deferred issuance costs, which at December 31, 2005 amounted to NIS 946 thousands, has been reclassified and presented as a deduction from the amount of the liabilities to which such expenses relate. Through December 31, 2005, deferred issuance costs were included under other assets and amortized according to the straight-line method.

k.	Credit costs

The Company has been discounting credit costs in accordance with Standard No. 3 –“Discounting of Credit Costs” of the Israeli Institute of Accounting Standards.

Pursuant to Standard No. 3, specific and non-specific financing costs are to be capitalized to qualifying assets (assets under preparation or establishment, which still do not serve their purpose and the preparation of which for their intended use or sale require considerable time, all in accordance with the rule established in Standard No. 3). Non-specific financing costs are capitalized to such qualifying assets, or portion thereof, which was not financed with specific credit, by means of a rate which is the weighted-average cost of the financing sources which were not specifically capitalized.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

l.	Deferred income taxes:

The Company and the companies in the Group allocate taxes in respect of temporary differences between the value of assets and liabilities in the financial statements and their tax base and in respect of losses for tax purposes, whose realization is predictable. Deferred taxes are computed at the tax rates expected to be in effect at the time of realization thereof, as they are known at the balance sheet date.

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

m.	Revenue recognition

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 25 of the IASB – “Revenue”, which prescribes recognition, measurement, presentation and disclosure criteria for revenues originating from the sale of goods purchased or manufactured by the company.

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The Company implements Clarification No. 8 of the Israeli Institute of Accounting Standard regarding the reporting of revenues on a gross basis or a net basis. Accordingly, the Company’s revenues as an agency or intermediary from sales of electricity, water, steam and logistic services to the group company, without bearing the risks and returns that derive from the transaction, are presented on a net basis.

Interest income is accrued on a cumulative basis, taking into consideration the principal to be repaid and by using the effective interest rate.

Dividend income in respect of investments is recognized on the date in which the entitlement for said income was created for the shareholders.

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

In accordance with the transitional provisions of the standard, on January 1, 2006 the company recognized an expense of NIS 1.1 million as a result of presentation in present value, resulting from the adjustment of trade receivables in respect of such credit transactions to their present value on the effective date of the standard, the share of the company at the adjustment effect as above was approximately NIS 0.5 million which is presented in these financial statements under “Cumulative effect, at beginning of year, of an accounting change in an associated company”.

n.	Shipping and handling costs

Shipping and handling costs are classified as a component of selling and marketing expenses.

o.	Allowance for doubtful accounts

The allowance is determined mainly in respect of specific debts doubtful of collection (see note 12b).

p.	Derivate financial instruments

Gains and losses from forward transactions on existing assets or liabilities are included in the Income Statements and Statements of Cash Flows when created.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

q.	Fair Value of Financial Instruments

The fair value of financial instruments traded in active markets is based on the quoted prices as of the balance sheet date. The fair value of financial instruments that are not traded in an active market will be determined on the market prices of similar financial instruments and in the absence thereof, based on accepted valuation methods.

The Company uses several valuation techniques, which are accompanied by assumptions based on the existing economic conditions at each balance sheet date.

The applied valuation methods include the current value of cash flows, economic models for the valuation of options and additional acceptable valuation methods.

r.	Offset of Financial instruments

Financial assets and financial liabilities are presented on the balance sheet at their net amount, only when the Company has a legally enforceable right to effect such set off, and subject to the existence of intent to settle the asset and the liability on a net basis, or to realize the asset and settle the liability simultaneously.

s.	Share-based payment

Commencing January 1, 2006, the company applies Israel Accounting Standard No. 24 of the IASB, “Share-Based Payment” (hereafter - Standard 24), which prescribes the recognition and measurement principles, as well as the disclosure requirements, relating to share-based payment transactions.

Since the company has not granted any equity-settled awards, nor made modifications to existing grants, subsequent to March 15, 2005, the measurement criteria of the standard do not apply to past grants made by the company, and its application has not had any effect on the financial statements of the Company.

t.	Transactions between the Company and Controlling Shareholders Therein

1.	Until December 31, 2006, transactions between the Company and a controlling shareholder therein were treated in accordance with the provisions of Securities Regulations (Presentation of Transactions between a Company and a Controlling Shareholder Therein in the Financial Statements), 1996 (hereinafter – “the Regulations”).

As of January 1, 2007, the Company has been implementing Accounting Standard No. 23: “The Accounting Treatment of Transactions between an Entity and the Controlling Shareholder Therein”.

This standard stated that the basis of valuation in transactions between an entity and the controlling shareholder therein is the fair value. Transactions such as loans of controlling shareholders or distribution pf dividend to controlling shareholders are not be recorded in shareholders’ equity and should to be included in the operating results of the controlled entity. The differences between the proceeds determined in the transactions between an entity and a controlling shareholder therein and the fair value of these transactions, shall be carried to shareholders’ equity. Current taxes and deferred taxes that relate to items carried to shareholders’ equity in respect of transactions with controlling shareholders, shall also be carried directly to shareholders’ equity. The provisions of the standard do not apply to transactions of business combinations under the same controlling interest.

The implementation of the standard did not have any effect on the financial statements of the Company.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

2.	Until December 31, 2006, loans provided/received to/from a controlling shareholder, not under market conditions, were presented in the financial statements at their fair value only if the difference between the proceeds of the loan and its fair value exceeded 5 percent.

As of January 1, 2007, loans provided/received are presented on the date of the initial recognition of the fair value, while the difference between the amount of the loan and its fair value is carried to shareholders’ equity.

The standard applies to transactions between an entity and a controlling shareholder therein, which were carried out after January 1, 2007, as well as to loans provided or received from a controlling shareholder prior to January 1, 2007, starting from this date.

Pursuant to the standard, the balance of loans that were granted by the Company to an associated company, as at January 1, 2007, is measured at fair value.

The implementation of the standard did not have material effect on the financial statements of the Company.

u.	Cash equivalents

The Company considers all highly liquid investments, which include short-term bank deposits that are not restricted as to withdrawal or use, the period to maturity of which did not exceed three months at time of deposit, to be cash equivalents.

v.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net incomeper share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive (reducing net income per share from continuing activities).

Comparative net income per share figures for the year 2005 included in these financial statements reflect a retrospective application of the new standard’s computation directives.

As to the data used in the computation of net income per share, as above – see note 11

w.	Israel Accounting Standard No. 29 – “Adoption of International Reporting FinancialStandards (IFRS)"

In July 2006, the Israel Accounting Standards Board issued Israel Accounting Standard No. 29 – “Adoption of International Reporting Financial Standards (IFRS)”(hereafter – “the standard” or “Standard 29”).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (continued):

The standard stipulates that companies, which are subject to the Securities Law, and are required to report pursuant to regulations issued thereunder, except for offshore corporations, shall draw up their financial statements under International Financial Reporting Standards (IFRS) and the clarifications thereto, which are issued by the IASB (The International Accounting Standards Board).

An entity implementing the IFRS as of January 1, 2008, which elected to report comparative data for one year only (2007), shall be required to prepare an opening balance sheet as of January 1, 2007 (hereafter – “opening balance sheet”) in accordance with IFRS provisions.

The transition to reporting under IFRS shall be conducted in accordance with the provisions of IFRS 1, “First-Time Adoption of International Financial Reporting Standards”. IFRS 1 prescribes rules on how an entity should make the transition from financial reporting based on previous local accounting rules, to financial reporting based on international accounting standards. IFRS 1 supersedes all the transitional provisions established by other IFRS (including transitional provisions established in previous local accounting standards) and states that all IFRS should be adopted retroactively in the opening balance sheet. At the same time, IFRS 1 provides reliefs concerning mandatory retroactive implementation with regard to certain defined topics. In addition, IFRS 1 specifies several exceptions to the principle of retrospective application of certain aspects of other IFRS.

The Company’s management has elected to adopt IFRS starting from January 1, 2008, see Note 16 regarding reconciliations to be carried out during the transition to reporting under IFRS and the reliefs which the Company has chosen pursuant to the provisions of IFRS1.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES:

a.	The Company has a number of investments in associated companies, which are held either directly or through investee companies. The financial statements of significant associated companies (Mondi Business Paper Hadera Ltd. – formerly Neusiedler Hadera Paper Ltd, NHP – Hogla-Kimberly Ltd and Carmel container system Ltd.) are attached to these financial statements.

b.	Composed as follows:

	December 31
	2007	2006
	NIS in thousands

Shares:
Cost	7,325	54,241
Excess of cost of investment - net	6,929	2,086
L e s s - accumulated amortization	(6,929)	(2,086)
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Differences from translation of foreign currency
financial statements	(5,166)	(8,341)
Share in profits (after deduction of losses) accumulated since
acquisition	249,132	219,328

	291,532	305,469
Long-term loans and capital notes *	54,654	70,041

	346,186	375,510

*	Classified by linkage terms and rate of interest, the total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31, 2006	December 31
		2007	2006
	%	NIS in thousands

Capital notes in dollars		2,698	6,337
Unlinked loans and capital notes	4.8%	51,956	63,704

		54,654	70,041

As of December 31, 2007, the repayment dates of the balance of the loans and capital notes have not yet been determined.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES (continued):

c.	The changes in the investments during 2007 are as follows:

NIS in thousands

Balance at the beginning of the year	375,510

Changes during the year:
Share in losses of associated companies - net	(2,884)
Dividend from associated companies	(14,692)
Adjustments resulting from translation of foreign currency
financial statements	3,175
Share in capital surplus from capital note to associated company	464
Increase in balance of long-term loans and capital notes - net	(15,387)

Balance at end of year	376,186

d.	Mondi Business Paper Hadera Ltd. (hereafter - Mondi Hadera; formerly – Neusiedler Hadera Paper Ltd. – NHP):

Mondi Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter – MBP), under an agreement dated November 21, 1999. According to the said agreement, Mondi Hadera purchased the Group’s activities in the field of printing and writing paper, and issued to MBP 50.1% of its shares. As part of the said agreement, Neusiedler was granted an option to sell to the Company its holdings in Mondi Hadera, at a price that is 20% lower than the value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards, see note 16 e7.

e.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

f.	Investment in Carmel Container Systems Limited (hereafter – Carmel)

Carmel Container Systems was held to the extent of 26.25% by the Company. During the second quarter an affiliated company (Carmel Container Systems Limited hereafter – Carmel) acquired its own shares which were held by part of its minority shareholders. As a result of this acquisition the share of holding in Carmel increased from 26.25% to 36.21%. The increase in the share of holding yielded to the company negative excess of cost in the amount of NIS 4,923 thousands which according to standard 20 (adjusted) was related to non financial assets, which will be realized according to the rate of realization of these assets.

During the period the Company included in the profits from affiliated companies, profit amount of NIS 2,439 thousands form the realization of these assets.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 2 – INVESTMENTS IN ASSOCIATED COMPANIES (continued):

g.	Investment in T.M.M Integrated Recycling Industries Ltd.

On January 4, 2007, the Company entered into an agreement with Veolia Israel CGEA Ltd. (hereinafter: “CGEA”), whereby it will sell to CGEA its holdings in Barthelemi, along with its remaining holdings in T.M.M.Pursuant to the agreement, CGEA has acquired all of the Company’s holdings in Barthelemi.CGEA also acquired all of the Company’s holdings in T.M.M, as part of a complete tender offer and starting February 2007, the Company is no longer a shareholder in T.M.M.

The sale of the holdings in T.M.M was made in consideration of a sum approximately similar to the book value, after taking into account, the impairment as mention above.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2007, are as follows:

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Balance at end of year	Depreciated balance
									December 31
									2007	2006
	NIS in thousands				NIS in thousands				NIS in thousands

Land and buildings thereon	228,747	21,434	99	250,082	113,944	3,673	154	117,463	132,619	114,803
Machinery and equipment	702,206	80,592	20,027	762,771	512,044	25,658	8,505	529,197	233,574	190,162
Vehicles	35,339	5,228	5,322	35,245	23,049	3,409	5,147	21,311	13,934	12,290
Office furniture and equipment
(including computers)	70,913	2,377	807	72,483	59,379	2,125	10,194	51,310	21,173	11,534
Payments on account of
machinery and equipment, net	49,329	(27,547)	-	21,782	-	-	-	-	21,782	49,329
Spare parts - not current, net	22,705	-	221	22,484	-	-	-	-	22,484	22,705

	1,109,239	82,084	26,476	1,164,847	708,416	34,865	24,000	719,281	445,566	400,823

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 3 – FIXED ASSETS (continued):

b.	The item is net of investment grants in respect of investments in “approved enterprises” (see notes 7a).

c.	The Company’s real estate is partly owned and partly leased – to the extent of NIS 37.5 million, in respect of which lease fees of approximately NIS 25.8 million have been capitalized. The leasehold rights are for 49-57 year periods ending in the years 2008 to 2059, with options to extend for an additional 49 years.

d.	As of December 31, 2007 and 2006, the cost of fixed assets includes borrowing costs of NIS 1,007,000 capitalized to the cost of machinery and equipment.

e.	Depreciation expenses amounted to NIS 34,865,000, NIS 31,957,000 and NIS 31,604,000 , for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 4 – NOTES AND OTHER LONG-TERM LIABILITIES:

a.	Notes

The item represents two series of notes issued to institutional investors as follows:

	December 31
	2007		2006
	NIS in thousands
	Series II	Series I	Series II	Series I

Balance	182,052	14,098	206,627	20,522
Less - current maturities	30,342	7,049	29,518	6,841

	151,710	7,049	177,109	13,681

1)	Series I – May 1992

The balance of the notes as of December 31, 2007 is redeemable in two installments, due in June of each of the years 2008-2009, each installment amounting to 6.66% of the original par value of the notes, which is NIS 105,055,000, in December 2007 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes – principal and interest – are linked to the Israeli known CPI (base CPI of February 1992).

2)	Series II – December 2003

The balance of the notes as of December 31, 2007 is redeemable in 6 equal, annual installments due in December of each of the years 2008-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes –principal and interest – are linked to the Israeli known CPI (based CPI of November 2003).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 4 – NOTES AND OTHER LONG-TERM LIABILITIES:

3)	As of December 31 2007 the balance of the notes represents in deduction of issuance costs amounts to NIS 625 thousands. As to the change from January 2006 in the presentation of deferred issuance costs – see note 1j above.

b.	Long-Term Loans

The section refers to two long-term loans that were received from banks, as detailed below:

	2007	2006
	NIS Thousands	NIS Thousands

Loan 1	11,591	14,319
Loan 2	21,920	24,404
Less - current maturities	5,384	5,208

	28,127	33,515

1)	Loan 1

In July 2006, the Company assumed a loan of NIS 15 million.The outstanding balance as at December 31, 2007, is scheduled for repayment in 17 quarterly installments through to January 2012, each in the sum of NIS 0.7 million.The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

2)	Loan 2

In July 2006, the Company assumed a loan of NIS 25 million.The outstanding balance as at December 31, 2007, is scheduled for repayment in 27 quarterly installments through to July 2014, each in the sum of NIS 1.0 million including principal and interest component on the outstanding balance of principal.The outstanding balance of the loan carries a variable rate of interest, linked to the Prime lending rate.

c.	Other liability

The capital note from an associated company is unlinked and interest free. No repayment date has been fixed, but the associated company does not intend to demand the repayment of the capital note before January 1, 2009.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 5 – EMPLOYEE RIGHTS UPON RETIREMENT:

a.	Israeli labor laws and agreements require the Company and its subsidiaries to pay severance pay to employees dismissed or leaving their employment under certain circumstances, computed on the basis of the number of years of service, or a pension upon retirement.

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

b.	The expenses relating to employee rights upon retirement, which reflect the amounts that were deposited during the reported years with provident funds, pension funds and various insurance policies, are NIS 9,398,000, NIS 8,849,000 and NIS 8,710,000 in 2007, 2006, and 2005, respectively.

NOTE 6 – SHAREHOLDERS’ EQUITY:

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		December 31
		2007	2006
	Authorized	Issued and paid

Number of shares	20,000,000	5,060,774	4,032,723

Amount in NIS	200,000	50,608	40,327

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2007 are NIS 249.2 and $ 65.50 (NIS 251.91), respectively.

As part of the Company’s arrangement for the financing of the acquisition of the new machine for the manufacture of packaging paper in November 2007, the Company performed a private allotment of 1,012,585 ordinary shares of NIS 0.01 par value of the Company, which, as of the date of allotment, accounted for 20% of the issued share capital of the Company against an investment in the total sum of $213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities. The price per share for institutional entities and private entities as determined in the tender was NIS 210. Accordingly, the price per share for Clal Industries and Investments and Discount Investments considering the amount of shares offered to Clal Industries and Investments and Discount Investments, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%). The Company paid the distributors a rate of 1.2% of the total consideration received from institutional entities and private entities, that is, a sum of NIS 1,020,686.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

The share capital was increased as a result from this issuance in amounts of NIS 10 thousands and the capital surplus that divided from the issuance in deduction of cost issuance as mentioned above amounts of NIS 211,635 thousands.

b.	Employee stock option plans:

1)	The 2001 plan for senior officers in the Group

On April 2, 2001, the Company’s board of directors approved a stock option plan for senior officers in the Group (hereafter – the 2001 plan for senior officers). Under this plan, 194,300 options were allotted on July 5, 2001 without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The options are exercisable in four equal annual batches. The blocking period of the first batch is two years, commencing on the date of grant; the blocking period of the second batch is three years from the date of grant, and so forth. Each batch is exercisable within two years from the end of the blocking period.

The exercise price of the options granted as above was set at NIS 217.00, linked to the CPI, on the basis of the known CPI on April 2, 2001. The exercise price for each batch is determined as the lesser of the aforementioned exercise price or the average price of the Company’s shares as quoted on the Tel-Aviv Stock Exchange (hereafter - the Stock Exchange) during the thirty trading days preceding to the effective date of each batch, less 10%. The 2001 plan for senior officers expired during July 2007.

In 2007, 2006 and 2005, 35,425, 44,998 and 13,877 options, respectively, were exercised under the 2001 plan for senior officers, and 15,466, 24,303 and 4,307 shares of NIS 0.01, respectively, were issued following the exercise of the options, as above. 8,250 options expired in 2005 (from the first batch) and 10,225 options expired in 2006 (from the second batch). In 2006 12,225 option were cancelled from the third batch and 12,225 were cancelled from the forth batch.

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

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j), the Company credited the tax saving derived from the exercise of benefits by employees in the years 2005, 2006 and 2007 to capital surplus.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – SHAREHOLDERS’ EQUITY (continued):

2)	The 2001 employee plan

On August 29, 2001, the Company’s board of directors approved a stock option plan for employees in the Group, according to a specification (hereafter – the 2001 employee plan). Under this plan, up to 125,000 options will be allotted without consideration. Each option can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. The blocking period of the options is two years from the date of grant. Each option is exercisable within three years from the end of the blocking period.

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

In 2006 and 2005 10,091 and 2,405 options, respectively, were exercised under the 2001 employee plan, and 6,215 and 1,224 shares of NIS 0.01, respectively, were issued following the exercise of options, as above. The last of the options that were granted and were not exercised, expired during 2006.

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

Since, in accordance with Israeli accounting principles, the Company does not recognize the expense in its accounts (with respect to the salary benefit embodied in these grants), then under Clarification No. 7 of the IASB (See note 1j), the Company credited the tax saving derived from the exercise of benefits by employees in the years 2006 and 2005 to capital surplus.

3)	The 2008 plan for senior officers in the Group

With regard to the 2008 plan for senior officers in the group see note 15 – events subsequent balance sheet date.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME:

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter – the law)

Under the law, by virtue of the “approved enterprise” status granted to certain of their production facilities, certain subsidiaries were entitled to various tax benefits (mainly reduced tax rates) until 2003.

During the period of benefits – mainly 7 years commencing in the first year in which the companies earn taxable income from the approved enterprises, provided the maximum period to which it is restricted by law has not elapsed – reduced tax rates or exemption from tax apply, as follows:

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

The period of benefits in respect of the “approved enterprises” of these companies expired at the end of 2003. As of the Financial Statements date, the company is not entitled to tax benefits under the law for the Encouragement of Capital Investments.

The entitlement to the above benefits is conditional upon the companies’ fulfilling the conditions stipulated by the law, regulations published there under and the instruments of approval for the specific investments in “approved enterprises”. In the event of failure to comply with these conditions, the benefits may be cancelled and the companies may be required to refund the amount of the benefits, in whole or in part, with the addition of CPI linkage differences and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (Inflation Adjustments) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

According to the amendment, in tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement.

Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

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

The income of the Company and its Israeli subsidiaries (other than income from” approved enterprises”, see a. above) is taxed at the regular rate. Through to December 31, 2003, the corporate tax was 36%. In July 2004, an amendment No. 140, to the Income Tax Ordinance was published fixing, among others that corporate tax rate is gradually reduced from 36% to 30%. In August 2005, an additional amendment (No. 147) to the Income Tax Ordinance was published which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and 2010 and thereafter – 25%.

As a result of the said changes in the tax rates, the Company adjusted – in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income in these years.

Capital gains (except for the real capital gain from the sale of marketable securities – to which the regular tax rates will apply) are taxed at a reduced tax rate of 25% on capital gains that arose after January 1, 2003, and at the regular corporate tax rate on income that arose until that date.

e.	Carryforward tax losses

Carryforward tax losses in subsidiary companies are NIS 24,334,000 and NIS 24,036,000 as of December 31, 2007 and 2006, respectively.

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

f.	Deferred income taxes

The composition of the deferred taxes at balance sheet dates, and the changes therein during the years 2007 and 2006, are as follows:

	In respect of balance sheet items
			Provisions for employee rights
	Depreciable fixed assets	Inventories	Severance pay	Vacation and recreation pay	Doubtful accounts	In respect of carryforward tax losses (see above)	Total
	N I S i n t h o u s a n d s

Balance at January 1, 2006	45,783	2,551	526	(4,079)	(5,962)	(5,797)	33,022
Changes in 2006 -
amounts carried to income	(4,170)	(1,404)	26	36	450	(693)	(5,755)

Balance at December 31, 2006	41,613	1,147	552	(4,043)	(5,512)	(6,490)	27,267
Changes in 2007 -
amounts carried to income	(1,098)	(875)	(721)	(42)	378	407	(1,951)

Balance at December 31, 2007	40,515	272	(169)	(4,085)	(5,134)	(6,083)	25,316

The deferred taxes are computed at the rate of 25%-27%.

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2007	2006
	NIS in thousands

Among current assets	(9,116)	(7,856)
Among long-term asset balances	(6,083)	(6,490)
Among long-term liabilities	40,515	41,613

Balance - liability - net	25,316	27,267

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – TAXES ON INCOME (continued):

g.	Taxes on income included in the income statements:

1)	As follows:

	2007	2006	2005
	NIS in thousands

For the reported year:
Current	20,408	22,457	13,662
Previous years	850
Deferred, see f. above:
In respect of changes to tax rates,
see d. above	-	-	(4,166)
In respect of the reporting period	(1,951)	(5,755)	(3,505)

	19,307	16,702	5,991

Current taxes in 2007 were computed at an average tax rate of 29%, 2006 – 31% and 2005- 34%, see (2) below.

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2007		2006		2005
	%	NIS in thousands	%	NIS in thousands	%	NIS in thousands

Income before taxes on income, as reported
in the statements of income	100	53,633	100.0	56,695	100.0	35,292

Theoretical tax on the above amount	29.0	15,554	31.0	17,575	34.0	11,999

Decrease in taxes resulting from computation
of deferred taxes at a rate which is
different from the theoretical rate	(1.6)	(859)	(2.1)	(1,196)	(0.9)	(324)
Decrease in taxes resulting from adjustment to
deferred tax balances due to changes
in tax rates, see d. above	-	-	-	-	(11.8)	(4,166)
Differences at equity and non financial assets definition for the purpose of tax	4.5	2,400	-	-	-	-
Previous years tax	1.6	850	-	-	-	-
Nondeductible expenses	0.3	170	-	-	-	-
Other - net	2.2	1,192	0.6	323	(4.3)	(1,518)

Taxes on income for the reported year	36.0	19,307	29.5	16,702	17.0	5,991

h.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2005.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 8 – LINKAGE TERMS OF MONETARY BALANCES:

a.	As follows:

	December 31, 2007			December 31, 2006
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked
	NIS in thousands			NIS in thousands

Assets:
Current assets:
Cash and cash equivalents	165,189	-	2,556	8,573	-	5,048
Receivables	12,720	439	258,882	59,849	244	243,049
Investments in associated companies - long-term
loans and capital notes	2,421	-	52,233	6,337	-	63,704

	180,330	439	313,671	74,759	244	311,801

Liabilities:
Current liabilities:
Short-term credit from banks	-	-	143,015	-	-	203,003
Accounts payables and accruals	10,363	-	185,281	8,422	-	191,551
Long-term liabilities (including current maturities):
Long -term loans	-	-	33,511	-	-	38,723
Notes	-	195,525	-	-	226,364
Other liability	-	-	32,770	-	-	32,770

	10,363	195,525	394,577	8,422	226,364	466,047

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes – see note 12a.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 8 – LINKAGE TERMS OF MONETARY BALANCES (continued):

b.	Data regarding the exchange rate and the Israeli CPI:

	Exchange rate of one dollar	CPI*
	NIS	Points

At end of year:
2007	3.846	191.2
2006	4.225	184.9
2005	4.603	185.0

Change in the year:
2007	(9.0)%	3.4%
2006	(8.2)%	-
2005	6.8%	2.4%

*	Based on the index for the month ending on each balance sheet date, on the basis of 1993 average = 100.

NOTE 9 – COMMITMENTS, CONTINGENT LIABILITIES:

a.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 2,902,000.

b.	On May 7, 2001, the Company’s board of directors resolved to carry out a plan, which was approved by the shareholders’ meeting, to remunerate the Company’s former chairman of the board of directors. According to the plan, remuneration will be granted, equal to the increase in the value of 50,000 shares of the Company in the period from May 7, 2001 (share price – NIS 194.37, linked to the terms of the plan) to May 7, 2008. The remuneration will be spread over the period commencing two years from the resolution of the board of directors, until the end of seven years from said resolution or until the time of termination of duty in certain conditions, the earlier. Up to December 31 2006, all of the remuneration was exercised.

c.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – COMMITMENTS, CONTINGENT LIABILITIES: (continued)

d.	On May 13, 2007, the Company’s Audit Committee and Board of Directors approved an employment contract with the Company’s General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company’s Board of Directors. Retirement conditions – In addition to the liberation of the funds accrued in the Managers’ Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck – prior to leaving his position – multiplied by the number of years during which he was employed by the Company (starting August 1998), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It has to be noted that the amounts transferred to managerial insurance policies in respect of severance pay ,will include current completion on basis of last monthly salary for each year of work in the Group.

It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company’s Board of Directors and the Company’s management, based on the opinion of legal counsel, is doubtful whether it is legally binding. The impact of the agreement will be expressed in the second quarter results and will amount to NIS 1.3 million (net, after taxes) on account of the retirement terms.

e.	The Company converted during October 2007 its energy-generation plant in Hadera to using natural gas, instead of fuel oil.

In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, when it will be converted for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2007 the remainder of the agreement was worth approximately € 0.6 million.

f.	In the beginning of 2008, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers, for the total sum of €48.4 million. Some of the equipment will be supplied during 2008 and the rest will be supplied in the beginning of 2009.

g.	In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

h.	In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – COMMITMENTS, CONTINGENT LIABILITIES AND LIABILITIES: (continued)

i.	On October 21, 2007, the tax authorities issued a demand for payment of a betterment levy in the amount of NIS 8 million in respect of change of land use, which is designed for the construction of a new production line for the manufacture of packaging papers.

The Company contested the amount of the levy through counter-assessment in the sum of NIS 400,000. In addition, it should be noted that as a result, these financial statements do not include a provision for said demand. When the levy is recognized in the financial statements, it will be included in the cost of the land and therefore will not have any effect on the operating results of the Company.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Receivables:

	December 31
	2007	2006
	NIS in thousands

1) Trade:
Open accounts	164,032	152,944
Checks collectible	14,739	15,106

	178,771	168,050

The item is:
Net of allowance for doubtful accounts	17,171	16,791

Includes associated companies	37,255	36,967

2) Other:
Employees and employee institutions	2,218	2,451
Associated companies - current debt	80,054	72,467
Prepaid expenses	2,719	3,732
Advances to suppliers	2,303	2,617
Deferred income taxes, see note 7f	9,116	7,856
Proceeds from sale of land in trustee's control (see note 10i)	-	51,936
Accounts Receivable	4,953	-
Sundry	3,746	5,625

	105,109	146,684

b.	Inventories:

For industrial activities:
Finished goods	19,824	16,998
Raw materials and supplies	7,630	7,884

	27,454	24,882
For commercial activities - purchased products	19,280	14,348

	46,734	39,230
Maintenance and spare parts *	22,873	22,879

	69,607	62,109

* Including inventories for the use of associated companies.

c.	Credit from banks:

	Weighted average Interest rate on December 31, 2007	December 31
		2007	2006
		NIS in thousands

Unlinked	5.3%	143,015	203,003

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Accounts payable and accruals – other:

	December 31
	2007	2006
	NIS in thousands

1) Trade:
Open accounts	104,301	91,932
Checks payable	4,108	4,341

	108,409	96,273

2) Other:
Payroll and related expenses	43,902	42,553
Institutions in respect of employees	22,057	15,775
Income tax authority	908	19,824
Customs and value added tax authorities	322	8,814
Accrued interest	1,679	2,104
Accrued expenses	17,697	14,100
Sundry	670	529

	87,235	103,699

Statements of income:

		2007	2006	2005
		NIS in thousands

e.	Sales - net (1):

	Industrial operations (2)	462,634	404,030	364,539
	Commercial operations	121,016	126,079	117,922

		583,650	530,109	482,461

	(1) Including sales to associated companies	159,627	149,173	115,262

	(2) Including sales to export	48,669	47,886	43,356

f.	Cost of sales:

Industrial operations:
Materials consumed	93,260	85,617	80,740
Payroll and related expenses	115,773	104,880	96,370
Depreciation	30,906	27,886	27,396
Other manufacturing costs	114,400	106,387	94,517
Decrease (increase) in inventory of
finished goods	(2,826)	(420)	(4,894)

	351,513	324,350	294,129
Commercial operations - cost of products sold	89,341	94,375	89,050

	440,854	418,725	383,179

Including purchases from associated
companies	31,220	39,900	37,747

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

		2007	2006	2005
		NIS in thousands

g.	Selling, marketing, administrative and general expenses:

	Selling and marketing:
	Payroll and related expenses	13,454	13,954	13,641
	Packaging, transport and shipping	9,712	9,243	7,866
	Commissions	1,869	2,121	2,699
	Depreciation	1,403	1,331	1,145
	Other	4,929	4,717	5,131

		31,367	31,366	30,482

	Administrative and general:
	Payroll and related expenses	45,527	43,407	39,727
	Office supplies, rent and maintenance	1,214	1,593	1,241
	Professional fees	1,789	1,167	991
	Depreciation	3,159	3,128	2,903
	Doubtful accounts and bad debts	738	(122)	840
	Other	9,997	7,022	4,201

		62,424	56,195	49,903
	L e s s - rent and participation from
	associated companies	26,364	26,678	24,441

		36,060	29,517	25,462

h.	Financial expenses - net*:

Expenses:
In respect of long-term loans	1,907	1,196	-
In respect of notes - including amortization of deferred
charges and net of related hedges	15,642	17,013	16,516
In respect of exchange differences from operating monetary balance-net	2,227	4,771	-
In respect of short-term balances	10,430	11,590	3,559

	30,206	34,570	20,075

Income:
In respect of long-term loans	4,289	579	385
In respect of exchange differences from operating monetary balances	-	-	3,294
In respect of short-term balances	6,359	2,880	3,906

	10,648	3,459	7,585

	(19,558)	(31,111)	(12,490)

** Including financial income (expenses) in respect
of loans to associated companies	2,655	2,280	3,401

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 10 – SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

i.	Other income

	2007	2006	2005
	NIS in thousands

Proceeds from sale of land	-	*40,641	3,260
Capital gain from sale of fixed assets	(2,150)	317	310
Gains (losses) from sale of the operation in Switzerland	-	(3,653)	874
Capital loss from sale of associated company	(28)	-	-

	(2,178)	37,305	4,444

*	On December 31, 2006, the Company sold a land estate. As a result of this sale, the Company recorded a capital gain in the amount of approximately NIS 28.5 million, net of tax, betterment levy, and expenses related to the sale. The proceeds of the sale, in the amount of NIS 43 million, were deposited on December 31, 2006 with a trustee in order to secure the liabilities of the Company. At the beginning of January 2007, the balance in the amount of approximately NIS 30 million was received, and in during the course of February this balance was transferred from the trustee to the Company.

NOTE 11 – NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (The data for the year 2005 are after retroactive application of the provisions of Accounting Standard No. 21 of the IASB, see note 1v):

	Net income Year ended December 31
	2007	2006	2005
	NIS in thousands

Net income for the period, as reported in the
income statements, used in computation of
basic net income per share	31,442	13,330	45,715

Total net income for the purpose of computing
diluted income per share	31,442	13,330	45,715

	Number of shares Year ended December 31
	2007	2006	2005

Weighted average number of shares used for
computing the basic income per share	4,132,728	4,025,181	3,999,867
Adjustment in respect of incremental shares of warrants	6,805	33,429	28,240

Weighted average number of shares used for
computing the diluted income per share	4,139,533	4,058,610	4,028,107

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	Derivative financial instruments

The Company has limited involvement with derivative financial instruments. The Company uses these instruments as economic hedges. The Company utilizes derivatives, mainly forward exchange contracts, to protect its expected cash flows in respect of existing assets and liabilities denominated in currencies other than the functional currency of the Company or that are linked to the CPI. As the counter-parties to these derivatives are Israeli banks, the Company considers the inherent credit risks remote.

In December 2006 the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the 2005 transaction that was finalized.

In January 2007, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 120 million against increases in the CPI, following the termination of the 2005 transaction that was finalized.

In January 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 90 million against increases in the CPI, following the termination of the aforementioned transaction.

In February 2008, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 50 million against increases in the CPI, following the termination of the aforementioned transaction.

b.	Credit risks

The Company and its subsidiaries’ cash and cash equivalents as of December 31, 2007 and 2006 are deposited mainly with major banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be remote.

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

Approximately half of the Company’s sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

The Company has trade receivables balances linked to the US dollar – see note 8(a).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued):

d.	Fair value of financial instruments

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value:

	Carrying Amount	Fair Value
	December 31, 2007 NIS in thousands

Financial Assets
Long term loans and capital note	51,956	50,590

Financial Liabilities
Notes - series 1*	14,098	14,336
Notes - series 2*	182,052	191,537
Other liability*	32,770	31,510

	228,920	237,383

*	The above carrying amounts are based on the computation of the present value of cash flows at interest rates applicable to similar characterized loans (in 2007 – 4%).

NOTE 13 – INTERESTED PARTIES – TRANSACTIONS AND BALANCES:

a.	Transactions:

1)	Income (expenses):

	2007	2006	2005
	NIS in thousands

Sales	57,050	47,803	46,396

Costs and expenses	(16,956)	(20,175)	(13,997)

Financial expenses	2,128	2,191	1,731

The amounts presented above represent transactions that the Company carried out in the ordinary course of business with interested parties (companies which are held by the Company’s principal shareholder), at terms and prices similar to those applicable to non-affiliated customers and suppliers.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 – INTERESTED PARTIES – TRANSACTIONS AND BALANCES (continued):

2)	Benefits to interested parties:

	2007	2006	2005

Payroll to interested parties employed
by the Company - NIS in thousands	*2,643	*8,094	*5,181

Number of people to whom the benefits relate	1	2	2

Remuneration of directors who are not
employed by the Company -
NIS in thousands	601	504	485

Number of people to whom
the benefits relate	11	11	12

*	In 2007 because of the payroll of CEO. In 2006 includes the payroll of CEO and of the former Chairman of the Board of Directors and, in addition a payment to the former chairman of the Board of directors as a result of exercise of a bonus according to a remuneration plan. In 2005 including the CEO and the former Chairman of the Board of Directors. 2005 includes a special bonus to the Chairman of the Board of Directors, in a sum of NIS 800,000.

3)	During 2007, an interested party employed by the Company (the CEO) held 1,975 options under the 2001 plan for senior employees in the group (see note 6b(1)). As of December 31, 2007 all the options were exercised.

4)	As to the plan for the remuneration of the Company’s former chairman of the Board of Directors – see note 9b.

b.	Balances with interested parties:

	December 31
	2007	2006
	NIS in thousands

Accounts receivable - commercial operations*	20,710	18,825

Accounts payables and accruals	1,589	4,930

Notes	34,216	38,871

*	There were no significant changes in the balance during the year.

NOTE 14 – SEGMENT INFORMATION:

a.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions. Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 14 – SEGMENT INFORMATION (continued):

b.	Business segment data:

	Paper and recycling			Marketing of office supplies			T o t a l
	2007	2006	2005	2007	2006	2005	2007	2006	2005
	N I S i n t h o u s a n d s

Sales - net(1)	464,653	408,045	368,884	118,997	122,064	113,577	583,650	530,109	482,461

Income (loss) from ordinary operations	74,936	50,359	44,218	433	142	(880)	75,369	50,501	43,338
Financial expenses, net							19,558	31,111	12,490
Other income							(2,178)	37,305	4,444

Income before taxes on income							53,633	56,695	35,292
Taxes on income							19,307	16,702	5,991

Income from operations of the Company and its subsidiaries							34,326	39,993	29,301
Share in profits of associated companies - net							(2,884)	(26,663)	16,414

Net income							31,442	13,330	45,715

Segment assets (at end of year)	630,435	574,319	536,965	63,509	56,663	57,377	693,944	630,982	594,342
Unallocated corporate assets (at end of year) (2)							625,123	542,305	561,416

Consolidated total assets (at end of year)							1,319,067	1,173,287	1,155,758

Segment liabilities (at end of year)	79,116	69,923	57,754	29,293	26,350	32,758	108,409	96,273	90,512
Unallocated corporate liabilities (at end of year)							532,571	646,172	541,862

Consolidated total liabilities (at end of year)							640,980	742,445	632,374

Depreciation and amortization	33,267	30,137	29,795	1,596	1,820	1,809	34,863	31,957	31,604

Investments in fixed assets	80,431	51,380	70,014	1,653	1,727	1,066	82,084	53,107	71,080

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued):

NOTE 15 – EVENTS SUBSEQUENT BALANCE SHEET DATE

On January 14, 2008, the Company’s Board of Directors approved, pursuant to approval by the Audit Committee, adoption of a compensation plan for senior employees of the Company and/or its subsidiaries and/or associated companies, whereby up to 285,750 stock options, each of which is exercisable into one ordinary share of the company of NIS 0.01 par value, would be allocated to senior employees and officers of the Group, including the Company CEO, which at the time of approval of said allocation comprised 5.65% of the Company’s issued share capital. The offerees in the said plan are not interested parties in the company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said option warrants, the offerees who will exercise the option warrants will not be allocated all of the shares derived there from, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option warrants at the exercise date only. As at the reported date, the said option warrants have yet to be allocated.

The influence of the plan at the consolidated financial statements was estimated at NIS 13.5 million.

The option warrants are not registered for trade. The company has obtained approval from the stock exchange and from AMEX to register for trade the ordinary shares that shall be allocated to the offerees upon exercise of the option warrants.

On May 20, 2008 an associated Company, Hogla-Kimberly Ltd received from the Israeli tax authority compensation in the amount of about NIS 4.5 millions. The compensation is due to damages during the second Lebanon war that caused the associated Company to partially stop its manufacturing activity in its northern plant. The associated Company will record a pre tax income for the second quarter of 2008.

The company’s share in the compensation above is NIS 2,250 thousand.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Account Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company plans to adopt IFRS starting from January 1, 2008.

Pursuant to the provisions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.
—	De-recognition of assets and liabilities if IFRS do not permit such recognition.
—	Classification of assets, liabilities and components of equity according to IFRS.
—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section f. below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008. Pursuant to the above, the Company’s management has made assumptions regarding the anticipated financial reporting regulations that are expected to be implemented when the first annual financial statements are prepared according to IFRS, for the year ended December 31, 2008.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional þclarifications. Consequently, the financial reporting standards that shall be applied to the represented periods, will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

The Note above includes all the financial data required by the Accounting Standard No. 29 and accordingly to the publicity of the Israel Securities Authority FAQ 6.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007 and December 31, 2007, the consolidated statement of income for the year ended on December 31, 2007, and the Company’s shareholders’ equity prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the transition date will be done retrospectively.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

	December 31, 2007			January 1, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

CURRENT ASSETS:
Cash and cash equivalents		167,745	-	167,745	13,621	-	13,621
Accounts receivables	E8	178,771	(218)	178,553	168,050	(218)	167,832
Other receivable	E1	105,109	(10,694)	*94,415	146,684	(10,065)	*136,619
Inventories		69,607	-	69,607	62,109	-	62,109

Total Current Assets		521,232	(10,912)	510,320	390,464	(10,283)	380,181

Non-Current Assets
Property, plant and equipment	E2; F3	445,566	(34,726)	*410,840	400,823	(34,880)	*365,943
Investment in associated companies	E6; E9	346,186	217	*346,403	375,510	(1,962)	*373,548
Deferred tax assets	E1	6,083	14,539	20,622	6,490	12,233	18,723
Lease receivables	E2	-	29,291	*29,291	-	30,089	*30,089
Other assets		-	1,578	*1,578	-	2,209	*2,209
Employee benefit assets	E3	-	1,179	*1,179	-	1,132	*1,132

Total Non-Current Assets		797,835	12,078	809,913	782,823	8,821	791,644

Total Assets		1,319,067	1,166	1,320,233	1,173,287	(1,462)	1,171,825

* Reclassified

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

	December 31, 2007			January 1, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

CURRENT LIABILITIES:

Credit from banks and others		143,015	-	143,015	203,003	-	203,003
Current maturities to long-term
notes and long-term loans	E4	42,775	-	42,775	41,567	-	41,567
Trade payables		108,409		108,409	96,273	-	96,273
Other payables and accrued
expenses	E3; E7	87,235	(14,005)	*73,230	103,699	(32,346)	*71,353
Financial liabilities at fair value
through Profit and loss		-	3,901	*3,901	-	1,612	*1,612
Current tax liabilities	E10	-	908	*908	-	19,824	*19,824

Total Current Liabilities		381,434	(9,196)	372,238	444,542	(10,910)	433,632

NON-CURRENT LIABILITIES:
Loans from banks and others		28,127	-	28,127	33,515	-	33,515
Notes	E4	158,134	-	158,134	190,005	-	190,005
Deferred taxes		40,515	-	40,515	41,613	-	41,613
Employee benefit liabilities	E3	-	20,038	*20,038	-	19,217	*19,217
Other non-current liabilities	E9	32,770	(1,560)	*31,210	32,770	(1,560)	*31,210

Total Non-Current Liabilities		259,546	18,478	278,024	297,903	17,657	315,560

SHAREHOLDERS EQUITY	F2	678,087	(8,116)	*669,971	430,842	(8,209)	*422,633

Total liabilities and shareholders
equity		1,319,067	1,166	1,320,323	1,173,287	(1,462)	1,171,825

* Reclassified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of profit and loss from Israeli GAAP to IFRS:

		December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands (except per share data)

Revenue		583,650	-	583,650
Cost of sales		440,854	527	441,381

Gross profit		142,796	(527)	142,269

Operating Costs and Expenses
Selling expenses		31,367	-	31,367
General and administrative expenses		36,060	317	36,377
Other expenses, net	E7	2,178	2,289	* 4,467

Operating profit		73,191	(3,133)	70,058

Finance income	E5	10,648	-	10,648
Finance expenses	E5; E9	30,206	1,560	31,766

Finance income (expenses), net		(19,558)	(1,560)	(21,118)

Profit (loss) after financial income (expenses), net		53,633	(4,693)	48,940
Share of profit (loss) of associated companies, net	E6; E9	(2,884)	3,740	*856

Profit (loss) before taxes on income		50,749	(953)	49,796
Taxes on income		19,307	(1,046)	18,261

Net income		31,442	93	31,535

Earnings Per Share (NIS)
Primary		7.61	(0.02)	7.63

Full diluted		7.60	(0.02)	7.62

Number of shares used to compute the primary
earnings per share		4,132,728	4,132,728	4,132,728

Number of shares used to compute the fully diluted
earnings per share		4,139,533	4,139,533	4,139,533

*Reclassified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

D.	Equity reconciliation:

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of employee options)	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

As at January 1, 2007
Israeli GAAP	125,257	90,060	2,414	(8,341)	221,452	430,842

Adjustments of investment in associated companies
by the equity method	-	-	-	-	*(402)	*(402)
Classification of adjustments deriving from
translations of financial statements of foreign
operations	-	-	-	8,341	(8,341)	-
Employee benefits net of tax effects	-	-	-	-	(4,172)	(4,172)
Amortization of pre-paid expenses in respect of
lease of land	-	-	-	-	(1,868)	(1,868)
Put option on affiliated Company	-	-	-	-	*(1,612)	*(1,612)
Effect of classifying a doubtful debt provision as
specific after being classified as general	-	-	-	-	(155)	(155)

Under IFRS rules	125,257	90,060	2,414	-	*204,902	422,633

*Reclassified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

D.	Equity reconciliation (continued):

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options to employees)	Capital surplus from hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

As at December 31, 2007
Israeli GAAP	125,267	301,695	3,397	-	(5,166)	252,894	678,087
Adjustments of investment in associated
companies by the equity method	-	-	-	-	-	*3,338	*3,338
Classification of adjustments deriving from
translations of financial statements of
foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	*(635)	635	-	-
Benefits to employees net of tax effects	-	-	-	-	-	(4,326)	(4,326)
Amortization of pre-paid expenses in respect
of lease of land	-	-	-	-	-	(1,508)	(1,508)
Put option on affiliated Company	-	-	-	-	-	*(3,901)	*(3,901)
Financial expenses on capital note from
affiliated Company	-	-	-	-	-	*(1,560)	*(1,560)
Effect of classifying a doubtful debt
provision as specific after being classified
as general	-	-	-	-	-	(159)	(159)

Under IFRS rules	125,267	301,695	3,397	(635)	3,810	*236,437	669,971

*Reclassified.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (1) (2) (3)

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current or non-current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 12, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856,000 and NIS 9,116,000 which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007 and December 31, 2007, respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as fixed assets and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and Nahariya, which were leased from the Israel Land Administration and the Company’s land in Tel-Aviv, which was leased from the Tel-Aviv Municipality, and which do not constitute real estate for investment that is measured at fair value, shall be presented in the Company’s balance sheet as pre-paid expenses in respect of lease, and amortized over the remaining period of the lease.

Consequently, the pre-paid expense balance in respect of an operating lease increased by NIS 30,023 thousands and by NIS 29,263 thousands and the balance of fixed assets decreased by NIS 34,814 thousands and by NIS 34,701 thousands. The change was partly carried to retained earnings in the sums of NIS 1,868 thousands and NIS 1,508 thousands and partly against deferred taxes in the sums of NIS 2,923 thousands and NIS 3,927 thousands on January 1, 2007 and on December 31, 2007, respectively.

(3)	Employee benefits

In accordance with generally accepted accounting principles in Israel, the company’s liability for severance pay is calculated based on the recent salary of the employee multiplied by the number of years of employment.

Pursuant to IAS 19, the provision for severance pay is calculated according to an actuarial basis taking into account the anticipated duration of employment, the value of time, the expected salary increases until retirement and the possible retirement under conditions not entitling severance pay.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (3) (continued)

In addition, under Israeli GAAP, deposits made with regular policies or directors’insurance policies which are not in the employee’s name, but in the name of the employer, were also deducted from the company’s liability.

Under IFRS, regular policies or directors’ insurance policies as aforesaid, which do not meet the definition of plan assets under IAS 19, will be presented in the balance sheet under a separate item and will not be deducted from the employer’s liability.

Most of the Group’s employees are covered according to Section 14 of the Compensation Law. Employee deposits are not reflected in the company’s financial statements and accordingly, no provision is necessary in the books. However, the Company is required to pay employees differences from entitlement to severance pay and unutilized vacation pay. These liabilities are computed in accordance with the actuary’s assessment based on an estimate of their utilization and redemption.

In addition, net liabilities in respect of benefits to employees after retirement, which relate to defined benefit plans, are measured based on actuarial estimates and discounted amounts.

The impact of the aforesaid on the balance sheet is an increase in liabilities in respect of net benefits to employees, as of January 1, 2007 and December 31, 2007, in the amount of NIS 5,563,000 and NIS 5,762,000, respectively, and an increase in deferred taxes as of January 1, 2007 and December 31, 2007, in the amounts of NIS 1,391,000 and NIS 1,436,000, respectively.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,179 thousands, NIS 1,132 thousands as of December 31, 2007 and January 1, 2007 , respectively .

(4)	CPI-linked assets and liabilities

The Company has assets and liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these assets and liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date. This is also the approach used under generally accepted accounting principles in Israel.

As of the balance sheet date, the Company has CPI-linked financial liabilities in the total sum of NIS 196,150,000.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (4) (continued)

There is another interpretation of IFRS, under which the effective interest rate in respect of these assets and liabilities should include the anticipated inflation up to the relevant repayment dates (instead of accumulation of real interest plus linkage differences in line with changes in the CPI until the balance sheet date).

The vast majority of loans and long-term and medium-term financing arrangements in Israel are linked to the CPI. Therefore, the Israeli Institute for Accounting Standards has submitted a request to the International Financial Reporting Interpretation Committee (IFRIC) to clarify the applicable method in the measurement of the effective interest rate of such assets and liabilities under IFRS.

The Committee’s response in this matter and the implications thereof cannot be reliably predicted. If the Committee’s response indicates that the method used in Israel (and which was implemented in these financial statements/ as described in this note) is not appropriate in accordance with IFRS, the Company will have to change the method of measurement of these assets and liabilities and it may have to do so by way of restating its financial statements. Under the present circumstances, the Company is unable to reliably measure the potential impact on its financial statements in such a case.

(5)	Financial Revenues and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the sum of NIS 31,766,000 and financing expenses in the sum of NIS 10,648,000 were presented in the statement of income for the year ended December 31, 2007.

(6)	Investment in Associated Companies

In the course of the second quarter, Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923,000 for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

During 2007, the Company included a sum of NIS 2,439,000 in earnings from associated companies, as a result of the realization of these items.According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousand will be allocated to the Company’s share in earnings of associated companies during 2007, thereby increasing the Company’s earnings for the year ended on December 31, 2007 by a sum of NIS 2,484,000.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (continued)

(7)	Put option for investee

As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

As part of this agreement, MBP was granted an option to sell its holdings in Mondi Hadera to the company, at a price 20% lower than its value (as defined in the agreement) or $ 20 million less 20%, whichever is higher. According to oral understandings between persons in the company and persons in MBP, which were formulated in proximity to signing the agreement, MBP will exercise the option only in extremely extraordinary circumstances, such as those which obstruct manufacturing activities in Israel over a long period.

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, occurring recently, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. Under accounting principles generally accepted in Israel, it was not required to give a value to the PUT option. According to the international standards, the value of the option was computed and recognized as a liability, measured according to fair value, with changes in fair value being recorded to operations in accordance with IAS 39.

As of January 1, 2007, a liability with respect to the option for sale of the shares of the investee in the amount of approximately NIS 1,612 thousands was presented.

As of December 31, 2007, a liability with respect to the option for sale of the shares of the subsidiary in the amount of approximately NIS 3,901 thousands was presented.

(8)	Provision for doubtful debts

Under generally accepted accounting principles in Israel, the provision for doubtful debts is calculated both by means of a general provision on the basis of approximations and past experience, ascertained by the company in accordance with the structure and nature of the customers in the various companies, and also on the basis of a specific provision for customers where the likelihood of collection was low in reliance on indicators in the hand of the company and was made in a specific manner.

According to international standards, the provision for doubtful debts is calculated solely on the basis of a specific provision.

As a result, the amount of the provision for doubtful debts increased as of January 1, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 63 thousands.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

E.	Additional information (8) (continued)

The amount of the provision for doubtful debts increased as of December 31, 2007 by the amount of NIS 218 thousands and deferred taxes decreased by NIS 59 thousands.

(9)	Capital note issued to an investee

The company’s balance sheet includes a capital note that was issued to an investee. Due to the fact that no repayment date was set for the capital note, and in view of the fact that the company is not a controlling interest in the investee, the capital note was presented under Israeli standards at its nominal value, and financial expenses in respect of same were not recorded in the statement of operations.

In accordance with the directives of the international standards, the capital note was classified as a financial liability under IAS 39. Therefore, the capital note will be measured at unamortized cost, while using the effective interest method.

In accordance with understandings reached between the company and the investee, that the capital note will not be repayable prior to January 1, 2009, the amortized cost of the capital note in the financial statements of the company prepared according to the directives of the international standards will be considered as if it were repayable on such date.

(10)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities, respectively.

According to International Standards (IAS 1) current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 19,824 thousands and NIS 908 thousands which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007 and December 31, 2007, respectively.

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The following reliefs are those which the Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”):

1.	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 16 – FINANCIAL INFORMATION IN ACCORDANCE WITH IFRS (continued)

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company (continued)

2.	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

3.	Deemed Cost For Items Of Fixed Assets

IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

Until December 31, 2003 the Company adjusted its financial statements to the changes in foreign rate of the U.S dollar, in accordance with opinion No. 36 of the institute of Certified Accountancy in Israel.

For the purpose of adapting the IFRS standards, the Company chose to implement the above said relief allowed under IFRS 1, and to measure fixed assets items that were purchased or established up to December 31, 2003 according to the affective cost for that date, based on their adjusted value to the foreign exchange rate of the U.S dollar up to that date.

AMERICAN ISRAELI PAPER MILLS LIMITED

Schedule

Details of Subsidiaries and Associated Companies
At December 31, 2007

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries:

Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
American Israeli Paper Mills Paper Industry (1995) Ltd.	100.00

Main associated companies:
Hogla-Kimberly Ltd.	49.90
Subsidiaries of Hogla-Kimberly Ltd.:
Hogla-Kimberly Marketing Limited	49.90
Molett Marketing Limited	49.90
Shikma For Personal Comfort Ltd.	49.90
Turketim Mallari Sanayi ve Ticaret A.S (KCTR)	49.90
Mondi Business Paper Hadera Ltd.	49.90
Subsidiary of Mondi Business Paper Hadera Ltd.:
Mondi Business Paper Hadera Marketing Ltd.	49.90
Carmel Container Systems Limited	36.21
Frenkel C.D. Limited**	27.85

*	Not including dormant companies.
**	Frenkel C.D. Limited is partly held through Carmel Container Systems Limited (an associated company); the holding in voting shares of C.D. Packaging Systems Limited is 27.85%.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

–	Carmel Containers Systems Ltd.

MONDI BUSINESS PAPER HADERA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

MONDI BUSINESS PAPER HADERA LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Business Paper Hadera Ltd.

We have audited the accompanying balance sheets of Mondi Business Paper Hadera Ltd. (“the Company”) as of December 31, 2007 and 2006, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows – of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position – of the Company and on a consolidated basis – as of December 31, 2007 and 2006, and the results of operations, changes in shareholders’ equity and cash flows – of the Company and on consolidated basis – for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
May 26, 2008

MONDI BUSINESS PAPER HADERA LTD.
BALANCE SHEETS
(NIS in thousands)

		Consolidated			Company
		As of December 31,			As of December 31,
	Note	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6

Current Assets
Cash and cash equivalents		323		15	-		-
Trade receivables	3	190,935		173,174	-		-
Subsidiaries		-		-	134,316	(*)	109,725
Other receivables	4	13,483		6,610	16,933		7,850
Inventories	5	143,366	(*)	109,116	88,605	(*)	71,927

		348,107		288,915	239,854		189,502

Long-Term Investments
Investments in Subsidiaries	6A	-		-	1,275		1,429

Fixed Assets	7
Cost		220,149	(*)	214,170	216,592	(*)	209,732
Less - accumulated depreciation		63,656		53,882	60,641		50,303

		156,493		160,288	155,951		159,429

Long -Term Assets
Long term Trade receivables		440		-	-		-
Goodwill	6B	3,177		3,177	-		-

		3,617		3,177	-		-

		508,217		452,380	397,080		350,360

Current Liabilities
Short term bank credit		101,760		96,740	101,760		96,740
Current maturities of long-term
bank loans	10	14,387		15,243	14,387		15,243
Capital notes to shareholders	11	5,514		6,337	5,514		6,337
Trade payables	8	118,912		108,007	85,861		72,458
American Israeli Paper Mills
Group, net		71,109		62,807	-		-
Other payables and accrued expenses	9	21,239		20,884	14,262		17,220

		332,921		310,018	221,784		207,998

Long-Term Liabilities
Long-term bank loans	10	38,035		33,869	38,035		33,869
Capital notes to shareholders	11	-		6,338	-		6,338
Deferred taxes	20	29,934		14,047	29,934		14,047
Accrued severance pay, net	12	46		46	46		46

		68,015		54,300	68,015		54,300

Commitments and Contingent Liabilities	13

Shareholders' Equity
Share capital	14	1		1	1		1
Premium		43,352		43,352	43,352		43,352
Capital reserves		929		-	929		-
Retained earnings		62,999		44,709	62,999		44,709

		107,281		88,062	107,281		88,062

		508,217		452,380	397,080		350,360

/s/ David Muhlgay	/s/ Avner Solel	/s/ Zvi Livnat

D. Muhlgay	A. Solel	Z. Livnat
Financial Director	Managing Director	Vice-Chairman of the Board of Directors

Approval date of the financial statements: May 26, 2008.
(*) Reclassified

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF OPERATIONS
(NIS in thousands)

		Consolidated			Company
		Year ended December 31,			Year ended December 31,
	Note	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Net sales	15	770,032	711,545	663,338	580,202	534,214	462,177

Cost of sales	16	688,000	659,845	609,752	517,376	501,080	420,558

Gross profit		82,032	51,700	53,586	62,826	33,134	41,619

Selling expenses	17	37,889	44,506	45,268	21,609	27,852	35,924
General and
administrative expenses	18	10,532	9,245	7,301	7,785	6,788	6,702

Operating profit (loss)		33,611	(2,051)	1,017	33,432	(1,506)	(1,007)

Financing expenses, net	19	(8,414)	(6,854)	(12,868)	(8,280)	(6,540)	(11,533)

Other income, net		313	37	65	27	-	-

Income (loss) before income
taxes		25,510	(8,868)	(11,786)	25,179	(8,046)	(12,540)

tax benefits (Income
taxes)	20	(7,220)	1,149	8,380	(6,735)	1,493	8,470

Income (loss) after
income taxes (tax
benefits)		18,290	(7,719)	(3,406)	18,444	(6,553)	(4,070)

Equity in net earnings
(losses) of
Subsidiaries		-	-	-	(154)	(1,166)	664

Net income (loss) for
the year		18,290	(7,719)	(3,406)	18,290	(7,719)	(3,406)

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2005	1	43,352	-	55,834	99,187

Changes during 2005:

Loss for the year	-	-	-	(3,406)	(3,406)

Balance - December 31, 2005	1	43,352	-	52,428	95,781

Changes during 2006:

Loss for the year	-	-	-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352	-	44,709	88,062

Changes during 2007:

Recognition in capital reserves
due to presentation of
shareholders
capital notes at fair value (*)	-	-	929	-	929

Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

(*)     The company created the Capital reserves due to initial application of standard No. 23.

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Cash flows - operating activities
Net income (loss) for the year	18,290	(7,719)	(3,406)	18,290	(7,719)	(3,406)
Adjustments to reconcile net
income (loss) to net cash provided
by (used in) operating activities
(Appendix A)	(11,317)	(2,667)	(29,625)	(11,291)	(2,698)	(28,359)

Net cash provided by (used in)
operating activities	6,973	(10,386)	(33,031)	6,999	(10,417)	(31,765)

Cash flows - investing activities
Acquisition of fixed assets	(8,458)	(8,414)	(51,323)	(8,443)	(8,414)	(51,323)
Proceeds from sale of fixed assets	376	189	248	27	189	184

Net cash used in investing
activities	(8,082)	(8,225)	(51,075)	(8,416)	(8,225)	(51,139)

Cash flows - financing activities
Short-term bank credit, net	5,020	10,853	87,004	5,020	10,869	86,990
Repayment of long-term bank loans	(15,927)	(16,002)	(13,702)	(15,927)	(16,002)	(13,702)
Proceeds of long-term bank loans	18,000	28,000	-	18,000	28,000	-
Repayment of long-term capital
notes to shareholders	(5,676)	(4,225)	-	(5,676)	(4,225)	-

Net cash provided by (used in)
financing activities	1,417	18,626	73,302	1,417	18,642	73,288

Increase (decrease) in
cash and cash equivalents	308	15	(10,804)	-	-	(9,616)
Cash and cash equivalents -
beginning of year	15	-	10,804	-	-	9,616

Cash and cash equivalents -
end of year	323	15	-	-	-	-

The accompanying notes are an integral part of the financial statements.

MONDI BUSINESS PAPER HADERA LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands)

		Consolidated				Company
		Year ended December 31,				Year ended December 31,
		2 0 0 7	2 0 0 6		2 0 0 5	2 0 0 7	2 0 0 6		2 0 0 5

A.	Adjustments to reconcile net
	income (loss) to net cash provided
	by (used in) operating activities

	Income and expenses items
	not involving cash flows:
	Equity in net losses (earnings) of
	Subsidiaries	-		-	-	154		1,166		(664)
	Depreciation and amortization	10,701		10,907	10,722	10,432		10,513		9,617
	Deferred taxes, net	7,006		(1,330)	(8,470)	6,724		(1,501)		(8,470)
	Decrease in liability for severance
	pay, net	-		(5)	(36)	-		(5)		(36)
	Capital gain
	from sale of fixed assets	(313)		(37)	(65)	(27)		(37)		-
	Effect of exchange rate and linkage
	differences of long-term bank
	loans and long-term loan to
	Subsidiary	1,237		(935)	(738)	1,237		(935)		(739)
	Effect of exchange rate
	differences of long-term
	capital notes to shareholders	(556)		(1,512)	1,179	(556)		(1,512)		1,179

	Changes in assets and liabilities:
	Increase in trade receivables	(17,761)		(12,299)	(3,060)			-		-
	Decrease (increase)
	in other receivables	2,008		(261)	(345)	80		2,611		(3,165)
	Decrease (increase)
	Increase in Subsidiaries	-		-	-	(24,591)	(*)	(26,854)	(*)	(3,741)
	in inventories	(34,250)	(*)	4,816	(26,468)	(16,678)	(*)	15,600		(30,153)
	Increase in long term trade
	receivables	(440)		-	-	-		-		-
	Increase (decrease) in trade
	payables	12,394		4,354	(4,235)	14,892		(3,578)		8,907
	Increase (decrease) in
	American Israeli Paper Mills
	Group, net	8,302		(7,047)	4,821	-		-		-
	Increase (decrease) in other
	payables and accrued expenses	355		682	(2,930)	(2,958)		1,834		(1,094)

		(11,317)		(2,667)	(29,625)	(11,291)		(2,698)		(28,359)

B.	Non-cash activities
	Acquisition of fixed
	assets on credit	(1,489)	(*)	3,596	3,342	(1,489)	(*)	3,596		3,342

The accompanying notes are an integral part of the financial statements.

(*) Reclassified

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

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	-	Mondi Business Paper Hadera Ltd.

The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 6C.

Subsidiaries	-	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	Until January 1, 2007 as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel. As of January 1, 2007 as defined by standard No.23 published by the Israeli Accounting Standard board.

Interested Parties	-	Until January 1, 2007 as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993. As of January 1, 2007 as defined in Standard No.23 published by the Israeli Accounting Standards board.

Controlling Shareholder	-	as defined in the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

Reported Amount	-	see Note 2A(1) below.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL (Cont.)

C.	Use of Estimates

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

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of standard No.27 “Fixed assets”, standard No.28 ” Amendment of the transitional orders in accounting standard No. 27” , accounting standard No. 23 “Accounting for transactions between an entity and a controlling party” and accounting standard No. 30 “Intangible assets”.

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts – Standard No. 12

(1)	Definitions

Adjusted Amount – historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount – Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

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

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 23.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts – Standard No. 12 (Cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amounts

a.	Balance Sheet Items

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

As of January 1, 2007 the Company applies Accounting Standard NO.26 “Inventories”. Inventories are stated at the lower of cost or net realizable value. Inventory cost includes purchase cost, direct labor cost, variable and fixed manufacturing overhead and any other costs incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and the estimated costs necessary to make the sale. Any reduction of inventory to net realizable value as well as any other inventory loss is recorded in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value is allocated to operations during the period in which the elimination is taking place.

Cost is determined for raw materials, auxiliary materials and finished products on the basis of weighted moving average cost per unit.

F.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method. For amortization of goodwill included in an investment in a Subsidiary, see I below.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Fixed Assets

As of January 1, 2007 the Company applies accounting standard No. 27 “Property plant and equipment” and accounting standard No. 28 “Amendment of the transitional orders in accounting standard No. 27 “Property plant and equipment”

Cost method- fixed assets are presented at cost, including interest and other capitalizable costs (capitalizable costs include only incremental direct costs that are identifiable with, and related to, the property and equipment and are incurred prior to its initial operation), less accumulated depreciation and amortization.

As of January 1, 2007 Any fixed asset with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in accounting estimate.

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

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

Profit of loss due to the sale or abandon of an asset is determined by the difference between the proceeds from the sale to the net book value of the asset and is attributed to profit and loss statements.

As a result of the application of this standards the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 2,715 thousand as of December 31,2007 (NIS 2,927 thousand as of December 31, 2006.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of Long-Lived Assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Other Assets – Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”).

By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over periods of 15 years.

As of January 1, 2007 the Company applies Standard No. 30

In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

J.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including depreciation differences on property and fixed assets. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized. The deferred income taxes are computed by the tax rates expected to be in effect at realization, as they are known at the balance sheet date.

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

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Transaction between the company and a controlling party.

As of January 1, 2007 the company is implementing accounting Standard NO.23 “Accounting for transactions between an entity and a controlling party”.

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

Loans-
As of January 1, 2007 loans granted from controlling party will be measured on fair value, the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

As a result of initial application of the standard the company’s share holders equity increased in the sum of NIS 929 thousand , the current liabilities decreased in the sum of NIS 823 thousand and the results of operation decreased in the sum of NIS 556 thousand during the period.

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

N.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel, that were prevailing at the balance sheet date.

(2)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	CPI "in respect of" (in points)

December 31, 2007	3.846	191.15
December 31, 2006	4.225	184.87
December 31, 2005	4.603	185.05

Increase (decrease) during the year ended:	%	%

December 31, 2007	(9.1)	3.4
December 31, 2006	(8.2)	-
December 31, 2005	6.8	2.4

(3)	Exchange-rate differences are charged to operations as incurred.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Recent Accounting Standards

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

Management decided to adopt IFRS standards starting January 1, 2008.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 3	–	TRADE RECEIVABLES

	Consolidated
	AS of December 31,
	2 0 0 7	2 0 0 6

Domestic
Open accounts	132,061	137,585
Checks receivable	34,882	26,575

	166,943	164,160

Foreign
Open accounts	26,984	4,680
Related parties	-	7,188

	26,984	11,868

	193,927	176,028
Less - allowance for doubtful accounts	(2,992)	(2,854)

	190,935	173,174

NOTE 4	–	OTHER RECEIVABLES

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Deferred taxes (Note 20D)	11,257	2,376	10,687	1,524
Prepaid expenses	-	952	-	739
Advances to suppliers	1,142	1,861	727	1,300
Value Added Tax	-	-	5,358	3,913
Income tax advances, net	-	138	-	10
Others	1,084	1,283	161	364

	13,483	6,610	16,933	7,850

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 5	–	INVENTORIES

	Consolidated			Company
	As of December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6

Raw and auxiliary materials	49,638	(*)	30,703	39,917	(*)	30,703
Finished products and goods in process	93,728		78,413	48,688		41,224

	143,366		109,116	88,605		71,927

Includes products in transit	9,722		4,440	-		-

The inventories are presented net of
impairment provision	1,310		540	815		518

The cost of inventories recognised as an expense includes NIS 770 thousand in respect of write-downs of inventory to net realisable value.

(*)	As a result of applying standard No.27, spare parts in the sum of NIS 2,927 thousand were defined as fixed assets.

NOTE 6	–	INVESTMENTS IN SUBSIDIARIES

A.	Composition

	Company
	As of December 31,
	2 0 0 7	2 0 0 6

Cost of shares	4,338	4,338
Accumulated losses since acquisition, net	(3,063)	(2,909)

	1,275	1,429

B.	Goodwill

	Consolidated
	As of December 31,
	2 0 0 7	2 0 0 6

Cost	6,232	6,232
Less - accumulated amortization	3,055	3,055

	3,177	3,177

C.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2007, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 7
%

Mondi Business Paper Hadera Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

(*) Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 7	–	FIXED ASSETS

	Leasehold improvements	Machinery and equipment		Motor vehicles	Office Furniture, Computers and equipment	Total

Consolidated

Cost:
Balance - January 1, 2007	3,724	(*)	203,964	3,107	3,375	214,170
Changes during 2007:
Additions	71		6,118	780	-	6,969
Dispositions	-		(236)	(754)	-	(990)

Balance - December 31, 2007	3,795		209,846	3,133	3,375	220,149

Accumulated depreciation:
Balance - January 1, 2007	2,593		47,285	1,712	2,292	53,882
Changes during 2007:
Additions	394		9,509	436	362	10,701
Dispositions	-		(220)	(707)	-	(927)

Balance - December 31, 2007	2,987		56,574	1,441	2,654	63,656

Net book value:
December 31, 2007	808		153,272	1,692	721	156,493

December 31, 2006	1,131		156,679	1,395	1,083	160,288

Company

Cost:
Balance - January 1, 2007	2,651	(*)	202,671	1,999	2,411	209,732
Changes during 2007:
Additions	71		6,103	780	-	6,954
Dispositions	-		(94)	-	-	(94)

Balance - December 31, 2007	2,722		208,680	2,779	2,411	216,592

Accumulated depreciation:
Balance - January 1, 2007	1,835		46,268	584	1,616	50,303
Changes during 2007:
Additions	272		9,422	435	303	10,432
Dispositions	-		(94)	-	-	(94)

Balance - December 31, 2007	2,107		55,596	1,019	1,919	60,641

Net book value:
December 31, 2007	615		153,084	1,760	492	155,951

December 31, 2006	816		156,403	1,415	795	159,429

(*)	Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 8	–	TRADE PAYABLES

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

In Israeli currency	30,490	29,006	26,864	24,351
In foreign currency or linked thereto	88,422	79,001	58,997	48,107

	118,912	108,007	85,861	72,458

NOTE 9	–	OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Accrued payroll and
related expenses	15,774	12,719	10,454	12,719
Value Added Tax	777	1,559	-	-
Advances from customers	941	1,165	-	-
NHBV - Accrual for license fee	34	910	-	-
Interest payable	1,493	2,803	1,493	2,803
Other	2,220	1,728	2,315	1,698

	21,239	20,884	14,262	17,220

NOTE 10	–	LONG-TERM BANK LOANS

A.	Composition

	Interest rate	Consolidated and Company
		As of December 31,
	% (*)	2 0 0 7	2 0 0 6

In U.S. dollar	6.67	-	7,627
In NIS indexed to the CPI	6.55	52,422	41,485

		52,422	49,112
Less - current maturities		14,387	15,243

		38,035	33,869

(*)	Average interest rate as of December 31, 2007.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 10	–	LONG-TERM BANK LOANS (Cont.)

B.	Maturities

Consolidated and Company
As of December 31,
2 0 0 7

First year - 2008	14,387
Second year - 2009	17,109
Third year - 2010	11,240
Fourth year - 2011	4,252
Fifth year - 2012	5,434

52,422

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2007, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 22.16%.

D.	As to a “negative pledge agreement” signed by the Company, see Note 13B.

E.	The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 290,000 thousand. As of the balance sheet date, the Group utilized NIS 183,000 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 11	–	CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes.

As of December 31, 2007 the total capital notes amount is NIS 5,514 thousand. Management intends to repay NIS 5,514 thousand of the capital note balance during 2008.

NOTE 12	–	ACCRUED SEVERANCE PAY, NET

Israeli law and labor agreements determine the obligations of the Group to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee’s most recent monthly salary. The liability of the Group for severance pay to its permanent employees is covered by current deposits to pension and severance funds. Accumulated amounts so funded are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statements. The amounts presented in the balance sheet as of December 31, 2007 reflects the severance pay liability in respect of temporary employees.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 13	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from AIPM. Future minimum lease rentals as of December 31, 2007 are as follows:

	Consolidated	Company

2008	4,628	3,280
2009	4,628	3,280

	9,256	6,560

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2007 is NIS 154,182 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 14	–	SHARE CAPITAL

A.	As of December 31, 2007 and 2006, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized – 38,000 shares; issued and paid up – 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 15	–	NET SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Industrial operations	580,202	534,214	460,383	580,202	534,214	462,177
Commercial operations	189,830	177,331	202,955	-	-	-

	770,032	711,545	663,338	580,202	534,214	462,177

NOTE 16	–	COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Purchases (*)	175,507	165,168	187,618	-	-	-
Materials consumed	383,002	343,801	306,803	383,002	343,801	306,803
Salaries and related expenses	40,756	38,082	36,391	40,756	38,082	36,391
Subcontracting	5,260	6,464	5,898	5,260	6,464	5,898
Energy costs	57,700	63,013	54,883	57,700	63,013	54,883
Depreciation	10,432	10,510	9,607	10,432	10,116	9,607
Other manufacturing costs
and expenses (including rent)	28,133	28,884	29,939	27,492	28,660	29,093

	700,790	655,922	631,139	524,642	490,136	442,675
Change in finished goods ,
goods in process, and
products in transit (**)	(12,790)	3,923	(21,387)	(7,266)	10,944	(22,117)

	688,000	659,845	609,752	517,376	501,080	420,558

(*)	The purchases of the Group are related principally to commercial operations.

(**)	Change in raw and auxiliary materials are included in materials consumed.

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 17	–	SELLING EXPENSES

	Consolidated					Company
	Year ended December 31,					Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6		2 0 0 5

Salaries and related expenses	19,340		19,190		17,205	12,288		10,793	(*)	13,554
Packaging and shipping to customers	9,423	(*)	15,464	(*)	18,079	5,179	(*)	13,415	(*)	17,162
Maintenance and rent	8,438		8,494		8,237	3,721		3,421	(*)	4,747
Advertising	450		70		166	286		39	(*)	131
Commissions and license fees
to a shareholder	26		961		1,164	-		-		-
Depreciation	212		327		417	135		184	(*)	330

	37,889		44,506		45,268	21,609		27,852		35,924

(*)	Reclassified.

NOTE 18	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Salaries and related expenses	4,221	3,829	3,863	4,221	3,829	3,863
Office maintenance	174	209	169	-	-	-
Professional and
management fees	1,998	1,792	2,060	1,423	1,353	1,537
Depreciation	57	70	74	57	70	74
Amortization of goodwill		-	623	-	-	-
Bad and doubtful debts	1,707	1,627	(840)	-	-	-
Other	2,375	1,718	1,352	2,084	1,536	1,228

	10,532	9,245	7,301	7,785	6,788	6,702

NOTE 19	–	FINANCING INCOME (EXPENSES), NET

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Interest on long-term bank loans	13,822	5,803	2,486	13,822	5,803	4,935

Erosion of monetary assets and
liabilities, net	(5,408)	(3,036)	5,630	(5,542)	(3,702)	4,883

Forward transaction	-	515	(1,497)	-	515	(1,497)

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20	–	INCOME TAXES (TAXES BENEFITS)

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Current taxes	(140)	(79)	(54)	-	-	-
Taxes in respect of prior years	(74)	(102)	(36)	(11)	(8)	-
Deferred taxes (D. below)	(7,006)	1,330	8,470	(6,724)	1,501	8,470

	(7,220)	1,149	8,380	(6,735)	1,493	8,470

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Income (loss) before income taxes	25,510	(8,868)	(11,786)	25,179	(8,046)	(12,540)

Statutory tax rate	29%	31%	34%	29%	31%	34%
Tax computed by statutory tax
rate	7,398	(2,727)	(4,007)	7,302	(2,494)	(4,264)

Tax increments (savings)
due to:
Non-deductible expenses	-	16	212	-	4	-
Non-taxable income	-	(78)	(22)	-	-	-
Reduction in corporate tax rates -
(E. below)	-	-	(3,888)	-	-	(3,962)
Differences arising from
basis of measurement	(252)	1,538	(711)	(576)	989	(244)
Prior years income taxes	74	102	36	9	8	-

	7,220	(1,149)	(8,380)	6,735	(1,493)	(8,470)

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 20	–	INCOME TAXES (TAXES BENEFITS) (Cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Balance as of beginning
of year	(11,671)	(13,001)	(21,471)	(12,523)	(14,024)	(22,494)
Changes during the year	(7,006)	1,330	4,582	(6,724)	1,501	4,508
Adjustment due to
change in income
tax rates	-	-	3,888		-	3,962

Balance as of end of year	(18,677)	(11,671)	(13,001)	(19,247)	(12,523)	(14,024)

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Deferred taxes are presented in the
balance sheets as follows:

Other receivables and prepayments (Note 4):

Allowance for doubtful accounts	570	852	-	-
Vacation and recreation pay	1,743	1,524	1,743	1,524
Carry forward tax losses	8,933	-	8,933	-

	11,246	2,376	10,676	1,524

Long-term liabilities:
Depreciable fixed assets	(29,934)	(25,401)	(29,934)	(25,401)
Accrued severance pay, net	11	11	11	11
Less- Carry forward tax losses	-	11,343	-	11,343

	(29,923)	(14,047)	(29,923)	(14,047)

	(18,677)	(11,671)	(19,247)	(12,523)

For 2006-2007 – Deferred taxes were computed at rates between 29%-25%, primarily – 25%.

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

F.	Carryforward tax losses of the Group and the Company are NIS 50,271 thousand as of December 31, 2006 and NIS 33,086 thousand as of December 31, 2007, respectively.

G.	The Company and its Subsidiaries have tax assessments that are final through the 2002 tax year.

NOTE 21	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties and Subsidiaries

	Consolidated		Company
	As of December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6

Trade receivables - related parties	-	7,188	134,316	109,725

Trade payables - AIPM	71,109	62,807	-	-

Trade payables - related parties	38,090	4,714	-	-

Other payables and accrued expenses - AIPM	-	2,402	-	2,208

Other payables and accrued expenses -
related parties	34	910	-	-

Capital notes to shareholders	6,443	12,675	6,443	12,675

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(Reported amounts)
(NIS in thousands)

NOTE 21	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

Sales to related parties	26,602	96,520	103,196	-	-	-

Sales to Subsidiaries	-	-	-	580,202	534,214	462,177

Cost of sales	106,226	106,679	106,076	91,361	9,148	77,930

Selling expenses, net
(Participation in selling
expenses, net)	64	4,413	5,969	(12,353)	(8,564)	(450)

General and
administrative expenses	1,998	1,234	1,750	1,423	935	1,447

Financing expenses
(income), net	2,880	2,361	2,406	2,880	2,361	1,845

C.	(1)	The Company leases its premises from AIPM and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed every year.

(2)	The Group is obligated to pay commissions to NAG.

NOTE 22	–	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

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

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23	–	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUESFOR TAX PURPOSES

A.	Balance Sheets

	Company
	As of December 31,
	2 0 0 7	2 0 0 6

Current Assets
American Israeli Paper Mills Group, net	306,025		243,559
Other receivables	9,535		16,334
Inventories	88,605	(*)	71,927

	404,165		331,820

Long-Term Investments
Investments in Subsidiaries	(1)		146

Fixed Assets, net	153,548	(*)	156,827

Long -Term Assets
Deferred Taxes	-		-

	557,712		488,793

Current Liabilities
Short term bank credit	101,760		96,740
Current maturities of long-term bank loans	14,387		15,243
Capital notes to shareholders	5,514		6,337
Trade payables	85,861		72,458
Subsidiaries	171,709		133,834
Other payables and accrued expenses	14,262		17,220

	393,493		341,832

Long term liabilities
Long-term bank loans	38,035		33,869
Capital notes to shareholders	-		6,338
Accrued severance pay, net	46		46

	38,081		40,253

Shareholders' Equity	126,138		106,708

	557,712		488,793

(*) Reclassified

MONDI BUSINESS PAPER HADERA LTD.
NOTES TO FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23	–	COMPANY’S FINANCIAL STATEMENTS IN NOMINAL VALUES FOR TAX PURPOSES (Cont.)

B.	Statement of Operations

	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5

Net sales	580,202	534,214	462,177

Cost of sales	517,192	500,916	420,394

Gross profit	63,010	33,298	41,783

Selling expenses	21,597	27,766	35,904

General and administrative expenses	7,707	6,851	6,698

Operating profit (loss)	33,706	(1,319)	(819)

Financing (expenses) income, net	(8,316)	(6,539)	(11,533)

Other income, net	-	-	-

Income (loss) before income tax benefits	25,390	(7,858)	(12,352)

Income tax benefits (expenses)	(6,734)	1,492	8,470

Income (loss) after income tax benefits	18,656	(6,366)	(3,882)

Equity in net earnings (losses) of Subsidiaries	(155)	(1,166)	664

Net income (loss) for the year	18,501	(7,532)	(3,218)

C.	Statements of Changes in Shareholders’ Equity

	Share Capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2005	1	41,125	-	76,332	117,458

Changes during 2005:
Loss for the year	-	-	-	(3,218)	(3,218)

Balance - December 31, 2005	1	41,125	-	73,114	114,240

Changes during 2006:
Loss for the year	-	-	-	(7,532)	(7,532)

Balance - December 31, 2006	1	41,125	-	65,582	106,708

Changes during 2007:
Loss for the year	-	-	929	18,501	19,430

Balance - December 31, 2007	1	41,125	929	84,083	126,138

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

Brightman Almagor Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla – Kimberly Ltd.

We have audited the accompanying balance sheets of Hogla – Kimberly Ltd. (“the Company”) as of December 31, 2007 and 2006, and the consolidated balance sheets as of such dates, and the related statements of operations, changes in shareholders’ equity and cash flows – of the Company and on a consolidated basis – for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position – of the Company and on a consolidated basis – as of December 31, 2007 and 2006, and the results of operations, changes in shareholders’ equity and cash flows – of the Company and on consolidated basis – for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. In addition, in our opinion, the financial statements referred to above are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2A, the financial statements are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
May 26, 2008

HOGLA-KIMBERLY LTD.
BALANCE SHEETS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated			Company
		December 31,			December 31,
	Note	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6

Current Assets
Cash and cash equivalents	3	23,082		7,190	6,990		1,358
Trade receivables	4	274,232		263,126	65,744		108,281
Other receivables	5	39,098	(*)	27,576	22,924		23,783
Inventories	6	184,424	(*)	172,709	90,709	(*)	88,714

		520,836		470,601	186,367		222,136

Long-Term Investments
Capital note of shareholder	7	32,770		32,770	32,770		32,770
VAT receivable		43,317	(*)	26,170	-		-
Investments in Subsidiaries	8	-		-	217,840		166,276

		76,087		58,940	250,610		199,046

Property plant and equipment	9
Cost		596,039	(*)	552,539	467,089	(*)	449,076
Less - accumulated depreciation		281,186		253,245	225,417		208,071

		314,853		299,294	241,672		241,005

Other Assets
Goodwill	8B	24,495		22,338	-		-
Deferred taxes	21D	5,261		30,788	-		-

		29,756		53,126	-		-

		941,532		881,961	678,649		662,187

Current Liabilities
Short-term bank credit	12	155,302		152,856	59,260		43,800
Trade payables	10	265,827		204,936	136,347		121,121
Other payables and accrued expenses	11	71,525		58,040	35,775		32,780

		492,654		415,832	231,382		197,701

Long-Term Liabilities
Liability for employee rights upon early
retirement	13B	3,402		-	3,402		-
Deferred taxes	21D	40,333		35,364	38,722		33,721

		43,735		35,364	42,124		33,721

Commitments and Contingent Liabilities	14

Shareholders' Equity
Share capital	15	29,638		29,638	29,638		29,638
Capital reserves		235,608		230,153	235,608		230,153
Translation adjustments relating to
foreign held autonomous Subsidiary		(6,757)		(14,393)	(6,757)		(14,393)
Accumulated other comprehensive income		(1,349)		(76)	(1,349)		(76)
Retained earnings		148,003		185,443	148,003		185,443

		405,143		430,765	405,143		430,765

		941,532		881,961	678,649		662,187

(*)	Reclassified.

/s/ Tom Davis —————————————— T. Davis Chairman of the Board of Directors	/s/ O. Argov —————————————— O. Argov Chief Financial Officer	/s/ A. Schor —————————————— A. Schor Chief Executive Officer

Approval date of the financial statements: May 26, 2008.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF OPERATIONS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated					Company
		Year ended December 31,					Year ended December 31,
	Note	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6	2 0 0 5

Net sales	16	1,375,674	(*)	1,244,193	(*)	1,134,968	685,868	617,544	540,002

Cost of sales	17	968,374		883,908		820,715	554,427	496,986	452,694

Gross profit		407,300		360,285		314,253	131,441	120,558	87,308

Selling and marketing
expenses	18	279,868	(*)	258,508	(*)	191,670	13,945	15,531	13,708

General and
administrative expenses	19	65,710		57,906		56,283	11,483	6,110	5,040

Operating profit		61,722		43,871		66,300	106,013	98,917	68,560

Financing income
(expenses), net	20	(29,097)		(25,627)		752	(4,896)	2,811	34

Other income, net		5		774		176	2	632	153

Income before income taxes		32,630		19,018		67,228	101,119	102,360	68,747

Income taxes	21	(64,615)		(35,903)		(19,527)	(29,336)	(33,733)	(18,895)

Income (loss) after income
taxes		(31,985)		(16,885)		47,701	71,783	68,627	49,852

Equity in losses
of Subsidiaries		-		-		-	(103,768)	(79,298)	(6,576)

Minority interest in
losses (earnings) of
Subsidiary		-		6,214		(4,425)	-	-	-

Net income (loss) for
the year		(31,985)		(10,671)		43,276	(31,985)	(10,671)	43,276

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(REPORTED AMOUNTS)
(NIS in thousands)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulate other comprehensive income	Retained earnings	Total

Balance - January 1, 2005	29,038	180,414	(3,377)	-	230,457	436,532

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

Changes during 2007:

Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	7,636	-	-	7,636
Movement in capital reserve
of hedging transactions, net	-	-	-	(1,273)	-	(1,273)
Capitalization of retained
earnings from Approved
Enterprise earnings	-	5,455	-	-	(5,455)	-
Loss for the year	-	-	-	-	(31,985)	(31,985)

Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	148,003	405,143

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

	Consolidated					Company
	Year ended December 31,					Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6		2 0 0 5

Cash flows - operating activities
Net income (Loss) for the year	(31,985)		(10,671)		43,276	(31,985)		(10,671)		43,276
Adjustments to reconcile net income to
net cash provided by operating
activities (Appendix A)	97,456	(*)	(28,381)	(*)	(36,678)	199,738	(*)	95,517	(*)	45,897

Net cash provided by (used in)
operating activities	65,471		(39,052)		6,598	167,753		84,846		89,173

Cash flows - investing activities
Withdrawal of long-term bank deposit	-		-		73,648	-		-		-
Capital notes and loans to Subsidiary	-		-		-	(149,551)		(117,128)		(112,314)
Merger of subsidiaries (Appendix B)	-		-		-	-		58		-
Acquisition of Property plant and equipment	(43,013)	(*)	(27,537)	(*)	(45,578)	(28,037)	(*)	(2,124)	(*)	(17,279)
Proceeds from sale of Property plant
and equipment	124		150		293	7		75		153

Net cash provided by (used in)
investing activities	(42,889)		(27,387)		28,363	(177,581)		(119,119)		(129,440)

Cash flows - financing activities
Dividend paid	-		(34,000)		(43,619)	-		(34,000)		(43,619)
Repayment of long-term loans	-		(23,432)		(94,437)	-		-		-
Short-term bank credit	(7,368)		96,156		21,475	15,460		43,800		-

Net cash provided by
(used in) financing activities	(7,368)		38,724		(116,581)	15,460		9,800		(43,619)

Translation adjustments of cash
and cash equivalents of foreign
held autonomous Subsidiary	678		(646)		(193)	-		-		-

Increase (decrease) in cash and
cash equivalents	15,892		(28,361)		(81,813)	5,632		(24,473)		(83,886)
Cash and cash equivalents -
beginning of year	7,190		35,551		117,364	1,358		25,831		109,717

Cash and cash equivalents -
end of year	23,082		7,190		35,551	6,990		1,358		25,831

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated					Company
		Year ended December 31,					Year ended December 31,
		2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6		2 0 0 5

A.	Adjustments to reconcile net
	income to net cash provided
	by operating activities

	Income and expenses items
	not involving cash flows:
	Minority interest in earnings
	of Subsidiary	-		(6,214)		4,425	-		-		-
	Equity in losses of
	Subsidiaries	-		-		-	123,668		79,390		6,576
	Depreciation and
	amortization	27,742		24,820		25,162	18,781		17,526		15,606
	Deferred taxes, net	32,436		(12,408)		(12,740)	3,822		(1,560)		1,029
	Loss (Gain) from sale of
	Property plant and
	equipment	658		37		(293)	664		16		(153)
	Effect of exchange rate
	differences, net	(1,110)		5,332		20	-		-		-

	Changes in assets and liabilities:
	Decrease (Increase) in trade
	receivables	11,505	(*)	(7,964)		(41,401)	610		478		1,733
	Decrease (Increase) in other
	receivables	(11,831)	(*)	5,771	(*)	(11,828)	(17,813)		(11,079)		(380)

	Increase in inventories	(7,004)	(*)	(36,399)	(*)	(1,413)	(1,995)	(*)	(11,496)	(*)	(4,711)
	Increase (Decrease) in trade
	payables	50,770	(*)	(13,486)		6,167	31,937		14,137		9,936
	Net change in balances
	with related parties	(5,878)	(*)	9,875		(10,515)	34,940		2,038		12,395
	Increase in other long term
	asset	(14,177)	(*)	(5,110)	(*)	(7,146)	-		-		-
	Increase in other payables and
	accrued expenses	10,943		7,365		12,884	1,722		6,067		3,866
	Long term liability for
	employee rights upon early
	retirement	3,402		-		-	3,402		-		-

		97,456		(28,381)		(36,678)	199,738		95,517		45,897

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
APPENDICES TO STATEMENTS OF CASH FLOWS
(REPORTED AMOUNTS)
(NIS in thousands)

		Consolidated				Company
		Year ended December 31,				Year ended December 31,
		2 0 0 7	2 0 0 6		2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5

B.	Assets and liabilities of
	mergered subsidiaries:
	Working capital (other than cash
	and cash equivalents)	-		-	-	-	200,174	-
	Property plant and equipment	-		-	-	-	3,990	-
	Investments	-		-	-	-	(192,929)	-
	Other assets	-		-	-	-	-	-
	Long-term liabilities	-		-	-	-	(771)	-
	Short-term liabilities	-		-	-	-	(10,522)	-

		-		-	-	-	(58)	-

C.	Non-cash activities
	Acquisition of property plant and
	equipment on credit	8,455	(*)	11,897	37,617	3,173	11,091	7,121

	Conversion of capital note issued by
	subsidiary to capital	-		-	-	18,045	-	-

	Shares issue to share holders
	considering there share in the
	merged subsidiaries	-		50,339	-	-	50,339	-

(*)	Reclassified.

        The accompanying notes are an integral part of the financial statements.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 1	–	GENERAL

A.	Description

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

B.	Definitions:

The Company	–	Hogla-Kimberly Ltd.

The Group	–	the Company and its Subsidiaries, a list of which is presented in Note 8D.

Subsidiaries	–	companies in which the Company exercises over 50% ownership and control, directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	–	as defined by Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Interested Parties	–	as defined by the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Controlling Shareholder	–	as defined by the Israeli Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in the Financial Statements), 1996.

NIS	–	New Israeli Shekel.

CPI	–	the Israeli consumer price index.

Dollar	–	the U.S. dollar.

YTL	–	the Turkish New Lira.

Reported Amount	–	see Note 2A(1) below.

C.	Use of Estimates

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

The following are the principal accounting policies applied in the preparation of the financial statements in a manner consistent with previous years with the exception of the application of the provisions of Standard No. 23 – “Accounting for Transactions between an Entity and a controlling party”, Standard No. 26–“Inventory”, Standard No. 27– “Property plant and equipment” and Standard No. 28– “Amendment of the transitional orders in accounting standard No. 27 “Property plant and equipment”", Standard No. 30–“Intangible Assets “.

A.	Cessation of Financial Statement Adjustment and Change to Reporting in Reported Amounts – Standard No. 12

(1)	Definitions

Adjusted Amount – historical nominal amount adjusted for changes in the exchange rate of the U.S. dollar as of December 31, 2003, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel.

Reported Amount – Adjusted Amount plus amounts in nominal terms added subsequent to December 31, 2003, and less amounts subtracted after that date.

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

Commencing January 1, 2004, the Group’s financial statements are prepared and presented in Reported Amounts.

The amounts at which non-monetary items are presented in these financial statements do not necessarily represent their realization value or economic value, but solely their Reported Amount.

The Company’s condensed financial statements in nominal values, on the basis of which the Company’s financial statements in Reported amounts and Adjusted Amounts were prepared, are presented in Note 25.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Cessation of Financial Statement Adjustment and Change toReporting in Reported Amounts – Standard No. 12 (Cont.)

(3)	Principles of Adjustment applicable for financial statements in reporting amounts

a.	Balance Sheet Items

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Translation of Foreign Operations’ Financial Statements

Principles of Translation of financial Statements of Foreign Held Autonomous Subsidiary applicable for financial statements relating to reporting periods ended in December 31, 2007, 2006 and 2005

—	Monetary and non-monetary assets and liabilities of the foreign entity are translated at the closing rate.

—	Statement of operations items and cash flow items of the foreign entity are translated, in general, by the average exchange rate for the reporting period, rather than by the closing rate as was previously required under the applicable accounting literature prior to the date in which Standard No. 13 came into effect (January 1, 2004).

—	All differences resulting from the translation of the foreign entity’s financial statements by the method described above, are included in a separate component of shareholders’ equity as “Translation adjustments relating to foreign held autonomous Subsidiary”.

—	Following the implementation of Standard No. 13, commencing January 2004 goodwill derived from an investment made in another entity is to be treated as one of that entity’s assets. Accordingly, the goodwill associated with the Group’s investment in Ovisan (a Subsidiary located in Turkey) is translated to NIS at the closing rate, rather than at the exchange rate at the date in which said investment was made, as was previously required under the applicable accounting literature in effect through December 31, 2003.

C.	Principles of Consolidation

The consolidated financial statements include consolidation of the financial statements of the Company and all its Subsidiaries. Material inter-company balances and transactions of and between Subsidiaries and the Company have been fully eliminated.

The data included in the consolidated financial statements is based on audited financial statements of the Subsidiaries included therein.

The excess cost of an investment in a Subsidiary in Turkey over the net book value upon acquisition of that Subsidiary is allocated to Property plant and equipment and is amortized at the rate applicable to those assets, or upon their realization. The unallocated excess cost deriving from the difference between the fair value of the subsidiary identifiable assets (including intangible assets) over the fair value of the subsidiary identifiable liabilities (after deferred taxes), at the acquisition date, reflects goodwill, which is presented in the consolidated balance sheets defined as “other assets”.

See note I below for the accounting for goodwill as of January 1, 2006.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Cash and Cash Equivalents

Cash and cash equivalents include bank deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

E.	Allowance for Doubtful Accounts

The allowance for doubtful accounts is generally computed as a specific provision in respect of accounts, which on management estimate are doubtful of collection.

F.	Inventories

As of January 1, 2007 the Company applies accounting standard No. 26 “Inventory”.

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

Any reduction of inventory to net realizable value as well as any other inventory loss is recorded in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value is allocated to operations during the period in which the elimination is taking place.

Until December 31, 2007 inventories were presented at the lower of cost or market value.

Cost determined as follows:

Finished products	-	Based on actual production cost.
Raw, auxiliary
materials and other	-	Based on moving-average basis.

G.	Investments in Subsidiaries

Investments in Subsidiaries are presented using the equity method based on their audited financial statements. In relation to excess cost of investment in Subsidiary in Turkey, see C above.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Property plant and equipment

As of January 1, 2007 the Company applies accounting standard No. 27 “Property plant and equipment” and accounting standard No. 28 “Amendment of the transitional orders in accounting standard No. 27 “Property plant and equipment”".

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

The Company has adopted the cost method.

Until December 31, 2006, Property plant and equipment components with different useful lives were not depreciated separately in accordance to their useful lives.

Any Property plant and equipment with a meaningful cost in relation to the item’s total cost should be depreciated separately. Moreover, the depreciation method used will be reviewed at least once at yearend and, if any meaningful change had taken place in the estimated consumption of future economic benefits inherent in the asset, the method should be modified to reflect such changes. This change will be treated as a change in an accounting estimate.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:

%

Buildings	2-4
Leasehold improvements	10-25
Machinery and equipment	5-10
Motor vehicles	15-20
Office furniture and equipment	6-33

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Property plant and equipment (Cont.)

Scrap value, depreciation method and the assets useful lives are being reviewed by management in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

Profit of loss due to the sale or abandon of an asset is determined by the difference between the proceeds from the sale to the net book value of the asset and is attributed to profit and loss statements.

As a result of the application of this standards the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 5,307 thousand as of December 30,2007 (NIS 5,153 thousand as of December 31, 2006).

Impairment of Long-Lived Assets excluding Goodwill

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Other Assets – Goodwill

As of January 1, 2006 the Company applies Standard No. 20 (revised) “Accounting Treatment for Goodwill and Other Intangibles upon the Acquisition of an Investee” (in this paragraph- “the standard”).

By December 31, 2005 the Company had systematically amortized its goodwill deriving from the Acquisition of investees using the straight line method over a period of 15 years.

As of January 1, 2007 the Company applies Standard No. 30

In accordance with the standard, goodwill is the unallocated excess cost due to investment in an investee deriving from the difference between the fair value of the investee’s identifiable assets (including intangible assets) over the fair value of its identifiable liabilities (after deferred taxes) at the acquisition date. Goodwill is no longer amortized in a systematic manner, but is examined for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Deferred Income Taxes

The Group records deferred income taxes in respect of temporary differences between the carrying values of assets and liabilities in the financial statements and their values for tax purposes, including those that result from depreciation differences on leased property and Property plant and equipment. The Group records deferred-tax assets in respect of temporary differences as well as in respect of carry-forward tax losses so long as it is probable that those assets will be realized in the foreseeable future. The deferred income taxes are computed using the tax rates expected to be in effect at realization according to tax laws that have been substantively enacted by the balance sheet date.

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

The Company reclassified participation in advertising expenses paid to customers as reduction of revenue, instead of marketing expenses as was presented in previous accounting periods, in order to conform to the current format of presentation in the consolidated financial statements as of December 31, 2007.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

O.	Exchange Rates and Linkage Basis

(1)	Balances in foreign currency or linked thereto are included in the financial statements based on the representative exchange rates, as published by the Bank of Israel that were prevailing at the balance sheet date.

(2)	Exchange-rate differences are charged to operations as incurred.

(3)	Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the CPI:

As of:	Representative exchange rate of the Dollar (NIS per $1)	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL'000 per $1)	CPI "in respect of" (in points)

December 31, 2007	3.846	1,176	191.15
December 31, 2006	4.225	1,412	184.87
December 31, 2005	4.603	1,351	185.05

Increase (decrease) during the year ended:	%	%	%

December 31, 2007	(8.97)	16.7	3.39
December 31, 2006	(8.21)	4.54	(0.09)
December 31, 2005	6.85	-	2.38

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Recent Accounting Standards

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

Management decided to adopt IFRS standards starting January 1, 2008.

NOTE 3	–	CASH AND CASH EQUIVALENTS

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

In NIS	182	464	174	335
In foreign currencies	22,900	6,726	6,816	1,023

	23,082	7,190	6,990	1,358

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 4	–	TRADE RECEIVABLES

A.	Composition

			Consolidated			Company
			December 31,
			2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
			NIS in thousands			NIS in thousands

Domestic	-	Open accounts	172,982		174,509	1,336		1,286
	-	Checks receivable	33,994		34,312	21		4
	-	Related parties (**)	897		428	60,031	(*)	102,312

			207,873		209,249	61,388		103,602

Foreign	-	Open accounts	50,949	(*)	64,825	1,437	(*)	2,114
	-	Related parties	21,781	(*)	6,092	2,919	(*)	2,565

			72,730		70,917	4,356		4,679

			280,603		280,166	65,744		108,281
Less - allowance for doubtful
accounts			6,371		17,040	-		-

			274,232		263,126	65,744		108,281

(*)	Reclassified

(**)	Balances with Israeli related parties are linked to the CPI and bear 4% annual interest

B.	The Company’s products are marketed principally by its Subsidiaries.

C.	Commencing November 2007 Hogla Kimberly is covered by a credit insurance policy, which partially covers it’s most major customers. In accordance with the policy conditions, the company will be reimbursed starting from an annual loss of US dollars 150 thousands to a maximum of US dollars 7 million, subject to deductible conditions.

NOTE 5	–	OTHER RECEIVABLES

	Consolidated			Company
	December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
	NIS in thousands			NIS in thousands

Deferred taxes (Note 21D)	5,770		6,641	2,522	1,343
Prepaid expenses	5,262		1,753	1,546	1,419
Advances to suppliers	196		5,583	-	-
Value Added Taxes	-	(*)	-	8,451	-
Income tax advances, net	21,786		10,471	9,567	-
Loans to employees	588		689	249	289
Related party	-		-	-	19,851
Other	5,496		2,439	589	881

	39,098		27,576	22,924	23,783

(*)	Reclassified

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 6	–	INVENTORIES

A.	Composition

	Consolidated			Company
	December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
	NIS in thousands			NIS in thousands

Raw and auxiliary materials	75,071		84,798	45,688		53,824

Finished goods	89,886		70,043	27,309		18,622

Spare parts and other	19,467	(*)	17,868	17,712	(*)	16,268

	184,424		172,709	90,709		88,714

(*)	Reclassified.

B.	The cost of inventories recognised as an expense:

	Consolidated		Company
Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

Change in inventory	9,383	19,693	2,939	13,078

C.	See note 2F with regards to the initial application of accounting standard No.26 “Inventory”

NOTE 7	–	CAPITAL NOTE OF SHAREHOLDER

The capital note of AIPM, denominated in NIS, is not linked and does not bear interest.

As of the signing date of the financial statements, negotiations are in process between the shareholders, and the Company, regarding repayment of the capital note not before early 2009.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 8	–	INVESTMENTS IN SUBSIDIARIES

A.	Composition

	Company
	December 31,
	2 0 0 7	2 0 0 6
	NIS in thousands

Cost of shares	972		972
Capital Injections (see also F below)	396,965	(*)	183,325
Equity in post-acquisition earnings, net	(15,042)	(*)	88,726
Merger of subsidiaries (see also E below)	(141,049)	(*)	(141,049)
Dividend received from subsidiary	(19,900)		-

Translation adjustments relating to
foreign held autonomous Subsidiary	(6,757)	(*)	(8,631)

	215,189		123,343

Capital notes (see also F(1) below)	2,651	(*)	48,695
Translation adjustments on loans and capital notes	-		(5,762)

	2,651		42,933

	217,840		166,276

(*)	Reclassified.

B.	Goodwill (see Note 2C and 2I above)

	Consolidated
	December 31,
	2 0 0 7	2 0 0 6
	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(1,514)	(3,671)

	43,413	41,256
Less - accumulated amortization (*)	18,918	18,918

	24,495	22,338

(*)	As of January 1, 2006 goodwill is no linger amortized in a systematic manner see also Note 2I.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 8	–	INVESTMENTS IN SUBSIDIARIES (Cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (“KCTR”) (formerly: Ovisan)

As of December 31, 2007 and 2006, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 144,992 and 116,041 thousand respectively (including goodwill – see above). In the recent years KCTR incurred significant losses from operations.

The company examined the investment in KCTR for impairment in accordance to its revocable amount. Based on the said examination, company’s business forecast and estimates, no impairment is required.

During years 2005 – 2007, the Company provided KCTR NIS 377,829 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2008. Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2007, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2007
%

Hogla-Kimberly Marketing Ltd. ("Marketing")	100.0

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret
A.S. ("KCTR")	100.0
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V.	100.0
Hogla-Kimberly Holding Anonim Sirketi (*)	100.0

(*)	The company is inactive.

E.	Merger of subsidiaries

In July 2006, the Israeli Tax Authority approved the merger of Rakefet Marketing and trade services Ltd. (Rakefet) and Shikma Ltd. (Shikma) into the Company. According to the merger, the assets and liabilities of Shikma and Rakefet were merged into those of the Company on July 1, 2006. The Company is in the process of issuing shares to its shareholders, KC and AIPM, in respect of their holdings in Rakefet.

F.	Capital Injections

1.	In December, 2007 the capital notes to KCTR were converted to capital injections at the amount of NIS 44,609 thousands.

2.	In December 2007, Hogla Kimbely made a share premium contribution to it’s subsidiary, H-K Overseas (Holland) B.V, in the amount of NIS 18,045 thousands.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 9	–	PROPERTY PLANT AND EQUIPMENT

CONSOLIDATED	Buildings (1)		Leasehold Improvements		Machinery And Equipment		Motor Vehicles		Furniture and Equipment		Total (2)
	NIS in thousands

Cost:
Balance - January 1, 2007	(*)	57,131	(*)	12,066	(*)	453,748	(*)	13,101	(*)	16,493	552,539
Changes during 2007:
Additions		1,158		1,406		34,007		1,424		1,580	39,575
Dispositions		-		-		(2,438)		-		-	(2,438)
Foreign currency
translation adjustments		2,900		86		2,984		(15)		408	6,363

Balance - December 31, 2007		61,189		13,558		488,301		14,510		18,481	596,039

Accumulated depreciation:
Balance - January 1, 2007	(*)	20,005	(*)	6,193	(*)	202,421	(*)	12,065	(*)	12,561	253,245
Changes during 2007:
Additions		1,157		1,034		23,435		597		1,519	27,742
Dispositions		-		-		(1,654)		-		-	(1,654)
Foreign currency
translation adjustments		474		20		1,187		(15)		187	1,853

Balance - December 31, 2007		21,636		7,247		225,389		12,647		14,267	281,186

Net book value:
December 31, 2007		39,553		6,311		262,912		1,863		4,214	314,853

December 31, 2006	(*)	37,126	(*)	5,873	(*)	251,327	(*)	1,036	(*)	3,932	299,294

COMPANY
Cost:
Balance - January 1, 2007	(*)	26,750	(*)	8,641	(*)	406,969	(*)	2,305	(*)	4,411	449,076
Changes during 2007:
Additions		677		231		19,111		-		100	20,119
Dispositions		-		-		(2,106)		-		-	(2,106)

Balance - December 31, 2007		27,427		8,872		423,974		2,305		4,511	467,089

Accumulated depreciation:
Balance - January 1, 2007	(*)	14,988	(*)	4,566	(*)	182,919	(*)	1,918	(*)	3,680	208,071
Changes during 2007:
Additions		604		495		17,325		108		249	18,781
Dispositions		-		-		(1,435)		-		-	(1,435)

Balance - December 31, 2007		15,592		5,061		198,809		2,026		3,929	225,417

Net book value:
December 31, 2007		11,835		3,811		225,165		279		582	241,672

December 31, 2006	(*)	11,762	(*)	4,075	(*)	224,050	(*)	387	(*)	731	241,005

(*)	Reclassified
(1)	Company – leasehold improvements of industrial buildings on lands leased by the Company from AIPM (until 2007). The lease agreements are renewed annually.
(2)	The majority of the Group’s Property plant and equipment are located in Israel with the remaining located in Turkey.
(3)	See note 2H with regards to the initial application of accounting standard No.27 “Property plant and equipment”

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 10	–	TRADE PAYABLES

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

In Israeli currency:
Open accounts	124,328	95,810	50,257	38,755
Related parties	26,119	22,199	23,765	36,221
In foreign currency:
Open accounts	86,400	70,251	51,291	38,774
Related parties	28,980	16,676	11,034	7,371

	265,827	204,936	136,347	121,121

NOTE 11	–	OTHER PAYABLES AND ACCRUED EXPENSES

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

Accrued income taxes,
net of advances	11,827	11,303	11,827	10,711
Accrued payroll and related
expenses	37,835	26,239	18,116	12,763
Value Added Tax	577	7,051	-	6,565
Advances from customers	413	318	-	-
Deratives liabilities	2,394	228	2,394	228
Liability for employee
rights upon early retirement	992	-	992	-
Other	17,487	12,901	2,446	2,513

	71,525	58,040	35,775	32,780

NOTE 12	–	SHORT TERM BANK LOANS

		Consolidated		Company
	Interest rate	December 31,
		2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	%	NIS in thousands		NIS in thousands

NIS nominated	4.7	59,260	43,800	59,260	43,800
YTL nominated	19.4	96,042	109,056	-	-

		155,302	152,856	59,260	43,800

On January 2008, KCTR repaid all remaining bank loans in the amount of US dollars 24.5 million (NIS 91.9 million) .The repayments were financed by the Company’s capital injection.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 13	–	LONG TERM EMLOYEES LIABILITIES

A.	Severance pay

Obligations of the Group for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, and accordingly, neither those amounts nor the corresponding accruals are reflected in the financial statement.

B.	Liability for employee rights upon early retirement

The liability is for payments to employees and former employees who are on early retirement until the day of their legal retirement.

NOTE 14	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder – see also Note 22B.

(2)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options. Future minimum lease rentals as of December 31, 2007 are as follows:

	Consolidated	Company
	NIS in thousands

2008	21,568	9,243
2009	14,373	2,921
2010	12,955	2,353
2011	10,146	1,230
2012 and thereafter	85,160	330

	144,202	16,077

B.	Guarantees

(1)	The Company is contingently liable in respect of a guarantee securing bank loans provided to a Subsidiary, the balance of which as of December 31, 2007 amounted to NIS 96,042 thousand.

(2)	As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2007 amounted to NIS 4,257 thousand.

(3)	A Subsidiary provided letters of guarantees to the Customs Authority the balance of which as of December 31, 2007 amounted to NIS 2,581 thousands.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Legal proceedings

(1)	The Company received in November, 2003 a claim and a petition that was filed in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of units of diapers in a package of its “Huggies Freedom” brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiffs estimate the scope of the class action to be NIS 18 million. The Company rejects the claim and defended itself against the action. In addition, a court hearing took place in which plaintiff’s and defendant’s witnesses were cross- examined, and plaintiff submitted its closing statement.

On October 2007, the court dismissed the plaintiff’s petition for that class action suit against the Company.

(2)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. The customer appealed and was denied again. Customer faild to pay legal fee, and therefore court erased his lawsuit. The customer appealed again. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

(3)	On August 23, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of diapers in the “Titulim Premium” brand Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 47 million. The Company rejected the claim and defended itself against the action.

On June 17, 2007, the court approved a withdrawal of the plaintiff’s from his petition for that class action suit against the Company.

(4)	On December 10, 2006 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Tissue paper in the “Kleenex Premium” Packages brand, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 43 million. The Company rejects the request and acting to dismiss it.

On June 27, 2007, the court approved a withdrawal of the plaintiff’s from his petition for that class action suit against the Company.

(5)	On January 02, 2007 a petition was filed against the Company in the Tel-Aviv district court for the approval of a class action suit against the Company. According to the petition the Company has reduced the number of Wet Wipes in the “Titulim premium wet wipes” Packages, and thus misled the public according to the Israeli Consumer Protection Act. The plaintiff estimates the scope of the class action to be NIS 28 million. The Company rejects the request and acting to dismiss it.

On July 4, 2007, the court approved a withdrawal of the plaintiff’s from his petition for that class action suit against the Company.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 14	–	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

C.	Legal proceedings (Cont.)

(6)	In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. The court protection was granted until August 17, 2005. As a result, in the second quarter of 2005 a provision of NIS 10.6 million for doubtful accounts was recorded, which is included in the general and administrative expenses line item. In the third quarter of 2005, Shufersal, Israel’s biggest retail chain, won a bid supervised by the Court for the purchase of the stores, operations and inventories of Clubmarket. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company. The settlement is subject to various conditions, including reaching an understanding between the trustees and the Company about the exact amount Clubmarket is to pay the Company, and crystallizing certain material issues between the trustees and the Israeli Tax Authorities.

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2007, NIS 9.3 million were received as part of the creditors settlement.

Due to said uncertainties relating to the exact amounts to be paid, and based on the opinions of the Company’s legal advisors for this matter, management cannot estimate, at this stage, the exact payout of Clubmarket’s debt to the Company as a result of said settlement.

There is not any remaining net balance of Clubmarket as of December 31, 2007, that is in excess of the doubtful accounts provision recorded in the financial statements.

(7)	On July 12, 2007 a lawsuit filled against KCTR, a Hogla Kimberly subsidiary, by a former distributer, claiming financial loss caused to him. The amount claimed is approximately YTL 880 thousands (NIS 2,690 thousands).KCTR filled a counter claim for it’s damage in the amount of approximately YTL 355 thousands ( NIS 1,086 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

NOTE 15	–	SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2007 and 2006:

	Number of Shares (*)
	Authorized	Issued and fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	8,263,473

(*)	As of December 31, 2006 the Company has commenced a process of registering 600 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process (see also note 8E).

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 15	–	SHARE CAPITAL (Cont.)

B.	In connection with the Company’s approved enterprise program, following the Company’s Board of Directors decision in September 2004, the Company’s issued its shareholders in 2004, 250,000 bonus shares with a premium of NIS 94.46 for each share.

C.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

D.	According to the decision of the Board of Directors which took place at March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

NOTE 16	–	NET SALES

		Consolidated
		Year ended December 31,
		2 0 0 7	2 0 0 6	2 0 0 5
		NIS in thousands

A.	Foreign sales (principally in Turkey)	264,324	211,637	173,966

		%	%	%

B.	Sales to major customers
	(as percentage from total net sales)
	Customer A	15.4	10.7	11.0
	Customer B	11.8	9.8	9.9

NOTE 17	–	COST OF SALES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Purchases (*)	719,872	663,804	614,281	341,489	299,670	276,319
Salaries and related expenses	111,356	95,158	88,175	91,148	73,843	67,792
Manufacturing expenses	125,402	114,212	100,371	111,854	103,223	93,487
Depreciation	24,501	21,717	18,757	18,673	17,402	15,568

	981,131	894,891	821,584	563,164	494,138	453,166
Change in finished
goods inventory	(12,757)	(10,983)	(869)	(8,737)	2,848	(472)

	968,374	883,908	820,715	554,427	496,986	452,694

(*)	The purchases of the Company are related to manufacturing operations. Consolidated purchases in excess of Company purchases relate principally to commercial operations.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 18	–	SELLING EXPENSES

	Consolidated					Company
	Year ended December 31,					Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 5		2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands					NIS in thousands

Salaries and related expenses	77,981		66,024		61,574	418	664	-
Maintenance and
transportation expenses	50,857		45,687		40,153	9,821	10,321	8,925
Advertising and sales promotion	78,634	(*)	69,474	(*)	38,362	15	68	2,577
Commissions to distributors	25,155		31,917		19,067	-	-	-
Royalties	29,296		25,864		23,703	3,591	4,053	2,157
Depreciation	2,285		2,534		3,022	100	106	38
Other	15,660		17,008		5,789	-	319	11

	279,868		258,508		191,670	13,945	15,531	13,708

(*)	Reclassified.

NOTE 19	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Salaries and related expenses	32,078	28,457	19,927	4,530	2,458	2,699
Administrative and computer
services	10,862	10,234	9,189	2,570	2,354	1,417
Services provided by
Shareholder	1,295	1,177	1,194	324	284	199
Office maintenance	5,412	5,120	4,804	481	384	198
Depreciation	956	611	560	8	10	-
Goodwill amortization	-	-	3,030	-	-	-
Provision for doubtful accounts	(1,962)	1,865	10,327	-	173	-
Other	17,069	10,442	7,252	3,570	447	527

	65,710	57,906	56,283	11,483	6,110	5,040

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 20	–	FINANCING INCOME (EXPENSES), NET

	Consolidated				Company
	Year ended December 31,				Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5		2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands				NIS in thousands

Interest on long-term bank loans	-	-	(*)	(6,443)	-	-	-
Interest on Short-term bank loans	(26,815)	(28,323)		-	(3,009)	(1,681)	-
Exchange rate differences	(9)	3,795	(*)	2,990	1,943	3,722	2,097
Finance Expenses from
derivative	(1,779)	(676)		-	(1,779)	(676)	-

Interest from long-term and
short-term bank deposits	230	465	(*)	3,659	140	426	1,324
Interest expenses to tax authorities	(158)	(1,006)	(*)	181	(392)	(1,027)	833
Interest from (to) related parties	-	-		-	(1,779)	2,167	(4,158)
Other	(566)	118		365	(20)	(120)	(62)

	(29,097)	(25,627)		752	(4,896)	2,811	34

NOTE 21	–	INCOME TAXES

A.	Composition

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Current taxes	33,082	35,607	32,267	26,450	29,469	17,866
Taxes in respect of
prior years	(1,421)	9,685	-	(1,455)	7,131	-
Deferred taxes - D.
below	32,954	(9,389)	(12,740)	4,341	(2,867)	1,029

	64,615	35,903	19,527	29,336	33,733	18,895

B.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Non-Israeli Subsidiaries are subject to income tax provisions of their home country. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The principal benefit that the Company is entitled to under this law is accelerated depreciation rates and reduced tax rates.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21	–	INCOME TAXES (Cont.)

B.	(Cont.)

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

C.	Reconciliation of the statutory tax rate to the effective tax rate:

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Income before income taxes	32,630	19,018	67,228	101,119	102,360	68,747

Statutory tax rate (see E. below)	29%	31%	34%	29%	31%	34%
Tax computed by statutory tax rate-	9,463	5,896	22,858	29,324	31,732	23,374

Tax increments (savings) due to:
Income (Expenses) in reduced
tax rate	8,159	6,903	1,112	(939)	(893)	-
Non-deductible expenses	1,326	2,048	4,352	1,296	1,781	40
Non-taxable income	(505)	(580)	(1,144)	-	-	-
Unrecorded deferred taxes in
connection with tax loss carry
forward	20,216	-	450	-	-	-
Change in deferred taxes due to
decrease in tax rate in Turkey	-	11,295	-	-	-	-
Deferred taxes prior years	27,255	6,685	-	1,150	-	-
Reduction in corporate tax rates
(see E. below)	(762)	(938)	(5,361)	(880)	(1,639)	(5,476)
Differences arising from
basis of measurement (*)	331	(232)	(1,664)	791	666	813
Income (Expenses) taxes for
prior years	(1,421)	4,863	-	(1,455)	2,306	-
Other differences, net	553	(37)	(1,076)	49	(220)	144

	64,615	35,903	19,527	29,336	33,733	18,895

(*)	Commencing year 2004 In Israel, Reported Amounts (NIS) for financial reporting purposes vis-a-vis the consumer price index for tax purposes; In Turkey – U.S. dollar for financial reporting purposes vis-a-vis the Turkish Lira for tax purposes.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21	–	INCOME TAXES (Cont.)

D.	Deferred Taxes

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Balance as of
beginning of year	(2,065)	3,800	17,669	32,378	34,510	33,481
Changes during the year	29,367	(7,108)	(7,473)	4,702	(493)	6,505
Adjustment due to change
in income tax rates	(762)	(938)	(5,361)	(880)	(1,639)	(5,476)
Foreign currency
translation adjustments	2,762	2,181	(1,035)	-	-	-

Balance as of end of year	29,302	(2,065)	3,800	36,200	32,378	34,510

	Consolidated		Company
	December 31,
	2 0 0 7	2 0 0 6	2 0 0 7	2 0 0 6
	NIS in thousands		NIS in thousands

Deferred taxes are presented in the
balance sheets as follows:

Long-term liabilities (in respect of depreciable
assets)	40,333	35,364	38,722	33,721
Other receivables (in respect of temporary
differences) See Note 5	(5,770)	(6,641)	(2,522)	(1,343)
Other assets	(5,261)	(30,788)	-	-

	29,302	(2,065)	36,200	32,378

For 2007 – Deferred taxes were computed at rates between 20%-28%, primarily – 24.5%.

For 2006 – Deferred taxes were computed at rates between 20%-29%, primarily – 20%.

Deferred taxes at the amount of NIS 519 thousand due to revaluation of financial instruments treated as cash flow hedges were recognized directly to equity.

As of December 31, 2007 carryforward tax losses deriving from the Turkish subsidiary sum up to NIS 247.3 millions.

The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand for the year ended December 31, 2007.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 21	–	INCOME TAXES (Cont.)

E.	Reduction of Corporate Tax Rates

1.	In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established. For the effect of the reduction in tax rates, see D. above.

2.	During the second quarter of 2006 the corporate tax in Turkey was reduced from 30% to 20%. The change in the corporate tax resulted in additional tax expenses in the amount of NIS 10.6 millions which reflected the impact on the deferred tax assets.

F.	The Company and one of its subsidiaries are “Industrial Companies” as defined in the Israeli Law for the Encouragement of Industry (Taxes)-1969. Based on this Law, the Company and that subsidiary file consolidated tax returns.

G.	Following a tax assessment of the company’s tax return, performed by the tax authorities in Israel with respect of tax-years 2003 and 2002 the company recorded additional provision for tax expenses, in the amount of NIS 4.2 millions for the year ended December 31, 2006.

I.	The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2002. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses’ final tax assessments through 2003.

Mollet Marketing Ltd., a subsidiary of the Company, posses’ final tax assessments through 2003.

NOTE 22	–	RELATED PARTIES AND INTERESTED PARTIES

A.	Balances with Related Parties

	Consolidated			Company
	December 31,			December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6
	NIS in thousands			NIS in thousands

Trade receivables (*)	22,678	(*)	6,520	2,034	(*)	849

Capital note - shareholder	32,770		32,770	32,770		32,770

Other receivables	-		-	-	(*)	19,851

Capital notes - Subsidiaries	-		-	2,651	(*)	48,695

Capital injection - Subsidiaries	-		-	396,965	(*)	183,325

Trade payables (*)	55,099	(*)	38,875	33,760		38,422

(*)	Company – excludes Subsidiaries. See also Notes 4 and 10.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS
(REPORTED AMOUNTS)

NOTE 22	–	RELATED PARTIES AND INTERESTED PARTIES

B.	Transactions with Related Parties and Subsidiaries

	Consolidated			Company
	Year ended December 31,			Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands			NIS in thousands

Sales to related
parties	82,217	27,552	28,355	7,969	1,743	-

Sales to Subsidiaries	-	-	-	657,233	598,384	516,625

Cost of sales	188,252	150,350	157,073	115,367	86,879	73,951

Royalties to the
shareholders	28,069	24,632	22,922	3,593	4,053	2,157

General and
administrative
expenses (*)	10,944	9,966	9,381	2,893	1,863	1,615

(*)	Company – excludes Subsidiaries.

NOTE 23	–	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS

A.	Credit Risk

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

Cash and cash equivalents are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

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

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 23	–	DISCLOSURE AND PRESENTATION OF FINANCIAL INSTRUMENTS (Cont.)

B.	Fair Value of Financial Instruments (Cont.)

As of December 31, 2007 the Company had entered into 42 hedge transaction in respect of anticipated purchases amounting to NIS 68.2 million, (in U.S. dollar and Euro currency).

The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted the balance sheet date.

As of December 31, 2007 the fair value of the cash flow hedging transaction is a net liability of NIS 2.4 million.

NOTE 24	–	SUBSEQUENT EVENTS

A.	On January 2008, Hogla Kimberly made an agreement with an Israeli bank for an prime linked interest loan in the amount of NIS 100 million which will be repaid during 4 year period. As part of the agreement the company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the company’s shareholder’s Kimbely Clark and AIPM separately or together, will not hold less than 51% of the company’s share capital.

B.	On May 20, 2008 the Company received from the Israeli tax authority a compensation in the amount of about NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant. The Company will record a pre tax income of 4.5 million NIS for the second quarter of 2008.

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25	–	COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES

A.	Balance Sheets

	Company
	December 31,
	2 0 0 7	2 0 0 6
	NIS in thousands

Current Assets
Cash and cash equivalents	6,990		1,358
Trade receivables	65,744		108,281
Other receivables	20,991		22,511
Inventories	90,709	(*)	88,714

	184,434		220,864

Long-Term Investments
Capital note of shareholder	32,770		32,770
Investments in Subsidiaries	215,047		161,183

	247,817		193,953

Property plant and equipment, net	233,134	(*)	231,483

	665,385		646,300

Current Liabilities
Short-term bank credit	59,260		43,800
Trade payables	136,347		121,121
Other payables and accrued expenses	35,775		32,780

	231,382		197,701

Liability for employee rights upon early retirement	3,402		-

Shareholders' Equity	430,601		448,599

	665,385		646,300

HOGLA-KIMBERLY LTD.
NOTES TO FINANCIAL STATEMENTS

NOTE 25	–	COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (Cont.)

B.	Statement of Operations

	Company
	Year ended December 31,
	2 0 0 7	2 0 0 6	2 0 0 5
	NIS in thousands

Net sales	685,868	617,544	540,002

Cost of sales	553,450	495,856	451,703

Gross profit	132,418	121,688	88,299

Selling expenses	13,947	15,532	13,861

General and administrative expenses	11,480	6,107	5,040

Operating profit	106,991	100,049	69,398

Financing income (expenses), net	(4,895)	2,811	190

Other income	2	632	153

Income before income taxes	102,098	103,492	69,741

Income taxes	(24,995)	(36,601)	(17,866)

Income after income taxes	77,103	66,891	51,875

Equity in losses of Subsidiaries	(101,638)	(77,898)	(9,466)

Net income (loss) for the year	(24,535)	(11,007)	42,409

HOGLA-KIMBERLY LTD. NOTES TO FINANCIAL STATEMENTS

NOTE 25	–	COMPANY’S FINANCIAL INFORMATION IN NOMINAL VALUES FOR TAX PURPOSES (Cont.)

C.	Statements of Changes in Shareholders’ Equity

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Retained earnings	Accumulate other comprehensive income	Total
	NIS in thousands

Balance - January 1, 2005	8,513	155,742	(3,377)	290,785	-	451,663

Changes during 2005:
Dividend paid	-	-	-	(43,619)	-	(43,619)
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	3,995	-	-	3,995
Net income for the year	-	-	-	42,409	-	42,409

Balance - December 31, 2005	8,513	155,742	618	289,575	-	454,448

Changes during 2006:
Dividend paid	-	-	-	(34,000)	-	(34,000)
Shares issued	600	49,097		-		49,697
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(10,463)	-	-	(10,463)
Movement in capital reserve
of hedging transactions, net	-	-	-	-	(76)	(76)
Loss for the year	-	-	-	(11,007)	-	(11,007)

Balance - December 31, 2006	9,113	204,839	(9,845)	244,568	(76)	448,599

Changes during 2007:
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	7,810	-	-	7,810
Movement in capital reserve
of hedging transactions, net	-	-	-	-	(1,273)	(1,273)
Capitalization of retained earnings
from Approved Enterprise earnings	-	5,455	-	(5,455)	-	-
Loss for the year	-	-	-	(24,535)	-	(24,535)

Balance - December 31, 2007	9,113	210,294	(2,035)	214,578	(1,349)	430,601

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

■	Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel	■	Phone: 972-4-8654000 Fax: 972-4-8654022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

CARMEL CONTAINER SYSTEMS LTD.

        We have audited the accompanying balance sheets of Carmel Container Systems Ltd. (“the Company”) as of December 31, 2007 and 2006, and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders’ equity and cash flows- of the Company and consolidated – for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of a certain affiliate, whose revenues constitute approximately 8% of total consolidated revenues for the year ended December 31, 2005. The financial statements of this affiliate were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for this affiliate, is based on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed under the Auditors’ Regulations (Auditor’s Mode of Performance), 1973 and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and consolidated as of December 31, 2007 and 2006, and the results of their operations, changes in shareholder’s equity and cash flows- of the company and consolidated -for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements,) 1993.

        As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Haifa, Israel March 3, 2008 Except for Note 23, as which the date is May 26, 2008	/s/ Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

BALANCE SHEETS

		The Company			Consolidated			Convenience translation (Note 2a)
		December 31,						December 31,
		2006		2007	2006		2007	2007
	Note	Reported NIS						U.S. $
		(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		353		1,747	1,820		2,522	656
Trade receivables, net	3	145,234	(*)	161,147	163,276	(*)	185,153	48,140
Other accounts receivable and prepaid
expenses	4	2,305		1,891	3,574		2,546	662
Inventories	5	66,101	(*)	48,169	71,925	(*)	55,149	14,339

Total current assets		213,993		212,954	240,595		245,370	63,797

LONG TERM ASSETS AND INVESTMENTS
Other accounts receivable		311		141	311		141	37
Severance pay fund, net	14	312		-	133		-	-
Investment in affiliated company	6	44,142		35,594	8,368		8,378	2,178

Total		44,765		35,735	8,812		8,519	2,215

PROPERTY AND EQUIPMENT, NET	7	78,058	(*)	65,938	84,916	(*)	72,454	18,839

INTANGIBLE ASSETS (see Note 23)	8	1,997	(*)	2,127	1,997	(*)	2,127	553

Total assets		338,813		316,754	336,320		328,470	85,404

(*) Reclassified-see note 2 g(1), v

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

BALANCE SHEETS

		The Company			Consolidated			Convenience translation (Note 2a)
		December 31,						December 31,
		2006		2007	2006		2007	2007
	Note	Reported NIS						U.S. $
		(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks	9	7,645		16,903	7,645		16,903	4,395
Current maturities of long-term loans	12	24,211		25,602	24,211		25,602	6,657
Trade payables	10	87,729		81,045	93,544		87,423	22,731
Other accounts payable and accrued
expenses	11	26,243	(*)	17,463	17,395	(*)	22,161	5,762

Total current liabilities		145,828		141,013	142,795		152,089	39,545

LONG-TERM LIABILITIES:
Long-term loans from banks less current
maturities	12	48,170		49,376	48,170		49,376	12,838
Accrued severance pay, net	14	-		98	-		298	77
Deferred income taxes	18f	8,796		6,174	9,336		6,614	1,719

Total long-term liabilities		56,966		55,648	57,506		56,288	14,634

CONTINGENT LIABILITIES AND COMMITMENTS (Note 15)

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 1 par
value:
10,000,000 shares authorized at
December 31, 2006 and 2007; 2,520,000
shares issued and 2,400,187 shares
outstanding at December 31, 2006 and
1,739,937 shares outstanding at December
31, 2007	17	23,716		23,716	23,716		23,716	23,716
Additional paid-in capital		45,413		45,413	45,413		45,413	11,808
Cumulative other comprehensive loss		-		(392)	-		(392)	(102)
Retained earnings		71,148		78,921	71,148		78,921	20,520

		140,277		147,658	140,277		147,658	38,392
Less - treasury shares		(4,258)		(27,565)	(4,258)		(27,565)	(7,167)

		136,019		120,093	136,019		120,093	31,225

Total liabilities and shareholders' equity		338,813		316,754	336,320		328,470	85,404

(*) Reclassified-see note 2 g(1), v

May 26, 2008	/s/ Robert Kraft	/s/ Zvika Livnat	/s/ Doron Kempler	/s/ Jacob Konkol

Date of approval of the	Robert Kraft	Zvika Livnat	Doron Kempler	Jacob Konkol
financial statements	Chairman of the	Vice Chairman of	General Manager	Chief Financial Officer
	Board of Directors	the Board of Directors

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

		Consolidated			Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
	Note	Reported NIS			U.S. $
		(In thousands, except per share data)

Revenues		415,335	419,906	471,428	122,576
Cost of revenues	20a	368,173	368,804	416,951	108,412

Gross profit		47,162	51,102	54,477	14,164

Selling and marketing expenses	20b	21,344	23,360	24,185	6,288
General and administrative expenses	20c	17,676	16,449	16,621	4,322

		39,020	39,809	40,806	10,610

Operating income		8,142	11,293	13,671	3,554
Financial expenses, net	20d	7,370	1,862	4,329	1,126

		772	9,431	9,342	2,428
Other income, net	20e	272	5,307	337	88

Income before taxes on income
(tax benefit)		1,044	14,738	9,679	2,516
Taxes on income (tax benefit)	18	(1,389)	2,755	1,916	498

Income after taxes on income (tax benefit)		2,433	11,983	7,763	2,018
Equity in earnings (losses) of an affiliated
company	6	-	(545)	10	3
Minority interest in losses of a subsidiary		14	-	-	-

Net income		2,447	11,438	7,773	2,021

Basic and diluted net income per shares (in
NIS)		1.02	4.77	3.84	$1

Weighted average number of shares outstanding
during the year (in thousands)		2,400	2,400	2,022	2,022

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

COMPANY’S STATEMENTS OF OPERATIONS

		The Company			Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
	Note	Reported NIS			U.S. $
		(In thousands, except per share data)

Revenues		327,056	357,690	406,222	105,622
Cost of revenues	20a	295,961	317,730	362,379	94,222

Gross profit		31,095	39,960	43,843	11,400

Selling and marketing expenses	20b	16,609	20,425	21,164	5,503
General and administrative expenses	20c	13,074	13,145	13,295	3,457

		29,683	33,570	34,459	8,960

Operating income		1,412	6,390	9,384	2,440
Financial expenses, net	20d	7,823	2,657	4,722	1,229

		(6,411)	3,733	4,662	1,211
Other income, net	20e	2,384	2,240	2,145	558

Income (loss) before taxes on income
(tax benefit)		(4,027)	5,973	6,807	1,769
Taxes on income (tax benefit)	18	(2,376)	1,010	1,486	386

Income after taxes on income (tax benefit)		(1,651)	4,963	5,321	1,383
Equity in earnings of an affiliated company	6	4,098	6,475	2,452	638

Net income		2,447	11,438	7,773	2,021

Basic and diluted net income per NIS
1 par value of shares (in NIS)		1.02	4.77	3.84	$1

Weighted average number of shares outstanding
during the year (in thousands)		2,400	2,400	2,022	2,022

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Additional paid-in capital	Cumulative other comprehensive loss	Retained earnings	Less- treasury shares	Total shareholders' equity
	Reported NIS (In thousands)

Balance at January 1, 2005	23,716	45,413	-	57,263	(4,258)	122,134

Net income	-	-	-	2,447	-	2,447

Balance at December 31, 2005	23,716	45,413	-	59,710	(4,258)	124,581

Net income	-	-	-	11,438	-	11,438

Balance at December 31, 2006	23,716	45,413	-	71,148	(4,258)	136,019

Unrealized loss on hedging
Derivative, net- (*)	-	-	(392)	-	-	(392)

Repurchase of company shares
(Treasury shares)	-	-	-	-	(23,307)	(23,307)

Net income	-	-	-	7,773	-	7,773

Balance at December 31, 2007	23,716	45,413	(392)	78,921	(27,565)	120,093

	Convenience translation into U.S. $ (Note 2a)
	Share capital	Additional paid-in capital	Cumulative other comprehensive loss	Retained earnings	Less- treasury shares	Total shareholders' equity
	U.S. $ (In thousands)

Balance at January 1, 2007	6,166	11,808	-	18,499	(1,107)	35,366
Repurchase of company shares
(Treasury Shares)	-	-	-	-	(6,060)	(6,060)
Net income		-	-	2,021	-	2,021
Unrealized loss on hedging
derivative	-	-	(102)	-	-	(102)

Balance at December 31, 2007	6,166	11,808	(102)	20,520	(7,167)	31,225

(*)See note 2(o).

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Consolidated					Convenience translation (Note 2a)
	Year ended December 31,					Year ended December 31, 2007
	2005		2006		2007
	Reported NIS					U.S. $
	(In thousands)

Cash flows from operating activities:
Net income	2,447		11,438		7,773	2,021
Adjustments required to reconcile net income to net cash
provided by operating activities:
Equity in earnings (losses) of an affiliated company	-		545		(10)	(3)
Minority interest in losses (earnings) of subsidiary, net	(14)		-		-	-
Depreciation	21,165	(*)	20,178	(*)	21,920	5,699
Deferred income taxes, net	(1,540)		2,591		(2,077)	(540)
Accrued severance pay, net	(59)		(54)		431	112
Erosion and Linkage differentials of long-term loans
from banks	306		(23)		710	185
Capital gain on sale of property and equipment, net	(272)		(5,293)		(235)	(61)
Increase in trade receivables	(3,782)		(20,741)		(24,259)	(5,689)
Decrease (increase) in other accounts receivable and
prepaid expenses	279		(520)		545	142
Decrease (increase) in inventories	(7,555)		(22,603)		16,776	4,362
Increase (decrease) in trade payables	(5,932)		19,735		(2,105)	(547)
Increase in other accounts payable and accrued expenses	92		2,735		6,611	1,099

Net cash provided by operating activities	5,135		7,988		26,080	6,781

Cash flows from investing activities:
Purchase of property and equipment	(15,937	)(*)	(15,135	)(*)	(9,045)	(2,352)
Proceeds from sale of property and equipment	797		3,483		276	72
Advance in respect of sale of real estate	1,970		-		-	-
Refund of investment grants	(362)		-		-	-
Transition from consolidated to equity(c)	-		(85)		-	-
Lending long term loan	-		(500)		-	-
Repayment of long term loan	-		36		153	40

Net cash used in investing activities	(13,532)		(12,201)		(8,616)	(2,240)

Cash flows from financing activities:
Purchase of equipment with credit	-		(6,000)		(4,600)	(1,196)
Proceeds from long-term loans from banks and others	27,000		39,000		29,000	7,540
Principal payments of long-term loans from banks and others	(21,904)		(23,408)		(27,113)	(7,050)
Short-term credit from bank, net	3,020		(3,648)		9,258	2,407
Repurchase of the Company's shares	-		-		(23,307)	(6,060)
Payment of dividend by affiliated company	-		(2,650)		-	-

Net cash provided by (used in) financing activities	8,116		3,294		(16,762)	(4,359)

Increase (decrease) in cash and cash equivalents	(281)		(919)		702	181
Cash and cash equivalents at the beginning of the year	3,020		2,739		1,820	475

Cash and cash equivalents at the end of the year	2,739		1,820		2,522	656

(*) Reclassified-see note 2 g(1).

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

					Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
		Reported NIS			U.S. $
		(In thousands)

a.	Non-cash transactions:
	Unpaid declared dividend	2,650	-	-	-

	Differed tax on unrealized loss	-	-	(145)	(38)

	Unrealized loss	-	-	537	140

	Purchase of property and equipment with credit	-	-	584	152

b.	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	3,540	4,625	5,523	1,436

	Income taxes	230	255	40	10

c.	Transition from consolidated to equity:

	Working capital, net (except cash and cash
	equivalents)	-	12,788	-	-
	Property and equipment, net	-	6,290	-	-
	Investment in affiliated company	-	(8,913)	-	-
	Long-term liabilities	-	(1,337)	-	-
	Minority interests	-	(8,913)	-	-

		-	(85)	-	-

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

COMPANY'S STATEMENTS OF CASH FLOWS

	The Company					Convenience translation (Note 2a)
	Year ended December 31,					Year ended December 31, 2007
	2005		2006		2007
	Reported NIS					U.S. $
	(In thousands)

Cash flows from operating activities:
Net income	2,447		11,438		7,773	2,021
Adjustments required to reconcile net income to net cash
provided by operating activities:
Equity in earnings of an affiliated company	(4,098)		(6,475)		(2,452)	(638)
Depreciation	17,871	(*)	18,904	(*)	20,408	5,306
Deferred income taxes, net	(826)		2,551		(2,477)	(644)
Accrued severance pay, net	(42)		(183)		410	107
Erosion and Linkage differentials of long-term loans
from banks	306		(23)		710	185
Capital gain on sale of property and equipment, net	(226)		(94)		(178)	(46)
Increase in trade receivables	(3,899)		(24,026	)(*)	(18,295)	(4,758)
Decrease (increase) in other accounts receivable and
prepaid expenses	469		667		431	112
Decrease (increase) in inventories	(5,437)		(21,932)		17,932	4,663
Increase (decrease) in trade payables	(4,498)		19,648		(2,084)	(542)
Increase in other accounts payable and accrued expenses	5,298		8,222	(*)	(10,898)	(2,834)

Net cash provided by operating activities	6,427		8,677		15,243	3,962

Cash flows from investing activities:
Purchase of property and equipment	(14,945	)(*)	(11,637	)(*)	(8,454)	(2,199)
Proceeds from sale of property and equipment	621		195		218	57
Advance in respect of sale of real estate	-		-		-	-
Refund of investment grants	-		-		-	-
Lending long term loan	-		(500)		-	-
Repayment of long term loan	-		36		153	40

Net cash used in investing activities	(14,324)		(11,906)		(8,087)	(2,102)

Cash flows from financing activities:
Purchase of equipment with credit	-		(6,000)		(4,600)	(1,196)
Proceeds from long-term loans from banks and others	27,000		39,000		29,000	7,540
Principal payments of long-term loans from banks and others	(21,904)		(23,408)		(27,113)	(7,050)
Short-term credit from bank, net	3,062		(3,648)		9,258	2,407
Repurchase of the Company's shares	-		-		(23,307)	(6,060)
Payment of dividend by affiliated company	-		(2,650)		11,000	2,860

Net cash provided by (used in) financing activities	8,158		3,294		(5,762)	(1,499)

Increase (decrease) in cash and cash equivalents	261		65		1,394	361
Cash and cash equivalents at the beginning of the year	27		288		353	92

Cash and cash equivalents at the end of the year	288		353		1,747	454

(*) Reclassified-see note 2 g(1).

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

COMPANY'S STATEMENTS OF CASH FLOWS (CONT.)

					Convenience translation (Note 2a)
		Year ended December 31,			Year ended December 31, 2007
		2005	2006	2007
		Reported NIS			U.S. $
		(In thousands)

a.	Non-cash transactions:
	Unpaid declared dividend	2,650	-	-	-

	Differed tax on unrealized gain	-	-	(145)	(38)

	Unrealized gain	-	-	537	140

	Purchase of property and equipment with credit			584	152

b.	Supplemental disclosure of cash flows activities:
	Cash paid during the year for:
	Interest	3,540	4,625	5,523	1,436

	Income taxes	230	255	40	10

The accompanying notes are an integral part of the consolidated financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	Carmel Container Systems Ltd. (“Carmel Systems” or “the Company”), is an Israeli industrial company. The Company and its subsidiary (“the Group”) designs, manufactures and markets shipping containers, consumer packaging products and packaging wooden pallets and boxes (see Note 21). The Group’s sales are to a large number of customers mainly in Israel.

The Company’s subsidiary is Tri-Wall Containers (Israel) Ltd. (“Tri-Wall”) which is 100% controlled. Until January 1, 2006 CD Packaging Systems Ltd. (“CD”) was subsidiary of the Company (See Note 1b).

b.	On January 1, 2006, an agreement between CD and its shareholders and Frenkel and Sons (Frenkel) and its shareholders, for the acquisition of Frankel’s operations was consummated. Frankel is engaged in the manufacturing and marketing of packaging and display stands from carton.

Pursuant to the agreement, CD acquired from Frenkel its operations, including Frenkel’s assets and liabilities (except for Frenkel’s holdings in one of its subsidiaries which holds an industrial building in Caesarea and except for certain liabilities that were defined as protected) in exchange for 4,429,000 Ordinary A shares and 795 Ordinary B shares of CD that have been issued to Frenkel’s shareholders according to a mechanism prescribed in the agreement. As a result of the above, the Company’s effective holding percentage in CD declined from 50.1% to 27.85%. Due to loss of control in CD, the Company ceased consolidating this subsidiary commencing January 1, 2006.

No gain or loss was recorded in connection with the above mentioned transaction.

c.	Definitions:

In these financial statements:

Subsidiaries	-	Companies in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion No. 57 of the Institute of Certified Public Accountants in Israel) and their financial statements are consolidated with those of the Company.

Related parties	-	As defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel.

Affiliated company	-	Company in which the Company exercises material influence and that are not subsidiaries, and the Company's investment in which is recorded in the financial statement according to the equity method.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements presented herein are prepared in accordance with generally accepted accounting principles (“GAAP”) in Israel.

The company prepared its financial statements in accordance with the Securities Regulations (Preparation of Annual Financial Statements,) 1993, for the first time, and therefore presents the Company statements, that were reclassified (See g(1) and v).

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, except as described in f, g and t below are as follows:

a.	Reporting basis of the financial statements:

1.	In the past, the Company prepared its financial statements based on the historical cost convention adjusted for the changes in the Israeli Consumer Price Index (“Israeli CPI”). The adjusted amounts, as included in the balance sheet as of December 31, 2003, served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.	In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued on December 31, 2003 and, as of that date, the Company began preparing its financial statements in reported amounts.

3.	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

4.	Cost in these financial statements represents cost in the reported amount.

5.	Convenience translation into US Dollars:

The reported financial statements as of December 31, 2007 and for the year then ended, have been translated into US Dollars using the representative exchange rate of US Dollars as of such date (U.S.$ 1=NIS 3.846). The translation was made solely for the convenience of the readers. It should be noted that the reported New Israel Shekel figures do not necessarily represent the current costs of the various elements presented, and that the translated US Dollar figures should not be construed unless otherwise indicated in these statements.

b.	Consolidated financial statements:

The consolidated financial statements include the accounts of companies over which the Company exercises control. Significant inter-company balances and transactions between the Group companies have been eliminated in the consolidated financial statements.

c.	Investments in affiliated company:

1.	The Company’s investment in affiliated company is presented by the equity method of accounting.

2.	The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see h below).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Cash equivalents:

The Group considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents

e.	Allowance for doubtful accounts

Such allowance is determined in respect of specific debts whose collection, in the opinion of the Group management, is doubtful.

f.	Inventories:

1.	As of January 1, 2007, the Company applies Accounting Standard No. 26, “Inventories”. Inventories are measured at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and costs necessary to make the sale. An evaluation of net realizable value is carried out in each subsequent period.

Cost of inventory includes the inventory purchase costs and the costs required to bring the inventory to its current location and condition. Cost is determined as follows:

Raw Materials and goods in transit – using the “first-in, first-out” method.

Supplies and packaging material – on the basis of moving – average cost

Work in progress and Finished products – on the basis of computed with allocable indirect manufacturing cost.

The Company periodically evaluates the condition and age of inventories and provides for slow moving inventories accordingly. If in a particular period, production is not at normal capacity, the cost of inventories does not include fixed overhead costs in excess of those allocated based on normal capacity. Such unallocated overhead costs are recognized as an expense in the statement of income in the period in which they are incurred. Furthermore, cost of inventories does not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

2.	When inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories are presented at cost reflecting the cash purchase price, and the financing element is recognized as a financial expense over the period of the financing.

The initial adoption of the standard had no material effect on the interim financial statements.

g.	Fixed assets:

1.	As of January 1, 2007, the Company applies the provision of accounting standards No. 27 “Fixed assets” of the Israel Accounting Standards Board (“the Standards”).

Fixed assets are stated at cost, including direct acquisition costs, less accumulated impairment losses, accumulated depreciation and investment grants, and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that can be used only in connection with the machinery and equipment. Borrowing costs related to financing the acquisition or the construction of fixed assets during the pre-operating period are included in the cost of the assets. Expenditures for improvements and upgrading are added to cost.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Fixed assets (cont.):

The cost of spare parts and auxiliary equipment which do not meet the definition of fixed assets is charged to operations as incurred. Base inventory of spare parts and auxiliary equipment, which has not been depreciated and meets the definition of fixed assets, is depreciated over its useful life and comparative data have been restated.

Following our effects of the changes of the financial statements:

1.	Balance sheets:

	Consolidated
	December 31, 2006
	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Inventories	71,425	500	71,925

Fixed assets - cost	393,637	3,103	396,740

Fixed assets - accumulated depreciation	306,224	5,600	311,824

Intangible assets	-	1,997	1,997

Statements of operations:

	Consolidated
	Year ended December 31,
	2006			2005
	As previously reported	The change	As presented in these financial statements	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Cost of revenues

Other manufacturing
costs	39,568	(2,800)	36,768	41,342	(2,800)	38,542

Depreciation	16,645	2,800	19,445	17,262	2,800	20,062

Total	368,804	-	368,804	368,173	-	368,173

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.	Fixed assets (cont.):

1.	Balance sheets:

	The Company
	December 31, 2006
	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands

Inventories	65,601	500	66,101

Fixed assets - cost	354,899	3,103	358,002

Fixed assets - accumulated depreciation	274,394	5,600	279,994

Intangible assets	-	1,997	1,997

Statements of operations:

	The Company
	Year ended December 31,
	2006			2005
	As previously reported	The change	As presented in these financial statements	As previously reported	The change	As presented in these financial statements
	Reported NIS in thousands (except per share data)

Cost of revenues

Other manufacturing costs	35,618	(2,800)	32,818	33,712	(2,800)	30,912

Depreciation	15,432	2,800	18,232	14,172	2,800	16,972

Total	317,730	-	317,730	295,962	-	295,962

g.	Fixed assets (cont.):

The Group recognizes the cost of replacing a part of a fixed asset as part of the fixed asset’s carrying amount when the cost has been incurred, the economic benefits associated with the part are expected to flow to the Group and the cost of the part can be measured reliably. Ongoing maintenance costs are recognized in the income statement as incurred.

The depreciation of assets is discontinued at the earlier of the date on which the asset is classified as held for sale and the date on which the asset is derecognized. An asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the year the asset is derecognized.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The cost of a fixed asset also includes an initial estimate of the costs of dismantling and removing the asset and restoring the site on which the asset is located, for which the Company has incurred an obligation when the asset is acquired or as a result of the use of the asset during a certain period not for the manufacture of inventories.

As a result of the initial adoption of the provisions of the standard, the Company reclassified some of its auxiliary equipment to inventories in an amount of NIS 500 thousand.

2.	Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The annual depreciation rates are as follows:

%

Buildings	8
Machinery and equipment	6 - 10 (mainly 8%)
Motor vehicles and forklifts	15
Office furniture and equipment	6 - 33
Leasehold improvements	over the term of the lease

h.	Costs of software development:

Costs of software development for internal use, including costs of developing and establishing a website infrastructure, are capitalized after completion of the planning stage, when the development is expected to be completed and the software will be used according to plan. Capitalization of costs is discontinued when the software is substantially completed and is ready for its designated use. The costs are amortized over the estimated useful life of the software. As of January 1, 2007, pursuant to Accounting Standard No. 30, the Company reclassified such costs from fixed assets to intangible assets.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairments of fixed assets and investments:

1.	Impairment of fixed assets:

The Group applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to all of the assets included in the balance sheet other than inventories, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

As of December 31, 2007, no impairment losses were identified.

2.	Impairment of investments in other companies:

The Company generally evaluates the fair value of its investments in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, estimates and valuations of the investments, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off- market transactions in the portfolio company’s securities, prices of equity transactions in the portfolio company and additional information that the portfolio company presents to its board of directors (if the Company is represented on the board) or to its shareholders.

As of December 31, 2007, no impairment losses were identified.

j.	Deferred taxes:

1.	As of January 1, 2005, the Group applies Accounting Standard No. 19, “Taxes on Income” (“the Standard”). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Deferred taxes (cont.):

Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of income represents the changes in said balances during the reported year.

2.	Taxes that would apply in the event of the sale of investments in investees have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments is not expected in the foreseeable future.

Similarly, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been taken into account in computing the deferred taxes, since it is the Company’s policy not to initiate distribution of dividends that involves an additional tax liability.

k.	Revenue recognition:

Revenues are recognized in the income statement when they can be measured reliably, the economic benefits associated with the transaction are expected to flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration in the transaction less commercial rebates, volume discounts and returns.

Revenues from sale of goods:

Revenues from sale of goods are recognized once all the significant risks and rewards of ownership of the goods have been transferred to the buyer, the seller no longer retains continuing managerial involvement to the degree usually associated with ownership and no longer retains effective control over the goods sold.

l.	Customer discounts:

Current customer discounts are recognized in the financial statements upon receipt and are deducted from sales revenues.

Customer discounts given at the end of the year and in respect of which the customer is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the customer to said discounts are made.

Customer discounts for which the customer is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the customer during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the customers and on the expected amount of purchases by the customers in the remaining period.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

m.	Supplier discounts:

Current supplier discounts are recognized in the financial statements upon receipt and are deducted from cost of sales.

Supplier discounts received at the end of the year and in respect of which the Company is not obligated to comply with certain targets, are recognized in the financial statements as the purchases which entitle the Company to said discounts are made.

Supplier discounts for which the Company is required to meet certain targets, such as a minimum amount of annual purchases (either quantitative or monetary), an increase in purchases compared to previous periods, etc. are recognized in the financial statements in proportion to the purchases made by the Company during the year that qualify for the target, provided that it is expected that the targets will be achieved and the amount of the discount can be reasonably estimated. The estimate as to meeting the targets is based, among others, on past experience, on the Company’s relationship with the suppliers and on the expected amount of purchases from the suppliers in the remaining period.

n.	Exchange rates and linkage basis:

1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

2.	Assets and liabilities linked to the Israeli CPI are presented according to the relevant index for each linked asset or liability.

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of U.S. dollar	Israeli CPI for December
	NIS	Points (*)

December 31, 2007	3.846	191.1
December 31, 2006	4.225	184.9
December 31, 2005	4.603	185.1

Change during the year ended	%	%

December 31, 2007	(8.97)	3.4
December 31, 2006	(8.21)	(0.1)
December 31, 2005	6.85	2.4

(*)	The index on an average basis of 1993 = 100.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.	Hedging activities:

Cash flow hedges

At December 31, 2007, the Company forward exchange contracts designated as hedges of expected future purchases of raw materials from suppliers in U.S. dollar for which the Company has firm commitments. The forward exchange contracts are being used to hedge the foreign currency risk of the firm commitments.

The cash flow hedges of the expected future purchases in 2008 were assessed to be highly effective and as at December 31, 2007, a unrealized loss of NIS 537 thousands and deferred tax asset of NIS 145 thousand were included in equity as a net amount of NIS 392 in respect of these contracts, see note 10.

p.	Earnings (loss) per share:

Earnings per share are computed based on the number of Ordinary shares. Basic earnings per share only include shares that are actually outstanding during the period. Dilutive potential Ordinary shares (such as convertible debentures and warrants) are only included in the computation of diluted earnings per share. Convertible securities that have been converted during the period are included in diluted earnings per share only until the conversion date and starting from that date in basic earnings per share. The investor’s share of earnings of an investee is included based on the earnings per share of the investee multiplied by the number of shares held by the investor.

q.	Financial instruments:

As of January 1, 2006, the Company applies Accounting Standard No. 22 regarding financial instruments: disclosure and presentation ("The Standard").

Company shares held by the Company and by subsidiaries are carried at cost and presented as a deduction from shareholders’ equity (“treasury shares”).

r.	Use of estimates for the preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

s.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, short and long-term credit from banks and others, trade payables and other accounts payable approximate their fair value.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.	Presentation of transactions between the Company and the controlling shareholder therein:

As of January 1, 2007, the Company applies the provisions of Accounting Standard No. 23, “Accounting Treatment of Transactions between an Entity and its Controlling Shareholder” of the Israel Accounting Standards Board (“the Standard”). The Standard is applicable, among others, to transactions involving the transfer of assets, the assumption of liabilities, indemnification, and the waiver of loans between a company and its controlling shareholder and between companies under common control that occur subsequent to January 1, 2007 as well as to a loan granted or received from the controlling shareholder prior to January 1, 2007.

The Standard is not applicable to business combinations involving companies under common control. According to a decision promulgated by the Israel Securities Authority, as of January 1, 2007, business combinations involving entities controlled by the same shareholder will be accounted for similar to a pooling of interests and not based on the use of fair values. In cases of transactions that have the characteristics of shareholders’ investments, the Standard may also apply to transactions with non-controlling shareholders in their capacity as shareholders.

The Standard provides that the assets and liabilities involved in a transaction between a company and its controlling shareholder or between companies under common control be recognized at their fair value on the date of the transaction. The difference between the fair value and the consideration stipulated in the transaction is to be recorded in shareholders’ equity, net of any tax effect. A charge to equity essentially constitutes a dividend, consequently resulting in a reduction in retained earnings. A credit to equity essentially constitutes an investment by shareholders and, consequently, is presented as a separate component of shareholders’ equity, “Capital reserve from transactions with a controlling shareholder”. If the company is not wholly owned by the controlling shareholder, the minority’s share of the difference, whether a charge or credit, is to be recorded in “minority interest” in the statement of income. The amount recorded in shareholders’ equity will not be transferred to the statement of income, even if in subsequent periods, the items that were the subject of the transactions are derecognized from the financial statements.

An intangible asset with no active market (as defined in Accounting Standard No. 30), which is transferred to a company from its controlling shareholder, is to be measured at the carrying value in the controlling shareholder’s books of account and the difference between the consideration and the carrying value is to be recorded in shareholders’equity, net of any tax effect.

A loan without a fixed maturity is to be considered as if it had been granted or received for a period of one year. Consequently, its fair value will be determined annually based on the present value of the expected cash flows from the loan, discounted at the interest rate applicable to the Company for each year.

The initial adoption of the standard had no material effect on the financial statements.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.	Disclosure of the effects of new Accounting Standards in the period prior to their adoption/Disclosure of the effects of a new Accounting Standard in the period prior to its adoption:

Disclosure of the effects of new Accounting Standards in the period prior to their adoption/Disclosure of the effects of a new Accounting Standard in the period prior to its adoption (cont.):

Accounting Standard No. 29 - Adoption of International Financial Reporting Standards (IFRS):

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)”(“Accounting Standard No. 29”).

International Financial Reporting Standards comprise standards and interpretations adopted by the International Accounting Standards Board, and include:

a)	International Financial Reporting Standards (IFRS)

b)	International Accounting Standards (IAS)

c)	Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by its predecessor, the Standing Interpretations Committee (SIC).

The Company will first present its financial position and operating results pursuant to IFRS in its interim financial statements as of March 31, 2008, with a date of transition to IFRS as of January 1, 2007 (“the transition date”). For purposes of the transition, the Company will adopt the provisions of IFRS 1, “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”).

Pursuant to Accounting Standard No. 29 and FAQ 6 of the Israel Securities Authority, the Company presents an opening balance sheet as of January 1, 2007, a balance sheet as of December 31, 2007 and an income statement for the year then ended, prepared in accordance with IFRS. The Company also presents reconciliations between the amounts reported under generally accepted accounting policies in Israel (“Israeli GAAP”) and amounts reported under IFRS on the transition date, as of December 31, 2007 and for the year then ended, as detailed in Note 23.

v.	Reclassification

Certain amounts from prior years have been reclassified to conform to the current period presentation.

The reclassification had no effect on previously reported net loss, shareholders’ equity or cash flows.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:	–	TRADE RECEIVABLES, NET

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31,
	2006	2007	2006	2007	2007
	Reported NIS				U.S. $
	(In thousands)

Open accounts (*)	(**)124,352	138,232	(**)141,222	160,547	41,744
Notes receivable	23,227	25,502	24,449	27,243	7,083

	147,579	163,734	165,671	187,790	48,827
Less - allowance for doubtful
debts	2,345	2,587	2,395	2,637	687

	145,234	161,147	163,276	185,153	48,140

(*)	For balances with shareholders and other related parties, see Note 19b.
(**)	Reclassified.

NOTE 4:	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31,
	2006	2007	2006	2007	2007
	Reported NIS				U.S. $
	(In thousands)

Employees	127	135	127	135	35
Government authorities	673	754	673	754	196
Deferred income taxes (*)	-	-	500	-	-
Prepaid expenses and Other receivables	1,505	1,002	2,274	1,657	431

	2,305	1,891	3,574	2,546	662

(*)	See Note 18f.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:	–	INVENTORIES

	The Company			Consolidated
	December 31,			December 31,			Convenience Translation (Note 2a) December 31,
	2006		2007	2006		2007	2007
	Reported NIS						U.S. $
	(In thousands)

a.

Raw materials	34,694		32,720	38,837		38,231	9,941
Supplies and packaging
materials	1,860	(*)	2,560	2,448	(*)	3,220	837
Work in progress	1,172		940	1,172		940	244
Finished products	14,375		6,449	15,468		7,258	1,887

	52,101		42,669	57,925		49,649	12,909
Raw materials in transit	14,000		5,500	14,000		5,500	1,430

	66,101		48,169	71,925		55,149	14,339

(*)	Reclassified-see note 2 g(1).

b.	For the year ended December 31, 2007 – Inventory impairment was recorded in the cost of sales in the amount of NIS 200,000.

NOTE 6:	–	INVESTMENT IN SUBSIDIARY AND AFFILIATED COMPANY

The movement in the investment during 2006 and 2007:

	The Company (**)		Consolidated (*)
	December 31,		December 31,		Convenience Translation (Note 2a) December 31,
	2006	2007	2006	2007	2007
	Reported NIS				U.S. $
	(In thousands)

Balance at the beginning of
the year	37,667	44,142	8,913	8,368	2,175

Movement during the year:
Equity in earnings (losses)	6,475	2,452	(545)	10	3
Dividend	-	(11,000)		-	-

Balance at the end of the year	44,142	35,594	8,368	8,378	2,178

(*)	The investment is in CD Packing Systems Ltd. (See note 1 b).
(**)	The investment is in CD Packing Systems Ltd. and in Tri-Wall Ltd.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

a.	Composition:

CONSOLIDATED

	Land and Buildings(***)	Machinery and equipment (**)		Motor vehicles and forklifts	Office furniture and equipment	Leasehold Improvements	Spare parts, die print/cut and pallets (****)		Total		Convenience translation (Note 2a)
	Reported NIS										Total U.S. $
	(In thousands)

Cost:
Balance as of January 1, 2007	5,343	340,040	(*)	5,976	21,803	10,143	13,435	(*)	396,740	(*)	103,156	(*)
Additions during the year	24	3,839	(*)	952	1,442	322	2,920		9,499	(*)	2,470
Disposals during the year	-	1,973		608	20	-	-		2,601		676

Balance at December 31, 2007	5,367	341,906		6,320	23,225	10,465	16,355		403,638		104,950

Accumulated depreciation:
Balance as of January 1, 2007	4,825	270,361		5,126	18,230	7,682	5,600	(*)	311,824		81,077	(*)
Additions during the year	46	17,212		352	847	663	2,800		21,920		5,699
Disposals during the year	-	1,973		568	19	-	-		2,560		666

Balance at December 31, 2007	4,871	285,600		4,910	19,058	8,345	8,400		331,184		86,111

Depreciated cost at December 31, 2007	496	56,306		1,410	4,167	2,120	7,955		72,454		18,839

Depreciated cost at December 31, 2006	518	69,679	(*)	850	3,573	2,461	7,835	(*)	84,916	(*)	22,079	(*)

(*)	Reclassified Intangible assets-see note 8.
(**)	Net of investment grant amounting to reported NIS 50,000 ($ 12,000) and reported NIS 210,000 as of December 31, 2006 and 2005, respectively.
(***)	Owned by the Group.
(****)	Reclassified spare parts, die print/cut and pallets.

b.	As for charges, see Note 16.

c.	Depreciation expenses amounted to reported NIS 21,920,000 ($ 5,699,000) reported NIS 20,178,000 and reported NIS 21,165,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:	–	PROPERTY AND EQUIPMENT, NET

a.	Composition:

THE COMPANY

	Machinery and equipment (**)		Motor vehicles and forklifts	Office furniture and equipment	Leasehold Improvements	Spare parts, die print/cut and pallets (***)		Total
	Reported NIS
	(In thousands)

Cost:
Balance as of January 1, 2007	314,442		5,126	20,473	4,406	13,555	(*)	358,002	(*)
Additions during the year	2,941		952	1,384	250	2,800		8,328
Disposals during the year	1,514		447	-	-	-		1,961

Balance at December 31, 2007	315,869		5,631	21,857	4,656	16,356		364,369

Accumulated depreciation:
Balance as of January 1, 2007	249,382		5,072	17,023	2,867	5,600	(*)	279,944
Additions during the year	16,220		352	678	358	2,800		20,408
Disposals during the year	1,514		407	-	-	-		1,921

Balance at December 31, 2007	224,008		5,017	17,701	3,226	8,400		298,431

Depreciated cost at December 31, 2007	51,781		614	4,158	1,430	7,955		65,938

Depreciated cost at December 31, 2006	64,362	(*)	842	3,365	1,534	7,955	(*)	78,058

(*)	Reclassified Intangible assets-see note 8.
(**)	Net of investment grant amounting to reported NIS 50,000 ($ 12,000) and reported NIS 210,000 as of December 31, 2006 and 2005, respectively.
(***)	Reclassified spare parts, die print/cut and pallets.

b.	As for charges, see Note 16.

c.	Depreciation expenses amounted to reported NIS 21,920,000 ($ 5,699,000) reported NIS 20,178,000 and reported NIS 21,165,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	INTANGIBLE ASSETS

ERP Assimilation:

The Company and Consolidated

	Costs December 31,	Convenience Translation (Note 2a) December 31,
	2007	2007
	Reported NIS	U.S. $
	In thousands

Costs:

Balance as of January 1, 2007	1,997	519

Additions during the year	130	34

Balance as of December 31, 2007	2,127	553

NOTE 9	–	SHORT-TERM CREDIT FROM BANKS

a.	Composition:

The Company and Consolidated

	Weighted interest rate		Unlinked		Convenience Translation (Note 2a)
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2007
	%		Reported NIS		U.S. $
			In thousands

Overdrafts	7.6	6.9	10	7	2

Short-term credit from
banks	6.0	5.5	7,635	16,896	4,393

			7,645	16,903	4,395

b.	As of December 31, 2007, the Group had authorized credit lines from several banks in the amount of reported NIS 3,000,000 ($ 780,000), which bear interest at the average rate of Prime +1.46%.

c.	As for charges to collateralize part of the short-term loans and credit, see Note 16.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	TRADE PAYABLES

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

Trade payables (*)	87,276	80,232	93,081	86,579	22,512
Notes payable	463	813	463	844	219

	87,729	81,045	93,544	87,423	22,731

(*)	For balances with shareholders and other related parties see note 19a.

NOTE 11	–	OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	The Company			Consolidated
	December 31,			December 31,			Convenience Translation (Note 2a) December 31, 2007
	2006		2007	2006		2007
	Reported NIS						U.S. $
	(In thousands)

Related company (*)	15,234		2,299	2,299		2,299	598
Liabilities to employees
and payroll accruals	8,690		8,050	12,011		11,769	3,060
Government authorities	1,385		1,385	1,830		1,899	494
Provision for tax	-		3,963	-		3,993	1,038
Accrued expenses	782		873	1,027		1,337	348
Derivative	-		537	-		537	140
Other	152		273	228		327	85

	26,243	(**)	17,463	17,395	(**)	22,161	5,762

(*)	See Note 19a.
(**)	Reclassified.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM BANKS

a.	Composition of long-term loans from banks.

The Company and Consolidated

			Convenience Translation (Note 2a)
	December 31,		December 31, 2007
	2006	2007
	Reported NIS		U.S. $
	(In thousands)

Banks	72,381	74,978	19,495
Less - current maturities	24,211	25,602	6,657

	48,170	49,376	12,838

As to pledges to secure these liabilities, see Note 16.

b.	The loans are classified by linkage terms and interest rates as follows:

The Company and Consolidated

	Weighted interest rate				Convenience Translation (Note 2a)
	December 31,		December 31,		December 31,
	2006	2007	2006	2007	2007
	%		Reported NIS		U.S. $
			(In thousands)

Unlinked	6.2	5.75	60,567	52,405	13,626
Linked to Israeli CPI	4.1	4.27	11,814	22,573	5,869

			72,381	74,978	19,495

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:	–	LONG-TERM LOANS FROM BANKS (CONT.)

c.	Repayment dates subsequent to the balance sheet date are as follows:

The Company and Consolidated

	December 31,		Convenience translation (Note 2a) December 31, 2007
	2006	2007
	Reported NIS		U.S. $
	(In thousands)

First year (current maturities)	24,211	25,602	6,657

Second year	19,851	19,380	5,038
Third year	13,572	15,406	4,006
Fourth year	9,418	11,941	3,105
Fifth year	5,329	2,649	689

	48,170	49,376	12,838

	72,381	74,978	19,495

NOTE 13:	–	FINANCIAL INSTRUMENTS

The Group’s activities expose it to various financial risks, such as credit risk and exchange rate risks. The Company’s comprehensive risk management program is focused on transactions to reduce to a minimum the possible negative effects on the Company’s financial performance.

a.	Credit risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Concentrations of credit risk with respect to trade receivables are limited due to the large number of entities comprising the Group’s customer base and their dispersion across many different industries. The Group performs ongoing credit evaluations of its debtors. In management’s estimations, the allowance for doubtful debts adequately covers anticipated losses in respect of its accounts receivable credits risks. Commencing January 1, 2005 the company has insured its trade receivables credit in a risk insurance which is limited to certain conditions.

The Group’s cash and cash equivalents(no material) are invested in deposits in major Israeli banks. Management believes that the financial institutions that hold the Group investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	FINANCIAL INSTRUMENTS (CONT.)

b.	Foreign currency exchange risk

The Company enters into call forwards contracts to hedge certain of its balance sheet exposure against changes in foreign currency exchange rates. Such exposure is a result of the portion of the Company’s liabilities being denominated in currencies other than NIS(mainly in USD). Management’s policy is to hedge projected transactions of raw materials import in U.S$ for the next year.

Total nominal amount of the open contracts is $25,120 thousand as of December 31, 2007.

Unrealized loss net after taxes recorded in 2007 was 392 thousands NIS and the derivative was 537 thousands NIS that was recorded in Other Account Payables.

All of the call forwards contracts are due until November 28, 2008.

c.	Interest rate risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s long-term debt obligations with floating interest rates. The Company’s exposure is to variable cash flows as a result of interest changes.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	FINANCIAL INSTRUMENTS (CONT.)

d.	Linkage terms of monetary balances

Consolidated

	December 31, 2006				December 31, 2007
	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total
	Reported NIS (In thousands)

Assets:
Cash and cash equivalents	-	509	1,311	1,820	-	92	2,430	2,522
Trade receivables	-	722	162,554	163,276	-	1,600	183,553	185,153
Other accounts receivable and prepaid expenses	673	-	2,901	3,574	754	-	1,792	2,546
Long-term accounts receivables	-	-	311	311	-	-	141	141

	673	1,231	164,695	166,599	754	1,692	187,916	190,362

Liabilities:
Short-term credit from banks and others	-	-	7,645	7,645	-	-	16,903	16,903
Trade payables	-	64,199	29,345	93,544	-	29,774	57,649	87,423
Other accounts payable and accrued expenses	-	-	17,395	17,395	-	-	22,161	22,161
Long-term loans from banks (including current
maturities)	11,814	-	60,567	72,381	22,573	-	52,405	74,978

	11,814	64,199	112,570	188,583	22,573	29,774	149,118	201,465

The Company

	December 31, 2006				December 31, 2007
	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total
	Reported NIS (In thousands)

Assets:
Cash and cash equivalents	-	348	5	353	-	92	1,655	1,747
Trade receivables	-	722	144,512	145,234	-	908	160,239	161,147
Other accounts receivable and prepaid expenses	673	-	1,632	2,305	754	-	1,137	1,891
Long-term accounts receivables	-	-	311	311	-	-	141	141

	673	1,070	146,460	148,203	754	1,000	163,172	164,926

Liabilities:
Short-term credit from banks and others	-	-	7,645	7,645	-	-	16,903	16,903
Trade payables	-	64,199	25,530	87,729	-	29,659	51,386	81,045
Other accounts payable and accrued expenses	-	-	26,243	26,243	-	-	17,463	17,463
Long-term loans from banks (including current
maturities)	11,814	-	60,567	72,381	22,573	-	52,405	74,978

	11,814	64,199	119,985	193,998	22,573	29,659	138,157	190,389

(*) mainly U.S Dollars.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:	–	FINANCIAL INSTRUMENTS (CONT.)

d.	Linkage terms of monetary balances (cont.)

	Consolidated
	December 31, 2007
	Linked to the Israeli Consumer Price Index	In or linked to foreign Currency(*)	Unlinked	Total
	Convenience translation into U.S. $ (Note 2a)
	(In thousands)

Assets:
Cash and cash equivalents	-	24	632	656
Trade receivables	-	416	47,724	48,140
Other accounts receivable and prepaid expenses	196	-	466	662
Long-term accounts receivables	-	-	37	37

	196	440	48,859	49,495

Liabilities:
Short-term credit from banks and others	-	-	4,395	4,395
Trade payables	-	7,742	14,989	22,731
Other accounts payable and accrued expenses	-	-	5,762	5,762
Long-term loans from banks (including current
maturities)	5,869	-	13,626	19,495

	5,869	7,742	38,772	52,383

(*) Mainly U.S. Dollars

NOTE 14:	–	ACCRUED SEVERANCE PAY, NET

a.	Severance pay and retirement grants:

Under Israeli law and valid labor agreements, the companies of the Group are required to make severance or current pension payments in addition to retirement grants to dismissed employees and to employees leaving employment under certain other circumstances.

These liabilities are covered by regular deposits with severance pay, pension funds and by the balance sheet accrual.

Employees dismissed before attaining retirement age are entitled to severance pay computed on the basis of their most recent salary. As for part of the Group’s employees – in the event that the amounts accumulated in the pension fund are insufficient to cover the severance pay computed as above – the Company and its subsidiary are to supplement the difference.

The companies’ employees are participants in a pension fund to which the companies make current monthly payments. The deposits relieve the companies of their severance pay liability regarding their portions deposits. The pension fund is external and independent of the Group.

Amounts deposited in severance pay funds, and related liabilities are not reflected in the balance sheet since the funds are not under the control of the Group.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:	–	ACCRUED SEVERANCE PAY, NET (CONT.)

b.	The amounts funded for compensation are deposited in some Central Funds for Compensation and with provident funds in the name of the employees. The amounts funded may be withdrawn provided that the provisions of the severance pay law are fulfilled.

c.	Below are the amounts for accrued severance pay.

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

Severance pay	7,344	6,413	10,333	9,673	2,515
Less - amounts funded	7,656	6,315	10,466	9,375	2,438

	(312)	98	(133)	298	77

NOTE 15:	–	CONTINGENT LIABILITIES AND COMMITMENTS

a.	An investee of a shareholder, who is also a supplier of raw materials, has a right of first refusal regarding the sale of part of the purchases of the Group’s raw materials for a period of ten years commencing October, 1998, which automatically renewed in October, 2007 for five years commencing October, 2008. The Group purchases raw materials from the investee of a shareholder in the ordinary course of business (see Note 19c. with respect to purchases from shareholders).

b.	The facilities that include offices and warehouses of the Group are rented under operating leases for various periods ending in 2016. Future minimum rental commitments under the non-cancelable leases are most linked to the Israeli CPI in effect as of balance sheet date, as follows:

	The Company	Consolidated	Convenience translation (Note 2a) U.S. $
	Reported NIS
	(In thousands)

For the years ending December 31,

2008	12,320	13,357	3,473
2009	12,152	13,075	3,400
2010	10,976	10,976	2,854
2011	64,060	64,060	16,656

	99,510	101,468	26,383

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15:	–	CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

b.	Consolidated:

Rent expenses amounted to approximately reported NIS 13,339,000 (3,468,279$) NIS 13,513,000 and NIS 13,815,000 for the years ended December 31, 2007, 2006 and 2005, respectively

The Company:

Rent expenses amounted to approximately reported NIS 12,247,000 ($3,184,347) NIS 12,337,000 and NIS 11,746,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

c.	The Company leases motor vehicles and motor forklifts under long-term operating lease agreements. The lease agreements expire on various dates ending in 2007 – 2012. The following is a schedule of future minimum lease payments under these agreements which are linked to the Israeli CPI and to the Euro in effect of balance sheet date, as follows:

	The Company	Consolidated	Convenience translation (Note 2a) U.S. $
	Reported NIS
	(In thousands)

For the years ending December 31,

2008	1,976	2,308	600
2009	1,483	1,723	448
2010	822	1,006	261
2011	406	461	120

	4,687	5,499	1,430

d.	At the end of September 2007, the Company received a demand from the municipality of Netanya for a payment in the amount of NIS 1,840 thousand (including interest and linkage differences of NIS 663 thousand) based on a reassessment of real estate taxes for 2000-2007, in respect of the Company’s manufacturing plant in Netanya. The Company submitted an objection to the demand, which objection the municipality has rejected. The Company has filed an appeal on the rejection. The Company’s management believes, based on the opinion of its legal advisors, that there is likelihood that the municipality will succeed in its demand. The financial statements include a provision for damage that management believes is sufficient in these circumstances.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:	–	CHARGES (ASSETS PLEDGED)

a.	As collateral for the Group’s liabilities to banks and to the State of Israel, a fixed charge was placed, in an unlimited amount, on any unpaid share capital, equipment, machinery, insurance rights and the shares of Tri-Wall, and a floating charge was placed on all the other properties of the Group’s plants and the assets.

b.	Liabilities secured by pledges are as follows:

The Company and Consolidated

			Convenience translation (Note 2a)
	December 31,		December 31, 2007
	2006	2007
	Reported NIS		U.S. $
	In thousands

Short-term loans and credit	7,645	16,903	4,395
Long-term liabilities including current
maturities	72,381	74,978	19,495

	80,026	91,881	23,890

NOTE 17:	–	SHARE CAPITAL

a.

	December 31, 2007		December 31, 2006
	Authorized	Issued and Outstanding (*)	Authorized	Issued and Outstanding (*)
	Number of shares

Ordinary shares of NIS
1 par value each	10,000,000	1,739,937	10,000,000	2,400,187

(*)	As of December 31, 2006 and 2007, the Company’s treasury shares are 119,813 and 780,063, respectively, of the Ordinary shares at a cost of NIS 4,258,000 and NIS 27,565,000 which is shown as a deduction in shareholders’ equity.

The Ordinary shares confer upon their holders the right to participate and vote in the general meetings, the right to receive dividends and the right to a share in excess of assets upon liquidation of the Company.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:	–	SHARE CAPITAL (CON.)

b.	1.	In its meeting dated March 5, 2007, the Company’s Board of Directors resolved to purchase 522,350 shares held by Ampal and 137,900 shares held by Shenhav family. In addition, the transaction to purchase the shares of Ampal was ratified in the general meeting held on April 15, 2007.

2.	In May, Ampal and the Shenhav family transferred all their shares held to the Company.

3.	Following the consummation of these transactions, the new holding percentages are American Israeli Paper Mills Ltd. (“AIPM”) 36.2%, Kraft group 49.6% and the public holds 14.2%.

c.	Dividends:

Dividends declared on the Ordinary shares will be paid in NIS. Dividends paid to shareholders outside Israel will be converted into dollars, on the basis of the exchange rate prevailing at the date of payment.

NOTE 18:	–	TAXES ON INCOME

a.	The laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI.

The Law for the Encouragement of Capital Investments, 1959 (“the Law”):

According to the law, the companies are entitled to various tax benefits by virtue of the “approved enterprise” status granted to part of their enterprises, defined by this law. The principal benefit is:

In 1997, the production facilities of the Company’s subsidiary, Tri-wall, have been granted the status of an “approved enterprise” under the Law of the Encouragement of Capital Investments, 1959. Tri-wall has elected the alternative benefits, waiving grants in return for tax exemption. In accordance with this Law, the income from the approved enterprise will be exempt from tax for a period of two years and for the remaining benefit period will be subject to a reduced tax rate of 25%. The total benefit period is for ten years, commencing with the first year in which taxable income is generated, but limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier (“benefit period”).

During 2003, Tri-Wall received final approval of implementation of the investment program.

Due to the losses for tax purposes incurred by the Parent Company, the tax benefit period for the approved enterprise program has not yet commenced.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

a.	The laws applicable to the Group companies (cont.):

If dividends are distributed out of tax exempt profits, the Company will then become liable for tax and the rate applicable from its profits of the approved enterprise in the year in which the income is earned, as if it had not chosen the alternative track of benefits. The Company’s policy is not to distribute dividends out of these profits.

Conditions for the entitlements to the benefits:

The above benefits are conditional upon the fulfillment of the conditions stipulated by the Law, regulations published there under and the letters of approval for the specific investment in the approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, including interest. The management believes that the Companies are meeting the afore-mentioned conditions.

b.	The Law for the Encouragement of Industry (“Taxation”), 1969:

The Company and its subsidiary are “industrial companies”, as defined by this law. Accordingly by virtue of regulations published, the companies have claimed, a deduction for accelerated depreciation on equipment used in industrial activity, as determined in the regulations effective under the Inflationary Law.

The Company and Tri-Wall are being assessed together for tax purposes

c.	Capital gains/losses:

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003, (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains for an indefinite period. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

d.	Changes in the tax laws applicable to the Company:

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

e.	Tax assessments:

The Company and Tri-Wall had Final tax assessments up to and including the 2003 tax year.

f.	Tax rates applicable to the income of the Group companies:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%,2007-29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

g.	Deferred taxes:

1.	Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

Deferred tax assets:
Cumulative other
comprehensive income	-	145	-	145	38
Tax loss carry forward	4,588	-	4,589	-	-
Provision for employee
rights	1,160	1,014	1,705	1,600	417
Allowance for doubtful debts	680	698	693	712	185

Net deferred tax assets	6,428	1,857	6,987	2,457	640

Deferred tax liabilities:
Depreciable property and
equipment	(15,224)	(8,031)	(15,823)	(9,071)	(2,359)

Net deferred tax liabilities	(8,796)	(6,174)	(8,836)	(6,614)	(1,719)

(*) Deferred taxes computed at weighted tax rate of approximately 27%.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

g.	Deferred taxes (cont.):

2.	Deferred income taxes are presented in the balance sheet as follows:

	The Company		Consolidated
	December 31,		December 31,		Convenience Translation (Note 2a) December 31, 2007
	2006	2007	2006	2007
	Reported NIS				U.S. $
	(In thousands)

In other accounts receivable
and prepaid expenses	-	-	500	-	-
As long-term liabilities	(8,796)	(6,174)	(9,336)	(6,614)	(1,719)

	(8,796)	(6,174)	(8,836)	(6,614)	(1,719)

h.	The movement in deferred taxes during 2007:

Consolidated:

Reported NIS in thousands

Balance at the beginning of the year	(8,836)
Deferred taxes resulting from cumulative other comprehensive income	145

Income taxes resulting from changes in deferred taxes	2,077

Balance at the end of the year	(6,614)

The movement in deferred taxes during 2007:

The Company:

Reported NIS in thousands

Balance at the beginning of the year	(8,796)
Deferred taxes resulting from cumulative other comprehensive
income	145

Income taxes resulting from changes in deferred taxes	2,477

Balance at the end of the year	(6,174)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

i.	Income tax reconciliation:

The reconciliation of the theoretical tax expense assuming all income is taxed at the statutory rate, applicable to corporate tax in Israel and the actual tax expense is as follows:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	In thousands

Income before taxes on income	1,044	14,738	9,679	2,516

Theoretical tax expense computed at the
Israeli statutory tax rate: 2005 - 34% ,
2006 - 31%, 2007 - 29%	355	4,569	2,807	730

Increase (decrease) in income taxes
resulting from:

Tax adjustments in respect of inflation in
Israel and others	(521)	-	(290)	-

Adjustment of deferred tax due to change in
tax rate	(660)	-	-	-

Non-deductible expenses (tax exempt income)
and others, net	86	(232)	41	(65)

Adjustment to other income with low tax
rate or tax exempt income	-	(940)	-	-

Increase (decrease) in tax expense due to
reduced tax rates in companies which
were granted approved enterprise status	(7)	-	-	-

Depreciation of capital lease from previous
years	(642)	(642)	(642)	(167)

Actual taxes on income	(1,389)	2,755	1,916	498

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

i.	Income tax reconciliation (cont):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	In thousands

Income before taxes on income (loss)	(4,027)	5,973	6,807

Theoretical tax expense computed at the Israeli statutory tax
rate: 2005 - 34% , 2006 - 31%, 2007 - 29%	(1,369)	1,852	1,974

Increase (decrease) in income taxes resulting from:

Tax adjustments in respect of inflation in Israel and others	(143)	-	(290)

Adjustment of deferred tax due to change in tax rate	-	-	-

Non-deductible expenses (tax exempt income) and others, net	(222)	(200)	-

Adjustment to other income with low tax rate or tax exempt income	-	-	-

Increase (decrease) in tax expense due to reduced tax rates in
companies which were granted approved enterprise status	-	-	-

Depreciation of capital lease from previous years	(642)	(642)	(642)

Actual taxes on income	(2,376)	1,010	1,486

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:	–	TAXES ON INCOME (CONT.)

j.	Taxes on income (tax benefit) included in the statements of operations:

Consolidated

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	In thousands

Deferred income taxes, net	(880)	2,591	(2,077)	(540)
Current taxes	151	164	3,993	1,038
Adjustment	(660)	-

	(1,389)	2,755	1,916	498

The Company

	Year ended December 31,
	2005	2006	2007
	Reported NIS In thousands

Deferred income taxes, net	2,376	1,010	(2,477)
Current taxes	-	-	3,963

	2,376	1,010	1,486

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Current liabilities to related parties:

Consolidated

						Convenience translation (Note 2a)
				December 31,		December 31, 2007
				2006	2007
		Linkage terms	Interest rate	Reported NIS		U.S $
				(In thousands)

1.	Trade payables:
	Shareholder	U.S. $	Interest free	50,644	18,039	4,690
		Unlinked	Interest free	-	26,772	6,961
	Related companies
	of a shareholder	Unlinked	Interest free	-	104	27

2.	Other accounts
	payable and
	accrued expenses:

	Related companies	Unlinked	Interest prime	12,935	2,299	598

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

a.	Current liabilities to related parties:

The Company

						Convenience translation (Note 2a)
				December 31,		December 31, 2007
		Linkage terms	Interest rate	2006	2007
				Reported NIS		U.S. $
				(In thousands)

1.	Trade payables:
	Shareholder	U.S.$	Interest free	50,644	18,039	4,690
		Unlinked	Interest free	-	26,772	6,961
2.	Other accounts
	payable and
	accrued expenses:

	Related companies
	of a shareholder	Unlinked	Interest prime	12,935	2,299	598

b.	Current receivables from related parties:

Consolidated and the Company:

					Convenience translation (Note 2a)
			December 31,		December 31, 2007
	Linkage terms	Interest rate	2006	2007
			Reported NIS		U.S. $
			(In thousands)

Trade receivables:

Related parties	Unlinked	Interest free	5,486	9,998	2,600
Related parties	Unlinked	Interest free	-	2,928	761

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

c.	Transactions with related parties:

The Company sells to, shareholders, investees of a shareholder and purchases raw materials from investees of a shareholder and shareholders. The terms of these transactions do not differ materially from similar transactions with third parties. The sales, purchases and other transactions are as follows:

				Convenience translation (Note 2a)
	Investees of a shareholder	Shareholders	Total	Total
	Reported NIS			U.S. $
	(In thousands)

In 2007:

Expenses:
Purchases of raw materials	2,204	148,245	150,449	39,118
Financing	-	(983)	(983)	(256)

	2,204	147,262	149,466	38,862

Sales	23,622	5,620	29,242	7,603

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:	–	TRANSACTIONS AND BALANCES WITH RELATED PARTIES (CONT.)

d.	Transactions with related parties (cont.):

	Investees of a shareholder	Shareholders	Total
	Reported NIS
	(In thousands)

In 2006:
Expenses:
Purchases of raw materials	79,173	73,748	152,291
Financing	(1,020)	(1,766)	(2,786)

	78,153	71,982	150,135

Sales	17,071	5,252	22,323

	Investees of a shareholder	Shareholders	Total
	Reported NIS
	(In thousands)

In 2005:
Expenses:
Purchases of raw materials	59,946	71,683	131,629
Financing	1,452	760	2,212

	61,398	72,443	133,841

Sales	9,855	4,465	14,320

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS

a.	Cost of revenues:

Consolidated:

						Convenience Translation (Note 2a)
						Year ended December 31, 2007 U.S. $
	Year ended December 31,
	2005		2006		2007
	Reported NIS
	(In thousands)

Raw Materials	251,647		256,079		291,924	75,903
Salaries, wages and employee benefits	57,803		55,482		57,507	14,952
Subcontracted work	3,673		1,342		1,399	364
Other manufacturing costs	38,542	(*)	36,768	(*)	36,558	9,505
Depreciation	20,062	(*)	19,445	(*)	21,121	5,492

	371,727		369,116		408,509	106,216

Decrease (increase) in work in progress	(644)		618		232	60
Decrease (increase) in finished products	(2,910)		(930)		8,210	2,136

	368,173		368,804		416,951	108,412

(*) Reclassified see note 2(g)1

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

a.	Cost of revenues:

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(In thousands)

Raw Materials	210,537	224,680	257,839
Salaries, wages and employee benefits	38,240	40,472	42,120
Subcontracted work	2,233	1,450	1,544
Other manufacturing costs(*)	30,912	32,818	32,989
Depreciation(*)	16,972	18,232	19,729

	298,894	317,652	354,221
Decrease (increase) in work in progress	(295)	618	232

Decrease (increase) in finished products	(2,638)	(540)	7,926

	295,961	317,730	362,379

(*) Reclassified see note 2(g)1

b.	Selling and marketing expenses:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Salaries and employee benefits	5,938	6,302	6,335	1,647
Advertising expenses	162	160	240	62
Depreciation	132	33	60	16
Transportation and other	15,112	16,865	17,550	4,563

	21,344	23,360	24,185	6,288

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

b.	Selling and marketing expenses (cont.):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(In thousands)

Salaries and employee benefits	2,877	3,848	3,924
Advertising expenses	66	111	183
Depreciation	96	22	-
Transportation and other	13,570	16,444	17,057

	16,609	20,425	21,164

c.	General and administrative expenses:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Salaries and employee benefits	9,670	9,199	9,029	2,348
Depreciation	971	700	739	192
Office maintenance and other expenses (**)	7,035	6,550	6,853	1,782

	17,676	16,449	16,621	4,322

(**) Including doubtful and bad debts expenses.	95	310	242	63

As for purchases from major suppliers (related parties), see Note 19c.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

c.	General and administrative expenses (cont.):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(in thousands)

Salaries and employee benefits	6,599	6,953	6,663
Depreciation	842	650	679
Office maintenance and other expenses (**)	5,633	5,542	5,953

	13,074	13,145	13,295

(**) Including doubtful and bad debts expenses.	83	310	242

As for purchases from major suppliers (related parties), see Note 19c.

d.	Financial expenses, net:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Financial expenses:
Interest expenses and
exchange differentials and
bank charges:
On short-term credit	4,098	1,518	1,055	274
On long-term loans	3,322	3,648	5,057	1,315

	7,420	5,166	6,112	1,589

Financial income:
Interest income and
exchange differentials	(50)	(3,304)	(1,783)	(463)

	7,370	1,862	4,329	1,126

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

d.	Financial expenses, net:

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(in thousands)

Financial expenses:
Interest expenses and exchange differentials and
bank charges:
On short-term credit	4,721	1,471	1,448
On long-term loans	3,323	3,648	5,507

	8,044	5,119	6,505

Financial income:
Interest income and exchange differentials	(221)	(2,462)	(1,783)

	7,823	2,657	4,722

e.	Other income, net:

Consolidated:

				Convenience Translation (Note 2a)
	Year ended December 31,			Year ended December 31, 2007
	2005	2006	2007
	Reported NIS			U.S. $
	(In thousands)

Capital gain on sale of property and equipment	272	5,307	235	61

Management fees from subsidiary	-	-	102	27

	272	5,307	337	88

In January 2006, the Company’s Subsidiary-“Tri-Wall” sold to a third party real estate in Netanya in consideration of NIS 4.9 million (net of expenses), resulting in a gain before taxes of approximately NIS 4.8 million to the subsidiary (gain after taxes- NIS 4 million).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:	–	SUPPLEMENTARY INFORMATION TO THE STATEMENTS OF OPERATIONS (CONT.)

e.	Other income, net (cont.):

The Company:

	Year ended December 31,
	2005	2006	2007
	Reported NIS
	(in thousands)

Capital gain on sale of property and equipment	224	98	178

Management fees	2,160	2,142	1,967

	2,384	2,240	2,145

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	–	OPERATING SEGMENTS DATA

The Company operates in three operating segments, the manufacturing of shipping containers, corrugated cardboard panels and other types of paper consumer packaging, (see Note 1a. for a brief description of the Company’s business) and follows the requirements of Accounting Standard No. 11 Segment Reporting. Starting from January 1, 2006, the Company operates in two operating segments: manufacturing of shipping containers and packaging wooden pallets and boxes as a result of transaction mentioned in note 1 b.

	Year ended December 31, 2005
	Shipping containers	Consumer packaging products	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS (In thousands)

Revenues:
Sales to external customers	315,541	32,590	67,204	-	415,335
Intersegment sales	11,515	1,345	4,358	(17,218)	-

Total revenues	327,056	33,935	71,562	(17,218)	415,335

Segments operating income	1,412	(435)	7,165		8,142

Financial income (expenses),net	(7,823)	93	360		(7,370)

Other income, net					272
Tax benefit					1,389
Minority interest in losses
of a subsidiary					14

Net income					2,447

Assets and liabilities:

Segments assets	251,356	24,672	34,423		310,451

Total assets					310,451

Segments liabilities	166,095	7,570	12,205		185,870

Total liabilities					185,870

Capital investments (*)	21,053	121	870		22,044

Depreciation (*)	17,871	1,925	1,369		21,165

(*)Reclassified-see note 2 g(1).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	–	OPERATING SEGMENTS DATA (CONT.)

	Year ended December 31, 2006
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS (In thousands)

Revenues:

Sales to external customers	349,440	70,466	-	419,906
Intersegment sales	8,250	3,701	(11,951)	-

Total revenues	357,690	74,167	(11,951)	419,906

Segments operating income	6,390	4,903	-	11,293

Financial income (expenses),
net	(1,986)	124	-	(1,862)

Other income, net				5,307
Taxes on income				(2,755)
Equity in losses of an
affiliated company				(545)

Net income				11,438

Assets and liabilities:

Segments assets	297,203	36,735		333,938

Total assets				333,938

Segments liabilities	187,298	10,621		197,919

Total liabilities				197,919

Capital investments (*)	16,214	3,421		19,635

Depreciation (*)	18,904	1,274		20,178

(*) Reclassified-see note 2 g(1).

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:	–	OPERATING SEGMENTS DATA (CONT.)

	Year ended December 31, 2007
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total	Convenience translation (note 2a)
	Reported NIS (In thousands)				U.S. $

Revenues:

Sales to external customers	398,089	73,339	-	471,428	122,576
Inter-segment sales	8,133	1,981	(10,114)	-	-

Total revenues	406,222	75,320	(10,114)	471,428	122,576

Segments operating income	9,384	4,287	-	13,671	3,554

Financial income (expenses), net	(4,722)	393	-	(4,329)	(1,126)

Other income, net				337	88
Taxes on income				(1,916)	(498)
Equity in earnings of an
affiliated company				10	3

Net income				7,773	2,021

Assets and liabilities:

Segments assets	284,741	43,729		328,470	85,404

Total assets				328,470	85,404

Segments liabilities	196,160	12,217		208,377	54,180

Total liabilities				208,377	54,180

Capital investments	8,458	1,171		9,629	2,503

Depreciation	20,408	1,512		21,920	5,699

For each of the years ended December 31, 2005, 2006 and 2007 more than 90% of the Company’s revenues were derived from customers located in Israel.

All long-lived assets are located in Israel.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

Starting January 2008, the Company will adopt IFRS in its financial statements effective January 1, 2007.

Pursuant to the provisions of Accounting Standard No. 29 and FAQ 6 of the Israel Securities Authority, the Company presents an opening balance sheet as of January 1, 2007, a balance sheet as of December 31, 2007 and an income statement for the year then ended, prepared in accordance with IFRS. The Company also presents reconciliations between reporting according to generally accepted accounting principles in Israel (“Israeli GAAP”) and reporting according to IFRS as of January 1, 2007 (the transition date), as of December 31, 2007 and for the year then ended.

According to IFRS 1, the adoption of IFRS in the opening balance sheet as of the transition date will be done retrospectively.

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

Consolidated:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash
equivalents		1,820	-	1,820	2,522	-	2,522
Trade receivables		163,276	-	163,276	185,153	-	185,153
Other accounts
receivable	d	3,574	(500)	3,074	2,546	-	2,546
Inventories		71,925	-	71,925	55,149	-	55,149

		240,595	(500)	240,095	245,370	-	245,370

NON-CURRENT ASSETS:
Accounts receivables		311	-	311	141	-	141
Severance pay fund,net	1e	133	1,330	1,463	-	623	623
Investment in
affiliated company	3d	8,368	363	8,731	8,378	273	8,651
Fixed assets, net		84,916	-	84,916	72,454	-	72,454
Intangible assets		1,997	-	1,997	2,127	-	2,127

		95,725	(807)	97,418	83,100	896	83,996

Total assets		336,320	1,193	337,513	328,470	896	329,366

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS (cont.):

Consolidated:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and
others		31,856	-	31,856	42,505	-	42,505
Trade payables		93,544	-	93,544	87,423	-	87,423
Other accounts payable
and accrued expenses	3e	17,395	(550)	16,845	22,161	(441)	21,720

		142,795	(550)	142,245	152,089	(441)	151,648

NON-CURRENT LIABILITIES:
Loans from banks and
others		48,170	-	48,170	49,376	-	49,376
Employee benefit
liabilities		-	-	-	298	(298)	-
Deferred taxes	2e	9,336	20	9,356	6,614	345	6,959

		57,506	20	57,526	56,288	47	56,335

Total liabilities		200,301	(530)	199,771	208,377	(394)	207,983

EQUITY:
Issued capital		23,716	-	23,716	23,716	-	23,716
Share premium		45,413	-	45,413	45,413	-	45,413
Other comprehensive
income		-	-	-	(392)	-	(392)
Retained earnings	c	71,148	1,723	72,871	78,921	1,290	80,211
Less - treasury shares		(4,258)	-	(4,258)	(27,565)	-	(27,565)

Total equity		336,320	1,193	337,513	328,470	896	329,336

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS (cont.):

The Company:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash
equivalents		353	-	353	1,747	-	1,747
Trade receivables		145,234	-	145,234	161,147	-	161,147
Other accounts
receivable		2,305	-	2,305	1,891	-	1,891
Inventories		66,101	-	66,101	48,169	-	48,169

		213,993	-	213,993	212,954	-	212,954

NON-CURRENT ASSETS:
Accounts receivables		311	-	311	141	-	141
Severance pay fund,
net	1e	312	880	1,192	-	403	403
Investment in
affiliated company	3d	44,142	693	44,835	35,594	583	36,177
Fixed assets, net		78,058	-	78,058	65,938	-	65,938
Intangible assets		1,997	-	1,997	2,127	-	2,127

		124,820	1,573	126,393	103,800	986	104,786

Total assets		338,813	1,573	340,386	316,754	986	317,740

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

a.	Reconciliation of balance sheets from Israeli GAAP to IFRS (cont.):

The Company:

		January 1, 2007			December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS	Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Credit from banks and
others		31,856	-	31,856	42,505	-	42,505
Trade payables		87,729	-	87,729	81,045	-	81,045
Other accounts payable
and accrued expenses	3e	26,243	(550)	25,693	17,463	(441)	17,022

		145,828	(550)	145,278	141,013	(441)	140,572

NON-CURRENT LIABILITIES:
Loans from banks and
others		48,170	-	48,170	49,376	-	49,376
Employee benefit
liabilities		-	-	-	98	(98)	-
Deferred taxes	2e	9,796	400	10,196	6,174	235	6,409

		56,966	400	57,366	55,648	137	55,785

Total liabilities		202,794	(150)	202,644	196,661	(304)	16,357

EQUITY:
Issued capital		23,716	-	23,716	23,716	-	23,716
Share premium		45,413	-	45,413	45,413	-	45,413
Other comprehensive
income		-	-	-	(392)	-	(392)
Retained earnings	c	71,148	1,723	72,871	78,921	1,290	80,211
Less - treasury shares		(4,258)	-	(4,258)	27,565	-	27,565

Total equity		136,019	1,573	137,592	120,093	986	121,079

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

b.	Reconciliation of profit and loss from Israeli GAAP to IFRS:

Consolidated:

		Year ended December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands (except per share data)

Revenues from sales	j	471,428	102	471,530

Total revenues		471,428	102	471,530

Cost of sales		416,951	(1,362)	415,589

Total cost of sales		416,951	(1,362)	415,589

Gross profit		54,477	1,464	55,941

Selling and marketing expenses		24,185	-	24,185
General and administrative expenses
Other expenses		16,621	-	16,621

Operating income		13,671	1,464	15,135

Other income, net		337	(102)	235
Financial income	f	-	(1,783)	(1,783)
Financial expenses		4,329	1,783	6,112

Income before taxes on income		9,679	1,362	11,061
Taxes on income (tax benefit)		1,916	345	2,261

Income after taxes on income		7,763	1,017	8,780
Equity in earnings (losses) of
affiliates, net		10	273	283

Net income (loss)		7,773	1,290	9,063

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

b.	Reconciliation of profit and loss from Israeli GAAP to IFRS (cont.):

The Company:

		Year ended December 31, 2007
		Israeli GAAP	Effect of transition to IFRS	IFRS
	Note	NIS in thousands (except per share data)

Revenues from sales	j	406,222	102	406,324

Total revenues		406,222	102	406,324

Cost of sales		362,379	(1,162)	361,217

Total cost of sales		362,379	(1,162)	361,217

Gross profit		43,843	1,264	48,107

Selling and marketing expenses		21,164	-	21,164
General and administrative expenses		13,295		13,295
Other expenses		-	-	-

Operating income		9,384	1,264	10,648

Other income, net		2,145	(102)	2,043
Financial income	f	-	(1,783)	(1,783)
Financial expenses		4,722	1,783	6,505

Income before taxes on income		6,807	1,162	6,919
Taxes on income (tax benefit)		1,486	455	1,941

Income after taxes on income		5,321	707	6,028
Equity in earnings (losses) of
affiliates, net		2,452	583	3,035

Net income (loss)		7,773	1,290	9,063

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

c.	Reconciliation of the statements of change in shareholders' equity from Israeli GAAP to IFRS

		NIS in thousand	Note

1.	Retained earnings
	Retained earnings at December 31, 2007 according to ISGAAP	78,921
	Employee benefit liabilities	686	e2
	Social security costs	331	e3
	Affiliate company	273	e1

	Retained earning at f December 31, 2007 according to IFRS	80,211

	Retained earning at January 1, 2007 according to ISGAAP	71,148
	Employee benefit liabilities	948
	Social security costs	412
	Affiliate company	363

	Retained earning at f December 31, 2007 according to IFRS	72,871

d.	Deferred taxes:

According to Israeli GAAP, deferred taxes in a total of approximately NIS 500 thousand were presented in current assets under other accounts receivable. Upon the transition to IFRS and according to IAS 12, “Income Taxes”, the balances of deferred taxes are presented in long-term investments and liabilities, respectively.

e.	Employee benefits:

According to Israeli GAAP, the severance pay liability is measured based on the employee’s last monthly salary multiplied by the number of employment years at each balance sheet date using the shut down method and severance pay funds are measured at their redemption values at each balance sheet date.

1.	According to IAS 19, “Employee Benefits”, the Company’s and affiliates benefit plan is considered a Defined benefit plan and requires it to present the severance pay liability on an actuarial basis. The actuarial calculation takes into consideration future salary increases and the percentage of employee retirement based on the evaluation of payment timing.

The employee benefit plan assets are measured at fair value.

The actuarial Liabilities were based on Governments bonds interest, because the Company believes that there is no wide market for Concerns’ bonds in Israel.

The capitalization interest issue is being examined and it might be decided that the proper capitalization interest in Israel should be based on Concerns’ bonds.

If this decision will be taken the numbers that were calculated and considered in this note will be effected due to calculations based on higher interest rate. It will cause a decrease in the actuarial Liabilities in the one hand and increase in the current finance expenses related to actuarial Liabilities on the other hand.

2.	Upon the transition to IFRS, the balance of accrued severance pay has decreased by approximately NIS 859 thousand, the employee benefit and remuneration plan assets have decreased by approximately NIS 1,361 thousand and the deferred tax reserve has increased by approximately NIS 560 thousand in such a manner that the net difference between the net liability as of December 31, 2007 amounts to a decrease of approximately NIS 1,660 thousand (net of income taxes of approximately NIS 560 thousand).

3.	Employees provision for vacation is differed in IFRS since according to ISGAAP social security cost part of the provision.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

f.	Financial income and expenses:

According to Israeli GAAP, financial income and expenses, net are presented in the income statement. According to IFRS, financial should be disclosed separately from financial expenses in the income statement and accordingly, the Company recorded financial expenses of approximately NIS 6,112 thousand and financial income of approximately NIS 1,783 thousand for the year ended December 31, 2007.

g.	According to ISGAAP all other income are recorded in the net income, whereas in the IFRS only capital gain should be recorded in the net income.

NOTE 23:	SUBSEQUENT EVENTS

a.	In April 2008, The Company decided to file a law suit against a certain supplier as a result of his failure to provide the Company an ERP system. The Company, based on its legal counsel opinion, believes that all direct costs paid to the supplier, in the amount of NIS 1,706 thousands will be returned in a very high probability, and all indirect costs have decent chances to be repaid. As a result in the Company recorded a long term receivable in the amount of NIS 1,706 thousands, regarding the direct amount to be receivable in the law suit, and impairment of intangible asset in the amount of NIS 2,127 thousands in the financial statement of March 31, 2008.

b.	In April 2008, as a result of a fire in the Company’s Ashkelon site, 11 machines and inventory burned down completely including the site facility. The Company estimates the damages in approximately. $1.5 million. The Company is insured against all risks of physical loss or damage. The sum of all losses or damages includes also any delays penalties element of loss. The Company’s insurance policy includes a self – participation in the amount of $ 175 thousands.

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LIST OF SUBSIDIARY & AFFILIATED

	Ownership	Control
Name of company	As of December 31, 2006

Subsidiary:

Tri-Wall Containers (Israel) Ltd.	100%	100%

Affiliated:

Frenkel-C.D.	27.85%	27.85%

Inactive companies:

Plaro Container Systems (1989) Ltd.
Tri-Wall Pallets (1973) Ltd.

Brightman Almagor Haifa Office 5 Ma’aleh Hashichrur St. Haifa, 33284 Israel

Date: Our ref:	June 22, 2008 435682	Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.com

To:	Mondi Business Paper Hadera Ltd. Hadera

Gentlemen,

Re:     US GAAP Adjustments Report as of December 31, 2007

Pursuant to your request and as the independent accountants of Mondi Business Paper Hadera Ltd. (“the Company”), we have audited the Company’s US GAAP Adjustments Report as of December 31, 2007 and 2006 and for the three years ended December 31, 2007 (“the Report”). The Report, which is enclosed herewith, marked by our Firm’s identification seal, is Company’s management responsibility.

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

In our opinion, the Report referred to above present fairly, in all material respects, the material differences between generally accepted accounting principles in Israel and generally accepted accounting principles in the United States of America as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007.

Sincerely,

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Audit • Tax • Consulting • Financial Advisory •	A member firm of Deloitte Touche Tohmatsu

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2007

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Israel. The following describes the effects on the Company’s consolidated financial statements had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

A.	Relevant Recent accounting pronouncements by the FASB

	1.	SFAS No. 157 - Fair Value Measurements

In September 2006, the Financial Accounting Standards’ Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company does not expect the adoption will have material impact on its consolidated financial statements.

	2.	SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008.

The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

1

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2007

3.	SFAS No. 141 (revised 2007) - Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited.

The Company does not expect the adoption of SFAS No. 141 will have significant impact on its consolidated financial statement

4.	SFAS No. 160 – Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement

2

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2007

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

Through December 31, 1993, the financial statements of the Company, presented in NIS values adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the dollar were also used for the purposes of reporting in conformity with U.S. GAAP applicable to entities operating in hyper-inflationary economic environments, as prescribed by Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”). Since the inflation rate in Israel has decreased considerably, the Company decided that for reporting purposes, commencing in 1994, it would implement the rules relating to economies no longer considered hyper- inflationary in accordance with U.S. GAAP.

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

As to the effect of application of these rules - see E below.

As to the discontinuance of the adjustment of the financial statements under Israeli GAAP, to the exchange rate of the dollar as from January 2004, see Note 2A to the financial statements.

D.	Selected Balance Sheet Items

	As of December 31, 2007

			As per US
	As reported	Adjustment	GAAP

	NIS in thousands

Other assets - Goodwill	3,177	2,301	5,478

Shareholders’ equity	107,281	(2,238)	105,043

3

Mondi Business Paper Hadera Ltd.

US GAAP Adjustments Report
As of December 31, 2007

D.	Selected Balance Sheet Items (Cont)

	As of December 31, 2006

	As reported	Adjustment	As per US GAAP

	NIS in thousands

Other assets - Goodwill	3,177	2,301	5,478

Shareholders’ equity	88,062	(1,785)	86,277

E.	Selected Statements of Operation Items

	Year ended December 31,

	2007	2006	2005

	NIS in thousands

Net income (loss) under Israeli GAAP	18,290	(7,719)	(3,406)
Effect of material differences between Israeli GAAP and US GAAP:
Change in basis of measurement from adjusted NIS to nominal NIS	200	140	188
Amortization of goodwill	-	-	623
Deferred taxes	276	(207)	(216)

Net income (loss) under US GAAP	18,766	(7,786)	(2,811)

F.	Changes in Shareholders’ Equity in Accordance with US GAAP

	NIS in thousands

	2007	2006	2005

Shareholders’ equity under US GAAP as of January 1,	86,277	94,063	96,874
Net income (loss) for the year under US GAAP	18,766	(7,786)	(2,811)

Shareholders’ equity under US GAAP as of December 31,	105,043	86,277	94,063

David Muhlgay	A. Solel	Z. Livnat
Financial Director	General Manager	Vice Chairman
of the Board of Directors

4

Brightman Almagor Zohar 5 Ma’aleh Hashichrur St. Haifa 33284 P.O.B. 5648 Haifa 31055 Israel

Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

Date: Our ref:	June 22, 2008 435644

To:	Hogla–kimberly Ltd. Ramla

Gentlemen,

Re:     US GAAP Adjustments Report as of December 31, 2007

Pursuant to your request and as the independent accountants of Hogla-Kimberly Ltd. (“the Company”), we have audited the Company’s US GAAP Adjustments Report as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007 (“the Report”). The Report, which is enclosed herewith, marked by our Firm’s identification seal, is Company’s management responsibility.

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

In our opinion, the Report referred to above present fairly, in all material respects, the material differences between generally accepted accounting principles in Israel and generally accepted accounting principles in the United States of America as of December 31, 2007 and 2006 and for each of the three years ended December 31, 2007.

Sincerely,

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Audit • Tax • Consulting • Financial Advisory •	Member of Deloitte Touche Tohmatsu

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31,  2007

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Israel. The following describes the effects on the Company’s consolidated financial statements had the Company prepared its financial statements in accordance with GAAP applicable in the United States of America.

A.      Recent accounting pronouncements by the FASB

1.	SFAS No. 157 - Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). This Standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective for the Company beginning January 1, 2008. The FASB issues a FASB Staff Position (FSP) to defer the effective date of SFAS No. 157 for one year for all nonfinancial assets and nonfinancial liabilities, except for those items that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Company does not expect the adoption will have material impact on its consolidated financial statements.

2.	SFAS No. 159 - The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159. “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. The provisions of SFAS No. 159 are effective for the Company beginning January 1, 2008.

The Company does not expect the adoption of SFAS No. 159 will have an impact on its consolidated financial statements.

3.	SFAS No. 141 (revised 2007) - Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited.

The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141R on its consolidated results of operations and financial condition.

1

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2007

A.     Recent accounting pronouncements by the FASB (Cont.)

4.	SFAS No. 160 – Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement.

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

C.       Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS

Through December 31, 1992, the financial statements of the Company, presented in NIS values adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the dollar were also used for the purposes of reporting in conformity with U.S. GAAP applicable to entities operating in hyper-inflationary economic environments, as prescribed by Statement No. 52 of the Financial Accounting Standards Board of the United States (“FASB”). Since the inflation rate in Israel has decreased considerably, the Company decided that for reporting purposes, commencing in 1993, it would implement the rules relating to economies no longer considered hyper-inflationary in accordance with U.S. GAAP.

Under those rules:

1)
1)	The functional currency of the Company (the currency in which most income is derived and most expenses are incurred) is the New Israeli Shekel (NIS);

2)	The opening balances for 1993 are the balances presented in the Company’s balance sheet at December 31, 1992;

3)	Transactions performed from January 1, 1993 are presented on the basis of their original amounts in Israeli currency.

The term “Re-measured NIS” signifies the currency used for FASB 52 purposes, as described above.

2

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2007

C.       Basis of Measurement - Adjusted NIS vis-a-vis Nominal NIS (Cont.)

As to the effect of application of these rules – see F below.

As to the discontinuance of the adjustment of the financial statements under Israeli GAAP, to the exchange rate of the dollar as from January 2004, see Note 2A to the financial statements.

D.       Leasehold rights from the Israel Land Administration Authority (ILAA)

Under Israeli GAAP, land lease rights from the ILAA are accounted for as fixed assets, and not depreciated.

Under US GAAP, in accordance with SFAS 13 “Accounting for Leases”, leases involving real estate can be accounted for as capital lease only when (a) the lease transfers ownership of the property to the lessee by the end of the lease term or (b) the lease contains a bargain purchase option. Since none of the above-mentioned terms is met, leasehold rights are accounted for as an operating lease. The leasehold rights are amortized over the period of the initial option plus the renewal option period.

E.       Selected Balance Sheet Items

	As of December 31, 2007

	As Reported	Adjustment	As per US GAAP

	NIS in thousands

Assets - Land	4,485	(3,240)	1,245

Other assets - Goodwill	24,495	11,441	35,936

Shareholders’ equity	405,143	5,523	410,667

	As of December 31, 2006

	As Reported	Adjustment	As per US GAAP

	NIS in thousands

Assets - Land	4,485	(3,161)	1,324

Other assets - Goodwill	22,338	11,441	33,779

Shareholders’ equity	430,765	3,698	434,463

3

Hogla-Kimberly Ltd.

US GAAP Adjustments Report
As of December 31, 2007

F.	Selected Statements of Operation Items

	For the year ended December 31,

	2007	2006	2005

Net income (loss) under Israeli GAAP	(31,985)	(10,671)	43,276

Effect of material differences between Israeli GAAP and US GAAP:

Change in basis of measurement from adjusted NIS to nominal NIS	835	755	1,080

Leasehold rights	(79)	(1,502)	-

Rediscount of accounts receivables and payables according to IFRS	727	-	-

Amortization of goodwill	-	-	2,850

Deferred taxes	169	4,265	(3,987)

Net income (loss) under US GAAP	(30,333)	(7,153)	43,219)

G.	Changes in Shareholders’ Equity in Accordance with US GAAP

NIS in thousands

Shareholders’ equity under US GAAP as of January 1, 2005	436,113
Changes during 2005:
Dividend paid	(43,619)
Translation adjustments	4,398
Net income for the year under US GAAP	43,219

Shareholders’ equity under US GAAP as of December 31, 2005	440,111

Changes during 2006:
Dividend paid	(34,000)
Translation adjustments	(15,011)
Shares issued	50,592
Changes in fair value of financial instruments	(76)
Loss for the year under US GAAP	(7,153)

Shareholders’ equity under US GAAP as of December 31, 2006	434,463

Changes during 2007:
Translation adjustments	7,810
Changes in fair value of financial instruments	(1,273)
Loss for the year under US GAAP	(30,333)

Shareholders’ equity under US GAAP as of December 31, 2007	410,667

A. Schor	O. Argov
Chief Executive Officer	Chief Financial Officer

4

▪	Kost Forer Gabbay & Kasierer	▪	Phone:	972-4-8654000
	2 Pal-Yam St.		Fax:	972-3-5633434
Haifa 33095, Israel

Haifa, March 3, 2008

To:	Carmel Container Systems Ltd.
P.O.Box 5034
Caesarea

Re: Reconciliation report from Israeli GAAP to US GAAP for the year ended December 31, 2007

We have audited the information in the reconciliation report (“the report”) of Carmel Container Systems Ltd. (“the Company”) which indicate the differences for the year ended December 31, 2007 from accounting principles generally accepted in Israel (Israeli GAAP) to accounting principles generally accepted in the United states (US GAAP), which is attached and stamped with our firm’s stamp for purpose of identification. The report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the report based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the report is free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the report. An audit also includes assessing the accounting, principles used and significant estimates made by management, as well as evaluating the overall report presentation. We believe that our audit provide a reasonable basis for our opinion

In our opinion, the information set forth in the report presents fairly, in all material respects, the material differences between Israeli GAAP and U.S. GAAP.

Sincerely yours,

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

▪	Kost Forer Gabbay & Kasierer 2 Pal-Yam St. Haifa 33095, Israel	▪	Phone: 972-4-8654000 Fax: 972-3-5633434

Haifa, March 3, 2008

To:	Frenkel - CD Ltd.
Caesarea

Re: Reconciliation report from Israeli GAAP to US GAAP for the year ended December 31, 2007

We have audited the information in the reconciliation report (“the report”) of Frenkel CD Ltd. (“the Company”) which indicate the differences for the year ended December 31, 2007 from accounting principles generally accepted in Israel (Israeli GAAP) to accounting principles generally accepted in the United states (US GAAP), which is attached and stamped with our firm’s stamp for purpose of identification. The report is the responsibility of the Company’s management. Our responsibility is to express an opinion on the report based on our audit.

We conducted our audit in accordance with generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the report is free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the report. An audit also includes assessing the accounting, principles used and significant estimates made by management, as well as evaluating the overall report presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the information set forth in the report presents fairly, in all material respects, the material differences between Israeli GAAP and U.S. GAAP.

Sincerely yours,

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

▪	Kost Forer Gabbay & Kasierer 2 pal-yam St. Haifa 33095, Israel	▪	Phone: 972-4-8654000 Fax: 972-3-5633438

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

FRENKEL - CD LTD.

          We have audited the accompanying consolidated balance sheets of Frenkel-CD Ltd. (“the Company”) and its subsidiaries as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders’ equity and cash flows of the Company - for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

          The financial statements of the Company for the year ended December 31, 2005 and the related statements of operations, changes in shareholders’ equity and cash flows for the year then ended were audited by other auditors whose report dated March 6, 2006, expressed an unqualified opinion on those statements.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations, changes in shareholder’s equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with generally accepted accounting principles in Israel.

          As described in Note 2, the financial statements referred to above are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board.

Haifa, Israel,	KOST FORER GABBAY & KASIERER
March 3, 2008	A Member of Ernst & Young Global

Kesselman & Kesselman Certified Public Accountants (Israel) Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel P.O. Box 452 Tel Aviv 61003 Israel Telephone +972-3-7954555 Facsimile +972-3-7954556

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

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2005 and 2004 and the results of operations, changes in shareholders’ equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted (“GAAP”) in Israel.

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

Haifa March 6, 2006

Kesselman & Kesselman is a member of PricewaterhouseCoopers International Limited, a company limited by guarantee registered in England and Wales