Form 20-F/A
period 2007-12-31
Hadera Paper Ltd
filed 2009-01-08
CIK 5337

As filed with the Securities and Exchange Commission on January 8, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No 1

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

         American Israeli Paper Mills Ltd. (“AIPM” or the “Company”) prepares its financial statements in accordance with Israeli GAAP. Israeli GAAP and U.S. GAAP vary in certain respects as it relates to the Company, as described in Note 17 to the financial statements for the year ended December 31, 2007.

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

For further information about the effect of the application of U.S. GAAP, see Note 17 to the financial statements for the year ended December 31, 2007.

**	Consists of two dividends declared in 2005 (see footnote 2 below)

[1]	The net income includes losses in the years 2005 and 2003, in the sum of NIS 10,000 thousands and NIS 16,986 thousands respectively, [representing other than temporary impairment of investment in associated companies (see Note 17 to the financial statements for the year ended December 31, 2007)].

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies and Estimates

         The Company’s discussion and analysis of the financial condition and operations are based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Israel (for information as to the reconciliation between U.S. and Israeli GAAP, see Note 17 to the financial statements for the year ended December 31, 2007). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

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

         The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar increased (decreased) over the prior year by 6.8%, (-8.2%) and (-9.0%) in 2005, 2006 and 2007, respectively. See Note 1 and Note 17 to the Financial Statements attached for the anticipated effect of adopting of accounting pronouncements that have been issued but are not yet adopted.

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

         See the financial statements included in Item 19.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

The information required by this item is set forth in the consolidated financial statements of American Israeli Paper Mills LTD. as of December 31, 2007 included as part of this annual report.

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

SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

AMERICAN ISRAELI PAPER MILLS LIMITED By: /s/ Shaul Gliksberg —————————————— Shaul Gliksberg Chief Financial Office

Dated: January 8, 2009

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

Brightman Almagor Zohar
Haifa office
5 Ma'aleh Hashichrur Street
P.O.B. 5648, Haifa 31055
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

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the consolidated financial statements.

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

Report of Independent Registered Public Accounting Firm

To the shareholders of

AMERICAN ISRAELI PAPER MILLS LIMITED

We have audited the consolidated balance sheets of American Israeli Paper Mills Limited (hereafter - the Company) and its subsidiaries as of December 31, 2006 and 2005 and the consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2006 and 2005 is NIS 310.9 million and NIS 352.7 million, respectively, and the Company’s share in excess of profits over losses (losses over profits) of which is a net amount of NIS (25.8) million, NIS 19.2 million and NIS 25 million for the years ended December 31, 2006, 2005 and 2004, respectively. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

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

In our opinion, based on our audits and the reports of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted (“GAAP”) in Israel. Furthermore, in our opinion, the financial statements referred to above have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statements) Regulations, 1993.

As explained in note 1b, the financial statements referred to above are presented in new Israeli shekels, in conformity with accounting standards issued by the Israel Accounting Standards Board.

Without qualifying our opinion, we draw attention to the fact that on January 1, 2006, a number of new accounting standards of the Israel Accounting Standards Board became effective and were implemented by the Company in the preparation of these financial statements; as detailed in note 1r, the standards were applied retroactively and comparative figures were restated in these financial statements regarding the computation of earnings per share, as prescribed by the relevant standard. In addition, as detailed in note 1k, the adjustment of trade receivables to their present value in an associated company was presented under “Cumulative effect, at beginning of year, of an accounting change”, as prescribed by the relevant standard.

Tel-Aviv, Israel	Kesselman & Kesselman
March 7, 2007	Certified Public Accountants (Isr.)

Brightman Almagor Zohar
Haifa office
5 Ma'aleh Hashichrur Street
P.O.B. 5648, Haifa 31055
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

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

c.	Stock based compensation (cont.)

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

         The following table illustrates the effect on net income and EPS assuming the Company had applied the fair value recognition provisions of FAS 123 to its stock based employee compensation for the years presented prior to the adoption of FAS 123R:

Year ended December 31
2005
NIS in thousands, except for per share data

Net income, as reported under U.S. GAAP	41,861
Add (deduct):
stock based employee compensation expense (reversal), included in reported
net income, net of related tax effect	(1,838)
Deduct:
stock based employee compensation expense -determined under fair value method
for all awards, net of related tax effect	(939)

Pro forma net income -under U.S. GAAP	39,084

Earnings per share - under U.S. GAAP:
Basic - as reported	10.47
Basic - pro forma	9.77
Diluted - as reported	10.33
Diluted - pro forma	9.65

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

c.	Stock based compensation (cont.)

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

e.	Investment in marketable equity securities accounted for by the equity method (associated companies) –Carmel Container Systems (Carmel) and T.M.M. Integrated Recycling Industries Ltd (TMM) (cont.)

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

h.	Put option for investee (cont.)

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

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

i.	The effect of applying U.S. GAAP on the consolidated financial statements (cont.)

2)	Shareholders’ equity:

	December 31
	2007	2006
	In thousands

Shareholders' equity according to Israeli GAAP	678,087	430,842
Effect of treatment of the following items in accordance with U.S. GAAP:
Functional currency	(35,646)	(41,472)
Amortization of leasehold rights	(1,326)	(596)
Investments in associated companies	7,326	7,880
Other then temporary impairment of an investment in -
associated companies, net of amortization	(20,191)	(21,890)
Elimination of exercise of employee options into shares	(3,397)	(2,414)
Cumulative effect, at beginning of 2006 of SAB 108, net of tax	(2,665)	(2,665)
Put Option	(3,901)	-
Deferred income taxes	4,138	5,083

Shareholders' equity under U.S. GAAP	622,425	374,768

3)	Consolidated balance sheet figures:

	D e c e m b e r 3 1
	2007		2006
	NIS	Re-measured NIS	NIS	Re-measured NIS
	In thousands
	As Reported Under Israeli GAAP	Under U.S. GAAP	As Reported Under Israeli GAAP	Under U.S. GAAP

Assets

Inventories	69,607	69,103	62,109	60,131

Investment in associated companies	346,186	334,261	375,510	362,199

Fixed assets - net	445,566	411,551	400,823	362,539

Deferred charges	-	625	-	785

Liabilities and shareholders' equity

Accounts payable and accruals - Other	87,235	91,136	-	-

Deferred taxes - net	25,316	30,748	27,267	29,786

Notes	195,525	196,150	226,364	227,149

Shareholders' equity**	678,087	622,425	430,842	374,768

**	2006 retained earnings are net of an adjustment of NIS (2,665) thousands, net of tax related to the adoption of SAB 108 (see k below).

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

j.	Statement of cash flows

         The Company presents its cash flow information, under Israeli GAAP net of the effects of inflation.

The information to be included under U.S. GAAP for the years ended December 31, 2005, 2006 and 2007, respectively, is presented below:

	2007	2006	2005
	N I S
	I n t h o u s a n d s

Net cash provided by operating activities	69,538	64,521	94,143
Net cash used in investing activities	(24,692)	(50,410)	(19,868)
Net cash used in financing activities	109,278	(8,808)	(73,770)

Increase (decrease) in cash and cash
Equivalents	154,124	5,303	505
Balance of cash and cash equivalents
at beginning of year	13,621	8,318	7,813

Balance of cash and cash equivalents
at end of year	167,745	13,621	8,318

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

         Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The Company has adopted SAB No. 108. The adoption of SAB No. 108 had an effect of NIS 2,665 thousand , net of tax, on the consolidated retained earnings due to the GAAP differences related to the leases from the Israeli Land Administration Authority, see g above.

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

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

The Company does not expect the adoption of SFAS No. 160 will have significant impact on its consolidated financial statement

AMERICAN ISRAELI PAPER MILLS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 17 – Reconciliation between Israeli GAAP and U.S. GAAP for the year ended December 31, 2007 (cont.)

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