Form 20-F
period 2008-12-31
Hadera Paper Ltd
filed 2009-06-17
CIK 5337

As filed with the Securities and Exchange Commission on June 16, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended on December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-04212

HADERA PAPER LTD.
(Exact name of registrant as specified in its charter)

N/A		Israel
(Translation of registrant's		(Jurisdiction of incorporation
name into English)		or organization)
P.O. Box 142, Hadera 38101, Israel
(Address of principal executive offices)

Lea Katz. Adv., Corporate Secretary, Tel: 972-4-6349408, Fax: 972-4-6339740. Industrial Zone, Hadera, Israel

(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Ordinary Shares par value NIS .01 per share	NYSE Amex

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financing Reporting Standards as issued by the International Accounting Standards Board ☒
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

CERTAIN DEFINED TERMS

        In this annual report, unless otherwise provided, references to “Hadera Paper”, “AIP”, “HAP”, “Company,” “we,” “us.” and “our” refer to Hadera Paper Ltd. and its subsidiaries and references to the “Group” refers to Hadera Paper Ltd., its subsidiaries and associated companies. The terms “Euro,” “EUR” or “€” refer to the common currency of twelve member states of the European Union, “NIS” refers to New Israeli Shekel, and “dollar,” “USD” or “$” refers to U.S. dollars.

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

        The following selected consolidated financial data of Hadera Paper Ltd. (“HAP” or the “Company”) and its subsidiaries (together, “HAP”, the “Company,” “our Company,” “we” or “us”) are derived from our 2008 consolidated financial statements and are set forth below in table format. Our 2008 consolidated financial statements and notes included elsewhere in this report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Company’s first consolidated financial statements prepared in accordance with IFRS. Our previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”). As for explanation to the transition from Israeli GAAP to IFRS in respect of the Company’s consolidated financial statements as of January 1, 2007 (the transition date to the IFRS) and December 31, 2007, see note 21 to the consolidated financial statements included in item 18. In accordance with the provision of IFRS1 (“First-Time Adoption of International Financial Reporting”) the Company presented balance sheets as of December 31, 2008 and 2007, and profit and loss for the years then ended in its first consolidated financial statements prepared in accordance with IFRS.

        The consolidated financial statements for the years ended December 31, 2008 and 2007 were audited by Brightman Almagor & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and associates which were audited by other auditors. Our selected consolidated financial data are presented in NIS.

        The selected financial data for the years ended December 31, 2008 and 2007 which are presented in the Table I derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with U.S. GAAP. The selected financial data for the years ended December 31, 2006, 2005 and 2004 which are presented in Table II below are derived from our selected financial statements prepared in accordance with Israeli GAAP and include in Table III selected financial data in accordance with U.S. GAAP.

TABLE I	Selected Financial Data In Accordance With IFRS

	Year Ended December 31
	2008	2007
	(In Thousands of NIS Except Per Share Amounts)

Income Statement Data:
Sales	673,484	583,650
Income from ordinary operations	35,351	71,109
Share in profits of associated companies, net	51,315	856
Net income	67,960	31,535
Selected Balance Sheet Data:
Total assets	2,044,094	1,319,915
Fixed assets	767,542	405,231
Long-term debt	676,034	217,471
Shareholders' equity	757,629	669,971
Per Share Data:
Shares outstanding at end of year	5,060,774	5,060,774
Amount in NIS	50,608	50,608
Net income per NIS 1 par value:
Primary attributed to company shareholders	13.77	7.63
Fully diluted attributed to company shareholders	13.77	7.62

TABLE II	Selected Financial Data In Accordance With Israeli GAAP

	Year Ended December 31
	2006	2005	2004
	(In Thousands of NIS Except Per Share Amounts)

Income Statement Data:
Sales	530,109	482,461	482,854
Income from ordinary operations	50,501	43,338	54,438
Share in profits (losses) of associated companies, net	**(26,202)	16,414	25,072
Net income	[1]13,330	[1]45,715	[1]62,732
Selected Balance Sheet Data:
Total assets	1,173,287	1,155,758	1,162,387
Fixed assets	400,823	379,934	345,239
Long-term debt	256,290	260,581	261,269
Shareholders' equity	430,842	523,384	575,313
Per Share Data:
Shares outstanding at end of year	4,032,723	4,002,205	3,996,674
Amount in NIS	40,327	40,022	39,967
Net income per NIS 1 par value:
Primary	3.31	11.43	15.77
Fully diluted	3.28	11.35	15.44
Dividend declared per share	[2]24.85	2*24.99	[2]25.12

*	Consists of two dividends that were declared in 2005 (see footnote 2 below)

**	Amount does not include the cumulative affect of a change in accounting policy of associated company of NIS (461).

[1]	The net income includes gains for the years 2005 and 2004 (in the sum of 8,000 thousands and NIS 14,440 thousands respectively, which relate to certain tax benefits.

[2]	Dividend for 2003 in the sum of NIS 25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.

Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005.

Additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006.

Dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

TABLE III	Selected Financial Data In Accordance With U.S. GAAP

	Year ended December 31
	2006	2005	2004
	(In Thousands of re-measured NIS Except Per Share Amounts)

Income Statement And Balance Sheet Data:
Sales	530,109	482,461	482,854
Income from ordinary operations	76,917	63,258	63,974
Share in profits (losses) of associated companies, net	(19,686)	8,193	29,213
Net income	[1]23,909	[1]41,861	[1]58,720
Total assets	1,123,964	1,097,543	1,107,725
Fixed assets	362,539	340,914	300,746
Long-term debt	257,075	260,581	261,269
Shareholders' equity	374,768	461,406	520,482
Per Share Data:
Shares outstanding at end of year	4,032,723	4,002,205	3,996,674
Share outstanding to compute:
Basic net income per share	4,025,181	3,999,910	3,978,339
Diluted net income per share	4,055,628	4,051,610	4,043,714
Amount in NIS	40,327	40,022	39,967
Net income per share. (re-measured NIS)
Basic	5.94	10.47	14.76
Diluted	5.89	10.33	14.52
Dividend declared per share	[2]24.85	2**24.99	[2]25.12

**	Consists of two dividends declared in 2005 (see footnote 2 below)

[1]	The net income includes losses in the year 2005, in the sum of NIS 10,000 thousands, [representing other than temporary impairment of investment in associated companies.

Net income in the years 2005and 2004, includes gains of NIS 8,000 thousands and NIS 14,440 thousands respectively, originated from certain tax benefits.

[2]	Dividend for 2003 in the sum of NIS 25.12 per share ($5.54 per share) was declared in August 2004 and paid in September 2004.

Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005.

An additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006.

Dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

Exchange Rates

        The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.958 to the dollar on May 31, 2008. The high and low exchange rates between the NIS and the U.S. dollar during the six months from December 2008 through May 2009, as published by the Bank of Israel, were as follows:

Month	High	Low

	1 U.S. dollar =	1 U.S. dollar =

December 2008	3.990 NIS	3.677 NIS

January 2009	4.065 NIS	3.783 NIS

February 2009	4.191 NIS	4.012 NIS

March 2009	4.245 NIS	4.024 NIS

April 2009	4.256 NIS	4.125 NIS

May 2009	4.169 NIS	3.958 NIS

        The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2004 - December 31, 2004	4.482 NIS/$1
January 1, 2005 - December 31, 2005	4.878 NIS/$1
January 1, 2006 - December 31, 2006	4.456 NIS/$1
January 1, 2007 - December 31, 2007	4.108 NIS/$1
January 1, 2008 - December 31, 2008	3.587 NIS/$1

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Macro-economic risk factors

A slowdown in the market may result in a reduction of profitability

        An economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the company and the group’s companies. In addition, these circumstances could reduce the demand for the company’s products, and as a result hurt sales, financial results and profitability. The global credit crunch and the economic slowdown in Israel and overseas in 2008 may negatively impact the Company’s position. These circumstances could also reduce demand, increase competition from imports and as a result damage sales, financial results and profitability.

Future legal restriction may negatively affect the results of operations

        Our activities and the activities of our subsidiaries and associated companies’ are confined by legal constraints (such as government policy on various subjects, different requirements made by the authorities supervising environmental regulations and governmental decisions to raise minimum wages). These restrictions may affect our results of operations.

Any future rise in the inflation rate may negatively affect business

        Since the Company has significant excess liabilities linked to the Consumer Price Index, primarily in respect of bonds issued by the Company, amounting to NIS 356 million in total, a high inflation rate may cause significant financing expenses. The Company occasionally enters into hedging transactions to cover the said exposure on account of the liabilities. A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

In early 2009, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 250 million, pursuant to previous transactions that were made in early 2008 and in August 2008 and terminated at the end of 2008.

We are exposed to exchange rate fluctuation

        The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

        Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar.

        Following the purchase of the equipment for machine 8, whose prices are presented in Euro, true to December 31, 2008, the company entered into Forward transactions on the euro for periods of up to 5 months, at a total sum of €20 million. The company also entered into sale and purchase transactions of options on the euro/shekel, whose redemption date is one week from the date of the report, for a period of up to one year, at a total of €5 million.

We are exposed to Interest rate Risks

        The company is exposed to changes in interest rates, primarily in respect of bonds it has issued in the amount of NIS 593 million, as of December 31, 2008.

Risk Factors relating to the Company

We faces significant competition in the markets we operate in

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

We are exposed to increases in the cost of raw materials.

        The increase in the activity of the paper machines, which are based on paper waste as a recycled fiber, required increase of the paper collection volume to be used as raw material for production in the paper production sector, and location of more extensive collection sources. Consequently, upon start of operation of Machine 8, the Company would require twice as much paper waste. Absence of sufficient paper waste volume for production would impact the Company’s capacity to produce sufficient packaging paper.

        Absence of enforcement of the Recycling Act, which mandates waste recycling, would make it more difficult to obtain alternative sources for raw materials at a competitive cost. Nevertheless, approval of the Cleanliness Law in January 2007, which imposes a landfill levy on waste, may bring about, if effectively enforced, some improvement in the paper waste collection capacity, according to Company estimate.

        Furthermore, as to the prices of raw materials, primarily paper – which is a material component in the production cost of cardboard, and an increase in paper prices or in the prices of other raw materials and inputs, such as energy, electricity, transportation and starch – may impact Company profitability.

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

Risks associated with credit from banks

The Company forms part of the I.D.B. Group and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which includes amongst other things, limits to the volume of loans an Israeli bank can issue to a single borrower; a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. I.D.B. Development, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the HAP Group’s ability to borrow additional sums from Israeli banks and to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

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

        Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Most recently, in December 2008, Israel was engaged in an armed conflict with Hamas in Gaza Strip. In addition, in the summer of 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

        Our ordinary shares are listed for trading on NYSE Amex and on TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on NYSE Amex and New Israeli Shekels on TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

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

        Hadera Paper Ltd. (formerly: “American Israeli Paper Mills Ltd.”) was incorporated in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies (which together with the Company are referred to as the “Group”) is Israel’s largest manufacturer of paper and paper products.

        The Company’s principal executive offices, and also the Company’s registered offices, are located at 1 Meizer St., Industrial Zone, P.O. Box 142, Hadera, Israel. The Company’s telephone number is (972-4) 634-9349, and its facsimile number is (972-4) 633-9740. The Company’s agent in the U.S: American Stock Transfer & Trust Company, address: 59 Maiden Lane , New York N.Y. 10007, telephone number: (718) 9218200.

        Over the last few years, the Group has participated in several joint ventures as follows:

    1.        In July 1992, the Group purchased 25% of the shares of Carmel Container Systems Ltd. (hereinafter:“Carmel”), a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products. On June 1, 2007 Carmel preformed a self-acquisition of its own shares, and as a result, the Group’s holding in Carmel increased to 36.2% of the shares of Carmel. In August 2008, a transaction was completed for the acquisition of shares of Carmel, pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “As-Is” and the transaction closed subsequent to receiving the approval of the Antitrust Commissioner, which was a pre-condition for said closing. Upon conclusion of the transaction and as of May 31, 2009, the Company holds approximately 89.3% of Carmel shares and starting September 1, 2008, the financial statements of Carmel and those of Frenkel-CD Ltd. (hereinafter:” Frenkel”) have been consolidated with the Company’s financial statements. For impact of this acquisition on the Company, see Note 15 to the Company’s financial statements as of December 31, 2008.. Carmel shares were traded on the NYSE Amex before it was delisted and deregistrated in 2005.

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

    3.        Effective January 1, 2000, HAP entered into a joint venture agreement (the “Agreement”) with Neusiedler AG, which later changed its name to Mondi Business Paper (“MBP”), pursuant to which MBP acquired 50.1% of HAP’s printing and writing paper operations. The printing and writing paper operation was separated from HAP upon the completion of this transaction and was sold to Neusiedler Hadera Paper (NHP), a subsidiary that was established for this purpose, of which MBP acquired 50.1%. NHP was renamed in 2004 to Mondi Business Hadera Paper, and was again renamed in February 2008 and is now called Mondi Hadera Paper (“Mondi Hadera”).

        In accordance with the Agreement, MBP was granted the option, unlimited by time and exercisable at any time, by which MBP is allowed to sell its holdings in Mondi Hadera to the Company at a price 20% lower than Mondi Hadera’s value. According to the Agreement, Mondi Hadera’s value will be set according to a valuation that will not be less than the sum stated in the Agreement. According to oral understandings between senior officers of the Company and MBP that was resulted in proximity to the agreement between the parties, MBP agreed to exercisthe option only in exceptional circumstances, such as those that paralyze production in Israel for long periods of time. Since the long period that passed from the date of those oral understandings, and due to changes in MBP’s management, recently accrued, the Company has taken a conservative accounting approach to the Agreement by reflecting the financial value of the option in the note regarding the transition to IFRS, in fiscal year 2008. See also Note 21(F)(4) to the financial statements included in this annual report.

    4.        Amnir Recycling Industries Ltd. (“Amnir”) (a wholly owned subsidiary of HAP), which is engaged in the collection and recycling of paper and plastic waste and in the confidential data destruction business, acquired 20% of Cycle-Tec Recycling Technologies Ltd. (“Cycle-Tec”) in 1997 and an additional 10% in 1998. Cycle-Tec is a research and development company developing a process for manufacturing high-strength, low-cost composite materials based on recycled post-consumer plastic and paper treated with special chemical additives. As of May 31, 2009, Amnir owned 30.18% of Cycle-Tec.

    5.        In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d’Entreprises Automobiles (“CGEA”), for the sale of 51% of the operations of Amnir Industries and Environmental Services Ltd. (“Amnir Environment”) in the field of solid waste management. The agreement did not apply to Amnir’s operations in collecting and recycling paper and plastic. As of February 13, 2007, the Company is no longer a shareholder in Amnir Environment – see Item 6 below.

    6.        In March 2000, HAP and CGEA entered into an agreement with Tamam Integrated Recycling Industries Ltd. (“TMM”) and its controlling shareholders. Through a jointly held company, called Barthelemi Holdings Ltd (“Barthelemi”), HAP and CGEA acquired from TMM’s controlling shareholders 62.5% of the share capital of TMM, an Israeli company in the solid waste management field. Simultaneously, 100% of Amnir Environment’s shares were transferred to TMM in return for an allocation of 35.3% of the shares of TMM to the shareholders of Amnir Environment. Following the transaction, HAP and CGEA together owned 75.74% of the shares of TMM. . As of December 31, 2006, HAP held directly and indirectly 43.08% of TMM’s shares and CGEA held 44.92%. On January 4, 2007, an agreement was signed between the Company and CGEA, according to which the Company sold to CGEA its holdings in Barthelemi and the remainder of its holdings in TMM. The $27 million transaction was completed on February 13, 2007. Since then, the Company has no longer been a shareholder in TMM.

    7.        In June 2005, C.D. Packaging Systems Ld. (“C.D.”, a company held jointly by HAP and Carmel) acquired the business activity of Frenkel and Sons Ltd., in exchange for an allocation of shares in C.D. Both companies were engaged in the field of folding boxes, design, production and marketing of consumer goods packaging.. C.D. was renamed to Frenkel-CD Ltd. (“Frenkel-C.D.”), as of January 1, 2006, upon conclusion of the aforementioned transaction, the Company directly held 27.85% of the issued capital of Frenkel- C.D. In August 2008, a transaction was concluded whereby the Company increased its holdings in Carmel, thereby increasing its holdings in Frenkel- C.D. to 28.92% directly and to 25.83% indirectly, via its holdings in Carmel, which holds 28.92% of the issued share capital of Frenkel- C.D., and starting on September 1, 2008, the Company holds in total 54.75% of Frenkel- CD, and the financial statements of Carmel and of Frenkel-CD Ltd. were consolidated with those of the Company (directly and indirectly through Carmel). In addition, Frenkel and Sons Ltd. held 42.16% of C.D.‘s shares.

        The current Group Structure is as follows:

Hogla-Kimberly
Ltd.(4)

Hadera Paper
Industries Ltd.

Carmel Container
Systems Ltd.(5)

Graffiti Office
Supplies &
Paper Marketing
Ltd.

Amnir Recycling
Industries Ltd.

Frenkel- CD Ltd.

Attar Marketing
Office Supplies Ltd.

49.9%

49.9%

89.3%

100%

Hadera Paper Ltd.(1) (2)

100%

100%

Mondi Hadera
Paper Ltd.(3)

100%

28.92%

28.92%

KCTR

(Turkey)

100%

Cycle-Tec Ltd.

30.18%

(1)	In February 2007, the Company sold its holding in TMM Integrated Recycling Industries Ltd. (43% of TMM’s issued share capital) and no longer owns shares of TMM. For details of the aforementioned sale of holdings, see section 21.5, below.

(2)	In addition, the Company has the following holdings in inactive companies: Integrated Energy Ltd.; Hadera Paper – Development and Infrastructure Ltd.; AIPM Marketing (1992) Ltd.; Yavnir Trading Company Ltd.; Nir Oz Investment Company Ltd.; and Dafnir Packaging Systems Ltd.

(3)	Mondi has four wholly-owned subsidiaries: Mondi Hadera Paper Marketing Ltd., Grafinir Paper Marketing Ltd., Yavnir (1999) Ltd., and Mitrani Paper Marketing 2000 (1998) Ltd.

(4)	In addition to KCTR, Hogla-Kimberly has two other wholly-owned subsidiaries: Hogla Kimberly Marketing Ltd. and Mollett Marketing Ltd.

(5)	Carmel has a wholly-owned subsidiary: Tri-Wall Containers (Israel) Ltd.

        Other important events in the development of the Company include:

        During 2008, the Company has completed execution of the key agreements for purchase of major equipment required for a new production system for packaging paper produced from paper and board waste. The new production system at the Company’s Hadera site, which will have an output capacity of approximately 230 thousand tons per annum, will cost an estimated NIS 690 million (approximately $170 million). The principal equipment for the production system was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO and Italian company SEEI. For further details, see Item 10.C Material Contracts.

        In November 2007, the Company alloted via private placement 1,012,585 ordinary shares NIS 0.01 par value each which on the allocation date comprised 20% of the Company’s issued share capital in exchange for a total investment of NIS 213 million. About 60% of these shares (607,551 shares) were allotted to shareholders in the Company, Clal Industries Ltd. and Discount Investments Corporation Ltd. (hereinafter in this paragraph: the “Special Offerees”), in accordance with their pro-rata holdings in the Company, and 40% of these shares (405,034 shares) were offered by way of a tender to institutional and/or private investors (whose number did not exceed 35) (hereinafter in this paragarph: the “Ordinary Offerees”). The share price for Ordinary Offerees, determined by auction, was NIS 210. Accordingly, the share price for Special Offerees, considering the number of shares offered to Special Offerees, was set at NIS 211.05 (the auction share price plus 0.5%). The Company paid the distributors a rate of 1.2% of the total consideration received from institutional and/or private investors, that is, a sum of NIS 1,020,686. The consideration received in respect of the allotment of these shares, shall be used for the partial financing of the acquisition of the new machine for the manufacture of packaging paper, as set forth in Item 4.D Property, Plants and Equipment.

        On December 23, 2007, an agreement was signed with Prisma Capital Markets Ltd. for making a market in Company shares traded on Tel Aviv Stock Exchange (“TASE”), at a scope and under terms and conditions set forth in the agreement and subject to the stock exchange regulations and guidelines, in return for a monthly payment whose amount is immaterial for the Company. The agreement was signed for a two-year term, and each party may terminate the agreement after its first anniversary. On December 31, 2008, the Company announced that due to discontinuation of market making activities by the market maker, the latter’s activities have ceased as of January 21, 2009 and the agreement was terminated. As of the report date, the Company is reviewing optional contracting with a new market maker.

        On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

        On May 26, 2008, the Company publicly filed with the Israeli Securities Authority and the TASE a shelf prospectus pursuant to which the Company may issue from time to time: (1) Up to 1,000,000 ordinary shares of the Company, par value NIS 0.01 each; (2) Up to five series of debentures (series 3 to 7) each of a total principal amount of up to NIS 1,000,000,000, payable in a number of payments, as described in the shelf prospectus; (3) Up to five series of convertible debentures (series 8 to 12) each of a total principal amount of up to NIS 1,000,000,000, payable in a number of payments, as described in the shelf prospectus; (4) Up to four series of warrants (series A to D), each series including no more than 10,000,000 warrants, each warrant is exercisable into one ordinary share of the Company, par value NIS 0.01 each, subject to adjustments, in return for cash payment, as described in the shelf prospectus; and (5) Up to four series of warrants (series E to H), each series including no more than 1,000,000 warrants, each warrant is exercisable to debentures with principal amount of NIS 100 from Series 2, 3 to 7 and 8 to 12 of the Company, subject to adjustments, in return for cash payment, as described in the shelf prospectus. The offering of the ordinary shares, debentures and warrants in accordance with the shelf prospectus will be made in accordance with Article 23A(F) to the Israeli Securities Law of 1968, pursuant to shelf offering reports, in which all the details specific to that offering shall be disclosed. The securities covered by the shelf prospectus have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Subsequent to the shelf prospectus, the Company concluded on July 16, 2008, the offering of two bond series (Series 3 and 4) amounting in total to NIS 308,060 thousand. The Company has allotted NIS 187,500 thousand par value in bonds Series 3, for total consideration of NIS 187,500 thousand, bearing interest at 4.65% and repayable in equal annual installments on July 10 of each year between 2009 and 2018. In addition, the Company has allotted NIS 120,560 thousand par value in NIS-denominated bonds Series 4, for total consideration of NIS 120,560 thousand, bearing interest at 7.45%. These are repayable in equal annual installments on July 10 of each year between 2010 and 2015. Net of issuing expenses, the Company received net proceeds amounting to NIS 306,609 thousand.

On August 17, 2008, the Company concluded a further offering subsequent to the shelf prospectus, raising a total of NIS 120,000 thousand, in exchange for the allocation of NIS 114,997 thousand par value of bonds (Series 4), for total consideration of NIS 119,800 thousand, bearing interest at 7.45%. Total net proceeds, net of issuance expenses, amounted to NIS 119,167 thousand.Net of issuing expenses, the Company received net proceeds amounting to NIS 119,826 thousand.

Total net proceeds received by the Company from these two offerings amounted to a total of NIS 426,435 thousand.

        The corporation has obtained a rating by Maalot Standard and Poor’s for the bonds (Series 1-4) issued by the Company; these are rated (AA-) / Negative Outlook. This AA- rating was granted in December 2003, and in February 2008 it was further validated by a rating of (AA-)/Stable. Pursuant to the Company’s request to raise additional debt by issuing bonds amounting up to a total of NIS 435 million, the Company was issued, in July-August 2008, a rating of AA- / Negative Outlook for its bond issuance (Series 3 and Series 4), which also applies to all other Company bond series in circulation.

Capital Expenditures and Divestitures

2008

The Company’s investments in fixed assets totaled about NIS 263.7 million (about $ 69.3 million) in 2008. These investments included:

–	Investments of approximately NIS 7.7 million ($ 2.0 million) in environmental expenditures.

–	An investment of approximately NIS 4.7 million ($ 1.2 million) in a conversion to gas system.

–	Investments of approximately NIS 6.7 million ($ 1.8 million) in conversion and improvement of steam tanks.
Investments of approximately NIS 191.0 million (about $49.7 million) in new packaging paper production system (“Machine 8”).

–	Investments totaling NIS 53.6 million ($14.6 million) in buildings, equipment, transportation and information technology.

2007

The Company’s investments in fixed assets totaled about NIS 76.5 million (about $ 19.9 million) in 2007. These investments included:

–	Investments of approximately NIS 1.8 million ($ 0.5 million) in environmental expenditures.

–	An investment of approximately NIS 12.5 million ($ 3.3 million) in a conversion to gas system.

–	Investments of approximately NIS 19.4 million ($ 5.0 million) in conversion and improvement of steam tanks.

–	Investments of approximately NIS 2.8 million ($ 0.7 million) in real estate in Naharia as a reserve for the Company’s future development.
Investments of approximately NIS 5.6 million (about $1.4 million) in new packaging paper production system (“Machine 8”).

–	Investments totaling NIS 34.4 million ($ 8.9 million) in buildings, equipment, transportation and information technology.

B.	Business Overview

I. The Group’s Operations and Principal Activities

        The Company is engaged through its subsidiaries in the manufacture and sale of packaging paper, corrugated board containers and packaging for consumer goods, in the collection and recycling of paper and plastic waste and in the marketing of office supplies, mainly to the institutional and business sector. The Company also holds interests in associated companies that deal in the manufacture and marketing of printing and writing paper, household paper products, hygiene products, disposable diapers and kitchen products.

        In 1995, the Company formed a wholly-owned subsidiary, AIPM Paper Industry (1995) Ltd. which was renamed to Hadera Paper Industry Ltd. to engage in production and sale of packaging paper.

        In order to serve its paper production activities, the Company, through a wholly-owned subsidiary, supplies various services, including engineering services, maintenance, steam and energy, water supply, and sewage treatment, to a variety of paper machines located at the Company’s main production site in Hadera in return for cost sharing (the cost of the above-mentioned services are divided among the Group companies, according to the actual use and consumption of their paper machines located in Hadera). In December 2007, the Company applied to the Israeli Income Tax Authority requesting approval to spin-off operations of this subsidiary to a new company named Hadera Paper – Development and Infrastructure Ltd. The objectives of this spin-off are to improve efficiency and to allow the Company in the future to consider forming strategic partnerships with Hadera Paper Industry Ltd. operations. To date, Income Tax Authority approval of the spin-off has not yet been received, and the spin-off has not yet been completed.

        The Company operates in its main production site in Hadera according to the following standards:

        ISO 9001/2000 – quality management

        ISO 14001 – environmental regulations

        Israeli Standard 18001 - safety

        The principal products manufactured and/or marketed by the Group, through its subsidiaries and associated companies, are as follows:

—	Grades of Paper and Board

        Printing and writing paper, publication papers in reels, coated paper, recycled paper, cut-size paper for copy laser and inkjet, copy-book paper, paper for continuous forms, paper for envelopes and direct mailing as well as various grades of packaging paper and board.

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

Sales and Marketing

        The Group’s packaging products are sold mostly to five main customers in Israel (one of them is a subsidiary) which operate in the corrugated board sector with whom the Group has long-standing business relationships.

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

        In March 2007, KCTR signed an agreement in principle with Unilever, according to which Unilever shall distribute and sell KCTR’s products in Turkey, excluding distribution and sales to food chains, which will be done directly by KCTR. The agreement was signed to help KCTR increase its market penetration and volume of sales following the approval of a strategic plan by KCTR to expand its activities in Turkey in the coming decade. The complete strategic plan is designed to expand the activities of KCTR from the current yearly sales volume of $116.4 million to a volume of $300 million in the year 2015.

        The following table sets forth the consolidated sales in NIS millions by categories of the consolidated segments of operations:

Packaging Paper Manufacturing and Recycling [1]		Marketing Office Supplies [2]		Adjustment to consolidation		Total
2008	2007	2008	2007	2008	2007	2008	2007

543.1	465.3	131.1	119.0	(0.7)	(0.6)	673.5	583.7

1.	Packaging paper manufacturing and recycling – Manufacturing and marketing of packaging paper, including collecting and recycling of paper waste. The manufacturing of packaging paper relies mainly on paper waste as raw materials.

2.	Marketing office supplies – Marketing of office supplies and paper, mainly to institutions.

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

        About 65% of the fibers required in paper production by the Group (including printing and writing paper and household products for the operation of its associated companies) come from waste paper, which in some paper grades is used in lieu of relatively more expensive pulp. The production of packaging and brown wrapping paper is based mostly on recycled fibers. Therefore, the main raw material used for the production of packaging and brown wrapping paper is paper waste, most of which is collected from various sources by Amnir, a wholly owned subsidiary of the Company. Approximately 213,000 tons per year of waste paper are collected and handled by Amnir, most of which are used by the Group for the production of fluting and tissue paper, and some of which is sold to other tissue paper manufacturers. Apart from the waste paper collected by Amnir, Hadera Paper Industries Ltd, Company’s subsidiary, purchase residue which is created during the production of packages and purchased from the manufacturers of corrugated board.

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

        Since 1996, Mondi Hadera, an associated company, has been using precipitated calcium carbonate (“PCC”), a special pigment used for filling and coating paper, in order to improve paper quality. In 2005, an agreement was signed between Mondi Hadera and the Swedish company Omya International AG (“Omya”) for the supply of PCC. Omya constructed and operates a PCC plant in Israel. In September 2005, the Agreement was converted to an Israeli fully-owned subsidiary of Omya. The original agreement was signed for a period of 10 years. In order to resolve disagreements about extension of the aforementioned agreement, and in view of material changes in the economic environment, the parties signed an amendment to the original agreement in early 2009. This amendment to the original agreement stipulates that the original agreement would be extended by a further four years through December 31, 2020 and a different price mechanism was put in place, compared to the original agreement. The PCC purchased from Omya replaced a former PCC purchase from another PCC supplier, and led to a significant PCC cost saving.

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

        The main competitors of the Group in the different fields of operation are Israeli companies which sell mainly imported products, except for sales of baby diapers and hygienic products (in which the main competitor of H-K is Proctor & Gamble Co., as detailed below)

        In the market for office supplies that are sold directly to institutions and businesses, there are numerous local suppliers that compete with the Company.

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

        On January 15, 2009, the Company announced that as producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import in dumping prices of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company noted that in recent years it has faced importing of packaging paper at very low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. There is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

        There are two major competitors in paper waste collection, which operate throughout Israel – KMM Recycling Plants Ltd. and Tal-El Collection and Recycling Ltd. In addition, there are many competitors with small market share who mainly operate in a limited geography.

        In the cardboard packaging activity, Carmel has three major competitors: Cargal Ltd., YMA 1990 Packaging Product Manufacturing and Best Cardboard Ltd.

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

        Due to the global crisis, the competition between the paper importers increased, resulting in surplus supply of writing and printing papers in dumping prices. On February 26, 2009, Mondi Hadera had filed a complaint with the Supervisor concerning import and dumping of fine paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. There is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

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

        Regarding feminine hygiene products and disposable diapers, Hogla-Kimberly’s main competitor is Procter and Gamble (P&G). Regarding household paper products, Hogla-Kimberly’s main competitors include Sano – Bruno’s Plants Ltd. (hereinafter: “Sano”), Shaniv Paper Industries Ltd. (hereinafter: “Shaniv”) and Kalir Chemicals – Production and Marketing Ltd. (hereinafter: “Kalir”). It should be noted that as part of the competition in the household paper products market to the Ultra-Orthodox activity, one of the company’s competitors, shuts down its production on Saturdays (the “sabbath”). This fact may constitute a certain advantage for this competitor in that particular market. In the activity of paper products to the institutional market, Hogla-Kimberly’s main competitors include Kalir and Sano. In the home cleaning aids activity there are many competitors and a large market share is held by private labels.

        In December 1989, the Company was declared a monopoly in the manufacture and marketing of packaging paper by the Israel Antitrust Authority- there are no special provisions for the packaging paper.

        Seasonality

        Regarding seasonality, H-K’s products are generally sold year-round, with some increase in sales during the Jewish holiday seasons (Rosh Hashanah (third quarter) and Passover (second quarter)).

        Most of the demand for cardboard packaging products is in winter months, due to the seasonal export of citrus and bell pepper crops. As for the other products of the paper and recycling segment, there is no seasonal impact on demand.

        Graffiti’s sales during the second half of the calendar year are usually higher than the first half of that same year, in light of the start of the school year and the realization of annual purchase budgets for institutions and businesses.

C.	Organizational Structure

        As of May 20, 2009, Clal Industries and Investment Ltd. beneficially owned 37.98% of the ordinary shares of the Company and Discount Investment Corporation Ltd. beneficially owned 21.45% of the ordinary shares of the Company. Clal and DIC agreed in 1980 to coordinate and pool their voting power in the Company. To the best of our knowledge, IDB Development Corporation Ltd. owns 74.45% of DIC and 60.54% of Clal. See “Item 7. Major Shareholders and Related Party Transactions”.

Significant subsidiaries and associated companies

The following table lists our subsidiaries and associated companies:

Name of the Company	Ownership and Voting	Country of Incorporation

Subsidiaries
Amnir Recycling Industries Ltd.	100.00%	Israel

Graffiti Office Supplies & Paper Marketing Ltd.	100.00%	Israel

Attar Marketing Office Supplies Ltd.	100.00%	Israel

Hadera Paper Industry Ltd.	100.00%	Israel

Carmel Containers Systems Ltd.	89.30%	Israel

Frenkel- CD Ltd. (direct and indirect through Carmel)	54.74 *	Israel

Associated Companies
Hogla-Kimberly Ltd.	49.90%	Israel

Kimberly -Clark Tuketim Mallari Sanayi Ve Ticaret A.S.	49.90%	Turkey
("KCTR") (held through H-K)

Mondi Paper Hadera Ltd.	49.90%	Israel

Cycle-Tec Recycling Technology Ltd.	30.18%	Israel

D.	Property, Plants and Equipment

        The Group’s principal executive offices and manufacturing and warehouse facilities are located on approximately 87.5 acres of land in Hadera, Israel, which is 31 miles south of Haifa. Hadera is a major seaport located 28 miles north of Tel Aviv. The Company owns 68.5 acres of the land on which it operates. An additional 17 acres are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate from 2012 until 2056. Some of this land is rented to associated companies, which operate in Hadera.

        The Group’s facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 1,200,000 square feet are utilized for manufacturing, storage and sales and administrative offices. In addition, HAP leases from the Israel Land Administration approximately 6.25 acres in Nahariya, in northern Israel, under a lease agreement until 2018, which are rented to an associated company. Recently, the Company acquired the contractual rights via a development agreement in another area of approximately 0.9 acres in Nahariya, which will also be rented to the associated company.

        The Company leases from the Tel Aviv Municipality, until 2059, a real estate lease, of approximately 1.9 acres for a plant in Tel Aviv that had been shut down at the end of 2002. The Company is investigating several options for using the land. According to the lease agreement, the Company is obliged to utilize its building permits until September 2009. Failure to use this right, if the above period is not extended, might constitute a violation of the agreement.

        The Group also owns a two-acre parcel in the industrial zone of Bnei Brak, which is near Tel-Aviv and used for waste paper collection.

* The holding in voting shares is 54.69%

        The Group owned a warehouse containing 50,000 square feet of space situated on approximately 3.1 acres of land in the Tel Aviv area, leased from the Israel Land Authority and rented to third party under a long term lease agreement. On December 31, 2006, the Company sold its lease rights to this land to Erledan Investments Accountant Ltd. in consideration of NIS 57 million plus VAT, including land-betterment taxes that apply to the buyer, while the net proceeds to the company before betterment tax were NIS 43 million.

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

        In November 2006 and October 2007, the Company’s Board of Directors approved an investment of approximately $170 million to construct a new packaging paper machine in Hadera for the manufacture of packaging paper from cardboard and paper waste (“Machine 8”). The machine will have an output capacity of 230,000 tons per annum. Subsequent to the construction of the new machine, planned for early 2010, and along with the parallel decommissioning of one of two packaging paper machines currently operating, the Company’s annual production capacity for packaging paper will increase from 160,000 tons at the present time, to approximately 330,000 tons per year. The new packing paper machine is intended to address growing demand in the local market for packaging paper at prices and of a quality that are competitive with prices and quality of imported packaging paper. As at the date of this annual report, the Company has completed execution and signed the key agreements for purchase of major equipment, and true to the date of the report, part of the equipment has already been supplied while the remaining equipment is scheduled to be supplied by the end of 2009. Regarding the financing of the construction of the new machine, in addition to capital raised as part of the private placement in November 2007, as described in Item 4 Section A, and with the bond issuance in July and August of 2008, as set forth in Item 4 Section A above, the Company is evaluating several ways to raise the remaining funds required for completion of installation of the new machine.

        As part of construction of the new machine, the company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required.

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

        At the end of 2008, the Company signed an agreement for leasing of a Logistics Center in Modi’in with an area of 74,500 square meters, as well as buildings with a total constructed area of 21,300 square meters, for the Company’s subsidiaries and associated companies, which would – in part – replace existing lease agreements. The Leasing Period shall be 15 years. For further details, See Item 10C – Material Contracts.

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

        During October 2007 the Company converted its energy-generation system that had been using heavy fuel oil to natural gas, and completed the transition of the energy system at its Hadera facility from fuel oil to natural gas. The use of natural gas significantly lowered the cost of energy to the Company, while concurrently significantly reduced the amount of emissions released into the atmosphere. The Company has invested a total of NIS 30 million in infrastructure installation and conversion of existing equipment for the use of natural gas instead of fuel oil. Due to the transition to natural gas, the savings in energy costs to the group (including associated companies), in 2008, amounted to NIS 46 million. Pursuant to the Company’s agreement with Yam Tethys, as described in Item 10 Material Contracts Section 10.C below, natural gas will be supplied by the Yam Tethys partnership through mid-2011. As part of the process of the Company’s transition to the use of natural gas instead of fuel oil, the Company has had to adapt its work environment accordingly, including by implementing changes according to its hazardous materials permit as well as its policies regarding work procedures.

        In addition, the Company is examining and promoting a project for establishing a combined cycle co-generation plant based on natural gas in Hadera, to be supplied by East Mediterranean Gas Company (“EMG”) pursuant to the principles agreement signed by the parties on May 2007, as described in Item 10 Material Contracts. The new plant is expected to enable the Company to sell electricity to external users, including the Israel Electric Company (IEC) and/or private customers, at a scope of up to 230 megawatts, at the HAP site in the Hadera Industrial Zone. As of the report date, the project is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. Due to the pending finalization of the gas purchasing contract as set forth above, it is not possible to comply with the milestones set forth in the Company’s contingent production license. The Company has elected not to apply for an extension of the license during this holding phase, and will act to renew the license as progress is made on completion of gas purchasing for the station.

        In October 2006, the National Infrastructure Committee approved the change in designation of 40,000 m(2) of land, adjacent to the Company’s premises in Hadera, to be used as a power station and for other uses. The approval was empowered by the Israeli government on February 6, 2007.

        The discovery of natural gas deposits drill sites in proximity to Hadera beach – and progress in negotiations with the Egyptian gas franchisee (EMG) – are both increasing the likelihood of renewed negotiations and project kick-off.

        In 2008, the Company launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow to replace pulp-based packaging paper in the corrugated board industry in Israel and overseas. The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for packaging paper for the local corrugated board industry, from 170,000 tons per annum at the present time, to approximately 250,000 tons per annum in the coming years. In early 2009, the Company started marketing this products to both the domestic and export markets. The expansion of the sales volumes of these products is planned for 2009.

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

        HAP is working intensively on environmental issues, and is investing heavily in environmental projects with a special emphasis on the treatment of wastewater, cutting down on water consumption and improving airborne emissions with the transition to natural gas. HAP strives to achieve environmental excellence as business leverage on a strategic level. To this end, in 2008, the company received the Green Globe award for its handling and treatment of wastewater, representing recognition on the part of the umbrella organization of all green associations for the company’s environmental excellence.

        Company activities with regard to environmental protection are focused in three major areas: Treatment of sewage and quality of treated waste water, air quality and noise reduction.

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

        During the years 2000-2008, the Company invested approximately $18.3 million in projects intended for compliance with environmental protection regulations, of which $2.4 million in 2008, including investment of $1.2 million in the conversion of the energy system to burn natural gas instead of fuel oil, $0.1 million for noise reduction projects at the Hadera facility, as well as an investment of $0.7 million in the salvaging of treated waste water at the facility and increasing the reliability of the water and sewage treatment system.

        In October 2007, the Company converted its energy-generation system that had been using heavy fuel oil to natural gas, and completed the transition of the energy system at its Hadera facility from fuel oil to natural gas. The Company invested a total of NIS 30 million in converting its energy-generation systems, based on heavy fuel oil, to natural gas. This process was completed with the completion of the installation of the natural gas pipeline to Hadera. This project significantly reduced the cost of energy to the Company, while concurrently significantly reduced the amount of emissions released into the atmosphere.. Due to the transition to natural gas, the savings in energy costs to the group (including associated companies), in 2008, amounted to NIS 46 million.

        Furthermore, over the past two years the Company has been implementing a gradual plan to further improve reduction of noise sources at the Company’s facility in Hadera. In 2008, the Company invested a total of NIS 0.1 million in implementation of this plan.

        Moreover, as part of the upgrading of the Hadera Site in preparation for Machine 8, the Company implemented a multi-annual program this year for noise treatment, prepared in collaboration with the Hadera Municipal Council. The Company is working to accelerate investments and shorten timetables in relation to the original plan. The cost of the estimated investment in this program, in 2009, has yet to be finalized.

        The Company estimates that its total environmental expenses in 2009, arising in the normal course of business, will amount to NIS 2.5 million. According to Company estimates, these expenses are not expected to decline in coming years.

        In 2008 all plants at the main Hadera site successfully passed various environmental inspections.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies and Estimates

        The Company’s discussion and analysis of the financial condition and operations are based upon the Company’s consolidated financial statements, as of December 31, 2008 and 2007 and for the years then ended prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”) reconciled to US GAAP. In accordance with the provision of IFRS 1, the transition date of the Company to IFRS has been determined at January 1, 2007 (“Transition Date”) and the Company is obligated in the first year it implements IFRS to include statement of income for two years only. In addition, the Company has prepared opening balance as of the Transition Date in accordance with IFRS while adopting certain reliefes allowed for under IFRS 1 (First-Time Adoption of International Financial Reporting). IFRS principles differ in certain significant aspects, from those of the Israeli GAAP. As a result the Company’s financial statements prepared in accordance with IFRS as of the Transition Date and for December 31, 2007 differ from those previously issued by the Company for those dates and which were prepared in accordance with Israeli GAAP. As a result of the transition to IFRS, the Company’s shareholders’ equity attributed to the equity holders of the Company as of the Transition Date has decreased from NIS 678.1 million reported in accordance with Israeli GAAP to NIS 670 million reported in accordance with IFRS. In addition net income in 2007 attributed to the equity holder of the Company increased from NIS 31.4 million reported in accordance with Israeli GAAP to NIS 31.5 million reported in accordance with IFRS. As for additional information in respect of the material differences between IFRS and Israeli GAAP and their effect on the consolidated financial statements as of the Transition Date and December 31, 2007.- see note 21 to our consolidate financial statements included in Item 18 below. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

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

Critical Accounting Judgments And Key Sources Of Estimation Uncertainty

        A “critical accounting policy” is one that (i) is important to the portrayal of an entity’s financial condition and results of operations and (ii) requires management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

        In the application of our accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

        The followings are the critical judgments and key sources of estimation uncertainty that management has made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in financial statements.

General

        In the application of the Group’s accounting policies, which are described in Note 2 for the financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments in applying accounting policies

        The following are the critical judgments, and key sources of estimation uncertainty, that the management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

Deferred taxes-

        The company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

Length of fixed assets

        Approximation of length of life of items of fixed assets- is done each period. The company’s management evaluates residual values, depreciation methods and length of useful lives of the fixed assets.

Provisions for legal proceeding

        Against the company and its subsidiaries are 5 claims pending that are open in a total amount of approximately NIS 10,680 thousands (December 31, 2007: NIS 23,124 thousands), in respect of the said claims a provision was recorded in a sum of NIS 28 thousands (December 31, 2007: NIS 300 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors lay their legal position and the probabilities of the claims, on the basis of whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

        An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus material affect the company’s financial condition and operating results.

Employee benefits

        The present value of the company’s obligation for the payments of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon actuarial estimations. The actuarial estimations take into consideration a great amount of data and utilize a large number of assumptions, among which, the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits payments, vacation and severance pay. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

Fair value of an option to sell shares of an associated company

        As stated in Note 2P (2) to the financial statements, the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss. In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

        The company strives to establish a fair value that is as subjective as possible, but at the same time the process of establishing the fair value includes some objective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

Purchase price allocation

        For the purpose of allocating the purchase price and determining the fair value of the tangible and intangible assets as well as the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based the allocation primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required, experience and expertise.

        The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was implemented, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

        In determining the fair value, the business/operational risk associated with the company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company’s specific characteristics.

        The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

        In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for implementing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

        For additional details regarding the Group’s use of measurement of purchase price allocation, see Note 15 to the financial statements.

General

1.	On July 10, 2008 the Company has signed an agreement for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) from the principal shareholder of Carmel, Mr. Robert Kraft and a number of additional shareholders in Carmel, on an “as is” basis, for the total consideration of approximately $20.77 million, paid from the company’s own resources in one payment upon the business transaction. The completion of the acquisition was approved by law, including the approval of the Israeli Antitrust uthority during August 2008.Due to the completion of the acquisition of Carmel, the Company holds approximately 89.3% of Carmel shares (held before the acquisition 36.2% of Carmel shares) and holds 52.72% indirectly in Frenkel C.D. (held before the acquisition 37.93% of Frenkel C.D. shares).Since September 1 ,2008, the Company consolidates the financial statements of Carmel and Frenkel C.D. Ltd. (an affiliated company of the Company and Carmel), at the financial statements of the company.The cost of purchasing companies Carmel and Frenkel C.D. was in sum of NIS 70,695 thousands and NIS 4,000 thousands, respectively, and paid in cash as follows:

	Main Activity	Acquisition Date	Rate of regular shares purchased	Acquisition cost
				NIS thousands

2008
Carmel Container	packaging material and
Systems	carton	31. 8.2008	53.07%	70,695

Frenkel C.D.	Printing on carton
	production	31.8.2008	14.79%	4,000

				74,695

For information regarding the acquisition of subsidiaries see note 15 to the consolidated financial statements.

2.	In January 2009, the Board of Directors of the Company approved a grant of non transferable options to officers of consolidated companies as part of the 2008 plan for senior officers in the group that was approved by the board of directors of the company on January 2008. The date of grant of the options was January 8, 2009, subject to restrictions of Section 102 (capital route) of the Income Tax Ordinance. Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965 (subject to adjustments). The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

        The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 0.3 million. This amount will be charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

        The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	123.90
Exercise price (NIS)	223.965
Anticipated volatility (*)	31.01%
Length of life of the options (years)	3-5
Non risk interest rate	6.30%

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

        The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

Amount and Percentage Increase (Decrease)

New Israeli Shekels (in thousands)

	Year ended 12/31/08
	v.
	year ended 12/31/07
	Changes	%
	NIS

Net sales	89,834	15.4
Cost of sales	101,648	23.1

Gross profit	(11,814)	(8.3)
Selling, administrative, general and other expenses	23,944	33.3

Income from ordinary operations	(35,758)	(50.3)
Financial income	1,421	13.3
Financial expenses	5,705	(17.4)
Profit after financial expenses	(28,632)	(58.5)

Share in profits of associated companies, net	50,459	5,894.7

Income before taxes on income	21,827	43.8
Taxes on income	14,598	(79.9)

Profit for the year	36,425	115.5

Attributed to:
Company shareholders	38,175	121.1
Minority interests	(1,750)	-

	36,425	115.5

*	The statements of income for the years ended December 31, 2008 and 2007 are presented in New Israeli Shekels as explained in note 1 to the Financial Statements.

        The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar decreased over the prior year by (-1.1%) and (-9.0%) in 2007 and 2008, respectively. See Note 2 to the Financial Statements attached for the anticipated effect of adopting of accounting pronouncements that have been issued but are not yet adopted.

2008 Compared to 2007

I.	Overview of Results of Operations

1.	Consolidated Data

        Consolidated sales in 2008 amounted to NIS 673.5 million, as compared with NIS 583.6 million in 2007, representing growth of approximately 15.4%.

        The consolidated profit from ordinary operation amounted to NIS 35.4 million in 2008, as compared with NIS 71.1 million in 2007.

        Profit after taxes and before HAP’s share in earnings of associated companies for 2008, amounted to NIS 16.7 million, as compared with NIS 30.7 million in 2007.

2.	Net profit and the Earnings per Share Attributed to the Company’s Shareholders

        The net profit attributed to the Company’s shareholders in 2008 amounted to NIS 69.7 million, as compared with net profit of NIS 31.5 million in 2007, representing an increase of 121.1%.

        The net profit attributed to the Company’s shareholders in 2008 was affected by the improvement in the profitability of some of the Group’s companies in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD – whose net impact on the net profit attributed to the Company’s shareholders amounted to NIS 10.6 million and the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), as compared with 2007. On the other hand, the net profit decreased as a result of recording an expenditure of NIS 10.0 million from the valuation of a PUT option at Mondi.

        The surplus purchasing of Carmel and Frenkel C.D. was calculated to the consolidation date of the companies. See note 15 to the financial statements regarding details of the acquisition of Carmel and Frenkel.

        The net profit attributed to the shareholders of the company in the fourth quarter this year amounted to NIS 10.2 million, as compared with net profit attributed to the company’s shareholders of NIS 17.5 million in the corresponding quarter last year.

        Basic earnings per share amounted to NIS 13.77 per share ($3.62 per share) in 2008, as compared with basic earnings per share of NIS 7.63 per share ($1.98 per share) in 2007.

        Diluted earnings per share amounted to NIS 13.77 per share ($3.62 per share) in 2008, as compared with diluted earnings per share of NIS 7.62 per share ($1.98 per share) in 2007.

II.	The Business Environment

        Global financial markets suffered a considerable upheaval in 2008, an upheaval that reached new highs during the period between September and October 2008, with the collapse of several large financial entities in the United States and elsewhere around the world, along with global stock markets. This economic and financial crisis came in the wake of the subprime mortgage crisis, that began in the second half of 2007 and affected additional financial sectors. The global economic and financial crisis resulted inter alia in severe damage to global capital markets, downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and in the worsening of the credit crunch that started in the wake of the subprime mortgage crisis. Following the said events, several nations initiated various measures in order to stabilize and prevent an additional deterioration of financial markets, by way of injecting funds into financial institutions while also lowering interest rates. However, there is still no certainty that these measures have indeed tamed the crisis or prevented its deterioration and there is no certainty that they will in fact do so.

        Over the last several months, the said financial crisis began to materialize in the form of a real economic crisis, as various economies around the world, including the United States, central economies in Europe and the Israeli market as well, entered into a recession, accompanied by the discontinuation of numerous operations and mass employee layoffs in various market sectors, including industry, services and high-tech.

        As of the report date, it would seem that the direct economic repercussions of the aforementioned crisis have yet to run their course, and a concern exists that Israel’s economy may slide into recession, similar to other economies around the world.

        In view of the global recession, the Company formulated in recent months an action plan which includes aggressive measures to improve efficiency, cut current investments, cut general expenses, continued measures for improved efficiency across the group, focus on purchasing operations in order to reduce expenses related to the purchase of raw materials, services and products as well as focused management of operational working capital and control of customer credit exposure. Along with these actions, the Company continues to identify business opportunities to enable accelerated growth and improved margins in its various sectors of operation in Israel and overseas.

        Alongside the said global financial crisis, several events occurred in the Israeli economy in the second half of 2008, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS.

        These market developments and fluctuations may potentially have adverse effects on the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, the ability to divest assets, the state of their business, their financial indicators and standards, their credit rating, ability to distribute dividends, ability to rise financing for their current operations and long-term plans, as well as on their financing terms.

        As of the date of publication of the financial statements, there is no material impact as a result of the escalation of the crisis, on the Company’s business results, its financial robustness or the value of its assets.

        In the course of the third quarter, the Company conducted two offerings in the total sum of NIS 426 million, by way of issuing to the public series of debentures that render it possible for the company to promote the long-term strategic projects on which it is focusing. The Company does not currently anticipate difficulties in raising additional financing in case of need.

        As of the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

        In the first half of 2008, input prices rose for energy, fibers, chemicals and commodities – a trend that was reversed in the second half of the year due to the global crisis. The Company’s transition, in the fourth quarter of 2007, to using natural gas, has led to NIS 46 million in Group-wide energy-cost savings in 2008, as compared with last year – primarily due to the transition to steam production using natural gas and to self-generation of electricity based on gas rather than on fuel oil. These savings were partially offset as a result of the increase in electricity prices in 2008, by an average rate of 17% in relation to 2007, as mentioned above.

        In the second half of 2008, the global paper market – and particularly in Europe –saw the start of a trend of slowing demand that led to surplus production in the market. Due to the said surplus production, the importing of fine paper and packaging paper from Europe at dumping prices rose in the second half of 2008. In order to avoid erosion of its gross margin, the Company announced on January 15, 2009, that it had filed a complaint, as a manufacturer of packaging paper, with the Supervisor of Anti-Dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”), regarding dumping imports of packaging paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On February 26, 2009, the company announced that the associated company Mondi Hadera Paper had filed a complaint to the supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. There is no certainty that the above complaints would be accepted, and we are currently unable to estimate the impact of such acceptance on its business results.

        The average revaluation of the NIS against the US$ – amounting to approximately 13% in 2008 as compared with 2007 – coupled with the revaluation of the NIS against the euro had a positive impact on the Company with regard to imported inputs while, on the other hand, serving to erode the selling prices in the main operating segments of the Company whose prices are denominated in US$. In the most recent quarter, the trend in input prices was reversed and prices started to decline due to the aforementioned crisis – which served to somewhat offset the looming slowdown in operations in both local and export markets.

        The overall business range and currency operation of the Group, including its associated companies, is relatively balanced and the Company’s exposure to sharp fluctuations in exchange rates is therefore low.

        The sharp fluctuations in global fuel prices in 2008 had no material impact on the Company, due to the transition to the use of natural gas instead of fuel oil in its production processes, which began in the fourth quarter of 2007. This fact served to improve the Group’s competitive capability vis-à-vis its European competitors and partially offset the aforementioned impact of the price erosion.

        The inflation rate in 2008 amounted to 3.8%, as compared with an inflation rate of 3.4% in 2007.

        Considerable volatility was recorded in 2008 in the exchange rate of the US dollar in relation to the NIS, throughout the year. The US dollar exchange rate fell by 1.1% in 2008, in addition to a 9% decrease in 2007.

III.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during 2008 amounted to NIS 673.5 million, as compared with NIS 583.6 million in 2007, representing growth of 15.4%.

Sales of the packaging paper, recycling and cardboard activity in 2008 amounted to NIS 543.1 million, as compared with NIS 465.3 million in 2007.

Higher sales in the packaging paper, recycling and cardboard activity were primarily due to the initial consolidation, starting in September, of sales by Carmel and Frenkel CD, amounting to NIS 160.9 million on the one hand, and on the other hand to the decrease in the sales of packaging paper and recycling due to the impact of the weaker dollar on the selling prices, which was not offset by a rise in NIS-denominated prices (segment sales are impacted by dollar-denominated import prices).

Sales of the Office Supplies Marketing activity in 2008 amounted to NIS 131.1 million, as compared with NIS 119.0 million in 2007, representing growth of 10.2% due to continued implementation of the growth plan in this segment.

The consolidated sales in the fourth quarter amounted to NIS 226.3 million, as compared with NIS 154.9 million in the corresponding quarter last year, representing an increase of 46.5%, that is primarily attributed to the inclusion of the data of Carmel and Frenkel CD in the fourth quarter, in the sum of NIS 119.9 million, that were not consolidated last year, as mentioned above. Net of the sales of Carmel and Frankel CD, the sales amounted to NIS 106.4 million, primarily as a result of the decrease in the sales of packaging paper as a result of price erosion in dollar terms, coupled with the apparent slowdown in the markets and the global financial crisis.

2.	Cost of Sales

        The cost of sales amounted to NIS 542.4 million – or 80.5% of sales – in 2008, as compared with NIS 440.7 million – or 75.5% of sales – in 2007.

        The gross profit totaled NIS 131.1 million in 2008 (approximately 19.5% of sales), as compared with NIS 142.9 million (24.4% of sales) in 2007, representing a decrease of approximately 8.3% in relation to 2007.

        The decrease in the gross profit and gross margin in relation to 2007 is attributed primarily to the erosion of the dollar-linked prices of packaging paper in light of the change in the exchange rate, coupled with a decrease in the quantitative sales on the local market as a result of the impact of the cold spell, the approximately 17% rise in electricity prices and the rise in paper waste collection costs – that were partially offset by the continuing efficiency measures and the transition to manufacture using natural gas. Additionally, the cost of sales included an amortization of approximately NIS 5.5 million in excess cost, as a result of excess cost recorded from the sale of Carmel and Frenkel CD.

        Labor Wages

        The labor wages within the cost of sales amounted to NIS 149.2 million in 2008 (22.3% of sales), as compared with NIS 115.7 million last year (approximately 19.8% of sales).

        The labor wages within the general and administrative expenses amounted to NIS 73.9 million in 2008 (approximately 11.0% of sales), as compared with the sum of NIS 58.3 million last year (approximately 10.0% of sales).

        The Increase in salary costs as compared to 2007 is attributed to additional salary expenses of approximately NIS 50.0 million resulting from the consolidation of Carmel and Frenkel CD and the increase in personal, primarily at Amnir and in the packaging paper sector, as part of the preparations for and the execution of the expanded collection of cardboard and newspaper waste that is to serve the upcoming operation of the new packaging paper manufacturing network, coupled with a nominal increase of 4% in wages.

        Moreover, the labor costs include an increase in labor expenses as detailed in Section 3 below, as a result of expenses derived from the issue of options to executives and the allocation of the expenses thereupon, at an accrued sum of NIS 4.9 million in 2008 – an expenditure that does not involve cash flows.

        As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, senior executives and managers have mutually agreed to cut their wages by 8% to 10% in 2009, while senior employees have agreed that their wages be cut by 5%.

3.	Selling, General and Administrative Expenses

        Selling, general and administrative expenses (including wages) and other expenses in 2008, amounted to NIS 95.7 million – approximately 14.3% of sales – as compared with NIS 71.8 million – approximately 12.3% of sales – in 2007. Net of the revenues from attribution of excess negative cost at a subsidiary and non-recurring expenses as set forth below, selling, general and administrative and other expenses amounted to NIS 94.5 million.

        The increase in selling, general and administrative and other expenses was primarily attributed to the consolidation of the expenses of Carmel and Frenkel CD in the Company’s financial statements, in the amount of NIS 17.3 million, along with the increase in wages expenses as a result of NIS 4.9 million in wages expenses recorded in respect of the option plan for executives approved in January 2008, as well as the increase in other expenses following the revaluation of a Mondi PUT option in the amount of NIS 10.0 million pursuant to IFRS.

        The selling, general and administrative expenses amounted to NIS 37.8 million, approximately 16.7% of sales – in the fourth quarter of the year, as compared with NIS 20.9 million, approximately 13.5% of sales, in the corresponding quarter last year. The growth is primarily attributed to the inclusion of the expenses of Carmel and Frankel CD in the sum NIS 12.8 million in the quarter, as well as a result of recording an expenditure on account of a PUT option on an associated company, in the sum of approximately NIS 4.3 million in the fourth quarter.

4.	Operating Profit

        The operating profit amounted to NIS 35.4 million, approximately 5.3% of sales – in 2008, as compared with NIS 71.1 million, approximately 12.2% of sales – in 2007. Most of the erosion in the profit was due to changes in the dollar exchange rate, which negatively impacted the selling prices of packaging paper and recycling, as well as to the dumping prices of competing imports, as set forth above, coupled with the apparent slowdown in the operations of the various companies during the final quarter as a result of the financial crisis.

        Operating profit for the packaging paper, recycling and cardboard activity in 2008 amounted to approximately NIS 32.1 million, as compared with NIS 70.4 million in 2007 – primarily due to the aforementioned impact of the exchange rate, at which segment sales are denominated, as well as due to the dumping prices of competing imports, as set forth above, and the impact of the severe cold spell on the demand for exported agricultural produce.

        The operating profit of the office supplies operations amounted to NIS 3.2 million, as compared with a profit of NIS 0.7 million in 2007.

        The operating loss amounted to NIS 2.6 million in the fourth quarter of the year, as compared with approximately NIS 18.1 million in the corresponding quarter last year. This is primarily attributable to the decrease in sales for exports as well as the development of recycled products from pulp replacements, the influence of currency and the erosion of selling prices, as well as the result of recording an expenditure on account of a PUT option for an associated company in the sum NIS 4.3 million in the fourth quarter of the year. Net of influence of the Put option and losses from companies consolidated during the quarter, the operating profit for the quarter amounted to approximately NIS 5.5 million.

5.	Financial Expenses

        The financial expenses in 2008 amounted to NIS 15.0 million, as compared with NIS 22.2 million in the corresponding period last year, representing a decrease of 32.4%.

        The total average of net interest-bearing liabilities, charged to the Company’s financial expenses, decreased by approximately NIS 85 million, between 2007 and 2008. This decrease was primarily due to proceeds of the private placement received last year, to the positive cash flows from operating activities in those years, offset by investments in fixed assets.

        The interest on the short-term credit decreased by approximately NIS 6.3 million, both as a result of the decrease in the balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) grew by approximately NIS 0.7 million, as compared with 2007, despite the decrease in the balance of debentures following redemptions made to the holders of the debentures both as a result of the increase in the costs of the hedging transactions on the CPI-linked debentures against the increase in the CPI, which grew by an annual rate of 2.6% in 2008, as compared with 1.3% in 2007, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards. The actual index rose by approximately 3.8% in this period.

        Furthermore, the Company recorded financial revenues in 2008 amounting to NIS 5.2 million in respect of a dollar currency transaction executed in the third quarter of this year, as compared with financial revenues of NIS 4.6 million from euro currency transactions executed in late 2007. These revenues were offset last year by financial expenses amounting to NIS 2.3 million, primarily due to the impact of the revaluation of the NIS vis-à-vis the USD by 9.0% in 2007, as compared with a 1.1% revaluation in 2008, applicable to USD asset balances.

6.	Taxes on Income

        Expenses of taxes on income amounted to NIS 3.7 million in 2008, as compared with NIS 18.3 million in 2007. The sharp decrease of approximately NIS 14.6 million is primarily attributed to the sharp drop in taxable income (income after financial expenses, net of non-recurring income of approximately NIS 14.6 million from the allocation of a negative excess of cost), the inclusion of NIS 0.9 million in last year’s tax expenses in respect of the closing of assessments for the years 2002 through 2005 and the decrease in the current tax rate this year as compared with the preceding year.

7.	Company’s Share in Earnings of Associated Companies

        The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems (until August 31, 2008 – the date of initial consolidation of the Carmel financial statements).

        The company’s share in the earnings of associated companies totaled NIS 51.3 million in 2008, as compared with NIS 0.9 million in 2007. The Company’s share in the earnings of associated companies amounted to NIS 14.7 million in the fourth quarter of the year, as compared with NIS 7.9 million in the corresponding quarter last year, representing an increase of 86% in relation to the corresponding quarter last year.

        The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2007:

–	The Company’s share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 0.6 million. The increased income was primarily attributed to the improvement in Mondi’s operating profit, which grew from NIS 33.6 million last year to NIS 34.1 million this year – primarily due to a quantitative increase in sales, operating efficiency and lower energy costs due to the transition to using natural gas at the Hadera site. The net profit also increased as a result of the decrease in financial expenses this year in relation to last year, primarily on account of the impact of the revaluation of the NIS against the dollar.

–	The company’s share in the net earnings of Hogla-Kimberly Israel (49.9%) increased by approximately NIS 12.3 million. Hogla’s operating profit grew from NIS 136.3 million to NIS 169.0 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket, while innovating products and empowering the Company’s brands.

–	The Company’s share in the losses of KCTR Turkey (formerly: “Ovisan”) (49.9%) decreased by NIS 48.0 million. The significant decrease in the loss is attributed to the growth in the volumes of operation that led to a significant reduction in the operating loss, from NIS 73.7 million last year to approximately NIS 33.4 million this year. In 2007, the Company recorded a non-recurring loss in respect of termination of trade agreements with distributors following the transition to distribution by Unilever, amounting to approximately NIS 6 million ($1.5 million), of which the Company’s share amounts to approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26.8 million (approximately $6.4 million) was reduced, of which our share is NIS 13.4 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from Hogla, the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

–	The Company’s share in the loss of Carmel (36.21% as at August 31, 2008 – the date of consolidation), increased by NIS 6.4 million. This increase is attributed to the sharp erosion in the operating margin as a result of lower demand for packaging due to the slowdown in industrial exports on account of the erosion of currency exchange rates vis-à-vis the NIS, coupled with the damages of the cold spell in the agricultural sector. On the other hand, the prices of imported raw materials did not decrease in NIS terms, due to hedging transactions on exchange rates.

B.	Liquidity and capital resources

1.	Cash Flows

        The cash flows from operating activities in 2008 amounted to approximately NIS 113.9 million, as compared with NIS 91.9 million in 2007. The increase in the cash flows from operating activities in 2008, as compared with 2007, originated primarily as a result of the sharp improvement in net profit as well as from the decrease in working capital in 2008, that amounted to approximately NIS 41 million, as compared with a NIS 8.0 million decrease last year. The decrease in working capital in 2008 originated primarily from the reduction in the accounts receivable balance as a result of the lower dollar exchange rate, that is affecting the selling prices in NIS, especially as regards packaging paper and recycling.

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

        On December 21, 2003, the Company issued notes – through tender by private placement – in the amount of NIS 200 million, to institutional investors. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity at the time). The unpaid balance of the notes will be repaid in five equal annual installments between the years 2009-2013 with both the principal and the interest being linked to the CPI. The notes are not convertible into the Company’s ordinary shares and shall not be registered for trade on a public exchange.

        On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of two new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of debentures (Series 3 – CPI linked) issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65% and payable annually each on July 10th of the years 2010-2018. In addition the company has offered an aggregate principal amount of NIS 120,560 thousands of (Series 4) debentures issued in return for approximately NIS 120,560 thousands bearing an interest rate of 7.45% and payable annually each on July 10th of the years 2010-2015. The net proceeds of the offering net of issue expenses are NIS 306,000 thousands.

        On August 14, 2008 the Company raised of (Series 4) debentures according to the shelf prospectus published by the Company in Israel on May 26, 2008. The company issued NIS 114,997 thousands of Series 4 debentures issued in return for approximately NIS 119,800 thousands bearing an interest rate of 7.45%. The net proceeds of the offering net of issue expenses are NIS 119,167 thousands.

        The long-term liabilities (including current maturities) of the Companies amounted to NIS 785.3 million as at December 31, 2008 as compared with NIS 260.2 million as at December 31, 2007.

        The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2008, these loans consisted of the following:

1.	Short-term credit from banks – HAP has a bank credit facility of some NIS 360 Million. Of this, as of December 31, 2008, some NIS 77.7 Million were utilized. The Company does not have any credit limitations (i.e. – financial covenants) other than this. see Notes 8b and 13c to the Financial Statements attached.

2.	Notes – see Note 8a to the Financial Statements attached.

3.	Long Term Loans – See Note 8b to the Financial Statements attached.

4.	Other liabilities – see Note 8d to the Financial Statements attached.

        For information regarding financial instruments used for hedging purposes and market risks – see note 17 to the financial statements and Item 11, “Quantitative and Qualitative Disclosure about Market Risk”.

3.	Financial liabilities at fair value through the statement of income

        Put option for shareholder at an associated company

        As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereinafter – MBP, formerly Neusiedler AG) Mondi Hadera acquired the Group’s operation in fine paper and issued MBP 50.1% of its shares.

        As part of this agreement, MBP was granted the option to sell its holdings in Mondi Hadera to the Company at a price 20% lower than its value (as defined in the agreement), or $20 million, less 20% – the higher of the two. According to verbal understandings that were reached in proximity to the signing of the agreement, between elements at the company and elements at MBP, the latter can exercise the option only in the most exceptional cases, such as those that paralyze production in Israel for long periods of time.

        Due to the extended period of time that has passed since these understandings were reached and in view of recent changes in the management of MBP, the Company has decided to adopt a conservative approach in this respect and to reflect the economic value of the option. The value of the option was calculated according to IFRS and was recognized as a liability that is measured at fair value, with changes in fair value being allocated to the statement of income in accordance with IAS 39.

        The difference between the value of the liabilities according to the agreement – NIS 54.7 million – as compared with the value of the liabilities through fair value – NIS 13.9 million – amounts to NIS 40.8 million.

        The liability on account of the Put option for shareholder at the associated company shares as at December 31, 2008, December 31, 2007, and as at January 1, 2007, amounts to NIS 13.9 million, NIS 3.9 million and NIS 1.6 million, respectively.

        On account of the Put option, other expenses grew by NIS 10.0 million in 2008, as compared with growth of NIS 2.3 million in 2007.

        The principal factors responsible for the change in fair value in 2008 include the change in the risk-free interest rate and the change in the standard deviation of the Hadera Paper share – that serve for calculating the value of the option as a result of fluctuations in the price of the share during 2008 and in the risk-free, dollar-denominated interest rate.

4.	Material commitments for Capital Expenditures

–	The Company converted during October 2007 its energy-generation plant in Hadera to using natural gas, instead of fuel oil.

–	In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas is fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals $ 35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

–	In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2008 the remainder of the agreement was worth approximately € 0.2 million.

–	In the beginning of 2008, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers, for the total sum of €55.4 million. Some of the equipment supplied during 2008 and the rest will be supplied in the beginning of 2009.

–	In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

–	In November 3, 2008, the general meeting of the company approved the validity of a lease agreement signed on September 8, 2008 between the Company and Gev-Yam Lands Ltd (hereinafter – “the lessor”), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will rent a plot in Modiin, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (hereinafter – “the logistic center”) for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property in addition to which the Company will have an option to extend the lease by a further 9 years and 11 months. The cost of annual lease amounts to NIS 13.6 million linked to the Consumer Price Index for July 2008.

C.	Research and development, patents and licenses, etc.

        There were no significant investments in research and development activities during the last three years.

D.	Trend information

        For trend information see The Business Environment section included in Item 5 above.

E.	Off balance sheet arrangements

        The Company does not have any material off balance sheet arrangements, as defined in Item 5E of Form 20-F.

F.	Contractual Obligations

In NIS in million	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years

Long term debt obligations*	933.4	122.6	326.6	261.5	222.7
Purchase obligations**	95.9	36.0	59.9	-	-

* Including interest
** From natural gas agreement

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

        The following table sets forth certain information with respect to the directors and executive officers of the Company:

Name	Age	Position/Principal Occupation

Senior Management in Company and in
Subsidiaries (as of June 10, 2009)
Avi Brener	56	Chief Executive Officer
Israel Eldar	64	Controller and responsible for risks and business interruption management.
Shaul Gliksberg	47	Chief Financial Officer and Business Development Manager
Lea Katz	58	Legal counsel and Corporate Secretary.

Gur Ben David	57	General manager of Packaging Paper and Recycling Division.

Gideon Liberman	59	General Manager of Development and Infrastructure Division, Chief Operating Officer
Amir Moshe	43	General Manager, Graffiti Office Supplies & Paper Marketing Ltd.
Uzi Carmi	53	General Manager, Amnir Recycling Industries Ltd.
Simcha Kenigsbuch	51	Chief Information Officer
Doron Kempler	59	General Manager, Carmel Container Systems Ltd.
David Basson	50	Group Purchasing Manager
Michal Mendelson	50	Group Marketing Manager
Noga Alon	44	Group Organizational Development Manager
Abraham Tenenboum	57	Development and Innovation Manager
Gabi Kenan	65	Senior Manager for projects (Until December 31, 2008)
Pinhas Rimon	69	Senior manager (Until June, 30, 2008)

Senior Management in Affiliated
Companies (as of June 10, 2009)
Arik Schor	52	General Manager, Hogla-Kimberly Ltd. (Until June 30, 2009)
Ari Melamud	41	General Manager, Hogla-Kimberly Ltd. (From July 1, 2009)
Avner Solel	54	General Manager, Mondi Business Paper Hadera Ltd.

Directors of the Company
Zvi Livnat(1)	56	Chairman of the Board
Ari Bronshtein(2)	40	Director
Atalya Arad(3)	54	External Director (From July 10, 2008)
Roni Milo(4)	58	Director
Avi Fischer(5)	52	Director
Isaac Manor(6)	67	Director
Amos Mar-Haim(7)	70	Director
Adi Rozenfeld(8)	53	Director
Avi Yehezkel(9)	49	Director
Amir Makov(10)	74	External Director
Ronit Blum(11)	56	External Director (Until May 22, 2008)

(1)	Mr. Livnat has been a member of our Board of Directors since 2003 and was appointed Chairman of our board of directors since 2006.
(2)	Mr. Bronsthein has been a member of our board of directors since 2006.
(3)	Ms. Arad has been a member of our Board of Directors since 2008.
(4)	Mr. Milo has been a member of our Board of Directors since 2007.
(5)	Mr. Fischer has been a member of our Board of Directors since 2004.
(6)	Mr. Manor has been a member of our Board of Directors since 2003.
(7)	Mr. Mar-Haim has been a member of our Board of Directors since 1984.
(8)	Mr. Rozenfeld has been a member of our Board of Directors since 2004.
(9)	Mr. Yehezkel has been a member of our Board of Directors since 2003.
(10)	Mr. Makov has been a member of our Board of Directors since 2005.
(11)	Ms. Blum has been a member of our Board of Directors since 2005.
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

        The business experience of each of the directors is as follows:

        Mr. Zvi Livnat. Mr. Livnat has been Chairman of the Board of Directors of the Company since April 2006. In addition he serves as Co-CEO of Clal Industries and Investments Ltd., Executive Vice President and director of IDB Holding Corporation Ltd., Deputy Chairman of IDB Development Corporation Ltd., and a director of Discount Investments Corporation Ltd. Mr. Livnat also serves in prominent positions in other public and private companies. Mr. Livnat is a graduate of HND Business Studies &Transport (CIT) – Dorset Institute of Higher Education, Bournemouth, United Kingdom

        Mr. Ari Bronshtein. Mr. Bronshtein is Vice President of Discount Investments Corporation Ltd. He also serves as director at various companies. He formerly served as Deputy CEO of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd. Mr. Bronshtein is a graduate of Tel Aviv University where he studied Management and Economics. He also received a master’s degree in Management Science of Accounting and Finance from Tel-Aviv University.

        Ms. Atalya Arad. Ms. Arad served an Chairman External Director of “Bank Otsar Ha-hayal”. During 2004-2008, Ms. Arad served as the head of the Investigation Department of the Israel Securities Authority. During 2000- 2004, Ms. Arad served as a head of fraud investigations department) chief superintendent) in the Israeli Police.

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

        Mr. Isaac Manor. Mr. Manor is a Deputy Chairman of IDB Holdings Corporation Ltd., IDB Development Ltd., Discount Investments Corporation Ltd., Clal Industries and Investments Ltd. and is a director of various publicly-traded and privately-held companies within the IDB Group, the Israel Union Bank Ltd. and others. He also serves as Chairman and as a director of companies in the David Lubinsky Group Ltd. Mr. Manor is a master in Business Management from the Hebrew University of Jerusalem.

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

        Mr. Avi Yehezkel. Mr. Yehezkel is an external director at Bank Yahav. He served as a Knesset member from 1992-2003. Mr. Yehezkel is a graduate of Tel-Aviv University where he studied Economics, and has an M.A. in Law from Bar- Ilan University.

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

        The aggregate amount of remuneration paid to all directors and senior officers of the Company, and its subsidiaries (28 officers and directors) as a group for services provided by them during 2008 was approximately NIS 21,356,627 (approximately $5,965,538). The aggregate amount set aside for pension, retirement or similar benefits for all directors and senior officers of the Company and its subsidiaries as a group for services provided by them during 2008 was approximately NIS 1,906,468 (approximately $532,533).

        As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, executives in various levels gave their consent to a 8%-10% cut in their pay for a limited period.

        The aggregate remuneration above includes payments to the Company's five most-highly compensated officers1

Following below is the accounting cost of remuneration (remuneration paid during the reporting year, including the company’s undertakings of remuneration on account of the reported year) for the five highest-paid senior officers of the Company:

It should be noted that the Group CEO renounced 10% of his salary until the end of 2009 in comparison with former year, and all the senior officers in the Company renounced 8% of their salary for the same period.

Recipient Details				Remuneration for Services (in NIS thousands)			Total in NIS Thousands
Name	Position	scope of employment	Salaries	Bonus	Total Salaries + Bonus	Share based payment for Options "out of the money"*	Total

Avi Brener (1)	Group CEO	100%	(2)1,823	(3)680	2,503	(4)1,124	3,628
Shaul Glicksberg (5)	VP Finance and Business Development.	100%	(6)1,126	(7)312	1,438	(8)307	1,746
Gabi Keinan (9)	Senior Manager	100%	(10)1,633	(11)100	1,733	__	1,733
Gideon Lieberman (12)	COO	100%	(13)951	(14)275	1,226	(15)307	1,533
Gur Ben David (16)	General Manager, Packaging Paper & Recycling Division	100%	(17)966	(18)225	1,191	(19)307	1,498

*	The sum appearing under the column Share-based Payment reflects the expenditure recorded by the company in 2008 according to IFRS 2, on account of the location of the stock options. The options today are “out of the money”

The exercise periods of the stock options are as follows:

—	The offeree will be eligible to exercise into options one quarter of the quantity of the stock options (hereinafter: Starting with the end of 1 year from January 14, 2008 (”The Determining Date”) and until the end of four years from The Determining Date.

—	the offeree would be eligible to exercise into shares an additional [second] quarter of the total sum of stock options, starting with the end of two years from The Determining Date and until the end of four years from The Determining Date.

—	The offeree would be eligible to exercise into shares an additional [third] quarter of the total sum of stock options, starting with the end of three years from The Determining Date and until the end of five years from The Determining Date.

—	The offeree would be eligible to exercise into shares an additional [fourth] quarter of the total sum of stock options allocated to him according to the plan, starting with the end of four years from The Determining Date and until the end of six years from The Determining Date.

1.	Avi Brener – employed as the company’s CEO since January 1, 2005.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of six months.

2.	The salaries component appearing in the table above includes all of the following components: Labor wages, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

3.	The sum appearing under the Bonus column is the sum of the bonus to the company decided to pay to Avi Brener in the March 2009 paycheck, on account of 2008. Pursuant to the employment agreement, the annual bonus of the CEO will be equal to between six and nine paychecks, according to the discretion of the Company’s Board of Directors. The bonus in the amount of NIS 680,000 for 2008 is 20% lower from the bonus granted for 2007 as detailed hereinafter, partly due to the financial crisis as aforementioned in this annual report.

The bonuses paid by the company in March 2008, amounting to NIS 850,000, on account of 2007, were included in the Annual Report for 2007.

4.	On March 28, 2008, as part of his employment conditions, Avi Brener was allocated a sum of 40,250 stock options, exercisable to up to 40,250 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

5.	Shaul Glicksberg – Employed as the company’s VP of Finance since January 1, 2008.

According to the employment agreement, each one of the parties may terminate the engagement at any time by providing advanced notice of three months.

6.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

1     The chart details remuneration paid by the Company to five most-highly compensated officers of the Company, as reported by the Company in accordance with Israeli law in its Annual Report for 2008 filed with the Israel Securities Agency in March 2009.

7.	The sum appearing under the Bonus column reflects a special bonus paid by the Company to Shaul Glicksberg in August 2008, in addition to a bonus that the Company decided to pay to Shaul Glicksberg in the March 2009 paycheck on account of 2008. Shaul Glicksberg does not have a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their estimation of the contribution made by Shaul Glicksberg to the results of operations of the Company.

8.	On March 10, 2008, as part of his employment conditions, Shaul Glicksberg was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

9.	Gabi Keinan – VP Projects, has been employed by the company since March 29, 1998 and terminated his employment for the company on December 31, 2008.

10.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car and vacation balance accumulated until end of employment.

11.	The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gabi Keinan in 2008. Includes retirement compensation of NIS 252,000. The employment agreement of Gabi Keinan does not include a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gabi Keinan to the results of operation of the Company. The bonus paid by the Company at March 2008 in the amount of NIS 200,000 for 2007, was included at the annual report for 2007.

12.	Gideon Lieberman – COO, employed by the company since August 25, 1975.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

13.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

14.	The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gideon Lieberman in the March 2009 paycheck, on account of 2008. The employment agreement of Gideon Lieberman includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gideon Lieberman to the results of operation of the Company

The bonuses paid by the company in March 2008, amounting to NIS 250,000, on account of 2007, were included in the Annual Report for 2007.

15.	On March 10, 2008, as part of his employment conditions, Gideon Lieberman was allocated a sum of 11,000 stock options, exercisable into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company. For details regarding the exercise periods on the stock options and for additional details regarding the stock option plan.

16.	Gur Ben David – General Manager, Packaging Paper Division, employed at the company since August 1, 2006.

According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

17.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.

18.	The sum appearing under the Bonus column reflects the sum of the bonus paid by the Company to Gur Ben David in the March 2009 paycheck, on account of 2008. The employment agreement of Gur Ben David includes no guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, based on their evaluation of the contribution made by Gur Ben David to the results of operation of the Company. The sum of the bonus paid by the company in March 2008 amounts to NIS 180,000 on account of 2007.

19.	On March 10, 2008, as part of his employment conditions, Gur Ben David was allocated a sum of 11,000 stock options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company

        In addition, the senior officers of the Company and of certain other companies in the Group were granted options pursuant to a stock option plan adopted in January 2008. For details regarding the stock option plan granted to senior officers, see Item 6.E. Share ownership, below, and Note 10b of the Financial Statements.

Remuneration of Directors

        The Audit Committee and the board of directors decided to update the annual remuneration and attendance compensation for all Company board members, including board members who are controlling shareholders or relatives thereof, independent board members and the external directors of the Company.. Pursuant to regulations under the Israeli Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 45,000 and NIS 73,200, plus an additional fee for each meeting attended which must be between NIS 1,590 and NIS 2,820. On June 3, 2008, the Board of Directors resolved to adjust the annual compensation and the compensation for participation in Board of Directors and committee meetings granted to all the directors in the Company, including external directors and directors who are, or their family members are, controlling shareholders of the Company, for the year 2008 up to a sum equal to the “Fixed Amount”, according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000, as amended in March 2008. Accordingly, effective on July 10, 2008, the board of directors determined that for 2008 the remuneration of each director, including the external directors, would be fixed at NIS 59,100 plus an additional NIS 2,200 for each meeting attended.

            Pursuant to the resolutions of the general meetings of the company dated June 21, 2006 and July 14, 2004, the company issued letters of indemnification to all the directors and officers of the company, including directors that may be considered controlling shareholders in the company (Mr. Zvi Livnat and Mr. Issac Manor), by virtue of being controlling shareholders in IDB Holdings, which is an indirect controlling shareholders of the company.

        On June 24, 2008, following the approval of the Company’s audit committee and board of directors, the Company’s shareholders’ meeting approved the Company’s engagement for the acquisition of an officers’ liability insurance policy for the period commencing June 1, 2008 until May 31, 2009, and a premium payment in the amount of $40,000. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the Company. The policy is under market conditions and in accordance with customary transactions of this type. According to the Company’s resolution, said insurance policy will also apply to directors that may be considered controlling shareholders in the company (Messrs. Zvi Livnat and Issac Manor). The amount of insurance coverage ($6 million) and premium under said policy are identical to the amount of coverage and premium of previous policies for the years 2007 and 2006.

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

In reliance upon Section 801(a) of the NYSE Amex Company Guide, as a “controlled company”, the Company has elected not to follow the requirement that a majority of the members of our Board of Directors be independent, pursuant to Sections 121 and 802 of the NYSE Amex Company Guide. The Company is considered a “controlled company” under the NYSE Amex Company Guide as over 50% of the voting power in the Company is held by Clal and DIC as a group. According to Section 801(a) of the NYSE Amex Company Guide, a controlled company is not required to comply with board independence requirements under Section 802. Accordingly, the Company’s Board of Directors is composed of ten members, of whom to the Company’s best knowledge five meet the independence requirements of the NYSE Amex Company Guide, namely, Amir Markov, Avi Yehezkel, Roni Milo, Atalya Arad and Amos Mar-Haim, and five are non-independent directors, namely Zvi Livnat, Ari Bronshtein, Avi Fischer, Isaac Manor and Adi Rozenfeld.

External Directors

        Under the Israeli Companies Law, the Company (as a public company) is required to have at least two external directors as members of its Board of Directors. An external director may not have any financial or other substantial connection with the Company and must be appointed at the Annual General Meeting of Shareholders. The external directors are elected for a three-year term of office that may be extended for another three years. Mr. Makov and Ms. Arad are the external directors of the Company. For the period of time each director served in his or her respective position, see Item 6.A. Directors and Senior Management.

        None of the Group’s directors are entitled to benefits upon termination of their employment.

Audit Committee

        Under the Israeli Companies Law, members of the Audit Committee are elected from members of the Board of Directors of the Company by the Board of Directors. The Audit Committee must be comprised of at least three directors, including all of the external directors, but excluding: (i) the Chairman of the Board of Directors; (ii) any director employed by the Company or who provides services to the Company on a regular basis; or (iii) a controlling shareholder of the Company or his relative. In addition, according to the rules of the NYSE Amex the audit committee must have at least three members, each of whom satisfies the independence standards of Section 803A of the NYSE Amex Company Guide and Rule 10A-3 under the Securities Exchange Act of 1933, must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years and is able to read and understand fundamental financial statements. Additionally, the Audit Committee must have at least one member who is financially sophisticated. The Audit Committee operates under a charter adopted by the board of directors.

        The role of the Audit Committee under the Israeli law is: (i) to examine flaws in the business management of the Company in consultation with its auditors and to suggest appropriate courses of action to rectify such flaws and (ii) to decide whether to approve actions or transactions which under the Israeli Companies Law require the approval of the Audit Committee (such as transactions with a related party.)

        The Company’s Audit Committee members are currently: Amos Mar-Haim, chairman, Atalya Arad and Amir Makov. All of whom to the Company’s best knowledge, meet the independence requirements of the NYSE Amex Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934.

        The Company’s Audit Committee also serves as a Balance Sheet Committee to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval.

Nominating Committee

        In reliance upon Section 801(a) of the NYSE Amex Company Guide, as a controlled company in which over 50% of the voting power is held by Clal and DIC as a group, the Company has elected not to follow the requirement that a listed company have a nominating committee of the board of directors that is responsible for recommending nominations to the company’s board of directors, pursuant to Section 804 of the NYSE Amex Company Guide.

Compensation Committee

        As a controlled company, the Company has elected not to follow the requirement that a listed company have a compensation committee of the board of directors comprised entirely of independent directors that is responsible for recommending the compensation of the chief executive officer of all other officers, pursuant to Section 805 of the NYSE Amex Company Guide. The Company has a Compensation Committee that is comprised of two independent directors, namely, Amos Mar-Haim and Amir Makov and one non-independent director, namely, Zvi Livnat. As such the Company has only a majority of independent directors on its Compensation Committee. In addition, the compensation of the CEO is determined by a majority of the Board of Directors.

6.D	Employees

        As of April 30, 2009, the Group had 3,019 employees in Israel, of which the Company and its subsidiaries had 1,632 employees in Israel. Of the Company employees in Israel, 182 were engaged in the office supplies activities, 690 in the packaging paper and recycling division, 737 in the corrugated board containers activities (starting September 1, 2008, since the financial statements of Carmel and those of Frenkel-CD Ltd. have been consolidated with the Company’s financial statements) and 23 were management and clerical personnel at the Company’s headquarters in Hadera. The associated companies had 1,390 employees in Israel, of whom 1080 were engaged in the household paper activities (in addition, KCTR had 334 employees in Turkey engaged in household paper activities) and 310 in the printing and writing paper activities.

        Some of the employees are subject to the terms of employment of collective bargaining agreements. The parties to such collective bargaining agreements are the Company and the employees, through the union. The Company believes that the relationship between the Company and the union are good.

6.E	Share Ownership

        In 2001 the Board of Directors of the Company approved two option plans (stock option plan for Group employees and stock option plan for Group senior officers), whereby it granted 275,755 stock options to Group employees and senior officers. As of the report date, all options granted in conjunction with said plans have been exercised or have expired.

        On January 14, 2008, following the approval of the Audit Committee, the Board of Directors approved a bonus plan for senior employees in the Company and/or in subsidiaries and/or in associated companies, under which up to 285,750 options (281,500 stock options of at the date of this annual report), each exercisable into one ordinary share of the Company with NIS 0.01 par value, will be allotted to senior employees and officers in the Group, including the CEO of the Company. On the date of approval of the bonus plan, the number of shares to be allotted accounted for 5.65% of the issued share capital of the Company. The offerees in the said bonus plan are not interested parties in the Company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said options, the offerees who will exercise the option will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option at the exercise date only. The options vest in four yearly installments. The vesting period of the first installment is one year, commencing on the date of grant, and the next three installments vest on the fourth, fifth and sixth anniversary of the grant date. The first installment is exercisable for four years from the vesting date. Each installment of the next three installments is exercisable for two years from the vesting date of such installment. For further information regarding the 2008 bonus plan, see Note 10 of the financial statements included elsewhere in this annual report.

        Of the 281,500 options under the bonus plan, 40,250 options were allotted to the CEO of the Company, 135,500 were allotted to management of the subsidiaries and 74,750 were allotted to management of the affiliates. The date of grant of the options was set for the months of January-March 2008, subject to the restrictions of Section 102 (Capital Route) of the Israeli Income Tax Ordinance. In the course of the first quarter of 2008, a sum of 250,500 stock options were granted as aforesaid, and on January 8, 2009, a sum of 34,000 stock options were granted, out of 35,250 stock options that were allocated to the trustee, as a reservoir for future granting. As of the date of the report, the balance of options warrants held by the trustee is 1,250 option warrants.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major shareholders

        The following table sets forth, as of June 10, 2009, the number of ordinary shares of the Company beneficially owned by (i) all those persons who, to the Company’s knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address:	Amount Beneficially Owned Directly or Indirectly*		Percent of Class Outstanding

Clal Industries Ltd. ("Clal")
3 Azrieli Center, the Triangle Tower, Tel Aviv,
Israel	1,921,861	(1)	37.98	(1)
Discount Investments Corporation Ltd. ("DIC")
3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	1,085,761	(1)	21.45	(1)
All officers and directors as a group	**		**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.

**	The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)	IDB Holding Corporation Ltd. (“IDBH”) holds directly and indirectly 100% of the equity and voting power in IDB Development Corporation Ltd. (“IDBD”), which, in turn, holds 74.45% of the equity of and voting power in DIC and 60.54% of the equity of and voting power in Clal. IDBH, Clal and DIC are public companies traded on the Tel Aviv Stock Exchange. IDBD is a privet company, whose securities are registered for trade on the Tel Aviv Stock Exchange.

IDBH is controlled as follows: (i) Ganden Holdings Ltd. (“Ganden”), which is a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman, holds approximately 55.26% of the outstanding shares of IDBH (of which, approximately 17.5% of the outstanding shares of IDBH are held directly and approximately 37.73% of the outstanding shares of IDBH are held through Ganden Investments I.D.B. Ltd, a private Israeli company, which is an indirect wholly owned subsidiary of Ganden); (ii) Shelly Bergman, through a wholly-owned company, holds approximately 4.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd. (“Livnat”), which is a private company controlled by Avraham Livnat holds, directly and through a wholly-owned subsidiary (Avraham Livnat Investments (2002) Ltd.), approximately 13.43% of the outstanding shares of IDBH); (iv) Manor Holdings BA Ltd. (“Manor”), a private company controlled by Isaac and Ruth Manor holds, directly and through a majority-owned subsidiary (Manor Investments-IDB Ltd.), approximately 13.42% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of IDBH constituting 31.02%, 10.34% and 10.34%, respectively, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. The holdings of said entities in IDBH in excess of said 51.7% of the issued share capital and voting rights of IDBH (as well as the holdings of Ganden, Manor and Livnat and Shelly Bergman in IDBH) are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023. Certain of the foregoing shares of IDBH have been pledged in favor of certain financial institutions as collateral for loans taken to finance part of the purchase price of such shares. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

Isaac Manor (the husband of Ruth Manor), and Zvi Livnat (the son of Avraham Livnat) are directors of each of IDBH, IDBD, and DIC. Isaac Manor is also a director of Clal.

Avi Fischer holds, directly and through a private company controlled by Avi Fischer and his wife, directly and indirectly, 9.23% of the equity and the voting power of Ganden.

        In 1980, DIC and Clal agreed for a period of ten years (subject to renewal for additional ten year periods) to coordinate and pool their voting power in the Company in order to appoint an equal number of each party’s nominees to the board of directors of the Company, and in order to elect their designees to the board of directors’ Committees. They also agreed to vote together at the general meetings of the Company on the subject of dividend distributions. This agreement has been extended until the year 2010.

        Since May 23, 2005, beneficial ownership percentages for Clal and DIC increased by 5.65% and 3.18%, respectively, as compared to the percentages as indicated in the chart above.

        The Company estimates that as of May 30, 20098.46 % of its outstanding ordinary shares were held in the United States by 711 record holders.

        All ordinary shares of the Company have equal voting rights. The Company’s major shareholders who beneficially own 5% or more of the Company’s ordinary shares outstanding do not have voting rights different from other holders of ordinary shares.

7.B	Related Party Transactions

        The information is included in our consolidated financial statements, included elsewhere in this annual report. For loans to associated companies, see Note 4 to the attached financial statements. For a capital note to an associated company, see Note 8d to the attached financial statements. For transactions and balances with related parties, see Note 18 to the attached financial statements.

For further information see also Notes 12b and 12c to our financial statements, included elsewhere in this annual report.

7.C	Interests of Experts and Counsel

        Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

        See the financial statements included in Item 18.

Export Sales

        In 2008, the Company had NIS 55.8 million of export sales, which represents approximately 8.3% of the NIS 673.5 million total sales volume of the Company.

Legal Proceedings

        From time to time, we and our subsidiaries and affiliated companies may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property.

        In November 2006, the Environmental Protection Ministry announced that, even though the Company’s plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

        In September 2008 the Municipality of Hadera submitted a request for a land betterment levy in the amount of NIS 1.4 million in respect of a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the amount of the levy with a counter assessment in the amount of NIS 28,000. The Company created a provision in the amount of NIS 28,000 in respect of this request in its financial statements.

        During 2008, a consolidated company decided to sue one of its suppliers in the amount of NIS 1,750 thousands for refund payments compensation as a result of the supplierr’s failure to supply ERP system to the consolidated company. On the other hand, the supplier requires the completion of the outstanding value carrier.

        During 2008, a consolidated company received from the Municipality of Netanya and from the renter of a property, claims of payment amounting to NIS 2,700 thousands relating to assessments regarding taxes and levies for the years 2000-2008 for the above company’s enterprise in Netanya. The consolidated company submitted an appeal on the claim, in the amount of NIS 2,000 thousands, which was rejected by the Municipality. The consolidated company submitted an appeal on the rejection. The financial statements include a provision which, according to management’s opinion based on estimates of its legal consultant’s, is sufficient in these circumstances.

Dividend Policy

        The Company does not have a defined policy for distributing dividends.

8.B	Significant Changes

        The following significant changes occurred since December 31, 2008, the date of the most recent annual financial statements included elsewhere in this document:

        On January 15, 2009, the Company announced that as producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import and dumping of packaging paper from several European countries to Israel. . On February 26, 2009, the Company announced that as a producer of packaging paper, it had filed a complaint with the Supervisor concerning import and dumping of packaging paper from several European countries to Israel. In both cases upon review of the complaint, the Supervisor decided to launch investigations of those issues. According to the Company announcement, there is no certainty that its complaints would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results. For further details, see ITEM 4.B. above.

        On February 26, 2009 an associated company decided to allocate preferred shares to the Company, which will grant the Company the right to receive a special dividend in accordance with board of directors resolutions of the associated company from time to time.

        On February 26, 2009, an associated company decided to distribute a special dividend to the Company in respect of preferred shares allocated thereto in the amount of NIS 32.77 million.

        On February 26, 2009 an associated company announced the distribution of a dividend in the amount of $ 10 million to its shareholders. As of the date of signing the financial statements a distribution date has not been determined.

ITEM 9. THE OFFER AND LISTING

9.A	Listing Details

        The following table sets forth the high and low market prices of the Company’s ordinary shares on the NYSE Amex and TASE for the five most recent full fiscal years:

	NYSE Amex		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$*

Calendar Year

2008	80.80	26.55	270.20	104.50	83.58	26.98

2007	67.50	41.90	259.40	185.00	65.60	43.65

2006	52.12	38.50	237.00	168.50	53.01	38.42

2005	57.98	37.50	246.90	176.90	56.42	38.24

2004	60.73	48.75	267.10	217.60	60.33	48.72

*     Share prices have been converted from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

        The following table sets forth the high and low market prices of the Company’s ordinary shares on NYSE Amex and TASE for each fiscal quarter for the two most recent fiscal years and the first quarter of 2009:

	NYSE Amex		Tel Aviv Stock Exchange
2009 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]

March 31	39.48	29.62	164.00	117.30	39.16	29.73
June 9	43.13	35.00	173.40	147.70	42.28	35.11

2008 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]

March 31	69.05	56.5	261.30	192.10	67.68	56.83
June 30	80.8	59.71	270.20	212.10	83.58	62.09
September 30	74.5	52.5	256.10	186.70	74.73	53.02
December 31	60.25	26.55	205.60	104.50	58.84	26.98

2007 Quarter Ended	High	Low	High	Low	High	Low
	$		NIS		$[1]

March 31	49.84	41.90	207.50	185	49.61	43.65
June 30	67.5	47.21	259.40	198.70	65.60	47.82
September 30	60.88	47.00	250.60	203.10	60.87	47.28
December 31	66.00	50.00	259.30	200.30	66.92	51.01

The following table sets forth the high and low market prices of the Company’s ordinary shares on NYSE Amex and TASE for each month of the most recent six months:

	NYSE Amex		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$*

May 2009	41.68	37.25	173.40	154.70	42.28	37.32

April 2009	39.5	35.0	170.10	147.7	40.74	35.11

March 2009	39.48	29.62	164.0	126.4	39.16	30.37

February 2009	34.1	30.05	138.0	127.3	34.12	30.59

January 2009	33.59	30.0	133.5	117.3	34.10	29.73

December 2008	38.8	28.00	158.60	104.50	39.84	26.98

* Share prices have been translated from New Israeli Shekels (NIS) to U.S. Dollars at the representative rate of exchange, as reported by the Bank of Israel, on the dates when such high or low prices in NIS were recorded.

9.B	Plan of Distribution

        Not applicable.

9.C	Markets

        The Company’s ordinary shares have been listed on NYSE Amex since 1959. The ordinary shares have also been listed on TASE since 1961. The trading symbol for the ordinary shares on NYSE Amex is “AIP”.

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

Objects and purposes of the company

        As indicated in Article 5 of the Articles of Association of the company (the “Articles”), the Company may, at any time, engage in any kind of business in which it is, expressly or by implication, authorized to engage in accordance with the objects of the Company as specified in the Company Memorandum of Association (the “Memorandum of Association”). According to the Company’s Memorandum of Association, the Company’s objectives are paper manufacturing and any other legal objective.

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

        Subject to the restrictions of the Israeli Companies Law, a director is entitled to participate in the deliberations and vote with regard to the approval of transactions in which he has a personal interest. A director is not entitled to participate and vote with regard to the approval of an extraordinary transaction in which he has a personal interest, the approval of indemnity, exemption or insurance of the directors or the approval of the directors’ compensation. If a majority of the directors have a personal interest in a certain decision, they may participate and vote but the issue must be approved also by the audit committee and by the shareholders. If the controlling shareholder has a personal interest in an extraordinary transaction, the transaction must be approved by the audit committee, board of directors and by shareholders at a general shareholders meeting by the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, provided that either (i) such a majority includes at least one third of the total votes of shareholders who are not controlling shareholders or on their behalf, present at the meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against does not exceed one percent (1%) of the total voting rights in the Company.

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

        Pursuant to regulation promulgated under the Companies Law, the remuneration of directors does not require the approval of the general meeting according to the Companies law if it does not exceed the maximum amount permissible by applicable law. Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company with the Israeli Securities Authority then, a resolution of the audit committee and the Board of Directors regarding the remuneration of the directors would require approval of the General Meeting by a simple majority and the resolution regarding the remuneration of the directors who are deemed to be controlling shareholders of the Company would require the approval of the General Meeting by a simple majority provided that the majority of the votes cast approving such resolution includes (a) at least 1/3 of the votes of shareholders (or any one on their behalf) voting at the General Meeting who do not have a personal interest in the approval of the transaction (the votes of abstaining shareholders will not be taken into account as part of the majority votes); or (b) the votes of the shareholders mentioned in section (a) above, who object to such resolution constituted no more than 1% of all voting rights in the Company.

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

        Each of the ordinary shares entitles the holder thereof to participate at and to one vote at any general meeting of the Company.

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

        The Company may, by resolution adopted at a General Meeting by an ordinary majority, decrease the capital of the Company or any reserve fund from redemption of capital.

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

Modification of rights of shares

        If the share capital is divided into different classes, the Company may by resolution adopted at a general meeting by a special majority of 60% of the votes of shareholders (present in or by person proxy) voting at the General Meeting (except if the terms of the issuance of the shares of such class otherwise provide) annul, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent, in writing, of all the shareholders of such class thereto shall be received or that the resolution shall have been approved by a General meeting of the shareholders of such class by special majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class, provided that the quorum at the class meeting shall be the presence, in person or by proxy, at the opening of the meeting of at least two shareholders who own at least twenty five percent (25%) of the number of the issued shares of such class.

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

Shareholders meeting

        The Company shall hold an Annual General Meeting each year not later than fifteen months after the previous Annual Meeting, at such time and place as may be determined by the board of directors. Any other General Meeting is referred to as a “Special Meeting”.

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

        Apart from the notices as to the General Meeting described above, the Company is not required by the Articles and the Israeli Companies Law to give any additional notice as to the General Meeting, either to the registered shareholders or to shareholders who are not registered. The notice as to a General Meeting is required to include the place, the day and the hour at which the meeting will be held, the agenda as well as a summary of the proposed resolutions, and any other details required by law.

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

Listing

        Our ordinary shares are listed on both the NYSE Amex and on the TASE under the symbol “AIP”.

10.C	Material Contracts

        For a description of material contracts other than those described below, see “Item 7 Major Shareholders and Related Party Transactions–Related Party Transactions.”

        In February 2007, HAP finalized the sale of all its direct and indirect holdings in TMM, as well as its holdings in Barthelemi, to CGEA (in an agreement signed January 4, 2007). The sale price was approximately $27 million. Following the sale, HAP ceased to be a shareholder in TMM. For further details, see Item 4.A History and Development of the Company.

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

        In May 2007, the Company entered into an agreement with East Mediterranean Gas Company (“EMG”) for the purchase of natural gas from Egypt. The agreem ent describes principles for use in concluding a detailed agreement for the purchase of natural gas. It is expected that this will generate significant fuel cost savings and lead to further improvement in air quality. In July 2005, HAP signed an agreement for the purchase of natural gas with Thetys Sea Group to meet the Company’s requirements for natural gas at the Hadera production facility until the middle of 2011. The agreement with EMG provides for the continued availability of natural gas for an additional 15 years. In addition, the agreement allows HAP, within a limited period of time, to increase the quantities of natural gas purchased to serve the needs of the new power plant which is being planned. The estimated annual purchase of natural gas from EMG will range from $10 million to $50 million, depending on the quantities purchased and the prevailing prices. Bank and corporate guarantees, of an order of one year purchase, will be provided by HAP, when signing the detailed agreement. According to the May 2007 agreement, the parties must sign a detailed agreement by the end of 2007. As of the report date of this annual report, the parties are in negotiations to formulate the final version of the said detailed agreement.

        On July 29, 2005 the Company signed an agreement in London, with the Thetys Sea Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.), for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that was converted for the use of natural gas, instead of fuel oil. The overall financial volume of the transaction totals $35 million over the term of the agreement from the initial supply of gas and until the earlier of (1) the point at which the Company will have purchased an aggregate of 0.43 BCM of natural gas, or (2), July 1, 2011. As of the date of this annual report, the Company is dependent on Tethys Sea Group for the supply of natural gas, since to the best of the Company’s knowledge, as of a little prior to publication of this report, Tethys Sea Group is the only natural gas supplier in Israel for the manufacturing market, except for an Egyptian gas supplier which supplies gas to the Israel Electric Company.

        On July 11, 2007, the Company entered into an agreement with Israel Natural Gas Routes Ltd. (“Gas Routes”) for transportation of natural gas to its facility in Hadera for a six-year term, with an optional extension for another two-year. Consideration, pursuant to the agreement includes payment of a non-recurring connection fee upon connection based on the actual cost of connection to the Company’s facility, as well as monthly payments based on two components: (a) a fixed amount for the gas volume ordered by the Company; and (b) an additional amount based on the actual gas volume delivered to the facility. As of the report date of this annual report, the Company is dependent on Gas Routes, since in the agreement the Company undertook to pay a set annual payment of NIS 2 million even if it does not actually make use of Gas Routes’ transportation services.

        During 2008, the Company has completed execution of the key agreements for purchase of major equipment required for a new production system for packaging paper produced from paper and board waste. The new production system at the Company’s Hadera site, which will have an output capacity of approximately 230 thousand tons per annum, will cost an estimated NIS 690 million (approximately $170 million). The principal equipment for the production system was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO and Italian company SEEI. According to the signed agreements, the Company will pay a total sum of approximately € 60 million for the equipment detailed above. The company has signed most of the agreements for the supply of equipment and construction, and as the date of this annual report, part of the equipment has already been supplied while the remaining equipment is scheduled to be supplied by the end of 2009. Pursuant to the signed agreements, the Company is expected to sign agreements with additional suppliers and contractors in order to complete installation of the production system and its planned operation start in early 2010.

        On November 3, 2008, the Company’s General Meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Land Ltd. (“the Lessor”), a public company controlled by the Company’s indirect controlling shareholders, whereby the Company would lease a plot in Modi’in with an area of 74,500 square meters, as well as buildings to be constructed by the Lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center, industrial and office space (“LogCenter”) for the Company’s subsidiaries and associated companies, which would, in part, replace existing lease agreements. The leasing period shall be 15 years from the date of receiving possession of the leased property. The Company will also have an option to extend the lease by an additional 9 years and 11 months. For further details, see the Company’s Proxy Statement dated October 15, 2008.

        In August 2008, a transaction was completed for the acquisition of shares of Carmel, pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “As-Is” and the transaction closed subsequent to receiving the approval of the Antitrust Supervisor, which was a pre-condition for said closing. Upon conclusion of the transaction and as of May 31, 2009, the Company holds approximately 89.3% of Carmel shares and starting September 1, 2008, the financial statements of Carmel and those of Frenkel-CD Ltd. have been consolidated with the Company’s financial statements.

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

        Pursuant to the2006 Tax Reform, the current applicable corporate tax rate in 2007 is to be gradually reduced from 29% to 25%, in the following manner: the tax rate for 2007 was – 29% , in 2008 – 27%, in 2009 – 26%, in 2010 and afterwards – 25%. The maximum tax rate for individuals is 48% in 2007 and shall also be gradually reduced to 44% in 2010 and afterwards. These rates are subject to the provisions of any applicable bilateral double taxation treaty. Israeli law generally imposes a capital gains tax on the sale of securities and any other capital assets.

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

Corporations which are subject to the Inflationary Adjustments Law

        Israeli companies that were subject to the Income Tax Law (Inflation Adjustments) – 1985 (the “Adjustment Law”) prior to the publication of Amendment No. 147 are subject to corporate tax rate on capital gain driven from the sale of the shares.

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

        A copy of each document (or a translation thereof to the extent not in English) concerning the Company that is referred to in this annual report on Form 20-F is available for public view at our principal executive offices at Hadera Paper Ltd., 1 Meizer Street, Industrial Zone, Hadera 38100, Israel. We are subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “SEC”).

        Copies of our securities filing, including this annual report and the exhibits hereto may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.

        As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

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

        HAP conducts calculations of its exposure every month and examines the compliance with the policy determined by the Board of Directors.

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

        As of December 31, 2008 HAP owned CPI-linked long-term loans (notes) in the total amount of approximately NIS 356.5 million. The interest on such loans is not higher than the market interest rate.

        In the event that the inflation rate rises significantly, a loss may be recorded in HAP’s financial statements, due to the surplus of CPI-linked liabilities.

        In order to hedge this exposure, HAP entered into forward transactions, in early 2009 for hedging NIS 250 million against a rise in the CPI until December 2009. These transactions replaced hedging transactions of NIS 190 million that terminated in early 2008 and in August 2008.

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

	Maturity
	In NIS thousands
	2009	2010-11	2012-13	More than 5 years	Total book value	Total fair value

Series 1 debentures	7,422	-	-	-	7,422	7,537

Series 2 debentures	31,712	63,424	63,424	-	158,560	155,637

Series 3 debentures	-	42,342	42,342	105,856	190,540	195,959

Series 4 debentures	-	78,519	78,519	78,519	235,557	269,078

Credit Risks

        The Company’s and its subsidiaries’ cash and cash equivalents and the short-term deposits as of December 31, 2008 are deposited mainly with major Israeli banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be immaterial.

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

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements
as at December 31, 2008:

        All other Company’s market risk sensitive instruments are instruments entered into for purposes other than trading purposes.

Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes			Profit (loss) from changes
	Interest rise 10%	Interest rise 5%	Fair value As at Dec-31-08	Interest decrease 5%	Interest decrease 10%
In NIS thousands

Series 1 Debentures	(16)	(8)	(7,537)	8	16
Series 2 Debentures	(1,866)	(937)	(155,637)	947	1,903
Series 3 Debentures	(3,979)	(2,005)	(195,959)	2,037	4,105
Series 4 Debentures	(3,956)	(1,990)	(269,078)	2,013	4,050
Other liabilities	(134)	(57)	(31,359)	68	136
Long-term loans and capital
notes - granted	212	106	49,355	(106)	(213)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4.5% in 2008).

Regarding the terms of the debentures and other liabilities – See Note 8 to the financial statements

Regarding long-term loans and capital notes granted – See Note 4 to the financial statements

Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes			Profit (loss) from changes
	Rise in € 10%	Rise in € 5%	Fair value as at Dec-31-08	Decrease in € 5%	Decrease in € 10%
In NIS thousands

Cash and cash equivalents	268	134	2,681	(134)	(268)
Designated deposits	12,575	6,287	125,747	(6,287)	(12,575)
Other Accounts Receivable	321	160	3,206	(160)	(321)
Supplier engagement
transaction - Alstom	(92)	(46)	(922)	46	92
Other Accounts Payable	(2,397)	(1,198)	(23,969)	1,198	2,397
PUT options	-	-	(836)	(2,088)	(3,412)
NIS-(euro)forward transaction	12,293	6,996	1,304	(3,599)	(8,896)

Sensitivity to the US Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes			Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%	Fair value as at Dec-31-08	Devaluation of $ 10%	Devaluation of $ 5%
In NIS thousands

Cash and cash equivalents	233	116	2,327	(116)	(233)
Other Accounts Receivable	1,472	736	14,722	(736)	(1,472)
Accounts Payable	(3,246)	(1,623)	(32,549)	1,623	3,246

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 4d to the financial statements.

Accounts payable reflect primarily short-term liabilities to suppliers.

Quantitative Information Regarding Market Risk

        The following are the balance-sheet components by linkage bases at December 31, 2008:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total

Assets
Cash and cash equivalents	8.1		2.3	2.7		13.1
Short-term deposits and investments	123.9			125.7		249.6
Other Accounts Receivable	396.0	0.9	15.8	3.2	3.9	419.8
Inventories					168.8	168.8
Current tax assets	6.3					6.3
Investments in Associated Companies	53.0				265.1	318.1
Deferred taxes on income					29.8	29.8
Fixed assets, net					767.6	767.6
Intangible Assets					31.5	31.5
Other assets					38.9	38.9
Assets on account of employee benefits	0.6					0.6

Total Assets	587.9	0.9	18.1	131.6	1,305.6	2,044.1

Liabilities
Short-term credit from banks	77.7					77.7
Other Accounts Payable	240.3		36.8	24.0		301.1
Financial liability at fair value through the statement of income			13.9			13.9
Deferred taxes on income					76.6	76.6
Long-term loans, including current maturities	124.0	35.2				159.2
Notes (debentures) - including current maturities	238.6	354.7				593.3
Liabilities on account of employee benefits	31.9					31.9
Other Liabilities	32.8					32.8
Equity, funds and reserves					757.6	757.6

Total liabilities and equity	745.3	389.9	50.7	24.0	834.2	2,044.1

Surplus financial assets (liabilities) as at
Dec-31-2008	(157.4)	(389.0)	(12.6)	107.6	471.4

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

        As of the end of the period covered by this report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in the report that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) -15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.

(b) Management’s Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that:

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

        Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        In conducting the management’s evaluation of the effectiveness of its internal control over financial reporting, management determined the internal control systems at Carmel Container Systems Ltd and Frenkel CD Ltd which were acquired in August 2008, would be excluded from the 2008 internal control assessment, as permitted by the Securities and Exchange Commission. Accordingly as of and for the year ended December 31, 2008 approximately 17% and 20% of the consolidated net and total assets, respectively, approximately 25% of consolidated revenues and approximately 14% of net income were excluded from management’s evaluation of the effectiveness of internal control over financial reporting.

        Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting concluded that, as of December 31, 2008, the Company’s internal control over financial reporting was effective.

(c) Attestation report of the registered public accounting firm

        Our independent auditors, Brightman Almagor & Co a member firm of Deloitte Touche Tohmatsu and registered public accounting firm, has audited the consolidated financial statements in this annual report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2008.

(d) Changes in Internal Control Over Financial Reporting

        There were no changes in our internal controls over financial reporting that occurred during the year end period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

        Amos Mar-Haim, a member of the Company’s Audit Committee, meets the criteria of an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and his designation as the Audit Committee’s Financial Expert has been ratified by the Board of Directors. Amos Mar-Haim is “independent”, as that term is defined in the NYSE Amex’s listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmastu (On June 24, 2008, at a General Meeting the shareholders approved the appointment of Brightman Almagor & Co. as the Company’s external auditors for the year 2008. Brightman Almagor & Co replaced Kesselman & Kesselman & Co. who served as the Company’s external auditors since 1954 until 2006). After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee approves prior to the accountant being engaged such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Additional services from Brightman Almagor and any increase in budgeted amounts will similarly be approved during the year by the Audit Committee prior to the accountant being engaged on a case-by-case basis.

        All audit-related and non-audit-related services performed by Brightman Almagor during 2008 were proposed to and approved by the Audit Committee prior to the accountant being engaged, in accordance with the procedures outlined above.

        The following table provides information regarding fees we paid to Brightman Almagor for all services, including audit services, for the years ended December 31, 2008 and 2007, respectively.

	U.S. $ in thousands
	2008	2007

Audit fees
Audit of financial statements(including shelf prospectus in 2008)	206	150
Auditing IFRS reconciliation	-	22
Audit-related Fees
ICFR audit	73	120
Tax Fees	-	-
All Other Fees	-	-
Differentials	47	20

Total	326	312

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2008.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

        Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

        There are no significant ways in which the corporate governance of our company, as a foreign private issuer, differ from those followed by domestic companies listed on the NYSE Amex. For more information regarding the structure of our board of directors and its committees and the exemption available to our company as a “controlled company”, see “Item 6.C. Board Practices

PART III

ITEM 17. FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this annual report

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set beginning on page F-1 of this annual report.

ITEM 19. EXHIBITS

(a) The following financial statements and supporting documents are filed with this report:

(i)	Consolidated Audited Financial Statements of the Company for the year ended December 31, 2008 (including Reports of Independent Registered Public Accounting Firms).

(ii)	Financial statements of Mondi Paper Hadera Ltd. for the year ended December 31, 2008.

(iii)	Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2008.

(b) For additional documents filed with this report see Exhibit Index.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HADERA PAPER LTD. By: /s/ Shaul Gliksberg —————————————— Shaul Gliksberg Chief Financial and Business Development Officer

Dated: June 16, 2009

EXHIBIT INDEX

Exhibit Number	Description

1.1	Memorandum of Association of HAP (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 1987).

1.2	Articles of Association of HAP.*

3.1	Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd. (incorporated by reference to exhibit 3.1 to the Company's Annual Report on Form 20-F for the year ended December 31, 1987).

8.1	Table of subsidiaries of HAP.

12.1	Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.*

12.2	Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.*

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.*

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.*

*Filed herein.

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

Brightman Almagor Zohar Haifa office 5 Ma'aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.com

Report of Independent Registered Public Accounting Firm

To the shareholders of

Hadera Paper ltd.

We have audited the accompanying consolidated balance sheets of Hadera Paper Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, statement of recognized income and expenses and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 20% of total consolidated assets as of December 31, 2008, and whose revenues constitute approximately 25% of total consolidated revenues for the year ended December 31, 2008.

Likewise we did not audit the financial statements of certain associated companies, the Company’s interest in which as reflected in the balance sheets as of December 31, 2007 is 45,933 Thousands NIS, and the Company’s share in their profits or losses is a net amount of 1,440 and 7,627 Thousands NIS, for the years ended December 31, 2008 and 2007, respectively. The financial statements of those companies were audited by other Independent registered Public Accounting Firms whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other independent auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007, and the consolidated results of its operations, and cash flows, for each of the two years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 16, 2009 expressed an unqualified opinion thereon.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
June 16, 2009

Brightman Almagor Zohar Haifa office 5 Ma'aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Hadera Paper Ltd

We have audited the internal control over financial reporting of Hadera Paper Ltd. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As described in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Carmel Container Systems Ltd and Frenkel CD Ltd, which were acquired on August 2008 (collectively, the “Acquisitions”), and whose aggregated financial statements constitute 17% of net assets, 20 % of total assets, 25 % of net revenue, and 14% of net income of the consolidated financial statements amounts of the company as of and for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at the acquisitions.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated June 16, 2009 expressed an unqualified opinion on those financial statements.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
June 16, 2009

HADERA PAPER LTD

CONSOLIDATED BALANCE SHEETS

		December 31
	Note	2 0 0 8	2 0 0 7
		NIS in thousands

Current Assets
Cash and cash equivalents	2e	13,128	167,745
Designated deposits	2e	249,599	-
Accounts receivable:	13a
Trade receivables		318,926	178,553
Other receivables		100,888	94,415
Current tax assets		6,271	-
Inventories	13b	168,755	69,607

		857,567	510,320

Non-Current Assets
Fixed assets	5	767,542	405,231
Investments in associated companies	4	318,101	346,403
Deferred tax assets	11	29,848	20,622
Deferred lease expenses	6	36,344	34,900
Other intangible assets	7	31,519	1,578
Other assets		2,549	-
Employee benefit assets	9	624	861

		1,186,527	809,595

		2,044,094	1,319,915

Current Liabilities
Credit from banks	8b, 13c	77,655	143,015
Current maturities of long-term notes and long term loans	8a, b	76,469	42,775
Trade payables	13d	195,020	108,409
Other payables and accrued expenses	13d	104,943	70,585
Short term employee benefit liabilities		17,478	11,603
Other financial liabilities	8c	32,770	-
Financial liabilities at fair value through profit and loss	2p(2)	13,904	3,901
Current tax liabilities		-	908

		518,239	381,196

Non-Current Liabilities
Loans from banks and others	8b	121,910	28,127
Notes	8a	554,124	158,134
Other financial liabilities	8c	-	31,210
Deferred tax liabilities	11	76,641	40,515
Employee benefit liabilities	9	15,551	10,762

		768,228	268,748

Capital and reserves	10
Issued capital		125,267	125,267
Reserves		299,949	308,267
Retained earnings		306,097	236,437

Capital and reserves attributed to shareholders		731,313	669,971
Minority Interests		26,316	-
Total capital and reserves		757,629	669,971

		2,044,094	1,319,915

———————————————— Z. Livnat Chairman of the Board of Directors	———————————————— A. Brener Chief Executive Officer	———————————————— S. Gliksberg Chief Financial and Business Development Officer

Approval date of the financial statements: June 16, 2009.

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
	Note	2 0 0 8	2 0 0 7
		NIS in thousands

Revenue	13e	673,484	583,650
Cost of sales	13f	542,387	440,739

Gross profit		131,097	142,911

	13g
Selling, marketing, general and administrative expenses
Selling and marketing expenses		45,674	31,344

General and administrative expenses		54,970	35,991

Other (income) expenses, net	13k	(4,898)	4,467

Total expenses		95,746	71,802

Profit from ordinary operations		35,351	71,109

Finance income		12,069	10,648
Finance expenses		27,112	32,817

Finance expenses, net	13j	15,043	22,169

Profit after financial expenses		20,308	48,940

Share in profit of associated companies, net	4	51,315	856

Profit before taxes on income		71,623	49,796

Taxes on income	11	3,663	18,261

Profit for the year		67,960	31,535

Attributed to:
Company shareholders		69,710	31,535
Minority interests		(1,750)	-

		67,960	31,535

	NIS

Earning for regular share of NIS 0.01 par value (see note 14):
Primary attributed to Company shareholders	13.77	7.63

Fully diluted attributed to company shareholders	13.77	7.62

Number of share used to compute the primary earnings per share	5,060,774	4,132,728

Number of share used to compute the fully diluted earnings per share	5,060,774	4,139,533

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED STATEMENT
OF RECOGNIZED INCOME AND EXPENSES

		Year ended December 31
	Note	2 0 0 8	2 0 0 7
		NIS in thousands

Exchange differences arising on translation of foreign operations	10	(25,996)	3,810
Profit (loss) on cash flow hedges, net	10	(5,564)	(652)
Actuarial profit (loss) and defined benefit plans, net	10	(1,808)	-
Reevaluation from step acquisition	10	17,288	-

Net income (loss) recognized directly in equity		(16,080)	3,158

Transfer to profit or loss from equity on cash flow hedges, net	10	1,467	17
Profit for the year		67,960	31,535

Total recognized income and expense for the period		53,347	34,710

Attributed to:
Company shareholders		55,115	34,710
Minority interests		(1,768)	-

		53,347	34,710

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - operating activities
Net Profit for the year	67,960	31,535
Taxes on income recognized in profit and loss	3,663	18,261
Finance expenses recognized in profit and loss	15,043	22,169
Capital loss on sale of fixed assets	(284)	1,403
Capital loss on sale investment in associated company	-	28
Share in profit of associated companies	(51,315)	(856)
Depreciation and amortization	59,784	36,138
Share based payments expense	4,913	-
Gain from negative goodwill	(14,664)	-

	85,100	108,678

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	66,805	(5,416)
Increase in inventories	(19,868)	(7,498)
Increase (Decrease) in trade and other payables	(16,923)	18,646
Increase in financial liabilities at fair value through profit and loss	10,003	2,289
Increase (Decrease) in employee benefit liabilities	(3,063)	2,913

	36,954	10,934

Tax Payments	(8,182)	(27,755)

Net cash generated by operating activities	113,872	91,857

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - investing activities
Acquisition of fixed assets	(230,053)	(83,363)
Acquisition of subsidiaries	(70,567)	-
Proceeds from sales of fixed assets	825	31,415
Investment in designated deposits	(255,244)	-
Interest received	7,764	1,716
Prepaid leasing expenses	(2,622)	(2,596)
Acquisition of other assets	(2,770)	-
Associated companies:
Granting of loans and shares purchasing	(422)	(318)
Collection of loans	2,851	2,893
Proceeds from sale of investment of associated companies	-	27,277

Net cash used in investing activities	(550,238)	(22,976)

Cash flows - financing activities
Proceeds from private share allocating	-	211,645
Proceeds from issuing notes	424,617	-
Short-term bank credit - net	(111,444)	(59,988)
Borrowings received from banks	39,448	-
Repayment of borrowings from banks	(11,801)	(5,212)
Interest Paid	(20,360)	(24,994)
Redemption of notes	(38,904)	(37,167)

Net cash generated by financing activities	281,556	84,284

Increase (decrease) in cash and cash equivalents	(154,810)	153,165
Cash and cash equivalents beginning of period	167,745	13,621
Net foreign exchange difference	193	959

Cash and cash equivalents end of period	13,128	167,745

The accompanying notes are an integral part of the financial statements

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former – American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the productions and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group’s sales are made on the local (Israeli) market. For segment information, see note 19.

B.	Definitions:

The Company	-	Hadera Paper Limited.

The Group	-	the Company and its Subsidiaries.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Associated Companies	-	companies in which the Group has significant influence, and the Group investments in them, directly or indirectly are included in the financial statements using the equity method.

Affiliated Companies	-	Subsidiaries and associated companies.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Basis of preparation

The consolidated financial statements have been prepared using accounting policies in conformity with International Financial Reporting Standards (hereafter – IFRS) as issued by the International Accounting Standards Board (“IASB”).

The principal accounting policies described in the following notes were applied in accordance to the IFRS, in a manner consistent with previous reporting periods presented in these consolidated financial statements and in accordance to the opening balance sheet.

(2)	First time IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the above mentioned, the consolidated financial statements, as of December 31, 2008 and for the year then ended, have been prepared under accounting policies consistent with International are the first consolidated Financial Reporting Standards.

In these consolidated financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the Financial Statements and expected to be affective as of December 31, 2008.

In implementing the transitional rules as above, the Group elected to apply the following concessions permitted by IFRS 1:

1.	Share based payments

The rules of IFRS 2, which deals with share based payments, were not retroactively applied with regard to share based payment which had been granted prior to November 7, 2002 and vested before the transition date.

2.	Translation differences

The company elected to desist from retroactively applying the rules of IAS 21 for translation differences accumulated as of January 1, 2007 with respect to foreign operations. As a result, accumulated translation differences have not been included in the Opening Balance Sheet.

3.	Deemed cost for items of fixed assets

IFRS 1 permits the measurement of items of fixed assets as of the transition date to the IFRS, or at an earlier date, on the basis of a revaluation executed according to previously applied generally accepted accounting principles, as deemed cost as of the date of the revaluation, if, in general, the revaluation was comparable to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted for changes such as changes in the CPI.

Through December 31, 2003, the Company adjusted its financial statements to changes in the rate of exchange of the dollar, in accordance with the rules of Accounting Opinion 36 of the Institute of Certified Public Accountants. For purposes of the transition to reporting pursuant to the IFRS, the Company chose to apply the concession in IFRS 1 as above and to measure the items of its fixed assets acquired or constructed through December 31, 2003 at deemed cost as of that date, based on their amounts, as adjusted to changes in the rate of exchange of the dollar up to that date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The Prior to the adoption of the IFRS, the Group prepared its financial statements according to accounting principles generally accepted in Israel. The latest annual financial statements of the company according to accounting principles generally accepted in Israel were prepared as of December 31, 2007 and for the year ended on that date. Comparative figures for that period were restated in these financial statements pursuant to the IFRS.

See Note 21 with respect to the material differences between reporting pursuant to the IFRS and reporting according to Israeli generally accepted accounting principles, as they are relevant to the Group.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented in the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were prepared on the basis of the historical cost, except for:

—	Derivative financial instruments measured by fair value.

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment are presented at the lower of the cost less accumulated depreciation and the recoverable amount. Intangible assets are presented at the lower of the cost less accumulated amortization and the recoverable amount.

—	Liabilities to employees as described in note 2W below.

D.	Foreign currencies

The individual financial statements of each entity in the Group are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2Y (3) as follows with regard to the exchange rate and the changes in them during the reported period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Foreign currencies (cont.)

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (Hedge accounting details are set out in Note 2Q below) and for rate differences of loans taken in different currency then NIS (see note 2M below).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of associated company (mainly because of it’s investment in a subsidiary company that presents it’s financial statements in foreign currency) are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used, and the related translation differences are recorded in the share holders equity in “capital reserve from translation exchange due to foreign activity”. The said translation differences are recognized in the income statement when the foreign activity, for which they were created, is realized.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

E.	Cash and cash equivalents

Cash and cash equivalents include deposits, available for immediate withdrawal, as well as unrestricted short-term deposits with maturities of less than three months from the date of deposit.

Deposits that are restricted in use or whose maturity at the time of investment, is greater than three months but less than one year are classified under designated deposits.

F.	Basis of consolidation

(1)	General

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Basis of consolidation (Cont.)

(2)	Minority interests

Minority interests in net assets (except for goodwill) of consolidated subsidiaries are presented separately under the Group’s shareholders’ equity. Minority interests include the sum of these interests on the date of the business combination (see below) as well as the share of minority shareholders in the changes that occurred in the equity of the consolidated company subsequent to the date of the business combination. Losses of consolidated subsidiaries that relate to minority, which exceed the minority interests in the shareholders’ equity of the consolidated subsidiary, are allocated to minority interests up to the amount in which the minority has a valid obligation and ability to perform additional investments to cover the losses.

G.	Business combinations

Acquisitions of consolidated subsidiaries and activities are measured by using the purchase method. The cost of a business combination is measured based on the aggregate fair value (as of the date of exchange) of the assets acquired, liabilities incurred and equity instruments issued by the group in exchange for obtaining control in the acquired company, plus any acquisition costs incurred to the group which directly relate to the business combination. The identifiable assets of the acquired company, liabilities and contingent liabilities that meet the recognition criteria in accordance with IFRS 3 regarding business combinations are recognized at fair value on the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 regarding non-current assets held for sale and discontinued activities, which are recognized and measured at fair value net of selling costs.

Goodwill arising from the business combination is recognized as an asset and initially measured at cost, which represents the excess cost of the business combination over the group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that were recognized. If, after re-assessment, the total group’s interests in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceed the cost of the business combination, the excess must be immediately recognized in the statement of income.

In business combinations, where control is obtained after several exchange transactions (acquisition in stages) the assets, liabilities and contingent liabilities of the acquired company will be measured at fair value on the date in which control was obtained, while the difference between their fair value on the date of the acquisitions that preceded the business combination and their fair value on the date of the business combination shall be carried to a “Capital reserve from reevaluation from acquisition in stages”, which is transferred to retained earnings on the date in which the item in respect of which has been created is amortized or retired to income statement.

The interests of minority shareholders in the acquired company are initially measured on the date of the business combination in accordance with their pro rata share in the net fair value of the assets, liabilities and contingent liabilities that were recognized. As to the accounting policy with respect to minority interest see note 2(F)2 above.

As to the publication of IFRS 3 (amended) “Business Combinations”, see note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but it has no control or joint control over those policies.

Where necessary, adjustments are made for the financial statements of the associated companies to bring their accounting policies into line with those used by the Group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group’s share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group’s interest in that associate (which includes any long-term interest that, in substance, form part of the Group’s net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Where a group entity transacts with an associate of the Group, profits and losses, if material, are eliminated to the extent of the Group’s interest in the relevant associate.

I.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary is recognized at the date of acquisition.

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to, the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use for manufacturing for the supply of goods or services, or for lease to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of property, plant and equipment includes borrowing costs which should be capitalized. See note 2M.

Spare parts which are not used on a current basis are designated for use as specific items of fixed assets, where necessary. The reason for holding the spare parts is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In light of the above, spare parts that are not being used currently are presented within the fixed assets and are depreciated beginning the date that they are installed on the items of fixed assets for which they were purchased.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful life. The depreciation starts once the asset is ready for use and takes into consideration the anticipated residual value at the end of the asset’s useful life.

Annual depreciation rates are as follows:	Years

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

Management reviews residual value, depreciation method and the assets useful life in the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Intangible assets

(1)	Intangible assets, except for goodwill

Intangible assets with an indefinite useful life are not amortized, instead they are tested for impairment once a year or more frequently if indications exist that there may be a decline in the value of the asset in accordance with the provisions of IAS 36. The useful life of intangible assets with an indefinite useful life is estimated at the end of each reporting year. The accounting treatment with respect to the useful life of an intangible asset that has changed from indefinite to finite, is carried out prospectively.

Intangible assets with a definite useful life are amortized using the straight line method over the estimated useful life of the assets subject to an impairment test. The accounting treatment of the change in the estimated useful life of an intangible asset with a finite life, is carried out prospectively.

As to the accounting treatment of goodwill see note 2I.

The useful life which is used to amortize intangible assets with a finite useful life is as follows:

Customer relations	5-10 years
Software	3 years

(2)	Intangible assets acquired under a business combination

Intangible assets acquired under a business combination are identified and recognized separately from goodwill when they meet with the definition of intangible asset and their fair value can be measured reliably. The cost of these intangible assets is their fair value on the date of the business combination.

In subsequent periods to the initial recognition, intangible assets acquired under a business combination are presented at cost less any accumulated amortization and subsequent accumulated impairment loss. The amortization of intangible assets with a finite life is calculated based on the straight line method over the estimated useful life of these assets. The estimated useful life and method of amortization are tested at the end of each reporting year while the effect of changes in the estimates useful life is accounted for prospectively.

As to the amendment of IAS 38 “Intangible Assets” under the improvements to International Financial Reporting Standards see note 2Z.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Impairment of value of tangible and intangible assets, excluding goodwill

At each balance sheet date, the Group examines the carrying amount of its tangible and intangible assets for the purpose of determining whether there are any indications that point towards losses from impairment of value of these assets. Should there be any such indications, the recoverable amount of the asset is estimated for the purpose of determining the amount of the impairment loss that was created, if at all. If it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash- generating unit to which the asset is relevant. Shared assets are also allocated to individual cash generating units to the extent that a reasonable and consistent basis can be identified for such allotment. Should allocating the shared assets to individual cash generating units on the above basis not be feasible, the shared assets are allocated to the smallest groups of cash generating units as to which a reasonable and consistent basis for allocation can be identified.

Intangible assets with an indefinite useful life and intangible assets that are still not available for use are tested for impairment once a year or more frequently if indications exist that there may be a decline in the value of the asset.

The recoverable amount is the higher of the sales price of the asset, less selling costs, and of its utility value. In estimating utility value, an approximation of future cash flows is discounted to their present value, using a pre- tax discount rate which reflects the current market estimates of the value of money over time and the specific risks for the asset for which the estimate of future cash flows has not been adjusted.

If the carrying value of the asset (or of the cash generating unit) exceeds recoverable amount, the book value of the asset (or of the cash generating unit) is reduced to its recoverable amount. The impairment loss is recognized immediately as an expense in the income statement.

If an impairment loss that was recognized in previous periods is reversed, the book value of the asset (or of the cash generating unit) will be restored back to estimation of the recoverable value but not to exceed the book value of the asset (or of the cash generating unit) that would have existed, had a related impairment loss not been recognized in prior periods. The reversal of the loss from impairment of value is immediately recognized in the statement of income.

As to the impairment of goodwill see note 2I. As to the impairment of investment in an affiliate company, see note 2H.

M.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalized to the costs of those assets, until the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

The rest of the borrowing costs are recognized in profit or loss.

For the effect of the issuance of IAS 23 (revised) “Borrowing costs” see Note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Inventories that purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

Cost determined as follows:
Raw, auxiliary materials and others	Based on weighted-average basis.
Finished products and products in process	Based on overhead absorption costing of manufacturing costs created in the manufacturing of finished products

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

O.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of those categories arises from the reason of the financial assets holding and it is determined at its initial recognition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Financial assets (Cont.)

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or

—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or

—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(4)	Impairment of financial assets

Financial assets, except for financial assets classified as at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial liabilities and equity instruments issued by the Group

(1)	Classification as debt or equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Group are recorded at the proceeds received, net of direct issue costs.

Financial liabilities are classified as either financial liabilities “at FVTPL” or “Other financial liabilities” for the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 2Z as follows.

(2)	Options to sell shares of an associate

The company has an obligation that derive from an option given for the sale of shares of an associate, which provide the holder thereof with the right to sell its holdings in the associate in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with non current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 4B (3) below for further details on the conditions of the option.

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an associate), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period. Financial liabilities which stand for immediate payment, presented at their full value.

For the treatment at CPI-linked other financial liabilities see note 2P (4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value through profit and loss. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the balance sheet date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

The balance-sheet classification of hedging instruments was determined in accordance with the remaining term of the hedging ratios as at the balance sheet date. If at the balance sheet date, the remaining term of the hedging ratio exceeds 12 months, then the hedging instrument is classified in the balance sheets as a non-current asset or liability. If at the balance sheet date, the remaining term of the hedging ratio does not exceed 12 months, then the hedging instrument is classified in the balance sheets as a current asset or liability.

The Group implements cash flow hedge accounting both in respect of future transactions, foreign currency deposits and options transactions on foreign currency that are designed to secure payments for the acquisition of fixed assets in foreign currency in respect of future transactions for the purchase or sale of foreign currency that are designed to secure payments for imports and which are linked to foreign currency and in respect of future transaction on the Consumer Price Index, which are designed to secure payments on CPI-linked bonds.

The effective part of the changes in the value of financial instruments designed for cash flow hedging is immediately recognized in shareholders’ equity under the headline “capital reserve in respect of cash flow hedging” and the non-effective part is immediately recognized in the statement of income.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Derivative financial instruments (Cont.)

(2)	Hedge accounting (Cont.)

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized of when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders’ equity are carried to the income statement while the hedged item or the hedged projected transactions are recorded in the income statement.

When hedging a forecasted transaction on non-monetary assets (fixed income), the capital reserve is added to the initial cost of the hedged item immediately upon the initial recognition of said item and recorded in the income statement over the period of amortization of the fixed asset in respect of which it was recorded.

R.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

(3)	Dividends

Revenue is recognized when the Group’s right to receive the payment is established.

(4)	Reporting of revenues on a gross basis or a net basis

The Company’s revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction are presented on a net basis.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewinds of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the balance sheet as Deferred lease expenses in the balance sheet, and are amortized on the straight line basis over the balance of the lease period, including the extension option.

The company has land lease rights from the Municipality of Tel Aviv which comply with the definition of investment real estate, though pursuant to IAS 40, have been classified as operating leases and not as investment real estate.

T.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

U.	Share – Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in note 10.

The Company recognizes share-based payment arrangements in the financial statements over the term of the vesting period against an increase in shareholders’ equity, under the item “Share-based payment reserves”. At each balance sheet date, the Company estimates the number of equity instruments that are expected to vest. A change in the estimate in relation to preceding periods is recognized in the statements of income over the remaining term of the vesting period

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 2Z below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Taxation

(1)	General

Tax expenses (tax incomes) represent the sum of the current tax and the change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

Current tax expenses are based on taxable profit for the year of the Company and its subsidiaries. Taxable profit differs from profit before taxes on income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Current tax liabilities and current tax assets are calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(3)	Deferred tax

The Group recognize deferred tax on temporary differences between the carrying amounts of assets and liabilities tax bases and the corresponding in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from tha manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised.

In calculating the deferred taxes, the taxes that would have applied in the event of a realization of investments in investee companies are not taken into consideration, since it is the Company’s intention to hold and develop these investments. Deferred taxes on account of the distribution of earnings at these investee companies are also not taken into consideration, since it is the Company’s policy not to distribute any dividends that are liable for taxes in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance and retirement benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees have signed Section 14 to the Severance Law, 1963, pursuant to which the Group’s regular deposits with pension funds and/or insurance policies exempt it from any further obligations to the workers, for whom said amounts were deposited. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the statement of recognized income and expenses on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized, net of the fair value of the plan’s assets. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Employee benefits (Cont.)

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

X.	Net income per share

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

Y.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel on the balance sheet date.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period (the index of the month of the financial reports).

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

	Representative exchange rate of the dollar (NIS per $1)	Representative exchange rate of the Euro (NIS per €1)	CPI "in respect of" (in points)

As of:
December 31, 2008	3.802	5.297	198.42
December 31, 2007	3.846	5.659	191.15

	%	%	%

Increase (decrease) during the:
Year ended December 31, 2008	(1.1)	(6.39)	3.8
Year ended December 31, 2007	(9.0)	1.7	3.4

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations

(1)	New effective standards and interpretations, which are implemented in these financial statements

—	IFRS 2, IFRIC 11 - "Group and Treasury Share Transactions"

IFRIC 11 provides guidance on applying IFRS 2 with respect to certain arrangements of share-based payments involving an entity’s own equity instruments as well as arrangements involving the parent company’s equity instruments. The interpretation stipulates the method of classification of these arrangements as share-based payment transaction that are settled with equity instruments or as share-based payment transactions that are settled in cash.

—	IAS 19, IFRIC 14 – “The limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”

IFRIC 14 determines the meaning of “refunds from the plan or reductions in future contributions to the plan” during the calculation of the a defined benefit asset that will be recognized in respect of a defined benefit plan, and clarifies how an asset or liability guidance in respect of a pension plan could be affected by statutory or contractual funding requirements. The provisions of IFRIC 14 apply to annual reporting periods commencing on January 1, 2008

The implementation of IFRIC 14 does not have any impact on the Group’s financial statements.

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption

—	IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009. Pursuant to the provisions of the standard the Group published a report on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders' equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders. The first-time implementation of the standard does not have any impact on the reported results of operation and the financial situation of the Group.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

IFRS 8, Operating Segments

The standard, which replaces IAS 14, details how an entity must report on data according to segments in the annual financial statements. The standard, among other things, stipulates that segmental reporting of the company will be based on the information that management of the company uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments. The standard will apply to annual reporting periods commencing on January 1, 2009, with restatement of comparative figures for prior reporting periods. The standard permits earlier adoption.

As a result of the implementation of this standard, the management of the Company identified reportable segments that were different from those presented in previous reporting periods.

The paper and recycling segment –generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

IAS 27 (Amended) “Consolidated and Separate Financial Statements”

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements ” (cont.)

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

The company’s management estimates that the implementation of the Standard is not expected to have a material effect on the Company’s financial statements.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group is unable to assess the effect of the standard on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(2)	Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption (cont.)

IFRIC 16 “Hedges of a Net Investment in a Foreign Operation”

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loess when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

The provisions of the interpretation apply to annual reporting periods commencing on January 1, 2009. An early adoption is permitted.

The Group’s management estimates that the implementation of the interpretation will not have any impact on the financial statements of the Group.

(3)	Improvement to International Financial Reporting Standards (IFRS) 2008

In May 2008 the IASB published a series of improvements for IFRS.

Improvements include amendments to some of the standards, which change the manner of presentation, recognition and measurement of different items in the financial statements.

In addition, amendments have been made to terms that have a negligible impact, if any, on the financial statements.

Most of the amendments will become effective as of the annual reporting period commencing January 1, 2009 or thereafter, with an option for early adoption. The implementation of most amendments will be carried out by retrospective adjustment of comparative figures.

Some of the amendments to the standards are expected, under relevant circumstances, to have a material impact on the financial statements. The prominent amendments are the new or amended requirements with respect to the following:

—	Amendment to IAS 28 “Investments in Associated Companies”, which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment will apply to annual periods commencing on January 1, 2009. This amendment allows for the early implementation while implementing the amendments relating to Section 4 in IAS 32 “Financial Instruments: Presentation”, Section 1 in IAS 31 “Rights in Joint Transactions” and Section 3 in IFRS 7 “Financial Instruments: Disclosure”. The amendments can be applied retrospectively.

At this stage the Group’s management cannot assess the effect of implementation of the amendment on its financial statements.

—	Amendment IAS 38 “Intangible Assets”, which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services, the date of receipt of the services.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(3)	Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

The amendment will apply to annual periods commencing on January 1, 2009 and shall be carried out retroactively. The amendment allow for early adoption. The Group’s management estimates that the effect of implementing the amendment on the Group’s financial statements is immaterial.

—	Amendment to IAS 19 – Employee Benefits

a.	Curtailments and negative past service costs

The amendment changes the definitions in the Standard and makes the following distinction: curtailments may be created when reducing the degree of link between future wage increases and benefits to be paid in respect of past services. In contrast, when the plan amendment relates to past services and leads to a reduction in the present value of defined plan obligation, the amendment will meet the definition of negative past service cost. That is, the amendment stipulates that when a plan amendment reduces the benefits to which the employee is entitled, the effect of the reduction in respect of future services falls under the definition of curtailment, whereas the reduction in benefits to which the employee is entitled in respect of past services constitutes negative past service costs.

The amendments will apply on changes in benefits that occurred as of January 1, 2009 and are to be applied prospectively.

b.	Plan management costs

The amendment cancels the existing inconsistency and changes the definition of “Return on Plan Assets”.

The defined was amended so as to clarify that plan management costs should be deducted from the calculation of the return on plan assets only to the extent that they are not included in the actuarial assumptions used to measure the liabilities in respect of a defined benefit.

The amendment shall apply to annual reporting periods commencing on January 1, 2009 and shall be applied prospectively.

c.	Amendments to the definitions of Short-term Employee Benefits and Other Long-term Employee Benefits

Short-term employee benefits are employee benefits which fall due wholly within twelve months after the end of the period in which the employees render the related service.

Other long-term employee benefits are employee benefits which do not fall due wholly within twelve months after the end of the period in which the employees render the related service.

As a result, there was a lack of clarity regarding the method of classification of employee benefits, such as absence of payment to which the employee is entitled, but which is not expected to be used within 12 months of the end of the period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Adoption of new and revised Standards and interpretations (cont.)

(3)	Improvement to International Financial Reporting Standards (IFRS) 2008 (cont.)

Under the amendment, the definitions of short-term employee benefits and “long-term employee benefits” were changed so as to determine that for the purpose of establishing whether the employee benefit is short term or long term, the expected date of using the benefit should be examined. As a result, entities will have to examine the need to bifurcate employee benefits, such as entitlement to compensation in respect of short-term absences, into the aforementioned two categories.

The amendment shall apply to annual reporting periods commencing on January 1, 2009 and shall be applied prospectively.

d.	Presentation benefits on account of vacation

An accrued eligibility for compensation on account of absences will be classified as short-term employee benefits, or as other long-term employee benefits, based on the date at which the employee’s right to the benefit was created. Consequently, the Company is presenting benefits on account of vacation leave as short-term employee benefits, measured at the height of the non-capitalized amount that the Company is anticipating to pay on account of the implementation of this right.

—	Amendment of IFRS 1 “First-time adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements

This amendment stipulates, inter alia, the method of measurement of investments in subsidiaries, companies under joint control and associated companies on the date of the first-time adoption of IFRS and the method of recognition of revenue from dividends received from said companies. The provisions of the amendment apply to the separate financial statements of the entity.

The provisions of the amendment apply to annual reporting periods commencing on January 1, 2009.

The Company elected for an early adoption of the amendment to IFRS 1 (hereinafter –“IFRS 1”) which permits an entity, for presentation in the separate financial statements, to measure the company’s investments in subsidiaries and in associated companies at deemed cost as of January 1, 2007.

—	Amendment of IAS 39 “Financial instruments: Recognition and Measurement”

The amendment, inter alia, stipulates that inflation may be hedged if changes in inflation are a contractually specified portion of cash flows of a recognized financial instrument. The amendments make clear that the intrinsic value, not the time value of acquired options, can be used as a hedging instrument of a one-sided risk arising from a forecast transaction. The provisions of the amendment apply to annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption of the amendment is permitted.

At this stage, the company’s management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2 above, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Critical judgments in applying accounting policies

The following are the critical judgments and key sources of estimation uncertainty, that the management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the financial statements:

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Approximation of length of life of items of fixed assets is done each period. The company’s management evaluates residual values, depreciation methods and length of useful lives of the fixed assets.

—	Measuring provisions and contingent liabilities – see C(1) below.

—	Measuring obligation for defined benefits and employee benefits- see C(2) below.

—	Measuring share based payments- see NOTE 10 below.

—	Measuring the fair value of an option to sell shares of an associated company – see C(3) below.

—	Measuring the fair value on account of the purchase price allocation – see C(4) below.

C.	Key sources of estimation uncertainty .

1.	Provisions for legal proceeding

Against the company and its subsidiaries are 5 claims pending that are open in a total amount of approximately NIS 10,680 thousands (December 31, 2007: NIS 23,124 thousands), in respect of the said claims a provision was recorded in a sum of NIS 28 thousands (December 31, 2007: NIS 300 thousands was recorded). For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors lay their legal position and the probabilities of the claims, on the basis of whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

1.	Provisions for legal proceeding (cont.)

An interpretation that differs from that of the legal advisors of the company as to the existing legal situation, a varying understanding by the company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the company and, thus material affect the company’s financial condition and operating results.

2.	Employee benefits

The present value of the company’s obligation for payments of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon actuarial estimations. The actuarial estimations take into consideration a great amount of data and utilize a large number of assumptions, among which, the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits payments, vacation and severance pay. The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

3.	Fair value of an option to sell shares of an associated company

As stated in note 2P (2), the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss. In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as subjective as possible, but at the same time the process of establishing the fair value includes some objective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

4.	Purchase Price Allocation

For the purpose of allocating the purchase price and determining the fair value of the tangible and intangible assets as well as the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based the allocation primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was implemented, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

4.	Purchase Price Allocation (cont.)

In determining the fair value, the business/operational risk associated with the company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company’s specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for implementing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

For additional details regarding the Group’s use of measurement of purchase price allocation, see Note 15.

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES:

a.	Details of Subsidiaries and Associated Companies

Percentage of direct and indirect holding in shares conferring equity and voting rights
%

Main subsidiaries: *

Amnir Recycling Industries Limited	100.00
Graffiti Office Supplies and Paper Marketing Ltd.	100.00
Attar Marketing Office Supplies Ltd.	100.00
Hadera Paper Industries Ltd.	100.00
Carmel Container Systems Limited	89.30
Frenkel C.D. Limited**	54.74
Main associated companies:
Hogla-Kimberly Ltd.	49.90
Mondi Hadera Paper Ltd.	49.90

*	Not including dormant companies.

**	Frenkel C.D. Limited is partly held through the Company in the rate of 27.85% and partly held through Carmel Container Systems Limited (in the rate of 24.86%) the holding in voting shares of C.D. Packaging Systems Limited is 54.74%.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies

The Company has a number of investments in associated companies, which are held either directly or through investee companies on December 31, 2008. The financial statements of significant associated companies Mondi Hadera Paper Ltd. (formerly Neusiedler Hadera Paper Ltd, NHP) and Hogla-Kimberly Ltd are attached to these financial statements. (As of December 31, 2007 the financials also include the data of Carmel Containers System Ltd. and Frenkel C.D. Ltd, that since September 1 2008, are consolidated, see note 15 below)

1.	Composed as follows:

	December 31
	2008	2007
	NIS in thousands

Investment in Shares:
Cost	1,875	7,325
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Adjustments from translation of foreign currency
financial statements	(22,186)	3,810
Share in cash flow hedging capital	(2,426)	(635)
Share in Actuarial losses	(307)	-
Share in profits since acquisition, net	247,935	241,008

	265,132	291,749
Long-term loans and capital notes *	52,969	54,654

	318,101	346,403

*	Classified by linkage terms and rate of interest, the total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31, 2008	December 31
		2008	2007
	%	NIS in thousands

Capital notes in dollars		-	2,698
Unlinked loans and capital notes	5.3%	52,969	51,956

		52,969	54,654

As of December 31, 2008, the repayment dates of the balance of the loans and capital notes are yet to be determined.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4	–	INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

2.	The changes in the investments during 2008 are as follows:

NIS in thousands

Balance at the beginning of the year	346,403

Changes during the year:
Share in profits of associated companies - net	51,315
increase in the share of holding from associated companies to subsidiaries	(49,839)
Differences from translation of foreign currency financial statements	(25,996)
Share in capital surplus of hedging cash flows at associated companies	(1,790)
Share in capital surplus from recording actuarial gains to reserves	(307)
Decrease in balance of long-term loans and capital notes - net	(1,685)

Balance at end of year	318,101

3.	Mondi Hadera Paper Ltd. (hereafter - Mondi Hadera; formerly – Neusiedler Hadera Paper Ltd. – NHP):

Mondi Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter – MBP), As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

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

In view of the extended period which has passed since the date of such understandings and due to changes in the management of MBP, the company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. The total value of the option as of December 31, 2008, is NIS 13.9 million and as of December 31, 2007 is 3.9 million.

4.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2008, are as follows:

	Cost					Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Depreciated balance
											December 31
											2008
	NIS in thousands

Land and buildings thereon	207,001	2,393	25	19,888	229,257	114,653	2,478	-	13,925	131,056	98,201
Machinery and equipment	762,771	31,147	1,997	488,341	1,280,262	529,195	44,187	1,496	344,147	916,033	364,229
Vehicles	35,245	6,617	903	6,902	47,861	21,311	4,248	872	6,073	30,760	17,101
Office furniture and
equipment (including
computers)	72,417	2,779	8	23,183	98,371	51,310	2,478	8	21,720	75,500	22,871
Payments on account of
machinery and equipment, net	21,782	216,921	-	142	238,845	-	-	-	-	-	238,845
Spare parts - not current, net	22,484	3,811	-	-	26,295	-	-	-	-	-	26,295

	1,121,700	263,668	2,933	538,456	1,920,891	716,469	53,391	2,376	385,865	1,153,349	767,542

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	FIXED ASSETS: (cont.)

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2007, are as follows:

	Cost				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Depreciated balance
									December 31
									2007
	NIS in thousands

Land and buildings thereon	191,237	15,863	99	207,001	111,248	3,557	154	114,651	92,350
Machinery and equipment	702,206	80,592	20,027	762,771	512,044	25,658	8,505	529,197	233,574
Vehicles	35,339	5,228	5,322	35,245	23,049	3,409	5,147	21,311	13,934
Office furniture and equipment
(including computers)	70,847	2,377	807	72,417	59,379	2,125	10,194	51,310	21,107
Payments on account of machinery
and equipment, net	49,329	(27,547)	-	21,782	-	-	-	-	21,782
Spare parts - not current, net	22,705	-	221	22,484	-	-	-	-	22,484

	1,071,663	76,513	26,476	1,121,700	705,720	34,749	24,000	716,469	405,231

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	FIXED ASSETS: (cont.)

b.	The item is net of investment grants in respect of investments in “approved enterprises”.

c.	Depreciation expenses amounted to NIS 53,391 thousands and NIS 34,749 thousands NIS for the years ended December 31, 2008 and 2007 respectively.

d.	As of December 31, 2008 and 2007, the cost of fixed assets includes borrowing costs of NIS 27,071 thousands and NIS 1,007 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2008 and 2007, respectively.

e.	As of December 31, 2008 and 2007, the cost of fixed assets includes payroll costs of NIS 1,987 thousands and NIS 2,168 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2008 and 2007, respectively.

f.	For details of rights in lands – see note 6 as follows.

NOTE 6	–	OPERATING LEASE PREPAID EXPENSES

The Company’s real estate is partly owned and partly leased. Some of the lease fees have been capitalized. The leasehold rights are for 49-57 year periods ending in the years 2008 to 2059, with options to extension for an additional 49 years.

Details as of December 31, 2008:

NIS in thousands

Land owned	50,226
Property under capitalized lease (lease rights for the period ending on 2059).	24,438
Property under non-capitalized lease (lease rights for different periods ending in 2049).	11,906

86,570

Presented in the balance sheets as follows:

	December 31
	2008	2007
	NIS in thousands

Fixed assets	50,226	45,172
Expenditure for lease	36,344	34,900

	86,570	80,072

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7	–	OTHER INTANGIBLE ASSETS:

a.	Composition and changes are as follows:

	Software	Order backlog	Goodwill	Portfolio of Customers	Total
	NIS in thousands

Cost
Balance at January 1, 2008	-	-	-	4,147	4,147
Purchase of intangible assets	178	-	-	1,750	1,928
Initial Consolidation	1,199	3,082	599	29,095	33,975

Balance at December 31, 2008	1,377	3,082	599	34,992	40,050

Cost
Balance at January 1, 2007	-	-	-	4,147	4,147

Balance at December 31, 2007	-	-	-	4,147	4,147

Accumulation amortization and impairment:
Balance at January 1, 2008	-	-	-	2,569	2,569
Deduction	334	3,082		1,799	5,215
Initial Consolidation	747	-	-	-	747

Balance at December 31, 2008	1,081	3,082	-	4,368	8,531

Accumulation amortization and impairment:
Balance at January 1, 2007	-	-	-	1,864	1,864
Deduction	-	-	-	705	705

Balance at December 31, 2007	-	-	-	2,569	2,569

Amortized cost:
December 31, 2008	296	-	599	30,624	31,519

December 31, 2007	-	-	-	1,578	1,578

b.	Amortization of intangible assets is presented in the statement of income under the following items:

	Year ended December 31
	2008	2007
	NIS in thousands

Selling and marketing expenses	970	-
Cost of sales	3,082	-
General and administrative expenses	1,163	705

c.	Additional information:

The Group has a list of customers that was created internally. This list is a significant asset for the group, but at the same time is not recognized as an asset in the group’s financial statements, since the list, which was created internally, does not meet the criteria for asset recognition.

As for testing the impairment of other intangible assets see note 2L above.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	FIINANCIAL LIABILITIES:

a.	Notes

	December 31
	2008				2007
	NIS in thousands
	Series IV	Series III	Series II	Series I	Series II	Series I

Balance *	235,557	190,541	158,559	7,422	182,052	14,098
Less - current maturities	-	-	31,712	7,422	30,342	7,049

	235,557	190,541	126,847	-	151,710	7,049

Distribution according to repayment dates as of December 31, 2008:

Nis in thousands

1st year - Current maturity	39,134
2nd year	92,142
3rd year	92,142
4th year	92,142
5th year	92,144
6th year and forward	184,375

592,079 *

*	The aforementioned detailed balance does not include deferred issuance expenses in the amount of NIS 1,179 thousands (as of December 31, 2007 – NIS 625 thousand) which were deducted from the bonds balance.

1)	Series I – May 1992

The balance of the notes as of December 31, 2008 is redeemable in one installment, due in June 2009. The installment amounting to 6.66% of the original par value of the notes, which is NIS 105,055 thousands, in December 2008 terms; the unpaid balance of the notes bears annual interest of 3.8%, payable annually each June. The notes –principal and interest – are linked to the Israeli known CPI (base CPI of February 1992).

2)	Series II – December 2003

The balance of the notes as of December 31, 2008 is redeemable in 5 equal, annual installments due in December of each of the years 2009-2013; the unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes – principal and interest – are linked to the Israeli known CPI (based CPI of November 2003).

3)	Series III and IV – July – August 2008

On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of two new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of debentures (Series 3 – CPI linked) issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65% and payable annualy each on July 10th of the years 2010-2018. In addition the company has offered an aggregate principal amount of NIS 120,560 thousands of (Series 4) debentures issued in return for approximately NIS 120,560 thousands bearing an interest rate of 7.45% and payable annualy each on July 10th of the years 2010-2015.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8	–	NOTES AND OTHER LONG-TERM LIABILITIES: (cont.)

a.	Notes: (cont.)

3)	Series III and IV – July – August 2008 (cont.)

The net proceeds of the offering net of issue expenses are NIS 306,000 thousands.

On August 14, 2008 the Company raised (Series 4) debentures according to the shelf prospectus published by the Company in Israel on May 26, 2008. The company issued NIS 114,997 thousands of Series 4 debentures issued in return for approximately NIS 119,800 thousands bearing an interest rate of 7.45%. The net proceeds of the offering net of issue expenses are NIS 119,167 thousands.

4)	As of December 31, 2008 the balance of the notes amounts to NIS 554,124 thousands, is after deduction of issuance costs.

b.	Credit from bank and others

1)	Composition of financial liabilities measuring at depreciated balance:

	Yearly Interest Rate	Current Liabilities As of December 31		Non-Current Liabilities As of December 31		Total
						As of December 31
	31/12/08	2008	2007	2008	2007	2008	2007
	%	NIS in thousands		NIS in thousands		NIS in thousands

Banks:
Credit from banks	3.8%-4.5%	77,655	143,015	-	-	77,655	143,015

Loans:
linked to the CPI	3.8%-5.65%	11,060	-	24,212	-	35,272	-

Unlinked	3.8%-7.45%	26,275	5,384	97,698	28,127	123,973	33,511

Total financial liabilities measured at amortized cost		114,990	148,399	121,910	28,127	236,900	176,526

2)	Distribution according to repayment dates as of December 31, 2008:

NIS in thousands

1st year - Current maturities of long-term loans	37,335

2nd year	36,096
3rd year	36,028
4th year	31,123
5th year	15,122
6th year and forward	3,541

159,245

c.	Financial Parameters and Covenants

The Company has no financial covenants against the banks. However, in relation to long-term loans from the bank, to a company that was associated until August 31, 2008, and that was consolidated for the first time on September 1, 2008, whose balance as of December 31, 2008, amounts to a total sum of NIS 19,316 thousands, the consolidated subsidiary undertook toward the bank, inter alia, that the ratio of tangible shareholders’ equity of the company to the balance sheet total will not fall below 19%.

The said consolidated subsidiary fails to meet the aforesaid financial covenants, yet the bank nevertheless agreed, true to the balance sheet date, to delay the exercise of its rights pursuant to the letter of undertaking, provided that the company will forward the bank signed financial statements for the year 2008, by May 31, 2009, and will make available to the bank by that date, collateral and security at a sum that will not fall below the sum necessary in order to supplement the tangible shareholders’ equity, until such time that the financial covenants are met. The Company believes that the consolidated subsidiary will meet these covenants.

d.	Other financial liabilities

Other financial liabilities include capital note from an associated company. The capital note is unlinked and interest free. The associated company intend to demand the repayment of the capital note till March 31, 2009, and due to the abovementioned intention, as of December 31, 2008, the capital note was classified to current liabilities .

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS

a.	Composition

	As of December 31
	2 0 0 8	2 0 0 7

Post Employment Benefits at defined benefit plan:
Benefits to retirees	7,632	8,117
Severance pay and retirement liability (asset)	3,560	(861)

	11,192	7,256

Severance pay benefits	3,734	2,645

	14,926	9,901

Short term employee benefits:
Salaries and wages, payroll and social benefits	26,592	17,722
Profit-sharing and bonus plans	15,766	10,522
Benefits for unused vacation	17,478	11,603

	59,836	39,847

Stated in the balance sheet as follows:
Employee benefit assets:
Current assets	-	-
Non-current assets	624	861

	624	861

Employee benefit liabilities:
Current liabilities - part of Short term employee benefits
and other payables and accrued expenses - see note 13 d (2)	59,836	39,847
Non-current liabilities	15,551	10,762

	75,387	50,609

b.	Post Employment Benefits

(1)	Defined benefit plan

Plans for Severance pay obligations

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee’s wages which, in management’s opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The Company and its subsidiaries have an approval from the Ministry of Labor and Welfare in accordance with Section 14 of the Severance Pay Law, 1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt it from any further obligation to employees, in respect of whom the aforementioned deposits were made. The Group deposits 8.33%-11.33% of the monthly wages of its employees in different benefit plans. The Groups has no legal or implied obligation to make additional payments if the plan will not have sufficient assets to pay the entire employee benefits relating to the employee’s service during current and past periods. The total amount of the expenses recognized in the statement of income in respect of defined benefit plans in the year that ended on December 31, 2008 is NIS 15,889 thousands (2007 – NIS 15,249 thousands).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS: (cont.)

b.	Post Employment Benefits (cont.)

(2)	Plans for defined deposit

(1)	General

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee’s wages which, in management’s opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The defined benefit liability was measured using actuarial assessments. The present value of the defined benefit liability and the related costs of current service and past service were measured using the projected unit credit method.

Assumptions regarding future mortality rates are based on statistic data and mortality tables published by the Commissioner of the Capital Market in the Ministry of Finance in Pension Circular 2007-3-6, which are adjusted as of December 31, 2001. The average life expectancy for men that retired at the age of 67 is 17.4 while the average life expectancy for women that retired at the age of 62-64 is 22.5-24.3.

The projected rate of return on plan assets is based on a nominal rate of return that varies according to the type of fund.

(2)	Changes in the current value of the liability in respect of a defined benefit plan

	For the year ended December 31
	2008	2007
	NIS in thousand

Open Balance	2,440	1,982
Current service cost	505	224
Interest rate cost	318	80
Actuarial losses	260	336
Paid-up benefits	(1,148)	(182)
Liabilities assumed in business combinations	19,646	-
Other	(28)	-

Closing balance	21,993	2,440

(3)	Changes in the fair value of plan assets

	2008	2007
	NIS in thousand

Opening balance	2,440	1,473
Projected return on plan assets	231	60
Actuarial profits (losses)	(1,478)	604
Deposits by the employer	799	429
Paid-up benefits	(851)	(126)
Assets acquired in business combinations	16,950	-
Other	(282)	-

Closing balance	17,809	2,440

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS: (cont.)

c.	Other long-term employee benefits

(1)	General

Other long-term employee benefits are benefits which are expected to be utilized or which are payable during a period greater than 12 months from the end of the period in which the entitling service was provided.

Other employee benefits in the Company include liabilities in respect of vacation pay. These benefits are included in the statement of income in accordance with the Projected Unit Credit Method, while using actuarial assessments at each balance sheet date. The current value of the Company’s liability for vacation pay is determined by discounting the projected future cash flows from the plan based on market yields of government bonds, which are stated in the currency in which vacation pay benefits will be paid, whose terms to maturity are identical to the projected vacation payment dates.

Profits and losses are carried to the income statement as incurred. Past service cost is immediately recognized in the Company’s financial statements.

(2)	Changes in the current value of the liability in respect of other long-term employee benefits

	2008	2007
	NIS in thousand

Opening balance	19,720	18,913
Current service cost	(183)	1,038
Interest rate cost	1,159	1,034
Actuarial profits	(613)	-
Paid-up benefits	(1,484)	(1,265)
Liabilities assumed in business combinations	5,393	-

Closing balance	23,992	19,720

d.	Main actuarial assumptions as of the balance sheet date of post employment benefits and other long term benefits

	As of December 31
	2008	2007
	%	%

Discount rate	6.07%	3.6%
Projected rates of return regarding asset plan	4.1%-6.2%	3.9%-5.95%
Projected rates of salary increases	4.25%	4.25%
Churn and departure rates	2%-36%	4.5%-25%

e.	Severance pay benefits

The benefits include liability in respect of retirement grant to the company’s CEO (see note 12c) and include early retirement liability.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9	–	EMPLOYEE BENEFITS: (cont.)

f.	Amounts recognized in the statement of income in respect of employee benefit plans (in respect of post employment benefits and other long term benefits)

	For the year ended December 31
	2008	2007
	NIS in thousand

Current service cost	406	1,089
Interest rate cost	1,494	1,114
Projected yield on the plan's assets	(232)	(63)
Effect of any reduction or settlement	(1,935)	(1,289)

	(267)	851

The expense was included in the following items:

Cost of sales	(1,425)	187
Selling expenses	97	(79)
Administrative and general expenses	(299)	(196)
Financing expenses	1,263	1,051
Capitalized amounts	97	(112)

	(267)	851

NOTE 10	–	SHAREHOLDERS’ EQUITY:

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par value, as follows:

		December 31
		2008	2007
	Authorized	Issued and paid

Number of shares of NIS 0.01	20,000,000	5,060,774	5,060,774

Amount in NIS	200,000	50,608	50,608

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. (“AMEX”). The quoted prices per share, as of December 31, 2008 are NIS 109.1 and $ 28.5 (NIS 108.4), respectively.

As part of the Company’s arrangement for the financing of the acquisition of the new machine for the manufacture of packaging paper in November 2007, the Company performed a private allotment of 1,012,585 ordinary shares of NIS 0.01 par value of the Company, which, as of the date of allotment, accounted for 20% of the issued share capital of the Company against an investment in the total sum of NIS 213 million (hereinafter in this section: “the raised amount”). About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company, Clal Industries and Investments and Discount Investments (hereinafter: “the special offerees”), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities. The price per share for institutional entities and private entities as determined in the tender was NIS 210. Accordingly, the price per share for Clal Industries and Investments and Discount Investments considering the amount of shares offered to Clal Industries and Investments and Discount Investments, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

a.	Share capital (cont.)

The company paid the distributors a rate of 1.2% of the total consideration received from institutional entities and private entities, that is, a sum of NIS 1,021 thousands.

The share capital was increased as a result from this issuance in amounts of NIS 10 thousands and the capital surplus that derived from the issuance in deduction of cost issuance as mentioned above amounts of NIS 211,635 thousands.

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

In 2007, 35,425 options, were exercised under the 2001 plan for senior officers, and 15,466 shares of NIS 0.01, were issued following the exercise of the options, as above.

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

Since the Company did not recognize the expense in its books (as part of selecting the relief allowed by IFRS 1, under which the provisions of IFRS 2, regarding options which were granted before November 7, 2002 and which vested prior to the transition date, shall not be implemented retroactively – see note 2a(2)), the Company credited the tax saving derived from the exercise of benefits by employees in 2007 to capital surplus.

2)	The 2008 plan for senior officers in the Group

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and investees. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the affiliates.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

b.	Employee stock option plans: (cont.)

2)	The 2008 plan for senior officers in the Group (cont.)

The granting date of the options was determined to January-March 2008, pursuant to the restrictions of Section 102 (equity track) of the Income Tax Ordinance.

On May 11, 2008, the board of directors of the company approved the allotment to a trustee of the balance of the options that had not been allotted through that date, in the amount of 35,250 options as a pool for the future grant to officers and employees of associated companies, subject to the approval of the board of directors.

On January 9, 2009, 34,000 options have been allotted from the allotted options of the trustee to associated company's officers. On December, 31, 2008, there are 1,250 options existing at the trustee.

Each option is exercisable into one ordinary share of the company with NIS 0.01 par value against the payment of an exercise increment in the amount of NIS 223.965. The options will vest in installments as follows: 25% of the total options will be exercisable from January 14, 2009; 25% of the total options will be exercisable from January 14, 2010; 25% of the total options will be exercisable from January 14, 2011; and 25% of the total options will be exercisable from January 14, 2012. The vested options are exercisable through January 14, 2012, 2013, 2014 for the first and second, third and fourth portions, respectively.

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.5 million. This amount was charged to the statement of operations over the vesting period. The debt for the grant to officers of the affiliates will be paid in cash.

The fair value of the options granted as aforementioned was estimated by applying the Black and Scholes model. In this context, the effect of the terms of vesting will not taken into account by the company, other than the market condition of fair value of the capital instruments granted.

The parameters which were used for implementation of the model are as follows:

Share price (NIS)	245.20-217.10
Exercise price (NIS)	223.965
Anticipated volatility (*)	27.04%
Length of life of the options (years)	3-5
Non risk interest rate	5.25%

(*)	The anticipated volatility is determined on the basis of historical fluctuations of the share price of the company. The average length of life of the option was determined in accordance with management’s forecast as to the holding period by the employees of options granted to them, in consideration of their functions in the company and past experience of the company with employees leaving.

3)	Additional details of options granted to employees

	2008		2007
	No. Of options	Weighted average the of exercise price	No. Of options	Weighted average of the exercise price

Options granted to employees which:
Outstanding at the start of the period	-		35,425	127.35
Granted	250,500	223.96	-
Forfeited	(4,250)	223.96	-
Exercised	-		(35,425)	119.76
Expired	-		-

Outstanding at the end of the period	246,250	223.96	-

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

	Share capital	Premium on shares	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Year ended December 31, 2007

Balance - January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633	-	422,633
Issuance of shares (deduction of cost issuance
in the amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645	-	211,645
Exchange differences arising on translation
of foreign operations	-	-	-	-	3,810	-	3,810	-	3,810
Cash flow hedges	-	-	-	(635)	-	-	(635)	-	(635)
Exercise of employee options into shares	-	-	983	-	-	-	983	-	983
Profit for the year	-	-	-	-	-	31,535	31,535	-	31,535

Balance - December 31, 2007	125,267	301,695	3,397	(635)	3,810	236,437	669,971	-	669,971

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10	–	SHAREHOLDERS’ EQUITY: (cont.)

	Share capital	Premium on shares	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from acquisition in stages	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Year ended December 31, 2008

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(25,996)	-	(25,996)	-	(25,996)
Cash flow hedges	-	-	-	-	-	(4,457)	-	-	(4,457)	360	(4,097)
First-time transition into consolidation		-		-	17,288	-	-	-	17,288	28,084	45,372
Amortization of the revaluation fund on account of step acquisitionto retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Actuarial profits and losses carried to retained earnings	-	-	-	-	-	-	-	(1,430)	(1,430)	(378)	(1,808)
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227
Profit for the year	-	-	-	-	-	-	-	69,710	69,710	(1,750)	67,960

Balance - December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE

a.	Deferred income taxes

The composition of the deferred taxes assets (liabilities) at balance sheet dates, and the changes therein during the years 2008 and 2007, are as follows:

	Balance at January 1, 2007	Recognized in profit and loss	Balance at December 31, 2007	Recognized in profit and loss	Recognized in equity	Initial Consolidation	Balance at December 31, 2008
	NIS in thousands

Temporary differences
Hedging cash flow	-	-	-	-	(1,240)	1,040	(200)
Intangible assets	-	-	-	1,075	-	(8,106)	(7,031)
Fixed assets	(41,613)	1,098	(40,515)	(686)	-	(28,209)	(69,410)
Employee benefits provisions	4,882	808	5,690	396	700	1,495	8,281
Doubtful debts	5,575	(382)	5,193	(178)	-	915	5,930
Spare parts inventory	(1,147)	875	(272)	374	-	(271)	(169)
Other	-	-	-	-	171	41	212

	(32,303)	2,399	(29,904)	981	(369)	(33,095)	(62,387)

unutilized losses and tax benefits
losses for tax purposes	9,413	598	10,011	3,182	-	2,401	15,594

Total	(22,890)	2,997	(19,893)	4,163	(369)	(30,694)	(46,793)

Deferred taxes are presented in the balance sheets as follows:

	December 31
	2008	2007
	NIS in thousands

Among non-current assets - Deferred tax assets	29,848	20,622
Among non-current liabilities - Deferred tax liabilities	(76,641)	(40,515)

Total	(46,793)	(19,893)

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE (cont.)

a.	Deferred income taxes (cont.)

The Group anticipates the existence of taxable income in future periods apart from profits that will arise from the reversal of taxable temporary differences. The Group also recognized losses for tax purposes, which are expected to be utilized in the next few years against capital gains. As a result of the aforesaid, deferred tax assets were created.

b.	Amounts in respect of which deferred tax assets were not recognized

	December 31
	2008	2007
	NIS in thousands

Real losses from securities	11,786	11,786
Capital losses for tax purposes	4,986	13,482

Total	16,772	25,268

Expiration dates: in accordance with the tax laws in effect, there is no expiration date for the utilization of losses for tax purposes. The Company does not anticipate any profits in the foreseeable future that will allow it to utilize these losses and has therefore not created deferred tax assets in respect thereof.

c.	Taxes on income recognized in the Capital and reserves:

	December 31
	2008	2007
	NIS in thousands

Deferred taxes
Revaluations of financial instruments treated with cash flow hedge accounting	73	(265)
Actuarial profits and losses carried directly to shareholders' equity	(648)	-

	(575)	(265)

Transfers to profit and loss:
Transfers to profit and loss in respect of hedge accounting.
	570	7

Total taxes on income recognized in the capital and reserves	(5)	(258)

d.	Tax expense (income) on income recognized in profit and loss

1)	As follows:

	December 31
	2008	2007
	NIS in thousands

For the reported year:
Current	7,826	20,408
Previous years	-	850
Deferred taxes in respect of the reporting period	(4,163)	(2,997)

	3,663	18,261

Current taxes in 2008 were computed at an average tax rate of 27%, 2007 - 29% and 2006- 31%, see (2) below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE (cont.)

d.	Tax expense (income) on income recognized in profit and loss: (cont.)

2)	Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in d. above, and the actual tax expense:

	2008		2007
	%	NIS in thousands	%	NIS in thousands

Income before taxes on income, as reported
in the statements of income	100.0	20,308	100.0	48,940

Theoretical tax on the above amount	27.0	5,483	29.0	14,192

Tax increments (savings) due to:
Adjustments due to tax rate changes	(3.9)	(803)	(1.7)	(859)
Losses for tax purposes on whose account deferred tax assets were not recognized in the past, yet for whom deferred taxes were recognized during the reported period	(10.4)	(2,103)	-	-
Differences at equity and non financial assets
definition for the purpose of tax	-	-	4.9	2,400
Non-taxable income	(19.5)	(3,958)	-	-
Non-deductible expenses	22.8	4,629	1.0	486
Other differences, net	2.0	415	2.4	1,192

	(9.0)	(1,820)	6.6	3,219

Adjustments performed during the year in respect of
prior years current taxes	-	-	1.7	850

Taxes on income as presented in profit and loss	18.0	3,663	37.3	18,261

e.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2005.

f.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter – the inflationary adjustments law)

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

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11	–	INCOME TAX CHARGE (cont.)

g.	The Law for the Encouragement of Industry (Taxation), 1969

The Company and certain consolidated subsidiaries are “industrial companies” as defined by this law. These companies claimed depreciation at accelerated rates on equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law.

The Company also files consolidated tax returns with certain consolidated subsidiaries as permitted under this law.

h.	Tax rates applicable to income not derived from “approved enterprises”

In accordance with Amendment No. 147 of the Income Tax Ordinance, 2005, a tax rate of 34% which is applicable to companies will be gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 for which a tax rate of 25% was determined (the tax rate in the years 2008, 2008 and 2009 is 29%, 27% and 26%, respectively).

NOTE 12	–	COMMITMENTS, CONTINGENT LIABILITIES:

a.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 9,294 thousands.

b.	In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004, pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification. The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

c.	On May 13, 2007, the Company’s Audit Committee and Board of Directors approved an employment contract with the Company’s General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company’s Board of Directors. Retirement conditions – In addition to the liberation of the funds accrued in the Managers’ Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck – prior to leaving his position – multiplied by the number of years during which he was employed by the Company (starting August 1998), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It has to be noted that the amounts transferred to managerial insurance policies in respect of severance pay ,will include current completion on basis of last monthly salary for each year of work in the Group.

It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company’s Board of Directors and the Company’s management, based on the opinion of legal counsel, its doubtful whether it is legally binding. The impact of the agreement was expressed in 2007 results and amount to NIS 1.6 million (net, after taxes) on account of the retirement terms.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12	–	COMMITMENTS, CONTINGENT LIABILITIES: (cont.)

d.	The Company converted during October 2007 its energy-generation plant in Hadera to using natural gas, instead of fuel oil.

In this capacity, the Company signed an agreement in London on July 29, 2005, with the Thetis Sea Group, for the purchase of natural gas. The gas is expected to fulfill the Company’s requirements in the coming years, for the operation of the existing energy generation plants using cogeneration at the Hadera plant, for the use of natural gas, instead of the current use of fuel oil. The overall financial scope of the transaction totals to $ 35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

In this capacity the Company also contracted with Alstom Power Boiler Service gmbh, a manufacturer of equipment in the energy industry, in an agreement worth approximately € 1.74 million, for the purchase of the systems needed for the conversion and assistance with their installation at the plant in Hadera. Up to December 31, 2008 the remainder of the agreement was worth approximately € 0.2 million.

e.	In the beginning of 2008, the Company engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers (“machine no. 8”), for the total sum of €55.4 million. Some of the equipment was supplied during 2008 and the rest will be supplied in the beginning of 2009.

f.	In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

g.	In November 3, 2008, the general meeting of the company approved the validity of a lease agreement signed on September 8, 2008 between the Company and Gev-Yam Lands Ltd (hereinafter – “the lessor”), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will rent a plot in Modiin, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (hereinafter – “the logistic center”) for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property. In addition to which the Company will have an option to extend the lease to an additional 9 years and 11 months. The cost of the annual lease amounts to NIS 13.6 million linked to the Consumer Price Index for July 2008.

h.	In November 2006, the Environmental Protection Ministry announced that, even though the company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

i.	In September 2008 the Municipality of Hadera submitted a request for a land betterment levy in the amount of 1.4 million in respect of a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the amount of the levy with a counter assessment in the amount of NIS 28,000. The Company created a provision in the amount of NIS 28,000 in respect of this request in its financial statements.

j.	During 2008, a consolidated company decided to sue one of its suppliers in the amount of NIS 1,706 thousands for refund payments paid to him as a result of his failure in supplying ERP system to the consolidated company.

On the other hand, the supplier requires the completion of the outstanding value carrier.

k.	A consolidated company received from the Municipality of Netanya and from the renter of a property, claims of payment amounting to NIS 2,700 thousands relating to assessments regarding taxes and levies for the years 2000-2008 for the above company’s enterprise in Netanya. The consolidated company submitted an appeal on the claim, in the amount of NIS 2,000 thousands, which was rejected by the Municipality. The consolidated company submitted an appeal on the rejection. The financial statements include a provision which, according to management’s opinion based on estimates of its legal consultant’s, is sufficient in these circumstances.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.	Receivables:

	December 31
	2008	2007
	NIS in thousands

1) Trade:
Open accounts	282,279	163,814
Checks collectible	36,647	14,739

	318,926	178,553

The item is:
Net of allowance for doubtful accounts	24,893	19,631

Includes associated companies	14,642	37,255

Aging of customers debts:
Are not in delay	268,750	153,049
Delay till 6 months	47,079	25,438
Delay from 6 months to 12 months	4,442	921
Delay from 12 months to 24 months	1,992	1,329
Delay more then 24 months	21,556	17,447

Total	343,819	198,184
Deduction of allowance for doubtful accounts	24,893	19,631

	318,926	178,553

Movement in provision for doubtful debts during the year:
Balance at beginning of the year	19,631	19,250
Impairment losses recognized on receivables	(1,052)	(402)
Amounts written off as uncollectible	36	(363)
Amounts recovered during the year	232	139
Reversal of impairment losses in respect of accounts receivable	945	1,007
Initial consolidation	5,101	-

Balance at the end of the year	24,893	19,631

2) Other:
Employees and employee institutions	2,331	2,218
Customs and VAT authorities	4,841	-
Associated companies - current debt	71,734	80,054
Prepaid expenses	3,847	2,719
Advances to suppliers	3,907	2,303
Accounts Receivable	3,618	4,953
Others	10,610	2,168

	100,888	94,415

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

b.	Inventories:

	December 31
	2008	2007
	NIS in thousands

For industrial activities:
Products in process	3,133	-
Finished goods	51,380	19,824
Raw materials and supplies	73,968	7,630

Total for industrial activities	128,481	27,454
For commercial activities - purchased products	22,759	19,280

	151,240	46,734
Maintenance and spare parts *	17,515	22,873

	168,755	69,607

*	Including inventories for the use of associated companies.

Additional information – the amount of inventory recognized during the period under cost of sale amounted to NIS 11,879 thousand in 2008 (2007 – NIS 2,826 thousand).

c.	Credit from banks:

	Weighted average Interest rate on December 31, 2008	December 31
		2008	2007
		NIS in thousands

Unlinked	3.8%	77,655	143,015
See note 8b above

d.	Trade payable and accruals - other:

	December 31
	2008	2007
	NIS in thousands

1) Trade payables:
Open accounts	190,002	104,301
Checks payable	5,018	4,108

	195,020	108,409

2) Other:
Payroll and related expenses	42,358	28,244
Institutions in respect of employees	19,362	21,973
Customs and value added tax authorities	-	322
Accrued interest	17,234	1,679
Accrued expenses	18,712	17,697
Others	7,277	670

	104,943	70,585

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income:

e.	Sales - net (1)

	2008	2007
	NIS in thousands

Industrial operations (2)	542,244	462,634
Commercial operations	131,240	121,016

	673,484	583,650

(1) Including sales to associated companies	132,375	159,627

(2) Including sales to export	55,757	48,669

f.	Cost of sales:

	2008	2007
	NIS in thousands

Industrial operations:
Materials consumed	143,392	93,260
Expenditure on the basis of benefits to employees (please see h below)	149,212	115,014
Depreciation and amortization	53,144	31,550
Other manufacturing costs	115,027	114,400
Decrease (increase) in inventory of finished goods	(11,879)	(2,826)

	448,896	351,398
Commercial operations - cost of products sold	93,491	89,341

	542,387	440,739

Including purchases from associated companies	20,893	31,220

g.	Selling, marketing, administrative and general expenses:

	2008	2007
	NIS in thousands

Selling and marketing:
Expenditure on the basis of benefits to employees (please see h below)	18,568	13,431
Packaging, transport and shipping	15,670	9,712
Commissions	2,684	1,869
Depreciation and amortization	1,246	1,403
Other	7,506	4,929

	45,674	31,344

Administrative and general:
Expenditure on the basis of benefits to employees (please see h below)	55,735	45,458
Office supplies, rent and maintenance	2,222	1,214
Professional fees	3,210	1,789
Depreciation and amortization	5,097	3,159
Doubtful accounts and bad debts	233	738
Other	15,006	9,997

	81,503	62,355
Less - rent and participation from associated companies	26,533	26,364

	54,970	35,991

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

h.	Expenses in respect of employee benefits

	Year ended December 31
	2008	2007
	NIS in thousands

Composition:
Payroll	193,023	157,781
Other long term employee benefits	657	401
Expenses in respect of a defined deposit plan	15,889	15,249
Expenses in respect of a defined benefit plan	477	224
Changes in central compensation fund	225	(184)
Share-based payment transactions	5,922	-
Severance benefits	1,358	826
Benefits in respect of profit-sharing and bonuses	7,951	1,774

	225,502	176,071
Net of capitalized amounts (see note 5e).	(1,987)	(2,168)

	223,515	173,903

i.	Depreciation and amortization

	Year ended December 31
	2008	2007
	NIS in thousands

Composition:

Depreciation of fixed assets (see note 5)	53,391	34,749
Depreciation of leased land	1,178	644
Impairment of intangible assets (see note 7b)	5,215	705

	59,784	36,098

j.	Finance income **

	Year ended December 31
	2008	2007
	NIS in thousands

a) interest income

Interest income from short-term bank deposits	108	113
Interest income from short-term balances	3,912	2,945
Interest income from short-term loans	96	-
Interest income from long-term loans	592	547
Interest income from long-term bank deposits	-	3,352
Interest income from operational revaluation - net	1,204	-

Total interest income	5,912	6,957

b) other

other	286	3,691

Total Finance income	6,198	10,648

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13	–	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (cont.)

j.	Finance income ** (cont.)

c) Profit (loss) from finance assets

	Year ended December 31
	2008	2007
	NIS in thousands

Finance assets at fair value through profit and loss	5,871	-

	12,069	10,648

** include financial income of loans to associated companies	4,790	2,655

k.	Finance expenses

	Year ended December 31
	2008	2007
	NIS in thousands

a) interest expenses

Interest expenses from short-term bank loans	224	-
Interest expenses from short-term loans	3,618	10,159
Interest expenses from long-term loans	4,927	1,907
Interest expenses on account of non-convertible bonds net of related hedges	34,469	15,642
Interest expenses from operating monetary balance-net	-	2,228
Other	8,077	1,560

	51,315	31,496
Less:
Amounts capitalized to cost of fixed assets (see note 5)	(26,064)	-

Total interest expenses	25,251	31,496

b) other

Bank commissions	501	270
Interest costs from employee benefits	1,360	1,051

Total finance expenses	27,112	32,817

k.	Other income

	2008	2007
	NIS in thousands

Profit from written off a negative cost surplus	14,664	-
Capital gain from sale of fixed assets and spare parts inventory	237	(2,150)
Loss from revaluation PUT option to associated company	(10,003)	(2,289)
Capital loss from sale of associated company	-	(28)

	4,898	(4,467)

In respect of the acquisition of Carmel, the Company recognized a profit of NIS 14,664 thousands because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14	–	NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share.

	Net income Year ended December 31
	2008	2007
	NIS in thousands

Net income for the period, as reported in the
income statements, used in computation of
basic net income per share	69,710	31,535

Total net income for the purpose of computing
diluted income per share	69,710	31,535

	Number of shares Year ended December 31
	2008	2007

Weighted average number of shares used for
computing the basic income per share	5,060,774	4,132,728
Adjustment in respect of incremental shares of warrants	-	6,805

Weighted average number of shares used for
computing the diluted income per share	5,060,774	4,139,533

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	ACQUISITION OF SUBSIDIARIES

a.	Acquisition of Subsidiaries and Associated Companies

On July 10, 2008 the Company has signed an agreement for the acquisition of shares of Carmel Container Systems Ltd. (“Carmel”, an affiliated company) from the principal shareholder of Carmel, Mr. Robert Kraft and a number of additional shareholders in Carmel, on an “as is” basis, for the total consideration of approximately $20.77 million, paid from the company’s own resources in one payment upon the business transaction.

The completion of the acquisition was approved by law, including the approval of the Israeli Antitrust Authority during August 2008.

Due to the completion of the acquisition of Carmel, the Company holds approximately 89.3% of Carmel shares (held before the acquisition 36.2% of Carmel shares) and holds 52.72% indirectly in Frenkel C.D. (held before the acquisition 37.93% of Frenkel C.D. shares).

Since September 1 ,2008, the Company consolidates the financial statements of Carmel and Frenkel C.D. Ltd. (an affiliated company of the Company and Carmel), in the financial statements of the company.

The cost of purchasing Carmel and Frenkel C.D. was in sum of NIS 70,695 thousands and NIS 4,000 thousands, respectively, and was paid in cash as follows:

	Main Activity	Acquisition Date	Rate of regular shares purchased	Acquisition cost
				NIS thousands
2008

Carmel Container Systems	packaging material
	and carton	31. 8.2008	53.07%	70,695

Frenkel C.D.	Printing on carton
	production	31.8.2008	14.79%	4,000

				74,695

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	ACQUISITION OF SUBSIDIARIES (Cont.)

b.	Analysis of the assets and liabilities were acquired

	Carmel Container Systems			Frenkel C.D.			Total fair value in acquisition of consolidated companies
	Book Value	Adjustments to fair value	Fair value at acquisition	Book Value	Adjustments to fair value	Fair value at acquisition
	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands	NIS in thousands

Current Assets
Cash and cash equivalents	4,028	-	4,028	100	-	100	4,128
Trade receivables	164,106	-	164,106	41,406	-	41,406	205,512
Other receivables	3,512	-	3,512	4,785	-	4,785	8,297
Inventories	54,078	743	54,821	24,201	258	24,459	79,280
Non-Current Assets
Fixed assets	64,627	38,862	103,489	45,405	3,697	49,102	152,591
Intangibles assets	-	31,917	31,917	9,194	(8,482)	712	32,629
Other assets	1,755	-	1,755	-	-	-	1,755
Employee benefit assets	14,610	-	14,610	879	-	879	15,489
Current Liabilities
Credit from banks and others	(14,771)	-	(14,771)	(31,313)	-	(31,313)	(46,084)
Current maturities to long term loans	(21,347)	-	(21,347)	(4,154)	-	(4,154)	(25,501)
Trade payables	(59,082)	-	(59,082)	(30,993)	-	(30,993)	(90,075)
Other payables and accrued expenses	(14,287)	-	(14,287)	(8,566)	-	(8,566)	(22,853)
Non-Current Liabilities
Long-term liabilities from banks	(56,214)	-	(56,214)	(16,338)	-	(16,338)	(72,552)
Deferred tax assets	(8,204)	(17,953)	(26,157)	(3,473)	(1,064)	(4,537)	(30,694)
Employee benefit liabilities	(25,418)	-	(25,418)	(2,534)	-	(2,534)	(27,952)

	107,393	53,569	160,962	28,599	(5,591)	23,008	183,970
Minority interests in acquisition	(11,474)	(5,732)	(17,206)	(13,521)	2,643	(10,878)	(28,084)
Capital reserve from reevaluation from step
Acquisition	-	(19,408)	(19,408)	-	2,120	2,120	(17,288)
Negative goodwill carried to the income statement	-	(14,664)	(14,664)	-	-	-	(14,664)
Goodwill created at acquisition		-	-	-	599	599	599
Investment at affiliated companies before acquisition of control	-	(41,755)	(41,755)	-	(8,083)	(8,083)	(49,838)

Cost of acquisition	95,919	(27,990)	67,929	15,078	(8,312)	6,766	74,695

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15	–	ACQUISITION OF SUBSIDIARIES (Cont.)

c.	Net cash flow upon acquisition

For the period ended August 31
2008
NIS in thousands

Total cost of acquisition	74,695
Net of non-cash consideration for Carmel (*)	(400)

Consideration paid in cash	74,295
Net of cash and cash equivalents acquired	(4,128)

70,167

(*) commission was paid after the financial statements period and till December 31, 2008.

d.	Goodwill in the acquisition of subsidiaries

Upon increasing the percentage of holding in Frenkel CD and the consolidation thereof, the Company recognized goodwill in the amount of NIS 599 thousands after allocating the excess cost to tangible and intangible assets, as specified in section b. above.

e.	The impact of the acquisition on the Group’s results

The profit for the year includes a loss of NIS 5,398 thousands, which is attributed to Carmel and Frenkel CD from the date of acquisition, since August 31, 2008.

If the business combination of the company would have taken place on January 1, 2008 the Group’s revenue would have been NIS 979,930 thousands and the Group’s profit for the reported period would have been NIS 63,757 thousands.

For the purpose of determining the pro forma revenue and profit (loss), the following assumptions were made:

The amortization of excess cost was included at fair value of the excess cost as it was estimated on the date of the business combination.

f.	The excess fair value of the assets, liabilities and contingent liabilities of the acquired company over the cost of acquisition

In respect of the acquisition of Carmel, the Company recognized a profit of NIS 10,572 thousands. The components of the profit are as follows: NIS 14,664 because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition. This profit was presented in the statement of income under “other expenses (income)". The amortization of excess cost from the date of acquisition as of the reporting date in the amount of NIS 5,502 thousands in respect of the order backlog and excess cost of fixed assets, were recorded in the cost of sale and a sum of NIS 970 in respect of customers’ portfolio was included in selling and marketing expenses. Record of income deferred taxes in the amount of NIS 1,700 thousands and minority interests at the depreciations in the amount of NIS 683 thousands.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16	–	ACTIVITIES NOT INVOLVING CASH FLOWS:

(a)	As of December 31, 2008 the acquisition of fixed assets with suppliers credit amounted to NIS 17,261 thousand.

(b)	As of December 31, 2007 the acquisition of fixed assets with suppliers credit amounted to NIS 6,634 thousands.

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	The purpose of financial risk management

The finance division of the Group supplies services to the business operation, provides access to domestic and international financial markets, monitors and manages the financial risks associated with the Group’s activities through internal reports that analyze the level of exposure to risks according to their degree and intensity. These risks include market risks (currency risk, fair value risk in respect of interest rates, price risk and cash flow risk in respect of interest rates), credit risks and liquidity risk.

The Group mitigates the effect of these risks by using derivative financial instruments in order to hedge the exposure to risks. The use of derivative financial instruments is made in accordance with the Group’s policy that was approved by the board of directors, which stipulates principles regarding: currency risk management, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. Compliance with the policy and levels of exposure is reviewed by the internal auditors of the Company on an ongoing basis and examined from time to time by external advisors that specialize in this area.

The financial management division of the Group makes quarterly reports to the Group’s management committee, about the risks and the implementation of the policy which be assimilated in order to reduce the risks exposures.

b.	Market risk

The Group’s activity exposes it primarily to financial risks of changes in foreign currency exchange rates (see section f below). The Group holds a range of derivative financial instruments in order to manage its exposure to market risks, including:

—	Foreign currency swap contracts to hedge EURO currency risks arising from EURO payments, result of imports of equipment for Machine 8 from the EU nations.

—	Foreign currency swap contracts to hedge currency risks arising from the purchase of raw materials in dollars according to the company’s policy.

During the reporting period there was a change in exposure to market risks, primarily as a result of the volatility of global currency markets and due to the global crisis. The Group manages and measures the risks on a current basis in accordance with its business and cash flow operations.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

c.	Derivative financial instruments

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

(1)	Forward transactions against increase in the CPI

The Company is exposed to the CPI as a result of CPI-linked bonds that were issued (series 1, 2 and 3). In accordance with the risk management policy, the Company wishes to minimize the CPI risk inherent in this obligation.

In January 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 90 million against increases in the CPI, following the end of a forward transaction, that was entered into in 2007.

In February 2008, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 50 million against increases in the CPI, following the end of a forward transaction, that was entered into in 2007.

In August 2008, the Company entered into additional forward transactions for a period of 5 months, in order to hedge an amount of NIS 187.5 million against increases in the CPI, in respect of raising notes series no. 3 which ended.

In December 2008, the Company entered into an additional forward transactions for a period of one year, in order to hedge an amount of NIS 150 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2009, the Company entered into an additional forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

(2)	Foreign currency swap contracts

The Group’s policy is to enter into foreign currency swap contracts in order to cover specific foreign currency payables and receivables to reduce the created exposure. In addition, the Group enters into foreign currency swap contracts to manage the risk arising from anticipated selling and buying transactions in a period of up to six months. As for the accounting policy of the Group concerning cash flow hedges of firm commitments see note 2.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

c.	Derivative financial instruments (cont.)

(2)	Foreign currency swap contracts (cont.)

The following table specifies the existing foreign currency swap agreements as of the reporting date:

	Average foreign exchange rate		Foreign currency				Contract value		Fair value
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	NIS		Euro in thousands		Dollar in thousands		NIS in thousands

Hedging cash flow

Purchase EURO
till 6 months	5.31	5.74	26,150	20,000	-	-	138,794	114,800	1,597	2,254
Sell EURO
till 6 months	5.45	5.46	5,000	20,000	-	-	27,250	109,200	(836)	(1,260)
Purchase Dollar
till 6 months	3.66	-	-	-	3,000	-	10,994	-	500	-
Sell Dollar
till 6 months	3.52	-	-	-	(1,500)	-	(5,281)	-	(20)	-
EURO deposit	5.30	5.66	23,956	27,117	-	-	126,902	153,461	-	-

d.	Credit risks

Credit risks relate to the risk that the counter party will not fulfill its contractual obligations for payment and cause the Group financial losses. The Group has a policy of entering transactions with parties that have a credit rating and obtaining sufficient collateral, when appropriate, as a means of reducing the risk for financial losses as a result of failures. When this information is not available, the Group draws on available public financial information and its commercial experience in order to grade its main customers. The Group’s exposure and the credit ratings of counter parties are examined on a regular basis.

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

See note 13a details of the aging of customers' debts as of December 31, 2008.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont):

e.	Foreign currency risks

Approximately half of the Company’s sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the rate of exchange of the NIS against the US dollar and the EURO. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and reporting exposure (relating to the excess of dollar linked assets over liabilities).

	December 31, 2008				December 31, 2007
	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked
	NIS in thousands				NIS in thousands

Assets:
Current assets:
Cash and cash equivalents and designated deposits	2,325	128,427	-	131,975	7,352	157,837	-	2,556
Receivables	15,816	3,206	910	396,035	10,904	1,816	439	259,808
Investments in associated companies - long-term
loans and capital notes	-	-	-	52,969	2,421	-	-	52,233

	18,141	131,633	910	580,979	20,677	159,653	439	314,597

Liabilities:
Current liabilities:
Short-term credit from banks	-		-	77,655	-	-	-	143,015
Accounts payables and accruals	36,814	23,969	-	240,299	11,662	2,602	-	164,730
Financial liabilities at fair value through profit and loss	13,904	-	-	-	3,901	-	-	-
Long-term liabilities (including current maturities):
Long -term loans	-	-	35,271	123,974		-		33,511
Notes	-	-	354,658	238,600	-	-	195,525
Other liability	-	-	-	32,770	-	-	-	31,210

	50,718	23,969	389,929	713,298	15,663	2,602	195,525	372,466

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes – see a above.

As to sensitivity analyze of foreign currency – see g below

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks (cont.)

Liquidity risk management

The Group manages liquidity risks by maintaining suitable funds, banking and loans, ongoing monitoring of actual and anticipated cash flows and adjusting the vesting of financial assets and liabilities.

Interest rate and liquidity risk tables

1.	Financial liabilities that do not constitute derivative financial instruments

The following tables specify the remaining contractual repayment dates of the Group in respect of financial liabilities, which do not constitute a derivative financial instrument. These tables were prepared based on the non-discounted cash flows of financial liabilities, based on the earliest date in which the Group may be required to repay them. The tables include cash flows in respect of the interest and the principal.

	Average effective interest rate	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Above 5 years	Total
	%	NIS in thousands

2008

Short-term credit	3.9%	76,175	1,506	-	-	-	77,681
Loans from banks	5.0%	4,530	7,483	33,591	129,009	7,532	182,145
Index linked notes carrying
permanent interest	5.1%	-	-	57,111	259,004	120,631	436,746
Notes carrying permanent interest	7.5%	8,606	-	8,702	209,717	87,293	314,318

		89,311	8,989	99,404	597,730	215,456	1,010,890

2007

Short-term credit	5.0%	143,015	-	-	-	-	143,015
Loans from banks	5.43%	1,804	-	5,375	29,170	3,341	39,690
Notes carrying permanent interest	5.5%	-	-	48,161	184,792	-	232,953

		144,819	-	53,536	213,962	3,341	415,658

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks (cont.)

Interest rate and liquidity risk tables (cont.)

2.	Derivative financial instruments

The following table specifies the Group’s liquidity analysis with respect to its derivative financial instruments. The table was prepared based on cash payments/ receivables for derivative instruments settled in net and the gross non-discounted cash payments/receivables for these derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount is determined based on the projected interest rates as described by the interest yield curve as the balance sheet date.

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years
	NIS in thousands
2008

Foreign currency swap contracts	15,994	24,121	66,554	-
Forward contracts on the CPI	1,633	(861)	(474)	(1,358)
Option warrants	26,546	147	-	-

	44,173	23,407	66,080	(1,358)

3.	In respect of analyze sensitivity of interest rate – see g below

f.	Fair value of financial instruments

The fair value of financial assets and liabilities were determined as follows:

—	The fair value of financial assets and liabilities with customary terms that are traded in active markets is determined based on quoted market prices.

—	The fair value of other financial assets and liabilities (except for derivative instruments) is determined through accepted pricing techniques based on the analysis of discounted cash flows, using observed current market prices and traders’ quotes for similar instruments.

—	The fair value of derivative financial instruments is calculated based on quoted prices. When such prices are not available, a discounted cash flow analysis is utilized, using the appropriate yield curve for the duration of the instruments for derivatives that are not options while for derivatives which are options option pricing models are used.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Fair value of financial instruments (cont.)

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value:

	Carrying Amount	Fair Value
	December 31, 2008 NIS in thousands

Financial Assets
Long term loans and capital note	52,969	49,355

Financial Liabilities
Notes - series 1*	7,422	7,537
Notes - series 2*	158,559	155,637
Notes - series 3*	190,541	195,959
Notes - series 4*	235,557	269,078
Other liability*	32,770	31,359

	624,849	659,570

(1)	The fair value is based on quoted prices in an active market at the balance sheet date.

(2)	The fair values of long-term loans that were extended is based on the calculation of the current value of cash flows at an interest rate of 4.5%, which is acceptable for similar loans with similar characteristics.

(3)	The fair value of long-term loans bearing a fixed interest rate is based on the calculation of the current value of cash flows at an interest rate of 4.5%, which is acceptable for similar loans with similar characteristics.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

g.	Tables of analyze sensitivity of sensitive instruments according to cahnges in market factors

(1)	Sensitive analyze to interest rates as of 31.12.2008

Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% rate increase	5% rate increase	5% rate decrease	10% rate decrease
	NIS in thousands

Notes - series 1	(16)	(8)	8	16
Notes - series 2	(1,866)	(937)	947	1,903
Notes - series 3	(3,979)	(2,005)	2,037	4,105
Notes - series 4	(3,956)	(1,990)	2,013	4,050
Other liability	(134)	(57)	68	136
Long term loans and capital notes - given	212	106	(106)	(213)

(2)	Sensitive analyze to foreign currency changes as of 31.12.2008

	Sensitivity to EURO rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% euro increase	5% euro increase	5% euro decrease	10% euro decrease
	NIS in thousands

Cash and cash equivalents	268	134	(134)	(268)
Designated deposits	12,575	6,287	(6,287)	(12,575)
Trade receivables	321	160	(160)	(321)
Rest of the liability to supplier-ALSTOM	(92)	(46)	46	92
Trade payables and other payables	(2,397)	(1,198)	1,198	2,397
PUT option	-	-	(2,088)	(3,412)
Forward transaction NIS-EURO	12,293	6,996	(3,599)	(8,896)

	Sensitivity to Dollar rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% dollar increase	5% dollar increase	5% dollar decrease	10% dollar decrease
	NIS in thousands

Cash and cash equivalents	233	116	(116)	(233)
Trade receivables	1,472	736	(736)	(1,472)
Trade payables and other payables	(3,246)	(1,623)	1,623	3,246

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

g.	Tables of analyze sensitivity of sensitive instruments according to changes in market factors (cont.)

(3)	Sensitive analyze to interest rates as of 31.12.2007

Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% rate increase	5% rate increase	5% rate decrease	10% rate decrease
	NIS in thousands

Notes - series 1	(54)	(27)	27	54
Notes - series 2	(2,370)	(1,191)	1,203	2,417
Other liability	(121)	(60)	61	122
Long term loans and capital notes - given	186	93	(188)	(94)

(4)	Sensitive analyze to foreign currency changes as of 31.12.2007

	Sensitivity to EURO rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% euro increase	5% euro increase	5% euro decrease	10% euro decrease
	NIS in thousands

Forward transaction NIS-EURO	(6,038)	(4,028)	3,741	8,439

	Sensitivity to Dollar rate changes
Sensitive instruments	Profit (loss) before tax from changes		Profit (loss) before tax from changes
	10% dollar increase	5% dollar increase	5% dollar decrease	10% dollar decrease
	NIS in thousands

Trade receivables	1,272	636	(636)	(1,272)
Capital note	242	121	(121)	(242)
Trade payables and other payables	(1,036)	(518)	518	1,036

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:

a.	General

The main groups of interested parties in the Company are, among others, IDB Holdings, IDB Development Ltd, Discount Investments Ltd, Clal Industries and Investments Ltd, Clal Insurance Business Holdings Ltd, Ganden Holdings Ltd, Ganden Investments IDB Ltd., Manor Investments IDB Ltd., Taavura Holdings Group Ltd., Property and Buildings Ltd., The Bronfman Fischer Group and other companies, part of which are controlled, inter alia, by directors of the Company.

b.	Transactions with interested parties

The Company and its subsidiaries perform transactions at market terms with interested parties during their ordinary course of business.

Negligible transactions:

On March 8, 2009, the board of directors of the Company determined, that in the absence of unique quality considerations that arise from the circumstances of the matter, an interested party transaction shall be considered negligible if the relevant criterion for the transaction (one or more) is less than 1%.

At every interested party transaction examined classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the recent annual consolidated financial statements of the Company: (a) Sales ratio –total sales covered by the interested party transaction divided by total annual sales; (b) Sales cost ration – cost of the interested party transaction divided by the total cost of annual sales; (c) Earnings ratio – the actual or projected profit or losses attributed to the interested party transaction divided by the average annual profit or loss in the last three years, calculated on the basis of the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the amount of assets covered by the interested party transaction divided by total assets; (e) Liabilities ratio – the liability covered by the interested party transaction divided by total liabilities; (f) Operating expenses ratio – the amount of expenses covered by the interested party transaction divided by the total annual operating expenses.

In cases in which the above criteria are not relevant, a transaction shall be considered negligible based on a more relevant criterion established by the Company, provided the criterion calculated for said transaction is less than 1%.

Classified and characterized transactions, as follows:

1.	Transactions for purchase of services from interested parties and related parties: communication services, tourism services, services of operating the Company’s logistic center, investment consulting services and other financial services.

2.	Transactions for the purchase and/or rent of goods from interested parties and related parties: trucks and hauling equipment, vehicles, insurance products.

3.	Transactions in connection with marketing campaigns, advertising and discounts with interested parties and related parties or related to the products of interested parties and related parties.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

b.	Transactions with interested parties (cont.)

4.	Transactions for rent buildings/structures and real-estate assets.

5.	Transactions with interested parties and related parties in connection with the purchase of gift coupons of interested parties and related parties

6.	Sale of paper products, office equipment and other products to companies in the IDB Group.

The negligibility of the transaction is examined on an annual basis for the purposes of this report, by adding all transactions of the same type that the Company made with the interested party and other corporations controlled thereby.

Below is a general description of transactions made with interested parties in the Company, while except for the transactions specified in sections b(1)(b) below, should be viewed as negligible transactions based on the tests specified above:

1)	Income (expenses)

	Year ended December 31,
	2008	2007
	NIS in thousands

Sales (1)	33,286	54,803
Financing expenses in respect of non-marketable bonds	1,584	2,128

Related parties:
Sales (1)	95,448	125,044
Cost of sales (2)	13,607	21,780
General & administrative expenses (3)	24,243	23,630

(1)	Sales

The Company deals with many companies from IDB group in the sale of paper products, office equipment and other products, in a very large number of transactions, each at a negligible amount. The transactions are made with numerous companies from the IDB Group. The prices are established through negotiations during the ordinary course of business.

a.	The Company sold during the year to interested parties from the IDB Group and Clal Industries packaging paper. Total transactions with interested parties in the years 2008 and 2007 amounted to NIS 33.3 million and NIS 54.8 million, respectively.

b.	The Company sold during the year to associated companies, which are related parties, packaging paper, office supplies and products and white paper waste. Total transactions with interested parties in the years 2008 and 2007 amounted to NIS 95.4 million and NIS 125.0 million, respectively.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

b.	Transactions with interested parties (cont.)

1)	Income (expenses)

(2)	Cost of sales

the year the Company performed a large number of transactions with suppliers that are interested parties and related parties from the IDB Group, Clal Industries and Discount Investments. The transactions included the acquisition of raw material, services and other items for the Group’s companies. The prices and credit terms are established with all the suppliers through negotiations and during the ordinary course of business.

–	The Company purchased during the year from associated companies, which are related parties, white paper and cleaning and toiletry products which are sold by the company. Total transactions with interested parties in the years 2008 and 2007 amounted to NIS 13.6 million and NIS 21.8 million, respectively.

(3)	Selling, marketing, general and administrative expenses

–	The Company has transactions with associated companies, which are related parties, of revenue from rental buildings and computerization services. Total transactions in the years 2008 and 2007 amounted to NIS 24.2 million and NIS 23.6 million, respectively.

The amounts of the aforementioned transactions relate to transactions that the Company makes during the ordinary course of business with interested parties (by virtue of being companies held by the company) at similar conditions and prices to those used by the Company for other customers and suppliers.

(4)	Benefits to key executives (including directors)

The senior managers in the Group are entitled, in addition to wages, to non-cash benefits (such as vehicles etc). The Group makes deposits in their name in a defined benefit plan after the completion of the transaction. Senior managers also participate in the stock option plan of the Company (see note 10 on Share-based Payments).

2)	Remuneration of key executives:

	For the year ended December 31
	2008	2007
	NIS in thousand

Short-term benefits	8,091	8,124
Benefits after the completion of the transaction	7	42
Other long-term benefits	843	1,014
Severance benefits	2,205	1,953
Share-based payment	2,047	-

	13,193	11,133

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18	–	INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

b.	Transactions with interested parties (cont.)

3)	Benefits to interested parties:

	2008	2007

Payroll to interested parties employed
by the Company - NIS in thousands *	2,503	2,643

Number of people to whom the benefits relate	1	1

Remuneration of directors who are not
employed by the Company -
NIS in thousands	793	601

Number of people to whom
the benefits relate	12	11

*	Because of the payroll of CEO.

4)	The company granted to an interested party employed by the Company (the CEO) during 2008, 40,250 options, as part of the 2008 plan for senior officers in the Group. During 2007, the CEO exercised 1,975 options under the 2001 plan for senior employees in the group (see note 10b(1)). As of December 31, 2007 all his options from 2001 plan were exercised.

b.	Related parties and interested parties balance:**

	As of December 31,
	2008	2007
	NIS in thousands

Accounts receivable - commercial operations*	18,942	20,710

Accounts payables and accruals	1,907	1,589

*	There were no significant changes in the balance during the year.

**	See note 13 in respect of associated companies balance

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19	–	SEGMENT INFORMATION:

a.	Activities of the Company and its subsidiaries:

1)	Manufacturing and marketing of packaging paper, including collection and recycling of paper waste. The manufacturing of paper relies mainly on paper waste as raw material.

2)	Marketing of office supplies and paper, mainly to institutions.
Most of the sales are on the local (Israeli) market and most of the assets are located in Israel.

b.	Business segment data:

	Paper and recycling		Marketing of office supplies		Adjustments to consolidation		T o t a l
	2007	2008	2007	2008	2007	2008	2007	2008
	N I S i n t h o u s a n d s

Sales - net(1)	543,058	465,265	131,114	118,997	(688)	(612)	673,484	583,650

Income from ordinary operations	32,118	70,405	3,233	704			35,351	71,109
Financial income							12,069	10,648
Financial expenses							27,112	32,817

Income before taxes on income							20,308	48,940
Taxes on income							3,663	18,261

Income from operations of the Company
and its subsidiaries							16,645	30,679
Share in profits of associated companies
- net							51,315	856

Net income							67,960	31,535

Segment assets (at end of year)	1,218,945	630,217	72,624	63,509			1,291,569	693,726
Unallocated corporate assets
(at end of year) (2)							752,525	626,189

Consolidated total assets
(at end of year)							2,044,094	1,319,915

Segment liabilities (at end of year)	159,762	79,116	35,258	29,293			195,020	108,409
Unallocated corporate liabilities
(at end of year)							1,091,445	541,535

Consolidated total liabilities
(at end of year)							1,286,465	649,944

Depreciation and amortization	51,946	33,911	1,445	1,598			53,391	35,509

Acquisition cost of long-term assets	304,533	80,431	1,694	1,653			306,227	82,084

(1)	Represents sales to external customers.

(2)	Including investments in associated companies.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20	–	SUBSEQUENT EVENTS

a.	On January 8, 2009 the board of directors of the Company, subsequent to an allocation approved in 2008, approved a plan pursuant to which up to 34,000 options, each exercisable into an ordinary share of the Company, would be granted to directors in an associated company out of a total of 35,250 options allocated to the trustee on May 11, 2008. As of the date of signing the report, 1,250 options have been allocated to the trustee.

The amount of estimated expense in respect of granting the options to the managers of an associated company is NIS 0.3 million.

b.	On January 15, 2009, the Company announced that as a producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company noted that in recent years it has faced importing of packaging paper at very low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. According to the Company’s announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results. On February 26, 2009, an associated company announced, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (hereinafter: “the Supervisor”) concerning import and dumping of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. According to the Company announcement, there is no certainty that its complaint would be accepted, and the Company is currently unable to estimate the impact of such acceptance on its business results.

c.	On February 26, 2009 an associated company decided to allocate preferred shares to the Company, which will grant the Company the right to receive a special dividend in accordance with board of directors resolutions of the associated company from time to time.

d.	On February 26, 2009, an associated company decided to distribute a special dividend to the Company in respect of preferred shares allocated thereto in the amount of NIS 32.77 million.

e.	On February 26, 2009 an associated company announced the distribution of a dividend in the amount of Dollar 10 million to its shareholders. As of the date of signing the financial statements a distribution date has not been determined.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

Pursuant to the instructions of IFRS1, which deals with the first-time adoption of IFRS, and considering the date in which the Company elected to adopt these standards for the first time, the financial statements which the Company must draw up in accordance with IFRS rules, are the consolidated financial statement as of December 31, 2008, and for the year ended on that date. The date of transition of the Company to reporting under IFRS, as it is defined in IFRS 1, is January 1, 2007 (hereinafter: “the transition date”), with an opening balance sheet as of January 1, 2007 (hereinafter: “Opening Balance”). The Company’s interim financial statements for 2008 will also be drawn up in accordance with IFRS, and shall include comparative figures for the year.

Under the opening balance sheet, the Company performed the following reconciliations:

–	Recognition of all assets and liabilities whose recognition is required by IFRS.
–	De-recognition of assets and liabilities if IFRS do not permit such recognition.
–	Classification of assets, liabilities and components of equity according to IFRS.
–	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and shall enter into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, and December 31, 2007, the consolidated statement of income and the shareholders’ equity for the year ended on December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS:

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		13,621	-	13,621
Trade receivables		168,050	(218)	167,832
Other current assets	F1	146,684	(10,065)	136,619
Inventories		62,109	-	62,109

Total Current Assets		390,464	(10,283)	380,181

Non-Current Assets
Fixed assets	F2	400,823	(34,880)	365,943
Investment in associated companies	F8	375,510	(1,962)	373,548
Deferred tax assets	F1	6,490	12,233	18,723
Lease receivables	F2	-	30,089	30,089
Other intangible assets		-	2,209	2,209
Employee benefit assets		-	631	631

Total Non-Current Assets		782,823	8,320	791,143

Total Assets		1,173,287	(1,963)	1,171,324

Current Liabilities
Credit from banks and others		203,003	-	203,003
Current maturities to long term notes
and long term notes		41,567	-	41,567
Trade payables		96,273	-	96,273
Other payables and accrued expenses	F4, F3	103,699	(37,452)	66,247
Financial liabilities at fair value through
Profit and loss	F4	-	1,612	1,612
Current tax liabilities	F7	-	19,824	19,824

Total Current Liabilities		444,542	(16,016)	428,526

Non-Current Liabilities
Loans from banks and others		33,515	-	33,515
Notes		190,005	-	190,005
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	F1	41,613	-	41,613
Employee benefit liabilities	F3	-	23,822	23,822

Total Non-Current Liabilities		297,903	22,262	320,165

Capital and reserves		430,842	(8,209)	422,633

		1,173,287	(1,963)	1,171,324

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		December 31, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		167,745	-	167,745
Trade receivables		178,771	(218)	178,553
Other current assets	F1	105,109	(10,694)	94,415
Inventories		69,607	-	69,607

Total Current Assets		521,232	(10,912)	510,320

Non-Current Assets
Property, plant and equipment	F2	445,566	(40,335)	405,231
Investment in associated companies	F8	346,186	217	346,403
Deferred tax assets	F1	6,083	14,539	20,622
Lease receivables	F2	-	34,900	34,900
Other assets		-	1,578	1,578
Employee benefit assets		-	861	861

Total Non-Current Assets		797,835	11,760	809,595

Total Assets		1,319,067	848	1,319,915

Current Liabilities
Credit from banks and others		143,015	-	143,015
Current maturities to long term notes
and term loans		42,775	-	42,775
Trade payables		108,409	-	108,409
Other payables and accrued expenses	F4, F3	87,235	(16,650)	70,585
Financial liabilities at fair value through
Profit and loss	F4	-	3,901	3,901
Current tax liabilities		-	908	908

Total Current Liabilities		381,434	(11,841)	369,593

Non-Current Liabilities
Loans from banks and others		28,127	-	28,127
Notes		158,134	-	158,134
Other non-current liabilities		32,770	(1,560)	31,210
Deferred tax liabilities	F1	40,515	-	40,515
Employee benefit liabilities	F3	-	22,365	22,365

Total Non-Current Liabilities		259,546	20,805	280,351

Capital and reserves		678,087	(8,116)	669,971

		1,319,067	848	1,319,915

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Year ended December 31, 2007
	Note	Israeli GAAP	Effect of Transition to IFRS	IFRS
		NIS in thousands

Revenue		583,650	-	583,650
Cost of sales		440,854	(115)	440,739

Gross profit		142,796	115	142,911

Selling expenses		31,367	(23)	31,344
General and administrative expenses		36,060	(69)	35,991
Other expenses	F6	2,178	2,289	4,467

Operating profit		73,191	(2,082)	71,109

Finance income	F5	10,648	-	10,648
Finance expenses	F5	30,206	2,611	32,817

Finance expenses, net		19,558	2,611	22,169

Profit after financial expenses		53,633	(4,693)	48,940

Share of profit (loss) of associated companies-net	F8	(2,884)	3,740	856

Profit before tax		50,749	(953)	49,796
Taxes on income		19,307	(1,046)	18,261

Profit for the year		31,442	93	31,535

	Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands
	(Audited)

Earnings per share:

Primary	7.61	0.02	7.63

Fully diluted	7.60	0.02	7.62

Number of share used to compute the primary earnings per share	4,132,728	4,132,728	4,132,728

Number of shares used to compute the fully diluted earnings per share	4,139,533	4,139,533	4,139,533

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options of employee options)	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of January 1, 2007

Israeli GAAP	125,257	90,060	2,414	(8,341)	221,452	430,842

Adjustments of investment in associated companies
by the equity method	-	-	-	-	377	377
Classification of adjustments deriving from translations
of financial statements of foreign operations	-	-	-	8,341	(8,341)	-
Employee benefits net of tax effects	-	-	-	-	(4,172)	(4,172)
Amortization of pre-paid expenses in respect of lease of land	-	-	-	-	(1,868)	(1,868)
Financial expenses on capital note from affiliated
Company	-	-	-	-	(779)	(779)
Put option on affiliated Company	-	-	-	-	(1,612)	(1,612)
Effect of classifying a doubtful debt provision as specific
after being classified as general	-	-	-		(155)	(155)

Under IFRS rules	125,257	90,060	2,414	-	204,902	422,633

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (cont.)

	Share Capital	Premium on shares	Capital surplus Share-based payment (in respect of options to employees)	Hedging reserves	Capital surplus from translation differences	Retained Earnings	Total
	NIS thousands

As of December 31, 2007
Israeli GAAP	125,267	301,695	3,397	-	(5,166)	252,894	678,087

Adjustments of investment in associated
companies by the equity method	-	-	-	-	-	3,338	3,338
Classification of adjustments deriving from
translations of financial statements of
foreign operations	-	-	-	-	8,341	(8,341)	-
Cash flow hedges	-	-	-	(635)	635	-	-
Amortization of pre-paid expenses in respect
of lease of land	-	-	-	-	-	(1,508)	(1,508)
Benefits to employees net of tax effects	-	-	-	-	-	(4,326)	(4,326)
Put option on affiliated Company	-	-	-	-	-	(3,901)	(3,901)
Financial expenses on capital note from
affiliated Company	-	-	-	-	-	(1,560)	(1,560)
Effect of classifying a doubtful debt provision
as specific after being classified as general	-	-	-	-	-	(159)	(159)

Under IFRS rules	125,267	301,695	3,397	(635)	3,810	236,437	669,971

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Material adjustments to the consolidated statements of cash flows

(1)	Classification of interest income

In accordance with Generally Accepted Accounting Principles in Israel, interest income and dividend received, were presented under cash flows from operating activity.

Pursuant to international standards, dividends and interest income are classified as cash flows that derive from investment activity or operating activity.

Consequently, for the year ended on December 31, 2007, interest income in the amount of NIS 1,716 thousands was reclassified from operating activity to investment activity.

(2)	Classification of interest payments

In accordance with Generally Accepted Accounting Principles in Israel, interest payments, were presented under cash flows used in operating activity and financing activity, respectively.

Pursuant to international standards, interest payments are classified as cash flows used in financing activity.

Consequently, for the year ended on December 31, 2007, interest payments in the amount of NIS 24,994 thousands were reclassified from operating activity to financing activity.

(3)	Translation differences on foreign currency cash balances

In accordance with Generally Accepted Accounting Principles in Israel, the effect of changes in exchange rates on cash and cash equivalents that are held or repayable in foreign currency are presented as cash flows used in or derived from operating activity, and the effect of changes in exchange rates on cash balances in autonomous investee companies are presented in a separate item in the statement of cash flows.

Pursuant to international standards, the effect of changes in exchange rates on cash and cash equivalents held or repayable in foreign currency are presented in a separate line as a reconciliation between the opening balance of cash and cash equivalents and the closing balance of cash and cash equivalents.

Consequently, for the year ended on December 31, 2007, an amount of NIS 959 thousands was reclassified from operating activity to the item “effect of changes in exchange rates on cash balances held in foreign currency”.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 7,856 thousands and NIS 9,116 thousands which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, and December 31, 2007 respectively.

(2)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, Lease, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Hadera and in Naharia which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

The company has lease rights in land from the Tel Aviv Municipality conforming to the definition of investment real estate, that have been classified as operating leases and not as investment real estate pursuant to IAS 40.

As a result, as of January 1, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 30,023 thousands and the balance of fixed assets declined by the amount of approximately NIS 34,814 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,867 thousands, and, in part, against deferred taxes in the amount of approximately NIS 2,923 thousands.

As of December 31, 2007, the balance of prepaid expenses with respect to the operating lease grew by the amount of approximately NIS 34,900 thousands and the balance of fixed assets declined by the amount of approximately NIS 40,335 thousands. The change was recorded in part to retained earnings, the amount of approximately NIS 1,508 thousands, and, in part, against deferred taxes in the amount of approximately NIS 3,927 thousands.

The amortization of the lease fees is reflected in the increase of general and administrative expenses in the amount of approximately NIS 644 thousands for the year ended December 31, 2007 .In addition, tax expenses decreased in the amount of approximately NIS 1,004 thousands for the year ended December 31, 2007.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (cont.)

(3)	Employee Benefits

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

According to the international standards, a policy or executive insurance as above, which does not conform to the definition of plan assets as per IAS 19, will be presented separately in the balance sheet and not offset from the liabilities of the employer.

According to the policy adopted by the Company, actuarial profits are recorded to retained earnings but, due to lack of materiality, they have been recorded in full to operations.

As a result, as of January 1, 2007, an increase in the net liabilities for employees’benefit plans in the amount of NIS 5,563 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,391 thousands.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(3)	Employee Benefits (cont.)

As of December 31, 2007, an increase in the net liabilities for employees’ benefit plans in the amount of NIS 5,762 thousands was created, and in addition, an increase in the deferred tax asset was created in the amount of NIS 1,436 thousands.

Payroll expenses increased by the amount of approximately 199 thousands for the year ended December 31, 2007. In addition, tax expenses decreased by the amount of approximately 46 thousands for the year ended December 31, 2007.

Moreover, assets with regard to employee benefits were classified from other current liabilities to non current assets. The amount of approximately NIS 1,132 thousands, and NIS 1,179 thousands as of January 1, 2007 and December 31, 2007.

(4)	Put option for investee

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

Other expenses increased by the amount of approximately NIS 2,289 thousands for the year ended December 31, 2007.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 32,817 thousands and financing income in the amount of NIS 10,648 thousands were presented in the income statements for the year ended December 31, 2007.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Consequently, other expenses in the amounts of NIS 2,178 thousands were classified at the profit from ordinary operations in the income statements for the year ended December 31, 2007.

(7)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 19,824 thousands, and NIS 908 thousands which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007, and December 31, 2007 respectively.

(8)	Investment in Associated Companies

In the course of the second quarter, of 2007 Carmel, an associated company, made a repurchase of its own shares, held by some of its minority shareholders.As a result of this repurchase, the Company’s holdings in Carmel rose from 26.25% to reach 36.21%.This increase in the holding rate led to a negative cost surplus of NIS 4,923 thousands for the Company. According to Standard 20 (amended), this was allocated to non-monetary items and will be realized in accordance with the realization rate of these items.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(8)	Investment in Associated Companies (cont.)

The Company included a sum of NIS 2,439 thousands in earnings from associated companies for the year ended at December 31, 2007, as a result of the realization of these items. According to the directives of IAS 28 regarding the equity method of accounting, the balance of the negative cost surplus in the amount of NIS 4,923 thousands will be allocated to the Company’s share in earnings of associated companies, thereby increasing the Company’s earnings for the year ended on December 31, 2007 by a sum of NIS 2,484 thousands.The Investments in Associated Companies item in the balance sheet will also grow by the said sum.

(9)	Provision for doubtful debts

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

(10)	Capital note issued to an investee

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

In accordance with understandings reached between the company and the investee, that the capital note will not be repayable prior to January 1, 2009, the unamortized cost of the capital note in the financial statements of the company prepared according to the directives of the international standards will be considered as if it were repayable on such date.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Share-Based Payment

The provisions of IFRS 2, which deals with share-based payments, have not been retroactively implemented with respect to equity instruments granted before November 7, 2002 and which have vested prior to the transition date.

(2)	Translation Differences

The Company chose not to retroactively implement the provisions of IAS 21 regarding translation differences accumulated as of January 1, 2007, with respect to overseas operations. Consequently, the opening balance sheet does not include cumulative translation differences in respect of overseas operations.

(3)	Deemed Cost For Items Of Fixed Assets

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

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22	–	RECLASSIFICAION

Comparative figures related to employee benefits sections as of December 31, 2008 and December 31, 2007 as reported on March 11, 2009, were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities.

NOTE 23	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY

a.	Accounting policy for separate financial statements of the Company

The accounting policy applied in the separate financial statements of the Company is identical to that specified in Note 2 of the consolidated financial statements, except as stated below:

(1)	The Company elected for an early adoption of the amendment to IFRS 1 (hereinafter – “IFRS 1”) which permits an entity, for presentation in the separate financial statements, to measure the company’s investments in subsidiaries and in associated companies at deemed cost as of January 1, 2007. Pursuant to the amendment, a deemed cost is determined as the carrying amount of these investments, which are accounted for using the equity method, as of January 1, 2007, under which these investments were presented in accordance with Israeli GAAP.

Investments in investee companies which are presented under the equity method as deemed cost* :

As of January 1 2007
NIS in thousands

Associated companies	371,420
Subsidiaries	484,059

855,479

*	include loans and capital notes given to associated companies and subsidiaries in amount of NIS 104,399 thousands as of January 1, 2007.

(2)	SHARE-BASED PAYMENTS TO EMPLOYEES OF INVESTEE COMPANIES

The fair value of share-based payments that are settled in the equity instruments of the Company, which were granted to employees of investee companies, is recognized as the remaining outstanding debt of the investee company, throughout the vesting period of share-based payment arrangements. This amount is decreased by the amount of payments transferred by the investee company to the Company in respect of these arrangements.

(3)	DIVIDENDS FROM INVESTEE COMPANIES

Income from dividends declared by investee companies are recognized on the date the Company’s entitlement to these dividends is created.

(4)	LOANS TO INVESTEE COMPANIES

Loans granted by the Company to investee companies, without a defined repayment date, are presented as current or non-current assets, as the case may be, based on the date in which the Company anticipates the repayment thereof.

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

b.	balance sheets

	December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Current Assets
Cash and cash equivalents	410	157,085
Designated deposits	249,599	-
Trade receivables	11,410	33,274
Affiliated companies, net	187,976	6,648

Total Current Assets	449,395	197,007

Non-Current Assets
Investment and loans to associated companies	295,870	341,561
Investments and loans to subsidiaries	598,569	484,059
Fixed assets	92,528	87,550
Prepaid leasing expenses	35,613	34,117
Deferred tax assets	14,318	6,065

Total Non-Current Assets	1,036,898	953,352

Total Assets	1,486,293	1,150,359

Current Liabilities
Credit from banks	42,668	143,480
Current maturities of long-term notes and long term loans	51,702	42,775
Trade payables	4,859	5,186
Other payables and accrued expenses	66,541	51,152
Other financial liabilities	32,770	-
Financial liabilities at fair value through profit and loss	13,904	3,901
		-

Total Current Liabilities	212,444	246,494

Non-Current Liabilities
Loans from banks and others	45,309	28,127
Notes	554,124	158,134
Other financial liabilities	-	31,210
Employee benefit liabilities	7,537	7,270

Total Non-Current Liabilities	606,970	224,741

Capital and reserves	666,879	679,124

	1,486,293	1,150,359

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

c.	Income statements

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Income
Finance income	11,406	3,353
Income from investments	-	70,000
Participation in expenses - net	(8,352)	2,461

	3,054	75,814

Cost and expenses

Other expenses	(10,000)	(2,316)
Finance expenses	(22,959)	(35,326)

	(32,959)	(37,642)

Profit (loss) before taxes on income	(29,905)	38,172

Tax income on the income	(13,548)	(1,876)

Net profit (loss) for the year	(16,357)	40,048

d.	Statement of recognized income and expenses

	Year ended December 31,
	2 0 0 8	2 0 0 7

Actuarial loss in respect of a defined benefit plan, net	(131)	-

Total expenses recognized directly in capital and reserves	(131)	-

Profit (loss) taken from income statement	(16,357)	40,048

Total income and expenses recognized on the year	(16,488)	40,048

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

e.	cash flow statements

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - operating activities
Profit (loss) for the year	(16,357)	40,048
Tax income recognized in profit and loss	(13,548)	(1,876)
Financial expenses recognized in profit and loss	11,553	31,973
Capital loss on sell of Fixed assets	-	62
Capital loss on sale of investment in associated company	-	28
Depreciation and amortization	4,791	4,234
Share based payments expenses	2,755	-

	(10,806)	74,469

Changes in assets and liabilities:
Increase in trade and other receivables	(113,872)	(41,498)
Increase (decrease) in trade and other payables	(5,918)	401
Increase in financial liabilities at fair value through
profit and loss	10,003	2,289
Increase (decrease) in employee benefits and provisions	398	(2,904)

Cash used in operating activities	(109,389)	(41,712)

Tax Payments, net	3,685	(11,600)

Net cash generated by (used in) operating activities	(116,510)	21,157

HADERA PAPER LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23	–	SUMMARY DATA FROM SEPARATE FINANCIAL STATEMENTS OF THE COMPANY (cont.)

e.	cash flow statements (cont.)

	Year ended December 31
	2 0 0 8	2 0 0 7
	NIS in thousands

Cash flows - investing activities
Acquisition of fixed assets	(7,834)	(11,568)
Acquisition of subsidiaries	(74,942)	-
Proceeds from fixed assets	-	30,547
Investment in designated deposits, net	(255,244)	-
Interest received	5,193	1,716
Prepaid leasing expenses	(2,651)	(2,596)
Collection of loans of associated companies	3,085	2,429
Proceeds from sale of investment of associated companies	-	27,277

Net cash generated (used in) investing activities	(332,393)	47,805

Cash flows - financing activities
Proceeds from private share allocating	-	211,645
Proceeds from issuing notes	424,617	-
Short-term bank credit - net	(100,812)	(57,684)
Borrowings received from banks	35,000	-
Repayment of borrowings from banks	(10,634)	(5,213)
Interest Paid	(16,718)	(24,993)
Redemption of notes	(38,904)	(37,167)

Net cash generated by financing activities	292,549	86,588

Increase (Decrease) in cash and cash equivalents	(156,354)	155,550
Cash and cash equivalents - beginning of period	157,085	576
Net foreign exchange difference	(321)	959

Cash and cash equivalents - end of period	410	157,085

Enclosed please find the financial reports of the following associated companies:

–	Mondi Hadera Paper Ltd.

–	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101, Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

MONDI HADERA PAPER LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

MONDI HADERA PAPER LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

Brightman Almagor Zohar Haifa office 5 Ma'aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Hadera Paper Ltd.

We have audited the accompanying consolidated balance sheets of Mondi Hadera Paper Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and her subsidiaries as of December 31, 2008 and 2007, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the two years in the period ended December 31, 2008, in conformity with international financial reporting standards as issued by the international accounting standards board (IASB) and in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 9, 2009

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(NIS in thousands)

		December 31,
	Note	2008	2007

Assets
Current assets
Cash and cash equivalents	4	13,315		323
Financial assets carried at fair value through profit or loss		2,382		-
Trade receivables	5	168,911		190,935
Other receivables	6	1,379		2,395
Inventories	7	140,002		143,366

Total current assets		325,989		337,019

Non-current assets
Property, plant and equipment	10	154,441		156,493
Goodwill	8A	3,177		3,177
Long term trade receivables		355		440

Total non-current assets		157,973		160,110

Total assets		483,962		497,129

Equity and liabilities
Current liabilities
Short-term bank credit	14	105,388		101,760
Current maturities of long-term bank loans	14	15,768		14,387
Capital notes to shareholders	11	-		5,514
Trade payables	12	97,293		118,912
Hadera Paper Ltd. Group, net		69,614		71,109
Other financial liabilities	15	5,512		-
Current tax liabilities		107		169
Other payables and accrued expenses	13	13,529	(*)	14,786
Accrued severance pay, net	16	214	(*)	46

Total current liabilities		307,425		326,683

Non-current liabilities
Long-term bank loans	14	23,484		38,035
Deferred taxes	24	24,274		18,677
Employees Benefits	16	6,221	(*)	6,453

Total non-current liabilities		53,979		63,165

Commitments and contingent liabilities	17
Shareholders' equity	18
Share capital		1		1
Premium		43,352		43,352
Capital reserves		(3,150)		929
Retained earnings		82,355		62,999

		122,558		107,281

Total equity and liabilities		483,962		497,129

(*)	Reclassified.

————————————————— D. Muhlgay Financial Director	————————————————— A. Solel General Manager	————————————————— R. Starkov Chairman of the Supervisory Board

Approval date of the financial statements: February 9, 2009.

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

		Year ended December 31,
	Note	2008	2007

Revenue	19	732,347	770,032
Cost of sales	20	649,640	688,000

Gross profit		82,707	82,032

Operating costs and expenses
Selling expenses	21	38,293	37,889
General and administrative expenses	22	9,740	10,532
Other (income) expenses		584	(313)

		48,617	48,108

Operating profit		34,090	33,924

Finance income		(5,889)	(5,783)
Finance costs		13,496	14,197

Finance costs, net	23	7,607	8,414

Profit before tax		26,483	25,510

Income tax charge	24	7,127	7,220

Profit for the period		19,356	18,290

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2007	1	43,352	929	44,709	88,991

Changes during 2007:

Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

Changes during 2008:

loss on cash flow hedges ,net	-	-	(4,079)	-	(4,079)

Profit for the year	-	-	-	19,356	19,356

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7

Cash flows - operating activities
Profit for the year	19,356	18,290
Adjustments to reconcile net profit to net
cash used in operating activities (Appendix A)	28,792	190

Net cash from operating activities	48,148	18,480

Cash flows - investing activities
Acquisition of property plant and equipment	(10,608)	(8,458)
Proceeds from sale of property plant and Equipment	288	376
Interest received	415	393

Net cash used in investing activities	(9,905)	(7,689)

Cash flows - financing activities
Short-term bank credit, net	3,628	5,020
Repayment of long-term bank loans	(14,024)	(15,927)
Proceeds of long-term bank loans	-	18,000
Repayment of capital
notes to shareholders	(5,700)	(5,676)
Interest paid	(10,852)	(11,749)

Net cash used in financing activities	(26,948)	(10,332)

Increase in cash and cash equivalents	11,295	459
Cash and cash equivalents at the
beginning of the financial period	323	15
Net foreign exchange difference on cash and cash equivalents	1,697	(151)

Cash and cash equivalents of the
end of the financial period	13,315	323

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7

A. Adjustments to reconcile net profit to net cash provided by (used in)
operating activities

Finance expenses recognized in profit and loss	7,607	8,414
Taxes on income recognized in profit and loss	7,127	7,220
Depreciation and amortization	11,649	10,701
Capital loss (gain) on disposal of property
plant and equipment	584	(313)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	21,652	(18,761)
Decrease (Increase) in inventories	2,551	(34,250)
Increase (Decrease) in trade and other payables, and accrued expenses	(20,776)	18,998
Increase (Decrease) in Hadera Paper Ltd. Group, net	(1,495)	8,302

	28,899	311
Income tax paid	(107)	(121)

	28,792	190

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holding BV (NL) (the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

The financial statements are prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

B.	Definitions:

The Company	-	Mondi Hadera Paper Ltd.

The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 8.

Subsidiaries	-	companies in which the Company exercises control (as defined by IAS 27), and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities law and Regulations, 1968.

Controlling Shareholder	-	as defined in the Israeli Securities law and Regulations, 1968.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS)

(1)	Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

(2)	First time IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

In compliance with the mentioned above, the financial statements, as of December 31, 2008 and for the year then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB).

In these financial statements the Company applied IFRS 1 “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards commenced January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the financial statements. The Company implemented the IFRS standards which have been published as of the preparation date of the Financial Statements and expected to be effective as of December 31, 2008. While applying the said transition instructions the Company chose to apply two reliefs allowed under IFRS 1. See note 29.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the financial statements in accordance to the IFRS standards. See note 29 for the relevant material adjustments between the Israeli GAAP and the IFRS.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

■	Assets and liabilities measured by fair value: financial assets measured by fair value recorded directly as profit or loss.

■	Non-current assets are measured at the lower of their previous carrying amount and fair value less costs of sale.

■	Inventories are stated at the lower of cost and net realizable value.

■	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

■	Liabilities to employees as described in note 16.

C.	Foreign currencies

The individual financial statements of each group entity are presented in New Israeli Shekel the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements, are also presented in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. (Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they accrue.

D.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

D.	Basis of consolidation (cont.)

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

E.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

As of 31.12.08 no impairment is recognised.

F.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold improvements is computed over the shorter of the term of the lease, including any option period, where the Company intends to exercise such option, or their useful life.

The annual depreciation and amortization rates are:	%

Leasehold improvements	10
Machinery and equipment	5-20	(mainly 5%)
Motor vehicles	20
Office furniture and equipment	6-33

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Property, plant and equipment (cont.)

Scrap value, depreciation method and the assets useful lives are being reviewed by management at the end of every financial year. Changes are handled as a change of estimation and are applied from here on.

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

G.	Impairment of tangible and intangible assets excluding goodwill

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net realizable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:
Finished products	-	Based on moving-average basis.
Raw, auxiliary materials and other	-	Based on moving-average basis.

I.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

J.	Financial assets

(1)	General

Investments are recognized and derecognized on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into the following specified categories:

—	Financial assets `at fair value through profit or loss' (FVTPL)
—	Loans and receivables

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (cont.)

(2)	Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

—	it has been acquired principally for the purpose of selling in the near future; or
—	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
—	it is a derivative that is not designated and effective as a hedging instrument.

Financial assets at FVTPL are stated at fair value, with any resultant gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset.

(3)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(4)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, an objective evidence of impairment could include:

—	significant financial difficulty of the issuer or counterparty; or

—	default or delinquency in interest or principal payments; or

—	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(4)	Impairment of financial assets (Cont.)

In a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

K.	Borrowings

Borrowings are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Derivative financial instruments

(1)	General

The Group entered into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk and commodity price risk.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of commodity price risk (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

(2)	Hedge accounting

The Group designates certain hedging instruments, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in cash flows of the hedged item.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Derivative financial instruments (cont.)

(2)	Hedge accounting (cont.)

The effective part of the changes in the value of financial instruments designed for cash flow hedging is immediately recognized in shareholders’ equity and the non-effective part is immediately recognized in the statement of income.

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized or when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders’ equity are carried to the income statement while hedged projected transactions are recorded in the income statement.

M.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
—	The amount of revenue can be measured reliably;
—	It is probable that the economic benefits associated with the transaction will flow to the entity; and
—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

N.	Leasing

Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits (cont.)

(2)	Other long term employee benefits (Cont.)

Other employee benefits of the company include liabilities for vacation pay. These liabilities are recorded to statement of operations in accordance with the projected unit credit method, through the use of actuarial estimates which are performed at each balance sheet date. The present value of the company’s obligation for vacation pay was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for vacation will be paid and having redemption dates nearly identical to the forecasted payment dates of the vacation pay.

Gains and losses are recorded to the statement of operations at the time that they are created. Past service cost is immediately recognized in the financial statements of the company.

(3)	Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the company’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

Q.	Exchange Rates and Linkage Basis

Following are the change in the representative exchange rates of the Euro and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

As of:
December 31, 2008	5.2973	3.802	110.55
December 31, 2007	5.6592	3.846	106.40

	%	%	%

Increase (decrease) during the:
Year ended December 31, 2008	(6.4)	(1.14)	3.9
Year ended December 31, 2007	1.71	(8.97)	3.39

R.	Reclassification

Comparative figures relating to the year 2007 were reclassified in these financial statements as follows: NIS 46 thousand were reclassified from accrued severance pay, net in non current liabilities balance to current liabilities and NIS 6,453 thousand were reclassified from employees benefits in current liabilities to employees benefits in non current liabilities.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements.

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

The adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009. Pursuant to the provisions of the standard the Group published a report on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders’ equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders. The first-time implementation of the standard does not have any impact on the reported results of operation and the financial situation of the Group.

At this stage, the management of the Group is examining the influence of this standard on the Company’s financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1, Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 "First Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3	–	SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

In the application of the Group’s accounting policies, which are described in Note 2, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

B.	Significant judgments in applying accounting policies

The following are the significant judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

—	Useful lives of property, plant and equipment – As described at 2F above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

—	Impairment of goodwill – Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.

—	Deferred taxes- the company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

—	Measurement of obligation for employee benefits.

NOTE 4	–	CASH AND CASH EQUIVALANTS

	As of December 31,
	2 0 0 8	2 0 0 7

Cash in bank - NIS	221	81
Cash in bank - foreign currency	13,094	242

	13,315	323

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5	–	TRADE RECEIVABLES

	As of December 31,
	2 0 0 8	2 0 0 7

Domestic
Open accounts	136,510	132,061
Checks receivable	23,260	34,882

	159,770	166,943

Foreign
Open accounts	13,301	26,984

	173,071	193,927
Less - allowance for doubtful accounts	(4,160)	(2,992)

	168,911	190,935

The average credit period on sales of goods is 93 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group asses the potential customer’s credit quality and defines credit limits by customer.

Of the trade receivables balance at the end of the year, NIS 17.1 million (2007: NIS 13.8 million) is due from Company A, the Group’s largest customer and NIS 9.5 million (2007: NIS 10.7 million) from Company B. There are no other customers who represent more than 5% of the total balance of trade receivables.

Included in the Group’s trade receivable balance are debtors with a carrying amount of NIS 4.6 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

Aging of past due but not impaired

31/12/08

60-90 days	3,831
90-120 days	859

Total	4,690

Included within the Group’s aggregated trade receivables balances are debtor balances with customers totaling NIS 0.892 million (2007: NIS 1.8 million) where contractual terms have been renegotiated to extend the credit period offered. The Group believes that these balances are fully recoverable and therefore no impairment loss has been recognized.

Movement in the allowance for doubtful debts

	Year ended December 31,
	2 0 0 8	2 0 0 7

Balance at beginning of the year	2,992	2,854
Impairment losses recognized on receivables	1,334	156
Amounts written off as uncollectable	(166)	(18)

Balance at end of the year	4,160	2,992

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6	–	OTHER RECEIVABLES

	As of December 31,
	2 0 0 8	2 0 0 7

Prepaid expenses	117	-
Advances to suppliers	512	1,142
Others	750	1,253

	1,379	2,395

NOTE 7	–	INVENTORIES

	As of December 31,
	2 0 0 8	2 0 0 7

Raw and auxiliary materials	42,241	49,638
Finished products and goods in process	97,761	93,728

	140,002	143,366

Includes products in transit	22,187	9,722

The inventories are presented net of impairment provision	1,158	1,310

NOTE 8	–	INVESTMENTS IN SUBSIDIARIES

		As of December 31,
		2 0 0 8	2 0 0 7

A.	Goodwill, Net	3,177	3,177

Impairment tests for goodwill are discussed in note 2E.

B.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2008, include the financial statements of the following Subsidiaries:

Ownership and control As of December 31, 2 0 0 8
%

Mondi Hadera Paper Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9	–	FINANCIAL ASSETS

The carrying amounts of the group’s financial assets are presented as follows:

	As of December 31,
	2 0 0 8	2 0 0 7

Trade and other receivables	170,645	193,770
Cash and cash equivalents	13,315	323
Derivative assets (1)	2,382	-

	186,342	194,093

Notes:

1.	Derivative financial instruments are held at fair value.

Appropriate valuation methodologies are employed to measure the fair value of derivative instruments.

NOTE 10	–	PROPERTY PLANT AND EQUIPMENT

	Leasehold improvements	Machinery and equipment		Motor vehicles		Office Furniture, Computers and equipment	Total

Consolidated

Cost:
Balance - January 1, 2007	3,724	(*)	201,912	(*)	5,159	3,375	214,170
Changes during 2007
Additions	71		6,118		780	-	6,969
Dispositions	-		(236)		(754)	-	(990)

Balance - December 31, 2007	3,795		207,794		5,185	3,375	220,149

Changes during 2008:
Additions	-		8,935		250	470	9,655
Dispositions	-		(1,959)		-	-	(1,959)
Increase spare parts stock	-		813		-	-	813

Balance - December 31, 2008	3,795		215,583		5,435	3,845	228,658

Accumulated depreciation:
Balance - January 1, 2007	2,593	(*)	47,285	(*)	1,712	2,292	53,882
Changes during 2007:
Additions	394		9,509		436	362	10,701
Dispositions	-		(220)		(707)	-	(927)

Balance - December 31, 2007	2,987		56,574		1,441	2,654	63,656

Changes during 2008:
Additions	355		9,985		763	546	11,649
Dispositions			(1,088)				(1,088)

Balance - December 31, 2008	3,342		65,471		2,204	3,200	74,217

Net book value:
December 31, 2008	453		150,112		3,231	645	154,441

December 31, 2007	808		151,220		3,744	721	156,493

(*)	Reclassified.

Total acquisition of property plant and equipment on credit: NIS 953 thousands (2007: NIS 1,489 thousands).

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11	–	CAPITAL NOTES TO SHAREHOLDERS

The capital notes to shareholders are linked to the dollar and bear no interest. According to the terms of the capital notes, the Company has the ultimate discretion upon the dates of repayment of the capital notes.

As of December 31, 2007 the total capital notes amount is NIS 5,514 thousand. During 2008 the Company repaid the capital note to share holders.

NOTE 12	–	TRADE PAYABLES

	As of December 31,
	2 0 0 8	2 0 0 7

In Israeli currency	27,466	30,489
In foreign currency or linked thereto (1)	69,827	88,423

	97,293	118,912

	As of December 31,
	2 0 0 8	2 0 0 7

(1)
USD	52,685	73,876
EUR	17,142	14,547

	69,827	88,423

(*)	Average days of credit for trade payables are 103 days.

NOTE 13	–	OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 8	2 0 0 7

Accrued payroll and related expenses	9,097	(*)	9,321
Value Added Tax	640		777
Advances from customers	1,284		941
Neusiedler Holding - Accrual for license fee	-		34
Interest payable	502		1,493
Other	2,006		2,220

	13,529		14,786

(*)	Reclassified

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 14	–	BORROWINGS

		Interest rate	As of December 31,
		% (*)	2 0 0 8	2 0 0 7

A.	Secured
	In NIS - Short term Bank loans		105,388	101,760
	In NIS - not linked	5%-6%	26,568	32,000
	In NIS indexed to the CPI	5%-6.55%	12,684	20,422

			144,640	154,182

(*)	Average interest rate as of December 31, 2008.

		As of December 31,
		2 0 0 8

B.	Maturities of long term loans
	First year - 2009	15,768
	Second year - 2010	10,465
	Third year - 2011	3,662
	Fourth year - 2012	2,563
	Fifth year - 2013	6,794

		39,252

C.	According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2008, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 25.3%.

D.	As to a “negative pledge agreement” signed by the Company, see Note 17B.

E.	The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 315,300 thousand. As of the balance sheet date, the Group utilized NIS 144,551 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 15	–	OTHER FINANCIAL LIABILITIES

	As of December 31,
	2 0 0 8	2 0 0 7

Derivatives that are designated and effective as hedging
instruments carried at fair value

Commodity forward contracts	5,512	-

See also note 25.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	–	EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 0 8	2 0 0 7

Post Employment Benefits:
Benefits to retirees	1,058	1,399

Other long term employee benefits:
Liability for vacation pay	5,163	5,054

Short term employee benefits:
Accrued payroll and related expenses	9,097	9,321
Accrued severance pay	214	46

	15,532	15,820

B.	Defined contribution plan

Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

The total expense recognized in the income statement of NIS 3,995 thousand represents contributions to these plans by the group.

C.	Defined benefit plans

The groups defined benefit plans include benefits to retirees – holiday gifts and paper distribution.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	5.9%	3.62%
Expected rate of inflation	2.1%	1.9%
Expected rate of leaving	3%-11%	5%

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	–	EMPLOYEE BENEFITS (Cont.)

C.	Defined benefit plans (cont.)

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2008	2007

Current service cost	17	74
Interest on obligations	66	66
Actuarial gains recognized in the year	(382)	-
Benefit paid during the year	(42)	(38)

	(341)	102

The amount included in the balance sheet arising from the entity’s obligation in respect of its defined benefit plans is as follows:

	As of December 31,
	2008	2007

Present value of funded defined benefit obligation	1,058	1,399

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2008	2007

Opening defined benefit obligation	1,399	1,297
Current service cost	17	74
Interest cost	66	66
Actuarial gains	(382)	-
Benefits paid	(42)	(38)

Closing defined benefit obligation	1,058	1,399

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16	–	EMPLOYEE BENEFITS (Cont.)

D.	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	5.9%	3.62%
Expected rate of inflation	2.1%	1.9%
Expected rate of leaving	3%-11%	5%
Expected rate of salary increase	4.25%	2.31%

Amounts recognized in profit or loss in respect of these other long term employee benefit are as follows:

	Year ended December 31,
	2008	2007

Interest on obligations	296	274
Losses/(gains) recognized in the year	(14)	195
Benefit paid during the year	(173)	(87)

	109	382

The amount included in the balance sheet arising from the entity’s obligation in respect of other long term employee benefits is as follows:

	As of December 31,
	2008	2007

Present value of funded defined benefit obligation	5,163	5,054

Movements in the present value of other long term obligations in the current period were as follows:

	As of December 31,
	2008	2007

Opening defined benefit obligation	5,054	4,672
Interest cost	296	274
Losses / (gains)	(14)	195
Benefits paid	(173)	(87)

Closing defined benefit obligation	5,163	5,054

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 17	–	COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

(1)	The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from Hadera Paper Group. At the balance sheet date, the group had outstanding commitments under non cancellable operating leases, which fall due as follows:

Consolidated

Within 1 Year	4,685
Between 1 to 2 Years	3,040
Between 2 to 5 Years	9,120

16,845

B.	Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2008 is NIS 144,640 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees

The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 18	–	SHAREHOLDERS’ EQUITY

A.	As of December 31, 2008 and 2007, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized – 38,000 shares; issued and paid up – 1,000 shares.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

C.	Capital Reserves

1.	Capital reserves in respect of cash flow hedging

Balance - January 1, 2008	-
Effective part of changes in value	(5,512)
Deferred taxes	1,433

Balance - December 31, 2008	(4,079)

2.	Capital reserves in respect of presentation of shareholders’ capital note at fair value

Balance - January 1, 2007	929
Change during the year	-

Balance - December 31, 2007	929
Changes during the year	-

Balance - December 31, 2008	929

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 19	–	REVENUE

	Year ended December 31,
	2 0 0 8	2 0 0 7

Industrial operations	569,772	580,202
Commercial operations	162,575	189,830

	732,347	770,032

NOTE 20	–	COST OF SALES

	Year ended December 31,
	2 0 0 8	2 0 0 7

Purchases (*)	141,478	175,507
Materials consumed	373,131	383,002
Salaries and related expenses	42,760	40,756
Subcontracting	4,494	5,260
Energy costs	49,240	57,700
Depreciation	11,487	10,432
Other manufacturing costs
and expenses (including rent)	34,796	28,133

	657,386	700,790
Change in finished goods,
goods in process, and
products in transit (**)	(7,746)	(12,790)

	649,640	688,000

(*)	The purchases of the Group are related principally to commercial operations.

(**)	Change in raw and auxiliary materials are included in materials consumed.

NOTE 21	–	SELLING EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7

Salaries and related expenses	19,780		19,340
Packaging and shipping to customers	6,512	(*)	6,065
Maintenance and rent	8,408		8,438
Vehicles	1,855	(*)	1,953
Advertising	126		450
License fees to a shareholder	-		26
Depreciation	124		212
Others	1,488	(*)	1,405

	38,293		37,889

(*)	Reclassified.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 22	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7

Salaries and related expenses	4,025		4,221
Office maintenance	147		174
Professional and management fees	1,413		1,998
Depreciation	57		57
Bad and doubtful debts	1,336	(*)	156
Other	2,762	(*)	3,926

	9,740		10,532

(*)	Reclassified.

NOTE 23	–	FINANCE COSTS

		Year ended December 31,
		2 0 0 8	2 0 0 7

A.	Financing income:
	Interest income	415	393
	Foreign currency gains (see note C)	5,474	5,390

	Total financing income	5,889	5,783

B.	Financing costs:
	Interest expenses
	Interest on bank loans	13,134	13,857
	Interest on defined benefit arrangements (see note 16)	362	340

	Total interest expenses	13,496	14,197

	Total financing costs	13,496	14,197

	Net finance cost	7,607	8,414

C.	Foreign Exchange
	The amounts credited to the consolidated income
	statement are presented below:
	Included in net financing costs
	Foreign currency gains	3,092	5,390
	Fair value gains on forward foreign exchange
	contracts (see note 25)	2,382	-

	Net foreign currency gains	5,474	5,390

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	–	INCOME TAXES

A.	The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Year ended December 31,
	2 0 0 8	2 0 0 7

Current taxes	97	140
Taxes in respect of prior years	-	74
Deferred taxes (D. below)	7,030	7,006

	7,127	7,220

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 0 8	2 0 0 7

Income before income taxes	26,483	25,510

Statutory tax rate	27%	29%
Tax computed by statutory tax rate	7,150	7,398

Tax increments (savings) due to:
Non-deductible expenses	75	-
Loss on disposal not recognized as deferred tax asset	158	-
Differences arising from basis of measurement	(256)	(252)
Prior years income taxes	-	74

	7,127	7,220

D.	Deferred Taxes

	Year ended December 31,
	2 0 0 8	2 0 0 7

Balance as of beginning of year	(18,677)	(11,671)
Charged to the consolidated income statements	(7,030)	(7,006)
Charged directly to equity	1,433	-

Balance as of end of year	(24,274)	(18,677)

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24	–	INCOME TAXES (Cont.)

D.	Deferred Taxes (cont.)

	As of December 31,
	2 0 0 8	2 0 0 7

Deferred taxes arise from the following:

Allowance for doubtful accounts	744	570
Vacation and recreation pay	1,586	1,743
Carry forward tax losses	2,533	8,933
Depreciable fixed assets	(30,624)	(29,934)
Accrued severance pay, net	54	11
Cash flow hedges	1,433	-

	(24,274)	(18,677)

For 2008 – Deferred taxes were computed at rates between 26%-25%, primarily – 25%.

Deferred taxes are recognized in respect of all carry forward losses of the Company, except from loss on disposal of property, plant and equipment amounted to NIS 584 thousands as of December 31, 2008.

Deferred taxes are not recognized in respect of all losses of subsidiaries amounted to NIS 623 thousands as of December 31, 2008.

E.	Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established..

F.	Carry forward tax losses of the Group and the Company are NIS 33,752 thousand as of December 31, 2007 and NIS 9,743 thousand as of December 31, 2008, respectively.

G.	The Company and its Subsidiaries have tax assessments that are final through the 2002 tax year.

H.	On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) – 2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention is to prevent distortions in tax calculations.

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

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2008	2007

Financial assets
Derivative instruments	2,382	-
Loans and receivables
(including cash and cash equivalents)	183,960	194,093

Financial liabilities
Derivative instruments in designated hedge
accounting relationships	5,512	-
Amortized cost	325,397	364,718

C.	Credit risk

The Group’s cash and cash equivalents as of December 31, 2008 and 2007 are deposited mainly with major banks. The group considers the credit risks in respect of these balances to be remote.

Most of the group’s sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers. The Group performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. An appropriate allowance for doubtful accounts is included in the financial statements.

The group uses a credit insurance policy to manage its exposure to the risk of customers defaulting on sales invoices raised.

Total amount of trade receivables insured against credit insurance is NIS 103,427 thousands as of December 31, 2008. (2007: NIS 130,576 thousands).

The carrying amount of financial assets recorded in the financial statements, net of insured amount, represents the group’s exposure to credit risk.

D.	Liquidity risk

Liquidity risk is the risk that the Group could experience difficulties in meeting its commitments to creditors as financial liabilities fall due for payment. The Group manages its liquidity risk by using reasonable and retrospectively-assessed assumptions to forecast the future cash-generative capabilities and working capital requirements of the businesses it operates and by maintaining sufficient reserves, committed borrowing facilities and other credit lines as appropriate.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Forecast liquidity represents the Group’s expected cash inflows, principally generated from sales made to customers, less the Group’s contractually – determined cash outflows, principally related to supplier payments and the repayment of borrowings, plus the payment of any interest accruing thereon. The matching of these cash inflows and outflows rests on the expected ageing profiles of the underlying assets and liabilities. Short-term financial assets and financial liabilities are represented primarily by the Group’s trade receivables and trade payables respectively. The matching of the cash flows that result from trade receivables and trade payables takes place typically over a period of three to four months from recognition in the balance sheet and is managed to ensure the ongoing operating liquidity of the Group. Financing cash outflows may be longer-term in nature. The Group does not hold long-term financial assets to match against these commitments, but is significantly invested in long-term non-financial assets, which generate the sustainable future cash inflows, net of future capital expenditure requirements, needed to service and repay the Group’s borrowings.

The following table presents the Group’s outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group’s financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

Maturity profile of outstanding financial liabilities’

	1 year	1-2 years	2-5 years	Total

2008
Supplier payables	180,757	-	-	180,757
Borrowings'	123,002	11,510	14,741	149,253

Total	303,759	11,510	14,741	330,010

2007
Supplier Payables	205,022	-	-	205,022
Borrowings'	118,997	17,614	25,034	161,645
Capital note	5,514	-	-	5,514

Total	329,533	17,614	25,034	372,181

E.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2008	2007	2008	2007
	NIS	NIS	NIS	NIS

USD	52,685	79,390	25,787	26,984
EUR	22,654	14,547	3,354	242

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (cont.)

The Group is mainly exposed to USD and EUR.

The following table details the Group’s sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact	EUR Impact
	2008	2008
	NIS	NIS

Profit or loss (1)	(2,832)	324
Other equity (2)	-	551

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

(2)	This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Forward foreign exchange contracts
The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

	Buy Currency	Sell Currency	Net Fair value NIS

Outstanding contracts

Less than 3 months	USD	NIS	1,637
3 to 6 months	USD	NIS	168
Less than 3 months	EUR	NIS	577

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	FINANCIAL INSTRUMENTS (Cont.)

F.	Commodity price risk

The group has entered into cash flaw hedge contracts in order to reduce its exposure to change in raw materials price.

The following table details cash flow hedge contracts outstanding as at reporting date:

Outstanding contracts	Realization date	Contracts Value	Fair value	Loss on cash flow hedges

Buy pulp	End of every month 1-12/09	26,935	21,423	5,512

G.	Fair value of financial instruments

The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities, long-term loans from banks and capital notes to shareholders. Derivative assets include foreign exchange forward contracts. Derivative liabilities include cash flow hedges. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25	–	LINKAGE TERMS OF MONETARY BALANCES

	December 31, 2008			December 31, 2007
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked
	NIS in thousands			NIS in thousands

Assets:
Current assets:
Cash and cash equivalents	13,094	-	221	242	-	81
Financial assets carried at fair value through profit or loss	2,382	-	-	-	-	-
Trade and other receivables	13,665	-	156,980	26,984	-	166,786

	29,141	-	157,201	27,226	-	166,867

Liabilities:
Current liabilities:
Short-term credit from banks	-	-	105,388	-	-	101,760
Capital notes to shareholders	-	-	-	5,514	-	-
Trade and other payables	69,827	747	110,183	88,423	946	115,653
Other financial liabilities	5,512	-	-	-	-	-
Long term loans (including current maturities)	-	12,684	26,568	-	20,422	32,000
Provision for pension and vacation	-	-	6,221	-	-	6,453

	75,339	13,431	248,360	93,937	21,368	255,866

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 27	–	RELATED PARTIES

The Group is owned by Neusiedler Holding (The "Parent Company") (50.1%) and Hadera Paper Ltd. (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	Year ended December 31,		Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7

Sales to related parties	15,090	22,928	-	2,675

Purchases of goods	-	-	2,895	14,865

Cost of sales	93,055	90,360	2,660	2,623

Selling expenses, net
(Participation in selling
expenses, net)	-	-	-	64

General and
administrative expenses	1,372	1,998	-	-

Financing expenses ,net	3,703	2,880	232	232

B.	Balances with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	As of December 31,		As of December 31,
	2 0 0 8	2 0 0 7	2 0 0 8	2 0 0 7

Other receivables	-	-	370	-

Trade payables	69,614	71,109	221	38,090

Other payables and accrued expenses	-	-	-	34

Capital notes to shareholders	-	2,757	-	2,757

C.	(1)	The Company leases its premises from Hadera Paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements.

(2)	The Group is obligated to pay commissions to Mondi Neusiedler GmbH.

D.	Compensation of key management personnel

Total remuneration of key management during the year was NIS 5,720 thousands (2007: NIS 5,237 thousands).

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY

A.	General

The separate condensed financial statements of the company have been prepared using accounting policies consistent with the consolidated financial statements, except from:

1.	Investments in subsidiaries are stated at historical cost.
2.	Transactions between the company and its subsidiaries have not been eliminated.

B.	Balance Sheets

	Company
	As of December 31,
	2 0 0 8	2 0 0 7

Current Assets
Cash and cash equivalents	6,909		-
Other receivables	7,654		7,098
Inventories	95,426		98,327
Subsidiaries	115,572		210,746

	225,561		316,171

Long-Term Investments
Investments in Subsidiaries	4,338		4,338
Capital note from subsidiary	90,000		-

Fixed Assets, net	154,441		155,951

	474,340		476,460

Current Liabilities
Short term bank credit	105,388		101,760
Current maturities of long-term bank loans	15,768		14,387
Capital notes to shareholders	-		5,514
Trade payables	82,312		96,449
Other financial liabilities	5,512		-
Hadera Paper Ltd. Group	72,527		71,109
Other payables and accrued expenses	11,579	(*)	13,099
Accrued severance pay, net	214		46

	293,300		302,364

Long term liabilities
Long-term bank loans	23,484		38,035
Provision for pension and vacation	6,221	(*)	6,453
Deferred taxes	25,017		19,247

	54,722		63,735

Shareholders' Equity	126,318		110,361

	474,340		476,460

(*)	Reclassified

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 28	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

C.	Statement of Operations

	Year ended December 31,
	2 0 0 8	2 0 0 7

Net sales	570,244	580,202

Cost of sales	510,833	517,376

Gross profit	59,411	62,826

Selling expenses	22,596	21,609

General and administrative expenses	8,313	7,758

Operating profit	28,502	33,459

Financing expenses, net	1,263	8,280

Profit before income tax	27,239	25,179

Income tax charges	7,203	6,735

Profit for the year	20,036	18,444

D.	Statements of Changes in Shareholders’ Equity

	Share Capital	Premium	Capital reserves	Retained earnings	Total

Balance - January 1, 2007	1	41,125	929	49,862	91,917

Changes during 2007:
Profit for the year	-	-	-	18,444	18,444

Balance - December 31, 2007	-	41,125	929	68,306	110,361

Changes during 2008:
Profit for the year	-	-	-	20,036	20,036
Loss on cash flow hedges, net	-	-	(4,079)	-	(4,079)

Balance - December 31, 2008	1	41,125	(3,150)	88,342	126,318

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

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

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company chose to implement two reliefs. See note 29f.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

This note is formulated on the basis of International Financial Reporting Standards and the notes thereto as they stand today, that have been published and entered into force or that may be adopted earlier as at the Group’s first annual reporting date according to IFRS, December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, and December 31, 2007, and the consolidated statement of income and the shareholders’equity for the year ended on December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

	December 31, 2007					January 1, 2007
	Israeli GAAP		Effect of Transition to IFRS	IFRS		Israeli GAAP		Effect of Transition to IFRS	IFRS
	NIS in thousands					NIS in thousands

Assets
Current assets
Cash and cash equivalents		323	-		323		15	-		15
Trade receivables		190,935	-		190,935		173,174	-		173,174
Other receivables		13,652	(11,257)		2,395		6,686	(2,376)		4,310
Inventories		143,366	-		143,366		109,116	-		109,116

Total current assets		348,276	(11,257)		337,019		288,991	(2,376)		286,615

Non-current assets
Property, plant and equipment		156,493	-		156,493		160,288	-		160,288
Goodwill		3,177	-		3,177		3,177	-		3,177
Long term trade receivables		440	-		440		-	-		-

Total non-current assets		160,110	-		160,110		163,465	-		163,465

Total assets		508,386	(11,257)		497,129		452,456	(2,376)		450,080

Equity and liabilities
Current liabilities
Short-term bank credit		101,760	-		101,760		96,740	-		96,740
Current maturities of long-term
bank loans		14,387	-		14,387		15,243	-		15,243
Capital notes to shareholders		5,514	-		5,514		5,231	-		5,231
Trade payables		118,912	-		118,912		108,007	-		108,007
Hadera Paper Group, net		71,109	-		71,109		62,807	-		62,807
Current tax liabilities		-	169		169		-	76		76
Other payables and accrued
Expenses	(*)	14,955	(169)	(*)	14,786	(*)	15,702	(76)	(*)	15,626
Accrued severance pay, net	(*)	46	-	(*)	46	(*)	46	-	(*)	46

Total current liabilities		326,683	-		326,683		303,776	-		303,776

Non-current liabilities
Long-term bank loans		38,035	-		38,035		33,869	-		33,869
Capital notes to shareholders		-	-		-		6,515	-		6,515
Deferred taxes		29,934	(11,257)		18,677		14,047	(2,376)		11,671
Provision for pension and vacation	(*)	6,453	-	(*)	6,453	(*)	5,258	-	(*)	5,258

Total non-current liabilities		74,422	(11,257)		63,165		59,689	(2,376)		57,713

Capital and reserves
Share capital		1	-		1		1	-		1
Premium		43,352	-		43,352		43,352	-		43,352
Capital reserves		929	-		929		929	-		929
Retained earnings		62,999	-		62,999		44,709	-		44,709

		107,281	-		107,281		88,991	-		88,991

Total equity and liabilities		508,386	(11,257)		497,129		452,456	(2,376)		450,080

(*)	Reclassified.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

	Year ended December 31, 2007
	Israeli GAAP	Effect of Transition to IFRS	IFRS
	NIS in thousands

Revenue	770,032	-	770,032
Cost of sales	688,000	-	688,000

Gross profit	82,032	-	82,032

Operating costs and expenses
Selling expenses	37,889	-	37,889
General and administrative expenses	10,532	-	10,532
Other income	(313)	-	(313)

	48,108	-	48,108

Operating profit	33,924	-	33,924

Finance income	-	(5,783)	(5,783)
Finance costs	8,414	5,783	14,197

Profit before tax	25,510	-	25,510
Income tax charge	(7,220)	-	(7,220)

Profit for the period	18,290	-	18,290

D.	Equity Reconciliation

	Share capital	Premium	Capital reserves	Retained earnings	Total

Year ended December 31, 2007
Israeli GAAP	1	43,352	929	62,999	107,281

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	62,999	107,281

Balance - January 1, 2007
Israeli GAAP	1	43,352	929	44,709	88,991

Effect of Transition to IFRS	-	-	-	-	-
Under IFRS rules	1	43,352	929	44,709	88,991

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information

1.	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received was classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

Consequently, amounts in the sum of NIS 393 thousand was classified as cash flow provided from investing activities for the year ended December 31, 2007.

2.	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid was classified as cash flows used in operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows used in operating activities or cash flows used in financing activities.

Consequently, amounts in the sum of NIS 11,749 thousand was classified as cash flow used in financing activities for the year ended December 31, 2007.

3.	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 2,376 thousand and NIS 11,257 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007, and December 31, 2007 respectively.

4.	Financial Revenues and expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented in the income statement as a net amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Consequently, financing expenses in the amount of NIS 14,197 thousand and financing income in the amount of NIS 5,783 thousand were presented in the income statement for the year ended December 31, 2007 respectively.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 29	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Additional information (cont.)

5.	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax liabilities were classified as other current liabilities.

Pursuant to IAS 1, current tax liabilities are classified as separate balance in the balance sheet.

Consequently, amounts of NIS 76 thousand and NIS 169 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007, and December 31, 2007 respectively.

F.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

1.	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 are treated in accordance to generally accepted accounting principles in Israel.

2.	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

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

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel

Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying consolidated balance sheets of Hogla-Kimberly Ltd. (“the Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and her subsidiaries as of December 31, 2008 and 2007, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the two years in the period ended December 31, 2008, in conformity with international financial reporting standards as issued by the international accounting standards board (IASB) and in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
26 February, 2009

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

		As of December 31,
	Note	2 0 0 8	2 0 0 7

Current Assets
Cash and cash equivalents	4	23,219	23,082
Trade receivables	5	264,918	263,879
Inventories	6	234,841	184,424
Current tax assets	22	137	12,219
Capital note of shareholder	7	32,770	-
Other current assets	8	6,340	8,019

		562,225	491,623

Non-Current Assets
Capital note of shareholder	7	-	31,210
VAT Receivable		41,423	43,317
Property plant and equipment	9A	317,174	310,368
Goodwill	10	18,708	24,495
Employee benefit asset	11	343	-
Deferred tax assets	22	4,389	11,245
Prepaid expenses for operating lease	9B	1,894	2,022

		383,931	422,657

		946,156	914,280

Current Liabilities
Borrowings	12	52,718	155,302
Trade payables	13	286,835	262,304
Employee benefit obligations	11	1,808	1,473
Current tax liabilities	22	5,413	2,260
Other payables and accrued expenses	14	44,023	36,909

		390,797	458,248

Non-Current Liabilities
Borrowings	12	59,044	-
Employee benefit obligations	11	17,312	15,366
Deferred tax liabilities	22	38,014	39,730

		114,370	55,096

Commitments and Contingent Liabilities	15
Capital and reserves	16
Issued capital		265,246	265,246
Reserves		(57,680)	(8,106)
Retained earnings		233,423	143,796

		440,989	400,936

		946,156	914,280

———————————————— T. Davis Chairman of the Board of Directors	———————————————— O. Lux Chief Financial Officer	———————————————— A. Schor Chief Executive Officer

Approval date of the interim financial statements: 26 February, 2009.

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

		Year ended December 31,
	Note	2 0 0 8	2 0 0 7

Revenue	17	1,608,576	1,375,674

Cost of sales	18	1,097,567	968,594

Gross profit		511,009	407,080

Operating costs and expenses

Selling and marketing expenses	19	308,737	286,042

General and administrative expenses	20	66,519	59,588

Operating profit		135,753	61,450

Finance expenses	21	(12,355)	(29,327)

Finance income	21	13,702	1,790

Profit before tax		137,100	33,913

Income taxes charge	22	(47,473)	(64,545)

Profit (loss) for the period		89,627	(30,632)

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Exchange differences arising on
translation of foreign operations	-	-	(52,096)			(52,096)
loss on cash flow hedges	-	-	-	(417)	-	(417)
Transfer to profit or loss from equity
on cash flow hedges, net	-	-	-	2,939	-	2,939
Profit for the year	-	-			89,627	89,627

Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Exchange differences arising on
Translation of foreign operations	-	-	7,636	-	-	7,636
loss on cash flow hedges	-	-	-	(1,306)	-	(1,306)
Transfer to profit or loss from equity on
cash flow hedges, net	-	-	-	33	-	33
Capitalization of retained earnings
From Approved Enterprise
Earnings	-	5,455	-	-	(5,455)	-
Movement in capital note
revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	(30,632)	(30,632)

Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7

Cash flows - operating activities
Net income (Loss) for the year	89,627	(30,632)
Adjustments to reconcile operating
profit to net cash provided by
operating activities (Appendix A)	12,972	121,853

Net cash generated by
operating activities	102,599	91,221

Cash flows - investing activities
Acquisition of property plant and
equipment	(53,334)	(43,013)
Proceeds from disposal of Property
plant and equipment	4,851	124
Interest received	1,525	720

Net cash used in investing activities	(46,958)	(42,169)

Cash flows - financing activities
Borrowings received	82,947	-
Short-term bank credit	(124,286)	(7,368)
Interest paid	(8,353)	(26,470)

Net cash used in financing activities	(49,692)	(33,838)

Net increase in cash and cash equivalents	5,949	15,214
Cash and cash equivalents - beginning
of year	23,082	7,190
Effects of exchange rate changes on the
balance of cash held in foreign currencies	(5,812)	678

Cash and cash equivalents - end of year	23,219	23,082

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008
(NIS in thousands)

		Year ended December 31,
		2 0 0 8	2 0 0 7

A.	Adjustments to reconcile operating
	profit to net cash provided by
	operating activities

	Finance expenses paid, net.	6,828	25,750
	Taxes on income recognized in profit and loss	47,473	64,545
	Depreciation and amortization	24,367	27,871
	Capital loss on disposal of property, plant and equipment	2,878	658
	Effect of exchange rate differences, net	-	(1,110)
	Effect of discounting capital note to shareholder	(1,560)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables	5,465	25,381
	Decrease (Increase) in other current assets	3,872	(516)
	Increase in inventories	(66,659)	(7,004)
	Increase in trade payables	18,407	36,894
	Net change in balances with related parties	1,339	(5,878)
	Increase in other payables and accrued expenses	(1,073)	9,147
	Decrease in other long term asset	(9,163)	(14,177)
	Change in employee benefit obligations, net	9,682	4,822

		41,856	164,823

	Income taxes received	7,065	6,030
	Income taxes paid	(35,949)	(49,000)

		12,972	121,853

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 1	–	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd.

The Group	-	the Company and its Subsidiaries.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities Regulations (Presentation of Financial Statements), 1993.

Controlling Shareholder	-	as defined in the 1968 Israeli Securities law and Regulations.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

YTL	-	the Turkish New Lira.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

(1)	Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

(2)	First term IFRS standards adoption

According to standard No. 29 “Adoption of International Financial Reporting Standards”– IFRS (“standard No. 29”), the Company applies International Financial Reporting Standards and interpretations of the committee of the International Accounting Standard Board (IASB) Starting January 1, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A.	Applying International Accounting Standards (IFRS) (Cont.)

(2)	First term IFRS standards adoption (cont.)

In compliance with the mentioned above, the financial statements, as of December 31, 2008 and for the year then ended, including all previous reporting periods have been prepared under accounting policies consistent with International Financial Reporting Standards and interpretations published by the International Accounting Standard Board (IASB).

In these financial statements the Company applied IFRS 1 – “First time Adoption of International Financial Reporting Standards” (“IFRS No. 1”), which determines instructions for first time implementation of IFRS.

According to IFRS No. 1 the effective date for implementing IFRS standards is commencing January 1, 2007.

The Company has applied in a retroactive manner the IFRS standards for all reporting periods presented in the financial statements.while applying the said transition instructions the Company chose to apply two relief’s allowed under IFRS No. 1, see Note 27.

Until the adoption of IFRS the Company conducted the Financial Reporting in accordance with the Israeli GAAP. The annual financial statements as of December 31, 2007 and for the periods then ended were prepared under the Israeli GAAP standards. The comparative financial statements were represented in the financial statements in accordance to the IFRS standards. See note 27 for the relevant material adjustments between the Israeli GAAP and the IFRS.

B.	The consolidated Financial Statements were prepared in accordance with the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

C.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

—	Assets and liabilities measured by fair value and derivative financial instruments.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Basis of preparation (cont.)

—	Inventories are stated at the lower of cost and net realizable value.

—	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

—	Liabilities to employees as described in note 2Q.

D.	Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel (“NIS”), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences are recognised in profit or loss in the period in which they occur except for:

—	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

—	Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are expressed in NIS using exchange rates prevailing at the balance sheet date. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) “Consolidated and Separate Financial Statements” see note 2S below.

F.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

G.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Property, plant and equipment (cont.)

Under the cost method – a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset’s acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

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

The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

H.	Impairment of tangible and intangible assets excluding goodwill

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Impairment of tangible and intangible assets excluding goodwill (cont.)

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

I.	Inventories

Inventories are assets held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.

Inventories are stated at the lower of cost and net releasable value. Cost of inventories includes all the cost of purchase, direct labor, fixed and variable production over heads and other cost that are incurred, in bringing the inventories to their present location and condition.

Net releasable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost determined as follows:

Manufactured finished products	Based on standard cost method

Purchased finished goods raw, auxiliary	Based on moving-average basis.
materials and other

Inventories that are purchased on differed settlement terms, which contains a financing element, are stated in purchase price for normal credit terms. The difference between the purchase price for normal credit terms and the amount paid is recognized as interest expense over the period of the financing.

J.	Financial assets

(1)	General

Investments are recognised and derecognised on trade date where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into Loans and receivables

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (cont.)

(2)	Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial.

(3)	Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include:

—	Significant financial difficulty of the issuer or counterparty; or

—	Default or delinquency in interest or principal payments; or

—	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account.

When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Other financial liabilities

Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

L.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

M.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges).

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (cont.)

(2)	Hedge accounting

The Group designates certain hedging instruments, which include derivatives, and non-derivatives in respect of foreign currency risk, as cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument that is used in a hedging relationship is highly effective in offsetting changes in fair values or cash flows of the hedged item.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or “finance expenses” lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

N.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

—	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;

—	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold

—	The amount of revenue can be measured reliably;

—	It is probable that the economic benefits associated with the transaction will flow to the entity; and

—	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (cont.)

(2)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

O.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

(1)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(2)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

(3)	Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

P.	prepaid expenses of operating lease

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as prepaid expenses for operating lease in respect of lease, and amortized over the remaining period of the lease.

Q.	Employee benefits

(1)	Post-Employment Benefits

The Group’s post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group’s post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group’s employees are covered by Article 14 to the Severance Law and therefore the Group’s companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group’s obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group’s income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits (Cont.)

(1)	Post-Employment Benefits (Cont.)

The Group’s liability in respect of the Defined Benefit Plan which is presented in the Group’s balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

R.	Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

	Turkish Lira exchange rate vis-a-vis the U.S. dollar	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)
As of	(TL'000 per $1)

December 31, 2008	1,521	3.802	110.55
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%

Year ended December 31, 2008	29.38	(1.14)	3.9
Year ended December 31, 2007	(16.95)	(8.97)	3.4

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations which are effective and have been applied in these financial statements

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

—	IFRIC 11	IFRS 2: Group and Treasury Share Transactions (effective 1 March 2007);

—	IFRIC 12	Service Concession Arrangements (effective 1 January 2008);

—	IFRIC 14	IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction (effective 1 January 2008).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(1)	Standards and Interpretations which are effective and have been applied in these financial statements (cont.)

The adoption of the Interpretations has not led to any changes in the Group’s accounting policies.

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

At the date of authorization of these financial statements, other than the Standards and Interpretations adopted by the Group in advance of their effective dates the following Interpretations were in issue but not yet effective:

IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. Changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, in cases of restatement and in cases of reclassifications.

The standard will be effective for reporting periods beginning from January 1, 2009. The standard permits earlier application.

At this stage, the management of the Group is examining the influence of this standard on the Company’s financial statements.

IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing borrowing costs related to assets with an uncommon period of eligibility or construction in the statement of operations was cancelled. The standard will apply to borrowing costs that relate to eligible assets as to which the capitalization period began from January 1, 2009. The standard permits earlier implementation.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. Among other things, the standard stipulates that transactions with minority shareholders, in the context of which the company holds control of the subsidiary before and after the transaction, will be treated as capital transactions. In the context of transactions, subsequent to which the company loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value, with the difference as compared to book value to be recorded to the statement of operations. The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it in every case, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. Earlier adoption is permitted, on the condition that it will be done simultaneous with early adoption of IFRS 3 (amended). The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively. At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations. Among other things, the standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument. The transaction costs directly connected with the business combination will be recorded to the statement of operations when incurred. Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier purchases of the acquired company will be measured at the time that control is achieved at their fair value, while recording the difference to the statement of operations.

The standard will apply to business combinations that take place from January 1, 2010 and thereafter. Earlier adoption is possible, on the condition that it will be simultaneous with early adoption of IAS 27 (amended).

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont.)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont.)

IFRIC 13, Customer Loyalty Programs

The clarification stipulates that transactions for the sale of goods and services, for which the company confers reward grants to its customers, will be treated as multiple component transactions and the payment received from the customer will be allocated between the different components, based upon the fair value of the reward grants. The consideration attributed to the grant will be recognized as revenue when the reward grants are redeemed and the company has made a commitment to provide the grants.

The directives of the clarification apply to annual reporting periods commencing on January 1, 2009. Earlier implementation is permissible.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

Amendment to IAS 32, Financial Instruments: Presentation, and IAS 1,Presentation of Financial Statements

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter. Earlier adoption is permitted.

At this stage, the management of the Group estimated that the implementation of the standard is not expected to have any influence on the financial statements of the Group.

IFRS 1 "First Time Adoption of IFRS" and IAS 27 "Consolidated and Separate Financial Statements”

The amendment states, among other things, the method in which the measurement of the investments in subsidiaries, associated entities and joint control entities should be applied at first time adopting IFRS, and the method in which income from dividends received should be recognized.

The amendment is effective for annual periods commencing January 1, 2009. The company’s management decided on early adoption of the amendment. See note 26.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

(A)	General

In the application of the Group’s accounting policies, which are described in Note 2, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(B)	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.

Revenue recognition

In making their judgment, the management considered the detailed criteria for the recognition of revenue from the sale of goods set out in IAS 18 Revenue and, in particular, whether the Group had transferred to the buyer the significant risks and rewards of ownership of the goods. Following the detailed quantification of the Group’s liability in respect of rectification work, and the agreed limitation on the customer’s ability to require further work or to require replacement of the goods, the management is satisfied that the significant risks and rewards have been transferred and that recognition of the revenue in the current year is appropriate, in conjunction with the recognition of an appropriate provision for the rectification costs.

Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 18.7 million.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 3	–	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

(C)	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits. The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 11).

NOTE 4	–	CASH AND CASH EQUIVALENTS

	As of December 31,
	2008	2007
	NIS in thousands

Cash in banks	1,750	7,510
Short term bank deposits	21,469	15,572

Cash and cash equivalents	23,219	23,082

NOTE 5	–	TRADE RECEIVABLES

Composition

			As of December 31,
			2008	2007
			NIS in thousands

Domestic	-	Open accounts	178,421	172,982
	-	Checks receivable	36,444	33,994
	-	Related parties	948	897

			215,813	207,873

Foreign	-	Open accounts	27,235	40,596
	-	Related parties	29,335	21,781

			56,570	62,377

			272,383	270,250
Less - allowance for doubtful accounts			7,465	6,371

			264,918	263,879

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 5	–	TRADE RECEIVABLES (Cont.)

Composition (cont.)

The average credit period on sales of goods is 61 days.

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company’s policy taking into account its rating and collaterals.

Of the trade receivables balance at the end of the year, 61 million NIS (2007: 66.2 million) is due from Company A, and 40 million Nis (2007:38 million) is due from customer B which are the Group’s largest customers .There are no other customers who represent more than 10% of the total balance of trade receivables.

Hogla Kimberly exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 24.

Included in the Group’s trade receivable balance, are debtors with a carrying amount of NIS 4,531 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group is insured for NIS 146 of these balances.

Ageing of past due but not impaired

31/12/08
NIS in thousands

30-90 days	4,467
More then 120 days	64

4,531

Movement in provision for doubtful debts during the year

	As of December 31
	2008	2007
	NIS in thousands

Balance at beginning of the year	6,371	26,855
Impairment losses recognized on receivables	2,360	783
Amounts written off as uncollectible	-	(14,519)
Amounts recovered during the year	(1,098)	(7,169)
Foreign currency exchange rate differences	(168)	421

Balance at end of the year	7,465	6,371

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 6	–	INVENTORIES

Composition

	As of December 31,
	2008	2007
	NIS in thousands

Raw and auxiliary materials	113,667	75,071
Finished goods	100,083	89,886
Spare parts and other	21,091	19,467

	234,841	184,424

In 2008 raw materials and changes in finished goods recognized as cost of sales amounted to NIS 564,455 (2007 – NIS 485,152).

As of December 31, 2008 and 2007 allowance for impairment of inventory amounted to NIS 5.4 and NIS 3.3 million, respectively.

All Finish goods and Raw and auxiliary materials inventories are expected to be recovered in period of no more than twelve months.

NOTE 7	–	CAPITAL NOTE OF SHAREHOLDER

The capital note of Hadera Paper, denominated in NIS, is not linked and does not bear interest.

As of the signing date of the financial statements, negotiations are in process between the shareholders, and the Company, regarding repayment of the capital note in the first half of 2009.

NOTE 8	–	OTHER CURRENT ASSETS

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Prepaid expenses	3,299	5,262
Derivatives assets (*)	2,041	-
Loans to employees	449	588
Other	551	2,169

	6,340	8,019

(*)	Derivatives assets see note 23.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 9	–	PROPERTY PLANT AND EQUIPMENT

A.	Composition and movement

	Buildings	Improvements	Machinery Equipment	Vehicles	Furniture Equipment	Total
	NIS in thousands

Cost:
Balance - January 1, 2008	56,589	13,558	488,301	14,510	18,481	591,439
Changes during 2008:
Additions	3,260	3,083	47,118	341	1,125	54,927
Dispositions	(490)	(607)	(39,673)	(2,231)	(4,492)	(47,493)
Foreign currency
translation adjustments	(8,269)	(316)	(13,225)	(277)	(1,252)	(23,339)

Balance - December 31, 2008	51,090	15,718	482,521	12,343	13,862	575,534

Accumulated depreciation:
Balance - January 1, 2008	21,521	7,247	225,389	12,647	14,267	281,071
Changes during 2008:
Additions	585	1,182	21,073	519	1,008	24,367
Dispositions	(465)	(23)	(32,578)	(2,225)	(4,473)	(39,764)
Foreign currency
translation adjustments	(1,433)	(165)	(4,797)	(278)	(641)	(7,314)

Balance - December 31, 2008	20,208	8,241	209,087	10,663	10,161	258,360

Net book value:
December 31, 2008	30,882	7,477	273,434	1,680	3,701	317,174

	Buildings	Improvements	Machinery Equipment	Vehicles	Furniture Equipment	Total
	NIS in thousands

Cost:
Balance - January 1, 2007
Changes during 2007:	52,531	12,066	453,748	13,101	16,493	547,939
Additions	1,158	1,406	34,007	1,424	1,580	39,575
Dispositions	-	-	(2,438)	-	-	(2,438)
Foreign currency
translation adjustments	2,900	86	2,984	(15)	408	6,363

Balance - December 31, 2007	56,589	13,558	488,301	14,510	18,481	591,439

Accumulated depreciation:
Balance - January 1, 2007	19,890	6,193	202,421	12,065	12,561	253,130
Changes during 2007:
Additions	1,157	1,034	23,435	597	1,519	27,742
Dispositions	-	-	(1,654)	-	-	(1,654)
Foreign currency
translation adjustments	474	20	1,187	(15)	187	1,853

Balance - December 31, 2007	21,521	7,247	225,389	12,647	14,267	281,071

Net book value:
December 31, 2007	35,068	6,311	262,912	1,863	4,214	310,368

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 9	–	PROPERTY PLANT AND EQUIPMENT (Cont.)

B.	Prepaid expenses for operating lease

Hogla-Kimberly leased land in Afula from the Israel Land Administration on January 1988 at the amount of NIS 4,600 thousand, the end of the leasing period is September 2023.

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Prepaid expenses for operating leases as of January, 1988	4,600	4,600
Accumulated expenses recognized in profit and loss	(2,706)	(2,578)

	1,894	2,022

NOTE 10	–	INVESTMENTS IN SUBSIDIARIES

A.	Goodwill

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Cost	44,927	44,927
Translation adjustments	(7,301)	(1,514)

	37,626	43,413
Less - accumulated amortization	18,918	18,918

	18,708	24,495

B.	Annual impairment test

The goodwill is allocated to KCTR’s activity, which is the cash generating unit for the purpose of calculating the recoverable amount.

The recoverable amount value is based on the Value in Use, calculated by eight (*) years DCF forecast approved by the company’s management and based on the following assumptions, determined by KC experience in similar markets. :

1.	Long term growth ratio of 0%.
2.	Weighted cost of capital of 13%.

(*)	Eight years is the period in which KCTR is expected to complete its strategic plan for entering the Turkish market, Based on KC experience in similar markets.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 10	–	INVESTMENTS IN SUBSIDIARIES (Cont.)

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.ª. (“KCTR”)

As of December 31, 2008 and 2007, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 208,313 and NIS 144,992 thousand respectively (including goodwill –see above). In recent years KCTR incurred significant losses from operations.

The company examined the investment in KCTR for impairment in accordance to its revocable amount.

Based on the said examination, the company’s business forecast and estimates made, no impairment is required. (see note 10 B above)

During years 2005 – 2008, the Company provided KCTR NIS 524,677 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2009. Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2008, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2008
%

Hogla-Kimberly Marketing Ltd. ("Marketing")	100.0

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret
A.S. ("KCTR")	100.0
Mollet Marketing Ltd. ("Mollet")	100.0
H-K Overseas (Holland) B.V. (*)	100.0
Hogla-Kimberly Holding Anonim Sirketi (*)	100.0

(*) The company is inactive.

E.	Capital Injections

1.	In December, 2007 the capital notes to KCTR were converted to capital injections at the amount of NIS 44,609 thousands.

2.	In December 2007, Hogla Kimbely made a share premium contribution to it’s subsidiary, H-K Overseas (Holland) B.V, in the amount of NIS 18,045 thousands.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Severance pay benefits:
Severance pay liability	3,341	1,142
Less - Amounts deposited with a general fund	(1,745)	-
Severance pay net	1,596	1,142

Post Employment Benefits:
Benefits to retirees	1,995	1,899

Other short term employee benefits:
Liability for early retirement	1,063	992
Liability for vacation pay	745	481

Other long term employee benefits:
Liability for early retirement	3,946	3,402
Liability for vacation pay	9,432	8,923

	18,777	16,839

Stated in the balance sheet as follows:
Non current Assets	343	-
Short-term Liabilities	1,808	1,473
Long-term Liabilities	17,312	15,366

	18,777	16,839

B.	Defined contribution plan

Most of the Company and its Israeli subsidiaries employees are covered by Article 14 to the Severance Law and therefore the Company and its Israeli subsidiaries makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group’s deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

During the year 2008 a sum of NIS 15,162 thousand was recognized in the income statement due to the defined contribution plan.

C.	Actuarial assumptions

The groups defined benefit plans and other long term employee benefits provisions, has been calculated by estimating the present value of the future probable obligation using actuarial valuation methods. The discounted rate is based on yield on government bonds at a fixed interest rate which have an average lifetime equal to that of the gross liability. The actuarial assumptions used in each plan are detailed bellow.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

The groups defined benefit plans include benefits to retirees and severance pay

1.	The group’s Severance pay liability.

The group has severance pay liability in Israel and in Turkey. Obligations of the Company and its Israeli subsidiaries for severance pay to its employees are covered by current payments to pension and severance funds. Accumulated amounts in the pension and severance funds are not under the control or administration of the Group, accordingly, neither of these amounts nor the corresponding accruals are reflected in the financial statement. Severance pay provisions resulting from the Israeli companies and included in the financial statements of the group are due to increased severance pay which are not covered by deposits made on monthly basis. In respect of this part of the obligation, there is a reserve deposited in the Company’s name in a recognized compensation fund

Under the Turkish Labor Law, the Company is required to pay employment termination benefits to each employee who has qualified. Also, employees are required to be paid their retirement pay provisions who retired by gaining right to receive retirement pay provisions according to current 506 numbered Social Insurance Law’s 6 March 1981 dated, 2422 numbered, 25 August 1999 dated and 4447 numbered with 60th article that has been changed. Some transition provisions related to the pre-retirement service term was excluded from the law since the related law was changed as of 23 May 2002.

The principal assumptions used for the Severance pay liability in Israel actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	6.07%	3.62%
Expected rate of inflation	2.13%	1.9%
Expected rate of salary increase	4.25%	2.31%

The provisions at the respective balance sheet dates in Turkish subsidiary have been calculated assuming an annual inflation rate of 5.4% and a discount rate of 12%, resulting in a real discount rate of approximately 6.26% ( 31 December 2007: 5.71%).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

1.	The group’s Severance pay liability.(Cont.)

The amounts recognized in profit or loss in respect of Severance pay liability are as follows:

	Year ended December 31,
	2008	2007
	NIS in thousands

Current service cost	2,724	1,762
Interest on obligations	135	123
Actuarial losses recognized in the year	51	-
Benefit paid during the year	(440)	(3,373)
Foreign currency translation affect	(271)	319

	2,199	(1,169)

The amount included in the balance sheet arising from the entity’s obligation in respect of Severance pay liability is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of Severance pay liability	3,341	1,142

The amount of Severance pay liability of 3,341 consists of: NIS 1,939 thousands (2007 –NIS 1,142 thousands) due to severance pay liability for of the Turkish subsidiary employees according to the Turkish law and NIS 1,402 thousand due to liability for increased severance pay for certain employees according to a collective agreement.

Movements in the present value of Severance pay liability in thecurrent period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	1,142	2,311
Current service cost	2,724	1,762
Interest cost	135	123
Actuarial losses	51	0
Benefit paid during the year	(440)	(3,373)
Foreign currency translation affect	(271)	319

Closing defined benefit obligation	3,341	1,142

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

2.	Benefits to retirees of holiday vouchers.

The financial statements include liability to benefits given to retirees – holiday gifts. Employees who are not temporary are entitled to receivie holiday vouchers, after retirement, until the end of their life. In cases of death, the remaining spouses are entitled to receive the benefits until the end of their life.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	6.07%	3.62%
Expected rate of inflation	2.13%	1.9%
Expected rate of leaving	2.6%-15.1%	4.5%-11.5%

The amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2008	2007
	NIS in thousands

Current service cost	48	-
Interest on obligations	92	92
Actuarial losses recognized in the year	58	88
Benefit paid during the year	(104)	(80)

	94	100

The amount included in the balance sheet arising from the entity’s obligation in respect of its benefits to retirees’ plans is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	1,995	1,899

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans

2.	Benefits to retirees of holiday vouchers.(Cont.)

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	1,899	1,799
Current service cost	48	-
Interest cost	94	92
Actuarial losses	58	88
Benefits paid	(104)	(80)

Closing defined benefit obligation	1,995	1,899

E.	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the company include liabilities for vacation pay and early retirement.

1.	Vacation pay

The financial statements include a provision for redemption and utilization of vacation on the basis of an actuarial calculation.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2008	2007

Discount rate	6.07%	3.62%
Expected rate of inflation	2.13%	1.9%
Expected rate of leaving	2.6%-15.1%	4.5%-11.5%
Expected rate of salary increase	4.25%	2.31%

The amount included in the balance sheet arising from the entity’s obligation in respect of vacation pay is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	9,432	8,923

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 11	–	EMPLOYEE BENEFITS (Cont.)

E.	Other long term employee benefits (Cont.)

1.	Vacation pay (Cont.)

Movements in the present value of vacation pay in the current period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	8,923	7,734
Interest cost	575	456
Losses	291	1,220
Benefits paid	(357)	(487)

Closing defined benefit obligation	9,432	8,923

2.	Early retirement

The obligation in respect of early retirement includes an obligation for pension for the period starting the date of the early retirement up to reaching the legal retirement age.

The amount included in the balance sheet arising from the entity’s obligation in respect of early retirement is as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	5,009	4,394

Movements in the present value of early retirement in the current period were as follows:

	As of December 31,
	2008	2007
	NIS in thousands

Opening defined benefit obligation	4,394	-
Interest cost	233	-
Current service cost	1,383	4,645
Benefits paid	(1,001)	(251)

Closing defined benefit obligation	5,009	4,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 12	–	LOANS AND BORROWINGS FROM BANKS

This Note provides information about the contractual terms of the interest-bearing loans and borrowings. For more information about the exposure of the Group to interest rate and foreign currency risks, see Note 23

A.	Composition

	December 31, 2008	December 31, 2007
	NIS thousands

Current liabilities to banks
Short-term borrowings	28,815	155,302
Current maturities of long term bank loans (*)	23,903	-

	52,718	155,302

Non-current liabilities to banks and others
Long tern bank loans	59,044	-

	111,762	155,302

(*)	The loans are not linked and bear interest at a variable rate. The principal of the loan and interest are paid quarterly.

B.	Terms and debt repayment table

		Nominal interest rate (*)	Current Liabilities December 31,		Non-Current liabilities December 31,
			2008	2007	2008	2007
	Currency	%	NIS in thousands

Loans and borrowings
from banks:
Borrowing:
NIS nominated	NIS	3.8	28,530	59,260	-	-
YTL nominated	YTL	20.09	285	96,042
Loans:
NIS nominated	NIS	3.25	23,903	-	59,044	-

			52,718	155,302	59,044	-

(*)	As of December 31, 2008

On January 2008, the Company made an agreement with an Israeli bank for prime linked interest loan in the amount of NIS 100 million which will be repaid during a four years period. As part of the agreement the Company agreed to the following covenants:

1.	It’s shareholder’s equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the Company’s shareholder’s Kimberly Clark and Hadera Paper separately or together, will not hold less than 51% of the Company’s share capital.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 12	–	LOANS AND BORROWINGS FROM BANKS (cont)

As of December 31,
2 0 0 8

Maturities of long term loans

First year - 2009	23,903
Second year - 2010	25,307
Third year - 2011	26,795
fourth year - 2012	6,942

82,947

NOTE 13	–	TRADE PAYABLES

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

In Israeli currency:
Open accounts	124,924	124,328
Related parties	24,534	26,119
In foreign currency:
Open accounts	97,172	82,877
Related parties	40,205	28,980

	286,835	262,304

Rregarding exposure to currency risks are disclosed in note 23.

The Trade payables balance include an amount of NIS 10,049 Thousands (2007: NIS 8,456 thousands) due to fixed assets purchases.

NOTE 14	–	OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Accrued payroll and related expenses	33,052	28,015
Value Added Tax	2,330	577
Advances from customers	435	413
Derivatives liabilities (*)	-	2,394
Sales Agent fee accrual	3,946	-
Other	4,260	5,510

	44,023	36,909

(*) Derivatives liabilities see note 23.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 15	–	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder – see also Note 24B.

(2)	The Company and its Subsidiaries lease a number of their facilities under operating leases for varying periods with renewal options. The Company does not have an option to purchase the leased assets at the end of the lease period .In addition the company has a vehicles lease agreement for the period between 2008-2014 Future minimum lease and vehicles leasing rentals as of December 31, 2008 are as follows:

NIS in thousands

2009	22,021
2010	21,138
2011	16,144
2012	11,677
2013 and thereafter	105,761

176,741

B.	Guarantees

(1)	As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2008 amounted to NIS 1,655 thousand.

(2)	A Subsidiary has given letter of guarantees to the local banks for a number of contingent liabilities that have arisen as a result of the Company’s importing transactions. The amount disclosed of NIS 6,501 thousands represents the aggregate amount of such contingent liabilities for which the Company as an importer is liable.

C.	Legal proceedings

(1)	In February 2004, a former customer filed a lawsuit against the Company. This lawsuit is a part from multi-suppliers lawsuit, filed by the customer claiming for one billion NIS from the Company and each other supplier for alleged damages. The customer asked for discharge from legal fee and the request was denied. The customer appealed and was denied again. the Customer failed to pay the legal fee, and therefore the court erased his lawsuit. The customer appealed again. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit. However, based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 15	–	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION (Cont.)

C.	Legal proceedings (Cont.)

(2)	In July 2005, Clubmarket Marketing Chains Ltd. (“Clubmarket”), a customer of the Company and one of the largest retail groups in Israel, applied for the regional court in Tel-Aviv (“Court”) for a staying of procedures by creditors. In December 2005, the Court approved a creditors settlement submitted by the trustees, according to which, amongst other matters, the Company is to receive about 51% of Clubmarket’s debt to the Company.

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2007, NIS 9.3 million were received as part of the creditors settlement.

There is not any remaining net balance of Clubmarket’s debt as of December 31, 2008, that is in excess of the doubtful accounts provision recorded in the financial statements.

(3)	On July 12, 2007 a lawsuit was filled against KCTR, a Hogla Kimberly subsidiary, by a former distributer, claiming financial loss caused to him. The amount claimed is approximately YTL 832 thousands (NIS 2,080 thousands).KCTR filed a counter claim for it’s damage in the amount of approximately YTL 355 thousands ( NIS 888 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

D.	Other information

On May 20, 2008 the Company received from the Israeli tax authority compensation in the amount of approximate NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant.

NOTE 16	–	SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2008 and 2007:

	Number of Shares (*)
	Authorized	Issued and fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	9,113,473

(*)	As of December 31, 2008 the Company has completed the process of registering 600,000 shares by the registrar of companies. The shares were issued to the shareholders of the Company as part of the merger process.

B.	Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 16	–	SHARE CAPITAL (Cont.)

C.	According to the decision of the Board of Directors which took place on March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

D.	The company intends to issue a preference share to Hadera Paper which shall give Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

NOTE 17	–	NET SALES

		Year ended December 31,
		2 0 0 8	2 0 0 7
		NIS in thousands

A.	Sales of the Turkish subsidiary	429,568	264,324

B.	Sales to major customers
	(as percentage from total net sales)
	Customer A	13.2	15.4
	Customer B	10.5	11.8

NOTE 18	–	COST OF SALES

	Year ended December 31,
	2 0 0 8		2 0 0 7
	NIS in thousands

Material consumed	564,455		485,152
Purchases (*)	271,688		234,720
Salaries and related expenses	110,844		111,447
Manufacturing expenses	140,991		125,402
Depreciation	21,883		24,630

	1,109,86	1	981,351
Change in finished
goods inventory	(12,294)		(12,757)

	1,097,56	7	968,594

(*)	The purchases of the group are related principally to commercial operations.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 19	–	SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	81,744	78,014
Maintenance and
transportation expenses	82,676	75,025
Advertising and sales promotion	85,589	78,634
Commissions to distributors	11,541	7,141
Royalties	29,584	29,296
Depreciation	1,695	2,285
Other	15,908	15,647

	308,737	286,042

NOTE 20	–	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	35,224	32,097
Administrative and computer services	12,118	10,862
Services provided by Shareholder	1,380	1,295
Office maintenance	4,392	5,412
Depreciation	749	956
Provision for doubtful accounts	1,459	(1,962)
Other	11,197	10,928

	66,519	59,588

NOTE 21	–	FINANCING INCOME AND EXPENSES

A.	FINANCING INCOME

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Exchange rate differences	8,388	-
Interest from long-term and short-term bank deposits	612	230
Interest income from tax authorities	631	-
Application of amortized cost method on receivables and
payables.	2,379
Due to capital note to related parties	1,560	1,560
Other	132	-

	13,702	1,790

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 21	–	FINANCING INCOME AND EXPENSES (Cont.)

B.	FINANCING EXPENSES

	Year ended December 31,
	2 0 0 8	2 0 0 7
	NIS in thousands

Interest on long-term bank loans	4,595	-
Interest on Short-term bank loans	4,499	26,815
Exchange rate differences	-	9
Interest expenses to tax authorities	-	158
Finance Expenses from derivative	3,002	1,779
Other	259	566

	12,355	29,327

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX

A.	Recognised tax assets and deferred tax liabilities

Tax assets and deferred tax liabilities are attributed to the following items
Changes in temporary differences during the year (NIS in thousands)

	Balance at January 1, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2008

Property, plant and
equipment	33,902	6,118	-	46		40,066	(54)	-	(514)	-	39,498
Doubtful debts	(4,679)	2,878	-	(31)	141	(1,691)	112	-	50	130	(1,399)
Derivatives	(34)	-	(519)	-	-	(553)	-	986	-	-	433
Employee benefits	(3,183)	(2,404)	-	(27)	284	(5,330)	(410)	-	447	445	(4,848)
Expenses accruals	(1,852)	(1,676)	-	(290)	-	(3,818)	2,997	-	821	-	-
Tax carry forward losses	(27,047)	27,816	-	(769)	-	-	-	-	-	-	-
Other	84	(273)				(189)	130				(59)

	(2,809)	32,459	(519)	(1,071)	425	28,485	2,775	986	804	575	33,625

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

B.	Deferred taxes are presented in the balance sheet as follows:

	2008	2 0 0 7
	NIS in thousands

Long-term liabilities (in respect of depreciable assets)	38,014	39,730
Long-term Assets	(4,389)	(11,245)

	33,625	28,485

For 2008 – Deferred taxes were computed at rates between 20%-27%, primarily – 24.5%. For 2007 – Deferred taxes were computed at rates between 20%-28%, primarily –24.5%.

Deferred tax liability at the amount of NIS 433 thousand (2007 – NIS 533) due to revaluation of financial instruments treated as cash flow hedges was recognized directly to equity.

C.	Deferred tax assets that were not recognised

The calculation of deferred taxes does not take into account the taxes that would be applicable in case of realization of the investment in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in Israeli subsidiaries were also not taken into account, since the dividends are not taxable. In addition, unutilized deferred tax assets in respect of losses carried forward, were not recognized in cases where future taxable income against which they can be utilized, is not foreseen.

As of December 31, 2008 carry forward tax losses deriving from the Turkish subsidiary sum up to NIS 246.6 (98.7 YTL) millions. The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand for the year ended December 31, 2007. As of December 31, 2008 deferred tax assets were not recognized in respect of utilizing tax losses in the Turkish subsidiary since it is not anticipated that there will be taxable income against which the tax benefits can be utilized.

According to the Turkish law, carry forwarde tax losses can be utilized for a five years period only, unrecognized tax losses of KCTR will expire as follow:

An amount of NIS 28.4, 24.7, 81.8, 80.8 and 30.9 will expire between 2009-2012, respectively. The balance of unrecognized deferred tax assets in respect of losses for tax purposes is approximately NIS 75 million.

D.	Income tax attributable directly to equity

	2008	2007
	NIS in thousands

Total tax recognized directly in equity	155	531

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

E.	Tax Ccomposition

	2008	2007
	NIS in thousands

Current taxes	43,902	33,082
Taxes in respect of prior years	221	(1,421)
Deferred taxes - A. above	3,350	32,884

	47,473	64,545

F.	Reconciliation of the statutory tax rate to the effective tax rate:

	2 0 0 8	2 0 0 7
	NIS in thousands

Income before income taxes	137,100	33,913

Statutory tax rate (see H. below)	27%	29%
Tax computed by statutory tax rate-	37,017	9,835

Tax increments (savings) due to:
Income (Expenses) in reduced tax rate	(2,104)	8,159
Non-deductible expenses	2,297	1,326
Non-taxable income	(90)	(505)
Unrecorded deferred taxes in connection with tax loss carry
forward	5,483	20,216
Amortizing differed taxes	4,244	27,255
Reduction in corporate tax rates (see H. below)	651	(762)
Differences arising from basis of measurement	579	331
Income (Expenses) taxes for prior years	221	(1,421)
Other differences, net	(825)	111

	47,473	64,545

G.	Current Tax Balance

	2008	2007
	NIS in thousands

Current taxes assets	137	12,219
Current tax liabilities	5,413	2,260

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

H.	The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (“Inflation Adjustments”) (Amendment 20) (Limitation of Term of Validity) –2008 (hereinafter: “The Amendment”), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

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

According to this law the Company and Shikma (formerly a subsidiary) filed consolidated tax returns until December 31, 2005. On December 31, 2005, Shikma was merged into the Company.

After the balance sheet date the Company received an approval from the investment center for the merger of the Company and its subsidiary Shikma which took place at the end of 2005.

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program is for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility. Commencement of operations was during 2003.

The Company filed a final report to the Investment center, An approval has not yet been given yet.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 22	–	INCOME TAX (Cont.)

H.	(Cont.)

The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2003. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses’ final tax assessments through 2004.

Mollet Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

In accordance with Amendment no. 147 to the Income Tax Ordinance, 2005, Corporate income-tax rate of 34% will be gradually reduced from 2006 (for which a 31% tax rate was established), through 2010, in respect of which a 25% tax rate was established (income-tax rates for 2007, 2008 and 2009 is 29%, 27% and 26%, respectively.

NOTE 23	–	FINANCIAL INSTRUMENTS

General

In the normal course of business, Hogla-Kimberly is exposed to credit, liquidity and market risks, as well as interest and currency risks. The Company monitors these risks on a constants basis.

The Group’s policy is to hedge the exposure from fluctuations in foreign exchange rates to minimize its exposure to fluctuations of foreign currency rates. The hedging is according to a policy adopted by the Company’s Board of Directors.

A.	Significant accounting policies

Details as to the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2008	2007
	NIS in thousands

Financial assets
Derivative instruments	2,041	-
Loans and receivables
(including cash and cash equivalents)	301,593	297,314

Financial liabilities
Derivative instruments in designated hedge
accounting relationships	-	2,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

C.	Credit risk

Credit risk refers to the possibility that counterparty will fail to meet its contractual obligations, resulting in financial loss to the Company.

Commencing November 2007 Hogla Kimberly is covered by a credit insurance policy, which partially covers it’s most major customers. In accordance with its policy conditions, the company will be reimbursed starting from an annual loss of US dollars 150 thousands to a maximum of US dollars 7 million, subject to deductible conditions.

The revenues of the Company and its Israeli subsidiaries are mainly in Israel and derived from two major customers and a large number of smaller customers. Trade receivables in the Turkish subsidiary consist of a limited number of customers, where no single counterparty or any company of counterparties having similar characteristics.

The Company has a policy of creditworthy customers and obtaining sufficient collaterals where possible as a means of mitigating the risk of financial loss from defaults,

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company’s policy taking into account its rating and collaterals.

Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management’s estimation.

The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers and to the credit insurance.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the group’s maximum exposure to credit risk (without taking account of the value of any collateral obtained).

Cash and cash equivalents are deposited with major banks in Israel and abroad. Therefore, it is not expected that such banks will fail to meet their obligations.

D.	Liquidity risk

Liquidity risk is the risk that the Group could experience difficulties in meeting its commitments to creditors as financial liabilities fall due for payment. The Group manages its liquidity risk by maintaining sufficient reserves, committed borrowing facilities and other credit lines as appropriate.

The following table presents the Group’s outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group’s financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Maturity profile of outstanding financial liabilities’

	1 year	1-2 years	2-4 years	Total
	NIS in thousands

2008
Supplier payables	286,835	-	-	286,835
Borrowings	52,718	25,307	26,795	104,820

Total	339,553	25,307	26,795	391,655

2007
Supplier Payables	262,304	-	-	262,304
Borrowings	155,302	-	-	155,302

Total	417,606	-	-	417,606

E.	Exchange rate risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of raw materials and finished goods inventory and purchases of equipment and spare parts linked to the dollar or the Euro. In applying a policy of minimizing the exposure, the Group makes forward transactions against the dollar and euro.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	31, December 2008
	NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	17,886	954	4,106
Trade receivables	30,268	2,970	21,284
Borrowings	-	-	285
Trade payables	86,547	26,575	16,296

	31, December 2007
	NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	17,422	3,165	2,327
Trade receivables	22,835	250	38,114
Borrowings	-	-	96,042
Trade payables	54,381	26,905	20,657

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (cont.)

The following table details the Group’s sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact	EUR Impact
	2008	2008
	NIS in thousands

Profit or loss (1)	(1,123)	(677)
Other equity (2)	1,873	811

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

(2)	This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Forward foreign exchange contracts

The Company hedges its exposure of itself and its Israeli subsidiaries by entering into forward foreign exchange contracts, according to a policy adopted by the Company’s Board of Directors, to manage the risk associated with anticipated purchase transaction. The Company hedges 80% of its forecasted payments to suppliers of its forecasted exposure for a period of six month forward.

These hedging transactions are treated as cash flow hedges and the resulting gain or loss is recognized in other comprehensive income.

The following table details the forward foreign currency (FC) contracts outstanding as at the reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Fair value NIS

Less than 3 months	USD	NIS	705
3 to 6 months	USD	NIS	538
Less than 3 months	EUR	NIS	997
3 to 6 months	EUR	NIS	195

The Company does not hedge its foreign currency exposure to the YTL in respect of its investment in the Turkish subsidiary.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 23	–	FINANCIAL INSTRUMENTS (Cont.)

G.	Fair Value of Financial Instruments

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

NOTE 24	–	RELATED PARTIES AND INTERESTED PARTIES

The Company is owned by Kimberly Clark Corp. ("KC" or the "Parent Company") (50.1%) and Hadera Paper Ltd. ("Hadera Paper") (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Balances with Related Parties

	December 31,
	2 0 0 8	2 0 0 7
	NIS Thousands

Trade receivables	30,212	22,678

Capital note - shareholder	32,770	31,210

Trade payables	79,683	55,099

B.	Transactions with Related Parties

	December 31,
	2 0 0 8	2 0 0 7
	NIS Thousands

Sales to related parties (1)	216,841	82,217

Cost of sales (2)	268,476	188,252

Royalties to the shareholders (3)	29,584	28,069

General and administrative expenses (*)(4)	12,488	10,944

(*)	Company – excludes Subsidiaries.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 24	–	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

(1)	Sales of finished goods to companies in KC group and Hadera Paper.

(2)	Mainly purchase of finished goods from companies in KC group and Hadera Paper group.

(3)	The group is obligated to pay royalties to KC.

(4)	The Company leases its premises in Hadera and Naharia from Hadera Paper and receives certain services (including energy, water, maintenance, computer and professional services) under agreements, which are renewed based on shareholders agreements.

C.	Compensation of key management personnel

Total remuneration of key management during the year was NIS 11,939 thousands (2007: NIS 10,114 thousands). The amounts include costs relating to options (*) granted to senior managements to shares of the Company’s shareholders.

(*)	The Company’s senior management was rewarded by allotment of KC’s and Hadera Paper’s share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company’s debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

The total expenses resulting from the aforementioned grant for the year ended December 31, 2008 was NIS 1,652 thousand (2007: NIS 561 thousands).

NOTE 25	–	SUBSEQUENT EVENTS

After balance sheet date the board of directors decided the following:

1.	To issue one preference Share to Hadera Paper Ltd, see Note 16D.

2.	To distribute dividend in the amount of NIS 32.77 million to the holder of the preference share.

3.	To distribute Dividend in the amount of Dollar 10 million from the retained earnings of 2008 to the holders of the ordinary shares.

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY

A.	Separate condensed financial statement accounting policy.

The company chose to adopt the IFRS1 amendment that allows the measuring of the company’s investment in consolidated companies at deemed cost as of January 1, 2007. The company carried out an early adoption for the matter.

According to the amendment the deemed cost is the book value according to the equity method in accordance with the Generally Accepted Accounting Principles in Israel.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

B.	Balance Sheets

	As of December 31,
	2 0 0 8	2 0 0 7

Current Assets
Cash and cash equivalents	1,284	6,990
Trade receivables	108,807	65,744
Inventories	123,155	90,709
Capital note of shareholder	32,770	-
Other current assets	12,694	10,835

	278,710	174,278

Non-Current Assets
Investments in Subsidiaries	480,722	333,873
Capital note from subsidiary	-	31,210
Property plant and equipment	249,823	237,187
Deferred tax assets	2,133	2,271
Employee benefit asset	343	-
Prepaid expenses for operating lease	1,894	2,022

	734,915	606,563

	1,013,625	780,841

Current Liabilities
Borrowings	52,433	59,260
Trade payables	189,484	136,347
Employee benefit obligations	1,063	992
Current tax liabilities	2,268	2,260
Other payables and accrued expenses	48,357	16,959

	293,605	215,818

Non-Current Liabilities
Borrowings	59,044	-
Employee benefit obligations	11,856	10,180
Deferred tax liabilities	36,966	37,654

	107,866	47,834

Shareholders' Equity	612,154	517,189

	1,013,625	780,841

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

C.	Statement of Operations

	Year ended December 31,
	2 0 0 8	2 0 0 7

Net sales	871,129	685,868

Cost of sales	544,558	554,536

Gross profit	326,571	131,332

Selling expenses	154,914	13,947

General and administrative expenses	39,389	11,485

Operating profit	132,268	105,900

Financing expenses, net	7,620	3,277

Profit before income tax	124,648	102,623

Income tax charges	32,205	29,266

Income after income tax	92,443	73,357

Dividend income from subsidiary	-	19,900

Profit for the year	92,443	93,257

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

D.	Statements of Changes in Shareholders’ Equity

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(14,393)	(1,349)	267,685	517,189
loss on cash flow hedges	-	-	-	(417)	-	(417)
Transfer to profit or loss from
equity on cash flow hedges, net	-	-	-	2,939	-	2,939
Profit for the year	-	-			92,443	92,443

Balance - December 31, 2008	29,638	235,608	(14,393)	1,173	360,128	612,154

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
loss on cash flow hedges	-	-	-	(1,306)	-	(1,306)
Transfer to profit or loss from equity on
cash flow hedges, net	-	-	-	33	-	33
Capitalization of retained earnings
From Approved Enterprise Earnings	-	5,455	-	-	(5,455)	-
Movement in capital note revaluation reserve	-	-	-	-	(1,560)	(1,560)
Loss for the year	-	-	-	-	93,257	93,257

Balance - December 31, 2007	29,638	235,608	(14,393)	(1,349)	267,685	517,189

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

D.	Statements of cash flows

	Year ended December 31,
	2 0 0 8	2 0 0 7

Cash flows - operating activities
Net income for the year	92,443	93,257
Adjustments to reconcile operating
profit to net cash provided by
operating activities (Appendix A)	33,544	77,757

Net cash generated by operating activities	125,987	171,014

Cash flows - investing activities
Acquisition of property plant and equipment	(30,356)	(28,036)
Proceeds from disposal of Property
plant and equipment	326	7
Capital notes and loans to subsidiary	(146,846)	(149,551)
Interest received	153	140

Net cash used in investing activities	(176,723)	(177,440)

Cash flows - financing activities
Borrowings received	82,947	-
Short-term bank credit	(30,730)	15,460
Interest paid	(7,187)	(3,402)

Net cash
used in financing activities	45,030	12,058

Net increase in cash and cash equivalents	(5,706)	5,632
Cash and cash equivalents - beginning of year	6,990	1,358
Effects of exchange rate changes on the
balance of cash held in foreign currencies	-

Cash and cash equivalents - end of year	1,284	6,990

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 26	–	SEPERATE CONDENSED FINANCIAL STATEMENT OF THE COMPANY (Cont.)

D.	Statements of cash flows (Cont.)

		Year ended December 31,
		2 0 0 8	2 0 0 7

A.	Adjustments to reconcile operating
	profit to net cash provided by
	operating activities

	Finance expenses paid, net.	7,034	3,262
	Taxes on income recognized in profit and loss	32,205	29,266
	Depreciation and amortization	21,258	18,910
	Capital loss on disposal of property, plant and equipment	2,875	663
	Effect of discounting capital note to shareholder	(1,560)	(1,560)

	Changes in assets and liabilities:
	Decrease (Increase) in trade receivables	(105,953)	610
	Decrease (Increase) in other current assets	(1,859)	(8,246)
	Increase in inventories	(32,446)	(1,995)
	Increase in trade payables	43,418	31,419
	Net change in balances with related parties	91,440	34,940
	Increase in other payables and accrued expenses	8,740	(1,734)
	Change in employee benefit obligations, net	2,125	5,669

		67,277	111,204

	Income taxes received	-	-
	Income taxes paid	(33,733)	(33,447)

		33,544	77,757

NOTE 26	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS

A.	General

Following the publication of Accounting Standard No. 29, “the Adoption of International Financial Reporting Standards (IFRS)” in July 2006, the Company adopted IFRS starting January 1, 2008.

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

A.	General (Cont.)

Under the opening balance sheet, the Company performed the following reconciliations:

—	Recognition of all assets and liabilities whose recognition is required by IFRS.

—	De-recognition of assets and liabilities if IFRS do not permit such recognition.

—	Classification of assets, liabilities and components of equity according to IFRS.

—	Application of IFRS in the measurement of all recognized assets and liabilities.

IFRS 1 states that all IFRS shall be adopted retroactively for the opening balance sheet. At the same time, IFRS 1 includes 14 reliefs, in respect of which the mandatory retroactive

Implementation does not apply. As to the reliefs implemented by the Company, see section F below.

Changes in the accounting policy which the Company implemented retroactively in the opening balance sheet under IFRS, compared to the accounting policy in accordance with Generally Accepted Accounting Principles in Israel, were recognized directly under Retained Earnings or another item of Shareholders’ Equity, as the case may be.

The IFRS standards that will be in force or that may be adopted in the financial statements for the year ended December 31, 2008 are subject to changes and the publication of additional clarifications. Consequently, the financial reporting standards that shall be applied to the represented periods will be determined finally only upon preparation of the first financial statements according to IFRS, as at December 31, 2008.

Listed below are the Company’s consolidated balance sheets as of January 1, 2007, and December 31, 2007, the consolidated statement of income for the year ended on December 31, 2007 and the shareholders’ equity as of January 1, 2007and December 31, 2007 prepared in accordance with International Accounting Standards. In addition, the table presents the material reconciliations required for the transition from reporting under Israeli GAAP to reporting under IFRS.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS

		December 31, 2007
		Israeli GAAP		Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents			23,082	-	23,082
Trade receivables		(*)	263,879	-	263,879
Inventories			184,424	-	184,424
Current tax assets	F2		-	12,219	12,219
Other current assets	F1, F2	(*)	35,575	(27,556)	8,019

			506,960	(15,337)	491,623

Non-Current Assets
Capital note of shareholder	F7		32,770	(1,560)	31,210
VAT Receivable			43,317	-	43,317
Property plant and equipment	F3		314,853	(4,485)	310,368
Goodwill			24,495	-	24,495
Prepaid expenses for operating lease	F3		-	2,022	2,022
Deferred tax assets	F1, F4		5,261	5,984	11,245

			420,696	1,961	422,657

			927,656	(13,376)	914,280

Current Liabilities
Borrowings			155,302	-	155,302
Trade payables		(*)	262,304	-	262,304
Employee benefit obligations			-	1,473	1,473
Current tax liabilities			-	2,260	2,260
Other payables and accrued expenses	F2, F4	(*)	61,172	(24,263)	36,909

			478,778	(20,530)	458,248

Non-Current Liabilities
Employee benefit obligations	F4		3,402	11,964	15,366
Deferred tax liabilities	F3		40,333	(603)	39,730

			43,735	11,361	55,096

Capital and reserves
Issued capital			265,246	-	265,246
Reserves			(8,106)	-	(8,106)
Retained earnings			148,003	(4,207)	143,796

			405,143	(4,207)	400,936

			927,656	(13,376)	914,280

(*)	Reclassified.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

B.	Reconciliation of balance sheets from Israeli GAAP to IFRS (Cont.)

		January 1, 2007
		Israeli GAAP	Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Current Assets
Cash and cash equivalents		7,190	-	7,190
Trade receivables		263,126	-	263,126
Inventories		172,709	-	172,709
Current tax assets	F2	-	10,471	10,471
Other current assets	F1, F2	27,576	(17,112)	10,464

		470,601	(6,641)	463,960

Non-Current Assets
Capital note of shareholder	F7	32,770	(1,560)	31,210
VAT Receivable		26,170	-	26,170
Property plant and equipment	F3	299,294	(4,485)	294,809
Goodwill		22,338	-	22,338
Prepaid expenses for operating lease	F3	-	2,151	2,151
Deferred tax assets	F1, F4	30,788	6,816	37,604

		411,360	2,922	414,282

		881,961	(3,719)	878,242

Current Liabilities
Borrowings		152,856	-	152,856
Trade payables		204,936	-	204,936
Current tax liabilities	F2	-	11,303	11,303
Other payables and accrued expenses	F2, F4	58,040	(12,249)	45,791

		415,832	(946)	414,886

Non-Current Liabilities
Employee benefit obligations	F4	-	1,799	1,799
Deferred tax liabilities	F3	35,364	(572)	34,792

		35,364	1,227	36,591

Capital and reserves
Issued capital		259,791	-	259,791
Reserves		(14,469)	-	(14,469)
Retained earnings		185,443	(4,000)	181,443

		430,765	(4,000)	426,765

		881,961	(3,719)	878,242

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

C.	Reconciliation of Income Statements from Israeli GAAP to IFRS

		Year ended December 31, 2007
		Israeli GAAP		Effect of Transition to IFRS	IFRS
	Note	NIS in thousands

Revenue			1,375,674	-	1,375,674
Cost of sales	F3, F4, F6		968,374	220	968,594

Gross profit			407,300	(220)	407,080

Operating costs and expenses
Selling and marketing expenses	F4	(*)	286,009	33	286,042
General and Administrative expenses	F4	(*)	59,569	19	59,588

Operating profit			61,722	(272)	61,450
Finance expenses	F5		(29,097)	(230)	(29,327)
Finance income	F5, F7		-	1,790	1,790

Other income (expenses), net	F6		5	(5)	-

Profit before tax			32,630	1,283	33,913
Income tax charge			(64,615)	70	(64,545)

Profit (loss) for the period			(31,985)	1,353	(30,632)

(*)	Reclassified

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of December 31, 2007

Israeli GAAP		29,638	235,608	(6,757)	(1,349)	148,003	405,143

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(787)	(787)
Amortization of pre-paid
expenses in respect of lease of land	F3	-	-	-	-	(1,860)	(1,860)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

D.	Capital and Reserves Reconciliation (Cont.)

		Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total
	Note	NIS in thousands

As of January 1, 2007

Israeli GAAP		29,638	230,153	(14,393)	(76)	185,443	430,765

Effect of Transition to IFRS:
Employee benefits net of tax effects	F4	-	-	-	-	(678)	(678)
Amortization of pre-paid expenses in respect of lease of land	F3	-	-	-	-	(1,762)	(1,762)
Movement in capital note revaluation reserve	F7	-	-	-	-	(1,560)	(1,560)

Under IFRS rules		29,638	230,153	(14,393)	(76)	181,443	426,765

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

E.	Statement of cash flows reconciliation

(1)	Classification of Interest Received

In accordance with generally accepted accounting principles in Israel, Interest received was classified as cash flows provided from operating activity.

Pursuant to IAS 7, Interest received can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

A sum of NIS 720 thousand was classified as cash flow provided by investing activities for the year ended December 31, 2007.

(2)	Classification of Interest paid

In accordance with generally accepted accounting principles in Israel, Interest paid was classified as cash flows used for operating activities.

Pursuant to IAS 7, Interest paid can be classified as cash flows provided from operating activities or cash flows provided by investing activities.

A sum of NIS 27,291 thousand was classified as cash flow used for financing activities for the year ended December 31, 2007.

(3)	Classification of Foreign currency translation

In accordance with the generally accepted accounting principles in Israel, the effect of exchange rate differences on cash and cash equivalents held in foreign currency are presented as cash flow from operating activities, and the effect of exchange rate differences due to cash balances in foreign autonomous Subsidiary are presented separately in the statement of cash flow.

In accordance with the IFRS, the effect of exchange rate differences on cash and cash equivalents held in foreign currency are presented as an adjustment to beginning cash balance and ending cash balance.

As a result, a sum of NIS 678 thousand was classified as “Effects of exchange rate differences on the balance of cash held in foreign currencies for the year ended December 31, 2007.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information

(1)	Deferred Taxes

In accordance with generally accepted accounting principles in Israel, deferred tax assets or liabilities were classified as current assets or liabilities depending on the classification of the assets in respect of which they were created.

Pursuant to IAS 1, deferred tax assets or liabilities are classified as non-current assets or liabilities, respectively.

Consequently, amounts of NIS 6,641 thousand and NIS 5,770 thousand which were previously presented under accounts receivable were reclassified to deferred taxes under non-current taxes as of January 1, 2007and December 31, 2007 respectively.

(2)	Current Taxes

In accordance with generally accepted accounting principles in Israel, current tax assets or liabilities were classified as other current assets or liabilities.

Pursuant to IAS 1, current tax assets or liabilities are classified as a separate balance in the balance sheet.

Consequently, amounts of NIS 10,471 thousand and NIS 21,786 thousand which were previously presented under other current assets were reclassified to current tax assets as of January 1, 2007and December 31, 2007 respectively. Amounts of NIS 11,303 thousand and NIS 11,827 thousand which were previously presented under other current liabilities were reclassified to current tax liabilities as of January 1, 2007and December 31, 2007 respectively.

(3)	Land leased from the Israel Land Administration

In accordance with generally accepted accounting principles in Israel, land leased from the Israel Land Administration, was classified as property, plant and equipment and included in the amount of the capitalized leasing fees that were paid. The amount paid was not depreciated.

Pursuant to IAS 17, “Lease”, land lease arrangements, whereunder at the end of the leasing period, the land is not transferred to the lessor, are classified as operating lease arrangements. As a result, the Company’s lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company’s balance sheet as lease receivables in respect of lease, and amortized over the remaining period of the lease.

Consequently, the lease receivables balance in respect of an operating lease increased by NIS 1,894 thousand and by NIS 2,022 thousand and the balance of property, plant and equipment decreased by NIS 4,600 thousand. The change was partly carried to retained earnings in the amounts of NIS 1,762 thousand and NIS 1,860 thousand and partly against deferred taxes in the amounts of NIS 572 thousand and NIS 603 thousand on January 1, 2007and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(4)	Employee Benefits

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

The impact of the aforesaid on the balance sheet is decrease in other payables and accrued expenses due to unutilized vacation pay in the amounts of NIS 946 thousand and NIS 898 thousand and an increase in respect of employee benefit obligation in the amounts of NIS 1,799 thousand and NIS 1,899 thousand as of January 1, 2007 and December 31, 2007, respectively.

The change was partly carried to retained earnings in the amounts of NIS 678 thousand and NIS 787 thousand and partly against deferred taxes in the amounts of NIS 175 thousand and NIS 214 thousand on January 1, 2007 and on December 31, 2007, respectively.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

F.	Additional information (Cont.)

(5)	Financial Income and Expenses

In accordance with generally accepted accounting principles in Israel, financing income and expenses are presented under the statement of income in one amount.

Pursuant to IAS 1, financing income and expenses should be presented separately.

Financing expenses in the amount of NIS 29,327 thousand and financing income in the amount of NIS 1,790 thousand were presented in the income statement for the year ended December 31, 2007.

(6)	Other Income and Expenses

In accordance with generally accepted accounting principles in Israel, other income and expenses are presented in the income statements after the Operating profit.

Pursuant to IAS 1, other income and expenses should be presented as a part of Gross profit or / and as a part of Operating costs and expenses.

Other income in the amount of NIS 5 thousand were classified as cost of sales in the income statements for the year ended December 31, 2007.

(7)	Capital note of shareholder

In accordance with generally accepted accounting principles in Israel, the capital note to Hadera Paper was stated at nominal value and not capitalized.

Pursuant to IAS 32 and IAS 39 the capital note to Hadera Paper is considered financial asset and need to be measured at amortized cost using the effective interest method, less any impairment.

Consequently, the capital note balance decreased by NIS 1,560 thousand as of January 1, 2007and December 31, 2007. The retained earnings decreased in the same amounts respectively. Finance income was increased in the amounts of NIS 1,560 thousand for the year ended December 31, 2007.

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company

IFRS 1 includes several reliefs, in respect of which the mandatory retroactive implementation does not apply. The Company elected to adopt in its opening balance sheet under IFRS as of January 1, 2007 (hereinafter: “the opening balance sheet”) the reliefs with regards to:

(1)	Business Combinations, in accordance to the relief, the Company chose not to retroactively implement the provisions of IFRS 3 regarding to business combination which occurred before January 1, 2007.

Consequently goodwill and adjustments due to fair value of subsidiaries that where acquired before January 1, 2007 is treated in accordance to generally accepted accounting principles in Israel.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008

NOTE 27	–	DISCLOSURE REGARDING THE ADOPTION OF IFRS (Cont.)

G.	Reliefs with respect to the retroactive implementation of IFRS adopted by the Company (cont.)

(2)	IFRS 1 allows to measure fixed assets, as of the transition date, or before it, based on revaluation that was carried out in accordance to prior accounting principles, as deemed cost, on the time of the revaluation, if the revaluation was comparable in general, to the cost or to the cost net of accumulated depreciation according to the IFRS standards, adjusted to changes such as changes in the CPI.

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