Form 20-F
period 2009-12-31
Hadera Paper Ltd
filed 2010-06-16
CIK 5337

As filed with the Securities and Exchange Commission on June 16, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended on December 31, 2009

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-04212

HADERA PAPER LTD.

(Exact name of registrant as specified in its charter)

N/A (Translation of Registrant’s name into English)	Israel (Jurisdiction of incorporation or organization)

P.O. Box 142, Hadera 38101, Israel
(Address of principal executive offices)

Lea Katz. Adv., Corporate Secretary, Tel: 972-4-6349408, Fax: 972-4-6339740. Industrial Zone, Hadera, Israel.
(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares par value NIS 0.01 per share	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,060,872 Ordinary Shares, NIS 0.01 par value per share, as of December 31, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☑ No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

Yes ☑  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non- accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer ☐	Accelerated filer ☑	Non- accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐
International Financing Reporting Standards as issued by the International Accounting Standards Board ☑
Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☑ No

i

CERTAIN DEFINED TERMS

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise provided, references to “Hadera Paper”, “Company”, “we”, “us” and “our” refer to Hadera Paper Ltd. and its subsidiaries and references to the “Group” refers to Hadera Paper Ltd., its subsidiaries and associated companies. The terms “euro”, “EUR”, or “€” refer to the common currency of the member states of the European Union, “NIS” refers to New Israeli Shekel, and “dollar”, “USD” or “$” refers to U.S. dollars.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking” statements, within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Safe Harbor Provisions”).  These are statements that are not historical facts and include statements about our beliefs and expectations.  These statements contain potential risks and uncertainties and actual results may differ significantly.  Forward-looking statements are typically identified by the words “believe”, “expect”, “intend”, “estimate” and similar expressions.  Such statements appear in this Annual Report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers.  Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth below under the caption “Risk Factors” (the Company refers to these factors as “Cautionary Statements”).  Any forward-looking statements contained in this Annual Report speak only as of the date hereof, and the Company cautions potential investors not to place undue reliance on such statements. The Company undertakes no obligation to update or revise any forward-looking statements.  All subsequent written or oral forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the Cautionary Statements.

ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.       Selected Financial Data

The following selected consolidated financial data of the Company and its subsidiaries are derived from our 2009 consolidated financial statements and are set forth below in table format. Our 2009 consolidated financial statements and notes contained elsewhere in this Annual Report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to 2008, our financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).

The consolidated financial statements for the year ended December 31, 2009, 2008, and 2007, were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and associates which were audited by other auditors. Our selected consolidated financial data are presented in NIS.

The selected financial data for the years ended December 31, 2009, 2008, and 2007, which are presented in Table I below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The selected financial data for the years ended December 31, 2006, and 2005, which are presented in Table II below, are derived from our selected financial statements prepared in accordance with Israeli GAAP. The selected financial data for the years ended December 31, 2006, and 2005, which are presented in Table III below, are derived from our selected financial statements prepared in accordance with U.S. GAAP.

TABLE I	Selected Financial Data in accordance with IFRS

Year Ended December 31,
	2009	2008	2007
Income Statement Data:	(In thousands of NIS, except per share amounts)
Sales	891,995	673,484	583,650
Income from ordinary operations	15,587	35,351	71,109
Share in profits of associated companies, net	87,359	51,315	856
Net income	91,748	67,960	31,535
Selected Balance Sheet Data:
Total assets	2,316,325	2,044,094	1,319,915
Fixed assets	1,126,360	767,542	405,231
Long-term debt	697,617	676,034	186,261
Shareholders’ equity	858,429	757,629	669,971
Per Share Data:
Shares outstanding at end of year	5,060,788	5,060,774	4,132,728
Amount in NIS	50,608	50,608	41,327
Net income per NIS 1 par value:
Primary attributed to company shareholders	18.03	13.77	7.63
Fully diluted attributed to company shareholders	18.03	13.77	7.62

TABLE II	Selected Financial Data in accordance with Israeli GAAP

	Year Ended December 31,
Income Statement Data:	2006	2005
	(In thousands of NIS, except per share amounts)
Sales	530,109	482,461
Income from ordinary operations	50,501	43,338
Share in profits (losses) of associated companies, net	**(26,202)	16,414
Net income	1 13,330	1 45,715
Selected Balance Sheet Data:
Total assets	1,173,287	1,155,758
Fixed assets	400,823	379,934
Long-term debt	256,290	260,581
Shareholders’ equity	430,842	523,384
Per Share Data:
Shares outstanding at end of year	4,032,723	4,002,205
Amount in NIS	40,327	40,022
Net income per NIS 1 par value:
Primary attributed to company shareholders	3.31	11.43
Fully diluted attributed to company shareholders	3.28	11.35
Dividend declared per share	2 24.85	*2 24.99

*	Consists of two dividends that were declared in 2005 (see footnote 2 below).

**	Amount does not include the cumulative effect of a change in the accounting policy of an associated company (NIS 461 thousand).

1
The net income includes losses in the year 2005, in the sum of NIS 10,000 thousand (representing other than temporary impairment of investment in associated companies). Net income in the year 2005 includes gains of NIS 14,440 thousand, originating from certain tax benefits.

2
Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005. An additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006. A dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

TABLE III	Selected Financial Data in accordance with U,S GAAP

	Year ended December 31
	2006	2005
	(In thousands of re-measured NIS, except per share amounts)
Sales	530,109	482,461
Income from ordinary operations	76,917	63,258
Share in profits (losses) of associated companies, net	(19,686)	8,193
Net income	123,909	141,861
Total assets	1,123,964	1,097,543
Fixed assets	362,539	340,914
Long-term debt	257,075	260,581
Shareholders’ equity	374,768	461,406
Per Share Data:
Shares outstanding at end of year	4,032,723	4,002,205
Share outstanding to compute:
Basic net income per share	4,025,181	3,999,910
Diluted net income per share	4,055,628	4,051,610
Amount in NIS	40,327	40,022
Net income per share (re-measured NIS)
Basic	5.94	10.47
Diluted	5.89	10.33
Dividend declared per share	224.85	**224.99

**	Consists of two dividends that were declared in 2005 (see footnote 2 below).

1
The net income includes losses in the year 2005, in the sum of NIS 10,000 thousand (representing other than temporary impairment of investment in associated companies). Net income in the year 2005 includes gains of NIS 14,440 thousand, originating from certain tax benefits.

2
Dividend for 2005 in the sum of NIS 12.50 per share ($2.71 per share) was declared in August 2005 and paid in September 2005. An additional dividend for 2005 in the sum of NIS 12.49 per share ($2.71 per share) was declared in December 2005 and paid in January 2006. A dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.819 to the dollar on June 15, 2010. The high and low exchange rates between the NIS and the U.S. dollar during the six months from December 2009 through May 2010, including the partial month of June 2010, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =
June 2010 (until June 15, 2010)	3.884 NIS	3.819 NIS
May 2010	3.870 NIS	3.730 NIS
April 2010	3.749 NIS	3.682 NIS
March 2010	3.787 NIS	3.713 NIS
February 2010	3.796 NIS	3.704 NIS
January 2010	3.765 NIS	3.667 NIS
December 2009	3.815 NIS	3.772 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2010 – March 31, 2010	3.734 NIS/$1
January 1, 2009 – December 31, 2009	3.933 NIS/$1
January 1, 2008 – December 31, 2008	3.588 NIS/$1
January 1, 2007 – December 31, 2007	4.108 NIS/$1
January 1, 2006 – December 31, 2006	4.456 NIS/$1
January 1, 2005 – December 31, 2005	4.488 NIS/$1

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reason for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Macro-economic risk factors

A slowdown in the market may result in a reduction of profitability.

An economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the Company and the Group. In September 2008, a significant additional upheaval took place in global financial markets, with the collapse of several very large financial entities in the United States and several other countries. The escalation of said crisis adversely affected the global capital markets, created downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and resulted in the worsening of the credit crunch that ensued the subprime mortgage crisis. Alongside said global financial crisis, several events occurred in the Israeli economy over the past several months, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS, as well as high inflation rates in the local economy.

The trend of economic recovery continued in 2010 in most financial and real markets. Nevertheless, the financial crisis and its implications continue to have an impact, primarily on the eurobloc, that is still characterized by economic instability. The indications of the crisis and its implications are causing significant fluctuations in financial markets, including the prices of securities, bonds and currency exchange rates, coupled with a continuing credit shortage among certain firms and certain countries, and to a great uncertainty in the economic activity.

As at the date of this Annual Report, it appears to be impossible to predict whether the economic implications of the said crisis have ended, despite the initial signs of recovery in the global and local economy.

An economic slowdown in Israel or globally, or a persistent recession and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the Company and the group's companies. In addition, these circumstances could reduce the demand for the Company’s products, and as a result adversary affects sales, financial results and profitability.

Notwithstanding the aforementioned, the global paper industry is historically a cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its extra production at relatively low prices at “cost plus” (i.e. covering the variable cost plus a certain contribution toward fixed costs).

We are exposed to exchange rate fluctuations.

The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Approximately half of the Company’s sales are denominated in U.S. dollars, whereas a significant share of its expenses and liabilities are denominated in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the U.S. dollar.

The abovementioned exposure includes economic exposure on account of surplus proceeds on payments in foreign currency or linked thereto, and accounting exposure on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities

Pursuant to the purchase of equipment to be used in the new machine for the manufacture of packaging paper also known as Machine 8, whose prices are denominated in euros, as of December 31, 2009, the Company has entered into force transactions on the euro in the aggregate amount of €11.5 million, to hedge against the cash flows in connection with the satisfaction of payments for the acquisition of the fixed assets acquired from the equipment vendors of Machine 8.

It should be noted that with respect to the aggregate level that includes associated companies, the currency exposure is limited.

Future legal restriction may negatively affect the results of operations.

Our activities and the activities of our subsidiaries and associated companies are confined by legal constraints (such as government policy on various subjects, different requirements made by the authorities supervising environmental regulations and governmental decisions to raise minimum wages). These restrictions may affect our results of operations.

We are exposed to interest rate risks.

The Company is exposed to changes in interest rates, primarily in respect of bonds it has issued in aggregate the amount of NIS 565 million, as of December 31, 2009.

Any future rise in the inflation rate may negatively affect business.

Since the Company has significant excess liabilities linked to the Israeli Consumer Price Index, or CPI, primarily in respect of bonds issued by the Company, in the aggregate amount of NIS 356million, a high inflation rate may cause significant financing expenses. The Company occasionally enters into hedging transactions to cover said exposure on account of the liabilities. The Company is examining the cost of hedging as opposed to the relevant exposure and is operating accordingly to hedge the risk.

A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the consumer price index.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the aggregate amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The Company regularly monitors quoted prices for covering its exposure and in the event that these will be reasonable, the Company will enter into the relevant hedging transactions.

The Company also benefits from natural hedging due to the current debt of an associated company that is linked to the CPI.

Risk factors relating to the Company

We are exposed to increases in the cost of raw materials.

The increase in the activity of the paper machines, which are based on paper waste as a recycled fiber, required an increase of the paper collection volume to be used as raw material for production in the paper production sector, and location of more extensive collection sources. Consequently, upon the commencement of the operation of Machine 8, the Company required twice as much paper waste as it did beforehand. The absence of sufficient paper waste volume for production would impact the Company’s capacity to produce sufficient packaging paper.

The non-enforcement of the Collection and Evacuation of Waste for Recycling Act, 5753-1993 (the “Recycling Act”), which mandates waste recycling, would make it more difficult to obtain alternative sources for raw materials at a competitive cost. Nevertheless, approval of the Protection of Cleanliness Law, 5744-1984 (the “Cleanliness Law”) in January 2007, which imposes a landfill levy on waste, may bring about, if effectively enforced, some improvement in the paper waste collection capacity, according to Company estimate.

As to the prices of raw materials, primarily paper, which is a material component in the production cost of cardboard, and inputs, such as energy, electricity, transportation and starch, rise, the profitability of the Company may be adversely affected.

There is an exposure in the associated companies resulting from fluctuation of prices of raw material and of the imported products, which arrive to Israel without tariffs or entrance barriers. Exceptional price increase of raw materials and imported products may have an adversary affect on these companies’ profitability.

We face significant competition in the markets we operate in.

The Company operates in the packaging paper, products and office supplies industries, both of which are highly competitive. In the packaging paper industry, the Company faces competition from imported paper.  In the office equipment sector, the Company faces competition from many suppliers that operate in the Company’s markets. The Company also faces completion from paper waster collectors operating in Israel, of which, to the best of the Company’s knowledge, two collectors have a significant market share. The associated companies are also exposed to competition in all of their operations.  This competition may adversely affect the future results.

For further information, see “Item 4.B – Business Overview – Competition”.

We face risks relating to account receivables.

Most of the sales of the Company and its associated companies are made to many customers in Israel, with some sales being made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. The Company and its associated companies regularly examine the quality of accounts receivable in order to determine the sum of provision that is required for doubtful debts, especially in view of the lessons learned from the global financial crisis. The Company and its associated companies’ exposure to accounts receivable risk is measured according to the quality of the client and volume of the exposure thereto in terms of the total credit.  The financial statements reflect appropriate provisions for doubtful debt.

Operations in Turkey may suffer as a result of the Turkish economy.

The Company is exposed to various risks among them political risks, related to its operations in Turkey which are conducted through Hogla-Kimberly Ltd., or H-K, which operates through a Turkish subsidiary, Kimberly–Clark Tuketim Mallari Sanayi Ve Ticaret A.S, also known as Kimberly-Clark Turkey, or KCTR. Over the last few years there has been greater stability in the Turkish market and H-K estimates that the main risk associated with the Turkish market involves economic instability and elevated inflation rates that previously characterized the Turkish economy, and could potentially return and negatively affect KCTR’s operations. However, in light of the nature of products in the non-food disposable consumer goods market, which is a relatively stable market, that is only slightly affected by the overall level of economic activity.

The demand for Mondi Hadera Paper Ltd.’s products and its expenses may suffer as a result of macro-economic and sector specific risk factors.

An economic slowdown in the global market or Israeli market, can potentially cause a decline in the demand for the type of products that Mondi Hadera Paper Ltd., or Mondi, produces or imports, while increasing the competition from imports, thereby causing a decline in Mondi sales and harming its profitability.

A high inflation rate may impact Mondi’s payroll expenses, which are adjusted over time to changes in the CPI.

Approximately 50% of sales to Mondi’s customers are made in U.S. dollars or linked thereto, while the remainder is in NIS. A devaluation of the U.S. dollar (lower exchange rate) may lead to a decline in NIS-denominated sale prices, due to competing imports. Furthermore, the price of pulp and of some additional raw materials, which comprise a material share of Mondi's production costs, are denominated in U.S. dollar. Accordingly, significant changes in the exchange rate may impact Mondi’s results and profitability.

Mondi is dependent upon Omya Shefaya Ltd., the supplier of chemical agent named precipitated calcium carbonate PCC.

For additional information regarding Mondi, see “Item 4.B – Business Overview – Mondi Hadera Paper Ltd.”.

We face risks associated with receiving credit from banks.

The Company forms part of the IDB Group and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which includes, amongst other things, limits to the volume of loans an Israeli bank can issue to a single borrower; a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” at a bank corporation. IDB Development Corporation Ltd., an entity within the IDB Group, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the Group’s ability to borrow additional sums from Israeli banks and to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

For further information, see “Item 11 – Quantitative and Qualitative Disclosure about Market Risk”.

We face risks associated with environmental protection.

Requirements of the Ministry of Environmental Protection with regard to this sector and its facilities require the Company to allocate significant financial resources to this issue. These requirements may expand and proliferate due to increasing awareness toward environmental protection and developing regulation in this area, which may force the Company to allocate further financial resources associated with this operating sector.

Risk related to our paper and recycling business

We are dependent on a single supplier of natural gas.

In our paper and recycling operations, we are dependent on our current supplier of natural gas Yam Tethys for the supply of natural gas to our facility in Hadera.  If our agreement with Yam Tethys is terminated, we would be required to contract with natural gas suppliers such as East Mediterranean Gas (EMG) or to convert back to fuel oil, which, as of the date of this Annual Report, is significantly more expensive than natural gas.

We are dependent on the transporter of natural gas to our plant in Hadera.

In October 2007, we converted our energy-generation systems, currently based on heavy fuel oil, to natural gas. The termination of the agreement by the natural gas transporter with us for the transport of natural gas that we use at our facility in Hadera could have a material adverse effect on our operations.

For further information, see “Item 10.C – Material Contracts”.

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 5748-1988, in the market for the manufacture and marketing of packaging paper. Under Israeli law, a monopoly is prohibited from taking certain actions, and the Commissioner of the Israeli Antitrust Authority has the right to intervene in matters that may adversely affect the public, including imposing business restrictions on a company declared a monopoly, including supervision of prices charged. The Israeli Antitrust Authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition. Notwithstanding the aforementioned, the Israeli Antitrust Authority had not intervened and/or imposed any restrictions upon us with regards to our declaration as a monopoly. Restraints on our operations as a result of being considered a monopoly in Israel may negatively affect our financial results in the manufacture and marketing of packaging paper activity   The Company recently submitted a request to the Antitrust Authority to rescind its monopoly status in the sector of packaging paper in rolls and sheets, as mentioned above, since the Company believes it is not actually a monopoly in this sector.

The financial results of the Company’s operating sector may be affected by centralization.

The production operations of the Company’s operating sector are concentrated in a limited number of sites. Impact on one or more of the production and/or distribution sites may materially impact the financial results of this operating sector.

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

Certain aspects of our manufacturing operations are subject to a wide range of general and industry-specific environmental, and safety laws and regulations, which impose a substantial financial burden on our resources, such as stricter environmental protection regulations and government decisions concerning the raising of minimum wages. Furthermore, non-enforcement of regulation concerning waste collection, in accordance with the Cleanliness Law and the Recycling Act, may impact the Company’s capacity to increase paper waste collection.  Such financial expense is likely to increase as the public’s environmental awareness increases and laws and regulations impose additional obligations on us.

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

Our import of products may be affected by a prolonged closing of ports.

The Company imports raw materials and spare parts to serve in the manufacture of its products through the various ports in Israel. The closing of ports in Israel may prevent the import of raw materials and spare parts and may directly impact the Company’s operations. However, since the Company maintains an inventory of raw materials, only a prolonged closing of the ports will have a substantial impact on activity.

We are dependant on a limited number of customers in Israel.

We depend on a limited number of customers for finished goods in packaging paper in Israel. However, since we have the advantage of being a local producer in Israel, we may be able to limit the effects caused by a loss of a local customer.

Sales to export customers are conducted through foreign sales agents. Since these agents are not the end customer, they may be replaced within relatively short periods of time and the dependence on them is therefore lower.

Risk related to our office supplies business

We are dependent on continued success in securing large tenders.

The office supplies activity of the Company is conducted through securing large-scale tenders for defined and fixed periods of time. We cannot assure you that in the future we and/or our subsidiaries will continue to be successful at securing these tenders. If we and/or our subsidiaries are unsuccessful in continually securing certain large-scale tenders, this may negatively impact our sales volume which, in turn, may adversely affect our profitability in the office supplies sector of our business.

We are dependent on the ability of a wholly-owned subsidiary to maintain its current status as an exclusive distributor of certain international brands of office supplies.

Graffiti Office Supplies & Paper Marketing Ltd., or Graffiti, our wholly owned subsidiary, through Atar Marketing Office Supplies Ltd., or Atar, which is also a wholly owned subsidiary of ours, is the exclusive distributor of a number of international brands in the office supplies industry. If we were to lose exclusivity regarding one or more of these brands, this could adversely affect our profitability in this field.

Risks relating to our location in Israel

Political, economic, and security conditions in Israel affect our operations and may limit our ability to produce and sell our products or provide our services.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and our principal manufacturing facilities. Specifically, we could be materially and adversely affected by:

▪        any major hostilities involving Israel;

▪        a full or partial mobilization of the reserve forces of the Israeli army;

▪        the interruption or curtailment of trade between Israel and its present trading partners; or

▪        a significant downturn in the economic or financial condition of Israel.

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

Furthermore, an economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside Israel could have an adverse effect on the financial situation of the Company and the Group’s companies. In addition, these circumstances could reduce the demand for the Company’s products, and as a result adversely affect sales, financial results and profitability.

Risks relating to our ordinary shares

Our ordinary shares are listed for trade on more than one stock exchange, and this may result in price variations.

Our ordinary shares are listed for trading on NYSE Amex and on the Tel Aviv Stock Exchange, or TASE. This may result in price variations. Our ordinary shares are traded on these markets in different currencies, U.S. dollars on NYSE Amex and New Israeli Shekels on TASE. These markets have different opening times and close on different days. Different trading times and differences in exchange rates, among other factors, may result in our shares being traded at a price differential on these two markets. In addition, market influences in one market may influence the price at which our shares are traded on the other.

Any shareholder with a cause of action against us as a result of buying, selling or holding our ordinary shares may have difficulty asserting a claim under U.S. securities laws or enforcing a U.S. judgment against us or our officers, directors or Israeli auditors.

We are organized under the laws of the State of Israel, and we maintain most of our operations in Israel. Most of our officers and directors as well as our Israeli auditors reside outside of the United States and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, if you wish to enforce a judgment obtained in the United States against us, or our officers, directors and auditors, you will probably have to file a claim in an Israeli court. Additionally, you might not be able to bring civil actions under U.S. securities laws if you file a lawsuit in Israel. We have been advised by our Israeli counsel that Israeli courts generally enforce a final executor judgment of a U.S. court for liquidated amounts in civil matters after a hearing in Israel. If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency. However, payment in the local currency of the country where the foreign judgment was given shall be acceptable, subject to applicable foreign currency restrictions.

ITEM 4.  INFORMATION ON THE COMPANY

A.    History and Development of the Company

Hadera Paper Ltd. (formerly, American Israeli Paper Mills Ltd.) was incorporated in 1951 under the laws of the State of Israel, and, together with its subsidiaries and associated companies is Israel’s largest manufacturer of paper and paper products.

The Company’s principal executive offices and registered offices are located at 1 Meizer St., Industrial Zone, P.O. Box 142, 38108, Hadera, Israel.  The Company’s telephone number is (972-4) 634-9349, and its facsimile number is (972-4) 633-9740. The Company’s agent for service in the U.S is American Stock Transfer & Trust Company, address: 59 Maiden Lane, New York N.Y. 10007, telephone number:  (718) 921-8200.

The Group has participated in several joint ventures as follows:

1.        In July 1992, the Group purchased 25% of the outstanding share capital of Carmel Container Systems Ltd., or Carmel, a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products.  On June 1, 2007 Carmel preformed a repurchase of its own shares, and as a result, the Company’s holding in Carmel increased to 36.2% of the outstanding share capital of Carmel. In August 2008, a transaction was completed for the acquisition of shares of Carmel, pursuant to an agreement entered into on July 10, 2008, whereby the Company acquired shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “as-is” and the transaction closed subsequent to receiving the approval of the Israel Antitrust Authority, which was a pre-condition for said closing. Upon conclusion of the transaction and as of August 24, 2008, 2010, the Company holds approximately 89.3% of Carmel outstanding share capital. Commencing September 1, 2008, the financial statements of Carmel and those of Frenkel CD Ltd., or Frenkel CD, have been consolidated with the Company’s financial statements. For the impact of the acquisition of Carmel shares on the Company, see Note 15 of our consolidated financial statements contained elsewhere in this Annual Report. Carmel shares were traded on the NYSE Amex before it was delisted and deregistrated in 2005.

2.        In 1996, Kimberly-Clark Ltd., or K-C, acquired 49.9% of the outstanding share capital of Hogla Ltd., a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd. H-K is engaged in the production and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products.  The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer H-K access to international markets. In 1999, H-K purchased “Ovisan”, which was renamed Kimberly–Clark Tuketim Mallari Sanayi Ve Ticaret A.S, also known as Kimberly-Clark Turkey, or KCTR, a Turkish manufacturer and marketer of diapers and paper products. On March 31, 2000, K-C increased its holdings in H-K to 50.1%. As a result, since the second quarter of 2000, H-K is no longer consolidated within the Company’s financial statements, and the Company’s holdings in H-K are included in the Company’s financial statements under profits of associated companies.

3.        Effective January 1, 2000, the Company entered into a joint venture agreement (for the purpose of this paragraph, the “Agreement”) with an Austrian company, Neusiedler AG, which later changed its name to Mondi Business Paper, or MBP, pursuant to which MBP acquired 50.1% of the Company’s printing and writing paper operations which was separated from the Company upon the completion of this transaction and was sold to Neusiedler Hadera Paper, or NHP, a subsidiary that was established for this purpose, of which MBP acquired 50.1%. In 2004, NHP was renamed Mondi Business Hadera Paper Ltd., and was again renamed in February 2008 and is now called Mondi Hadera Paper Ltd. In accordance with the Agreement, MBP was granted the option, exercisable up to an unlimited time, by which MBP is allowed to sell its holdings in Mondi to the Company in consideration of a price 20% lower than Mondi’s actual value.  According to the Agreement, Mondi’s value will be determined according to a valuation that will not be less than the minimal amount set forth in the Agreement. In oral understandings reached between senior officers of the Company and MBP in proximity to the entry into the Agreement, MBP agreed to exercise the option only in exceptional circumstances, such as those that may paralyze production in Israel for long periods of time. In view of the extended period which has elapsed since the date of such understandings and due to changes in the management of MBP, the Company has chosen to take a conservative approach, and, accordingly, to reflect the economic value of the option in the context of the transition to reporting according to international standards. See also Note 5(b)(3) of our consolidated financial statements contained elsewhere in this Annual Report.

4.        Amnir Recycling Industries Ltd., or Amnir, a wholly owned subsidiary of the Company, which is engaged in the collection and recycling of paper and plastic waste and in the confidential data destruction business, acquired 20% of Cycle-Tec Recycling Technologies Ltd., or Cycle-Tec, in 1997 and an additional 10% in 1998. Cycle-Tec is a research and development company developing a process for manufacturing high-strength, low-cost composite materials based on recycled post-consumer plastic and paper treated with special chemical additives. As of May 31, 2010, Amnir owned 30.18% of Cycle-Tec.

5.        In 1998, the Company transferred paper waste collection operations from Amnir to Amnir Industries and Environmental Services Ltd., or Amnir Environment, a wholly-owned subsidiary of Amnir. In July 1998, the Company signed an agreement with a strategic partner, Compagnie Generale d’Entreprises Automobiles, or CGEA, for the sale of 51% of the operations of Amnir Environment. The agreement did not apply to Amnir’s operations in collecting and recycling paper and plastic. As of February 13, 2007, the Company is no longer a shareholder in Amnir Environment.

6.        Tri-Wall Containers (Israel) Ltd., or Tri-Wall, a wholly-owned subsidiary of Carmel, that was acquired in 1988 from Koor Foods Ltd. Tri-Wall is engaged in the design, manufacture and marketing of special triple-wall corrugated shipping containers (manufactured by Carmel), with the combination of additional materials, which are designed for the packaging and transportation of products primarily to the high-tech market, bulk shipments, etc. In addition, Tri-Wall manufactures wooden shipping pallets for the local market and for export.

7.        In March 2000, the Company and CGEA entered into an agreement with Tamam Integrated Recycling Industries Ltd., or TMM, and its controlling shareholders.  Through a jointly held company called Barthelemi Holdings Ltd., or Barthelemi, the Company and CGEA acquired from TMM’s controlling shareholders 62.5% of the outstanding share capital of TMM, an Israeli company in the solid waste management field.  Simultaneously, 100% of Amnir Environment’s outstanding share capital was transferred to TMM in consideration of the allocation of 35.3% of the outstanding share capital of TMM to the shareholders of Amnir Environment.  Following the transaction, the Company and CGEA jointly owned 75.74% of the outstanding share capital of TMM. On January 4, 2007, an agreement was signed between the Company and CGEA, according to which the Company sold to CGEA its holdings in Barthelemi and the remainder of its holdings in TMM. The $27 million transaction was completed on February 13, 2007. Pursuant to the consummation of the transaction, the Company is no longer a shareholder in TMM.

8.        In June 2005, C.D. Packaging Systems Ltd. or C.D., a company jointly held by the Company and Carmel, acquired the business activity of Frenkel CD and Sons Ltd., in exchange for an allocation of 44.3% of the shares in C.D. Both C.D and Frenkel CD and Sons Ltd. were engaged in the field of folding boxes, design, production and marketing of consumer goods packaging. In 2006, upon the consummation of the transaction, C.D. was renamed Frenkel CD Ltd., and the Company directly held 27.85% of the outstanding share capital of Frenkel CD. In August 2008, the Company increased its holdings in Carmel, thereby increasing its holdings in Frenkel CD to 28.92% directly and to 25.83% indirectly, via its holdings in Carmel, which currently holds 28.92% of the outstanding share capital of Frenkel CD Commencing September 1, 2008, the Company holds in the aggregate 54.75% of outstanding share capital of Frenkel CD and the financial statements of Carmel and of Frenkel CD were consolidated with those of the Company (directly and indirectly through Carmel).

The current Group structure is as follows:

28.92%
Hogla-
Kimberly
Ltd.(4)
Hadera Paper
Industries
Ltd.
Carmel
Container
Systems
Ltd. (5)
Amnir
Recycling
Industries
Ltd.
Frenkel
CD Ltd.
Attar Marketing
Office Supplies
Ltd.
49.9%
49.9%
89.3%
100%
Hadera Paper Ltd. (1) (2)
100%
Mondi
Hadera
Paper
Ltd.(3)
100%
28.92%
Kimberly -Clark Tuketim
Mallari Sanayi Ve
Ticaret A.S. (Turley)
100%
Cycle-
Tec Ltd.
30.18%
Hadera Paper
Development and
Infrastructure Ltd.
100%
Tri-Wall
Containers
(Israel) Ltd.
100%
100%

Other important events in the development of the Company include:

During 2008, the Company completed the execution of the key agreements for the purchase of major equipment required for a new production system for packaging paper produced from paper and board waste.  The new production system at the Company’s Hadera site, which will have an output capacity of approximately 230 thousand tons per annum, will cost an estimated NIS 690 million (approximately $186 million). The principal equipment for the production system was acquired from leading companies in the world in the field of the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO and Italian company SEEI. For further information, see “Item 10.C - Material Contracts”.

In November 2007, the Company allotted, via a private placement, 1,012,585 ordinary shares which on the allocation date comprised approximately 20% of the Company’s outstanding share capital for a total consideration of NIS 213 million (approximately $57.6 million). Approximately 60% of these shares (607,551 shares) were allotted to shareholders in the Company, Clal Industries Ltd. and Discount Investments Corporation Ltd. (for the purpose of this paragraph, the “Special Offerees”), in accordance with their pro-rata holdings in the Company, and the remaining 40% of these shares (405,034 shares) were offered by way of a tender to institutional and/or private investors (whose number did not exceed 35) (for the purpose of this paragraph, the “Ordinary Offerees”). The share price for Ordinary Offerees, determined by auction, was NIS 210 per share (approximately $56.7). Accordingly, the price per share for Special Offerees, when considering the number of shares offered to Special Offerees, was set at NIS 211.05 (approximately $57.0), or auction share price plus an additional 0.5%.). The consideration received from the allotment of these shares was used for the partial financing of the acquisition of Machine 8. For further information regarding Machine 8, see “Item 4.D Property, Plants and Equipment”.

On December 23, 2007, the Company entered into a market-making agreement with Prisma Capital Markets Ltd., or Prisma, for the market-making of the Company’s shares traded on TASE, at a scope and under terms and conditions set forth in the agreement and subject to the stock exchange regulations and guidelines, in return for a monthly payment whose amount is immaterial for the Company. The agreement was signed for a two-year term, and each party may terminate the agreement after its first anniversary. On December 31, 2008, the Company announced that due to discontinuation of the market-making activities by Prisma, the latter’s activities have ceased as of January 21, 2009, and the agreement is therefore terminated.

1	In February 2007, the Company sold its holding in TMM Integrated Recycling Industries Ltd. (43% of TMM’s issued share capital) and no longer owns shares of TMM.

2
In addition, the Company has the following holdings in inactive companies: Integrated Energy Ltd.; Hadera Paper - Development and Infrastructure Ltd.; AIPM Marketing (1992) Ltd.; Yavnir Trading Company Ltd.; Nir Oz Investment Company Ltd.; and Dafnir Packaging Systems Ltd

3	Mondi has four wholly-owned subsidiaries: Mondi Hadera Paper Marketing Ltd., Grafinir Paper Marketing Ltd., Yavnir (1999) Ltd., and Mitrani Paper Marketing 2000 (1998) Ltd.

4	In addition to KCTR, H-K has two other wholly-owned subsidiaries: Hogla Kimberly Marketing Ltd. and Mollett Marketing Ltd.

5	Carmel has a wholly-owned subsidiary named Tri-Wall Containers (Israel) Ltd.

On July 1, 2008, pursuant to approval by the Registrar of Companies, the Company changed its name from American Israeli Paper Mills Ltd. to Hadera Paper Ltd.

On May 26, 2008, the Company publicly filed with the Israeli Securities Authority and the TASE a shelf prospectus (the “Shelf Prospectus”) pursuant to which the Company may issue from time to time: (i) up to 1,000,000 ordinary shares of the Company; (ii) a series of up to five debentures (Series 3 to 7) each of a total principal amount of up to NIS 1,000,000,000 (approximately $270,270,270), payable in a number of payments, as described in the Shelf Prospectus; (iii) a series of up to five convertible debentures (Series 8 to 12) each of a total principal amount of up to NIS 1,000,000,000 (approximately $270,270,270), payable in a number of payments, as described in the Shelf Prospectus; (iv) a series of up to four warrants (Series A to D), each series including no more than 10,000,000 warrants, each warrant exercisable into one ordinary share of the Company, subject to adjustments, in return for cash payment, as more fully described in the Shelf Prospectus; and (v) a series of up to four warrants (Series E to H), each series including no more than 1,000,000 warrants, each warrant exercisable to debentures with a principal amount of NIS 100 from Series 2, 3 to 7 and 8 to 12 of the Company, subject to adjustments, in return for cash payment, as more fully described in the Shelf Prospectus.  The offering of the ordinary shares, debentures and warrants in accordance with the Shelf Prospectus will be made in accordance with Article 23A(F) to the Israeli Securities Law of 5278-1968 (the “Securities Law”), pursuant to shelf offering reports, in which all the details specific to that offering shall be disclosed.  The securities covered by the Shelf Prospectus have not been registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Pursuant to the Shelf Prospectus, on July 16, 2008, the Company completed the offering of two bond series (Series 3 and 4) at an aggregate amount of approximately NIS 308,060 thousand (approximately $93,500 thousand) . The Company has allotted NIS 187,500 thousand par value in bonds Series 3, for total consideration of NIS 187,500 thousand (approximately $ 50,676 thousand), bearing interest at 4.65% and repayable in equal annual installments on July 10 of each year between 2009 and 2018. In addition, the Company has allotted NIS 120,560 thousand par value in NIS-denominated bonds Series 4, for total consideration of NIS 120,560 thousand (approximately $32,584 thousand), bearing interest at 7.45%. These are repayable in equal annual installments on July 10 of each year between 2010 and 2015.  Net of issuing expenses, the Company received net proceeds at an aggregate amount of NIS 306,609 thousand (approximately $82,867 thousand).

On August 17, 2008, the Company completed a further offering pursuant to the Shelf Prospectus, raising a total of NIS 120,000 thousand, in exchange for the allocation of NIS 114,997 thousand par value of bonds (Series 4), for total consideration of NIS 119,800 thousand (approximately $37,378 thousand), bearing interest at 7.45%. Total net proceeds, net of issuance expenses, amounted to NIS 119,167 thousand. Net of issuing expenses, the Company received net proceeds at an aggregate amount of NIS 119,826 thousand.

Total net proceeds received by the Company from these two offerings amounted to a total of NIS 426,435 thousand (approximately $115,523 thousand).

The Company has obtained a rating by Standard and Poor’s Maalot for the bonds (Series 1-4) issued by the Company; these are rated (AA-) / Negative Outlook. This AA- rating was granted in December 2003, and in February 2008 it was further validated by a rating of (AA-)/Stable. Pursuant to the Company’s request to raise additional debt by issuing bonds amounting up to a total of NIS 435 million (approximately $118 million), the Company was issued, in July-August 2008, a rating of AA- / Negative Outlook for its bond issuance (Series 3 and Series 4), which also applies to all other Company bond series in circulation. On October 5, 2009, Standard and Poor’s Maalot announced that it has downgraded the Company’s debenture series in circulation to A+/ Negative Outlook, due to the crisis in the global business environment and the rise in financial leverage. The rating was conditional on the Company’s meeting certain financial ratios.

On May 23, 2010, the Company completed a further offering pursuant to the Shelf Prospectus, raising a gross total of NIS 181,519 thousand (approximately $ 47,500 thousand), in exchange for the allocation of NIS 181,519  thousand par value of bonds (Series 5), bearing interest at 5.85%. On May 10, 2010, the Company announced that Maalot (Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s) decided to rate Series 5 Debentures as (ilA+)/Negative.

On November 11, 2009, Mr. Avi Brener informed the Company of his intention to retire his position. Mr. Brener served as CEO of the Company until December 31, 2009, and his employment with the Company terminated on January 31, 2010.

As of January 1, 2010, Mr. Ofer Bloch serves as the Company’s Chief Executive Officer.

Capital Expenditures and Divestitures

2009

The Company’s investments in fixed assets totaled approximately NIS 438.2 million (approximately $111.4 million) in 2009. These investments included:

-	Investment of approximately NIS 4.2 million (approximately $1.1 million) in improvement of power plant.

-	Investments of approximately NIS 333.0 million (approximately $84.7 million) in Machine 8.

-	Investments in the aggregate of approximately NIS 101.0 million (approximately $25.6 million) in buildings, equipment, transportation and information technology.

2008

The Company’s investments in fixed assets totaled approximately NIS 263.7 million (approximately $69.3 million) in 2008.  These investments included:

-	Investments of approximately NIS 7.7 million (approximately $2.0 million) in environmental expenditures.

-	An investment of approximately NIS 4.7 million (approximately $1.2 million) in a conversion to a gas system.

-	Investments of approximately NIS 6.7 million (approximately $1.8 million) in conversion and improvement of steam tanks.

-	Investments of approximately NIS 191.0 million (approximately $49.7 million) in Machine 8.

-	Investments in the aggregate of approximately NIS 53.6 million (approximately $14.6 million) in buildings, equipment, transportation and information technology.

2007

The Company’s investments in fixed assets totaled approximately NIS 76.5 million (approximately $19.9 million) in 2007.  These investments included:

-	Investments of approximately NIS 1.8 million (approximately $0.5 million) in environmental expenditures.

-	An investment of approximately NIS 12.5 million (approximately $3.3 million) in a conversion to a gas system.

-	Investments of approximately NIS 19.4 million (approximately $5.0 million) in conversion and improvement of steam tanks.

-	Investments of approximately NIS 2.8 million (approximately $0.7 million) in real estate in Naharia as a reserve for the Company’s future development.

-	Investments of approximately NIS 5.6 million (approximately $1.4 million) in Machine 8.

-	Investments in the aggregate of approximately NIS 34.4 million (approximately $8.9 million) in buildings, equipment, transportation and information technology.

B.           Business Overview

The Group’s Operations and Principal Activities

The Group, through its subsidiaries and associated companies, is currently engaged in the following five sectors of operations: (i) paper and recycling; (ii) office supplies marketing; (iii) packaging and cardboard products; (iv) disposable, non-food consumer goods (also known as the “Hogla Kimberly Sector”); and (v) fine paper (also known as the “Mondi Hadera Paper Sector”).

In 1995, the Company formed a wholly-owned subsidiary, AIPM Paper Industry (1995) Ltd. which was renamed Hadera Paper Industry Ltd., whose purpose is to engage in the production and sale of packaging paper.

Starting in December 2007, the operations of production service division, which the Company provides to Group companies at the Company site in Hadera, were split into a new company named Hadera Paper - Development and Infrastructure Ltd. The aforementioned services include: Engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, fuel and water. The Company also provides additional services, including: Spare-parts warehouse, cleaning, security and catering.

The Company operates in its main production site in Hadera according to the following standards:

▪   ISO 9001/2000 – quality management;

▪   ISO 14001 – environmental regulations; and

▪   Israeli Standard 18001 - safety

The following will include a description of each of the Group’s five sectors of operations:

1. The Paper and Recycling Sector

General

The paper and recycling operations focus primarily on the manufacture and sale of packaging paper, used as raw materials in the corrugated board industry as well as paper waste collection and recycling. Production and sales of packaging paper is conducted through Hadera Paper Industry Ltd. Paper waste collection and recycling is primarily conducted via Amnir.  Packaging paper is primarily intended for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging paper and the derived volume of waste collection is the level of economic activity in the market and the export volumes of its customers. The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wavy layer between the outer and inner box walls). This paper is produced from recycled paper waste, collected from various sources throughout Israel.

Based on internal Company estimates, consumption of packaging paper in Israel averaged approximately one million tons in recent years. The volume of paper recycling in 2009 amounted to 300,000 tons (excluding corrugator waste amounting to 50,000 tons). This constitutes an increase from the annual Israeli average of the last several years which amounted to 255,000 tons. The paper recycling rate, out of total paper consumption in Israel, was approximately 30% in 2009. Accordingly, there is an apparent potential for growth in the volume of paper production in Israel as an alternative to paper importing, as well as potential for continued growth in paper recycling due to the low recycling rate in Israel, in relation to existing rates in Europe.

In February 1989, the Company was declared a monopoly in the manufacture and marketing of papers in rolls and sheets by the Israel Antitrust Authority. In July 1998 this declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. The Company recently submitted a request to the Antitrust Authority, to rescind its monopoly status in the area of packaging paper in rolls and sheets, as mentioned above, since to the Company’s estimation, it is not actually of monopoly in this area.

Raw Material

Since the supply of raw materials is vital for production continuity, Amnir’s operations in collecting waste constitute a crucial step in the packaging paper production process. Amnir’s operations primarily include paper and board collection, information security (shredding services at customer premises or at Amnir premises), plastic recycling and production of paper products, that is not material for the sector. Amnir collects paper waste from various sources around Israel and processes, sorts and compresses paper waste at its plants in Hadera and Bnei Brak, at a rate of approximately 240,000 tons of paper waste annually (wood-free paper, wood-based paper and board).In 2009,  approximately 66% of the paper waste handled by Amnir was used for in-house production of packaging paper by Hadera Paper Industries Ltd. and 34% of the said quantity is sold as raw material to producers of tissue paper to H-K, Shaniv, Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd. In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed.

The relative absence of supporting enforcement of Israel’s Recycling Act, which mandates waste recycling, detracts from the Company’s ability to expand waste collection. On January 16, 2007, however, the ninth amendment to the Clean Environment Act – 2007, was enacted, imposing a landfill levy on waste.  Pursuant to the provisions of this act, a landfill charge will be levied against waste, at the rate of NIS 10 per ton in 2007, rising up to NIS 50 per ton from 2011 and thereafter.  The remains of waste sorting (that is, waste that was sorted at a transfer station for treatment and sorting of waste for recycling) will be charged a reduced land filling levy of NIS 0.80 per ton in 2007, rising gradually to NIS 4 per ton from 2011 and thereafter. The Company estimates that the enforcement of the said landfill levy may cause various entities to prefer transferring their waste for recycling over land filling, in order to avoid the said land filling levy. This may result in the growth of the volume of waste collected for recycling, thereby lowering the collection costs.

Amnir is working to increase the volume of waste collection in anticipation of the ongoing operation of Machine 8 by intensifying collection activity from existing customers and the development of new collection sources, adaptation of its organizational structure, construction of an alternative site for Amnir’s Bnei Brak facility and inventory accumulation. Machine 8 will require twice the volume of paper waste collection to serve as raw material in the production of packaging paper over the coming years.

The paper production process requires involves considerable amounts of energy. As part of the process of the Company’s transition to the use of natural gas instead of fuel oil, the Company entered into an agreement with Yam Tethys Sea Group. The natural gas will be supplied by the Yam Tethys partnership through mid-2011. For further information, see “Item 10.C - Material Contracts”.

Customers

The Company is dependent on five material long-standing customers who produce corrugated board and cardboard packaging (corrugators), including Carmel. Due to the industry structure (one local producer and a limited number of customers) there is a dependency on each of the aforementioned customers, and termination of the contract with any one of them may have a material adverse effect on the Company results. The Group successfully maintains contracts with the customers over years by ensuring current delivery and service with a short lead time, which allows it to enjoy the benefit of a local supplier. In the years 2008-2009, a decrease was recorded in sales to local customers on account of imports at dumping prices as well as of the global economic crisis and of the increase of the Company’s export operations and the establishment of markets overseas, at the expense of the local market, as part of preparations for an increase in exports following the operation of Machine 8.

In addition, Hadera Paper Industry Ltd. exports packaging paper to various customers overseas (mostly in Turkey, Greece and Egypt). In 2009, 2008, and 2007, revenues from packaging paper sales to overseas customers amounted to NIS 57 million (approximately $15 million), NIS 50 million (approximately $14 million) and NIS 47 million (approximately $12 million), respectively, accounting for 6%, 7% and 8% of total sales in these respective years.

With the operation of Machine 8 and due to the increased production quantities, the Company intends to increase its export sales and, commencing in 2009, started to develop its export markets primarily to Turkey, Greece, Egypt, Italy, Spain, Portugal and additional Western European nations.

Marketing and Distribution

Marketing and distribution in the local market are conducted directly by Company employees vis-à-vis the customers. Marketing and distribution to export markets are conducted through local agents or through international marketing and sales companies that purchase the paper from the Company and sell it to their own customers overseas. Despite the fact that in certain regions to which the merchandise is exported there exists a single agent for the region, the Company estimates that in the event that such an agent were to discontinue its operations vis-à-vis the Company, the impact to the Company would be purely temporary.

Shipping to customers is mostly via external shipping companies. Marine shipping companies are engaged for exports. The Company has no exclusive agreements with any of the aforementioned shipping companies. The Company also has no dependency on any of these shipping companies.

Competition

As mentioned above, the Company is the sole producer in Israel of packaging paper, hence the competition in the packaging paper business is against imports, made directly by customers without any barriers. Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery. To the best of the Company’s knowledge, its major competitors in Israel are the following foreign vendors: Varel – Germany, Mondi Switchi - Poland, Hamburger – Austria, SCA – Italy, and Modern Carton - Turkey.

The two major competitors in paper waste collection, which operate throughout Israel, are KMM Recycling Plants Ltd. and Tal-El Collection and Recycling Ltd. In addition, there are many competitors with small market share who mainly operate in a limited geographical area.

On January 15, 2009, the Company announced that as producer of packaging paper, it had filed a complaint with the Supervisor of Anti-dumping Charges and Homogenization Charges at the Ministry of Industry, Trade and Employment (the “Supervisor”) concerning import in dumping prices of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company noted that in recent years it has faced importing of packaging paper at very low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. On September 1, 2009, the Company reported that the Supervisor announced that importing at dumping prices of recycled brown paper products was allegedly taking place, while causing damage to the local production sector. The Supervisor therefore decided to impose a temporary levy, for a period of six months, at a level equal to €52-€67 per ton on the import of recycled brown paper products from manufacturers in the European Union. On December 3, 2009, the Company announced that in a hearing held in court regarding the petitions of five importers/producers that were appealing the decision of the Supervisor, it was agreed between the parties that the decision of the Supervisor would remain in place for the four months following December 3, 2009, while the guarantees that were deposited by the petitioners in October and November would be returned to them. This decision received of the validity of a court ruling. The said temporary guarantee was valid until March 31, 2010. On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31-€44 per ton, on most different producers from the European Union. The Supervisor’s recommendation regarding dumping is subject to the approval of the Dumping Committee and the signature of the Minister of Employment Commerce and Industry and the Minister of Finance. There is no certainty regarding the approval of the recommendation of the Supervisor and the Company cannot estimate at this stage the influence of the acceptance of the complaints on its results. Based on its internal estimates, the Company estimates that its market share as of 2009, in the sales of packaging paper used as raw material for the corrugating industry in Israel, is equal to approximately 28%.

Changes to Volume of Operations and Profitability

The global paper industry is a historically cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its surplus production at relatively low prices at “cost plus” (i.e. covering the variable cost plus a certain contribution toward fixed costs).

New Products

Over the course of the last year, the sector has started to quickly develop paper types, based on 100% recycled fibers, whose high quality will render it possible to replace packaging paper based on pulp, in the corrugated board industry in Israel and overseas. The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for recycled packaging paper. The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using these advanced manufacturing technologies, both in the existing production lines and in the new production line, to render it possible to gradually launch new products during 2010. According to the plan, the cost of the new paper types will be competitive as compared with the cost of pulp-based paper and will allow for a gradual improvement in the profitability of the sector. According to laboratory tests, the indications from the development process in the production lines and initial markets tests, it appears that the probability for success in this area is relatively high.

Moreover, the significant increase in the output capacity of recycled packaging paper, upon the operation of the new manufacturing system, will allow for an expansion of the operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers, as mentioned above, will enable the division to expand the sale of such products for the first time, as a substitute for pulp-based packaging paper in international markets. The new products create an improved profit potential and are planned to be sold at a significant price supplement per ton of exported paper, as compared with the selling prices of basic paper types. In 2009, the Company worked to develop export markets that would absorb surplus manufacturing that cannot be absorbed by the local market and has started marketing to several agents dealing in various types of packaging paper, in Europe and elsewhere. With the operation of Machine 8, this activity is expected to bring about the anticipated gradual growth in export sales, while diversifying the product and market portfolio of the sector.

Seasonality

Sector demand in the area of the marketing of cardboard packaging products tends to rise during the winter months, primarily between November and March of each year, due to demand related to agricultural crops. This seasonality does not hold a material impact on the Company, due to the fact that to date, this sector of operations has sold all of the output it has managed to produce. As for the other products of the paper and recycling segment, there is no seasonal impact on demand.

2. Office Supplies Marketing Sector

General

The office supplies marketing sector focuses on the marketing of office supplies, disposable paper products, office technology, office furnishings, complimentary equipment (dry food, cleaning products), art products and more. The office supplies marketing sector is conducted through Graffiti and Attar. The office supplies marketing Israel is relatively stable, yet is affected by the prices of paper, plastic and steel, as well as levels of economic activity in the economy, which have an impact on this market by way of changing the consumption patterns during a recession. Most of the products marketed in Israel in the sector are imported products that include pens and stationery, office supplies, shredders, binding machines, disposable paper products etc., in addition to products acquired from local manufacturers and suppliers, such as office furniture, printers, fax machines, computers and peripherals, cameras, food products, toiletries etc. The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc. The critical success factors in this area of activity are a high level of service supported by complex logistics and reduction of costs by improving purchasing sources and a transition to purchasing from the Far East.

Graffiti has been one of the leading companies in Israel in the area of comprehensive solutions in the office supplies sector for over fifteen years, through direct supply to institutions and businesses. Graffiti offers its customers around Israel some 12,000 different items supported by a logistics system including storage and distribution facilities, distribution vehicles as well as customer service and sales offices located in Rosh Haayin, Tiberias and Be’er Sheva. The Graffiti site in Rosh Ha’Ayin is planned to relocate to the new logistic center in Modiin in the beginning of 2011. Investments will be necessary for the relevant storage and distribution equipment

Graffiti provides outsourcing services by delivering a wide range of office supply products, often in conjunction with managing the customer’s applicable purchasing budget, thereby assisting large organizations in reducing costs and increasing efficiency. Graffiti does not manufacture office supplies itself, but rather purchases supplies from a large number of suppliers, including Hewlett Packard Ltd., Brother – Reshef Engineering Solutions Ltd., Xerox Israel Ltd., Mondi, H-K, Strauss-Elite Ltd., Afik Printing Products Ltd., Canon-Karat Israel Ltd.  Graffiti serves as the exclusive distributor for international brand name products in the office supplies sector, such as Artline (Sachihata Inc.), Mitsubishi (uni-Mitsubishi Pencil Co.), Max (Max Co. Ltd.), Schneider (Schneider Schreibgerate GmbH) and Fellowes (Fellowes Distribution Services B.V.).

On August 4, 2008, a transaction was concluded between Graffiti and Yavne Pitango 2000 (1994) Ltd., or Yavne Pitango, which is also engaged in marketing office supplies to businesses and institutions in the North of Israel, to acquire all business and operations of Yavne Pitango in the field of office supplies, including its customer base and website. In conjunction with this transaction, the office supplies inventories and other equipment were also acquired. The annual sales by Yavne Pitango immediately prior to closing of this transaction amounted to NIS 20 million.

Mondi is Graffiti’s main supplier of fine paper in the marketing of office supplies sector.

Customers

Graffiti sells its products to thousands of diverse customers in the business and institutional sectors, in Israel only. There are large local and national organizations among Graffiti’s customers (such as government ministries, banks, health funds and the like), with thousands of employees, as well as small organizations with only a small number of employees.

During 2009, 2008, and 2007, approximately 32%, 25% and 21% of Graffiti’s sales, respectively, came from securing a variety of tenders, awarding Graffiti supply contracts for periods of one to four years. Engagements made through tenders are by nature for a limited time, according to the terms of the tender, and upon termination of the agreement period, such engagements end.

Marketing and Distribution

Graffiti markets office supplies to business customers, institutional customers, chains and stores, using sales methods that include sales agents, telephone sale and service centers, a B2B e-commerce website, with the market being characterized by numerous local and international brands. This tool allows Graffiti to serve a wider variety of customers with no significant increase in marketing costs. Graffiti’s orders for products in this sector of operations come from a number of sources (field sales personnel, telephone sales center, e-mail, fax and an e-commerce website). All orders are routed to the order processing system that generates picking tasks for the coming days. Once the orders have been picked, they are organized by delivery destination, and ordered products are delivered the following morning.

In 2009, Graffiti launched sales campaigns that included publication of advertisements in daily newspapers. This campaign also continued in 2010.

Graffiti’s distribution system is based on a fleet of trucks owned by the company, backed up by external distribution contractors in cases of peak demand.  Graffiti is not dependent upon any of its external contractors.

Marketing activities are performed through Attar.

Competition

There are three dominant players in the sector of office supplies by direct supply to institutions and businesses: Graffiti, Office Depot (Israel) Ltd. and Kravitz (1974) Ltd., who mainly dominate market share of customers with agreements by tenders and strategic customers (such as banks and local authorities). In addition to these players, there are also a large number of competitors in the business customer market holding small market sectors, mainly active in smaller geographic areas.

Graffiti also competes against Ofek Hadash Ltd., Pythagoras (1986) Ltd., Arta Supplies for Art Graphics and Office Ltd., Lautman Rimon Ltd., and Pan Office Supply Manufacture and Import Ltd.

Graffiti cannot estimate its share of the market, as Graffiti markets a very large variety of products in the area of office supplies, with the aim of providing comprehensive solutions for supply of the various products in the office supplies sector. It is consequently difficult to define the size of the relevant market, and Graffiti’s share therein. For the purpose of approval by the Supervisor of the Israeli Antitrust Authority of the acquisition of Yavne Pitango operations as set forth above, Graffiti’s market share was estimated at 10%.

In January 2010, Graffiti received notice from the Ministry of Employment, Commerce and Industry regarding the launching of an investigation following the complaint filed by DC Paper and Plastic Industries Ltd., to the Supervisor of Anti-Dumping Charges at the Ministry of Employment Commerce and Industry, regarding the import of paper cups from China to Israel at dumping prices, allegedly conducted by Graffiti and others. At the preliminary stage of the investigation, it is impossible to assess its results, nor whether a dumping heavy will be imposed and at what rate. Graffiti estimates that if a dumping levy is imposed at the requested rate, the impact on the company will be marginal.

Seasonality

Graffiti’s sales during the second half of the calendar year are usually higher than the first half of that same year, in light of the start of the school year and the realization of annual purchase budgets for institutions and businesses. In the second half of 2009, Graffiti’s sales were 18% higher than in the first half of the year; sales in the second half of 2008 were 15% higher than in the first half of 2008; and sales in the second half of 2007 were 10% higher than in the first half of that same year.

3. Packaging and Cardboard Products Sector

General

The packaging and cardboard products operating sector focuses primarily on the manufacture and sale of cardboard packaging, that serve primarily for customers in industry and agriculture, while also focusing on the manufacture and sale of cardboard shelf packaging for consumer goods that serve primarily for industry, agriculture, pharmaceuticals, food and beverage and cosmetics. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging products and cardboard is the level of economic activity in the market and the export volumes of its customers.

The cardboard packaging production and sales operations are carried out through Carmel and Frenkel CD. Carmel is engaged in the design, manufacture and marketing of cardboard packaging products. Carmel also possesses unique capabilities in the area of digital printing. Tri-Wall Containers (Israel) Ltd., a wholly-owned subsidiary of Carmel, that was acquired in 1988 from Koor Foods Ltd., is engaged in the design, manufacture and marketing of special triple-wall corrugated shipping containers (manufactured by Carmel), with the combination of additional materials, which are designed for the packaging and transportation of products primarily to the high-tech market, bulk shipments, etc. In addition, Tri-Wall manufactures wooden shipping pallets for the local market and for export. Frenkel CD is one of the leading companies in the design, manufacture and marketing of packages for consumer goods and engages in shelf packaging made of compressed cardboard. Frenkel CD offers its numerous customers from industry, agriculture, food and beverage industries, cosmetics, pharmaceuticals and high-technology industries, unique packaging solutions that are tailored to their needs.

The global paper industry is historically a cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its extra production at relatively low prices at “cost plus” (i.e. covering the variable cost plus a certain contribution toward fixed costs).

The Company estimates, the total market for packaging products and cardboard in Israel, that grew by 3% in 2007, decreased by 3% in 2008 as a result of the cold spell in agriculture at the beginning of that year, coupled with a deep recession that originated as a result of the global financial crisis, that began in the second half of 2008 and remained at its low levels in 2009 as a result of the deep recession due to the global financial crisis.

In the course of 2009, the Tri-Wall operations in packaging manufactured for the high-tech industry, suffered as a result of the sharp drop in the high-tech sector due to global economic crisis. This decrease did not have a material impact on the overall sector of operations.

Raw Materials

The principal raw material that serves in the manufacture of corrugated board is paper. The supply of this raw material is crucial to the process. The paper that serves in the manufacture of the products of this sector of operations is partially acquired from imports (all virgin paper products that serve in manufacture, approximately 45% of the total raw materials) and partially from Hadera Paper Industries Ltd. (all the recycled paper products that serve in manufacture, approximately 55% of the total raw materials).

In Europe, between 85% to 90% of the raw materials that serve in the manufacture of packaging products and cardboard are recycled materials. This rise in this trend also exists in Israel.

Products

1.	Cardboard - The Company is engaged, via Carmel, in the production of cardboard products in three categories:

a.
Corrugated board products – the corrugated board products, that constitute an essential part of this sector of operations, are manufactured and processed in line with the customers’ specific requirements, which are determined according to the type of stored goods, the type of packaging, the expected weights on the packaging during transportation, temperature and humidity conditions during the storage and transportation, the graphic design of the packaging, etc. The manufactured and processed corrugated cardboard products include: (i) “standard” corrugated board containers, i.e., boxes manufactured in different sizes, which are closed by sealing the upper flaps and bottom of the box; (ii) containers and boxes in different geometric shapes that can be “positioned” by manually folding the cardboard plate without sealing or mechanically folding the flaps using warm glue. These products are primarily sold to machinery-intensive industries that operate at high rates, such as the soft beverage industry; and (iii) cardboard crates for agriculture, i.e., trays that are folded only using tray folding machines with matching molds as much as possible, in geographic proximity to the final customers.

b.
Corrugated cardboard sheets – these are used as raw materials and marketed to corrugated cardboard processors, who use them as raw materials for the manufacture of packaging. Cardboard processors are small processing plants, which sell their products to small and medium-sized customers. Carmel and another competitor specialize in the manufacture of triple-wall sheets that are used for specialized packaging, among others by Tri-Wall, mainly for the high-tech industry.

c.
Digital printing (advertising) products  - planning, design and production of digital prints for diverse applications in sales promotion, display stands, decoration of pavilions in trade exhibitions and on billboards. High printing quality using a technology of ink injection on the work surface, while the cutting is shape-based, with no need for dye casts and printing blocks.

2.
Cardboard shelf packaging - Frenkel CD designs, produces and markets shelf packaging and display stands. The raw materials used for the Frenkel CD products primarily include duplex cardboard and some corrugated board. Duplex cardboard is mostly imported directly from Europe and the U.S. and is purchased in part from local agents (indirect imports). Corrugated board supply from Carmel accounts for approximately 20% of Frenkel CD’s raw materials.

3.	Containers and pallets - The Company is engaged, through Tri-Wall, in the production of the following products:

a.	Triple-wall cardboard packaging which are mainly used for the export of heavy bulky products such as chemicals, electronic equipment, high-tech equipment, medical equipment, security equipment, etc.

b.	Complex packaging primarily for the export of high-tech products, which are made of wood, plywood, triple-wall cardboard, padding materials, metals and other materials.

c.	Regular and unique wooden surfaces and pallets which are used as a basis for the above packaging and wooden pallets for transportation.

Customers

Carmel

The bulk of the Carmel’s production is directed to the domestic market to customers from industry and agriculture, as specified below, while 1%-2% of the production is channeled to direct exports. A large percentage of the industrial and agricultural customers export their products in corrugated cardboard containers, so that a considerable portion of sales is also directed to indirect exports. The products are supplied in line with orders that customers submit through salespersons or directly to the customer service department. The orders are made in line with the price proposals to the customers and in accordance with the commercial arrangements between the parties. A small portion of the products is manufactured for inventory, at the customers’ request.

Carmel has a wide range of customers that include leading companies, which operate in different sectors, among which are: (i) the industrial sector, which includes food and soft beverages companies, dairies, textile companies and others; (ii) the agricultural sector, which comprises of customers that are farmers, packaging houses and marketing organization, and where the produce is directed both to the domestic market and to exports; (iii) cardboard processors, small plants for processing corrugated cardboards in small production series; (iv) digital  printing customers, which primarily include advertising agencies; and (v) others, such as cellular operators, government offices and banks.

Carmel has one material customer, the revenues from which amounted to Carmel in 2009, 2008, and 2007 to NIS 55.5 million (approximately $14.1 million), NIS 54.0 million (approximately $15.0 million) and NIS 63.4 million (approximately $15.6 million), respectively, which accounted for 14.4%, 12.9% and 13.4%, respectively, of its total revenues. Carmel is not dependent on any single customer.

As of December 31, 2009, Carmel had 350 active customers. As of December 31, 2009, 2008, and 2007, Carmel’s 20 largest customers accounted for 55%, 56% and 60% of Carmel’s total revenues over the same period, respectively.

Frenkel CD

Most of the sales of Frenkel CD are made to the domestic market, while 5% are directed toward direct exports (some of local customers channel the packaging that is purchased toward indirect exports).

Frenkel CD has a wide range of customers, including leading Israeli companies in various sectors. The principal sectors in which the company operates include food, pharmaceuticals, cosmetics, agriculture (primarily dates), plastics and sales promotion. Frenkel CD is not dependent on any single customer.

Marketing and Distribution

Marketing and distribution are conducted directly by sector employees vis a vis the customers. Distribution of products in made in various ways, including direct sales to end customers and sales through agents.

Shipping to customers is made mostly via external shipping companies.

Competition

The corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is primarily shrink wrapping for beverages.

The cardboard packaging market in Israel is dominated by four principal companies: Carmel, Cargal Ltd., YMA 1990 Packaging Product Manufacturing (a partnership between Kibbutz En HaMifratz and Kibbutz Ge’aton) and Best Cardboard Ltd. According to Carmel estimates, total sales for Carmel in 2009, 2008, and 2007 amounted to 27%, 25% and 28% of the total market, respectively. In addition, there are 30 cardboard packaging manufacturers with small market shares, which perform only the processing activity, but not the manufacturing of corrugated cardboard. These manufacturers produce small series of packaging with less advanced machinery compared to that used by Carmel. Carmel estimates that as of December 31 of 2009, 2008, and 2007, the total annual volume of the corrugated board industry amounted to 300 thousand tons, 305 thousand tons and 324 thousand tons, respectively, and the estimated sales in 2009, 2008, and 2007 amounted to NIS 1,200 million (approximately $305 million), NIS 1,350 million (approximately $376 million) and NIS 1,450 million (approximately $353 million).

Seasonality

Most of the demand in the sector for the marketing of cardboard packaging products is during the winter months, primarily in November and March of each year (first and fourth quarters), due to elevated demand originating from agricultural crops (primarily citrus fruits and bell peppers intended for exports) and sales of cardboard packaging products in the first and fourth quarters are higher by an average of approximately 10% in relation to the sales in the second and third quarters. As for the other products of the packaging products and cardboard segment, there is no seasonal impact on demand.

4. Non-Food Disposable Consumer Goods Sector (the Hogla Kimberly Sector)

General

The non-food disposable consumer goods market in Israel deals in a wide variety of home paper products, disposable diapers for babies, wet wipes, incontinence products, feminine hygiene products and other products for the kitchen and for cleaning. Operations in this sector are conducted by H-K. H-K and its competitors in the sector market products intended for the private consumer through supermarket chains, drugstore chains and small private stores. The institutional sector services customers such as institutions, hospitals, hotels etc. In the non-food disposable consumer goods market, there exists a wide range of products with competition being waged both against local products and against international brands. The non-food disposable consumer goods market in Israel is a relatively stable market that is only slightly affected by the overall level of economic activity. Most of the products marketed within Israel are those produced in Israel, although imported products also exist.

H-K is a privately-held company that was established in 1963 as a wholly-owned subsidiary of the Company, for the purpose of engaging in operations in the disposable, non-food consumer goods category. In 1996, Kimberly Clark Corporation (KC), or Kimberly-Clark, acquired 49.9% of H-K’s outstanding share capital. On March 31, 2000, Kimberly-Clark increased its holdings in H-K to 50.1% of H-K’s outstanding share capital.

In June 1996, an agreement was signed between the Company and Kimberly-Clark, pursuant to which the Company provides H-K with various services such as maintenance services and infrastructure for the H-K plant at the Hadera site and also leases it real-estate for its operations in Hadera and in Nahariya. The Company also provides H-K with various staff or headquarter services. Pursuant to the agreement, Kimberly-Clark provides H-K with information, technological assistance and the permission to use its international brands.

As part of the agreement, Kimberly-Clark grants H-K a license to use certain trademarks and technical services associated with the manufacture of the certain products. According to the license, H-K will assume responsibility for product liability and shall indemnify Kimberly-Clark for any breach and/or negligence associated with the manufacture of such products. As of the date of this Annual Report, the aforementioned agreement is effective through July 2010.

Raw Materials

The raw materials required for the tissue paper industry are clean pulp and/or recycled fibers. Pulp is imported from overseas, from four main suppliers: Aracruz Trading International, International Forest Products Corp., or International Forest, Ekman Recycling and Garden Fibers Inc. The purchase of pulp from Aracruz is made under a framework agreement that these suppliers possess with Kimberly-Clark, while the purchase of pulp from the other suppliers is made on the basis of an independent agreement between H-K and the supplier. While Amnir is the principal supplier for recycled fibers, H-K also makes use of complementing imports from other various suppliers.

The raw material required for the diaper industry is pulp and absorbent material super Absorbent polymer, or SAP. Pulp is imported from two suppliers overseas, Weyerhaeuser Nr Company and Domtar Paper Company LLC. SAP is purchased from several international suppliers and mainly thorough Toyota Tsusho Corporation, by way of framework agreements of Kimberly-Clark.

Other raw materials are imported in part and partially purchased from local suppliers.

H-K has no dependency on any single supplier.

H-K is assisted by Kimberly-Clark’s central purchasing in the purchase process, mainly in the purchase of commodities.

Alongside the independent manufacturing of products, H-K also purchases finished products for marketing and distribution under its various brands. As at the date of the of this Annual Report, the proportion of H-K sales attributed to products it manufactures is equal to 74%, while the proportion of sales attributed to finished products that it purchases is equal to 26%. Most of the purchase of finished products for marketing and distribution is made from Kimberly-Clark group companies and includes certain types of disposable diapers, special paper products and feminine hygiene products. In parallel, H-K purchases finished products from various suppliers according to its own specifications, including wet wipes, various hygiene products and various kitchen aids that are sold under the Nikol brand, including garbage bags, aluminum foil, nylon cling-wrap and more.

H-K is exposed to fluctuations in the price of raw materials, mainly pulp, fluff and absorbent materials (SAP), representing the main raw materials used for the production of tissue paper and diapers, and for the imported products. An extraordinary increase in the prices of raw materials and imported finished products may impair profitability.

H-K is exposed in a secondary manner to fluctuations in energy prices (even more greatly so prior to the conversion to natural gas), both in the process of paper production, and as the fuel for its fleet of distribution trucks. H-K is exposed to changes in the exchange rate of the NIS, both vis-à-vis the U.S. dollar as well as the Euro, via its import of products and raw materials.

Products and Services

H-K manufactures and markets a wide variety of home paper products (tissue paper, paper towels, napkins and wipes), disposable diapers for babies, wet wipes, incontinence products (adult absorbent products), feminine hygiene products and other products for the kitchen and for cleaning. H-K also sells reels of tissue paper to manufacturers of household paper products.

H-K regularly upgrades a large part of its products on the basis of new technology and supporting marketing operations in an ongoing manner.

Two products which account for over 10% of H-K’s total consolidated revenues (Israel and Turkey) are diapers and toilet paper.

H-K upgrades its products from time to time, in order to preserve innovation and leadership.

Customers

H-K’s client base is usually stable. H-K operates nationwide and its products are marketed and distributed extensively to clients throughout the country. In the years 2007-2009, H-K sales to the food retail chains grew to a certain extent, at the expense of sales to private and small stores. In the institutional market, serving businesses such as institutions, hospitals, offices, hotels and the like, there has been a trend of consolidation over the past several years. In 2009, approximately 19% of H-K sales were made to the institutional market, while 81% of its sales were to the consumer market (including retail chains).

All the retail marketing chains and pharmacy chains number among H-K’s customers. Total sales to major retail chain Supersol, a company controlled by a controlling shareholder of the Company, in 2009, 2008, and 2007, amounted to NIS 242.2 million (approximately $61.67 million), NIS 212.2 million (approximately $59.14 million) and NIS 211.9 million (approximately $51.58 million), respectively, which accounted for 14.0%, 13.2% and 15.4% of H-K’s revenues. H-K has no agreement with Supersol and the engagement with Supersol is made from time to time in the normal course of H-K’s business, according to an agreement regarding the commercial terms between the parties and at market terms. Total sales to the second largest retail chain in 2009, 2008, and 2007 amounted to NIS 163.5 million (approximately $41.63 million), NIS 169.4 million (approximately $47.22 million) and NIS 162.8 million (approximately $39.63 million), respectively, which accounted for 9.5%, 10.5% and 11.8%, respectively, of H-K revenues. The sales of H-K to the three largest retail marketing chains in Israel represent approximately 32% of consolidated sales. The discontinuation of sales to each of the three chains could adversely affect the sales of H-K in the short term, but given the customers’ loyalty to the strong brands, no long-term negative impact is expected, and H-K is not dependent upon any of these chains. H-K is not dependent upon any single customer.  At the beginning of 2005, the Anti-Trust Commissioner published his position in the matter of arrangements between dominant suppliers and the retail marketing chains. The Commissioner’s position also referred to arrangements between suppliers and retail marketing chains, including, among other things, practices with regard to competing suppliers, the purchase of display areas, category management, stewarding, shelf space, bonuses and benefits and exclusive campaigns. Hogla-Kimberly notified the Anti-Trust Commissioner joined the agreed order  in November 2006

Marketing and Distribution

H-K operates a sales and distribution system based on the operation of distribution warehouses, merchandise distribution trucks and a wide array of sales personnel. For sales to the institutional market, extensive use is made of a separate H-K marketing system and a combination of distribution with operations on the household front. Wholesalers are also used for distribution and customer service for smaller customers in the market. There is no dependence on any particular wholesaler.

As H-K’s products are by nature “off-the-shelf products” and of a relatively large volume (diapers, toilet paper and the like), and because of the nature of the customer base, a constant supply to customers is required. H-K has two distribution sites, in Zrifin and in Haifa. The distribution center and office space in Zrifin is leased through 2022. The Haifa distribution site is under lease until 2014. The leasing agreements of these sites allow H-K to shorten the leasing period at various points. H-K also leases a warehouse in Hadera, under lease until 2022.

The fixed assets of H-K consist primarily of machinery and equipment, consisting primarily of five production lines for the manufacture of diapers at the company site in Afula, two paper manufacturing machines and five lines for the production of paper products at the Hadera site and one paper manufacturing machine and five lines for the manufacture of paper products at Nahariya. The fixed assets of H-K also include 92 distribution and transportation trucks (including trucks under operating lease).

Competition

H-K operates in a very competitive environment with the local market as well as against imported products. Nevertheless, the operations of H-K in the manufacture of paper products and diapers is characterized by few competitors, especially in view of the elevated entrance barriers that exist therein, include inter alia, significant investments in production facilities, investments in distribution infrastructure and frequent investments in technological improvements. It should further be noted that although there exists no limit on the import of paper products and diapers, other than tariffs on imports from the Far East, due to the bulky nature of some of the products, local production enjoys a significant economic advantage.

In the field of feminine hygiene products and disposable diapers, H-K’s main competitor is Procter and Gamble Co. In household paper products, H-K’s main competitors include Sano - Bruno’s Plants Ltd. (“Sano”), Shaniv Paper Industries Ltd. (“Shaniv”) and Kalir Chemicals - Production and Marketing Ltd. (“Kalir”). It should be noted that as part of the competition in the household paper products market to the ultra-orthodox activity, one of H-K’s competitors, shuts down its production on Saturdays (the “Sabbath”). This fact may constitute a certain advantage for this competitor in that particular market. In the paper products to the institutional market, H-K’s main competitors include Kalir and Sano. In the home cleaning aids products there are many competitors and a large market share is held by private labels.

Changes to Volume of Operations and Profitability

In the course of 2009, H-K managed to successfully strengthen its leading brands through enhanced marketing efforts. Moreover, in 2009, through focused sales efforts, H-K managed to increase its quantitative sales. The quantitative growth in sales was assisted by the inclusion of H-K’s leading products as “loss leaders” (a leading product sold by the retail chain at an unprofitable price in order to attract customers) at the retail marketing chains. On the expense side, H-K managed to significantly lower the cost of manufactured products, by changing certain product specifications and by significantly improving the output of some of its manufacturing plants. Moreover, H-K enjoyed the global trend of decreasing input prices, primarily pulp fibers. The devaluation of the NIS exchange rate in relation to the dollar, however, served to offset part of the positive trends due to the fact that H-K is an importer of inputs and finished products. All of these actions served to improve the gross profit and operating profit in 2009, as compared with 2008.

Seasonality

H-K’s products are generally sold year-round, with some increase in sales during the Jewish holiday seasons of Rosh Hashanah (third quarter) and Passover (second quarter).

Operation in Turkey – KCTR

H-K operates in the Turkish market through KCTR, a wholly-owned subsidiary that was acquired in 1999. The Turkish market, due to its size and relatively low penetration rates, was identified by H-K as possessing potential for strategic growth.

KCTR operates in the Turkish market through its premium products under the Kimberly Clark Worldwide brand, in a format similar to that used by H-K in Israel. For this purpose, KCTR has, over the past several years, established manufacturing as well as appropriate marketing, distribution and sales infrastructures in Turkey, for the local market and for exporting to Kimberly-Clark companies throughout the region.

KCTR is continuing to implement a multi-annual program for expanding its operations in Turkey and reinforcing the position of the Huggies and Kotex brands in this market. Pursuant to this activity and pursuant to the distribution agreement that KCTR signed with Unilever PLC (Unilever Sanayi ve Ticaret Turk Anonim Sirketi), or Unilever, KCTR managed to significantly increase its turnover (19.6% in 2009 in relation to 2008, 51.1% in 2008 in relation to 2007 and 30.8% in 2007 in relation to 2006), while improving its gross margins.

KCTR manufactures and markets products in the diaper and feminine hygiene sectors. Toward the end of 2005, KCTR launched the first Kotex feminine hygiene products, while in the course of 2006, KCTR also launched the Huggies brand. The launch was accompanied by an extensive marketing campaign. The penetration of products in these sectors involves massive investments in advertising, sales promotion and additional expenses associated with penetrating into the large retail marketing chains and expanding shelf space. In the course of 2009, KCTR continued to develop products and launched new product lines under the Huggies and Pedo brands, manufactured at KCTR’s advanced manufacturing plant. KCTR also launched an advanced Kotex product (for feminine hygiene).

The main KCTR raw material is pulp that is imported from several overseas suppliers, chief among which is Kimberly-Clark. KCTR has no special engagement or long term contracts with any of its raw material suppliers, but operates under on-call orders at market prices. The transfer prices vis-à-vis Kimberly-Clark are determined in line with the transfer price policy of Kimberly Clark.  In 2009, KCTR purchased absorbent material for diapers from Sandia - Sakai in conjunction with global framework agreements with Kimberly-Clark, for a total of $19.5 million, or 14% of total purchasing from suppliers in 2009. The total purchasing of absorbent material for diapers from Sandia - Sakai in 2008 and 2007, in conjunction with global framework agreements with Kimberly-Clark, amounted to $19 million and $9.1 million, respectively, or 15% and 11% of total purchasing from suppliers in the same period. KCTR is not dependent upon any single supplier.

KCTR is exposed to the volatility of the exchange rates of the euro and the U.S. dollar vis-à-vis the Turkish lira, through the purchase of raw materials and the import of products.

KCTR sells its products to the private market in Turkey, consisting of local chains and small retailers, as well as to the nationwide and international food chains that operate in Turkey, which KCTR estimates account for 30% of the market potential, in which KCTR continues to operate directly. The sales and marketing to the private market are made through Unilever. Moreover, KCTR exports its products to various countries in the region. In August 2007, the KCTR plant in Turkey was declared by Kimberly-Clark to be a regional manufacturing plant, which resulted in greater exports. KCTR is not dependent upon any single client. Moreover, KCTR has no single client whose revenues account for over 10% of the total KCTR revenues.

In March 2007, KCTR signed an agreement in principle with Unilever, according to which Unilever shall distribute and sell KCTR’s products in Turkey, excluding distribution and sales to international food chains, which is done directly by KCTR. The agreement was signed to help KCTR increase its market penetration and volume of sales following the approval of a strategic plan by KCTR to expand its activities in Turkey in the coming decade.  The complete strategic plan is designed to expand the activities of KCTR from the current yearly sales volume of $126 million to a volume of $300 million in the year 2015.

Although KCTR is dependent upon Unilever as a distributor for the private market, and in the event that the agreement is terminated the company anticipates that its operations in Turkey will be impaired in the short-term, KCTR estimates that the cancellation of the agreement would not have a significant detrimental effect on KCTR in the long term, nor cause it to incur significant additional costs as a result of the need to replace it.

The Turkish market is characterized by fierce competition against local brands and primarily against Procter & Gamble (P&G), both in diapers and in feminine hygiene products. In 2009, the competition in the Turkish diaper market wherein KCTR operates, actually escalated, as the selling prices of the leading competitors continued to erode, coupled with the penetration efforts of additional competitors into the market.

KCTR estimates that as of the date of this Annual Report, in the diaper market, KCTR’s market share in Turkey is 12%, while to the best of KCTR’s knowledge, the main competitor, Procter and Gamble (P&G), holds a 31% market share, while an additional company (Hayat Kimya A.Ş) holds a 19% market share. In 2008 and 2007, KCTR’s market share in Turkey was 10% and 7%, respectively. KCTR estimates that in the feminine hygiene market, the KCTR market share in Turkey is equal to 10%.

5. Fine Paper Sector (the Mondi Hadera Paper Sector)

General

The production and marketing of fine paper, including special paper and coated paper is managed through Mondi. Mondi and its competitors in the sector market fine paper to active customers including printers, publishing houses, marketers of office supplies, producers of paper products such as notebooks, envelopes and so on, as well as to wholesalers that operate vis-à-vis smaller customers. Products from a variety of producers are sold on the market. These products differ from each other only slightly in their technical characteristics, and all the competitors are importers rather than local producers.  The fine paper market in Israel is a stable market marked by slow growth, where the influencing variables consist primarily of supply and demand globally for paper products, coupled with the level of economic activity in the local market that affects the quantity of printing and publication products.  Most of the products marketed in this area in Israel, are manufactured products in which Mondi possesses an advantage, the local producer, capable of supplying small quantities at short lead times.

Raw Materials

For its operations, Mondi requires the raw materials listed below:

1.
Pulp - The principal raw material used in the production of paper is pulp. Engagement for purchase of pulp is performed in a centralized manner for Mondi and for MBP (the parent company) and for other plants in Europe, allowing for a constant supply of pulp as well as economies of scale. Under the annual negotiations that are conducted between MBP (in coordination and in cooperation with the responsible officer at Mondi) and pulp suppliers, framework agreements are made between them and MBP which obligate them to supply a certain amount of pulp to the MBP Group (with Mondi included therein). These agreements do not set pulp prices, which are set in a routine manner according to pulp’s global market prices every month. Mondi pays the pulp price directly to the supplier and pays a commission to MBP exclusively in order to cover its costs. Mondi purchases 109,000 tons of pulp per year, of three principal types, at a financial value of $54 million per year. All the pulp is purchased overseas within the framework of long-term contracts, which include mechanisms for price adjustment and suppliers’ undertakings to ensure the supply of pulp from alternative sources in the event that the supplier cannot provide the agreed quantity. There is a relative flexibility in the demand for types of pulp, with shifting from one type of pulp to another, and as the world pulp market is quite a large one relative to Mondi use, Mondi is in effect not dependent on any particular supplier or on any particular type of pulp. If need be, it would be possible to purchase any type of pulp in any quantity immediately on the free market. Following the trend of rising pulp prices in the second half of 2009 and as a result of effects of the global crisis, pulp prices rose sharply during the first quarter of the year 2010 as compared with the corresponding quarter last year. This rise originated from damage caused by the earthquake in Chile to three plants of large pulp producers, that have led to delays in the provision of pulp to the global market. Throughout the global temporary reduction of pulp production, there has been no disruption to Mondi’s paper production capacities. Mondi’s main pulp suppliers and the proportion of pulp purchases are: (i) International Forest (a supplier based in the U.S., purchasing from whom in 2009, 2008, and 2007 amounted to 39%,  34% and 30%, respectively, of total pulp purchasing); (ii) Central National Gottesman  (a supplier based in the U.S., purchasing from whom in 2009, 2008, and 2007 amounted to 13%,  18% and 10%, respectively, of total pulp purchasing);  (iii) Heinzel Zellstof Poels AG (a supplier based in Austria, purchasing from whom in 2009, 2008, and 2007 amounted to 10%, 13% and 10%, respectively, of total pulp purchasing). (iv) Soedra Cell International AB (a supplier based in Spain, purchasing from whom in 2009, 2008, and 2007 amounted to 15%, 10% and 16%, respectively, of total pulp purchasing). (v) Grupo Empresarial Ence S.A. (a supplier based in Sweden, purchasing from whom in 2009, 2008, and 2007 amounted to 8%, 7% and 15%, respectively, of total pulp purchasing). (vi) Portucel – Empresa Produtora de Pasta e Papel S.A. (a supplier based in Portugal, purchasing from whom in 2009, 2008, and 2007 amounted to 6%, 13% and 16%, respectively, of total pulp purchasing).

In the years 2009, 2008, and 2007, Mondi purchased pulp from International Forest, from whom the purchases amounted to over 10% of total purchases, amounting to NIS 68,465 thousand (approximately $17.4 million), NIS 98,000 thousand (approximately $27.3 million) and NIS 86,310 thousand (approximately $21 million), respectively, or 14%, 16% and 13%, respectively, of total purchasing from suppliers in said years. Mondi is not dependent on any particular pulp supplier, not even on MBP, which centrally executes pulp purchases for its subsidiaries. Mondi is exposed to fluctuations in the price of pulp, used as the main raw material in the production of paper. Unusual rises in the prices of pulp could adversely affect profits, unless Mondi can realize such rises in the sale price of its products. In 2006 there was a sharp rise in the price of pulp, and a rise in sale prices only partially reflected this rise in the price of pulp. However, during the years 2007-2008, in parallel with the continuing trend of rising pulp prices, Mondi succeeded in raising its sales prices. It should be noted that in the fourth quarter of 2008, the trend reversed itself and pulp prices began to drop sharply, following the lengthy rise in prices as mentioned above. In 2009, global pulp prices fell sharply, while toward the end of 2009, the pulp prices began to rise sharply. This price trend continued into the first half of 2010.

2.	Coated paper - Mondi imports coated paper mainly from APP Group and from Stora Enso. Mondi has no dependency on either APP or Stora Enso as paper suppliers.

3.
PCC - Another important raw material in the production of fine paper is PCC (Precipitated Calcium Carbonate). In 2005, an agreement was signed between Mondi and the Swedish company Omya International AG, or Omya, for the supply of PCC. Omya constructed and operates a PCC plant in Israel.  In September 2005, the agreement was assigned to an Israeli fully-owned subsidiary of Omya. The original agreement was signed for a period of 10 years. In early 2009, the parties signed an amendment to the original agreement. This amendment stipulates that the original agreement would be extended by a further four years through December 31, 2020, and is based on a different price mechanism which was put in place, compared to the original agreement. The PCC purchased from Omya replaced a former PCC purchase from another PCC supplier, and led to a significant savings in PCC purchase costs and improved product quality. Mondi is dependent on Omya as a single supplier of PCC.

4.
Starch – Mondi purchases starch from Galam Ltd., or Galam, used by Mondi in paper production. Until 2009, Mondi was dependent on Galam as a single producer of starch in Israel, however, following the entry into Israel of competing imports of starch, at prices competitive to those of Galam, this dependence has now decreased significantly. The engagement with Galam is for a period of 11 years, terminating in 2011. Should Mondi’s contract with Galam be terminated and not be renewed, Mondi would be required to import starch, which, in the past, would have increased its expenses for purchasing starch from alternative sources, such as Mondi’s overseas suppliers, however, as mentioned above, due to competing imports, it appears that the expense for acquiring starch will not rise significantly.

Toward the end of 2009, starch prices (derived from corn prices) fell sharply by 23%. In late 2008, the price of starch started trending downwards, and the first order for 2009 was at prices reflecting a 30% decrease over prices in 2008.

Mondi has additional exposure to chemical inputs, in accordance with changes in global market prices.

Mondi imports pulp and supplementary papers in foreign currency and may be subject risk arising from fluctuations in the exchange rate. In 2008 Mondi began making transactions to hedge against exposure to negative cash flows in U.S. dollars, but during 2009, in accordance with the MBP Group’s policy, it discontinued performing hedge transactions.

The paper mills, by nature, are also heavy energy consumers, and a global rise in the price of energy had a negative effect on Mondi profits.

Products

Manufacture of Fine Paper

Mondi is the only manufacturer of fine paper in Israel. However, there are many importers operating in the Israeli market who import fine paper, mostly from Europe.

The scope of Mondi’s annual production of fine paper totaled about 139 thousand tons in 2009 versus about 144 thousand tons in 2008 and about 142 thousand tons in 2007. The rise in manufacturing productivity in the years 2007-2008, originates from the realization of production objectives defined in Mondi’s construction project for its paper machine as carried out during 2005, whose aim was to improve paper quality and increase the manufacturing capacity to at least 137 thousand tons. The efficiency of the machine took a turn for the worse in 2009, as a result of mechanical failures during the year. Efficient operation of the machine along with increasing its operating speed contributed to the rise in Mondi’s production volume. Increasing production volume was another significant factor in Mondi’s return to profitability in 2007-2008.

During 2009, approximately 106 thousand tons of paper produced by Mondi was marketed in the local market. The remainder, consisting of some 38 thousand tons, was designated for direct export to the United States, Italy, Egypt, Jordan and Turkey. In 2009, Mondi expanded its direct exports to additional countries such as the United States and Italy that are characterized by profit margins that are higher than those in Middle Eastern countries. In parallel to the rising direct exports to Middle Eastern markets in the years 2008 and 2009, Mondi led to the cancellation of exports through MBP to Australia and the Far East. Mondi estimates this trend will continue in the coming years and the scope of Mondi’s exports to United States markets may increase.

In 2009, there was a quantitative increase in sales to the domestic market of 4,000 tons (approximately 3.9%), while in 2008 Mondi recorded a quantitative decrease in sales to the local market of 500 tons compared to 2007 (approximately 0.5%). Despite the quantitative increase, Mondi recorded a decline in the sales turnover to the domestic market in 2009 of NIS 29 million as compared with 2008, primarily as a result of the erosion of selling prices. In 2008 there was a decline in Mondi’s sales turnover to the domestic market of NIS 14 million, as compared with 2007. The sales turnover in 2007 rose by NIS 58 million in relation to 2006.

In 2009, Mondi’s sales to direct exports increased by NIS 9 million, as compared with 2008, while in 2008 sales increased by NIS 3 million as compared with 2007. In 2007, sales to direct exports fell by NIS 16 million as compared with 2006.

In direct export markets, an increase of 400 tons (approximately 1%) was recorded in 2009, as compared with 2008, while in 2008 there was an increase of 3,000 tons (approximately 8%) as compared with 2007.

Sales of imported paper

Mondi compliments its basket of products by the importing of paper, such as coated and special papers that it does not manufacture from Europe and the Far East. In 2009, the annual scope of Mondi’s imports stood at about 37 thousand tons of paper, which are marketed only in the local market, compared with 39 thousand tons in 2008 and approximately 42 thousand tons in 2007.

Amongst Mondi’s suppliers of paper are Stora Enso and the APP Group, who are its main suppliers of different types of coated papers. The contract with Stora Enso is based on commercial agreements determined as needed, according to the level of demand for such products. The association with the APP Group dates back to July 2006 through a number of suppliers from China belonging to the APP Group (one of the largest groups in the global sector of coated papers). The agreements with the APP Group are valid for a period of two years, until June 2008, with an automatic extension for an additional year, except in the event that any party to the agreement notifies in advance that it does not wish to continue the association. Under the agreements, Mondi is obligated to purchase from suppliers in the APP Group in an amount of no less than some 15 thousand tons per year.

In 2009, Mondi began working with an additional supplier, Moorim Group, which is also one of the largest global producers of coated paper.

Customers

Mondi markets its products to a wide range of customers in Israel and overseas. Mondi has about 700 customers in Israel, where the main ones include printers (18%), paper wholesalers (17%), office supplies wholesalers (24%), paper products manufacturers (22%) and end-users. Mondi markets abroad to big wholesalers in the paper sphere as well as to big printers and manufacturers in Jordan.

Mondi is not dependent upon any single customer or group of customers that might significantly influence its operations. Furthermore, Mondi does not have any revenues from any single customer that constitute more than 10% of its total revenues.

Marketing and Distribution

Mondi possesses a local distribution system that provides it with the ability to market its products to a variety of its customers operating within the Israeli market. During the years 2006-2009, Mondi worked to expand its distribution network, and even secured institutional tenders, including the provision of distribution services to customers down to the end-user level.

Distribution to Middle-East customers is carried out to border points (to Egypt via the Nitzanim Terminal and to Jordan via the Sheikh Hussein Bridge), with the transportation from these border points to the actual customer being done at the customers’ expense. The distribution to additional export customers, including the United States, is made to the closest marine port in proximity to the customer’s place of business.

Mondi distributes its products from three logistic sites throughout Israel.

The largest and main one is the Company’s site in Hadera, next to Mondi’s production and finishing installations. Most of the imported paper is also received at this site, and paper designated for exports is sent from there, by transfer to containers sent off to the ports by truck. As of the date of this Annual Report, approximately 142,000 tons are distributed annually (some of the imported paper is sent directly from the port to the customer). This site serves Mondi largest customers throughout Israel.

The second largest site is located in Holon, and products are distributed from this site to Mondi customers in the greater Tel Aviv area (Dan region) and Jerusalem, to those who do not have the capacity to take in large quantities of paper, or customers demanding an immediate level of service. Distribution is performed from this site via trucks owned by Mondi, as well as via trucks belonging to Mondi customers.

Mondi’s distribution site in Holon is scheduled to relocate to a new logistic center in Modiin by the end of 2010. For details regarding the logistics center, see 10C below and Note 13e of our consolidated financial statements contained elsewhere in this Annual Report.

The third site is located in Nesher, next to Haifa, and serves customers in the North. This site operates in a manner identical to the Holon one, but on a smaller scale.

Mondi sales are mostly sales from existing inventories, and are not performed by advance orders. Mondi is not dependent upon any single marketing channel.

Competition

Mondi’s main competitors are the following paper importers: Niris Ltd., Ronaimer Ltd., Allenper Trade Ltd., Mei Hanahal Ltd. and BOR Ahvat Havered Ltd. Mondi estimates its market share in the local market to be approximately 50%.

Due to the global crisis, the competition between the paper importers increased, resulting in surplus supply of writing and printing papers in dumping prices. On February 26, 2009, Mondi had filed a complaint with the Supervisor concerning import and dumping of fine paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On May 2010, the Supervisor announced his decision to terminate an investigation, due to the recent developments in the paper market and certain information provided to him. Albeit the damages caused to Mondi due to the import in dumping prices, Mondi does not object the Supervisor’s decision, due to the recent market developments.

Changes to Volume of Operations and Profitability

Due to the global economic crisis of 2009, a deterioration was recorded in the ratio between the demand and supply for the paper products sold by Mondi. This deterioration led to an erosion of the Mondi selling prices. The cost of pulp, however, the principal raw material in the manufacture of paper, fell sharply in relation to the prices in 2008 (by a rate of approximately 33% in relation to the prices in 2008 in dollar terms), following a climb in prices in 2008 (by a proportion of approximately 12%, in relation to 2007 in dollar terms). Due to this decrease in the cost of pulp, together with the drop in energy prices (and its impact on electricity prices and input prices) and chemicals, Mondi managed to improve its profit margins in relation to the profitability in the years 2007-2008.

Seasonality

There are no material seasonal effects on Mondi’s operations.

The following data presents the distribution of revenues from products and services in 2009, 2008 and 2007 (in NIS thousands):

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
	NIS in thousands
2009
Sales	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Sales – net	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
2008
Sales	273,436	129,068	500,069	1,605,376	717,424	(2,660,433)	564,940
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(57,464)	108,544
Sales – net	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)	673,484
2007
Sales	326,636	117,795	561,759	1,373,528	746,031	(2,681,318)	444,431
Sales between Segments	138,143	1,901	14,824	2,146	24,001	(41,796)	139,219
Sales – net	464,779	119,696	576,583	1,375,674	770,032	(2,723,114)	583,650

C.         Organizational Structure

Immediately prior to September 30, 2009, Clal Industries and Investment Ltd., or Clal, beneficially owned 59.43% of the Company’s issued capital and voting rights. Prior to September 30, 2009, Discount Investment Corporation Ltd., or DIC, held 21.45% of the issued capital and voting rights to the Company and was a controlling shareholder of the Company. On September 30, 2009, following the finalization of the transaction for the sale of all the DIC holdings in the Company to Clal, DIC ceased being a controlling shareholder of the Company. To the best of the Company’s knowledge, Clal and DIC had entered into a shareholders’ agreement with regard to their holdings in the Company, dated February 1980. However, as stated above, as of September 30, 2009, DIC is no longer a controlling shareholder of the Company and the said agreement is no longer valid as of that date.

To the best of our knowledge, IDB Development Corporation Ltd. owns of 60.54% of Clal.

Significant subsidiaries and associated companies

The following table lists our subsidiaries and associated companies as of June 1, 2010:]

Name of the Company	Ownership and Voting	Country of Incorporation
Subsidiaries
Amnir Recycling Industries Ltd.	100.00%	Israel
Graffiti Office Supplies & Paper Marketing Ltd.	100.00%	Israel
Attar Marketing Office Supplies Ltd.	100.00%	Israel
Hadera Paper Industry Ltd.	100.00%	Israel
Carmel Containers Systems Ltd.	89.30%	Israel
Frenkel CD Ltd. (directly and indirectly through Carmel)	54.74%*	Israel

Associated Companies
Hogla-Kimberly Ltd.	49.90%	Israel
Kimberly –Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (held through Hogla-Kimberly Ltd.)	49.90%	Turkey
Mondi Paper Hadera Ltd.	49.90%	Israel
Cycle-Tec Recycling Technology Ltd.	30.18%	Israel

D.         Property, Plants and Equipment

The Group’s principal executive offices and manufacturing and warehouse facilities are located on approximately 350,000 square meters of land in Hadera, Israel, which is 31 miles south of Haifa. Hadera is a major seaport located 28 miles north of Tel Aviv.  The Company owns 274,000 square meters of the land on which it operates. An additional 68,000 square meters are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate from 2012 until 2056.  Some of this land is leased to associated companies, which operate in Hadera.

The Group’s facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 111,484 square meters are utilized for manufacturing, storage and sales and administrative offices.  In addition, the Company leases from the Israel Land Administration approximately 25,000 square meters in Nahariya, in northern Israel, under a lease agreement until 2018, which are rented to an associated company.  Recently, the Company acquired the contractual rights via a development agreement in another area of approximately 3,500 square meters in Nahariya, which will also be rented to the associated company.

The Company leases from the Tel Aviv Municipality, until 2059, a real estate lease, of approximately 7,600 square meters for a plant in Tel Aviv that has been shut down as of the end of 2002.  The Company is investigating several options for using the land. According to the lease agreement, the Company was obliged to utilize its building permits until September 2009. On June 1, 2010, The Company entered into an agreement for the sale of its rights in the above land, in return for some of NIS 64 million, plus VAT. The transaction is subject to a precondition and two nullifying conditions.

The Group also owns a parcel of land in the industrial zone of Bnei Brak of 9,000 square meters, which is near Tel-Aviv and used for waste paper collection, however, the Amnir plant at Bnei Brak is scheduled to relocate to the new logistics center in Modiin at the end of 2010.

H-K’s headquarters and logistics center, which are leased under a long-term lease agreement, are located in a new, modern site in Zrifin, near Tel-Aviv. The headquarters and logistics center covers an area of 40,000 square meters, with 17,500 square meters of buildings.  An additional production plant owned by H-K is located in a 40,470 square meter plot in Afula, a city in northern Israel.

Subsidiaries and associated companies rent plants and office facilities in Caesarea and additional warehouses and waste paper collection sites throughout Israel.

* The holding in voting shares is 54.69%

The machinery, equipment and assets of the Company are free of any mortgage, lien, pledge or other charge or security interest.

The Group owns two paper machines that are used in the manufacture of various grades of paper and board. The paper production facilities of the Company and its subsidiaries are located in Hadera, where the Company operates machines with a combined production capacity of over 160,000 tons per year.

In November 2006 and October 2007, the Company’s board of directors approved an investment of approximately $690 million towards the construction of a new packaging paper machine in Hadera for the manufacture of packaging paper from cardboard and paper waste, also known as Machine 8.  The machine has an output capacity of 230,000 tons per annum. Subsequent to the construction of the new machine and along with the parallel decommissioning of one of two packaging paper machines, the Company’s annual production capacity for packaging paper increased from 160,000 tons in 2009, to approximately 320,000 tons in 2010The new packing paper machine is intended to address growing demand in the local market for packaging paper at prices and of a quality that are competitive with prices and quality of imported packaging paper. . The major part of the machine installation process was completed on January 15, 2010 and the running-in process has begun. The running-in process is progressing as planned, while technical problems are being handled on an ongoing manner vis-à-vis the suppliers

As part of construction of the new machine, the Company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required.

The Group also operates converting lines for the production for personal care and household paper products in Hadera and Nahariya.

The Group maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products and a plant in Hadera for recycling plastic waste.

At the end of 2008, the Company signed an agreement for leasing of a logistics center in Modi’in with an area of 74,500 square meters, as well as buildings with a total constructed area of 21,300 square meters, for the Company’s subsidiaries and associated companies, which would, in part, replace existing lease agreements. The leasing period shall be 15 years. For further information, see “Item 10.C – Material Contracts”.

In 2000, the Company established a new co-generation power plant in Hadera, based on high-pressure steam available from steam drying employed in paper production, for a total investment of approximately $14.0 million. With the operation of the power plant, the Group now enjoys an independent power generation capacity of 18 megawatt, with generation costs considerably lower than the cost of electricity previously purchased from the Israel Electricity Company. As part of this project, the infrastructure of the main electricity supply system was renovated and improved, utilizing modern technological innovations.

During October 2007, the Company converted its energy-generation system that had been using heavy fuel oil to natural gas, and completed the transition of the energy system at its Hadera facility from fuel oil to natural gas. The use of natural gas significantly lowered the cost of energy to the Company, while concurrently significantly reduced the amount of emissions released into the atmosphere. The Company has invested a total of NIS 30 million in infrastructure installation and conversion of existing equipment for the use of natural gas instead of fuel oil.

Pursuant to the Company’s agreement with Yam Tethys Sea Group, as described in “Item 10.C - Material Contracts”, natural gas will be supplied by the Yam Tethys partnership through mid-2011. As part of the process of the Company’s transition to the use of natural gas instead of fuel oil, the Company has had to adapt its work environment accordingly, including by implementing changes according to its hazardous materials permit as well as its policies regarding work procedures.

In addition, the Company is examining and promoting a project for establishing a combined cycle co-generation plant based on natural gas in Hadera. The new plant is expected to enable the Company to sell electricity to external users, including the Israel Electric Company, or IEC and/or private customers, at a scope of up to 230 megawatts, at the Company site in the Hadera Industrial Zone. As of the date of this Annual Report, the project is on hold, awaiting the business stabilization of potential gas sources in order to conclude the contract to acquire the required gas at a price range that would allow the Company to be competitive with expected IEC rates. Due to the pending finalization of the gas purchasing contract as set forth above, it is not possible to comply with the milestones set forth in the Company’s contingent production license. The Company has elected not to apply for an extension of the license during this holding phase, and will act to renew the license as progress is made on completion of gas purchasing for the station.

In October 2006, the National Infrastructure Committee approved the change in designation of 40,000 square meters of land, adjacent to the Company’s premises in Hadera, to be used as a power station and for other uses. The approval was empowered by the Israeli Government on February 6, 2007.

The discovery of natural gas deposits drill sites in proximity to Hadera beach and progress in negotiations with potential suppliers are both increasing the likelihood of renewed negotiations and project kick-off.

In 2008, the Company launched the rapid development of paper types based on 100% recycled fibers, whose superior quality would allow to replace pulp-based packaging paper in the corrugated board industry in Israel and overseas. The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for packaging paper for the local corrugated board industry, from 160,000 tons per annum at the present time, to approximately 250,000 tons per annum in the coming years. In early 2009, the Company started marketing this products to both the domestic and export markets. The expansion of the sales volumes of these products is planned for 2010.

Environmental Regulation Matters

The business license for the main production site of the Group in Hadera includes conditions regarding sewage treatment, effluent quality, air quality, process sludge and the handling of waste and chemicals. In addition, the Company is required to operate the site in accordance with the conditions specified by the Israeli water commission regarding effluent disposal. To the best knowledge of the Company, the Company operates the site in compliance with such requirements, and in the event of non-compliance, the Company acts in conjunction with such governmental authorities to rectify any violations.

The Company is working intensively on environmental issues, and is investing heavily in environmental projects with a special emphasis on the treatment of wastewater, cutting down on water consumption and improving airborne emissions with the transition to natural gas. The Company strives to achieve environmental excellence as business leverage on a strategic level. To this end, in 2008, the Company received the Green Globe award for its handling and treatment of wastewater, representing recognition on the part of the umbrella organization of all green associations for the Company’s environmental excellence.

Company activities with regard to environmental protection are focused in three major areas: Treatment of sewage and quality of treated waste water, air quality and noise reduction.

The Company discharges treated waste water, purified at the Company facility, into the Hadera stream. The Company operates according to directives obtained from the Government Water and Sewage Authority, or Water Authority (formerly, the Water Commission), during the course of discussions for obtaining the permit for the year 2010. The permit itself has yet to be received. This permit specifies, inter alia, conditions regarding quality of treated waste water discharged into the stream. The Company operates a sewage treatment facility covering some 21,000 square meters adjacent to its Hadera plant. In the course of 2009, the Company began conducting trials to reintroduce softened wastewater from the innovative softening facility that the Company established in 2008 at a cost of approximately NIS 5.0 million. In the course of the year, approximately 270,000 meters cubed of softened water were reintroduced, representing over 12% of the total wastewater discharged into the stream.

In 2009, the Company successfully ran a pilot desalination project that examined desalination technology consisting of membrane separation with ultra filtration as a pre-filtering stage. The successful pilot project constitutes an additional step toward the establishment of a future desalination plant at the Hadera site that will allow for the complete reintroduction of all the wastewater treated at the plants.

In the course of its operations, the Company uses hazardous materials, and therefore the Company has a Hazardous Materials Permit, or HazMat Permit, valid through July 2010, from the Supervisor of Hazardous Materials at the Ministry of Environmental Protection. The HazMat Permit determines the types of hazardous materials that the Company may use, the quantities of hazardous materials that are allowed to be used, storage conditions by type of hazardous material, including internal segregation of fluids and powders - all based on the risk level thereof. In 2007, in conjunction with the transition of the energy systems to using natural gas, the HazMat Permit also covers the use of natural gas, in accordance with all permits and approvals required in this regard by the Ministry of Environmental Protection.

To the best of the Company’s knowledge, the plant operates subject to the requirements of the authorities, and in cases of deviation the Company strives to correct them in line with action plans in coordination with the authorities.

In addition to the reduction of air-borne pollutants, as part of the Company’s awareness toward global warming and the importance of reducing green-house gas emissions into the air, the Company has also acted to reduce carbon emissions. The Company has promoted a process vis-à-vis the UN in conjunction with the Kyoto Treaty, whereby in countries which are signatories of said treaty, any company which has contributed to the reduction of green-house gas emissions while making a global contribution, may receive economic compensation for its efforts to prevent global warming, by using the green-house-gas reduction rights. These rights, when recognized by a UN-sanctioned mechanism, are negotiable on global markets between credited companies and other companies that need to show improvement due to exceeding the allowed volume of carbon emissions. Upon the transition to using natural gas, as set forth above, the Company has obtained confirmation by the UN of its rights due to reduction in carbon emissions resulting from said transition to natural gas. In this respect, the Company recorded revenues in the amount of NIS 1.5 million in 2009, on account of the sale of carbon emission rights for 2008, pursuant to an agreement signed by the Company in February 2009 with Trading Emissions PLC (TEP), an investment company registered in the UK, specializing in carbon emissions trading. The agreement enables TEP to trade in the Company’s rights in carbon emissions from 2008 through to 2012.

In November 2006, the Environmental Protection Ministry announced that, even though the Company plant at Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards. The Company expects that the investigation will not have a material impact on its operations.

At the H-K manufacturing site in Nahariya, a partial purification process takes place of the water that serve for the paper manufacturing process, with the remaining purification taking place at the regional sewage treatment plant, in line with an agreement approved by the environmental protection authorities.

During the years 2000-2009, the Company invested approximately $20.9 million in projects intended for compliance with environmental protection regulations, of which approximately $2.0 million in 2009, including an investment of approximately $0.4 million in the conversion of the energy system to burn natural gas instead of fuel oil, $1.5 million for noise reduction projects at the Hadera facility, as well as an investment of $0.2 million in the salvaging of treated waste water at the facility and increasing the reliability of the water and sewage treatment system.

Furthermore, over the past two years the Company has been implementing a gradual plan to further improve reduction of noise sources at the Company’s facility in Hadera. In 2009, the Company invested a total of NIS 1.5 million in implementation of this plan.

The Company is  currently acting in cooperation with the authorities to find solutions for the handling or recycling of process sludge.

Moreover, as part of the upgrading of the Hadera Site in preparation for Machine 8, the Company implemented a multi-annual program this year for noise treatment, prepared in collaboration with the Hadera Municipal Council. The Company is working to accelerate investments and shorten timetables in relation to the original plan. The cost of the investment in this program in 2009 was approximately $6.0 million. The Company also examines the need for additional investments and improvements, if necessary.

The Company estimates that its total environmental expenses in 2010, arising in the normal course of business, will amount to NIS 5.0 million. According to Company estimates, these expenses are not expected to decline in coming years.

In 2009 all plants at the main Hadera site successfully passed various environmental inspections.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None.

ITEM 5 -  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies and Estimates

The Company’s discussion and analysis of the financial condition and operations are based upon the Company’s consolidated financial statements, as of December 31, 2009, 2008, and 2007 and for the years then ended prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”) reconciled to generally accepted accounting principles in the U.S. (“US GAAP”). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

The Company identified the most critical accounting principles upon which its financial status depends.  The Company determined the critical principles by considering accounting policies that involve subjective decisions or assessments. The Company states its accounting policies in the notes to the consolidated financial statements and at relevant sections in this discussion and analysis. This discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and related notes included elsewhere in this Annual Report.

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

The followings are the critical judgments and key sources of estimation uncertainty that management has made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in financial statements:

Deferred taxes

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

Length of fixed assets

Approximation of length of life of items of fixed assets is done periodically. The Company’s management evaluates residual values, depreciation methods and length of useful lives of the fixed assets.

Provisions for legal proceedings

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

Employee benefits

The present value of the Company’s obligation for the payments of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law, 5723-1963, is based upon actuarial estimations. The actuarial estimations take into consideration a great amount of data and utilize a large number of assumptions, among which, the capitalization rate.  Changes in the actuarial assumptions could affect the book value of the obligation of the Company for employees’ benefits payments and severance pay. The Company approximates the capitalization rate annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the Company.

Fair value of an option to sell shares of an associated company

As stated in Note 2Q (2) of our consolidated financial statements contained elsewhere in this Annual Report, the Company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss. In establishing the fair value of the option, the Company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The Company strives to establish a fair value that is as subjective as possible, but at the same time the process of establishing the fair value includes some subjective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the Company.

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

Impairment of cash generating units

To determine whether there may be a need for impairment provision with respect to cash-generating units in accordance with IAS 36, the Company's management has primarily used appraisals performed by external independent land appraisers with the required knowledge, expertise and experience. In light of indications that occurred during 2009 and an external assessment that was provided for the purpose of determining the proceeds in a transaction for the sale of the holding between the shareholders of the Company, in accordance with IAS-36, the Company examined the need for a provision for impairment of the value of the packaging paper sector as a cash-generating unit.

From the external assessment that was done on the discounting of cash flows using a discount rate of 10.0%, indicates that the expected utilization value of the packaging paper cash-generating unit is lower than its carrying value. The Company subsequently estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the Company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets

The Company strives to determine the fair value of the cash generating units that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the external assessors and land appraisers and of the Company’s management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair values of the cash generating units of the Group calls for employing judgment. Changes in the assumptions that serve for setting of the fair values of the cash generating units, can materially affect the Group’s situation and results of operation.

Significant transactions and events.

1.              Sale of shares

Pursuant to the valuation that was conducted for the purpose of determining the proceeds of the sale of 21% of the Company outstanding share capital by Discount Investments Ltd. to Clal Industries Ltd., it arises that the value of the Company as of June 30, 2009, is 47% higher than its shareholders’ equity. However, it follows from this valuation that the economic value of the operations in the packaging paper sector is apparently lower than its book value by approximately NIS 423 million. In accordance with IAS-36, for the purpose of examining the need for a provision for impairment pertaining to the value of the packaging paper sector as a cash-generating unit, the Company examined the use value on the basis of discounted cash flows, using a discount rate of 10.0%. The Company subsequently estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the Company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

2.              Dividends from associated companies

On February 26, 2009, an associated company decided to allocate preferred shares to the Company, which will grant the Company the right to receive a special dividend in accordance with board of directors’ resolutions of the associated company from time to time.

On March 19, 2009, a dividend in the amount of NIS 32.77 million was received from an associated company in respect of a preferred share that was allotted during the first quarter of 2009, which allows the Company to receive dividend in accordance with the resolution of the board of directors of the associated company. In addition, on March 19, 2009, a capital note in the amount of NIS 32.77 million was repaid by the Company for an associated company.

On July 1, 2009, a dividend in cash, in the amount of NIS 19.6 million, that was declared on February 26, 2009, was received from an associated company.

On October 1, 2009, a dividend in cash, in the amount of NIS 9.5 million, that was declared on July 30, 2009, was received from an associated company.

On October 22, 2009, an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million.  The Company’s share in the dividend was received after the end of the reporting period.

A.           Operating Results

The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

Amount and Percentage Increase (Decrease) in thousands of NIS
	Year ended December 31, 2009 compared to the year ended December 31, 2008
	Changes NIS	Changes %
Net sales	218,511	32.4
Cost of sales	223,290	41.2
Gross profit	(4,779)	(3.6)
Selling, administrative, general and other expenses	14,985	15.7
Income from ordinary operations	(19,764)	(55.9)
Financial income	(7,342)	(60.8)
Financial expenses	(4,120)	(15.2)
Profit after financial expenses	(22,986)	152.8
Share in profits of associated companies, net	36,044	70.2
Income before taxes on income	13,058	18.2
Taxes on income	10,730	(292.9)
Profit for the year	23,788	35.0

Attributed to:
Company shareholders	21,520	30.8
Minority interests	2,268	(129.6)

*
The statements of income for the year ended December 31, 2009, and the applicable period in 2008 are presented in New Israeli Shekels as more fully described in Note 1 of our consolidated financial statements contained elsewhere in this Annual Report.

The number of New Israeli Shekels which were exchangeable for 1 U.S. dollar decreased over the prior year by (-0.7%) and (-1.1%) in 2009 and 2008, respectively. See Note 3 to the Financial Statements attached for the anticipated effect of adopting of accounting pronouncements that have been issued but are not yet adopted.

Year ended December 31, 2009 compared to year ended December 31, 2008

I.	Overview of Results of Operations

1.	Consolidated Data

Consolidated sales in 2009 amounted to NIS 892.0 million, as compared with NIS 673.5 million in 2008, representing growth of approximately 32.4%.

        The consolidated profit from ordinary operation amounted to NIS 15.6 million in 2009, as compared with NIS 35.4  million in 2008.

         Profit after taxes and before the Company’s share in earnings of associated companies for 2009, amounted to NIS 4.4 million, as compared with NIS 16.7 million in 2008.

2.	Net profit and the Earnings per Share Attributed to the Company’s Shareholders

The net profit attributed to the Company’s shareholders in 2009 amounted to NIS 91.2 million, as compared with net profit of NIS 69.7 million attributed to the Company’s shareholders in 2008, representing an increase of 30.8%.

The net profit attributed to the Company shareholders in 2009 was affected by the improvement in operating profitability at some of the groups companies in Israel and in Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated company that generated net revenues of NIS 8.4 million for the Company. Moreover, a reduction in the Company’s share in the losses on account of the operations in Turkey (KCTR) in relation to the previous year also contributed to the improved profitability.

The net profit attributed to the shareholders of the Company in the fourth quarter this year amounted to NIS 21.1 million, as compared with net profit attributed to the Company’s shareholders of NIS 10.2 million in the corresponding quarter last year, representing an increase of 106.8%.

Basic earnings per share amounted to NIS 18.03 per share ($4.78 per share) in 2009, as compared with basic earnings per share of NIS 13.77 per share ($3.62 per share) in 2008.

Diluted earnings per share amounted to NIS 18.03 per share ($4.78 per share) in 2009, as compared with diluted earnings per share of NIS 13.77 per share ($3.62 per share) in 2008.

II.            The Business Environment

The global financial crisis and the slowdown in the real-term economic activity, that developed in 2008, resulted, inter alia, in severe damage to global capital markets, in a severe downturn and considerable fluctuations in stock markets both in Israel and worldwide, including severe downturns and fluctuations in the prices of the securities of certain investee companies of the Company, a deterioration of the credit crunch, a decrease in the value of assets held by the public and a considerable slowdown and uncertainty in economic activity. Consequently, various economies worldwide, including those of the United States and numerous countries in Europe, slipped into a recession, while indications of a recession were also identified in Israel.

The weakness in economic activity that characterized the second half of 2008, continued in the first quarter of 2009 as well. Commencing in the second quarter of 2009, a certain recovery was observed and then gained momentum in most sectors of the Israeli economy. The prices of traded securities recorded a considerable increase in the Israeli capital market, while in parallel, the corporate debt market began to recover, as the raising of funds by the business sector renewed. Various markets worldwide are experiencing similar developments, as a global trend of recovery in real-term operations is being observed, along with bullish capital markets and an improvement in the stability of financial institutions. The global recovery is largely attributed to a combination of fiscal expansionary plans, along with a continuing expansionary monetary policy, led by the U.S. economy.

         In the last quarter of 2009, the prices of various products were raised in the global paper industry. In the packaging paper sector in Europe, the cumulative rise in prices since September 2009, totaled €80 per ton (approximately 35%) until the end of 2009.

        The trend of improving paper prices worldwide, that was reflected primarily in the last quarter of the year, is expected to continue throughout 2010. As of the date of this Annual Report, this trend is being reinforced by the declaration of the largest paper companies worldwide, regarding an additional increase in prices that is expected during the second quarter of 2010, by a sum of approximately €60 per ton (approximately 18%). The continuation of this trend, in addition to the sharp increase in prices in the second half of 2009, will support the continued growth and increase in the volume of operations that are expected in 2010.

Impact of the Business Environment on Company Operations

        The Hadera Paper Group manages a wide and relatively diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The different Group companies operated in 2009 on the basis of aggressive efficiency and cost-cutting measures across all companies and all sectors of operation. The Company’s sectors of operation focus on consumer goods and basic inputs that were affected in a relatively limited manner by the repercussions of the global economic and financial crisis.

The Company’s principal operation in the area of household paper and absorbent products (through the Hogla Kimberly sector), in light of the economic crisis, was characterized by preserving market share and maintaining the quantitative volumes of operation in view of the acquired consumption habits of customers and consumers in Israel, characterized primarily on the basis of attractive pricing. In the course of 2009, the Company maintained stability in its market shares, thanks to increased marketing activity that served to strengthen its leading brands.

In light of the aforementioned, the Company has successfully managed to continue improving its profits despite the challenging business environment in these areas.

In the packaging paper and recycling sector, the significant additional rise in prices that is expected globally, as aforementioned, may positively affect the results of this sector of operations, that began the running-in process of Machine 8, the new manufacturing system for packaging paper, in January of 2010.

The Company estimates that since 2008, packaging paper products have been imported into Israel at dumping prices, primarily from Europe. The company is working to handle this problem vis-à-vis the Dumping Supervisor at the Ministry of Employment, Industry and Trade, who has decided to impose a temporary levy on the importing of packaging paper from Europe, at a rate of 52-67 euro per ton. Some of the manufacturers and importers have filed petitions against this decision. On December 3, 2009, the Company announced that in a hearing held in court regarding the petitions of five importers/producers that were appealing the decision of the Supervisor, it was agreed between the parties that the decision of the Supervisor would remain in place for the next four months, while the guarantees that were deposited by the petitioners in October and November would be reimbursed to them. This decision received of the validity of a court ruling. The said temporary guarantee was valid until March 31, 2010.

On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31-44 per ton, on most different producers from the European Union. The recommendation of the Dumping Supervisor is subject to the approval of the Dumping Committee and the signature of the Minister of Employment Industry and Trade and the Minister of Finance. There is no certainty regarding the approval of the recommendation of the Supervisor and the Company cannot estimate this stage the impact of the acceptance of the complaints on its results.

In the fine paper sector, the impact of the global crisis is evident primarily in the advertising industry, as demand for fine paper has decreased by a rate of 11%-14% in 2009 in the global market. Towards the end of 2009, pulp prices started to increase, and are expected to increase even more in the short –term due to the earthquake in Chile, which causes temporary delays in pulp supply to the global market.

The reduced demand is creating surplus supply in Europe and worldwide and the Company estimates that fine paper is being imported to Israel at dumping prices since 2008. In this respect, the Company is also working with the Dumping Supervisor in order to control imports at these prices. On February 26, 2009, the Company announced that Mondi had filed a complaint to the Supervisor, regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On May 27, 2010, Mondi, reported that the Supervisor announced his decision to terminate the investigation concerning the import in dumping prices of fine paper products due to the recent developments in the paper market and certain information provided to him. Albeit the damages caused to Mondi due to the import in dumping prices, Mondi does not object the Supervisor’s decision, due to the recent market developments.

A decrease was recorded in 2009 in the prices of inputs, primarily fibers and chemicals, as a result of the global crisis. This trend began to change in the last quarter of 2009, in light of wakening market activity. These decreases in prices offered partial compensation for the erosion in prices at some of the Group companies. These savings were partially offset as a result of an increase in the prices of water in 2009, by an average rate of 3%, along with an increase in the prices of gas, that constitutes a principal input in the paper production chain. Gas prices rose by approximately 10% in relation to 2008, as a result of the devaluation of the NIS in relation to the U.S. dollar by an average of 9.6% in relation to 2008, this adversely affected the Company also in terms of the imported inputs, while serving to improve the selling prices that were eroded, as mentioned above, in the main sectors of operation of the Company, where the prices tend to follow the import prices, denominated in U.S. dollars.

As at the date of this Annual Report, it is impossible to estimate whether the said crisis in the financial markets has indeed run its course, what are its direct and indirect economic implications globally and in Israel, and how long such implications will last, if at all.

The signs of the said crisis and the recovery therefore, have affected and may continue to affect the business results of the Company and its investee companies, including an effect on their liquidity, the value of their assets, their ability to divest assets, the state of their business, their financial indicators and covenants, their credit rating, their ability to distribute dividends, ability to raise financing for their current operations and long-term plans, as well as on their financing terms.

As at the date of publication of the consolidated financial statements contained elsewhere in this Annual Report, no material changes have occurred to the Company’s risk management policy.

The U.S. dollar exchange rate was revaluated by 0.7% in 2009, in relation to a revaluation of approximately 1.1% in 2008.

The Company’s business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the Company's exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate in 2009 amounted to 3.9%, as compared with an inflation rate of 3.8% in 2008.

III.           Analysis of Operations and Profitability

Commencing on January 1, 2009, the Company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel and Frenkel CD., as a separate segment. The associated companies Hogla-Kimberly and Mondi Hadera were also recognized as independent segments (for further information, see Note 19 to the consolidated financial statements contained elsewhere in this Annual Report). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of the Company and is affected by the adoption of the Standard mentioned above.

        Commencing on September 1, 2008, the financial statements of Carmel and Frenkel CD Ltd. (an associated company of Carmel's and of the Company), are consolidated within the Company’s financial statements, as a result of the fact that the holding rate in Carmel has increased from 36.2% to 89.3%, and in Frenkel CD, indirectly, from 37.93% to 54.74% (for details see Note 15 to the annual financial statements contained in the Company’s Annual Report on Form 20-F, for the year ended December 31, 2008).

1.	Sales

Consolidated sales in 2009 amounted to NIS 892.0 million, as compared with NIS 673.5 million last year, representing an increase of 32.4%, that is primarily attributed to the first-time consolidation of the data of Carmel and Frenkel CD in the reported period, in the amount of approximately NIS 477.8 million, as compared with their consolidation for only part of last year, in the sum of NIS 160.9 million.

Sales of the packaging paper and recycling sector amounted to NIS 263.2 million in the reported period, as compared with NIS 381.5 million in the corresponding period in the previous year.

The decrease in the sales turnover in the packaging paper and recycling sector originated both from the decrease in the sale of packaging and recycling as a result of the impact of the erosion of selling prices (sales in the sector are affected by dollar-denominated import prices), coupled with the quantitative decrease in sales originating from the importing of packaging paper at dumping prices from Europe, along with the erosion in demand from the local market and Israeli export operations, during the year.

The sales of the packaging products and board sector in 2009 amounted to NIS 477.8 million, as compared with their consolidation for part of the reported period in the previous year, in the amount of NIS 160.9 million.

Sales in the marketing of office supplies segment amounted to NIS 151.0 million in 2009, as compared with NIS 131.1 million in the corresponding period in the previous year, representing an increase of 15.2%, that originated from the continued implementation of the segment’s strategic growth plan by way of expanding the customer base.

The consolidated sales in the fourth quarter of 2009 amounted to NIS 237.6 million, as compared with NIS 226.3 million in the corresponding quarter in the previous year, representing an increase of approximately 5.0%, that originates primarily from the growth in sales of the packaging paper and recycling sector in view of the higher prices as mentioned above, coupled with the growth in the sales of the office supplies marketing sector, in relation to the corresponding quarter in 2008 and as compared with the sales in the third quarter of 2009, in the amount of NIS 220.4 million, representing an increase of approximately 7.8%.

2.	Cost of Sales

The cost of sales amounted to NIS 765.7 million, or 85.8% of sales, in 2009, as compared with NIS 542.4 million, or 80.5% of sales in 2008. The increase in the cost of sales originates primarily from the consolidation of the results of Carmel and Frenkel CD in 2009, as compared with their partial consolidation last year.

The gross profit totaled NIS 126.3 million in 2009, representing approximately 14.2% of sales, as compared with NIS 131.1 million, representing 19.5% of sales, last year, representing a decrease of 3.7% in relation to the corresponding period last year.

The decrease in gross profit in relation to 2008 originates primarily from the erosion of the prices of packaging paper as well as a result of the slowdown in the markets that led to a decrease in quantitative sales, coupled with a 3% increase in the price of water, that was offset by the lowering of paper collection costs and the procurement of raw materials, along with a 5% decrease in electricity prices. Additionally, the cost of sales included part of an amortization of NIS 4.3 million in excess cost, as a result of excess cost recorded from the acquisition of Carmel and Frenkel CD in 2008.

Labor Wages

The labor wages within the cost of sales amounted to NIS 206.9 million in 2009, representing approximately 23.2% of sales, as compared with NIS 149.2 million last year, representing approximately 22.2% of sales.

The labor wages within the Selling, General and Administrative expenses amounted to NIS 85.3 million during 2009 (approximately 9.6% of sales), as compared with the sum of NIS 73.9 million last year (approximately 11.0% of sales).

The increase in the cost of labor wages in relation to last year originates primarily from supplemental labor wages in the sum of NIS 105.2 million, stemming from the consolidation of Carmel and Frenkel CD, as compared with NIS 34.4 million from their partial consolidation in the corresponding period last year. Net of labor expenses on account of Carmel and Frenkel CD, the labor expenses decreased by a rate of 0.9%.

Moreover, the cost of labor includes the labor costs derived from the issue of options to executives and the allocation of the expenditure thereupon, at a cumulative rate of NIS 3.8 million in 2009, an expenditure not involving cash flows.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives.

In this capacity, senior executives and managers have voluntarily agreed to cut their wages by 8%-10% in 2009, while senior employees have agreed that their wages be cut by 5%. The Company also decided to freeze any raises in labor wages for employees under a personal employment contract in 2009.

3.	Selling, General and Administrative Expenses

The selling, general and administrative (including wages) and other expenses amounted to NIS 110.7 million in 2009, or 12.4% of sales, as compared with NIS 95.7 million, or 14.2% of sales in 2008. When neutralizing revenues, as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted to NIS 127.1 million.

The increase in selling, general and other expenses originated primarily from the consolidation of the expenses of Carmel and Frenkel CD in the Company’s financial statements, in the sum of NIS 54.0 million, as compared with their consolidation during the part of last year, in the sum of NIS 17.3 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 2.9 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the expenses of Carmel and Frenkel CD, and net of non-recurring income, the Selling General and Administrative expenses decreased by approximately NIS 5.3 million

4.	Operating Profit

The operating profit totaled NIS 15.6 million in 2009 (1.7% of sales), as compared with NIS 35.4 million (5.2% of sales) last year. The decrease in operating profits originated from the erosion of selling prices coupled with the quantitative erosion of packaging paper and recycling, as a result of the imports of packaging paper at dumping prices that was offset by the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend.

The operating loss of the paper and recycling sector amounted to NIS 2.8 million in 2009, as compared with operating profit of NIS 38.7 million last year, primarily as a result of dumping prices of competing imports, that served to erode the prices and quantities as mentioned above.

The operating profit of the packaging products and board segment amounted to NIS 14.7 million in 2009, as compared with an operating loss of NIS 6.2 million last year. The improvement in the operating profit in the sector is primarily due to the erosion in input prices and the implementation of an aggressive efficiency program that compensated for the erosion in the quantities sold and in the selling prices.

The operating profit of the office supplies sector amounted to NIS 4.0 million in 2009, as compared with NIS 3.2 million last year.

The operating profit in the fourth quarter of the year amounted to NIS 0.4 million in relation to an operating loss of NIS 2.6 million in the corresponding quarter last year and as compared with operating profit of NIS 1.2 million in the third quarter of the year. The change in the operating profit for the quarter, in relation to the loss last year, originates primarily from the transition from an operating loss at the packaging products and cardboard sector in the fourth quarter last year, that originated from inventory hedging transactions, to an operating profit in the fourth quarter this year as a result of the utilization of the erosion of raw material prices in the sector and the continued implementation of the efficiency program. The increase in operating profits in the fourth quarter was offset due to the transition to an operating loss of the paper and recycling sector, in relation to the corresponding quarter last year, as a result of dumping prices, as mentioned above.

5.	Financial Expenses

The financial expenses totaled NIS 18.3 million in 2009, as compared with NIS 15.0 million in 2008, representing growth of 22.0%.

The total average of net interest-bearing liabilities, charged to the Company’s financial expenses, decreased by an average of NIS 3 million, between 2008 and 2009. This decrease originated primarily from the positive cash flows from operating activities between the periods, net of the current investments in fixed assets.

The interest on the short-term credit decreased by approximately NIS 0.8 million, both as a result of the decrease in the average balance of short-term credit and as a result of the lower interest rate between the two periods. The interest expenses in respect of CPI-linked long-term liabilities (debentures) decreased by NIS 4.3 million as compared with the corresponding period last year, as a result of both the decrease in the balance of debentures following redemptions made to the holders of the debentures, coupled with hedging transactions on the CPI-linked debentures against the increase in the CPI, whose costs amounted to 0.3% per annum in 2009, as compared with 2.6% in 2008, and as a result of the valuation of the hedging transactions to their fair value, in accordance with international standards. The actual CPI rose by 3.9% in 2009.

Furthermore, financial revenues of NIS 5.2 million were included last year on account of a currency transaction on the dollar, and were not included this year.

6.	Taxes on Income

Revenues from taxes on income amounted to NIS 7.1 million in 2009, as compared with tax expenses of NIS 3.7 million in 2008. The tax revenues originated primarily from the decrease in pretax profits in the amount of NIS 23.0 million, coupled with the change in the tax rates the following years, that generated deferred tax revenues in the amount of NIS 8.6 million, that were offset as a result of recording a provision for taxes on account of events that were included in the reported period.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), primarily include Mondi Hadera, Hogla-Kimberly.

The Company’s share  in the earnings of associated companies totaled NIS 87.4 million in 2009, as compared with NIS 51.3 million in 2008.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2008:

-
The Company’s share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 4.5 million. The increase in profit originated primarily from an increase in the operating profit of Mondi, that grew from NIS 34.1 million last year, to NIS 40.5 million this year, despite the erosion of prices as a result of imports at dumping prices, in light of the implementation of an aggressive efficiency program in operations and purchasing and a decrease in input prices. The net profit also grew as a result of recording tax revenues as a result of the change in the tax rate, in the sum of NIS 6.4 million, that was offset as a result of the increase in financial expenses during the reported period, as compared with last year, primarily as a result of the influence of the devaluation of the NIS against the U.S. dollar, as an average between the reported periods.

-
The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 21.5 million. H-K’s operating profit grew from NIS 169.0 million to NIS 210.0 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, innovating products and empowering the H-K’s brands, a decrease in the prices of certain company inputs in view of the erosion of global commodity prices, continuing efficiency measures across the Company and growing savings in procurement that also contributed significantly to the improved profit.

-
The Company’s share in the losses of KCTR Turkey (49.9%) was reduced by NIS 8.1 million. The significant decrease in the loss is attributed primarily to the growth in the volumes of operation (see above - “Strategic Investment in Turkey”) that led to the continued reduction in the operating loss, from NIS 33.4 million last year to approximately NIS 14.7 million this year. Moreover, due to the increase in the shareholders' equity of KCTR through a financial influx from Hogla-Kimberly last year and during the reported period, and bank loans repayment the financial expenses were reduced, thereby leading to an additional reduction in the net loss.

Year ended December 31, 2008, compared to year ended December 31, 2007

I.	Overview of Results of Operations

1.	Consolidated Data

Consolidated sales in 2008 amounted to NIS 673.5 million, as compared with NIS 583.6 million in 2007, representing growth of approximately 15.4%.

        The consolidated profit from ordinary operation amounted to NIS 35.4 million in 2008, as compared with NIS 71.1 million in 2007.

        Profit after taxes and before the Company’s share in earnings of associated companies for 2008, amounted to NIS 16.7 million, as compared with NIS 30.7 million in 2007.

2.	Net profit and the Earnings per Share Attributed to the Company’s Shareholders

       The net profit attributed to the Company’s shareholders in 2008 amounted to NIS 69.7 million, as compared with net profit of NIS 31.5 million in 2007, representing an increase of 121.1%.

       The net profit attributed to the Company’s shareholders in 2008 was affected by the improvement in the profitability of some of the Group’s companies in Israel, from recording profit from the allocation of excess negative cost as a result of the acquisition of Carmel and Frenkel CD whose net impact on the net profit attributed to the Company’s shareholders amounted to NIS 10.6 million and the significant reduction of the Company’s share in the losses of the operations in Turkey (KCTR), as compared with 2007. On the other hand, the net profit decreased as a result of recording an expenditure of NIS 10.0 million from the valuation of a put option on Mondi.

       The surplus purchasing of Carmel and Frenkel CD was calculated to the consolidation date of the companies. See note 15 to our consolidated financial statements contained elsewhere in this Annual Report regarding details of the acquisition of Carmel and Frenkel CD.

       The net profit attributed to the shareholders of the Company in the fourth quarter of 2008 amounted to NIS 10.2 million, as compared with net profit attributed to the Company’s shareholders of NIS 17.5 million in the corresponding quarter of 2007.

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

The global financial markets suffered a considerable upheaval in 2008, an upheaval that reached new highs during the period between September and October 2008, with the collapse of several large financial entities in the United States and elsewhere around the world, along with global stock markets. This economic and financial crisis came in the wake of the subprime mortgage crisis, that began in the second half of 2007 and affected additional financial sectors. The global economic and financial crisis resulted inter alia in severe damage to global capital markets, downturns and fierce fluctuations in stock exchanges both in Israel and worldwide and in the worsening of the credit crunch that started in the wake of the subprime mortgage crisis. Following the said events, several nations initiated various measures in order to stabilize and prevent an additional deterioration of financial markets, by way of injecting funds into financial institutions while also lowering interest rates. However, there is still no certainty that these measures have indeed tamed the crisis or prevented its deterioration and there is no certainty that they will in fact do so.

The financial crisis began to materialize in the form of a real economic crisis, as various economies around the world, including the United States, central economies in Europe and the Israeli market as well, entered into a recession, accompanied by the discontinuation of numerous operations and mass employee layoffs in various market sectors, including industry, services and high-tech.

In view of the global recession, the Company employed an action plan which included aggressive measures to improve efficiency, cut current investments, cut general expenses, continued measures for improved efficiency across the Group, focus on purchasing operations in order to reduce expenses related to the purchase of raw materials, services and products as well as focused management of operational working capital and control of customer credit exposure. Along with these actions, the Company continued to identify business opportunities to enable accelerated growth and improved margins in its various sectors of operation in Israel and overseas.

Alongside the said global financial crisis, several events occurred in the Israeli economy in the second half of 2008, including significant fluctuations in the exchange rates of principal currencies vis-à-vis the NIS.

In the course of the third quarter of 2008, the Company conducted two offerings in the aggregate amount of NIS 426 million, through a public issuance of a series of debentures that render it possible for the Company to promote the long-term strategic projects on which it is focusing.

In the first half of 2008, input prices rose for energy, fibers, chemicals and commodities, a trend that was reversed in the second half of the year due to the global crisis. The Company’s transition, in the fourth quarter of 2007, to the use of natural gas, has led to NIS 46 million in Group-wide energy-cost savings in 2008, as compared with 2007, primarily due to the transition to steam production using natural gas and to self-generation of electricity based on gas rather than on fuel oil. These savings were partially offset as a result of the increase in electricity prices in 2008, by an average rate of 17% relative to 2007, as mentioned above.

In the second half of 2008, the global paper market, and particularly in Europe, saw the start of a trend of decline in demand that led to surplus production in the market. Due to the said surplus production, the importing of fine paper and packaging paper from Europe at dumping prices rose in the second half of 2008. In order to avoid erosion of its gross margin, the Company announced on January 15, 2009, that it had filed a complaint, as a manufacturer of packaging paper, with the Supervisor. For further information regarding the compliant filed with the Supervisor, see “Item 4.B – Business Overview – Competition.”

The average revaluation of the NIS against the U.S. dollar, amounting to approximately 13% in 2008 as compared with 2007, - coupled with the revaluation of the NIS against the euro had a positive impact on the Company with regard to imported inputs while, on the other hand, serving to erode the selling prices in the main operating segments of the Company whose prices are denominated in U.S. dollars. In the fourth quarter of 2008, the trend in input prices was reversed and prices started to decline due to the aforementioned crisis, which served to somewhat offset the looming slowdown in operations in both local and export markets.

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

Considerable volatility was recorded throughout 2008 in the exchange rate of the U.S. dollar in relation to the NIS. The U.S. dollar exchange rate fell by 1.1% in 2008, in addition to a 9% decrease in 2007.

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

The consolidated sales in the fourth quarter of 2008 amounted to NIS 226.3 million, as compared with NIS 154.9 million in the corresponding quarter of 2007, representing an increase of 46.5%, that is primarily attributed to the inclusion of the data of Carmel and Frenkel CD in the fourth quarter, in the sum of NIS 119.9 million, that were not consolidated in 2007, as mentioned above. Net of the sales of Carmel and Frankel CD, the sales amounted to NIS 106.4 million, primarily as a result of the decrease in the sales of packaging paper as a result of price erosion in dollar terms, coupled with the apparent slowdown in the markets and the global financial crisis.

2.	Cost of Sales

The cost of sales amounted to NIS 542.4 million – or 80.5% of sales – in 2008, as compared with NIS 440.7 million – or 75.5% of sales – in 2007.

The gross profit totaled NIS 131.1 million in 2008 (approximately 19.5% of sales), as compared with NIS 142.9 million (24.4% of sales) in 2007, representing a decrease of approximately 8.3% in relation to 2007.

The decrease in the gross profit and gross margin in relation to 2007 is attributed primarily to the erosion of the dollar-linked prices of packaging paper in light of the change in the exchange rate, coupled with a decrease in the quantitative sales on the local market as a result of the impact of the cold spell, the approximately 17% rise in electricity prices and the rise in paper waste collection costs - that were partially offset by the continuing efficiency measures and the transition to manufacture using natural gas. Additionally, the cost of sales included an amortization of approximately NIS 5.5 million in excess cost, as a result of excess cost recorded from the sale of Carmel and Frenkel CD.

Labor Wages

The labor wages within the cost of sales amounted to NIS 149.2 million in 2008 (22.3% of sales), as compared with NIS 115.7 million in 2007 (approximately 19.8% of sales).

The labor wages within the general and administrative expenses amounted to NIS 73.9 million in 2008 (approximately 11.0% of sales), as compared with the sum of NIS 58.3 million in 2007 (approximately 10.0% of sales).

The increase in salary costs as compared to 2007 is attributed to additional salary expenses of approximately NIS 50.0 million resulting from the consolidation of Carmel and Frenkel CD and the increase in personnel, primarily at Amnir and in the packaging paper sector, as part of the preparations for and the execution of the expanded collection of cardboard and newspaper waste that is to serve the upcoming operation of the new packaging paper manufacturing network, coupled with a nominal increase of 4% in wages.

Moreover, the labor costs include an increase in labor expenses as detailed in Section 3 below, as a result of expenses derived from the issuance of options to executives and the allocation of the expenses thereupon, at an accrued sum of NIS 4.9 million in 2008, an expenditure that does not involve cash flows.

3.	Selling, General and Administrative Expenses

Selling, general and administrative expenses (including wages) and other expenses in 2008, amounted to NIS 95.7 million - approximately 14.3% of sales - as compared with NIS 71.8 million - approximately 12.3% of sales - in 2007. Net of the revenues from attribution of excess negative cost at a subsidiary and non-recurring expenses as set forth below, selling, general and administrative and other expenses amounted to NIS 94.5 million.

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

The selling, general and administrative expenses amounted to NIS 37.8 million, approximately 16.7% of sales – in the fourth quarter of 2008, as compared with NIS 20.9 million, approximately 13.5% of sales, in the corresponding quarter of 2007. The growth is primarily attributed to the inclusion of the expenses of Carmel and Frankel CD in the sum NIS 12.8 million in the quarter, as well as a result of recording an expenditure on account of a put option on an associated company, in the sum of approximately NIS 4.3 million in the fourth quarter of 2008.

4.	Operating Profit

The operating profit amounted to NIS 35.4 million, approximately 5.3% of sales – in 2008, as compared with NIS 71.1 million, approximately 12.2% of sales – in 2007. Most of the erosion in the profit was due to changes in the U.S. dollar exchange rate, which negatively impacted the selling prices of packaging paper and recycling, as well as to the dumping prices of competing imports, as set forth above, coupled with the apparent slowdown in the operations of the various companies during the final quarter of 2008 as a result of the financial crisis.

Operating profit for the packaging paper, recycling and cardboard activity in 2008 amounted to approximately NIS 32.1 million, as compared with NIS 70.4 million in 2007 - primarily due to the aforementioned impact of the exchange rate, at which segment sales are denominated, as well as due to the dumping prices of competing imports, as set forth above, and the impact of the severe cold spell on the demand for exported agricultural produce.

The operating profit of the office supplies operations amounted to NIS 3.2 million, as compared with a profit of NIS 0.7 million in 2007.

The operating loss amounted to NIS 2.6 million in the fourth quarter of 2008, as compared with approximately NIS 18.1 million in the corresponding quarter of 2007. This is primarily attributable to the decrease in sales for exports as well as the development of recycled products from pulp replacements, the influence of currency and the erosion of selling prices, as well as the result of recording an expenditure on account of a put option for an associated company in the sum NIS 4.3 million in the fourth quarter of 2008. Net of influence of the put option and losses from companies consolidated during the quarter, the operating profit for the quarter amounted to approximately NIS 5.5 million.

5.	Financial Expenses

The financial expenses in 2008 amounted to NIS 15.0 million, as compared with NIS 22.2 million in the corresponding period of 2007, representing a decrease of 32.4%.

The total average of net interest-bearing liabilities, charged to the Company’s financial expenses, decreased by approximately NIS 85 million, between 2007 and 2008. This decrease was primarily due to proceeds of the private placement received in 2008, to the positive cash flows from operating activities in those years, offset by investments in fixed assets.

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

Furthermore, the Company recorded financial revenues in 2008 amounting to NIS 5.2 million in respect of a dollar currency transaction executed in the third quarter of 2008, as compared with financial revenues of NIS 4.6 million from euro currency transactions executed in late 2007. These revenues were offset last year by financial expenses amounting to NIS 2.3 million, primarily due to the impact of the revaluation of the NIS vis-à-vis the U.S. dollar by 9.0% in 2007, as compared with a 1.1% revaluation in 2008, applicable to U.S. dollar asset balances.

6.	Taxes on Income

Expenses of taxes on income amounted to NIS 3.7 million in 2008, as compared with NIS 18.3 million in 2007. The sharp decrease of approximately NIS 14.6 million is primarily attributed to the sharp drop in taxable income (income after financial expenses, net of non-recurring income of approximately NIS 14.6 million from the allocation of a negative excess of cost), the inclusion of NIS 0.9 million in the 2007 tax expenses in respect of the closing of assessments for the years 2002 through 2005 and the decrease in the current tax rate of 2008 as compared with 2007.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems (until August 31, 2008 - the date of initial consolidation of the Carmel financial statements).

The Company’s share in the earnings of associated companies totaled NIS 51.3 million in 2008, as compared with NIS 0.9 million in 2007. The Company’s share in the earnings of associated companies amounted to NIS 14.7 million in the fourth quarter of 2008, as compared with NIS 7.9 million in the corresponding quarter of 2007, representing an increase of 86% in relation to the corresponding quarter of 2007.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2007:

-
The Company’s share in the net profit of Mondi Hadera Paper (49.9%) rose by NIS 0.6 million. The increased income was primarily attributed to the improvement in Mondi’s operating profit, which grew from NIS 33.6 million in 2007 to NIS 34.1 million in 2008 - primarily due to a quantitative increase in sales, operating efficiency and lower energy costs due to the transition to using natural gas at the Hadera site. The net profit also increased as a result of the decrease in financial expenses in 2008 in relation to 2007, primarily on account of the impact of the revaluation of the NIS against the U.S. dollar.

-
The Company’s share in the net earnings of Hogla-Kimberly Israel  (49.9%) increased by approximately NIS 12.3 million. H-K’s operating profit grew from NIS 136.3 million to NIS 169.0 million in 2008. The improved operating profit originated from a quantitative increase in sales, improved selling prices net of the impact of higher raw material prices, the continuing implementation of efficiency measures and the continuing trend of raising the proportion of some of the premium products out of the products basket, while innovating products and empowering H-K’s brands.

-
The Company’s share in the losses of KCTR Turkey (formerly, “Ovisan”) (49.9%) decreased by NIS 48.0 million. The significant decrease in the loss is attributed to the growth in the volumes of operation that led to a significant reduction in the operating loss, from NIS 73.7 million in 2007 to approximately NIS 33.4 million in 2008. In 2007, the Company recorded a non-recurring loss in respect of termination of trade agreements with distributors following the transition to distribution by Unilever, amounting to approximately NIS 6 million ($1.5 million), of which the Company’s share amounts to approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26.8 million (approximately $6.4 million) was reduced, of which our share is NIS 13.4 million. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from H-K, the bank loans were repaid, while significantly reducing the financial expenses, thereby leading to an additional reduction in the net loss.

-
The Company’s share in the loss of Carmel (36.21% as at August 31, 2008 - the date of consolidation), increased by NIS 6.4 million. This increase is attributed to the sharp erosion in the operating margin as a result of lower demand for packaging due to the slowdown in industrial exports on account of the erosion of currency exchange rates vis-à-vis the NIS, coupled with the damages of the cold spell in the agricultural sector. On the other hand, the prices of imported raw materials did not decrease in NIS terms, due to hedging transactions on exchange rates.

B.           Liquidity and Capital Resources

1.	Cash Flows

The cash flows from operating activities in 2009 amounted to NIS 179.2 million, as compared with NIS 113.9 million in 2008. The increase in the cash flows from operating activities in 2009 in relation to 2008, originated primarily from the reduced working capital in the reported period that amounted to NIS 39.6 million, as compared with a decrease of NIS 30.0 million last year. The decrease in working capital in 2009 originated primarily from the decrease in inventory balances, an increase in accounts payable balances as mentioned above as well as from dividends net of income from the repayment of capital note, received from an associated company in the sum of NIS 45.4 million.

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

The Company uses notes to finance its activities as of December 31, 2009, these notes consisted of the following:

-
On December 21, 2003, the Company issued notes through tender by private placement to institutional investors in the aggregate amount of NIS 200 million. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity at the time). The unpaid balance of the notes are to be repaid in four equal annual installments, commencing in 2010 and ending in 2013, with both the principal and the interest being linked to the CPI.  The notes are not convertible into the Company’s ordinary shares and shall not be registered for trade on a public exchange.

-
On July 14, 2008, the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008, of a new series of debentures. The Company has offered an aggregate principal amount of NIS 187.5 million of debentures issued in return for approximately NIS 187.5 million bearing an interest rate of 4.65% and payable annually each on July 10th of the years 2010-2018. The notes, principal and interest, are linked to the CPI (base CPI of May 2008).

-
On July-August, 2008, the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008. The Company offered an aggregate principal amount of NIS 235.6 million of debentures issued in return for approximately NIS 240.4 million bearing an interest rate of 7.45%, and payable annually each on July 10th of the years 2010-2015.

As of December 31, 2009 the balance of the notes amounts to NIS 566.0 million, is after deduction of issuance costs (on December 31, 2008, the amounts were NIS 554.1 million).

The long-term liabilities (including current maturities) of the Company amounted to NIS 847.6 million as of December 31, 2009, compared with NIS 785.3 million as at December 31, 2008.

The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2009, these loans consisted of the following:

-
Short-term credit from banks – the Company has a bank credit facility of approximately NIS 413.0 million, of which, as of December 31, 2009, some NIS 131.6 million were utilized. The Company does not have any credit limitations (i.e. – financial covenants) other than this. See Notes 9b and 14c of our consolidated financial statements contained elsewhere in this Annual Report.

-	Notes – see Note 9a of our consolidated financial statements contained elsewhere in this Annual Report.

-	Long Term Loans – see Note 9b of our consolidated financial statements contained elsewhere in this Annual Report.

-	Other liabilities – see Note 9d of our consolidated financial statements contained elsewhere in this Annual Report.

For information regarding financial instruments used for hedging purposes and market risks, see Note 17 of our consolidated financial statements contained elsewhere in this Annual Report, and “Item 11 - Quantitative and Qualitative Disclosure about Market Risk”.

3.	Financial Liabilities at Fair Value through the Statement of Income

There exists a put option for a certain shareholder in an associated company. For information pertaining the put option see note 5.b.3 of our consolidated financial statements contained elsewhere in this Annual Report.

The difference between the value of the liabilities according to the agreement - NIS 64.0 million - as compared with the value of the liabilities through fair value - NIS 12.0 million - amounts to NIS 52.0 million.

Liability on account of the put option to a shareholder of an associated company, as at December 31, 2009, in December 31, 2008, is presented in the sum of NIS 12.0 million, and NIS 13.9 million, respectively.

On account of the put option, other incomes of NIS 1.9 million were recorded in 2009, as compared with other expenses of NIS 10.0 million in 2008.

The principal factors behind the change in the fair value during the reported period include the change in the risk-free interest rate and the change in the standard deviation of the the Company’s share price that serves as the basis for the calculation of the value of the option.

For further information regarding the put option, see “Item 4. – Information on the Company – History and Development of the Company”.

4.	Material Commitments for Capital Expenditures

-
In the last quarter of 2007, the Company entered into an agreement with a gas company for the delivery of gas for a period of six years with a two-year extension option.  The total financial value of the transaction is NIS 13.8 million.

-
During the years 2008 and 2009, the Company entered into an agreement with the main equipment suppliers for the new manufacturing facility of packaging papers, in consideration of an aggregate amount of €62.3 million. Most of the equipment supplied during 2008 and 2009, the rest will be supplied during 2010.

-
In November 3, 2008, the general meeting of the Company approved the validity of a lease agreement entered into on September 8, 2008, by and between the Company and Gev-Yam Lands Ltd. (for the purpose of this paragraph, the “Lessor”), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will lease a plot in Modiin, with a space of 74,500 square meters, and buildings that the Lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property in addition to which the Company will have an option to extend the lease by a further 9 years and 11 months. The cost of annual lease amounts to NIS 13.6 million   linked to the CPI for July 2008. The subsidiaries and associated company provided guarantees for their part in the rental agreement, yet for the associated company, this matter is still under discussion between the company and the other shareholder.

C.           Research and Development, Patents and Licenses, etc.

There were no significant investments in research and development activities during the last three years.

D.           Trend Information

For further information see “Item 5 - The Business Environment”.

E.           Off Balance Sheet Arrangements

Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 4,900 thousands.

F.           Contractual Obligations

	Payment due by Period
in millions of NIS	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations*	1,019.8	200.4	370.7	258.0	190.7
Purchase obligations	341.0	68.3	96.1	60.6	116.1

*           Including interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A        Directors and Senior Management

The following table sets forth certain information with respect to the directors and executive officers of the Company, as of June 1, 2010:

Name	Age	Position/Principal Occupation
Senior management in Company and its subsidiaries
Ofer Bloch	50	Chief Executive Officer (as of January 1, 2010)
Avi Brener	56	Former Chief Executive Officer (until December 31, 2009)
Shaul Gliksberg	48	VP Finance Business Development
Lea Katz	59	Legal counsel and Corporate Secretary.
Gur Ben David	58	General manager of Packaging Paper and Recycling Division.
Gideon Liberman	60	General Manager of Development and Infrastructure Division, VP Operation
Amir Moshe	44	General Manager, Graffiti Office Supplies & Paper Marketing Ltd.
Uzi Carmi	54	General Manager, Amnir Recycling Industries Ltd.
Simcha Kenigsbuch	52	Chief Information Officer
Doron Kempler	60	General Manager, Carmel Container Systems Ltd.
David Basson	51	VP group supply chain
Michal Mendelson	51	Group Marketing Manager
Noga Alon	45	Group Organizational Development Manager
Abraham Tenenboum	58	Development and Innovation Manager
Shmoel Molad	37	Accountant
Eli Greenbaum	58	Internal Auditor

Senior management in affiliated companies
Arik Schor	53	General Manager, Hogla-Kimberly Ltd. (Until June 30, 2009)
Ari Melamud	42	General Manager, Hogla-Kimberly Ltd. (From July 1, 2009)
Avner Solel	55	General Manager, Mondi Business Paper Hadera Ltd.

Directors of the Company
Zvi Livnat(1)	57	Chairman of the Board
Atalya Arad(2)	55	External Director
Ari Bronstein(3)		Director ( until September 30,2009)
Roni Milo(4)	59	Director
Avi Fischer(5)	53	Director
Isaac Manor(6)	68	Director
Amos Mar-Haim(7)	71	Director
Adi Rozenfeld(8)	54	Director
Avi Yehezkel(9)	50	Director
Amir Makov(10)	75	External Director

(1)	Mr. Livnat has been a member of our board of directors since 2003 and was appointed chairman of our board of directors in 2006.
(2)	Mrs. Arad has been a member of our board of directors since 2008.
(3)	Mr. Bronsthein served as a member of our board of directors from 2006 to September 30,2009Ms. Arad has been a member of our board of directors since 2008.
(4)	Mr. Milo has been a member of our board of directors since 2007.
(5)	Mr. Fischer has been a member of our board of directors since 2004.
(6)	Mr. Manor has been a member of our board of directors since 2003.
(7)	Mr. Mar-Haim has been a member of our board of directors since 1984.
(8)	Mr. Rozenfeld has been a member of our board of directors since 2004.
(9)	Mr. Yehezkel has been a member of our board of directors since 2003.
(10)	Mr. Makov has been a member of our board of directors since 2005.

The business experience of each of the directors is as follows:

Mr. Zvi Livnat. Mr. Livnat has been a member of our board of directors since 2003 and was appointed chairman of our board of directors in April, 2006. In addition, Mr. Livnat serves as Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Corporation Ltd., a Deputy CEO and director of IDB Holding Corporation Ltd and a director of Discount Investments Corporation Ltd.  Mr. Livnat also serves in prominent positions in other public and private companies. Mr. Livnat is a graduate HND Business Studies &Transport (CIT) - Dorset Institute of Higher Education, Bournemouth, United Kingdom

Mr. Ari Bornstein. Mr. Bornstein served as a member of our board of directors from 2006 until ,September 30,2009. Mr. Bronshtein is Vice President of Discount Investments Corporation Ltd. and also serves as director at various companies. Mr. Bornstein formerly served as Deputy Chief Executive Officer of Economics and Business Development of Bezeq, the Israeli Telecom Company Ltd. Mr. Bronshtein holds a graduate degree in Management and Economics and a masters degree in Management Science of Accounting and Finance from Tel-Aviv University.

Ms. Atalya Arad. Ms. Arad has served as a member of the board of directors of the Company since 2008. Ms. Arad serves as an External Director of “Bank Otsar Ha-hayal”. Priviously,during  2004-2008, Ms. Arad served as the head of the Investigation Department of the Israel Securities Authority. During 2000- 2004, Ms. Arad served as a head of fraud investigations department) chief superintendent) in the Israeli Police Ms. Arad holds a masters degree in  sociology  from the Hebrew University of Jerusalem.

Mr. Roni Milo. Mr. Milo has served as a member of the board of directors of the Company since 2007. Mr. Milo served as Chairman of Azorim from 2003-2006, as well as Chairman of the Israeli Cinema Council during the same period.  He also serves as a Director of Bank Yahav.  Mr. Milo is a lecturer of social science at Bar Ilan University. Mr. Milo holds a LLB degree from Tel-Aviv University.

Mr. Avi Fischer. Mr. Fischer has served as a member of the board of directors of the Company since 2004. Mr. Fischer is  a  Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Ltd., Deputy CEO of IDB Holdings Corporation Ltd., and Chairman and Director of several public and private companies in the Ganden Group and the IDB Group.  He is a senior partner in Fischer, Behar, Chen & Co., Law Offices. Mr. Fischer holds a LLB degree from Tel-Aviv University.

Mr. Isaac Manor. Mr. Manor has served as a member of the board of directors of the Company since 2003. Mr. Manor is a Deputy Chairman of IDB Holdings Corporation Ltd . A director of IDB Development Ltd, Discount Investments Corporation Ltd., Clal Industries and Investments Ltd. and various publicly-traded and privately-held companies within the IDB Group, the Israel Union Bank Ltd. and others. He also serves as chairman and as a director of companies in the David Lubinsky Group Ltd. Mr. Manor holds a masters degree in Business Management from the Hebrew University of Jerusalem.

Mr. Amos Mar-Haim. Mr. Mar-Haim has served as a member of the board of directors of the Company since 1984. Mr. Mar-Haim is a member of the Israel Accounting Standards Board and a director of various companies.  He is the Deputy Chairman of Phoenix Investments & Finances Ltd., Chairman of Migdal Underwriting & Promotion of Investments Ltd. and is a member of the Active Committee of the Public Companies Union. Mr. Mar-Haim holds a B.A. in Economics and M.A. in Business Management with specialization in Finance from the Hebrew University of Jerusalem.

Mr. Adi Rozenfeld. Mr. Rozenfeld has served as a member of the board of directors of the Company since 2004. Mr. Rozenfeld is a businessman, an Honorary Consul of Slovenia in Israel and a Director of Clal Industries and Investments Ltd.. Mr. Rozenfeld also serves as a representative of Activa Holdings in Israel. Mr. Rozenfeld is a graduate of General History from Haifa University.

Mr. Avi Yehezkel.  Mr. Yehezkel has served as a member of the board of directors of the Company since 2003. Mr. Yehezkel is an External Director at Bank Yahav.  Mr. Yehezkel served as a Knesset member from 1992-2003. Mr. Yehezkel holds a graduate degree in Economics from Tel-Aviv University, and holds a LLM degree from Bar- Ilan University.

Mr. Amir Makov. Mr. Makov has served as a member of the board of directors of the Company since 2005. Mr. Makov is Chairman of The Israel Institute of Petroleum & Energy, and a director in the following companies: ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company), and Pigmentan Ltd..  He is also an external director in Wolfman Industries and in Leumi Card Ltd.  Mr. Makov served as an external director of the Company from 1996-2001. Mr. Makov holds a B.Sc in Chemical Engineering from the Technion - Israel Institute of Technology and holds a LLM from the Hebrew University of Jerusalem.

Avi Brener. Avi Brener is the former Chief Executive Officer. Mr. Brenner announced his desire to resign his position after 21 years of employment with the Group, of which he served the last five years as the group CEO, due to a health related condition that prevented him from continuing to serve in this capacity. On December 31, 2009, Mr. Avi Brenner resigned his position as CEO of the Company.

Mr. Ofer Bloch. Mr. Bloch is the current Chief Executive Officer of the Company and Chairman of the Company’s subsidiaries. Mr. Bloch also serves as a Director in H-K, Hogla-Kimberly Marketing Ltd., Mollet Marketing Ltd., KCTR, Mondi Hadera Paper Ltd. and Cycltec. Prior to this, Mr. Bloch served as the Chief Executive Officer of Lidcom Integrated Solutions Ltd. Between 2006-2009, Mr. Bloch served as the Chief Executive Officer and President of Netafim Ltd. and between 2003-2006, Mr. Bloch was the Chief Executive Officer of DBS Satellite Services (1998) Ltd. (yes).  Mr. Bloch holds a graduate degree in Economics and Political Science from Tel-Aviv University, and holds an MBA degree from Tel Aviv University.

Mr. Shaul Gliksberg. Mr. Gliksberg serves as the VP Finance and Business Development of the Company, a position he holds since January 31, 2010. Mr. Gliksberg also serves as a director in Hadera Paper Industries Ltd., Amnir, Graffiti, Atar, Carmel, Frenkel CD and Mondi. Prior to this, Mr. Gliksberg served as VP Finance in Africa Israel Investments Ltd. and Chief Financial Officer of Tnuva Ltd. Mr. Gliksberg is a C.P.A., holds a graduate degree in Economics and Accounting from Bar-Ilan University and holds a MBA degree from Tel Aviv University.

Mr. Eli Greenbaum. Mr. Greenbaum serves as the Internal Auditor of the Company, its subsidiaries (except for Carmel) and its associated companies (except for KCTR). Prior to this, Mr. Greenbaum was the finance manager of the Company’s Packaging and Recycling Division. Mr. Greenbaum is a CPA and holds a graduate degree in Economics and Accounting from Tel-Aviv University in.

Mr. Gideon Liberman. Mr. Liberman serves as the Company’s VP Operations, Chief Executive Officer of Hadera Paper Infrastructures Ltd. and as a director in Hadera Paper Industries Ltd. and Hadera Paper Infrastructure Ltd. Mr. Liberman holds a graduate degree in Mechanical Engineering from Ben Gurion University and holds a MBA in from Polytechnic University, New York.

Mr. Gur Ben-David. Mr. Ben-David serves as the Chief Executive Officer of the Packaging and Recycling Division and a Director in Amnir and Hadera Paper Industries Ltd. Mr. Ben David holds a graduate degree in airline companies management from New Haven University, Connecticut.

Ms. Lea Katz. Ms. Katz serves as the Legal Counsel and the Corporate Secretary of the Company. Ms. Katz holds a LLB degree from Tel Aviv University.

Ms. Michal Mendelson. Ms. Mendelson serves as the Group Marketing Manager. Ms. Mendelson holds a B.Sc. in Industrial Engineering and Management from the Technion - Israel Institute of Technology.

Mr. Simcha Kenigsbuch. Mr. Kenigsbuch serves as the Chief Information Officer of Hadera Paper Group. Mr. Kenigsbuch holds a graduate degree in Mathematics and Computer Science from Bar-Ilan University.

Ms. Noga Alon. Ms. Alon serves as the Group Organizational Development Manager. Ms. Alon holds a graduate degree in Behavioral Sciences from Ben-Gurion University and holds a MBA degree, specializing in organizational consultation from the Ono Academic College.

Mr. Abraham Tenenbaum. Mr. Tenenbaum serves as the Development and Innovation Manager of the Company . Previously, Mr. Tenenbaum served as the Technology Manager of Hadera Paper Infrastructure Ltd. Mr. Tenenbaum is a graduate of Chemical Engineering from the Technion - Israel Institute of Technology.

Mr. David Basson. Mr. David Basson serves as the VP Group Supply Chain of the Company, a position he has held since March 1,2010. Prior to this, Mr. Basson was the Group Purchasing Manager of the Company. Mr. Basson holds a graduate degree in Industrial Engineering and Management from Ben-Gurion University.

Mr. Uzi Carmi. Mr. Uzi Carmi serves the General Manager of Amnir, a position he has held since 1999. Mr. Carmi holds a graduate degree in Business Management for Managers from the Ruppin Academic Center, and also holds a diploma in Marketing Management Specialization from the Management Faculty of Tel-Aviv University.

Mr. Amir Moshe. Mr. Amir Moshe serves as the General Manager of Graffiti, a position he has held since December, 2006. Prior to this, Mr. Moshe served as VP of  HaMashbir Hachadash Latsarchan

Mr. Doron Kempler. Mr. Doron Kempler serves as the General Manager of Carmel, a position he has held since May 2001. Mr. Kempler holds a LLM a masters degree in Public Administration from Bar-Ilan University.

Mr. Avner Solel. Mr. Avner Solel serves as the General Manager of Mondi, a position he has held since 1999. Mr. Solel is a holds a graduate degree in Industrial Engineering and Management and a MBA from Tel Aviv University.

Mr. Ari Melamud. Mr. Ari Melamud serves as the General Manager of H -K, a position he has held since July 2009. Prior to this, Mr. Melamud served as the Managing Director of KCTR. Mr. Melamud holds a graduate degree in  Business Administration from the College  of Business Management in Tel-Aviv

6.B          Compensation

The aggregate amount of remuneration paid to all directors and senior officers of the Company, and its subsidiaries (29 officers and directors) as a group for services provided by them during 2009 was approximately NIS 21,125,962  .The aggregate amount set aside for pension, retirement or similar benefits for all directors and senior officers of the Company and its subsidiaries as a group for services provided by them during 2009 was approximately NIS 1,872,421.

As part of the alignment with the global economic crisis, the Company’s management consented to a 8%-10% cut in their pay for the year 2009.

    The aggregate remuneration above includes payments to the Company’s five most-highly compensated officers*.

    Following below is the accounting cost of remuneration (remuneration paid during the reporting year, including the Company’s undertakings of remuneration on account of the reported year) for the five highest-paid senior officers of the Company (it should be noted that the Group CEO renounced 10% of his salary until the end of 2009 in comparison with 2008, and all the senior officers in the Company renounced 8% of their salary for the same period).

Recipient Details				Remuneration for Services (in NIS thousands)			Total in NIS thousands
Name	Position	Scope of employment	Salaries	Bonus	Other	Share based payment for options “out of the money”**	Total
Avi Brener (1)	Group CEO (until December 31, 2009)	100%	1,891(2)	971 (3)	356(4)	1,392(5)	4,610
Shaul Glicksberg(6)	VP Finance and Business Development	100%	1,243(7)	300(8)		226(9)	1,769
Gideon Lieberman(10)	VP operations and CEO Hadera Paper Development and Infrastructure Ltd.	100%	1,020(11)	355 (12)		226 (13)	1,601
Gur Ben David (14)	General Manager, Packaging Paper & Recycling Division	100%	864 (15)	250(16)		226(17)	1,340
Doron Kempler (18)	CEO of Carmel Container Systems Ltd.	100%	989 (19)	200 (20)		67 (21)	1,256

The sums appear in terms of the cost to the Company in 2009.

*          The chart details remuneration paid by the Company to five most-highly compensated officers of the Company, as reported by the Companyin accordance with Israeli law in its annual report (“Barnea Report”) for the year ended December 31, 2009, filed with the Israel SecuritiesAuthority in March 2010.

**             The sum appearing under the column “share-based payment” reflects the expenditure recorded by the Company in its 2009 financialstatements, according to IFRS 2, on account of the allocation of the stock options.

            The exercise periods of the stock options are as follows:

■	The offeree will be eligible to exercise into shares one quarter of the aggregate amount of options commencing one year from January 14, 2008 (the “Determining Date”) and ending four years after the Determining Date.

■	The offeree will be eligible to exercise into shares one additional (second) quarter of the aggregate amount of options, commencing two years from the Determining Date and ending four years after the Determining date.

■	The offeree would be eligible to exercise into shares an additional (third) quarter of the aggregate amount of options, commencing three years from the Determining Date and ending five years after the Determining Date.

■	The offeree would be eligible to exercise into shares an additional (fourth) quarter of the aggregate amount of options, commencing four years from the Determining Date and ending six years after the Determining Date.

1.
On November 11, 2009, Mr. Avi Brener informed the Company of his intention to retire his position. Mr. Brener served as CEO of the Company until December 31, 2009, and his employment with the Company terminated on January 31, 2010.

2.
Includes salary, social and auxiliary provisions as accepted, provisions recognized in the financial statements for 2009 on account of retirement bonus according to the Mr. Brener’s Employment Agreement, additional 13th bonus salary and a company car.

3.
Reflects the sum of the annual bonus approved by the Company’s board of directors for payment to Mr. Brener on account of the year ended December 31, 2009, equivalent to 9 monthly salaries, and that will actually be paid in 2010. According to Mr. Brener’s Employment Agreement, the annual bonus of the CEO will be equal to between 6 and 9 monthly salaries, to be determined by the Company’s board of directors.

4.
Sum paid to Mr. Brener on account of the remaining period of advanced notice, of approximately 3.5 months, out of the period of the early announcement of 6 months set in Mr. Brener’s Employment Agreement.

5.
On March 28, 2008, as part of his employment terms, Mr. Brener was allocated a sum of 40,250 options, convertible into up to 40,250 ordinary shares of the Company, according to the terms of the employee share option plan adopted by the Company, exercisable in four equal tranches. Upon the date of termination of his employment (January 31, 2010), two of the four option tranches were exercisable. Upon the terms of the employee share option plan and since the Mr. Brener’s employment was terminated due to disability, he was also eligible to exercise an additional (third) option tranche. Moreover, the remuneration committee, audit committee and the board of directors of the Company decided, under the circumstances of the termination of employment (due to disability), and taking into considering the period of his employment in the Group, all according to the terms of the share option plan, to enable Mr. Brener to exercise the additional (fourth) option tranche. All of the tranches will be eligible for exercise at the original dates set forth in the plan. Following the retirement of Mr. Brener, the sum appearing in the table above includes the entire accounting expenditure on account of the outstanding options (as it was recognized in the financial statements of the year ended December 31, 2009).

6.
Employed as the Company’s VP of Finance since January 1, 2008. According to the terns of his employment agreement, each of the parties may terminate the engagement at any time while providing advanced notice of three months.

7.	Includes basic salary, social and additional deductions as normally accepted, additional 13th bonus salary and company car.

8.
Reflects the sum of the bonus paid by the Company to Shaul Glicksberg in the March 2010 paycheck, on account of 2009. Mr. Glicksberg’s employment agreement has no guaranteed bonus and the sums of the bonuses paid were determined according to the discretion of the Company’s board of directors, based on their evaluation of the contribution made by Mr. Glicksberg to the results of operation of the Company.

9.
On March 10, 2008, as part of his employment terms, Mr. Glicksberg was granted 11,000 options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee share option plan adopted by the Company.

10.
Employed as the Company’s COO and CEO Hadera Paper Development and Infrastructure Ltd. Is employed by the Company since August 25, 1975. According to his employment agreement, each of the parties may terminate the engagement at any time while providing advanced notice of three months.

11.	Includes basic salary, social and additional deductions as normally accepted, additional 13th bonus salary and company car.

12.
Reflects the sum of the bonus paid by the Company to Gideon Liberman in the March 2010 paycheck, on account of 2009. The employment agreement of Mr. Liberman includes no guaranteed bonus and the sums of the bonuses paid were determined according to the discretion of the Company’s board of directors, based on their evaluation of the contribution made by Mr. Liberman to the results of operation of the Company.

13.
On March 10, 2008, as part of his employment terms, Mr. Liberman was granted 11,000 options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee share option plan adopted by the Company.

14.
General Manager, Packaging Paper Division, employed August 1, 2006. According to his employment agreement, each of the parties may terminate the engagement at any time while providing advanced notice of three months.

15.	Includes basic salary, social and additional deductions as normally accepted, additional 13th bonus salary and company car.

16.
Reflects the sum of the bonus paid by the Company to Gur Ben David in the March 2010 paycheck, on account of 2009. The employment agreement of Mr. Ben David includes no guaranteed bonus and the sums of the bonuses paid were determined according to the discretion of the Company’s board of Directors, based on their evaluation of the contribution made by Mr. Ben David to the results of operation of the Company.

17.
On March 10, 2008, as part of his employment terms, Mr. Ben David was granted 11,000 options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee share option plan adopted by the Company.

18.
CEO of Carmel Container Systems Ltd., employed since May 2001. According to the terms of his employment agreement, each of the parties may terminate the engagement at any time while providing advanced notice of three months.

19.	Includes basic salary, social and additional deductions as normally accepted, additional 13th bonus salary and company car.

20.
Reflects the sum of the bonus paid to Doron Kempler in the March 2010 paycheck, on account of 2009. The employment agreement of Mr. Kempler includes no guaranteed bonus and the sums of the bonuses paid were determined by the Company’s board of directors, based on their evaluation of the contribution made by Mr. Kempler to the results of operation of the Group.

21.
On March 10, 2008, as part of his employment terms, Mr. Kempler was granted 11,000 options, convertible into up to 11,000 ordinary shares of the Company, according to the terms of the employee share option plan adopted by the Company.

In addition, the senior officers of the Company and of certain other companies in the Group were granted options pursuant to a share option plan adopted in January 2008.  For further information regarding the share option plan granted to senior officers, see “Item 6.E. - Share Ownership”, and Note 11b of our consolidated financial statements contained elsewhere in this Annual Report.

On May 13, 2007, the Board of Directors of the Company approved the employment agreement of the company's CEO, Mr. Avi Brener, who retired as the company's CEO on December 31, 2009 and  finished his work at the Company on January 31, 2010. The principal points of the CEO's employment agreement include (in addition to wages): In the event of dismissal or resignation, advanced notice of 6 months will be provided. Moreover, a tax rebate will be provided to cover the value of the company car. The annual bonus of the CEO was equal to between 6 and 9 paychecks, as determined according to the discretion of the Company's Board of Directors. The CEO was also entitled to related benefits as customary for senior employees in the company, including: Company car, bonus 13th month salary, directors' insurance, continuing education fund, annual vacation, convalescence pay, sick pay, social benefits, clothing, reimbursement of telephone expenses, reimbursement of per diem and entertainment expenses. Regarding the terms of retirement, in addition to the release of funds accumulated in a directors' insurance or provident fund and such, at the date of retirement, the CEO shall be paid a retirement bonus in the sum of his last monthly salary prior to the retirement, multiplied by the number of years he worked at the group (since August 1988). It should be noted that, in a discussion held by the Audit Committee and by the Board of Directors of the Company, on the approval of the terms of employment of the CEO as aforesaid, a proposal was raised, that was initially discussed by the Company's Remuneration Committee, to establish a personal bonus plan for the company's CEO (in addition to the bonuses paid under the said employment contract), in accordance with the CEO's success in achieving specific goals that shall be determined in advance and that address two strategic projects of the company. The Board of Directors is examining the possibility of granting the retired CEO an additional bonus, on account of the said strategic projects. As regards the salary paid in 2009 and the granting of 40,250 stock options of the Company to the CEO, see Appendix D, Regulation 21, below. For details regarding the employment contract with the company's CEO, see Note 12c to the Company's .

Following the proposal mentioned above  to establish a personal bonus plan for the company's CEO , the Board of Directors decided on  March 23, 2010, to pay  a  special bonus to the retiring CEO in the sum of NIS 5.0 million on account of promoting strategic projects of the company.

On November 24, 2009, the Company’s board of directors approved the employment agreement of the Company’s new CEO, Mr. Ofer Bloch, who assumed his position January 1, 2010. The main employment terms include 3 months advanced notice, monthly salary in the aggregate amount of NIS 100,000, linked to the CPI, a tax rebate will be provided to cover the value of the company car and telephone. The annual bonus of the CEO will be equal to a sum of six to nine paychecks, according to the discretion of the Company’s board of directors and provided that the Company has recorded a net profit during the relevant year. In the event that the Company did not record net profit during the residents here, the CEO will not be eligible for a bonus, unless otherwise decided by the board of directors, according to its discretion. The CEO is also entitled to related benefits as customary for senior employees in the Company, including a company car (including tax rebate), additional 13th bonus salary, directors’ insurance, continuing education fund, annual vacation, convalescence pay, sick pay, social benefits, clothing, reimbursement of telephone expenses, reimbursement of per diem and entertainment expenses. In addition, commencing 180 days of January 1, 2010 (the date of commencement of employment), the board of directors of the Company will establish a share option plan for the CEO, which will be subject to the principles of the existing compensation plan in the Company, in the amount acceptable for a CEO of the Company. Mr. Bloch is covered by the Company’s existing executives insurance liability policy (as it shall be from time to time) and has also receive a letter of indemnification from the Company, which is identical to the letters of indemnification granted to officers of the Company.

Remuneration of Directors

The audit committee and the board of directors have resolved to update the annual remuneration and attendance compensation for all Company board members, including board members who are controlling shareholders or relatives thereof, independent board members and the external directors of the Company. Pursuant to regulations under the Israeli Companies Law, 5759-1999, or the Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 45,000 and NIS 73,200, plus an additional fee for each meeting attended which must be between NIS 1,590 and NIS 2,820.

On June 3, 2008, the audit committee and board of directors resolved to adjust the annual compensation and the compensation for participation in board of directors and committee meetings granted to all the directors in the Company, including external directors and directors who are, or their family members are, controlling shareholders of the Company, for the year 2008 up to a sum equal to the “Fixed Amount”, according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000, as amended in March 2008, and as such would be fixed at NIS 59,100 plus an additional NIS 2,200 for each meeting attended. On June 8, 2009, the audit committee and board of directors resolved that the annual compensation for the year 2009 would remain the same as was approved on July 10, 2008, except for linkage to the CPI, which totaled, as of the date of this Annual Report, subject to the approval of the general meeting, NIS 63,326 plus an additional NIS 2,357 for each meeting attended..

Pursuant to the resolutions of the general meetings of the Company dated June 21, 2006 and July 14, 2004, the Company issued letters of indemnification to all the directors and officers of the Company, including directors that may be considered controlling shareholders in the Company (Messrs. Zvi Livnat and Mr. Issac Manor), by virtue of being controlling shareholders in IDB Holdings, which is an indirect controlling shareholders of the Company.

On July 14, 2009, following the approval of the Company’s audit committee and board of directors, the Company’s shareholders’ meeting approved the Company’s engagement for the acquisition of an officers’ and directors’ liability insurance policy for the period commencing June 1, 2009 until May 31, 2010, and a premium payment in the amount of $52,000. The policy was acquired from an insurance company, which is a company owned by a controlling shareholder in the Company. The policy is under market conditions and in accordance with customary transactions of this type. According to the Company’s resolution, said insurance policy will also apply to directors that may be considered controlling shareholders in the Company (Messrs. Zvi Livnat and Issac Manor). The amount of insurance coverage ($6.0 million) under said policy is identical to the amount of coverage of previous policies for the years 2008 and 2007. The premium will also cover Carmel that was an affiliated company and became a subsidiary of the Company. On May 31, 2010, the Company’s audit committee and board of directors approved the Company’s engagement in the acquisition of an officers’ and directors’ liability insurance policy for the period commencing June 1, 2010, and ending on May 31, 2011, and a premium payment in the amount of $37,000. The policy was acquired from an insurance company which is a company owned by a controlling shareholder in the Company and is subject to the approval of the shareholder of the Company’s in the upcoming shareholders’ meeting.

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

The Articles of Association of the Company, or the Articles, provide that any director may, by written notice, appoint any person who is approved by the board of directors to be an alternate director and to act in his place and to vote at any meeting at which he is not personally present.  The alternate director is entitled to notice of board meetings and he will be remunerated out of the remuneration of the director appointing him.  The alternate director shall vacate his office if and when the director appointing him vacates his office as director, or removes him from office by written notice.

There are no contracts which give the current directors of the Company any benefits upon termination of office.

    In reliance upon Section 801(a) of the NYSE Amex Company Guide, as a “controlled company”, the Company has elected not to follow the requirement that a majority of the members of our board of directors be independent, pursuant to Sections 121 and 802 of the NYSE Amex Company Guide.  The Company is considered a “controlled company” under the NYSE Amex Company Guide as over 50% of the voting power in the Company is held by Clal.  According to Section 801(a) of the NYSE Amex Company Guide, a controlled company is not required to comply with board independence requirements under Section 802.  Accordingly, the Company’s board of directors is composed of ten members, of whom to the Company’s best knowledge five meet the independence requirements of the NYSE Amex Company Guide, namely, Amir Markov, Avi Yehezkel, Roni Milo, Atalya Arad and Amos Mar-Haim, and for are non-independent directors, namely Zvi Livnat, Avi Fischer, Isaac Manor and Adi Rozenfeld.

External Directors

Under the Companies Law, the Company (as a public company) is required to have at least two external directors as members of its board of directors.  An external director may not have any financial or other substantial connection with the Company and must be appointed at the annual general meeting of shareholders.  The external directors are elected for a three-year term of office that may be extended for another three years.  Mr. Makov and Ms. Arad are the external directors of the Company. For the period of time each director served in his or her respective position, see “Item 6.A - Directors and Senior Management.”

None of the Group’s directors are entitled to benefits upon termination of their employment.

Audit Committee

    Under the Companies Law, members of the audit committee are elected from members of the board of directors of the Company by the board of directors.  The audit committee must be comprised of at least three directors, including all of the external directors, but excluding: (i) the chairman of the board of directors; (ii) any director employed by the Company or who provides services to the Company on a regular basis; or (iii) a controlling shareholder of the Company or his relative. In addition, according to the rules of the NYSE Amex the audit committee must have at least three members, each of whom satisfies the independence standards of Section 803A of the NYSE Amex Company Guide and Rule 10A-3 under the Securities Exchange Act of 1933, as amended, must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years and is able to read and understand fundamental financial statements.  Additionally, the audit committee must have at least one member who is financially sophisticated.

The audit committee is responsible to assist the board of directors in fulfilling its responsibility for oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. In addition, as described under Item 16, the audit committee is responsible for the approval of all audit and non-audit services provided to the Company by Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The functions of the audit committee according to Israeli Law are to approve related party transactions, and to locate and monitor deficiencies in the management of the Company, including in consultation with the independent auditors and the internal auditor, and to advise the board of directors on how to correct such deficiencies. The audit committee operates under a charter adopted by the board of directors.

The Company’s audit committee members are currently: Amos Mar-Haim, chairman, Atalya Arad and Amir Makov. All of whom to the Company’s best knowledge, meet the independence requirements of the NYSE Amex Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

    The Company’s audit committee also serves as a balance sheet committee to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval.

Nominating Committee

In reliance upon Section 801(a) of the NYSE Amex Company Guide, as a controlled company in which over 50% of the voting power is held by Clal, the Company has elected not to follow the requirement that a listed company have a nominating committee of the board of directors that is responsible for recommending nominations to the Company’s board of directors, pursuant to Section 804 of the NYSE Amex Company Guide.

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

6.D          Employees

As of April 10, 2010, the Group had 3,167 employees in Israel, of which the Company and its subsidiaries had 1,785 employees in Israel.  Of the Company employees in Israel, 210 were engaged in the office supplies activities, 480 in the packaging paper and recycling division, 799 in the corrugated board containers activities (and 91 were management and clerical personnel at the Company’s headquarters in Hadera.  The associated companies had 1,385 employees in Israel, of whom 1,065 were engaged in the household paper activities (in addition, KCTR had 393 employees in Turkey engaged in household paper activities) and 320 in the printing and writing paper activities.

  Some of the employees are subject to the terms of employment of collective bargaining agreements.  The parties to such collective bargaining agreements are the Company and the employees, through the union. The Company believes that the relationship between the Company and the union are good.

6.E           Share Ownership

In 2001, the board of directors of the Company approved two option plans (share option plan for Group employees and share option plan for Group senior officers), whereby it granted 275,755 share options to Group employees and senior officers. As of the date of this Annual Report, all options granted in conjunction with said plans have been exercised or have expired.

On January 14, 2008, following the approval of the audit committee, the board of directors approved a bonus plan for senior employees in the Company and/or in subsidiaries and/or in associated companies, under which up to 285,750 options (159,083  share options of at the date of this Annual Report), each exercisable into one ordinary share of the Company, will be allotted to senior employees and officers in the Group, including the CEO of the Company (the “Plan”).  On the date of approval of the bonus plan, the number of shares to be allotted accounted for 5.65% of the issued share capital of the Company.  The offerees in the said bonus plan are not interested parties in the Company, except for the CEO who is an interested party by virtue of his position.  Pursuant to the conditions of the said options, the offerees who will exercise the option will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option at the exercise date only.  The options vest in four yearly installments.  The vesting period of the first installment is one year, commencing on the date of grant, and the next three installments vest on the second, third and fourth anniversary of the grant date.  The first installment is exercisable for three years from the vesting date. Each installment of the next three installments is exercisable for two years from the vesting date of such installment.  For further information regarding the 2008 bonus plan, see Note 11 of our consolidated financial statements contained elsewhere in this Annual Report.

Of the 281,500 options under the bonus plan, 40,250 options were allotted to the former CEO of the Company, 135,500 were allotted to management of the subsidiaries and 74,750 were allotted to management of the affiliates.  The date of grant of the options was set for the months of January-March 2008, subject to the restrictions of Section 102 (Capital Route) of the Israeli Income Tax Ordinance.  In the course of the first quarter of 2008, a sum of 250,500 share options were granted as aforesaid, and on January 8, 2009, a sum of 34,000 share options were granted, out of 35,250 share options that were allocated to the trustee, as a reservoir for future granting. The balance of options warrants held by the trustee were deleted by the Board  on August 9, 2009 .

For further information regarding the options awarded to Mr. Avi Brenner, the Company’s former CEO, see “Item 6.B – Compensation”.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A         Major shareholders

The following table sets forth, as of June 10 2010, the number of ordinary shares of the Company beneficially owned by (i) all those persons who, to the Company’s knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address:	Amount Beneficially Owned Directly or Indirectly*		Percent of Class Outstanding
Clal Industries and Investments Ltd. (“Clal”) 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	3,007,621	(1)	59.15	%(1)
Clal Insurance Holdings Ltd. (“Clal Holdings”)	275,850		5.43	%(2)
Clal Finance Ltd. (“Clal Finance”)	46,188	(3)	0.91	%(3)
All officers and directors as a group	**		**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

**
The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)
Clal is a public company. To the best of the Company’s knowledge, as of the date of this Annual Report, IDB Development Co., Ltd., or IDB Development, a reporting company  is a wholly owned (directly and indirectly) subsidiary of IDB Holding Company Ltd., ("IDB Holdings").

To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed for trade on the TASE, whose shareholders are:

•
Ganden Holdings Ltd., ("Ganden Holdings"), a private company incorporated in Israel, which holds directly and via Ganden Investments IDB Ltd., (" Ganden"), a private company incorporated in Israel wholly owned by it (indirectly), 54.72% of the equity and voting rights of IDB Holdings (approximately 53.65%, on a fully diluted basis), as follows: Ganden holds 37.22% of the equity and voting rights of IDB Holdings(approximately 36.49%, on a fully diluted basis), and Ganden Holdings directly holds 17.50% of the equity and voting rights of IDB Holdings (approximately 17.15%, on a fully diluted basis). The controlling shareholders of Ganden Holdings are as described below. In addition, Shelly Bergman (one of the controlling shareholders of Ganden Holdings) holds, via a wholly-owned private company incorporated in Israel, approximately 4.17% of the equity and voting rights of IDB Holdings (approximately 4.09%, on a fully diluted basis).

•
Manor Holdings B.A. Ltd., (" Manor Holdings"), a private company incorporated in Israel, which holds directly and via Manor Investments - IDB Ltd., (" Manor"), its subsidiary which is a private company incorporated in Israel, 13.30% of the equity and voting rights of IDB Holdings (approximately 13.04%, on a fully diluted basis), as follows: Manor holds 10.25% of the equity and voting rights of IDB Holdings (approximately 10.05%, on a fully diluted basis) and Manor Holdings directly holds 3.05% of the equity and voting rights of IDB Holdings (approximately 2.99%, on a fully diluted basis). The controlling shareholders (and other material shareholders) of Manor Holdings are as described below.

•
Avraham Livnat Ltd., a private company incorporated in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd.,     (" Livnat"), a wholly-owned private company incorporated in Israel, approximately 13.31% of the equity and voting rights of IDB Holdings (approximately 13.05%, on a fully diluted basis), as follows: Livnat holds 10.20% of the equity and voting rights of IDB Holdings (approximately 10%, on a fully diluted basis), and Avraham Livnat Ltd. directly holds 3.11% of the equity and voting rights of IDB Holdings (approximately 3.05%, on a fully diluted basis). The controlling shareholders (and other material shareholders) of Avraham Livnat Ltd. are as described below.

To the best of the Company’s knowledge, Ganden, Manor and Livnat jointly hold, by virtue of a shareholders’ agreement to which they are party with regard to their holdings and shared control of IDB Holdings, effective through May 2023 (the “IDB Shareholders’ Agreement”), approximately 51.70% of the issued capital of IDB Holdings, as follows: (i) Ganden - 31.02%; (ii) Manor - 10.34%; and (ii) Livnat - 10.34%.

The IDB Shareholders’ Agreement includes, inter alia, a pre-coordination agreement on uniform voting at shareholder meetings of IDB Holdings; exercise of voting power to achieve maximum representation of candidates supported by Ganden, Manor and Livnat on IDB Holdings’ and the Company’s boards of directors as well as representation on boards of major subsidiaries; determination of persons holding office of chairman of the board and vice chairman of IDB Holdings and its major subsidiaries; non-disclosure of all matters concerning the business of IDB Holdings and its investees; restrictions on transactions in shares of IDB Holdings which form part of the controlling interest; setting up a mechanism for right of first refusal, tag-along right for sale or transfer of IDB Holdings shares and Ganden’s right to require Manor and Livnat to sell, concurrently with the former, shares in the controlling stake to a third party, should certain circumstances occur; agreement by Ganden, Manor and Livnat, among themselves, to make their best efforts, subject to all legal provisions, to cause IDB Holdings to distribute to its shareholders, annually, at least one half of the distributable annual income; and for all investees of IDB Holdings (including the Company) to adopt a policy aimed at distributing to its shareholders, annually, as dividend, one half or more of distributable annual income, provided that no significant impact is caused to the cash flows or to plans approved and adopted from time to time by their boards of directors; the right of each of Ganden, Manor and Livnat to purchase surplus shares of IDB Holdings which are not part of the controlling interest, subject to the requirement to offer the other parties to the IDB shareholders’ agreement to purchase a part thereof based on their holdings stake in IDB Holdings; commitment by Ganden, Manor and Livnat to avoid any action or investment which may terminate or materially deteriorate terms of regulatory approvals or permits granted to Ganden, Manor and Livnat, to IDB Holdings or to its investee companies.

The aforementioned additional holdings in IDB Holdings, held by Ganden Holdings (approximately 17.5%), by Ganden (approximately  6.2%), by Manor Holdings (approximately 2.96%), by Avraham Livnat Ltd. (approximately 2.97%) and by Shelly Bergman, via its wholly-owned subsidiary (approximately 4.17%), are excluded from the “controlling interest” as defined in the IDB Shareholders’ Agreement.

IDB Development holds 11,336,914 of its own shares, which are dormant shares which confer no rights at all.

Ganden Holdings is a private company whose controlling shareholders are Nochi Dankner, who holds, directly and via a company controlled by him, 56.30% of the issued share capital and voting rights in Ganden Holdings, and Shelly Bergman, who holds 12.41% of the issued share capital and voting rights in Ganden Holdings; these controlling shareholders are deemed to jointly hold 68.71% of the issued share capital and voting rights in Ganden Holdings, inter alia, by virtue of a cooperation and pre-coordination agreement between them. Nochi Dankner’s control of Ganden Holdings is also based on an agreement signed or joined by all shareholders of Ganden Holdings, whereby Nochi Dankner was granted, inter alia, veto rights on Board of Directors and General Meetings of Ganden Holdings and its subsidiaries. Nochi Dankner serves as Chairman of the Board of Directors of IDB Holdings and IDB Development.

Hashkaa Mutzlachat Ltd., (" Hashkaa Mutzlachat"), a company wholly owned by Mr. Tzur Dabush, holds 1.67% of the issued capital and voting rights of Ganden Holdings; for the sake of caution and in view of Tzur Dabush’ commitment towards Nochi Dankner to vote using all of the former’s shares of Ganden Holdings together with the latter, in accordance with the voting and instructions of Nochi Dankner, Hashkaa Mutzlachat and Tzur Dabush may, for as long as said commitment remains in force, be deemed to hold together with Nochi Dankner means of control over Ganden Holdings, and may therefore also be deemed to be controlling shareholders of Ganden Holdings.

Other material corporate shareholders of Ganden Holdings are as follows: (i) Nolai BV (a private company indirectly owned by The L.S. Settlement, which is held in trust by a law firm based in Gibraltar, whose beneficiaries are descendants of Ms. Anna Schimmel, including Yaakov Schimmel) holds 9.9% of the capital and voting rights in Ganden Holdings; and (ii) Avi Fisher, in person and via Noga MGA Investments Ltd., a company controlled by him and by his wife, holds, directly and indirectly, 9.1% of the capital and voting rights in Ganden Holdings.

Manor is a company controlled by Itzhak Manor and his wife, Ruth Manor. Yitzhak Manor and Ruth Manor, along with their four children - Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia hold all Manor shares via two private companies: Manor Holdings and Euro Man Automotive Ltd., (" Euro Man"), as follows: Ruth and Yitzhak Manor hold all shares of Manor Holdings, which holds 60% of Manor shares; in addition, Ruth and Yitzhak Manor and their aforementioned children hold all shares of Euro Man, which holds 40% of Manor shares, as follows: Ruth Manor and Yitzhak Manor each hold 10% of Euro Man shares; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each hold 20% of Euro Man shares. Note also that Yitzhak Manor serves as Vice Chairman of the IDB Holdings Board of Directors and as member of the IDB Development Board of Directors; Dori Manor serves as member of the Boards of Directors of IDB Holdings and of IDB Development.

Avraham Livnat Ltd. is a company controlled by Avraham Livnat, which is wholly owned by Avraham Livnat and his three sons, Ze’ev Livnat, Zvi Livnat and Shai Livnat, as follows: Avraham Livnat holds 75% of the voting rights in Avraham Livnat Ltd. and Zvi Livnat holds 25% of the voting rights in Avraham Livnat Ltd., and Ze’ev Livnat, Zvi Livnat and Shai Livnat each hold 33.3% of the capital of Avraham Livnat Ltd. Furthermore, Zvi Livnat serves as board member and Deputy CEO of IDB Holdings, and as Deputy Chairman of the Board of IDB Development, and Shai Livnat serves as board member of IDB Development.

(2)
Clal Insurance Holdings Ltd., a public company whose shares are listed for trading on the TASE, which is controlled, as of the date of this Annual Report, by IDB Development. To the best of the Company’s knowledge, Clal Holdings is an interested party in the Company, since it is controlled by IDB Development, the controlling shareholder of Clal.

(3)
Clal Finance Ltd., a public company whose shares are listed for trading on the TASE, which is controlled, as of the date of this Annual Report, by Clal Holdings. To the best of the Company’s knowledge, Clal Finance is an interested party in the Company, since it is controlled by  IDB Development, the controlling shareholder of Clal.

All the shareholders of the Company have the same voting rights. The Company’s major shareholders who beneficially own 5% or more of the Company’s ordinary shares outstanding do not have voting rights different from other holders of ordinary shares.

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been the sale of all the DIC holdings in the Company to Clal, whereby DIC ceased being a controlling shareholder of the Company, with Clal increasing its holdings in the Company accordingly. For further information, see “Item 4.C – Organizational Structure”.

As of May 31, 2010, our ordinary shares were held by 125 registered holders. Based on the information provided to us by our transfer agent, as of May 30, 2010, 625 registered holders were U.S. holders and held approximately 8.4% of outstanding ordinary shares.

7.B          Related Party Transactions

The information is included in our consolidated financial statements contained elsewhere in this Annual Report.  For loans to associated companies, see Note 5 of our consolidated financial statements contained elsewhere in this Annual Report. For a capital note to an associated company, see Note 9d of our consolidated financial statements contained elsewhere in this Annual Report. For transactions and balances with related parties, see Note 18 of our consolidated financial statements contained elsewhere in this Annual Report.

On June 1, 2010, the Company entered into an agreement for the sale of its rights to a plot of land with an area of approximately 7600 square meters in Totseret HaAretz Street in Tel Aviv, that is currently leased by the Company from the Tel Aviv municipality in consideration of NIS 64 million, plus VAT. The purchasing parties are Bayside Land Corporation Ltd., (“Bayside”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and by Amot Investments Ltd. (“Amot”), with holdings in Bayside of 71% and 29%, respectively. The transaction is subject to a precondition and two nullifying conditions. Pursuant to the finalization of the transaction according to the terms of the agreement, the Company is expected to record in its financial statements net capital gains totaling approximately NIS 27.5 million.

For further information see also Note 18b of our consolidated financial statements contained elsewhere in this Annual Report.

7.C          Interests of Experts and Counsel

Not applicable.

ITEM  8. FINANCIAL INFORMATION

8.A          Consolidated Statements and Other Financial Information

See the financial statements included under Item 18 of this Annual Report.

Export Sales

In 2009, the Company had NIS 69.8 million of export sales, which represents approximately 7.8% of the NIS 892.0 million total sales volume of the Company.

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

In September 2008, the Municipality of Hadera submitted a request for a land betterment levy in the amount of NIS 1.4 million in respect to a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the levy amount with a counter assessment in the amount of NIS 28 thousand. The Company created a provision in the amount of NIS 900 thousands in its financial statements, in light of an expected settlement between the parties.

A demand to pay purchasing tax of NIS 1,460 thousands was submitted by the Israeli Tax Authorities to the Company in respect of the extension of the lease on a plot of land located in Totzeret Haaretz Street in Tel Aviv (formerly the Shafir plant). A decision was handed down by the appeals committee pursuant to which the Company was required to pay a total of NIS 1.39 million, which accounts for 66% of the original demand for payment. The Company paid the amount. Both the Company and the Israeli Tax Authorities have appealed this decision to the Israeli Supreme Court.

In December 2006, Israel Natural Gas Lines Ltd., or Natural Gas Lines, informed the Company that owners of lands adjacent to the gas production plant had initiated a damages claim against Natural Gas Lines, on account of the decrease in value to the adjacent lands. The agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due the decrease in value to the adjacent lands. The proceeding is conducted before the appeals committee and the Company is not a party to the proceedings. At this stage, it is impossible for the Company to assess the chances of success of the damages claim and thus, the extent of the Company’s exposure, particularly since the Company is not a party to the proceedings. In any case, in the Company’s considers any  exposure as immaterial.

A consolidated company received from the Municipality of Netanya and from the lessee of a property, claims of payment amounting to NIS 2,700 thousands relating to assessments regarding taxes and levies for the years 2000-2008 for the above company’s offices in Netanya. The consolidated company submitted an appeal to the claim, in the amount of NIS 2,000 thousands, which was rejected by the Municipality. The consolidated company submitted an appeal on the rejection. In June 2009, a compromise agreement was reached whereby the consolidated company will pay approximately NIS 950 thousand for the assessments regarding taxes and levies. The aforementioned compromise agreement did not have a material effect on the operating results of the consolidated company for the year 2009, since the financial statements included a sufficient provision in the past.

During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, an examination was held in respect to the financial reports of KTCR for the years 2004-2008. On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, in the aggregate amount of 135 million YTL (approximately 89 million USD) including interest and penalty. The Company has included a provision in its financial reports for the year ended December 31, 2009, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousand USD), which KCTR considers to be the required estimated cash outflow for the matter. Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from H- K to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be required to pay the additional tax payment, is rather low, and therefore it has not included a provision at its financial reports for the year ended December 31, 2009, with regards to this matter. It should be noted that KCTR, based on its tax consultant opinion, opposes the Turkish Tax Authorities demands regarding the second matter, and intends to appeal the decision.

On June 7,2010  a petition was filed against Hogla-Kimberly LTD (H-K), an affiliated company (49.9%) and against another competitor company (the "Competitor"), for the approval of a class action.

According to the petition, the Competitor and H-K has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. At this early stage H-K is examining the petition and is not able to assess its chances and its influences.

Dividend Policy

The Company does not have a defined policy for distributing dividends.

8.B          Significant Changes

The following significant changes occurred since December 31, 2009, the date of the most recent annual financial statements contained elsewhere in this Annual Report:

On February 11, 2010, the Company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime plus 1.15%, and to be repaid within seven years. The principal and the interest are to be repaid in quarterly installments, commencing from the second year.

On January 20, 2010, a dividend in cash in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

On February 18, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million from the retained earnings. The dividend was paid during May 2010. The Company’s share in the dividend is approximately NIS 10 million.

On April 22, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The dividend will be paid during the third quarter of 2010. The Company’s share in the dividend is approximately NIS 20 million.

On May 10, 2010, the Company announced that Maalot (Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s) decided to rate Series 5 Debentures as (ilA+)/Negative. On May 20, 2010, the Company filed with the Israeli Securities Authority a report with respect to a contemplated public offering in Israel pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of the Series 5 Debentures. The Series 5 Debentures, with an aggregate principal amount of up to NIS 181.5 million, 1 NIS par-value each, were offered at 100% of their par value, bearing an annual interest rate of 5.85%. The principal amount shall be payable in five annual and equal installments made on the 30th day of November of each of the years between 2013 and 2017 (inclusive). The interest shall be payable in biannual installments made on the 31th day of May and the 30th day of November of each of the years between 2010 and 2017 (inclusive). Both the principal amount and the interest payments shall not be linked to the CPI or to any other index or foreign currency. Through the offering, the Company raised a gross total of NIS 181,519 thousand (approximately $ 47,500 thousand).

ITEM 9. THE OFFER AND LISTING

9.A          Listing Details

The following table sets forth the high and low market prices of the Company’s ordinary shares on the NYSE Amex and TASE for the periods indicated:

	NYSE Amex		Tel Aviv Stock Exchange
	High	Low	High	Low	High	Low
	$		NIS		$*
Yearly Highs and Lows
2009	71.5	29.6	272.00	117.30	71.64	29.73
2008	80.80	26.55	270.20	104.50	83.58	26.98
2007	67.50	41.90	259.40	185.00	65.60	43.65
2006	52.12	38.50	237.00	168.50	53.01	38.42
2005	57.98	37.50	246.90	176.90	56.42	38.24

Quarterly Highs and Lows
2010
Second Quarter (until June 15 2010)	83.00	67.42	309.90	260.20	83.03	67.60
First Quarter	82.25	68.53	311.30	252.50	82.40	67.80

2009
Fourth Quarter	71.50	54.19	272.0	206.2	71.64	55.18
Third Quarter	58.36	41.25	218.90	165.60	57.67	41.86
Second Quarter	44.30	35.00	177.80	147.70	45.17	35.11
First Quarter	39.48	29.62	164.0	117.3	39.16	29.73

2008
Fourth Quarter	60.25	26.55	205.60	104.50	58.84	26.98
Third Quarter	74.5	52.5	256.10	186.70	74.73	53.02
Second Quarter	80.8	59.71	270.20	212.10	83.58	62.09
First Quarter	69.05	56.5	261.30	192.10	67.68	56.83

Monthly Highs and Lows
June 2010 (until June 15 2010)	74.49	67.42	281.50	260.20	73.20	67.60
May 2010	83.00	70.00	309.90	272.20	83.03	70.34
April 2010	81.94	76.46	304.00	283.70	81.55	76.70
March 2010	82.25	74.32	311.30	279.80	82.40	74.30
February 2010	81.64	73.49	302.40	273.3	80.77	73.17
January 2010	73.51	68.53	275.00	252.50	73.61	67.80
December 2009	69.89	61.78	272.00	241.40	71.64	63.95

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

Objects and Purposes of the Company

As indicated in Article 5 of the Articles, the Company may, at any time, engage in any kind of business in which it is, expressly or by implication, authorized to engage in accordance with the objects of the Company as specified in the Company Memorandum of Association. According to the Company’s Memorandum of Association, the Company’s objectives are paper manufacturing and any other legal objective.

Director’s Personal Interest

The Companies Law requires that a director and an officer in a company disclose to the Company any personal interest that he may have, and all related material information, in connection with any existing or proposed transaction by the Company.  The disclosure is required to be made promptly and in any event no later than the date of the meeting of the board of directors in which the transaction is first discussed. The Companies Law defines a “personal interest” as a personal interest of a person in an action or transaction by the company, including a personal interest of a relative and of a corporation in which he or his relative are interested parties, excluding a personal interest stemming solely from ownership of shares in the company.

If the transaction is an extraordinary transaction, the approval procedures are as described below.  Under the Companies Law, an extraordinary transaction is a transaction that is not in the ordinary course of business, a transaction not on market terms or a transaction that is likely to have a material impact on the Company’s profitability, assets or liabilities.

Subject to the restrictions of the Companies Law, a director is entitled to participate in the deliberations and vote with regard to the approval of transactions in which he has a personal interest.  A director is not entitled to participate and vote with regard to the approval of an extraordinary transaction in which he has a personal interest, the approval of indemnity, exemption or insurance of the directors or the approval of the directors’ compensation.  If a majority of the directors have a personal interest in a certain decision, they may participate and vote but the issue must be approved also by the audit committee and by the shareholders.  If the controlling shareholder has a personal interest in an extraordinary transaction, the transaction must be approved by the audit committee, board of directors and by shareholders at a general shareholders meeting by the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, provided that either (i) such a majority includes at least one third of the total votes of shareholders who are not controlling shareholders or on their behalf, present at the meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholder votes); or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against does not exceed one percent (1%) of the total voting rights in the Company.

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

The Shares – Rights and Restrictions

    All of the Company’s shares are ordinary shares, NIS 0.01 par value per share.  Every ordinary share in the capital of the Company has equal rights to that of every other ordinary share, including the right to dividends, to bonus shares and to participation in the surplus assets of the Company upon liquidation proportionately to the par value of each share, without taking into consideration any premium paid in respect thereof.  All the aforesaid is subject to the provisions of the Articles.

    Each of the ordinary shares entitles the holder thereof to participate at and to one vote at any general meeting of the Company.

Subject to the provisions of the Companies Law, the board of directors may decide whether or not to distribute a dividend.  When deciding on the distribution of a dividend, the board of directors may decide that the dividend shall be paid, in whole or in part, in cash or by way of the distribution of assets in specie, including securities or bonus shares, or in any other manner at the discretion of the board of directors.

Dividends on the Company’s ordinary shares may only be paid out of retained earnings, as defined in the Companies Law, as of the end of the most recent fiscal year or profits accrued over a period of two years, whichever is higher.

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

Under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the Company and other shareholders and to refrain from abusing his power in the Company.

In addition, each shareholder has the general duty to refrain from depriving other shareholders of their rights.

   Furthermore, any controlling shareholder who knows that he possesses the power to determine the outcome of a shareholder vote, and any shareholder that, pursuant to the provisions of the Articles, has the power to appoint or to prevent the appointment of an officer in the Company or any other power regarding the Company, is under a duty to act in fairness toward the Company.  The Companies Law does not describe the substance of this duty of fairness.  These various shareholder duties may restrict the ability of a shareholder to act in what the shareholder perceives to be its own best interests.

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

    Apart from the notices as to the general meeting described above, the Company is not required by the Articles and the Companies Law to give any additional notice as to the general meeting, either to the registered shareholders or to shareholders who are not registered.  The notice as to a general meeting is required to include the place, the day and the hour at which the meeting will be held, the agenda as well as a summary of the proposed resolutions, and any other details required by law.

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

    According to an amendment to the Companies Law, a shareholder is also entitled, in certain issues, to vote by a proxy card.

Each ordinary share entitles the holder thereof to participate at a general meeting of the Company and to one vote on each item that comes before the general meeting.

Right of Non-Israeli Shareholders to Vote

There is no limitation on the right of non-resident or foreign owners of any class of the Company’s securities to hold or to vote according to the rights vested in such securities.

Change of Control

    Under the Articles, the approval of a merger as provided in the Companies Law is subject to a simple majority at a general meeting or class meeting, as the case may be, all subject to the applicable provisions of law.  Such a merger is also subject to the approval of the boards of the merging companies.

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

    The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the Company, and there is no existing 25% or more shareholder in the Company at the time.  If there is no existing shareholder of the Company who holds more than 45% of the voting rights in the Company, the Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a shareholder of more than 45% of the voting rights in the Company.

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

    Under the Israeli Securities Law, 5728-1968, any major shareholder who is the beneficial owner of more than 5% of the Company’s equity capital or voting securities is required to report this fact, and any change in his holdings, to the Israeli Securities Authority.

Transfer Agent and Registrar

         We have appointed American Stock Transfer & Trust Co. as the transfer agent and registrar for our ordinary shares.

Listing

        Our ordinary shares are listed on both the NYSE Amex and on the TASE under the symbol “AIP”.

10.C        Material Contracts

For a description of material contracts other than those described below, see “Item 7.B - Related Party Transactions.”

In February 2007, the Company finalized the sale of all its direct and indirect holdings in TMM, as well as its holdings in Barthelemi, to CGEA (in an agreement signed January 4, 2007).  The sale price was approximately $27 million.  Following the sale, the Company ceased to be a shareholder in TMM. For further information, see “Item 4.A-History and Development of the Company”.

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

    On July 29, 2005 the Company signed an agreement in London, with the Yam Tethys Sea Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.), for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements in the coming years, for the operation of the existing energy co-generation plant at Hadera that was converted for the use of natural gas, instead of fuel oil. The overall financial volume of the transaction totals $35 million over the term of the agreement from the initial supply of gas and until the earlier of: (i) the point at which the Company will have purchased an aggregate of 0.43 BCM of natural gas; or (ii) July 1, 2011. As of the date of this Annual Report, the Company is dependent on Tethys Sea Group for the supply of natural gas, since to the best of the Company’s knowledge, as of a little prior to publication of this report, Tethys Sea Group is the only natural gas supplier in Israel for the manufacturing market, except for an Egyptian [gas supplier which supplies gas to the Israel Electric Company].

    On July 11, 2007, the Company entered into an agreement with Israel Natural Gas Routes Ltd. for transportation of natural gas to its facility in Hadera for a six-year term, with an optional extension for another two-year.  Consideration, pursuant to the agreement includes payment of a non-recurring connection fee upon connection based on the actual cost of connection to the Company’s facility, as well as monthly payments based on two components: (a) a fixed amount for the gas volume ordered by the Company; and (b) an additional amount based on the actual gas volume delivered to the facility.  As of the date of this Annual Report, the Company is dependent on Gas Routes, since in the agreement the Company undertook to pay a set annual payment of NIS 2 million even if it does not actually make use of Gas Routes’ transportation services.

    During 2008, the Company completed the execution of the key agreements for purchase of major equipment required for a Machine 8. The principal equipment for the production system was acquired from the leading companies in the world in the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO and Italian company SEEI.  According to the signed agreements, the Company the Company is committed to a total sum of approximately €60 million for the equipment detailed above, of which about €53million were already paid .

    On November 3, 2008, the Company’s general meeting approved the lease agreement signed on September 18, 2008 between the Company and Gav-Yam Land Ltd., a public company controlled by the Company’s indirect controlling shareholders (for the purpose of this paragraph, the “Lessor”), whereby the Company would lease a plot in Modi’in with an area of 74,500 square meters, as well as buildings to be constructed by the Lessor for the Company, with a total constructed area of 21,300 square meters, to serve as a logistics center, industrial and office space  for the Company’s subsidiaries and associated companies, which would, in part, replace existing lease agreements. The leasing period shall be 15 years from the date of receiving possession of the leased property. The Company will also have an option to extend the lease by an additional 9 years and 11 months.

    In August 2008, a transaction was completed for the acquisition of shares of Carmel, pursuant to an agreement signed on July 10, 2008, whereby the Company acquired the shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “as-is” and the transaction closed subsequent to receiving the approval of the Antitrust Supervisor, which was a pre-condition for said closing. Upon conclusion of the transaction and as of May 31, 2009, the Company holds approximately 89.3% of Carmel shares and starting September 1, 2008, the financial statements of Carmel and those of Frenkel CD have been consolidated with the Company’s financial statements.

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

10.E   Taxation

       Investors are advised to consult their tax advisors with respect to the tax consequences of their purchases, ownership and sales of our shares, including the consequences under applicable state and local law and federal estate and gift tax law, and the application of foreign laws or the effect of nonresident status on United States taxation.  This tax summary does not address all of the tax consequences to the investors of purchasing, owning or disposing of the ordinary shares.

     For further information regarding the inspection and the demand for payment of the Turkish Tax Authorities in respect to KCTR, see Item 8.A “Legal Proceedings”.

    In December 2007, the Company and one of its subsidiaries, Hadera Paper Industries Ltd. (formerly American-Israeli Paper Mills (1995) Ltd.), submitted an application to the Israeli Tax Authorities to split the production services business, specified below, which Hadera Paper Industries Ltd. has provided to Group companies at the Company’s site in Hadera, to a new company called Hadera Paper Development and Infrastructures Ltd. (in this section, the “Infrastructure Company”). The infrastructure services include engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, sewage treatment, environmental issues and water. The Infrastructure Company also provides additional services, including a spare-parts warehouse, employee transportation services, cleaning, security and catering services (these services are also provided to the Company’s associated companies at the Company site in Hadera). The split was made is in accordance with the provisions of Section 105 of the Income Tax Ordinance. The split was made on December 31, 2007, and from date forward, the Infrastructure Company is active as an independent entity and has therefore begun drawing up separate financial statements and tax reports since 2008.

    In accordance with Amendment No. 147 of the Income Tax Ordinance in 2005, a tax rate of 34% which is applicable to companies was gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 - for which a tax rate of 25% was determined (the tax rate in the years 2007, 2008 and 2009 is 29%, 27% and 26%, respectively).

    The Economic Efficiency Law (Legal Amendments to the Implementation of the Economic Program for 2009 and 2010) of 2009, or the Settlement Law, was published in July 23, 2009. According to the Settlement Law, the tax rates of 26% and 25% that apply to companies in the years 2009 and 2010, respectively, will be gradually reduced starting in fiscal year 2011, for which a company tax rate of 24% was set, through to fiscal year 2016, for which a company tax rate of 18% was determined. Subsequent to this change, the Company recognized deferred tax revenues in the amount of NIS 8,571 thousands in 2009.

    Various issues related to the effective date of the 2009 tax reform remain unclear in view of ambiguous legislative language and the lack of authoritative interpretations at this time.  The analysis below is therefore based on our current understanding of the new legislation.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. Real Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The capital gain accrued by individuals on the sale of our ordinary shares will be taxed at the rate of 20%. However, if the individual shareholder is a “Significant Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with other, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period such gain will be taxed at the rate of 25%. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. The real capital gain derived by corporation will be generally subject to a corporate tax rate (25% in 2010).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (25% tax rate in 2010 for a corporation and a marginal tax rate of up to 45% in 2010 for individual). Notwithstanding the foregoing, capital gain derived from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the ordinary shares were purchased upon or after the registration of the securities on the stock exchange, (ii) the seller does not have a permanent establishment in Israel to which the derived capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the ordinary shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.  Thus, the U.S.-Israel Double Tax Treaty exempts U.S. resident from Israeli capital gain tax in connection with such sale, provided (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power  at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days at the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel.

Either the seller, the Israeli stockbrokers or financial institution through which the ordinary shares are held are obliged, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gains at the rate of 25% in respect of a corporation and 20% in respect of an individual.

A detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 31 of every tax year in respect of sales of securities (including the ordinary shares) made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return should not be filed and no advance payment should be paid. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividend from income, which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Significant Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from income tax provided the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Significant Shareholder”, at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise/Privileged Enterprise – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel-U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

Our company is obligated to withhold tax, upon the distribution of a dividend (distributed from an income which is not attributed to an Approved Enterprise/Privileged Enterprise), at the following rates: (i) Israeli resident corporation – 0%, (ii) Israeli resident individual – 20% (iii) non-Israeli resident - 20%, subject to a reduced tax rate under the provisions of an applicable double tax treaty.

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

The Company’s board of directors determines the policy to address these risks, according to which financial instruments are employed and defines the objectives to be attained, taking into account the Group’s linkage balance sheet and the impact of changes in various currencies and in the CPI on the Company’s cash flows and on its financial statements.

The Company conducts calculations of its exposure every month and examines the compliance with the policy determined by the board of directors.

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

As of December 31, 2009 the Company owned CPI-linked long-term loans and notes in the total amount of approximately NIS 356.2 million. The interest on such loans is not higher than the market interest rate.  In the event that the inflation rate rises significantly, a loss may be recorded in the Company’s financial statements, due to the surplus of CPI-linked liabilities.

In early 2010, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The Company continues to regularly monitor hedging prices for covering its exposure and in the event that these will be reasonable, the Company will enter into the relevant hedging transactions.

The Company also enjoys natural hedging due to the current debt of an associated company that is linked to the consumer price index.

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

	Maturity
	In NIS thousands
	2010	2011-12	2013-14	More than 5 years	Total book value	Total fair value
Series 2 debentures	32,922	65,845	32,922	-	131,689	136,715
Series 3 debentures	21,979	43,959	43,959	87,918	197,815	207,266
Series 4 debentures	39,260	78,519	78,519	39,260	235,557	266,721

Credit Risks

The Company’s and its subsidiaries’ cash and cash equivalents and the short-term deposits as of December 31, 2009 are deposited mainly with major Israeli banks.  The Company and its subsidiaries consider the credit risks in respect of these balances to be immaterial.

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

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as of December 31, 2009:

All other Company’s market risk sensitive instruments are instruments entered into for purposes other than trading purposes.

	Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2009	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
In NIS thousands
Series 2 Debentures	1,247	626	(136,715)	(631)	(1,266)
Series 3 Debentures	3,160	1,590	(207,266)	(1,611)	(3,442)
Series 4 Debentures	2,729	1,371	(266,721)	(1,383)	(2,779)
Loan A - fixed interest	148	74	(23,350)	(75)	(150)
Loan B - fixed interest	1,500	754	(111,745)	(763)	(1,534)
Loan C- fixed interest	135	68	(24,119)	(68)	(136)
Long-term loans and capital notes - granted	(195)	(98)	50,980	98	197

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2009).

Regarding the terms of the debentures and other liabilities – See Note 9 to our consolidated financial statements contained elsewhere in this Annual Report.

Regarding long-term loans and capital notes granted - See Note 5 of our consolidated financial statements contained elsewhere in this Annual Report.
U

	Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2009	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
	In NIS thousands
Cash and cash equivalents	203	101	2,027	(101)	(203)
Designated deposits	2,395	1,197	23,949	(1,197)	(2,395)
Other Accounts Receivable	508	254	5,075	(254)	(508)
Other Accounts Payable	(7,258)	(3,629)	(72,583)	3,629	7,258
NIS-€ forward transaction	5,123	1,994	(1,114)	(4,264)	(7,393)

	Sensitivity to the U.S. Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2009	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
	In NIS thousands
Cash and cash equivalents	495	247	4,945	(247)	(495)
Other Accounts Receivable	1,271	635	12,707	(635)	(1,271)
Other Accounts Payable	(4,082)	(2,041)	(40,820)	2,041	4,082
Liabilities at fair value through the statement of income	(1,198)	(599)	(11,982)	599	1,198

Other accounts receivable reflect primarily short-term customer debts.

Capital note – See Note 5d of our consolidated financial statements contained elsewhere in this Annual Report.

Accounts payable reflect primarily short-term liabilities to suppliers.

	Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2009	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
	In NIS thousands
NIS-CPI forward transactions	2,000	1,000	3,052	(1,000)	(2,000)
Bonds 2	(4,145)	(2,073)	(207,266)	2,073	4,145
Bonds 3	(2,734)	(1,367)	(136,715)	1,367	2,734

See Note 17c of our consolidated financial statements contained elsewhere in this Annual Report.

	Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2009	Profit (loss) from changes
	Revaluation of $ 10%	Revaluation of $ 5%		Devaluation of $ 10%	Devaluation of $ 5%
	In NIS thousands
Accounts Payable	260	130	2,605	(130)	(260)

Quantitative Information Regarding Market Risk

The following are the balance-sheet components by linkage bases at December 31, 2009:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	19.3		5.0	2.0		26.3
Short-term deposits and investments	103.7			23.9		127.6
Other Accounts Receivable	398.7	1.1	13.3	5.1	4.6	422.8
Inventories					175.9	175.9
Investments in Associated Companies	17.8	36.7			286.5	341.0
Deferred taxes on income					29.7	29.7
Fixed assets, net					1,126.4	1,126.4
Intangible Assets					27.1	27.1
Land under lease					37.6	37.6
Other assets					1.3	1.3
Assets on account of employee benefits						0.6
Total Assets	540.1	37.8	18.3	31.0	1,689.1	2,316.3
Liabilities
Short-term credit from banks	131.6					131.6
Other Accounts Payable	252.6		43.4	72.6		368.6
Current tax liabilities	2.7					2.7
Deferred taxes on income					58.1	58.1
Long-Term Loans	253.5	28.1				281.6
Notes (debentures) – including current maturities	237.9	328.1				566.0
Liabilities on account of employee benefits	37.3					37.3
Liabilities at fair value through the statement of income			12.0			12.0
Shareholders’ equity, reserves and retained earnings					858.4	858.4
Total liabilities and equity	915.6	356.2	55.4	72.6	916.5	2,316.3
Surplus financial assets (liabilities) as at December 31, 2009	(375.5)	(318.4)	(37.1)	(41.6)	772.6	0.0

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, we performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed in the report that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to the our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) -15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Annual Report are effective at such reasonable assurance level.

(b)	Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)).  Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Internal control over financial reporting includes policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and asset dispositions;
—
provide reasonable assurance that transactions are recorded as necessary to permit the preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projection of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting concluded that, as of December 31, 2009, the Company’s internal control over financial reporting was effective.

(c)	Attestation report of the registered public accounting firm

Our independent auditors, Brightman Almagor Zohar & Co. a member firm of Deloitte Touche Tohmatsu and registered public accounting firm, has audited the consolidated financial statements in this Annual Report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2009.

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

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive officer, principal financial officer, and principal accounting officer or controller and persons performing similar functions.  The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of actual or apparent conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company’s legitimate business interests.  The Company encourages all of its officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so.  The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Hadera, Israel.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The audit committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the audit committee is to receive from the Company’s management a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmastu (on July 14, 2009, at a general meeting the shareholders approved the appointment of Brightman Almagor Zohar & Co. as the Company’s external auditors for the year 2009. Brightman Almagor Zohar & Co. replaced Kesselman & Kesselman & Co. who served as the Company’s external auditors since 1954 until 2006).  After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the audit committee approves prior to the accountant being engaged such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles.  Additional services from Brightman Almagor Zohar and any increase in budgeted amounts will similarly be approved during the year by the audit committee prior to the accountant being engaged on a case-by-case basis.

All audit-related and non-audit-related services performed by Brightman Almagor Zohar during 2009 were proposed to and approved by the audit committee prior to the accountant being engaged, in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Brightman Almagor Zohar for all services, including audit services, for the years ended December 31, 2009 and 2008, respectively.

	U.S. $ in thousands
	2009	2008
Audit fees
Audit of financial statements (including shelf prospectus in 2008)	135	206
Audit-related Fees
ICFR audit	66	73
Tax Fees	-	-
All Other Fees	-	-
Differentials	19	47
Total	220	326

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2009.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE

There are no significant ways in which the corporate governance of our company, as a foreign private issuer, differ from those followed by domestic companies listed on the NYSE Amex. For further information regarding the structure of our board of directors and its committees and the exemption available to our company as a “controlled company”, see “Item 6.C. - Board Practices.”

PART III

ITEM 17. FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

(a) The following financial statements and supporting documents are filed with this report:

(i)	Consolidated Audited Financial Statements of the Company for the year ended December 31, 2009 (including Reports of Independent Registered Public Accounting Firms).

(ii)	Financial statements of Mondi Hadera Paper Ltd. for the year ended December 31, 2009.

(iii)	Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2009.

 (b) For additional documents filed with this report see Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HADERA PAPER LTD.

By:	/s/ Shaul Gliksberg
Shaul Gliksberg
Chief Financial and Business Development Officer

Dated: June 16, 2010

EXHIBIT INDEX

Exhibit Number	Description
1.1	Memorandum of Association of the Company (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 1987).
1.2	Articles of Association of the Company (incorporated by reference to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008).
3.1
Voting Agreement dated February 5, 1980 by and among Clal Industries Ltd., PEC Israel Economic Corporation and Discount Bank Investment Corporation Ltd. (incorporated by reference to exhibit 3.1 to the Company’s Annual Report on Form 20-F for the year ended December 31, 1987).

12.1	Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.*
12.2	Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.*
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.*
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.*

*Filed herein.

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
 AS OF DECEMBER 31, 2009

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

Report of Independent Registered Public Accounting Firm
To the shareholders of
Hadera Paper ltd.

We have audited the accompanying consolidated statements of financial position of Hadera Paper Ltd. (“the Company”) and subsidiaries as of December 31, 2009 and 2008, and the related, consolidated statements of income, comprehensive income, changes in equity and  cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting approximately 12% and 20% of consolidated total assets as of December 31, 2009 and 2008, respectively, and total revenues constituting approximately 41% and 12% of consolidated total  revenues for the years ended December 31, 2009 and 2008, respectively.

Likewise we did not audit the financial statements of certain associated companies, in which the Company's share in their profits or losses is a net amount of 1,440 and 7,267 Thousands NIS, for the years ended December 31, 2008 and 2007 respectively. The financial statements of those companies were audited by other Auditors  whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion

In our opinion, based on our audits and the reports of other auditors, such consolidated statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2009 and 2008, and the results of their operations, and cash flows, for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 16, 2009 expressed an unqualified opinion on the company's internal control over financial reporting based on our audit and the report of the other auditors.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
June 16, 2010

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Hadera Paper Ltd

We have audited the internal control over financial reporting of Hadera Paper Ltd. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Tread way Commission (COSO).

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

We did not examine the effectiveness of internal control over financial reporting of a subsidiary, whose financial statements reflect total assets and revenues constituting 12% and 41%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009. The effectiveness of the subsidiary company's internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as they relate to the effectiveness of the subsidiary company's internal control over financial reporting, are based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

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

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusioion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis..  Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 16, 2010 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
June 16, 2010

HADERA PAPER LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2 0 0 9	2 0 0 8
		NIS in thousands

Assets
Current Assets
Cash and cash equivalents	2f	26,261	13,128
Designated deposits	2f	127,600	249,599
Accounts receivable:	14a
Trade receivables		323,882	318,926
Other receivables		98,897	100,888
Current tax assets		-	6,271
Inventories	14b	175,944	168,755
Total Current Assets		752,584	857,567

Non-Current Assets
Fixed assets	6	1,126,360	767,542
Investments in associated companies	5	340,975	318,101
Deferred tax assets	12	29,745	29,848
Deferred lease expenses	7	37,630	36,344
Other intangible assets	8	27,084	31,519
Other assets		1,298	2,549
Employee benefit assets	10	649	624
Total Non-Current Assets		1,563,741	1,186,527

Total Assets		2,316,325	2,044,094

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the financial statements: June 16, 2010

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2 0 0 9	2 0 0 8
		NIS in thousands

Liabilities and Equity
Current Liabilities
Credit from banks and others	9b, 14c	131,572	77,655
Current maturities of long-term notes and long term loans	9a, b	149,940	76,469
Trade payables	14d	255,895	195,020
Other payables and accrued expenses	14d	112,745	* 104,943
Short term employee benefit liabilities	10a	22,421	* 17,478
Other financial liabilities	9d	-	32,770
Financial liabilities at fair value through profit and loss	2q(2)	11,982	13,904
Current tax liabilities		2,760	-
Total Current Liabilities		687,315	518,239

Non-Current Liabilities
Loans from banks and others	9b	225,802	121,910
Notes	9a	471,815	554,124
Deferred tax liabilities	12	58,053	76,641
Employee benefit liabilities	10a	14,911	* 15,551
Total Non-Current Liabilities		770,581	768,226

Capital and reserves	11
Issued capital		125,267	125,267
Reserves		307,432	299,949
Retained earnings		399,346	306,097
capital and reserves attributed to shareholders		832,045	731,313

Minority Interests		26,384	26,316

Total capital and reserves		858,429	757,629

Total Liabilities and Equity		2,316,325	2,044,094

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
	Note	2 0 0 9	2 0 0 8	2 0 0 7
		NIS in thousands

Revenue	14e	891,995	673,484	583,650
Cost of sales	14f	765,677	542,387	440,739

Gross profit		126,318	131,097	142,911

Selling, marketing, general and administrative expenses	14g
Selling and marketing expenses		71,998	45,674	31,344

General and administrative expenses		58,967	54,970	35,991

Other (income) expenses, net	14l	(20,234)	(4,898)	4,467

Total expenses		110,731	95,746	71,802

Profit from ordinary operations		15,587	35,351	71,109

Finance income	14j	4,727	12,069	10,648
Finance expenses	14k	22,992	27,112	32,817

Finance expenses, net		18,265	15,043	22,169
Profit (loss) after financial expenses		(2,678)	20,308	48,940

Share in profit of associated companies, net	5b	87,359	51,315	856
Profit before taxes on income		84,681	71,623	49,796

Taxes on income	12e	(7,067)	3,663	18,261

Profit for the year		91,748	67,960	31,535

Attributed to:
Company shareholders		91,230	69,710	31,535
Minority interests		518	(1,750)	-

		91,748	67,960	31,535

Earning for regular share of NIS 0.01 par value (see note 15):		NIS
Primary attributed to Company shareholders		18.03	13.77	7.63

Fully diluted attributed to company shareholders		18.03	13.77	7.62

Number of share used to compute the primary earnings per share		5,060,788	5,060,774	4,132,728

Number of share used to compute the fully diluted earnings per share		5,060,788	5,060,774	4,139,533

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Comprehensive Income	91,748	67,960	31,535

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	5,191	(2,306)	-
Allocation to the income statement on account of cash flow hedging transactions, net	(1,128)	-	-
Actuarial profit (loss) from defined benefit plans, net	477	(1,501)	-
Revaluation from step acquisition	-	17,288	-
Share in Other Comprehensive Income of associated companies, net	(507)	(29,111)	3,158
Share in other comprehensive income associated companies, which allocated to the income statements, net	1,163	1,017	17
Total Other Comprehensive Income for the period, net	5,196	(14,613)	3,175
Total Comprehensive Income for the period	96,944	53,347	34,710

Attributed to:
Company shareholders	96,428	55,115	34,710
Minority interests	516	(1,768)	-
	96,944	53,347	34,710

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium of share	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Minority Interests	Total
	NIS in thousands

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Year ended December 31, 2009:
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428	516	96,944
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971

For the year ended December 31, 2008:
Total Comprehensive Income for the year	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115	(1,768)	53,347
First transfer to consolidation – creating minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227
Balance – December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium on shares	Capital reserves resulting from tax benefit on exercise of employee options	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders
	NIS in thousands
Year ended December 31, 2007

Balance – January 1, 2007	125,257	90,060	2,414	-	-	204,902	422,633
Total comprehensive income for the year	-	-	-	(635)	3,810	31,535	34,710
Issuance of shares (deduction of cost issuance in the amount of NIS 1,581 thousands)	10	211,635	-	-	-	-	211,645
Tax benefit on exercise of employee options into shares	-	-	983	-	-	-	983
Balance – December 31, 2007	125,267	301,695	3,397	(635)	3,810	236,437	669,971

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Cash flows – operating activities
Net Profit for the year	91,748	67,960	31,535
Taxes on income recognized in profit and loss	(7,067)	3,663	18,261
Finance expenses recognized in profit and loss, net	18,265	15,043	22,169
Capital profit on sale of fixed assets	(73)	(284)	1,403
Capital loss on sale investment in associated company	-	-	28
Share in profit of associated companies	(87,359)	(51,315)	(856)
Dividend received from associated company	61,814	-	-
Income from repayment of capital note to associated company	(16,418)	-	-
Depreciation and amortization	78,552	59,784	36,138
Share based payments expenses	3,762	4,913	-
Gain from negative goodwill	-	(14,664)	-
	143,224	85,100	108,678

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	22,373	66,805	(5,416)
Increase in inventories	(7,189)	(19,868)	(7,498)
Increase (Decrease) in trade and other payables	24,407	* (16,923)	18,646
Increase (Decrease) in financial liabilities at fair value through profit and loss	(1,922)	10,003	2,289
Increase (Decrease) in employee benefit	4,089	* (3,063)	2,913
	41,758	36,954	10,934

Tax Payments	(5,754)	(8,182)	(27,755)
Net cash generated by operating activities	179,228	113,872	91,857

* Reclassified.

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS (Cont.)

	Year ended
	December 31
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Cash flows – investing activities
Acquisition of fixed assets	(350,685)	(230,053)	(83,363)
Acquisition of subsidiaries	-	(70,567)	-
Acquisition of other assets	(752)	(2,770)	-
Proceeds from sales of fixed assets	1,960	825	31,415
Decrease (Increase) in designated deposits	124,614	(255,244)	-
Interest received	1,565	7,764	1,716
Prepaid expenses with respect to an operating lease	(1,770)	(2,622)	(2,596)
Associated companies: Granting of loans to an associated company	(1,068)	(422)	(318)
Repayments of loans to an associated company	-	2,851	2,893
Proceeds from sale of investment of associated companies	-	-	27,277
Net cash by used in investing activities	(226,136)	(550,238)	(22,976)

Cash flows – financing activities
Proceeds from private share allocating	-	-	211,645
Proceeds from issuing notes	-	424,617	-
Short-term bank credit – net	53,917	(111,444)	(59,988)
Borrowings received from banks	159,674	39,448	-
Repayment of borrowings from banks and from others	(37,830)	(11,801)	(5,212)
Repayment of capital note	(32,770)	-	-
Interest Paid	(42,012)	(20,360)	(24,994)
Redemption of notes	(40,427)	(38,904)	(37,167)
Net cash generated by financing activities	60,552	281,556	84,284

Increase (decrease) in cash and cash equivalents	13,644	(154,810)	153,165
Cash and cash equivalents beginning of the year	13,128	167,745	13,621
Net foreign exchange differences	(511)	193	959
Cash and cash equivalents end of the year	26,261	13,128	167,745

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1      -    DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of paper packaging, in the production of packaging and cardboard products, in paper recycling activities and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in the production and sale of paper and paper products including the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 19.

B.	Definitions:

The Company	- Hadera Paper Limited.

The Group	- the Company and its Subsidiaries.

Related Parties	- as defined by IAS 24.

Interested Parties	- as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	- as defined in the Israeli Securities law and annual Financial Statements, 2010.

NIS	- New Israeli Shekel.

CPI	- the Israeli consumer price index.

Dollar	- the U.S. dollar.

Subsidiaries	- companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Associated Companies	- companies in which the Group has significant influence and the Group investments in them, directly or indirectly are included in the financial statements using the equity method.

Affiliated Companies	- Subsidiaries and associated companies.

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Statement regarding the implementation of International Financial Reporting Standards (IFRS)

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (hereinafter – IFRS).

The principal accounting policies described in the following notes were applied in a manner consistent with previous reporting periods presented in these consolidated financial statements, except for changes in the accounting policy arising from the implementation of standards, amendments to standards and interpretation that entered into effect on the date of the financial statements, as specified in Note 3 below

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The financial statements are drawn up in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010 (hereinafter – "Financial Statements Regulations").

C.	Operating cycle period

The Company's operating cycle period is 12 months

D.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

•	Derivative financial instruments measured by fair value.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2 X below.

E.	Foreign currencies

(1) Functional currency and presentation currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2Z (3) as follows with regard to the exchange rate and the changes in them during the reported period.

(2) Translation of transactions that are not in the functional currency

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2       -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

E.	Foreign currencies (cont.)

(3) Method of recognizing exchange rate differentials

Exchange differences are recognised in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (Hedge accounting details are set out in Note 2R below) and for rate differences of loans taken in different currency then NIS (see note 2N below).

(4) Translation of financial statements of associated companies whose functional currency is not the New Israeli Shekel (NIS).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of affiliated company (mainly because of it's investment in a subsidiary company that presents it's financial statements in foreign currency) are expressed in NIS using exchange rates prevailing for the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate for the end of the reporting period.

F.	Cash and cash equivalents

Cash and cash equivalents include deposits that can be withdrawn anytime as well as short-term bank deposits that are not restricted in use, with a maturity of three months.

Deposits that are restricted in use or whose maturity at the time of investment is greater than three months but less than one year are classified under designated deposits.

G.	Consolidated Financial Statements

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

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Consolidated Financial Statements (cont.)

(1) General (cont.)

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

For the effect of the issuance of IAS 27 (revised) "Consolidated and Separate Financial Statements" see note 3C below.

(2) Minority interests

Minority interests in net assets (except for goodwill) of consolidated subsidiaries are presented separately under the Group's shareholders' equity. Minority interests include the sum of these interests on the date of the business combination (see below) as well as the share of minority shareholders in the changes that occurred in the capital of the consolidated company subsequent to the date of the business combination. Losses of consolidated subsidiaries that relate to minority, which exceed the minority interests in the shareholders' equity of the consolidated subsidiary, are allocated to minority interests up to the amount in which the minority has a valid obligation and ability to perform additional investments to cover the losses.

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3C below.

H.	Business combinations

Acquisitions of consolidated subsidiaries and activities are measured by using the purchase method. The cost of a business combination is measured based on the aggregate fair value (as of the date of exchange) of the assets acquired, liabilities incurred and capital instruments issued by the group in exchange for obtaining control in the acquired company, plus any acquisition costs incurred to the group which directly relate to the business combination. The identifiable assets of the acquired company, liabilities and contingent liabilities that meet the recognition criteria in accordance with IFRS 3 regarding business combinations are recognized at fair value on the date of acquisition, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 regarding non-current assets held for sale and discontinued activities, which are recognized and measured at fair value net of selling costs.

Goodwill arising from the business combination is recognized as an asset and initially measured at cost, which represents the excess cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities that were recognized. If, after re-assessment, the total group's interests in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceed the cost of the business combination, the excess must be immediately recognized in the income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.
Business combinations (cont.)

In business combinations, where control is obtained after several exchange transactions (acquisition in stages) the assets, liabilities and contingent liabilities of the acquired company will be measured at fair value on the date in which control was obtained, while the difference between their fair value on the date of the acquisitions that preceded the business combination and their fair value on the date of the business combination shall be carried to will be reported in other comprehensive income under "Profit (loss) from Acquisition step". The capital reserve created as a result of these valuations is transferred to retained earnings on the date in which the item in respect of which has been created is depreciated or amortized.

The interests of minority shareholders in the acquired company are initially measured on the date of the business combination in accordance with their pro rata share in the net fair value of the assets, liabilities and contingent liabilities that were recognized. As to the accounting policy with respect to minority interest see note 2G2 above.

As to the publication of IFRS 3 (amended) "Business Combinations", see note 3C below.

I.	Investments in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the consolidated companies adapted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the Group's interests in that associate (which includes any long-term interest that, in substance, form part of the Group's net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

J.	Goodwill

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Goodwill

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then, the remaining impairment loss is allocated to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss of disposal.
Regarding the amendment of IAS 36 as part of the IASB's annual improvements project for 2009, with respect to allocation of goodwill for the purpose of impairment, see note 3c, below.

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3C below.

K.	Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the following method:

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset's acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of qualifying assets also includes borrowing costs that should be capitalized as stated in Note 2N, below.

Spare parts which are not used on a current basis are designated for use in the context of items of fixed assets, where necessary. The reason for holding them is to prevent delays in the manufacturing process and to avoid a shortage in spare parts in the future. The spare parts that are not used on a current basis have not been installed on items of fixed assets and are, therefore, not available for use in their present state. In the light of this, spare parts that are not being used currently are presented with fixed assets and are depreciated at the date that they are installed on the items of fixed assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Property, plant and equipment (cont.)

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. The depreciation starts once the asset is ready for use and takes into consideration of the anticipated scrap value at the end of the asset's useful lives.

The annual depreciation and amortization rates are:	Useful life length

Buildings	10-50
Machinery and equipment	7-20
Motor vehicles	5-7
Office furniture and equipment	3-17

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

L.	Intangible assets

(1)       Intangible assets, except for goodwill

The useful life of intangible assets with an indefinite useful life is estimated at the end of each reporting year. The accounting treatment with respect to the useful life of an intangible asset that has changed from indefinite to finite is carried out prospectively.

Intangible assets with a definite useful life are amortized using the straight line method over the estimated useful life of the assets subject to an impairment test. The accounting treatment of the change in the estimated useful life of an intangible asset with a finite life is carried out prospectively.

As to the accounting treatment of goodwill see note 2J, above.

The useful life which is used to amortize intangible assets with a finite useful life is as follows:

Customer relations	5-10 years
Software	3 years

(2)       Intangible assets acquired under a business combination

Intangible assets acquired under a business combination are identified and recognized separately from goodwill when the meet with the definition of intangible asset and their fair value can be measured reliably. The cost of these intangible assets is their fair value on the date of the business combination.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Intangible assets (cont.)

(2)
Intangible assets acquired under a business combination (cont.)

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

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3C below.

M.	Impairment of value of tangible and intangible assets, excluding goodwill

At the end of each reporting period, the Group examines the book value of its tangible and intangible assets for the purpose of determining whether there are any indications that point towards losses from impairment of value of these assets. Should there be any such indications, the recoverable amount of the asset is estimated for the purpose of determining the amount of the loss from impairment of value that was created, if at all. If it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash- generating unit to which the asset is relevant. Shared assets are also allocated to individual cash generating units to the extent that a reasonable and consistent basis can be identified for such allotment. Should allocating the shared assets to individual cash generating units on the above basis not be feasible, the shared assets are allocated to the smallest groups of cash generating units as to which a reasonable and consistent basis for allocation can be identified.

Intangible assets with an indefinite useful life and intangible assets that are still not available for use are tested for impairment once a year or more frequently if indications exist that there may a decline in the value of the asset.

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

If the carrying value of the asset (or of the cash generating unit) exceeds recoverable amount, the book value of the asset (or of the cash generating unit) is reduced to its recoverable amount. The impairment loss is recognized immediately to as an expense in the statement of income.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Impairment of value of tangible and intangible assets, excluding goodwill (cont.)

If an impairment loss that was recognized in previous periods is reversed, the book value of the asset (or of the cash generating unit) will be restored back to the estimate of the up to date recoverable value but not to exceed the book value of the asset (or of the cash generating unit) that would have existed, had a related impairment loss not been recognized in prior periods. The reversal of the loss from impairment of value is immediately recognized in the statement of income.

As to the impairment of goodwill see note 2J, above.

As to the impairment of investment in an affiliate company, see note 2I above.

N.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

The rest of the borrowing costs are recognized in the income statement on the date they were incurred.

For the effect of the issuance of IAS 23 (revised) "Borrowing costs" see Note 3B below.

O.	Inventories

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

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Inventories(cont.)

Cost determined as follows:

Raw, auxiliary materials and others	-	Based on weighted-average basis.
Finished products and products in process	-	Based on overhead absorption costing. At cost, calculated based on the absorption pricing of production costs incurred during the production of finished goods

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group's affiliated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

P.	Financial assets

(1) General

Financial assets are recognized in the statement of financial position of the Company when the Company becomes a party to the contractual terms of the instrument. Investments are recognized and derecognized on trade date (the date on which the company has a commitment to buy or sell an asset) where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables and to financial assets through profit and loss. The classification of those categories arises from the reason of the financial asset holding and it is determined at its initial recognition.

Regarding the amendment of IFRS7, Financial Instruments: Disclosures", see note 3a(1) below.

Regarding the amendment of IAS39 "Financial Instruments: Recognition and Measurement", as part of the IASB's annual improvements project for 2009 regarding the date of implementation of the standard, see Note 3D, below.

As to the publication of IFRS 9 "Financial assets" see note 3C below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial assets (cont.)

(2)	Loans and receivables

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

(3)	Financial assets at Fair Value through Profit an Loss (FVTPL)

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

●	it has been acquired principally for the purpose of selling in the near future; or
●	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
●	it is a derivative that is not designated and effective as a hedging instrument.

The Company has derivatives that are not designated and effective as hedging instruments, and which are presented at fair value. Each profit or loss arising from changes in the fair value, including those originating from changes in exchange rates, is recognized in the statement of income in the period in which the change occurred.

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

Objective evidence of impairment could include:

●	Significant financial difficulty of the issuer or counterparty; or
●	Default or delinquency in interest or principal payments; or
●	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Financial assets (cont.)

(4)	Impairment of financial assets (cont.)

Impairment loss on financial assets is allocated to reduce the carrying amount of the financial asset, except for impairment losses of accounts receivable and trade receivables, which is carried to a provision account. The write-off of uncollectible debt is carried to the provision account.

Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized the income statement.

Q.	Financial liabilities and equity instruments issued by the Group

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

Financial liabilities are classified as either financial liabilities "at FVTPL" or "Other financial liabilities".

For the published IAS 32 (amended), financial instruments: present an IAS-1: presentation of financial statements see note 3B as follows.

(2)	Options to sell shares of an investee

The company has an obligation that is derived from an option that it gave for the sale of shares of an investee, which provide the holder thereof with the right to sell its holdings in the investee in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and is presented with current liabilities, and classified as a liability at fair value through operations.

Any gain or loss that results from changes in the fair value of the option is recognized in operations.

See Note 5B (3) below for further details on the conditions of the option.

(3)	Other financial liabilities

Other financial liabilities (capital note issued to an investee), are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Financial liabilities and equity instruments issued by the Group (cont.)

(3)	Other financial liabilities (cont.)

Financial liabilities which stand for immediately payment, presented at their full value.

For the treatment at CPI-linked other financial liabilities see note 2Q (4) below.

(4)	CPI-linked liabilities

The Company has liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the end of the reporting period.

(5)	Extinguishing Financial Liabilities

A financial liability is extinguished when, and only when, it is settled – i.e. when the obligation defined in the contract is settled, cancelled or expires.

As for the publication of IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments", see Note 3c, below

R.	Derivative financial instruments

(1)	General

The Group enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk, including foreign exchange forward contracts on exchange rate, options on exchange rate and contracts on the CPI due to notes.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently premeasured to their fair value at the end of each period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship, as detailed in section 2 below.

The classification of derivative financial instruments used for hedging purposes in the statement of financial position is determined based on the contractual term of the derivative financial instrument.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities Regarding the amendment of IFRS7, "Financial Instruments: Disclosures", see note 3a(1) below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Derivative financial instruments (cont.)

(2)	Hedge accounting

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

The balance sheet classification of hedging instruments is determined in accordance with the remaining life of the hedging relationship, at the end of the reporting period – if at the end of the reporting period the remaining life of the hedging relationship exceeds 12 months, the hedging instrument is recognized in the statement of financing position as a non-current asset or liability. If at the end of the reporting period the remaining life of the hedging relationship does not exceed 12 months, the hedging instrument is classified in the statement of financial position as a current asset or liability.

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

The effective part of the changes in the value of financial instruments designed for cash flow hedging is in recognized in the other comprehensive income under "Profit (loss) in respect of cash flow hedging" and the non-effective part is immediately recognized in the statement of income.

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized of when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to the other comprehensive income are carried to the income statement while the hedged item or the hedged projected transactions are recorded in the income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Derivative financial instruments (cont.)

(2)	Hedge accounting (cont.)

When hedging a forecasted transaction on non-monetary assets (fixed income), the profits or losses that were carried in the other comprehensive income, are carried to the initial cost of the hedged item immediately upon the initial recognition of said item and recorded in the income statement over the period of amortization of the fixed asset in respect of which it was recorded.

Regarding the amendment of IAS39 "Financial Instruments: Recognition and Measurement" as part of the IASB's annual improvements project for 2009 regarding the recognition in profit and loss of gains (losses) included in other comprehensive income due to changes in the value of hedging instruments, see Note 3c, below.

S.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)	Interest revenue Interest revenue is accrued on a time basis, by reference to the principal outstanding and by using the effective interest rate method.

(3)	Dividends Revenue is recognized when the Group's right to receive the payment is established.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Revenue recognition (cont.)

(4)
Reporting of revenues on a gross basis or a net basis

The Company's revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction are presented on a net basis.

T.	Leasing

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewinds of ownership to the lessee. All other leases are classified as operating leases.

Leases of land from the Israel Lands Administration

Leases of land from the Israel Lands Administration are classified as operating leases. The deferred lease payments that were made on the date of the start of the lease are presented in the statement of financial position under "payments due to prepaid expenses in respect of operating lease", and are amortized on the straight line basis over the balance of the lease period, including the extension option.

As for the publication of the amendment to IAS17 "leases", as part of the IABS's annual improvements project for 2009, see note 3c below.

U.	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of reporting period, taking into account the risks and uncertainties surrounding the obligation.

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

V.	Share - Based payments

In accordance with IFRS 2 and IFRIC 11, equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The Company determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. Details regarding the determination of the fair value of share-based transactions are set out in note 11.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Share - Based payments (cont.)

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each end of reporting period date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the equity-settled employee benefits reserve.

For the effect of the issuance of amendment to IFRS 2 Share Based Payment- Vesting and Revocation Conditions, see note 3B below.

As for the publication of the amendment to IFRS2, Share Based Payment – Cash – Settled share – based payment Transactions, see note 3d below.

W.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of reporting period.

(3)	Deferred tax

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each end of reporting period date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Taxation (cont.)

(3)	Deferred tax (cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realised, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

X.	Employee benefits

(1)	Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance and retirement benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees have signed Section 14 to the Severance Law, 1963, pursuant to which the Group's regular deposits with pension funds and/or insurance policies exempt it from any further obligations to the workers, for whom said amounts were deposited. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at the end of each reporting period. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the other comprehensive income on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

X.	Employee benefits (cont.)

(1)	Post-Employment Benefits (cont.)

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's statement of financial position includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial profits (losses), which were not yet recognized and less past service cost that was not yet recognized, net of the fair value of the plan's assets. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Short term employee benefits

Short term employee benefits are benefits which are going to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term company benefits include the Group's liability for short term absences, vacations, payment of grants, bonuses, double profit and compensation. These benefits are recorded to the income statement, on a non capitalized basis, which the company is expected to pay when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

As for IAS19 (Amended) "Employee Benefits" regarding the classification of entitlement for compensated absences (paid vacation and sick leave), see Note 3a(2), below.

Y.	Net income per share

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

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2      -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel at the end of reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period.

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rates of the dollar (NIS per $1)	Representative exchange rates of the Euro (NIS per €1)	CPI “in respect of” (in points) *

December 31, 2009	3.775	5.442	206.19
December 31, 2008	3.802	5.297	198.42

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	(0.71)	2.74	3.9
Year ended December 31, 2008	(1.1)	(6.39)	3.8

(*) Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100 = 1993.

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	Standards and interpretations that influence this reporting period and/or previous reporting periods:

(1)	Standards that influence the presentation and disclosure

▪	IFRS 8, Operating Segments

The standard, which replaces IAS 14 "Segment Reporting", details how an entity must report on data according to operating segments. The standard, among other things, stipulates that segmental reporting of the Group will be based on the information that management of the Group uses for purposes of evaluating performance of the segments, and for purposes of allocating resources to the various operating segments.  The standard applies to annual reporting periods commencing on January 1, 2009, with retroactively restatement of comparative figures for prior reporting periods.

As for the reporting of the Group's operating segments in accordance with the provisions of IFRS 8, including the retroactive restatement of data, see note 19.

Regarding for the amendment of IFRS 8 "Operating Segments", as part of the annual improvements project for the year 2009, see note 3C below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and interpretations that influence this reporting period and/or previous reporting periods: (cont.)

(1)	Standards that influence the presentation and disclosure (cont.)

▪	IAS 1 (Amended) “Presentation of Financial Statements”

The standard stipulates the presentation required in the financial statements, and itemizes a general framework for the structure of the financial statements and the minimal contents which must be included in the context of the report. In the context of the amendment to this standard, changes have been made to the existing presentation format of the financial statements, and the presentation and disclosure requirements for the financial statements have been broadened, including the presentation of an additional report in the framework of the financial statements known as the “report of comprehensive income”, and the addition of a balance sheet as of the beginning of the earliest period that was presented in the financial statements, in cases of changes in accounting policy by means of retroactive implementation, restatement and reclassifications.

The standard applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009.

Pursuant to the provisions of the standard the Group published a report of comprehensive income on the totals of segment profit, which specifies the components of the total profit separately from the components presented in the statement of income, as well as a statement of changes in shareholders' equity, which presents balances in respect of transactions with shareholders, as part of their duty as shareholders.

As for the amendment to IAS 1 "Presentation of Financial Statements", as part of as part of the annual improvements project for the year 2009, see note 3D below.

▪	Amendment to IFRS 7 "Financial Instruments: Disclosure"

The amendment expands the required disclosures regarding liquidity risk and measurement of fair value, while setting a three-level scale for the presentation of fair-value measurements.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

In accordance with the transition provisions of the standard, the Group elected not to present comparative data on the disclosures prescribed by the Amendment

(2)	Standards and interpretations that influence the reported results and financial position

▪	Amendment IAS 19 "Employee benefits"

As a part of the improvements project for the year 2008, IAS 19 "employee befits" was amended.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	Standards and interpretations that influence this reporting period and/or previous reporting periods: (cont.)

(2)	Standards and interpretations that influence the reported results and financial position (cont.)

▪	Amendment IAS 19 "Employee benefits" (cont.)

Amendment to IAS 19 "Employee benefits" stipulates that an accrued eligibility for compensation on account of absences will be classified as short-term employee benefits, or as other long-term employee benefits, based on the date at which the employee's right to the benefit was created. Consequently, the Company is presenting benefits on account of vacation leave as short-term employee benefits, measured at the height of the non-capitalized amount that the Company is anticipating to pay on account of the implementation of this right.

The amendment applies, by way of retroactive implementation, to reporting periods commencing on January 1, 2009.

The effect of the retroactive implementation is immaterial with respect to the statement of financial position.

December 31, 2008
NIS in thousands

Decrease in other payables and accrued expenses	(1,119)
Decrease in long term employee benefits liabilities	(16,359)

Increase in short term employee benefits	17,478

The following standards, interpretations and amendments, which entered into effect in the current year, do not have a material impact on the current period and/or previous periods, but their entry into effect could have an impact on future periods.

B.	New standards and interpretations that do not have a material effect on the current period and/or previous reporting periods:

The following standards, interpretations and amendments, which entered into effect in the current year, do not have a material impact on the current period and/or previous periods, but their entry into effect could have an impact on future periods

▪	IAS 23 (Amended) “Borrowing Costs”

The standard stipulates the accounting treatment of borrowing costs. In the context of the amendment to this standard, the possibility of immediately recognizing in the income statement, of borrowing costs related to assets with a significant period of eligibility or construction in the statement of operations, was cancelled. Those borrowing costs will capitalize to the assets cost. The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that do not have a material effect on the current period and/or previous reporting periods: (cont.)

▪	Amendment of IAS 28 "Investments in Associates" (regarding impairment of goodwill of an associated company)

Amendment to IAS 28 "Investments in Associated Companies", which stipulates that the impairment of investment in an associated company shall be treated as an impairment of a single asset and that the amount of impairment can be cancelled in subsequent periods.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied prospectively by the Group.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

▪	Amendment to IAS 38 "Intangible Assets".

As a part of the annual improvements project for the year 2008, IAS 38 "Intangible Assets was amended.

Amendment IAS 38 "Intangible Assets", which stipulates that payments in respect of advertising and sales promotion activities will be recognized as an asset until the date in which the entity has the right to access the acquired goods or in the event of a receipt of services, until the date of receipt of the services.

The amendment applies to annual periods commencing on January 1, 2009. Implementation is to be applied retroactively.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements

▪	Amendment to IFRS 2, Share Based Payment- Vesting and Revocation Conditions

The amendment to the standard stipulates the conditions under which the measurement of fair value must be considered on the date of the grant of a share based payment and explains the accounting treatment of instruments without terms of vesting and revocation.

The provisions of the amendment apply by way of retroactive implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

▪	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"

This interpretation establishes the nature of the hedged risk and the amount of the hedged item under the hedges of a net investment in a foreign operation. In addition, the interpretation stipulates that the hedging instrument may be held by any entity within the group, and the amount to be reclassified from equity to profit or loss when the entity disposes of the foreign operation, for which the accounting method of hedges of a net investment in a foreign operation has been implemented.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that do not have a material effect on the current period and/or previous reporting periods: (cont.)

▪	IFRIC 16 "Hedges of a Net Investment in a Foreign Operation" (cont.)

The provisions of the interpretation apply, by way of prospective implementation, to annual reporting periods that commence on January 1, 2009.

The implementation of the interpretation does not have any effect on the Group's financial statements.

▪	Amendment to IAS 32, "Financial Instruments: Presentation", and IAS 1, "Presentation of Financial Statements"

The amendment to IAS 32 changes the definition of a financial liability, financial asset and capital instrument and determines that certain financial instruments, which are exercisable by their holder, will be classified as capital instruments.

The provisions of the amendment apply to annual financial reporting periods which start on January 1, 2009 and thereafter.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

▪	Amendment to IFRIC 9, “Reassessment of Embedded Derivatives” and IAS 39, “Financial Instruments: Recognition and Measurement”

The Amendment clarifies that, whenever a financial asset is declassified from the “fair value through profit or loss” group, the need to separate out its embedded derivatives must be reviewed.

The provisions of the Amendments are applicable to annual financial reporting periods which start on January 1, 2009 and are to be applied retroactively.

The implementation of the Amendment Standard does not have any effect on the Group's financial statements.

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, which expected or may have an impact on future periods:

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The standard prescribes the rules for the accounting treatment of consolidated and separate financial statements, as detailed below:

•
The standard stipulates that transactions with minority shareholders, in the context of which the Group holds control of the subsidiary before and after the transaction, will be treated as capital transactions.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Group in Early Adoption, that might have or expected to have an effect on future periods: (cont.)

▪	IAS 27 (Amended) “Consolidated and Separate Financial Statements “ (cont.)

•	In the context of transactions, subsequent to which the Group loses control in the subsidiary, the remaining investment is to be measured as of the date that control is lost, at fair value.

•
The minority interest in the losses of a subsidiary, which exceed its share in shareholders’ equity, will be allocated to it, while ignoring its obligations and ability to make additional investments in the subsidiary.

The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

The company's management estimates that the implementation of the Standard is not expected to have any effect on the Company's financial statements.

▪	IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations as detailed below:

•	The standard determines measurement rules for contingent consideration in business combinations which is to be measured as a derivative financial instrument.

•	The transaction costs directly connected with the business combination will be recorded to the income statement when incurred.

•
Minority interests will be measured at the time of the business combination to the extent of their share in the fair value of the assets, including goodwill, liabilities and contingent liabilities of the acquired entity, or to the extent of their share in the fair value of the net assets, as aforementioned, but excluding their share in goodwill.

•	As for business combinations where control is achieved after a number of acquisitions (acquisition in stages), the earlier

•
purchases of the acquired company will be measured at the time that control is achieved On that date, equity interests will be premeasured at fair value prior to the date of acquisition, On that date, equity interests will be remeasured at fair value prior to the date of acquisition while recording the difference to the income statement.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪	IFRS 3 (Amended) “Business Combinations” (cont.)

The standard will apply to business combinations that take place from January 1, 2010 and thereafter.

At this stage, the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

▪	Amendment of IAS 28 "Investment in Associates" (regarding the loss of significant influence in an associated company)

Following the adoption of Amended IAS 27 as aforesaid, certain provisions in IAS 28 "Investment in Associates" have been amended. Pursuant to the amendment, during the partial disposal of an associated company that leads to the loss of significant influence, the remaining investment following the partial disposal should be measured at fair value. The differences between the carrying amount of the remaining investment and its fair value is carried to profit or loss.

The amendment will be implemented prospectively in annual reporting periods commencing on or after January 1, 2010.

At this stage, the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

▪	Amendment to IAS 17, “Leases”

As part of the annual improvements project, for 2009 ,IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was canceled when the land is not transferred to the less or at the end of the leasing period.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Early adoption is permitted.

The Amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪	Amendment to IAS 17, “Leases (cont.)

Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the Amendment.

The Group leases land (other than investment property that is measured at fair value) from the Israel Land Administration under a capitalized lease.

The Group leases land (other than investment property that is measured at fair value) from the Israel Land Administration under a capitalized lease.  Amounts paid under said leases, aggregating NIS 7,874,000 and NIS 7,703,000 as of December 31, 2009 and December 31, 2008, respectively, which are presented under “prepaid expenses with respect to an operating lease”, are to be carried to fixed assets.

▪	Amendment of IFRS 5 "Non-Current Asset Held for Sale ad Discontinued Operations"

As part of the annual improvements project for the year 2008, IFRS 5, “Non-Current Assets Held for Sale and Discontinued Operations”, was amended.

Pursuant to the Amendment, the assets and liabilities of a subsidiary are to be classified as held for sale to the extent that the parent company has undertaken to carry out a program for the sale of its controlling interest therein, even if it intends to maintain non-controlling interest.

The Amendment is applicable prospectively to reporting periods commencing January 1, 2010 or thereafter, at this stage, the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

▪	Amendment to IAS 36, “Impairment of Assets”

As a part of the annual improvements project for the year 2009, IAS 36 "Impairment of Assets" was amended.

Amendment to IAS 36, “Impairment of Assets”, stipulates that the cash-generating units or groups of cash-generating units to which goodwill is allocated within the framework of impairment testing shall not be larger than an operating segment, excluding the grouping of segments with similar financial characteristics.

The Amendment is to be applied prospectively in annual reporting periods commencing on January 1, 2010 or thereafter.

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -     RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪
Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of recognition of gains and losses in profit or loss with respect to hedging instruments and an option for early repayment in debt instruments)

As part of the annual improvements project for the year 2009, IAS 39 "Financial Investments: Recognition and Measurement", was amended.

Amendment to IAS 39, “Financial Instruments: Recognition and Measurement”, limits the exemption from the implementation of the Standard solely to forward contracts between a seller and a buyer for the purchase or sale of an acquire under a business combination on a future purchase date, provided that the obtaining of the required approvals and the closing of the transaction do not exceed a reasonable period.  The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter

Additionally, the Amendment clarifies that gains or losses attributed to a cash flow hedge in a forecast transaction are to be reclassified from shareholders’ equity to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss.  The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter.

The Amendment further determines that the early repayment option that is embedded in a host debt or insurance contract is invariably linked to the host contract, with the exercise increment of the early repayment option serving as an indemnification to the lender for the loss of interest.  The Amendment is to be applied prospectively to all contracts in effect in annual periods commencing on January 1, 2010 or thereafter

At this stage, Group management is unable to estimate the effect of the Amendment’s implementation on its financial statements.

▪	IFRS 9: "Financial instruments"

The new standard lays out requirements for classifying and measuring financial assets. The Standard requires that all financial assets be treated as follows:

Debt instruments are to be classified and measured after initial recognition at amortized cost or at fair value through profit and loss. The measurement model will be determined based on the business model of the entity with respect to the management of financial assets and accordingly, the characteristics of contractual cash flows arising from the same financial assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3       -    RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

▪	IFRS 9: "Financial instruments" (cont.)

•
A debt instrument which, according to tests, is measured at depreciated cost, can be designated through profit and loss only if the designation cancels inconsistency in recognition and measurement that would have been created had the asset been measured at amortized cost. Equity instruments are measured at fair value through profit and loss.

•
On the date of initial recognition equity instruments can be designated as measured at fair value when profits or losses are recognized in other comprehensive income. Instruments designated as aforesaid will no longer be subject to impairment testing and any profit or loss in respect thereof will not be recognized in profit and loss, including during the disposal thereof.

•
Embedded derivatives will not be separated from the host contract which falls under the application of the standard. Instead, compound contracts will be measured as a whole at amortized cost or at fair value, in accordance with the business model tests and contractual cash flow tests.

•	Debt instruments will be reclassified from depreciated cost to fair value and vice versa only when the entity changes its business model to financial asset management.

•
Investments in equity instruments that do not have a quoted price in an active market including derivatives on these instruments will always be measured at fair value. The alternative of measurement at cost under certain circumstances has been cancelled. At the same time, the standard specifies that under specific circumstances cost may constitute a proper estimate of fair value.

The provisions of the standard are to be applied retroactively, with exceptions as set forth in the standard, in periods commencing on or after January 1, 2013. Early adoption is permitted. Entities electing to make an early adoption of the standard before January 1, 2012 are permitted not to implement the standard retroactively.

At this stage, the Company's management cannot estimate the effect of implementing the stands on its financial position and operating results.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3       -    RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.	New standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, and are not expected to affect the Group's financial statements:

Set forth below are new standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, whose impact on the Group's financial statements is not expected to be material:

▪	IFRIC 17 "Distribution of non-cash assets to owners".

This interpretation prescribes the accounting treatment of non-cash assets to shareholders. The interpretation, inter alia, determines the date of measurement of an obligation to distribute non-cash assets to the owners of the entity and the measurement of the amount of liability until the date of its settlement. The interpretation is to be applied prospectively for annual reporting periods commencing on or after January 1, 2010.

▪	IAS 24 (Amended) "Related Party Disclosures"

The new standard eliminates the number of disclosure requirement of an entity related to a government, a government authority or a similar entity with respect to transactions performed with entities related to the same government, government authority or similar entity. In addition, the standard changes the definition of related party. The standard is to be applied retroactively for annual accounting periods commencing on or after January 1, 2011.

▪	Amendment to IAS 32 "Financial Instruments: Presentation"

The amendment determines that derivative instruments issued as part of a rights issue to existing shareholders, which allow the holder to purchase a fixed number of equity instruments in exchange for a fixed amount of cash or another financial asset in a currency that is not the company's functional currency, will be classified as equity instruments provided that the rights were offered to all the holders of the entity's equity instruments, pro-rata to their holding rate. The amendment is to applied retroactively for annual reporting periods commencing on or after January 1, 2011.

▪	Amendments to IFRS 2: "Cash-settled Share-based Payment Transactions "

These amendments prescribe the accounting treatment in the separate financial statements of an entity of share-based payment transactions which are settled by other entities in the Group. In addition, the amendments to IFRS 2 integrate previous guidelines of IFRIC 8: "Scope of IFRS 2" and IFRIC 11: "Group and Treasury Share Transactions". The provisions of these amendments will be applied for annual reporting periods commencing on January 1, 2010. The amendments are to be applied retroactively except for amendments that relate to previous guidelines, which are in effect since their original date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.
New standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, and are not expected to affect the Group's financial statements: (cont.)

▪	Amendment to IFRS 8, “Operating Segments”

As a part of the annual improvements project for the year 2009, IFRS 8 "Operating Segments" was amended.

Amendment to IFRS 8, “Operating Segments”, determines that disclosure is to be provided with respect to the measurement of the assets of a reportable segment only to the extent that such information is regularly reported to the chief operating decision-maker.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter. Company management believes that the implementation of the Amendment will not have any effect on the Group’s financial statements.

▪	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"

The interpretation provides guidance on how to account for the extinguishment of a financial liability by the issue of equity instruments. The interpretation determines that upon the occurrence of such an event, the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the entity’s profit or loss for the period.

At this stage, the Company's management cannot estimate the effect of implementing the interpretation on its financial position and operating results. The interpretation will be retroactively period commencing at January 1, 2011, or thereafter.

▪	Amendment of IFRIC 14: "Prepayments of a Minimum Funding Requirement"

The amendment determines that the measurement of plan assets regarding defined benefit plans, prepayments of a minimum funding requirement will be included under available economic benefits in the form of refunds or reduction of future deposits in a plan. The interpretation is to be applied retroactively for annual reporting periods commencing on or after January 1, 2011.

E.	The following additional amendments were published within the framework of the annual improvements project for 2009:

▪	Amendment of IAS 1 - "Presentation of financial statements"

The amendment of IAS 1 "Presentation of Financial Statements" stipulates that the liability component of an instrument, that according to the selection of the other party, may be removed by way of the issuing of equity instruments of the entity, shall be classified as current or non-current based on the date of removal by way of the transfer of cash or other assets and not on the basis of the date of removal by way of conversion. The standard is to be applied retroactively for annual accounting periods commencing on or after January 1, 2010.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3      -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

E.	The following additional amendments were published within the framework of the annual improvements project for 2009: (cont.)

▪	Amendment to IAS 7, “Statements of Cash Flows”

Amendment to IAS 7, "Statements of Cash Flows" Clarifies that only as cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

NOTE 4     -    CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

A.	General

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

B.	Critical judgments in applying accounting policies

The following are the critical judgments, apart from those involving estimations (see below), that the management have made in the process of applying the entity’s accounting policies and that have the most significant effect on the amounts recognized in financial statements:

•
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

•	Approximation of length of life of items of fixed assets- each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

B.	Critical judgments in applying accounting policies (cont.)

•	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.
•	Measuring obligation for defined benefits and employee benefits- see C(2) below.
•	Measuring share based payments- see note 11 below.
•	Measuring the fair value of an option to sell shares of an associated company – see C(3) below.
•	Measuring the fair value on account of the allocation of the cost of acquisition - see C(4) below.
•	Examination of the impairment of cash generating units – see C(5) below.

C.	Key sources of estimation uncertainty

1.	Provisions for legal proceeding

For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the company’s management relies on the opinion of legal and professional advisors. After the company’s advisors expound their legal position and the probabilities of the company as regards the subject of the claim, whether the company will have to bear its consequences or whether it is will be able to rebuff it, the company approximates the amount which it must record in the financial statements, if at all.

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

See also note 13 as follows.

2.	Employee benefits

The present value of the company’s obligation for the payment of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law is based upon a great amount of data, which are determined on the basis of an actuarial estimation, through the utilization of a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the company for employees’ benefits payments, vacation and severance pay.

The company approximates the capitalization rate once annually, on the basis of the capitalization rate of government bonds.

Other key assumptions are determined on the basis of conditions present in the market, and on the basis of the cumulative past experience of the company.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

3.	Fair value of an option to sell shares of an associated company

As stated in note 2Q (2), the company has a liability that arises from an option to sell shares of an associated company, which is classified as a fair value liability through profit or loss.

In establishing the fair value of the option, the company bases its decision on the valuation of an independent external expert with the required expertise and experience. This valuation is carried out once a quarter.

The company strives to establish a fair value that is as objective as possible, but at the same time the process of establishing the fair value includes some subjective elements, since changes in the assumptions used in determining the fair value can have a material impact on the financial situation and operating results of the company.

4.	Measurement at fair value on account of the allocation of the cost of acquisition

For the purpose of allocating the cost of acquisition and determining the fair value of the tangible and intangible assets and the liabilities of the consolidated subsidiaries at the date of consolidation, the Company's management based itself primarily on valuations prepared by external and independent real-estate appraisers and assessors, possessing the required know-how, experience and expertise.

The fair value was determined according to generally-accepted valuation methods, including: Proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was employed, the interest rate for discounting the net cash flows expected from the assets possesses a material impact on its fair value.

In determining the fair value, the business/operational risk associated with the company's operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector wherein the company operates, while part of the risk stems from the Company's specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company's management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

C.	Key sources of estimation uncertainty (cont.)

4.	Measurement at fair value on account of the allocation of the cost of acquisition (cont.)

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for employing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group's situation and results of operation.

5.	Examination of the impairment of cash generating units

To determine whether there may be a need for impairment provision with respect to cash-generating units in accordance with IAS 36, the Company's management has primarily used appraisals performed by external independent land appraisers with the required knowledge, expertise and experience. In light of indications that occurred during 2009 and an external assessment that was provided for the purpose of determining the proceeds in a transaction for the sale of the holding between the shareholders of the Company, in accordance with IAS-36, the company examined the need for a provision for impairment of the value of the packaging paper sector as a cash-generating unit.

From the external assessment that was done on the discounting of cash flows using a discount rate of 10.0%, indicates that the expected utilization value of the packaging paper cash-generating unit is lower than its carrying value. The company subsequently estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets The Company strives to determine the fair value of the cash generating units that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the external assessors and land appraisers and of the Company's management and its understanding of expected events in the market wherein the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair values of the cash generating units of the Group calls for employing judgment. Changes in the assumptions that serve for setting of the fair values of the cash generating units, can materially affect the Group's situation and results of operation.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES:

a.	Details of Subsidiaries and Associated Companies

	Percentage of direct and indirect holding in shares conferring equity and voting rights	The amount investment in an associated company (*)
	%	at December 31
		2009	2008
		NIS in thousands
Main subsidiaries: (**)
Amnir Recycling Industries Limited	100.00	179,669	173,943
Graffiti Office Supplies and Paper Marketing Ltd.	100.00	(10,619)	(11,921)
Attar Marketing Office Supplies Ltd. (***)	100.00	-	-
Hadera Paper Industries Ltd.	100.00	137,965	156,279
Hadera Paper - Development and Infrastructure Ltd.	100.00	161,930	152,778
Carmel Container Systems Limited	89.30	144,743	138,814
Frenkel C.D. Limited(****)	54.74	11,158	11,149
Main associated companies:
Hogla-Kimberly Ltd.	49.90	227,883	220,349
Mondi Hadera Paper Ltd.	49.90	114,124	98,011

*
The amount of investment in a directly held entity is calculated as the net amount based on the consolidated financial statements, which is attributed to the shareholders of the Company, of total assets less total liabilities, which present financial information on the investee company in the Company's consolidated financial statements, including goodwill.

**	Not including dormant companies.

***	Attar Marketing office Supplies Ltd. Is held through Graffiti Office Supplies and Paper Industries Ltd.(in the rate of 100%)

****
Frenkel C.D. Limited is partly held through the Company in the rate of 28.92% and partly held through Carmel Container Systems Limited (in the rate of 25.83%) the holding in voting shares of C.D. Packaging Systems Limited is 54.73%.

b.	Investments in associated companies

The Company has a number of investments in associated companies, which are held either directly or through investee companies on December 31, 2009.  The financial statements of significant associated companies Mondi Hadera Paper Ltd. (formerly Neusiedler Hadera Paper Ltd, NHP) and Hogla-Kimberly Ltd are attached to these financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies (cont.)

1.	Composed as follows:

	December 31
	2009	2008
	NIS in thousands
Investment in Shares:
Cost	1,875	1,875
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Adjustments from translation of foreign currency
financial statements	(22,872)	(22,186)
Share in cash flow hedging capital	(940)	(2,426)
Share in Actuarial losses	(451)	(307)
Share in profits since acquisition, net	268,670	247,935
	286,523	265,132
Long-term loans and capital notes *	54,452	52,969
	340,975	318,101

*     Classified by linkage terms and rate of interest.

The total amounts of the loans and capital notes are as follows:

	Weighted average interest rate at December 31,	December 31
	2009	2009	2008
	%	NIS in thousands

Unlinked loans and capital notes	6.3%	54,452	52,969
		54,452	52,969

As of December 31, 2009, the repayment dates of the balance of the loans and capital notes have not yet been determined.

2.	The changes in the investments during 2008 are as follows:

NIS in thousands
Balance at the beginning of the year	318,101
Changes during the year:
Share in profits of associated companies - net	87,359
Dividend distributed or declared by an associated company	(66,624)
Differences from translation of foreign currency financial statements	(686)
Share in capital surplus of hedging cash flows at associated companies	1,486
Share in capital surplus from recording actuarial gains to reserves	(144)
Decrease in balance of long-term loans and capital notes - net	1,483
Balance at end of year	340,975

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies (cont.)

3.	Mondi Hadera Paper Ltd. (hereafter - Mondi Hadera; formerly - Neusiedler Hadera Paper Ltd. - NHP):

Mondi Hadera is held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter - MBP), As part of an agreement dated November 21, 1999 with Mondi Business Paper (hereafter MBP, formerly Neusiedler AG), Mondi Hadera purchased the operations of the Group in the area of writing and typing paper and issued 50.1% of its shares to MBP.

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

The total value of the option as of December 31, 2009, is NIS 12 million and as of December 31, 2008 is 13.9 million.

4.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

5.	Dividends from associated companies

▪
On February 26, 2009 an associated company decided to allocate preferred shares to the Company, which will grant the Company the right to receive a special dividend in accordance with board of directors' resolutions of the associated company from time to time.

▪
On March 19, 2009 a dividend in the amount of NIS 32.77 million was received from an associated company in respect of a preferred share that was allotted during the first quarter of 2009, which allows the Company to receive dividend in accordance with the resolution of the Board of Directors of the associated company. In addition, on March 19, 2009 a capital note in the amount of NIS 32.77 million was repaid by the Company for an associated company (See also note 9d below).

▪	On July 1, 2009 a dividend in cash, in the amount of NIS 19.6 million, that was declared on February 26, 2009, was received from an associated company.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5      -    INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

b.	Investments in associated companies (cont.)

5.	Dividends from associated companies (cont.)

▪	On October 1, 2009 a dividend in cash, in the amount of NIS 9.5 million, that was declared on July 30, 2009, was received from an associated company.

▪
On October 22, 2009, an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million.  The Company’s share in the dividend was received after the end of the reporting period (see note 21B as follows).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6      -    FIXED ASSETS:

a.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2009, are as follows:

	C o s t				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Depreciated balance December 31 2009
	NIS in thousands
Land and buildings thereon	229,257	9,787	-	239,044	131,056	4,501	-	135,557	103,487
Machinery and equipment	1,280,262	47,107	106,300	1,221,069	916,033	60,646	100,555	876,124	344,945
Vehicles	47,861	1,980	10,784	39,057	30,760	4,701	10,074	25,387	13,670
Office furniture and equipment (including computers)	98,371	2,055	36,568	63,858	75,500	3,507	41,345	37,662	26,196
Payments on account of machinery and equipment, net	238,845	377,261	-	616,106	-	-	-	-	616,106
Spare parts – not current, net	26,295	-	4,339	21,956	-	-	-	-	21,956
	1,920,891	438,190	157,991	2,201,090	1,153,349	73,355	151,974	1,074,730	1,126,360

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6      -    FIXED ASSETS: (cont.)

b.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2008, are as follows:

	C o s t					Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Initial Consolidation	Balance at end of year	Depreciated balance
											December 31
											2008
	NIS in thousands
Land and buildings thereon	207,001	2,393	25	19,888	229,257	114,653	2,478	-	13,925	131,056	98,201
Machinery and equipment	762,771	31,147	1,997	488,341	1,280,262	529,195	44,187	1,496	344,147	916,033	364,229
Vehicles	35,245	6,617	903	6,902	47,861	21,311	4,248	872	6,073	30,760	17,101
Office furniture and equipment (including computers)	72,417	2,779	8	23,183	98,371	51,310	2,478	8	21,720	75,500	22,871
Payments on account of machinery and equipment, net	21,782	216,921	-	142	238,845	-	-	-	-	-	238,845

Spare parts – not current, net	22,484	3,811	-	-	26,295	-	-	-	-	-	26,295
	1,121,700	263,668	2,933	538,456	1,920,891	716,469	53,391	2,376	385,865	1,153,349	767,542

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6      -    FIXED ASSETS: (cont.)

c.	The item is net of investment grants in respect of investments in “approved enterprises”.

d.	Depreciation expenses amounted to NIS 73,355 thousands and NIS 53,391 thousands NIS for the years ended December 31, 2009 and 2008 respectively.

e.
As of December 31, 2009 and 2008, the cost of fixed assets includes borrowing costs of NIS 31,918 thousands and NIS 27,071 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2009 and 2008, respectively.

f.
As of December 31, 2009 and 2008, the cost of fixed assets includes payroll costs of NIS 9,052 thousands and NIS 1,987 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2009 and 2008, respectively.

g.
In light of the existence of indications regarding the impairment of the packaging paper cash-generating unit, as stated in Note 4c, the company estimated the fair value of the fixed asset items that are included under the packaging paper sector, based on assessment reports. In this capacity, the company found that the fair value of the fixed assets, net of the selling costs, is higher than the book value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

h.	For details of rights in lands – see note 7 as follows.

NOTE 7      -    RIGHTS LANDS:

The Company's real estate is partly owned and partly leased and some lease fees have been capitalized.  The leasehold rights are for 49-59 year periods ending in the years 2012 to 2059, with options to extend for an additional 49 years.

Details as of December 31, 2009:

NIS in thousands

Land owned	81,484
Property under capitalized lease (lease rights for the period ending on 2059).	35,960
Property under non-capitalized lease (lease rights for different periods ending in 2049).	1,670
119,114

Presented in the balance sheets as follows:

	December 31
	2009	2008
	NIS in thousands

Fixed assets	81,484	81,443
Expenditure for lease	37,630	36,344
	119,114	117,787

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8      -    OTHER INTANGIBLE ASSETS:

a.	Composition and changes are as follows:

	Software	Order backlog	Goodwill	Portfolio of Customers	Total
	NIS in thousands
Cost
Balance at January 1, 2009	1,377	3,082	599	34,992	40,050
Additions during the year	81	-	-	-	81
Balance at December 31, 2009	1,458	3,082	599	34,992	40,131

Cost
Balance at January 1, 2008	-	-	-	4,147	4,147
Additions during the year	178	-	-	1,750	1,928
Initial Consolidation	1,199	3,082	599	29,095	33,975
Balance at December 31, 2008	1,377	3,082	599	34,992	40,050

Accumulation amortization and impairment:
Balance at January 1, 2009	1,081	3,082	-	4,368	8,531
Deduction	246	-	448	3,822	4,516
Balance at December 31, 2009	1,327	3,082	448	8,190	13,047

Accumulation amortization and impairment:
Balance at January 1, 2008	-	-	-	2,569	2,569
Deduction	334	3,082	-	1,799	5,215
Initial Consolidation	747	-	-	-	747
Balance at December 31, 2008	1,081	3,082	-	4,368	8,531
Amortized cost:
December 31, 2009	131	-	151	26,802	27,084
December 31, 2008	296	-	599	30,624	31,519

b.	Amortization of intangible assets is presented in the statement of income under the following items:

	Year ended December 31
	2009	2008
	NIS in thousands

Selling and marketing expenses	2,908	970
Cost of sales	-	3,082
General and administrative expenses	1,160	1,163

c.
Additional information:

The Group has a list of customers that was created internally. This list is a significant asset for the group, but at the same time is not recognized as an asset in the group's financial statements, since the list, which was created internally, does not meet the criteria for asset recognition.

As for testing the impairment of other intangible assets see note 2L above.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9      -    FIINANCIAL LIABILITIES:

a.	Notes

	December 31
	2009			2008
	NIS in thousands
	Series IV	Series III	Series II	Series IV	Series III	Series II	Series I
Balance *	235,557	197,815	131,689	235,557	190,541	158,559	7,422
Less - current maturities	39,260	21,979	32,922	-	-	31,712	7,422
	196,297	175,836	98,767	235,557	190,541	126,847	-

Distribution according to repayment dates as of December 31, 2009:

Nis in thousands

1st year - Current maturity	94,161
2nd year	94,161
3rd year	94,161
4th year	94,161
5th year	61,239
6th year and forward	127,178
* 565,061

*
The aforementioned detailed balance does not include deferred issuance expenses in the amount of NIS 915 thousands (as of December 31, 2008 – NIS 1,179 thousand) which were deducted from the bonds balance.

1)	Series I – May 1992

The outstanding balance of the notes as of December 31, 2008 was repaid in full with a lump sum payment in June 2009, at the rate of 6.66% of the original par value amount of the bonds, which is NIS 105,555,000 in terms of December 2008

2)	Series II – December 2003

The unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes – principal and interest – are linked to the Israeli known CPI (based CPI of November 2003). The balance of the notes as of December 31, 2009 is redeemable in 4 equal, annual installments due in December of each of the years 2010-2013.

3)	Series III July – August 2008

On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of a new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of debentures issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65% and payable annually each on July 10th of the years 2010-2018. The notes-principal and interest – are linked to the Israeli known CPI (base CPI of May 2008)

4)	Series IV – July – August 2008

In July-August,  2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008. The company has offered an aggregate principal amount of  NIS 235,557 thousands of debentures issued in return for approximately NIS 240,360 thousands bearing an interest rate of 7.45%, and payable annually each on July 10th of the years 2010-2015.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9      -    FIINANCIAL LIABILITIES (cont.)

a.	Notes (cont.)

5)	As of December 31, 2009 the balance of the notes amounts to NIS 565,976 thousands, is after deduction of issuance costs. (On December 31, 2008 the amounts was NIS 554,124 thousands).

b.	Credit from bank and others

1)	Composition of financial liabilities measuring at depreciated balance:

	Yearly Interest Rate	Current Liabilities As of December 31		Non-Current Liabilities As of December 31		Total As of December 31
	31/12/08	2009	2008	2009	2008	2009	2008
	%	NIS in thousands		NIS in thousands		NIS in thousands
Banks:
Short-term credit	3.8%-4.5%	131,572	77,655	-	-	131,752	77,655
Loans:
linked to the CPI	3.8%-5.65%	8,218	11,060	19,925	24,212	28,143	35,272

Unlinked	3.8%-7.45%	47,561	26,275	205,877	97,698	253,438	123,973
Total financial liabilities measured at amortized cost		187,351	114,990	225,802	121,910	413,153	236,900

2)	Distribution according to repayment dates as of December 31, 2009:

NIS in thousands

1st year - Current maturities of long-term loans	55,779
2nd year	59,297
3rd year	54,961
4th year	38,655
5th year	28,399
6th year and forward	44,490
281,581

3)	Borrowing during the reporting period

a.
On May 25, 2009, the Company obtained credit in the amount of NIS 50 million from public institutions, bearing interest at the rate of Bank of Israel + 2%.  The loans are for a period of two years, with an exit option being available to either of the parties every three months.  On August 25, 2009 NIS 20 million was repaid, and on September 7, 2009 the company raised NIS 10 million at the same terms.

On July 2, 2009, the Company obtained long-term NIS credit from public institutions in the amount of NIS 100 million.  The loan is for a period of 8 years, bears a nominal fixed interest of 6.3% and is repayable (principal and interest) in semi-annual installments.

b.
On October 5, 2009, the company assumed a long-term loan in the sum of NIS 56.5 million, to be repaid within five years and carrying a variable interest rate of Prime + 1.5%. The principal and the interest are to be repaid in quarterly installments, except for the repayment of the first installment of the principal, which will be made six months after the receipt of the loan.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9    -    FIINANCIAL LIABILITIES (cont.)

c.
Financial Parameters and Covenants

The Company has no financial covenants vis-à-vis the banks. However, in relation to long-term loans to the bank, from a company that was associated until August 31, 2008, and that was consolidated for the first time on September 1, 2008, whose balance as at December 31, 2009, amounts to a total sum of NIS 17,519 thousands (at December 31, 2008-NIS 19,316 thousands). The consolidated subsidiary undertook toward the bank, inter alia, that the ratio of tangible shareholders' equity of the company to the balance sheet total will not fall below 18.5%.

As of the date of the financial statements the consolidated subsidiary is in compliance with the required condition.

d.
Other financial liabilities

Other financial liabilities include capital note from an associated company. The capital note is unlinked and interest free. On March 19, 2009 the Company repaid the capital for the associated company in the amount of NIS 32.77 million (See also note 5b (4) and 14l below).

NOTE 10    -    EMPLOYEE BENEFITS

a.	Composition

	As of December 31
	2 0 0 9	2 0 0 8
Post Employment Benefits at defined benefit plan:
Severance pay and retirement liability (asset)	2,985	3,560
Benefits to retirees	7,754	7,632
	10,739	11,192

Severance pay benefits	3,523	3,735
	14,262	* 14,927
Short term employee benefits:
Salaries and wages, payroll and social benefits	29,081	* 26,592
Profit-sharing and bonus plans	16,324	15,766
Severance and retirement benefits**	2,344	-
Vacation employee benefits	20,077	* 17,478
	67,826	59,836
Stated in the balance sheet as follows:
Employee benefit assets:
Non-current assets	649	624
	649	624
Employee benefit liabilities:
Current liabilities – partly included in of other payables and accrued expenses -see note 14 d (2)	67,826	*59,836
Non-current liabilities	14,911	*15,551
	82,737	75,387

*	Reclassified

**	On December 31, the Company's CEO retired from his position. The retirement bonus paid in January 2010 amounted to NIS 2.3 million (gross - before tax effects).

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -          EMPLOYEE BENEFITS (cont.)

b.	Post Employment Benefits

  (1)     Post Employment Benefits at Defined benefit plan

Plans for Severance pay obligations

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee's wages which, in management's opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The Company and its subsidiaries have an approval from the Ministry of Labor and Welfare in accordance with Section 14 of the Severance Pay Law, 1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt it from any further obligation to employees, in respect of whom the aforementioned deposits were made. The Group deposits 8.33%-11.33% of the monthly wages of its employees in different benefit plans. The Groups has no legal or implied obligation to make additional payments if the plan will not have sufficient assets to pay the entire employee benefits relating to the employee's service during current and past periods. The total amount of the expenses recognized in the statement of income in respect of defined benefit plans in the year that ended on December 31, 2009 is NIS 22,803 thousands (2008 – NIS 15,889 thousands, 2007 – NIS 15,249 thousands).

  (2)     Post Employment Benefits at defined deposit Plans

a)	General

    Severance pay obligation

Labor laws and the severance pay law in Israel and abroad require companies in the Group to pay severance benefits to employees who are dismissed, resign or retire from their employment under different specific circumstances. Liabilities for employee severance benefits are calculated pursuant to the employment agreement in effect at the time of their employment and based on the employee's wages which, in management's opinion, creates entitlement to the severance benefits, taking into consideration the number of years of employment.

The defined benefit liability was measured using actuarial assessments. The present value of the defined benefit liability and the related costs of current service and past service were measured using the projected unit credit method.

Benefits to retirees

Other long-term employee benefits are benefits which are expected to be utilized or which are payable during a period greater than 12 months from the end of the period in which the entitling service was provided.

Other employee benefits in the Company include liabilities in respect of retiree's holiday gift. These benefits are included in the retained earnings in accordance with the Projected Unit Credit Method, while using actuarial assessments at the end of each reporting period. The current value of the Company's liability for retirees benefits is determined by discounting the projected future cash flows from the plan based on market yields of government bonds, which are stated in the currency in which pensioners benefits will be paid, whose terms to maturity are identical to the projected pensioners benefits payment dates.

Profits and losses are carried to the income statement as incurred. Past service cost is immediately recognized in the Company's financial statements.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -          EMPLOYEE BENEFITS (cont.)

b.	Post Employment Benefits (cont.)

  (2)     Post Employment Benefits at defined deposit Plans (cont.)

b)	Changes in the current value of the liability in respect of a defined benefit plan

	For the year ended December 31
	2009	2008
	NIS in thousand
Opening Balance	23,615	2,440
Current service cost	1,945	505
Interest rate cost	1,229	318
Actuarial losses	284	260
Paid-up benefits	(3,118)	(1,148)
Liabilities assumed in business combinations	-	21,268
Other	-	(28)
Closing balance	23,955	23,615

c)	Changes in the fair value of plan assets

	For the year ended December 31
	2009	2008
	NIS in thousand

Opening balance	19,431	2,440
Projected return on plan assets	995	231
Actuarial profits (losses)	1,445	(1,478)
Deposits by the employer	1,691	799
Paid-up benefits	(3,241)	(851)
Assets acquired in business combinations	-	18,572
Other	-	(282)
Closing balance	20,321	19,431

d)	Changes in the current value of the liability in respect of benefits to retirees

	As of December 31
	2009	2008
	NIS in thousand

Opening balance	7,632	8,117
Current service cost	80	123
Interest rate cost	440	593
Actuarial profits	258	(721)
Paid-up benefits	(656)	(1,779)
Liabilities assumed in business combinations	-	1,299
Closing balance	7,754	7,632

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10    -          EMPLOYEE BENEFITS (cont.)

c.	Main actuarial assumptions as of the end of the reporting period of post employment benefits

	As of December 31
	2009	2008
	%	%

Discount rate	5.32%	6.07%
Projected rates of return regarding asset plans	5.15%	5.15%
Projected rates of salary increases	4.25%	4.25%
Churn and departure rates	19%	19%

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

d.	Amounts recognized in the statement of income in respect of post employment benefits

	For the year ended December 31
	2009	2008
	NIS in thousand

Current service cost	2,025	406
Interest rate cost	1,669	1,494
Projected yield on the plan's assets	(995)	(232)
Effect of any reduction or settlement	924	(1,935)
	3,623	(267)

The expense were included in the following items:
Cost of sales	1,446	(1,425)
Selling expenses	511	97
Administrative and general expenses	992	(299)
Financing expenses	674	1,263
Capitalized amounts	-	97
	3,623	(267)

e.	Severance pay benefits

For the end year 2008 the benefits include liability in respect of retirement grant to the company's CEO and include also early retirement liability. For the year 2009 the benefits include only early retirement liability.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    -     SHAREHOLDERS’ EQUITY

a.	Share capital

Composed of ordinary registered shares of NIS 0.01 par values, as follows:

		December 31
		2009	2008
	Authorized	Issued and paid
Number of shares of NIS 0.01	20,000,000	5,060,872	5,060,774
Amount in NIS	200,000	50,609	50,608

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. ("AMEX"). The quoted prices per share, as of December 31, 2009 are NIS 252.5 and $ 67.24 (NIS 253.8), respectively.

As part of the Company's arrangement for the financing of the acquisition of the new machine for the manufacture of packaging paper in November 2007, the Company performed a private allotment of 1,012,585 ordinary shares of NIS 0.01 par value of the Company, which, as of the date of allotment, accounted for 20% of the issued share capital of the Company against an investment in the total sum of NIS 213 million (hereinafter in this section:  "the raised amount").  About 60% of the shares (607,551 shares) were allotted to the shareholders in the Company at the date of allotment, Clal Industries and Investments and Discount Investments (hereinafter:  "the special offers"), in accordance with the pro-rata holdings in the Company, and 40% of the shares (405,034 shares) were offered by way of a tender to institutional entities and private entities. The price per share for institutional entities and private entities as determined in the tender was NIS 210. Accordingly, the price per share for Clal Industries and Investments and Discount Investments considering the amount of shares offered to Clal Industries and Investments and Discount Investments, was set at NIS 211.05 (the price per share in the tender plus a rate of 0.5%).

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

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    -     SHAREHOLDERS’ EQUITY: (cont.)

b.	Employee stock option plans: (cont.)

1)	The 2001 plan for senior officers in the Group (cont.)

In 2007, 35,425 options were exercised under the 2001 plan for senior officers, and 15,466 shares of NIS 0.01, were issued following the exercise of the options, as above.

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

Since the Company did not recognize the expense in its books (as part of selecting the relief allowed by IFRS 1, under which the provisions of IFRS 2, regarding options which were granted before November 7, 2002 and which vested prior to the transition date, shall not be implemented retroactively – see note 2a(2)), the Company credited the tax saving derived from the exercise of benefits by employees in the 2007 to capital surplus.

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

On January 8, 2009 34,000 options were allocated, each exercisable into an ordinary share of the Company, out of the allocated options to directors in an associated company.The amount of the estimated expense in respect of granting the options to the managers of an associated company is NIS 0.3 million, so that 1,250 options remain at the trustee, which were cancelled in accordance with the resolution of the Board of Directors of the Company dated August 9, 2009.

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

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11    -     SHAREHOLDERS’ EQUITY: (cont.)

b.	Employee stock option plans: (cont.)

2)	The 2008 plan for senior officers in the Group (cont.)

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

3)	Additional details of options granted to employees (cont.)

	2009		2008
	No. Of options	Weighted average of the exercise price	No. Of options	Weighted average of the exercise price
Options granted to employees which:
Outstanding at the start of the period	246,250	223.96	-
Granted	34,000	223.96	250,500	223.96
Forfeited	(17,686)	223.96	(4,250)	223.96
Exercised	(1,064)	223.96	-
Outstanding at the end of the period	261,500	223.96	246,250	223.96

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE

a.	Deferred income taxes

The composition of the deferred taxes assets (liabilities) and the changes therein during the years 2009 and 2008, are as follows:

	Balance at January 1, 2008	Recognized in profit and loss	Recognized in equity	Initial Consolidation	Balance at December 31, 2008	Recognized in profit and loss	Recognized in equity	Balance at December 31, 2009
	NIS in thousands
Temporary differences
Hedging cash flow	-	-	(1,240)	1,040	(200)	-	200	-
Intangible assets	-	1,075	-	(8,106)	(7,031)	2,021	-	(5,010)
Fixed assets	(40,515)	(686)	-	(28,209)	(69,410)	16,367	-	(53,043)
Employee benefits provisions	5,690	396	871	1,536	8,493	(326)	(509)	7,658
Doubtful debts	5,193	(178)	-	915	5,930	1,390	-	7,320
Spare parts inventory	(272)	374	-	(271)	(169)	33	-	(136)
	(29,904)	981	(369)	(33,095)	(62,387)	19,485	(309)	(43,211)

unutilized losses and tax benefits
losses for tax purposes	10,011	3,182	-	2,401	15,594	(691)	-	14,903
Total	(19,893)	4,163	(369)	(30,694)	(46,793)	18,794	(309)	(28,308)

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

a.	Deferred income taxes (cont.)

Deferred taxes are presented in the statements of financial position as follows:

	December 31
	2009	2008
	NIS in thousands
Among non-current assets - Deferred tax assets	(29,745)	29,848
Among non-current liabilities - Deferred tax liabilities	(58,053)	(76,641)
Total	(28,308)	(46,793)

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

b.	Amounts in respect of which deferred tax assets were not recognized

	For the year ended December 31
	2009	2008
	NIS in thousands

Real losses from securities	11,786	11,786
Capital losses for tax purposes	7,126	4,986
Total	18,912	16,772

Expiration dates: in accordance with the tax laws in effect, there is no expiration date for the utilization of losses for tax purposes. The Company does not anticipate any profits in the foreseeable future that will allow it to utilize these losses and has therefore not created deferred tax assets in respect thereof.

c.	Taxes that refer to components in the Other Comprehensive Income:

	For the year ended December 31 2009
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Profit from cash flow hedging	3,862	200	4,062
Actuarial from a defined benefit plan	986	(509)	477
Share in other comprehensive income of associated companies	1,170	(513)	657
Total	6,018	(822)	5,196

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

c.	Taxes that refer to components in the Other Comprehensive Income: (cont.)

	For the year ended December 31 2008
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Loss from cash flow hedging	(1,937)	(369)	(2,306)
Actuarial loss from a defined benefit plan	(1,501)	-	(1,501)
Share in other comprehensive income of associated companies	(28,318)	224	(28,094)
Capital reserve from revaluation from step acquisition	17,288	-	17,288
Total	(14,468)	(145)	(14,613)

	For the year ended December 31 2007
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Share in other comprehensive income of associated companies	2,916	259	3,175
Total	2,916	259	3,175

d.	Tax expense (income) on income recognized in profit and loss

1)	As follows:

	For the year ended December 31
	2009	2008	2007
	NIS in thousands
For the reported year:
Current	11,727	7,826	20,408
Former Years	-	-	850
Deferred taxes in respect of the reporting period	(18,794)	(4,163)	(2,997)
	(7,067)	3,663	18,261

Current taxes in 2009 were computed at an average tax rate of 26%, 2008 – 27% and 2007- 29%, see (2) below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

d.	Tax expense (income) on income recognized in profit and loss (cont.)

2)
Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in c above, and the actual tax expenses in the income statement, for the reported year:

	2009		2008		2007
		NIS in		NIS in		NIS in
	%	thousands	%	thousands	%	thousands

Income (loss) before taxes on income	100.0	(2,678)	100.0	20,308	100.0	48,940
Theoretical tax on the above amount	26.0	(696)	27.0	5,483	29.0	14,192
Tax increments (savings) due to:
Adjustments due to tax rate changes	(320.1)	(8,571)	(3.9)	(803)	(1.7)	(859)
Losses for tax purposes on whose account deferred tax assets were not recognized in the past, yet for whom deferred taxes were recognized during the reported period	(41.2)	(1,103)	(10.4)	(2,103)	-	-
Tax expenditures calculated by different tax rate	139.5	3,736	-	-	-	-
Differences at equity and non financial assets definition for the purpose of tax	-	-	-	-	4.9	2,400
Non-taxable income	(18.7)	(500)	(19.5)	(3,958)	-	-
Non-deductible expenses	42.4	1,135	22.8	4,629	1.0	486
Other differences, net	(39.9)	(1,068)	2.0	415	2.4	1,192
	(263.9)	(6,371)	(9.0)	(1,820)	6.6	3,219
Adjustments performed during the year in respect of prior years current taxes	-	-	-	-	1.7	850
Taxes on income as presented in profit and loss	(263.9)	(7,067)	18.0	3,663	37.3	18,261

e.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2005.

f.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law (Inflation Adjustments) (Amendment 20) (Limitation of Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

According to the amendment, from tax year 2008 and thereafter, the adjustment of revenues for tax purposes will no longer be considered a real-term basis for measurement.

Moreover, the linkage to the CPI of the depreciated sums of fixed assets and carryover losses for tax purposes will be discontinued, in a manner whereby these sums will be adjusted until the CPI at the end of 2007 and their linkage to the CPI will end as of that date.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12   -      INCOME TAX CHARGE (cont.)

g.	More details

1.
In accordance with Amendment No. 147 of the Income Tax Ordinance, 2005, a tax rate of 34% which is applicable to companies was gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 - for which a tax rate of 25% was determined (the tax rate in the years 2007, 2008 and 2009 is 29%, 27% and 26%, respectively).

2.
The Economic Efficiency Law (Legal Amendments to the Implementation of the Economic Program for 2009 and 2010) of 2009 was published in July 23, 2009 (hereinafter: "The Settlement Law"). According to the Settlement Law, the tax rates of 26% and 25% that apply to companies in the years 2009 and 2010, respectively, will be gradually reduced starting in fiscal year 2011, for which a company tax rate of 24% was set, through to fiscal year 2016, for which a company tax rate of 18% was determined. Subsequent to this change, the company recognized deferred tax revenues in the amount of NIS 8,571 thousands in 2009.

3.
In December 2007, the Company and subsidiary Hadera Paper Industries Ltd (formerly American-Israeli Paper Mills (1995) Ltd) have submitted an application to the Tax Authority to split the production services business, specified below, which Hadera Paper Industries Ltd. has provided to Group companies at the Company's site in Hadera, to a new company called – Hadera Paper Development and Infrastructures Ltd (herein after – Infrastructure Company). The infrastructure services include: Engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, sewage treatment, environmental issues and water. Infrastructure Company also provides additional services, including: Spare-parts warehouse, employee transportation services, cleaning, security and catering. Note that these services are also provided to the Company's associated companies at the Company premises in Hadera. The split is in accordance with the provisions of Section 105 of the Income Tax Ordinance. The date of the split is December 31, 2007 and from this date the Infrastructures Company is active as an independent entity and therefore Infrastructure Company has begun drawing up separate financial statements and tax reports since 2008.

NOTE 13   -      COMMITMENTS AND CONTINGENT LIABILITIES

a.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 4,900 thousands.

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

c.
During the year 2008, 2009, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers ("machine no. 8"), for the total sum of €62.3 million. Most of the equipment supplied during 2008 and 2009 and the rest will be supplied in the beginning of 2010.Balance at December 31, 2009 is 14.2 million Euro.

d.
In the last quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

e.
In November 3, 2008, the general meeting of the company approved the validity of a lease agreement signed on September 8, 2008 between the Company and Gev-Yam Lands Ltd (hereinafter – "the lessor"), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will rent a plot in Modiin, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (hereinafter – "the logistic center") for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property in addition to which the Company will have an option to extend the lease by a further 9 years and 11 months. The cost of annual lease amounts to NIS 13.6 million linked to the Consumer Price Index for July 2008. The subsidiaries and associated company provided guarantees for their part in the rental agreement, yet for the associated company, this matter is still under discussion between the company and the other shareholder.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

f.
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

g.
Against the company and its subsidiaries there are several pending and open claims and financial demands in a total amount of approximately NIS 11,550 thousands (December 31, 2008: NIS 10,680 thousands), in respect of them a provision was credited in a sum of NIS 5,345  thousands (December 31, 2008: NIS 28 thousands was recorded).See additional details in sections h-l below

h.
In September 2008 the Municipality of Hadera submitted a request for a land betterment levy in the amount of 1.4 million in respect of a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the amount of the levy with a counter assessment in the amount of NIS 28,000. The Company recorded a provision of NIS 900,000 in these financial statements in light of an expected settlement between the parties.

i.
A demand to pay purchasing tax of NIS 1,460,000 was submitted to the Company in respect of the extension of the lease on a plot of land located in Totzeret Haaretz Street in Tel Aviv (formerly the Shafir plant). A decision was handed down by the appeals committee pursuant to which the Company was required to pay a total of NIS 1,390,000, which accounts for 66% of the original demand for payment. The Company paid the amount. Both the Company and the Tax Authority have appealed this decision to the Supreme Court.

j.
In December 2006 Israel Natural Gas Lines Ltd (hereinafter –"Natural Gas Lines") informed the Company that owners of lands close to the gas production plan have initiated a damages claim against Natural Gas Lines in respect of impairment. It should be noted that the agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due to harm to adjacent land. The proceeding is conducted before the appeals committee and the Company is not a party to the proceedings. At this stage the Company is unable to assess the chances of success of the damages claim and accordingly, neither the extent of the Company's exposure, particularly since the Company is not a party to the proceedings. In any case, in the Company's opinion, the exposure is immaterial.

k.
A consolidated company received from the Municipality of Netanya and from the renter of a property, claims of payment amounting to NIS 2,700 thousands relating to assessments regarding taxes and levies for the years 2000-2008 for the above company's enterprise in Netanya. The consolidated company submitted an appeal on the claim, in the amount of NIS 2,000 thousands, which was rejected by the Municipality. The consolidated company submitted an appeal on the rejection. In June 2009 a compromise agreement was reached whereby the consolidated company will pay approximately NIS 950 thousand for the assessments regarding taxes and levies. The aforementioned compromise agreement did not have a material effect on the operating results of the consolidated company for the year 2009, since the financial statements included a sufficient provision in the past.

l.
During the year of 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd, held by 49.9% were examined.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   -      COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

l.	(cont.)

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty. The Company has provided a provision at its Financial Reports for December 31, 2009, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousands USD), which KCTR consider to be the required estimated cash outflow for the matter.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment, is rather low, and therefore it has not provided a provision at its Financial Reports for December 31, 2009, with regards to this matter.

In addition, it will be emphasized that KCTR, based on its tax consultant opinion, opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

    Statement of financial position:

a.	Receivables:

	December 31
	2009	2008
	NIS in thousands
1) Trade:
Open accounts	293,682	282,279
Checks collectible	30,200	36,647
	323,882	318,926
The item is:
Net of allowance for doubtful accounts	24,236	22,652
Includes associated companies	12,556	14,642

	December 31
	2009	2008
	NIS in thousands
Aging of customers debts:
Are not in delay	275,020	268,750
Delay till 6 months	43,543	47,079
Delay from 6 months to 12 months	4,597	4,442
Delay from 12 months to 24 months	3,371	1,992
Delay more then 24 months	21,587	19,315
Total	348,118	341,578
Deduction of allowance for doubtful accounts	24,236	22,652
	323,882	318,926

	2009	2008
	NIS in thousands
Movement in provision for doubtful debts during the year:
Balance at beginning of the year	22,652	17,390
Impairment losses recognized on receivables	2,848	2,029
Amounts written off as uncollectible	(261)	(127)
Amounts recovered during the year	(340)	-
Reversal of impairment losses in respect of accounts receivable	(663)	(1,741)
Initial consolidation	-	5,101
Balance at the end of the year	24,236	22,652

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

    Statement of financial position: (cont.)

a.	Receivables: (cont.)

	December 31
	2009	2008
	NIS in thousands
2) Other:
Employees and employee institutions	1,702	2,331
Customs and VAT authorities	2,036	4,841
Associated companies - current debt	81,460	71,734
Prepaid expenses	4,595	3,847
Advances to suppliers	2,252	3,907
Accounts Receivable	3,310	3,618
Others	3,542	10,610
	98,897	100,888

b.	Inventories:

	December 31
	2009	2008
	NIS in thousands
For industrial activities:
Products in process	2,603	3,133
Finished goods	67,149	51,380
Raw materials and supplies	65,881	73,968
Total for industrial activities	135,633	128,481
For commercial activities - purchased products	20,799	22,759
	156,432	151,240
Maintenance and spare parts *	19,512	17,515
	175,944	168,755

* Including inventories for the use of associated companies.

Additional information – the amount of inventory recognized during the period under cost of sale amounted to NIS 345,610 thousand in 2009 (2008 – NIS 236,883 thousand).

c.	Credit from banks:

	Weighted average
	Interest rate	December 31
	on December 31,	2009	2008
	2009	NIS in thousands
Unlinked	2.8%	131,572	77,655

See note 9b above

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

    Statement of financial position: (cont.)

d.	Trade payable and accruals - other:

		December 31
		2009	2008
		NIS in thousands
1)	Trade payables:
	Open accounts	250,235	190,002
	Checks payable	5,660	5,018
		255,895	195,020
2)	Other:
	Payroll and related expenses	45,405	* 42,358
	Institutions in respect of employees	21,196	19,362
	Accrued interest	19,194	17,234
	Accrued expenses	14,619	18,712
	Others	12,331	7,277
		112,745	104,943

* Reclassified.

Statements of income:

e.	Sales - net (1)

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Industrial operations (2)	733,938	542,244	462,634
Commercial operations	158,057	131,240	121,016
	891,995	673,484	583,650
(1) Including sales to associated companies	186,410	132,375	159,627
(2) Including sales to export	69,800	55,757	48,669

f.	Cost of sales:

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Industrial operations:
Materials consumed	233,520	143,392	93,260
Expenditure on the basis of benefits to employees (please see h below)	206,903	149,212	115,014
Depreciation and amortization	67,497	53,144	31,550
Other manufacturing costs	160,383	115,027	114,400
Decrease (increase) in inventory of finished goods	(14,716)	(11,879)	(2,826)
	653,587	448,896	351,398
Commercial operations - cost of products sold	112,090	93,491	89,341
	765,677	542,387	440,739

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

g.	Selling, marketing, administrative and general expenses:

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Selling and marketing:
Expenditure on the basis of benefits to employees (please see h below)	30,095	18,568	13,431
Packaging, transport and shipping	27,843	15,670	9,712
Commissions	2,405	2,684	1,869
Depreciation and amortization	4,101	1,246	1,403
Other	7,554	7,506	4,929
	71,998	45,674	31,344

Administrative and general:
Expenditure on the basis of benefits to employees (please see h below)	57,388	55,735	45,458
Office supplies, rent and maintenance	3,698	2,222	1,214
Professional fees	4,318	3,210	1,789
Depreciation and amortization	6,501	5,097	3,159
Doubtful accounts and bad debts	2,290	233	738
Other	12,873	15,006	9,997
	87,068	81,503	62,355
Less - rent and participation from associated companies	28,101	26,533	26,364
	58,967	54,970	35,991

h.	Expenses in respect of employee benefits

	Year ended December 31
	2009	2008	2007
	NIS in thousands
Composition:
Payroll	267,230	193,023	157,781
Other long term employee benefits	(505)	657	401
Expenses in respect of a defined deposit plan	22,803	15,889	15,249
Expenses in respect of a defined benefit plan	3,623	477	224
Changes in central compensation fund	(221)	225	(184)
Share-based payment transactions	2,900	5,922	-
Severance benefits	3,115	1,358	826
Benefits in respect of profit-sharing and bonuses	4,493	7,951	1,774
	303,438	225,502	176,071
Net of capitalized amounts (see note 6f).	(9,052)	(1,987)	(2,168)
	294,386	223,515	173,903

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

i.	Depreciation and amortization

	2009	2008	2007
	NIS in thousands
Composition:
Depreciation of fixed assets (see note 6)	73,355	53,391	34,749
Depreciation of leased land	913	1,178	644
Impairment of intangible assets (see note 8b)	4,068	5,215	705
Depreciation of other assets	216	-	-
	78,552	59,784	36,098

j.	Finance income **

	Year ended December 31
	2009	2008	2007
	NIS in thousands
(1) interest income

Interest income from short-term bank deposits	-	108	113
Interest income from short-term balances	3,436	3,912	2,945
Interest income from short-term loans	-	96	-
Interest income from long-term loans	3,763	592	547
Interest income from long-term bank deposits	-	-	3,352
Interest income from operational revaluation – net	813	1,204	-
Total interest income	8,012	5,912	6,957

(2) Other	113	286	3,691

(3) Net Profit (loss) from financial assets, by groups

Derivative financial instruments designated as hedging items	6,221	5,871	-
Less: Amounts capitalized to cost of fixed assets (see note 6e)	(9,619)	-	-
Total Finance income	4,727	12,069	10,648

** include financial income of loans to associated companies	3,763	4,790	2,655

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14   -      SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

k.	Finance expenses

	Year ended December 31
	2009	2008	2007
	NIS in thousands
1) interest expenses

Interest expenses from short-term bank loans	894	224	-
Interest expenses from short-term loans	574	3,618	10,159
Interest expenses from long-term loans	10,338	4,927	1,907
Interest expenses on account of non-convertible bonds net of related hedges	39,004	34,469	15,642
Interest expenses from operating monetary balance-net	10,221	-	2,228
Other interest expenses	1,331	8,077	1,560
Total interest expenses	62,362	51,315	31,496

2) other

Changes in the fair value of derivative financial instruments designated as hedging items	824	-	-
Bank commissions	670	501	270
Interest costs from employee benefits	673	1,360	1,051
Total other finance expenses	2,167	1,861	1,321
Less: Amounts capitalized to cost of fixed assets (see note 6e)	(41,537)	(26,064)	-
Total finance expenses	22,992	27,112	32,817

l.	Other income

	Year ended December 31
	2009	2008	2007
		NIS in thousands
Profit from written off a negative cost surplus	-	14,664	-
Capital gain from sale of fixed assets and spare parts inventory	73	237	(2,150)
Profit (loss) from revaluation PUT option to associated company	1,922	(10,003)	(2,289)
Capital loss from sale of associated company	-	-	(28)
Revenues from unilateral dividend	16,418	-	-
Revenues from sale of other assets, net	1,321	-	-
Other	500	-	-
Total Other income	20,234	4,898	(4,467)

In respect of the acquisition of Carmel the Company recognized, in the year 2008, profit of NIS 14,664 thousands because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15   -      NET INCOME PER SHARE

Following are data relating to the net income and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (see note 2Y)

	Net income
	Year ended December 31
	2009	2008	2007
	NIS in thousands

Net income for the period, as reported in the income statements, used in computation of basic net income per share	91,230	69,710	31,535
Total net income for the purpose of computing diluted income per share	91,230	69,710	31,535

	Number of shares Year ended December 31
	2009	2008	2007

Weighted average number of shares used for computing the basic income per share	5,060,788	5,060,774	4,132,728
Adjustment in respect of incremental shares of warrants	-	-	6,805
Weighted average number of shares used for computing the diluted income per share	5,060,788	5,060,774	4,139,533

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16    -     ACTIVITIES NOT INVOLVING CASH FLOWS:

a.	As of December 31, 2009 the acquisition of fixed assets with suppliers credit amounted to NIS 70,541 thousand.

b.	As of December 31, 2008 the acquisition of fixed assets with suppliers credit amounted to NIS 17,261 thousands.

NOTE 17 -  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT:

a.	The purpose of financial risk management

The finance division of the Group supplies services to the business operation, provides access to domestic and international financial markets, monitors and manages the financial risks associated with the Group's activities through internal reports that analyze the level of exposure to risks according to their degree and intensity. These risks include market risks (currency risk, fair value risk in respect of interest rates, price risk and cash flow risk in respect of interest rates), credit risks and liquidity risk.

The Group mitigates the effect of these risks by using deposits in derivative financial instruments in order to hedge the exposure to risks. The use of derivative financial instruments is made in accordance with the Group's policy that was approved by the board of directors, which stipulates principles regarding: currency risk management, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. Compliance with the policy and levels of exposure is reviewed by the internal auditors of the Company on an ongoing basis and examined from time to time by external advisors that specialize in this area.

The financial management division of the Group makes quarterly reports to the Group's management committee, about the risks and the implementation of the policy which be assimilated in order to reduce the risks exposures.

b.	Market risk

The Group's activity exposes it primarily to financial risks of changes in foreign currency exchange rates (see section e below). The Group holds a range of derivative financial instruments in order to manage its exposure to market risks, including:

•	Foreign currency swap contracts to hedge EURO currency risks arising from EURO payments result of imports of equipment for Machine 8 from the EU nations.
•	Foreign currency swap contracts to hedge currency risks arising from the purchase of raw materials in dollars according to the company's policy.

During the reporting period there was a change in exposure to market risks, primarily as a result of the volatility of global currency markets and due to the global crisis. The Group manages and measures the risks on a current basis in accordance with its business and cash flow operations.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

c.	Derivative financial instruments

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

(1)   Forward transactions against increase in the CPI

The Company is exposed to the CPI as a result of CPI-linked bonds that were issued (series 2 and 3). In accordance with the risk management policy, the Company wishes to minimize the CPI risk inherent in this obligation.

In December 2008, the Company entered into forward transactions for a period of one year, in order to hedge an amount of NIS 150 million against increases in the CPI.

In January 2009, the Company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 100 million against increases in the CPI, following the termination of the aforementioned transaction.

In January 2010 the company entered into additional forward transactions for a period of one year, in order to hedge an amount of NIS 30 million against increases in the CPI, following the termination of the transaction that was carried out in 2009. As for the accounting policy of the Group concerning cash flow hedges and derivative financial instruments see note 2R.

(2)   Foreign currency swap contracts

The Group's policy is to enter into foreign currency swap contracts in order to cover specific foreign currency payables and receivables to reduce the created exposure. In addition, the Group enters into foreign currency swap contracts to manage the risk arising from anticipated selling and buying transactions in a period of up to six months. As for the accounting policy of the Group concerning cash flow hedges and derivative financial instruments see note 2R.

d.	Credit risks

Credit risks relate to the risk that the counter party will not fulfill its contractual obligations for payment and cause the Group financial losses. The Group has a policy of entering transactions with parties that have a credit rating and obtaining sufficient collateral, when appropriate, as a means of reducing the risk for financial losses as a result of failures. When this information is not available, the Group draws on available public financial information and its commercial experience in order to grade its main customers. The Group's exposure and the credit ratings of counter parties are examined on a regular basis.

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

See note 14a details of the aging of customers' debts as of December 31, 2009.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17    -     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks

Approximately half of the Company's sales are nominated in US dollars, while a substantial part of its expenditures and its liabilities are in NIS, and as a result, the Company has an exposure to the changes in the exchange rate of the NIS against the US dollar and the EURO. This exposure includes an economic exposure (resulting from the excess of receipts over payments, in foreign currency or linked to it) and accounting exposure (relating to the excess of dollar linked assets over liabilities).

	December 31, 2009				December 31, 2008
	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked
		NIS in thousands				NIS in thousands
Assets:
Current assets:
Cash and cash equivalents and designated deposits	4,952	25,976	-	122,933	2,325	128,427	-	131,975
Receivables	13,338	5,075	1,053	398,817	15,816	3,206	910	396,035
Investments in associated companies - long-term
loans and capital notes	-	-	36,674	17,777	-	-	36,674	16,295
	18,290	31,051	37,727	539,428	18,141	131,633	37,584	544,305
Liabilities:
Current liabilities:
Short-term credit from banks	-	-	-	131,572	-	-	-	77,655
Accounts payables and accruals	43,437	72,583	-	277,801	36,814	23,969	-	240,299
Financial liabilities at fair value through profit and loss	11,982	-	-	-	13,904	-	-	-
Long-term liabilities (including current maturities):
Long –term loans	-	-	28,143	253,438	-	-	35,271	123,974
Notes	-	-	328,069	237,907	-	-	354,658	238,600
Other liability	-	-	-	14,911	-	-	-	32,770
	55,419	72,583	356,212	915,629	50,718	23,969	389,929	713,298

                   As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see a above.

      As to sensitivity analyze of foreign currency – see g below.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

e.	Foreign currency risks (cont.)

Sensitivity analysis of foreign currency:

The group is primarily exposed to the US dollar and the euro.

The following table illustrates the sensitivity to a decrease of 5% in the NIS vis-à-vis the other currencies. 5% was the rate of sensitivity that was used in reporting to key executives. This index also represents management estimates regarding the reasonable potential change in exchange rates. The sensitivity analysis includes the existing balances of monetary items denominated in foreign currency and adjusts their translation at the end of the period to a change of 5% in the foreign exchange rates.

Impacts of a decrease of 5% in the NIS vis-à-vis the other currencies, after the impact of taxes and net of discounted sums:

	The influence of the US Dollar		The influence of the Euro
	December 31		December 31
	2008	2009	2008	2009
	NIS in thousands		NIS in thousands
Profit or (loss)	268	872	(1,336)	(1,114)

Other sections in the shareholders' equity	995	9,407	-	-

The following table specifies the existing foreign currency swap agreements as of the reporting date:

	Average foreign exchange rate		Foreign currency				Contract value		Fair value
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
	NIS		Dollar in thousands		Euro in thousands		NIS in thousands
Hedging cash flow
Purchase EURO
till 6 months	5.55	5.31	-	-	11,674	26,150	64,745	138,794	(1,113)	1,597
Sell EURO
till 6 months	-	5.45	-	-	-	5,000	-	27,250	-	(836)
Purchase Dollar
till 6 months	3.88	3.66	1,133	3,000	-	-	4,400	10,994	18	500
Sell Dollar
till 6 months	-	3.52	-	(1,500)	-	-	-	(5,281)	-	(20)
EURO deposit	5.44	5.30	-	-	4,041	23,956	23,949	126,902	-	-

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk

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

	Average effective interest rate	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Above 5 years	Total
	%	NIS in thousands

2009

Short-term credit	2.75	44,544	67,270	20,138	-	-	131,952
Loans from banks	4.27	3,364	5,327	35,380	146,996	1,083	192,150
Long-term credit from others	6.30	8,053	-	8,053	64,424	48,318	128,848
Index linked notes carrying permanent interest	5.05	-	-	71,540	224,436	98,148	394,124
Notes carrying permanent interest	7.45	8,847	-	47,961	198,018	42,184	297,010
		64,808	72,597	183,072	633,874	189,733	1,144,084

2008

Short-term credit	3.9%	76,175	1,506	-	-	-	77,681
Loans from banks	5.0%	4,530	7,483	33,591	129,009	7,532	182,145
Index linked notes carrying permanent interest	5.1%	-	-	57,111	259,004	120,631	436,746
Notes carrying permanent interest	7.5%	8,606	-	8,702	209,717	87,293	314,318
		89,311	8,989	99,404	597,730	215,456	1,010,890

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk (cont.)

2.	Derivative financial instruments

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on cash payments/ receivables for derivative instruments settled in net and the gross non-discounted cash payments/receivables for these derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount is determined based on the projected interest rates as described by the interest yield curve as the balance sheet date.

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years
	NIS in thousands
2009
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	(1,114)	-	-	-

2008
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	(185)	-	-	-
Forward contracts on the CPI	-	(861)	(474)	(1,358)
Option warrants	(1,250)	-	-	-
	(1,435)	(861)	(474)	(1,358)

3.	Financial assets that do not constitute derivative financial instruments

The following tables present the expected repayment dates of the group on account of financial instruments that are not derivatives. The tables were prepared on the basis of the expected, non-discounted repayment dates of the financial assets, including the interest that will accrue from these assets, except for those cases where the group anticipates that the cash flows will be generated in a different period. The tables were prepared based on cash payments/receipts for derivative instruments settled on a net basis and the gross non-discounted cash payments/receipts for those derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount was determined based on the projected interest rates as described by the existing interest yield curve as at the end of the reporting period

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands
2009
Loans measured at depreciated cost
Loans to related parties	1,004	2,008	7,195	48,012	58,219
Deposits in the banks	154,153	-	-	-	154,153
	155,157	2,008	7,195	48,012	212,378

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk (cont.)

3.	Financial assets that do not constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands

2009
Trade receivables and other receivables
Other accounts	62,114	160,566	70,772	565	294,017
Checks collectible	10,027	16,848	3,569	-	30,444
Accounts receivable	258	49	-	-	307
	72,399	177,463	74,341	565	324,767
	227,556	179,471	81,536	48,577	537,140

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands

2008
Loans measured at depreciated cost
Loans to related parties	1,161	2,311	10,510	39,912	53,894
Deposits in the banks	262,727	-	-	-	262,727
	263,888	2,311	10,510	39,912	316,621

Trade receivables and other receivables
Other accounts	60,643	148,321	74,836	-	283,810
Checks collectible	11,463	22,363	3,271	-	37,097
Accounts receivable	3,618	-	-	-	3,618
	75,724	170,684	78,107	-	324,525
	339,612	172,995	88,617	39,912	641,146

4.	Financial assets that constitute derivative financial instruments

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on the cash payments/receipts pertaining to derivative instruments not designated for hedging purposes and to financial instruments designated as hedging items. When the amount payable or receivable is not fixed, the disclosed amount was determined based on the projected interest rates as described by the existing interest yield curve as at the end of the reporting period.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

f.	Interest rate and liquidity risk (cont.)

4.	Financial assets that constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	Total
	NIS in thousands
Derivative financial instruments designated as hedging items:
2009
Forward contracts on the CPI	3,052	-	-	3,052

2008
Foreign currency forward contracts	1,537	283	337	2,157
Foreign currency option warrants	59	147	-	206
	1,595	430	337	2,363

Derivative financial instruments not designated as hedging items:
Forward contracts on the CPI	1,633	-	-	1,633

5.	Interest risk

The group is exposed to interest rate risks due to the fact that the group companies lend and borrow funds at both fixed and variable interest rates. The risk is managed by the group by maintaining a suitable ratio between loans at a variable rate of interest and loans at a fixed rate of interest.

The group's exposure to interest rates on financial assets and liabilities is described in the section regarding liquidity risk management that is presented further below in this Note.

In the course of the year, the exposure to interest rate risk grew by NIS 101,363 thousands.

Sensitivity analysis of interest rates:

The sensitivity analysis was determined on the basis of the exposure to the interest rates of both derivative and non-derivative financial instruments at the end of the reported period. The sensitivity analysis regarding liabilities carrying a variable rate of interest was prepared under the assumption that the sum of liabilities at the end of the reported period was the actual sum throughout the entire reported year. For the purpose of internal reporting to key executives regarding interest rate risks, a rate of increase or decrease in base points of 5% was used, representing management estimates regarding the reasonable potential change in interest rates.

Assuming that interest rates would have increased by 5% while all other parameters would have remained constant, the impact after taxes would have been as follows:

▪
The earnings of the group for the year ended December 31, 2009 would have been reduced by NIS 5,734 thousands (2008: lower by NIS (1,273) thousands). This change originates primarily from the group's exposure to interest rates on account of variable-interest loans.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

g.	Exposure to the Consumer Price Index

The group is exposed to cash flow risks on account of changes in the consumer price index, due to bonds issued by the group, forward contracts on the consumer price index and loans assumed by the group, that are linked to the CPI.

The net carrying value of the balances that are exposed to CPI risks, as at December 31, 2009, totals NIS 356,216 thousands (2008: NIS 389,929 thousands).

The influence of a 2% change in the CPI on the profit and loss after taxes, would have been as follows:

•	The earnings for the year ended December 31, 2009 would have been reduced by NIS 888 thousands (2008: increase of NIS 125 thousands)

The group's sensitivity to changes in the CPI did not change materially since last year.

h.	Fair value of financial instruments

The fair value of financial assets and liabilities were determined as follows:

•	The fair value of financial assets and liabilities with customary terms that are traded in active markets is determined based on quoted market prices.

•
The fair value of other financial assets and liabilities (except for derivative instruments) is determined through accepted pricing techniques based on the analysis of discounted cash flows, using observed current market prices and traders' quotes for similar instruments.

•
The fair value of derivative financial instruments is calculated based on quoted prices. When such prices are not available, a discounted cash flow analysis is utilized, using the appropriate yield curve for the duration of the instruments for derivatives that are not options while for derivatives which are options, option pricing models are used.

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value, the rest of the assets and liabilities are presented in the statement of financial position at their fair value, or approximately:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	December 31, 2009		December 31, 2008
	NIS in thousands		NIS in thousands
Financial Assets
Long term loans and capital note	54,452	50,980	52,969	49,355
Financial Liabilities
Notes – series 1 *	-	-	7,422	7,537
Notes – series 2 *	131,362	136,715	158,559	155,637
Notes – series 3 *	196,708	207,266	190,541	195,959
Notes – series 4 *	237,906	235,557	235,557	269,078
Other liability*	-	-	32,770	31,359
Long term loans with fixed interest	149,809	159,915	65,021	61,854
	715,785	739,453	689,870	721,424

(1)	The fair value of long-term Assets and Liabilities are based on the calculation of the current value of cash flows at real interest rate of 4%.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17   -      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

i.	Financial instruments that are presented in the statement of financial position at fair value

For the purpose of measuring the fair value of its financial instruments, the group classifies its financial instruments - as measured in the report of the financial situation - at their fair value, on the basis of a system that includes three rating levels:

Level 1:	Quoted prices (unadjusted) in active markets for identical financial liabilities and assets.

Level 2:	Data other than quoted prices included in Level 1, that are observed directly (i.e.- prices) or indirectly (data derived from prices), regarding financial assets and liabilities.

Level 3:	Data regarding financial assets and liabilities that are not based on observable market data.

The classification of the measured financial instruments at fair value is done on the basis of the lowest level that was significantly used for the purpose of measuring the fair value of the instrument in its entirety.

Following below is a detailed account of the financial instruments of the group, measured at fair value, according to levels:

Financial assets at fair – value:

	December 31, 2009
	Level 2	Total
	NIS in thousands
Financial assets at Fair – value through profit and loss:
Derivatives	3,052	3,052

	December 31, 2009
	Level 2	Level 3	Total
	NIS in thousands
Financial liabilities at Fair – value through profit and loss:
Derivatives	(1,114)	-	(1,114)
Put option on an associated company	-	(11,982)	(11,982)
Total	(1,114)	(11,982)	(13,096)

(1)
The Put option on an associated company is assessed according to the valuation of an external assessor. The estimation was done according to the binomial model. The non-risk interest rate used for the estimation is 5.63%.

j.	Financial instruments at fair-value that are measured according to level 3:

Year ended December 31, 2009
NIS in thousands
Balance – January 1, 2009	13,904
Recognized in profit and loss
Profit	(1,922)
Balance – December 31, 2009	11,982

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18   -      INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:

a.	General

The interested parties and the related parties of the Company are the Parent Company – "Clal Industries and Investments LTD.", the indirectly Controlling Shareholder - IDB Holdings and their related parties, associated companies, directors and key executives of the Company or the Parent Company, and a close member of the family of any person that was mentioned above (hereinafter - IDB Group).

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

At every interested party transaction examined classified as a negligible transaction, one or more of the criterions relevant to the specific transaction will be calculated based on the recent annual consolidated financial statements of the Company: (a) Sales ratio – total sales covered by the interested party transaction divided by total annual sales; (b) Sales cost ration – cost of the interested party transaction divided by the total cost of annual sales; (c) Earnings ratio – the actual or projected profit or losses attributed to the interested party transaction divided by the average annual profit or loss in the last three years, calculated on the basis of the last 12 quarters for which reviewed or audited financial statements were published; (d) Assets ratio – the amount of assets covered by the interested party transaction divided by total assets; (e) Liabilities ratio - the liability covered by the interested party transaction divided by total liabilities; (f) Operating expenses ratio – the amount of expenses covered by the interested party transaction divided by the total annual operating expenses.

In cases in which the above criteria are not relevant, a transaction shall be considered negligible based on a more relevant criterion established by the Company, provided the criterion calculated for said transaction is less than 1%.

Classified and characterized transactions, as follows:

1.
Transactions for purchase of services from interested parties and related parties: communication services, tourism services, services of operating the Company's logistic center, investment consulting services and other financial services.

2.	Transactions for the purchase and/or rent of goods from interested parties and related parties: trucks and hauling equipment, vehicles, insurance products.

3.	Transactions in connection with marketing campaigns, advertising and discounts with interested parties and related parties or related to the products of interested parties and related parties.

4.	Transactions with interested parties and related parties in connection with the purchase of gift coupons of interested parties and related parties

5.	Transactions for rent buildings/structures and real-estate assets.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18   -      INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

b.	Transactions with interested parties (cont.)

6.	Sale of paper products, office equipment and other products to companies in the IDB Group.

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

Below is a general description of transactions made with interested parties in the Company, while except for the transactions specified in sections b(1)(b) below, should be viewed as negligible transactions based on the tests specified above:

Income (expenses)

	Year ended December 31,
	2009	2008	2007
	NIS in thousands
Sales (1)	27,097	33,286	54,803
Cost of sales (2)	10,689	3,976	-
Financing expenses in respect of non-marketable bonds	1,363	1,584	2,128

Related parties:
Sales (1)	55,833	95,448	125,044
Cost of sales (2)	29,521	13,607	21,780
Selling, marketing, general and administrative expenses (3)	25,368	24,243	23,630

Classified and characterized transactions, as follows:

(1)	Sales

The Company deals with many companies from IDB group in the sale of paper products, office equipment and other products, in a very large number of transactions, each at a negligible amount. The transactions are made with numerous companies from the IDB Group. The prices and are established through negotiations and during the ordinary course of business.

a.
The Company sold during the year to interested parties from the IDB Group and Clal Industries packaging paper. Total transactions with interested parties in the years 2009, 2008 and 2007 amounted to NIS 27.1 million, NIS 33.3 million and NIS 54.8 million, respectively.

b.
The Company sold during the year to associated companies, which are related parties, packaging paper, office supplies and products and white paper waste. Total transactions with interested parties in the years 2009, 2008 and 2007 amounted to NIS 55.8 million, NIS 95.4 million and NIS 125.0 million, respectively.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -  INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

b.	Transactions with interested parties (cont.)

Income (expenses) (cont.)

Classified and characterized transactions, as follows: (cont.)

(2)	Cost of sales

During the year the Company performed a large number of transactions with suppliers that are interested parties and related parties from the IDB Group, Clal Industries and Discount Investments. The transactions included the acquisition of foodstuffs and other items for Group companies. The prices and credit terms are established with all the suppliers through negotiations and during the ordinary course of business (hereinafter - IDB Group).

a.
The Company and a subsidiary have transactions with interested parties from the IDB Group relating to building rental services. Total transactions in the years 2009 and 2008 aggregated to NIS 11 million and NIS 4 million, respectively. The value of transactions in 2007 is negligible.

b.
The Company purchased during the year from associated companies, which are related parties, white paper and cleaning and toiletry products which are sold by the company. Total transactions with interested parties in the years 2009, 2008 and 2007 amounted to NIS 2.5 million, NIS 13.6 million and NIS 21.8 million, respectively.

(3)	Selling, marketing, general and administrative expenses

The Company has transactions with associated companies, which are related parties, of revenue from rental buildings and computerization services. Total transactions in the years 2009, 2008 and 2007 amounted to NIS 25.4 million, NIS 24.2 million and NIS 23.6 million, respectively.

The amounts of the aforementioned transactions relate to transactions that the Company makes during the ordinary course of business with interested parties (by virtue of being companies held by the company) at similar conditions and prices to those used by the Company for other customers and suppliers.

Benefits to key executives

The senior managers in the Group are entitled, in addition to wages, to non-cash benefits (such as vehicles etc). The Group makes deposits in their name in a defined benefit plan after the completion of the transaction. Senior managers also participate in the stock option plan of the Company (see note 11 on Share-based Payments).

(1)	Remuneration of key executives:

	For the year ended December 31
	2009	2008	2007
	NIS in thousand
Short-term benefits	8,084	* 8,934	* 9,138
Benefits after the completion of the transaction	7	7	42
Other long-term benefits	-	* -	* -
Severance benefits	2,335	2,205	1,953
Share-based payment	2,136	2,047	-
	12,562	13,193	11,133

* Reclassified.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 -  INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

b.	Transactions with interested parties (cont.)

Income (expenses) (cont.)

Benefits to key executives (cont.)

(2)	Benefits to interested parties:

	2009	2008	2007
Payroll to interested parties employed by the Company - NIS in thousands *	3,503	2,503	2,643
Number of people to whom the benefits relate	1	1	1
Remuneration of directors who are not employed by the Company -
NIS in thousands	807	793	601
Number of people to whom the benefits relate	12	12	11

*	Refers to the payroll of CEO.

(3)
The company granted to an interested party employed by the Company (the outgoing CEO) during 2008, 40,250 options, as part of the 2008 plan for senior officers in the Group. On March 7, 2010 the Company Board of Directors approved the grant conditions for the third and fourth batches to the outgoing CEO in light of his retirement from managing the Company, as a result of his disability. The total impact on profit and loss amounts to approximately NIS 641 thousand. During 2007, the outgoing CEO exercised 1,975 options under the 2001 plan for senior employees in the group (see note 11b(1)). As of December 31, 2007 all his options from 2001 plan were exercised.

c.	Related parties and interested parties balance:**

	As of December 31,
	2009	2008
	NIS in thousands
Accounts receivable - commercial operations (1)	24,562	18,942
Accounts payables and accruals	5,740	1,907
Notes (2)	38,793	58,830

(1)	There were no significant changes in the balance during the year.

(2)	Notes

•	Non-tradable notes

In 1992 and 2003 the Company issued bonds that are not traded on the stock exchange (see Note 9a). The balance of outstanding debt as of December 31, 2009 and 2008 to interested parties from the IDB Group was NIS 19.4 million and NIS 23.4 million, respectively.

•	Tradable notes

In 2008 the Company issued bonds that are traded on the stock exchange (see Note 9a). The balance of outstanding debt as of December 31, 2009 and 2008 to interested parties from the IDB Group was NIS 19.4 million and NIS 35.4 million, respectively.

(3)	See note 14 in respect of associated companies balance.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION:

a.	General

The Group has been implementing IFRS 8 "operating segments" (hereinafter – "IFRS 8") as of January 1, 2009. In accordance with the provisions of IFRS 8, operating segments are identified on the basis of internal reports on the Group's components, which are regularly reviewed by the chief operational decision maker of the Group for the purpose of allocating resources and evaluating the performance of the operating segments.

In contrast, the previous standard (IAS 14 "segment reporting") required an entity to identify two segment systems (business and geographic), based on the risk-reward approach, while the internal financial reporting system for the key managerial staff of the entity served only as the starting point for the identification of said segments.

Following the adoption of the new standard the Group identified reportable segments that were different than those presented in previous reporting periods.

The identified operating segments, accordingly to IFRS8, are:

The paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

The office supplies marketing segment – generates revenue from the sale of office supplies to customers.

The packaging and cardboard products segment – generates revenue from the sale of packaging and cardboard products to customers.

The Hogla Kimberly segment – an associated company that generates revenue from the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, in Israel and in Turkey.

The Mondi Hadera Paper segment – an associated company that generates revenue from the manufacture and marketing of fine paper.

Information relating to these assets is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION: (cont.)

b.	Business segment data 2009:

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
	NIS in thousands
Sales	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Sales - net	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
Income from ordinary operations	(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587
Financial income							4,727
Financial expenses							22,992
Income before taxes on income							(2,678)
Taxes on income							7,067
Income from operations of the Company and its subsidiaries							4,389
Share in profits of associated companies – net							87,359
Net income for the year							91,748

Segment's assets (for the end of the year)	1,638,895	43,542	356,742	990,670	461,786	(1,575,061)	1,916,574
Join assets that were not allocated between segments(1)							399,751
Total assets in the consolidated statements (for the end of the year)							2,316,325
Segment's liabilities (for the end of the year)	141,911	31,327	82,657	534,577	306,478	(841,055)	255,895
Join liabilities that were not allocated between segments							1,202,001
Total liabilities in the consolidated statements (for the end of the year)							1,457,896
Depreciation and amortization	56,503	1,502	20,547	29,213	12,028	(41,241)	78,552
Capital investments	421,182	1,212	15,797	42,484	4,383	(46,867)	438,190

(1) Including investments in associated companies

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION: (cont.)

c.	Business segment data 2008:

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation		Total
	NIS in thousands
Sales	273,436	129,068	500,069	1,605,376	717,424	(2,660,433	) 9	564,940
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(57,464)		108,544
Sales - net	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)		673,484
Income from ordinary operations	37,773	3,233	(6,226)	135,753	34,090	(169,272)		35,351
Financial income								12,069
Financial expenses								27,112
Income before taxes on income								20,308
Taxes on income								3,663
Income from operations of the Company and its subsidiaries								16,645
Share in profits of associated companies – net								51,315
Net income for the year								67,960

Segment's assets (for the end of the year)	803,279	72,624	415,666	946,156	483,962	(1,430,118)		1,291,569
Join assets that were not allocated between segments(1)								752,525
Total assets in the consolidated statements (for the end of the year)								2,044,094
Segment's liabilities (for the end of the year)	82,925	35,258	76,837	505,167	361,404	(866,571)		195,020
Join liabilities that were not allocated between segments								1,091,445
Total liabilities in the consolidated statements (for the end of the year)								1,286,465
Depreciation and amortization	51,946	1,445	25,604	24,367	11,649	(55,227)		59,784
Capital investments	254,494	1,694	18,027	53,334	11,649	(32,971)		306,227

(1) Including investments in associated companies

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19   -      SEGMENT INFORMATION: (cont.)

d.	Business segment data 2007:

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Mondi Hadera Paper	Adjustments to consolidation	Total
	NIS in thousands
Sales	326,636	117,795	561,759	1,373,528	746,031	(2,681,318)	444,431
Sales between Segments	138,143	1,901	14,824	2,146	24,001	(41,796)	139,219
Sales - net	464,779	119,696	576,583	1,375,674	770,032	(2,723,114)	583,650
Income from ordinary operations	70,405	704	15,322	61,450	33,924	(110,696)	71,109
Financial income							10,648
Financial expenses							32,817
Income before taxes on income							48,940
Taxes on income							18,261
Income from operations of the Company and its subsidiaries							30,679
Share in profits of associated companies – net							856
Net income for the year							31,535

Segment's assets (for the end of the year)	630,217	63,509	442,140	914,280	331,737	(1,688,157)	693,726
Join assets that were not allocated between segments(1)							626,189
Total assets in the consolidated statements (for the end of the year)							1,319,915
Segment's liabilities (for the end of the year)	79,116	29,293	118,872	513,344	224,456	(1,022,064)	108,409
Join liabilities that were not allocated between segments							541,535
Total liabilities in the consolidated statements (for the end of the year)							649,944
Depreciation and amortization	33,911	1,598	24,927	27,871	10,701	(63,499)	35,509
Capital investments	80,431	1,653	24,958	43,013	8,458	(76,429)	82,084

(1) Including investments in associated companies

HADERA PAPER LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20    -     SUBSEQUENT EVNETS

a.
On February 11, 2010 the company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime+1.15%, and to be repaid within 7 years. The principal and the interest are to be repaid in quarterly installments, commencing from the second year.

b.	On January 20, 2010 a dividend in cash in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

c.
 On February 18, 2009 an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million from the retained earnings. The dividend will be paid during May 2010. The Company’s share in the dividend is approximately NIS 10 million.

d.
On April 22, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The dividend will be paid during the third quarter of 2010. The Company’s share in the dividend is approximately NIS 20 million.

e.
On May 23, 2010, the Company completed a further offering pursuant to the Shelf Prospectus, raising a gross total of NIS 181,519 thousand, in exchange for the allocation of NIS 181,519 thousand par value of bonds (Series 5), bearing interest at 5.85%. The principal amount shall be payable in five annual and equal installments made on the 30th day of November of each of the years between 2013 and 2017 (inclusive). The interest shall be payable in biannual installments made on the 31th day of May and the 30th day of November of each of the years between 2010 and 2017 (inclusive). Both the principal amount and the interest payments shall not be linked to the CPI or to any other index or foreign currency.

f.
On June 1, 2010, the Company entered into an agreement for the sale of its rights to a plot of land with an area of approximately 7600 square meters in Totseret HaAretz Street in Tel Aviv, that is currently leased by the Company from the Tel Aviv municipality in consideration of NIS 64 million, plus VAT. The purchasing parties are Bayside Land Corporation Ltd., (“Bayside”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and by Amot Investments Ltd. (“Amot”), with holdings in Bayside of 71% and 29%, respectively. The transaction is subject to a precondition and two nullifying conditions. Pursuant to the finalization of the transaction according to the terms of the agreement, the Company is expected to record in its financial statements net capital gains totaling approximately NIS 27.5 million.

g.
On June 6, 2010, an associated company Hogla-Kimberly Ltd. and another competitor company received a petition for the approval of a class action against them.

According to the petition, the Competitor and Hogla-Kimberly Ltd. has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. At this early stage Hogla-Kimberly Ltd. is examining the petition and is not able to assess its chances and its influences.

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CARMEL CONTAINERS LTD

We have audited the accompanying consolidated balance sheets of Carmel Containers Ltd. ("the Company") and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2009 and 2008, and the results of their operations, changes in equity and cash flows for each of the years ended December 31, 2009, 2008 and 2007, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
February 23, 2010	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CARMEL CONTAINERS LTD.

We have audited Carmel Containers Ltd ("the Company") and its subsidiary  internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiary as of December 31, 2009 and 2008, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2009, 2008 and 2007 and our report dated February 23, 2010 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
February 23, 2010	A Member of Ernst & Young Global

Enclosed please find the financial reports of the following associated companies:

- Mondi Hadera Paper Ltd.

- Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

MONDI HADERA PAPER LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

MONDI HADERA PAPER LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Mondi Hadera Paper Ltd.

We have audited the accompanying consolidated balance sheets of Mondi Hadera Paper Ltd. (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, consolidated changes in shareholders’ equity and consolidated cash flows of the Company for each of the two years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and her subsidiaries basis as of December 31, 2009 and 2008, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the two years in the period ended December 31, 2009, in conformity with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 15, 2010

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2009	2008
Assets
Current assets
Cash and cash equivalents	4	17,076	13,315
Financial assets carried at fair value through profit or loss		-	2,382
Trade receivables	5	184,415	168,911
Other receivables	6	2,018	1,379
Inventories	7	108,202	140,002
Total current assets		311,711	325,989

Non-current assets
Property, plant and equipment	10	146,731	154,441
Goodwill	8A	3,177	3,177
Long term trade receivables		167	355
Total non-current assets		150,075	157,973
Total assets		461,786	483,962

Equity and liabilities
Current liabilities
Short-term bank credit	13	69,440	105,388
Current maturities of long-term bank loans	13	10,599	15,768
Trade payables	11	105,624	97,293
Hadera Paper Ltd. Group, net		57,595	69,614
Other financial liabilities	14	432	5,512
Current tax liabilities		3,701	107
Other payables and accrued expenses	12	21,079	(*)18,386
Accrued severance pay, net	15	206	214
Total current liabilities		268,676	312,282

Non-current liabilities
Long-term bank loans	13	13,019	23,484
Deferred taxes	23	22,704	24,274
Employees Benefits	15	2,079	(*)1,364
Total non-current liabilities		37,802	49,122

Commitments and contingent liabilities	16

Shareholders' equity	17
Share capital		1	1
Premium		43,352	43,352
Capital reserves		929	(3,150)
Retained earnings		111,026	82,355
		155,308	122,558
Total equity and liabilities		461,786	483,962
(*) Reclassified.

D. Muhlgay Financial Director	A. Solel General Manager	P. Machacek Chairman of the Supervisory Board

Approval date of the financial statements: February 15, 2010.

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

		Year ended December 31,
	Note	2009	2008	2007

Revenue	18	669,222	732,347	770,032
Cost of sales	19	578,537	649,640	688,000
Gross profit		90,685	82,707	82,032

Operating costs and expenses
Selling expenses	20	39,694	38,293	37,889
General and administrative expenses	21	10,826	9,740	10,532
Other (income) expenses		(376)	584	(313)
		50,144	48,617	48,108

Operating profit		40,541	34,090	33,924

Finance income		(104)	(5,889)	(5,783)
Finance costs		11,363	13,496	14,197
Finance costs, net	22	11,259	7,607	8,414

Profit before tax		29,282	26,483	25,510

Income tax charge	23	611	7,127	7,220

Profit for the year		28,671	19,356	18,290

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Profit for the year	28,671	19,356	18,290

Cash flow hedges, net.	80	(4,079)	-

Transfer to profit or loss from equity on cash flow hedge	3,999	-	-

Total comprehensive income for the year (net of tax)	32,750	15,277	18,290

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(NIS in thousands)

	Share		Capital	Retained
	capital	Premium	reserves	earnings	Total

Balance - January 1, 2007	1	43,352	929	44,709	88,991

Changes during 2007:

Profit for the year	-	-	-	18,290	18,290

Balance - December 31, 2007	1	43,352	929	62,999	107,281

Changes during 2008:

Loss on cash flow hedges, net	-	-	(4,079)	-	(4,079)

Profit for the year	-	-	-	19,356	19,356

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

Changes during 2009:

Profit on cash flow hedges ,net	-	-	4,079	-	4,079

Profit for the year	-	-	-	28,671	28,671

Balance - December 31, 2009	1	43,352	929	111,026	155,308

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Cash flows - operating activities
Profit for the year	28,671	19,356	18,290
Adjustments to reconcile net profit to net
cash used in operating activities
(Appendix A)	38,406	28,840	(1,299)
Net cash from operating activities	67,077	47,196	16,991

Cash flows - investing activities
Acquisition of property plant and equipment	(4,383)	(9,655)	(6,969)
Proceeds from sale of property plant and Equipment	676	287	376
Interest received	104	415	393
Net cash used in investing activities	(3,603)	(8,953)	(6,200)

Cash flows - financing activities
Short-term bank credit, net	(35,948)	3,628	5,020
Repayment of long-term bank loans	(15,929)	(14,024)	(15,927)
Proceeds of long-term bank loans	-	-	18,000
Repayment of capital
notes to shareholders	-	(5,700)	(5,676)
Interest paid	(7,894)	(10,852)	(11,749)
Net cash used in financing activities	(59,771)	(26,948)	(10,332)

Increase in cash and cash equivalents	3,703	11,295	459
Cash and cash equivalents at the
beginning of the financial period	13,315	323	15
Net foreign exchange difference on cash and cash equivalents	58	1,697	(151)
Cash and cash equivalents of the
end of the financial period	17,076	13,315	323

The accompanying notes are an integral part of the financial statements.

 MONDI HADERA PAPER LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
A. Adjustments to reconcile net profit to net cash provided by operating activities

Finance expenses recognized in profit and loss	11,259	7,607	8,414
Taxes on income recognized in profit and loss	611	7,127	7,220
Depreciation and amortization	12,028	11,649	10,701
Capital loss (gain) on disposal of property
plant and equipment	(376)	584	(313)

Changes in assets and liabilities:
(Increase) Decrease in trade receivables and other receivables	(16,582)	21,652	(18,761)
Decrease (Increase) in inventories	31,565	2,551	(34,250)
Increase (Decrease) in trade and other payables, and accrued expenses	11,991	(21,728)	17,509
(Decrease) Increase in Hadera Paper Ltd. Group, net	(12,019)	(1,495)	8,302
	38,477	27,947	(1,178)
Income tax paid	(71)	(107)	(121)
	38,406	27,840	(1,299)

The accompanying notes are an integral part of the financial statements.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1               -    DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

Mondi Hadera Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

The Company is presently owned by Neusiedler Holding BV (NL) (the “Parent Company”) (50.1%) and Hadera Paper Ltd. (49.9%).

B.	Definitions:

	The Company	-	Mondi Hadera Paper Ltd.

	The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 8.

	Subsidiaries	-	companies in which the Company exercises control (as defined by IAS 27), and whose financial statements are fully consolidated with those of the Company.

	Related Parties	-	as defined by IAS 24.

	Interested Parties	-	As defined in Opinion No.29 of the Institute of Certified Public Accountants in Israel

	Controlling Shareholder	-	As defined in Opinion No.29 of the Institute of Certified Public Accountants in Israel

	NIS	-	New Israeli Shekel.

	CPI	-	the Israeli consumer price index.

	Dollar	-	the U.S. dollar.

	Euro	-	the United European currency.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Applying international accounting standards (IFRS)

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

B.
Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪	Assets and liabilities measured by fair value: changes in the fair value of financial assets and liabilities that are measured by fair value are recorded directly as profit or loss.

▪	Non-current assets held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 15.

C.
Foreign currencies

The individual financial statements of each group entity are presented in New Israeli Shekel the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements, are also presented in the New Israeli Shekel ("NIS"), which is the functional currency of the Group and the presentation currency for the consolidated financial statements.

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

Exchange differences are recognised in profit or loss in the period in which they accrue.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

E.
Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

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

As of 31.12.09 no impairment is recognised.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.
Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods, which are predicted to be used for more than one period. The Group presents its property, plant and equipments items according to the cost model.

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the assets acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is calculated using the straight-line method at rates considered adequate to depreciate the assets over their estimated useful lives. Amortization of leasehold is computed over the shorter of the term of the lease, including any option period, where the Group intends to exercise such option, or their useful life.

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

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Financial assets are classified into the following specified categories:

•	Financial assets ‘at fair value through profit or loss’ (FVTPL)
•	Loans and receivables

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (cont.)

(2)   Financial assets at FVTPL

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

•	it has been acquired principally for the purpose of selling in the near future; or
•	it is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
•	it is a derivative that is not designated and effective as a hedging instrument.

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

For all other financial assets, an objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or
•	default or delinquency in interest or principal payments; or
•	it becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

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

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Derivative financial instruments (cont.)

(2)       Hedge accounting (cont.)

The effective part of the changes in the value of financial instruments designated for cash flow hedging is immediately recognized in shareholders' equity and the non-effective part is immediately recognized in the statement of income.

Hedge accounting for cash flows is discontinued when the hedging instrument expires, sold or realized or when the hedging relations no longer meet the threshold conditions for hedging. After the discontinuation of hedge accounting, the amounts carried to shareholders' equity are carried to the income statement while hedged projected transactions are recorded in the income statement.

As of  31.12.09 there are no outstanding cash flow hedge contracts.

M.	Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)       Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

(2)       Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount.

N.	Leasing Operating lease payments are recognised as an expense on a straight-line basis over the lease term.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation Income tax expense represents the sum of the tax currently payable and deferred tax.

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

(3)       Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquirer's identifiable assets, liabilities and contingent liabilities over the cost of the business combination.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits

(1)
Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined benefit. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)
Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

P.	Employee benefits (cont.)

(2)
Other long term employee benefits (Cont.)

Other employee benefits of the Group include liabilities for early retirement.  These liabilities are recorded to statement of operations in accordance with the projected unit credit method. The present value of the Group’s obligation for early retirement was determined by means of the capitalization of anticipated future cash flows from the program at market yields of government bonds, denominated in the currency in which the benefits for early retirement will be paid.

(3)       Short term employee benefits

Short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that does not exceed 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Short term Group benefits include the Group’s liability for short term absences, payment of grants, bonuses and compensation. These benefits are recorded to the statement of operations when created. The benefits are measured on a non capitalized basis. The difference between the amount of the short term benefits to which the employee is entitled and the amount paid is therefore recognized as an asset or liability.

Q.	Exchange Rates and Linkage Basis Following are the change in the representative exchange rates of the Euro and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2009	5.4417	3.775	114.88
December 31, 2008	5.2973	3.802	110.55
December 31, 2007	5.6592	3.846	106.40

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	2.72	(0.71)	3.9
Year ended December 31, 2008	(6.4)	(1.14)	3.8
Year ended December 31, 2007	1.71	(8.97)	3.39

R.
Reclassification

Comparative figures relating to the years 2007 and 2008 were reclassified in these financial statements as follows: NIS 5,054 thousands in 2007 and NIS 4,857 thousand in 2008 were reclassified from employees' benefits in non current liabilities to employees' benefits in current liabilities.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

           A. Standards and Interpretations Affecting Amounts Reported in the Current Period (and/ or prior periods)

    1. Standards Affecting Presentation and Disclosure

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the statement of comprehensive income is presented separated from the income statement.

However, the revised Standard has had no impact on the reported results of financial position of the Group.

Amendment to IFRS 7 "Financial Instruments Disclosure"

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

At this stage, the management of the Group estimated that the implementation of the amendment is not expected to have any influence on the financial statements of the Group.

2. Standards and Interpretations Affecting the Reported Results or Financial Position

Annual improvements issued by the IASB

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 "Employee Benefits" were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected unused vacation costs as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

        B. Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 3 (as revised In 2008) Business Combinations

IFRS 3(2008) has not been adopted in the current year in advance of its effective date (business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 July, 2009.

In accordance with the relevant transitional provisions, IFRS 3(2008) need to be applied prospectively to business for which the acquisitions date is on or after 1 January 2009. The adoption of IFRS 3(2008) Business Combinations is not predicted to have a material affect on the group's accounting.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2               -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.
Adoption of new and revised Standards and interpretations (Cont.)

B.    Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IAS 17 – leases

As part of improvement to IFRSs (2009) issued in April 2009, the International Accounting Standards Board amended the requirements of IAS 17 Leases regarding the classification of leases of land. Following the amendments, leases of land are classified as either 'finance' or 'operating' in accordance with the general principles of IAS 17. These amendments are effective for annual periods beginning on or after 1 January 2010, and they are to be applied retrospectively to unexpired leases at 1 January 2010 if the necessary information was available at the inception of the lease. Otherwise, the revised Standard will be applied based on the facts and circumstances existing on 1 January 2010 (i.e. the date of adoption of the amendments) and the Group will recognise assets and liabilities related to land leases newly classified as finance leases at their fair values on that date, any difference between those fair values will be recognised in retained earrings.

IFRS 9 Financial Instruments introduces a new classification and measurement regime for financial assets within its scope.

In summary, IFRS 9 proposes that:

•	Debt instruments meeting both a "business model" test and a "cash flow characteristics" test are measured at amortized cost (the use of fair value id optional in some limited circumstances)

•	Investments in equity instruments can be designated as "fair value" through other comprehensive income with only dividends being recognized in profit or loss.

•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

•
The concept of "embedded derivatives" does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

•	Unquoted equity instruments can no longer be measured at cost less impairment (must be at fair value)

The Standard in effective commencing January 1, 2013, early adoption is possible

IAS 27 (as revised in 2008) Consolidated and Separate Statements

IAS 27(2008) has not been adopted in advance of its effective date (annual periods beginning on or after 1 July 2009). The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Group's interests in its subsidiaries.  The adoption of the revised Standard is not predicted to have an affect on the accounting of the Group.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3               -    SIGNIFICANT ACCOUNTING JUDGEMENT AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

•	Useful lives of property, plant and equipment - As described at 2F above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.
•
Impairment of goodwill - Determining whether goodwill is impaired requires an estimation of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation requires the management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

The carrying amount of goodwill at the balance sheet date was NIS 3,177 thousand.
•
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

•	Measurement of obligation for employee benefits.

C.	Key sources of estimation uncertainty

•
In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.  Included in the allowance for doubtful debts are individually impaired trade receivables. The impairment recognised represents the difference between the carrying amount of these trade receivable and the present value of the expected proceeds. The Group does not hold any collateral over these balances.

NOTE 4               -    CASH AND CASH EQUIVALANTS

	As of December 31,
	2 0 0 9	2 0 0 8

Cash in bank – NIS	4,697	221
Cash in bank - foreign currency	12,379	13,094
	17,076	13,315

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5               -    TRADE RECEIVABLES

	As of December 31,
	2 0 0 9	2 0 0 8
Domestic
Open accounts	145,914	136,510
Checks receivable	21,621	23,260
	167,535	159,770
Foreign
Open accounts	20,676	13,301
	188,211	173,071
Less - allowance for doubtful accounts	(3,796)	(4,160)
	184,415	168,911

The average credit period on sales of goods is 96 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group asses the potential customer's credit quality and defines credit limits by customer.

Of the trade receivables balance at the end of the year, NIS 14.9 million (2008: NIS 17.1 million) is due from Company A, the Group's largest customer and NIS 9.4 million (2008: NIS 5.5 million) from Company B. There are no other customers who represent more than 5% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 11.9 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

Aging of past due but not impaired

31/12/09
60-90 days	8.3
90-120 days	3.6
Total	11.9

Movement in the allowance for doubtful debts

	Year ended December 31,
	2 0 0 9	2 0 0 8

Balance at beginning of the year	4,160	2,992
Impairment losses recognized on receivables	2,599	1,334
Amounts written off as uncollectable	(2,963)	(166)
Balance at end of the year	3,796	4,160

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 6               -    OTHER RECEIVABLES

	As of December 31,
	2 0 0 9	2 0 0 8

Prepaid expenses	1,369	117
Advances to suppliers	285	512
Others	364	750
	2,018	1,379

NOTE 7               -    INVENTORIES

	As of December 31,
	2 0 0 9	2 0 0 8

Raw and auxiliary materials	42,235	42,241
Finished products and goods in process	65,967	97,761
	108,202	140,002

Includes products in transit	18,563	22,187

The inventories are presented net of impairment provision	3,218	1,158

NOTE 8               -    INVESTMENTS IN SUBSIDIARIES

	As of December 31,
	2 0 0 9	2 0 0 8

A. Goodwill, Net	3,177	3,177

Impairment tests for goodwill are discussed in note 2E.

B.	Consolidated Subsidiaries The consolidated financial statements as of December 31, 2009, include the financial statements of the following Subsidiaries:

Ownership and control
As of December 31,
2 0 0 9
%

Mondi Hadera Paper Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 9               -    FINANCIAL ASSETS

The carrying amounts of the group's financial assets are presented as follows:

	As of December 31,
	2 0 0 9	2 0 0 8

Trade and other receivables	184,946	170,016
Cash and cash equivalents	17,076	13,315
Derivative assets (1)	-	2,382
	202,022	185,713
Notes:

1.
Derivative financial instruments are held at fair value.

Appropriate valuation methodologies are employed to measure the fair value of derivative instruments.

As of 31.12.09 the derivative are presented in other financial liabilities. See also note 24E.

NOTE 10             -    ROPERTY PLANT AND EQUIPMENT

				Office
				Furniture,
		Machinery		Computers
	Leasehold	and	Motor	and
	improvements	equipment	vehicles	equipment	Total
Consolidated
Cost:
Balance - January 1, 2008	(*) 4,104	(*) 204,933	(*) 4,774	(*) 3,158	216,969
Changes during 2008
Additions	299	8,492	392	472	9,655
Dispositions	-	(1,959)	-	-	(1,959)
Increase spare parts stock	-	813	-	-	813
Balance - December 31, 2008	4,403	212,279	5,166	3,630	225,478

Changes during 2009:
Additions	628	3,454	-	301	4,383
Dispositions	-	(1,206)	(380)	-	(1,586)
Increase spare parts stock	-	235	-	-	235
Balance - December 31, 2009	5,031	214,762	4,786	3,931	228,510

Accumulated depreciation
Balance - January 1, 2008	(*) 2,144	(*) 54,341	(*) 2,113	(*) 1,878	60,476
Changes during 2008	429	9,886	773	561	11,649
Additions
Dispositions	-	(1,088)	-	-	(1,088)
Balance - December 31, 2008	2,573	63,139	2,886	2,439	71,037

Changes during 2009:	517	10,189	756	566	12,028
Additions
Dispositions	-	(1,007)	(279)	-	(1,286)
Balance - December 31, 2009	3,090	72,321	3,363	3,005	81,779
Net book value:
December 31, 2009	1,941	142,441	1,423	926	146,731
December 31, 2008	1,830	149,140	2,280	1,191	154,441

(*) Reclassified

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11             -    TRADE PAYABLES

	As of December 31,
	2 0 0 9	2 0 0 8

In Israeli currency	29,355	26,341
In foreign currency or linked thereto (1)	76,269	70,952
	105,624	97,293

		As of December 31,
		2 0 0 9	2 0 0 8
(1)
	USD	55,588	53,064
	EUR	20,681	17,888
		76,269	70,952

(*)	Average days of credit for trade payables are 104 days.

NOTE 12             -     OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Accrued payroll and related expenses	14,048	(*) 13,954	(*) 14,375
Value Added Tax	4,238	640	777
Advances from customers	314	1,284	941
Neusiedler Holding – Accrual for license fee	165	-	34
Interest payable	265	502	1,493
Other	2,049	2,006	2,220
	21,079	18,386	19,840

(*) Reclassified

NOTE 13             -    BORROWINGS

	Interest rate	As of December 31,
	%(*)	2 0 0 9	2 0 0 8
A. Secured
In NIS – Short term Bank loans	2.3%-2.7%	69,440	105,388
In NIS – not linked	2.5%-6%	19,966	26,568
In NIS indexed to the CPI	5%-6.55%	3,652	12,684
		93,058	144,640

(*)       Average interest rate as of December 31, 2009.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13             -    BORROWINGS (Cont.)

As of December 31,
2 0 0 9
B. Maturities of long term loans
First year - 2010	10,599
Second year - 2011	3,662
Third year - 2012	2,563
Fourth year - 2013	2,649
Fifth year - 2014	4,145
Onward	23,618

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

As of December 31, 2009, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 33.6%.

D.	As to a "negative pledge agreement" signed by the Company, see Note 16B.

E.
The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 314,000 thousand. As of the balance sheet date, the Group utilized NIS 90,859 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 14             -    OTHER FINANCIAL LIABILITIES

	As of December 31,
	2 0 0 9	2 0 0 8
Derivatives that are designated and effective as hedging instruments carried at fair value

Commodity forward contracts	-	5,512

See also note 24F.

Derivatives carried at fair value through profit or loss	432	-

See also note 9, note 24E

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15             -    EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Post Employment Benefits:
Benefits to retirees	2,079	(*) 1,364	(*) 1,399
Accrued severance pay	206	214	46

Short term employee benefits:
Accrued payroll and related expenses	8,121	(*) 8,791	(*) 9,321
Liability for vacation pay	5,927	5,163	5,054
	16,333	15,532	15,820

(*) B.
Reclassified

Defined contribution plan

Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

The total expense recognized in the income statement of NIS 6,683 thousand represents contributions to these plans by the group.

C.
Actuarial assumptions

The groups defined benefit plans has been calculated by estimating the present value of the future probable obligation used actual valuation methods. The discounted rate is based on field on government bonds at a fixed interest rate which have an average lifetime equal to that of the gross liability. The actuarial assumptions used in the plan are detailed bellow.

D.
Defined benefit plans

The groups defined benefit plans include benefits to retirees – holiday gifts and paper distribution.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2009	2008	2007

Discount rate	5.54%-6%	5.9%	3.62%
Expected rate of inflation	2.6%-2.7%	2.1%	1.9%
Expected rate of leaving	3%-14%	3%-11%	5%

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15             -    EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.) Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2009	2008	2007

Current service cost	20	17	74
Interest on obligations	61	66	66
Actuarial losses (gains) recognized in the year	44	(382)	-
Benefit paid during the year	(49)	(42)	(38)
	76	(341)	102

The amount included in the balance sheet arising from the entity's obligation in respect of its defined benefit plans is as follows:

	As of December 31,
	2009	2008	2 0 0 7

Present value of funded defined benefit obligation	1,134	1,058	1,399

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2009	2008	2007

Opening defined benefit obligation	1,058	1,399	1,297
Current service cost	20	17	74
Interest cost	61	66	66
Actuarial losses (gains)	44	(382)	-
Benefits paid	(49)	(42)	(38)
Closing defined benefit obligation	1,134	1,058	1,399

 MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15             -    EMPLOYEE BENEFITS (Cont.)

D.
Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

Other employee benefits of the Group  include liabilities for early retirement.

The obligation in respect of early retirement includes an obligation for pension of the period starting the date of the early retirement up to reaching the legal retirement age.

The amount included in the balance sheet arising from the entity's obligation in respect of early retirement is as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Present value of funded defined benefit obligation	945	306	-

   Movements in the present value of early retirement in the current period were as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	306	-	-
Interest cost	54	-	-
Current service cost	759	306	-
Benefits paid	(174)	-	-
Closing defined benefit obligation	945	306	-

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16             -    COMMITMENTS AND CONTINGENT LIABILITIES

A.
Commitments:

The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from Hadera Paper Group. At the balance sheet date, the group had outstanding commitments under non cancellable operating leases, which fall due as follows:

Consolidated

Within 1 Year	4,654
Between 1 to 2 Years	6,494
Between 2 to 5 Years	9,600
20,748

Negotiations between the company & its two shareholders are currently being held regarding the transfer of logistic activities from the Hadera, Holon & Haifa sites of the company to a central logistic site which is in process of being built. The minority shareholder of the company has signed an operational lease agreement on 18/9/2008 under which it has undertaken to lease the site for two of its subsidiaries & for the company. The total monthly rental fee according to this agreement is 1,135k NIS (linked to the Israeli CPI) & the company's part of the site is planned to be 36%.  The company has signed a guarantee for its future part of the site agreement.

B.
Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2009 is NIS 93,058 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 17             -    SHAREHOLDERS' EQUITY

A.	As of December 31, 2009, 2008 and 2007, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

B.
Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors (See also Note 1A).

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18             -    REVENUE

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Industrial operations	531,453	569,772	580,202
Commercial operations	137,769	162,575	189,830
	669,222	732,347	770,032

NOTE 19             -    COST OF SALES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Purchases (*)	117,080	141,478	175,507
Materials consumed	292,083	373,131	383,002
Salaries and related expenses	44,018	42,760	40,756
Subcontracting	3,075	4,494	5,260
Energy costs	47,535	49,240	57,700
Depreciation	11,903	11,487	10,432
Other manufacturing costs
and expenses (including rent)	31,114	34,796	28,133
	546,808	657,386	700,790
Change in finished goods , goods in
process, and products in transit (**)	31,729	(7,746)	(12,790)
	578,537	649,640	688,000

(*)	The purchases of the Group are related principally to commercial operations.
(**)	Change in raw and auxiliary materials are included in materials consumed.

NOTE 20             -    SELLING EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Salaries and related expenses	20,029	19,780	19,340
Packaging and shipping to customers	8,095	6,512	6,065
Maintenance and rent	7,961	8,408	8,438
Vehicles	1,755	1,855	1,953
Advertising	250	126	450
License fees to a shareholder	166	-	26
Depreciation	77	124	212
Others	1,361	1,488	1,405
	39,694	38,293	37,889

 MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21             -    GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Salaries and related expenses	4,356	4,025	4,221
Office maintenance	234	147	174
Professional and management fees	1,549	1,413	1,998
Depreciation	48	57	57
Bad and doubtful debts	2,599	1,334	156
Other	2,040	2,764	3,926
	10,826	9,740	10,532

NOTE 22             -    FINANCE COSTS

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

A. Financing income:
Interest income	104	415	393
Foreign currency gains (see note C)	-	5,474	5,390
Total financing income	104	5,889	5,783

B. Financing costs:
Interest expenses
Interest on bank loans	8,329	13,134	13,857
Interest on defined benefit arrangements (see note 15)	61	362	340
Foreign currency losses (see note C)	2,973	-	-
Total interest expenses	11,363	13,496	14,197

Net finance cost	11,259	7,607	8,414

C. Foreign Exchange
The amounts credited to the consolidated income statement are presented below:
Included in net financing costs
Foreign currency gains (losses)	(159)	3,092	5,390
Fair value gains (losses) on forward foreign exchange contracts (see note 24)	(2,814)	2,382	-
Net foreign currency (losses) gains	(2,973)	5,474	5,390

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23             -    INCOME TAXES

A.
The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Current taxes	3,614	97	140
Taxes in respect of prior years	-	-	74
Deferred taxes (D. below)	(3,003)	7,030	7,006
	611	7,127	7,220

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Income before income taxes	29,282	26,483	25,510

Statutory tax rate	26%	27%	29%
Tax computed by statutory tax
rate	7,613	7,150	7,398

Tax increments (savings) due to:
Non-deductible expenses	-	75	-
Loss on disposal not recognized as deferred tax asset	-	158	-
Utilization of tax losses not previously recognized	(483)	-	-
Change in tax rate	(6,379)	-	-
Differences arising from basis of measurement	(140)	(256)	(252)
Prior years income taxes	-	-	74
	611	7,127	7,220

D.	Deferred Taxes

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Balance as of beginning of year	(24,274)	(18,677)	(11,671)
Charged to the consolidated income statements	3,003	(7,030)	(7,006)
Charged directly to equity	(1,433)	1,433	-
Balance as of end of year	(22,704)	(24,274)	(18,677)

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23             -    INCOME TAXES (Cont.)

E.	Deferred Taxes (cont.)

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Deferred taxes arise from the following:
Allowance for doubtful accounts	949	744	570
Vacation and recreation pay	1,709	1,586	1,743
Carry forward tax losses	-	2,533	8,933
Depreciable fixed assets	(25,412)	(30,624)	(29,934)
Accrued severance pay, net	50	54	11
Cash flow hedges	-	1,433	-
	(22,704)	(24,274)	(18,677)

For 2009 - Deferred taxes were computed at rates between 25%-20%, primarily - 25%.

Deferred taxes are not recognized in respect of all losses of subsidiaries amounted to NIS 1,853 thousands as of December 31, 2009.

F.
Reduction of Corporate Tax Rates

In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established.

G.
On July 14, 2009 the Knesset (The legislative branch of the Israeli government), passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 20010) – 2009, which stipulates, inter allia, and additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of Group tax applying to the 2009 tax year and thereafter are as follows: 2009 tax year – 26%, 2010 tax year – 25%, 2011 tax year – 24%, 2012 tax year – 23%, 2013 texture – 22%, 2014 tax year – 21%, 2015 tax year – 20%, and in the 2016 tax year and thereafter there will be companies tax rate of 18%. The change in the tax rates have decreased the deferred taxes liability as of December 31, 2009 in the amount of NIS 6,379 thousand.

H.	The Company and its Subsidiaries have tax assessments that are final through the 2004 tax year.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS

A.	Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2009	2008
Financial assets
Derivative instruments	-	2,382
Loans and receivables (including cash and cash equivalents)	202,022	183,330

Financial liabilities
Derivative instruments	432	-
Derivative instruments in designated hedge accounting relationships	-	5,512
Amortized cost	263,669	319,168

C.	Credit risk

The Group's cash and cash equivalents as of December 31, 2009 and 2008 are deposited mainly with major banks. The group considers the credit risks in respect of these balances to be remote.

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

Total amount of trade receivables insured against credit insurance is NIS 50,632 thousands as of December 31, 2009. (2008: NIS 103,427 thousands).

The carrying amount of financial assets recorded in the financial statements, net of  insured amount, represents the group's exposure to credit risk.

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

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Forecast liquidity represents the Group's expected cash inflows, principally generated from sales made to customers, less the Group's contractually – determined cash outflows, principally related to supplier payments and the repayment of borrowings, plus the payment of any interest accruing thereon. The matching of these cash inflows and outflows rests on the expected ageing profiles of the underlying assets and liabilities. Short-term financial assets and financial liabilities are represented primarily by the Group's trade receivables and trade payables respectively. The matching of the cash flows that result from trade receivables and trade payables takes place typically over a period of three to four months from recognition in the balance sheet and is managed to ensure the ongoing operating liquidity of the Group. Financing cash outflows may be longer-term in nature. The Group does not hold long-term financial assets to match against these commitments, but is significantly invested in long-term non-financial assets, which generate the sustainable future cash inflows, net of future capital expenditure requirements, needed to service and repay the Group's borrowings.

The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

Maturity profile of outstanding financial liabilities'

	1 year	1-2 years	2-5 years	Total
2009
Supplier payables	170,346	-	-	170,346
Borrowings'	81,027	4,318	10,419	95,764
Total	251,373	4,318	10,419	266,110

2008
Supplier Payables	174,026	-	-	174,026
Borrowings'	123,002	11,510	14,741	149,253
Total	297,028	11,510	14,741	323,279

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2009	2008	2009	2008
	NIS	NIS	NIS	NIS
USD	56,020	53,064	37,692	30,239
EUR	20,681	23,400	1,079	4,945

The Group is mainly exposed to USD and EUR.

The following table details the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact	EUR Impact
	2009	2009
	NIS	NIS
Profit or loss (1)	282	1,962

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

Forward foreign exchange contracts

The Group enters into forward foreign exchange contracts to manage the risk associated with anticipated sales and purchase transactions, which are treated as non hedging instruments. The resulting gain or loss is recognized in profit or loss immediately.

The following table details the forward foreign currency (FC) contracts outstanding as at reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Net Fair value NIS

Less than 3 months	USD	NIS	432

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

F.	Commodity price risk

The group has entered into cash flaw hedge contracts in December, 2008 in order to reduce its exposure to change in raw materials price.

During 2009 the group recognized a loss of NIS 5,404 thousands in statements of operation as a result of the hedge.

As of 31.12.09 there are no outstanding cash flow hedge contracts.

G.	Fair value of financial instruments

The financial instruments of the Group consist of derivative and non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks. Derivative liabilities include foreign exchange forward contracts. Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 24             -    FINANCIAL INSTRUMENTS (Cont.)

F.	Linkage Terms of Financial Instruments

	December 31, 2009			December 31, 2008
	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	In, or linked to, foreign currency (mainly dollar)	Linked to the Israeli CPI	Unlinked	Unlinked
	NIS in thousands			NIS in thousands
Assets:
Cash and cash equivalents	12,379	-	4,697	13,094	-	221
Financial assets carried at fair value through profit or loss	-	-	-	2,382	-	-
Trade and other receivables	26,392	-	158,554	19,709	-	150,307
	38,771	-	163,251	35,185	-	150,528
Liabilities:
Short-term credit from banks	-	-	69,440	-	-	105,388
Trade and other payables	76,269	-	94,342	70,952	-	103,576
Other financial liabilities	432	-	-	5,512	-	-
Long term loans (including current maturities)	-	3,653	19,965	-	12,684	26,568
	76,701	3,653	183,747	76,464	12,684	235,532

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25             -    RELATED PARTIES

The Group is owned by Neusiedler Holding (The "Parent Company") (50.1%) and Hadera Paper Ltd. (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	Year ended December 31,		Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8

Sales to related parties	23,453	14,882	-	-

Purchases of goods	-	-	6,225	2,895

Cost of sales	85,709	88,775	1,818	2,660

Selling expenses, net
(Participation in selling
expenses, net)	-	-	166	-

General and administrative expenses	3,020	2,743	-	-

Financing expenses ,net	3,349	3,703	-	232

B.	Balances with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	As of December 31,		As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 9	2 0 0 8
Other receivables	-	-	-	370

Trade payables	57,595	69,614	2,752	221

Other payables and accrued expenses	-	-	166	-

C.	(1)
The Group leases its premises from Hadera Paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements. See also Note 16A above.

(2)	The Group is obligated to pay commissions to Mondi Neusiedler GmbH.

MONDI HADERA PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25             -    RELATED PARTIES (Cont.)

D.	Compensation of key management personnel

Total remuneration of key management during the year was as follows:
	Year ended December 31,
	2 0 0 9	2 0 0 8

Short term benefits	5,175	5,085
Share options	648	635
	5,823	5,720

The Company's senior management was rewarded by allotment of Mondi Plc's and Hadera Paper's share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company's debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2009

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying consolidated statements of financial position of Hogla-Kimberly Ltd. (“the Company”) as of December 31, 2009, 2008 and 2007, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated changes in shareholders' equity and consolidated statements of cash flows of the Company for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the statements of financial position of the Company and its subsidiaries as of December 31, 2009, 2008 and 2007, and the consolidated income statements, consolidated statements of comprehensive income, consolidated changes in shareholders'  equity and the consolidated statements of cash flows of the Company, for each of the three years then ended, in conformity with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Brightman Almagor  Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
February 18, 2010

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT
OF FINANCIAL POSITION
(NIS in thousands)

		As of December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7
Current Assets
Cash and cash equivalents	4	106,996	23,219	23,082
Trade receivables	5	289,680	264,918	263,879
Inventories	6	180,631	234,841	184,424
Current tax assets	22	-	137	12,219
Capital note of shareholder	7	-	32,770	-
Other current assets	8	5,757	6,340	8,019
		583,064	562,225	491,623
Non-Current Assets
Capital note of shareholder	7	-	-	31,210
VAT Receivable		47,171	41,423	43,317
Property plant and equipment	9A	334,604	317,174	310,368
Goodwill	10	18,650	18,708	24,495
Employee benefit assets	11	517	343	-
Deferred tax assets	22	4,899	4,389	11,245
Prepaid expenses for operating lease	9B	1,765	1,894	2,022
		407,606	383,931	422,657
		990,670	946,156	914,280
Current Liabilities
Borrowings	12	25,977	52,718	155,302
Trade payables	13	296,359	286,835	262,304
Employee benefit obligations	11	12,855	(*) 11,241	(*) 10,396
Current tax liabilities	22	26,631	5,413	2,260
Dividend payables		40,000	-	-
Other payables and accrued expenses	14	57,873	44,023	36,909
		459,695	400,230	467,171
Non-Current Liabilities
Borrowings	12	33,736	59,044	-
Employee benefit obligations	11	7,515	(*) 7,879	(*) 6,443
Deferred tax liabilities	22	33,631	38,014	39,730
		74,882	104,937	46,173
Commitments and Contingent Liabilities	15
Capital and reserves	16
Issued capital		265,246	265,246	265,246
Reserves		(60,156)	(57,680)	(8,106)
Retained earnings		251,003	233,423	143,796
		456,093	440,989	400,936
		990,670	946,156	914,280

(*)  Reclassified.

G .Calvo Paz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the financial statements: 18 February, 2010.

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

		Year ended December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7

Revenue	17	1,726,627	1,608,576	1,375,674
Cost of sales	18	1,164,949	1,097,567	968,594

Gross profit		561,678	511,009	407,080

Operating costs and expenses
Selling and marketing expenses	19	304,776	308,737	286,042
General and administrative expenses	20	63,097	66,519	59,588
		367,873	375,256	345,630

Operating profit		193,805	135,753	61,450

Finance expenses	21	(3,041)	(12,355)	(29,327)
Finance income	21	4,557	13,702	1,790
Finance income (expenses), net		1,516	1,347	(27,537)

Profit before tax		195,321	137,100	33,913

Income taxes charge	22	(44,226)	(47,473)	(64,545)

Profit (loss) for the year		151,095	89,627	(30,632)

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year Ended December, 31
	2 0 0 9	2 0 0 8	2 0 0 7

Profit for year	151,095	89,627	(30,632)
Exchange differences arising on translation of foreign operations	(1,375)	(52,096)	7,636
Cash flow hedges	766	(572)	(1,841)
Transfer to profit or loss from equity on cash flow hedge	(2,270)	4,081	47
Income tax relating to components of other comprehensive income	403	(987)	521

Other comprehensive income (loss) for the year (net of tax)	(2,476)	(49,574)	6,363

Total comprehensive income for the year	148,619	40,053	(24,269)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2009

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Total comprehensive income	-	-	(1,375)	(1,101)	151,095	148,619
Dividend	-	-	-	-	(133,515)	(133,515)
Balance - December 31, 2009	29,638	235,608	(60,228)	72	251,003	456,093

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Total comprehensive income	-	-	(52,096)	2,522	89,627	40,053
Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Accumulated other comprehensive income	Retained earnings	Total

Year ended December 31, 2007

Balance - January 1, 2007	29,638	230,153	(14,393)	(76)	181,443	426,765
Total comprehensive income	-	-	7,636	(1,273)	(30,632)	(24,269)
Movement in capital note revaluation reserve	-	-	-	-	(1,560)	(1,560)
Capitalization of retained earnings From Approved Enterprise Earnings	-	5,455	-	-	(5,455)	-
Balance - December 31, 2007	29,638	235,608	(6,757)	(1,349)	143,796	400,936

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Cash flows – operating activities
Net income (Loss) for the year	151,095	89,627	(30,632)
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	90,548	12,972	121,853
Net cash generated by operating activities	241,643	102,599	91,221

Cash flows – investing activities
Acquisition of property plant and equipment	(42,484)	(53,334)	(43,013)
Proceeds from disposal of Property plant and equipment	32	4,851	124
Repayment of capital note by shareholders	32,770	-	-
Interest received	1,495	1,525	720
Net cash used in investing activities	(8,187)	(46,958)	(42,169)

Cash flows – financing activities
Dividend paid	(93,515)	-	-
Borrowings received	-	82,947	-
Borrowing paid	(23,904)	-	-
Short-term bank credit	(28,139)	(124,286)	(7,368)
Interest paid	(3,381)	(8,353)	(26,470)
Net cash used in financing activities	(148,939)	(49,692)	(33,838)

Net increase in cash and cash equivalents	84,517	5,949	15,214
Cash and cash equivalents – beginning of year	23,219	23,082	7,190
Effects of exchange rate changes on the balance of cash held in foreign currencies	(740)	(5,812)	678
Cash and cash equivalents - end of year	106,996	23,219	23,082

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
A. Adjustments to reconcile operating profit to net cash provided by operating activities
Finance expenses adjustments to profit	4,426	6,828	25,750
Taxes on income recognized in profit and loss	44,226	47,473	64,545
Depreciation and amortization	29,213	24,367	27,871
Capital loss on disposal of property, plant and equipment	948	2,878	658
Effect of exchange rate differences, net	-	-	(1,110)
Effect of discounting capital note to shareholder	-	(1,560)	(1,560)

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(19,566)	5,465	25,381
Decrease (Increase) in other current assets	597	3,872	(516)
Decrease (Increase) in inventories	54,144	(66,659)	(7,004)
Increase in trade payables	11,927	18,407	36,894
Net change in balances with related parties	(12,911)	1,339	(5,878)
Increase (Decrease) in other payables and accrued expenses	12,303	(3,195)	9,147
Effect of exchange rate differences on dividend payables	(2,540)	-	-
Decrease in other long term asset	(5,947)	(9,163)	(14,177)
Change in employee benefit obligations, net	1,089	5,414	4,822
	117,909	41,856	164,823
Income taxes received	10,880	7,065	6,030
Income taxes paid	(38,241)	(35,949)	(49,000)
	90,548	12,972	121,853

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 1  -      DESCRIPTION OF BUSINESS AND GENERAL

A.
Description Of Business

Hogla Kimberly Ltd. (“the Company”) and its Subsidiaries are engaged principally in the production and marketing of paper and hygienic products. The Company’s results of operations are affected by transactions with shareholders and affiliated companies.

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) Hadera Paper Ltd. (49.9%).

B.	Definitions:

The Company	-	Hogla-Kimberly Ltd
The Group	-	the Company and its Subsidiaries
Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.
Related Parties	-	as defined by IAS 24.
Interested Parties	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.
Controlling Shareholder	-	as defined in the 1968 Israeli Securities law and Regulations.
NIS	-	New Israeli Shekel.
CPI	-	the Israeli consumer price index.
Dollar	-	the U.S. dollar.
YTL	-	the Turkish New Lira.

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.
Applying International Accounting Standards (IFRS)

Statement of compliance

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) for all reporting periods presented.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.
Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

•	Assets and liabilities measured by fair value and derivative financial instruments.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2R.

C.
Foreign currencies

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements.

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

Exchange differences are recognised in profit or loss in the period in which they occur except for:

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

•
Exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation, and which are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.
Foreign currencies (Cont.)

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

F.
Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognised at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

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

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.
Property, plant and equipment

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the cost model.

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset's acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Cost determined as follows:

Manufactured finished products                               Based on standard cost method

Purchased finished goods raw, auxiliary materials and other                    Based on moving-average basis.

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

Financial assets are classified into Loans and receivables

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Financial assets (Cont.)

(2)
Loans and receivables

Trade receivables, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial

(3)
Impairment of financial assets

Financial assets, are assessed for indicators of impairment at each balance sheet date.

Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

For all other financial assets, objective evidence of impairment could include

•   Significant financial difficulty of the issuer or counterparty; or
•   Default or delinquency in interest or principal payments; or
•   It becoming probable that the borrower will enter bankruptcy or financial re-organization.

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Other financial liabilities

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

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of highly probable forecast transactions or hedges of foreign currency risk of firm commitments (cash flow hedges),

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months and it is not expected to be realised or settled within 12 months. Other derivatives are presented as current assets or current liabilities.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Derivative financial instruments (Cont.)

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

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss, and is included in the “finance income” or "finance expenses" lines of the income statement. Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss, in the same line of the income statement as the recognised hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

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

N.	Revenue recognition Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

   (1)    Sale of goods
    Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be measured reliably;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and

•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Revenue recognition (Cont.)

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Taxation (Cont.)

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

P.
prepaid expenses of operating lease

Operating lease payments are recognised as an expense on a straight-line basis over the lease term. the Company's lands in Afula which were leased from the Israel Land Administration, shall be presented in the Company's balance sheet as prepaid expenses for operating lease in respect of lease, and amortized over the remaining period of the lease.

Q.	Employee benefits
(1)
Post-Employment Benefits

The Group's post-employment benefits include: benefits to retirees and liabilities for severance benefits. The Group's post-employment benefits are classified as either defined contribution plans or defined benefit plans. Most of the Group's employees are covered by Article 14 to the Severance Law and therefore the Group's companies makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

Expenses in respect of a Defined Benefit Plan are carried to the income statement in accordance with the Projected Unit Credit Method, while using actuarial estimates that are performed at each balance sheet date. The current value of the Group's obligation in respect of the defined benefit plan is determined by discounting the future projected cash flows from the plan by the market yields on government bonds, denominated in the currency in which the benefits in respect of the plan will be paid, and whose redemption periods are approximately identical to the projected settlement dates of the plan.

Actuarial profits and losses are carried to the income statements on the date they were incurred. The Past Service Cost is immediately recognized in the Group's income statement to the extent the benefit has vested. A past service cost which has not yet vested is amortized on a straight-line basis over the average vesting period until the benefit becomes vested.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2  -         SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Q.	Employee benefits (Cont.)
(1)
Post-Employment Benefits (Cont.)

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet, includes the current value of the obligation in respect of the defined benefit, with the addition (net of) actuarial past service cost that was not yet recognized. A net plan, which is created from said calculation, is limited to the amount of the actuarial.

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

R.
Exchange Rates and Linkage Basis

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL’000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2009	1,515	3.775	114.55
December 31, 2008	1,521	3.802	110.55
December 31, 2007	1,176	3.846	106.40

Increase (decrease) during the:	%	%	%
Year ended December 31, 2009	(0.4)	(0.71)	3.7
Year ended December 31, 2008	29.38	(1.14)	3.9
Year ended December 31, 2007	(16.95)	(8.97)	3.8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

      S.         Adoption of new and revised Standards and interpretations

(1)
Standards and Interpretations which are effective and have been applied in these financial statements

Three Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period, these are:

IAS 1 (revised 2007) Presentation of Financial Statements

The revised Standard has introduced a number of terminology changes (including revised titles for the condensed financial statements) and has resulted in a number of changes in presentation and disclosure. According to the requirements of the standard the company chose to present statement of comprehensive income in separate from the income statement.

However, the revised Standard has had no impact on the reported results of operations and the financial position of the Group.

Amendment to IFRS 7 "Financial Instruments Disclosure"

The amendments require enhanced disclosures about fair value measurements and liquidity risk, by establishing a three level hierarchy for making fair value measurements.

Entities are required to apply the amendments for annual periods beginning on or after January 1, 2009, with earlier application permitted.

The management of the Group estimated that the implementation of the amendment does not have any influence on the financial statements of the Group.

Amendment to IAS 19 "employee benefits"

The definitions of short-term and other long-term employee benefits, as Defined in IAS 19 "Employee Benefits" were amended as part of the May 2009 annual improvements issued by the IASB.

According to the amendment, the unused compensated absences should be classified as a short-term benefit in accordance with IAS 19 and will be presented as a current liability in the statement of financial position.

Effective from 1 January 2009, the company measures the expected cost of unused, accumulated compensated absences as the amount that the entity expects to pay as a result of the unused entitlement that has accumulated at the end of the reporting period.

As a result of the amendment NIS 9,433 thousand were reclassified from employee benefit obligations in non-current liabilities to employee benefit obligations in current liabilities as of December 31, 2008.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

                          S.       Adoption of new and revised Standards and interpretations (Cont.)

S.
Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

Amendment IAS 36 "Impairment of Assets"

The amendment determines that allocation of goodwill acquired in a business combination should be to cash generating unit which is not larger tan an operating segment in accordance with IFRS 8 "Operating Segments".

The amendment is effective commencing January 1, 2010.

The Company estimates that the financial statements will not be effected by the amendment

Amendment to IAS 17 "Leases"

The amendment determines that land and building leased will be classified in accordance to general classification instructions to each component, therefore land leases from the Israeli land administration could be classified as finance lease.

The amendment is effective commencing January 1, 2010, early adoption is permitted.

At this stage management is examining the effect of this amendment on the group's financial statements.

IFRS 9

IFRS 9 Financial Instruments introduces a new classification and measurement regime for financial assets within its scope.

In summary, IFRS 9 proposes that:

•	Debt instruments meeting both a "business model" test and a "cash flow characteristics" test are measured at amortized cost (the use of fair value id optional in some limited circumstances)

•	Investments in equity instruments can be designated as "fair value" through other comprehensive income with only dividends being recognized in profit or loss.

•	All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

•
The concept of "embedded derivatives" does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

•	Unquoted equity instruments can no longer be measured at cost less impairment (must be at fair value)

            The Standard in effective commencing January 1, 2013, early adoption is possible.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 2   -       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S. (2)
Adoption of new and revised Standards and interpretations (Cont.)

Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (cont.)

Amendment to IFRS 2 "Share-based Payment"

The amendments clarify the accounting for group Cash Cash-settled Share-based payment transactions. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC 8 scope of IFRS 2 and IFRIC 11 IFRS 2 Group and Treasury share transactions. The amendments are effective for annual reporting periods commencing January 1, 2010.

IAS 27 (as revised in 2008) Consolidated and Separate Statements

IAS 27(2008) has not been adopted in advance of its effective date (annual periods beginning on or after 1 July 2009). The revisions to IAS 27 principally affect the accounting for transactions or events that result in a change in the Group's interests in its subsidiaries. The adoption of the revised Standard is not predicted to have an affect on the accounting of the Group.

IFRS 3 (as revised In 2008) Business Combinations

IFRS 3(2008) has not been adopted in the current year in advance of its effective date (business combinations for which the acquisition date is on or after the beginning of the first annual period beginning on or after 1 July, 2009.

In accordance with the relevant transitional provisions, IFRS 3(2008) need to be applied prospectively to business for which the acquisitions date is on or after 1 January 2009. The adoption of IFRS 3(2008) Business Combinations is not predicted to have a material affect on the group's accounting.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 3   -       CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

The carrying amount of goodwill at the balance sheet date was NIS 18.6 million.

Useful lives of property, plant and equipment
As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 3   -       CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont.)

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

NOTE 4    -     CASH AND CASH EQUIVALENTS

	As of December 31,
	2009	2008	2007
	NIS in thousands
Cash in banks	1,788	1,750	7,510
Short term bank deposits	105,208	21,469	15,572
Cash and cash equivalents	106,996	23,219	23,082

NOTE 5    -      TRADE RECEIVABLES

                          Composition

		As of December 31,
		2009	2008	2007
		NIS in thousands

Domestic	- Open accounts	179,902	178,421	172,982
	- Checks receivable	38,957	36,444	33,994
	- Related parties	940	948	897
		219,799	215,813	207,873

Foreign	- Open accounts	38,470	27,235	40,596
	- Related parties	34,742	29,335	21,781
		73,212	56,570	62,377
		293,011	272,383	270,250
Less - allowance for doubtful accounts		3,331	7,465	6,371
		289,680	264,918	263,879

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 5   -     TRADE RECEIVABLES (Cont.)

The average credit period on sales of goods is 60 days.

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company's policy taking into account its rating and collaterals.

Of the trade receivables balance at the end of the year, 49.4 million NIS (2008: 40 million) is due from Company A, and 36 million Nis (2008: 29.8 million) is due from customer B which are the Group’s largest customers .There are no other customers who represent more than 10% of the total balance of trade receivables.

Hogla Kimberly exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 24.

Included in the Group's trade receivable balance, are debtors with a carrying amount of NIS 8,830 thousands which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group is insured for NIS 164 million of these balances.

Ageing of past due but not impaired

As of December 31, 2009

30-90 days	7,291
More then 120 days	1,539
8,830

Movement in provision for doubtful debts during the year

	As of December 31
	2009	2008	2007
	NIS in thousands
Balance at beginning of the year	7,465	6,371	26,855
Impairment losses recognized on receivables	315	2,360	783
Amounts written off as uncollectible	(2,943)	-	(14,519)
Amounts recovered during the year	(1,506)	(1,098)	(7,169)
Foreign currency exchange rate differences	-	(168)	421

Balance at end of the year	3,331	7,465	6,371

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 6    -      INVENTORIES

                          Composition

	As of December 31,
	2009	2008	2007
	NIS in thousands
Raw and auxiliary materials	80,660	113,667	75,071
Finished goods	79,012	100,083	89,886
Spare parts and other	20,959	21,091	19,467
	180,631	234,841	184,424

                  In 2009 raw materials and changes in finished goods recognized as cost of sales amounted to NIS 597,791 (2008 – NIS 564,455 2007 – NIS 485,152).

       As of December 31, 2009 and 2008 allowance for impairment of inventory amounted to NIS 5.7and NIS 5.4 million, respectively.

       During 2009 and 2008 a provision that was recorded in cost of sales resulting from impairment of inventory was 289 and 2500 thousand NIS, respectively.

       All Finish goods and Raw and auxiliary materials inventories are expected to be recovered in period of no more than twelve months.

NOTE 7   -        CAPITAL NOTE OF SHAREHOLDER

                          On March 19, 2009 Hadera Paper Ltd repaid the capital note to the company in the amount of NIS 32.77 million.

NOTE 8    -       OTHER CURRENT ASSETS

	As of December 31,
	2009	2008	2007
	NIS in thousands
Prepaid expenses	2,976	3,299	5,262
Derivatives assets (*)	-	2,041	-
Loans to employees	473	449	588
Other	2,308	551	2,169
	5,757	6,340	8,019
(*) Derivatives assets see note 23.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 9   -      PROPERTY PLANT AND EQUIPMENT

      A.  Composition and movement

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2009	51,090	15,718	482,521	12,343	13,862	575,534
Changes during 2009:
Additions	2,412	2,431	42,428	-	618	47,889
Dispositions	(130)	-	(8,984)	-	(18)	(9,132)
Foreign currency translation adjustments	(105)	1	(409)	(5)	(22)	(540)
Balance - December 31, 2009	53,267	18,150	515,556	12,338	14,440	613,751

Accumulated depreciation:
Balance - January 1, 2009	20,208	8,241	209,087	10,663	10,161	258,360
Changes during 2009:
Additions	1,268	1,293	24,732	567	1,218	29,078
Dispositions	(130)	-	(8,004)	-	(18)	(8,152)
Foreign currency translation adjustments	(23)	4	(108)	(5)	(7)	(139)
Balance - December 31, 2009	21,323	9,538	225,707	11,225	11,354	279,147
Net book value:
December 31, 2009	31,944	8,612	289,849	1,113	3,086	334,604

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2008	56,589	13,558	488,301	14,510	18,481	591,439
Changes during 2008:
Additions	3,260	3,083	47,118	341	1,125	54,927
Dispositions	(490)	(607)	(39,673)	(2,231)	(4,492)	(47,493)
Foreign currency translation adjustments	(8,269)	(316)	(13,225)	(277)	(1,252)	(23,339)
Balance - December 31, 2008	51,090	15,718	482,521	12,343	13,862	575,534

Accumulated depreciation:
Balance - January 1, 2008	21,521	7,247	225,389	12,647	14,267	281,071
Changes during 2008:
Additions	585	1,182	21,073	519	1,008	24,367
Dispositions	(465)	(23)	(32,578)	(2,225)	(4,473)	(39,764)
Foreign currency translation adjustments	(1,433)	(165)	(4,797)	(278)	(641)	(7,314)
Balance - December 31, 2008	20,208	8,241	209,087	10,663	10,161	258,360
Net book value:
December 31, 2008	30,882	7,477	273,434	1,680	3,701	317,174

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 9    -      PROPERTY PLANT AND EQUIPMENT (Cont.)

A.	Composition and movement (Cont.)

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2007
Changes during 2007:	52,531	12,066	453,748	13,101	16,493	547,939
Additions	1,158	1,406	34,007	1,424	1,580	39,575
Dispositions	-	-	(2,438)	-	-	(2,438)
Foreign currency translation adjustments	2,900	86	2,984	(15)	408	6,363
Balance - December 31, 2007	56,589	13,558	488,301	14,510	18,481	591,439

Accumulated depreciation:
Balance - January 1, 2007	19,890	6,193	202,421	12,065	12,561	253,130
Changes during 2007:
Additions	1,157	1,034	23,435	597	1,519	27,742
Dispositions	-	-	(1,654)	-	-	(1,654)
Foreign currency translation adjustments	474	20	1,187	(15)	187	1,853
Balance - December 31, 2007	21,521	7,247	225,389	12,647	14,267	281,071
Net book value:
December 31, 2007	35,068	6,311	262,912	1,863	4,214	310,368

B.
Prepaid expenses for operating lease

Hogla-Kimberly leased land in Afula from the Israel Land Administration on January 1988 at the amount of NIS 4,600 thousand, the end of the leasing period is September 2023.

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Prepaid expenses for operating leases as of January, 1988	4,600	4,600	4,600
Accumulated expenses recognized in profit and loss	(2,835)	(2,706)	(2,578)
	1,765	1,894	2,022

NOTE 10   -    INVESTMENTS IN SUBSIDIARIES

      A.  Goodwill

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Cost	26,009	26,009	26,009
Translation adjustments	(7,359)	(7,301)	(1,514)
	18,650	18,708	24,495

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 10    -   INVESTMENTS IN SUBSIDIARIES (Cont.)

B.
Annual impairment test

The goodwill is allocated to KCTR's activity, which is the cash generating unit for the purpose of calculating the recoverable amount.

The recoverable amount value is based on the fair value of investment in KCTR less cost to sell, calculated by six (*) years DCF forecast approved by the company's management and based on the following assumptions, determined by KC experience in similar markets. :

1.   Long term growth ratio of 0%.
2.   Weighted cost of capital of 13%.

C.
Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.Ş. ("KCTR")

As of December 31, 2009 and 2008, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 250,813 and NIS 208, 313 thousand respectively (including goodwill – see above). In recent years KCTR incurred significant losses from operations.
The company examined the investment in KCTR for impairment in accordance to its revocable amount.

Based on the said examination, the company's business forecast and estimates made, no impairment is required. (see note 10 B above)

During years 2005 - 2009, the Company provided KCTR NIS 583,758 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2009.  Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

D.	Consolidated Subsidiaries The consolidated financial statements as of December 31, 2009, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2009
%

Hogla-Kimberly Marketing Ltd. (“Marketing”)	100

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret A.Ş. (“KCTR”)	100
Mollet Marketing Ltd. (“Mollet”)	100
H-K Overseas (Holland) B.V. (*)	100
Hogla-Kimberly Holding Anonim Sirketi (*)	100
(*) The company is inactive.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 10    -   INVESTMENTS IN SUBSIDIARIES (Cont.)

E.	Capital Injections

1. 2.
In December, 2007 the capital notes to KCTR were converted to capital injections at the amount of NIS 44,609 thousands

In December 2007, Hogla Kimbely made a share premium contribution to it's subsidiary, H-K Overseas (Holland) B.V, in the amount of NIS 18,045 thousands.

NOTE 11    -   EMPLOYEE BENEFITS

      A.       Composition

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Post Employment Benefits:
Severance pay benefits:
Severance pay liability	4,176	3,341	1,142
Less – Amounts deposited with a general fund	(2,160)	(1,745)	-
Severance pay net	2,016	1,596	1,142

Liability for early retirement	4,237	5,009	4,394

Benefits to retirees	1,910	1,995	1,899

Other short term employee benefits:

Liability for vacation pay	11,690	10,178	9,404

Stated in the balance sheet as follows:
Non current Assets	517	343	-
Short-term Liabilities	12,855	11,241	10,396
Long-term Liabilities	7,515	7,879	6,443

B.
Defined contribution plan

Most of the Company and its Israeli subsidiaries employees are covered by Article 14 to the Severance Law and therefore the Company and its Israeli subsidiaries makes regular deposits (contributions) in the name of their employees and do not have an obligation to pay further contributions. The Group's deposits under the Defined Contribution Plan are carried to the income statements on the date of the provision of work services, in respect of which the Group is obligated to make the deposit and no additional provision in the financial statements is required.

During the year 2009 a sum of NIS 17,758 thousand was recognized in the income statement due to the defined contribution plan.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -    EMPLOYEE BENEFITS (Cont.)

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

D.	Defined benefit plans The groups defined benefit plans include benefits to retirees and severance pay

1.
The group's Severance pay liability.

Severance pay provisions resulting from the Israeli companies and included in the financial statements of the group are due to increased severance pay which are not covered by deposits made on monthly basis. In respect of this part of the obligation, there is a reserve deposited in the Company's name in a recognized compensation fund.

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

The principal assumptions used for the Severance pay liability in Israel actuarial valuations were as follows:

	Valuation at
	2009	2008	2007

Discount rate	5.47%	6.07%	3.62%
Expected rate of inflation	2.64%	2.13%	1.9%
Expected rate of salary increase	4.25%	4.25%	2.31%

The provisions at the respective balance sheet dates in Turkish subsidiary have been calculated assuming an annual inflation rate of 4.8% and a discount rate of 11%, the anticipated rate of forfeitures is considered.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -   EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans 1. The group's Severance pay liability.(Cont.) The amounts recognized in profit or loss in respect of Severance pay liability are as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Current service cost	1,257	2,724	1,762
Interest on obligations	192	135	123
Actuarial losses recognized during the year	143	51	-
Benefit paid during the year	(744)	(440)	(3,373)
Foreign currency translation affect	(13)	(271)	319
	835	2,199	(1,169)

The amount included in the balance sheet arising from the entity's obligation in respect of Severance pay liability is as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Present value of Severance pay liability	4,176	3,341	1,142

The amount of Severance pay liability of 4,176 consists of: NIS 2,533 thousands (2008 – NIS 1,939 thousands, 2007 – NIS 1,142 thousands) due to severance pay liability for of the Turkish subsidiary employees according to the Turkish law and NIS 1,643 thousand due to liability for increased severance pay for certain employees according to a collective agreement.

Movements in the present value of Severance pay liability in the current period were as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	3,341	1,142	2,311
Current service cost	1,257	2,724	1,762
Interest cost	192	135	123
Actuarial losses	143	51	-
Benefit paid during the year	(744)	(440)	(3,373)
Foreign currency translation affect	(13)	(271)	319
Closing defined benefit obligation	4,176	3,341	1,142

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -    EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

2.
Benefits to retirees of holiday vouchers.

The financial statements include liability to benefits given to retirees – holiday gifts.

Employees who are not temporary are entitled to received holiday vouchers, after retirement, until the end of their life. In cases of death, the remaining spouses are entitled to receive the benefits until the end of their life.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2009	2008	2007

Discount rate	5.54%	6.07%	3.62%
Expected rate of inflation	2.61%	2.13%	1.9%
Expected rate of leaving	2.6%-15.1%	2.6%-15.1%	4.5%-11.5%

The amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2009	2008	2007
	NIS in thousands

Current service cost	59	48	-
Interest on obligations	105	92	92
Actuarial losses recognized in the year	68	58	88
Benefit paid during the year	(112)	(104)	(80)
	120	94	100

The amount included in the balance sheet arising from the entity's obligation in respect of its benefits to retirees' plans is as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands
Present value of funded defined benefit obligation	1,910	1,995	1,899

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -    EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

2. Benefits to retirees of holiday vouchers. Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	1,995	1,899	1,799
Current service cost	31	48	-
Interest cost	100	94	92
Actuarial losses	59	58	88
Benefits paid	(275)	(104)	(80)
Closing defined benefit obligation	1,910	1,995	1,899

E.
Other short term employee benefits

Other short term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

F.	Other long term employee benefits

Early retirement

The obligation in respect of early retirement includes an obligation for pension for the period starting the date of the early retirement up to reaching the legal retirement age.

The amount included in the balance sheet arising from the entity's obligation in respect of early retirement is as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands
Present value of funded defined benefit obligation	4,237	5,009	4,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 11   -     EMPLOYEE BENEFITS (Cont.)

                  F.      Other long term employee benefits (Cont.)

Early retirement (Cont.) Movements in the present value of early retirement in the current period were as follows:

	As of December 31,
	2009	2008	2007
	NIS in thousands

Opening defined benefit obligation	5,009	4,394	-
Interest cost	220	233	-
Additions	402	1,383	4,645
Benefits paid	(1,394)	(1,001)	(251)
Closing defined benefit obligation	4,237	5,009	4,394

Stated in balance sheet	As of December 31,
	2009	2008	2007
	NIS in thousands

Short term liabilities	1,165	1,063	992
Long term liabilities	3,072	3,946	3,402
	4,237	5,009	4394

NOTE 12   -     BORROWINGS

This Note provides information about the contractual terms of the interest-bearing loans and borrowings. For more information about the exposure of the Group to interest rate and foreign currency risks, see Note 23

      A. Composition

	December 31, 2009	December 31, 2008	December 31, 2007
	NIS thousands
Current liabilities to banks
Short-term borrowings	670	28,815	155,302
Current maturities of long term bank loans (*)	25,307	23,903	-
	25,977	52,718	155,302
Non-current liabilities to banks and others
Long term bank loans	33,736	59,044	-
	59,713	111,762	155,302

(*) The loans are not linked and bear interest at a variable rate. The principal of the loan and interest are paid quarterly.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 12   -   BORROWINGS (Cont.)

       B.     Terms and debt repayment table

		Nominal interest	Current Liabilities December 31,			Non-Current liabilities December 31,
		rate (*)	2009	2008	2007	2009	2008	2007
	Currency	%	NIS in thousands
Loans and borrowings from banks:
Borrowing:
NIS nominated	NIS	3.8-4.7	-	28,530	59,260	-	-	-
YTL nominated	YTL	20.09	670	285	96,042	-
Loans:
NIS nominated	NIS	3.25-2.75	25,307	23,903	-	35,140	59,044	-
			25,977	52,718	155,302	35,140	59,044	-

(*) As of December 31, 2009

Terms and debt repayment table

On January 2008, the Company made an agreement with an Israeli bank for prime linked interest loan in the amount of NIS 100 million which will be repaid during a four years period. As part of the agreement the Company agreed to the following covenants:

1.	It's shareholder's equity will not be less than NIS 250 million and not less than 25% of the total consolidated assets.

2.	Both the Company's shareholder's Kimberly Clark and Hadera Paper separately or together, will not hold less than 51% of the Company's share capital.

As of December 31, 2009 the Company meets all covenants agreed with banks.

As of December 31,
2 0 0 9
NIS in thousands
Maturities of long term loans
First year - 2010	25,307
Second year - 2011	26,795
Third year - 2012	6,941
59,043

NOTE 13  -    TRADE PAYABLES

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
In Israeli currency:
Open accounts	143,957	124,924	124,328
Related parties	28,611	24,534	26,119
In foreign currency:
Open accounts	95,164	97,172	82,877
Related parties	28,626	40,205	28,980
	296,358	286,835	262,304
Regarding exposure to currency risks are disclosed in note 23.

The Trade payables balance include an amount of NIS 15,454 Thousands (2008: NIS 10,049 thousands, 2007: NIS 8,456 thousands) due to fixed assets purchases.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 14  -    OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Accrued payroll and related expenses	36,689	33,052	28,015
Value Added Tax	7,955	2,330	577
Advances from customers	278	435	413
Derivatives liabilities (*)	119	-	2,394
Sales Agent fee accrual	6,534	3,946	-
Other	6,298	4,260	5,510
	57,873	44,023	36,909

                                              (*)    Derivatives liabilities see note 23.

NOTE 15  -    COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

A.	Commitments
(1) (2)
The Group is obligated to pay royalties to a shareholder - see also Note 24B.

The Company and its Subsidiaries lease a number of their facilities under operating leases for varying periods with renewal options. The Company does not have an option to purchase the leased assets at the end of the lease period .In addition the company has a vehicles lease agreement for the period between 2008-2014 Future minimum lease  and vehicles leasing rentals as of December 31, 2009 are as follows:

NIS in thousands

2010	25,893
2011-2014	80,809
2015 and thereafter	92,238
198,940

B.	Guarantees
(1) (2)
As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2009 amounted to NIS 1,047 thousand.

A Subsidiary has given letter of guarantees to the local banks for a number of contingent liabilities that have arisen as a result of the Company’s importing transactions. The amount disclosed of NIS 2,140 thousands represents the aggregate amount of such contingent liabilities for which the Company as an importer is liable.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 15  -    COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

                        C.   Legal proceedings

1.
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

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2009, NIS 11 million was received as part of the creditors' settlement.

There is not any remaining net balance of Clubmarket's debt as of December 31, 2009, that is in excess of the doubtful accounts provision recorded in the financial statements.

2.
On July 12, 2007 a lawsuit was filled against KCTR, a Hogla Kimberly subsidiary, by a former distributor, claiming financial loss caused to him. The amount claimed is approximately YTL 832 thousands (NIS 2,080 thousands).KCTR filed a counter claim for it's damage in the amount of approximately YTL 355 thousands ( NIS 888 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

3.
On April 2009, a labor- financial lawsuit filled against the Company, by a former employee that was fired at once without advance notice and severance pay, due to firm evidence of stealing from Company's site. The amount claimed is approximately NIS 128 thousands (Approximately US$ 32 thousands) for advance notice, severance pay etc'. Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and that the Company's chances that its arguments to oppose the lawsuit will be accepted are probable..

4.
During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty.

KCTR has provided a provision at its Financial Reports for December 31, 2009, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousands USD), which KCTR consider to be the required estimated cash outflow for the matter.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at its

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 15  -    COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION (Cont.)

                        C.   Legal proceedings (cont.)

Financial Reports for December 31, 2009, with regards to the second matter.

Based on its tax consultant opinion,  KCTR opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

                        D.   Other information

On May 20, 2008 the Company received from the Israeli tax authority compensation in the amount of approximate NIS 4.5 millions. The compensation is due to loss of earnings during a security situation that occurred in July 2006 in northern Israel and caused the Company to partially stop its manufacturing activity in its Naharia plant.

NOTE 16    -  SHARE CAPITAL

                        A.   Composition of Share Capital in Nominal NIS as of December 31, 2009, 2008 and 2007:

	Number of Shares (*)
		Issued and
	Authorized	fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	9,113,473

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

C.
According to the decision of the Board of Directors which took place on March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company's retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

D.	The company issued one preference Share to Hadera Paper Ltd, which gives Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 17   -   REVENUE

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
A. Sales of the Turkish subsidiary	489,560	404,024	245,025

B. Sales to major customers
(as percentage from total net sales)
Customer A	14%	13.2%	15.4%
Customer B	9.5%	10.5%	11.8%

NOTE 18   -   COST OF SALES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Material consumed	597,791	564,455	485,152
Purchases (*)	267,842	271,688	234,720
Salaries and related expenses	119,867	110,844	111,447
Manufacturing expenses	133,098	140,991	125,402
Depreciation	27,387	21,883	24,630
	1,145,985	1,109,861	981,351
Change in finished
goods inventory	18,964	(12,294)	(12,757)
	1,164,949	1,097,567	968,594

(*) The purchases of the group are related principally to commercial operations.

NOTE 19   -   SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	80,930	81,744	78,014
Maintenance and transportation expenses	83,132	82,676	75,025
Advertising and sales promotion	82,936	85,589	78,634
Commissions to distributors	11,941	11,541	7,141
Royalties	31,117	29,584	29,296
Depreciation	1,668	1,695	2,285
Other	13,052	15,908	15,647
	304,776	308,737	286,042

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 20   -   GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Salaries and related expenses	36,434	35,224	32,097
Administrative and computer services	13,005	12,118	10,862
Services provided by Shareholder	1,373	1,380	1,295
Office maintenance	3,549	4,392	5,412
Depreciation	832	749	956
Provision for doubtful accounts	(1,724)	1,459	(1,962)
Other	9,628	11,197	10,928
	63,097	66,519	59,588

NOTE 21  -    FINANCING INCOME AND EXPENSES

       A.   FINANCING INCOME

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Exchange rate differences	1,024	8,388	-
Interest from long-term and short-term bank deposits	213	612	230
Interest income from tax authorities	1,164	631	-
Application of amortized cost method on Receivables and payables.	1,434	2,379	-
Finance expense from derivative	683
Due to capital note to related parties	-	1,560	1,560
Other	39	132	-
	4,557	13,702	1,790

       B.   FINANCING EXPENSES

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands

Interest on long-term bank loans	1,395	4,595	-
Interest on Short-term bank loans	807	4,499	26,815
Exchange rate differences	-	-	9
Interest expenses to tax authorities	-	-	158
Finance Expenses from derivative	-	3,002	1,779
Other	839	259	566
	3,041	12,355	29,327

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX

       A.   Recognized tax assets and deferred tax liabilities

                               Tax assets and deferred tax liabilities are attributed to the following items

                               Changes in temporary differences during the year (NIS in thousands)

	Balance at December 31, 2008	Charged to profit and loss	Charge to other comprehensive income	Change in Tax rate	Balance at December 31, 2009

Property, plant and equipment	39,498	1,562	-	(6,287)	34,773
Doubtful debts	(1,399)	975	-	(27)	(451)
Derivatives	433	-	(401)	-	32
Employee benefits	(4,848)	(791)	-	50	(5,589)
Expenses accruals	-	-	-	-	-
Tax carry forward losses	-	-	-	-	-
Other	(59)	25	-	-	(33)
	33,625	1,772	(401)	(6,264)	28,732

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX (Cont.)

       A.   Recognized tax assets and deferred tax liabilities  (Cont.)

	Balance at January 1, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2007	Charged to profit and loss	Charged to equity	Exchange difference	Change in Tax rate	Balance at December 31, 2008

Property, plant and equipment	33,902	6,118	-	46		40,066	(54)	-	(514)	-	39,498
Doubtful debts	(4,679)	2,878	-	(31)	141	(1,691)	112	-	50	130	(1,399)
Derivatives	(34)	-	(519)	-	-	(553)	-	986	-	-	433
Employee benefits	(3,183)	(2,404)	-	(27)	284	(5,330)	(410)	-	447	445	(4,848)
Expenses accruals	(1,852)	(1,676)	-	(290)	-	(3,818)	2,997	-	821	-	-
Tax carry forward losses	(27,047)	27,816	-	(769)	-	-	-	-	-	-	-
Other	84	(273)				(189)	130				(59)
	(2,809)	32,459	(519)	(1,071)	425	28,485	2,775	986	804	575	33,625

NOTE 22  -    INCOME TAX (Cont.)

B.	Deferred taxes are presented in the balance sheet as follows:

	2009	2008	2007
	NIS in thousands
Long-term liabilities (in respect of depreciable assets)	33,631	38,014	39,730
Long-term Assets	(4,899)	(4,389)	(11,245)
	28,732	33,625	28,485

 For 2009 - Deferred taxes were computed at rates between 18%-26%, primarily – 20.5%.
 For 2008 - Deferred taxes were computed at rates between 20%-27%, primarily – 24.5%.
 For 2007 - Deferred taxes were computed at rates between 20%-28%, primarily – 24.5%.

 As of December 31, 2009 deferred tax liability at the amount of NIS 32 thousand (2008 – NIS 433) due to revaluation of financial instruments treated as cash flow hedges was recognized directly to equity.

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

As of December 31, 2009 carry forward tax losses deriving from the Turkish subsidiary sum up to NIS 246.6 (98.7 YTL) millions. The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand for the year ended December 31, 2007. As of December 31, 2009 deferred tax assets were not recognized in respect of utilizing tax losses in the Turkish subsidiary since it is not anticipated that there will be taxable income against which the tax benefits can be utilized.

According to the Turkish law, carry forward tax losses can be utilized for a five years period only, unrecognized tax losses of KCTR will expire as follow:

An amount of NIS 24.7, 81.6, 80.6, 7.6 and 6.9 will expire between 2010-2014, respectively. The balance of unrecognized deferred tax assets in respect of losses for tax purposes is approximately NIS 75 million.

D.	Income tax attributable directly to other comprehensive income

	2009	2008	2007
	NIS in thousands

Total tax recognized directly in equity	(199)	155	531

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX (Cont.)

E.	Tax Ccomposition
	2009	2008	2007
	NIS in thousands

Current taxes	48,715	43,902	33,082
Taxes in respect of prior years	-	221	(1,421)
Deferred taxes - A. above	(4,489)	3,350	32,884
	44,226	47,473	64,545

F.	Reconciliation of the statutory tax rate to the effective tax rate:
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS in thousands
Income before income taxes	195,321	137,100	33,913

Statutory tax rate (see H. below)	26%	27%	29%
Tax computed by statutory tax rate-	50,783	37,017	9,835

Tax increments (savings) due to:
Income (Expenses) in reduced tax rate	(4,268)	(2,104)	8,159
Non-deductible expenses	1,024	2,297	1,326
Non-taxable income	(48)	(90)	(505)
Unrecorded deferred taxes in connection with tax loss carry forward	3,027	5,483	20,216
Amortizing differed taxes	-	4,244	27,255
Reduction in corporate tax rates (see H. below)	(6,177)	651	(762)
Differences arising from basis of measurement	(185)	579	331
Income (Expenses) taxes for prior years	-	221	(1,421)
Other differences, net	70	(825)	111
	44,226	47,473	64,545

G.	Current Tax Balance
	2009	2008	2007
	NIS in thousands

Current taxes assets	-	137	12,219
Current tax liabilities	26,631	5,413	2,260

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22   -   INCOME TAX (Cont.)

H.
The Company and its Israeli Subsidiaries are subject to the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI.  The Company and its subsidiaries in Israel are taxed under this law.

On February 26, 2008, the Knesset ratified the third reading of the Income Tax Law ("Inflation Adjustments") (Amendment 20) (Limitation of Term of Validity) - 2008 (hereinafter: "The Amendment"), pursuant to which the application of the inflationary adjustment law will terminate in tax year 2007 and as of tax year 2008, the law will no longer apply, other than transition regulations whose intention it is to prevent distortions in tax calculations.

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

On January 15,2009  the Company received an approval from the investment center for the merger of the Company and its subsidiary Shikma which took place at the end of 2005.

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

Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

Mollet Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 22  -    INCOME TAX (Cont.)

H.   (Cont.)

On July 14, 2009 Knesset passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 2010) - 2009, which stipulates, inter alia, an additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of company tax applying to the 2009 tax year and thereafter are as follows: 2009 tax year - 26%, 2010 tax year - 25%, 2011 tax year - 24%, 2012 tax year - 23%, 2013 texture - 22%, 2014 tax year - 21%, 2015 tax year - 20%, and in the 2016 tax year and thereafter there will be a companies tax rate of 18%.

The change in the tax rates have decreased the deferred taxes liability as of December 31, 2009 in the amount of NIS 6,177 thousand.

NOTE 23 -     FINANCIAL INSTRUMENTS

General

In the normal course of business, Hogla-Kimberly is exposed to credit, liquidity and market risks, as well as interest and currency risks. The Company monitors these risks on a constants basis.

The Group's policy is to hedge the exposure from fluctuations in foreign exchange rates to minimize its exposure to fluctuations of foreign currency rates. The hedging is according to a policy adopted by the Company's Board of Directors.

A.
Significant accounting policies

Details as to the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2009	2008	2007
	NIS in thousands
Financial assets
Derivative instruments	-	2,041	-
Loans and receivables (including cash and cash equivalents)	399,457	301,593	297,314

Financial liabilities
Derivative instruments in designated hedge accounting relationships	119	-	2,394

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23  -    FINANCIAL INSTRUMENTS (Cont.)

C.
Credit risk

Credit risk refers to the possibility that counterparty will fail to meet its contractual obligations, resulting in financial loss to the Company.

Commencing November 2007 Hogla Kimberly is covered by a credit insurance policy, which partially covers it's most major customers. In accordance with its policy conditions, the company will be reimbursed starting from an annual loss of US dollars 200 thousands to a maximum of US dollars 10  million, subject to deductible conditions.

The revenues of the Company and its Israeli subsidiaries are mainly in Israel and derived from two major customers and a large number of smaller customers. Trade receivables in the Turkish subsidiary consist of a limited number of customers, where no single counterparty or any company of counterparties having similar characteristics.

The Company has a policy of creditworthy customers and obtaining sufficient collaterals where possible as a means of mitigating the risk of financial loss from defaults,

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company's policy taking into account its rating and collaterals.

Management regularly monitors the balance of trade receivables and the financial statements include an allowance for doubtful accounts based on management's estimation.

The exposure to credit risks relating to trade receivables is limited due to the relatively large number of customers and to the credit insurance.

The carrying amount of financial assets recorded in the financial statements, which is net of impairment losses, represents the group's maximum exposure to credit risk (without taking account of the value of any collateral obtained).

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

The following table presents the Group's outstanding contractual maturity profile for its non-derivative financial liabilities. The analysis presented is based on the undiscounted contractual maturities of the Group's financial liabilities, including any interest that will accrue. Non-interest bearing financial liabilities which are due to be settled in less than 12 months from maturity equal their carrying values, since the impact of the time value of money is immaterial over such a short duration.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23   -   FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (Cont.) Maturity profile of outstanding financial liabilities
	1 year	1-2 years	2-4 years	Total
	NIS in thousands
2009
Supplier payables	296,359	-	-	296,359
Borrowings	25,977	26,795	6,941	59,713
Total	322,336	26,795	6,941	356,072

2008
Supplier payables	286,835	-	-	286,835
Borrowings	52,718	25,307	26,795	104,820
Total	339,553	25,307	26,795	391,655

2007
Supplier Payables	262,304	-	-	262,304
Borrowings	155,302	-	-	155,302
Total	417,606	-	-	417,606

E.
Exchange rate risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of raw materials and finished goods inventory and purchases of equipment and spare parts linked to the dollar or the Euro. In applying a policy of minimizing the exposure, the Group makes forward transactions against the dollar and euro.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	31, December 2009 NIS thousands
	USD	EURO	YTL
	NIS in thousands
Cash and cash equivalents	38,586	748	22,975
Trade receivables	35,583	1,328	34,738
Borrowings	-	-	670
Trade payables	61,536	25,002	30,576

	December31, 2008 NIS thousands
	USD	EURO	YTL
	NIS in thousands
Cash and cash equivalents	17,886	954	4,106
Trade receivables	30,268	2,970	21,284
Borrowings	-	-	285
Trade payables	86,547	26,575	16,296

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23  -    FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (Cont.)
	December 31, 2007 NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	17,422	3,165	2,327
Trade receivables	22,835	250	38,114
Borrowings	-	-	96,042
Trade payables	54,381	26,905	20,657

The following table details the Group's sensitivity to a 10% increase and decrease in the NIS against the relevant foreign currencies. 10% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% change in foreign currency rates. A positive number below indicates an increase in profit and other equity where the NIS strengthens 10% against the relevant currency. For a 10% weakening of the NIS against the relevant currency, there would be an equal and opposite impact on the profit and other equity, and the balances below would be negative.

	USD Impact		EUR Impact
	2009	2008	2008	2008
	NIS in thousands
Profit or loss (1)	(5,671)	(6,585)	(542)	(1,182)
Other equity (2)	1,737	1,873	740	811

(1) (2)
This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

Forward foreign exchange contracts

The Company hedges its exposure of itself and its Israeli subsidiaries by entering into forward foreign exchange contracts, according to a policy adopted by the Company's Board of Directors, to manage the risk associated with anticipated purchase transaction. The Company hedges 80% of its forecasted payments to suppliers of its forecasted exposure for a period of six month forward.

These hedging transactions are treated as cash flow hedges and the resulting gain or loss is recognized in other comprehensive income.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 23   -   FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (Cont.) The following table details the forward foreign currency (FC) contracts outstanding as at the reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Fair value NIS

Less than 3 months	USD	NIS	2,360
3 to 6 months	USD	NIS	1,503
Less than 3 months	EUR	NIS	809
3 to 6 months	EUR	NIS	411

The Company does not hedge its foreign currency exposure to the YTL in respect of its investment in the Turkish subsidiary.

F.
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

NOTE 24 -   RELATED PARTIES AND INTERESTED PARTIES

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (“Hadera Paper”) (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Balances with Related Parties
	December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS Thousands

Trade receivables	35,682	30,212	22,678
Other current assets	948	-	-
Capital note - shareholder	-	32,770	31,210
Trade payables	72,339	79,683	55,099

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 24  -    RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties
	December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
	NIS Thousands
Sales to related parties (1)	243,212	216,841	82,217

Cost of sales (2)	256,696	268,476	188,252

Royalties to the shareholders (3)	31,117	29,584	28,069

General and administrative expenses (*) (4)	11,980	12,488	10,944

                            (*)  Company - excludes Subsidiaries.

C.

(1)	Sales of finished goods to companies in KC group and Hadera Paper.

(2)	Mainly purchase of finished goods from companies in KC group and Hadera Paper group.

(3)	The group is obligated to pay royalties to KC.

(4)
The Company leases its premises in Hadera and Naharia from Hadera Paper and receives certain services (including energy, water, maintenance, computer and professional services) under agreements, which are renewed based on shareholders agreements.

D.
Compensation of key management personnel

Total remuneration of key management during the year was NIS 9,891 thousands (2008: NIS 11,939 thousands). The amounts include costs relating to options (*) granted to senior managements to shares of the Company's shareholders.

(*)
The Company's senior management was rewarded by allotment of KC's and Hadera Paper's share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company's debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

The total expenses resulting from the aforementioned grant for the year ended December 31, 2009 was NIS 589 thousand (2008: NIS 1,652 thousands).

NOTE 25  -    Dividends

(1)	On March 19, 2009 Hogla-Kimberly distributed dividend in the amount of NIS 32.77 million to the holder of the preference share.

(2)
On February 26, 2009 the board of directors decided to distribute Dividend in the amount of Dollar 10 million from the unapproved enterprise retained earnings of 2008 to the holders of the ordinary shares. On July 1, 2009 the company paid the Dividend.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2009

NOTE 25   -   Dividends (Cont.)

(3)
On July 30, 2009 the board of directors decided to distribute Dividend in the amount of Nis 19,015 thousand from the unapproved enterprise retained earnings accumulated as of June 30, 2009 to the holders of the ordinary shares On October 1, 2009 the company paid Dividend.

(4)
On October 22, 2009 the board of directors decided to distribute Dividend in the amount Nis 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend was paid On
January 20, 2010.

NOTE 26   -   SUBSEQENT EVENTS

On February 18, 2010 the board of directors decided to distribute Dividend in the amount of  Nis 20 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend will be paid during May 2010.