Form 20-F
period 2010-12-31
Hadera Paper Ltd
filed 2011-04-11
CIK 5337

As filed with the Securities and Exchange Commission on April 11, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended on December 31, 2010

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
________________________________________

P.O. Box 142, Hadera 38101, Israel
(Address of principal executive offices)
________________________________________

Yael Nevo, Adv., Corporate Secretary, Tel: 972-4-6349349, Fax: 972-4-6339740, Industrial Zone, Hadera, Israel.
(Name, Telephone, E-Mail and/or Facsimile and Address of Company Contact Person)
________________________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares par value NIS 0.01 per share	NYSE Amex

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 5,084,881 Ordinary Shares, NIS 0.01 par value per share, as of December 31, 2010.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐Yes ☑ No

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

 ☐Yes ☑ No

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

Item 17 ☐ Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes ☑ No

i

CERTAIN DEFINED TERMS

In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise provided, references to “Hadera Paper”, “Company”, “we”, “us” and “our” refer to Hadera Paper Ltd. and its subsidiaries and references to the “Group” refers to Hadera Paper Ltd., its subsidiaries and associated companies. The terms “euro”, “EUR”, or “€” refer to the common currency of the member states of the European Union, “NIS” or “shekel” refers to New Israeli Shekel, and “dollar”, “USD” or “$” refers to U.S. dollars.

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

The following selected consolidated financial data of the Company and its subsidiaries are derived from our 2010 consolidated financial statements and are set forth below in table format. Our 2010 consolidated financial statements and notes contained elsewhere in this Annual Report were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Prior to 2008, our financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”).

The consolidated financial statements for the year ended December 31, 2010, 2009, 2008, and 2007, were audited by Brightman Almagor Zohar & Co., a firm of certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, except for certain subsidiaries and associates which were audited by other auditors. Our selected consolidated financial data are presented in NIS.

The selected financial data for the years ended December 31, 2010, 2009, 2008, and 2007, which are presented in Table I below are derived from our consolidated financial statements prepared in accordance with IFRS and do not include consolidated financial data in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”). The selected financial data for the years ended December 31, 2006 which is presented in Table II below, is derived from our selected financial statements prepared in accordance with Israeli GAAP. The selected financial data for the year ended December 31, 2006, which is presented in Table III below, is derived from our selected financial statements prepared in accordance with U.S. GAAP.

TABLE I	Selected Financial Data in accordance with IFRS
	Year Ended December 31,
	2010	2009	2008	2007
Income Statement Data:	(in thousands of NIS, except per share amounts)
Sales	1,121,008	891,995	673,484	583,650
Income from ordinary operations	61,295	15,587	35,351	71,109
Share in profits of associated companies, net	81,132	87,359	51,315	856
Net income	100,612	91,748	67,960	31,535
Selected Balance Sheet Data:
Total assets	2,773,634	2,288,676	2,044,094	1,319,915
Fixed assets	1,358,619	1,134,234	767,542	405,231
Long-term debt	813,631	697,617	676,034	186,261
Shareholders’ equity	953,602	858,429	757,629	669,971
Per Share Data:
Shares outstanding at end of year	5,078,156	5,060,788	5,060,774	4,132,728
Amount in NIS	50,782	50,608	50,608	41,327
Net income per NIS 1 par value:
Primary attributed to company shareholders	19.84	18.03	13.77	7.63
Fully diluted attributed to company shareholders	19.68	18.03	13.77	7.62

TABLE II	Selected Financial Data in accordance with Israeli GAAP
Year Ended December 31,
2006
Income Statement Data:
(in thousands of NIS, except per share amounts)
Sales	530,109
Income from ordinary operations	50,501
Share in profits (losses) of associated companies, net	1(26,202)
Net income	13,330
Selected Balance Sheet Data:
Total assets	1,173,287
Fixed assets	400,823
Long-term debt	256,290
Shareholders’ equity	430,842
Per Share Data:
Shares outstanding at end of year	4,032,723
Amount in NIS	40,327
Net income per NIS 1 par value:
Primary attributed to company shareholders	3.31
Fully diluted attributed to company shareholders	3.28
Dividend declared per share	224.85

1 Amount does not include the cumulative effect of a change in the accounting policy of an associated company (NIS 461 thousand).
2 A dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

TABLE III	Selected Financial Data in accordance with U.S. GAAP
Year ended December 31
2006
Income Statement and Balance Sheet Data:
(in thousands of re-measured NIS, except per share amounts)
Sales	530,109
Income from ordinary operations	76,917
Share in profits (losses) of associated companies, net	(19,686)
Net income	23,909
Total assets	1,123,964
Fixed assets	362,539
Long-term debt	257,075
Shareholders’ equity	374,768
Per Share Data:
Shares outstanding at end of year	4,032,723
Share outstanding to compute:
Basic net income per share	4,025,181
Diluted net income per share	4,055,628
Amount in NIS	40,327
Net income per share (re-measured NIS)
Basic	5.94
Diluted	5.89
Dividend declared per share	324.85

3 A dividend for 2006 in the sum of NIS 24.85 per share ($ 5.64 per share) was declared in June 2006 and paid in July 2006.

Exchange Rates

The exchange rate between the NIS and U.S. dollar published by the Bank of Israel was NIS 3.451 to the dollar on April 7, 2011. The high and low exchange rates between the NIS and the U.S. dollar during the six months from October 2010 through March 2011, including the partial month of April 2011, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =
April 2011 (until April 7, 2011)	3.473 NIS	3.438 NIS
March 2011	3.635 NIS	3.481 NIS
February 2011	3.713 NIS	3.602 NIS
January 2011	3.710 NIS	3.528 NIS
December 2010	3.665 NIS	3.549 NIS
November 2010	3.684 NIS	3.580 NIS
October 2010	3.645 NIS	3.569 NIS

The average exchange rate between the NIS and U.S. dollar, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2011 – March 31, 2011	3.601 NIS/$1
January 1, 2010 – December 31, 2010	3.733 NIS/$1
January 1, 2009 – December 31, 2009	3.933 NIS/$1
January 1, 2008 – December 31, 2008	3.588 NIS/$1
January 1, 2007 – December 31, 2007	4.108 NIS/$1
January 1, 2006 – December 31, 2006	4.456 NIS/$1

B.	Capitalization and Indebtedness

Not applicable.

C.	Reason for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Macro-economic risk factors

A slowdown in the market may result in a reduction of profitability.

An economic slowdown in Israel or globally and/or a deterioration of the political and security situation in Israel and outside of Israel could have an adverse effect on the financial situation of the Company and the Group. The emergence from the global financial crisis in 2010 has led to developments in global markets, especially in Europe and the United States. This process also included volatility in global exchange rates, which have and may continue to affect the business results of the Company and its investees, their liquidity, shareholders’ equity and assets shareholders’ ability to realize the aforementioned assets and the state of their business (including the demand for the products of the Company’s investees). In Israel, 2010 was a year of recovery from the global crisis which was accompanied by growth and expanded activity. During the last several months of the year, much like in other developing countries, a certain slowdown in growth was evident, accompanied by the revaluation of principal foreign currencies against the shekel, coupled with an increase in the inflation rate in the local market. These factors may serve to erode the competitive abilities of the Company against global competitors and imports.

As of the date of this Annual Report, it appears to be impossible to predict whether the economic implications of the crisis in the financial markets has indeed run its course, what its direct and indirect economic implications are, globally and in Israel, and how long such implications will last, if at all.

An economic slowdown in Israel or globally, a persistent recession and/or a deterioration of the political and security situation in and outside of Israel could have an adverse effect on the financial situation of the Company and the Group. In addition, these circumstances could reduce the demand for the Company’s products, and as a result adversary affects sales, financial results and profitability.

Finally, it should also be noted that the global paper industry is a historically cyclical one, reflected in more highly profitable years which lead to investments in the paper industry and expanded production capacity. Therefore, in subsequent years there is excess supply, which causes a significant decline in profitability for several years, until supply and demand are once again balanced. As a result, and since this is a capital-intensive industry, the global paper industry typically exports its surplus production at relatively low prices at “cost plus” (i.e. covering the variable cost plus a certain contribution toward fixed costs).

We are exposed to exchange rate fluctuations.

The Company and its consolidated subsidiaries and associated companies are exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or due to exports to foreign markets. Changes in exchange rates of various currencies against the NIS may erode profit margins and cash flows.

Approximately half of the Company’s sales are denominated in U.S. dollars, whereas a significant share of its expenses and liabilities are denominated in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS against the U.S. dollar.

The above mentioned exposure includes economic exposure on account of surplus proceeds on payments in foreign currency or linked thereto, and accounting exposure on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities.

Pursuant to the purchase of equipment to be used in connection with a machine for the manufacture of packaging paper, also known as Machine 8, whose prices are denominated in euros, as of December 31, 2010, the Company has entered into forward transactions on the euro in the aggregate amount of €3.0 million, to hedge against the cash flows in connection with the payments for the acquisition of the fixed assets acquired from the equipment vendors of Machine 8. It should be noted that with respect to the aggregate level which includes associated companies, the currency exposure is limited.

For further information regarding Machine 8, see “Item 4.D Property, Plants and Equipment.”

We are exposed to interest rate risks.

The Company is exposed to changes in interest rates, primarily in respect of bonds it has issued in aggregate the amount of NIS 658 million, as of December 31, 2010.

Any future rise in the inflation rate may negatively affect business.

Since the Company has significant excess liabilities linked to the Israeli Consumer Price Index, or CPI, primarily in respect of bonds issued by the Company in the aggregate amount of NIS 296 million net, a high inflation rate may cause significant financing expenses. The Company occasionally enters into hedging transactions to cover said exposure on account of the liabilities. The Company is examining the cost of hedging as opposed to the relevant exposure and is operating accordingly to hedge the risk.

A high inflation rate may also impact payroll expenses, which are adjusted over time to changes in the CPI.

The Company continues to regularly monitor quoted prices for hedging its exposure and in the event that these will be reasonable the Company will enter into the relevant hedging transactions.

The Company also enjoys partial natural hedging on some of the said liabilities, due to the current debt of an associated company that is linked to the CPI.

Risks related to the Company

We face risks relating to account receivables.

Most of the sales of the Company and its associated companies are made to many customers in Israel, with some of these sales being made without full collateral. Exposure to accounts receivable risk is generally limited due to the relatively large number of customers. The Company and its associated companies regularly examine the quality of accounts receivable in order to determine the sum of provision that is required for doubtful debts, especially in light of the lessons learned from the global financial crisis. The Company and its associated companies’ exposure to accounts receivable risk is measured according to the quality of the client and volume of the exposure thereto in terms of the total credit. The financial statements reflect appropriate provisions for doubtful debt.

Geo-political developments in Egypt may adversely affect us.

Our agreement with our current supplier of natural gas to our facility in Hadera, the Yam Tethys Gas Company (“Yam Tethys”), terminates in July 2011. We have been looking to engage other natural gas suppliers, including the East Mediterranean Gas Company (“EMG”). However, recent geo-political developments in Egypt and uncertainty with regards to the stability of the Egyptian government could negatively impact the Company’s ability to engage in an agreement with EMG for the supply of gas.

As of the date of this Annual Report, the Company cannot assess the impact the situation in the region will have on the ability to engage in an agreement with EMG, the gas supply of EMG or on the terms of our engagement with other gas suppliers in the region.

For further information regarding Yam Tethys, see “Risks related to our packaging paper and recycling business – We are dependent on a single supplier of natural gas.” below.

We face risks associated with receiving credit from banks.

The Company forms part of the IDB Group, one Israel’s leading business groups, and is influenced by the Israel Banking Supervisor’s “Correct Banking Management Regulations”, which includes, amongst other things, limits to the volume of loans an Israeli bank can issue to a single borrower; a single “borrowing group” (as this term is defined in the said regulations), and to the six largest borrowers and “borrowing groups” of a bank corporation. IDB Development Corporation Ltd., an entity within the IDB Group, its controlling shareholders and some of the companies held thereby, are considered to be a single “borrowing group”. Under certain circumstances, this can influence the Group’s ability to borrow additional sums from Israeli banks and to carry out certain business transactions in partnership with entities that drew on the aforesaid credit.

For further information, see “Item 11 – Quantitative and Qualitative Disclosure about Market Risk.”

We face risks associated with environmental protection.

Requirements of the Ministry of Environmental Protection (the “Ministry”) with respect to our field of operations and our facilities require the Company to allocate significant financial resources to the issue of environmental protection. These requirements may become more stringent due to increasing awareness toward environmental protection and developing regulation in this area, which may require the Company to allocate further financial resources associated with this operating sector.

On January 30, 2011, the Ministry held a hearing for the Company regarding the alleged pollution of water as a result of the discharging of low quality waste water into the Hadera Stream. The Ministry held that the Company has a duty to improve the quality of the waste water, and ordered it to provide a weekly report to the Ministry with respect to the quality of the treated waste water.

Furthermore, it was determined that if the Company does not fulfill the requirements stated in the permit regarding the discharge of waste water into the Hadera Stream, granted on August 11, 2010, the Ministry’s Director of the Haifa District would issue an order to cease operations of Machine 8 which the Company operates, without requiring any advance warnings or additional hearings. The Company is acting to improve the treated waste water by taking various actions, and as a result of these an improvement in the quality of the treated waste water flowing into the Stream is evident. At this stage, however, the Company cannot estimate the rate or timetable for improvement of the treated waste water, and cannot estimate said effects in the event of failure to comply with the requirements stated in the permit.

Finally, as the Company handles dangerous and toxic materials, it is exposed to the damages and risks relating to these products, including health, environmental and fire risks. Therefore, the Company is exposed to claims which may negatively impact the business results of the operating sector, as well as Company’s reputation.

Risks related to our packaging paper and recycling business

We are exposed to increases in the cost of raw materials.

The anticipated increase in the capacity of the paper machines of the Company, based on paper waste for recycled fiber, requires an increase in the paper collection volumes to be used as raw material for production in the paper production sector and location of more extensive collection sources. Consequently, the Company is required to significantly increase the quantities of paper waste and is even examining the possibility of importing paper waste. Failure to locate a sufficient quantity of paper waste for manufacturing will impair the Company’s ability to realize its output capacity potential in packaging paper.

Failure to enforce the Collection and Evacuation of Waste for Recycling Act, 5753-1993 (the “Recycling Act”), which mandates waste recycling by businesses and the general public, would make it more difficult to obtain alternative sources for raw materials at a competitive cost. Nevertheless, an amendment to the Protection of Cleanliness Law, 5744-1984 (the “Cleanliness Law”), passed in January 2007, which imposes a landfill levy on waste, may bring about, if effectively enforced, some improvement in the paper waste collection capacity, according to the Company’s estimate. The recently enacted Treatment of Packaging Law, 5771-2011 (the “Packaging Law”) may also serve to significantly affect the collection operations of raw materials, although this impact is dependant upon the regulations that will be promulgated by virtue of the Packaging Law and the actions of the recognized body that will be established by virtue of the law.

As the prices of raw materials, primarily paper, which is a material component in the production cost of cardboard, and inputs, such as gas, electricity, transportation and starch, rise, the profitability of companies in this sector of operations may be impacted. In July 2011, the gas supply agreement with Yam Tethys, entered into in connection with the Company’s electricity-generating turbines, is scheduled to terminate and the Company is examining alternatives gas sources. According to Company estimates, and based on the prevailing market prices, upon the signing of a new agreement with any of the potential suppliers, the price of gas is expected to rise in relation to the gas prices under the current agreement.

We are dependent on a single supplier of natural gas.

We are dependent on our current supplier of natural gas, Yam Tethys, for the supply of natural gas to our facility in Hadera. As our agreement with Yam Tethys terminates in July 2011, we are looking to engage with a natural gas supplier.

Another alternative is to convert our turbines from natural gas to diesel, which, as of the date of this Annual Report, would be significantly more expensive to run.

For further information with respect to EMG, a potential gas supplier, please see “Risks relates to the Company - Geo-political developments in Egypt may adversely affect us” above.

We are dependent on the transporter of natural gas to our plant in Hadera.

In October 2007 we converted our energy-generation systems from heavy fuel oil to natural gas, and currently depend on the sole transporter of natural gas operating in Israel. The termination of our agreement with the natural gas transporter could have a material adverse effect on our operations.

For further information regarding the transporter of natural gas, see “Item 10.C – Material Contracts.”

Under Israeli law, we are considered a “monopoly” and therefore subject to certain restrictions that may negatively impact our ability to grow our business in Israel.

We have been declared a monopoly under the Israeli Restrictive Trade Practices Law, 5748-1988, in the market for the manufacture and marketing of packaging paper. Under Israeli law, a monopoly is prohibited from taking certain actions, and the Commissioner of the Israeli Antitrust Authority has the right to intervene in matters that may adversely affect the public, including imposing business restrictions on a company declared a monopoly, including supervision of prices charged. The Israeli Antitrust Authority may further declare that we have abused our position in the market. Any such declaration in any suit in which it is claimed that we engage in anti-competitive conduct would serve as prima facie evidence that we are a monopoly or that we have engaged in anti-competitive behavior. Furthermore, we may be ordered to take or refrain from taking certain actions, such as setting maximum prices, in order to protect against unfair competition. Notwithstanding the aforementioned, the Israeli Antitrust Authority has not intervened and/or imposed any restrictions upon us with regards to our declaration as a monopoly. Restraints on our operations as a result of being considered a monopoly in Israel may negatively affect our financial results in the manufacture and marketing of packaging paper activity.

In February 2010, the Company submitted a request to the Antitrust Authority to rescind its monopoly status in the sector of packaging paper in rolls and sheets, as mentioned above, since the Company believes it is not actually a monopoly in this sector. As of the date of this Annual Report, the Company has not received a response to its request.

The financial results may be affected by centralization.

The production operations of the packaging paper and recycling business are concentrated in a limited number of sites. Impact on one or more of the production and/or distribution sites may materially impact the financial results of this sector.

Our profitability may be affected by new environmental and safety laws and regulations and compliance expenditures.

Certain aspects of our manufacturing operations are subject to a wide range of general and industry-specific environmental, and safety laws and regulations, which impose a substantial financial burden on our resources, such as stricter environmental protection regulations and government decisions concerning the raising of minimum wages. Furthermore, non-enforcement of regulation concerning waste collection, in accordance with the Cleanliness Law and the Recycling Act, may impact the Company’s capacity to increase paper waste collection. Additionally, the recently enacted Packaging Law may also serve to affect our collection operations of raw materials and the price and availability of such materials, although this impact is dependant upon the regulations that will be promulgated by virtue of the Packaging Law and the actions of the recognized body that will be established by virtue of the law.

Such financial expenses are likely to increase as the public’s environmental awareness increases and laws and regulations impose additional obligations on us.

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

We import raw materials and spare parts to serve in the manufacture of our products through the various ports in Israel. The closing of ports in Israel may prevent the import of raw materials and spare parts and may directly impact our operations. However, since We maintain an inventory of raw materials, only a prolonged closing of the ports will have a substantial impact on activity.

We are dependent on a limited number of customers in Israel.

We depend on a limited number of customers for finished goods in packaging paper in Israel. As there is a relatively small number of customers for packaging paper finished products in Israel, there is a dependency on Israeli customers and a decrease in the number of such customers could adversely affect the results of operation. However, since we have the advantage of being a local producer in Israel, we may be able to limit the effects caused by a loss of a local customer.

Sales to export customers are conducted through foreign sales agents. Since these agents are not the end customer, they may be replaced within relatively short periods of time and the dependence on them is therefore low.

We face significant competition in the markets we operate in.

In the packaging paper sector, we face competition from imported paper. We also face competition from paper waster collectors operating in Israel, of which, to the best of the Company’s knowledge, two collectors have a significant market share.

Risk related to our office supplies business

We face risks relating to account receivables.

Most sales in this sector of operations are performed in Israel, and some of the sales are performed without full collateral. We routinely study the quality of our customers so that we may determine if provisions must be made for doubtful debts, and the amount thereof. We estimate that the financial statements reflect appropriate provisions for doubtful debts.

We face significant competition in the markets we operate in.

We operate in a competitive market with a considerable degree of competition. The entry of new competitors and/or expansion of existing competitors’ operations could adversely affect the scope of operations, as well as the financial outcome of this sector.

We are dependent on the ability of a wholly-owned subsidiary to maintain its current status as an exclusive distributor of certain international brands of office supplies.

Graffiti Office Supplies & Paper Marketing Ltd., or Graffiti, our wholly owned subsidiary, through Atar Marketing Office Supplies Ltd., or Atar, which is also a wholly owned subsidiary of ours, is the exclusive distributor of a number of international brands in the office supplies industry. If we were to lose exclusivity regarding one or more of these brands, our profitability in this field could be adversely affected.

Risks related to our printing and writing paper sector

The demand for Hadera Paper – Printing & Writing Paper Ltd.’s products and the expenses it incurs may be adversely affected as a result of macro-economic and sector specific risk factors.

An economic slowdown in the global or Israeli market may potentially cause a decline in the demand for the type of products that Hadera Paper – Printing & Writing Paper Ltd. (“Hadera Paper Printing”) produces or imports, while increasing the competition from imports, thereby causing a decline in Hadera Paper Printing’s sales and adversely affecting its profitability.

Any future rise in the inflation rate may negatively affect business.

A high inflation rate may impact Hadera Paper Printing’s payroll expenses, which are adjusted over time to changes in the CPI.

We are exposed to exchange rate fluctuations.

Approximately 50% of sales to Hadera Paper Printing customers are made in U.S. dollars or linked thereto, while the remainder is in NIS. A devaluation of the U.S. dollar (lower exchange rate) may lead to a decline in NIS-denominated sale prices, due to competing imports. Furthermore, the price of pulp and of some additional raw materials, which comprise a material share of Hadera Paper Printing’s production costs, are denominated in U.S. dollars. Accordingly, significant changes in the exchange rate may impact Hadera Paper Printing’s results and profitability.

For additional information regarding Hadera Paper Printing, see “Item 4.B – Business Overview – 4. Fine Paper Sector (the Hadera Paper Printing Sector).”

We face significant competition in the markets we operate in.

Hadera Printing Paper operates in a competitive market and faces competition from imported paper. Hadera Printing Paper is exposed to competition from paper importers who do not face entrance barriers to the Israeli market. As there are no restrictions, obstacles or customs imposed on paper imported into Israel, Hadera Paper Printing must constantly maintain its advantages as a local manufacturer, such as availability, flexibility, service and quality, in order to face with its competitors.

We are exposed to increases in the cost of raw materials.

Pulp is the main raw material used in paper manufacture. Material price hikes in pulp prices could adversely affect the sector’s profitability. Moreover, we are also exposed to increases in the price of chemical inputs, such as starch.

We are exposed to changes in energy prices.

Paper mills, by their very nature, are heavy energy consumers. An increase in the price of energy or disruptions in the supply of energy could have a negative effect on Hadera Paper Printing profits.

We face risks relating to account receivables.

Most of the sector sales are made in Israel, with some sales made without full collateral. Accordingly, Hadera Paper Printing is exposed to the risk of receiving the full credit owed it by it customers. Hadera Paper Printing is continuously examining the quality of its customers and has a trade credit insurance policy, which provides insurance for some of the credit extended to customers of Hadera Paper Printing.

We are dependent on a single supplier of a certain chemical agent.

Hadera Paper Printing is dependent upon Omya Shefaya Ltd., the supplier of a chemical agent named precipitated calcium carbonate (PCC). Any disruption in the supply of PCC by Omya Shefaya Ltd. may adversely affect Hadera Paper Printing’s operation.

Risks related to Hogla-Kimberly and Kimberly-Clark Turkey (non-food disposable consumer goods sector)

We are exposed to increases in the cost of raw materials.

A substantial increase in the price of the raw materials of our associated company, Hogla-Kimberly, or H-K, could adversely affect its operations and profits. H-K’s exposure derives from fluctuations in the price of raw materials, mainly pulp, fluff and absorbent materials (SAP), representing the main raw materials used for the production of tissue paper and diapers, and imported products.

Operations in Turkey may be adversely affected as a result of the Turkish economy.

We are exposed to various economic-related risks with respect to our operations in Turkey. These operations are conducted through H-K, which operates through a Turkish subsidiary, Kimberly–Clark Tuketim Mallari Sanayi Ve Ticaret A.S, also known as Kimberly-Clark Turkey, or KCTR. Over the last few years there has been greater stability in the Turkish market and H-K estimates that the main risk associated with the Turkish market involves economic instability and elevated inflation rates that previously characterized the Turkish economy, and could potentially re-occur and negatively affect KCTR’s operations. However, in light of the nature of products in the non-food disposable consumer goods market, which is a relatively stable market, this sector may only be slightly affected by the overall level of economic activity.

Our operations in Turkey are governed under the Turkish law. For more information, in respect to a tax inspection in Turkey, please see “Item 8A – Consolidated Statements and Other Financial Information – Legal Proceedings.”

An economic slowdown in the Israeli economy could adversely affect our operations.

Since most of the products of H-K are basic consumer goods, a decline in the standard of living in Israel, in private consumption and in the level of available income, could adversely affect the financial results of H-K.

Any future rise in the inflation rate may negatively affect business.

H-K is exposed to a certain degree of risk with respect to changes in the CPI, primarily due to input prices. A high inflation rate may also impact payroll expenses, which over time are adjusted for changes in the CPI.

We are exposed to exchange rate fluctuations.

H-K is exposed to risks on account of changes in exchange rates, whether due to the import of raw materials and finished goods, or, to a far more limited degree, due to exports to foreign markets. Changes in exchange rates of various currencies vis-à-vis the NIS may erode profit margins and cash flows.

H-K implements a hedging policy against exchange rate exposure by purchasing rolling protection (forward transactions) for six months ahead, that cover, at any given moment, an average of three months of transactions, up to the maximum level of protection approved by the board of directors, which is 80% of the anticipated monthly exposure.

We face competition from several competitors.

Intensification of competition, unexpected entry of new competitors, the strengthening and expansion of private labels, could adversely affect H-K’s market share in its areas of operation and cause erosion in the sale prices of its products, resulting in damage to H-K’s financial results and business operations.

We face the risk of damage to our reputation.

H-K has a wide variety of well-reputed brand names, and damage to these brand names could detrimentally impact H-K’s financial results. H-K acts to safeguard the reputation of its brands while enforcing a strict and uncompromising quality control system and using modern production technologies.

We may be affected by centralization.

H-K’s production operations are centralized at three sites (Hadera, Nahariya and Afula), and its distribution operations are located at two additional sites (Zrifin and Haifa). Ongoing disruptions to one or more of the production and/or distribution sites could substantially impact H-K’s financial results.

We face risks associated with environmental protection.

The requirements of the Ministry with regard to the sector and its installations require that H-K devote financial resources to this issue. These demands could expand and increase because of the growing awareness of protection of the environment, which could force H-K to devote additional resources.

We are exposed to changes in energy prices.

H-K’s operations are dependent on energy consumption. A rise in energy prices or substantial delays in supply could adversely affect H-K’s operations and profits. H-K is exposed in a secondary manner to fluctuations in energy prices, both in the process of paper production, and as the fuel for its fleet of distribution trucks.

Our operations are subject to legal restrictions.

H-K is subject to certain legal restrictions in its commercial operations, which could impact the outcome of its operations. These include government policies on various issues and various government resolutions, such as a rise in the minimum wage. Such changes in regulations could impact H-K’s activities in its sector of operations.

We have a limited number of customers.

There are three large retail marketing chains in Israel. H-K’s sales to these three retail chains represent 40% of total sales. Although, the discontinuation of sales to each of these three chain could adversely affect the sales of H-K in the short term, given the customers’ loyalty to the strong brands, no long-term negative impact is expected, and therefore H-K does not regard itself as dependent on these chains.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since June 2007, the Hamas militant group has taken over the Gaza Strip from the Palestinian Authority, and the hostilities along Israel’s border with the Gaza Strip have increased, escalating to a wide scale attack by Israel in December 2008, in retaliation to rocket attacks into southern Israel. In addition, in the summer of 2006, for approximately one month, battles took place between the Israeli military and Lebanese guerilla units. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any continuation of or further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed toward Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

The Company’s principal executive offices and registered offices are located at 1 Meizer St., Industrial Zone, P.O. Box 142, 38108, Hadera, Israel. The Company’s telephone number is (972-4) 634-9349, and its facsimile number is (972-4) 633-9740. The Company’s agent for service in the U.S. is American Stock Transfer & Trust Company (AST), located at: 59 Maiden Lane, New York N.Y. 10007.AST’s telephone number is (718) 921-8200.

The Group has participated in several joint ventures as follows:

1.        In July 1992, the Group purchased 25% of the outstanding share capital of Carmel Container Systems Ltd., or Carmel, a leading Israeli designer, manufacturer and marketer of containers, packaging materials and related products. On June 1, 2007 Carmel preformed a repurchase of its own shares, and as a result, the Company’s holding in Carmel increased to 36.2% of the outstanding share capital of Carmel. In August 2008, a transaction was completed for the acquisition of shares of Carmel, pursuant to an agreement entered into on July 10, 2008, whereby the Company acquired shares of Carmel held by Robert Kraft, the principal shareholder in Carmel, as well as those of several other shareholders, in consideration of a total of $20.77 million, paid upon closing of the transaction. The shares were acquired “as-is” and the transaction closed subsequent to receiving the approval of the Israel Antitrust Authority, which was a pre-condition for said closing. Upon conclusion of the transaction and as of August 24, 2008, the Company held approximately 89.3% of Carmel outstanding share capital. Commencing September 1, 2008, the financial statements of Carmel and those of Frenkel CD Ltd., or Frenkel CD, have been consolidated with the Company’s financial statements. On October 4, 2010, the Company completed a full tender offer for the acquisition of all of the holdings of the public in Carmel, at a price of $22.5 per share in cash, at a total consideration of approximately $4.4 million. As of October 4, 2010, the Company holds 100% of the issued and outstanding share capital and voting rights of Carmel, which has become a privately held company. For the impact of the acquisition of Carmel shares on the Company, see Note 15 of our consolidated financial statements contained elsewhere in this Annual Report. Carmel shares were traded on the NYSE Amex before it was delisted and deregistrated in 2005.

2.        In 1996, Kimberly-Clark Ltd., or K-C, acquired 49.9% of the outstanding share capital of Hogla Ltd., a wholly-owned subsidiary of the Company and a leading Israeli consumer products company, which was then renamed Hogla-Kimberly Ltd. H-K is engaged in the production and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products. The partnership was intended to expand the local production base in Israel, in order to serve both local and regional demand, and to offer H-K access to international markets. In 1999, H-K purchased “Ovisan”, which was renamed Kimberly–Clark Tuketim Mallari Sanayi Ve Ticaret A.S, also known as Kimberly-Clark Turkey, or KCTR, a Turkish manufacturer and marketer of diapers, feminine care and paper products. On March 31, 2000, K-C increased its holdings in H-K to 50.1%. As a result, since the second quarter of 2000, H-K is no longer consolidated within the Company’s financial statements, and the Company’s holdings in H-K are included in the Company’s financial statements under profits of associated companies.

3.        Effective January 1, 2000, the Company entered into a joint venture agreement (for the purpose of this paragraph, “Agreement”) with an Austrian company, Neusiedler AG, which later changed its name to Mondi Business Paper, or MBP, pursuant to which MBP acquired 50.1% of the Company’s printing and writing paper operations which was separated from the Company upon the completion of this transaction and was sold to Neusiedler Hadera Paper, or NHP, a subsidiary that was established for this purpose, of which MBP acquired 50.1%. In 2004, NHP was renamed Mondi Business Hadera Paper Ltd., was again renamed in February 2008 Mondi Hadera Paper Ltd., and was once again renamed in on January 24, 2011 and is now called Hadera Paper - Printing and Writing Paper Ltd. (“Hadera Paper Printing”). In accordance with the Agreement, MBP was granted the option, exercisable up to an unlimited time, by which MBP is allowed to sell its holdings in Hadera Paper Printing to the Company in consideration of a price 20% lower than Hadera Paper Printing’s actual value. According to the Agreement, Hadera Paper Printing’s value will be determined according to a valuation that will not be less than the minimal amount set forth in the Agreement. Effective as of December 31, 2010, the Company acquired 25.1% of the issued and outstanding share capital of Hadera Paper Printing. The total consideration of the acquisition transaction amounted to €10.364 million, which was paid from the Company’s own resources. Following the closing of the transaction the Company holds 75% of the shares of Hadera Paper Printing, which were consolidated within the financial statements of the Company, with a subsidiary of MBP holding the remaining shares of Hadera Paper Printing Ltd. See also Note 5(b)(3) of our consolidated financial statements contained elsewhere in this Annual Report.

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

5.        In June 2005, C.D. Packaging Systems Ltd. or C.D., a company jointly held by the Company and Carmel, acquired the business activity of Frenkel CD and Sons Ltd., in exchange for an allocation of 44.3% of the shares in C.D. Both C.D and Frenkel CD and Sons Ltd. were engaged in the field of folding boxes, design, production and marketing of consumer goods packaging. In 2006, upon the consummation of the transaction, C.D. was renamed Frenkel CD Ltd., and the Company directly held 27.85% of the outstanding share capital of Frenkel CD. In August 2008, the Company increased its holdings in Carmel, thereby increasing its holdings in Frenkel CD to 28.92% directly and to 25.83% indirectly, via its holdings in Carmel, which currently holds 28.92% of the outstanding share capital of Frenkel CD. Commencing September 1, 2008, the Company holds in the aggregate 54.75% of outstanding share capital of Frenkel CD and the financial statements of Carmel and of Frenkel CD were consolidated with those of the Company (directly and indirectly through Carmel).

The current Group structure is as follows:

Hogla
-
Kimberly
Ltd
.

Hadera Paper
-
Packaging
Paper and
Recycling Ltd.

Carmel
Container
Systems Ltd.

Graffiti Office
Supplies
&
Paper Marketing
Ltd
.

Amnir
Recycling
Industries
Ltd
.

Frenkel
CD Ltd
.

(
2
)

Attar Marketing
Office Supplies
Ltd
.

75%

49
.9
%

100
%

%

Hadera Paper Ltd
.
(
1
)

100
%

Hadera
Paper
Printing and
Writing
Paper Ltd.

100%

28
.92
%

Kimberly
-
Clark Tuketim
Mallari Sanayi Ve

Ticaret A
.
S
.
(
Turley
)

KCTR

(
Turkey
)

100%

Hadera Paper
Development and
Infrastructure Ltd.

100
%

Tri
-
Wall
Containers
(
Israel
)
Ltd
.

28
.92
%

%

100
%

1
In addition, the Company has holdings in the following companies: Integrated Energy Ltd. (100.0%); Bondex Technologies Ltd. (18.97%) and Cycle-Tech Recycling Technology Ltd. (30.18%) (an inactive company).

2	Frenkel CD Ltd. has two types of shares. The Company’s direct and indirect ownership of voting rights is 57.82%.

Other important events in the development of the Company include:

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

During 2008, the Company completed the execution of the key agreements for the purchase of major equipment required for Machine 8. The principal equipment for the production system was acquired from leading companies in the world in the field of the manufacture and sale of paper machines, with the central equipment purchased from the Italian company Voith, while additional complementary items were ordered from Finnish company METSO and Italian company SEEI.

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

On May 23, 2010, the Company completed a further offering pursuant to the Shelf Prospectus, raising a gross total of NIS 181,519 thousand (approximately $ 47,500 thousand), in exchange for the allocation of NIS 181,519 thousand par value of bonds (Series 5), bearing interest at 5.85%. The balance of these debentures, as of December 31, 2010, in the amount of approximately NIS 181.52 thousand, is repayable in five equal annual installments on November 30 of each of the years 2013 through 2017.

The Company has obtained a rating by Standard and Poor’s Maalot for the bonds (Series 1-4) issued by the Company; these are rated (AA-) / Negative Outlook. This AA- rating was granted in December 2003, and in February 2008 it was further validated by a rating of (AA-)/Stable. Pursuant to the Company’s request to raise additional debt by issuing bonds amounting up to a total of NIS 435 million (approximately $118 million), the Company was issued, in July-August 2008, a rating of AA- / Negative Outlook for its bond issuance (Series 3 and Series 4), which also applies to all other Company bond series in circulation. On October 5, 2009, Standard and Poor’s Maalot announced that it has downgraded the Company’s debenture series in circulation to A+/ Negative Outlook, due to the crisis in the global business environment and the rise in financial leverage. The rating was conditional on the Company’s meeting certain financial ratios. On February 2, 2011, due to a decrease in leveraging and an improvement in the business situation, Maalot confirmed the rating of the Company and has updated the rating forecasts to A+ / Stable.

On May 10, 2010, the Company announced that Maalot (Israeli Securities Rating Company Ltd., an affiliate of Standard and Poor’s) decided to rate Series 5 Debentures as (ilA+)/Negative.

On March 31, 2011, the Company issued an immediate report regarding the filing of a non-public draft shelf prospectus for an additional amount of shares and an additional series of debentures.

Capital Expenditures and Divestitures

2010

The Company’s investments in fixed assets totaled approximately NIS 179.8 million (approximately $48.2 million) in 2010. These investments included:

-	Investment of approximately NIS 2.7 million (approximately $0.7 million) in improvement of power plant.

-	An investment of approximately NIS 3.8 million (approximately $1.0 million) in a conversion to a gas system.

-	Investments of approximately NIS 96.3 million (approximately $25.8 million) in Machine 8.

-	Investments in the aggregate of approximately NIS 77.0 million (approximately $20.7 million) in buildings, equipment, transportation and information technology.

2009

The Company’s investments in fixed assets totaled approximately NIS 438.5 million (approximately $111.4 million) in 2009. These investments included:

-	Investment of approximately NIS 4.2 million (approximately $1.1 million) in improvement of power plant.

-	Investments of approximately NIS 333.0 million (approximately $84.7 million) in Machine 8.

-	Investments in the aggregate of approximately NIS 101.3 million (approximately $25.6 million) in buildings, equipment, transportation and information technology.

2008

The Company’s investments in fixed assets totaled approximately NIS 263.7 million (approximately $69.3 million) in 2008. These investments included:

-	Investments of approximately NIS 7.7 million (approximately $2.0 million) in environmental expenditures.

-	An investment of approximately NIS 4.7 million (approximately $1.2 million) in a conversion to a gas system.

-	Investments of approximately NIS 6.7 million (approximately $1.8 million) in conversion and improvement of steam tanks.

-	Investments of approximately NIS 191.0 million (approximately $49.7 million) in Machine 8.

-	Investments in the aggregate of approximately NIS 53.6 million (approximately $14.6 million) in buildings, equipment, transportation and information technology.

B.           Business Overview

The Group’s Operations and Principal Activities

The Group, through its subsidiaries and associated companies, is currently engaged in the following five sectors of operations: (i) packaging paper and recycling; (ii) office supplies marketing; (iii) packaging and cardboard products; (iv) fine paper (also known as the “Hadera Paper Printing Sector”); and (v) disposable, non-food consumer goods (also known as the “Hogla Kimberly Sector”).

In 1995, the Company estabilished a wholly-owned subsidiary, AIPM Paper Industry (1995) Ltd. which was renamed Hadera Paper - Packaging Paper and Recycling Ltd., whose purpose is to engage in the production and sale of packaging paper.

Commencing in December 2007, the operations of the production service division, which the Company provides to Group companies at the Company’s site in Hadera, were split into a new company named Hadera Paper - Development and Infrastructure Ltd. The aforementioned services include engineering services, regular maintenance for maintaining production continuity, supply of gas, electricity, steam, fuel and water. This company also provides additional services, including spare-parts warehouse, cleaning, security and catering.

The Company operates in its main production site in Hadera according to the following standards:

▪   ISO 9001/2000 – quality management;

▪   ISO 14001 – environmental regulations; and

▪   Israeli Standard 18001 – safety.

The following will include a description of each of the Group’s five sectors of operations:

1. The Packaging Paper and Recycling Sector

General

The packaging paper and recycling operations focus primarily on the manufacture and sale of packaging paper, used as raw materials in the corrugated board industry as well as paper waste collection and recycling. Production and sales of packaging paper is conducted through Hadera Paper - Packaging Paper and Recycling Ltd. Paper waste collection and recycling is primarily conducted via Amnir. Packaging paper is primarily intended for the corrugated board industry, for the manufacture of board containers used as product packaging. The corrugated board industry serves the following sectors: Industry, agriculture and the food and beverage industry. Consequently, the macro-economic variable that possesses the greatest impact on the demand for packaging paper and the derived volume of waste collection is the level of economic activity in the market and the export volumes of its customers. The majority of production consists of fluting paper (incorporated in corrugated board boxes as a wavy layer between the outer and inner box walls). This paper is produced from recycled paper waste, collected from various sources throughout Israel.

Based on internal Company estimates, consumption of paper in Israel (not including tissue) averaged approximately one million tons in recent years. The volume of paper recycling in 2010 amounted to 390,000 tons (including corrugator waste). This constitutes an increase from the annual Israeli average of the last several years which amounted to approximately 345,000 tons. The paper recycling rate, out of total paper consumption in Israel, was approximately 40% in 2010. There is an apparent potential for growth in the volume of paper production in Israel as an alternative to paper importing, as well as potential for continued growth in paper recycling due to the low recycling rate in Israel, in relation to existing rates in Europe.

In December 1988, the Company was declared a monopoly in the manufacture and marketing of papers in rolls and sheets by the Israel Antitrust Authority. In July 1998 this declaration was partially rescinded with regard to fine paper in rolls and sheets. The declaration has not been rescinded for packaging paper in rolls and sheets. In February 2010, the Company submitted a request to the Antitrust Authority, to rescind its monopoly status in the area of packaging paper in rolls and sheets, as mentioned above, since the Company’s believes, it is not actually of monopoly in this area. The Company has not received any response from the Israel Antitrust Authority as of the date of this Annual Report.

Raw Material

Since the supply of raw materials is vital for production continuity, Amnir’s operations in collecting waste constitute a crucial step in the packaging paper production process. Amnir’s operations primarily include paper and board collection, information security (shredding services at customer premises or at Amnir premises), plastic recycling and production of paper products, that is not material for the sector. Amnir collects paper waste from various sources around Israel and processes, sorts and compresses paper waste at its plants in Hadera and Modi’in, at a rate of approximately 270,000 tons of paper waste annually (wood-free paper, wood-based paper and board), as of the date of this Annual Report. In 2010 approximately 78% of the paper waste handled by Amnir was used for in-house production of packaging paper by Hadera Packaging and 22% of the said quantity is sold as raw material to producers of tissue paper to H-K, Shaniv, Panda Paper Mills (1997) Ltd. and White Paper Jerusalem (2000) Ltd. In addition to paper waste collection, Amnir also purchases paper waste from various collectors as needed.

The relative absence of supporting enforcement of Israel’s Recycling Act, which mandates waste recycling, detracts from the Company’s ability to expand waste collection. On January 16, 2007, however, the ninth amendment to the Cleanliness Law was enacted, imposing a landfill levy on waste. Pursuant to the provisions of the Cleanliness Law, a landfill charge will be levied against waste, at the rate of NIS 10 per ton in 2007, rising up to NIS 50 per ton from 2011. In early 2011, regulations were enacted pursuant to the Cleanliness Law under which the landfill average will continue to increase over time.  The remains of waste sorting (that is, waste that was sorted at a transfer station for treatment and sorting of waste for recycling) will be charged a reduced land filling levy of NIS 0.80 per ton in 2007, rising gradually to NIS 4 per ton from 2011 and thereafter. The Company estimates that the enforcement of the said landfill levy may cause various entities to prefer transferring their waste for recycling over land filling, in order to avoid the land filling levy. This may result in the increase of the volume of waste collected for recycling, thereby lowering the collection costs. On January 19, 2011, the Packaging Law was enacted, with the goal of regulating arrangements in the matter of treatment of packaging waste. Inter alia, the Packaging Law establishes responsibility for recycling packaging waste and goals for recycling types of packaging waste. The Packaging Law entered into effect on March 1, 2011, and certain provisions regarding the commencement of collection by the recognized body will enter into effect on July 1, 2011. In light of the provisions of the Packaging Law, the Company’s system of collection of paper will need to be adjusted. However, the Company cannot at this stage estimate the impact the law will have on operations, which will depend, inter alia, on regulations that will be enacted by power of the law with respect to the separation at source, removal and collection of waste and the method of operation to be used by the recognized body. The Company is examining it’s preparations in anticipation of the potential alteration of the system of collection. Amnir is working to increase the volume of waste collection with the increase in the output of Machine 8 over time (with Company production levels rising from 160,000 tons of packaging paper before Machine 8 became operational to an expected 320,000 tons of packaging paper in 2011), by increasing and intensifying collection activity from existing customers and the development of new collection sources, adaptation of its organizational structure, construction of an alternative site for Amnir’s Bnei Brak facility and inventory accumulation. Machine 8 will require larger volumes of paper waste collection to serve as raw material in the production of packaging paper over the coming years.

The paper production process requires considerable amounts of energy. As part of the process of the Company’s transition to the use of natural gas instead of fuel oil, the Company entered into an agreement with Yam Tethys Sea Group. The natural gas will be supplied by the Yam Tethys partnership through mid-2011.

For further information regarding the gas supply to the Company, see “Item 10.C - Material Contracts”.

Customers

The Company is dependent on four material long-standing customers who produce corrugated board and cardboard packaging (corrugators), including Carmel. Due to the industry structure (one local producer and a limited number of customers) there is a dependency on each of the aforementioned customers, and termination of the contract with any one of them may have a material adverse effect on the Company results. The Group successfully maintains contracts with the customers over years by ensuring current delivery and service with a short lead time, which allows it to enjoy the benefit of a local supplier. Company sales to Carmel in 2010 and 2009 accounted for 7% and 8% of total Company sales, respectively. Company sales to each of the other three material customers in 2010 and 2009 accounted for: (a) 4% and 3% of total Company sales, respectively; (b) 3% and 3% of total Company sales, respectively; (c) 4% and 1% of total Company sales, respectively. Such customers are long-standing customers of the Company, and have been in business with the Company for many years.

In the years 2008-2009, a decrease was recorded in sales to local customers on account of imports at dumping prices as well as of the global economic crisis and of the increase of the Company’s export operations and the establishment of markets overseas, at the expense of the local market, as part of preparations for an increase in exports following the operation of Machine 8.

With the operation of Machine 8 and the initial emergence from the global crisis, the sales to the domestic market already started to increase in 2010 and amounted to 129,000 tons in 2010, as compared with 93,000 tons in 2009. The company estimates that the sales of the operating sector to the domestic market are expected to rise even further in 2011.

In addition, Hadera Packaging exports packaging paper to various customers overseas (mostly in Turkey, Greece, Egypt and Italy). In the years 2010 and 2009, the volume of revenues from the sale of packaging paper to overseas customers amounted to NIS 160 million (NIS 197 million, including sales during the running-in period) and approximately NIS 57 million, respectively, accounting for 15% and 6% of total sales in these respective years. Hadera Packaging intends to increase its sales to export markets in 2011.  In 2008 revenues from packaging paper sales to overseas customers amounted to NIS 50 million (approximately $14 million).

Marketing and Distribution

Marketing and distribution in the local market are conducted directly by Company employees vis-à-vis the customers. Marketing and distribution to export markets are conducted through local agents or through international marketing and sales companies that purchase the paper from the Company and sell it to their own customers overseas. Despite the fact that in certain regions to which the merchandise is exported there exists a single agent for the region, the Company estimates that in the event that such agent stops its operations vis-à-vis the Company, the impact on the Company would be purely temporary due to the fact that the Company shall not incur an additional cost as a result of the replacement of such agent.

Shipping to customers is mostly via external shipping companies. Marine shipping companies are engaged for exports. The Company has no exclusive agreements with any of the aforementioned shipping companies. The Company also has no dependency on any of these shipping companies.

Competition

As mentioned above, the Company is the sole producer in Israel of packaging paper, hence the competition in the packaging paper business is against imports made directly by customers. Imports into Israel include all paper types produced in Israel at different paper qualities, depending on the supplier’s production machinery. To the best of the Company’s knowledge, its major competitors in Israel are the following foreign vendors: Varel – Germany, and Modern Carton - Turkey. The two major competitors in paper waste collection, which operate throughout Israel, are KMM Recycling Plants Ltd. and Tal-El Collection and Recycling Ltd. In addition, there are many competitors with small market share who mainly operate in a limited geographical area.

On January 15, 2009, the Company announced that as producer of packaging paper, it had filed a complaint with the Supervisor of Anti-Dumping and Homogenization Charges at the Ministry of Industry, Trade and Employment (the “Supervisor”) regarding dumping imports of packaging paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. The Company claimed that in recent years it has faced importing of packaging paper at very low prices, suspected of being dumping prices, and after collecting the required information and identification of the sources of dumping, the Company filed the aforementioned complaint. On September 1, 2009, the Supervisor announced that importing at dumping prices of recycled packaging paper products was allegedly taking place, while causing damage to the local production sector. The Supervisor therefore decided to impose a temporary levy, for a period of six months, at a level equal to €52-€67 per ton on the import of recycled packaging paper products from manufacturers in the European Union. In December 2009, the Company announced that in a hearing held in court regarding the petitions of five importers/producers that were appealing the decision of the Supervisor, it was agreed between the parties that the decision of the Supervisor would remain in place for the four months following December 3, 2009, while the guarantees that were deposited by the petitioners in October and November would be returned to them. This agreement received the validity of a court ruling and the temporary guarantee was valid until March 31, 2010. On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31-€44 per ton, on most different producers from the European Union. On August 4, 2010, the Supervisor announced that the Advisory Committee on Levy and Dumping recommends the imposition of a levy on the Company for a limited period. The Minister of Trade Employment and Industry accepted such recommendation. However, following the refusal of the Minister of Finance to approve the levy, no dumping levy was imposed on the import of recycled packaging products.

The Company estimates, based on its internal estimates, that its market share in sales of packaging paper used as raw material for the corrugating industry in Israel, is equal to 37% in 2010 (data representing annual average).

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

New Products

Over the course of the last two years, the sector has started to quickly develop paper types based on 100% recycled fibers, whose high quality will render it possible to replace packaging paper based on pulp, in the corrugated board industry in Israel and overseas. The technological and operational development process is currently in advanced stages and is meant to increase the volume of the potential market for recycled packaging paper. The development of new paper types is based on the characterization of fibers, developing and implementing new chemical additives and using these advanced manufacturing technologies, both in the existing production lines and in the new production line. In 2010 the Company recorded substantial sales of the new product and expects sales to increase in 2011. The cost of the new paper types is competitive compared to the cost of pulp-based paper and allows for a gradual improvement in the profitability of the sector.

Moreover, the significant increase in the output capacity of recycled packaging paper, upon the operation of the new manufacturing system, will allow for an expansion of the operations both in Israel and overseas. The process of developing pulp-replacement packaging paper products on the basis of 100% recycled fibers, as mentioned above, will enable the division to expand the sale of such products for the first time, as a substitute for pulp-based packaging paper in international markets. The new products create an improved profit potential and have begun to be sold at a significant price supplement per ton of exported paper, as compared with the selling prices of basic paper types.

In 2009 and 2010, the Company worked to develop export markets that would absorb surplus manufacturing that cannot be absorbed by the domestic market and has started marketing to several agents dealing in various types of packaging paper, in Europe and elsewhere. With the ongoing operation of Machine 8, this activity is expected to bring about the anticipated gradual growth in export sales, while diversifying the product and market portfolio of the sector.

Seasonality

Sector demand in the area of the marketing of cardboard packaging products tends to rise during the winter months, primarily between November and March of each year, due to demand related to agricultural crops. This seasonality does not hold a material impact on the Company, due to the fact that to date, this sector of operations has sold all of the output it has managed to produce. As for the other products of the packaging paper and recycling segment, there is no seasonal impact on demand.

2. Office Supplies Marketing Sector

General

The office supplies marketing sector focuses on the marketing of office supplies, disposable paper products, office technology, office furnishings, complimentary equipment (dry food, cleaning products), art products, sales promotion products and more. The office supplies marketing sector is conducted through Graffiti and Attar. The office supplies sector in Israel is relatively stable, yet is affected by the prices of paper, plastics and steel. Moreover, the overall level of economic activity possesses an impact on this market, as expressed by a change in the consumption habits during periods of recession. Most of the products marketed in Israel in this sector are imported, including pens and stationery, office supplies, shredders, binding machines, disposable paper products etc. In addition, the Israeli market also deals in the marketing of products acquired from local producers and suppliers, such as office furniture, printers, fax machines, computers and peripherals, cameras, food products, toiletry products etc. The rate of technological development of Israel’s business sector leads to increasing demand for technology-based products marketed by Graffiti, including office automation, printers, hardware, software and consumables such as toners, inkjet cartridges, etc. The critical success factors in this area of activity are a high level of service supported by complex logistics and reduction of costs by improving purchasing sources and a transition to purchasing from the Far East.

Graffiti has been one of the leading companies in Israel in the area of comprehensive solutions in the office supplies sector for over fifteen years, through direct supply to institutions and businesses. Graffiti offers its customers around Israel some 12,000 different items supported by a logistics system including storage and distribution facilities, distribution vehicles as well as customer service and sales offices located in Rosh Haayin, Jerusalem, Tiberias and Be’er Sheva. The Graffiti site in Rosh Ha’Ayin is planned to relocate to the new logistic center in Modi’in in the second half of 2011. Investments will be necessary for the relevant storage and distribution equipment.

Graffiti provides outsourcing services by delivering a wide range of office supply products, often in conjunction with managing the customer’s applicable purchasing budget, thereby assisting large organizations in reducing costs and increasing efficiency. Graffiti does not manufacture office supplies itself, but rather purchases supplies from a large number of suppliers, including Hewlett Packard Ltd., Brother – Reshef Engineering Solutions Ltd., Xerox Israel Ltd., Hadera Paper Printing, H-K, Strauss-Elite Ltd., Afik Printing Products Ltd., Canon-Karat Israel Ltd. Graffiti serves as the exclusive distributor for international brand name products in the office supplies sector, such as Artline (Sachihata Inc.), Mitsubishi (uni-Mitsubishi Pencil Co.), Max (Max Co. Ltd.), Schneider (Schneider Schreibgerate GmbH) and Fellowes (Fellowes Distribution Services B.V.).

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

Hadera Paper Printing is Graffiti’s main supplier of fine paper in the marketing of office supplies sector.

Customers

Graffiti sells its products to thousands of diverse customers in the business and institutional sectors, in Israel only. There are large local and national organizations among Graffiti’s customers (such as government ministries, banks, health funds and the like), with thousands of employees, as well as small organizations with only a small number of employees.

During 2010, 2009 and 2008, approximately 34%, 32% and 25% of Graffiti’s sales, respectively, were derived from securing a variety of tenders, awarding Graffiti supply contracts for periods of one to four years. Engagements made through tenders are by nature for a limited time, according to the terms of the tender, and upon termination of the agreement period, such engagements end.

Marketing and Distribution

Graffiti markets office supplies to business customers, institutional customers, chains and stores, using sales methods that include sales agents, telephone sale and service centers, a B2B e-commerce website, with the market being characterized by numerous local and international brands. This tool allows Graffiti to serve a wider variety of customers with no significant increase in marketing costs. Graffiti’s orders for products in this sector of operations come from a number of sources (field sales personnel, telephone sales center, e-mail, fax and an e-commerce website). All orders are routed to the order processing system that generates picking tasks for the coming days. Once the orders have been picked, they are organized by delivery destination, and ordered products are delivered the following day.

Graffiti’s distribution system is based on a fleet of trucks under operational lease, backed up by external distribution contractors in cases of peak demand.  Graffiti is not dependent upon any of its external contractors.

Some of the marketing activities are performed through Attar.

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

In January 2010, Graffiti received notice from the Ministry of Industry, Trade and Employment regarding the investigation launched following the complaint filed by DC Paper and Plastic Industries Ltd., to the Supervisor, in connection with import of paper cups from China to Israel at dumping prices, allegedly conducted by Graffiti and others. On November 22, 2010, the Supervisor imposed a temporary guarantee on the import of paper cups from China to Israel. In his decision, the Supervisor named a few importers with regards to whom no levy, or a levy at a lower rate, would be imposed. Following this decision Graffiti has been purchasing cups only from importers on whom no levies have been imposed, and the above has no substantial impact on Graffiti.

Seasonality

Graffiti’s sales during the second half of the calendar year are usually higher than the first half of that same year, in light of the start of the school year and the realization of annual purchase budgets for institutions and businesses. In the second half of 2010, Graffiti’s sales were 14% higher than in the first half of the year; sales in the second half of 2009 were 18% higher than in the first half of 2009; and sales in the second half of 2008 were 15% higher than in the first half of that same year.

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

The cardboard packaging production and sales operations are carried out through Carmel and Frenkel CD. Carmel is engaged in the design, manufacture and marketing of cardboard packaging products. Carmel also possesses unique capabilities in the area of digital printing on various materials with a wide format. On October 4, 2010, the Company completed a full tender offer in accordance to Section 336 of the Israeli Companies Law, 5759-1999 (the “Companies Law”), for the purchase of all of the holdings of the public in Carmel, so that as of that date Carmel became a privately held company, owned by the Company. Tri-Wall Containers (Israel) Ltd., a wholly-owned subsidiary of Carmel, that was acquired in 1988 from Koor Foods Ltd., is engaged in the design, manufacture and marketing of special triple-walled board corrugated shipping containers (manufactured by Carmel), with the combination of additional materials, which are designed for the packaging and transportation of products primarily to the high-tech market, bulk shipments, etc. In addition, Tri-Wall manufactures wooden shipping pallets for the local market and for export. Frenkel CD is one of the leading companies in the design, manufacture and marketing of packages for consumer goods and engages in shelf packaging made of compressed cardboard. Frenkel CD offers its numerous customers from industry, agriculture, food and beverage industries, cosmetics, pharmaceuticals and high-technology industries, unique packaging solutions that are tailored to their needs.

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

The Company estimates that the entire packaging products and board sector in Israel grew by approximately 3% in 2010, compared to 2009, the decrease of 3% in 2008, which was a result of the cold spell in agriculture at the beginning of 2008 coupled with a deep recession that originated from the global financial crisis, which began in the second half of 2008, and remained at its low levels in 2009 as a result of the deep recession due to the global financial crisis.

Raw Materials

The principal raw material that serves in the manufacture of corrugated board is paper. The supply of this raw material is crucial to the process. The paper that serves in the manufacture of the products of this sector of operations is partially acquired from imports (all virgin paper products that serve in manufacture, approximately 45% of the total raw materials) and partially from Hadera Packaging (all the recycled paper products that serve in manufacture, approximately 55% of the total raw materials).

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

2.	Cardboard shelf packaging – Frenkel CD designs, produces and markets shelf packaging and display stands.

3.	Containers and pallets - The Company is engaged, through Tri-Wall, in the production of the following products:

a.	Triple-wall cardboard packaging which are mainly used for the export of heavy bulky products such as chemicals, electronic equipment, high-tech equipment, medical equipment, security equipment, etc.

b.	Complex packaging primarily for the export of high-tech products, which are made of wood, plywood, triple-wall cardboard, padding materials, metals and other materials.

c.	Regular and unique wooden surfaces and pallets which are used as a basis for the above packaging and wooden pallets for transportation.

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

Carmel has one material customer, the revenues from which amounted to Carmel in 2010, 2009 and 2008 to NIS 43.5 million, 55.5 million and 54.0 million, respectively, which accounted for 11%, approximately 14.4% and approximately 12.9%, respectively, of its total revenues. Carmel is not dependent on any single customer.

As of December 31, 2010, Carmel had 250 active customers. As of December 31, 2010, 2009 and 2008, Carmel’s 20 largest customers accounted for 51%, 55% and 56% of Carmel’s total revenues over the same period, respectively.

Frenkel CD

Most of the sales of Frenkel CD are made to the domestic market, while 6% are directed toward direct exports (some of local customers channel the packaging that is purchased toward indirect exports).

Frenkel CD has a wide range of customers, including leading Israeli companies in various sectors. The principal sectors in which the company operates include food, pharmaceuticals, cosmetics, agriculture, plastics and sales promotion. Frenkel CD is not dependent on any single customer.

Marketing and Distribution

Marketing and distribution are conducted directly by sector employees vis-à-vis the customers. Distribution of products is made in various ways, including direct sales to end customers and sales through distributors.

Shipping to customers is made mostly via external shipping companies. The Company also has no dependency on any of these shipping companies.

Competition

The corrugated cardboard industry is capital-intensive, which constitutes a natural entry and exit barrier of competitors. The main substitute for corrugated board products is primarily shrink wrapping for beverages.

To the best of the Company’s knowledge, the cardboard packaging market in Israel is dominated by four principal companies: Carmel, Cargal Ltd., YMA 1990 Packaging Product Manufacturing (a partnership between Kibbutz En HaMifratz and Kibbutz Ge’aton) and Best Cardboard Ltd. According to Carmel estimates, total sales for Carmel in 2010, 2009 and 2008 amounted to 27%, 27% and 25% of the total market, respectively. In addition, there are 30 cardboard packaging manufacturers with small market shares, which perform only the processing activity, but not the manufacturing of corrugated cardboard. These manufacturers produce small series of packaging with less advanced machinery compared to that used by Carmel. Carmel estimates that as of December 31 of 2010, 2009 and 2008, the total annual volume of the corrugated board industry amounted to 315 thousand tons, 300 thousand tons, and 305 thousand tons, respectively, and the estimated sales in 2010, 2009 and 2008 amounted to NIS 1,400 million NIS 1,200 million and NIS 1,350 million, respectively.

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

4. Fine Paper Sector (the Hadera Paper Printing Sector)

General

The production and marketing of fine paper, including special paper and coated paper is managed through Hadera Paper Printing. Hadera Paper Printing and its competitors in the sector market fine paper to active customers including printers, publishing houses, marketers of office supplies, producers of paper products such as notebooks, envelopes and so on, as well as to wholesalers that operate vis-à-vis smaller customers. Products from a variety of producers are sold on the market. These products differ from each other only slightly in their technical characteristics, and all the competitors are importers rather than local producers.  The fine paper market in Israel is a stable market marked by slow growth, where the influencing variables consist primarily of supply and demand globally for paper products, coupled with the level of economic activity in the local market that affects the quantity of printing and publication products.  Most of the products marketed in this area in Israel, are manufactured products in which Hadera Paper Printing possesses an advantage, the local producer, capable of supplying small quantities at short lead times.

Raw Materials

For its operations, Hadera Paper Printing requires the raw materials listed below:

1.
Pulp - The principal raw material used in the production of paper is pulp. Engagement for purchase of pulp is performed in a centralized manner for Hadera Paper Printing and for MBP (the parent company) and for other plants in Europe, allowing for a constant supply of pulp as well as economies of scale. Under the annual negotiations that are conducted between MBP (in coordination and in cooperation with the responsible officer at Hadera Paper Printing) and pulp suppliers, framework agreements are made between them and MBP which obligate them to supply a certain amount of pulp to the MBP Group (with Hadera Paper Printing included therein). These agreements do not set pulp prices, which are set in a routine manner according to pulp’s global market prices every month. Hadera Paper Printing pays the pulp price directly to the supplier and pays a commission to MBP exclusively in order to cover its costs. Hadera Paper Printing purchases approximately 116,500 tons of pulp per year, of three principal types. All the pulp is purchased overseas within the framework of long-term contracts, which include mechanisms for price adjustment and suppliers’ undertakings to ensure the supply of pulp from alternative sources in the event that the supplier cannot provide the agreed quantity. There is a relative flexibility in the demand for types of pulp, with shifting from one type of pulp to another, and as the world pulp market is quite a large one relative to Hadera Paper Printing use. Hadera Paper Printing is in effect not dependent on any particular supplier or on any particular type of pulp. If need be, it would be possible to purchase any type of pulp in any quantity immediately on the free market. The principal pulp supplier for Hadera Paper Printing is International Forest Products Corporation. The supplier is located in the United States (supplying pulp from various mills in the Americas) and the volume of purchasing from the supplier the years 2010 and 2009 amounted to 41% and 39% respectively, out of total pulp purchases, and represented 24% and 14%, respectively, out of the total purchases made by Hadera Paper Printing from all suppliers of raw materials during these years. The sector is not dependent upon any particular pulp supplier and is exposed to fluctuations in the price of pulp, used as the main raw material in the production of paper. Unusual rises in the prices of pulp could harm profits, unless the company can realize such rises in the sale price of its products. In the course of 2010, pulp prices rose sharply and then proceeded to grow more moderate only towards the end of the year, as pulp prices started to decrease moderately in the fourth quarter.

2.	Coated paper – Hadera Paper Printing imports coated paper mainly from APP Group (“APP”) and from Stora Enso. Hadera Paper Printing has no dependency on either APP or Stora Enso as paper suppliers.

3.
PCC - Another important raw material in the production of fine paper is PCC (Precipitated Calcium Carbonate). In 2005, an agreement was signed between Hadera Paper Printing and the Swiss company Omya International AG, or Omya, for the supply of PCC. In accordance with the aforesaid agreement Omya constructed and operates a PCC plant in Israel. In September 2005, the agreement was assigned to an Israeli fully-owned subsidiary of Omya, called Omya Shefaya Ltd. The original agreement was signed for a period of 10 years. In early 2009, the parties signed an amendment to the original agreement. This amendment stipulates that the original agreement would be extended by a further four years through December 31, 2020, and is based on a different price mechanism which was put in place, compared to the original agreement. The PCC purchased from Omya replaced a former PCC purchase from another PCC supplier, and led to a significant savings in PCC purchase costs and improved product quality. Hadera Paper Printing is dependent on Omya as a single supplier of PCC.

4.
Starch – Hadera Paper Printing purchases starch from Galam Ltd., or Galam, used by Hadera Paper Ltd. in paper production. Until 2009, Hadera Paper Printing was dependent on Galam as a single producer of starch in Israel, however, following the entry into Israel of competing imports of starch, at prices competitive to those of Galam, this dependence has now decreased. Should sales from Galam to Hadera Paper Printing cease, Hadera Paper Printing would be required to import starch, which might increase its expenses. However, as mentioned above, due to competing imports, it appears that the expense for acquiring starch will not rise significantly.

Hadera Paper Printing imports pulp and supplementary papers in foreign currency and may be subject risk arising from fluctuations in the exchange rate.

The paper mills, by their very nature, are also heavy energy consumers. An increase in the price of energy or disruptions in the supply of energy could have a negative effect on Hadera Paper Printing profits.

Products

Manufacture of Fine Paper

Hadera Paper Printing is the only manufacturer of fine paper in Israel. However, there are many importers operating in the Israeli market who import fine paper, mostly from Europe.

The scope of Hadera Paper Printing’s annual production of fine paper totaled approximately 141 thousand tons in 2010, compared to approximately 139 thousand tons in 2009 and approximately 144 thousand tons in 2008. The growth in manufacturing output in 2010 originates from the improved efficiency of the manufacturing processes in relation to 2009 (when the efficiency of the paper machine of Hadera Paper Printing deteriorated due to mechanical failures in the course of the year). The manufactured paper is intended for marketing on the domestic market, for direct exports and for inventories.

During 2010, approximately 101 thousand tons of paper produced by Hadera Paper Printing was marketed in the local market. The remainder, consisting of some 34 thousand tons, was designated for direct export to the United States, Italy, Egypt, Jordan and Turkey. In 2010, Hadera Paper Printing expanded its direct exports to additional countries such as the United States and Italy that are characterized by profit margins that are higher than those in Middle Eastern countries. Hadera Paper Printing estimates this trend will continue in the coming years and the scope of Hadera Paper Printing’s exports to United States markets may increase.

In 2010, there was a quantitative decrease in sales to the domestic market of 4,400 tons (approximately 4.3%), while in 2009 Hadera Paper Printing recorded a quantitative increase in sales to the local market of 4,000 tons compared to 2008 (approximately 3.6%). Despite the quantitative decrease, growth was recorded in the sales turnover of Hadera Paper Printing in the local market in 2010, in the sum of approximately NIS 31 million, compared to 2009, primarily as a result of the 12% rise in selling price. In 2009, despite the quantitative increase, Hadera Paper Printing recorded a decline in the sales turnover to the domestic market in 2009 of NIS 29 million as compared with 2008, primarily as a result of the erosion of selling prices.

In 2010, Hadera Paper Printing’s sales to direct exports increased by NIS 8 million, as compared with 2009, while in 2009 sales increased by NIS 9 million as compared with 2008. In 2008 sales increased by NIS 3 million compared to 2007.

Sales of imported paper

Hadera Paper Printing compliments its basket of products by the importing of paper, such as coated and special papers, that it does not manufacture, through imports from Europe and the Far East. The annual volume of imports by Hadera Paper Printing amounted to approximately 40 thousands of paper, which are marketed exclusively to the domestic market. In 2010, the annual scope of Hadera Paper’s imports stood at approximately 40 thousand tons of paper, which are marketed only in the local market, compared with approximately 37 thousand tons in 2009 and approximately 39 thousand tons in 2008.

Amongst Hadera Paper Printing’s suppliers of paper are Stora Enso and the APP Group, who are its main suppliers of different types of coated papers.

Customers

Hadera Paper Printing markets its products to a wide range of customers in Israel and overseas. Hadera Paper Printing has about 450 customers in Israel, where the main ones include printing houses (approximately 21%), paper wholesalers (approximately 19%), office supplies wholesalers (approximately 32%), paper products manufacturers (approximately 32%) and end-users. Hadera Paper Printing markets abroad to big wholesalers in the paper sector, as well as to big printing houses and manufacturers in Jordan.

Hadera Paper Printing is not dependent upon any single customer or group of customers that might significantly influence its operations. Furthermore, Hadera Paper Printing does not have any revenues from any single customer that constitute more than 10% of its total revenues.

Marketing and Distribution

Hadera Paper Printing possesses a local distribution system that provides it with the ability to market its products to a variety of its customers operating within the Israeli market. During the years 2006-2010, Hadera Paper Printing worked to expand its distribution network, and even secured institutional tenders, including the provision of distribution services to customers down to the end-user level.

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

Hadera Paper Printing distributes its products from two logistic sites throughout Israel, the logistic centers in Modi’in and in Hadera.

The largest and principal site is the Company’s site in Hadera, next to Hadera Paper Printing’s production and finishing installations. All of the raw material and some of the imported paper is also received at this site, and paper designated for exports is sent from there, by transfer to containers sent off to the ports by truck. Paper intended for marketing on the domestic market is partially sent directly from the Hadera site to the larger customers of the sector nationwide, while another part is distributed from the new logistics center in Modi’in. As of the date of this Annual Report, approximately 103,000 tons are distributed annually from the Hadera site (some of the imported paper is sent directly from the port to the customer).

In November 2010, Hadera Paper Printing moved its logistics center to the new Logistics Center in Modi’in, (the “Logistics Center”) replacing the sites in Holon and in Haifa. With an advancing learning curve, the Logistics Center reached full capacity in December 2010. An advanced storage system was installed at the Logistics Center, based on radio shuttle technology, allowing for the optimal storage of large quantities of paper. The warehouse is managed using software for warehouse management according to location, allowing optimal management of paper inventories. Paper is distributed from the Logistics Center to customers of the sector throughout the country, in order to provide an immediate level of service and maintain low levels of paper inventories in their respective warehouses. Furthermore, not all the imports of writing and printing paper are directly taken to the Logistics Center as some of the imported paper is transferred directly to the customers from the sea ports. Distribution from the Logistics Center is performed using trucks of Hadera Paper Printing, through sub-contractors, and using trucks belonging to customers of the sector. As of the date of this report, the Logistics Center site is planned to distribute some 42,000 tons per year.

Upon the transition to the Logistics Center, the leasing contracts of Hadera Paper Printing in connection with the Holon and Nesher sites have terminated. From the site located in Holon, products were distributed to customers of the sector in the greater Tel Aviv area and in Jerusalem.

Hadera Paper Printing sales are mostly sales from existing inventories, and are not performed by advance orders. Hadera Paper Printing is not dependent upon any single marketing channel.

Competition

Hadera Paper Printing’s main competitors are the following paper importers: Niris Ltd., Ronaimer Ltd., Allenper Trade Ltd., Mei Hanahal Ltd. and BVR Ahvat Havered Ltd. Hadera Paper Printing estimates that its market share in the local market is approximately 50%.

Due to the global economic crisis, the competition between the paper importers increased, resulting in surplus supply of writing and printing papers in dumping prices. On February 26, 2009, Hadera Paper Printing filed a complaint with the Supervisor regarding dumping imports of fine paper from several European countries to Israel. Upon review of the complaint, the Supervisor decided to launch an investigation of this issue. On May 27, 2010, the Supervisor announced that in light of developments in the paper market in the recent past and in view of information that he had received, a decision was made to close the investigation. Despite the damages incurred by Hadera Paper Printing in the past as a result of imports at dumping prices, Hadera Paper Printing does not object to the Supervisor’s decision, due to the recent market developments.

Changes to Volume of Operations and Profitability

Due to the global economic crisis in 2009, a deterioration was recorded in the ratio between the demand and supply for the paper products sold by Hadera Paper Printing. This deterioration brought about an erosion of the selling prices in the sector in 2009. In light of the discontinuation of operations in several plants worldwide, the supply of paper on the local market decreased throughout most of the year 2010 and Hadera Paper Printing has raised selling prices on the local market in 2010. The price of pulp, the principal raw material in paper production, rose sharply in relation to the 2009 prices. Despite of such rise in the cost of pulp, Hadera Paper Printing managed to avoid any damage to its profit margins in relation to the profitability in the years 2008 and 2009.

Seasonality

There are no material seasonal effects on Hadera Paper Printing’s operations.

5. Non-Food Disposable Consumer Goods Sector (the Hogla Kimberly Sector)

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

As part of the agreement, Kimberly-Clark grants H-K a license to use certain trademarks and technical services associated with the manufacture of the certain products. According to the license, H-K will assume responsibility for product liability and shall indemnify Kimberly-Clark for any breach and/or negligence associated with the manufacture of such products. As of the date of this Annual Report, the aforementioned agreement is effective through July 2011.

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

KCTR is continuing to implement a multi-annual program for expanding its operations in Turkey and reinforcing the position of the Huggies and Kotex brands in this market. Pursuant to this activity and pursuant to the distribution agreement that KCTR signed with Unilever PLC (Unilever Sanayi ve Ticaret Turk Anonim Sirketi), or Unilever, KCTR managed to increase its turnover (5% in 2010 in relation to 2009, 19.6% in 2009 in relation to 2008, 51.1% in 2008 in relation to 2007), while improving its gross margins.

Raw Materials

The raw materials required for the tissue paper industry are clean pulp and/or recycled fibers. Pulp is imported from overseas, from four main suppliers: Fibria Trading International KFT (“Fibria”), Ekman & COAB, Heizel Pulpsales GMBH and Sodra Cell (UK). The purchase of pulp from Fibria is made under a framework agreement that this supplier possess with Kimberly-Clark, while the purchase of pulp from the other suppliers is made on the basis of an independent agreement between H-K and the supplier. While Amnir is the principal supplier for recycled fibers, H-K also makes use of complementing imports from other various suppliers.

The raw material required for the diaper industry is pulp and absorbent material Super Absorbent Polymer, or SAP. Pulp is imported from three suppliers overseas, Weyerhaeuser Nr Company, Domtar Paper Company LLC and International Forest Corp. SAP is purchased from several international suppliers and mainly thorough Toyota Tsusho Corporation, by way of framework agreements of Kimberly-Clark.

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

H-K is exposed in a secondary manner to fluctuations in energy prices, both in the process of paper production, and as the fuel for its fleet of distribution trucks. H-K is exposed to changes in the exchange rate of the NIS, both vis-à-vis the U.S. dollar as well as the Euro, via its import of products and raw materials.

The main KCTR raw material is pulp that is imported from several overseas suppliers, chief among which is Kimberly-Clark. KCTR has no special engagement or long term contracts with any of its raw material suppliers, but operates under on-call orders at market prices. The transfer prices vis-à-vis Kimberly-Clark are determined in line with the transfer price policy of Kimberly Clark. In 2010, KCTR purchased absorbent material for diapers from Sandia - Sakai in conjunction with global framework agreements with Kimberly-Clark, for a total of $17.5 million, or 13% of total purchasing from suppliers in 2010. The total purchasing of absorbent material for diapers from Sandia - Sakai in 2009 and 2008, in conjunction with global framework agreements with Kimberly-Clark, amounted to $17 million and $19 million, respectively, or 14% and 15% of total purchasing from suppliers in the same period. KCTR is not dependent upon any single supplier.

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

KCTR manufactures and markets products in the diaper and feminine hygiene sectors. Toward the end of 2005, KCTR launched the first Kotex feminine hygiene products, while in the course of 2006, KCTR also launched the Huggies brand. The launch was accompanied by an extensive marketing campaign. The penetration of products in these sectors involves massive investments in advertising, sales promotion and additional expenses associated with penetrating into the large retail marketing chains and expanding shelf space. In the course of 2009, KCTR continued to develop products and launched new product lines under the Huggies and Pedo brands, manufactured at KCTR’s advanced manufacturing plant. KCTR also launched an advanced Kotex product (for feminine hygiene). In 2010, KCTR continued to develop its principal products Huggies and Kotex. Moreover, in 2010, KCTR launched a new brand in the adult care category named Depend, with the intention of dominating the market and raising the gross profitability of the category.

Customers

H-K’s client base is usually stable. H-K operates nationwide and its products are marketed and distributed extensively to clients throughout the country. In the years 2008-2010, H-K sales to the food retail chains grew to a certain extent, at the expense of sales to private and small stores. In the institutional market, serving businesses such as institutions, hospitals, offices, hotels and the like, there has been a trend of consolidation over the past several years. In 2009, approximately 19% of H-K sales were made to the institutional market, while 81% of its sales were to the consumer market (including retail chains). In 2010, approximately 19.5% of H-K sales were made to the institutional market, while 80.5% of its sales were to the consumer market (including retail chains).

All the retail marketing chains and pharmacy chains number among H-K’s customers. Total sales to major retail chain Shufersal, a company controlled by a controlling shareholder of the Company, in 2010, 2009, and 2008, amounted to NIS 224.5 million, NIS 242.2 million (approximately $61.67 million) and NIS 212.2 million (approximately $59.14 million), respectively, which accounted for 13.0%, 14.0% and 13.2% of H-K’s revenues. H-K has no agreement with Shufersal and the engagement with Shufersal is made from time to time in the normal course of H-K’s business, according to an agreement regarding the commercial terms between the parties and at market terms. The sales of H-K to the three largest retail marketing chains in Israel represent approximately 31% of consolidated sales. The discontinuation of sales to any of these three chains could adversely affect the sales of H-K in the short term, but given the customers’ loyalty to the strong brands, no long-term negative impact is expected, and H-K is not dependent upon any of these chains. To this end, H-K is not dependent upon any single customer.  At the beginning of 2005, the Anti-Trust Commissioner published his position in the matter of arrangements between dominant suppliers and the retail marketing chains. The Commissioner’s position also referred to arrangements between suppliers and retail marketing chains, including, among other things, practices with regard to competing suppliers, the purchase of display areas, category management, stewarding, shelf space, bonuses and benefits and exclusive campaigns. H-K notified the Anti-Trust Commissioner and joined the agreed order in November 2006.

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

The fixed assets of H-K consist primarily of machinery and equipment, consisting primarily of five production lines for the manufacture of diapers at the company site in Afula, one paper manufacturing machine and five lines for the production of paper products at the Hadera site and one paper manufacturing machine and four lines for the manufacture of paper products in Nahariya. The fixed assets of H-K also include 87 distribution and transportation trucks (including trucks under operating lease).

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

In March 2007, KCTR signed an agreement in principle with Unilever, according to which Unilever shall distribute and sell and sell KCTR’s products in Turkey, excluding distribution and sales to international food chains, which is done directly by KCTR. The agreement was signed to help KCTR increase its market penetration and volume of sales following the approval of a strategic plan by KCTR to expand its activities in Turkey in the coming decade.  The complete strategic plan is designed to expand the activities of KCTR from the current yearly sales volume of $134 million to a volume of $230 million in the year 2015.

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

In the field of feminine hygiene products and disposable diapers, H-K’s main competitor is Procter and Gamble Co. In the sector of household paper products, H-K’s main competitors include Sano - Bruno’s Plants Ltd. (“Sano”), Shaniv Paper Industries Ltd. (“Shaniv”) and Kalir Chemicals - Production and Marketing Ltd. (“Kalir”). It should be noted that as part of the competition in the household paper products market to the ultra-orthodox activity, one of H-K’s competitors, shuts down its production on Saturdays (the “Sabbath”). This fact may constitute a certain advantage for this competitor in that particular market. In the paper products to the institutional market, H-K’s main competitors include Kalir and Sano. In the home cleaning aids products there are many competitors and a large market share is held by private labels.

According to data from Nielsen Israel for the Near Food sector, the H-K’s market share numbers by value in 2010, in the specific segments wherein H-K operates (data representing annual average) is: disposable baby diapers - 73%, in toilet paper - 66%, in wet wipes - 69%, in disposable kitchen paper towels - 53% and feminine hygiene products - 26%.

The Turkish market is characterized by fierce competition against local brands and primarily against Procter & Gamble (P&G), both in diapers and in feminine hygiene products. In 2010, the competition in the Turkish diaper market wherein KCTR operates, actually escalated, as the selling prices of the leading competitors continued to erode, coupled with the penetration efforts of additional competitors into the market.

KCTR estimates that as of the date of this Annual Report, in the diaper market, KCTR’s market share in Turkey is 8%, while to the best of KCTR’s knowledge, the main competitor, Procter and Gamble (P&G), holds a 40% market share, while an additional company (Hayat Kimya A.Ş) holds a 21% market share. KCTR estimates that in the feminine hygiene market, the KCTR market share in Turkey is equal to 10%.

Changes to Volume of Operations and Profitability

In the course of 2010, H-K managed to successfully strengthen its leading brands through enhanced marketing efforts. Moreover, in 2010, through focused sales efforts, H-K managed to increase its quantitative sales. The quantitative growth in sales was assisted by the inclusion of H-K’s leading products as “loss leaders” (a leading product sold by the retail chain at an unprofitable price in order to attract customers) at the retail marketing chains. On the expense side, H-K managed to lower the cost of manufactured products, by changing certain product specifications and by improving the output of some of its manufacturing plants, by conducting an organizational change to streamline its manufacturing plants and methods of operation opposite consumers and clients, so as to lend support to the long-term strategy of Hogla Kimberly.

On the other hand, an increase in prices was reported for most raw materials in relation to 2009, some of which were offset by the revaluation of the shekel against the dollar. This increase in the prices of raw materials has an impact on the profitability of the sector.

Seasonality

H-K’s products are generally sold year-round, with some increase in sales during the Jewish holiday seasons of Rosh Hashanah (third quarter) and Passover (second quarter).

KCTR is exposed to the volatility of the exchange rates of the euro and the U.S. dollar vis-à-vis the Turkish lira, through the purchase of raw materials and the import of products.

The following data presents the distribution of revenues from products and services in 2010, 2009 and 2008 (in NIS thousands):

	Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Hadera Paper Printing	Adjustments to consolidation	Total
		NIS in thousands
2010
Sales	393,439	176,580	489,543	1,691,918	691,069	(2,382,986)	1,059,563
Sales between Segments	117,927	2,267	20,102	5,591	37,633	(122,075)	61,445
Sales – net	511,366	178,847	509,645	1,697,509	728,702	(2,505,061)	1,121,008
2009
Sales	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Sales – net	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
2008
Sales	273,436	129,068	500,069	1,605,376	717,424	(2,660,433)	564,940
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(57,464)	108,544
Sales – net	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)	673,484

C.	Organizational Structure

Immediately prior to September 30, 2009, Clal Industries and Investment Ltd., or Clal, beneficially owned 59.43% of the Company’s issued capital and voting rights. Prior to September 30, 2009, Discount Investment Corporation Ltd., or DIC, held 21.45% of the issued capital and voting rights of the Company and was a controlling shareholder of the Company. On September 30, 2009, following the finalization of the transaction for the sale of all the DIC holdings in the Company to Clal, DIC ceased being a controlling shareholder of the Company. To the best of the Company’s knowledge, Clal and DIC had entered into a shareholders’ agreement with regard to their holdings in the Company, dated February 1980. However, as stated above, as of September 30, 2009, DIC is no longer a controlling shareholder of the Company and the said agreement is no longer valid as of that date.

To the best of our knowledge, IDB Development Corporation Ltd. owns of 60.54% of Clal.

Significant subsidiaries and associated companies

The following table lists our significant subsidiaries and associated companies as of March 28, 2011:

Name of the Company Subsidiaries	Ownership and Voting	Country of Incorporation

Amnir Recycling Industries Ltd.	100.00%	Israel
Graffiti Office Supplies & Paper Marketing Ltd.	100.00%	Israel
Hadera Paper – Packaging Paper and Recycling Ltd.	100.00%	Israel
Hadera Paper - Development and Infrastructure Ltd.	100.00%	Israel
Carmel Containers Systems Ltd.	100.00%	Israel
Hadera Paper-printing and writing paper Ltd.	75.00%	Israel
Frenkel CD Ltd. (directly and indirectly through Carmel)	57.84%*	Israel

Associated Companies
Hogla-Kimberly Ltd.	49.90%	Israel
Kimberly – Clark Tuketim Mallari Sanayi Ve Ticaret A.S. (held through Hogla-Kimberly Ltd., which holds 100.00% of this company)	49.90%	Turkey

D.	Property, Plants and Equipment

The Company’s principal executive offices and manufacturing and warehouse facilities are located on approximately 350,000 square meters of land in Hadera, Israel, which is 31 miles south of Haifa. Hadera is a major seaport located 28 miles north of Tel Aviv.  The Company owns 274,000 square meters of the land on which it operates. An additional 68,000 square meters are leased from the Israel Land Administration, an agency of the State of Israel, under several leases. The lease periods terminate from 2012 until 2056.  Some of this land is leased to associated companies, which operate in Hadera.

The Group’s facilities in Hadera are housed in two-story plants and several adjoining buildings. Approximately 111,484 square meters are utilized for manufacturing, storage and sales and administrative offices.  In addition, the Company leases from the Israel Land Administration approximately 25,000 square meters in Nahariya, in northern Israel, under a lease agreement until 2018, which are rented to an associated company (Hogla Kimberly), where a plant for the manufacture of paper is located.  The Company also acquired the contractual rights via a development agreement in another area of approximately 3,500 square meters in Nahariya, which is also rented to Hogla Kimberly.

Until March 2011, the Company leased from the Tel Aviv Municipality under a real estate lease approximately 7,600 square meters for a plant in Tel Aviv that had been shut down as of the end of 2002. On June 1, 2010, the Company entered into an agreement for the sale of its rights in the land, in consideration of approximately NIS 64 million, plus VAT. The sale was finalized in March 2011.

Amnir, a subsidiary of the Company, previously leased a plot in the industrial zone of Bnei Brak of 9,000 square meters used for collection and recycling of paper and cardboard waste. This plot was sold, pursuant to an agreement dated July 25, 2010 with an unrelated third party, in consideration of NIS 20 million paid in installments until the transfer of possession over the property on March 31, 2011.

H-K’s headquarters and logistics center, which are leased under a long-term lease agreement, are located in a new modern site in Zrifin, near Tel-Aviv. The headquarters and logistics center covers an area of 40,000 square meters, with 17,500 square meters of buildings.  An additional production plant owned by H-K is located in a 40,470 square meter plot in Afula, a city in northern Israel.

In addition to the above, the Company’s subsidiaries and/or associated companies hold and/or rent plants, offices and warehouses at different sites all over the country including Rosh Ha’ayin, Afula, Migdal Haemek, Caesarea, Carmiel, Holon, Haifa, Zrifin.

The Company also operates converting lines for the production for personal care and household paper products in Hadera and Nahariya.

The Company maintains facilities for collecting, sorting and baling waste paper and board in various locations in Israel. It also has a plant in Afula for the production of disposable baby diapers, incontinence absorbent products and feminine hygiene products and a plant in Hadera for recycling plastic waste.

At the end of 2008, the Company signed an agreement for leasing of a logistics center in Modi’in with an area of 74,500 square meters, as well as buildings with a total constructed area of 21,300 square meters, for the Company’s subsidiaries and associated companies, which would, in part, replace existing lease agreements. The leasing period is 15 years.

* The holding in voting shares is 57.82%.

For further information, see “Item 10.C – Material Contracts”.

In October 2006, the National Infrastructure Committee approved the change in designation of 40,000 square meters of land, adjacent to the Company’s premises in Hadera, to be used as a power station and for other uses. The approval was empowered by the Israeli Government on February 6, 2007.

In November 2006 and October 2007, the Company’s Board of Directors approved an investment of approximately $690 million towards the construction of Machine 8. The machine has an output capacity of 230,000 tons per annum. The Company estimates that, upon completion of the learning process of Machine 8 on May 31, 2010, the active output capacity of the Company in packaging paper is expected to grow from approximately 160,000 tons per annum before the construction of the machine, to approximately 320,000 tons per annum. The new packing paper machine is intended to address growing demand in the local market for packaging paper at prices and of a quality that are competitive with prices and quality of imported packaging paper. As part of construction of Machine 8, the Company is investing in the reorganization of the principal site in Hadera, including an expansion of the energy system and the adaptation of the traffic routes and upgrading of environmental systems, as required.

The Company owns three paper machines (including Machine 8) that are used in the manufacture of various grades of paper and board. The paper production facilities of the Company and its subsidiaries are located in Hadera, where the Company operates machines with a combined production capacity of approximately 320,000 tons per year.

In 2000, the Company established a new co-generation power plant in Hadera, based on high-pressure steam available from steam drying employed in paper production, for a total investment of approximately $14.0 million. With the operation of the power plant, the Company now enjoys an independent power generation capacity of 18 megawatt, with generation costs considerably lower than the cost of electricity previously purchased from the Israel Electricity Company. As part of this project, the infrastructure of the main electricity supply system was renovated and improved, utilizing modern technological innovations.

Pursuant to the Company’s agreement with Yam Tethys, as described in “Item 10.C - Material Contracts”, the supply of natural gas by the Yam Tethys partnership will continue until mid-2011. As part of the process of the Company’s transition to the use of natural gas instead of fuel oil, the Company has adapted its work environment accordingly, including by implementing changes according to its hazardous materials permits as well as its policies regarding work procedures.

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

Environmental Regulation Matters

The business license for the main production site of the Company in Hadera includes conditions regarding sewage treatment, effluent quality, air quality, process sludge and the handling of waste and chemicals. In addition, the Company is required to operate the site in accordance with the conditions specified by the Israeli water commission regarding effluent disposal. To the best knowledge of the Company, the Company operates the site in compliance with such requirements, and in the event of non-compliance, the Company acts in conjunction with such governmental authorities to rectify any violations.

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

The Company discharges treated waste water, purified at the Company facility, into the Hadera Stream. The Company operated according to directives obtained from the Government Water and Sewage Authority, or Water Authority (formerly, the Water Commission), during the course of discussions for obtaining the permit for the year 2010, which has been received. This permit specifies, inter alia, conditions regarding quality of treated waste water discharged into the stream. The Company operates a sewage treatment facility covering some 21,000 square meters adjacent to its Hadera plant. In December 2010, the Company submitted an application for renewal of the permit order for 2011, which is currently under the review of the relevant committee.

In 2009, the Company successfully ran a pilot desalination project that examined desalination technology consisting of membrane separation with ultra filtration as a pre-filtering stage. The successful pilot project constituted an additional step toward the establishment of a future desalination plant at the Hadera site, planed for operation in 2012, that allows for the complete reintroduction of all the wastewater treated at the plants.

During 2010, the project for “returning” waste water was accelerated, and some half million cubic meters of softened water were “returned”, constituting approximately 25% of all sewage sent into the Hadera river. In addition, the Company continued to run the abovementioned pilot program.

The Company anticipates that in 2011 total environmental investments and costs (both current and those relating to the continued development of the desalination installation and improvement of water treatment), will amount to approximately NIS 25 million.

On January 30, 2011, the Ministry held a hearing for the Company regarding the alleged pollution of water as a result of the discharging of low quality waste water into the Hadera Stream. The Ministry held that the Company has a duty to improve the quality of the waste water, and ordered it to provide a weekly report to the Ministry with respect to the quality of the treated waste water. Furthermore, it was determined that if the Company does not fulfill the requirements stated in the permit regarding the discharge of waste water into the Hadera Stream, granted on August 11, 2010, the Ministry’s Director of the Haifa District would issue an order to cease operations of Machine 8 which the Company operates, without requiring any advance warnings or additional hearings. The Company is acting to improve the treated waste water by taking various actions, and as a result of these an improvement in the quality of the treated waste water flowing into the Stream is evident. At this stage, however, the Company cannot estimate the rate or timetable for improvement of the treated waste water, and cannot estimate said effects in the event of failure to comply with the requirements stated in the permit.

In the course of its operations, the Company uses hazardous materials, and therefore the Company has a Hazardous Materials Permit, or HazMat Permit, valid through July 2011, from the Supervisor of Hazardous Materials at the Ministry of Environmental Protection. The HazMat Permit determines the types of hazardous materials that the Company may use, the quantities of hazardous materials that are allowed to be used, storage conditions by type of hazardous material, including internal segregation of fluids and powders - all based on the risk level thereof. In 2007, in conjunction with the transition of the energy systems to using natural gas, the HazMat Permit also covered the use of natural gas, in accordance with all permits and approvals required in this regard by the Ministry of Environmental Protection.

The Company is currently acting in cooperation with the authorities to find solutions for the handling or recycling of process sludge.

Moreover, as part of the upgrading of the Hadera Site to meet the requirements of Machine 8, the Company implemented a multi-annual program this year for noise treatment, prepared in collaboration with the Hadera Municipal Council.

The Company invested NIS 2.22 million in infrastructure relating to environmental protection in 2010.

In 2010 all plants at the main Hadera site successfully passed various environmental inspections.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Critical Accounting Policies and Estimates

The Company’s discussion and analysis of the financial condition and operations are based upon the Company’s consolidated financial statements, as of December 31, 2010, 2009, and 2008, and for the years then ended prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s previous financial statements were prepared in accordance with generally accepted accounting principles in Israel (“Israeli GAAP”) and reconciled to generally accepted accounting principles in the U.S. (“US GAAP”). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

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

The following are the critical judgments and key sources of estimation of uncertainty that management has made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in financial statements:

Deferred taxes

The Company recognizes deferred tax assets for all of the deductible temporary differences up to the amount as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis upon which it evaluates each period.

Useful lives of fixed assets

Approximation of useful lives of items of fixed assets is done periodically. The Company’s management evaluates residual values, depreciation methods and length of useful lives of the fixed assets.

Provisions for legal proceedings

For purposes of evaluating the legal relevance of these claims, as well as determining the reasonableness that they will be realized to its detriment, the Company’s management relies on the opinion of legal and professional advisors. After the Company’s advisors express their legal position and the probabilities of the claims, on the basis of whether the Company will have to bear its consequences or whether it will be able to rebuff it, the Company approximates the amount which it must record in the financial statements, if at all.

An interpretation that differs from that of the legal advisors of the Company as to the existing legal situation, a varying understanding by the Company’s management of the contractual agreements as well as changes derived from relevant legal rulings or the addition of new facts may influence the value of the overall provision with respect to the legal proceedings that are pending against the Company and, thus materially affect the Company’s financial condition and operating results.

Employee benefits

The present value of the Company’s obligation for the payments of benefits to pensioners and severance pay to employees that are not covered under Section 14 to the Severance Pay Law, 5723-1963, is based upon actuarial estimations. The actuarial estimations take into consideration a great amount of data and utilize a large number of assumptions, including the capitalization rate. Changes in the actuarial assumptions could affect the book value of the obligation of the Company for employees’ benefits payments and severance pay. The Company approximates the capitalization rate annually, on the basis of the capitalization rate of government bonds. Other key assumptions are determined on the basis of conditions present in the market and on the basis of the cumulative past experience of the Company.

Purchase price allocation

For the purpose of allocating the purchase price and determining the fair value of the tangible and intangible assets as well as the liabilities of the consolidated subsidiaries at the date of consolidation, the Company’s management based the allocation primarily on valuations prepared by external and independent real-estate appraisers and assessors, who possess the necessary know-how, experience and expertise.

 The fair value was determined according to generally-accepted valuation methods, including: proposed market prices in active markets, discounting of cash flows and the comparison of selling prices of similar assets and company assets in the immediate proximity. When the discounted cash flows method was implemented the interest rate for discounting the net cash flows expected from the assets possessed a material impact on its fair value.

In determining the fair value, the business/operational risk associated with the Company’s operations is taken into account, to the extent relevant. Part of the said risk is the risk associated with the nature of the sector in which the Company operates, while part of the risk stems from the Company’s specific characteristics.

The Group strives to determine a fair value that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the Company’s management and its understanding of expected events in the market in which the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair value of the Group calls for implementing judgment. Changes in the assumptions that serve for setting the fair value can materially affect the Group’s situation and results of operation.

Impairment of cash generating units

To determine whether there may be a need for an impairment provision with respect to cash-generating units in accordance with IAS 36, the Company’s management has primarily used appraisals performed by external independent land appraisers with the required knowledge, expertise and experience. In light of indications that occurred during 2009 and in accordance with IAS-36, the Company examined the need for a provision for impairment of the value of the packaging paper sector as a cash-generating unit.

The external assessment that was done on the discounting of cash flows using a discount rate of 9.5%, indicates that the expected utilization value of the packaging paper cash-generating unit is higher than its carrying value, and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

The Company strives to determine the fair value of the cash generating units that is as objective as possible, yet the process of estimating the fair value also includes subjective elements, originating inter alia from the past experience of the external assessors and land appraisers and of the Company’s management and its understanding of expected events in the market in which the Group operates at the date when the fair value was determined.

In light of the above, and in view of the aforementioned in the preceding paragraph, the setting of the fair values of the cash generating units of the Group calls for employing judgment. Changes in the assumptions that serve for setting of the fair values of the cash generating units can materially affect the Group’s situation and the results of its operation.

Significant transactions and events.

1.	Dividends from associated companies

On January 20, 2010 a dividend in cash, in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

On February 18, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million out of the unapproved retained earnings accumulated as of December 31, 2009. The Company’s share in the dividend is approximately NIS 10 million. The dividend was paid on May 12, 2010.

On April 22, 2010 an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The Company’s share in the dividend is approximately NIS 20 million. The dividend was paid on July 15, 2010.

On July 26, 2010 an associated company declared the distribution of a dividend in the amount of NIS 5.9 million. The Company’s share in the dividend is approximately NIS 3.0 million. The dividend was paid on August 11, 2010.

On July 27, 2010 an associated company declared the distribution of a dividend in the amount of NIS 40 million from the retained earnings. The timing of the payment is subject to availability of funds and consent of partners. The amount of NIS 35 million was paid on November 29, 2010, and the amount of NIS 5 million was paid on March 24, 2011. The Company’s share in the dividend is approximately NIS 20 million.

On December 30, 2010, an associated company declared the distribution of a dividend in the amount of NIS 8.5 million. The company’s share in the dividend is approximately NIS 4.3 million. The dividend was paid during January 2011.

On February 23, 2011, an associated company declared the distribution of a dividend in the amount of NIS 30 million. The dividend will be paid during the second quarter of 2011, provided that there are no significant negative developments on account of the tax occurrence in Turkey, as stated in Note 14 of the financial statements of the Company. The Company’s share of this dividend is NIS 15 million.

A.           Operating Results

The following is a summary of the period-to-period changes in the principal items included in the Consolidated Statements of Income:

Amount and Percentage Increase (Decrease)
in thousands of NIS

	Year ended December 31, 2010 compared to the year ended December 31, 2009
	Changes NIS	Changes %
Net sales	229,013	25.7
Cost of sales	179,745	23.5
Gross profit	49,268	39.0
Selling, administrative, general and other expenses	3,560	3.2
Income from ordinary operations	45,708	293.2
Financial income	4,587	97.0
Financial expenses	31,087	135.2
Profit after financial expenses	19,208	717.3
Share in profits of associated companies, net	(6,227)	(7.1)
Income before taxes on income	12,981	15.3
Taxes on income	(4,117)	(58.3)
Profit for the year	8,864	9.7

Attributed to:
Company shareholders	9,498	10.4
Non controlling interests	(634)	(122.4)

*
The statements of income for the year ended December 31, 2010, and the applicable period in 2009 are presented in New Israeli Shekels as more fully described in Note 1 of our consolidated financial statements contained elsewhere in this Annual Report.

The rate of exchange of New Israeli Shekels for U.S. dollars decreased over the prior years by (-6.0%) and (-0.7%) in 2010 and 2009, respectively. See Note 3 to the Financial Statements attached for the anticipated effect of adopting of accounting pronouncements that have been issued but are not yet adopted.

Year ended December 31, 2010 compared to year ended December 31, 2009

I.	Overview of Results of Operations

1.	Consolidated Data

Consolidated sales in 2010 amounted to NIS 1,121.0 million, compared to NIS 892.0 million in 2009, representing growth of approximately 25.7%.

The consolidated profit from ordinary operations amounted to NIS 61.3 million in 2010, compared to NIS 15.6 million in 2009.

Profit after taxes and before the Company’s share in earnings of associated companies for 2010 amounted to NIS 19.5 million, compared to NIS 4.4 million in 2009.

2.	Net profit and the Earnings per Share Attributed to the Company’s Shareholders

The net profit attributed to the Company’s shareholders in 2010 amounted to NIS 100.7 million, compared to a net profit of NIS 91.2 million attributed to the Company’s shareholders in 2009, representing an increase of 10.4%.

The net profit attributed to the Company’s shareholders in 2010 was affected by the improvement in the operating margin of most Group companies in Israel as a result of the growth in operations. Moreover, a reduction in the Company’s share in the losses on account of the operations in Turkey (KCTR) in relation to the previous year also contributed to the improved profitability.

The net profit attributed to the shareholders of the Company in the fourth quarter this year amounted to NIS 35.4 million, compared to the net profit attributed to the Company’s shareholders of NIS 21.1 million in the corresponding quarter last year, representing an increase of 67.8%.

Basic earnings per share amounted to NIS 19.84 per share ($5.59 per share) in 2010, compared to the basic earnings per share of NIS 18.03 ($4.78 per share) in 2009.

Diluted earnings per share amounted to NIS 19.68 per share ($5.55 per share) in 2010, compared to the diluted earnings per share of NIS 18.03 ($4.78 per share) in 2009.

II.	The Business Environment

The economic recovery in most of the world’s financial and real markets continued during 2010, especially in awakening markets, including Israel. At the same time, however, the effects of the financial crisis which began in 2008 are still evident, including in the fluctuation of rates of securities and currencies in light of the uncertainty regarding the capacities of some of the European countries to service their debts, the United States’ ability to bring down unemployment rates, the slow recovery of the US real estate market and the handling of increasing inflation in developing countries (China, in particular), following the sharp rise in commodity prices throughout the world.

In Israel, 2010 was a year of recovery from the global crisis. Starting in the second half of 2009, a gradual recovery was noted in GDP. This trend continued in 2010 as well, as 4.5% growth was recorded, as compared with 0.8% growth in 2009. Exports of goods and services grew by 12.6% in 2010, compared to a decrease of 12.5% in 2009. In parallel to the recovery in exports in 2010, local demand bounced back, the industry’s sales in the local market grew at a cumulative rate of approximately 5% from the last quarter of 2009 until the second quarter of 2010. In 2010, a rise in private consumption per capita of some 2.9% was noted. The growth in local demand stemmed from household demand, in light of the drop in unemployment rates, the real increase in average wages in the market, and the rise in economic activity in general.

The local capital market showed a positive trend in 2010, and at the same time, capital raising in the corporate debt market gradually increased. The obvious recovery of the Israeli market, on the one hand, and concerns regarding development of a bubble in the local residential real estate market, on the other hand, caused the Bank of Israel to slowly and gradually increase the monetary interest rate, while at the same time, continue to be involved in the foreign currency market, and recently, in cooperation with the Ministry of Finance, to pressure the short term movements of foreign capital. 2011 opened with a continued growth trend for the Israeli market and recovery in the financial markets, together with the development of a trend of geo-political instability in a number of countries in the Middle East.

The continued trend of geopolitical instability in the Middle East could, under certain scenarios, negatively impact the status of the Israeli market as well as the Company’s option to engage in an agreement with gas provider EMG, one of the gas providers that the Company has been negotiating with, in regards to the supply of gas. As of the date of this report, the Company cannot assess the impact the situation in the region will have on the option to engage ins aid engagement with EMG, or the possible conditions regarding engagement in such a transaction with other gas suppliers.

In September 2010, Israel formally joined the OECD (Organization for Economic Cooperation and Development) as a full member. The OECD is a forum of countries committed to democracy and free-market economics, serving as a platform formulate policy and actual practice in economics, society and the environment. Membership in the OECD serves as an indication that Israel is considered to be a “developed nation” and meets the economic and regulatory standards set by the organization. Moreover, Israel’s membership in the OECD may be a positive influence on foreign investors who are considering an investment in Israel and may also serve to influence the credit rating of the State of Israel.

In the global packaging paper market, the Company estimates that as a result of the continuing rise in global pulp prices during the reported period, the demand for recycled packaging paper has increased as an alternative to virgin packaging paper. The trend of rising prices of recycled products in the global packaging paper market continued consistently throughout the reported period, at an average rate of approximately 28% (according to publications by PPI Germany), and grew more moderate only toward the end of 2010 until its stabilization. The rising trend in global recycled paper prices is expected to continue throughout the beginning of 2011 according to indications in the publications of several recycled paper manufacturers in Europe. An additional increase in prices is expected as of February 2011, at a rate of approximately 10%. The said increase in demand and prices, in addition to the prevailing high level of prices, may support the continued growth and expansion in the volumes of operation of the packaging paper sector, in Israel and worldwide.

Impact of the Business Environment on Company Operations

The Hadera Paper Group manages a wide and diverse portfolio of companies and businesses focused on consumer goods and basic commodities. the trend of consumption in the Israeli economy during the reported period, this trend led to an increase in demand at most Group companies for a wide range of products, while continuing to place an emphasis on the implementation of efficiency and cost-cutting measures across all sectors of operation.

In the packaging paper and recycling sector, Machine 8 is expected to lead to the doubling of operations in the sector. The running-in of the machine was completed in May 2010 and the results of operations have been included as part of the profits of the packaging paper and recycling sector since June 2010. In parallel, the gradual improvement in the learning curve of the machine is continuing. Following the operation of the new manufacturing equipment, the sales turnover of the packaging paper and recycling sector has increased, both in the domestic market and in export sales. Selling prices in the packaging paper sector are currently on an upward trend globally and locally. This trend is expected to continue in the near future. These factors and others are expected to assist in the continued improvement in the profitability and results of the sector. Regarding the capitalization of the net costs of the running-in period, see Note 6g of the financial statements.

Paper waste, which constitutes the main raw material for the manufacture of packaging paper is collected by Amnir from various sources throughout Israel. On January 19, 2001, the Packaging Law was enacted, with the goal of regulating arrangements in the matter of treatment of packaging waste. Inter alia, the Packaging Law establishes responsibility for recycling packaging waste and goals for recycling types of packaging waste. The Packaging Law entered into effect on March 1, 2011, and certain provisions regarding the start of collection by the recognized body will enter into effect on July 1, 2011. In light of the provisions of the Packaging Law, it will be required to adjust the Company’s system of collection of paper. However, the Company cannot at this stage estimate the impact the law will have on operations, and this is dependent, inter alia, on regulations that will be enacted by power of the law in the matter of separation at source, removal and collection of waste, and on the method of operation to be used by the recognized body. The Company is examining it’s preparations in anticipation of the potential alteration of their system of collection.

In the fine paper sector, pulp prices continued to soar during the reported period in relation to the corresponding period last year, inter alia as a result of the damage of the earthquake in Chile that damaged three production plants of large pulp suppliers, thereby leading to delays in the provision of pulp to the global market. In order to compensate for this cost increase, prices were raised in this sector starting in the second quarter of 2010. This rise in prices served, inter alia, to compensate for the decrease in the quantities sold. Additionally, Hadera Paper Printing successfully expanded its exports to the United States in 2010, thereby contributing to its improved profitability. The relocation to the logistics center in Modi’in is expected to improve the Company’s logistic capacities and to support the Company’s continued growth and development.

On December 31, 2010, the Company acquired from a subsidiary of Mondi Business Paper Group, 25.1% of the issued and outstanding share capital of Hadera Paper Printing, (for the purposed of this paragraph, the “Acquisition Transaction”). The total consideration of the Acquisition Transaction amounted to €10.364 million, that were paid from the Company’s own resources. Following the closing of the transaction, true to the date of this Annual Report, the Company holds approximately 75% of the shares of Hadera Paper Printing, consolidated within the financial statements of the Company, with a subsidiary of Mondi Group holding the remaining shares of Hadera Paper Printing. As to the accounting implications, see Note 17 to the Company’s financial statements dated December 31, 2010, attached to this report.

On October 4, 2010, the Company completed a full tender offer for the acquisition of all of the holdings of the public in Carmel, at a price of $22.5 per share in cash, at a total consideration of approximately $4.2 million. As of October 4, 2010, the Company holds 100% of the issued and outstanding share capital and voting rights of Carmel which has become a privately held company.

In the household paper and absorbent market (through Hogla Kimberly, an associated company), the level of profitability has decreased somewhat in relation to the corresponding periods in the past, due to the fierce competition in certain areas of activity. Moreover, the collapse of a significant supplier overseas has created shortages and has led to a temporary increase in costs that was partially offset by significant efficiency measures. Operations in this sector during the reported period were characterized by price competition and by a preference of consumers for attractively-priced products. The Company is therefore continuing to promote special sales campaigns in order to preserve customers and market share. Additionally, the revaluation of the NIS in relation to the average dollar exchange rate during the reported period, compared to the corresponding period last year, has reduced the damage associated with the higher purchasing costs in some of the sectors. Efforts were also made to distribute purchasing among a wider selection of suppliers in order to reduce costs. These measures provided the Company with the necessary flexibility in order to protect market share and preserve optimized profitability in a competitive business environment.

In the course of 2010, the NIS was revaluated in relation to the average dollar and the euro in relation to last year, by a rate of approximately 5.1% and 9.4%, respectively. This revaluation led to savings in terms of inputs and imported products denominated in dollars or euro, in the principal sectors of operation of the Company, whose prices track import prices in the said currencies. As a result of the said revaluation, the relative price of natural gas denominated in dollars, decreased by approximately 6% in relation to last year and also contributed to savings. Moreover, the price of electricity also decreased by approximately 10% in 2010, in relation to last year. These savings were partially offset by the rising prices of water during the year, by an average rate of 42%, along with the sharp rise in the price of fibers by approximately 43%, in relation to last year.

The developments in global markets, and especially in Europe and in the United States, including volatility in global exchange rates, have and may continue to affect the business results of the Company and its investees, their liquidity, shareholders’ equity and assets and the ability to realize these assets, the state of their business (including the demand for the products of the Company’s investees), their financial benchmarks and covenants, credit ratings, ability to distribute dividends and even their ability to raise financing for operating activities and long-term activities as well as the financing terms.

As at the date of publication of these financial statements, no material changes have occurred to the Company’s risk management policy.

The exchange rate of the NIS in relation to the dollar was revaluated during 2010 by approximately 6.0%, as compared with a revaluation of approximately 0.7% last year (the average exchange rate of the NIS vis-à-vis the dollar was revaluated in 2010 by a rate of approximately 5.1% in relation to last year.)

The changes in exchange rates as mentioned above, affected the results of the various sectors, although the group’s business portfolio, including the investee companies, is practically at equilibrium in terms of foreign currency and consequently, the exposure of the group to sharp fluctuations in currency exchange rates is low.

The inflation rate in 2010 amounted to 2.7%, as compared with an inflation rate of 3.9% in 2009. In regards to the hedging of transactions conducted by the Company in 2010 on account of its index-linked liabilities.

III.	Analysis of Operations and Profitability

Commencing on January 1, 2009, the Company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel and Frenkel CD., as a separate segment. The associated companies Hogla-Kimberly Hadera Paper Printing, formerly Mondi Hadera Paper (a consolidated company as of December 31, 2010) were also recognized as independent segments (for further information, see Note 21 of the consolidated financial statements contained elsewhere in this Annual Report). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of the Company and is affected by the adoption of the Standard mentioned above.

1.	Sales

Consolidated sales in 2010 amounted to NIS 1,121.0 million, as compared with NIS 892.0 million last year, representing an increase of 25.7% originating primarily from growth in the packaging paper and recycling sector in relation to last year.

The sales of the packaging paper and recycling sector amounted to NIS 511.4 million in 2010, or NIS 442.7 million net of inter-company sales, compared to NIS 339.3 million, and NIS 264.2 million net of inter-company sales last year, representing an increase of 67.6%.

The growth in the sales turnover of the packaging paper and recycling sector originates from quantitative growth in the sales of packaging and recycling as a result of the operation of Machine 8, as mentioned above. The growth in the output of Machine 8 served to increase exports to Europe and offered a response to the growth in demand from the local market. The growth in sales is also attributed to the rise in selling prices in relation to last year.

The sales of the packaging products and cardboard sector in 2010 amounted to NIS 509.7 million, and NIS 500.8 million net of inter-company sales, compared to NIS 484.3 million, and NIS 477.8 million net of inter-company sales, last year, representing an increase of approximately 4.8%, originating primarily as a result of the increase in the volume of operations of the companies in this sector.

The sales of the office supplies marketing sector in 2010 amounted to NIS 178.8 million, or NIS 177.5 million net of inter-company sales, compared to NIS 151.0 million last year, or NIS 150.0 million net of inter-company sales, representing an increase of 18.3% that originated from the quantitative growth in sales, primarily due to having secured institutional tenders that expanded the volume of customers and activity in this sector.

The consolidated sales in the fourth quarter of the year totaled NIS 336.4 million, compared to NIS 237.6 million in the corresponding quarter last year, representing growth of approximately 41.6%, originating primarily as a result of an increase in the sales of the packaging paper and recycling sector in relation to the corresponding quarter last year and compared to the third quarter sales of NIS 295.4 million this year, representing growth of approximately 13.9%.

2.	Cost of Sales

The cost of sales amounted to NIS 945.4 million in 2010 – or 84.3% of sales – compared to NIS 765.7 million – or 85.8% of sales – last year. The improvement in the ratio of cost of sales to sales is primarily attributed to the manufacturing efficiency of Machine 8 and a reduction in the rate of consumption of raw materials, despite the sharp rise in output. The increase in the cost of sales originated primarily from an increase in manufacturing costs (especially energy costs and the use of raw materials, as a result of the operation of Machine 8).

The gross profit totaled NIS 175.6 million in 2010 (15.7% of sales), compared to NIS 126.3 million, 14.2% of sales, last year, representing growth of approximately 39.0% in relation to last year.

The higher gross profit in relation to last year originated primarily as a result of a quantitative growth in sales in light of the initial recognition of revenues from the sales of Machine 8 in June, coupled with the expansion of operations in the entire range of companies as a result of the market recovery, as stated above. The growth in gross profit is also attributed to the lower prices of some of the raw materials.

Labor Wages

The labor wages within the cost of sales amounted to NIS 215.1 million in 2010, 19.2% of sales, compared to NIS 206.9 million last year, 23.2% of sales. The growth in the labor wages in relation to last year is primarily attributed to the rise in the number of employees as a result of the growth in the volume of operations, both in the office supplies sector and in the packaging paper and recycling sector, that were offset as a result of the discounting of labor expenses in the sum of NIS 8.5 million in the running-in period of Machine 8. (See Note 6f to the financial statements dated December 31, 2010).

The labor wages within the general and administrative expenses amounted to NIS 95.7 million in 2010, 8.5% of sales, compared to the sum of NIS 87.5 million last year, 9.8% of sales.

The growth in the cost of labor wages in relation to 2009 originated primarily from the recording of labor wages on account of a special bonus to the retiring CEO, according to the decision of the Board of Directors dated March 23, 2010.

The relatively sharp drop in the cost of labor wages in proportion to sales is primarily attributed to the growth in the volume of operations and sales.

3.	Selling, General and Administrative Expenses

The growth in selling, general and administrative and other expenses is primarily attributed to the wage bonus granted to the retiring CEO, as mentioned above, that was offset by the recording of proceeds from the sale of real estate in the amount of NIS 18.5 million, a refund of approximately NIS 8.5 million from Hadadit fund for employers, and earnings from the devaluation of an investment in a subsidiary that was consolidated on December 31, 2010, in the amount of NIS 5.8 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 2.7 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the non-recurring labor expenses and net of non-recurring revenues, the selling, general, administrative and other expenses increased by approximately NIS 20.0 million in relation to last year. The increase in expenses originates primarily from an increase in the selling and transportation expenses as a result of the growth in the volumes of operation in the local market in various sectors as well as opposite export markets of the packaging and recycling sector, coupled with the recording of an expenditure related to the valuation of a Hadera Paper Printing Put option in the amount of NIS 0.9 million in 2010, as compared with a revenue of NIS 1.9 million last year.

The selling, general and administrative expenses (including wages) and other expenses amounted to NIS 114.3 million in 2010 or 10.2% of sales – compared to NIS 110.7 million, 12.4% of sales, last year. Net of non-recurring revenues during the reported period, as a result of the sale of assets in the amount of approximately NIS 18.5 million, a refund from the Hadadit fund for employers, valuation of an investment in an investee company and a non-recurring labor expenditure, as mentioned above, the selling, general and administrative expenses amounted to NIS 147.1 million , or approximately 13.1% of sales, compared to last year, when the selling, general and administrative and other expenses, net of non-recurring revenues as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by a consolidated subsidiary in the amount of NIS 16.4 million, amounted to NIS 127.1 million, or approximately 14.2% of sales.

4.	Operating Profit

The operating profit totaled NIS 61.3 million in 2010, 5.5% of sales, as compared with NIS 15.6 million, 1.7% of sales, last year. The increase in operating profit in 2010 compared to the corresponding year is primarily attributed to the increase in gross profit as a result of the increase in sales, as mentioned above. In 2010 and 2009 the operating profit included non-recurring revenues.

The operating profit of the packaging paper and recycling sector amounted to NIS 50.1 million in 2010, compared to an operating loss of NIS 2.8 million last year, that included non-recurring profits, as mentioned above. It should be noted that the expenses allocated in 2010 to the packaging sector included non-recurring labor expenses of NIS 5.0 million.

The operating profit of the packaging products and board segment amounted to NIS 7.1 million in 2010, as compared with an operating profit of NIS 14.7 million last year. The decrease in operating profit in this sector is primarily attributed to the rise in raw material prices and the increase in other manufacturing expenses, compared to last year.

The operating profit of the office supplies sector amounted to NIS 5.1 million in 2010, compared to NIS 4.0 million last year.

The operating profit in the fourth quarter of the year amounted to NIS 28.6 million compared to an operating profit of NIS 0.4 million in the corresponding quarter last year and compared to an operating profit of NIS 20.2 million in the third quarter of this year. The increase in operating profit this quarter is primarily attributed to the sharp rise in gross profit of packaging paper and recycling sector, as a result of the increase in sales and the manufacturing efficiency of the sector on account of the operation of Machine 8, as mentioned above.

5.	Financial Expenses

The net financial expenses amounted to NIS 44.8 million in 2010, compared to NIS 18.3 million in 2009.

The growth in financial expenses originated primarily from the growth in financial expenses on account of long-term liabilities that increased by approximately NIS 30.6 million in relation to last year, mostly due to the cost of financing Series 3 and Series 4, whose discounting of financing costs for Machine 8 ended at the end of May, coupled with the issuing of bond series 5 (new series) in May. Moreover, an increase was recorded in financial expenses as a result of long-term loans assumed by a subsidiary for financing an investment in corrugators.

6.	Taxes on Income

Tax revenues of NIS 3.0 million were recorded in 2010, compared to tax revenues totaling NIS 7.1 million in 2009. The decrease in tax revenues this year, originating from a loss, for tax purposes, in the current operations, in comparison to the tax revenues last year, is primarily attributed to non-recurring tax revenues in the amount of NIS 8.6 million that were included in 2009, as a result of the decrease in the tax rate over the next several years.

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), include primarily: Hadera Paper Printing, Hogla Kimberly.

The company’s share in the earnings of associated companies totaled NIS 81.1 million in 2010, compared to NIS 87.4 million last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

-
The Company’s share in the net profit of Hadera Paper Printing (49.9%) in 2010 amounted to NIS 11.1 million compared to NIS 14.1 million in 2009, a decrease of NIS 3.0 million. The decrease in the profit originated primarily from the decrease in the operating profit of Hadera Paper Printing that decreased from NIS 40.5 million last year to NIS 31.1 million this year. The decrease in operating profit in 2010 originated primarily from the sharp rise in the prices of raw materials in relation to last year, despite taking measures to raise prices in the course of the year and the improved gross margin of part of the product range. The decrease in net income was also affected by the growth in tax expenditures in the amount of NIS 6.7 million in 2010, compared to the recording of tax revenues of approximately NIS 6 million last year as a result of the change in the tax rate, that were offset by the reduction in financial expenses in the amount of NIS 9.7 million.

-
The Company’s share in the net profit of Hogla Kimberly in Israel (49.9%) in 2010 amount to NIS 75.0 million as compared with NIS 83.0 million in 2009. The decrease in the sum of NIS 8.0 million, originated primarily from the decrease in operating profit from NIS 210.0 million to NIS 193.8 million this year. The decrease in the operating income is primarily attributed to the erosion of the selling prices in some sectors of operation, coupled with the rise in the prices of some principal inputs at the company, that were offset by far-reaching efficiency measures that were implemented across the company, continuing savings in purchasing and the strengthening of the company brands, led to a reduction in the erosion of earnings in 2010.

-
The Company’s share in the losses of KCTR Turkey (49.9%) in 2010, amounted to NIS 2.7 million, compared to NIS 7.6 million in 2009, representing a decrease of NIS 4.9 million. This reduction in loss, despite the slight decrease in the volumes of operation, is primarily attributed to the sale of the PEDO brand to a local chain which generated non-recurring revenues of NIS 3.1 million in 2010 and contributed to the continued reduction of the net loss from NIS 15.1 million last year, to NIS 5.4 million in 2010. In addition, the loss was reduced as a result of recording financial revenues from the valuation of operational balances.

Year ended December 31, 2009, compared to year ended December 31, 2008

I.	Overview of Results of Operations

1.	Consolidated Data

Consolidated sales in 2009 amounted to NIS 892.0 million, compared to NIS 673.5 million in 2008, representing growth of approximately 32.4%.

The consolidated profit from ordinary operations amounted to NIS 15.6 million in 2009, compared to NIS 35.4 million in 2008.

Profit after taxes and before the Company’s share in earnings of associated companies for 2009 amounted to NIS 4.4 million, compared to NIS 16.7 million in 2008.

2.	Net profit and the Earnings per Share Attributed to the Company’s Shareholders

The net profit attributed to the Company’s shareholders in 2009 amounted to NIS 91.2 million, compared to the net profit of NIS 69.7 million attributed to the Company’s shareholders in 2008, representing an increase of 30.8%.

The net profit attributed to the Company shareholders in 2009 was affected by the improvement in operating profitability at some of the Groups companies in Israel and Turkey and by the recording of earnings as a result of the distribution of a unilateral dividend on account of the application of a preferred share by an associated company that generated net revenues of NIS 8.4 million for the Company. Moreover, a reduction of the Company’s share in the losses on account of the operations in Turkey (KCTR) in relation to the previous year also contributed to the improved profitability.

The net profit attributed to the shareholders of the Company in the fourth quarter of 2009 amounted to NIS 21.1 million, compared to the net profit of NIS 10.2 million attributed to the Company’s shareholders in the corresponding quarter in 2008, representing an increase of 106.8%.

Basic earnings per share amounted to NIS 18.03 ($4.78 per share) in 2009, compared to basic earnings per share of NIS 13.77 ($3.62 per share) in 2008.

Diluted earnings per share amounted to NIS 18.03 ($4.78 per share) in 2009, compared to diluted earnings per share of NIS 13.77 ($3.62 per share) in 2008.

3.	The Business Environment

The global financial crisis and the slowdown in the real-term economic activity that developed in 2008 resulted, inter alia, in severe damage to global capital markets, in a severe downturn and considerable fluctuations in stock markets both in Israel and worldwide, including severe downturns and fluctuations in the prices of the securities of certain investee companies of the Company, a deterioration of the credit crunch, a decrease in the value of assets held by the public and a considerable slowdown and uncertainty in economic activity. Consequently, various economies worldwide, including the economy of the U.S. and those of numerous countries in Europe, slipped into a recession while indications of a recession were also identified in Israel.

The weakness in economic activity that characterized the second half of 2008 continued in the first quarter of 2009 as well. Commencing in the second quarter of 2009, a certain recovery was observed and then gained momentum in most sectors of the Israeli economy. The prices of traded securities recorded a considerable increase in the Israeli capital market, while in parallel the corporate debt market began to recover as the raising of funds by the business sector renewed. Various markets worldwide were experiencing similar developments as a global trend of recovery in real-term operations was observed, along with bullish capital markets and an improvement in the stability of financial institutions. The global recovery was largely attributed to a combination of fiscal expansionary plans, along with a continuing expansionary monetary policy, led by the U.S. economy.

In the last quarter of 2009 the prices of various products were raised in the global paper industry. In the packaging paper sector in Europe the cumulative rise in prices since September 2009 totaled €80 per ton (approximately 35%) until the end of 2009.

4.	Impact of the Business Environment on Company Operations

The Group manages a wide and relatively diverse portfolio of companies and businesses. This fact is instrumental in dealing with the local and global crisis. The different Group companies operated in 2009 on the basis of aggressive efficiency and cost-cutting measures across all companies and all sectors of operation. The Company’s sectors of operation focused on consumer goods and basic inputs that were affected in a relatively limited manner by the repercussions of the global economic and financial crisis.

In light of the economic crisis, the Company’s principal operation in the area of household paper and absorbent products (through the Hogla Kimberly sector), , was characterized by preserving market share and maintaining the quantitative volumes of operation in view of the acquired consumption habits of customers and consumers in Israel characterized primarily on the basis of attractive pricing. In the course of 2009, the Company maintained stability in its market shares thanks to increased marketing activity that served to strengthen its leading brands.

In light of the aforementioned, during 2009, the Company successfully managed to continue improving its profits despite the challenging business environment in these areas.

During the years 2008 and 2009 packaging paper products were imported into Israel at dumping prices, primarily from Europe. The Dumping Supervisor at the Ministry of Employment, Industry and Trade decided to impose a temporary levy on the importing of packaging paper from Europe, at a rate of € 52-67 per ton. Some of the manufacturers and importers filed petitions against this decision.

On January 21, 2010, the Supervisor informed the Dumping Committee of his recommendation to impose a dumping levy of €31- 44 per ton, on most different producers from the European Union. The recommendation of the Dumping Supervisor was subject to the approval of the Dumping Committee and the signature of the Minister of Employment Industry and Trade and the Minister of Finance. For more information regarding the refusal of the Minister of Finance, see "Item 4B. Business Overview – 1. The Packaging Paper and Recycling Sector - Competition"

In the fine paper sector, the impact of the global crisis was evident primarily in the advertising industry, as demand for fine paper decreased in the global market by 11%-14% in 2009. Towards the end of 2009, pulp prices rose due to the earthquake in Chile, which caused temporary delays in pulp supply to the global market.

The reduced demand created surplus supply in Europe and worldwide. Fine paper was being imported to Israel at dumping prices since 2008. In this respect, the Company worked with the Dumping Supervisor in order to control imports at these prices. On February 26, 2009, the Company announced that Hadera Paper Printing had filed a complaint to the Supervisor regarding the dumping imports of fine paper from several European nations to Israel. Upon review of the complaint the Supervisor decided to launch an investigation of this issue. On May 27, 2010, Hadera Paper Printing reported that the Supervisor announced his decision to terminate the investigation concerning the import in dumping prices of fine paper products due to the recent developments in the paper market and certain information provided to him.

A decrease was recorded in 2009 in the prices of inputs, primarily fibers and chemicals as a result of the global crisis. This trend began to change in the last quarter of 2009, in light of awakening market activity. These decreases in prices offered partial compensation for the erosion in prices at some of the Group companies. These savings were partially offset as a result of an increase in the prices of water in 2009 by an average rate of 3%, along with an increase in the prices of gas, which constitute a principal input in the paper production chain. Gas prices rose by approximately 10% in relation to 2008 as a result of the devaluation of the NIS in relation to the U.S. dollar by an average of 9.6% in relation to 2008. This adversely affected the Company in terms of the imported inputs as well, while serving to improve the eroded selling prices that, as mentioned above, in the main sectors of operation of the Company, where the prices tend to follow the import prices, denominated in U.S. dollars.

The U.S. dollar exchange rate was revaluated by 0.7% in 2009, relative to a revaluation of approximately 1.1% in 2008.

The Company’s business portfolio, including its associated companies, is balanced in terms of foreign currency and the level of the Company’s exposure to sharp fluctuations in currency rates is therefore low.

The inflation rate in 2009 amounted to 3.9%, compared to an inflation rate of 3.8% in 2008.

5.	Analysis of Operations and Profitability

Commencing on January 1, 2009, the Company applies International Financial Reporting Standard (IFRS) No. 8, “Operating Segments”, and has accordingly recognized the packaging products and board segment, which includes the operations of Carmel and Frenkel CD., as a separate segment. The associated companies H-K and Hadera Paper Printing were also recognized as independent segments (for further information, see Note 19 to the consolidated financial statements contained elsewhere in this Annual Report). Please note that the following analysis of financial results relates to the companies that are consolidated in the results of the Company and was affected by the adoption of the Standard mentioned above.

Commencing on September 1, 2008, the financial statements of Carmel and Frenkel CD Ltd. (an associated company of Carmel and of the Company), are consolidated within the Company’s financial statements, as a result of the fact that the holding rate in Carmel increased from 36.2% to 89.3%, and in Frenkel CD, indirectly, from 37.93% to 54.74% (for details see Note 15 to the annual financial statements contained in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008).

6.	Sales

Consolidated sales in 2009 amounted to NIS 892.0 million, compared to NIS 673.5 million in 2008, representing an increase of 32.4%, primarily attributed to the first-time consolidation of the data of Carmel and Frenkel CD in the reported period in the amount of approximately NIS 477.8 million, compared to their consolidation for only part of 2008 in the sum of NIS 160.9 million.

Sales of the packaging paper and recycling sector amounted to NIS 263.2 million in 2009, compared to NIS 381.5 million in 2008.

The decrease in the sales turnover in the packaging paper and recycling sector originated both from the decrease in the sale of packaging and recycling as a result of the decrease of selling prices (sales in the sector are affected by dollar-denominated import prices), coupled with the quantitative decrease in sales originating from the importing of packaging paper at dumping prices from Europe, along with the decrease in demand from the local market and Israeli export operations during 2009.

The sales of the packaging products and board sector in 2009 amounted to NIS 477.8 million, compared to their consolidation for part of the reported period in 2008 year, in the amount of NIS 160.9 million.

Sales in the marketing of office supplies segment amounted to NIS 151.0 million in 2009, compared to NIS 131.1 million in the corresponding period in 2008, representing an increase of 15.2% that originated from the continued implementation of the segment’s strategic growth plan by way of expanding the customer base.

The consolidated sales in the fourth quarter of 2009 amounted to NIS 237.6 million, compared to NIS 226.3 million in the corresponding quarter in 2008, representing an increase of approximately 5.0%. This increase originated primarily from the growth in sales of the packaging paper and recycling sector in view of the higher prices since September 2009, as mentioned above, coupled with the increase in the sales of the office supplies marketing sector in relation to the corresponding quarter in 2008 as well as the sales in the third quarter of 2009 in the amount of NIS 220.4 million, representing an increase of approximately 7.8%.

7.	Cost of Sales

The cost of sales amounted to NIS 765.7 million, or 85.8% of sales, in 2009, compared to NIS 542.4 million, or 80.5% of sales in 2008. The increase in the cost of sales originates primarily from the consolidation of the results of Carmel and Frenkel CD in 2009, compared to their partial consolidation in 2008.

The gross profit totaled NIS 126.3 million in 2009, representing approximately 14.2% of sales, compared to NIS 131.1 million in 2008, representing 19.5% of sales exhibiting a decrease of 3.7% of the gross profit in 2009 in relation to the corresponding period in 2008.

The decrease in gross profit in relation to 2008 originated primarily from the decrease of the prices of packaging paper, as well as from the slowdown in the markets that led to a decrease in quantitative sales. Additional factors that contributed to the decrease in gross profit were the 3% increase in the price of water, that was offset by the lowering of paper collection costs and the procurement of raw materials, along with a 5% decrease in electricity prices. Additionally, the cost of sales included part of an amortization of NIS 4.3 million in excess cost as a result of the acquisition of Carmel and Frenkel CD in 2008.

8.	Labor Wages

The labor wages within the cost of sales amounted to NIS 206.9 million in 2009, representing approximately 23.2% of sales, compared to NIS 149.2 million in 2008, representing approximately 22.2% of sales.

The labor wages within the selling, general and administrative expenses amounted to NIS 85.3 million during 2009, approximately 9.6% of sales, compared to the sum of NIS 73.9 million in 2008, approximately 11.0% of sales.

The increase in the cost of labor wages in relation to 2008 originated primarily from supplemental labor wages in the sum of NIS 105.2 million, stemming from the consolidation of Carmel and Frenkel CD, compared to NIS 34.4 million from their partial consolidation in the corresponding period in 2008. Net of labor expenses on account of Carmel and Frenkel CD, the labor expenses decreased by a rate of 0.9%.

Moreover, the cost of labor includes the labor costs derived from the issue of options to executives and the allocation of the expenditure thereupon at a cumulative rate of NIS 3.8 million in 2009, an expenditure not involving cash flows.

As part of the alignment with the global economic crisis, the Company’s management adopted a policy of mutually-agreed pay cuts for executives. In this capacity, senior executives and managers voluntarily agreed to cut their wages by 8%-10% in 2009, while senior employees agreed that their wages be cut by 5%. The Company also decided to freeze any raises in labor wages for employees under a personal employment contract in 2009.

9.	Selling, General and Administrative Expenses

The selling, general and administrative (including wages) and other expenses amounted to NIS 110.7 million in 2009, or 12.4% of sales, compared to NIS 95.7 million, or 14.2% of sales in 2008. When the revenues were neutralized as a result of the distribution of a unilateral dividend on account of a preferred share that was allocated by an associated company in the sum of NIS 16.4 million, the selling general, administrative and other expenses amounted to NIS 127.1 million.

The increase in selling, general and other expenses originated primarily from the consolidation of the expenses of Carmel and Frenkel CD in the Company’s financial statements in the sum of NIS 54.0 million, compared to their consolidation during the part of last year, in the sum of NIS 17.3 million. The general and administrative expenses also included an amortization of excess cost in the sum of NIS 2.9 million, on account of excess cost recorded during the acquisition of Carmel and Frenkel CD in 2008. Net of the expenses of Carmel and Frenkel CD, and net of non-recurring income, the Selling General and Administrative expenses decreased by approximately NIS 5.3 million.

10.	Operating Profit

The operating profit totaled NIS 15.6 million in 2009, 1.7% of sales, compared to NIS 35.4 million. 5.2% of sales, in 2008. The decrease in operating profits originated from the erosion of selling prices, coupled with the quantitative erosion of packaging paper and recycling, as a result of the imports of packaging paper at dumping prices, which was offset by the recording of non-recurring revenues of NIS 16.4 million on account of a unilateral dividend.

The operating loss of the packaging paper and recycling sector amounted to NIS 2.8 million in 2009, compared to the operating profit of NIS 38.7 million in 2008, primarily as a result of dumping prices of competing imports that served to erode the prices and quantities as mentioned above.

The operating profit of the packaging products and board segment amounted to NIS 14.7 million in 2009, compared to an operating loss of NIS 6.2 million in 2008. The improvement in the operating profit in the sector was primarily due to the erosion in input prices and the implementation of an aggressive efficiency program that compensated for the erosion in the quantities sold and in the selling prices.

The operating profit of the office supplies sector amounted to NIS 4.0 million in 2009, compared to NIS 3.2 million in 2008.

The operating profit in the fourth quarter of the year amounted to NIS 0.4 million, compared to an operating loss of NIS 2.6 million in the corresponding quarter in 2008 and an operating profit of NIS 1.2 million in the third quarter of the year. The change in the operating profit for the quarter in relation to the loss in 2008 originates primarily from the transition from an operating loss from the packaging products and cardboard sector in the fourth quarter of 2008 that originated from inventory hedging transactions, to an operating profit in the fourth quarter of 2009 as a result of the utilization of the erosion of raw material prices in the sector and the continued implementation of the efficiency program. The increase in operating profits in the fourth quarter was offset due to the transition to an operating loss of the packaging paper and recycling sector in relation to the corresponding quarter in 2008, as a result of the aforementioned dumping of prices.

11.	Financial Expenses

The financial expenses totaled NIS 18.3 million in 2009, compared to NIS 15.0 million in 2008, representing growth of 22.0%.

The total average of net interest-bearing liabilities charged to the Company’s financial expenses, decreased by an average of NIS 3 million between 2008 and 2009. This decrease originated primarily from the positive cash flows from operating activities between the periods, net of the current investments in fixed assets.

The interest on the short-term credit decreased by approximately NIS 0.8 million, as a result of both the decrease in the average balance of short-term credit and the lower interest rate between the two periods. The interest expenses in respect to CPI-linked long-term liabilities (debentures) decreased by NIS 4.3 million compared to the corresponding period in 2008, as a result of both the decrease in the balance of debentures following redemptions made to the holders of the debentures and the hedging transactions on the CPI-linked debentures against the increase in the CPI, whose costs amounted to 0.3% per annum in 2009, compared to 2.6% in 2008. An additional factor that contributed to the decrease of the aforementioned interest expense was the valuation of the hedging transactions to their fair value in accordance with international standards. The actual CPI rose by 3.9% in 2009.

Financial revenues of NIS 5.2 million were included in the Annual Report of 2008 on account of a currency transaction on the dollar and were not included in the Annual Report of 2009.

12.	Taxes on Income

The tax revenues on income amounted to NIS 7.1 million in 2009, compared to tax expenses of NIS 3.7 million in 2008. The tax revenues originated primarily from the decrease in pretax profits in the amount of NIS 23.0 million, coupled with the change of the tax rates in the following years that generated deferred tax revenues in the amount of NIS 8.6 million, which were offset as a result of recording a provision for taxes on account of events that were included in the reported period.

13.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to Hadera Paper’s holdings therein), primarily include Hadera Paper Printing, H-K and KCTR Turkey.

The Company’s share in the earnings of associated companies totaled NIS 87.4 million in 2009, compared to NIS 51.3 million in 2008.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to 2008:

-
The Company’s share in the net profit of Hadera Paper Printing (49.9% in 2009) rose by NIS 4.5 million. The increase in profits originated primarily from an increase in the operating profit of Hadera Paper Printing that grew from NIS 34.1 million in 2008, to NIS 40.5 million in 2009, despite the erosion of prices impacted by imported goods priced at dumping prices. This increase in profits resulted from the implementation of an aggressive efficiency program in operations and purchasing, as well as a decrease in input prices. The net profit also grew, as the tax rate was changed, after which the Company, subsequently, recorded tax revenues in the sum of NIS 6.4 million which was offset by the increase in financial expenses during the reported period compared to 2008. The increase in the financial expenses resulted primarily from the devaluation of the NIS against the U.S. dollar.

-
The Company’s share in the net profit of H-K Israel (49.9% in 2009) increased by NIS 21.5 million. H-K’s operating profit grew from NIS 169.0 million to NIS 210.0 million in 2009. The improved operating profit originated from a quantitative increase in sales, improved selling prices in some of the sectors of operation, innovation of products and empowerment of the H-K’s brands, a decrease in the prices of certain companies inputs on account of the erosion of global commodity prices, continued implementation of efficiency measures throughout the Company and growing savings which also contributed significantly to the improved profit.

-
The Company’s share in the losses of KCTR Turkey (49.9% in 2009) was reduced by NIS 8.1 million. The significant decrease in the loss is attributed primarily to growth in the volumes of operation (see above - “Strategic Investment in Turkey”) that led to the continued reduction in the operating loss, from NIS 33.4 million in 2008 to approximately NIS 14.7 million in 2009. Moreover, due to the increase in the shareholders’ equity of KCTR through a financial influx from H-K in 2008 and during the reported period of the 2009 Annual Report, as well as the repayment of bank loans, the financial expenses were reduced, thereby leading to an additional reduction in the net loss.

5B.	Liquidity and Capital Resources

1.	Cash Flows

The cash flows from operating activities in 2010 amounted to NIS 193.1 million, as compared with NIS 179.2 million in 2009. The growth in the cash flows from operating activities in 2010 in relation to last year, originated primarily from the growth in the earnings from operating activities, coupled with the Company share in the dividends of associated companies, that was offset as a result of an increase in working capital this year in relation to last year, amounting to NIS 9.4 million, as compared with a decrease of approximately NIS 39.6 million last year. The increase in working capital this year originated primarily from an increase in the accounts receivable balances, an increase that was partially offset by the growth in the payable balances on account of a payable debt in the sum of NIS 49.4 million on account of the acquisition of control over Hadera Paper Printing.

The Company possesses positive cash flows from operating activities, according to its interim consolidated financial statements dated December 31, 2010. However, the Company’s ongoing cash flows from operating activities in its separate financial statements, according to Regulation 38D of the Reporting Regulations (“Separate Financial Statements”), are negative. In light of the above, the Company’s Board of Directors conducted a discussion during its meeting on November 7, 2010, about Regulation 10(b)(14) to the Securities Regulations (Periodical and Immediate Reports) - 1970 (“Reporting Regulations”) and determined that the ongoing negative cash flows from operating activities in the separate financial statements as at December 31, 2010, does not indicate a liquidity problem on the part of the Company. This determination is based on an examination of the expected cash flows of the Company and on the Company’s ability to raise additional credit on the basis of an economic calculation performed by the Company, and after having the report of cash flows that is included in the Company’s separate financial statements presented to the Board of Directors and discussed by the board.

The data that served the board of Directors as a basis for its estimation included the expected cash flows of the Company for the next two years, based on the balance of cash and deposits as at the date of the report above mentioned, totaling NIS 43.8 million held by the Company, cash flows from operating activities in the sum of NIS 105 million in the coming year (approximately NIS 89.5 million in the following year), originating from Company estimates regarding cash flows from revenues from operating activities, cash flows from dividends and the repayment of loans from investee companies. Cash flows created from investment activities totaling approximately NIS 9.9 million (net) in the coming year (approximately NIS 5 million that will serve for investment activities the following year), originating from the realization of real estate assets and an increase in holdings in investee and associated companies. The cash flows that will serve for financing activities, totaling approximately NIS 155 million in the coming year (approximately NIS 83.5 million in the following year), originating from the utilization of short-term credit, to serve for the repayment of loans plus interest, net. In addition to the above, the Company is able to raise additional credit in the total sum of approximately NIS 280 million, also by way of recycling existing bank credit, for its continued operating activities and for making investments.

2.	Financial Liabilities

The Company believes that its existing credit lines and cash flow from operations are sufficient for financing its working capital needs. The Company uses its cash flow from operating activities to finance its investments and for repayment of loans and notes.

Based on the Company’s balance sheet, the Company believes that it is unlikely that there will be any difficulties to obtain credit, whether short term debt or long-term debt, to finance anticipated investments.

The Company uses notes to finance its activities as of December 31, 2010, these notes consisted of the following:

-
On December 21, 2003, the Company issued notes through tender by private placement to institutional investors in the aggregate amount of NIS 200 million. These notes carry an interest rate of 5.65% per annum (a margin of 1.45% above government notes with a comparable average maturity at the time). The unpaid balance of the notes as of December 31, 2010, in the amount of NIS 101 million are to be repaid in three equal annual installments, each on December 21st of the years 2011-2013, with both the principal and the interest being linked to the CPI. The notes are not convertible into the Company’s ordinary shares and shall not be registered for trade on a public exchange.

-
On July 14, 2008, the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008, of a new series of debentures. The Company has offered an aggregate principal amount of NIS 187.5 million of debentures issued in return for approximately NIS 187.5 million bearing an interest rate of 4.65% per annum. The unpaid balance of the notes (Series 3) as of December 31, 2010, in the amount of NIS 179.8 million is payable annually, in 8 equal annual installments, each on July 10th of the years 2011-2018. The notes, principal and interest, are linked to the CPI (base CPI of May 2008). The debentures are not convertible into shares of the Company.

-
On July-August, 2008, the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008. The Company offered an aggregate principal amount of approximately NIS 235.6 million of debentures issued in return for approximately NIS 240.4 million bearing an interest rate of 7.45%, per annum. The unpaid balance of the notes (Series 4) as of December 31, 2010, in the amount of NIS 196.3 million is payable annually, in 5 equal annual installments, each on July 10th of the years 2011-2015. The debentures are not convertible into shares of the Company.

-
On May, 23 2010, the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008. The Company offered an aggregate principal amount of NIS 181.5 million of debentures issued in return for approximately NIS 179.9 million, bearing an interest rate of 5.85%, per annum. The unpaid balance of the notes (Series 5) as of December 31, 2010, in the amount of NIS 181.5 million is payable annually, in 5 equal annual installments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2011-2017. The debentures are not convertible into shares of the Company.

As of December 31, 2010 the balance of the notes amounts to NIS 657.8 million, is after deduction of issuance costs (on December 31, 2009, the amounts were NIS 566.0 million).

The long-term liabilities (including current maturities) of the Company amounted to NIS 989.6 million as of December 31, 2010, compared with NIS 847.6 million as at December 31, 2009.

The net debt, as at December 31, 2010, net of the deposits and cash balance, amounted to NIS 1,013.2 million, compared to the net debt of NIS 825.3 million as of December 31, 2009.

In July 2010 the Supervisor of the Capital Market, Insurance and Savings at the Ministry of Finance published a circular which sets forth the Committee’s recommendations for establishing parameters for institutional bodies’ investments in non-government bonds. The circular, inter alia, includes provisions regarding the formulation of internal policies by institutional bodies prior to investing in bonds, the information required by such bodies to review and monitor investment in bonds, the mechanisms for cooperation between institutional bodies on certain matters relating to investment in bonds, the provisions that should be included in the bond documents as a condition for institutional bodies’ investment therein and the requirement of institutional bodies to establish an investment policy (including with respect to rights to call in loans which would be included in the bonds), which addresses contractual criteria for the bonds and their various issuers. Most of the directives entered into force in October 2010.

The memorandum of the Supervisor and the manager in which the recommendations are adopted as they appear in the report of the Committee, may hold implications on the ability to raise capital from institutional entities by way of bonds, including the terms and the price of raising such capital. As at the date of the reports the Company is yet unable to identify these influences.

The Company uses loans from local financial institutions, mostly banks, to finance its activities. As of December 31, 2010, these loans consisted of the following:

-
Short-term credit from banks – the Company has a bank credit facility of approximately NIS 649.6 million, of which, as of December 31, 2010, some NIS 144.6 million were utilized. The Company does not have any credit limitations (i.e. – financial covenants) other than this. See Notes 10b, 10c and 15c of our consolidated financial statements contained elsewhere in this Annual Report.

-	Notes – see Note 10a of our consolidated financial statements contained elsewhere in this Annual Report.

-	Long Term Loans – see Note 10b of our consolidated financial statements contained elsewhere in this Annual Report.

-	Financial Parameters and Covenant – see Note 10c of our consolidated financial statements contained elsewhere in this Annual Report.

For information regarding financial instruments used for hedging purposes and market risks, see Note 19 of our consolidated financial statements contained elsewhere in this Annual Report, and “Item 11 - Quantitative and Qualitative Disclosure about Market Risk”.

3.	Financial Liabilities at Fair Value through the Statement of Income

There exists a put option for a certain shareholder in an associated Company. For information regarding the put option see note 17a of our consolidated financial statements contained elsewhere in this Annual Report.

Liability on account of the put option to a shareholder of an associated Company, as at December 31, 2010, in December 31, 2009, is presented in the sum of NIS 31.5 million, and NIS 12.0 million, respectively.

On account of the put option to associated company - until its consolidation on December 31, 2010 - other expenses of NIS 0.9 million were recorded in 2010, compared to other income of NIS 1.9 million in 2009.

The principal factors responsible for the change originated from an agreement signed by the Company for the acquisition of 25.1% of the shares of Hadera Paper Printing (“Transaction Agreement”) determining economic calculation of the value of the option and its blocking for three years. Regarding additional agreements arising from the Transaction Agreement and their potential impact on the terms of the option, see Note 17 of our consolidated financial statements contained elsewhere in this Annual Report.

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

-
During the years 2008 and 2009, the Company engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers (“Machine No. 8”), for the total sum of €62.3 million. Most of the equipment was supplied during 2008, 2009 and 2010. The balance as of December 31, 2010 is approximately 4 million Euro.

-
On November 3, 2008, the general meeting of the Company approved the validity of a lease agreement signed on September 18, 2008 between the Company and Gav-Yam Lands Ltd. (“Lessor”), a public company indirectly controlled by the controlling shareholder of the Company, pursuant to which the Company rented a plot in Modi’in, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which is used as a center for the purposes of logistics, industry and office (“Logistic Center”) for subsidiaries and associated companies of the Company and in part substitutes existing lease agreements. The term of the lease is 15 years from the date of the transfer of possession of the leased property. In addition the Company has an option to extend the lease for an additional 9 years and 11 months. The cost of the annual lease amounts to NIS 13.6 million linked to the Consumer Price Index of July 2008.

-
In December 2006 Natural Gas Lines informed the Company that owners of lands close to the gas transportation lines initiated a damages claim against Natural Gas Lines in regard to impairment. It should be noted that the agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due to harm to adjacent land. The proceeding was conducted before the appeals committee and the Company was not a party to the proceedings. On February 25, 2010, the Company received the committee’s decision to set the damages at NIS 2.67 million. Natural Gas Lines and the land owners appealed the committee’s decision. On December 10, 2010, these appeals were rejected. The Company received a payment demand from Natural Gas Lines and recorded a provision on its financial statements as of December 31, 2010.

C.	Research and Development, Patents and Licenses, etc.

There were no significant investments in research and development activities during the last three years. However, during 2010, the Company purchased some 18.37% of the shares of Bondex (16.84%, on a fully diluted basis), in consideration of $450 thousand. Bondex deals in research and development of bonder, a biological material (grown in tobacco leaves, designated to provide improved features in strength and water resistance of paper. This material still in the process of early development. Development is in the initial stages, and it would seem that significant development expenses are not anticipated over the coming year. Note that Bondex’s operations are not material to the overall group’s operations at this stage.

During February 2011, a foreign investor purchased shares in Bondex. Following this investment, the Company’s holdings in Bondex total 16.33% and, on a fully diluted basis (assuming realization of the options granted to the investor), 13.70%.

D.	Trend Information

For further information see “Item 5 - The Business Environment”.

E.	Off Balance Sheet Arrangements

Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 3,470 thousand.

F.	Contractual Obligations

	Payment due by Period
in millions of NIS	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long term debt obligations*	1,180.6	230.9	440.2	307.7	201.8
Purchase obligations	553.6	74.7	103.4	76.3	299.2

*           Including interest.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A	Directors and Senior Management

The following table sets forth certain information with respect to the directors and executive officers of the Company, as of March 28, 2011:

Name	Age	Position/Principal Occupation
Senior management of the Company and its subsidiaries
Ofer Bloch	51	Chief Executive Officer and Chairman of the Company’s subsidiaries
Shaul Gliksberg	49	VP Finance and Business Development
Lea Katz	60	Legal counsel and Corporate Secretary (until October 31, 2010)
Yael Nevo	43	Legal counsel and Corporate Secretary (from November 1, 2010)
Gur Ben David	59	General Manager of Packaging, Paper and Recycling Division.
Gideon Liberman	61	General Manager of Development and Infrastructure Division, VP Operations
Amir Moshe	45	General Manager, Graffiti Office Supplies & Paper Marketing Ltd.
Uzi Carmi	55	General Manager, Amnir Recycling Industries Ltd.
Simcha Kenigsbuch	53	Chief Information Officer
Doron Kempler	61	General Manager, Carmel Container Systems Ltd.
David Basson	51	VP Group Supply Chain
Zvi Abramovits	51	VP Human Resources (from March 1, 2011)
Michal Mendelson	52	Group Marketing Manager
Noga Alon	46	Group Organizational Development Manager
Abraham Tenenboum	59	Development and Innovation Manager
Shmuel Molad	58	Accountant
Eli Greenbaum	59	Internal Auditor
Avner Solel	56	General Manager, Hadera Paper Printing and Writing Paper Ltd.

Senior management of the associated companies
Ari Melamud	43	General Manager, Hogla-Kimberly Ltd.

Directors of the Company
Zvi Livnat(1)	58	Chairman of the Board
Amos Mar-Haim(2)	72	Director
Isaac Manor(3)	69	Director
Adi Rozenfeld(4)	54	Director
Roni Milo(5)	60	Director
Samuel Avital(6)	60	Director (from December 22, 2010)
Avi Yehezkel(7)	51	Director (until November 7, 2010)
Avi Fischer(8)	55	Director (until December 12, 2010)
Atalya Arad(9)	56	External Director
Aliza Rotbard(10)	65	External Director (from March 21, 2011)
Dan Vardi(11)	71	Director (from December 22, 2010)
Amir Makov(12)	76	External Director (until March 1, 2011)

(1)	Mr. Livnat has been a member of our Board of Directors since 2003 and was appointed Chairman of our Board of Directors in 2006.
(2)	Mr. Mar-Haim has been a member of our Board of Directors since 1984.
(3)	Mr. Manor has been a member of our Board of Directors since 2003.
(4)	Mr. Rozenfeld has been a member of our Board of Directors since 2004.
(5)	Mr. Milo has been a member of our Board of Directors since 2007.
(6)	Mr. Samuel Avital has been a member of our Board of Directors since December 22, 2010.
(7)	Mr. Yehezkel has been a member of our Board of Directors since 2003.
(8)	Mr. Fischer has been a member of our Board of Directors since 2004.
(9)	Mrs. Arad has been a member of our Board of Directors since 2008.
(10)	Ms. Aliza Rotbard has been a member of our Board of Directors since March 21, 2011.
(11)	Mr. Vardi has been a member of our Board of Directors since December 22, 2010.
(12)	Mr. Makov has been a member of our Board of Directors since 2005.

The business experience of each of the directors is as follows:

Mr. Zvi Livnat. Mr. Livnat has been a member of our Board of Directors since 2003 and was appointed Chairman of our Board of Directors in April, 2006. In addition, Mr. Livnat serves as Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Corporation Ltd., a Deputy CEO and director of IDB Holding Corporation Ltd. and a director of Discount Investments Corporation Ltd. Mr. Livnat also serves in prominent positions in other public and private companies. Mr. Livnat is a graduate HND Business Studies &Transport (CIT) - Dorset Institute of Higher Education, Bournemouth, United Kingdom.

Ms. Atalya Arad. Ms. Arad has served as a member of the Board of Directors of the Company since 2008. Ms. Arad serves as an External Director of “Bank Otsar Ha-hayal”. Previously, during 2004-2008, Ms. Arad served as the head of the Investigation Department of the Israel Securities Authority. During 2000- 2004, Ms. Arad served as a head of fraud investigations department) chief superintendent) in the Israeli Police Ms. Arad holds a masters degree in sociology from the Hebrew University of Jerusalem.

Mr. Roni Milo. Mr. Milo has served as a member of the Board of Directors of the Company since 2007. Mr. Milo served as Chairman of Azorim from 2003-2006, as well as Chairman of the Israeli Cinema Council during the same period. He also serves as a Director of Bank Yahav. Mr. Milo is a lecturer of social science at Bar Ilan University. Mr. Milo holds a LLB degree from Tel-Aviv University.

Mr. Avi Fischer. Mr. Fischer is a former director. Mr. Fischer served as a member of the Board of Directors of the Company from 2004 until December 22, 2010. Mr. Fischer is a Co-CEO of Clal Industries and Investments Ltd., Deputy Chairman of IDB Development Ltd., Deputy CEO of IDB Holdings Corporation Ltd., and Chairman and Director of several public and private companies in the Ganden Group and the IDB Group. He is a senior partner in Fischer, Behar, Chen & Co., Law Offices. Mr. Fischer holds a LLB degree from Tel-Aviv University.

Mr. Isaac Manor. Mr. Manor has served as a member of the Board of Directors of the Company since 2003. Mr. Manor is a Deputy Chairman of IDB Holdings Corporation Ltd. A director of IDB Development Ltd, Discount Investments Corporation Ltd., Clal Industries and Investments Ltd. and various publicly-traded and privately-held companies within the IDB Group, the Israel Union Bank Ltd. and others. He also serves as chairman and as a director of companies in the David Lubinsky Group Ltd. Mr. Manor holds a masters degree in Business Management from the Hebrew University of Jerusalem.

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

Mr. Adi Rozenfeld. Mr. Rozenfeld has served as a member of the Board of Directors of the Company since 2004. Mr. Rozenfeld is a businessman, an Honorary Consul of Slovenia in Israel and a Director of Clal Industries and Investments Ltd. Mr. Rozenfeld also serves as a representative of Activa Holdings in Israel. Mr. Rozenfeld is a graduate of General History from Haifa University.

Mr. Avi Yehezkel. Mr. Yehezkel is a former director. Mr. Yehezkel served as a member of the Board of Directors of the Company from 2003 until November 7, 2010. Mr. Yehezkel is an External Director at Bank Yahav. Mr. Yehezkel served as a Knesset member from 1992-2003. Mr. Yehezkel holds a graduate degree in Economics from Tel-Aviv University, and holds a LLM degree from Bar- Ilan University.

Ms. Aliza Rotbard. Ms. Rotbard has served as a member of the Board of Directors of the Company since March 21, 2011. Ms. Rotbard serves as a director of various companies. Ms. Rotbard served as a director of Clal Investment Ltd. until March 17, 2009. and Chairman of Prisma Shukey Hon Ltd. Furthermore, Ms. Rotbard represents the public on the boards of various companies. Ms. Rotbard is recognized as an expert in accounting and financial issues. Ms. Rotbard holds a B.Sc in Mathematics and Physics from the Hebrew University of Jerusalem.

Mr. Amir Makov. Mr. Makov served as a member of the Board of Directors of the Company from 2005 until March 1, 2011. Mr. Makov is Chairman of The Israel Institute of Petroleum & Energy, and a director in the following companies: ICL Fertilizers (Dead Sea Works, Rotem Amfert Negev), ICL Industry Products (Dead Sea Bromine Company), and Pigmentan Ltd. He is also an external director in Wolfman Industries and in Leumi Card Ltd. Mr. Makov served as an external director of the Company from 1996-2001. Mr. Makov holds a B.Sc in Chemical Engineering from the Technion - Israel Institute of Technology and holds a LLM from the Hebrew University of Jerusalem.

Mr. Dan Vardi. Mr. Vardi has served as a member of the Board of Directors of the Company since December 22, 2010. Mr. Vardi is the CEO of Clal Energy Ltd. and the former CEO of Israel Natural Gas Lines Ltd. Mr. Vardi is a director in the following companies: Tigo Energy Inc., Clal P.V. Ltd. and Global Wind-Energy Ltd. Mr. Vardi holds a B.Sc in Economics and a B.Sc in Political Science from the Hebrew University of Jerusalem. In addition he holds an Advanced Engineering Studies degree from MIT University, Boston, USA, and an Advanced Management Program degree from Harvard University, Boston, USA.

Mr. Samuel Avital. Mr. Avital has served as a member of the Board of Directors of the Company since December 22, 2010. Mr. Avital is Chairman of Maxima Air Separation Center Ltd. and former Chairman of Hamashbir Latzarchan Ltd. and Hadas Mercantile Investment House. Mr. Avital is a member of the Board of Directors of Amot Investment Ltd., the Organization of Veteran Pension Funds and B.S.R. Engineering Ltd.

Mr. Ofer Bloch. Mr. Bloch is our Chief Executive Officer and Chairman of the Company’s subsidiaries. Mr. Bloch also serves as a Director in H-K, Hogla-Kimberly Marketing Ltd., Mollet Marketing Ltd., KCTR, Mondi Hadera Paper Ltd. and Cycltec. Mr. Bloch also serves as an external director of Walla Ltd. Prior to this, Mr. Bloch served as the Chief Executive Officer of Lidcom Integrated Solutions Ltd. Between 2006-2009, Mr. Bloch served as the Chief Executive Officer and President of Netafim Ltd. and between 2003-2006, Mr. Bloch was the Chief Executive Officer of DBS Satellite Services (1998) Ltd. (yes). Mr. Bloch holds a graduate degree in Economics and Political Science from Tel-Aviv University, and holds an MBA degree from Tel Aviv University.

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

Mr. Eli Greenbaum. Mr. Greenbaum serves as the Internal Auditor of the Company, its subsidiaries (except for Carmel) and its associated companies (except for KCTR). Prior to this, Mr. Greenbaum was the finance manager of the Company’s Packaging and Recycling Division. Mr. Greenbaum is a CPA and holds a graduate degree in Economics and Accounting from Tel-Aviv University.

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

Ms. Lea Katz. Ms. Katz served as the Legal Counsel and the Corporate Secretary of the Company until October 31, 2010. Ms. Katz holds a LLB degree from Tel Aviv University.

Ms. Yael Nevo. Ms. Nevo serves as the Legal Counsel and the Corporate Secretary of the Company. She has held this position since November 1, 2010. Since 2009, Ms. Nevo is an external director of Analyst IMS Investment Management Services Ltd. Ms. Nevo holds a LLB degree from Tel Aviv University.

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

Mr. Abraham Tenenbaum. Mr. Tenenbaum serves as the Development and Innovation Manager of the Company. Previously, Mr. Tenenbaum served as the Technology Manager of Hadera Paper Infrastructure Ltd. Mr. Tenenbaum is a graduate of Chemical Engineering from the Technion - Israel Institute of Technology.

Mr. David Basson. Mr. David Basson serves as the VP Group Supply Chain of the Company, a position he has held since March 1, 2010. Prior to this, Mr. Basson was the Group Purchasing Manager of the Company. Mr. Basson holds a graduate degree in Industrial Engineering and Management from Ben-Gurion University.

Mr. Shmuel Molad. Mr. Molad serves as the Company’s controller, a position he has held since February 2006. Mr. Molad is a CPA and holds degree in accounting and economics from Bar-Ilan University, including additional studies in finance and business administration.

Mr. Uzi Carmi. Mr. Uzi Carmi serves as the General Manager of Amnir, a position he has held since 1999. Mr. Carmi holds a graduate degree in Business Management for Managers from the Ruppin Academic Center, and also holds a diploma in Marketing Management Specialization from the Management Faculty of Tel-Aviv University.

Mr. Amir Moshe. Mr. Amir Moshe serves as the General Manager of Graffiti, a position he has held since December, 2006. Prior to this, Mr. Moshe served as V.P. of HaMashbir Hachadash Latsarchan.

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

Mr. Ari Melamud. Mr. Ari Melamud serves as the General Manager of H -K, a position he has held since July 2009. Prior to this, Mr. Melamud served as the Managing Director of KCTR. Mr. Melamud holds a graduate degree in Business Administration from the College of Business Management in Tel-Aviv

Mr. Zvi Abramovits. Mr. Abramovits serves as V.P, of Human Resources, a position he has held since March 1, 2011. Mr. Abramovits is the former assistant director general of the National Water Sources Company Ltd. and former V.P of Human Resources of Tnuva. Mr. Abramovitz holds an Organizational Consulting graduate degree from Haifa University and a B.A in Business Administration from the American Coastline University.

6.B	Compensation

The aggregate amount of remuneration paid to all directors and senior officers of the Company and its subsidiaries (31 officers and directors) as a group for services provided by them during 2010 was approximately NIS 21,957, 712. The aggregate amount set aside for pension, retirement or similar benefits for all directors and senior officers of the Company and its subsidiaries as a group for services provided by them during 2010 was approximately NIS 2,628,993.

The aggregate remuneration above includes payments to the Company’s five most-highly compensated officers*.

Following below is the accounting cost of remuneration (remuneration paid during the reporting year, including the Company’s undertakings of remuneration on account of the reported year) for the five highest-paid senior officers of the Company.

Recipient Details				Remuneration for Services (in NIS thousands)				Total in NIS Thousands
Name	Position	Scope of employment	Holding rate in company equity, fully diluted	Salary	Bonus	Other	Share-based payment in respect of options *	Total
Ofer Bloch1	Group CEO	100%	-	1,8792	7503			2,629
Shaul Glicksberg4	VP Finance and Business Development	100%	0.11%	1,3895	3506		387	1,777
Gideon Lieberman8	COO	100%	0.11%	1,1349	30010		3811	1,472
Shimon Biton12	Combined Energy CEO	100%	0.05%	1,15213	20014		3815	1,390
Gur Ben David16	General Manager, Packaging Paper & Recycling Division	100%	0.13%	1,03217	30018		3819	1,370

The sums appear in terms of the cost to the Company in 2010.

*Sum appearing in column “share based payment” reflects the expenditure recorded by the Company in its 2010 financial statements according to IFRS 2 on account of the granting of option warrants.

*           Following below is the accounting cost of remuneration (remuneration paid during the reporting year, including the Company’sundertakings of remuneration on account of the reported year) for the five highest-paid senior officers of the Company.

The exercise periods of the option warrants are as follows:

▪
The offeree will be eligible to exercise into options one quarter of the quantity of the stock options (starting one year after January 14, 2008) (the “Determining Date”) and up to four years from the Determining Date.

▪
The offeree will be eligible to exercise into shares one additional (second) quarter of the quantity of option warrants, starting two years from the Determining Date and up to four years from the Determining Date.

▪
The offeree will be eligible to exercise into shares an additional (third) quarter of the total sum of stock options, starting with the end of three years from the Determining Date and until the end of five years from the Determining Date.

▪
The offeree would be eligible to exercise into shares an additional (fourth) quarter of the total sum of stock options allocated to him according to the plan, starting with the end of four years from the Determining Date and until the end of six years from the Determining Date.

1.
Mr. Ofer Bloch began his tenure as CEO of the Company on January 1, 2010. According to the employment contract, any one of the parties is eligible to terminate the engagement at any time while providing advanced notice of three months.

2.	The wage component appearing in the above table includes all the following components: Labor wages, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.
3.
The sum appearing in the column “bonus” is a provision on account of some of the annual bonus approved the Board of Directors of the Company for payment to Mr. Ofer Bloch for the year 2010 and that will actually be paid in 2011. According to the employment agreement, the annual bonus of the CEO the equal to 6-9 monthly salaries, according to the discretion of the Board of Directors of the Company.

4.
Shaul Glicksberg has been employed as VP Finance at the Company since January 1, 2008. According to the employment agreement,  each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

5.	The wage component appearing above includes all of the following components: basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.
6.
The sum appearing under the “bonus” column is the bonus that the Company decided to pay to Shaul Glicksberg in the March 2011 paycheck, on account of 2010. Shaul Glicksberg does not have a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, in appreciation of the contribution of Shaul Glicksberg to the results of operation of the Company.

7.
On March 10, 2008, Shaul Glicksberg was allocated 11,000 option warrants, exercisable into up to 11,000 ordinary shares of the Company, in accordance with the terms of the employee stock option plan adopted by the Company.

8.
Gideon Lieberman, has been employed as COO of the Company since August 25, 1975. According to the employment agreement, each of the parties may terminate the engagement at any time by providing advanced notice of three months.

9.	The wage component appearing in the above table includes all the following components: Labor wages, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.
10.
The sum appearing under the “bonus” column is the bonus that the Company decided to pay to Gideon Lieberman in the March 2011 paycheck, on account of 2010. Gideon Lieberman does not have a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, in appreciation of the contribution of Gideon Lieberman to the results of operation of the Company.

11.
On March 10, 2008, Gideon Lieberman was allocated 11,000 option warrants as part of the terms of his employment, to be exercised into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

12.
Shimon Biton, CEO of Combined Advanced Energy Ltd. has been working for the Company since July 1977. According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

13.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.
14.
The sum appearing under the “bonus” column is the bonus that the Company decided to pay to Shimon Biton in the March 2011 paycheck, on account of 2010. Shimon Biton does not have a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, in appreciation of the contribution of Shimon Biton to the results of operation of the Company.

15.
On March 10, 2008, Shimon Biton was allocated 11,000 option warrants as part of the terms of his employment, to be exercised into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the company.

16.
Gur Ben-David, CEO of the Packaging Paper Division has been employed by the Company since August 1, 2006. According to the employment agreement, each one of the parties may terminate the engagement at any time while providing advanced notice of three months.

17.	The salaries component appearing above includes all of the following components: Basic salary, social and additional deductions as normally accepted, bonus 13th paycheck annually and company car.
18.
The sum appearing under the “bonus” column is the bonus that the Company decided to pay to Gur Ben-David in the March 2011 paycheck, on account of 2010. Gur Ben-David does not have a guaranteed bonus and the sums of the bonuses were determined according to the discretion of the Board of Directors, in appreciation of the contribution of Gur Ben-David to the results of operation of the Company.

19.
On March 10, 2008, Gur Ben-David was allocated 11,000 option warrants as part of the terms of his employment, to be exercised into up to 11,000 ordinary shares of the Company, according to the terms of the employee stock option plan adopted by the Company.

In addition, the senior officers of the Company and of certain other companies in the Group were granted options pursuant to a share option plan adopted in January 2008. For further information regarding the share option plan granted to senior officers, see “Item 6.E. - Share Ownership”, and Note 11b of our consolidated financial statements contained elsewhere in this Annual Report.

The Board of Directors decided on March 23, 2010, to pay a special bonus to the retiring CEO, Mr. Avi Brener, in the sum of NIS 5.0 million on account of promoting strategic projects of the company.

On November 24, 2009, the Company’s Board of Directors approved the employment agreement of Mr. Ofer Bloch, the Company’s CEO and Chairman of the Company’s subsidiaries, who assumed his position on January 1, 2010. The main employment terms include 3 months advanced notice, monthly salary in the aggregate amount of NIS 100,000, linked to the CPI, a tax rebate will be provided to cover the value of the company car and telephone. The annual bonus of the CEO will be equal to a sum of six to nine paychecks, according to the discretion of the Company’s Board of Directors and provided that the Company has recorded a net profit during the relevant year. In the event that the Company did not record net profit during the residents here, the CEO will not be eligible for a bonus, unless otherwise decided by the Board of Directors, according to its discretion. The CEO is also entitled to related benefits as customary for senior employees in the Company, including a company car (including tax rebate), additional 13th bonus salary, directors’ insurance, continuing education fund, annual vacation, convalescence pay, sick pay, social benefits, clothing, reimbursement of telephone expenses, reimbursement of per diem and entertainment expenses. In addition, commencing 180 days of January 1, 2010 (the date of commencement of employment), the Board of Directors of the Company will establish a share option plan for the CEO, which will be subject to the principles of the existing compensation plan in the Company, in the amount acceptable for a CEO of the Company. As of the report, the said options have yet to be allocated to the CEO, and the Company is working to formulate a stock option plan as aforesaid. In addition, as of the date of assuming office, in respect of his position as CEO, Mr. Bloch is covered by the Company’s existing executives insurance liability policy (as it shall be from time to time) and has also receive a letter of indemnification from the Company, which is identical to the letters of indemnification granted to officers of the Company.

Remuneration of Directors

Pursuant to regulations under the Companies Law, each external director of the Company must receive the same annual compensation, which must be between NIS 45,000 and NIS 73,200, plus an additional fee for each meeting attended which must be between NIS 1,590 and NIS 2,820.

On June 3, 2008, the Audit Committee and Board of Directors resolved to adjust the annual compensation and the compensation for participation in Board of Directors and committee meetings granted to all the directors in the Company, including external directors and directors who are, or their family members are, controlling shareholders of the Company, for the year 2008 up to a sum equal to the “Fixed Amount”, according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000, as amended in March 2008, and as such would be fixed at NIS 59,100 plus an additional NIS 2,200 for each meeting attended. On June 8, 2009, the Audit Committee and Board of Directors resolved that the annual compensation for the year 2009 would remain the same as was approved on July 10, 2008, except for linkage to the CPI, which totaled, as of the date of this Annual Report, subject to the approval of the general meeting, NIS 63,326 plus an additional NIS 2,357 for each meeting attended.

On June 6, 2010, pursuant to the resolutions of the Audit Committee and Board of Directors, the Company announced that the annual compensation for the year 2010 would remain at a sum equal to the “Fixed Amount”, according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000, linked to the CPI. On March 7, 2011, pursuant to the resolutions of the Audit Committee and Board of Directors, the Company announced that the annual compensation for the year 2011 would remain at a sum equal to the “Fixed Amount”, according to the second and third supplements to the Israeli Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) 2000, linked to the CPI.

Pursuant to the resolutions of the general meetings of the Company dated July 14, 2004 and June 21, 2006, the Company issued letters of indemnification to all the directors and officers of the Company, including directors that may be considered controlling shareholders in the Company (Mr. Zvi Livnat and Mr. Issac Manor), from time to time.

On July 27, 2010, following the approval of the Company’s Audit Committee and Board of Directors, the Company’s shareholders’ meeting approved the Company’s engagement with Clal Insurance Company Ltd. for the acquisition of an officers’ and directors’ liability insurance policy for the period commencing June 1, 2010 until November 30, 2011. The volume of coverage of the policies $6.0 million, while the annual premium is $37,000 ($55,500 for 18 months), after conducting a tender for insurance services by addressing the different insurers to receive a proposal for renewing insurance. The Audit Committee and Board of Directors of the Company have stated that the policy was issued under market conditions, in accordance with the standards in such transactions The amount of insurance coverage under said policy is identical to the amount of coverage of previous policies for the years 2009 and 2008. The annual premium part of the policy ($37,000) is lower than the premium that was paid in 2009 ($51,800) and lower than the premium paid in 2008, that included an expansion of liability on account of a shelf prospectus. As of 2009, insurance coverage was expanded to include position holders and the directors of Carmel and its subsidiaries.

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

In reliance upon Section 801(a) of the NYSE Amex Company Guide, as a “controlled company”, the Company has elected not to follow the requirement that a majority of the members of our Board of Directors be independent, pursuant to Sections 121 and 802 of the NYSE Amex Company Guide. The Company is considered a “controlled company” under the NYSE Amex Company Guide as over 50% of the voting power in the Company is held by Clal. According to Section 801(a) of the NYSE Amex Company Guide, a controlled company is not required to comply with board independence requirements under Section 802. Additionally, as a foreign private issuer, the Company has elected not to hold executive sessions without the presence of non-independent directors and management.

External Directors

Under the Companies Law, the Company (as a public company) is required to have at least two external directors as members of its board of directors. An external director may not have any financial or other substantial connection with the Company and must be appointed at the annual general meeting of shareholders.  Our external directors serve for three years, which may be renewed for one additional three year term (and, commencing on May 14, 2011, for a second additional three year term), if both the audit committee and the board of directors confirm that in light of the expertise and contribution of the external director, the extension of such external director’s term would be in the interest of our Company.

Ms. Rotbard and Ms. Arad are the external directors of the Company. For the period of time each director served in her respective position, see “Item 6.A - Directors and Senior Management.”

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

The Audit Committee is responsible for assisting the board of directors in fulfilling its responsibility of oversight of the quality and integrity of accounting, auditing and financial reporting practices of the Company. In addition, as described in Item 16, the Audit Committee is responsible for the approval of all audit and non-audit services provided to the Company by Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu and to oversee the qualifications, independence, appointment, compensation and performance of the Company’s independent auditors. The functions of the Audit Committee according to Israeli Law are to approve related party transactions, and to locate and monitor deficiencies in the management of the Company, including in consultation with the independent auditors and the internal auditor, and to advise the board of directors on how to correct such deficiencies. The Audit Committee operates under a charter adopted by the Board of Directors.

The Company’s Audit Committee members are currently: Atalya Arad, Chairman, Amos Mar-Haim and Aliza Rotbard, all of whom to, the Company’s best knowledge, meet the independence requirements of the NYSE Amex Company Guide and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

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

Compensation Committee

As a controlled company, the Company has elected not to follow the requirement that a listed company have a compensation committee of the Board of Directors comprised entirely of independent directors that is responsible for recommending the compensation of the chief executive officer of all other officers, pursuant to Section 805 of the NYSE Amex Company Guide. The Company has a Compensation Committee that is comprised of two independent directors, namely, Amos Mar-Haim and Aliza Rotbard and one non-independent director, namely, Zvi Livnat. As such the Company has only a majority of independent directors on its Compensation Committee. In addition, the compensation of the CEO is determined by a majority of the Board of Directors.

6.D	Employees

As of February 28, 2011, the Group had 3,305 employees in Israel, of which the Company and its subsidiaries had 1,886 employees in Israel. Of the Company employees in Israel, 246 were engaged in the office supplies activities, 819 in the packaging paper and recycling division, 793 in the corrugated board containers activities (and 28 were management and clerical personnel at the Company’s headquarters in Hadera. The associated companies had 1,419 employees in Israel, of whom 1,111 were engaged in the household paper activities (in addition, KCTR had 373 employees in Turkey engaged in household paper activities) and 308 in the printing and writing paper activities.

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

On January 14, 2008, following the approval of the Audit Committee, the Board of Directors approved a bonus plan for senior employees in the Company and/or in subsidiaries and/or in associated companies, under which up to 285,750 options (158,038 share options of at the date of this Annual Report), each exercisable into one ordinary share of the Company, will be allotted to senior employees and officers in the Group, including the CEO of the Company (the “Plan”). On the date of approval of the bonus plan, the number of shares to be allotted accounted for 5.65% of the issued share capital of the Company. The offerees in the said bonus plan are not interested parties in the Company, except for the CEO who is an interested party by virtue of his position. Pursuant to the conditions of the said options, the offerees who will exercise the option will not be allocated all of the shares derived therefrom, but only a quantity of shares that reflects the sum of the financial benefit that is inherent to the option at the exercise date only. The options vest in four yearly installments. The vesting period of the first installment is one year, commencing on the date of grant, and the next three installments vest on the second, third and fourth anniversary of the grant date. The first installment is exercisable for three years from the vesting date. Each installment of the next three installments is exercisable for two years from the vesting date of such installment. For further information regarding the 2008 bonus plan, see Note 11 of our consolidated financial statements contained elsewhere in this Annual Report.

Of the 284,500 options under the bonus plan, 40,250 options were allotted to the former CEO of the Company. The date of grant of the options was set for the months of January-March 2008, subject to the restrictions of Section 102 (Capital Route) of the Israeli Income Tax Ordinance. In the course of the first quarter of 2008, a sum of 250,500 share options were granted, and on January 8, 2009, a sum of 34,000 share options were granted, out of 35,250 share options that were allocated to the trustee, as a reservoir for future granting. The balance of options warrants held by the trustee were deleted by the Board on August 9, 2009. In the course of 2010, a total of 103,462 option warrants were exercised into 24,009 shares. As of December 31, 2010, a total of 158,038 options had not yet been exercised or had expired.

In the course of 2011 (until March 28, 2011), a total of 26,560 option warrants were exercised into 4,930 shares and the total of 131,478 options had not yet been exercised or had expired.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A	Major shareholders

The following table sets forth, as of March 28, 2011, the number of ordinary shares of the Company beneficially owned by (i) all those persons who, to the Company’s knowledge, were the beneficial owners of more than 5% of such outstanding shares, and (ii) all officers and directors of the Company as a group:

Name and Address:	Amount Beneficially Owned Directly or Indirectly*		Percent of Class Outstanding
Clal Industries and Investments Ltd. (“Clal”) 3 Azrieli Center, the Triangle Tower, Tel Aviv, Israel	3,007,621	(1)	59.09	%(1)
Clal Insurance Holdings Ltd. (“Clal Holdings”)	230,819	(2)	4.53	%(2)
Clal Finance Ltd. (“Clal Finance”)	35,213	(3)	0.69	%(3)
All officers and directors as a group	**		**

*	Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

**
The officers and directors of the Company own, in the aggregate, less than 1% of the Company’s outstanding ordinary shares, except for, Isaac Manor and Zvi Livnat whose ownership is set forth in footnote (1) below.

(1)
Clal is a public company. To the best of the Company’s knowledge, as of the date of this Annual Report, IDB Development Co., Ltd., or IDB Development, a reporting company is a wholly owned (directly and indirectly) subsidiary of IDB Holding Company Ltd., (“IDB Holdings”). To the best of our knowledge, IDB Development Corporation Ltd. owns of 60.54% of Clal.

To the best of the Company’s knowledge, IDB Holdings is a public company whose shares are listed for trade on the TASE, whose shareholders are:

•
Ganden Holdings Ltd., (“Ganden Holdings”), a private company incorporated in Israel, which holds directly and via Ganden Investments IDB Ltd., (“Ganden”), a private company incorporated in Israel wholly owned by it (indirectly), 54.72% of the equity and voting rights of IDB Holdings (approximately 54.36%, on a fully diluted basis), as follows: Ganden holds 37.22% of the equity and voting rights of IDB Holdings(approximately 36.98%, on a fully diluted basis), and Ganden Holdings directly holds 17.50% of the equity and voting rights of IDB Holdings (approximately 17.38%, on a fully diluted basis). The controlling shareholders of Ganden Holdings are as described below. In addition, Shelly Bergman (one of the controlling shareholders of Ganden Holdings) holds, via a wholly-owned private company incorporated in Israel, approximately 4.17% of the equity and voting rights of IDB Holdings (approximately 4.14%, on a fully diluted basis).

•
Manor Holdings B.A. Ltd., (“Manor Holdings”), a private company incorporated in Israel, which holds directly and via Manor Investments - IDB Ltd., (“Manor”), its subsidiary which is a private company incorporated in Israel, 13.30% of the equity and voting rights of IDB Holdings (approximately 13.22%, on a fully diluted basis), as follows: Manor holds 10.25% of the equity and voting rights of IDB Holdings (approximately 10.18%, on a fully diluted basis) and Manor Holdings directly holds 3.05% of the equity and voting rights of IDB Holdings (approximately 3.03%, on a fully diluted basis). The controlling shareholders (and other material shareholders) of Manor Holdings are as described below.

•
Avraham Livnat Ltd., a private company incorporated in Israel, holds directly and via Avraham Livnat Investments (2002) Ltd. (“Livnat”), a wholly-owned private company incorporated in Israel, approximately 13.31% of the equity and voting rights of IDB Holdings (approximately 13.23%, on a fully diluted basis), as follows: Livnat holds 10.20% of the equity and voting rights of IDB Holdings (approximately 10.13%, on a fully diluted basis), and Avraham Livnat Ltd. directly holds 3.11% of the equity and voting rights of IDB Holdings (approximately 3.09%, on a fully diluted basis). The controlling shareholders (and other material shareholders) of Avraham Livnat Ltd. are as described below.

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

The IDB Shareholders’ Agreement includes, inter alia, a pre-coordination agreement on uniform voting at shareholder meetings of IDB Holdings; exercise of voting power to achieve maximum representation of candidates supported by Ganden, Manor and Livnat on IDB Holdings’ and the Company’s boards of directors as well as representation on boards of major subsidiaries; determination of persons holding office of chairman of the board and vice chairman of IDB Holdings and its major subsidiaries; non-disclosure of all matters concerning the business of IDB Holdings and its investees; restrictions on transactions in shares of IDB Holdings which form part of the controlling interest; setting up a mechanism for right of first refusal, tag-along right for sale or transfer of IDB Holdings shares and Ganden’s right to require Manor and Livnat to sell, concurrently with the former, shares in the controlling stake to a third party, should certain circumstances occur; agreement by Ganden, Manor and Livnat, among themselves, to make their best efforts, subject to all legal provisions, to cause IDB Holdings to distribute to its shareholders, annually, at least one half of the distributable annual income; and for all investees of IDB Holdings (including the Company) to adopt a policy aimed at distributing to its shareholders, annually, as dividend, one half or more of distributable annual income, provided that no significant impact is caused to the cash flows or to plans approved and adopted from time to time by their boards of directors; the right of each of Ganden, Manor and Livnat to purchase surplus shares of IDB Holdings which are not part of the controlling interest, subject to the requirement to offer the other parties to the IDB shareholders’ agreement to purchase a part thereof based on their holdings stake in IDB Holdings; commitment by Ganden, Manor and Livnat to avoid any action or investment which may terminate or materially deteriorate terms of regulatory approvals or permits granted to Ganden, Manor and Livnat, to IDB Holdings or to its investee companies. The shareholder agreement in IDB is valid for 20 years starting in May 2003. The aforementioned additional holdings in IDB Holdings, held by Ganden Holdings (approximately 17.5%), by Ganden (approximately 6.2%), by Manor Holdings (approximately 2.96%), by Avraham Livnat Ltd. (approximately 2.97%) and by Shelly Bergman, via its wholly-owned subsidiary (approximately 4.17%), are excluded from the “controlling interest” as defined in the IDB Shareholders’ Agreement.

Ganden Holdings is a private company whose controlling shareholders are Nochi Dankner, who holds, directly and via a company controlled by him, 56.30% of the issued share capital and voting rights in Ganden Holdings, and Shelly Bergman (Nochi Dankner’s sister), who holds 12.41% of the issued share capital and voting rights in Ganden Holdings; these controlling shareholders are deemed to jointly hold 68.71% of the issued share capital and voting rights in Ganden Holdings, inter alia, by virtue of a cooperation and pre-coordination agreement between them. Nochi Dankner’s control of Ganden Holdings is also based on an agreement signed or joined by all shareholders of Ganden Holdings, whereby Nochi Dankner was granted, inter alia, veto rights on Board of Directors and General Meetings of Ganden Holdings and its subsidiaries. Nochi Dankner serves as Chairman of the Board of Directors of IDB Holdings and IDB Development.

Hashkaa Mutzlachat Ltd., (“Hashkaa Mutzlachat”), a company wholly owned by Mr. Tzur Dabush, holds 1.67% of the issued capital and voting rights of Ganden Holdings; for the sake of caution and in view of Tzur Dabush’ commitment towards Nochi Dankner to vote using all of the former’s shares of Ganden Holdings together with the latter, in accordance with the voting and instructions of Nochi Dankner, Hashkaa Mutzlachat and Tzur Dabush may, for as long as said commitment remains in force, be deemed to hold together with Nochi Dankner means of control over Ganden Holdings, and may therefore also be deemed to be controlling shareholders of Ganden Holdings.

Other material corporate shareholders of Ganden Holdings are as follows: (i) Nolai BV (a private company indirectly owned by The L.S. Settlement, which is held in trust by a law firm based in Gibraltar, whose beneficiaries are descendants of Ms. Anna Schimmel, including Yaakov Schimmel who serves as a director of IDB Holdings and IDB Development) holds approximately 9.9% of the capital and voting rights in Ganden Holdings; and (ii) Avi Fisher, who serves, inter alia as Deputy CEO of IDB Holdings and as Deputy Chairman of IDB Development, holds in person and via a company controlled by him and by his wife, holds, directly and indirectly, 9.1% of the capital and voting rights in Ganden Holdings.

Manor is a company controlled by Itzhak Manor and his wife, Ruth Manor. Yitzhak Manor and Ruth Manor, along with their four children - Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia hold all Manor shares via two private companies which are registered in Israel: Manor Holdings and Euro Man Automotive Ltd., (“Euro Man”), as follows: Ruth and Yitzhak Manor hold all shares of Manor Holdings, which holds 60% of Manor shares; in addition, Ruth and Yitzhak Manor and their aforementioned children hold all shares of Euro Man, which holds 40% of Manor shares, as follows: Ruth Manor and Yitzhak Manor each hold 10% of Euro Man shares; Dori Manor, Tamar Manor Morel, Michal Topaz and Sharon Vishnia each hold 20% of Euro Man shares. Note also that Yitzhak Manor serves as Vice Chairman of the IDB Holdings Board of Directors and as member of the IDB Development Board of Directors; Dori Manor serves as member of the Boards of Directors of IDB Holdings and of IDB Development.

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

(2)
Clal Insurance Holdings Ltd., a public company whose shares are listed for trading on the TASE, which is controlled, as of the date of this Annual Report, by IDB Development. To the best of the Company’s knowledge, Clal Holdings is an interested party in the Company since it is controlled by IDB Development, the controlling shareholder of Clal.

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

To our knowledge, the significant changes in the percentage of ownership held by our major shareholders during the past three years have been: (i) the increase in the percentage of ownership held by Psagot Investment House Ltd. to 5.3% of the issued and outstanding share capital of the Company as of October 21, 2010 (holding an aggregate amount of 279,940 of our ordinary shares after the purchase of 32,674 of our ordinary shares on such date), and the decrease in the percentage of ownership held by Psagot Investment House Ltd. to 4.94% of the issued and outstanding share capital of the Company as of March 27, 2011 (holding an aggregate amount of 251,187 of our ordinary shares after the sale of 25,366 of our ordinary shares on such date); and (ii) the sale of all the DIC holdings in the Company to Clal, whereby DIC ceased being a controlling shareholder of the Company, with Clal increasing its holdings in the Company accordingly. For further information regarding Clal, see “Item 4.C – Organizational Structure”.

As of March 28, 2011, our ordinary shares were held by 690 registered holders. Based on the information provided to us by our transfer agent, as of March 28, 2011, 596 registered holders were U.S. holders and held approximately 8.37% of outstanding ordinary shares.

7.B	Related Party Transactions

The information is included in our consolidated financial statements contained elsewhere in this Annual Report.  For loans to associated companies, see Note 5b of our consolidated financial statements contained elsewhere in this Annual Report. For transactions and balances with related parties, see Note 20 of our consolidated financial statements contained elsewhere in this Annual Report.

On November 3, 2008, the general meeting of the Company approved the validity of a lease agreement signed on September 18, 2008 between the Company and Gav-Yam Lands Ltd. (“Lessor”), a public company indirectly controlled by the controlling shareholder of the Company, pursuant to which the Company rented a plot in Modi’in, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (“Logistic Center”) for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of the transfer of possession of the leased property. In addition the Company will have an option to extend the lease for an additional 9 years and 11 months. The cost of the annual lease amounts to NIS 13.6 million linked to the Consumer Price Index of July 2008. In the course of 2010, an aggregate amount of NIS 2.0 million was paid pursuant to the terms of this agreement.

On June 6, 2010, pursuant to the approval of the Audit Committee and the Board of Directors and shareholder of the Company, the Company approved the annual remuneration and participation remuneration for directors at the Company (who are not external directors) for 2010, at the level of the “regular amount” stipulated in the Companies Regulations (Directives Regarding Remuneration and Expenses For External Directors), 2000 (“Remuneration Directives”), subject to the meeting regulation 1a(2) to the Companies Ordinance (Relief in Transactions with Interested Parties), 2000 (“Relief Directives”) with respect to directors who are not controlling shareholders or related thereto, and directive 1b(3) to the Relief Directives with respect to directors who are not controlling shareholders or related thereto.

On March 7, 2011, pursuant to the approval of the Audit Committee and the Board of Directors and shareholder of the Company, the Company approved the annual remuneration and participation remuneration for directors at the Company (who are not external directors) for 2011, at the level of the “regular amount” stipulated in the Companies Regulations (Directives Regarding Remuneration and Expenses For External Directors), 2000 (“Remuneration Directives”), subject to the meeting regulation 1a(2) to the Companies Ordinance (Relief in Transactions with Interested Parties), 2000 (“Relief Directives”) with respect to directors who are not controlling shareholders or related thereto, and directive 1b(3) to the Relief Directives with respect to directors who are not controlling shareholders or related thereto.

On June 1, 2010, the Company entered into an agreement for the sale of its rights to a plot of land with an area of approximately 7,600 square meters in Totseret Ha’Aretz Street in Tel Aviv, that was leased by the Company from the Tel Aviv municipality in consideration of NIS 64 million, plus VAT. The purchasing parties were Gav-Yam Property and Building Group Ltd., (“Gav Yam”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and by Amot Investments Ltd. (“Amot”), with holdings in the land of 71% and 29%, respectively. On March 27, 2011, the Company announced that the sale of a plot of land in the Totseret Ha’Aretz street in Tel Aviv have been fulfilled according to agreement that the Company signed with Gav-Yam and with Amot. As a result of the closing transaction, the Company will record net gain capital, of approximately NIS 30 million.

For information regarding the acquisition of an officers’ and directors’ liability insurance policy for the period commencing June 1, 2010 until November 30, 2011 from Clal Insurance Company Ltd. see “Item 6.B Compensation – Remuneration of Directors.”

In the course of 2010, the Company, its subsidiaries and associated companies, paid to Cellcom Israel Ltd., a company controlled by the controlling shareholder of the Company, the sum of NIS 2.7 million on account of the purchasing of cellular telephone services, by virtue an agreement entered into in 2009.

On February 28, 2011 and March 6, 2011 the Audit Committee and the Board of Directors, respectively, approved an agreement to lease the rooftop space located atop the Company’s productions facilities in Hadera to Clal P.V. Projects Ltd., a private company held and controlled indirectly by Clal Industries and Investments, in an overall area of up to 19,200 square meters (out of which the Company was granted an option not to lease a portion of this area, in the scope of up to approx. 14,300 square meters), to be utilized for generation of solar energy.  The annual rent for the leased property is comprised of a basic rental fee and an additional rental fee. The basic rental fee will be set at an aggregate amount ranging between NIS 90 thousands and NIS 802 thousands, to be determined according to the actual space leased and the production tariff for kWh of electricity approved for Clal P.V. Projects Ltd. under its license. Additionally, under the terms of the agreement, the Company will receive an additional rental fee up to NIS 70 thousands, to be paid in the case of excess production of electricity, if any. The term of the lease will commence upon the passing of right of possession in the leased property and will terminate upon the passage of 20 years of the date of the Commercial Operation of the Leased Property (as such term is defined in the agreement). Under the terms of the agreement, the lessee is granted an option to extend the term of the lease for an additional period, provided that in any case the total lease period shall not exceed 24 years and 11 months. The agreement is subject to the fulfillment of various prerequisites within 15 months from the date of signing, including, inter alia, obtaining permits, authorization and licenses to construct the installations, obtaining the consent of the general meeting of the Company shareholders to be convened for the purpose of approving this engagement as well as additional conditions.

7.C	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A	Consolidated Statements and Other Financial Information

See the financial statements included under Item 18 of this Annual Report.

Export Sales

In 2010, the Company had approximately NIS 175 million of export sales, which represents approximately 15.6% of the NIS 1,121 million total sales volume of the Company.

Legal Proceedings

From time to time, we and our subsidiaries and affiliated companies may be involved in lawsuits, claims, investigations or other legal or arbitral proceedings that arise in the ordinary course of our business. These proceedings may include general commercial disputes and claims regarding intellectual property.

In November 2006, the Environmental Protection Ministry ("Ministry") announced that, even though the Company’s plant in Hadera has made considerable investments in sewage treatment and environmental protection issues, an investigation may be launched against it to review deviations from certain emission standards into the air. Based on the opinion of its legal advisors, the Company anticipates that the investigation will not materially impact its operations.

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

A demand to pay purchasing tax of NIS 1.46 million was submitted by the Israeli Tax Authorities to the Company in respect to the extension of the lease on a plot of land located in Totzeret Haaretz Street in Tel Aviv (formerly the Shafir plant). A decision was handed down by the appeals committee pursuant to which the Company was required to pay a total of NIS 1.39 million, which the Company has already paid. Both the Company and the Israeli Tax Authorities have appealed this decision to the Israeli Supreme Court.

In December 2006 Israel Natural Gas Lines Ltd. (or Natural Gas Lines), informed the Company that owners of lands close to the gas transportation lines initiated a damages claim against Natural Gas Lines in regard to impairment. It should be noted that the agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due to damages caused to adjacent land. The proceeding was conducted before the appeals committee and the Company was not a party to the proceedings. On February 25, 2010, the Company received the committee’s decision to set the damages at NIS 2.67 million. Natural Gas Lines and the land owners appealed the committee’s decision. On December 10, 2010, these appeals were rejected. The Company received a payment demand from Natural Gas Lines and recorded a provision on its financial statements as of December 31, 2010.

During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, the Financial Reports for the years 2004-2008 of KCTR, a Turkish subsidiary of the associated company Hogla- Kimberly Ltd, were examined. On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of YTL 135 million (approximately USD 89 million) including interest and penalty. Regarding the first matter (stamp tax), KCTR, paid YTL 264 thousands, (approximately USD 106 thousands) in July 2010. Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment, is rather low, and therefore it has not provided a provision at its Financial Reports for December 31, 2010, with regards to this matter. Also note that, regarding the second matter described above, based on the opinion of its tax consultants in Turkey, KCTR appealed to the Turkish courts. As of the date of these financial statements, the proceedings are on-going at the first instance of the Turkish court system.

           On June 15, 2010 a petition was filed against Hogla-Kimberly Ltd. (H-K), an affiliated company (49.9%) and against another competitor company (the “Competitor”), for the approval of a class action.According to the petition, the Competitor and H-K has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments. The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. H-K estimates, based on its legal advisors opinion, that at this stage the probability of the request for approval of a class action lawsuit is not higher than the probability that it will be rejected, therefore H-K did not provide a provision at its financial statements for this petition.

On January 30, 2011 the Ministry held a hearing for the Company regarding suspicion of polluting water by discharging low quality waste water into the Hadera river. During the hearing, the positions of the Ministry and the Company were heard. The Company presented its position that the decline in the quality of the treated waste water was the result of the use of a new raw material. Upon discovery of the source of the problem, the Company ceased the use of that raw material. As the Company works in full transparency with the authorities, it independently provided a report to representatives of the Ministry with respect to the deterioration in the quality of the waste water. On February 8, 2011, the Company received the summary of the hearing according to which, inter alia, the Company had a duty to improve the quality of the waste water, and to report, on a weekly basis, to the Ministry regarding the quality of the treated waste water. The Ministry further noted in this summary that if the Company does not fulfill the requirements stated in the permit regarding the discharge of waste water into the Hadera river, given on August 11, 2010, within one month from the date of the hearing, the Ministry Director of the Haifa District will issue, under his authority, an order to cease operations of Machine 8 which the Company operates, without requiring any advance warnings or additional hearings. Under Section 20 to the Business Licensing Law; 1968 (the “Business Law”), the aforesaid order remains in effect for 30 days from the date of issue. The Company has been acting for some time for the improvement of the treated waste water by the performance of a number of measures, and as a result of these measures, an improvement may already be seen in the quality of the treated waste water discharged into the river. However, the Company at this stage cannot estimate the rate or timetable for improvement of the treated waste water, and cannot at this stage estimate the impact of the above in the event of failure to fulfill the required values.

Dividend Policy

The Company does not have a defined policy for distributing dividends.

8.B	Significant Changes

The following significant changes occurred since December 31, 2010, the date of the most recent annual financial statements contained elsewhere in this Annual Report:

On February 23, 2011, an associated company, H-K, declared a dividend out of retained earnings amounting to NIS 30 million. This dividend is payable in the second quarter of 2011, subject to nonexistence of material negative developments with respect to the tax event in Turkey, as set forth in Note 14k of the most recent annual financial statements contained elsewhere in this Annual Report. The Company’s share of this dividend is NIS 15 million.

On January 30, 2011 the Ministry for the Protection of the Environment held a hearing for the Company regarding suspicion of polluting water by discharging low quality waste water into the Hadera Stream. During the hearing, the positions of the Ministry and the Company were heard. The Company presented its position that the decline in the quality of the treated waste water was the result of the use of a new raw material. Upon discovery of the source of the problem, the Company ceased the use of that raw material. As the Company works in full transparency with the authorities, it independently provided a report to representatives of the Ministry with respect to the deterioration in the quality of the waste water.

On February 8, 2011, the Company received the summary of the hearing according to which, inter alia, the Company had a duty to improve the quality of the waste water, and to report, on a weekly basis, to the Ministry regarding the quality of the treated waste water. The Ministry further noted in this summary that if the Company does not fulfill the requirements stated in the permit regarding the discharge of waste water into the Hadera river, given on August 11, 2010, within one month from the date of the hearing, the Ministry Director of the Haifa District will issue, under his authority, an order to cease operations of Machine 8 which the Company operates, without requiring any advance warnings or additional hearings. Under Section 20 to the Business Law, the aforesaid order remains in effect for 30 days from the date of issue. The Company has been acting for some time for the improvement of the treated waste water by the performance of a number of measures, and as a result of these measures, an improvement may already be seen in the quality of the treated waste water discharged into the river. However, the Company at this stage cannot estimate the rate or timetable for improvement of the treated waste water, and cannot at this stage estimate the impact of the above in the event of failure to fulfill the required values.

On February 28, 2011 and March 6, 2011 the Audit Committee and the Board of Directors, respectively, approved an agreement to lease the rooftop space located atop the Company’s productions facilities in Hadera to Clal P.V. Projects Ltd., a private company held and controlled indirectly by Clal Industries and Investments, in an overall area of up to 19,200 square meters (out of which the Company was granted an option not to lease a portion of this area, in the scope of up to approx. 14,300 square meters), to be utilized for generation of solar energy.  The annual rent for the leased property is comprised of a basic rental fee and an additional rental fee. The basic rental fee will be set at an aggregate amount ranging between NIS 90 thousands and NIS 802 thousands, to be determined according to the actual space leased (which may range from 19,200 square meters to 4,900 square meters) and the production tariff for kWh of electricity approved for Clal P.V. Projects Ltd. under its license. Additionally, under the terms of the agreement, the Company will receive an additional rental fee up to NIS 70 thousands, to be paid in the case of excess production of electricity, if any. The term of the lease will commence upon the passing of right of possession in the leased property and will terminate upon the passage of 20 years of the date of the Commercial Operation of the Leased Property (as such term is defined in the agreement). Under the terms of the agreement, the lessee is granted an option to extend the term of the lease for an additional period, provided that in any case the total lease period shall not exceed 24 years and 11 months. The agreement is subject to the fulfillment of various prerequisites within 15 months from the date of signing, including, inter alia, obtaining permits, authorization and licenses to construct the installations, obtaining the consent of the general meeting of the Company shareholders to be convened for the purpose of approving this engagement as well as additional conditions.

On March 6, 2011, the Board of Directors of the Company approved the incorporation of a foreign entity (“Foreign Entity”), wholly-owned by the Company, which is to be incorporated for entering into agreement (“Agreement”) with an overseas business partner (an unrelated third party) for operations in removal of paper and cardboard waste and recycling operations overseas under a Joint Venture (“JV”). The Company’s share of this operation is expected to be 65%. This operation shall require an initial investment, to be made in stages based on JV needs, amounting to USD 5.2 million, by way of owners loan or guarantee, 80% of which would be invested by the Company. The Agreement is expected to include restrictions on partner rights: (i) to transfer their JV shares; (ii) to grant the foreign entity the right to appoint two thirds of the JV Board members as well as its CEO; (iii) to grant the Company the right to purchase up to 75% of the paper and cardboard waste collected by JV at market prices, and; (iv) to include certain non-compete provisions. The Company is acting to conclude this Agreement, but it is uncertain that the foregoing with regard to feasibility of the JV and final agreement on the aforementioned understandings would materialize, in full or in part.

On March 27, 2011, the Company announced that the sale of a plot of land in the Totseret Ha’Aretz street in Tel-Aviv have been fulfilled according to agreement that the Company signed with Gav-Yam and with Amot Investments Ltd. As a result of the closing transaction, the Company will record net gain capital of approximately NIS 30 million.

ITEM 9. THE OFFER AND LISTING

9.A	LISTING DETAILS

The following table sets forth the high and low market prices of the Company’s ordinary shares on the NYSE Amex and TASE for the periods indicated:

	NYSE Amex		Tel Aviv Stock Exchange
	High	Low	High		Low	High	Low
	$		NIS			$*
Yearly Highs and Lows
2010	86.0	67.42	317.90		252.50	87.38	67.80
2009	71.5	29.6	272.00		117.30	71.64	29.73
2008	80.80	26.55	270.20		104.50	83.58	26.98
2007	67.50	41.90	259.40		185.00	65.60	43.65
2006	52.12	38.50	237.00		168.50	53.01	38.42

Quarterly Highs and Lows
2011
Second Quarter (until April 10, 2011)	74.01	73.80	261.10		254.60	75.35	73.78
First Quarter	84.39	68.01	300.30		248.20	84.95	69.68

2010
Fourth Quarter	86.00	76.51	317.90		272.70	87.38	75.94
Third Quarter	79.00	67.60	290.00		258.40	76.88	67.96
Second Quarter	83.00	67.42	309.90		260.20	83.03	67.60
First Quarter	82.25	68.53	311.30		252.50	82.40	67.80

2009
Fourth Quarter	71.50	54.19	272.0		206.2	71.64	55.18
Third Quarter	58.36	41.25	218.90		165.60	57.67	41.86
Second Quarter	44.30	35.00	177.80		147.70	45.17	35.11
First Quarter	39.48	29.62	164.0		117.3	39.16	29.73

Monthly Highs and Lows
April 2011(until April 10, 2011)	74.01	73.80	261.10		254.60	75.35	73.78
March 2011	77.52	68.01	278.90	`	248.20	77.52	69.68
February 2011	78.30	73.05	286.40		262.40	79.27	71.15
January 2011	84.39	76.50	300.30		271.10	84.95	73.07
December 2010	82.70	76.82	301.80		277.00	83.88	75.58
November 2010	84.05	77.44	308.20		276.00	84.97	75.00
October 2010	86.00	76.51	317.90		272.70	87.38	75.94

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

With respect to a recently enacted change to the Companies Law which would affect such requirement, see “Item 10.B - Memorandum and Articles of Association - Amendment no. 16 to the Companies Law.”

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

Pursuant to regulation promulgated under the Companies Law, the remuneration of directors does not require the approval of the general meeting if it does not exceed the maximum amount permissible by applicable law with respect to remuneration of external directors.  Nevertheless, if a shareholder (one or more) who holds at least 1% of the share capital or the voting rights in the Company objects, not later than 14 days from the filing of a report by the Company with the Israeli Securities Authority then a resolution of the audit committee, and the board of directors regarding the remuneration of the directors would require approval of the general meeting by a simple majority. If the resolution is regarding the remuneration of directors who are deemed to be controlling shareholders of the Company it requires the approval of the audit committee and the board of directors, as well as the approval of the general meeting, by a simple majority, provided that the majority of the votes cast approving such resolution includes (a) at least 1/3 of the votes of shareholders (or any one on their behalf) voting at the general meeting who do not have a personal interest in the approval of the transaction (the votes of abstaining shareholders will not be taken into account as part of the majority votes); or (b) the votes of the shareholders mentioned in section (a) above, who object to such resolution constituted no more than 1% of all voting rights in the Company.

With respect to a recently enacted change to the Companies Law which would affect such requirement, see “Item 10.B - Memorandum and Articles of Association - Amendment no. 16 to the Companies Law.”

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

Modification of Rights of Shares

If the share capital is divided into different classes, the Company may by resolution adopted at a general meeting by a special majority of 60% of the votes of shareholders voting at the general meeting (except if the terms of the issuance of the shares of such class otherwise provide) annul, convert, expand, supplement, restrict, amend or otherwise modify the rights of a class of shares of the Company, provided that the consent, in writing, of all the shareholders of such class thereto shall be received or that the resolution shall have been approved by a general meeting of the shareholders of such class by special majority, or in the event that it was otherwise provided in the terms of the issuance of a particular class of the shares of the Company, as may have been provided in the terms of issuance of such class, provided that the quorum at the class meeting shall be the presence, in person or by proxy, at the opening of the meeting of at least two shareholders who own at least twenty five percent (25%) of the number of the issued shares of such class.

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

A notice of a general meeting shall be published in at least two widely distributed daily newspapers published in Israel in Hebrew.  The notice shall be published at least fourteen days prior to the meeting date.  In addition, the Company provides a notice of the meeting and related proxy statement in English to the holders of its ordinary shares listed on the records of the Company’s registrar and stock transfer agent in the United States.

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

According to the Articles, one or more shareholder who holds at least one percent of the voting rights at the general meeting is entitled to request that the board include in the agenda any issue, provided that this issue is suitable to be discussed in a general meeting.

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

Voting and Adopting Resolutions at General Meetings

A shareholder who wishes to vote at a general meeting shall prove to the Company his ownership of his shares in the manner required by the Israeli Companies Law 5759-1999.  The Board of Directors of the Company may issue directives and procedures relating to the proof of ownership of shares of the Company.

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

The instrument appointing a proxy shall be in writing signed by the principal, or if the principal is a corporation, the proxy appointment shall be in writing and signed by authorized signatories of the corporation.  The board of directors is entitled to demand that prior to the meeting, there shall be produced to the Company a confirmation in writing of the authority of signatories to bind the corporation to the satisfaction of the board of directors.  The board of directors may also establish procedures relating to such matters.

The proxy appointment or an office copy to the satisfaction of the board shall be deposited at the registered offices of the Company or at such other place or places, in or outside of Israel, as may from time to time be determined by the board of directors, either generally or in respect to a specific meeting, at least forty eight hours prior to the commencement of the meeting or the adjourned meeting, as the case may be, at which the proxy proposes to vote on the basis of such proxy appointment.

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

Amendment no. 16 to the Companies Law

On March 7, 2011 amendment no. 16 (“Amendment 16”) to the Companies Law was enacted by the Israeli Knesset. Amendment 16, which will come into effect on May 14, 2011, places a special emphasis on the autonomy of the board of directors and the external directors and on the composition and responsibilities of the audit committee.

Under Amendment 16, among others: (i) the approval of certain interested party transactions will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who do not have a personal interest in the transaction attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (ii) the approval of the appointment of an external director will require the affirmative vote of a majority of the shares and in addition either that (a) the majority (rather than one third) of the shares held by shareholders who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (b) that the total number of disinterested shares voted against the proposal does not exceed 2% (rather than 1%) of the aggregate voting rights; (iii) the majority of members of the audit committee shall be independent directors (as defined under Amendment 16), and the audit committee chairman shall be an external director (which is currently the composition of our audit committee); (iv) the quorum required to determine a decision of the audit committee shall be not less than a majority of the independent directors, including at least one external director; and (v) the audit committee shall determine whether certain related party transactions are considered extraordinary transactions for the purpose of the Companies Law and should be approved as such.

Transfer Agent and Registrar

         We have appointed American Stock Transfer & Trust Co. as the transfer agent and registrar for our ordinary shares.

Listing

         Our ordinary shares are listed on both the NYSE Amex and on the TASE under the symbol “AIP”.

10.C	Material Contracts

Pursuant to the resolutions of the general meetings of the Company dated July 14, 2004 and June 21, 2006, the Company issued letters of indemnification to all its directors and officers, including directors that may be considered controlling shareholders in the Company. The amount of indemnification pursuant to all the letters of indemnification that have been provided and/or will be provided to the offers and employees of the Company, shall not exceed a cumulative sum equal to 25% of the Company’s shareholders’ equity in accordance with the last consolidated financial statements published prior to the actual provision of indemnification.

On July 29, 2005 the Company signed an agreement in London, with the Yam Tethys Sea Group (Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Avner Oil Exploration Limited Partnership and Delek Investment and Assets Ltd.), for the purchase of natural gas. The gas that will be purchased is intended to fulfill the Company’s requirements. The overall financial volume of the transaction totals $33 million over the term of the agreement from the initial supply of gas and until the earlier of: (i) the point at which the Company will have purchased an aggregate of 0.43 BCM of natural gas; or (ii) July 1, 2011. On July 2011, the gas supply agreement with Yam Tethys is scheduled to terminate and the Company is currently examining alternatives from other gas suppliers. According to Company estimates, and based on the prevailing market prices, upon the signing of a new agreement with any of the potential suppliers, the price of gas is expected to rise in relation to the gas prices pursuant to the current agreement.

On July 11, 2007, the Company entered into an agreement with Israel Natural Gas Routes Ltd. for transportation of natural gas to its facility in Hadera for a six-year term, with an optional extension for another two-year.  Consideration, pursuant to the agreement includes payment of a non-recurring connection fee upon connection based on the actual cost of connection to the Company’s facility, as well as monthly payments based on two components: (a) a fixed amount for the gas volume ordered by the Company; and (b) an additional amount based on the actual gas volume delivered to the facility.  As of the date of this Annual Report, the Company is dependent on Gas Routes, since in the agreement the Company undertook to pay a set annual payment of NIS 2 million even if it does not actually make use of Gas Routes’ transportation services. Owners of lands close to the gas transportation lines initiated a damages claim against Natural Gas Lines in regard to impairment. It should be noted that the agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due to harm to adjacent land. The proceeding was conducted before the appeals committee and the Company was not a party to the proceedings. On February 25, 2010, the Company received the committee’s decision to set the damages at NIS 2.67 million. Natural Gas Lines and the land owners appealed the committee’s decision. On December 10, 2010, these appeals were rejected. The Company received a payment demand from Natural Gas Lines and recorded a provision on its financial statements as of December 31, 2010.

On November 3, 2008, the general meeting of the Company approved the validity of a lease agreement signed on September 18, 2008 between the Company and Gav-Yam Lands Ltd. (“Lessor”), a public company indirectly controlled by the controlling shareholder of the Company, pursuant to which the Company rented a plot in Modi’in, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (“Logistic Center”) for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of the transfer of possession of the leased property. In addition the Company will have an option to extend the lease for an additional 9 years and 11 months. The cost of the annual lease amounts to NIS 13.6 million linked to the Consumer Price Index of July 2008. In the course of 2010, an aggregate amount of NIS 2.0 million was paid pursuant to the terms of this agreement.

On June 1, 2010, the Company entered into an agreement for the sale of its rights to a property of 7,600 square meters in Tel Aviv, which was leased from the Tel Aviv Municipality and served in the past as one of the Company’s paper manufacturing plants, in return for the sum of NIS 64 million, subject to certain conditions. The transaction was finalized in March 2011.

On July 25, 2010, Amnir, a wholly owned subsidiary of the Company, sold to an unrelated third party a plot of land of 9,200 square meters in Bnei Brak. This property served as a waste paper and cardboard collection and recycling plant. Consideration paid was in the amount of NIS 20 million, paid in installments until March 31, 2011.

On October 4, 2010, the Company completed a full tender offer for the acquisition of all of the holdings of the public in Carmel, at a price of $22.5 per share in cash, at a total consideration of approximately $4.2 million. As of October 4, 2010, the Company holds 100% of the issued and outstanding share capital and voting rights of Carmel, which has become a privately owned subsidiary of the Company.

On December 31, 2010 the Company acquired 25.1% of the issued and outstanding share capital of Hadera Paper Printing from a subsidiary of the Mondi Group. Total consideration for the purchase transaction stood at 10.364 million euro, paid from the Company’s own resources. Following the closing of the transaction, true to the date of this Annual Report, the Company holds 75% of the shares of Hadera Paper Printing, which was consolidated within the financial statements of the Company, while a subsidiary of the Mondi Group holds the remaining shares.

On March 6, 2011 the Company’s Board of Directors approved the establishment of a foreign company to be established for the purpose of engaging with a business partner overseas (an unrelated third party) for operation in the field of removal of paper and cardboard waste and recycling operations overseas, as a joint venture. The Company’s portion in the operations is expected to stand at 65%. Operations will require an initial investment, to be performed in stages, according to the joint venture’s needs, of some $5.2 million, by shareholder loans or shareholder guarantees, out of which the Company will invest some 80% of the amount. The agreement is expected to include the following restrictions regarding the partners’ transfer of shares in the joint venture: (i) to grant the foreign company the right to appoint two-thirds of the members of the board of directors and the joint venture’s CEO; (ii) to grant the Company the right to purchase up to 75% of the paper and cardboard waste collected by the joint venture at market prices, and; (iii) certain noncompetition clauses. The Company is working towards forming this agreement, and there is no certainty that any part or all of the above regarding the probability of the joint venture and final agreements on understandings, will be realized.

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

The following is a summary of the current tax regime, which is applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to our shareholders. In addition. the following contains a discussion of certain Israeli and U.S. tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. Investors are advised to consult their tax advisors with respect to the tax consequences of the purchase, ownership and sale of our shares, including the consequences under any applicable state and local law and federal estate and gift tax law, and the application of foreign laws or the effect of nonresident status on United States taxation.  This tax summary does not cover all of the potential tax consequences applicable to the investors upon purchasing, owning or disposing of our ordinary shares.

For further information regarding the inspection and the demand for payment of the Turkish Tax Authorities in respect to KCTR, see Item 8.A “Legal Proceedings”.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax at the rate of 24% in 2011 (25% in 2010) The Israeli corporate tax rate is scheduled to be gradually reduced to 18% by the year 2016 (23% in 2012, 22% in 2013, 21% in 2014; 20% in 2015 and 18% in 2016 and thereafter). Nevertheless, income attributed to an Approved Enterprise/ BenefittedBenefitted Enterprise/Preferred Enterprise under the Law for Encouragement of Capital Investments, 1959 may be taxed at a lower rate. Capital gain derived after January 1, 2010 are subject to tax at a corporate rate.

Taxation of Shareholders

Capital Gains

Capital gain tax is imposed on the disposal of capital assets by an Israeli resident, and on the disposal of such assets by a non- Israel resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. The Real Capital Gain is the excess of the total capital gain over Inflationary Surplus computed generally on the basis of the increase in the Israeli CPI between the date of purchase and the date of disposal.

The Real Capital Gain accrued by individuals upon the sale of our ordinary shares purchased on or after January 1, 2003 will be taxed at the rate of 20%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a  person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12 months period, such gain will be taxed at the rate of 25%. The Real Capital Gain generated by an individual on the sale of an asset purchased prior to January 1, 2003 will be subject to a tax at a weighted rate. The marginal tax rate for individuals (up to 45% in 2011) will be applied to the portion of the gain amount which bears the same ratio to the total gain realized as the ratio which the holding period commencing at the acquisition date and terminating on January 1, 2003 bears to the total holding period. The remainder of the gain realized will be subject to capital gains tax at the rates applicable to an asset purchased after January 1, 2003. In addition, capital gain derived by an individual claiming deduction of financing expenses in respect of such gain will be taxed at the rate of 25%. As mentioned above, the real capital gain derived by corporations will be generally subject to a corporate tax rate (24% in 2011).

Individual and corporate shareholder dealing in securities in Israel are taxed at the tax rates applicable to business income (24% tax rate in 2011 for a corporation and a marginal tax rate of up to 45% in 2011 for individual). Notwithstanding the foregoing, capital gain generated from the sale of our ordinary shares by a non-Israeli shareholder may be exempt under the Israeli Income Tax Ordinance from Israeli taxation provided the following cumulative conditions are met: (i) the ordinary shares were purchased upon or after the registration of the securities on the stock exchange (this requirement generally does not apply to shares purchased on or after January 1, 2009) , (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed, and (iii) if the seller is a corporation, less than 25% of its means of control are held, directly and indirectly, by Israeli resident shareholders. In addition, the sale of the ordinary shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. Thus, the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income (the “U.S.-Israel Double Tax Treaty”) , exempts U.S. residents from Israeli capital gain tax in connection with such sale, provided that: (i) the U.S. resident  owned, directly or indirectly, less than 10% of an Israeli resident company’s voting power at any time within the 12 – month period preceding such sale; (ii) the seller, being an individual, is present in Israel for a period or periods of less than 183 days (in the aggregate) during the taxable year; and (iii) the capital gain from the sale was not generated through a permanent establishment of the U.S. resident in Israel.

Either the purchaser of the securities, the stockbrokers who effected the transaction or the financial institution holding the traded securities through which the payment to the seller is made are obligated, subject to the above mentioned exemptions, to withhold tax upon the sale of securities from the real capital gain at the rate of 24% in respect of a corporation and 20% in respect of an individual.

A detailed return, including a computation of the tax due, should be filed and an advanced payment should be paid on January 31 and June 31 of every tax year in respect of sales of securities traded on a stock exchange (including our ordinary shares) made within the previous six months. However, if all tax due was withheld at source pursuant to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder the aforementioned return does not need to be filed and no advance payment should be made. Capital gain is also reportable on the annual income tax return.

Dividends

A distribution of dividend by our company from income, which is not attributed to an Approved Enterprise/Privileged Enterprise to an Israeli resident individual, will generally be subject to income tax at a rate of 20%. However, a 25% tax rate will apply if the dividend recipient is a “Controlling Shareholder” at the time of distribution or at any time during the preceding 12 months period. If the recipient of the dividend is an Israeli resident corporation, such dividend will be exempt from Israeli income tax provided that the income from which such dividend is distributed was derived or accrued within Israel.

Under the Israeli Income Tax Ordinance, a non-Israeli resident (either individual or corporation) is generally subject to an Israeli income tax on the receipt of dividends at the rate of 20% (25% if the dividends recipient is a “Controlling Shareholder”, at the time of distribution or at any time during the preceding 12 months period); those rates are subject to a reduced tax rate under the provisions of an applicable double tax treaty. Thus, under the U.S.-Israel Double Tax Treaty the following rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more then 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain type of interest or dividends – the tax rate is 12.5%, (ii) if both the conditions mentioned in section (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate applicable to an Approved Enterprise/ Benefitted Enterprise/Preferred Enterprise  – the tax rate is 15%, and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the Israel-U.S. Double Tax Treaty will not apply if the dividend income was derived through a permanent establishment of the U.S. resident in Israel.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Due to its operations, the Company is exposed to market risks consisting primarily of changes in interest rates – on both short and long-term loans, changes in exchange rates and changes in raw material and energy prices. These changes in interest rates affect the Company’s financial results.

The Company’s Board of Directors determines the Company’s policy in regard to addressing these risks, according to which financial instruments are employed, and defines the objectives to be attained, taking into account the Group’s linkage balance sheet and the impact of changes in various currencies and in the CPI, on the Company’s cash flows and financial statements.

The Company conducts calculations of its exposure every month and examines the compliance with the policy determined by the Board of Directors.

Furthermore, limited use is made of derivative financial instruments originating from the existing assets and liabilities, which the Company employs for hedging the cash flows.

Such hedging transactions are conducted primarily through currency options and forward transactions with Israeli banking institutions. The Company believes that the inherent credit risk of these transactions is slight.

As of December 31, 2010 the Company owned CPI-linked long-term loans and notes in the total amount of approximately NIS 298.1 million. The interest on such loans is not higher than the market interest rate.  In the event that the inflation rate rises significantly a loss may be recorded in the Company’s financial statements due to the surplus of CPI-linked liabilities.

In early 2010, the Company entered into hedging transactions for a period of one year to protect itself against a rise in the CPI in the amount of NIS 30 million, pursuant to previous transactions that were made in early 2009 and terminated at the end of 2009.

The Company continues to regularly monitor hedging prices for covering its exposure and in the event that these will be reasonable the Company will enter into the relevant hedging transactions.

Through our normal operations, we are exposed principally to the market risks associated with changes in the Consumer Price Index which our notes are linked to. We manage our exposure to these market risks through our regular financing activities and, when deemed appropriate, we hedge these risks through the use of derivative financial instruments. We use the term hedge to mean a strategy designed to manage risks of volatility movements on certain liabilities. The gains or losses on derivative instruments are expected to offset the losses or gains on these liabilities. We use derivative financial instruments as risk hedging tools and not for trading or speculative purposes. Our risk management objective is to minimize the effect of volatility on our financial results exposed to these risks and appropriately hedge them with forward contracts.

	Maturity
	In NIS thousands
	2011	2012-13	2013-14	More than 5 years	Total book value	Total fair value
Series 2 debentures	33,673	67,347	-	-	101,020	104,144
Series 3 debentures	22,481	44,962	44,962	67,443	179,848	184,231
Series 4 debentures	39,260	78,518	78,518	-	196,296	212,453
Series 5 debentures	-	36,304	72,608	72,608	181,520	197,494

Credit Risks

The Company’s and its subsidiaries’ cash and cash equivalents and the short-term deposits as of December 31, 2010 are deposited mainly with major Israeli banks. The Company and its subsidiaries consider the credit risks in respect of these balances to be immaterial.

Most of these companies’ sales are made in Israel, to a large number of customers. The exposure to credit risks relating to trade receivables is consequently generally limited due to the relatively large number of customers. The Group makes use of credit insurance services at some of the Group companies, as needed. The Group also performs ongoing credit evaluations of its customers to determine the required amount of allowance for doubtful accounts. The Company believes that an appropriate allowance for doubtful debts is included in the financial statements.

Fair Value of Financial Instruments

The fair value of the financial instruments included in working capital of the Group is usually identical or close to their carrying value. The fair value of loans and other liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates, except as described below.

Sensitivity Analysis Tables for Sensitive Instruments, According to Changes in Market Elements as of December 31, 2010:

All other Company’s market risk sensitive instruments are instruments entered into for purposes other than trading purposes.

	Sensitivity to Interest Rates
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2010	Profit (loss) from changes
	Interest rise 10%	Interest rise 5%		Interest decrease 5%	Interest decrease 10%
	In NIS thousands
Series 2 Debentures	772	387	(104,144)	(390)	(782)
Series 3 Debentures	2,547	1,281	(184,231)	(1,296)	(2,607)
Series 4 Debentures	1,865	936	(212,453)	(944)	(1,896)
Series 5 Debentures	3,256	1,638	(197,494)	(1,657)	(3,333)
Loan A - fixed interest	74	37	(16,052)	(37)	(75)
Loan B - fixed interest	1,165	585	(99,647)	(591)	(1,189)
Loan C- fixed interest	110	55	(18,112)	(55)	(111)

The fair value of the loans is based on a calculation of the present value of the cash flows, according to the generally-accepted interest rate on loans with similar characteristics (4% in 2010).
Regarding the terms of the debentures and other liabilities – See Note 10 to the annual financial statements dated December 31, 2010.
Regarding long-term loans and capital notes granted - See Note 5 to the annual financial statements dated December 31, 2010.

U
	Sensitivity of €-linked instruments to changes in the € exchange rate
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2010	Profit (loss) from changes
	Rise in € 10%	Rise in € 5%		Decrease in € 5%	Decrease in € 10%
	In NIS thousands
Cash and cash equivalents	4,892	2,446	48,920	(2,446)	(4,892)
Other accounts receivable	1,014	507	10,140	(507)	(1,014)
Accounts payable and credit balances	(10,686)	(5,344)	(106,883)	5,344	10,688
Forward	1,548	625	(311)	(1,220)	(2,143)

	Sensitivity to the U.S. Dollar Exchange Rate
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2010	Profit (loss) from changes
	Rise in $ 10%	Rise in $ 5%		Decrease in of $ 10%	Decrease in $ 5%
	In NIS thousands
Cash and cash equivalents	2,776	1,388	27,756	(1,388)	(2,776)
Other accounts receivable	3,628	1,814	36,277	(1,814)	(3,628)
Accounts payable and credit balances	(10,665)	(5,333)	(106,654)	5,333	10,665
NIS/US$ forward transaction	547	175	(29)	(571)	(943)

Other accounts receivable reflect primarily short-term customer debts.

	Sensitivity to the Consumer Price Index
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2010	Profit (loss) from changes
	Rise in CPI 2%	Rise in CPI 1%		Decrease in CPI 1%	Decrease in CPI 2%
	In NIS thousands
NIS-CPI forward transactions	600	300	(240)	(300)	(600)
Series 2 debentures	(2,083)	(1,041)	(104,144)	1,041	2,083
Series 3 debentures	(3,685)	(1,842)	(184,231)	1,842	3,685
Other accounts receivable	39	20	1,950	(20)	(39)

See Note 19c to the financial statements dated December 31, 2010.

	Sensitivity to the exchange rate of the yen
Sensitive Instruments	Profit (loss) from changes		Fair value as of December 31, 2010	Profit (loss) from changes
	Rise in the yen 10%	Rise in the yen 5%		Decrease in the yen 5%	Decrease in the yen 10%
	In NIS thousands
Accounts Payable	(367)	(184)	(3,672)	184	367

	Sensitivity to other currencies (GBP)
Sensitive Instruments	Profit (loss) from changes		Fair value as at Dec-31-10	Profit (loss) from changes
	Rise of 10%	Rise of 5%		Decrease of 5%	Decrease of 10%
	In NIS thousands
Other accounts receivable	86	43	864	(43)	(86)

Quantitative Information Regarding Market Risk

The following are the balance-sheet components by linkage bases at December 31, 2010:

NIS millions	Unlinked	CPI-linked	In foreign currency, or linked thereto (primarily US$)	€-linked	Non-Monetary Items	Total
Assets
Cash and cash equivalents	44.3		27.8	48.9		121.0
Other accounts receivable	564.1	2.0	37.1	9.8	9.0	622.0
Inventories					343.5	343.5
Investments in Associated Companies	19.2				218.3	237.5
Deferred taxes on income					2.2	2.2
Fixed assets, net					1,358.6	1,358.6
Investment property (real estate)					24.5	24.5
Intangible Assets					35.7	35.7
Land under lease					24.8	24.8
Financial assets available for sale					1.6	1.6
Other assets					1.4	1.4
Assets on account of employee benefits	0.8					0.8
Total Assets	628.4	2.0	64.9	58.7	2,019.6	2,773.6
Liabilities
Short-term credit from banks	144.6					144.6
Accounts payable and credit balances	318.4		110.3	106.9	6.6	542.2
Current tax liabilities	20.0					20.0
Deferred taxes on income					45.3	45.3
Long-Term Loans	313.6	18.3				331.9
Notes (debentures) – including current maturities	378.0	279.8				657.7
Liabilities on account of employee benefits	46.7					46.7
Put option to holders of non-controlling interests	31.5					31.5
Shareholders’ equity, reserves and retained earnings					953.6	953.6
Total liabilities and equity	1,252.8	298.1	110.3	106.9	1,005.5	2,773.6
Surplus financial assets (liabilities) as at December 31, 2010	(624.4)	(296.1)	(45.4)	(48.2)	1,014.1	0.0

* As to hedging transactions associated with surplus CPI-linked liabilities, see Section E(2), above.

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

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting the management’s evaluation of the effectiveness of its internal control over financial reporting, the Company’s management determined that the purchase, by the Company, of 25.1% of the issued and outstanding share capital of Hadera Paper Printing, which occurred on December 31, 2010, would be excluded from the 2010 internal control assessment, as permitted by the Securities and Exchange Commission. Accordingly, as of December 31, 2010 approximately 22% and 17% of the consolidated net and total assets, respectively, were excluded from management’s evaluation of the effectiveness of internal control over financial reporting.

Our management’s assessment of the effectiveness of the Company’s internal control over financial reporting concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective.

(c)	Attestation report of the registered public accounting firm

Our independent auditors, Brightman Almagor Zohar & Co. a member firm of Deloitte Touche Tohmatsu and registered public accounting firm, has audited the consolidated financial statements in this Annual Report on Form 20-F, and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting as of December 31, 2010.

(d)	Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year end period covered by this Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Amos Mar-Haim, a member of the Company’s Audit Committee, meets the criteria of an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and his designation as the Audit Committee’s Financial Expert has been ratified by the Board of Directors. Amos Mar-Haim is “independent”, as that term is defined in the NYSE Amex’s listing standards. Additionally, Aliza Rotbard, an external director and member of the Company’s Audit Committee also meets the criteria of an Audit Committee Financial Expert under the applicable rules and regulations of the SEC and her designation as the Audit Committee’s Financial Expert has been ratified by the Board of Directors. Aliza Rotbard is “independent”, as that term is defined in the NYSE Amex’s listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmastu (on July 27, 2010, at a general meeting the shareholders approved the appointment of Brightman Almagor Zohar & Co. as the Company’s external auditors for the year 2010. Brightman Almagor Zohar & Co. replaced Kesselman & Kesselman & Co. who served as the Company’s external auditors since 1954 until 2006).  After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee approves prior to the accountant being engaged such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles.  Additional services from Brightman Almagor Zohar and any increase in budgeted amounts will similarly be approved during the year by the Audit Committee prior to the accountant being engaged on a case-by-case basis.

All audit-related and non-audit-related services performed by Brightman Almagor Zohar during 2010 were proposed to and approved by the Audit Committee prior to the accountant being engaged, in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Brightman Almagor Zohar for all services, including audit services, for the years ended December 31, 2010 and 2009, respectively.

	U.S. $ in thousands
	2010	2009
Audit fees
Audit of financial statements (including special audit jobs)	206	135
Audit-related Fees
ICFR audit	67	66
Tax Fees	-	-
All Other Fees
Differentials	7	19
Total	280	220

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any affiliated purchaser purchased any of the Company’s equity securities during 2010.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G.  CORPORATE GOVERNANCE

There are no significant ways in which the corporate governance of our Company, as a foreign private issuer, differ from those followed by domestic companies listed on the NYSE Amex, except with respect to a requirement to hold executive  For further information regarding this requirement and regarding the structure of our Board of Directors and its committees and the exemptions available to our Company as a “controlled company and as a Foreign Private Issuer”, see “Item 6.C. - Board Practices.”

PART III

ITEM 17. FINANCIAL STATEMENTS

In lieu of responding to this item, we have responded to Item 18 of this Annual Report.

ITEM 18. FINANCIAL STATEMENTS

The information required by this item is set beginning on page F-1 of this Annual Report.

ITEM 19. EXHIBITS

(a)	The following financial statements and supporting documents are filed with this report:

(i)	Consolidated Audited Financial Statements of the Company for the year ended December 31, 2010 (including Reports of Independent Registered Public Accounting Firms).

(ii)	Financial statements of Hadera Paper Printing and Writing Paper Ltd. for the year ended December 31, 2010.

(iii)	Financial statements of Hogla-Kimberly Ltd. for the year ended December 31, 2010.

(b)	For additional documents filed with this report see Exhibit Index.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HADERA PAPER LTD.

By:	/s/ Shaul Gliksberg
Shaul Gliksberg
Chief Financial and Business Development Officer

Dated:  April 10, 2011

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

HADERA PAPER LTD
CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

HADERA PAPER LTD

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il
Report of Independent Registered Public Accounting Firm To the shareholders of Hadera Paper ltd.

We have audited the accompanying consolidated statements of financial position of Hadera Paper Ltd. (“the Company”) and subsidiaries as of December 31, 2010 and 2009, and the related, consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain subsidiaries, which statements reflect total assets constituting approximately 15% and 12% of consolidated total assets as of December 31, 2010 and 2009, respectively, and total revenues constituting approximately 45%, 41% and 25% of consolidated total revenues for the years ended December 31, 2010, 2009 and 2008, respectively.
Likewise we did not audit the financial statements of certain associated companies, in whichthe Company's share in their profits or losses is a net amount of 1,440 Thousands NIS, for the year ended December 31, 2008. The financial statements of those companies were audited by other Auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion

In our opinion, based on our audits and the reports of other auditors, such consolidated statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2010 and 2009, and the results of their operations, changes in equity and cash flows, for each of the three years in the period ended December 31, 2010, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 10, 2011 expressed an unqualified opinion on the company's internal control over financial reporting based on our audit and the report of the other auditors.

Brightman Almagor Zohar& Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
April 10, 2011

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders of Hadera Paper Ltd

We have audited the internal control over financial reporting of Hadera Paper Ltd  and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
The Company’s board of directors and management are responsible for maintaining effective internal control over financial reporting and for their assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We did not examine the effectiveness of internal control over financial reporting of subsidiaries, whose financial statements reflect total assets and revenues constituting 15% and 45%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2010. The effectiveness of the subsidiaries companies'  internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as they relate to the effectiveness of the subsidiary company's internal control over financial reporting, are based solely on the report of the other auditors.
As describe in Management’s Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Mondi Hadera Paper Ltd, which was acquired on December 31, 2010 (the "Acquisition"), and whose aggregated financial statements constitute 17% of total assets and 22% of net assets of the consolidated financial statements amounts of the company as of December 31, 2010. Accordingly, our audit didn't include the internal control over financial reporting at the acquisition.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), , and that receipts and expenditures of the company are being made only in accordance with authorizations of directors and management of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Brightman Almagor Zohar Haifa office 5 Ma’aleh Hashichrur Street P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7333 Fax: +972 (4) 867 2528 info-haifa@deloitte.co.il www.deloitte.co.il

Because of the inherent limitations of internal control over financial reporting, material misstatements may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, based on our audit and the report of the other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited,in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the company as of December 31 2010 and for the year ended December 31, 2010 of the Company and our report dated April 10, 2011 expressed an unqualified opinion on those financial statements based on our audit and the report of the other auditors.

Brightman Almagor Zohar& Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
April 10, 2011

HADERA PAPER LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2 0 10	2 0 0 9
		NIS in thousands

Assets
Current Assets
Cash and cash equivalents	2f	120,992	26,261
Designated deposits	2f	-	127,600
Trade receivables	15a	564,929	323,882
Other receivables	15a	57,059	98,897
Inventories	15b	343,519	175,944
Total Current Assets		1,086,499	752,584

Non-Current Assets
Fixed assets, net	6	1,358,619	* 1,134,234
Investments in associated companies	5	237,498	340,975
Deferred tax assets	13	2,165	** 2,096
Prepaid expenses in respect of an operating lease	7	24,836	* 29,756
Other intangible assets	9	35,714	27,084
Investment property	8	24,500	-
Financial assets - available for sale	15a	1,646	-
Other assets		1,364	1,298
Employee benefit assets	11	793	649
Total Non-Current Assets		1,687,135	1,536,092

Total Assets		2,773,634	2,288,676

Z. Livnat	O. Bloch	S. Gliksberg
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial and Business Development Officer

Approval date of the financial statements: April 10, 2011

*Retroactively adjusted in respect of implementation of amendment to IAS17, see note 3a
** Reclassified, see note 23

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31
	Note	2 010	2 00 9
		NIS in thousands

Liabilities and Equity
Current Liabilities
Credit from banks and others	10b, 15c	144,622	131,572
Current maturities of long-term notes and long term loans	10a, b	175,936	149,940
Trade payables	15d	370,065	255,895
Other payables	15d	172,295	112,745
Short term employee benefit liabilities	11	27,586	22,421
Financial liabilities at fair value through profit and loss	2t(2)	-	11,982
Current tax liabilities		19,951	2,760
Total Current Liabilities		910,455	687,315

Non-Current Liabilities
Loans from banks and others	10b	251,283	225,802
Notes	10a	562,348	471,815
Deferred tax liabilities	13	45,302	*30,404
Employee benefit liabilities	11	19,132	14,911
Financial liability with respect to Put option granted to the non-controlling interests	2t2	31,512	-
Total Non-Current Liabilities		909,577	742,932

Capital and reserves	12
Issued capital		125,267	125,267
Reserves		298,258	307,432
Retained earnings		506,445	399,346
capital and reserves attributed to shareholders		929,970	832,045

Non-controlling Interests		23,632	26,384

Total capital and reserves		953,602	858,429

Total Liabilities and Equity		2,773,634	2,288,676

* Reclassified, see note 23

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31
	Note	2 0 1 0	2 0 0 9	2 0 0 8
		NIS in thousands

Revenue	15e	1,121,008	891,995	673,484
Cost of sales	15f	945,422	765,677	542,387

Gross profit		175,586	126,318	131,097

Selling, marketing, general and administrative expenses	15g
Selling and marketing expenses		87,201	71,998	45,674

General and administrative expenses		59,603	58,967	54,970

Other income, net	15l	(32,513)	(20,234)	(4,898)

Total expenses		114,291	110,731	95,746

Profit from ordinary operations		61,295	15,587	35,351

Finance income	15j	9,314	4,727	12,069
Finance expenses	15k	54,079	22,992	27,112

Finance expenses, net		44,765	18,265	15,043

Profit (loss) after financial expenses		16,530	(2,678)	20,308

Share in profit of associated companies, net	5b	81,132	87,359	51,315

Profit before taxes on income		97,662	84,681	71,623

Taxes on income	13d1	(2,950)	(7,067)	3,663

Profit for the year		100,612	91,748	67,960

Attributed to:
Company shareholders		100,728	91,230	69,710
Non-controlling interests		(116)	518	(1,750)

		100,612	91,748	67,960

Earning for regular share of NIS 0.01 par value (see note 16):
Primary attributed to Company shareholders		19.84	18.03	13.77

Fully diluted attributed to company shareholders		19.68	18.03	13.77

Number of share used to compute the primary earnings per share		5,078,156	5,060,788	5,060,774

Number of share used to compute the fully diluted earnings per share		5,118,416	5,060,788	5,060,774

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED STATEMENT OF
COMPREHENSIVE INCOME
	Year ended December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

Comprehensive Income	100,612	91,748	67,960

Other Comprehensive Income
Profit (loss) on cash flow hedges, net	1,044	5,191	(2,306)
Allocation to the income statement on account of cash flow hedging transactions, net	-	(1,128)	-
Actuarial profit (loss) from defined benefit plans, net	115	477	(1,501)
Revaluation from step acquisition	-	-	17,288
Share in Other Comprehensive Income of associated companies, net	(11,711)	(507)	(29,111)
Share in other comprehensive income associated companies, which allocated to the income statements, net	446	1,163	1,017
Total Other Comprehensive Income for the period, net	(10,106)	5,196	(14,613)

Total Comprehensive Income for the period	90,506	96,944	53,347

Attributed to:
Company shareholders	90,605	96,428	55,115
Non-controlling interests	(99)	516	(1,768)
	90,506	96,944	53,347

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

CONSOLIDATED
 FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium of share	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non - controlling Interests	Total
	NIS in thousands
Balance - December 31, 2009 (Audited)	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429
Adjustment of retained earnings in respect of implementation of amendment to IAS 17 (see note 3a)	-	-	-	-	-	-	-	3,590	3,590	-	3,590
Balance - January 1, 2010	125,267	301,695	10,531	3,397	14,164	517	(22,872)	402,936	835,635	26,384	862,019
For the Year ended December 31, 2010:					-
Exchange differences arising on translation of foreign operations	-	-	-	-	-		(10,649)	-	(10,649)	-	(10,649)
Profit (loss) on cash flow hedges, net	-	-	-	-	-	606	-	-	606	18	624
Actuarial profit (loss) from defined benefit plans, net	-	-			-	-	-	(80)	(80)	(1)	(81)
Profit for the year	-	-	-	-		-	-	100,728	100,728	(116)	100,612
Total Comprehensive Income for the Year	-	-	-	-	-	606	(10,649)	100,648	90,605	(99)	90,506
Share purchase from non-controlling interests in subsidiary	-	-	-	-	-	-	-	1,117	1,117	(17,498)	(16,381)
Entry into consolidation (See note 17)	-	-	-	-	-	-	-	-	-	14,845	14,845
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Conversion of employee options into shares	-	5,156	(5,156)	-	-	-	-	-	-	-	-
Share based payment	-	-	2,613	-	-	-	-	-	2,613	-	2,613
Balance – December 31, 2010	125,267	306,851	7,988	3,397	12,420	1,123	(33,521)	506,445	929,970	23,632	953,602

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

CONSOLIDATED
 FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total

Balance - January 1, 2009	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

For the Year ended December 31, 2009:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(686)	-	(686)	-	(686)
Profit (loss) on cash flow hedges, net	-	-	-	-		5,609			5,609	(60)	5,549
Actuarial profit (loss) from defined benefit plans, net	-	-	-	-	-	-	-	275	275	58	333
Profit for the year	-	-	-	-	-	-	-	91,230	91,230	518	91,748
Total Comprehensive Income for the Year	-	-	-	-	-	5,609	(686)	91,505	96,428	516	96,944
Purchasing shares of subsidiary company	-	-	-	-	-	-	-	-	-	(448)	(448)
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,744)	-	-	1,744	-	-	-
Share based payment	-	-	4,304	-	-	-	-	-	4,304	-	4,304
Balance – December 31, 2009	125,267	301,695	10,531	3,397	14,164	517	(22,872)	399,346	832,045	26,384	858,429

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD

CONSOLIDATED
FINANCIAL STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Capital reserves	Share based payments reserves	Capital reserves resulting from tax benefit on exercise of employee options	Capital reserve from revaluation from step acquisition	Cash Flows Hedging reserves	Foreign currency translation reserves	Retained earnings	Total for Company shareholders	Non-controlling interests	Total

Balance - January 1, 2008	125,267	301,695	-	3,397	-	(635)	3,810	236,437	669,971	-	669,971

For the Year ended December 31, 2008:
Exchange differences arising on translation of foreign operations	-	-	-	-	-	-	(25,996)	-	(25,996)	-	(25,996)
Profit (loss) on cash flow hedges, net	-	-	-	-	-	(4,457)	-	-	(4,457)	360	(4,097)
Revaluation from step acquisition	-	-	-	-	17,288	-	-	-	17,288	-	17,288
Actuarial profit (loss) from defined benefit plans, net	-	-		-	-	-	-	(1,430)	(1,430)	(378)	(1,808)
Profit for the year	-	-	-	-				69,710	69,710	(1,750)	67,960
Total Comprehensive Income for the Year	-	-	-	-	17,288	(4,457)	(25,996)	68,280	55,115	(1,768)	53,347
First transfer to consolidation – creating minority interests	-	-	-	-	-	-	-	-	-	28,084	28,084
Depreciation of capital from revaluation from step acquisition to retained earnings	-	-	-	-	(1,380)	-	-	1,380	-	-	-
Share based payment	-	-	6,227	-	-	-	-	-	6,227	-	6,227
Balance – December 31, 2008	125,267	301,695	6,227	3,397	15,908	(5,092)	(22,186)	306,097	731,313	26,316	757,629

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS

	Year ended
	December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands
Cash flows – operating activities
Net Profit for the year	100,612	91,748	67,960
Taxes on income recognized in profit and loss	(2,950)	(7,067)	3,663
Finance expenses recognized in profit and loss, net	44,765	18,265	15,043
Capital profit on sale of fixed assets	(19,556)	(73)	(284)
Gain from revaluation of prior holding at fair value due to achieving control	(5,760)	-	-
Share in profit of associated companies	(81,132)	(87,359)	(51,315)
Dividend received from associated company	70,319	61,814	-
Income from repayment of capital note to associated company	-	(16,418)	-
Depreciation and amortization	88,047	78,552	59,784
Income from revaluation of investment property	(151)	-	-
Share based payments expenses	2,104	3,762	4,913
Gain from negative goodwill	-	-	(14,664)
	196,298	143,224	85,100

Changes in assets and liabilities:
Decrease (Increase) in trade and other receivables	(51,546)	22,373	66,805
Increase in inventories	(5,926)	(7,189)	(19,868)
Increase (Decrease) in trade and other payables	47,999	24,407	(16,923)
Increase (Decrease) in financial liabilities at fair value through profit and loss	872	(1,922)	10,003
Increase (Decrease) in employee benefit	6,678	4,089	(3,063)
	(1,923)	41,758	36,954

Tax Payments	(1,293)	(5,754)	(8,182)

Net cash generated by operating activities	193,082	179,228	113,872

The accompanying notes are an integral part of the consolidated financial statements.

HADERA PAPER LTD

CONSOLIDATED CASH FLOWS STATEMENTS (Cont.)

	Year ended
	December 31
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands
Cash flows – investing activities
Acquisition of property plant and equipment and Prepaid expenses in respect of a financing lease	(219,124)	(352,455)	(232,675)
Acquisition of subsidiaries	13,111	-	(70,567)
Acquisition of other assets	(2,956)	(752)	(2,770)
Proceeds from sales of fixed assets	18,277	1,960	825
Decrease (Increase) in designated deposits	127,600	124,614	(255,244)
Interest received	1,829	1,565	7,764
Associated companies:
Granting of loans to an associated company	(978)	(1,068)	(422)
Repayments of loans to an associated company	-	-	2,851
Net cash used in investing activities	(62,241)	(226,136)	(550,238)

Cash flows – financing activities
Proceeds from issuing notes (less issuance expenses)	179,886	-	424,617
Short-term bank credit – net	(79,802)	53,917	(111,444)
Borrowings received from banks	93,500	159,674	39,448
Repayment of borrowings from banks and from others	(56,804)	(37,830)	(11,801)
Repayment of capital note	-	(32,770)	-
Interest Paid	(58,538)	(42,012)	(20,360)
Redemption of notes	(94,994)	(40,427)	(38,904)
Share purchase from non-controlling interests in subsidiary	(15,703)	-	-
Net cash generated by (used in) financing activities	(32,455)	60,552	281,556

Increase (decrease) in cash and cash equivalents	98,386	13,644	(154,810)
Cash and cash equivalents beginning of the year	26,261	13,128	167,745
Net foreign exchange differences	(3,655)	(511)	193
Cash and cash equivalents end of the year	120,992	26,261	13,128

*Retroactively adjusted in respect of implementation of amendment to IAS17, see note 3a

The accompanying notes are an integral part of the consolidated financial statements

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1  -          DESCRIPTION OF BUSINESS AND GENERAL

1.	Description Of Business

Hadera Paper Limited (former - American Israeli Paper Mills Limited) and its subsidiaries (hereafter – the Company) are engaged in the production and sale of packaging paper, in paper recycling activities, in the production and sale of printing and writing paper,  in the production of packaging and cardboard products and in the marketing of office supplies. The Company also has holdings in associated companies that are engaged in sale of household paper products and the handling of solid waste (the Company and its investee companies – hereafter – the Group). Most of the Group's sales are made on the local (Israeli) market. For segment information, see note 21.

2.	Definitions:

The Company	-	Hadera Paper Limited.

The Group	-	the Company and its Subsidiaries.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined in the Israeli Securities law and Regulations 1968.

Controlling Shareholder	-	as defined in the Israeli Securities Regulations (Annual Financial Statements), 2010.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Subsidiaries	-	companies in which the Company control, (as defined by IAS 27) directly or indirectly, and whose financial statements are fully consolidated with those of the Company.

Associated Companies	-	companies in which the Group has significant influence.

Affiliated Companies	-	Subsidiaries and associated companies.

Other companies	-	Group investees over which the Group has no control or material influence.

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying International Accounting Standards (IFRS)

Statement regarding the implementation of International Financial Reporting Standards (IFRS)

The consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (hereinafter – IFRS), and interpretations to them, that were published by the International Accounting Standards Board (IASB).

The principal accounting policies described in the following notes were applied in a manner consistent with previous reporting periods presented in these consolidated financial statements, except for changes in the accounting policy arising from the implementation of standards, amendments to standards and interpretation that entered into effect on the date of the financial statements, as specified in Note 3 below.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	The financial statements are drawn up in accordance with the Israeli Securities Regulations (Annual Financial Statements), 2010 (hereinafter – "Financial Statements Regulations").

C.	Presentation format of the statement on financial position

The Group presents assets and liabilities on the statement of financial position separately under current and non-current items.

D.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

•
The following assets and liabilities measured under fair value: financial assets available for sale financial instruments measured at fair value through profit or loss, investment property, financial derivatives and liabilities for share-based payment arrangements.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2 AA below.

E.	Analysis format of expenses recognized on income statement

Company expenses on the income statement are stated based on the nature of activity related to expenses by the entity.

F.	Foreign currencies

(1)	Functional currency and presentation currency

The individual financial statements of each Group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in the New Israeli Shekel ("NIS"), which is the functional currency of the Company and the presentation currency for the consolidated financial statements, see note 2CC (3) as follows with regard to the exchange rate and the changes in them during the reported period.

(2)	Translation of transactions that are not in the functional currency

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost are retranslated at the rates of exchange prevailing at the date of the transaction in respect of the non- monetary item.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.	Foreign currencies (cont.)

(3)	Method of recognizing exchange rate differentials

Exchange differences are recognized in profit or loss in the period which they were created, except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (Hedge accounting details are set out in Note 2u below) and for Exchange rate differences with respect to loans denominated in a currency other than NIS which are directly attributable to acquisition, construction or manufacturing of qualifying assets (see note 2q below).

(4)	Translation of financial statements of affiliated companies whose functional currency is not the New Israeli Shekel (NIS).

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations of associated company (mainly because of it's investment in a subsidiary company that presents it's financial statements in foreign currency) are expressed in NIS using exchange rates prevailing for the end of the reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used and related translation differences, are recognized on other comprehensive income under "Share of comprehensive loss of associates, net of tax" and are charged to the income statement upon net realization of foreign operations with respect to which these translation differences were created.

G.	Cash and cash equivalents

Cash and cash equivalents include deposits that can be withdrawn anytime as well as short-term bank deposits that are not restricted in use, with a maturity of three months.

Deposits that are restricted in use or whose maturity at the time of investment is greater than three months but less than one year are classified under designated deposits, under current assets.

H.	Consolidated Financial Statements

(1)	General

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

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

H.	Consolidated Financial Statements (cont.)

(2)	Non –controlling interests

Non –controlling interests in net assets excluding goodwill of consolidated subsidiaries are presented separately under the Group's shareholders' equity. Non –controlling interests include the sum of these interests on the date of the business combination (see below) as well as the share of minority Non –controlling interests in the changes that occurred in the capital of the consolidated company subsequent to the date of the business combination.

Losses of subsidiaries, applicable to non-controlling interests that exceed the non-controlling interests in the subsidiary's equity, are allocated to non-controlling interest, while ignoring the obligations and abilities of those minority-interest holders to make additional investments in the subsidiary. The results of transactions with non-controlling interests, concerning the partial divestiture of the group's investment in the subsidiary, while control is retained, are attributed to equity of the owners of the parent company.

In transactions with non-controlling interests, where additional shares in the subsidiary are acquired after control is obtained, the excess cost of acquisition over the carrying value of the non-controlling interests on the acquisition date is attributed to the equity of the owners of the parent company.

Where a put option is granted to non-controlling interests, the option is measured at present value of expected future payments. The put option is charged against non-controlling interest.

I.	Business combinations

Acquisition of activities and subsidiaries that constitute a business combination, are measured by using the acquisition method. The cost of the business combination is measured as the aggregate of the fair values (on the date of exchange) of the assets given, the liabilities incurred or assumed, the equity instruments issued by the group in exchange for obtaining control in the acquire, the fair value of the group's holdings in the acquired entity prior to the business combination

Transaction costs that are directly related to the business combination, are recognized in profit or loss as incurred.

The acquirer's identifiable assets and liabilities, which satisfy the recognition conditions in accordance with IFRS 3 (Revised) "Business Combinations" are recognized at fair value on the acquisition date, except for several types of assets, which are measured in accordance with the provisions of the relating standards.

Goodwill arising from the acquisition of a subsidiary is measured as the excess of the cost of acquisition, over the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, that were recognized on the acquisitions date. If, after revaluation, the group's net interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination is immediately recognized in profit or loss.

Non-controlling interests in the acquire are initially measured at their acquisition-date fair value of the assets, liabilities and contingent liabilities of the acquired entity, excluding their share in the goodwill. Regarding the accounting treatment of non-controlling interests, see Note 2h 2.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Business combinations (Cont.)

In business combinations, where control is obtained after several acquisitions (acquisition in stages), the acquiree's assets, liabilities and contingent liabilities are measured at fair value on the date control is obtained, while the difference between the carrying value of the company's holdings in the acquired entity prior to the business combination and their fair value on the business combination date is recognized in the statement of income, in the section of "other income" under profit from ordinary operation.

Regarding the effect of the initial implementation of IFRS 3 (Revised) "Business Combinations" on the Group's financial statements, see Note3a.

Regarding the publication of IFRS 3 (Revised) "Business Combinations" as part of the IASB's 2010 Annual Improvements Project, see Note 3c.

J.	Investment in associated companies

An associated company is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The financial statements of the associated companies adapted to the accounting policies of the group.

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition change in the Group's share of the net assets, including capital reserves, of the associate, less any impairment in the value of individual investments. Losses of  an associate in excess of the Group's interests in that associate (which includes any long-term interest that, in substance, form part of the Group's net investment in the associate) are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate.

Where a group entity transacts with an associate of the Group material, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

As for revision to IAS 28 "Investments in associates", in conjunction with the effective start date of IAS 27 (Revised) "Consolidated and separate financial statements", see Note 3b.

K.	Goodwill

Goodwill arising on the acquisition of a subsidiary represents the excess of the cost of acquisition over the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary recognized.

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Goodwill (Cont.)

On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the profit or loss of disposal.

Regarding the amendment of IAS 36 as part of the IASB's annual improvements project for 2009, with respect to allocation of goodwill for the purpose of impairment, see note 3b, below.

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3a below.

L.	Property, plant and equipment

1)	General

Property, plant and equipments are tangible items, which are held for use in the manufacture or supply of goods or services, or leased to others, which are predicted to be used for more than one period. The Company presents its property, plant and equipments items according to the following method:

Under the cost method - a property, plant and equipment are presented at the balance sheet at cost (net of any investment grants), less any accumulated depreciation and any accumulated impairment losses. The cost includes the cost of the asset's acquisition as well as costs that can be directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The cost of qualifying assets also includes borrowing costs that should be capitalized as stated in Note 2q, below.

2)	Reduction of fixed assets

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

Assets leased under financial leases are amortized over their expected useful life on the same basis as owned assets, or over the term of the lease - whichever is shorter.

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

M.	Investment property

Investment property is property ( land or building or a part of building or both) held by the group and leased to an associate company for the purpose of its activities and not for use in the production or supply of goods or services or for administrative purposes, or sale during the ordinary course of business. The Group's investment property includes buildings and lands under financial lease. Real estate for investment is initially recognized at a cost that includes the transaction costs. In periods subsequent to initial recognition, investment property is measured at fair value. Profits or losses arising from changes in the fair value of investment property are recognized in the statement of income in the period in which they are created, under "Other income (expenses), net".

N.	Intangible assets, except for goodwill

Intangible assets are identifiable, non-monetary assets which have no physical essence.

Intangible assets with a definite useful life are amortized using the straight line method over the estimated useful life of the assets subject to an impairment test. The accounting treatment of the change in the estimated useful life of an intangible asset with a finite life is carried out prospectively.

As to the accounting treatment of goodwill see note 2k, above.

The useful life which is used to amortize intangible assets with a finite useful life is as follows:

Customer relations	5-10 years
Software	3 years

The group's intangible assets are recognized and measured in accordance with the manner in which they were created and were all acquired as part of a business combination.

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

As to the publication of IFRS 3 (amended) "Business Combinations" see note 3A below.

O.	Impairment of value of tangible and intangible assets, excluding goodwill

At the end of each reporting period, the Group examines the book value of its tangible and intangible assets, other than inventory for the purpose of determining whether there are any indications that point towards losses from impairment of value of these assets. Should there be any such indications, the recoverable amount of the asset is estimated for the purpose of determining the amount of the loss from impairment of value that was created, if at all. If it is not possible to estimate the recoverable value of an individual asset, the Group estimates the recoverable value of the cash- generating unit to which the asset is relevant. Shared assets are also allocated to individual cash generating units to the extent that a reasonable and consistent basis can be identified for such allotment. Should allocating the shared assets to individual cash generating units on the above basis not be feasible, the shared assets are allocated to the smallest groups of cash generating units as to which a reasonable and consistent basis for allocation can be identified.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Impairment of value of tangible and intangible assets, excluding goodwill (Cont.)

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

As to the impairment of goodwill see note 2k, above.

As to the impairment of investment in an associated company, see note 2p, below.

P.	Impairment of equity-accounted investments

The Group reviews existence of indications of impairment of equity-accounted investments. Such impairment occurs when objective evidence indicates that expected future cash flows from such investment have been negatively impacted.

Review for impairment of an investment is conducted with reference to the investment as a whole. Therefore, recognized impairment loss from the investment is not attributed to assets comprising the investment account, including goodwill, but is attributed to the investment as a whole; therefore, the Group recognizes reversal of recognized loss with respect to equity-accounted investments, if their recoverable amount has increased.

Q.	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are assed to the costs of those assets, until such time as the assets are substantially ready for their intended use or sale. Exchange rate differences with respect to loans denominated in currencies other than NIS are capitalized to the cost of said assets to such extent as to be deemed as adjustments to interest cost.

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

Cost determined as follows:

Raw, auxiliary materials and others	- Based on weighted-average basis.

Finished products and products in process	- Based on overhead absorption costing. At cost, calculated based on the absorption pricing of production costs incurred during the production of finished goods

Products	- Based on weighted –average basis.

The spare parts that are in continuous use, are not associated with the specific fixed assets. Some of these spare parts are even sold to the Group's associated companies, as needed, and are part of the inventory. Based on the experience accumulated by the Company, these spare parts are held for no longer than 12 months. In light of the above, the spare parts that are in continuous use are presented in inventory clause, and recognized in the profit and loss report when used.

S.	Financial assets

(1)	General

Financial assets are recognized in the statement of financial position of the Company when the Company becomes a party to the contractual terms of the instrument. Investments are recognized and derecognized on trade date (the date on which the Group has a commitment to buy or sell an asset) where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus transaction costs, except for those financial assets classified as at fair value through profit or loss, which are initially measured at fair value.

Financial assets are classified into loans and receivables, financial assets through profit and loss and financial assets available for sale. The classification of those categories arises from the reason of the financial asset holding and it is determined at its initial recognition.

Regarding the amendment of IFRS7, Financial Instruments: Disclosures", see note 3c below.

Regarding the amendment of IAS39 "Financial Instruments: Recognition and Measurement", as part of the IASB's annual improvements project for 2009 regarding the date of implementation of the standard, see Note 3b, below.

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

(3)	Financial assets at Fair Value through Profit and Loss (FVTPL)

Financial assets are classified as at FVTPL where the financial asset is either held for trading or it is designated as at FVTPL.

A financial asset is classified as held for trading if:

●	It has been acquired principally for the purpose of selling in the near future; or
●	It is a part of an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking; or
●	It is a derivative that is not designated and effective as a hedging instrument.

The Company has derivatives that are not designated and effective as hedging instruments, and which are presented at fair value. Each profit or loss arising from changes in the fair value, including those originating from changes in exchange rates, is recognized in the statement of income in the period in which the change occurred.

(4)	Financial assets available for sale

Investments in non-marketable equity instruments (shares), which are not derivative financial instruments and which were not classified as financial assets at fair value through profit and loss, as investments held for maturity or as loans and receivables, are classified as available-for-sale financial assets, and are presented at their fair value.

Profit or losses arising from changes in fair value are recognized in other comprehensive income as "profit (losses) in respect of available-for-sale financial assets", except for impairment losses which, under certain conditions, are recognized in the statement of income.

Upon the disposal of investments in, or impairment of financial assets, the profits or losses which have accumulated until the date of disposal or impairment, as the case may be, and which were recognized in other comprehensive income, are reclassified to profit and loss in the period in which the disposal or impairment occurred.

Income from dividends in respect of investment in available-for-sale equity instruments are recognized in the statement of income when the group becomes entitled to receive payments in respect thereof.

(5)	Impairment of financial assets

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

For investments in equity instruments classified as available-for-sale, a significant or prolonged decline in fair value below cost is an indication of impairment. For other financial instruments, indications of impairment may include:

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Financial assets (Cont.)

(5)	Impairment of financial assets (cont.)

●	Significant financial difficulty of the issuer or counterparty; or

●	Default or delinquency in interest or principal payments; or

●	It becoming probable that the borrower will enter bankruptcy or financial re-organization.

For certain financial assets, such as customers as to which no indications of value impairment have been identified, the company evaluates value impairment on a specific basis, in reliance on past experience for groups of receivables with similar attributes and changes in the level of delinquency in payments, as well as economic changes related to the sector and the economic environment in which it operates.

When there is objective evidence of such impairment, for available-for-sale financial assets, the cumulative loss recognized under other comprehensive income due to impairment of fair value of these financial assets, is re-classified to the income statement. Impairment loss thus recognized on the income statement with respect to investment in equity instruments classified as available for sale, are not reversed on the income statement. Any increase in fair value of investments in equity instruments classified as available for sale in periods subsequent to the period in which impairment loss was recognized, is charged to other comprehensive income.

With the exception of equity instruments classified as available for sale, if in a subsequent period the impairment amount of a financial asset decreases, and said decrease is objectively related to an event which occurred after impairment had been recognized, then the previously recognized impairment loss is reversed, in full or in part, on the income statement. The carrying amount of the investment in the asset upon reversal of impairment loss shall not exceed the amortized cost of said asset as of that date had no impairment been previously recognized.

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

T.	Financial liabilities and equity instruments issued by the Group

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

Financial liabilities are classified as either financial liabilities "at FVTPL" or "Other financial liabilities".

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Financial liabilities and equity instruments issued by the Group (Cont.)

(2)	Options to sell shares of an associated company

Until December 31, 2010, the company had a liability, which stems from an option that was given for the sale of shares of an associated company, which provide the holder thereof with the right to sell its holdings in the associated company in consideration of a variable amount of cash.

The value of the option was computed according to the economic value of the option and it was presented with current liabilities, and was classified as a liability at fair value through profit and loss.

Any gain or loss that results from changes in the fair value of the option was recognized in the income statement.

On December 31, 2010, upon the rise in the holding in shares in 25.1% of the associate and its initial consolidation as set forth in Note 17, the option to non-controlling interests remained in effect and was adjusted for the new holding structure. This option is blocked for 36 months after the acquisition date.

The option is measured as a liability at the present value of the payment amount of the option, and is presented under long-term liabilities. Changes in its value are recognized in the income statement.

For additional details on the terms of the options, see note 17 below.

(3)	CPI-linked liabilities

The group has liabilities that are linked to the Consumer Price Index (hereinafter – the CPI), which are not measured at fair value under the statement of income. The Company determines the effective interest rate in respect of these liabilities as a real rate with the addition of linkage differences in line with actual changes in the CPI until the end of the reporting period.

(4)	Extinguishing Financial liabilities

A financial liability is extinguished when, and only when. It is settled- i.e. when the obligation defined in the contract is settled, cancelled or expires.

U.	Derivative financial instruments and Hedge Accounting

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

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than 12 months other derivatives are presented as current assets or current liabilities.

Regarding the amendment of IFRS7, "Financial Instruments: Disclosures", see note 3c below.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Derivative financial instruments and Hedge Accounting (Cont.)

(2)	Hedge accounting

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

The classification in the statement of financial position of hedging instruments is determined in accordance with the remaining life of the hedging relationship, at the end of the reporting period – if at the end of the reporting period the remaining life of the hedging relationship exceeds 12 months, the hedging instrument is recognized in the statement of financing position as a non-current asset or liability. If at the end of the reporting period the remaining life of the hedging relationship does not exceed 12 months, the hedging instrument is classified in the statement of financial position as a current asset or liability.

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

When hedging a forecasted transaction on non-monetary assets (fixed assets), the profits or losses that were carried in the other comprehensive income, are carried to the initial cost of the hedged item immediately upon the initial recognition of said item and recorded in the income statement over the period of amortization of the fixed assets in respect of which it was recorded.

Regarding the amendment of IAS39 "Financial Instruments: Recognition and Measurement" as part of the IASB's annual improvements project for 2009 regarding the recognition in profit and loss of gains (losses) included in other comprehensive income due to changes in the value of hedging instruments, see Note 3B, below.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

(1)	Sale of goods

Revenue from the sale of goods is recognised when all the following conditions are satisfied:

•	The Group has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	The Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the transaction will flow to the entity; and
•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

(2)	Revenue from recycling services

Recycling services revenue is recognized when all the following conditions are satisfied:

•	The amount of revenue can be reliably measured
•	It is probable that the economic benefits associated with the transaction will flow to the entity, as well as
•	The company performed the service in question
•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

(3)	Interest revenue

Interest revenue is accrued on a time basis, by reference to the principal outstanding and by using the effective interest rate method.

(4)	Dividends

Revenue is recognized when the Group's right to receive the payment is established.

(5)	Reporting of revenues on a gross basis or a net basis

The Company's revenues as an agency or intermediary from providing electricity, water, steam, and logistical services to the Group without bearing the risks and returns that derive from the transaction are presented on a net basis.

W.	Leasing

(1)	General

Leases are classified as finance leases whenever the term of the lease transfer substantially all the risks and rewinds of ownership to the lessee. All other leases are classified as operating leases.

(2)	Lease of equipment, land and buildings from the Group

Operating lease
Lease income from an operating lease is recognized on the straight line basis over the leasing period. In operating lease agreements where no lease payments or reduced lease payments are received at the inception of the lease period, and additional benefits are provided to the lessor, the group recognized income on the straight line basis over the lease period.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Leasing (Cont.)

(3)	Lease of land, vehicles and buildings by the Group

Financial lease
Lease of land (which is not investment property measured at fair value) from the Israel Land Administration, the payment for which is made periodically, are classified as financial lease. At the commencement of the lease period, the group includes the leased asset in "fixed assets" and recognizes a corresponding liability at the lower of the fair value of the land and the current value of the minimum lease payments. In subsequent periods, the liability is accounted for as stated above and the land is amortized over the remaining period of the lease according to the straight line basis, including the extension option.

Lease of land (which is not investment property measured at fair value) from the Israel Land Administration, with pre-paid lease payments are classified as financial lease. The deferred lease payments, which were paid at the commencement of the lease period, are presented in the statement of financial position in "fixed assets" and amortized at the straight line basis over the remaining period of the lease, including the extension option.

Operating lease
Lease of land from Tel–Aviv municipality, which do not meet the terms of classification as financial lease pursuant to the standard, are classified as operating lease. The deferred lease payments, which were paid at the commencement of the lease period, are presented in the statement of financial position in "prepaid-expenses in respect of an operating lease" and amortized at the straight line basis over the remaining period of the lease, including the extension option.

Lease expenses in respect of an operating lease are recognized at the straight line basis over the lease period.

Regarding the classification of operating leases as investment property assets, which is measured at fair value, see Note 8.

As for the publication of the amendment to IAS17 "leases", as part of the IABS's annual improvements project for 2009, see note 3a below.

X.	Provisions

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

Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. Changes due to time value are charged to the income statement.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

Y.	Share - Based payments

Equity-settled share based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The Group determines the fair value of equity-settled share-based transaction according to the Black-Scholes model. (Details regarding the determination of the fair value of share-based transactions are set out in note 12).

The Group recognizes share-based payment arrangements in the financial statements over the term of the vesting period against an increase in shareholders' equity, under the item "Capital reserve for share-based payment".

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Y.	Share - Based payments (Cont.)

At each end of reporting period date, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period.

Z.	Taxation

(1)	General

Income tax expense represents the sum of the tax currently payable and change in deferred tax excluding deferred tax as result of transaction that was attribute directly to the equity.

(2)	Current tax

The tax currently payable is based on taxable profit of the company and its subsidiaries for the reporting period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of reporting period.

Current tax assets and liabilities are stated with offset, when the entity has an enforceable legal right to offset the recognized amounts, as well as the intention to discharge on net basis, or to realize the asset and discharge the liability concurrently.

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

Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. The Group does not generate deferred taxes with respect to temporary differences due to initial recognition of goodwill.

In calculating the deferred taxes, the taxes that would have applied in the event of a realization of investments in investee companies are not taken into consideration, since it is the Group's intention to hold and develop these investments. Deferred taxes on account of the distribution of earnings at these investee companies are also not taken into consideration, since it is the Group's policy not to distribute any dividends that are liable for taxes in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

AA.	Employee benefits

(1)	Post-Employment Benefits

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Employee benefits (Cont.)

(1)	Post-Employment Benefits (Cont.)

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

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's statement of financial position includes the current value of the obligation in respect of the defined benefit, net of the fair value of the plan's assets

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

BB.	Net income per share

The computation of basic net income per share is generally based on earnings available for distribution to holders of ordinary shares, divided by the weighted average number of ordinary shares outstanding during the period.

In computing diluted net income per share, the weighted average number of shares to be issued, assuming that all dilutive potential shares are converted into shares, is to be added to the average number of ordinary shares used in the computation of the basic income (loss) per share. Potential shares are taken into account, as above, only when their effect is dilutive.

CC.	Exchange Rates and Linkage Basis

(1)	Foreign currency balance, or balances linked to foreign currency are included in the financial statements according to the exchange rate announced by the Bank of Israel at the end of reporting period.

(2)	Balances linked to the CPI are presented according to index of the last month of the report period.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

CC.	Exchange Rates and Linkage Basis (Cont.)

(3)	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rates of the dollar (NIS per $1)	Representative exchange rates of the Euro (NIS per €1)	CPI “in respect of” (in points) *

December 31, 2010	3.549	4.738	211.67
December 31, 2009	3.775	5.442	206.19

Increase (decrease) during the:	%	%	%
Year ended December 31, 2010	(5.99)	(12.94)	2.7
Year ended December 31, 2009	(0.71)	2.74	3.9

(*)	Based on the CPI for the month ending at the end of each reporting period, on an average basis of 100 = 1993.

NOTE 3  -      RECENTLY PUBLISHED IFRS AND INTERPRETATIONS:

A.	New Standards and interpretations that influence this reporting period and/or previous reporting periods:

•	Revision of IAS 1 (Revised) - "Presentation of Financial Statements"

The Group has elected early adoption of the revision to IAS 1 (Revised) ("Presentation of Financial Statements") as from 2010. The revision stipulates that other comprehensive income items shall be presented on the statement of changes to equity or in notes, in accordance with Company accounting policy. Therefore, the Company states other comprehensive income items on the statement of changes to equity.

•	IFRS 3 (Amended) “Business Combinations”

The new standard stipulates the rules for the accounting treatment of business combinations as detailed below:

•	The transaction costs directly connected with the business combination will be recorded to the income statement when incurred.

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

The standard applies to business combinations which occur on or after January 1, 2010. As a result of applying the standard, the Company recognized transaction costs amounting to NIS 267 thousand, and gain amounting to NIS 5,760 thousand, due to measurement at fair value of equity rights owned prior to the acquisition date.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (Cont.)

A.	New Standards and interpretations that influence this reporting period and/or previous reporting periods: (Cont.)

•	Amendment to IAS 17, “Leases"

As part of the annual improvements project, for 2009 ,IAS 17 "Leases" was amended.

Amendment to IAS 17, “Leases”, provides for the classification of land leases as a financing lease or an operating lease in accordance with the general principles of the Standard, taking into consideration the fact that the land is an asset with an infinite economic life. As part of the amendment, the sweeping prohibition to classify land as an operating lease was canceled when the land is not transferred to the lessee or at the end of the leasing period.

The Amendment is to be retroactively applied in annual reporting periods commencing on January 1, 2010 or thereafter.

The Amendment is to be retroactively applied to existing leases for which the required information is available at the initial date of the lease. Land leases for which the required information is unavailable are to be reviewed as for the date of the adoption of the Amendment.

1)
The Group has lands and buildings that are leased to an associated company and which, until the amendment of IAS 17, have been presented as an operating lease. In accordance with the Amendment to IAS 17, these leases meet the definition of financing lease and therefore are classified as investment property measured at fair value, in accordance with the Group's policy. Since the information on the fair value of the lands in previous periods is not available, the Company has recognized the property at fair value as of the date of implementation of the amendment. As a result of implementing the amendment, as of January 1, 2010, a sum of NIS 24,349 thousands was recognized in investment property, a sum of NIS 787 thousands was recognized in deferred tax liabilities and a sum of NIS 74 thousands in account payables and accrued expenses (in respect of liability for a financing lease). Pursuant to the transitional provisions of the amendment, the difference in the amount of NIS 3,590 thousands was recognized in retained earnings.

2)
The Group has lands (which do not constitute investment property at fair value), which have been leased from the Israel Land Administration and the leasing fees in respect thereof have been paid in full. Following the amendment, amounts in respect of the above leases, which have been presented in the financial statements as of December 31, 2009 under "prepaid expenses in respect of an operating lease" are now presented under "fixed assets".

The effect of the retroactive implementation of the amendment on the statement of financial position in the current and previous periods:

	December 31	December 31
	2010	2009
	NIS in thousands

Increase in fixed assets	14,573	7,534
Decrease in long-term expenses for lease	(14,573)	(7,534)

3)
The Group has lands (which do not constitute investment property measured at fair value) which are held as part of a leasing agreement with the Israel Land Administration, the payment in respect thereof is made periodically. Since the information as of the date the commencement of the leases is not available, the Company recognizes the asset and liability related to the lease of the land, which was recognized again as a financing lease, at fair value as of the date of implementation of the amendment; the difference between the fair value of the asset and the fair value of the related liability was recognized in "retained earnings".

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

A.	New Standards and interpretations that influence this reporting period and/or previous reporting periods: (cont.)

•	Amendment to IAS 17, “Leases" (cont.)

As a result of implementing the amendment, commencing from 2010, some of the leases that were treated until December 31, 2009 as operating leases, have been reclassified as financing leases.

Following the implementation of the amendment, on January 1, 2010, a sum of NIS 407 thousands was recognized in "fixed assets" and a sum of NIS 73 thousands was recognized in "accounts payable and accrued expenses" (in respect of a liability for a financing lease). In addition, prepaid expenses in respect of a lease have decreased by NIS 334 thousands.

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods:

The following standards, interpretations and amendments, which entered into effect in the current year, do not have a material impact on the current period and/or previous periods, but their entry into effect could have an impact on future periods.

•	IAS 27 (Amended) “Consolidated and Separate Financial Statements “

The new standard prescribes the rules for the accounting treatment of consolidated and separate financial statements. The provisions of the standard apply to annual financial reporting periods which start on January 1, 2010 and thereafter. The standard will be implemented retrospectively, excluding a number of exceptions, as to which the provisions of the standard will be implemented prospectively.

•	Amendment of IAS 28 "Investment in Associates" (regarding the loss of significant influence in an associated company)

Following the adoption of Amended IAS 27 as aforesaid, certain provisions in IAS 28 "Investment in Associates" have been amended.

This amendment prescribes the accounting for the loss of significant influence in an associated company, while the entity continues to retain some interest in the investee.

The amendment will be implemented prospectively in annual reporting periods commencing on or after January 1, 2010.

•	Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the designation of exposure to inflationary risks as hedging items).

The amendment, inter alia, determines that changes in cash flows arising from exposure to inflationary risks can be designated as hedging items. Furthermore, pursuant to the amendment, the intrinsic value, unlike the time value of acquired options, qualifies as a hedging instrument of one-party risk arising from a forecast transaction. The amendment is implemented retroactively for annual accounting periods commencing on or subsequent to January 1, 2010.

•	Amendment to IAS 7, “Statements of Cash Flows”

Amendment to IAS 7, "Statements of Cash Flows" Clarifies that only as cash expenditure for an asset recognized in the statement of financial position qualifies for classification as cash flows used in investing activities.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

B.	New standards and interpretations that are effective and that do not have a material effect on the reporting period and/or previous reporting periods: (cont.)

•	Amendment to IAS 36, “Impairment of Assets”

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

•
Amendment of IAS 39 "Financial Instruments: Recognition and Measurement" (regarding the scope of the standard, the date of recognition of gains and losses in profit or loss with respect to hedging instruments and an option for early repayment in debt instruments)

Amendment to IAS 39, “Financial Instruments: Recognition and Measurement", stipulates some amendments to the standard provisions. Additionally, the amendment clarifies that gains or losses attributed to a cash flow hedge are to be reclassified to profit or loss during the period in which the hedged anticipated cash flows affect the profit or loss.

The amendment is to be applied prospectively to in annual periods commencing on January 1, 2010 or thereafter.

The amendment further determines a clarification regarding the treatment in case of early repayment option that is embedded in a host debt regarding the separation of an embedded derivative.

The amendment is to be applied prospectively in annual periods commencing on January 1, 2010 or thereafter.

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods:

•	IFRS 9: "Financial instruments"

The new standard lays out requirements for classifying and measuring financial assets. The Standard requires that all financial assets be treated as follows:

•
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

•	Equity instruments are measured at fair value through profit and loss.

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

•	IFRS 9: "Financial instruments"(cont.)

•	Debt instruments will be reclassified from depreciated cost to fair value and vice versa only when the entity changes its business model to financial asset management.

•
Investments in equity instruments that do not have a quoted price in an active market including derivatives on these instruments will always be measured at fair value. The alternative of measurement at cost under certain circumstances has been cancelled. At the same time, the standard specifies that under specific circumstances cost may constitute a proper estimate of fair value.

The standard stipulates the following provisions regarding financial liabilities:

•
The change in the fair value of a financial liability which, upon initial recognition, is designated at fair value through profit or loss, which is attributed to changes in the credit risk of the liability, is directly recognized in other comprehensive income, unless this recognition creates or increases accounting mismatch.

•	When the financial liability is settled or extinguished, the fair value amount which was recognized in other comprehensive income, will not be classified in the statement of income.

•
All derivatives, whether assets or liabilities, will be measured at fair value, including a derivative financial instruments that constitutes a liability, which is related to an unquoted equity instrument whose fair value cannot be measured reliably.

The provisions of the standard are to be applied retroactively, with exceptions as set forth in the standard, in periods commencing on or after January 1, 2013. Early adoption is permitted. Entities electing to make an early adoption of the standard before January 1, 2012 are permitted not to implement the standard retroactively.

At this stage, the Company's management cannot estimate the effect of implementing the stands on its financial position and operating results.

•	Revision to IFRS 3 (Revised) "Business Combinations" (regarding measurement of rights that do not grant control)

The revision stipulates that the possibility of selecting the method of measurement, at the date of business combination, of rights that do not grant control, exists only for rights that do not grant control, that constitute existing ownership rights in the company being acquired. Rights that do not grant control, that do not constitute existing ownership rights, shall be measured at the date of business combination exclusively at fair value. The revision will be implemented prospectively, starting with the adoption date of the directives of IFRS 3 (Revised). At this stage the company's management is unable to estimate the effect of implementing the amendment on its financial condition and operating results.

•	Revision of IAS 27 (Revised) - "Consolidated and Separate Financial Statements"

The revision clarifies the transitional provisions of revisions to other standards regarding the adoption of IAS 27 (Revised), namely the revisions of IAS 21 "Impact of changes in foreign currency exchange rates", IAS 28 "Investment and associated companies" and IAS 31 "Rights in Joint Transactions" and it was determined that these revisions to the other standards will be implemented prospectively, commencing on the adoption date of the directives of IAS 27 (Revised). The standard is to be applied for annual accounting periods commencing on or after January 1, 2011. Early adoption is permitted. At this stage, the Company's management cannot estimate the effect of implementing the stands on its financial position and operating results.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

C.
Standards, Amended Standards and Clarifications that have been Published but not yet Become Effective, and have not been Adopted by the Company in Early Adoption that might have or expected to have an effect on future periods: (cont.)

•	Amendment to IFRS 7 "Financial Instruments: Disclosure"

The Amendment encourages qualitative disclosure with respect to the quantitative disclosure, which is required to assist the readers of the financial statements in creating an overall picture of the nature and extent of the risks associated with financial instruments.

In addition, the Amendment classifies the required level of disclosure regarding credit risk and collateral and provides disclosure exemptions with respect to loans whose terms were renegotiated. The amendment is to applied retroactively for annual reporting periods commencing on or after January 1, 2011. Early adoption is permitted.

D.	New standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, and are not expected to affect the Group's financial statements

•	IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments"

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

The interpretation will be retroactively period commencing at January 1, 2011, or thereafter. Early adoption is possible.

At this stage, the Company's management cannot estimate the effect of implementing the interpretation on its financial position and operating results.

•	Amendment of IFRIC 14: "Prepayments of a Minimum Funding Requirement"

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

•	Amendment to IAS 32 "Financial Instruments: Presentation"

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

•	Amendment to IFRS 3 (Revised) "Business Combinations" (with respect to share-based payment in the acquired entity)

The amendment stipulates that liabilities and equity instruments generated with respect to share-based payment arrangements of the acquired entity not replaced in conjunction with the business combination shall be measured pursuant to provisions of IFRS 2 "Share-based Payment". Furthermore, the amendment stipulates that when the acquiring entity replaces the share-based payment grants of the acquired entity, all or part of the market-based measurement of the replacement grants of the acquiring entity shall be included in measurement of the consideration given in the business combination, ignoring the acquiring entity's obligation to replace the acquired entity's grants. The amendment shall be applied prospectively as from the adoption date of provisions of IFRS 3 (Revised). Company management is currently unable to estimate the impact of application of the amendment on the Company's financial standing and operating results.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3  -          RECENTLY PUBLISHED IFRS AND INTERPRETATIONS: (cont.)

D.
New standards and interpretations which have been issued but not yet entered into effect and have not been adopted early by the Group, and are not expected to affect the Group's financial statements: (cont.)

•	IAS 24 (Amended) "Related Party Disclosures"

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

•	Amendment to IFRS 7 "Financial Instruments: Disclosure"

The Amendment includes disclosure requirements regarding the entity's exposure to risks relating to the transfer of financial assets under which the transferor is left with a certain level of continued exposure to the asset ("continued involvement") and relating to the transfers of fully amortized financial assets, which were carried out close to the end of the reporting period.

The provisions of the Amendment are applied prospectively in annual periods commencing January 1, 2012. Early adoption is permitted. The new disclosures are not required in respect of reporting periods prior to the date of initial implementation.

NOTE 4-   CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

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

B.	Critical judgments in applying accounting policies

The main items in which uncertainty of estimates and critical judgments are involved, and that have the most significant effect on the amounts recognized in the financial statements is:

•	Deferred taxes-
The company recognizes deferred tax assets for all of the deductible temporary differences up to the amounts as to which it is anticipated that there will be taxable income against which the temporary difference will be deductible. During each period, for purposes of calculation of the utilizable temporary difference, management uses estimates and approximations as a basis which it evaluates each period.

•	Approximation of length of life of items of fixed assets-
Each period, the company’s management evaluates salvage values, depreciation methods and length of useful lives of the fixed assets.

•	Measuring provisions and contingent liabilities and contingent liabilities- see C(1) below.

•	Measuring obligation for defined benefits and employee benefits- see C(2) below.

•	Measuring share based payments- see note 11 below.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  -          CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont.)

B.	Critical judgments in applying accounting policies (cont.)

•	Measuring the fair value on account of the allocation of the cost of acquisition - see C(3) below.

•	Examination of the impairment of cash generating units – see C(4) below.

C.	Key factor of estimation uncertainty

1.	Provisions for legal proceeding

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

See also note 14 as follows.

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4  -          CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (cont.)

C.	Key factor of estimation uncertainty (cont.)

3.	Measurement at fair value on account of the allocation of the cost of acquisition (cont.)

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

4.	Examination of the impairment of cash generating units

To determine whether there may be a need for impairment provision with respect to cash-generating units in accordance with IAS 36, the Company's management has primarily used appraisals performed by external independent land appraisers with the required knowledge, expertise and experience. In light of indications that occurred during 2009 and in accordance with IAS-36, the company examined the need for a provision for impairment of the value of the packaging paper sector as a cash-generating unit.

From the external assessment that was done on the discounting of cash flows using a discount rate of 9.5%, indicates that the expected utilization value of the packaging paper cash-generating unit is higher than its carrying value and in accordance with IAS-36, no recognition is necessary of a loss on account of the impairment of the fixed assets.

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5  -          INVESTMENTS IN ASSOCIATED COMPANIES:

A.	Details of Subsidiaries and Associated Companies

	Percentage of direct and indirect holding in shares conferring equity and voting rights		The amount investment in an associated company (*)
	at December 31		at December 31
	2010	2009	2010	2009
	%		NIS in thousands
Main subsidiaries: (**)
Amnir Recycling Industries Limited	100.00	100.00	154,146	179,669
Graffiti Office Supplies and Paper Marketing Ltd.	100.00	100.00	(8,590)	(10,619)
Hadera Paper –packaging paper and recycling Ltd.	100.00	100.00	123,146	137,965
Hadera Paper - Development and Infrastructure Ltd.	100.00	100.00	145,970	161,930
Carmel Container Systems Limited (1)	100.00	89.30	160,004	144,743
Hadera Paper-printing and writing paper Ltd.(2)	75.00	49.90	157,485	114,124
Frenkel C.D. Limited(3)	57.84	54.75	11,007	11,158
Main associated company:
Hogla-Kimberly Ltd.	49.90	49.90	239,116	227,883

*
The amount of investment in a directly held entity is calculated as the net amount based on the consolidated financial statements, which is attributed to the shareholders of the Company, of total assets less total liabilities, which present financial information on the investee company in the Company's consolidated financial statements, including goodwill.

**	Not including dormant companies.

(1)
On October 4 the Company successfully completed its full tender offer to purchase shares of Carmel Container Systems Ltd. ("Carmel") a subsidiary of the Company for $22.50 per share in cash (Subject to withholding tax), for the total amount of approximately $4.2 million, In accordance with the Board decision dated 30, August 2010 regarding the full tender offer, under section 336 of the Companies Law, 1999. Carmel shares are not and were not traded on the Israeli Stock Exchange but were previously listed in the U.S. on American Stock Exchange. In 2005 Camel's shares were delisted from trade by Carmel's initiative. In accordance with the Companies Law, - 1999, the Company automatically acquires the entire number of shares subject to the tender offer, including all shares owned by shareholders who have not responded to the tender offer. The Company is currently completing the process of transferring the payment to shareholders that their shares were forcibly acquired, and it is also working on the completion of the technical procedure with the American stock exchange. Accordingly, when the technical procedure is completed, as of the date of the final expiration of the tender offer, on October 4, 2010, the Company would then own 100% of Carmel’s issued and outstanding share capital and voting rights.

In light of indications that rose as a result of the tender offer to purchase shares as mentioned above, regarding the impairment of the Carmel cash-generating unit, the Company commissioned an external and independent appraiser to examine the need for a provision for impairment. The evaluation was made on the basis of its use value, based on the capitalized cash flows that are expected to be generated by the company, using a discount rate of 10.0% and it was found that the value of Carmel is actually higher than its book value and no recognition is necessary of a loss on account of impairment.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5  -          INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

A.	Details of Subsidiaries and Associated Companies (cont.)

(2)	For details about the acquisition of Hadera paper writing and printing paper ltd. see note 17 below.

(3)
Frenkel C.D. Limited is partly held through the Company in the rate of   28.92% and partly held through Carmel Container Systems Limited (in the rate of 28.92%) the holding in voting shares of C.D. Packaging Systems Limited is 57.72%.

B.	Investments in associated companies

The Company has a number of investments in associated companies, which are held either directly or through investee companies on December 31, 2010.  The financial statements of significant associated companies (Hadera Paper- printing and writing paper Ltd. formerly Mondi Hadera Paper Ltd), that is consolidated in the company's finance statements as of December 31 2010, and Hogla-Kimberly Ltd) are attached to these financial statements.

1.	Composed as follows:

	December 31
	2010	2009
	NIS in thousands
Investment in Shares:
Cost	1,875	1,875
Gain on issuance of shares of an associated
company to a third party	40,241	40,241
Adjustments from translation of foreign currency
financial statements	(33,521)	(22,872)
Share in cash flow hedging capital	(1,360)	(940)
Share in Actuarial losses	(647)	(451)
Initial consolidation of associate	(80,961)	-
Share in profits since acquisition, net	292,692	268,670
	218,319	286,523
Long-term loans and capital notes *	19,179	54,452
	237,498	340,975

* Classified by linkage terms and rate of interest.

The total amounts of the loans and capital notes are as follows:

	Weighted average
	interest rate
	at December 31,	December 31
	2010	2010	2009
	%	NIS in thousands

Unlinked loans and capital notes	5.5%	19,179	54,452
		19,179	54,452

As of December 31, 2010, the repayment dates of the balance of the loans and capital notes have not yet been determined.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5  -          INVESTMENTS IN ASSOCIATED COMPANIES: (cont.)

B.	Investments in associated companies (cont.)

2.	The changes in the investments during 2010 are as follows:

NIS in thousands

Balance at the beginning of the year	340,975
Changes during the year:
Share in profits of associated companies - net	81,132
Dividend distributed or declared by an associated company	(57,110)
Differences from translation of foreign currency financial statements	(10,649)
Share in capital surplus of hedging cash flows at associated companies	(420)
Share in capital surplus from recording actuarial gains to reserves	(196)
Initial consolidation of associate.	(80,961)
Decrease in balance of long-term loans and capital notes - net	(35,273)
Balance at end of year	237,498

3.	Hadera Paper – printing and writing paper Ltd. (hereafter – "printing and writing"; formerly - Mondi Hadera Paper Ltd.)

Until December 31, 2010, "printing and writing" was held to the extent of 49.9% by the Company and also by Mondi Business Paper LTD (hereafter - MBP), As part of an agreement dated November 21, 1999.

On December 31, 2010, the holding stake in "printing and writing" increased by    25.1% to 75%. For details about achievement of control, see Note 17 below.

4.	Hogla-Kimberly Ltd. (hereafter – Hogla-Kimberly)

Hogla-Kimberly is held to the extent of 49.9% by the Company and to the extent of 50.1% by Kimberly Clark Corporation (hereafter- KC).

5.	Dividends from associated companies

a.	On January 20, 2010 a dividend in cash, in the amount of NIS 19.6 million, that was declared on October 22, 2009, was received from an associated company.

b.
On February 18, 2010, an associated company declared the distribution of a dividend in the amount of approximately NIS 20 million out of the unapproved retained earnings accumulated as of December 31, 2009. The Company’s share in the dividend is approximately NIS 10 million. The dividend was paid during May 2010.

c.
On April 22, 2010 an associated company declared the distribution of a dividend in the amount of approximately NIS 40 million from the retained earnings. The Company’s share in the dividend is approximately NIS 20 million. The dividend was paid during July 2010.

d.
On July 26, 2010 an associated company declared the distribution of a dividend in the amount of EURO 5.9 million. The Company’s share in the dividend is approximately NIS 3.0 million. The dividend was paid during August 2010.

e.
On July 27, 2010 an associated company declared the distribution of a dividend in the amount of NIS 40 million from the retained earnings. The timing of the payment is subject to availability of funds and consent of partners. The amount of NIS 35 million was paid during November 2010, and the amount of NIS 5 million will be paid during 2011. The Company’s share in the dividend is approximately NIS 20 million.

f.
On December 30, 2010 an associated company declared the distribution of a dividend in the amount of EURO 8.5 million. The company's share in the dividend is approximately NIS 4.3 million. The dividend was paid during January 2011.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6  -          FIXED ASSETS:

A.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2010, are as follows:

	C o s t						Accumulated depreciation
	Balance at beginning of year	Classified under Investment Property as of the start of the year	Additions during the year	Disposals during the year	Entry into consolidation	Balance at end of year	Balance at beginning of year	Classified under Investment Property as of the start of the year	Additions during the year	Disposals during the year	Entry into consolidation	Balance at end of year	Depreciated balance December 31
	NIS in thousands

Land and buildings thereon	251,332	(17,931)	132,029	1,500	5,958	369,888	139,971	(3,834)	5,090	819	3,275	143,683	226,205
Machinery and equipment	1,221,069	-	641,955	42,968	223,821	2,043,877	876,124		71,519	40,242	82,671	990,072	1,053,805
Vehicles	39,057	-	1,493	3,934	3,781	40,397	25,387		4,195	3,612	3,010	28,980	11,417
Office furniture and equipment (including computers)	63,858	-	3,893	708	4,608	71,651	37,662		2,897	697	3,352	43,214	28,437
Payments on account of machinery and equipment, net	616,106	-	(600,985)	-	250	15,371	-		-	-	-	-	15,371
Spare parts – not current, net	21,956	-	1,428	-	-	23,384	-		-	-	-	-	23,384
	2,213,378	(17,931)	179,813	49,110	238,418	2,564,568	1,079,144	(3,834)	83,701	45,370	92,308	1,205,949	1,358,619

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6  -          FIXED ASSETS: (Cont.)

B.	Composition of assets and the accumulated depreciation thereon, grouped by major classifications, and changes therein during 2009, are as follows:

	C o s t				Accumulated depreciation
	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Balance at beginning of year	Additions during the year	Disposals during the year	Balance at end of year	Depreciated balance
									December 31
									2009
	NIS in thousands

Land and buildings thereon	241,194	10,138	-	251,332	135,288	4,683	-	139,971	111,361
Machinery and equipment	1,280,262	47,107	106,300	1,221,069	916,033	60,646	100,555	876,124	344,945
Vehicles	47,861	1,980	10,784	39,057	30,760	4,701	10,074	25,387	13,670
Office furniture and equipment
(including computers)	98,371	2,055	36,568	63,858	75,500	3,507	41,345	37,662	26,196
Payments on account of machinery and equipment, net	238,845	377,261	-	616,106	-	-	-	-	616,106
Spare parts – not current, net	26,295	-	4,339	21,956	-	-	-	-	21,956
	1,939,828	438,541	157,991	2,213,378	1,157,581	73,537	151,974	1,079,144	1,134,234

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6  -          FIXED ASSETS: (Cont.)

C.	The item is net of investment grants in respect of investments in “approved enterprises”.

D.	Depreciation expenses amounted to NIS 83,701 thousands and NIS 73,355 thousands NIS for the years ended December 31, 2010 and 2009 respectively.

E.
As of December 31, 2010 and 2009, the cost of fixed assets includes borrowing costs of NIS 24,228 thousands and NIS 31,918 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2010 and 2009, respectively.

F.
As of December 31, 2010 and 2009, the cost of fixed assets includes payroll costs of NIS 8,545 thousands and NIS 9,052 thousands capitalized to the cost of machinery and equipment for the years ended December 31, 2010 and 2009, respectively.

G.
As of December 31, 2010 and 2009, the cost of fixed assets includes running-in stage costs of NIS 8,417 thousands net, capitalized to the cost of machinery after the deduction of the proceeds from the sale of items during the running-in stage in the amount of NIS 69,996 thousands.

H.	For details of rights in lands – see note 7 as follows.

NOTE 7  -          RIGHTS LANDS:

A.
The Company's real estate is partly owned and partly leased and some lease fees have been capitalized.  The leasehold rights are for 49-59 year periods ending in the years 2012 to 2059, with options to extend for an additional 49 years.

B.	Details as of December 31, 2010:

NIS in thousands

Land owned	75,500
Property under capitalized lease	44,653
Property under non-capitalized lease	1,648
121,801

C.	Presented in the balance sheets as follows:

	December 31
	2010	2009
	NIS in thousands

In Fixed assets	89,770	89,358
In Expenditure for lease	24,836	29,756
In Investment property	7,195	-
	121,801	119,114

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7  -          RIGHTS LANDS: (cont.)

D.
On July 27, 2010 the General meeting approved the company's entering into the agreement from June 1, 2010 for the sale of its rights to a plot of land with an area of approximately 7600 square meters in Totseret HaAretz Street in Tel Aviv, that is currently leased by the Company from the Tel Aviv municipality in consideration of NIS 64 million, plus VAT. The purchasing parties are Gev Yam Ltd., (“Gev Yam”), a company indirectly controlled by IDB Development Company Ltd., the controlling shareholder of the Company and by Amot Investments Ltd. (“Amot”), with holdings in the land of 71% and 29%, respectively. The transaction is subject to a two nullifying conditions. For details about the finalization of the transaction see note 22f as follows.

E.
On July 25, 2010 a subsidiary company - Amnir Recycling Industries Ltd. was entered into an agreement for the sale of the leasing rights to a plot of land covering 9,200 m² located in Bnei-Brak, in return for a sum of NIS 20 million. Following the completion of the transaction, the Company's profit was in the amount of approximately NIS 16.3 million.

NATE 8   -          INVESTMENT PROPERTY

A.	Composition and changes in investment property measured at fair value

	for the year ended December 31
	2010
		Rental
	Land	building	Total
	NIS in thousands	NIS in thousands	NIS in thousands
cost
Balance - January 1, 2010	7,151	17,198	24,349

Additions during the year
Adjustment to fair value	44	107	151
Balance – December 31, 2010	7,195	17,305	24,500

B.	Sums recognized in the statement of income

for the year ended December 31
2010
NIS in thousands

Rental income from investment property	2,704

C.	Determining the fair value of the Group's investment property

Investment property is measured at fair value based on the valuation carried out by reputable external appraisers with experience regarding the location and type of the appraised property. The fair value represents the amount on the date of valuation, which is the amount for which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction, in accordance with international valuation standards. Fair value is determined based on:

1)	The fair value is measured based on current prices on an active market for similar property in the same location and condition and subject to similar lease and other contracts.

2)	The fair value is measured based on recent prices on an active market for similar property, which is subject to similar lease and other contracts, with adjustments to reflect such differences.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATE 8   -          INVESTMENT PROPERTY (Cont.)

C.	Determining the fair value of the Group's investment property (Cont.)

3)
The fair value is measured using discounted cash flow projections, based on reliable estimates of future cash flows, which are supported by the conditions of similar lease and other contract and by external evidence, such as current rental prices for similar property in the same location and condition, as well as by using discount rates, which reflect current market valuations regarding the uncertainty of the amount and timing of the cash flows.

The discount rate used in the calculation of the fair value as at December 31, 2010 was 8.5%.

NOTE 9  –         OTHER INTANGIBLE ASSETS:

A.	Composition and changes are as follows:

	Software	Order backlog	Goodwill	Portfolio of Customers	Total
	NIS in thousands
Cost
Balance at January 1, 2010	1,458	3,082	599	34,992	40,131
Additions during the year	49		-	-	49
Entry into consolidation	-	-	12,282	-	12,282
Disposals	(86)	-	-	(60)	(146)
Balance at December 31, 2010	1,421	3,082	12,881	34,932	52,316

Cost
Balance at January 1, 2009	1,377	3,082	599	34,992	40,050
Additions during the year	81	-	-	-	81
Balance at December 31, 2009	1,458	3,082	599	34,992	40,131

Accumulation amortization and impairment:
Balance at January 1, 2010	1,327	3,082	448	8,190	13,047
Deduction	112	-	-	3,589	3,701
Disposals	(86)	-	-	(60)	(146)
Balance at December 31, 2010	1,353	3,082	448	11,719	16,602

Accumulation amortization and impairment:
Balance at January 1, 2009	1,081	3,082	-	4,368	8,531
Deduction	246		448	3,822	4,516
Balance at December 31, 2009	1,327	3,082	448	8,190	13,047
Amortized cost:
December 31, 2010	68	-	12,433	23,213	35,714
December 31, 2009	131	-	151	26,802	27,084

B.	Amortization of intangible assets is presented in the statement of income under the following items:

	Year ended December 31
	2010	2009
	NIS in thousands

Selling and marketing expenses	2,908	2,908

General and administrative expenses	793	1,160

C.	Additional information:

As for testing the impairment of other intangible assets see note 2o above.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 –        FINANCIAL LIABILITIES:

A.	Notes

	December 31
	2010				2009
	NIS in thousands
	Series V	Series IV	Series III	Series II	Series IV	Series III	Series II
Balance *	181,519	196,298	179,847	101,020	235,557	197,815	131,689
Less - current maturities	-	39,260	22,481	33,673	39,260	21,979	32,922
	181,519	157,038	157,366	67,347	196,297	175,836	98,767

Distribution according to repayment dates as of December 31, 2010:

Nis in thousands

1st year - Current maturity	95,414
2nd year	95,414
3rd year	131,717
4th year	98,044
5th year	98,044
6th year and forward	140,051
658,684

*
The aforementioned detailed balance does not include deferred issuance expenses in the amount of NIS 921 thousands (as of December 31, 2009 – NIS 915 thousand) which were deducted from the bonds balance.

1)	Series II – December 2003

The unpaid balance of the notes bears annual interest of 5.65%, payable annually each December. The notes – principal and interest – are linked to the Israeli known CPI (based CPI of November 2003). The balance of the notes as of December 31, 2010 is redeemable in 3 equal, annual installments due in December of each of the years 2011-2013.

2)	Series III July – August 2008

On July 14, 2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of a new series of debentures. The Company has offered an aggregate principal amount of NIS 187,500 thousands of debentures issued in return for approximately NIS 187,500 thousands bearing an interest rate of 4.65% and payable annually each on July 10th of the years 2011-2018. The notes-principal and interest – are linked to the Israeli known CPI (base CPI of May 2008)

3)	Series IV – July – August 2008

In July-August,  2008 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008. The company has offered an aggregate principal amount of  NIS 235,557 thousands of debentures issued in return for approximately NIS 240,360 thousands bearing an interest rate of 7.45%, and payable annually each on July 10th of the years 2011-2015.

4)	Series V – May 2010

On May 23, 2010 the Company contemplated a public offering pursuant to the shelf prospectus published by the Company in Israel on May 26, 2008 of a new series of debentures. The Company has offered an aggregate principal amount of NIS 181,519 thousands of debentures (Series 5) issued in return for approximately NIS 181,519 thousands bearing an interest rate of 5.85%. The principal is payable in five annual equal payments, each on November 30th of the years 2013-2017. The interest is payable half annually each on May 31st and November 30th of the years 2011-2017.

The net proceed of the offering net of issue expenses is NIS 179,886 thousands.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -         FINANCIAL LIABILITIES (cont.)

A.	Notes (cont.)

5)	As of December 31, 2010 the balance of the notes amounts to NIS 657,762 - thousands, is after deduction of issuance costs. (On December 31, 2009 the amounts was NIS 565,976 thousands).

B.	Credit from bank and others

1)	Composition:

	Yearly Interest Rate	Current Liabilities As of December 31		Non-Current Liabilities As of December 31		Total
						As of December 31
	31/12/10	2010	2009	2010	2009	2010	2009
	%	NIS in thousands		NIS in thousands		NIS in thousands
Banks:
Short-term credit	3.25%-4.5%	144,622	131,572	-	-	144,622	131,752
Loans:
linked to the CPI	4.65%-5.15%	9,140	8,218	9,110	19,925	18,250	28,143

Unlinked	3.3%-6.3%	71,382	47,561	242,107	205,877	313,555	253,438
Total credit from bank and others		225,144	187,351	251,283	225,802	476,427	413,153

2)	Distribution according to repayment dates as of December 31, 2010:

NIS in thousands
1st year - Current maturities of long-term loans	80,522
2nd year	74,406
3rd year	59,049
4th year	45,043
5th year	27,867
6th year and forward	44,918
331,805

3)	Borrowing during the reporting period

a.
On February 11, 2010 the company assumed a long-term loan from banks in the sum of NIS 70 million, carrying a variable interest rate of prime+1.15%, and to be repaid within 7 years. The principal is to be repaid in quarterly installments, commencing from the second year.

b.
Between the months of May through October 2010, a consolidated subsidiary assumed long-term loans from banks for the purpose of acquiring fixed assets at the total sum of approximately NIS 22.7 million, at a variable rate of interest of Prime -0.1%. The loans are for a term of five years, with both principal and interest being paid in quarterly instalments.

C.	Financial Parameters and Covenant

A consolidated subsidiary has a financial covenant with regard to long-term loans from bank, with a balance of NIS 13,537 thousand as of December 31, 2010 (at December 31,2009 a total sum of Nis 17,519 thousands), whereby the subsidiary has committed to the bank, that its ratio of tangible equity to total assets shall be no less than 18.5%.

An initially-consolidated subsidiary has a financial covenant with regard to long-term bank loans, with a balance of NIS 13,019 thousand as of December 31, 2010, whereby the subsidiary has committed to the bank, inter alia, that its ratio of tangible equity to total assets shall be no less than 22%.

As of the date of the financial statements the consolidated subsidiaries are in compliance with the required conditions.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11  -        EMPLOYEE BENEFITS

A.	Composition

	As of December 31
	2010	2009
Post Employment Benefits at defined benefit plan:
Severance pay and retirement liability, net	2,364	*2,398
Benefits to retirees	9,406	7,754
	11,770	10,152
Severance pay benefits	6,569	*4,110
	18,339	14,262
Short term employee benefits:
Salaries and wages, payroll and social benefits	36,116	29,081
Profit-sharing and bonus plans	16,099	16,324
Severance and retirement benefits**	-	2,344
Vacation employee benefits	27,586	20,077
	79,801	67,826
Stated in the statement of financial position as follows:
Employee benefit assets:
Non-current assets	793	649
	793	649
Employee benefit liabilities:
Current liabilities – partly included in other payables
-see note 15 d (2)	79,801	67,826
Non-current liabilities	19,132	14,911
	98,933	82,737

  *    Reclassified
  **  On December 31 2009, the Company's CEO retired from his position. The retirement bonus paid in January 2010 amounted to NIS 2.3 million (gross - before tax effects).

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

The Company and its subsidiaries have an approval from the Ministry of Labor and Welfare in accordance with Section 14 of the Severance Pay Law, 1963, pursuant to which its regular deposits with pension funds and/or insurance policies, exempt it from any further obligation to employees, in respect of whom the aforementioned deposits were made. The Group deposits 8.33%-11.33% of the monthly wages of its employees in different benefit plans. The Groups has no legal or implied obligation to make additional payments if the plan will not have sufficient assets to pay the entire employee benefits relating to the employee's service during current and past periods. The total amount of the expenses recognized in the statement of income in respect of defined benefit plans in the year that ended on December 31, 2010 is NIS 35,185  thousands (2009 – NIS 22,803 thousands, 2008 – NIS 15,889 thousands).

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -         EMPLOYEE BENEFITS (cont.)

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

b)	Changes in the current value of the liability in respect of severance pay

	For the year ended December 31
	2010	2009
	NIS in thousand
Opening Balance	23,367	*23,615
Current service cost	1,947	*1,942
Interest rate cost	966	1,229
Actuarial losses (gains)	(141)	284
Paid-up benefits	(3,688)	(3,118)
Liabilities assumed in business combinations	92	-
Impact of any reduction or disposal	580	(585)
Closing balance	23,123	23,367

*    Reclassified

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11  -        EMPLOYEE BENEFITS (cont.)

B.	Post Employment Benefits (cont.)

(2)	Post Employment Benefits at defined deposit Plans (cont.)

c)	Changes in the fair value of plan assets

	For the year ended December 31
	2010	2009
	NIS in thousand

Opening balance	20,969	*20,054
Projected return on plan assets	1,006	995
Actuarial gains	466	1,445
Deposits by the employer	1,237	*1,715
Paid-up benefits	(3,477)	(2,316)
Impact of any reduction or disposal	558	(924)
Closing balance	20,759	20,969

*    Reclassified

d)	Changes in the current value of the liability in respect of benefits to retirees

	As of December 31
	2010	2009
	NIS in thousand

Opening balance	7,754	7,632
Current service cost	80	80
Interest rate cost	411	440
Actuarial losses	467	258
Paid-up benefits	(625)	(656)
Liabilities assumed in business combinations	1,318	-
Impact of any reduction or disposal	1	-
Closing balance	9,406	7,754

C.	Main actuarial assumptions as of the end of the reporting period of post employment benefits

	As of December 31
	2010	2009
	%	%

Discount rate	4.72%	4.72%
Projected rates of return regarding asset plans	5.72%	5.08%
Projected rates of salary increases	2.94%	3.57%
Churn and departure rates	9.25%	9.25%

Assumptions regarding future mortality rates are based on statistic data and mortality tables published by the Commissioner of the Capital Market in the Ministry of Finance in Pension Circular 2007-3-6, which are adjusted as of December 31, 2010. The average life expectancy for men that retired at the age of 67 is 17.4 while the average life expectancy for women that retired at the age of 62-64 is 22.5-24.3.

The projected rate of return on plan assets is based on a nominal rate of return that varies according to the type of fund.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11  -        EMPLOYEE BENEFITS (cont.)

D.	Amounts recognized in the statement of income in respect of post employment benefits

	For the year ended December 31
	2010	2009
	NIS in thousand

Current service cost	2,027	2,022
Interest rate cost	1,377	1,669
Projected return on the plan's assets	(1,006)	(995)
past service cost	23	339
	2,421	3,035

The expense were included in the following items:
Cost of sales	1,487	1,140
Selling expenses	252	476
Administrative and general expenses	311	745
Financing expenses	371	674
	2,421	3,035

E.	Severance pay benefits

The benefits include only early retirement liability.

NOTE 12  -        SHAREHOLDERS’ EQUITY

A.	Share capital

Composed of ordinary registered shares of NIS 0.01 par values, as follows:

		December 31
		2010	2009
	Authorized	Issued and paid
Number of shares of NIS 0.01	20,000,000	5,084,881	5,060,872
Amount in NIS	200,000	50,849	50,609

The shares are traded on stock exchanges in Tel-Aviv and in the U.S. ("AMEX"). The quoted prices per share, as of December 31, 2010 are NIS 296.0 and $ 82.22 (NIS 291.8), respectively.

B.	Employee stock option plans

1)	The 2008 plan for senior officers in the Group

In January 2008, the Board of Directors of the Company approved a program for the allotment, for no consideration, of non marketable options to the CEO of the company, to employees and officers of the company and associated companies. In the context of the program, an allotment of 285,750 options was approved, of which 40,250 options were to the CEO of the company, 135,500 to management of the subsidiaries and 74,750 to management of the associated companies.

The granting date of the options was determined to January-March 2008, pursuant to the restrictions of Section 102 (equity track) of the Income Tax Ordinance.

As of May 11, 2008 , all of the options have been allocated, of which 35,250 allotted to a trustee, as a pool for future grants to officers in associated companies, subject to the approval of the Board of Directors.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12  -        SHAREHOLDERS’ EQUITY: (cont.)

B.	Employee stock option plans: (cont.)

1)	The 2008 plan for senior officers in the Group (cont.)

On January 8, 2009 34,000 options were allocated, each exercisable into an ordinary share of the Company, out of the allocated options to directors in an associated company, so that 1,250 options remain at the trustee, which were cancelled in accordance with the resolution of the Board of Directors of the Company dated August 9, 2009.

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

The cost of the benefit embedded in the allotted options as above, on the basis of the fair value as of the date they are granted, was approximated to be the amount of approximately NIS 13.8 million. This amount was charged to the statement of operations over the vesting period. The debt for the grant to officers of the associated companies will be paid in cash.

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

2)	Additional details of options granted to employees

	2010		2009
	No. Of options	Weighted average of the exercise price	No. Of options	Weighted average of the exercise price
Options granted to employees which:
Outstanding at the start of the period	261,500	223.96	246,250	223.96
Granted	-	-	34,000	223.96
Forfeited	-	-	(17,686)	223.96
Exercised	(103,462)	223.96	(1,064)	223.96
Outstanding at the end of the period	158,038	223.96	261,500	223.96

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13  -        INCOME TAX CHARGE

A.	Deferred income taxes

The composition of the deferred taxes assets (liabilities), are as follows:

	Balance at January 1, 2009	Recognized in profit and loss	Recognized in equity	Balance at December 31, 2009	Recognized in profit and loss	Recognized in equity	Entry into consolidation	Balance at December 31, 2010
	NIS in thousands
Temporary differences
Hedging cash flow	(200)	-	200	-	-	-	-	-
Intangible assets	(7,031)	2,021	-	(5,010)	765	-	-	(4,245)
Fixed assets	(69,410)	16,367	-	(53,043)	(17,255)	(830)	(25,255)	(96,383)
Employee benefits provisions	8,493	(326)	(509)	7,658	378	(26)	1,748	9,758
Doubtful debts	5,930	1,390	-	7,320	400	-	1,680	9,400
Inventory	(169)	33	-	(136)	168	112	-	144
Total	(62,387)	19,485	(309)	(43,211)	(15,544)	(744)	(21,827)	(81,326)

unutilized losses and tax benefits
losses for tax purposes	15,594	(691)	-	14,903	23,284	2	-	38,189

Total	(46,793)	18,794	(309)	(28,308)	7,740	(742)	(21,827)	(43,137)

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   -       INCOME TAX CHARGE (cont.)

A.	Deferred income taxes (cont.)

Deferred taxes are presented in the statements of financial position as follows:

	December 31
	2010	2009
	NIS in thousands
Among non-current assets - Deferred tax assets	2,165	2,096
Among non-current liabilities - Deferred tax liabilities	(45,302)	(30,404)
Total	(43,137)	(28,308)

The Group anticipates the existence of taxable income in future periods apart from profits that will arise from the reversal of taxable temporary differences. The Group also recognized losses for tax purposes, which are expected to be utilized in the next few years against capital gains. As a result of the aforesaid, deferred tax assets were created.

B.	Amounts in respect of which deferred tax assets were not recognized

	For the year ended December 31
	2010	2009
	NIS in thousands

Real losses from securities	11,786	11,786
Capital losses for tax purposes	-	7,126
Total	11,786	18,912

Expiration dates:
in accordance with the tax laws in effect, there is no expiration date for the utilization of losses for tax purposes. The Company does not anticipate any profits in the foreseeable future that will allow it to utilize these losses and has therefore not created deferred tax assets in respect thereof.

C.	Taxes that refer to components in the Other Comprehensive Income

	For the year ended December 31, 2010
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Profit from cash flow hedging	1,044	-	1,044
Actuarial gain from a defined benefit plan	140	(24)	116
Total	1,184	(24)	1,160

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13   -       INCOME TAX CHARGE (cont.)

C.	Taxes that refer to components in the Other Comprehensive Income (cont.)

	For the year ended December 31, 2009
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Profit from cash flow hedging	3,862	200	4,062
Actuarial gain from a defined benefit plan	986	(509)	477
Total	4,848	(309)	4,539

	For the year ended December 31 2008
	Sums before Tax on income	Tax influence	Sums after tax on income
	NIS in thousands
Other Comprehensive income (net, after reclassification to profit and loss):
Loss from cash flow hedging	(1,937)	(369)	(2,306)
Actuarial loss from a defined benefit plan	(1,501)	-	(1,501)
Capital reserve from revaluation from step acquisition	17,288	-	17,288
Total	13,850	(369)	13,481

D.	Tax expense (income) on income recognized in profit and loss

1)	As follows:

	For the year ended December 31
	2010	2009	2008
	NIS in thousands
For the reported year:
Current	5,002	11,727	7,826
Former Years	(212)	-	-
Deferred taxes in respect of the reporting period	(7,740)	(18,794)	(4,163)
	(2,950)	(7,067)	3,663

Current taxes in 2010 were computed at an average tax rate of 25%, 2009– 26% and 2008- 27%, see 2 below.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13  -        INCOME TAX CHARGE (cont.)

D.	Tax expense (income) on income recognized in profit and loss (cont.)

2)
Following is a reconciliation of the “theoretical” tax expense, assuming all income is taxed at the regular rate applicable to companies in Israel, as stated in c above, and the actual tax expenses in the income statement, for the reported year:

	2010	2009	2008
	NIS in	NIS in	NIS in
	thousands	thousands	thousands

Income (loss) before taxes on income	97,662	84,681	71,623
Tax expenses at statutory tax rate	24,416	(22,017)	19,338
Tax increments (savings) due to:
Company's share of after-tax income of investees	(20,283)	(22,713)	(13,855)
Adjustments due to tax rate changes	(5,186)	(8,571)	(803)
Losses for tax purposes on whose account deferred tax assets were not recognized in the past, yet for whom deferred taxes were recognized during the reported period	-	(1,103)	(2,103)
Tax expenditures calculated by different tax rate	(2,362)	3,736	-
Non-taxable income	-	(500)	(3,958)
Non-deductible expenses	772	1,135	4,629
Other differences, net	(96)	(1,068)	415
	(2,739)	(6,371)	(1,820)
Adjustments performed during the year in respect of prior years current taxes	(211)	-	-
Taxes on income as presented in profit and loss	(2,950)	(7,067)	3,663

E.	Tax assessments

The Company and most of its subsidiaries have received final tax assessments through the year ended December 31, 2006.

F.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13  -        INCOME TAX CHARGE (cont.)

G.	More details

1.
In accordance with Amendment No. 147 of the Income Tax Ordinance, 2005, a tax rate of 34% which is applicable to companies was gradually reduced starting from 2006 (for which a tax rate of 31% was determined) until 2010 - for which a tax rate of 25% was determined (the tax rate in the years 2007, 2008 and 2009 is 29%, 27% and 26%, respectively).

2.
The Economic Efficiency Law (Legal Amendments to the Implementation of the Economic Program for 2009 and 2010) of2009 was published in July 23, 2009 (hereinafter: "The Settlement Law"). According to the Settlement Law, the tax rates of 26% and 25% that apply to companies in the years 2009 and 2010, respectively, will be gradually reduced starting in fiscal year 2011, for which a company tax rate of 24% was set, through to fiscal year 2016, for which a company tax rate of 18% was determined. Subsequent to this change, the company recognized deferred tax revenues in the amount of NIS 5,186 thousands, and NIS 8,571 thousands in 2010 and 2009, respectively.

3.
On December 29, 2010 the KNESSET passed the Economic Policy Act for the years 2011-2012 (Legislative Amendments), 2011 - which was officially published on January 6, 2011. In conjunction with the Economic Policy Act, the Capital Investment Promotion Act, 1959 was amended (hereinafter: "the amendment to the Act"). Pursuant to the amendment to the Act, the different tax tracks have been eliminated and replaced by fixed tax rates for all of the entity's productive revenues. The fixed tax rates are: In 2011-2012- 15% (in Region A, 10% -') in  2013-12.5% 2014  (in Region A 7%) and from  2015 onwards   (12% (in Region A( 6% - ' Provisions of the amendment to the Act became effective as from January 1,  2011. The Company may elect whether to be subject to the amendment to the Act and waive the remaining benefits to which it is entitled pursuant to the Act prior to its amendment.

The Company does not anticipate that provisions of the amendment to the Act would significantly affect its taxable revenues.

NOTE 14  –       COMMITMENTS AND CONTINGENT LIABILITIES

A.	Subsidiaries provided guarantees to various entities, in connection with tenders, in the aggregate amount of approximately NIS 3,470 thousands.

B.
In accordance with the Companies Law, 1999, the Company issued new letters of indemnity to its officers in 2004 (with an amendment from 2006), pursuant to which the Company undertakes to indemnify the officers for any liability or expense, for which indemnification may be paid under the law, that may be incurred by the officers in connection with actions performed by them as part of their duties as officers in the Company, which are directly or indirectly related to the events specified in the addendum to the letters of indemnity, provided that the total amount of indemnification payable to the officers, shall not exceed 25% of the Company’s shareholders’ equity as per its latest financial statements published prior to the actual indemnification.  The liability of officers in connection with the performance of their duties, as above, is partly covered by an insurance policy.

C.
During the years 2008 and 2009, the Company has engaged in a contract with the main equipment suppliers for the new manufacturing facility of packaging papers ("machine no. 8"), for the total sum of €62.3 million. Most of the equipment supplied during 2008 2009 and 2010. Balance at December 31, 2010 is approximately 4 million Euro.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14  –       COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

D.
In the second quarter of 2007, the Company signed an agreement with a gas company for the transmission of gas for a period of 6 years with a two-year extension option. The total financial value of the transaction is NIS 13.8 million.

E.
In November 3, 2008, the general meeting of the company approved the validity of a lease agreement signed on September 18, 2008 between the Company and Gev-Yam Lands Ltd (hereinafter – "the lessor"), a public company indirectly controlled by the controlling shareholder in the Company, pursuant to which the Company will rent a plot in Modiin, with a space of 74,500 square meters, and buildings that the lessor plans to build for the Company, covering a total space of 21,300 square meters, which will be used as a center for the purposes of logistics, industry and office (hereinafter – "the logistic center") for subsidiaries and associated companies of the Company and in part will substitute existing lease agreements. The term of the lease will be 15 years from the date of delivery of possession in the leased property in addition to which the Company will have an option to extend the lease by a further 9 years and 11 months. The cost of annual lease amounts to NIS 13.6 million linked to the Consumer Price Index for July 2008.

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

G.
Against the company and its subsidiaries there are several pending and open claims and financial demands in a total amount of approximately NIS 14,738 thousands (December 31, 2009: NIS 11,550 thousands), in respect of them a provision was credited in a sum of NIS 9,593  thousands (December 31, 2009: NIS 5,345 thousands was recorded. See additional details in sections h-l below.

H.
In September 2008 the Municipality of Hadera submitted a request for payment of a land betterment levy in the amount of 1.4 million in respect of a change in the use of land which is designated for the construction of a new manufacturing line for packaging papers. The Company contested the amount of the levy with a counter assessment in the amount of NIS 28 thousands. The Company recorded a provision of NIS 900 thousands in these financial statements in light of an expected settlement between the parties.

I.
A demand to pay purchasing tax of NIS 1,460 thousands was submitted to the Company in respect of the extension of the lease on a plot of land located in Totzeret Haaretz Street in Tel Aviv (formerly the Shafir plant). A decision was handed down by the appeals committee pursuant to which the Company was required to pay a total of NIS 1,390 thousands and the Company paid the amount. Both the Company and the Tax Authority have appealed this decision to the Supreme Court.

J.
In December 2006 Israel Natural Gas Lines Ltd (hereinafter –"Natural Gas Lines") informed the Company that owners of lands close to the gas production plan have initiated a damages claim against Natural Gas Lines in respect of impairment. It should be noted that the agreement between the Company and Natural Gas Lines addresses the indemnification of Natural Gas Lines as part of the payment of compensation due to harm to adjacent land. The proceeding is conducted before the appeals committee and the Company is not a party to the proceedings. On February 25, 2010, the Company received the Committee decision to set the damages at NIS 2,670 thousand. Natural Gas Lines and the land owners have appealed the Committee's decision. On December 10, 2010, these appeals were rejected. The Company received a payment demand from Natural Gas Lines and recorded a provision on its financial statements as of December 31, 2010.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14  –       COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

K.
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

Regarding the first matter (stamp tax), KCTR, paid YTL 264 thousands, (approximately USD 106 thousands) in July 2010.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment, is rather low, and therefore it has not provided a provision at its Financial Reports for December 31, 2010, with regards to this matter. Also note that KCTR, based on the opinion of its tax consultants in Turkey, appealed to the Court the demand by the Tax Authority with regard to the second matter. As of the date of these financial statements, the proceedings are on-going at the first instance of the Turkish Court system.

L.	On June 15, 2010, an associated company Hogla-Kimberly Ltd. and another competitor company received a petition for the approval of a class action against them.

According to the petition, the Competitor and Hogla-Kimberly Ltd. has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition against Hogla-Kimberly, if approved as class action, to be approximately NIS 111 million. Hogla-Kimberly estimates, based on its legal advisors opinion, that at this stage the probability of the request for approval of a class action lawsuit will be approved is not higher than the probability that it will be rejected, therefore Hogla-Kimberly did not provide a provision at its financial statements for this petition.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Statement of financial position:

A.	Account Receivables:

	December 31
	2010	2009
	NIS in thousands
1) Trade receivables :
Open accounts	516,690	293,682
Checks collectible	48,239	30,200
	564,929	323,882
The item is:
Net of allowance for doubtful accounts	32,618	24,236
Includes associated companies	11,005	12,556

	December 31
	2010	2009
	NIS in thousands
Aging of customers debts:
Are not in delay	526,217	275,020
Delay till 6 months	47,859	43,543
Delay from 6 months to 12 months	5,964	4,597
Delay from 12 months to 24 months	1,309	3,371
Delay more then 24 months	16,198	21,587
Total	597,547	348,118
Deduction of allowance for doubtful accounts	32,618	24,236
	564,929	323,882

	2010	2009
	NIS in thousands
Movement in provision for doubtful debts during the year:
Balance at beginning of the year	24,236	22,652
Impairment losses recognized on receivables	4,165	2,848
Amounts written off as uncollectible	(1,491)	(261)
Amounts recovered during the year	(440)	(340)
Reversal of impairment losses in respect of accounts receivable	(848)	(663)
Entry into consolidation	6,996	-
Balance at the end of the year	32,618	24,236

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statement of financial position: (cont.)

A.	Account Receivables: (cont.)

	December 31
	2010	2009
	NIS in thousands
2) Other receivables:
Employees and employee institutions	1,049	1,702
Customs and VAT authorities	180	2,036
Associated companies - current debt	37,539	81,460
Prepaid expenses	5,915	4,595
Advances to suppliers	3,078	2,252
Accounts Receivable	8,607	3,310
Others	691	3,542
	57,059	98,897

3)	Available-for-sale financial assets:

In November 2010, the Company acquired 18.37% (or 16.84% fully diluted) of shares of BONDEX, for consideration of USD 450 thousand. BONDEX is engaged in research and development of BONDER, a biological material intended to provide improved strength and water-resistance features to packaging paper. The other shareholders of BONDEX, as of the date of this report and to the best of the Company's knowledge, are third parties which are not interested parties in the Company, as follows: private investors - 2.49%, founders - 31.75%, R&D facility and other entities - 47.39%. As of the approval date of these financial statements, the Company was diluted to 16.33% (or 13.70% fully diluted), due to acquisition of 11.11% of BONDEX shares by a foreign investor.

B.	Inventories:

	December 31
	2010	2009
	NIS in thousands
For industrial activities:
Products in process	14,066	2,603
Finished goods	84,583	67,149
Raw materials and supplies	140,482	65,881
Total for industrial activities	239,131	135,633
For commercial activities - purchased products	72,880	20,799
	312,011	156,432
Maintenance and spare parts *	31,508	19,512
	343,519	175,944

* Including inventories for the use of associated companies.

Additional information – the amount of inventory recognized during the period under cost of sale amounted to NIS 431,120 thousand in 2010 (2009 – NIS 345,610 thousand).

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statement of financial position: (cont.)

C.	Credit from banks:

	Weighted average Interest rate on December 31, 2010

		December 31
		2010	2009
	%	NIS in thousands
Unlinked	3.25-4.5	144,622	131,572

See note 10b above

D.	Trade payable and accruals - other:

		December 31
		2010	2009
		NIS in thousands
1)	Trade payables:
	Open accounts	365,745	250,235
	Checks payable	4,320	5,660
		370,065	255,895
2)	Other payables:
	Payroll and related expenses	52,215	45,405
	Institutions in respect of employees	20,690	21,196
	Accrued interest	17,809	19,194
	Accrued expenses	18,398	14,619
	Income in advance	6,563	-
	Initial consolidation	49,368	-
	Others	7,252	12,331
		172,295	112,745

Statements of income:

E.	Sales (1)

	Year ended December 31
	2010	2009	2008
	NIS in thousands
Industrial operations (2)	933,540	733,938	542,244
Commercial operations	187,468	158,057	131,240
	1,121,008	891,995	673,484
(1) Including sales to associated companies	191,222	186,410	132,375
(2) Including sales to export	175,028	69,800	55,757

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

F.	Cost of sales:

	Year ended December 31
	2010	2009	2008
	NIS in thousands
Industrial operations:
Materials consumed	295,184	233,520	143,392
Expenditure on the basis of benefits to employees (see h below)	215,102	206,903	149,212
Depreciation and amortization	76,856	67,497	53,144
Other manufacturing costs	204,743	160,383	115,027
increase in inventory of finished goods	18,053	(14,716)	(11,879)
	809,938	653,587	448,896
Commercial operations - cost of products sold	135,484	112,090	93,491
	945,422	765,677	542,387

G.	Selling, marketing, administrative and general expenses:

	Year ended December 31
	2010	2009	2008
	NIS in thousands
Selling and marketing:
Expenditure on the basis of benefits to employees (see h below)	35,097	30,095	18,568
Packaging, transport and shipping	35,372	27,843	15,670
Commissions	4,250	2,405	2,684
Depreciation and amortization	3,933	4,101	1,246
Other	8,549	7,554	7,506
	87,201	71,998	45,674
Administrative and general:
Expenditure on the basis of benefits to employees (see h below)	60,618	57,388	55,735
Office supplies, rent and maintenance	4,451	3,698	2,222
Professional fees	3,941	4,318	3,210
Depreciation and amortization	4,858	6,501	5,097
Doubtful accounts and bad debts	1,930	2,290	233
Other	12,621	12,873	15,006
	88,419	87,068	81,503
Less - rent and participation from associated companies	28,816	28,101	26,533
	59,603	58,967	54,970

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statements of income: (cont.)

H.	Expenses in respect of employee benefits

	Year ended December 31
	2010	2009	2008
	NIS in thousands
Composition:
Payroll and bonuses	277,917	271,585	201,856
Expenses in respect of a defined deposit plan	35,185	22,803	15,889
Expenses in respect of a defined benefit plan	2,421	3,035	477
Share-based payment transactions	2,104	2,900	5,922
Severance benefits	2,106	3,115	1,358
	319,733	303,438	225,502
Net of capitalized amounts (see note 6f).	(8,545)	(9,052)	(1,987)
	311,188	294,386	223,515

I.	Depreciation and amortization

	Year ended December 31
	2010	2009	2008
Composition:	NIS in thousands

Depreciation of fixed assets (see note 6)	83,701	73,355	53,391
Depreciation of leased land	514	913	1,178
Impairment of intangible assets (see note 8b)	3,701	4,068	5,215
Depreciation of other assets	131	216	-
	88,047	78,552	59,784

J.	Finance income *

	Year ended December 31
	2010	2009	2008
	NIS in thousands
(1) interest income

Interest income from short-term bank deposits	-	-	108
Interest income from short-term balances	2,039	3,436	3,912
Interest income from short-term loans	-	-	96
Interest income from long-term loans	2,468	3,763	592
Interest income from operational revaluation – net	11,647	813	1,204
Total interest income	16,154	8,012	5,912

(2) Other	148	113	286

(3) Net Profit (loss) from financial assets, by groups

Derivative financial instruments designated as hedging items	-	6,221	5,871
Less:
Amounts capitalized to cost of fixed assets (see note 6e)	(6,988)	(9,619)	-
Total Finance income	9,314	4,727	12,069

* include financial income of loans to associated companies	2,468	3,763	4,790

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statement of income: (cont.)

K.	Finance expenses

	Year ended December 31
	2010	2009	2008
	NIS in thousands
1) interest expenses

Interest expenses from short-term bank loans	1,359	894	224
Interest expenses from short-term loans	2,251	574	3,618
Interest expenses from long-term loans	16,709	10,338	4,927
Interest expenses on account of non-convertible bonds net of related hedges	45,848	39,004	34,469
Interest expenses from operating monetary balance-net	1,959	10,221	-
Other interest expenses	1,162	1,331	8,077
Total interest expenses	69,288	62,362	51,315

2) other

Changes in the fair value of derivative financial instruments designated as hedging items	7,487	824	-
Bank commissions	1,161	670	501
Interest costs from employee benefits	371	673	1,360
Total other finance expenses	9,019	2,167	1,861
Less:
Amounts capitalized to cost of fixed assets (see note 6e)	(24,228)	(41,537)	(26,064)
Total finance expenses	54,079	22,992	27,112

L.	Other income

	Year ended December 31
	2010	2009	2008
	NIS in thousands
Profit from written off a negative cost surplus (1)	-	-	14,664
Capital gain from sale of fixed assets and spare parts inventory	18,510	73	237
Profit (loss) from revaluation PUT option to associated company	(872)	1,922	(10,003)
Gain from revaluation of prior holding at fair value due to achieving control (2)	5,760	-	-
Revenues from unilateral dividend	-	16,418	-
Revenues from sale of other assets, net	(131)	1,321	-
Net allowance, Employer Mutual Fund (3)	8,529	-	-
Other	717	500	-
Total Other income	32,513	20,234	4,898

(1)
In respect of the acquisition of Carmel the Company recognized, in the year 2008, profit of NIS 14,664 thousands because of negative goodwill which was measured as the difference between the fair value of the assets, liabilities and contingent liabilities of Carmel on the date of acquisition and the cost of acquisition.

(2)
With respect to acquiring control of Hadera Paper Printing & Writing Paper, effective as from December 31, 2010, the Company recognized gain from fair value measurement of equity interest in Hadera Paper Printing & Writing Paper, pre-acquisition at 49.9%, amounting to NIS 5,760 thousand.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15  -        SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION: (cont.)

Statement of income: (cont.)

L.	Other income (cont.)

(3)
On December 22, 2010, HADERA PAPER Group was reimbursed contributions amounting in total to NIS 8,529 thousands (hereinafter: "the reimbursement") from the Employer Mutual Fund, as reimbursement of contributions made by the Group to the Fund. The reimbursement was subject to Group commitment to repay these amounts, in whole or in part, in certain cases which the Company believes are unlikely to materialize.

NOTE 16  -        NET INCOME PER SHARE

Following are data relating to the profit and the number of shares (including adjustments to such data) used for the purpose of computing the basic and fully diluted net income per ordinary share. (see note 2BB)

	Net income
	Year ended December 31
	2010	2009	2008
	NIS in thousands

Total profit for the period, as reported in the
income statements, used in computation of
basic net income per share	100,728	91,230	69,710
Total profit for the purpose of computing
diluted income per share	100,728	91,230	69,710

	Number of shares
	Year ended December 31
	2010	2009	2008
Weighted average number of ordinary shares used for
computing the basic income per share	5,078,156	5,060,788	5,060,774
Adjustment in respect of incremental shares of warrants	40,260	-	-
Weighted average number of ordinary shares used for
computing the diluted income per share	5,118,416	5,060,788	5,060,774

NOTE 17  -        ACQUISITION OF SUBSIDIARY

A.	Acquisition of additional shares of Hadera paper-printing and writing paper

On September 7, 2010 the company signed an agreement with a subsidiary of Mondi Group ("Mondi Group"), that holds, prior to the transaction, 50.1% of the issued and outstanding share capital of Hadera Paper – Printing and Writing Paper Ltd. - an associated company, formerly "Mondi Hadera Paper Ltd.", (hereinafter – "Printing and Writing Paper Ltd.") pursuant to which Mondi Group will sell to the Company 25.1% of the issued and outstanding share capital of "Printing and Writing Paper" ("Acquisition Transaction").

Prior to the transaction, the Company held 49.9% of the issued and outstanding share capital of "Printing and Writing Paper". Subsequent to the completion of the Acquisition Transaction effective as of December 31 2010, the Company holds 75% of the issued and outstanding share capital of "Printing and Writing Paper", while Mondi Group will hold the remaining 25%.

In consideration of the shares being sold, the Company payed Mondi Group, from its own resources, upon finalization of the Acquisition Transaction, a sum of approximately EURO 10.364 million, on January 5, 2011.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17  -        ACQUISITION OF SUBSIDIARY (cont.)

A.	Acquisition of additional shares of Hadera paper-printing and writing paper (cont.)

The Acquisition Transaction includes, inter alia, the amendment of the existing shareholder agreement between the parties, pertaining to their holdings in "Printing and Writing Paper" that entered into force upon the finalization of the Acquisition Transaction), including also the changes necessary as a result of the modification of the holding percentages, including the protection of minority interests, rules for the continued cooperation between the shareholders and "Printing and Writing Paper", a non-competition clause, dividend distribution policy and the like, all subject to the provisions of the law.

Moreover, the Acquisition Transaction includes the amendment of the existing agreements between the shareholders and "Printing and Writing Paper" that entered into force upon the finalization of the Acquisition Transaction, (effective from December 31, 2010), including a marketing agreement, rental agreement, agreement for the provision of services and the signing of new agreements that entered into force upon the finalization of the Acquisition Transaction (effective from December 31, 2010), including a subletting agreement and an agreement governing the use of the Mondi brand.

As part of the previous agreement between Hadera Paper and Mondi Group dated November 21, 1999, as set forth in Note 5(3) above, MBP was granted an option to sell to the Company its holding stake in "Printing and Writing Paper", at a price 20% below the value (as defined in the agreement) or $20 million less 20%, whichever is higher. The Acquisition Transaction included the amendment of the Put option, stipulating that it may not be exercised during the first three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement). Moreover, it was determined that Mondi Group will be subject to the undertaking not to sell its shares in "Printing and Writing Paper" for a period of three years subsequent to the date of finalization of the Acquisition Transaction (except for specific circumstances outlined in the agreement).

On December 28, 2010, the suspending conditions set forth in the acquisition agreement have been fulfilled for the closing of the transaction. The ancillary agreements in the transaction have been signed and the closing date has been scheduled for December 31, 2010. The parties further determined that the consideration of the transaction will be transferred to the Mondi Group no later than January 10, 2011. Following the closing of the transaction, the Company consolidates the financial statements of "Printing and Writing Paper" into its own financial statements, as of December 31, 2010.

Below is the fair value of the consideration as of the acquisition date:

NIS in thousands
Consideration (1)	51,813
Value attributed to change in value of Put option	18,658
Value of non-controlling interests	14,845
Total consideration	85,316
Fair value of investment "Printing and Writing Paper" prior to the business combination (2)	86,721
Total	172,037

(1) The cash consideration in the sum of euro 10,364 millions, was paid subsequent to the reported period, on January 5, 2011.

(2) The Group recognized gain of NIS 5,760 thousand, due to fair value measurement of its 49.9% equity interest in "Printing and Writing Paper", held prior to the business combination.  Fair value excludes a 1% control premium attributed in conjunction with attribution of the consideration. This gain was included under Other Revenues on the income statement for the year ended December 31, 2010.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -         ACQUISITION OF SUBSIDIARY (cont.)

B.	Net cash flow upon acquisition

NIS in thousands
Total cost of acquisition	51,813
Less un-paid consideration	(51,813)
Consideration paid in cash	-
Less cash and cash equivalents acquired	(13,111)
Total	(13,111)

C.	Amounts recognized with respect to assets and liabilities upon the acquisition date

NIS in thousands
Financial Assets	194,716
Inventory	161,649
Fixed assets	146,111
Goodwill	12,282
Financial Liabilities	(342,721)
Total identifiable assets, net	172,037

D.	Goodwill

The cost of business combination includes payment of a control premium to acquire "Printing and Writing Paper". Further, the total acquisition cost includes amounts related to expected synergetic benefits (cooperation), revenue growth and future developments in the market in which "Printing and Writing Paper" operates. These benefits are not recognized separately from goodwill, since the future economic benefits there from may not be reliably measured.

Furthermore, the Company has acquired the customer base of " Printing and Writing Paper", which may not be recognized as an intangible asset separate from goodwill, since it cannot be separated from the Group by sale, lease or replacement there of separately or together with a related contract.

All these resulted in goodwill amounting to NIS 12,282 thousand generated by the business combination. It is not expected that any portion of the goodwill recognized would be tax deductible. For further details of the goodwill balance, see Note 9.

E.	Non-controlling interests

The amount of non-controlling interests in "Printing and Writing Paper" (25%) recognized upon the acquisition date, amounts to NIS 14,845 thousand. The non-controlling interests were estimated at their share of fair value of assets, liabilities and contingent liabilities of the acquired entity, excluding their share of goodwill, plus adjustment of Put option to holders of non-controlling interests, from fair value measurement to measurement using the present value of expected future payment there for.

F.	Cost associated with acquisition

The cost associated with acquisition, with respect to legal consulting, brokerage and professional services, are included on the income statement for the year ended December 31, 2010 under General and Administrative Expenses, amounting to NIS 267 thousand.

G.	Impact of acquisition on Group results

Since "Printing and Writing Paper" is consolidated on the Company's financial statements as from December 31, 2010, total revenues and total income for the year ended December 31, 2010 do not include revenues and income attributed to "Printing and Writing Paper". Had the acquisition been made at the start of the year, total Group revenues would have amounted to NIS 1,806,210 thousand, and Group income would have amounted to NIS 106,937 thousand.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -         ACQUISITION OF SUBSIDIARY (Cont.)

G.	Impact of acquisition on Group results (cont.)

In determining the pro-forma income, the following assumptions have been used:

•
Pro-forma information was compiled based on financial information for Hadera Paper Ltd. and "Printing and Writing Paper" The pro-forma information reflects the financial standing and operating results, on consolidated basis, had "Printing and Writing Paper" been acquired on January 1, 2008.

•	The gain realized by the Company, amounting to NIS 5,760 thousand, was not included on the pro-forma consolidated financial statements, as it was of a non-recurring nature.

•
Financing expenses on the pro-forma consolidated financial statements were calculated based on 5.85% interest with respect to financing obtained for this acquisition. Repayment of the acquisition is in accordance with terms and conditions of the aforementioned financing.

Excess acquisition cost over carrying amount as of the acquisition date, amounting to NIS 12,282 thousand, was classified under goodwill.

•
Other revenues include annual adjustment of the financial liability with respect to put option granted to non-controlling interests for the present value of the expected future payment with respect there to, assuming it would not be exercisable for three years. Profit and loss resulting from settled put options have been reversed.

•	Inter-company transactions and balances were reversed for the consolidation. Inter-company unrealized gain was not reversed, as it was not material.

NOTE 18  -        ACTIVITIES NOT INVOLVING CASH FLOWS:

A.	As of December 31, 2010 the acquisition of fixed assets with suppliers credit amounted to NIS 30,805 thousand.

B.	As of December 31, 2009 the acquisition of fixed assets with suppliers credit amounted to NIS 70,541 thousands.

C.	As of December 31, 2010, the cost of acquisition of additional shares of "Printing and Writing Paper", amounting to NIS 49,368 thousand, has yet to be paid. See Note 17 a(1).

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

A.	The purpose of financial risk management

The finance division of the Group supplies services to the business operation, provides "printing and writing" access to domestic and international financial markets, monitors and manages the financial risks associated with the Group's activities through internal reports that analyze the level of exposure to risks according to their degree and intensity. These risks include market risks (currency risk, fair value risk in respect of interest rates, price risk and cash flow risk in respect of interest rates), credit risks and liquidity risk.

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

A.	The purpose of financial risk management (Cont.)

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

The Group's activity exposes it primarily to financial risks of changes in foreign currency exchange rates (see section e below). The Group holds a range of derivative financial instruments in order to manage its exposure to market risks, including:

•	Foreign currency swap contracts to hedge EURO currency risks arising from EURO payments result of imports of equipment for Machine 8 from the EU nations.
•	Foreign currency swap contracts to hedge currency risks arising from the purchase of raw materials in dollars according to the company's policy.

B.	Market risk

Market risks reflect the risk of changes in value of financial instruments that are affected by changes in interest rates, CPI and exchange foreign currency, and also price changes in world commodity markets.

During the reporting period there was a change in exposure to market risks, primarily as a result of the volatility of global currency markets and due to the global crisis. The Group manages and measures the risks on a current basis in accordance with its business and cash flow operations.

C.	Categories of financial instruments

Financial assets
Deposits in the banks	73,480	238,778
Deposits in the banks designated as hedging items	47,512	23,949
Total deposits in the banks	120,992	262,727
Derivative financial instruments designated as hedging items	-	4,356
Available-for-sale investment	1,646	-
Loans measured at amortised cost	573,536	372,224
	696,174	639,307
Financial liabilities
Derivative financial instruments designated as hedging items	-	1,114
Derivative financial instruments not designated as hedging items	580	-
Put option on an associated company at Fair – value through profit and loss	-	11,982
Financial liabilities measured at measured at amortised cost	1,134,189	979,129
PUT option granted to the non controlling interests	31,512	-
	1,166,281	992,225

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Cont.)

D.	Derivative financial instruments

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

E.	Credit risks

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

See note 14a details of the aging of customers' debts as of December 31, 2010.

F.	Foreign currency risks

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

F.	Foreign currency risks (cont.)

	December 31, 2010				December 31, 2009
	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked	In, or linked to, foreign currency (mainly dollar)	In Euro	Linked to the Israeli CPI	Unlinked
	NIS in thousands				NIS in thousands
Assets:
Current assets:
Cash and cash equivalents and designated deposits	27,780	48,920	-	44,292	4,952	25,976	-	122,933
Receivables	37,147	9,829	1,950	564,068	13,338	5,075	1,053	398,718
Investments in associated companies
- long-term loans and capital notes	-	-	-	19,178	-	-	36,674	17,777
	64,927	58,749	1,950	627,538	18,290	31,051	37,727	539,428
Liabilities:
Current liabilities:
Short-term credit from banks	-	-	-	144,622	-	-	-	131,572
Accounts payables and accruals	110,329	106, 883	-	318,584	43,437	72,583	-	277,801
Financial liabilities at fair value through profit and loss		-	-	31,512	11,982	-	-	-
Long-term liabilities (including current maturities):
Long –term loans	-	-	18,250	313,555	-	-	28,143	253,438
Notes	-	-	279,765	377,997	-	-	328,069	237,907
Other liability	-	-	-	31,512	-	-	-	14,911
	110,329	106,883	298,015	1,186,270	55,419	72,583	356,212	915,629
	(45,402)	(48,134)	(296,065)	(558,731)	(37,129)	(41,532)	(318,485)	(376,201)

As to exposures relating to fluctuations in foreign currency exchange rates and the use of derivatives for hedging purposes - see a above.

As to sensitivity analyze of foreign currency – see g below.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE  19 -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

F.	Foreign currency risks (cont.)

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

Impacts of a decrease of 5% in the NIS vis-à-vis the other currencies, after the impact of taxes and net of discounted sums:

	The influence of the Euro		The influence of the US Dollar
	December 31		December 31
	2010	2009	2010	2009
	NIS in thousands		NIS in thousands
Profit or (loss)	(1,659)	268	(1,336)	(1,518)

Other sections in the shareholders' equity	-	995	-	-

The following table specifies the existing foreign currency swap agreements as of the reporting date:

	Average foreign exchange rate		Foreign currency				Contract value		Fair value
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
	NIS		Dollar in thousands		Euro in thousands		NIS in thousands
Hedging cash flow
Purchase EURO
till 6 months	4.82	5.55		-	3,895	11,674	18,756	64,745	(311)	(1,113)
Purchase Dollar
till 6 months	3.64	3.88	2,100	1,133	-	-	7,651	4,400	29	18
EURO deposit	4.74	5.44	-	-	10,028	4,041	47,512	23,949	-	-

During the year expenses in amount of NIS 5,506 thousands were recognized in the comprehensive income in respect of cash-flow hedge. During the year an amount of NIS 6,757 thousands was recorded from the cash-flow hedging reserve to the fix assets.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

G.	Interest rate and liquidity risk

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

	Average effective interest rate	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Above 5 years	Total
	%	NIS in thousands

2010

Short-term credit	3.26	76,348	68,457	-	-	-	144,805
Loans from banks	4.62	8,156	12,454	58,068	170,125	14,462	263,265
Long-term credit from others	6.30	8,052	-	8,052	64,423	33,302	113,829
Index linked notes carrying permanent interest	4.99	-	-	69,610	184,308	72,345	326,263
Notes carrying permanent interest	6.68	7,352	-	57,111	331,284	78,990	474,737

		99,908	80,911	192,841	750,140	199,099	1,322,899
2009

Short-term credit	2.75	44,544	67,270	20,138	-	-	131,952
Loans from banks	4.27	3,364	5,327	35,380	146,996	1,083	192,150
Long-term credit from others	6.30	8,053	-	8,053	64,424	48,318	128,848
Index linked notes carrying permanent interest	5.05	-	-	71,540	224,436	98,148	394,124
Notes carrying permanent interest	7.45	8,847	-	47,961	198,018	42,184	297,010

		64,808	72,597	183,072	633,874	189,733	1,144,084

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

G.	Interest rate and liquidity risk (cont.)

2.	Derivative financial instruments

The following table specifies the Group's liquidity analysis with respect to its derivative financial instruments. The table was prepared based on cash payments/ receivables for derivative instruments settled in net and the gross non-discounted cash payments/receivables for these derivatives that require net settlement. When the amount payable or receivable is not fixed, the disclosed amount is determined based on the projected interest rates as described by the interest yield curve at the end of the reporting period.

	Till 1 month	1-3 months	From 3 months to 1 year	Total
	NIS in thousands
2010
Derivative financial instruments not designated as hedging items
Foreign currency swap contracts	272	39	29	340
Forwarded contracts on the CPI	240	-	-	240
	512	39	29	580
2009
Derivative financial instruments designated as hedging items
Foreign currency swap contracts	1,114	-	-	1,114

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

	Till 1 month	1-3 months	From 3 months to 1 year	Total

2010
Loans measured at depreciated cost
Loans to related parties	-	-	675	675
Bank Deposits (1)	120,992	-	-	120,992
	120,992	-	675	121,667

(1)	Bank deposits include deposits in foreign currency used for cash flow hedging in amounts of NIS 47,512 thousand and NIS 23,949 thousand at December 31, 2010 and 2009 respectively

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -         FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

G.	Interest rate and liquidity risk (cont.)

3.	Financial assets that do not constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	Total
	NIS in thousands
2010
Trade receivables and other receivables
Other accounts	154,577	278,369	83,744	516,690
Checks collectible	17,688	17,693	12,858	48,239
Accounts receivable	3,607	5,000	-	8,607
	175,872	301,062	96,602	573,536
	296,864	301,062	97,277	695,203

	Till 1 month	1-3 months	From 3 months to 1 year	From 1 year to 5 years	Total
	NIS in thousands

2009
Loans measured at depreciated cost
Loans to related parties	1,004	2,008	7,195	48,012	58,219
Deposits in the banks	154,153	-	-	-	154,153
	155,157	2,008	7,195	48,012	212,372

Trade receivables and other receivables
Open accounts	62,114	160,566	70,772	565	294,017
Checks collectible	10,027	16,848	3,569	-	30,444
Accounts receivable	258	49	-	-	307
	72,399	177,463	74,341	565	324,768
	227,556	179,471	81,536	48,577	537,140

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

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

G.	Interest rate and liquidity risk (cont.)

4.	Financial assets that constitute derivative financial instruments (cont.)

	Till 1 month	1-3 months	From 3 months to 1 year	Total
	NIS in thousands
Derivative financial instruments designated as hedging items:
2009
Foreign currency swap contracts	3,052	-	-	3,052

5.	Interest risk

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

In the course of the year, the exposure to interest rate risk grew by NIS 151,235 thousands.

Disregarding the effect of consolidation of  "Printing and Writing Paper", the exposure, grow by NIS 57,203 thousands.

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

Assuming that interest rates would have increased by 5% while all other parameters would have remained constant, the impact after taxes would have been as follows:

▪
The earnings of the group for the year ended December 31, 2010 would have been reduced by NIS 11,061 thousands (2009: NIS 5,734 thousands). This change originates primarily from the group's exposure to interest rates on account of variable-interest loans.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS\

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

H.	Exposure to the Consumer Price Index

The group is exposed to cash flow risks on account of changes in the consumer price index, due to bonds issued by the group, forward contracts on the consumer price index and loans assumed by the group, that are linked to the CPI.

The net carrying value of the balances that are exposed to CPI risks, as at December 31, 2010, totals NIS 296,065 thousands (2009: NIS 356,216 thousands).

The influence of a 2% change in the CPI on the profit and loss after taxes, would have been as follows:

•	The earnings for the year ended December 31, 2010 would have been reduced by NIS 3,991 thousands (2009: increase of NIS 888 thousands)

The group's sensitivity to changes in the CPI did not change materially since last year.

The difference in the influence on the income statement stems from the termination of the costs capitalization of machine 8.

I.	Fair value of financial instruments

The fair value of financial assets and liabilities were determined as follows:

•	The fair value of financial assets and liabilities with customary terms that are traded in active markets is determined based on quoted market prices.

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

The following table specifies the carrying amount and fair value of financial instrument groups that are not presented in the financial statements at their value, the rest of the assets and liabilities are presented in the statement of financial position at their fair value, or approximately:

	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	December 31, 2010		December 31, 2009
	NIS in thousands		NIS in thousands
Financial Assets
Long term loans and capital note	675	675	54,452	50,980
Financial Liabilities
Notes – series 2 *	100,806	104,144	131,362	136,715
Notes – series 3 *	178,959	184,231	196,708	207,266
Notes – series 4 *	197,982	212,453	237,906	235,557
Notes – series 5 *	180,015	197,494	-	-
Financial liability with respect to PUT option granted to the non controlling interests (2)	31,512	31,512	-	-
Long term loans with fixed interest	125,731	133,671	149,809	159,915
	815,005	863,505	715,785	739,453

(1)	The fair value of long-term Assets and Liabilities are based on the calculation of the current value of cash flows at real interest rate of 4%.

(2)	The value of the option is determined by economic calculation laid down in the "Acquisition Transaction". For details, see note 17.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

J.	Financial instruments that are presented in the statement of financial position at fair value

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

Following below is a detailed account of the financial instruments of the group, measured at fair value, according to levels:

Financial assets at fair – value:

	December 31
	2010		2009
	Level 2	Total	Level 2	Total
	NIS in thousands		NIS in thousands
Financial assets at Fair – value through profit and loss:
Derivatives	-	-	3,052	3,052
Financial assets at Fair – value through OCI:
Shares	1,646	1,646	-	-

	December 31
	2010		2009
	Level 2	Total	Level 2	Level 3	Total
	NIS in thousands		NIS in thousands
Financial liabilities at Fair – value through profit and loss:
Derivatives	(580)	(580)	(1,114)	-	(1,114)
Put option on an associated company	-		-	(11,982)	(11,982)
Total	(580)	(580)	(1,114)	(11,982)	(13,096)

(1)
The Put option on  a consolidated company (in 2009 an associated company) is assessed according to the valuation of an external assessor. The estimation was done in 2009 according to the binomial model. The non-risk interest rate used for the estimation is 5.63%.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  -        FINANCIAL INSTRUMENTS AND RISK MANAGEMENT: (cont.)

K.	Financial instruments at fair-value that are measured according to level 3:

Year ended December 31, 2010
NIS in thousands
Balance – January 1, 2010	(11,982)
Recognized in profit and loss	(872)
Disposals	12,854
Balance – December 31, 2010	-

NOTE 20  -        INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:

A.	General

The interested parties and the related parties of the Company are the Parent Company – "Clal Industries and Investments LTD.", the indirectly Controlling Shareholder - IDB Holdings and their related parties, associated companies, directors and key executives of the Company or the Parent Company, and a close member of the family of any person that was mentioned above (hereinafter - IDB Group).

B.	Transactions with interested and related parties

The Company and its subsidiaries perform transactions at market terms with interested parties during their ordinary course of business.

Negligible transactions:

On august 8, 2010, the board of directors of the Company determined, that in the absence of unique quality considerations that arise from the circumstances of the matter, an interested party transaction shall be considered negligible if the relevant criterion for Calculated the transaction  is less than 0.5%, And that transaction amount shall not exceed NIS 8 million (adjusted for increase in CPI over the known CPI as of start of 2010).

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

In cases in which all the quantitative above criteria are not relevant, a transaction shall be considered negligible based on another relevant criterion established by the Company, provided the criterion calculated for said transaction is less than 0.5%, And that transaction amount shall not exceed NIS 8 million (adjusted for increase in CPI over the known CPI as of start of 2010).

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  -        INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES: (cont.)

B.	Transactions with interested and related parties (cont.)

Classified and characterized transactions, as follows:

1.
Transactions for purchase of services from interested parties and related parties: communication services, tourism services, services of operating the Company's logistic center, investment consulting services and other financial services.

2.	Transactions for the purchase and/or rent of goods from interested parties and related parties: trucks and hauling equipment, vehicles, insurance products.

3.	Transactions in connection with marketing campaigns, advertising and discounts with interested parties and related parties or related to the products of interested parties and related parties.

4.	Transactions with interested parties and related parties in connection with the purchase of gift coupons of interested parties and related parties.

5.	Transactions for rent buildings and real-estate assets.

6.	Sale of paper products and cardboard, office equipment and other products to companies in the IDB Group.

The negligibility of the transaction is examined on an annual basis for the purposes of this report, by adding all transactions of the same type that the Company made with the interested party and other corporations controlled thereby.

Below is a general description of transactions made with interested parties in the Company, while except for the transactions specified below, should be viewed as negligible transactions based on the tests specified above:

Income (expenses)

	Year ended December 31,
Interested parties:	2010	2009	2008
	NIS in thousands
Sales (1)	56,096	27,097	33,286
Cost of sales (2)	23,366	10,689	3,976
selling, marketing, general and administrative expenses (3)	6,764	-	-
Financing expenses in respect of bonds	1,810	1,363	1,584

Related parties:
Sales (1)	61,944	55,833	95,448
Cost of sales (2)	42,762	29,521	13,607
Selling, marketing, general and administrative expenses (3)	26,083	25,368	24,243

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  -        INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

B.	Transactions with interested and related parties (cont.)

Classified and characterized transactions, as follows: (cont.)

(1)	Sales

The Company deals with many companies from IDB group in the sale of paper products, office equipment and other products, in a very large number of transactions, each at a negligible amount. The transactions are made with numerous companies from the IDB Group. The prices and are established through negotiations and during the ordinary course of business.

a.	1.	The Company sold during the year to interested party from the IDB Group and Clal Industries packaging paper. Total transactions with interested parties in the years 2010, 2009 and 2008 amounted to NIS 48.5 million, NIS 27.1 million, NIS 33.3 million and, respectively.

2.
The Company sold cardboard products during the year to an interested party from the IDB Group. Total transactions with the interested party in the year 2010 amounted to NIS 7.6 million. Total value of transactions with the interested party in 2009 and 2008 is negligible.

b.
The Company sold during the year to associated companies, which are related parties, packaging paper, office supplies and products and white paper waste. Total transactions with interested parties in the years 2010, 2009 and 2008 amounted to NIS 61.9  million, NIS 55.8 million, NIS 95.4 million, respectively.

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

a.	1.
The Company has transactions with interested party from the IDB Group relating to building rental services. Total transactions in the years 2010, 2009 and 2008 aggregated to NIS_13 million , NIS 11 million and NIS 4 million, respectively.

2.
The Company has transactions with an interested party from IDB Group relating to insurance services. Total transactions in the year 2010 amounts to NIS 10.2 million. Total value of transactions  with the interested party in 2009 and 2008 is negligible.

b.
The Company purchased during the year from associated companies, which are related parties, white paper and cleaning and toiletry products which are sold by the company. Total transactions with interested parties in the years 2010 ,2009 and 2008 amounted to NIS 42.8 million,NIS 29.5 million and NIS 13.6 million, respectively.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  -        INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

B.	Transactions with interested and related parties (cont.)

Classified and characterized transactions, as follows: (cont.)

(3)	Selling, marketing, general and administrative expenses

a.	1.
The Company has transactions with an interested party from IDB Group relating to insurance services. Total transactions in the year 2010 amounts to NIS 1.4 million. Total value of transactions with the interested party in 2009 and 2008 is negligible.

2.
The Company has transactions with an interested party from IDB Group relating to cellular services. Total transactions in the year 2010 amounts to NIS 2.7 million. Total value of transactions with the interested party in 2009 and 2008 is negligible.

3.
The Company has transactions with an interested party from IDB Group relating to leasing services. Total transactions in the year 2010 amounts to NIS 1.1 million. Total value of transactions with the interested party in 2009 and 2008 is negligible.

4.
The Company has transactions with an interested party from IDB Group relating to fuel services for vehicles. Total transactions in the year 2010 amounts to NIS 3.8 million including a transaction that is not negligible in amount of NIS 1.5  million, which is recorded to selling, marketing, general and administrative expenses. Total value of transactions with the interested party in 2009 and 2008 is negligible.

b.
The Company has transactions with associated companies, which are related parties, of revenue from rental buildings and computerization services. Total transactions in the years 2010, 2009 and 2008 amounted to NIS 26.1 million, NIS 25.4 million and NIS 24.2 million, respectively.

The amounts of the aforementioned transactions relate to transactions that the Company makes during the ordinary course of business with interested parties (by virtue of being companies held by the company) at similar conditions and prices to those used by the Company for other customers and suppliers.

Sale of land in TEL AVIV:

On June 1, 2010, the Company entered into agreement to sell its rights to a plot of land in TEL AVIV to an interested party which is part of IDB Group.  For further details, see Note 7d.

Agreement for leasing of a Logistics Center:

On September 18, 2008, a lease was signed by the Company and by an interested party which is part of IDB Group, whereby the Company would lease land and buildings in MODI'IN. For further details, see Note 14e.

Benefits to key executives

The senior managers in the Group are entitled, in addition to wages, to non-cash benefits (such as vehicles etc). The Group makes deposits in their name in a defined benefit plan after the completion of the transaction. Senior managers also participate in the stock option plan of the Company (see note 12 on Share-based Payments).

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  -        INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

B.	Transactions with interested and related parties (cont.)

Benefits to key executives:(cont.)

(1)	Remuneration of key executives:

	For the year ended December 31
	2010	2009	2008
	NIS in thousand
Short-term benefits	8,486	8,084	8,934
Benefits after the completion of the transaction	6	7	7
Other long-term benefits	-	-	-
Severance benefits	-	2,335	2,205
Share-based payment	152	2,136	2,047
	8,644	12,562	13,193

(2)	Benefits to interested parties:

	2010	2009	2008
Payroll to interested parties employed
by the Company - NIS in thousands *	2,629	3,503	2,503
Number of people to whom the benefits relate	1	1	1
Remuneration of directors who are not
employed by the Company -
NIS in thousands	933	807	793
Number of people to whom
the benefits relate	11	12	12

*	Refers to the payroll of CEO.

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

C.	Related parties and interested parties balance:

	As of December 31,
	2010	2009
	NIS in thousands
Accounts receivable - commercial operations (1)	42,361	24,562
Accounts payables and accruals	1,424	5,740
Notes (2)	29,540	38,793

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  -        INTERESTED AND RELATED PARTIES-TRANSACTIONS AND BALANCES:  (cont.)

C.	Related parties and interested parties balance: (cont.)

(1)	There were no significant changes in the balance during the year.

(2)	Notes

•	Non-tradable notes

In the year 2003 the Company issued bonds that are not traded on the stock exchange (see Note 10a). The balance of outstanding debt as of December 31, 2010 and 2009 to interested parties from the IDB Group was NIS 14.9 million and NIS 19.4 million, respectively.

•	Tradable notes

In 2008 and 2010 the Company issued bonds that are traded on the stock exchange (see Note 10a). The balance of outstanding debt as of December 31, 2010 and 2009 to interested parties from the IDB Group was NIS 14.6 million and NIS 19.4 million, respectively.

(3)	See note 15 in respect of associated companies balance.

NOTE 21  -        SEGMENT INFORMATION:

A.	General

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

The identified operating segments, accordingly to IFRS8, are:

The packaging paper and recycling segment – generates revenue from the sale of paper products to paper manufacturing companies as well as from the recycling of paper and cardboard.

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

Printing and writing paper segment – an associated company that generates revenue from the manufacture and marketing of printing and writing paper (On December 31, 2010 the holding in shares in the associated company increased in 25.1% and its was initial consolidated, for more details see Note 17 above).

Information relating to these segments is reported below. Amounts that were reported with respect to previous reporting periods are reported on the basis of the new segment reporting.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21  -        SEGMENT INFORMATION: (cont.)

B.	Business segment data 2010:

	Packaging Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Printing and writing paper	Adjustments to consolidation	Total
	NIS in thousands
Sales to external	393,439	176,580	489,543	1,691,918	691,069	(2,382,986)	1,059,563
Sales between Segments	117,927	2,267	20,102	5,591	37,633	(122,075)	61,445
Total sales of the segment	511,366	178,847	509,645	1,697,509	728,702	(2,505,061)	1,121,008
Profit from ordinary operations	50,159	5,127	7,105	186,603	31,072	218,771	61,295
Financial income							9,314
Financial expenses							54,079
Profit before taxes on income							16,530
Taxes on income							(2,950)
Profit from operations of the Company and its subsidiaries							19,480
Share in profits of associated companies							81,132
Net Profit for the year							100,612

Segment's assets	1,689,167	53,425	376,061	979,817	425,379	(1,029,341)	2,494,454
Join assets that were not allocated between segments(1)							279,180
Total assets in the consolidated statements							2,773,634
Segment's liabilities	138,405	35,920	75,931	501,213	119,809	(501,213)	370,065
Join liabilities that were not allocated between segments							1,449,967
Total liabilities in the consolidated statements							1,820,032
Depreciation and amortization	68,880	1,103	18,063	31,195	11,901	(43,096)	88,046
Capital investments in non-current assets	131,071	11,044	39,013	62,564	10,622	(73,186)	181,128

(1) Including investments in associated companies

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21  -        SEGMENT INFORMATION: (cont.)

C.	Business segment data 2009:

	Packaging Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Printing and writing paper	Adjustments to consolidation	Total
	NIS in thousands
Sales to external	219,866	149,107	468,339	1,722,613	645,972	(2,368,582)	837,315
Sales between Segments	119,433	1,904	15,965	4,014	23,250	(109,886)	54,680
Total sales of the segment	339,299	151,011	484,304	1,726,627	669,222	(2,478,468)	891,995
Profit from ordinary operations	(2,737)	3,983	14,712	193,805	40,541	(234,717)	15,587
Financial income							4,727
Financial expenses							22,992
Loss before taxes on income							(2,678)
Taxes on income							7,067
Profit from operations of the Company and its subsidiaries							4,389
Share in profits of associated companies							87,359
Net Profit for the year							91,748
Segment's assets	1,638,895	43,542	356,742	990,670	461,786	(1,575,061)	1,916,574
Join assets that were not allocated between segments(1)							372,102
Total assets in the consolidated statements							2,288,676
Segment's liabilities	141,911	31,327	82,657	534,577	306,478	(841,055)	255,895
Join liabilities that were not allocated between segments							1,174,352
Total liabilities in the consolidated statements							1,430,247
Depreciation and amortization	56,503	1,502	20,547	29,213	12,028	(41,241)	78,552
Capital investments in non-current assets*	421,533	1,212	15,797	42,484	4,383	(46,868)	438,541

(1) Including investments in associated companies

* retroactively adjusted in respect of implementation of amendment to IAS 17, see note 3a

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21  -        SEGMENT INFORMATION: (cont.)

D.	Business segment data 2008:

	Packaging Paper and recycling	Marketing of office supplies	Packaging and carton products	Hogla Kimberly	Printing and writing paper	Adjustments to consolidation	Total
	NIS in thousands
Sales to externals	273,436	129,068	500,069	1,605,376	717,424	(2,660,433)	564,940
Sales between Segments	133,331	2,046	12,508	3,200	14,923	(57,464)	108,544
Total sales of the segment	406,767	131,114	512,577	1,608,576	732,347	(2,717,897)	673,484
Profit from ordinary operations	37,773	3,233	(6,226)	135,753	34,090	(169,272)	35,351
Financial income							12,069
Financial expenses							27,112
Profit before taxes on income							20,308
Taxes on income							3,663
Profit from operations of the Company and its subsidiaries							16,645
Share in profits of associated companies							51,315
Net Profit for the year							67,960
Segment's assets	803,279	72,624	415,666	946,156	483,962	(1,430,118)	1,291,569
Join assets that were not allocated between segments(1)							752,525
Total assets in the consolidated statements							2,044,094
Segment's liabilities	82,925	35,258	76,837	505,167	361,404	(866,571)	195,020
Join liabilities that were not allocated between segments							1,091,445
Total liabilities in the consolidated statements							1,286,465
Depreciation and amortization	51,946	1,445	25,604	24,367	11,649	(55,227)	59,784
Capital investments in non-current assets	254,494	1,694	18,027	53,334	11,649	(32,971)	306,227

(1) Including investments in associated companies

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21  -        SEGMENT INFORMATION: (cont.)

E.	Reconciliation of total segment revenues and results to revenues and results on the consolidated statement

(1)	Segments' income:

	For the year ended December 31
	2010	2009	2008
	NIS in thousands
Income
Total segments' income	3,626,069	3,370,464	3,391,381
Less:
Inter-company sales among Group's consolidated subsidiaries	(78,850)	(82,620)	(25,285)
Sales of segment which are associated companies	(2,426,211)	(2,395,849)	(2,692,612)
Income in the consolidated statement	1,121,008	891,995	673,484

(2)	Segments' results:

	For the year ended December 31
	2010	2009	2008
	NIS in thousands
Profit from ordinary operations
Total profit from ordinary operations of the segments	280,066	250,304	204,623
Less:
Unrealized gain	(1,096)	(371)	(318)
Profits of segment which are associated	(217,675)	(234,346)	(163,954)
Profit from ordinary operations in the consolidated statement	61,295	15,587	35,351

NOTE 22  –       SUBSEQUENT EVENT

A.
On February 23, 2011, an associate declared a dividend amounting to NIS 30 million, out of retained earnings. This dividend is payable in the second quarter of 2011, subject to absence of material negative developments with respect to the tax event in Turkey, as set forth above in Note 14k. The Company's share of this dividend is NIS 15 million.

B.
On January 30, 2011 the Ministry for the Protection of the Environment (hereinafter: "the Ministry") held a hearing for the Company regarding suspicion of pollution of water by discharging low quality waste water into the Hadera Stream. During the hearing the positions of the Ministry and of the Company were heard. The Company presented its position that the decline in the quality of the treated waste water was the result of the use of a new raw material. Upon discovery of the source of the problem, the Company ceased the use of that raw material. The Company works in full transparency opposite the authorities, and was in fact even the one who reported to representatives of the Ministry regarding this harm to the quality of the waste water.

On February 8, 2011 the Company received the summary of the hearing in which it was found, inter alia, that the Company had a duty to improve the quality of the waste water, and a duty of reporting weekly to the Ministry regarding the quality of the treated waste water. The Ministry further noted in this summary that if the Company does not fulfill the values prescribed in the permit order for discharge into the Hadera River given on August 11, 2010 within one month from the date of the hearing, the Ministry’s Director of the Haifa District will issue, under his authority, an order to cease operations of Machine 8 which the Company operates, without requiring any advance warnings or additional hearings. Under section 20 to the Business Licensing Law 5728 – 1968, the aforesaid order remains in effect for 30 days from the date of issue.

The Company has been acting for some time for the improvement of the treated waste water by the performance of a number of measures, and as a result of these measures, an improvement may already be seen in the quality of the treated waste water discharged into the river. However, the company at this stage cannot estimate the rate or timetable for improvement of the treated waste water, and cannot at this stage estimate the impact of the above in the event of failure to fulfill the required values.

HADERA PAPER LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22  –       SUBSEQUENT EVENT (cont.)

C.
On February 28, the Audit Committee approved and on March 6, 2011 the Board of Directors approved the agreement entered into by the Company, whereby the Company would lease to CLAL PV Projects Ltd. ("CLAL PV"), a private company indirectly held and controlled by CLAL Industries, roofs of buildings at the Company facility in HADERA, with a total area of up to 19,200 m2, of which the Company has the option not to lease part of this space with an area of up to 14,300 m2 - for construction of power generating facilities using photo-voltaic technology and its transmission to the power grid during the lease term, pursuant to a generation license to be granted to CLAL PV. The rent would range between NIS 90 thousand and NIS 802 thousand per year, based on the area actually leased, and shall be determined based on the tariff per generated kilowatt/hour of power as set for CLAL PV in its generation license. The agreement also specifies that the Company would be paid additional rent up to NIS 70 thousand per year, with respect to excess power generated (if any), as per provisions of the agreement. The lease term runs from the date of taking possession of the leased property through the 20th anniversary of commercial operation of the leased property (as defined in the agreement); CLAL PV was granted an option to extend the lease, provided that the total lease term would not exceed 24 years and 11 months. The agreement includes customary provisions with regard to circumstances under which the parties may terminate the agreement, and the Company was granted the option to terminate the agreement should it announce its desire to use the leased property for its own operations which do not allow operation of the facility in the leased property; in such case, CLAL PV committed to vacate the leased property within the time specified, in return for payment of the economic value of the generation facility based on an independent economic valuation. The agreement is subject to certain suspending conditions being met within 15 months from its signing date, including, inter alia, obtaining approvals, permits and licenses for construction of the facility, obtaining approval of the General Meeting of Company shareholders to be convened to approve this contract and other conditions.

D.
On March 6, 2011, the Board of Directors approved incorporation of a foreign entity (hereinafter: "the foreign entity"), wholly-owned by the Company, which is to be incorporated for entering into agreement with an overseas business partner (an unrelated third party) for operations in removal of paper and cardboard waste and recycling operations overseas under a Joint Venture (hereinafter: "JV"). The Company's share of this operation is expected to be 65%. This operation shall require an initial investment, to be made in stages based on JV needs, amounting to USD 5.2 million, by way of owners loan or guarantee, 80% of which would be invested by the Company. The agreement is expected to include restrictions on partner rights to transfer their JV shares, to grant the foreign entity the right to appoint two thirds of the JV Board members as well as its CEO, to grant the Company the right to purchase up to 75% of the paper and cardboard waste collected by JV at market prices, and to include certain non-compete provisions. The Company is acting to conclude this agreement, but it is uncertain that the foregoing with regard to feasibility of the JV and final agreement on the aforementioned understandings would materialize, in full or in part.

E.
On March 24, 2011 an associated company paid a dividend in the amount of NIS 5 million from the retained earnings. The Company’s share in the dividend is approximately NIS 2.5 million.See note 5(5)e, above.

F.
On March 27, the company announced that the sale of a plot of land in the Totseret Ha'Aretz street in Tel-Aviv have been fulfilled according to agreement that the company signed with Gev-Yam land corporation Ltd and with Amot Investments Ltd. As a result of the closing transaction, the company will record net gain capital, of approximately NIS 30 million.

NOTE 23 –        RECLASSIFICATION

The Group reclassified an amount of NIS 27,649 thousand from Deferred tax assets to Deferred tax liabilities in the comparative figures as at December 31, 2009. The re-classification is due to offset of deferred tax assets against deferred tax liabilities, under the terms of offset, in IAS12. The impact of re-classification in respect to total assets on comparative data in the statement of financial position, for prior periods to year 2009 is immaterial and therefore no re-classification effect was presented.

	As of December 31, 2009
	As was classified in the past	The change	As classified in these statements
	NIS in thousands	NIS in thousands	NIS in thousands

Deferred tax assets	29,745	(27,649)	2,096

Deferred tax liabilities	58,053	(27,649)	30,404

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CARMEL CONTAINERS LTD

We have audited the accompanying consolidated balance sheets of Carmel Containers Ltd. ("the Company") and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of December 31, 2010 and 2009, and the results of their operations, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
February 22, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

CARMEL CONTAINERS LTD.

We have audited Carmel Containers Ltd ("the Company") and its subsidiary  internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008 and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
February 22, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FRENKEL CD LTD

We have audited the accompanying consolidated balance sheets of Frenkel CD Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008, in conformity with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
February 22, 2011	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel Tel: 972 (4)8654000 Fax: 972(3) 5633443 www.ey.com.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

FRENKEL CD LTD.

We have audited Frenkel CD Ltd ("the Company") and its subsidiaries  internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years ended December 31, 2010, 2009 and 2008 and our report dated February 22, 2011 expressed an unqualified opinion thereon.

Haifa, Israel	KOST FORER GABBAY & KASIERER
February 22, 2011	A Member of Ernst & Young Global

Enclosed please find the financial reports of the following associated companies:

-	Hadera Paper – Printing and Writing Paper Ltd.

-	Hogla-Kimberly Ltd.

Hadera-Paper LTD group
Meizer st' Industrial Zone,
P.O.B 142 Hadera 38101,Israel
Tel: 972-4-6349402
Fax: 972-4-6339740
hq@hadera-paper.co.il

www.hadera-paper.co.il

HADERA PAPER - PRINTING & WRITING PAPER LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

HADERA PAPER - PRINTING & WRITING PAPER LTD.

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
HADERA PAPER - PRINTING & WRITING PAPER Ltd.

We have audited the accompanying consolidated statements of financial positions of HADERA PAPER - PRINTING & WRITING PAPER Ltd. (“the Company”) as of December 31, 2010 and 2009, and the consolidated income statements, statements of comprehensive income, changes in shareholders’ equity and cash flows of the Company for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2010 and  2009, and the results of operations, changes in shareholders’ equity and cash flows of the Company on consolidated basis, for each of the three  years in the period ended December 31, 2010, in conformity with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Brightman Almagor Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
21, February, 2011

HADERA PAPER - PRINTING & WRITING PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(NIS in thousands)

		December 31,
	Note	2010	2009
Assets
Current assets
Cash and cash equivalents	4	13,111	17,076
Trade receivables	5	175,575	184,415
Other receivables	6	6,030	2,018
Inventories	7	161,649	108,202
Total current assets		356,365	311,711

Non-current assets
Property, plant and equipment	10	146,111	146,731
Goodwill	8A	3,177	3,177
Long term trade receivables		-	167
Total non-current assets		149,288	150,075
Total assets		505,653	461,786

Equity and liabilities
Current liabilities
Short-term bank credit	13	92,852	69,440
Current maturities of long-term bank loans	13	3,662	10,599
Trade payables	11	119,809	105,624
Hadera Paper Ltd. Group, net		54,455	57,595
Other financial liabilities	14	-	432
Current tax liabilities		10,370	3,701
Other payables and accrued expenses	12	19,205	21,079
Dividend declared	24	8,528	-
Accrued severance pay, net	15	92	206
Total current liabilities		308,973	268,676

Non-current liabilities
Long-term bank loans	13	9,357	13,019
Deferred taxes	23	21,828	22,704
Employees Benefits	15	2,563	2,079
Total non-current liabilities		33,748	37,802

Commitments and contingent liabilities	16

Shareholders' equity	17
Share capital		1	1
Premium		43,352	43,352
Capital reserves		929	929
Retained earnings		118,650	111,026
		162,932	155,308
Total equity and liabilities		505,653	461,786

D. Muhlgay Financial Director	A. Solel General Manager	O. Bloch Chairman of the Supervisory Board

Approval date of the financial statements: February 21, 2011.

The accompanying notes are an integral part of the financial statements.

HADERA PAPER - PRINTING & WRITING PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
(NIS in thousands)

		Year ended December 31,
	Note	2010	2009	2008

Revenue	18	728,702	669,222	732,347
Cost of sales	19	640,310	(*) 577,995	(*) 649,177
Gross profit		88,392	91,227	83,170

Operating costs and expenses
Selling expenses	20	43,254	(*) 40,236	(*) 38,756
General and administrative expenses	21	14,245	10,826	9,740
Other (income) expenses		(34)	(376)	584
		57,465	50,686	49,080

Operating profit		30,927	40,541	34,090

Finance income		(4,293)	(104)	(5,889)
Finance costs		5,862	11,363	13,496
Finance costs, net	22	1,569	11,259	7,607

Profit before tax		29,358	29,282	26,483

Income tax charge	23	7,286	611	7,127

Profit for the year		22,072	28,671	19,356

(*)  Reclassified.

The accompanying notes are an integral part of the financial statements.

HADERA PAPER - PRINTING & WRITING PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year ended December 31,
	2010	2009	2008

Profit for the year	22,072	28,671	19,356

Cash flow hedges, net.	-	80	(4,079)

Transfer to profit or loss from equity on cash flow hedge, net	-	3,999	-

Total comprehensive income for the year (net of tax)	22,072	32,750	15,277

The accompanying notes are an integral part of the financial statements.

HADERA PAPER - PRINTING & WRITING PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands)

	Share		Capital	Retained
	capital	Premium	reserves	earnings	Total

Year ended December 31, 2010

Balance - January 1, 2010	1	43,352	929	111,026	155,308

Profit for the period	-	-	-	22,072	22,072
Total comprehensive income for the period	-	-	-	22,072	22,072

Dividend paid to shareholders	-	-	-	(5,920)	(5,920)
Dividend declared to shareholders	-	-	-	(8,528)	(8,528)

Balance - December 31, 2010	1	43,352	929	118,650	162,932

Year ended December 31, 2009

Balance - January 1, 2009	1	43,352	(3,150)	82,355	122,558

Profit for the period	-	-	-	28,671	28,671
Other comprehensive income for the period	-	-	4,079	-	4,079
Total comprehensive income for the period	-	-	4,079	28,671	32,750

Balance - December 31, 2009	1	43,352	929	111,026	155,308

Year ended December 31, 2008

Balance - January 1, 2008	1	43,352	929	62,999	107,281

Profit for the period	-	-	-	19,356	19,356
Other comprehensive income for the period	-	-	(4,079)	-	(4,079)
Total comprehensive income for the period	-	-	(4,079)	19,356	15,277

Balance - December 31, 2008	1	43,352	(3,150)	82,355	122,558

The accompanying notes are an integral part of the financial statements.

HADERA PAPER - PRINTING & WRITING PAPER LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2010	2009	2008

Cash flows - operating activities
Profit for the year	22,072	28,671	19,356
Adjustments to reconcile net profit to net
cash used in operating activities
(Appendix A)	(22,315)	38,406	28,840
Net cash from operating activities	(243)	67,077	47,196

Cash flows - investing activities
Acquisition of property plant and equipment	(5,215)	(4,383)	(9,655)
Proceeds from sale of property plant and Equipment	506	676	287
Interest received	-	104	415
Net cash used in investing activities	(4,709)	(3,603)	(8,953)

Cash flows - financing activities
Short-term bank credit, net	23,412	(35,948)	3,628
Repayment of long-term bank loans	(10,619)	(15,929)	(14,024)
Dividend paid to shareholders	(5,920)	-	-
Repayment of capital notes to shareholders	-	-	(5,700)
Interest paid	(5,608)	(7,894)	(10,852)
Net cash from (used in) financing activities	1,265	(59,771)	(26,948)

(Decrease) Increase in cash and cash equivalents	(3,687)	3,703	11,295
Cash and cash equivalents at the
beginning of the financial period	17,076	13,315	323
Net foreign exchange difference on cash and cash equivalents	(278)	58	1,697
Cash and cash equivalents of the
end of the financial period	13,111	17,076	13,315

The accompanying notes are an integral part of the financial statements.

HADERA PAPER - PRINTING & WRITING PAPER LTD. AND SUBSIDIARIES
APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2010	2009	2008
A. Adjustments to reconcile net profit to net cash provided by operating activities

Finance expenses recognized in profit and loss	1,569	11,259	7,607
Taxes on income recognized in profit and loss	7,286	611	7,127
Depreciation and amortization	11,901	12,028	11,649

Capital loss (gain) on disposal of property plant and equipment	(34)	(376)	584

Changes in assets and liabilities:
Decrease (Increase) in trade receivables and other receivables	3,316	(16,582)	21,652
(Increase) Decrease in inventories	(54,578)	31,565	2,551
Increase (Decrease) in trade and other payables, and accrued expenses	12,867	11,991	(21,728)
Decrease in Hadera Paper Ltd. Group, net	(3,140)	(12,019)	(1,495)
	(20,813)	38,477	27,947
Income tax paid	(1,502)	(71)	(107)
	(22,315)	38,406	27,840

The accompanying notes are an integral part of the financial statements.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1     -    DESCRIPTION OF BUSINESS AND GENERAL

A.	Description of Business

1)
Hadera Paper - Printing & Writing Paper Ltd. (“the Company”) was incorporated and commenced operations on January 1, 2000. The Company and its Subsidiaries are engaged in the production and marketing of paper, mainly in Israel.

Following the share purchase agreement signed on September 7, 2010 between the shareholders, on December 31, 2010  the completion of said agreement occurred. At the completion, Neusiedler Holding BV (NL) Ltd sold 25.1% of the issued and outstanding share capital of the Company to Hadera Paper Ltd.

In accordance with the above the Company is presently owned by Hadera Paper Ltd. (75%) (the “Parent Company”) and Neusiedler Holding BV (NL) (25%).

2)	On January 24, 2011 the company changed its name from Mondi Hadera Paper Ltd. to Hadera Paper - Printing & Writing Paper Ltd.

B.	Definitions:

The Company	-	Hadera Paper - Printing & Writing Paper Ltd. (formerly Mondi Hadera Paper Ltd.)

The Group	-	the Company and its Subsidiaries, a list of which is presented in Note 8.

Subsidiaries	-	companies in which the Company exercises control (as defined by IAS 27), and whose financial statements are fully consolidated with those of the Company.

Related Parties	-	as defined by IAS 24.

Interested Parties	-	as defined by IAS 24.

Controlling Shareholder	-	as defined by IAS 24.

NIS	-	New Israeli Shekel.

CPI	-	the Israeli consumer price index.

Dollar	-	the U.S. dollar.

Euro	-	the United European currency.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Applying international accounting standards (IFRS)

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

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceased to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

▪
Assets and liabilities measured by fair value: changes in the fair value of financial assets and liabilities that are measured by fair value are recorded directly as profit or loss, and changes in the fair value of hedging financial instruments recorded to comprehensive income.

▪	Non-current assets held for sale are measured at the lower of their previous carrying amount and fair value less costs of sale.

▪	Inventories are stated at the lower of cost and net realizable value.

▪	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

▪	Liabilities to employees as described in note 15.

C.	Format for presentation of financial position

The classification of assets and liabilities in the statement of financial position is based on current and noncurrent items.

D.	Operating cycle

The operating cycle of the group is 12 months.

E.	Classification of expenses recognized in the statement of income

The classification of expenses recognized in the statement of income is based on the function of the expense

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

F.
Foreign currencies

The individual financial statements of each group entity are presented in New Israeli Shekel ("NIS"), the currency of the primary economic environment in which the entity operates (its functional currency). The consolidated financial statements are also presented in NIS which is the functional currency of the Group and the presentation currency for the consolidated financial statements.

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

G.
Cash and cash equivalents

Cash and cash equivalents comprise cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less)

H.
Basis of consolidation

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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

I.	Goodwill (cont.)

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

As of 31.12.10 no impairment is recognised.

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

The annual depreciation rates are:	%
Leasehold improvements	10
Machinery and equipment	5-20	(Mainly 5%)
Motor vehicles	20
Office furniture and equipment	6-33

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

The cost of replacing part of a fixed asset item is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of day-to-day servicing are recognized in profit or loss as incurred.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2     -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.
Impairment of tangible and intangible assets other than goodwill

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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
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

M.
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

N.	Financial assets

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

Financial assets are classified into the following specified categories:

•	Financial assets ‘at fair value through profit or loss’ (FVTPL)
•	Loans and receivables

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Financial assets (cont.)

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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Financial assets (cont.)

(4)	Impairment of financial assets (cont.)

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

O.	Borrowings

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

P.	Derivative financial instruments

(1)       General

The Group entered into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risk and commodity price risk.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as hedges of commodity price risk (cash flow hedges).

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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
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

As of 31.12.10 there are no outstanding cash flow hedge contracts.

Q.	Revenue recognition

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

R.	Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Operating lease payments are recognised as an expense on a straight-line basis over the lease agreement.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Employee benefits

(1)	Post-Employment Benefits

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

The Group's liability in respect of the Defined Benefit Plan which is presented in the Group's balance sheet includes the current value of the obligation in respect of the defined benefit. A net plan, which is created from said calculation, is limited to the amount of the actuarial losses and past service cost that were not yet recognized with the addition of the current value of available economic benefits in the shape of returns from the plan or in the shape of reduction in future contributions to the plan.

(2)	Other long term employee benefits

Other long term employee benefits are benefits which it is anticipated will be utilized or which are to be paid during a period that exceeds 12 months from the end of the period in which the service that creates entitlement to the benefit was provided.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Employee benefits (cont.)

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

U.	Exchange Rates and Linkage Basis Following are the change in the representative exchange rates of the Euro and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per €1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2010	4.7379	3.549	117.82
December 31, 2009	5.4417	3.775	114.88
December 31, 2008	5.2973	3.802	110.55

Increase (decrease) during the:	%	%	%
Year ended December 31, 2010	(12.93)	(5.99)	2.66
Year ended December 31, 2009	2.72	(0.71)	3.90
Year ended December 31, 2008	(6.40)	(1.14)	3.90

V.	Reclassification

Comparative figures relating to years 2008 and 2009 were reclassified in these financial statements as follows: NIS 463 thousand in 2008 and NIS 542 thousand in 2009 were reclassified from depreciation in cost of sales to depreciation in selling expenses.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2    -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Adoption of new and revised Standards and interpretations

A.	Standards and Interpretations Affecting Amounts Reported in the Current Period (and/ or prior periods)

Standards Affecting Presentation and Disclosure

IAS 1 - Presentation of Financial Statements

Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

B.	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 7 - Disclosures of Financial Instruments

The amendments to IFRS 7 clarify the required level of disclosures about credit risk and collateral held and provide relief from disclosures previously required regarding renegotiated loans. The Group has applied the amendments in advance of their effective date (annual periods beginning on or after 1 January 2011). The amendments have been applied retrospectively.

IFRS 9 “Financial Instruments”

The new Standard provides for the classification and measurement of financial assets and liabilities. In accordance with the Standard, all financial assets are to be treated as follows:

•
Debt instruments will be classified and measured subsequent to initial recognition at amortized cost or at fair value through profit or loss.  The mode of measurement will be determined based on the entity’s business model for managing financial assets and in accordance with the characteristics of the contractual cash flows deriving from such financial assets.

•
A debt instrument which, according to the criteria, is measured at amortized cost may only be designated at fair value through profit or loss if such designation eliminates inconsistencies in the recognition and measurement that would have arose had the asset been measured at amortized cost.

•	Equity instruments will be measured at fair value through profit or loss.

•
Equity instruments may be designated at fair value through profit or loss, with any gains or losses being recognized in other comprehensive income.  Instruments that have been designated as aforesaid will cease to be tested for impairment and any related gain or loss will not be recognized in profit or loss, including in the event of disposal.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2   -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Adoption of new and revised Standards and interpretations

B.	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

•
Embedded derivatives in financial assets will not be separated from the host contract.  Instead, hybrid contracts will be measured as a whole at amortized cost or at fair value, in accordance with the business model and the contractual cash flows criteria.

•	Debt instruments will be reclassified from amortized cost to fair value and vice versa only if the entity changes its business model for managing financial assets.

•
Investments in equity instruments that are not quoted on an active market, including derivatives on such assets, will be measured solely at fair value. The alternative measurement at cost under certain circumstances has been eliminated. Nevertheless, the Standard determines that, under limited circumstances, cost may be an appropriate estimate of fair value.

  The Standard also prescribes the following provisions with respect to financial liabilities:

•
The change in the fair value of a financial liability that is designated at fair value through profit or loss upon initial recognition, which is attributed to changes in the credit risk of the liability, is recognized directly in other comprehensive income, unless such recognition gives rise to or increases accounting disparity.

•	Upon the repayment or settlement of a financial liability, the amount of the fair value recognized in other comprehensive income will not be classified to profit or loss.

•
All derivatives, whether assets or liabilities, will be measured at fair value, including a derivative financial instrument that constitutes a liability, which is related to an unquoted equity instrument for which a fair value cannot be determined reliably.

The provisions of the Standard are to be applied retrospectively, other than in a number of exceptions provided for in the Standard, to annual reporting periods commencing on January 1, 2013 or thereafter.  Early adoption is permitted.  Entities that opt for early adoption of the Standard prior to January 1, 2012 are not required to apply the Standard retrospectively.  Additionally, subject to the transitional provisions of the Standard, early adoption solely of the provisions of the Standard with respect to financial assets, excluding the aforesaid provisions relating to financial liabilities, is permissible.

The Company’s management estimates that the effect of the adoption of the Standard on the financial statements of the Group will be insignificant.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
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

•	Useful lives of property, plant and equipment - As described at 2J above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.
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

•
In determining the recoverability of a trade receivable, the Group considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and unrelated.  Included in the allowance for doubtful debts are individually impaired trade receivables. The impairment recognized represents the difference between the carrying amount of these trade receivable and the present value of the expected proceeds. The Group does not hold any collateral over these balances.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4    -    CASH AND CASH EQUIVALANTS

	As of December 31,
	2010	2009

Cash in bank – NIS	627	4,697
Cash in bank - foreign currency	12,484	12,379
	13,111	17,076

NOTE 5   -     TRADE RECEIVABLES

	As of December 31,
	2010	2009
Domestic
Open accounts	151,251	145,914
Checks receivable	18,285	21,621
	169,536	167,535
Foreign
Open accounts	13,035	20,676
	182,571	188,211
Less - allowance for doubtful accounts	(6,996)	(3,796)
	175,575	184,415

The average credit period on sales of goods is 94 days. Trade receivables are provided for based on estimated irrecoverable amounts from the sale of goods, determined by reference to past default experience.

Before accepting any new customer, the Group assesses the potential customer's credit quality and defines credit limits by customer.
Of the trade receivables balance at the end of the year, NIS 13.7 million (2009: NIS 14.9 million) is due from Company A, the Group's largest customer and NIS 10.1 million (2009: NIS 8.3 million) from Company B and NIS 9.7 million (2009: NIS 6.2 million) from Company C There are no other customers who represent more than 5% of the total balance of trade receivables.

Included in the Group's trade receivable balance are debtors with a carrying amount of NIS 7.8 million which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group does not hold any collateral over these balances.

Aging of past due but not impaired

31/12/10

30-60 days	6,580
60-90 days	1,154
90-120 days	112
Total	7,846

The Group has a policy for the allowance for doubtful debts which calls for an increasing rate of allowance for outstanding debts that are unsecured. The rate of impairment increases in line with the age of the debt.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5   -    TRADE RECEIVABLES (Cont.)

                       Movement in the allowance for doubtful debts

	Year ended December 31,
	2010	2009

Balance at beginning of the year	3,796	4,160
Impairment losses recognized on receivables	3,837	2,599
Amounts written off as uncollectable	(637)	(2,963)
Balance at end of the year	6,996	3,796

NOTE 6   -    OTHER RECEIVABLES

	As of December 31,
	2010	2009

Prepaid expenses	87	1,369
Advances to suppliers	506	285
Value Added Tax	5,065	-
Others	372	364
	6,030	2,018

NOTE 7    -    INVENTORIES

	As of December 31,
	2010	2009

Raw and auxiliary materials	68,657	42,235
Good in process	10,017	5,734
Finished products	82,975	60,233
	161,649	108,202

Includes products in transit	24,372	22,600

The inventories are presented net of impairment provision	2,792	3,218

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8    -    INVESTMENTS IN SUBSIDIARIES

	As of December 31,
	2010	2009

A. Goodwill, Net	3,177	3,177

Impairment tests for goodwill are discussed in note 2E.

B.     Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2010, include the financial statements of the following Subsidiaries:

Ownership and control
As of December 31,
2010
%

Hadera Paper Printing & Writing Paper Marketing Ltd.	100.00
Grafinir Paper Marketing Ltd.	100.00
Yavnir (1999) Ltd.	100.00
Miterani Paper Marketing 2000 (1998) Ltd.	100.00

NOTE 9   -    FINANCIAL ASSETS

The carrying amounts of the group's financial assets are presented as follows:

	As of December 31,
	2010	2009

Trade and other receivables	176,453	185,231
Cash and cash equivalents	13,111	17,076
	189,564	202,307

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10   -   PROPERTY PLANT AND EQUIPMENT

				Office
				Furniture,
		Machinery		Computers
	Leasehold	and	Motor	and
	improvements	equipment	vehicles	equipment	Total
Consolidated
Cost:
Balance - January 1, 2009	4,403	212,279	5,166	3,630	225,478
Changes during 2009
Additions	628	3,454	-	301	4,383
Dispositions	-	(1,206)	(380)	-	(1,586)
Increase spare parts stock	-	235	-	-	235
Balance - December 31, 2009	5,031	214,762	4,786	3,931	228,510

Changes during 2010:
Additions	1,124	8,547	23	928	10,622
Dispositions	(197)	(368)	(1,028)	(251)	(1,844)
Increase spare parts stock	-	1,131	-	-	1,131

Balance - December 31, 2010	5,958	224,072	3,781	4,608	238,419

Accumulated depreciation
Balance - January 1, 2009	2,573	63,139	2,886	2,439	71,037
Changes during 2009
Additions	517	10,189	756	566	12,028
Dispositions	-	(1,007)	(279)	-	(1,286)
Balance - December 31, 2009	3,090	72,321	3,363	3,005	81,779

Changes during 2010:
Additions	358	10,419	547	577	11,901
Dispositions	(173)	(69)	(900)	(230)	(1,372)
Balance - December 31, 2010	3,275	82,671	3,010	3,352	92,308
Net book value:
December 31, 2010	2,683	141,401	771	1,256	146,111
December 31, 2009	1,941	142,441	1,423	926	146,731

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 11   -   TRADE PAYABLES

	As of December 31,
	2010	2009

In Israeli currency	24,538	29,355
In foreign currency or linked thereto (1)	95,271	76,269
	119,809	105,624

	As of December 31,
	2010	2009
(1)
USD	77,408	55,588
EUR	17,863	20,681
	95,271	76,269

NOTE 12   -   OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2010	2009

Accrued payroll and related expenses	15,142	14,048
Value Added Tax	-	4,238
Advances from customers	1,323	314
Interest payable	288	265
Other	2,452	2,214
	19,205	21,079

NOTE 13   -   BORROWINGS

	Interest rate	As of December 31,
	%(*)	2010	2009
A. Secured
In NIS – Short term Bank loans	3.08	92,852	69,440
In NIS – not linked	5.72	13,019	19,966
In NIS indexed to the CPI		-	3,652
		105,871	93,058

(*)       Average interest rate as of December 31, 2010.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 13   -   BORROWINGS (Cont.)

As of December 31,
2010
B. Maturities of long term loans
First year - 2011	3,662
Second year - 2012	2,563
Third year - 2013	2,649
Fourth year - 2014	2,740
Fifth year - 2015	1,405
13,019

C.
According to the loan agreements with the banks, as amended in the second half of 2005, the Company has to achieve, inter alia, financial ratio at the end of each audited fiscal year of total shareholders' equity (which includes capital notes to shareholders) to total assets to be no less than 22%. In case the Company fails to fulfill these covenants, the banks are entitled to demand early repayment of the loans, in whole or in part.

As of December 31, 2010, the Company was in full compliance with the covenants stipulated in the bank agreements and this financial ratio amounted to 32.2%.

D.	As to a "negative pledge agreement" signed by the Company, see Note 16B.

E.
The Company and its Subsidiaries have been granted a total bank credit facility, pursuant to which the Company and its Subsidiaries may, from time to time, borrow an aggregate principal amount of up to adjusted NIS 305,823 thousand. As of the balance sheet date, the Group utilized NIS 93,284 thousand of the credit facility as long & short term borrowings and as bank guarantees granted to third parties.

NOTE 14  -    OTHER FINANCIAL LIABILITIES

	As of December 31,
	2010	2009

Derivatives carried at fair value through profit or loss	-	432

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15  -    EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2010	2009	2008
Post Employment Benefits:
Benefits to retirees	2,563	2,079	1,364
Accrued severance pay	92	206	214

Short term employee benefits:
Accrued payroll and related expenses	9,048	8,121	8,791
Liability for vacation pay	6,094	5,927	5,163
	17,797	16,333	15,532

B.
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

The total expense recognized in the income statement of NIS 6,916 thousand represents contributions to these plans by the group.

C.
Actuarial assumptions

The groups defined benefit plans has been calculated by estimating the present value of the future probable obligation used actual valuation methods. The discounted rate is based on field on government bonds at a fixed interest rate which have an average lifetime equal to that of the gross liability. The actuarial assumptions used in the plan are detailed bellow.

D.
Defined benefit plans

The groups defined benefit plans include early retirement and benefits to retirees – holiday gifts and paper distribution.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2010	2009	2008

Discount rate	4.9%-5.7%	5.54%-6%	5.9%
Expected rate of inflation	2.7%-2.8%	2.6%-2.7%	2.1%
Expected rate of leaving	3%-14%	3%-14%	3%-11%

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15   -   EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

Amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2010	2009	2008

Current service cost	25	20	17
Interest on obligations	65	61	66
Actuarial losses (gains) recognized in the year	145	44	(382)
Benefit paid during the year	(51)	(49)	(42)
	184	76	(341)

The amount included in the balance sheet arising from the entity's obligation in respect of its defined benefit plans is as follows:

	As of December 31,
	2010	2009	2008

Present value of funded defined benefit obligation	1,318	1,134	1,058

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2010	2009	2008

Opening defined benefit obligation	1,134	1,058	1,399
Current service cost	25	20	17
Interest cost	65	61	66
Actuarial losses (gains)	145	44	(382)
Benefits paid	(51)	(49)	(42)
Closing defined benefit obligation	1,318	1,134	1,058

 HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 15   -   EMPLOYEE BENEFITS (Cont.)

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

The amount included in the balance sheet arising from the entity's obligation in respect of early retirement is as follows:

	Year ended December 31,
	2010	2009	2008
	NIS in thousands

Present value of defined benefit obligation	1,245	945	306

Movements in the present value of obligation for early retirement in the current period were as follows:

	Year ended December 31,
	2010	2009	2008
	NIS in thousands

Opening defined benefit obligation	945	306	-
Interest cost	64	54	-
Current service cost	474	759	306
Benefits paid	(238)	(174)	-
Closing defined benefit obligation	1,245	945	306

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 16   -   COMMITMENTS AND CONTINGENT LIABILITIES

A.	Commitments:

The Company and its Subsidiaries lease certain of their facilities under operating leases for varying periods with renewal options primarily from Hadera Paper Group. In November 2010, the group moved to a new logistics center in Modi'in ("the site"), Hadera Paper has signed an operational lease agreement on September, 28 under which it has undertaken to lease the site for the Company along with two of Hadera paper's subsidiaries. The Company has signed a guarantee for her part of the site agreement. At the balance sheet date, the group had outstanding commitments under non cancellable operating leases, which fall due as follows:

Consolidated

Within 1 Year	7,844
Between 1 to 2 Years	7,844
Between 2 to 5 Years	23,531
39,218

B.
Liens

To secure long-term bank loans and short-term bank credits (the balance of which as of December, 31 2010 is NIS 105,871 thousand), the Company entered into a “negative pledge agreement” under which the Company is committed not to pledge any of its assets, excluding fixed pledges relating to assets financed by others, prior to the consent of the banks.

C.	Guarantees The Company from time to time and in the course of its ongoing operations provides guarantees.

NOTE 17    -  SHAREHOLDERS' EQUITY

A.	As of December 31, 2010, 2009 and 2008, share capital is composed of ordinary shares of NIS 1.00 par value each. Authorized - 38,000 shares; issued and paid up - 1,000 shares.

B.
Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 18   -    REVENUE

	Year ended December 31,
	2010	2009	2008

Industrial operations	570,202	531,453	569,772
Commercial operations	158,500	137,769	162,575
	728,702	669,222	732,347

NOTE 19  -    COST OF SALES

	Year ended December 31,
	2010	2009	2008

Purchases (**)	129,680	117,080	141,478
Materials consumed	392,095	292,083	373,131
Salaries and related expenses	46,794	44,018	42,760
Subcontracting	2,883	3,075	4,494
Energy costs	42,808	47,535	49,240
Depreciation	11,353	(*)11,361	(*)11,024
Other manufacturing costs
and expenses (including rent)	26,433	31,114	34,796
	652,046	546,266	656,923
Change in finished goods , goods in
process, and products in transit (***)	(11,736)	31,729	(7,746)
	640,310	577,995	649,177

(*)	Reclassified.
(**)	The purchases of the Group are related principally to commercial operations.
(***)	Change in raw and auxiliary materials are included in materials consumed.

NOTE 20  -    SELLING EXPENSES

	Year ended December 31,
	2010	2009	2008

Salaries and related expenses	20,009	20,029	19,780
Packaging and shipping to customers	9,445	8,095	6,512
Maintenance and rent	9,408	7,961	8,408
Vehicles	2,407	1,755	1,855
Advertising	307	250	126
Depreciation	455	(*) 619	(*) 587
Others	1,223	1,527	1,488
	43,254	40,236	38,756

(*)	Reclassified.

 HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 21  -    GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2010	2009	2008

Salaries and related expenses	4,934	4,356	4,025
Office maintenance	125	234	147
Professional and management fees	1,474	1,549	1,413
Depreciation	93	48	57
Bad and doubtful debts	3,837	2,599	1,334
Other	3,782	2,040	2,764
	14,245	10,826	9,740

NOTE 22   -    FINANCE COSTS

	Year ended December 31,
	2010	2009	2008

A. Financing income:
Interest income	-	104	415
Foreign currency gains (see note C)	4,293	-	5,474
Total financing income	4,293	104	5,889

B. Financing costs:
Interest expenses
Interest on bank loans	5,797	8,329	13,134
Interest on defined benefit arrangements (see note 15)	65	61	362
Foreign currency losses (see note C)	-	2,973	-
Total interest expenses	5,862	11,363	13,496
Net finance cost	1,569	11,259	7,607

C. Foreign Exchange
The amounts credited to the consolidated income statement are presented below:
Included in net financing costs
Foreign currency gains (losses)	3,861	(159)	3,092
Fair value gains (losses) on forward foreign exchange contracts (see note 25)	432	(2,814)	2,382
Net foreign currency gains (losses)	4,293	(2,973)	5,474

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -    INCOME TAXES

A.
The Company and its Subsidiaries are taxed according to the provisions of The Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985. The Company is an industrial company in conformity with the Law for the Encouragement of Industry (Taxes), 1969. The major benefit the Company is entitled to under this law is accelerated depreciation rates.

B.	Composition

	Year ended December 31,
	2010	2009	2008

Current taxes	8,162	3,614	97
Deferred taxes (D. below)	(876)	(3,003)	7,030
	7,286	611	7,127

C.	Reconciliation of the statutory tax rate to the effective tax rate

	Year ended December 31,
	2010	2009	2008

Income before income taxes	29,358	29,282	26,483

Statutory tax rate	25%	26%	27%

Tax computed by statutory tax rate	7,340	7,613	7,150
Tax increments (savings) due to:
Non-deductible expenses	-	-	75
Loss on disposal not recognized as deferred tax asset	-	-	158
Utilization of tax losses not previously recognized	-	(483)	-
Change in tax rate	-	(6,379)	-
Differences arising from basis of measurement	(54)	(140)	(256)
	7,286	611	7,127

D.	Deferred Taxes

	Year ended December 31,
	2010	2009	2008

Balance as of beginning of year	(22,704)	(24,274)	(18,677)
Charged to the consolidated income statements	876	3,003	(7,030)
Charged directly to equity	-	(1,433)	1,433
Balance as of end of year	(21,828)	(22,704)	(24,274)

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23   -    INCOME TAXES (Cont.)

E.	Deferred Taxes (cont.)

	As of December 31,
	2010	2009	2008

Deferred taxes arise from the following:

Allowance for doubtful accounts	1,680	949	744
Vacation and recreation pay	1,726	1,709	1,586
Carry forward tax losses	-	-	2,533
Depreciable fixed assets	(25,255)	(25,412)	(30,624)
Accrued severance pay, net	21	50	54
Cash flow hedges	-	-	1,433
	(21,828)	(22,704)	(24,274)

For 2010 - Deferred taxes were computed at rates between 24%-18%, primarily - 24%.

Deferred taxes are not recognized in respect of all losses of subsidiaries amounted to NIS 589 thousands as of December 31, 2010.

F.	The Company and its Subsidiaries have tax assessments that are final through the 2005 tax year.

G.
Measurement of results for tax purposes under the Income Tax (Inflationary Law, 1985 (hereafter - the inflationary adjustments law)

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

G.
In July 2005, the Israeli Knesset passed the Law for Amending the Income Tax Ordinance (No. 147), 2005, according to which commencing in 2006 the corporate income-tax rate would be gradually reduced, for which a 31% tax rate was established, through 2010, in respect of which a 25% tax rate was established.

H.
On July 23, 2009 the Knesset (The legislative branch of the Israeli government), passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 2010) – 2009, which stipulates, inter alia, and additional gradual reduction in the rate of companies tax to 18% in the 2016 tax year and thereafter. According to these amendments, the rate of Group tax applying to the 2010 tax year and thereafter are as follows: 2010 tax year – 25%, 2011 tax year – 24%, 2012 tax year – 23%, 2013 tax year – 22%, 2014 texture – 21%, 2015 tax year – 20%, , and in the 2016 tax year and thereafter there will be companies tax rate of 18%. The change in the tax rates have decreased the deferred taxes liability as of December 31, 2009 in the amount of NIS 6,379 thousand.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 23  -    INCOME TAXES (Cont.)

I.
On the 29th December, 2010 the Knesset ratified the Economic Policy 2011-2012 Law (amendments), 2011 that was published in the articles on the 6th January, 2011. Within this law, the Law for the Encouragement of Capital Investments – 1959 was amended (hereafter "amendment"). According to the amendment the different income tax channels were abolished & instead fixed income tax rates on the industrial taxable income were set as follows:

2011-2012: 15% (area "A" – 10%)
2013-2014: 12.5% (area "A" – 7%)
2015 onwards: 12% (area "A" -6%)

These amendments came in force as from 1st January, 2011. Each company is entitled to choose whether to be included within this amendment & to forego the outstanding benefits of the previous law or to waive this amendment.

The company has uncertainty as to its ability to confirm to the amendments stipulations &, as such, has not recognized the tax income derived from the amendment.

NOTE 24   -   DIVIDEND

On August 11, 2010 a dividend of 1.2 million EUR was paid to shareholders (1,200 EUR per share).

On December 30, 2010 the company declared a dividend distribution of 1.8 million EUR to shareholders (1,800 EUR per share). The dividend was paid on January 31, 2011. (See note 27).

NOTE 25   -   FINANCIAL INSTRUMENTS

A.
Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

B.	Categories of financial instruments

	As of December 31,
	2010	2009
Financial assets
Loans and receivables (including cash and cash equivalents)	189,564	202,037

Financial liabilities
Derivative instruments	-	432

Amortized cost	296,581	263,827

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25  -    FINANCIAL INSTRUMENTS (Cont.)

C.	Credit risk

The Group's cash and cash equivalents as of December 31, 2010 and 2009 are deposited mainly with major banks. The group considers the credit risks in respect of these balances to be remote.

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

Total amount of trade receivables insured against credit insurance is NIS 55,564 thousands as of December 31, 2010. (2009: NIS 50,632 thousands).

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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25   -   FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk (cont.)

Maturity profile of outstanding financial liabilities'

	1 year	1-2 years	2-5 years	Total
2010
Supplier payables	182,182	-	-	182,182
Borrowings'	97,375	3,062	7,355	107,729
Dividend declared	8,528	-	-	8,528
Total	288,085	3,062	7,355	298,502

2009
Supplier Payables	170,337	-	-	170,337
Borrowings'	81,027	4,318	10,419	95,764
Total	251,364	4,318	10,419	266,101

Average days of credit for trade payables are 114 days.

E.	Exchange rate risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at reporting date are as follows:

	Liabilities		Assets
	2010	2009	2010	2009
	NIS	NIS	NIS	NIS

USD	77,408	56,020	27,852	37,692
EUR	26,391	20,681	1,694	1,079

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

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25   -   FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (cont.)

	USD Impact	EUR Impact
	2010	2010
	NIS	NIS

Profit or loss (1)	4,956	2,470

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

F.	Fair value of financial instruments

The financial instruments of the Group consist of non derivative assets and liabilities. Non-derivative assets include cash and cash equivalents, receivables and other current assets. Non-derivative liabilities include short-term bank credit, trade payables, other current liabilities and long-term loans from banks.  Due to the nature of these financial instruments, their fair value, generally, is identical or close to the value at which they are presented in the financial statements, unless stated otherwise.

The fair value of the long-term loans approximates their carrying value, since they bear interest at rates close to the prevailing market rates.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 25   -   FINANCIAL INSTRUMENTS (Cont.)

G.	Linkage Terms of Financial Instruments

	December 31, 2010			December 31, 2009
	In, or linked to, foreign currency (mainly Dollar and Euro)	Linked to the Israeli CPI	Not Linked	In, or linked to, foreign currency (mainly Dollar and Euro)	Linked to the Israeli CPI	Not Linked
	NIS in thousands			NIS in thousands
Assets:
Cash and cash equivalents	12,484	-	627	12,379	-	4,697
Trade and other receivables	17,062	-	159,391	26,392	-	158,839
	29,546	-	160,018	38,771	-	163,536
Liabilities:
Short-term credit from banks	-	-	92,852	-	-	69,440
Trade and other payables	103,799	27,662	59,249	76,269	39,230	54,838
Other financial liabilities	-	-	-	432	-	-
Long term loans (including current maturities)	-	-	13,019	-	3,653	19,965
	103,799	27,662	165,120	76,701	42,882	144,243

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26   -    RELATED PARTIES

The Group is owned by Hadera Paper Ltd (The "Parent Company") (75%) and Neusiedler Holding (25%). See note 2(a).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Transactions with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	Year ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Sales to related parties	37,972	23,453	-	-

Purchases of goods	-	-	1,780	6,225

Cost of sales	84,644	85,709	2,494	1,818

Selling expenses, net
(Participation in selling expenses, net)	-	-	-	166

General and administrative expenses	2,823	3,020	-	-

Financing expenses ,net	2,045	3,349	-	-

B.	Balances with Related Parties

	Hadera Paper and its subsidiaries		Neusiedler Holding and its subsidiaries
	As of December 31,		As of December 31,
	2010	2009	2010	2009

Dividend declared	4,255	-	4,273	-
Trade payables	54,455	57,595	796	2,752
Other payables and accrued expenses	-	-	-	166

C.	(1)
The Group leases its premises from Hadera Paper and receives services (including energy, water, maintenance and professional services) under agreements, which are renewed based on shareholders agreements. See also Note 16A above.

(2)	The Group pays commissions to Mondi Neusiedler GmbH for pulp purchase.

HADERA PAPER - PRINTING & WRITING PAPER LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(NIS in thousands)

NOTE 26  -    RELATED PARTIES (Cont.)

D.	Compensation of key management personnel

Total remuneration of key management during the year was as follows:

	Year ended December 31,
	2010	2009

Short term benefits	6,030	5,175
Share options	530	648
	6,560	5,823

The Company's senior management was rewarded by allotment of Mondi Plc's and Hadera Paper's share options. The cost of the benefit was determined as the fair value on the grant day and this amount is being charged to the income statement over the vesting period. The company's debt resulting from the grant will be paid in cash to both shareholders.

The fair value of the options granted as aforementioned was estimated by applying the economic models.

NOTE 27   -   SUBSEQUENT EVENTS

On January 31, 2011 the Company paid dividend of 1.8 million EUR to shareholders (1,800 EUR per share). The dividend was declared on December 30, 2010.

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

HOGLA-KIMBERLY LTD.
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010

Brightman Almagor Zohar Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Hogla-Kimberly Ltd.

We have audited the accompanying consolidated statements of financial position of Hogla-Kimberly Ltd. (“the Company”) as of December 31, 2010 and 2009, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated changes in shareholders' equity and consolidated statements of cash flows of the Company for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the statements of financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated income statements, consolidated statements of comprehensive income, consolidated changes in shareholders' equity and the consolidated statements of cash flows of the Company, for each of the three years then ended, in conformity with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Brightman Almagor  Zohar & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Israel
23 February, 2011

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT
OF FINANCIAL POSITION
(NIS in thousands)

		As of December 31,
	Note	2 0 1 0	2 0 0 9
Current Assets
Cash and cash equivalents	4	16,732	106,996
Trade receivables	5	289,094	289,680
Inventories	6	241,803	180,631
Current tax assets	22	54	-
Other current assets	7	7,178	5,757
		554,861	583,064
Non-Current Assets
VAT Receivable		51,223	47,171
Property plant and equipment	8A	350,560	334,604
Goodwill	9	17,033	18,650
Employee benefit assets	10	639	517
Deferred tax assets	22	3,864	4,899
Prepaid expenses for operating lease	8B	1,637	1,765
		424,956	407,606
		979,817	990,670
Current Liabilities
Borrowings	11	36,640	25,977
Trade payables	12	329,916	296,359
Employee benefit obligations	10	12,810	12,855
Current tax liabilities	22	22,583	26,631
Dividend payables		5,000	40,000
Other payables and accrued expenses	13	44,054	57,873
		451,003	459,695
Non-Current Liabilities
Borrowings	12	6,941	33,736
Employee benefit obligations	10	7,899	7,515
Deferred tax liabilities	22	35,370	33,631
		50,210	74,882
Commitments and Contingent Liabilities	14
Capital and reserves	15
Issued capital		265,246	265,246
Reserves		(82,338)	(60,156)
Retained earnings		295,696	251,003
		478,604	456,093
		979,817	990,670

G .Calvo Paz	O. Lux	A. Melamud
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the financial statements: 23 February, 2011.

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
(NIS in thousands)

		Year ended December 31,
	Note	2 0 1 0	2 0 0 9	2 0 0 8

Revenue	16	1,697,509	1,726,627	1,608,576
Cost of sales	17	1,165,219	1,164,949	1,097,567

Gross profit		532,290	561,678	511,009

Operating costs and expenses

Selling and marketing expenses	19	288,061	304,776	308,737
General and administrative expenses	20	62,357	63,097	66,519
Other income	18	(4,731)	-	-
		345,687	367,873	375,256

Operating profit		186,603	193,805	135,753

Finance expenses	21B	(8,110)	(3,041)	(12,355)
Finance income	21A	12,104	4,557	13,702
Finance expenses, net		3,994	1,516	1,347

Profit before tax		190,597	195,321	137,100

Income taxes charge	22	(45,904)	(44,226)	(47,473)

Profit for the year		144,693	151,095	89,627

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(NIS in thousands)

	Year Ended December, 31
	2 0 1 0	2 0 0 9	2 0 0 8

Profit for year	144,693	151,095	89,627
Exchange differences arising on translation of foreign operations	(21,341)	(1,375)	(52,096)
Cash flow hedges	(2,315)	766	(572)
Transfer to profit or loss from equity on cash flow hedge	1,192	(2,270)	4,081
Income tax relating to components of other comprehensive income	282	403	(987)

Other comprehensive income (loss) for the year (net of tax)	(22,182)	(2,476)	(49,574)

Total comprehensive income for the year	122,511	148,619	40,053

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2010

Balance - January 1, 2010	29,638	235,608	(60,228)	72	251,003	456,093
Profit for the year	-	-	-	-	144,693	144,693
Exchange differences arising on translation of foreign operations	-	-	(21,341)	-	-	(21,341)
Cash flow hedges	-	-	-	(841)	-	(841)
Dividend	-	-	-	-	(100,000)	(100,000)
Balance - December 31, 2010	29,638	235,608	(81,569)	(769)	295,696	478,604

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2009

Balance - January 1, 2009	29,638	235,608	(58,853)	1,173	233,423	440,989
Profit for the year	-	-	-	-	151,095	151,095
Exchange differences arising on translation of foreign operations	-	-	(1,375)	-	-	(1,375)
Cash flow hedges	-	-	-	(1,101)	-	(1,101)
Dividend	-	-	-	-	(133,515)	(133,515)
Balance - December 31, 2009	29,638	235,608	(60,228)	72	251,003	456,093

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(NIS in thousands)

	Share capital	Capital reserves	Foreign currency translation reserve	Cash flow hedges	Retained earnings	Total

Year ended December 31, 2008

Balance - January 1, 2008	29,638	235,608	(6,757)	(1,349)	143,796	400,936
Profit for the year	-	-	-	-	89,627	89,627
Exchange differences arising on translation of foreign operations	-	-	(52,096)	-	-	(52,096)
Cash flow hedges	-	-	-	2,522	-	2,522
Balance - December 31, 2008	29,638	235,608	(58,853)	1,173	233,423	440,989

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Cash flows – operating activities
Net income for the year	144,693	151,095	89,627
Adjustments to reconcile operating profit to net cash provided by operating activities (Appendix A)	(22,424)	90,548	12,972
Net cash generated by operating activities	122,269	241,643	102,599

Cash flows – investing activities
Acquisition of property plant and equipment	(62,564)	(42,484)	(53,334)
Proceeds from disposal of Property plant and equipment	168	32	4,851
Proceeds from realization of trademark	3,131	-	-
Repayment of capital note by shareholders	-	32,770	-
Interest received	2,532	1,495	1,525
Net cash used in investing activities	(56,733)	(8,187)	(46,958)

Cash flows – financing activities
Dividend paid	(135,000)	(93,515)	-
Borrowings received	-	-	82,947
Borrowing paid	(25,307)	(23,904)	-
Short-term bank credit	9,975	(28,139)	(124,286)
Interest paid	(4,048)	(3,381)	(8,353)
Net cash used in financing activities	(154,380)	(148,939)	(49,692)

Net increase (decrease) in cash and cash equivalents	(88,844)	84,517	5,949
Cash and cash equivalents – beginning of year	106,996	23,219	23,082
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,420)	(740)	(5,812)
Cash and cash equivalents - end of year	16,732	106,996	23,219

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
A. Adjustments to reconcile operating profit to net cash provided by operating activities

Finance expenses adjustments to profit	1,516	4,426	6,828
Taxes on income recognized in profit and loss	45,904	44,226	47,473
Depreciation and amortization	31,195	29,213	24,367
Capital loss on disposal of property, plant and equipment	991	948	2,878
Effect of discounting capital note to shareholder	-	-	(1,560)
Capital gain from realization of trademark	(3,131)	-	-

Changes in assets and liabilities:
Decrease (Increase) in trade receivables	(13,419)	(19,566)	5,465
Decrease (Increase) in other current assets	(1,485)	597	3,872
Decrease (Increase) in inventories	(68,657)	54,144	(66,659)
Increase in trade payables	33,914	11,927	18,407
Net change in balances with related parties	27,266	(12,911)	1,339
Increase (Decrease) in other payables and accrued expenses	(21,357)	12,303	3,195
Effect of exchange rate differences on dividend payables	-	(2,540)	-
Decrease in other long term asset	(8,795)	(5,947)	(9,163)
Change in employee benefit obligations, net	507	1,089	5,414
	24,449	117,909	41,856
Income taxes received	7,273	10,880	7,065
Income taxes paid	(54,146)	(38,241)	(35,949)
	(22,424)	90,548	12,972

The accompanying notes are an integral part of the consolidated financial statements.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 1	-	DESCRIPTION OF BUSINESS AND GENERAL

A.	Description Of Business

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Basis of preparation

Until December 31, 2003, Israel was considered a country in which hyper-inflation conditions exist. Therefore, non-monetary balances in the balance sheet were presented on the historical nominal amount and were adjusted to changes in the exchange rate of the U.S. dollar. As of December 31, 2003 when the economy ceases to be hyper-inflationary and the Company no longer adjusted its financial statements to the U.S. dollar, the adjusted amounts as of this date were used as the historical costs. The financial statements were edited on the basis of the historical cost, except for:

•	Assets and liabilities measured by fair value and derivative financial instruments.

•	Inventories are stated at the lower of cost and net realizable value.

•	Property, plant and equipment and intangibles assets are presented at the lower of the cost less accumulated amortizations and the recoverable amount.

•	Liabilities to employees as described in note 2Q.

C.	Foreign currencies

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

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

Following are the changes in the representative exchange rates of the U.S. dollar vis-a-vis the NIS and the Turkish Lira and in the Israeli Consumer Price Index (“CPI”):

As of:	Turkish Lira exchange rate vis-a-vis the U.S. dollar (TL’000 per $1)	Representative exchange rate of the dollar (NIS per $1)	CPI “in respect of” (in points)

December 31, 2010	1,560	3.549	117.38
December 31, 2009	1,515	3.775	114.77
December 31, 2008	1,521	3.802	110.55

Increase (decrease) during the:	%	%	%
Year ended December 31, 2010	2.97	(5.99)	2.3
Year ended December 31, 2009	(0.4)	(0.71)	3.7
Year ended December 31, 2008	29.38	(1.14)	3.9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations

(1)	Standards and Interpretations Affecting Amounts Reported in the Current Period (and/ or prior periods) Standards Affecting Presentation and Disclosure

IAS 1 - Presentation of Financial Statements

Amendment IAS 1 "presentation of financial statements", which stipulates that changes in the components of the other comprehensive income will be presented in the statement of changes in equity or in the notes to the financial statements, according to the company's policy.

In accordance to the above, the company presents the changes in the components of the other comprehensive income in the changes in shareholder equity statements.

IAS 36

The amendment to IAS 36 "Impairment of Assets" clarifies that in allocation of goodwill to cash-generating units or to groups of cash-generating units for impairment examination, each unit or group of units will not be larger than a segment, before grouping segments with similar economic characteristics to one segment. The amendment is implemented by way of "From now on" annual reporting periods beginning on January 1, 2010 or thereafter. The financial statements have not been effected by the amendment.

IAS 17 - "Leases"

According to the amendment land lease will be classified as operating lease or finance lease according to the standard's general guidance .

The amendment is effective commencing January 1 , 2010.

The amendment have no material effect on the financial statements

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective

IFRS 2

The amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award.

IFRS 7 - Disclosures of Financial Instruments

The amendments to IFRS 7 clarify the required level of disclosures about credit risk and collateral held and provide relief from disclosures previously required regarding renegotiated loans. The Group has applied the amendments in advance of their effective date (annual periods beginning on or after 1 January 2011).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective(Cont)

IFRS 9 “Financial Instruments”

The new Standard provides for the classification and measurement of financial assets and liabilities. In accordance with the Standard, all financial assets are to be treated as follows:

•
Debt instruments will be classified and measured subsequent to initial recognition at amortized cost or at fair value through profit or loss.  The mode of measurement will be determined based on the entity’s business model for managing financial assets and in accordance with the characteristics of the contractual cash flows deriving from such financial assets.

•
A debt instrument which, according to the criteria, is measured at amortized cost may only be designated at fair value through profit or loss if such designation eliminates inconsistencies in the recognition and measurement that would have arose had the asset been measured at amortized cost.

•	Equity instruments will be measured at fair value through profit or loss.

•
Equity instruments may be designated at fair value through profit or loss, with any gains or losses being recognized in other comprehensive income.  Instruments that have been designated as aforesaid will cease to be tested for impairment and any related gain or loss will not be recognized in profit or loss, including in the event of disposal.

•
Embedded derivatives in financial assets will not be separated from the host contract.  Instead, hybrid contracts will be measured as a whole at amortized cost or at fair value, in accordance with the business model and the contractual cash flows criteria.

•	Debt instruments will be reclassified from amortized cost to fair value and vice versa only if the entity changes its business model for managing financial assets.

•
Investments in equity instruments that are not quoted on an active market, including derivatives on such assets, will be measured solely at fair value. The alternative measurement at cost under certain circumstances has been eliminated. Nevertheless, the Standard determines that, under limited circumstances, cost may be an appropriate estimate of fair value.

The Standard also prescribes the following provisions with respect to financial liabilities:

•
The change in the fair value of a financial liability that is designated at fair value through profit or loss upon initial recognition, which is attributed to changes in the credit risk of the liability, is recognized directly in other comprehensive income, unless such recognition gives rise to or increases accounting disparity.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 2	-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

S.	Adoption of new and revised Standards and interpretations (Cont)

(2)	Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective (Cont)

•	Upon the repayment or settlement of a financial liability, the amount of the fair value recognized in other comprehensive income will not be classified to profit or loss.

•
All derivatives, whether assets or liabilities, will be measured at fair value, including a derivative financial instrument that constitutes a liability, which is related to an unquoted equity instrument for which a fair value cannot be determined reliably.

The provisions of the Standard are to be applied retrospectively, other than in a number of exceptions provided for in the Standard, to annual reporting periods commencing on January 1, 2013 or thereafter.  Early adoption is permitted.

Entities that opt for early adoption of the Standard prior to January 1, 2012 are not required to apply the Standard retrospectively.  Additionally, subject to the transitional provisions of the Standard, early adoption solely of the provisions of the Standard with respect to financial assets, excluding the aforesaid provisions relating to financial liabilities, is permissible.

The Company’s management estimates that the effect of the adoption of the Standard on the financial statements of the Group will be unsignificant.

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 3	-	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (Cont)

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

The carrying amount of goodwill at the balance sheet date was NIS 17 million.

Useful lives of property, plant and equipment

As described at 2G above, the Group reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period.

Contingent liabilities

As of December 31, 2010 the company has a legal dispute with the tax authorities in Turkey regarding tax inspection that was performed during 2009.(see note 14)

According to the tax report the company need to pay additional tax and penalties  in the amount of 90 million Dollar. The company's management , based on the legal advisors, estimates that the possibility of a negative cash flow is not probable therefore did not provide any provisions.

C.	Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Employee retirement benefits

The present value of the employee retirement benefits is based on an actuarial valuation using many assumptions inter alia the capitalization rate. Changes in the assumptions may influence the book value of the liabilities for retirement benefits.  The Company determines the capitalization rate once a year based on the basis of the capitalization rate of government bonds. Other key assumptions are based on the current prevailing terms in the market and the past experience of the Company (see also note 10).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 4	-	CASH AND CASH EQUIVALENTS

	As of December 31,
	2010	2009
	NIS in thousands

Cash in banks	747	1,788
Short term bank deposits	15,985	105,208
Cash and cash equivalents	16,732	106,996

NOTE 5	-	TRADE RECEIVABLES

Composition

	As of December 31,
	2010	2009
	NIS in thousands

Domestic - Open accounts	177,147	179,902
- Checks receivable	40,979	38,957
- Related parties	1,519	940
	219,645	219,799

Foreign - Open accounts	45,450	38,470
- Related parties	26,489	34,742
	71,939	73,212
	291,584	293,011
Less - allowance for doubtful accounts	2,490	3,331
	289,094	289,680

The average credit period on sales of goods is 65 days.

For each customer, where possible, the Company checks its credit rating with an external credit rating companies to assess the potential customer’s credit quality and help in defining its credit limit. Credit limit for each customer is determined and approved according to the Company's policy taking into account its rating and collaterals.

Of the trade receivables balance at the end of the year, 40.3 million NIS (2009: 49.4 million) is due from Company A, and 27.8 million Nis (2009: 36 million) is due from customer B which are the Group’s largest customers .There are no other customers who represent more than 10% of the total balance of trade receivables.

Hogla Kimberly exposure to credit and currency risks and impairment losses related to trade and other receivables are disclosed in note 23.

Included in the Group's trade receivable balance, are debtors with a carrying amount of NIS 9,415 thousands which are past due at the reporting date for which the Group has not provided as there has not been a significant change in credit quality and the amounts are still considered recoverable. The Group is insured for NIS 130 million of these balances.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 5	-	TRADE RECEIVABLES (Cont.)

Ageing of past due but not impaired

As of December 31, 2010

30-90 days	931
More then 90 days	8,484
9,415

Movement in provision for doubtful debts during the year

	As of December 31
	2010	2009
	NIS in thousands

Balance at beginning of the year	3,331	7,465
Impairment losses recognized on receivables	112	315
Amounts written off as uncollectible	(379)	(2,943)
Amounts recovered during the year	(439)	(1,506)
Foreign currency exchange rate differences	(135)	-

Balance at end of the year	2,490	3,331

NOTE 6	-	INVENTORIES

Composition

	As of December 31,
	2010	2009
	NIS in thousands

Raw and auxiliary materials	114,281	80,660
Finished goods	106,345	79,012
Spare parts and other	21,177	20,959
	241,803	180,631

In 2010 raw materials and changes in finished goods recognized as cost of sales amounted to NIS 618,740 (2009 – NIS 597,791).

As of December 31, 2010 and 2009 allowance for impairment of inventory amounted to NIS 7.1and NIS 5.7 million, respectively.

All Finish goods and Raw and auxiliary materials inventories are expected to be recovered in period of no more than twelve months.

NOTE 7	-	OTHER CURRENT ASSETS

	As of December 31,
	2010	2009
	NIS in thousands

Prepaid expenses	2,913	2,976
Loans to employees	489	473
Other	3,776	2,308
	7,178	5,757

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 8	-	PROPERTY PLANT AND EQUIPMENT

A.	Composition and movement

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2010	53,267	18,150	515,556	12,338	14,440	613,751
Changes during 2010:
Additions	890	1,328	52,342	-	1,035	55,595
Dispositions	(211)	-	(7,392)	(667)	(124)	(8,394)
Foreign currency translation adjustments	(2,624)	(105)	(7,568)	(75)	(472)	(10,844)
Balance - December 31, 2010	51,322	19,373	552,938	11,596	14,879	650,108

Accumulated depreciation:
Balance - January 1, 2010	21,323	9,538	225,707	11,225	11,354	279,147
Changes during 2010:
Additions	1,313	1,535	26,731	460	1,028	31,067
Dispositions	(183)	-	(6,310)	(666)	(76)	(7,235)
Foreign currency translation adjustments	(478)	(106)	(2,464)	(75)	(308)	(3,431)
Balance - December 31, 2010	21,975	10,967	243,664	10,944	11,998	299,548

Net book value:
December 31, 2010	29,347	8,406	309,274	652	2,881	350,560

			Machinery		Furniture
	Buildings	Improvements	Equipment	Vehicles	Equipment	Total
	NIS in thousands
Cost:
Balance - January 1, 2009	51,090	15,718	482,521	12,343	13,862	575,534
Changes during 2009:
Additions	2,412	2,431	42,428	-	618	47,889
Dispositions	(130)	-	(8,984)	-	(18)	(9,132)
Foreign currency translation adjustments	(105)	1	(409)	(5)	(22)	(540)
Balance - December 31, 2009	53,267	18,150	515,556	12,338	14,440	613,751

Accumulated depreciation:
Balance - January 1, 2009	20,208	8,241	209,087	10,663	10,161	258,360
Changes during 2009:
Additions	1,268	1,293	24,732	567	1,218	29,078
Dispositions	(130)	-	(8,004)	-	(18)	(8,152)
Foreign currency translation adjustments	(23)	4	(108)	(5)	(7)	(139)
Balance - December 31, 2009	21,323	9,538	225,707	11,225	11,354	279,147

Net book value:
December 31, 2009	31,944	8,612	289,849	1,113	3,086	334,604

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 8	-	PROPERTY PLANT AND EQUIPMENT (Cont.)

B.	Prepaid expenses for operating lease

Hogla-Kimberly leased land in Afula from the Israel Land Administration on January 1988 at the amount of NIS 4,600 thousand, the end of the leasing period is September 2023.

	As of December 31,
	2 0 1 0	2 0 0 9
	NIS in thousands

Prepaid expenses for operating leases as of January, 1988	4,600	4,600
Accumulated expenses recognized in profit and loss	(2,963)	(2,835)
	1,637	1,765

NOTE 9	-	INVESTMENTS IN SUBSIDIARIES

A.	Goodwill

	As of December 31,
	2 0 1 0	2 0 0 9
	NIS in thousands

Cost	26,009	26,009
Translation adjustments	(8,976)	(7,359)
	17,033	18,650

B.	Annual impairment test

The goodwill is allocated to KCTR's activity, which is the cash generating unit for the purpose of calculating the recoverable amount.

The recoverable amount value is based on the fair value of investment in KCTR less cost to sell, calculated by five years DCF forecast approved by the company's management and based on the following assumptions, determined by KC experience in similar markets. :

1.	Long term growth ratio of 2.5%.
2.	Weighted cost of capital of 14.5%.

C.	Investment in Kimberli Clark Tuketim Mallari Sanayi Ve Ticaret A.Ş. ("KCTR")

As of December 31, 2010 and 2009, the Group’s investment in KCTR (a Turkish Subsidiary) amounted to NIS 224,099 and NIS 250,813 thousand respectively (including (including goodwill – see above). In recent years KCTR incurred significant losses from operations.

The company examined the investment in KCTR for impairment in accordance to its revocable amount.

Based on the said examination, the company's business forecast and estimates made, no impairment is required. (see note 10 B above)

During years 2005 - 2010, the Company provided KCTR NIS 583,758 thousand for the continuation of its on going operations. In addition, the Company has committed to financially support KCTR in 2011.  Such finance support may be granted to KCTR either by cash injections, long-term loans, or guaranties if required so by banks according to the financing needs of KCTR.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 9	-	INVESTMENTS IN SUBSIDIARIES (Cont.)

D.	Consolidated Subsidiaries

The consolidated financial statements as of December 31, 2010, include the financial statements of the following Subsidiaries:

Ownership and control as of December 31, 2010
%

Hogla-Kimberly Marketing Ltd. (“Marketing”)	100

Kimberly Clark Tuketim Mallari Sanayi Ve Ticaret A.Ş. (“KCTR”)	100
Mollet Marketing Ltd. (“Mollet”)	100
H-K Overseas (Holland) B.V. (*)	100
Hogla-Kimberly Holding Anonim Sirketi (*)	100

(*) The company is inactive.

NOTE 10	-	EMPLOYEE BENEFITS

A.	Composition

	As of December 31,
	2 0 1 0	2 0 0 9
	NIS in thousands

Post Employment Benefits:
Severance pay benefits:
Severance pay liability	4,759	4,176
Less – Amounts deposited with a general fund	(2,205)	(2,160)
Severance pay net	2,554	2,016

Liability for early retirement	3,410	4,237

Benefits to retirees	2,308	1,910

Other short term employee benefits:

Liability for vacation pay	11,798	11,690

Stated in the balance sheet as follows:
Non current Assets	639	517
Short-term Liabilities	12,810	12,855
Long-term Liabilities	7,899	7,515
	20,070	19,853

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 10	-	EMPLOYEE BENEFITS (Cont.)

B.	Defined contribution plan

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

During the year 2010 a sum of NIS 22,623 thousand was recognized in the income statement due to the defined contribution plan.

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

Severance pay provisions resulting from the Israeli companies and included in the financial statements of the group are due to increased severance pay which are not covered by deposits made on monthly basis. In respect of this part of the obligation, there is a reserve deposited in the Company's name in a recognized compensation fund

Under the Turkish Labor Law, the Company is required to pay employment termination benefits to each employee who has qualified. Also, employees are required to be paid their retirement pay provisions who retired by gaining right to receive retirement pay provisions according to current 506 numbered Social Insurance Law’s 6 March 1981 dated, 2422 numbered, 25 August 1999  dated and 4447 numbered  with 60th article that has been changed. Some transition provisions related to the pre-retirement service term was excluded from the law since the related law was changed as of 23 May 2002.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 10	-	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (Cont.)

1.	The group's Severance pay liability. (Cont.)

The principal assumptions used for the Severance pay liability in Israel actuarial valuations were as follows:

	Valuation at
	2010	2009

Discount rate	4.88%	5.47%
Expected rate of inflation	2.81%	2.64%
Expected rate of salary increase	4.25%	4.25%

The provisions at the respective balance sheet dates in Turkish subsidiary have been calculated assuming an annual inflation rate of 5.1% and a discount rate of 10%, the anticipated rate of forfeitures is considered.

The amounts recognized in profit or loss in respect of Severance pay liability are as follows:

	Year ended December 31,
	2010	2009	2008
	NIS in thousands

Current service cost	1,293	1,257	2,724
Interest on obligations	232	192	135
Actuarial losses recognized during the year	17	143	51
Benefit paid during the year	(669)	(744)	(440)
Foreign currency translation affect	(290)	(13)	(271)
	583	835	2,199

The amount included in the balance sheet arising from the entity's obligation in respect of Severance pay liability is as follows:

	As of December 31,
	2010	2009
	NIS in thousands

Present value of Severance pay liability	4,759	4,176

The amount of Severance pay liability of 4,759 consists of: NIS 3,194 thousands (2009 – NIS 2,533 thousands) due to severance pay liability for of the Turkish subsidiary employees according to the Turkish law and NIS 1,565 thousand(2009 – NIS 1,643 thousands) due to liability for increased severance pay for certain employees according to a collective agreement.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 10	-	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

1.	The group's Severance pay liability. (Cont.)

Movements in the present value of Severance pay liability in the current period were as follows:

	As of December 31,
	2010	2009
	NIS in thousands

Opening defined benefit obligation	4,176	3,341
Current service cost	1,293	1,257
Interest cost	232	192
Actuarial losses	17	143
Benefit paid during the year	(669)	(744)
Foreign currency translation affect	(290)	(13)
Closing defined benefit obligation	4,759	4,176

2.	Benefits to retirees of holiday vouchers.

The financial statements include liability to benefits given to retirees – holiday gifts.

Employees who are not temporary are entitled to received holiday vouchers, after retirement, until the end of their life. In cases of death, the remaining spouses are entitled to receive the benefits until the end of their life.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	Valuation at
	2010	2009

Discount rate	4.88%	5.54%
Expected rate of inflation	2.81%	2.61%
Expected rate of leaving	2.6%-15.1%	2.6%-15.1%

The amounts recognized in profit or loss in respect of these defined benefit plans are as follows:

	Year ended December 31,
	2010	2009	2008
	NIS in thousands

Current service cost	43	59	48
Interest on obligations	106	105	92
Actuarial losses recognized in the year	363	68	58
Benefit paid during the year	(114)	(112)	(104)
	398	120	94

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 10	-	EMPLOYEE BENEFITS (Cont.)

D.	Defined benefit plans (cont.)

2.	Benefits to retirees of holiday vouchers (Cont.)

The amount included in the balance sheet arising from the entity's obligation in respect of its benefits to retirees' plans is as follows:

	As of December 31,
	2010	2009
	NIS in thousands

Present value of funded defined benefit obligation	2,308	1,910

Movements in the present value of the defined benefit obligation in the current period were as follows:

	As of December 31,
	2010	2009
	NIS in thousands

Opening defined benefit obligation	1,910	1,995
Current service cost	43	31
Interest cost	106	100
Actuarial losses	363	59
Benefits paid	(114)	(275)
Closing defined benefit obligation	2,308	1,910

E.	Other short term employee benefits

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

The amount included in the balance sheet arising from the entity's obligation in respect of early retirement is as follows:

	As of December 31,
	2010	2009
	NIS in thousands

Present value of funded defined benefit obligation	3,410	4,237

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 10	-	EMPLOYEE BENEFITS (Cont.)

F.	Early retirement (Cont)

Movements in the present value of early retirement in the current period were as follows:

	As of December 31,
	2010	2009
	NIS in thousands

Opening defined benefit obligation	4,237	5,009
Interest cost	207	220
Additions	163	402
Benefits paid	(1,197)	(1,394)
Closing defined benefit obligation	3,410	4,237

Stated in balance sheet	As of December 31,
	2010	2009
	NIS in thousands

Short term liabilities	1,013	1,165
Long term liabilities	2,397	3,072
	3,410	4,237

NOTE 11	-	BORROWINGS

This Note provides information about the contractual terms of the interest-bearing loans and borrowings. For more information about the exposure of the Group to interest rate and foreign currency risks, see Note 23

A.	Composition

	December 31, 2010	December 31, 2009
	NIS thousands
Current liabilities to banks
Short-term borrowings	9,845	670
Current maturities of long term bank loans (*)	26,795	25,307
	36,640	25,977
Non-current liabilities to banks and others
Long tern bank loans	6,941	33,736
	43,581	59,713

(*)	The loans are not linked and bear interest at a variable rate. The principal of the loan and interest are paid quarterly.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 11	-	BORROWINGS (Cont.)

B.	Terms and debt repayment table

		Nominal interest	Current Liabilities		Non-Current liabilities
		rate (*)	December 31,		December 31,
			2010	2009	2010	2009
	Currency	%	NIS in thousands
Loans and borrowings from banks:
Borrowing:
NIS nominated	NIS	3.8-4.7	-	-	-	-
YTL nominated	YTL	7.8	9,845	670	-	-
Loans:
NIS nominated	NIS	3.5	26,795	25,307	6,941	33,736
			36,640	25,977	6,941	33,736

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

As of December 31, 2010 the Company meets all covenants agreed with banks.

As of December 31,
2 0 1 0
NIS in thousands
Maturities of long term loans
First year - 2011	26,795
Second year - 2012	6,941
33,736

NOTE 12	-	TRADE PAYABLES

	As of December 31,
	2 0 1 0	2 0 0 9
	NIS in thousands
In Israeli currency:
Open accounts	145,420	143,957
Related parties	32,767	28,611
In foreign currency:
Open accounts	115,085	95,164
Related parties	36,644	28,626
	329,916	296,358

The average credit period is 103 days.

Regarding exposure to currency risks are disclosed in note 23.

The Trade payables balance include an amount of NIS 8,485 Thousands (2009: NIS 15,454 thousands) due to fixed assets purchases.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 13	-	OTHER PAYABLES AND ACCRUED EXPENSES

	As of December 31,
	2 0 1 0	2 0 0 9
	NIS in thousands

Accrued payroll and related expenses	30,926	36,689
Value Added Tax	4,472	7,955
Advances from customers	142	278
Derivatives liabilities (*)	2,124	119
Sales Agent fee accrual	3,594	6,534
Other	2,796	6,298
	44,054	57,873

(*) Derivatives liabilities see note 23.

NOTE 14	-	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION

A.	Commitments

(1)	The Group is obligated to pay royalties to a shareholder - see also Note 24B.

(2)
The Company and its Subsidiaries lease a number of their facilities under operating leases for varying periods with renewal options. The Company does not have an option to purchase the leased assets at the end of the lease period .In addition the company has a vehicles lease agreement for the period between 2008-2014 Future minimum lease  and vehicles leasing rentals as of December 31, 2010 are as follows:

NIS in thousands

2011	27,846
2012-2015	86,665
2016 and thereafter	77,149
191,660

B.	Guarantees

(1)
As part of their normal course of business, the Company and its Subsidiaries provided third parties with bank guarantees for contract performance, the balance of which as of December 31, 2010 amounted to NIS 180 thousand.

(2)
A Subsidiary has given letter of guarantees to the local banks for a number of contingent liabilities that have arisen as a result of the Company’s importing transactions. The amount disclosed of NIS 2,425 thousands represents the aggregate amount of such contingent liabilities for which the Company as an importer is liable.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 14	-	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION (Cont.)

C.	Legal proceedings

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

On September 2007 a compromise was made between the trustees and the company, which was approved by the court, that the total approved debt of clubmarket to the company is NIS 23.9 million. Until December 31, 2010, NIS 11 million was received as part of the creditors' settlement.

There is not any remaining net balance of Clubmarket's debt as of December 31, 2010, that is in excess of the doubtful accounts provision recorded in the financial statements.

2.
On July 12, 2007 a lawsuit was filled against KCTR, a Hogla Kimberly subsidiary, by a former distributor, claiming financial loss caused to him. The amount claimed is approximately YTL 832 thousands (NIS 2,045 thousands).KCTR filed a counter claim for it's damage in the amount of approximately YTL 355 thousands ( NIS 873 thousands). Based on the Company’s legal counsels, management estimates that the Company has valid arguments to oppose the lawsuit, and it is probable that its arguments will be accepted. Therefore, no provision was recorded in the financial statements relating to this lawsuit.

3.	During 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 90 millions USD) including interest and penalty.

On July 2010, an amount of 264 thousands YTL was paid to Turkish Tax Authorities regarding settlement in the stamp duty issue.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is not probable, and therefore it will not provide a provision at Its Financial Reports for December 31, 2010.

Based on its tax consultant opinion, during 2010, KCTR decided to pursuit a law case against the Turkish Tax Authorities demands regarding the second matter. First level court proceedings are continuing as date of this report .

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 14	-	COMMITMENTS CONTINGENT LIABILITIES AND OTHER INFORMATION (Cont.)

C.	Legal proceedings (Cont.)

4.
On June 15, 2010, a petition was filed against Hogla-Kimberly and against another competitor for the approval of a class action. According to the petition, the Competitor and Hogla-Kimberly has misled the public by presenting plastic bags as oxo biodegradable and therefore environmentally friendly, while the products are breaking down into fragments.

The plaintiff estimates the scope of the petition, if approved as class action, to be approximately NIS 111 million. At this early stage Hogla-Kimberly legal advisor opinion is that the probability of the request for approval of a class action lawsuit will be rejected is higher than the probability that it will be approved.

5.
On October 24, 2010 a new lawsuit was received, filed against the company in the amount of approximately NIS 1.5 million, by a former distributer, regarding termination of distribution agreement by the company. The former distributor claims for the existence of employer-employee relations. Due to the preliminary stage of the proceedings, management is unable to estimate the possible outcome of the lawsuit.

NOTE 15	-	SHARE CAPITAL

A.	Composition of Share Capital in Nominal NIS as of December 31, 2010, 2009 and 2008:

	Number of Shares
		Issued and
	Authorized	fully paid up

Ordinary Shares of NIS 1.00 par value	11,000,000	9,113,473

B.
Holders of ordinary shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

C.	The company issued one preference Share to Hadera Paper Ltd, which gives Hadera Paper the right to receive special dividends according to the decision of the Board from time to time.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 16	-	REVENUE

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

A. Sales of the Turkish subsidiary	471,304	489,560	404,024

B. Sales to major customers
(as percentage from total net sales)
Customer A	13.2%	14%	13.2%
Customer B	8.4%	9.5%	10.5%

NOTE 17	-	COST OF SALES

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

Material consumed	618,740	597,791	564,455
Purchases (*)	280,127	267,842	271,688
Salaries and related expenses	122,222	119,867	110,844
Manufacturing expenses	134,872	133,098	140,991
Depreciation	29,449	27,387	21,883
	1,185,410	1,145,985	1,109,861
Change in finished goods inventory	(20,191)	18,964	(12,294)
	1,165,219	1,164,949	1,097,567

(*)	The purchases of the group are related principally to commercial operations.

NOTE 18	-	OTHER INCOME

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

Capital gain from realization of trademark	3,131	-	-
Refund from mutual fund	1,600	-	-
	4,731	-	-

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 19	-	SELLING AND MARKETING EXPENSES

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

Salaries and related expenses	83,611	80,930	81,744
Maintenance and transportation expenses	84,547	83,132	82,676
Advertising and sales promotion	66,923	82,936	85,589
Commissions to distributors	9,819	11,941	11,541
Royalties	29,780	31,117	29,584
Depreciation	1,460	1,668	1,695
Other	11,921	13,052	15,908
	288,061	304,776	308,737

NOTE 20	-	GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

Salaries and related expenses	31,312	36,434	35,224
Administrative and computer services	12,506	13,005	12,118
Services provided by Shareholder	1,400	1,373	1,380
Office maintenance	4,507	3,549	4,392
Depreciation	730	832	749
Provision for doubtful accounts	(710)	(1,724)	1,459
Other	12,612	9,628	11,197
	62,357	63,097	66,519

NOTE 21	-	FINANCING INCOME AND EXPENSES

A.	Financing income

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands
Exchange rate differences	9,318	1,024	8,388
Interest from long-term and short-term bank deposits	144	213	612
Interest income from tax authorities	2,382	1,164	631
Application of amortized cost method on Receivables and payables.	251	1,434	2,379
Finance expense from derivative	-	683
Due to capital note to related parties	-	-	1,560
Other	9	39	132
	12,104	4,557	13,702

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 21	-	FINANCING INCOME AND EXPENSES (Cont.)

B.	Financing expenses

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands

Interest on long-term bank loans	1,360	1,395	4,595
Interest on Short-term bank loans	1,290	807	4,499
Interest expenses to tax authorities	1,267	-
Finance Expenses from derivative	3,560	-	3,002
Other	633	839	259
	8,110	3,041	12,355

	3,995	1,516	1,347

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 22	-	INCOME TAX

A.	Recognised tax assets and deferred tax liabilities

Tax assets and deferred tax liabilities are attributed to the following items Changes in temporary differences during the year (NIS in thousands)

	Balance at January 1, 2009	Charged to profit and loss	Charged to other comprehensive income	Change in Tax rate	Balance at December 31, 2009	Charged to profit and loss	Charged to other comprehensive income	Exchange difference	Change in Tax rate	Balance at December 31, 2010

Property, plant and equipment	(39,498)	(1,562)	-	6,287	(34,773)	(1,729)	-	79	-	(36,423)
Doubtful debts	1,399	(975)	-	27	451	(200)	-	-	9	260
Derivatives	(433)	-	401	-	(32)	-	282	-	-	250
Employee benefits	4,848	791	-	(50)	5,589	(1,252)	-	-	82	4,419
Expenses accruals	-	-	-	-	-	-	-	-	-	-
Tax carry forward losses	-	-	-	-	-	-	-	-	-	-
Other	59	(25)	-	-	33	(45)	-	-	-	(12)
	(33,625)	(1,772)	401	6,264	(28,732)	(3,226)	282	79	91	(31,506)

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 22	-	INCOME TAX (Cont.)

B.	Deferred taxes are presented in the balance sheet as follows:

	2010	2009
	NIS in thousands
Long-term liabilities (in respect of depreciable assets)	35,370	33,631
Long-term Assets	(3,864)	(4,899)
	31,506	28,732

For 2010-2011 - Deferred taxes were computed at rates between 18%-25%, primarily – 20.5%.

As of December 31, 2010 deferred tax assets at the amount of NIS 250 thousand (2009 – NIS 32 thousand tax liability) due to revaluation of financial instruments treated as cash flow hedges was recognized directly to equity.

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

As of December 31, 2010 carry forward tax losses deriving from the Turkish subsidiary sum up to NIS 165.7 (72.8 YTL) millions. The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As of December 31, 2010 deferred tax assets were not recognized in respect of utilizing tax losses in the Turkish subsidiary since it is not anticipated that there will be taxable income against which the tax benefits can be utilized.

According to the Turkish law, carry forward tax losses can be utilized for a five years period only, unrecognized tax losses of KCTR will expire as follow:

An amount of NIS 74.5, 73.6, 7, 6.3 and 4.2 will expire between 2011-2015, respectively.

D.	Income tax attributable directly to other comprehensive income

	2010	2009	2008
	NIS in thousands

Total tax recognized directly in equity	579	(199)	155

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 22	-	INCOME TAX (Cont.)

E.	Tax Composition

	2010	2009
	NIS in thousands

Current taxes	42,771	48,715
Taxes in respect of prior years	-	-
Deferred taxes - A. above	3,133	(4,489)
	45,904	44,226

F.	Reconciliation of the statutory tax rate to the effective tax rate:

	2 0 1 0	2 0 0 9	2 0 0 8
	NIS in thousands
Income before income taxes	190,598	195,321	137,100

Statutory tax rate (see H. below)	25%	26%	27%
Tax computed by statutory tax rate-	47,650	50,783	37,017

Tax increments (savings) due to:
Income (Expenses) in reduced tax rate	(3,561)	(4,268)	(2,104)
Non-deductible expenses	1,483	1,024	2,297
Non-taxable income	(797)	(48)	(90)
Unrecorded deferred taxes in connection with tax loss carry forward	1,074	3,027	5,483
Amortizing differed taxes	-	-	4,244
Reduction in corporate tax rates (see H. below)	(239)	(6,177)	651
Differences arising from basis of measurement	(178)	(185)	579
Income (Expenses) taxes for prior years	-	-	221
Other differences, net	472	70	(825)
	45,904	44,226	47,473

G.	Current Tax Balance

	2010	2009
	NIS in thousands

Current taxes assets	54	-
Current tax liabilities	22,583	26,631

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 22	-	INCOME TAX (Cont.)

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

During 2002, the Company’s program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959, under “alternative benefits” track. The approval program was originally for total investments of approximately NIS 97 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program was substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility. Commencement of operations was during 2003.

During May 2010,the Company recived the approval of the final report from the Investment center for total investments of NIS 109, and approval for the merger of Shikma into the company.

The Company and its subsidiary Shikma Ltd. possess final tax assessments through 2003. Hogla Kimberly Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

NOTE 22	-	INCOME TAX (Cont.)

H.	(Cont.)

Mollet Marketing Ltd., a subsidiary of the Company, posses' final tax assessments through 2004.

On July 14, 2009 Knesset passed the Economic Efficiency Law (legislative amendments to implement the economic plan for the years 2009 and 2010) - 2009, which stipulates, inter alia, an additional gradual reduction in the rate of companies tax to 18% in the 2016. tax year and thereafter. According to these amendments, the rate of company tax applying to the 2010 tax year and thereafter are as follows: 2009 tax year - 26%, 2010 tax year - 25%, 2011 tax year - 24%, 2012 tax year - 23%, 2013 texture - 22%, 2014 tax year - 21%, 2015 tax year - 20%, and in the 2016 tax year and thereafter there will be a companies tax rate of 18%.

The change in the tax rates have decreased the deferred taxes liability as of December 31, 2009 in the amount of NIS 6,177 thousand.

I.
On the 29th December, 2010 the Knesset ratified the Economic Policy 2011-2012 Law (amendments), 2011 that was published in the articles on the 6th January, 2011. Within this law, the Law for the Encouragement of Capital Investments – 1959 was amended (hereafter "amendment"). According to the amendment the different income tax channels were abolished & instead fixed income tax rates on the industrial taxable income were set as follows:

2011-2012: 15% (area "A" – 10%)
2013-2014: 12.5% (area "A" – 7%)
2015 onwards: 12% (area "A" -6%)

These amendments came in force as from 1st January, 2011. Each company is entitled to to choose whether to be included within this amendment & to forego the outstanding benefits of the previous law or to waive this amendment.

The company has uncertainty as to its ability to confirm to the amendments stipulations &, as such, has not recognized the tax income derived from the amendment.

J.	Tax inspection report was received during 2010 to KCTR, see note 14 C .

NOTE 23	-	FINANCIAL INSTRUMENTS

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 23	-	FINANCIAL INSTRUMENTS (Cont.)

B.	Categories of financial instruments

	As of December 31,
	2010	2009
	NIS in thousands
Financial assets
Cash (including cash equivalents) and Trade receivables	310,091	399,457

Financial liabilities
Borrowings and Trade payables	366,556	322,336
Derivative instruments in designated hedge accounting relationships	2,124	119

Measured at the fair value

C.	Credit risk

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

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 23	-	FINANCIAL INSTRUMENTS (Cont.)

D.	Liquidity risk

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

Maturity profile of outstanding financial liabilities

	1 year	1-2 years	2-4 years	Total
	NIS in thousands
2010
Supplier payables	329,916	-	-	329,916
Borrowings	36,640	6,941	-	43,581
Total	366,556	6,941	-	373,497

2009
Supplier payables	296,359	-	-	296,359
Borrowings	25,977	26,795	6,941	59,713
Total	322,336	26,795	6,941	356,072

E.	Exchange rate risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of raw materials and finished goods inventory and purchases of equipment and spare parts linked to the dollar or the Euro. In applying a policy of minimizing the exposure, the Group makes forward transactions against the dollar and euro.

The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities at the reporting date are as follows:

	31, December 2010 NIS thousands
	USD	EURO	YTL
	NIS in thousands

Cash and cash equivalents	4,146	2,127	3,058
Trade receivables	30,116	-	40,354
	34,262	2,127	43,412
Borrowings	-	-	9,845
Trade payables	109,449	30,499	15,829
	109,449	30,499	25,674

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 23	-	FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (Cont)

	31, December 2009 NIS thousands
	USD	EURO	YTL
	NIS in thousands
Cash and cash equivalents	38,586	748	22,975
Trade receivables	35,583	1,328	34,738
	74,168	2,076	57,713
Borrowings	-	-	670
Trade payables	61,536	25,002	30,576
	61,536	25,002	31,246

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

	USD Impact		EUR Impact		YTL Impact
	2010	2009	2010	2009	2010	2009
	NIS in thousands
Profit or loss (1)	(2,465)	(5,671)	(160)	(542)	2,068	2,008
Other equity (2)	1,692	1,737	1,457	740	-	-

(1)	This is mainly attributable to the exposure outstanding on receivables, cash and payables at year end in the Group, and forward foreign exchange contracts.

(2)	This is as a result of the changes in fair value of derivative instruments designated as cash flow hedges.

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

These hedging transactions are treated as cash flow hedges and the resulting gain or loss is recognized in other comprehensive income.

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 23	-	FINANCIAL INSTRUMENTS (Cont.)

E.	Exchange rate risk (Cont.)

The following table details the forward foreign currency (FC) contracts outstanding as at the reporting date:

Outstanding contracts	Buy Currency	Sell Currency	Fair value NIS

Less than 3 months	USD	NIS	1,224
3 to 6 months	USD	NIS	254
Less than 3 months	EUR	NIS	460
3 to 6 months	EUR	NIS	185

The Company does not hedge its foreign currency exposure to the YTL in respect of its investment in the Turkish subsidiary.

F.	Fair Value of Financial Instruments

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

The Company is owned by Kimberly Clark Corp. (“KC” or the “Parent Company”) (50.1%) and Hadera Paper Ltd. (“Hadera Paper”) (49.9%).

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the group and other related parties are disclosed below:

A.	Balances with Related Parties

	December 31,
	2 0 1 0	2 0 0 9
	NIS Thousands

Trade receivables	27,968	35,682
Other current assets	3,228	948
Trade payables	84,629	72,339

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 24	-	RELATED PARTIES AND INTERESTED PARTIES (Cont.)

B.	Transactions with Related Parties

	December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
	NIS Thousands
Sales to related parties (1)	222,018	243,212	216,841

Cost of sales (2)	328,466	256,696	268,476

Royalties to the shareholders (3)	29,780	31,117	29,584

General and administrative expenses (*) (4)	9,707	11,980	12,488

(*)	Company - excludes Subsidiaries.

C.

(1)	Sales of finished goods to companies in KC group and Hadera Paper.

(2)	Mainly purchase of finished goods from companies in KC group and Hadera Paper group.

(3)	The group is obligated to pay royalties to KC.

(4)
The Company leases its premises in Hadera and Naharia from Hadera Paper and receives certain services (including energy, water, maintenance, computer and professional services) under agreements, which are renewed based on shareholders agreements.

D.	Compensation of key management personnel

Total remuneration of key management during the year was NIS 9,344 thousands (2009: NIS 9,891 thousands). The amounts include costs relating to options (*) granted to senior managements to shares of the Company's shareholders.

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

The total expenses resulting from the aforementioned grant for the year ended December 31, 2010 was NIS 1,042 thousand (2009: NIS 589 thousands).

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2010

NOTE 25	-	DIVIDENDS

A.
On October 22, 2009 the board of directors decided to distribute Dividend in the amount of NIS 40 million from the unapproved enterprise retained earnings accumulated as of September 30, 2009 to the holders of the ordinary shares. The dividend was paid on January 20, 2010.

B.
On February 18, 2010 the board of directors decided to distribute Dividend in the amount of NIS 20 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend was paid on May 12, 2010.

C.
On April 22, 2010, the board of directors decided to distribute Dividend in the amount of NIS 40 million from the unapproved enterprise retained earnings to the holders of the ordinary shares. The dividend was paid on July 15, 2010.

D.
Following the last Board's decision from July 27, 2010 to distribute a dividend in the amount of NIS 40 million from unapproved enterprise earnings, the payment is subject to availability of funds and the agreement of KC, The Board approved to pay at the fourth quarter of 2010 the amount of NIS 35 million and at 2011 the amount of NIS 5 million.  A divided of NIS 35 million was paid on November 29, 2010.

NOTE 26	-	SUBSEQENT EVENTS

On February 23, 2011 the board of directors declared dividend distribution of NIS 30 million from the unapproved enterprise retained earnings.  Actual payment will take place at Q2/2011 subject to no major negative development in the tax case in KCTR.